Form 20-F/A
period 2019-12-31
ENERGY CO OF PARANA
filed 2020-11-18
CIK 1041792

As filed with the Securities and Exchange Commission on November 18, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5,2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ IFRS ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

N/A

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (“ Amendment No. 1 ”) to the Annual Report on Form 20-F of Companhia Paranaense de Energia – Copel (the “ Company”) for the fiscal year ended December 31, 2019 filed on April 27, 2020 (the “Original Form 20-F”) is being filed to amend Item 15(a) and Item 15(b) to correctly state that the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, respectively, were not effective as of December 31, 2019.

Exhibits 12.1, 12.2, 13.1 and 13.2 to the Original Form 20-F were inadvertently filed without the requisite conformed signatures, although the original certifications were signed on April 27, 2020. Consequently, this Amendment No.1 includes the full report and the requisite signatures to Exhibits 12.1, 12.2, 13.1 and 13.2 thereto.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F. As a result, this Amendment No. 1 does not reflect any events that may have occurred after the Annual Report was filed on April 27, 2020.

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

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 189.

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

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(R$million)
Statement of income data(1):
Operating revenues	16,244	14,935	14,025	13,102	14,946
Cost of sales and services provided	(11,760)	(11,502)	(10,666)	(10,234)	(11,799)
Gross profit	4,484	3,433	3,359	2,868	3,147
Operational expenses/income	(1,293)	(1,039)	(1,218)	(879)	(1,025)
Profit before financial results and taxes	3,191	2,394	2,141	1,989	2,121
Financial results	(488)	(438)	(748)	(595)	(428)
Profit before income tax and social contribution	2,702	1,956	1,393	1,394	1,694
Income tax and social contribution on profit	(639)	(512)	(275)	(520)	(532)
Net income for the year	2,063	1,444	1,118	874	1,162
Statement of financial position data:
Current assets	7,909	6,678	5,702	4,237	6,822
Recoverable rate deficit (CRC)(1)	1,350	1,445	1,516	1,523	1,383
Non-current assets	10,863	10,014	8,608	8,313	4,952
Property, plant and equipment, net	10,592	10,841	9,829	8,934	8,693
Total assets	38,313	35,930	33,162	30,289	28,844
Loans and financing and debentures (current)	1,420	3,298	2,417	2,602	1,233
Current liabilities	5,346	6,695	6,110	5,656	4,789
Loans and financing and debentures (non-current)	10,152	8,268	7,414	6,235	6,528
Non-current liabilities	15,368	12,899	11,542	9,655	9,574
Equity	17,598	16,336	15,510	14,978	14,480
Attributable to controlling shareholders	17,252	16,033	15,208	14,718	14,162
Attributable to non-controlling interest	346	303	302	260	318
Share capital	10,800	7,910	7,910	7,910	6,910

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

As of the date hereof, Bill No. 1179/2020 and No. 1198/2020 (the “Data Privacy Bills”), which provide, respectively, for the emergency and transitory legal regimes of the private sector during the coronavirus (COVID-19) crisis are under discussion by the Congress. The Data Privacy Bills are being considered in the context of measures entered into in response to the coronavirus (COVID-19) international health crisis, including Legislative Decree No. 06 which recognizes a state of public calamity in Brazil. The Data Privacy Bills also include, among others, an amendment to article 65 of the LGPD on timing of applicable sanctions. A revision of the LGPB is expected to go effective on January 1st, 2021 and the revised sanctions set forth therein shall be applicable starting August 2021

We have engaged an external consulting firm to assist us in adapting our internal processes, proceedings, rules and controls to the new rules on data protection (especially the LGPD), and this process is still ongoing. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities that are discovered in the future.

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

The Company1

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

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2019, we owned and operated 3,389 km of transmission lines and 199,952.6 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2019 to our Final Customers:

•	33.8% was to industrial customers;
•	28.1% was to residential customers;
•	19.7% was to commercial customers; and
•	18.4% was to rural and other customers.

Key elements of our business strategy include the following:

•	bringing together sustainable growth, profitability, adequate indebtedness levels and allocation of profits;
•	preparing the Company to go from consumer to client;
•	seeking profitable opportunities related to new businesses and services in the energy sector;
•	managing an integrated and strategic energy portfolio, including strategic partnerships and maximizing synergies and profitability;
•	divesting from non-strategic assets;
•	maintaining discipline in allocating capital and technical rigor in planning and implementing projects;
•	achieving the same efficiency standards as the best companies from the energy sector, promoting innovation, investment in technology and optimization of the workforce;
34

•	ensuring and raising levels of corporate sustainability, environmental, governance, risk management and compliance;
•	developing and implementing a culture based on meritocracy and consequence management towards building high performance teams;
•	seeking greater protagonism in our interaction with regulators and institutions;
•	consolidating a culture focused on safety, health and quality of life.

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

36

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

	Year ended December 31,
	2019	2018	2017	2016	2015
	(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	4,146	3,960	3,860	3,600	3,921
Electricity delivered to Bilateral Agreements (Copel Comercialização)	5,123	2,969	27	-	-
Electricity delivered to Bilateral Agreements	3,724	5,826	8,477	7,908	6,675
Electricity delivered under auction – CCEAR – affiliates(2)	122	92	86	157	215
Electricity delivered under auction – CCEAR – other(2	2,215	876	838	3,154	4,391
Electricity delivered to Spot Market – CCEE(2)	(594)	213	1,246	(252)	(640)
Electricity delivered to the Interconnected System	3,203	4,556	6,529	10,895	10,196
Total electricity delivered by Copel Geração e Transmissão	17,940	18,492	21,063	25,462	24,758
Wind Farms(1) (3)
Electricity delivered under auction – CCEAR – affiliates	31	-	-	-	-
Electricity delivered under auction – CCEAR – other	1,288	840	840	842	724
Electricity delivered under auction – CER – other	914	334	357	358	337
Total electricity delivered by Wind Farms	2,233	1,174	1,197	1,200	1,061
Copel Distribuição
Electricity delivered to Captive Customers	19,784	19,594	19,743	22,328	24,043
Electricity delivered to distributors in the State of Paraná	164	279	521	614	699
Spot Market – CCEE(4)	1,319	2,401	2,510	3,611	910
Total electricity delivered by Copel Distribuição	21,267	22,274	22,774	26,553	25,652
Copel Comercialização
Electricity delivered to Free Customers	2,715	2,096	771	58	-
Electricity delivered to Bilateral Agreements (Copel GeT)	216	180	628	-	-
Electricity delivered to Bilateral Agreements	5,722	4,223	1,254	-	-
Electricity delivered to Spot Market – CCEE	52	26	18	1	-
Total electricity delivered by Copel Comercialização	8,490	6,525	2,671	59	-
Subtotal	49,930	48,465	47,705	53,274	51,471
Losses by Copel Distribuição and Wind Farms5)	2,808	3,370	3,108	3,285	3,197
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	52,738	51,835	50,813	56,559	54,668

(1)	In 2018, Copel adopted the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions. The energy amounts reflected in this table, even with respect to past years, were calculated in accordance with the criteria adopted by the CCEE.

(2)	Amounts indicated as less than zero (negative numbers) refer to the consolidated purchase of electricity from the Spot Market along the year.
(3)	Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.
(4)	Includes the MCSD.
(5)	Includes Technical, Non-technical and Basic network losses of Copel Distribuição and losses related to the Wind Farms.

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
43

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

Expansion and Maintenance of Generating Capacity

We expect to spend R$654.1 million in 2020 to expand and maintain our generation capacity, including participation in new businesses, of which R$118.6 million will be invested in SHP Bela Vista, , R$80.5 million will be invested in the Colíder Hydroelectric Power Plant and R$25.8 million will be invested in the Baixo Iguaçu Hydroelectric Power Plant. The remaining amount will be spent on equipment maintenance, the modernization of the HPP Foz do Areia, the modernization of the Figueira Thermal Power Plant] and other projects.

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

In 2020, we plan to bid for concessions to construct and operate new hydroelectric and solar photovoltaic plants or wind farms in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2020, or sell the energy in the unregulated electricity market (Free Market). We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and SILEA Participações Ltda. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and thermosolar energy. For instance, since 2017, Copel has conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of solar energy projects in such areas is still under analysis and the corresponding studies are expected to be concluded as to be able to submit such projects to energy auctions in 2020.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	As of December 31,
	2019	2018	2017	2016	2015
Transmission lines (km):
230 kV and 500 kV	3,074.6	3,025.4	2,691. 8	2,514.0	2,398.8
138 kV	13.4	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	-	-
Distribution lines (km):
230 kV(2)	-	-	-	165.5	129.6
138 kV	6,506.7	6,264.8	5,935.0	5,970.3	5,866.6
69 kV	755.6	751.2	866.4	695.4	695.3
34.5 kV	85,734.5	85,185.2	84,639.2	84,071.3	83,347.4
13.8 kV	106,955.7	106,172.4	105,510.6	104,556.0	103,488.2
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(3)	23,860.2	22,825.1	22,849.3	22,535.4	21,727.2
Generation (step up) substations	6,691.0	6,355.0	6,335.0	6,335.0	6,312.4
Distribution substations (34.5 kV)	1,545.8	1,502.3	1,537.9	1,488.5	1,517.2
Distribution transformers	13,800.9	13,404.6	12,956.9	12,548.2	12,032.7
Total energy losses(4) (5)	7.0%	8.3%	7.8%	8.1%	7.8%

(1)	As approved by ANEEL in 2008, these 69 kV transmission lines held by Copel Distribuição were transferred to Copel Geração e Transmissão, since they were part of our transmission business segment.
(2)	Due to improvements to registration and control systems used by Copel Distribuição to classify and register its transmission lines, lines were classified pursuant to its insulation voltage, and not according to its structure and isolate components. Consequently, all lines previously registered by Copel Distribuição were reclassified and there are no lines classified as 230 kV anymore.
(3)	This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.
(4)	Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic network.
(5)	We note that percentages measured until 2016 and reported in previous reports of the Company reflected the amounts of physical losses (Technical), commercial losses (Non-Technical) and losses on the basic network (allocation of agreements on the gravity center of the submarket) of Copel Distribuição, as well as the losses related to the allocation of agreements of Copel GeT. Those percentages were calculated taking into account the total of power purchased and sale agreements entered into by both Copel Distribuição and Copel GeT. For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the network of Copel Distribuição. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

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

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)[5]	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$million)
COPEL GeT	Main Transmission Concession(1)	2,026	34	December, 2042	100.0%	469.5
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100.0%	10.9
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.1
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100.0%	12.5
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	5.1
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	6.1
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	8.2
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	9.9
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	7.8
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	20.4
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	31.4
COPEL GeT	TL Baixo Iguaçu – Realeza TL Curitiba Centro - Uberaba	46	3	April, 2046	100%	79.0
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	120	-	March, 2035	100%	32.4
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul	152	1	January, 2042	100%	12.5
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste	29	1	May, 2042	100%	19.5
Subtotal Copel GeT		3,382	43			726.3
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May, 2042	49.0%(3)	11.6
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	17.1
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49.0%(3)	91.52
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49.0%(3)	49.5
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(3)	33.5
Cantareira	TL Estreito – Fernão Dias	342	-	September, 2044	49.0%(3)	50.1
Mata de Santa Genebra(4)	TL Araraquara II - Atatiba TL Bateias - Atatiba	621	1		50.1%(3)	80.8
Subtotal SPCs		4,028	7			334.1
Total		7,410	50			1,060.4

(1)	Our main transmission concessions encompasses several transmission lines.
(2)	In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras SA and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of shares issued by SPE Uirapuru Transmissora de Energia S.A.. In June, 2019 Copel GeT took over the stake control of the company.
(3)	Refers to the equity interest held by Copel Geração e Transmissão.
(4)	Refers to transmission lines that are already in commercial operation, representing 66.2% of the project's total RAP
(5)	Considers double circuits as a single extension.
50

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
53

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

Of all our transmission concessions in operational stage, our main transmission concession (which involves our main transmission facilities) accounted for about 71% of our gross transmission revenues in 2019. In addition, we have ten (10) concession agreements for transmission lines and substations in operation and one (1) partially in operation, which correspond to an aggregate of 29% of our transmission revenues. The amount of revenues we are entitled to receive pursuant to one (1) of these contracts is updated on an annual basis by the IGP-M and is not subject to the tariff review process, but, pursuant to the terms set forth in this agreement, our revenues were reduced by 50% starting in June 2018. Other ten (10) agreements revenues are subject to the tariff review process and adjustments by the IPCA.

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

Sercomtel. We own 45% of the stock of Sercomtel Telecomunicações S.A. (“Sercomtel”). Sercomtel holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband. Pursuant to a commercial agreement between COPEL and Sercomtel in force since March 2012, Sercomtel can provide voice services over COPEL’s network in one hundred and eighty three (183) cities within the State of Paraná, including Curitiba. ..

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

The following tables sets forth information relating to the terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia (1)	May, 1973	May, 2003	January, 2001	September, 2023
Apucaraninha	October, 1975	October, 2005	April, 2003	October, 2025
Guaricana	August, 1976	August, 2006	August, 2005	August, 2026
Chaminé	August, 1976	August, 2006	August, 2005	August, 2026
Segredo	November, 1979	November, 2009	September, 2009	November, 2029
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	November, 2029
Salto Caxias	May, 1980	May, 2010	September, 2009	May, 2030
Mauá (2)	June, 2007	July, 2042	Not extendable	July, 2042
Colíder(3)	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	February, 2046
Baixo Iguaçu(4)	August, 2012	August, 2047	Not extendable	September, 2049
SHP Bela Vista (5)	May, 2007	January, 2041	Extendable	January, 2071

(1)	In March 3, 2020, the concession of Foz do Areia was transferred from Copel GeT to FDA pursuant to ANEEL Authorizing Resolution no. 8.578/2020. Copel GeT owns 100% of FDA Geração de Energia S.A.
(2)	Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which Copel owns 51.0% and Eletrosul owns the remaining 49.0%.
(3)	The commercial operations of generation units 1, 2 and 3 of Colíder’s began in March 2019, May 2019 and December 2019, respectively.
(4)	Baixo Iguaçu was constructed by Consórcio Empreendedor Baixo Iguaçu, of which Copel owns 30% and Geração Céu Azul the remaining 70%. The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.
64

(5)	The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the Aneel’s Authorizing Resolution no. 7.802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. This power plant is still under construction. ..

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Nova Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D'Água	June, 2011	May, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050
Jandaíra I(2)	April, 2020	April, 2055
Jandaíra II(2)	April, 2020	April, 2055
Jandaíra III(2)	April, 2020	April, 2055
Jandaíra IV(2)	April, 2020	April, 2055
(1)	Wind plants located at Copel’s Cutia wind farm complex.
(2)	The consortium formed by Copel GeT and Cutia Empreendimentos Eólicos S.A.., won ANEEL Auction no. 004/2019 for Jandaíra Wind Complex (I, II, III and IV) and granting process is still ongoing.

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
67

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
68

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•	In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.
75

•	In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.
•	In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•	In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
o	Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
o	Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•	In 2004, Decree No. 5,163 was enacted to governor the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final customers. Among other matters, this decree:
o	provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
o	requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
76

o	provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.
o	requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.
•	In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577, dated as of August 29, 2012 (converted into Law No. 12,767 dated as of December 27, 2012); and (ii) Provisional Measure No. 579, dated September 11, 2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “Concessions”.
•	In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian federal government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “Item 4. Information on the Company—Concessions—2013 Concession Renewal Law.”
•	In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Federal Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian federal government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.
77

•	In 2016, the Brazilian government enacted Provisional Measure No. 735, dated as of June 22, 2016, converted into Federal Law No. 13,360, dated as of November 17, 2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the Free Market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.
•	In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector”. This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.
•	In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•	In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian Federal Government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that [the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession)]. This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession.
•	During 2018, the Brazilian federal government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•	In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using thermoelectric plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.
•	In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by consumers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for consumers with electric load below 500 kW.
78

•	In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo - DESSEM), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – SIN), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, thermoelectric plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.

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
79

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

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.1% and 1.1%, respectively, in growth rate, but mainly due to the uncertainties caused by the Brazilian presidential election, the real has depreciated in comparison to the U.S. dollar.

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
95

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

As of December 31, 2019, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims that cannot be evaluated in the current stage of proceedings, classified as possible losses, was approximately R$3,485.1 million, of which R$419.9 million correspond to labor claims; R$21.3 million to employee benefits; R$1,141,4 million to regulatory claims; R$1,273.9 million to civil claims; and R$628.6 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

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

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and average rate components of electricity sales and purchases for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	284.03	292.71	307.24
Residential customers	789.75	745.77	670.21
Commercial customers	743.25	711.64	657.14
Rural customers	465.30	408.71	377.97
Other customers(3)	582.91	551.84	499.25
All customers(2)	561.27	537.51	508.83
Volume (GWh):
Industrial customers(2)	9,000	8,641	7,689
Residential customers	7,499	7,238	7,126
Commercial customers	5,238	4,979	4,847
Rural customers	2,361	2,288	2,257
Other customers(3)	2,546	2,481	2,455
All customers(2)	26,644	25,627	24,374
Total revenues from sales to final customers (millions of R$)	14,954	13,775	12,402
Sales to distributors(4)
Average price (R$/MWh)(1)	213,57	241,62	204,48
Volume (GWh) (5)	15,456	12,979	17,263
Total revenues (millions of R$)	3,301	3,136	3,530
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	237.4	222.18	188.41
Volume (GWh)	5,533	5,726	5,934
Percentage of total Itaipu production purchased	8.7	7.1	7.2
Total cost (millions of R$)(7)	1,316.5	1,272.2	1,118.0
Purchases from Angra
Average cost (R$/MWh)	253,58	248.07	226.49
Volume (GWh)	0,978	1,009	1,023
Total cost (millions of R$)(7)	248.0	250.3	231.7
Purchases from CCGF
Average cost (R$/MWh)	102.28	90.92	61.55
Volume (GWh)	6,274	6,520	7,271
Total cost (millions of R$)(7)	641.7	592.8	447.5
Purchases from others(4)
Average cost (R$/MWh)	185.27	237.41	342.37
Volume (GWh)	21,045	17,884	12,758
Total cost (millions of R$)(7)	3,899	4,246	4,368

(1)	Average prices or costs have been computed by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.
(2)	Includes Free Customers outside Paraná.
(3)	Includes public services such as street lighting, as well as the supply of electricity to government agencies, and our own consumption.
(4)	Energy traded between Copel’s subsidiaries not included.
(5)	Energy Reallocation Mechanism not included.
104

(6)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(7)	See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.
105

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

106

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

107

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
108

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

109

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
110

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
111

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
112

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

113

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
114

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

Banco do Brasil:

115

•	We have R$789 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•	In May 2015, Copel GeT issued R$1,000.0 million in simple, in five-year non-convertible debentures, with an interest rate of 113% of the CDI index per year and payment of interest on an annual basis. As of December 31, 2019, we had an aggregate balance of R$347 million of outstanding debt under these debentures;
•	In October 2015, Copel Telecom issued R$160.0 million in simple, in nine-year non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.9633% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate balance of R$195.4 million of outstanding debt under these debentures;
•	In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2019, we had an aggregate balance of R$254.8 million of outstanding debt under these debentures. As of December 31, 2019, all the conditions agreed had been fulfilled. For more information, see Note 23.3 to our audited consolidated financial statements;
•	In April 2016, Compagas privately issued R$33.6 million in simple non-convertible debentures, single series, with floating charge, with an interest rate equal to TJLP index + 2.17% per year, with a five-year maturity and payment of interest on a quartely basis. As of December 31, 2019, we had an aggregate balance of R$11.8 million of outstanding debt under these debentures;
•	In July 2017, Copel Telecom issued R$220.0 million in five-year simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.4329% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$246.3 million under these debentures;
•	In October 2017, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$505.8 million under these debentures;
•	In October 2017, Copel GeT issued R$1.0 billion in simple non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,011.7 million under these debentures;
•	In January 2018, Copel Holding issued R$600.0 million in simple, non-convertible debentures, with an interest rate of 119% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$617.4 million under these debentures;
•	In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,030.1 million under these debentures;
•	In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$308.5 million under these debentures;
116

•	In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1,019.6 million under these debentures;
•	In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$352.9 million under these debentures;
•	In May 2019, Copel Telecom issued R$210 million in simple, non-convertible debentures, with an interest rate of 117% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$211,3 million under these debentures;
•	In June 2019, Copel Holding issued R$500 million in simple, non-convertible debentures, with an interest rate of 106% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$501 million under these debentures;
•	In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$1.024,1 million under these debentures;
•	In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1,45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2019, we had an aggregate outstanding balance of R$858,1 million under these debentures; and
•	In December 2019, Compagas privately issued R$43 million in simple non-convertible debentures, single series, with an interest rate equal to CDI index + 0.88% per year, with a two-year maturity and payment of interest on a monthly basis. As of December 31, 2019, we had an aggregate balance of R$44,7 million of outstanding debt under these debentures.

BNDES

•	In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2019, the aggregate outstanding balance of these two contracts totaled R$828.7 million;
•	BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2019, we had an aggregate of R$191.6 million in outstanding debt with BNDES and Banco do Brasil under this facility;
117

•	In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2019, we had an aggregate of R$21.1 million in outstanding debt under this financing contract;
•	In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2019, we had an aggregate of R$215.5 million in outstanding debt under this financing contract;
•	In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2019, we had an aggregate balance of R$46.2 million of outstanding debt under this financing contract;
•	In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2019, we had an aggregate outstanding balance of R$51.2 million under this financing contract;
•	In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2019, we had an aggregate balance of R$95.1 million of outstanding debt under this financing contract;
•	In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2019, we had an aggregate balance of R$35.9 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2019, we had an aggregate balance of R$196.8 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2019, we had an aggregate balance of R$611.5 million of outstanding debt under this financing contract.
•	In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.
•	Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba. It has a balance on December 31, 2019 of R$34.4 million.
•	Costa Oeste, has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE. It has a balance on December 31, 2019 of R $22.2 million
118

CAIXA ECONÔMICA FEDERAL (CEF)

•	We have R$13.4 million in outstanding debt related to government programs to finance distribution projects; and
•	Copel Distribuição entered into an agreement in 2016, in the amount of R$1.2 million, for the purchase of machinery and/or equipment and also computer and automation goods. It has a balance on December 31, 2019 of R$0.3 million.

ELETROBRAS

•	We have R$10.9 million in outstanding debt with Eletrobras under government programs to finance distribution projects;

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

	Payments due by period
	Total	Less than1 year	1-3 years	3-5 years	More than 5 years
	(R$million)
Contractual obligations:
Loans and financing(1)	4,185.8	455.9	1,343.8	719.6	1,666.5
Debentures(2)	10,413.5	1,501.9	4,967.7	2,288.6	1,655.3
Suppliers(3)	1,873.2	1,732.6	128.0	12.6	-
Purchase obligations(4)	130,075.9	4,390.5	10,101.5	11,411.1	104,172.8
Concession payments(5)	1,799.9	74.5	161.9	174.2	1,389.3
Eletrobras ‒ Itaipu(6)	6,723.5	1,667.0	3,475.4	1,581.1	-
Installment due to the Federal Revenue of Brazil(7)	623.8	68.4	105.4	114.3	335.7
Post-employment benefits(8)	10,322.2	670.5	1,301.0	1,231.3	7,119.4
Sectoral Financial liabilities(9)	108.4	-	108.4	-	-
Lease liability(10)	126,999.2	42,258.2	57,399.4	16,115.9	11,225.7
Total	293,125.4	52,819.5	79,092.5	33,648.7	127,564.7

(1)	Includes interest as agreed under agreements in the amount of R$1, 016.1. For more details, see Note 21 to our audited consolidated financial statements.
(2)	Includes interest as agreed under relevant agreements in the amount of R$1, 647.0. For more details, see Note 22 to our audited consolidated financial statements.
(3)	Mainly consists of Electricity purchased from auctions on the CCEAR with balances falling due in less than 30 days and gas supplied by Petrobras to the Araucária Thermoelectric Plant.
(4)	Consists of binding power purchase commitments. Includes monetary restatements as agreed under relevant agreements.
(5)	Payments to the federal government arising from Elejor, Mauá, Colíder, Rio Jordão and Baixo Iguaçu facilities concession agreement. Includes interest and applicable monetary restatements.
(6)	Includes expected exchange variation.
(7)	Income Tax and Social Contribution due by Copel Geração e Transmissão in 2014 and joining the Special Tax Regularization Program (Programa Especial de Regularização Tributária – Pert) in August 2017 by Copel Distribuição. Includes interest and applicable monetary restatement.
(8)	For more details, see Note 23 to our audited consolidated financial statements.
(9)	For more details, see Note 9 to our audited consolidated financial statements.
(10)	For more details, see Note 27 to our audited consolidated financial statements.

We are also subject to risks with respect to tax, labor and civil claims and have provisioned R$1,606.7 million for accrued liabilities under legal proceedings related to these claims as of December 31, 2019. For more information, see “Item 8. Financial Information—Legal Proceedings” and Notes 15 and 29] to our audited consolidated financial statements.

120

OFF-BALANCE SHEET ARRANGEMENTS

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which may be composed of up to nine (9) members and is currently composed of nine (9) members; and
•	a Board of Executive Officers, which is currently composed of seven (7) members.

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

According to our bylaws, our Board of Executive Officers consists of seven (7) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2021. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Institutional Relations Officer	2019
Vicente Loiácono Neto	Chief Governance, Risk and Compliance Officer	2018
David Campos	Chief Assistant Officer.	2019

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
127

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee is composed of five members of our Board of Directors, each of whom serves a term of two years, and may be re-elected up to three consecutive times. Pursuant to the rules of procedure of the Audit Committee, the members of this committee are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Audit Committee are Mr. Marco Antônio Barbosa Cândido (chairman), Ms. Leila Abraham Loria, Ms. Olga Stankevicius Colpo, Mr. Luiz Claudio Maia Vieira and Mr. Carlos Biedermann. The Audit Committee is responsible for auditing, supervising and fiscalizing the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

The following table sets forth certain information regarding the ownership of our Common Shares on December 31, 2019:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	85,029	58.6
BNDESPAR	38,299	26.4
Eletrobras	1,531	1.1
Public Float – ADRs	109	0.1
Public Float – B3 (Brasil, Bolsa, Balcão)	19,728	13.6
Other	335	0.2
All directors and officers as a group(1)	-	-
Total	145,031	100.0

(1)	On December 31, 2019, our directors and officers held an aggregate of 2 Common Shares.

The following table sets forth certain information regarding the ownership of our Class B Shares on December 31, 2019:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	–	–
BNDESPAR	27,282	21.3
Eletrobras	–	–
Traded as ADSs	27,181 ]	21.2
Traded in the B3 (Brasil, Bolsa, Balcão)	73,613	57.4
Other	221	0.1
All directors and officers as a group	–	–
Total	128,297	100.0

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
139

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
141

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

158

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
160

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

None.

Item 15. Control and Procedures

2019 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2019, because of the material weakness in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective in providing reasonable assurance that the information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Our management concluded that our internal control over financial reporting was not effective as of December 31, 2019, because of the following material weakness identified and assessed by our management as of December 31, 2019:

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

162

(c) Attestation Report of the Registered Public Accounting Firm

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel - 18º anda
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - Copel
Curitiba - PR - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the "Company") as of December 31, 2019, based on criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in "Internal Control - Integrated Framework (2013)" issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 24, 2020, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients' most complex business challenges. To learn more about how Deloitte's approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

Deloitte.

Definitions and limitations of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in Management's assessment: ineffective controls related to the review of the assumptions and the calculation of impairment of fixed assets of Copel Telecomunicações, a wholly-owned subsidiary of the Company, and of UEGA, a non-wholly-owned subsidiary of the Company.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2019 of the Company, and this report does not affect our report on such financial statements.

Curitiba, April 24, 2020

DELOITTE TOUCHE TOHMATSU
Auditores Independentes – Curitiba, Brazil

2020-CWT-0187 VF.docx

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
166

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
169

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-143.

Item 19. Exhibits

1.1	Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018 , and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019, incorporated by reference to Exhibit 1.1 to Copel’s annual report on Form 20-F dated April 27, 2020 (File Nos. 001-14668, Accession No. 0001292814-20-001451).
2.1	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and incorporated herein by reference (File No. 333-157278).

2.4	Description of Securities registered under Section 12 of the Exchange Act, incorporated by reference to Exhibit 2.4 to Copel’s annual report on Form 20-F dated April 27, 2020 (File Nos. 001-14668, Accession No. 0001292814-20-001451).
4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (“Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997), the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006) (File No. 001-14668), and the Deed of Amendment to the Adjustment Agreement (Quinto Termo Aditivo ao Termo de Ajuste celebrado em 31 de outubro de 2017) (English translation).
8.1	List of subsidiaries, incorporated by reference to Exhibit 8.1 to Copel’s annual report on Form 20-F dated April 27, 2020 (File Nos. 001-14668, Accession No. 0001292814-20-001451).
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: November 18, 2020

