Form 20-F/A
period 2019-12-31
ENERGY CO OF PARANA
filed 2020-11-19
CIK 1041792

As filed with the Securities and Exchange Commission on November 19, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 (“ Amendment No. 2 ”) to the Annual Report on Form 20-F of Companhia Paranaense de Energia – Copel (the “ Company”) for the fiscal year ended December 31, 2019 filed on April 27, 2020 (the “Original Form 20-F”) is being filed to amend Item 15(a) and Item 15(b) to correctly state that the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, respectively, were not effective as of December 31, 2019 and to include pages that were inadvertently omitted from Amendment No. 1 to the Original Form 20-F.

Exhibits 12.1, 12.2, 13.1 and 13.2 to the Original Form 20-F were inadvertently filed without the requisite conformed signatures, although the original certifications were signed on April 27, 2020. Consequently, this Amendment No.2 includes the full report and the requisite signatures to Exhibits 12.1, 12.2, 13.1 and 13.2 thereto.

Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F. As a result, this Amendment No. 2 does not reflect any events that may have occurred after the Annual Report was filed on April 27, 2020.

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

(c) Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Rua Nunes Machado, 68, The Five East Batel – 18º andar 80250-000 - Curitiba - PR Brasil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

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

/s/ DELOITTE TOUCHE TOHMATSU
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
165

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

This code applies to all of our employees, board members, officers (including our Chief Executive Officer, our Chief Financial Officer and our officer in charge of our accounting department) and outsourced, as well as those of our wholly-owned subsidiaries. Our code is available on our website (ir.copel.com) and copies can also be delivered by mail upon a written request sent to the address provided on the cover page of this 20-F/A.

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
168

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

Date: November 19, 2020

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

/s/ DELOITTE TOUCHE TOHMATSU
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