Form 20-F
period 2020-12-31
ENERGY CO OF PARANA
filed 2021-04-20
CIK 1041792

As filed with the Securities and Exchange Commission on April 19, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Coronel Dulcídio, 800

80420-170 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Daniel Pimentel Slaviero

+55 41 3331 4011 – ri@copel.com

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Preferred Class B Shares, without par value*	N/A	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Class B Share	ELP	New York Stock Exchange

* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2020:

1,450,310,800 Common Shares, without par value*

3,267,520 Class A Preferred Shares, without par value*

1,282,975,430 Class B Preferred Shares, without par value*

* Does reflect the share split that occurred on March 11, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [_]

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

Large accelerated filer [X] Accelerated filer [_]

Non-accelerated filer [_] Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [_]

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5,2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_] IFRS [X] Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

N/A

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes [_] No [X]

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

Our audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the years ended December 31, 2020, 2019 and 2018, are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 149.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting the financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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

As our operations have an important impact on the commercial and industrial development of the State of Paraná, the State of Paraná may use its status as our controlling shareholder to decide whether we should engage in certain activities and make certain investments aimed, principally, to promote its public policies or social objectives and not necessarily to meet the objective of improving our business and/or operational results. Further, proceedings involving the State of Paraná may affect its controlling shareholder position and, therefore, may impact our capital structure.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. On December 31, 2020, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,555.7 million. For additional information, see “Item 8. Financial Information–A. Consolidated Financial Information–Legal Proceedings”.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implementing our investment program.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$1,902.7 million in 2021. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,589/2017(Resolução nº 4,589/2017 do Banco Central do Brasil), which defines the limit of exposure and the annual global limit of credit to public sector entities to be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The annual global limit that can be contracted in credit operations, with and without guarantee of the Union, by the bodies and entities of the public sector with the financial institutions and other institutions authorized to operate by the Brazilian Central Bank is defined by the National Monetary Council by means of inclusion of an annex to Brazilian Central Bank Resolution no. 4,589/2017, establishing, until the end of each fiscal year, the limit for the following year. The maximum amounts defined for the 2021 financial year are up to R$9.0 billion for Union guaranteed operations and up to R$11.0 billion for operations without Union guarantee. Although theses limits have recently increased, as a result of these limits, we may have difficulty in obtaining financing from financial institutions and other institutions authorized to operate by the Brazilian Central Bank, which could create difficulties in the implementation of our investment program. Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. Furthermore, the requirements and other criteria adopted by financial institutions when approving new financing transactions may be related to certain Brazilian macroeconomic scenarios, as well as to our financial indicators, such as our indebtedness levels and other indicators usually considered by financial institutions in their credit risk assessments. We cannot ensure you that these requirements and criteria will be met. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment program.

Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation. We have suffered cyber-attacks in the past leading to the unavailability of part of our systems.

We collect, store, process and use various confidential information related to our business and operations. In our ordinary course of business, we also collect and store personal data of our customers in our data centers located at our own premises.

Despite our cybersecurity controls, information technology and infrastructure (solarwinds), in the past we have been and in the future we may be vulnerable to failures whether caused by technical failures, negligence, accident or cyber-attacks. Those failures may result in disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations. For more information on cyber-attacks we suffered, see “Item 4. Information on the Company – Recent Developments.”

We are subject to the Brazilian Federal Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) that sets forth the legal framework to be observed by companies in the processing of personal data, which entered into effect on September 18, 2020, but its government penalties will only be enforceable from August 1, 2021, pursuant to Law No. 14,010/2020. As a result of any violations of this statute, including any leakage of personal data, beginning in August 2021, we may be subject to penalties, such as (i) a warning, with a deadline for taking corrective measures; (ii) a simple fine of up to 2% of our revenue in Brazil, limited to R$50 million for an infraction; (iii) a daily fine, limited to R$50 million for an infraction; (iv) disclosure of the infraction after duly proven; and (v) elimination of the personal data to which the violation refers. Also, any security incident involving personal data could damage our reputation, which could have an adverse effect on us, our business and our results of operations. Although the government sanctions are not yet in force, civil and criminal legal sanctions can be applied in case of violation of the LGPD’s provisions.

We have engaged an external consulting firm to assist us in adapting our internal controls to the new rules on data protection (especially the LGPD). As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities that are discovered in the future.

The construction and expansion of our transmission and power generation projects involve significant risks that may have an adverse effect on us

Our activities related to the development of transmission and generation projects depend on the consent of third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete within a project’s budget. We cannot assure you that we will (i) obtain all required permits and approvals for our projects, (ii) secure private sector partners for any of our projects, or (iii) obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project or such project is delayed, this may decrease our expected financial return from the project, which may lead to impairment. As a consequence, our costs may increase or we may fail to achieve the revenues planned in connection with such expansion projects, which may have an adverse effect on our financial condition and results of operations.

We are largely dependent upon the economy of the State of Paraná.

The distribution market for the majority of our sales of electricity is located in the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná.

The weak economic growth of Brazil in recent years led to the reduction of energy consumption in the State of Paraná and in Brazil as a whole, resulting in leftover energy in the interconnected system, consequently reducing (i) short-term prices and (ii) prices negotiated in the Free Market. At the same time, prices in the regulated market have risen steadily as a result of supply deficiencies on the part of contracted energy by distributors and high prices in the short-term market in previous years. As a result, consumers consistently migrated into the Free Market and, therefore, the distributors’ captive market suffered a reduction since 2018. We cannot assure you that economic conditions in Paraná will be favorable to us in the future.

Further, an increase in electricity prices, combined with poor economic performance in the State of Paraná, would affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2020, our past due receivables with Final Customers were approximately R$643.1 million in the aggregate and our allowance for doubtful accounts related to these receivables was R$212.3 million. See Note 7 to our audited consolidated financial statements.

In addition, in the event of an economic recession combined with high energy prices, the number of our distribution customers connecting illegally to our distribution grid may increase, which would then reduce our revenue from electricity sales to Final Customers. Energy we lose as a result of these illegal connections is considered a commercial loss (non-technical), and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds calculated by ANEEL. If ANEEL determines that we were not efficient in inspecting and controlling the non-technical losses in the distribution grid, the agency may limit the transfer of such losses to the Final Customers.

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

Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.

We are required to comply with a wide range of laws and regulations, including anti-corruption , anti-money laundering and related laws and regulations. Although we have a range of internal policies and controls, we may be subject to breaches of those internal policies and controls and to instances of fraudulent behavior, corrupt practices and dishonesty by our directors, officers, employees, contractors or other agents that we may not timely identify or prevent.

Further, we have a large number contracts with suppliers with wide distribution and outsourcing of the production chains and we are not able to control all possible irregularities or to ensure that our selection processes will be sufficient to avoid situations where our suppliers have problems related to compliance with applicable law, sustainability or outsourcing of the production chain under inadequate safety conditions.

These risks are increased by the fact that our portfolio includes affiliated companies, such as special purpose companies, some of which we do not hold a controlling interest in.

Although we have an integrity program with timely updates and a robust process for investigating complaints, our systems may not be effective in all circumstances. Any failure in our capacity to prevent or detect noncompliance with the applicable governance rules or regulatory obligations may cause damages to our reputation or other material adverse effects to our results of operation or financial condition.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

We perform trading activities through power purchase and sale agreements, mainly in the Free Market, through our generation and trading companies.

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or PLD). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS (Operador Nacional do Sistema Elétrico) and by CCEE (Câmara de Comercialização de Energia Elétrica). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Thus, there is a risk for the commercial business with respect to the alteration of these models, data entry errors and republishing of the PLD, which may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. As of January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e programas Computacionais do Setor Elétrico or CPAMP), in accordance with the implementation schedule defined by MME (Ministério de Minas e Energia) Ordinance No. 301/2019.

Additionally, any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect our energy trading business.

Our business could be adversely affected by the performance of our suppliers, contractors or other third parties we do not control.

Suppliers, contractors and other third parties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results.

Further, being a mixed capital publicly-held company, we are legally obliged to engage a bidding process for the acquisition of equipment, materials and services, which may not guarantee the best quality of services, equipment and materials.

We are subject to climate factors and to uncertainties that may adversely impact our operation and results.

Our energy generation, transmission and distribution operations are subject to climatic factors and uncertainties related to severe weather events, mainly cyclones, hurricanes, floods, droughts and fires. These events can affect minimum water storage levels in hydroelectric plant reservoirs and lead to the unavailability of our electricity supply systems, impacting penalties by regulatory bodies, consumer complaints, lawsuits, costs for the restoration of systems, in addition to negatively affecting our results.

Further our wind farms’ operations are subject to climate factors and to uncertainties related to the speed of wind. The authorizations that govern our power generation activities in wind farms set forth certain performance covenants, which require us to generate minimum amounts of energy on annual and four-year bases in accordance with the energy amounts sold in the correspondent auctions. Non-compliance with such covenants may adversely impact our results.

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

Labor disputes may disrupt our operations from time to time.

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

Under Federal Law No. 12,783/2013, or the 2013 Concession Renewal Law, we may only renew our concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional 30-year period (or an additional 20-year period in the case of thermal plants), if we agree to amend the terms of the concession contract that is up for renewal to reflect certain new terms and conditions imposed by the 2013 Concession Renewal Law, which vary depending on whether the concession is for generation, transmission or distribution. If we do not agree to amend the concession contract to reflect these new conditions, the concession contract cannot be renewed and will be subject to a competitive bidding process upon its expiration, which we might not win. If we do not renew our generation and transmission concessions or if they are renewed under less favorable conditions, our financial condition and results of operations could be materially adversely affected. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions”.

The concession agreement of our controlled company Compagas is under discussion with the granting authority

Compagas has entered into a concession agreement with the State of Paraná, as authority, pursuant to which the concession shall expire on July 6, 2024. The purpose of this concession is to provide piped gas distribution services and other related activities, to all segments of the consumer market, either as raw material or for the purpose of power generation or other uses made possible by technological advances.

The gas concession agreement is part of the so called “bifurcated model”, where part of the investments made by the concessionaire is paid by the users of the public service and the remaining part is indemnified by the granting authority, the State of Paraná, at the end of the concession.

On December 7, 2017, the State of Paraná enacted Complementary Law No. 205/2017, setting forth a new interpretation regarding the expiration date of the concession, leading to the understanding that the new expiration date was January 20, 2019. Notwithstanding the new expiration date provided by the state law, this concession has not been subject to neither an extension nor a new bidding process. Pursuant to applicable law, Compagas, as the current concessionaire, may continue to operate the concession until a new concessionaire is appointed.

Further, Complementary Law No. 227/2020, amended Complementary Law No. 205/2017 to revoke the provision on the expiration date of the concession as January 20, 2019.

Although the current Complementary Law 227/2020 ensures the concession expires on July 6, 2024, as originally foreseen in the concession agreement, and with which we agree, there is no guarantee that a future legislative change will change this scenario again, forcing us to to again discuss this issue in court.

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

In previous periods of low rainfall, the Brazilian government reacted to poor hydrological conditions by seeking to reduce the consumption of electricity by Final Customers by several means, from general conservation campaigns to raise public awareness to rationing programs. The effect of conservation campaigns is not very predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to Final Customers. In case of mandatory rationing program, our distribution business would be adversely affected because its revenues are partially based on the volume of electricity it provides through our distribution grid to Final Customers.

With respect to our generation business, in order to compensate for poor hydrological conditions and to maintain adequate water levels in reservoirs, the ONS may order the reduction of generation from Hydroelectric Power Plants, which would be partially compensated by increased generation by Thermoelectric Plants. This mechanism for replacing hydroelectric production with thermoelectric production may not provide all of the energy we need to fulfill our obligations under existing energy supply contracts. To compensate for this deficit, our generation business can be required to purchase energy in the Spot Market, typically at higher prices, and we would not be able to pass on these increased costs. This mechanism impacts all generation companies in Brazil regardless of whether the geographical region in which a specific generator is located is experiencing low rainfall and could have a material adverse effect on our generation business. For more information, see Note 14.1 to our audited consolidated financial statements.

In addition, in an extreme scenario, given the increased presence of thermal generation in the national electric matrix, if a shortage of natural gas were to occur, this would increase the general demand for hydroelectric energy in the market and therefore increase the risk that a rationing program would be instated.

Regarding our energy trading business, the effect of volatility in hydrological conditions is the increase of the variation of energy price, which in turn increases the Spot Market volatility, thus affecting our operating results. Spot price (PLD) is determined by the results of optimization models of operation of the interconnected systems used by the ONS (Operador Nacional do Sistema Elétrico) and by CCEE. The energy average prices in the short term ("spot") are calculated by CCEE every hour and are set for each region.

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

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if they determine that terminating our concessions would be in the public interest, through a forfeiture or expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the Brazilian government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions”.

We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.

Our business is subject to extensive regulation by various Brazilian legal and regulatory authorities, particularly the MME and ANEEL, which regulate and oversee various aspects of our business and approve our tariffs. Changes to the laws and regulations governing our operations, which have occurred in the past, could adversely affect our financial condition and results of operations.

For example, the tariffs that we charge for sale of electricity to Captive Customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL. The tariff rates we charge our customers are determined pursuant to a concession agreement and in accordance with ANEEL’s regulation. In addition, ANEEL’s decisions relating to our tariffs may be contested by public authorities or by our customers. Administrative and judicial decisions resulting from these challenges may modify ANEEL’s decisions in a manner that is unfavorable to us, which may adversely affect our financial condition and results of operations.

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

In addition, ANEEL has issued regulations related to micro and mini distributed generation, which has been facilitating the purchase or lease of power generation equipment by customers, especially solar photovoltaic modules, to produce energy for their own consumption. Such regulation is currently under review and its outcome is difficult to predict. If the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2020, we had 912 Free Customers, representing approximately 8.0% of our consolidated operating revenues and approximately 14.9% of the total volume of electricity sold by us.

Regarding our energy trading company, as of December 31, 2020, our energy trading company had 877 Free Customers, representing approximately 4.8% of our consolidated operating revenues and approximately 8.6% of the total volume of electricity we sold in 2020.

Copel GeT has 35 Free Custumers on December 31, 2020. Approximately 55.2% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2020. These customers represented approximately 6.3% of the total volume of electricity we sold in 2020, and approximately 3.2% of our consolidated operating revenues. Our contracts with Free Customers are typically for periods ranging between two years and five years in our generation business. There can be no assurance that Free Customers will enter into contracts or extend their current contracts to purchase energy from us.

Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

We may be forced to purchase or sell energy in the Spot Market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our Final Customers in a timely manner, or at all.

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

We are subject to a counterparty’s credit risk in agreements entered into with Copel Comercialização (Copel Mercado Livre) and in case of default, we may have to sell or purchase energy at a different base price.

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

We are subject to the risk of exchange rate variation if we start to perform energy import business, as well as if we perform business involving natural gas

Our subsidiary Copel Comercialização (Copel Mercado Livre) obtained authorization from the Ministry of Mines and Energy to import energy from neighboring countries, Argentina and Uruguay, and if we start doing business in this regard, we will be subject to the risk of exchange rate fluctuation. This subsidiary was also authorized by the National Agency of Petroleum, Natural Gas and Biofuels to operate in the sale of natural gas within Brazil. Although the natural gas business still has an incipient market in Brazil, if we do business in this area, we will be subject to the risk of exchange rate variation, considering that these transactions are carried out in foreign currencies.

We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose the Company to the risk of future energy prices

Our subsidiary Copel Comercialização (Copel Mercado Livre) negotiates energy purchase and sale transactions, and part of its agreements are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may expose the Company to the risk of future energy prices.

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

We are still the controlling shareholders of a company that operates a telecommunications business (Copel Telecomunicações S.A.) and we are consequently exposed to the risks inherent to this sector.

We control a business in the telecommunications sector under an authorization granted by the National Telecommunications Agency (Agência Nacional de Telecomunicações – “ANATEL”). This business provides telecommunications services through the use of fiber optics. It also provides a number of telecommunications services to other companies of the Copel group.

On November 9, 2020, Copel Telecom's divestment auction was held at B3 S.A. – Brasil , Bolsa, Balcão. The winning bid was R$ 2.4 billion (equity value). On January 14, 2021, a Share Purchase Agreement for the sale of 100% of Copel Telecom was entered into with Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, the winning bidder of the auction. Certain conditions precedent, such as approval by ANATEL and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – “CADE”) have not yet been concluded. Thus, the process of divestment in the control of the subsidiary Copel Telecomunicações SA is still ongoing, and, if the conditions precedent are not completed, the transaction may not close. Failure to complete such sale may force us to keep the operations in the telecommunications sector longer than expected.

Businesses in the telecommunications sector are subject to a broad set of risks inherent to its operation, such as:

• Regulatory instability,

• Increase in competition,

• Technological changes,

• Capacity of financing our expansion,

• Failures in technological systems and information security,

• Performance of outsourced service providers,

• Exchange rate fluctuations,

• Variation in operating costs,

• Operational failures,

• Quality in service.

If it is not possible to implement our proposal to divest control of Copel Telecomunicações S.A., we will need to reevaluate our strategy in the telecommunications sector

Considering that the process of potential divestment in the control of the subsidiary Copel Telecomunicações SA is in progress, as approved by the Board of Directors, this process may not be materialized, judicial decisions or restrictions imposed by regulatory bodies or other governmental entities or other unknown factors. Failure to complete such sale may force us to reevaluate our divestment strategy in the telecommunications sector.

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

Risks Relating to Brazil

The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our operation.

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

• exchange rate movements and volatility;

• inflation and changes in interest rates;

• exchange control policies;

• fiscal policy and changes in tax laws;

• other political, diplomatic, social and economic developments that may affect Brazil or the international markets;

• controls on capital flows; and/or

• limits on foreign trade.

In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP decreased by 4.1% in 2020, grew by 1.1% in 2019 and grew by 1.3% in 2018. Unemployment rate was 13.5% in 2020, 11.9% in 2019 and 11.6% in 2018. Inflation, as reported by the consumer price index (IPCA), was 4.52% in 2020, 4.31% in 2019 and 3.75% in 2018. The Brazilian Central Bank’s base interest rate (SELIC) was 2.0% on December 31, 2020, 4.5% on December 31, 2019 and 6.5% on December 31, 2018. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

The effects of the COVID-19 pandemic of the coronavirus may have a material adverse impact on our operations and results

In December 2019, the outbreak of the Coronavirus Disease 2019 (COVID-19), spread throughout the world, being declared by the World Health Organization (WHO) as the COVID-19 outbreak pandemic, in March 2020. The impact on the global economy and financial markets has been significant and the overall consequences are still uncertain.

As a result, ANEEL, the Federal and the State Governments, particularly the State of Paraná, enacted a number of measures and regulations in response to the COVID-19 outbreak pandemic, aiming at protecting certain consumers, such as low income consumers and essential services and activities, while preserving public electricity distribution services during the COVID-19 outbreak pandemic.

With regards to the captive distribution market, Copel may experience in the short term (i) a significant reduction in revenue and collection from energy supply chains, (ii) defaults of large high voltage customers, and (iii) defaults of commercial class clients. In the medium term, Copel negative impacts may extend to other customer classes, especially residential ones.

A possible increase in payment defaults by residential consumers, coupled with the decrease in collection and the standstill of several commercial and industrial activities, resulting from social isolation measures, can adversely affect the financial and economic results involving the activities of the electricity sector, mainly the electricity distributors. Eventually, with the decrease in energy consumption, the Company may be in a position above the permitted regulatory limit for over contracting electricity.

Copel has followed the load projections issued by official bodies in the electricity sector strongly impacted by the drop in consumption in the commercial and industrial segments. This fall has caused notifications by energy buyers, under the perspective and allegation of unforeseeable circumstances and force majeure generated by the COVID-19 outbreak pandemic, requiring a reduction in the amounts of energy contracts and/or installments of defaulted bills.

Adverse impacts of the COVID-19 outbreak pandemic can also be felt on the implementation of generation and transmission projects, or on the availability of existing assets resulting from local actions, preventing access to facilities or problems with suppliers in the sector, also affected by the COVID-19 outbreak pandemic .

To the extent the government does not adopt a joint solution for the energy sector as a means to control or remove risk for the sector as a whole, the Company may suffer, among other impacts, cash damages, decreases in its profitability and the impossibility of performing certain operational activities.

We have established a Contingency Committee in light of the COVID-19 outbreak pandemic with the objective of monitoring and mitigating current and futures impacts and consequences in our activities. The Contingency Committee has four main focus objectives: (i) people’s safety, (ii) continuation of essential activities of the Company, (iii) monitoring guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to support the crisis. The Company has also continuously been (A) monitoring the impacts of the COVID-19 pandemic on (i) its contracts, (ii) suppliers and (ii) the liquidity of the energy market and its short-term pricing, as well as (B) involved and negotiating with the relevant authorities for the implementation of guidelines that guarantee the maintenance of the economic and financial sustainability of Brazil’s electricity power generation, transmission, commercialization and distribution chain.

Fluctuations in currency exchange rates and the devaluation of the real may adversely affect our net income and cash flow.

The Brazilian currency has been devalued periodically in the past in relation to the U.S. dollar and other foreign currencies. At the end of 2018, the exchange rate between the real and the U.S. Dollar was of R$3.87 per US$1.00. As of December 31, 2019, the exchange rate between the real and the U.S. Dollar was of R$4.03 per US$1.00, depreciating 4.0% against the U.S. Dollar. As of December 31, 2020, the real vs. U.S. dollar exchange rate recorded was R$5.19 to US$1.00, depreciating 28.8% against the U.S. Dollar, compared to the exchange rate recorded on December 31, 2019. Depreciation of the real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu – a hydroelectric facility, one of our major suppliers, which adjusts its electricity prices based in part on its U.S. dollar costs. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our common shares and the ADSs.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the Class B Shares and ADSs.

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 8.26% for the three-month period ended March 31, 2021, 23.7% in the year 2020, 7.7% in the year 2019, 7.1% in the year 2018 and (0.4)% in 2017. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the Class B Shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Allegations of political corruption against the Brazilian government and the Brazilian legislative branch could create economic and political instability.

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

Considering the Brazilian Government's intention to replace Contributions to PIS / PASEP and Cofins with Contribution on Goods and Services (Contribuição sobre Bens e Serviços) – CBS (Bill No. 3887/2020), we formalized a group of work to assess the impacts and risks that this change may have on our results. Taking into account the market in which we operate, with regulated tariffs and bilateral contracts, which are expected to rebalance prices in the event of new taxes, our working group concluded that the impacts for us will likely be low. However, for the final consumers of our distribution concession area, we estimate that the impacts will be medium, in view of the possible tariff increase due to the increase in the rate of the new tax.

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

Risks Relating to the Class B Shares and ADSs

ADSs holders may not have all the rights of our shareholders, and may be unable to exercise voting rights or preemptive rights relating to the shares underlying their ADSs.

Holders of the Class B Shares, and thus of the ADSs may not have the same rights that are attributed to our shareholders by Brazilian law or our bylaws, and the rights of ADS holders may be subject to certain limitations provided in the deposit agreement or by the securities intermediaries through which ADS holders hold their securities.

–	Although ADS holders are permitted to vote at shareholders’ meetings, there are procedural steps involved in the process that create practical limitations on the ability of ADS holders to vote. In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.
–	The holders of the Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the holders of Common Shares than under the laws of the United States and certain other jurisdictions outside Brazil. Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil.
–	The ability of ADS holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADSs, to file a registration statement in the United States, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.
–	ADS holders may not receive dividend payments if we incur net losses or our net profit does not reach certain levels. Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and Class B Shares have a dividend priority over the Common Shares. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares, we will not be required to discharge any such obligations in a currency other than reais (R$). Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais (R$) may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our shares.

If you exchange your ADSs for Class B Shares, you risk increased taxes and the inability to remit foreign currency abroad.

Brazilian law requires that parties obtain a registration before the Brazilian Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Class B Shares has obtained the necessary certificate from the Brazilian Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying Class B Shares, however, you must obtain your own certificate of registration or register in accordance with Brazilian Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Class B Shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. Pursuant to Brazilian Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”. If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s registration before the Brazilian Central Bank and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions may be imposed in the future on the disposition of the underlying Class B Shares or the repatriation of the proceeds from disposition.

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

There is no guarantee that the Conversion Offers will be successful.

As described in “Item 4. Information on the Company – Recent Developments”, on March 22, 2021, Copel offered to the holders of Class B Shares, including Class B Shares represented by ADSs, the ability to convert five Class B Shares into one unit, consisting of four Class B Shares and one common share of Copel. The conversion of shares and formation of Units will only occur if there is a minimum adhesion of approximately 60% (sixty percent) of the shares issued and outstanding. We cannot assure you that the Coversion Offers (as defined below) will be successful or, if successful, how the conversion will impact the pricing and liquidity of our shares.

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

As of December 31, 2020, we generated electricity from nineteen (19) hydroelectric plants, twenty five (25) wind plants and one (1) Thermoelectric Plant, for a total installed capacity of 5,742.0 MW, of which, approximately 99.7% is derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 6,397.8 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2020, we owned and operated 3,135 km of transmission lines and 202,085 km of distribution lines, constituting one of the largest distribution networks in Brazil. Of the electricity volume we supplied in 2020 to our Final Customers:

•	37.0% was to industrial customers;
•	27.1% was to residential customers;
•	19.2% was to commercial customers; and
•	16.7% was to rural and other customers.

Key elements of our business strategy include the following:

•	bringing together sustainable growth, profitability, adequate indebtedness levels and allocation of profits;
•	preparing the Company to go from consumer to client;
•	seeking profitable opportunities related to new businesses and services in the energy sector;
•	managing an integrated and strategic energy portfolio, including strategic partnerships and maximizing synergies and profitability;
•	divesting from non-strategic assets;
•	maintaining discipline in allocating capital and technical rigor in planning and implementing projects;
•	achieving the same efficiency standards as the best companies from the energy sector, promoting innovation, investment in technology and optimization of the workforce;
•	ensuring and raising levels of corporate sustainability, environmental, governance, risk management and compliance;
•	developing and implementing a culture based on meritocracy and consequence management towards building high performance teams;
•	seeking greater protagonism in our interaction with regulators and institutions;
•	consolidating a culture focused on safety, health and quality of life.

Our revenues for each of the last three (3) financial years by activity are described in “Item 5. Operating and Financial Review and Prospects —Results of operations for the years ended December 31, 2020, 2019 and 2018”.

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

On January 28, 2016, our board of directors approved the amendment of the bylaws of Copel Participações S.A., in order to change its corporate purpose and denomination to Copel Comercialização S.A. The corporate purpose of this company is the sale of energy and rendering of related services. The restructuring that created Copel Comercialização S.A. (Copel Mercado Livre) is aimed at strengthening Copel’s positioning in the energy trading market and to improve its efficiency, allowing for greater agility and flexibility in the sale of energy.

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

In order to renew the concession of HPP Gov. Bento Munhoz (or HPP Foz do Areia) for another 30 years, Copel incorporated the special purpose company F.D.A. Geração de Energia Elétrica S.A. (“FDA”) and, on March 03, 2020, requested the Ministry of Mines and Energy to apply Federal Decree no. 9,271/2018 (as amended by Federal Decree no. 10,135/2019), which conditions the renewal to the sale of the concession's corporate control in up to 18 months before the end of the current concession. On the same date, FDA signed with ANEEL the Brazilian Electricity Regulatory Agency, the Concession Contract that transfers the concession of the HPP Foz do Areia from Copel GeT to FDA, for the exploration of the plant until the end of the current concession, on September 17, 2023.

On November 9, 2020, Copel Telecom's divestment auction was held at B3 S.A. - Brasil, Bolsa, Balcão. The winning bid was R$ 2.4 billion (equity value). On January 14, 2021, a Share Purchase Agreement for 100% of Copel Telecom was entered into with Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, the winning bidder of the auction. We estimate that the transaction will close between the second or third quarter of 2021.

Copel currently has five wholly-owned subsidiaries, which are Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecom, Copel Comercialização S.A. (Copel Mercado Livre) and Copel Serviços S.A.

Copel also holds 100% shareholding stake in several Special Purpose Companies (SPC).

The current organization of the group is as described as follows. All of our subsidiaries are incorporated in the Federative Republic of Brazil and subject to the Brazilian law.

22

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

The following table shows the total electricity we (i) generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30.0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets) and (ii) purchased in the last five years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and the total amount of electricity purchased by Copel Distribuição and Copel Comercialização (Copel Mercado Livre).

	Year ended December 31,
	2020	2019	2018	2017	2016
	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	10,115	17,199	18,029	19,583	25,319
Electricity purchased from Copel Comercialização	487	155	180	627	-
Electricity purchased from others	147	141	141	428	141
Electricity received from the Interconnected System	5,878	445	142	425	2
Total electricity generated and purchased by Copel Geração e Transmissão	16,627	17,940	18,492	21,063	25,462
Wind Farms(1) (3)
Electricity generated(2)	2,116	1,909	1,067	989	1,175
Electricity purchased from others	39	61	-	-	-
Total electricity generated and purchased by Wind Farms	2,145	1,970	1,067	989	1,175
Copel Distribuição
Electricity purchased from Itaipu(4)	5,498	5,533	5,727	5,934	5,958
Electricity purchased from Auction – CCEAR – affiliates	154	153	92	87	157
Electricity purchased from Auction – CCEAR – other	11,579	12,361	10,691	9,860	13,387
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	785	-	-	-	-
Electricity purchased from Spot Market – CCEE	536	23	34	215	-
Electricity purchased from others	7,571	8,093	9,208	9,994	10,361
Total electricity purchased by Copel Distribuição(5)	26,162	26,139	25,751	26,090	29,863
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	7,275	5,125	2,422	27	-
Electricity purchased from others	5,077	3,330	4,101	2,644	59
Electricity purchased from Spot Market – CCEE	97	34	2
Total electricity purchased by Copel Comercialização	12,449	8,489	6,525	2,671	59
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	57,383	54,538	51,835	50,813	56,559

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

	Year ended December 31,
	2020	2019	2018	2017	2016
	(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	3,364	4,146	3,960	3,860	3,600
Electricity delivered to Bilateral Agreements (Copel Comercialização)	7,238	5,123	2,969	27	-
Electricity delivered to Bilateral Agreements	2,786	3,724	5,826	8,477	7,908
Electricity delivered under auction – CCEAR – affiliates(2)	123	122	92	86	157
Electricity delivered under auction – CCEAR – other(2	2,221	2,215	876	838	3,154
Electricity delivered to Spot Market – CCEE(2)	(203)	(594)	213	1,246	(252)
Electricity delivered to the Interconnected System	939	3,203	4,556	6,529	10,895
Total electricity delivered by Copel Geração e Transmissão	16,627	17,940	18,492	21,063	25,462
Wind Farms(1) (3)
Electricity delivered under auction – CCEAR – affiliates	31	31	-	-	-
Electricity delivered to Bilateral Agreements (Copel Com)	37	-	-	-	-
Electricity delivered under auction – CCEAR – other	1,291	1,288	840	840	842
Electricity delivered under auction – CER – other	917	914	334	357	358
Total electricity delivered by Wind Farms	2,276	2,233	1,174	1,197	1,200
Copel Distribuição
Electricity delivered to Captive Customers	19,180	19,784	19,594	19,743	22,328
Electricity delivered to distributors in the State of Paraná	76	164	279	521	614
Spot Market – CCEE(4)	3,787	3,143	2,401	2,510	3,611
Total electricity delivered by Copel Distribuição	23,043	23,091	22,274	22,774	26,553
Copel Comercialização
Electricity delivered to Free Customers	4,620	2,715	2,096	771	58
Electricity delivered to Bilateral Agreements (Copel GeT)	516	216	180	628	-
Electricity delivered to Bilateral Agreements	6,984	5,506	4,223	1,254	-
Electricity delivered to Spot Market – CCEE	329	52	26	18	1
Total electricity delivered by Copel Comercialização	12,449	8,489	6,525	2,671	59
Subtotal	54,395	49,930	48,465	47,705	53,274
Losses by Copel Distribuição and Wind Farms5)	3,211	2,808	3,370	3,108	3,285
Total electricity delivered by Copel Geração e Transmissão, Copel Renováveis, Copel Distribuição and Copel Comercialização, including losses	57,606	52,738	51,835	50,813	56,559

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

(3) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.(4) Includes the MCSD and MVE.(5) Includes Technical, Non-technical and Basic network losses of Copel Distribuição and losses related to the Wind Farms.

Generation

As of December 31, 2020, considering only the entities in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through nineteen (19) hydroelectric plants, twenty five (25) wind plants and one (1) Thermoelectric Plant, with a total installed capacity of 5,742 MW. Our assured energy totaled an average of 2,571 MW in 2020. Our generation varies yearly as a result of hydrological conditions and other factors. We generated 12,665GWh in 2020, 19,812 GWh in 2019, 19,935 GWh in 2018, 21,469 GWh in 2017 and 27,944 GWh in 2016.

Considering the installed capacity of all of the generation companies in which we have an interest (equity or otherwise), our total installed capacity as of December 31, 2020, was 6,399.6 MW.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2020:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(GWh/yr)
Foz do Areia	1,676.0	5,299.39	1980	September, 2023
Segredo	1,260.0	5,081.54	1992	November, 2029
Salto Caxias	1,240.0	5,319.59	1999	May, 2030
Capivari Cachoeira(2)	260.0	957.46	1970	January, 2046
Mauá	185.2(3)	885.43	2012	July, 2042
Baixo Iguaçu	105,06(4)	454.13	2019	October, 2049
Colíder	300	1,564.43	2019	January, 2046
Others	102.7	513.86	N/A	N/A

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel Geração e Transmissão executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046.

(3) Corresponds to 51.0% of the installed capacity of the plant (363.1 MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.

(4) Corresponds to 30.0% of the installed capacity of the plant (350.2 MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.

Governador Bento Munhoz da Rocha Netto (“Foz do Areia” Plant). The Foz do Areia Hydroelectric Power Plant is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba.

Copel Geração e Transmissão SA (“Copel GeT”) held the concession for the exploration rights of the Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant (“UHE GBM”), in accordance with the Concession Agreement No. 045/1999, with the term of such concession until September, 2023. On the occasion of the termination of such concession, it is the Brazilian government’s responsibility to launch a new competitive bidding process for UHE GBM 's exploration rights, with wide competition between agents in the sector. Decree 9.271/18 allows the Brazilian government to grant a new concession contract for a period of up to 30 years to the winning legal entity of the privatization bidding of a public electricity generation service concessionaire under the control of the States.

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

In relation to the new concession agreement, the Ministry of Mines and Energy is responsible for defining the physical guarantee of energy, which should be included in the concession contract, as per §2º of art. 2 of Decree No. 5.163/2004.

On February 4, 2021, the Ministry of Mines and Energy published Directive (Portaria) No. 516/2021, which sets the physical guarantee of UHE GBM at 596.0 MWm (assured energy at 5,220.96 GWh/yr). The value is conditioned to the execution of the new concession agreement to be entered into by the company resulting from the privatization process, according to Decree No. 9,271/2018. The original value defined by the Ministry of Mines and Energy was 593.8 MWm (assured energy of 5,201.69 GWh/yr), however the value was revised after the approval of new parameters resulting from the modernization process of Generating Units 1, 2, and 4, approved by ANEEL through Order No. 3,245/2020. After reviewing the calculation of the physical guarantee of UHE GBM, the defined value is 596.0 MWm (assured energy at 5,220.96 GWh/yr).

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

Our former concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. Although Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL, allowing it to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid a total of R$574.8 million as the signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018 pursuant to the ANEEL Resolution No. 2,265/2017, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019 pursuant ANEEL Resolution No. 2,421/2018. In 2019 the AGR was adjusted to R$123,7 million for the period from July 2019 to June 2020 pursuant ANEEL Resolution No. 2,587/2019. In 2020 the AGR was adjusted to R$127.9 million for the period from July 2020 to June 2021 pursuant to ANEEL Resolution No. 2,746/2020.

The Capivari Cachoeira Plant has 260.0MW of installed capacity and assured energy of 957.5 GWh/year. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant.

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

Baixo Iguaçu Hydroelectric Power Plant has an installed capacity of 350.2 MW and it is located on the Iguaçu River, in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu, State of Paraná. Baixo Iguaçu HPP is the last large energy project planned for the main Iguaçu and it is located around 30 km downstream from Governador José Richa HPP - the Salto Caxias Hydroelectric Power Plant, which is 100.0% owned by Copel. It was constructed by a consortium in which Copel GeT holds a 30% interest and Geração Céu Azul S.A. holds the remaining 70.0%. This power plant became fully operational on April 10, 2019. In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies as detailed below.

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2020:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession Expires
	(MW)	(GWh/yr)		(%)
Elejor Facility (Santa Clara, Santa Clara I, Fundão and Fundão I)	246.5	1,211.3	July, 2005 June, 2006	70.0	May, 2037(1) December, 2032
Dona Francisca	125.0	664.1	February, 2001	23.0	August, 2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	179.2	October, 2001	35.8	April, 2030
UHE Baixo Iguaçu	350.2	1,514.4	April, 2019	30.0	August, 2047

___________________

(1) Elejor Facility adhered on January 14, 2015, with the renegotiation of the hydrological risks, which caused the expiration date to be extended from 2036 to 2037.

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.5 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2020, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We had a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. This agreement was terminated, there was no renewal and Elejor is selling the energy in the Free Market. In 2020, Elejor’s net revenues and loss were R$194.8 million and R$29.4 million, respectively, while in 2019 its net revenues and net profits were R$218.4 million and R$26.1 million, respectively.

Dona Francisca. We own 23.03 % of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Statkraft S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which Copel purchases 23.03% of DFESA’s assured energy (proportional to Copel’s stake).

In 2020, DFESA’s net revenues and net profits were R$70.3million and R$42.0million, respectively, while in 2019 its net revenues and net profits were R$70.7 million and R$42.8 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an Average Tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7.802/2019. In 2020, Foz do Chopim’s net revenues and net profits were R$55.7million and R$26.9million, respectively, while in 2019 its net revenues and net profits were R$56.9 million and R$38.9 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2020:

Plant	Installed capacity	Assured Power	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	46.3
Boa Vista	14.0	6.3	February, 2015	April, 2046
Olho d'Água	30.0	15.3	February, 2015	May, 2046
São Bento do Norte	30.0	14.6	February, 2015	May, 2046
Farol	20.0	10.1	February, 2015	April, 2046
Palmas	2.5	0.4	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex (2)	183.6	98.4
Asa Branca I	27.0	14.2	August, 2015	April, 2046
Asa Branca II	27.0	14.3	September, 2015	May, 2046
Asa Branca III	27.0	14.5	September, 2015	May, 2046
Eurus IV	27.0	14.7	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
Voltália São Miguel do Gostoso I(3)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2017	April, 2047
Reduto	27.0	14.4	June, 2017	April, 2047
Santo Cristo	27.0	15.3	June, 2017	April, 2047

São João	27.0	14.3	June, 2017	March, 2047
Cutia Empreendimentos Eólicos(4)	312.9	130.1
Dreen Cutia	23.1	9.6	December, 2018	January, 2042
Dreen Guajiru	21.0	8.3	December, 2018	January, 2042
Esperança do Nordeste	27.3	9.1	December, 2018	May, 2050
GE Jangada	27.3	10.3	December, 2018	January, 2042
GE Maria Helena	27.3	12.0	December, 2018	January, 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January, 2019	May, 2050
Potiguar	27.3	11.5	December, 2018	May, 2050
Bento Miguel
São Bento do Norte I	23.1	10.1	January, 2019	August, 2050
São Bento do Norte II	23.1	10.8	January, 2019	August, 2050
São Bento do Norte III	23.1	10.2	April, 2019	August, 2050
São Miguel I	21.0	9.3	February, 2019	August, 2050
São Miguel II	21.0	9.1	February, 2019	August, 2050
São Miguel III	21.0	9.2	February, 2019	August, 2050

___________________

(1) Pursuant to Directive (Portaria) No. 360 of September 30, 2020, the projects that are part of the São Bento Energia wind complex had their physical guarantees altered as of January 1, 2021, as follows: Boa Vista (from 6.3 MW to 5.2MW), Olho d'Água (from 15.3 MW to 12.8MW), São Bento do Norte (from 14.6MW to 11.3MW) and Farol (from 10.1MW to 8.8MW).

(2) Pursuant to Directive (Portaria) No. 360 of September 30, 2020, certain the projects that are part of the Copel Brisa Potiguar wind complex had their physical guarantees altered as of January 1, 2021, as follows: Asa Branca I (from 14.2MW to 12.1MW), Asa Branca II (from 14.3 MW to 11.9MW), Asa Branca III (from 14.5MW to 12.3MW) and Eurus IV (from 14.7MW to 12.4MW).

(3) Copel has a 49.0% interest in Voltália São Miguel do Gostoso .

(4) In January 2019, São Bento do Norte I, II and III began their commercial operations with 100% of their installed capacity, while the São Miguel I,II and III began their operation with 100% of their installed capacity in February 2019.

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

Thermoelectric Generation Facilities

The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2020:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(GWh/yr)		(%)
TPP Araucária	484.2	2,604.5(1)	September, 2002	81.2 (2)	December, 2029
TPP Figueira	20.0	90.5	April, 1963	100.0	March, 2019(3)

___________________

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

(2) Held 20,3% by Copel and 60,9% by Copel GeT.

(3) We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the Thermoelectric Plant for another 20 years, pursuant to the Concession Extension Law of 2013

Araucária. We have an 81.2 % interest in UEG Araucária Ltda., which owns the Araucária Thermoelectric Plant, a natural gas thermoelectric power plant, located in the state of Paraná. The Araucária Thermoelectric Plant has 484.2 MW of installed capacity, does not have Availability Agreements currently in force and operates under a business model in which revenue depends on the plant’s operation. When produced, energy will be sold in the Spot Market as directed by the ONS.

As of November 2019, the plant may also have the possibility of being activated in the form of an assignment of energy credits, in accordance with the agreement signed with Petróleo Brasileiro S.A. - Petrobrás and in accordance with Normative Resolution No. 614/2014 from ANEEL. Based on this agreement, in force until December 31, 2020, the plant may be dispatched outside of out-of-merit-order, and the UTE Araucária gas supplier will inform, weekly, if it will activate the plant. In this scenario, the order will not be at the price of the CVU approved by ANEEL, but at a price agreed between the parties, considering, among other factors, market opportunities and margins considered adequate for the plant's operation, thus enabling recovery fixed cost for the order period.

A gas supply agreement was signed between Petróleo Brasileiro S.A - Petrobras and UEG Araucária Ltda - UEGA. The agreement is valid from January 01th to December 31th, 2021 and it provides for the delivery of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and can therefore be dispatched at the discretion of ONS. However, UEG Araucária signed an amendment to the Transfer of Energy Credits agreement with Petróleo Brasileiro S.A. - Petrobras, in accordance with ANEEL's Normative Resolution No. 614/2014, for the same duration as the gas supply agreement. The amendment will allow the plant to be dispatched out-of-merit-order, and the gas supplier will inform TPP Araucária weekly whether it will activate the plant. In this context, dispatch will not be charged at the CVU approved by ANEEL but at the value agreed by the parties, taking into account, among other factors, market opportunities and margins considered adequate for the operation of the plant, thus enabling the recovery of the fixed cost related to the dispatch period. With an installed capacity of 484.2 MW, the combined cycle power plant is one of the most efficient in Brazil.

TPP Araucária was activated on March 8, 2020, according to the schedule for the operational week of ONS. The dispatch order is part of the exceptional measures adopted at the meeting of March 4, 2020 by the Electric Sector Monitoring Committee (“CMSE”) for the recovery of hydroelectric reservoirs in the southern region of the country. The plant's remuneration, therefore, will be based on the Variable Cost per Unit - CVU approved by ANEEL, in the amount of R$681.79/MWh.

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

Expansion and Maintenance of Generating Capacity

We expect to spend R$429.8 million in 2021 to expand and maintain our generation capacity, including participation in new businesses, of which R$270.2 million will be invested in Jandaíra wind farm, R$35.6 million will be invested in Figueira Thermal Power Plant and R$22.0 million will be invested in the Cutia wind farm. The remaining amount will be spent on equipment maintenance, the modernization of the HPP Foz do Areia, SHP Bela Vista, Brisa Potiguar and São Bento Wind Farm Complex and other projects.

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

___________________

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

Wind Farm Projects

The following table sets forth information regarding our wind farm projects, all of which currently refer to the Jandaíra wind farm (Complexo Eólico Jandaíra). In October 2019, Copel GeT and its subsidiary Cutia wind farm (Cutia Empreendimentos Eólicos) joined the Auction ANEEL A-6 for new energy generation and sold an average of 14.4 MW from the Jandaíra wind farm for R$98.00 MW/h. We expect to invest R$411.6 million in this new wind farm, which has an installed capacity equivalent to 90.1 MW and a physical guarantee equivalent to 47.6 MW. The Jandaíra wind farm will be built in the state of Rio Grande do Norte, and, as other wind farm assets of Copel are located in the same region, we believe that this project may benefit from operational synergies related to our projects that are already operating.

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

Wind Farm	Installed capacity	Estimated Assured Power	Budgeted completion cost	Beginning of commercial operation(1)	Our ownership	Concession expires
	(MW)	(Average MW)	(R$million)		(%)
Jandaíra	90.1	47.6	411.6	May, 2022	100.0	April 2055
Jandaíra I	10,4	5.3	-	-	100	April 2055
Jandaíra II	24,3	13.5	-	-	100	April 2055
Jandaíra III	27.7	14.6	-	-	100	April 2055
Jandaíra IV	27.7	14.2	-	-	100	April 2055

___________________

(1)	The beginning of commercial operation of each wind farm will occur as of May 2022, in a staggered manner. On January 1, 2025, the beginning of supply of the regulated environment contracts will take place.

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

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(GWh/yr)	(%)
HPP São Jerônimo	330.0	1,560.2	41.2
WPP Complexo Alto Oriente	62.4	262.2	100.0
HPP Salto Grande	49.0	221.3	100.0
SHP Salto Alemã	29.8	160.8	19.0
TOTAL	471.2	2,204.5	-

___________________

(1)	Do not include other proposed projects of Copel whose technical, economic, social, environmental and land-related feasibility is still under analysis.

Copel is also a member of Consortium Geração Luz Paranaense – CGLP, which was granted with exploration rights related to the following projects: (i) SHP Foz do Curucaca, (ii) SHP Salto Alemã, (iii) SHP Alto Chopim and (iv) SHP Rancho Grande. After obtaining the applicable authorization from ANEEL and evaluating the hydraulic potential of each project, the consortium decided to carry out the studies only with respect to SHP Salto Alemã and SHP Foz do Curucaca and to return the exploration rights for SHP Alto Chopim and SHP Rancho Grande projects to ANEEL. The basic designs of SHP Salto Alemã and of SHP Foz do Curucaca had already been approved by ANEEL and the environmental studies related to this project were registered in the competent entity (IAT – Instituto Água e Terra do Paraná or “IAT”) for analysis.

Since 2018, COPEL has held the rights of the HPP Salto Grande, located in the Chopim River in the state of Paraná. The environmental studies related to this project were registered with IAT for analysis in February 2020 and the basic design was approved by ANEEL in November 2020.

Taking into account that four energy auctions are planned in 2021, we intend to bid for concessions to construct and operate new hydroelectric and solar photovoltaic plants or wind farms in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2021 or sell the energy in the unregulated electricity market (Free Market). We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and SILEA Participações Ltda. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants in which we may eventually participate. Other renewable energy projects under study or development include the use of municipal solid waste in power generation, and thermosolar energy. For instance, since 2017, Copel has conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of solar energy projects in such areas is still under analysis and the corresponding studies are expected to be concluded as to be able to submit such projects to energy auctions in 2021.

We are also developing studies for the implementation / acquisition of projects related to Generation Distribution, Biomass (sugar cane and forest residues), Biogas and Natural Gas. In addition to energy generation projects, investment opportunities in new energy transmission assets whose concession will be auctioned by the Brazilian government or existing assets that have synergy with our current portfolio are also being studied.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	As of December 31,
	2020	2019	2018	2017	2016
Transmission lines (km):
230 kV and 500 kV	3,127.6	3,127.6	3,025.4	2,691. 8	2,514.0
138 kV	7.2	7.2	7.2	7.2	7.2
69 kV(1)	-	-	-	-	-
Distribution lines (km):
230 kV(2)	-	-	-	-	165.5
138 kV	6,547	6,506.7	6,264.8	5,935.0	5,970.3
69 kV	755	755.6	751.2	866.4	695.4
34.5 kV	86,489	85,734.5	85,185.2	84,639.2	84,071.3
13.8 kV	108,384	106,955.7	106,172.4	105,510.6	104,556.0
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(3)	23,918.2	23,860.2	22,825.1	22,849.3	22,535.4
Generation (step up) substations	6,691.0	6,691.0	6,355.0	6,335.0	6,335.0
Distribution substations (34.5 kV)	1,594.2	1,545.8	1,502.3	1,537.9	1,488.5
Distribution transformers	14,180.8	13,800.9	13,404.6	12,956.9	12,548.2
Total energy losses(4) (5)	7.8%	7.0%	8.3%	7.8%	8.1%

34

___________________

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

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 69 kV and 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the Brazilian government, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul and Furnas, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. Copel, like all other companies that own transmission facilities, is required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.

Currently, we carry out the operation and maintenance of 3,524 km of transmission lines, forty one (41) substations in the State of Paraná and two (2) substations in the State of São Paulo. In addition, we have partnerships with other companies to operate 4,028 km of transmission lines and seven (7) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)[4]	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$million)
COPEL GeT	Main Transmission Concession(1)	2,026	34	December, 2042	100.0%	505.4
COPEL GeT	TL Bateias - Jaguariaiva	137	-	August, 2031	100.0%	11.6
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.1
COPEL GeT	TL Foz - Cascavel Oeste	116	-	November, 2039	100.0%	12.7
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	5.2
COPEL GeT	TL Londrina – Figueira Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	6.2
COPEL GeT	TL Assis – Paraguaçu Paulista Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	9.7
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	10.2
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	8.0

COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	20.8
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	32.0
COPEL GeT	TL Baixo Iguaçu – Realeza TL Curitiba Centro – Uberaba TL Curitiba Leste - Blumenau	188	3	April, 2046	100%	119.1
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	120	-	March, 2035	100%	37.1
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul	152	1	January, 2042	100%	12.8
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste	29	1	May, 2042	100%	19.9
Subtotal Copel GeT		3,524	43			811.7
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May, 2042	49.0%(3)	11.8
Integração Maranhense	LT Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	17.8
Matrinchã	TL Paranaíta - Ribeirãozinho	1,005	3	May, 2042	49.0%(3)	97.7
Guaraciaba	TL Ribeirãozinho - Marimbondo	600	1	May, 2042	49.0%(3)	48.4
Paranaíba	TL Barreiras II - Pirapora II	953	-	May, 2043	24.5%(3)	35.4
Cantareira	TL Estreito – Fernão Dias	342	-	September, 2044	49.0%(3)	52.2
Mata de Santa Genebra	TL Araraquara II - Atatiba TL Bateias - Atatiba	621	1	May, 2044	50.1%(3)	124.6
Subtotal SPCs		4,028	7			388.0
Total		7,552	50			1,199.7

___________________

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

(4) Considers double circuits as a single extension.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic partnership between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The construction schedule of the Mata de Santa Genebra project was affected by successive vandalism events, which resulted in the collapse of towers and theft of aluminum cables in transmission lines already installed and commissioned, in different sections of the project. On November 11, 2020, the LT 440 kV Fernão Dias / Taubaté, the last asset of the SPC Mata de Santa Genebra project, began its commercial operation. With the completion of these steps, the SPC Mata de Santa Genebra became fully operational. The project an APR of R$ 248.7 million, of which R$ 124.6 million are related to COPEL's stake.

In November 2015, Copel GeT won ANEEL’s public auction No. 005/2015 for the construction and operation of 188 km of transmission lines in the States of Paraná and Santa Catarina, and three (3) substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$119.1 million, the corresponding concession agreement was signed in April 2016, and, the remaining facility which was still under construction, the transmission line Curitiba Leste - Blumenau, become operational in April 1, 2021. This facility had an auction APR of R$ 24.9 million and in current values, it has an APR of R$ 38.6 million, approved for 2020-2021 tariff adjustment cycle.

Distribution

Our distribution system consists of a widespread network of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2020, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 4.8 million customers.

Our distribution grid includes 202,085 km of distribution lines, 446,549 distribution transformers and 230 distribution substations of 34.5 kV, 36substations of 69 kV and 112 substations of 138 kV. During 2020, 122,612 new captive customers were connected to our network, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have five (5) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 25.272MWh in 2020.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

On October 16, 2019 Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel”. The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$2.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids, 15,000 new automated power connections and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project.

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

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.4% of the total energy amount available in 2020, being (i) 1.6% related to losses in the basic network, (ii) 6.0% of technical losses and (iii) 1.8% of non-technical losses.

ANEEL grants the transfer of all energy losses to the final consumers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2021. But our simulation indicates that in the civil year, from January through December 2021, we will have all losses transferred to the final consumers.

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

Quality of supply indicator	2020	2019	2018	2017	2016
DEC – Duration of outages per customer per year (in hours)	7h50min	09h07min	10h19min	10h28min	10h49min
FEC – Frequency of outages per customer per year (number of outages)	5.61	6.02	6.22	6.83	7.23

We comply with the quality indicators defined by ANEEL for 2020, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 9 hours and 47 minutes of outages per customer per year, and a total of 7.38 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “–Concessions–Distribution Concessions” and “–The Brazilian Electric Power Industry–Distribution Tariffs”.

Purchases for the captive market

The following table contains information concerning volume, cost and Average Tariff for the main sources of the electricity we purchased for the captive market in the last three years.

Source	2020	2019	2018
Itaipu
Volume (GWh)	5,498	5,533	5,726
Cost (R$millions)	1,766.1	1,317	1,272.2
Average Tariff (R$/MWh)	327.09	238	222.18
Angra
Volume (GWh)	968	979	1,009
Cost (R$millions)	269	248	250.3
Average Tariff (R$/MWh)	277.73	253	248.07
CCGF
Volume (GWh)	6,136	6,274	6,520
Cost (R$millions)	673	642	593.0
Average Tariff (R$/MWh)	109.68	102.32	90.95
Auctions in the regulated market
Volume (GWh)(1)	11,733	12,515	10,783
Cost (R$millions)(2)	2,207	2,257	2,080.8
Average Tariff (R$/MWh)	188.08	180.34	192.97

___________________

(1) These numbers do not include assignments related to MCSD-EN and MVE.

(2) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,498 GWh of electricity from Itaipu in 2020, which constituted 9.8%% of our total available electricity in 2020 and 22.1% of Copel Distribuição’s total available electricity in 2020. Our purchases represented approximately 7.2% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars, and have been set for 2021 at US$ 28.07 per kW per month.

In 2020, we paid an Average Tariff of R$ 327.09/MWh for energy from Itaipu, compared to R$237.94/MWh in 2019. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 968 GWh from Angra in 2020, 979GWh from Angra in 2019 and 1,009 GWh in 2018.

Assured Power Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 6,136 GWh in CCGF contracts in 2020, 6,274 GWh in CCGF contracts in 2019 and 6,520 GWh in CCGF contracts in 2018.

Auctions in the Regulated Market

In 2020, we purchased 11,733 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 47.3% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

Sales to Captive Customers

During 2020, we supplied approximately 97% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 4.8 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2020, the total power consumption of our Captive Customers was 19,180 GWh, a 3.1% decrease as compared to 19,784 GWh during 2019.

	Year ended December 31,
Categories of purchaser	2020	2019	2018	2017	2016
	(GWh)
Industrial customers	2,314	2,648	2,935	3,254	5,753
Residential	7,910	7,499	7,238	7,126	6,932
Commercial	4,172	4,730	4,652	4,651	5,059
Rural	2,451	2,361	2,288	2,257	2,180
Other(1)	2,333	2,546	2,481	2,455	2,404
Total(2)	19,180	19,784	19,594	19,743	22,327

___________________

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

Sales to Free Customers

We operate in the ACL through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2020, we had 912 Free Customers (of which 877 were customers of our energy trading company and 35 of Copel GeT), representing approximately 8.0% of our consolidated operating revenue and approximately 14.9% of the total quantity of electricity sold by us. During 2020, the total power consumption of our Free Customers was 7,988GWh, a 16.4% increase as compared to 6,860 GWh during 2019.

	Year ended December 31,
Categories of purchaser	2020	2019	2018	2017	2016
	(GWh)
Industrial customers	7,308	6,352	5,728	4,435	3,821
Commercial	680	508	327	196	2
Total	7,988	6,860	6,055	4,631	3,823

The following table sets forth the number of our Final Customers, considering both Captive and Free Customers, in each category as of December 31, 2020.

Category	Number of Final Customers
Industrial	71,904
Residential	3,944,556
Commercial	413,599
Rural	347,592
Other(1)	60,072
Total	4,837,723

___________________

(1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 10.2% and 17.9%, respectively, of our total revenues from sales to Final Customers of Captive Market during 2020. In 2020, 32.5%of our total revenues from energy sales were from to residential customers.

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

The following table sets forth the Average Tariffs for each category of Final Customer in effect in 2020, 2019 and 2018.

Tariffs	2020	2019	2018
	(R$/MWh)
Industrial	487.41	488.78	767.87
Residential	498.82	504.36	505.08
Commercial	574.57	574.41	527.31
Rural	489.57	466.9	345.80
Other customers	356.03	364.49	375.99
All Final Customers	537.81	534.32	514.94

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2020, we served approximately 331,061 low-income residential customers. For servicing these customers, in 2020 we received an approximately R$101.8 million contribution from the Brazilian government, which was approved by ANEEL.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Special Customers. A customer of our distribution business that consumes at least 500 kW (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution grid and pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount is subsidized by the Brazilian government, and therefore does not impact the revenues of our distribution business.

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

By late 2012, Copel decided to anticipate the extension of its main transmission concession agreement (corresponding to 78% of our transmission lines then in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. In December 2012, Copel executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 61.9%.

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

In 2020, in the scope of the tariff review process for the contracts extended under Law No. 12,783/2013, holders of assets belonging to RBSE had their review ratified in June 2020 despite originally being scheduled for 2018, due to a two-year delay and the retroactive effects of REN 880/2020 on the 2018 tariff year. For Copel, this process was ratified through Homologation Resolution No. 2,715/2020 for concession agreement No. 060/2001, granted to Copel GeT. During review process, by ANEEL’s deliberation it was decided that as of the 2020/2021 cycle, the renumeration portion of the RBSE would be calculated by the cost of equity (“KE”) as provided for in Ordinance MME No. 120/2016. The value not received during the three previous cycles (2017-2020) will be incorporated into the next three cycles (2020-2023) by the means of an Adjustment Installment (Parcela de Ajuste).

Additionally, by means of Homologation Resolution No. 2,725/2020, ANEEL established the readjustment of RAPs for electric energy transmission assets for the 2020-2021 cycle, effective from July 1, 2020 until June 30, 2021. According to the aforementioned resolution, Copel GeT’s transmission asset RAPs for the 2020-2021 cycle were R$777.2 million, of which R$703.4 million correspond to the revenue of operational assets. Considering the homologated RAPs for the Special Purpose Companies (Sociedades de Propósito Específicos) in which Copel GeT has equity ownership, the total consolidated value for Copel GeT is R$1,146.0 million. Along with beginning of commercial operations of Mata de Santa Genebra assets in its totality in 2020, GeT’s total consolidated value is R$1,161.2 million.

The table below shows our APR (R$ million) for the last four cycles of transmission lines over which we hold a 100% ownership:

Contract	Transmission Line / Substation	Jul. 2020 Jun.2021	Jul. 2019 Jun. 2020	Jul. 2018 Jun. 2019	Jul.2017 Jun.2018
				APR (R$ million)

060/2001	Main Transmission Concession(1)	505.4	469.5	450.4	482.7
075/2001	Bateias – Jaguariaiva	11.6	10.9	13.5	19.4
006/2008	Bateias – Pilarzinho	1.1	1.1	1.1	1.0
027/2009	Foz do Iguaçu - Cascavel Oeste	12.7	12.5	11.9	11.6
015/2010	Cerquilho III	5.2	5.1	4.8	4.7
022/2012	Foz do Chopim – Salto Osório	6.2	6.1	5.8	5.8
002/2013	Assis-Paraguaçu Paulista II SE Paraguaçu Paulista II	9.7	8.2	7.9	7.7
005/2014	Bateias – Curitiba Norte	10.2	9.9	9.5	8.7
021/2014	Foz do Chopim - Realeza(2)	8.0	7.8	7.5	7.3
022/2014	Assis – Londrina(3)	20.8	20.4	19.5	18.9
010/2010	Araraquara 2 – Taubaté(4)	32.0	31.4	30.0	-
006/2016	Baixo Iguaçu – Realeza Curitiba Centro - Uberaba	80.5	79.0	-	-
002/2005	Uirapuru(5)	37.1	32.4	-	-
001/2012	Costa Oeste(6)	13.7	12.5	9.1	-
008/2012	Marumbi(6)	19.9	19.5	18.1	-
Total		774.1	661.9	561.9	567.8

___________________

(1) Our main transmission concessions encompass several transmission lines.

(2) This transmission line became operational in January 2017.

(3) This transmission line became operational in August 2017.

(4) This transmission line became operational in July 2018.

(5) In June 2019, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

(6) In August 2018, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

Other Businesses

Telecommunications

Copel Telecomunicações S.A. Pursuant to an authorization from the Brazilian National Telecommunication Agency (Agência Nacional de Telecomunicações – “ANATEL”), we provide telecommunication services within the States of Paraná and Santa Catarina. We have been offering these services since August 1998 through the use of our fiber optics network (totaling 36.2 thousand km of fiber optic cables by the end of 2020). In addition, we have been involved in an educational project aimed at providing broadband internet access to public elementary and middle schools in the State of Paraná.

COPEL currently serves 399 municipalities in the State of Paraná. All of these municipalities are connected to COPEL’s optical backbone.

In addition to the high transmission capacity in its backbone, Copel Telecom serves 85municipalities in the State of Paraná, with GPON (Gigabit-Capable Passive Optical Networks) access technology, providing several network services with symmetry rates, in different types of Fts services.

We provide services to most of the major Brazilian telecommunication companies that operate in the State of Paraná. In total, we have corporate clients that include supermarkets, universities, banks, internet service providers and television networks in addition to retail clients. We also provide a number of different telecommunication services to our subsidiaries.

On November 9, 2020, Copel Telecom's divestment auction was held at B3 S.A. - Brasil, Bolsa, Balcão. The winning bid was R$ 2.4 billion (equity value). On January 14, 2021, a Share Purchase Agreement for 100% of Copel Telecom was entered into with Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, the winning bidder of the auction. We estimate that the transaction will close between the second or third quarter of 2021.

Sercomtel. Sercomtel S.A. (“Sercomtel”) holds a concession to provide fixed telephony services and an authorization to provide mobile services in the municipalities of Londrina and Tamarana, located in the State of Paraná. In addition, Sercomtel has two (2) other authorizations from ANATEL that allow it to provide fixed telephony and broadband internet services in all other municipalities of the State of Paraná. Currently, Sercomtel operates with its own network in fifteen (15) municipalities of the State of Paraná, providing voice services and fixed broadband. Pursuant to a commercial agreement between COPEL and Sercomtel in force since March 2012, Sercomtel can provide voice services over Copel Telecom’s network in one hundred and eighty three (183) cities within the State of Paraná, including Curitiba. .

In addition to the telecommunications business, Sercomtel S.A. – Telecomunicações currently holds the following equity interest: (i) 100% of the capital stock of Sercomtel Participações S.A., a company whose purpose is to provide added value services, design, deploy and maintain internet service providers, operate a service center for users of telecommunications services, offer integrated IT solutions, among other activities. In September 2017, pursuant to Decision (Acórdão) no. 366, ANATEL determined that Sercomtel was not in compliance with certain financial indicators set forth by the agency in connection with the concessions granted to Sercomtel and required for the company’s operations to continue. As a consequence, ANATEL brought an administrative proceeding against Sercomtel to assess whether the concession and the authorizations granted to this company should be terminated. In March 2019, ANATEL decided to suspend the above mentioned proceeding, so that Sercomtel could present to the agency alternative plans for meeting the relevant regulatory indicators. ANATEL published a bidding notice proposal in September 2019 with respect to the licenses held by Sercomtel. ANATEL’s proposal is subject to review by the Federal Audit Court (Tribunal de Contas da União). No bidding process has been carried out by ANATEL, as of the date hereof. If a bidding process is indeed carried out by ANATEL, Sercomtel’s licenses could be forfeited and terminated.

Sercomtel had losses in previous years and faced financial difficulties in carrying out its operations. Given the accumulated losses and the uncertainties regarding its operational viability, we carried out in 2013 the write-off of this investment in our financial statements.

In June 2019, the municipal legislature of Londrina approved the sale of the stake held by the Londrina City Hall as the controlling shareholder of Sercomtel (Municipal Law No 12.871, dated June 12, 2019). In November 2019, the City Hall published the bidding notice for the privatization process of Sercomtel, which provided for the assignment of the City Hall’s preemptive right to subscribe shares in a future capital increase of Sercomtel. This process would result in the dilution of the stake held by the City Hall and Copel in Sercomtel. However, given that no bidders attended the February 5, 2020 auction, a new date was scheduled for July 9, 2020.

On August 18, 2020, Sercomtel’s privatization auction was held at B3 S.A. - Brasil, Bolsa, Balcão.

The winner of the auction pledged to make an investment of R$130 million in Sercomtel, in order to meet Anatel's minimum indicators and end the process of forfeiture of its concession and forfeiture of its authorization grants.

On December 23, 2020, the operation was closed, and Copel received R$1.5 million for its share.

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

In addition, the management of Compagas, we and other shareholders are challenging the effects of the aforesaid law, understanding that it conflicts with the provisions of the concession agreement currently in force. Compagas filed a lawsuit challenging the anticipating of the expiration date of such concession and was granted with a provisional remedy on October 30, 2018, which granted a preliminary injunction in our favor to recognize the validity of clause 1.1 of the Concession Agreement, which establishes a contractual term of 30 years as of July 6, 1994, ending on July 6, 2024. We await a decision in the judicial process.

Furthermore, Supplementary Law No. 227/2020 was published on December 4, 2020, which amended Supplementary Law No. 205/2017, revoking its article 15, which provided for the end of the concession term on January 20, 2019. Despite the revocation, the lawsuit remains in progress to have the validity of clause 1.1 of the Concession Agreement judicially declared. Compagas covered 842 kilometers in 2020, increase of 1.1% compared to 833 kilometers covered in 2019. Compagas’s net revenues were R$524.2 million, a decrease of 30.7%, compared to 2019 (R$756.6 million), and its net income was R$59.6 million, a decrease of R$126.4 million or 68% compared to 2019. Compagas’ customers include industries, gas stations, other businesses and residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 4.4%, to 49,335 customers in 2020 from 47,238 in 2019.

Compagas registered an decrease of 35.6% in the average daily volume of natural gas distributed to Final Customers, to 881,745 cubic meters per day in 2020 (not including the volume of gas supplied to Araucária Thermoelectric Plant) compared to 1,368,915 cubic meters per day in 2019 (not including the volume of gas supplied to Araucária Thermoelectric Plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP. The volume of natural gas supplied from Petrobras and distributed by Compagas to Araucária TPP, was 676,113 cubic meters per day in 2020, compared to 68,050 cubic meters per day in 2019.

As of December 31, 2020, we held a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras, through its subsidiary Gaspetro, and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

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

Gas Natural Power Plants

On January 14, 2020, Copel and Shell Brasil Petróleo formed the "Copel Energia a Gás Natural" Consortium with the objective of developing feasibility studies for natural gas power plants in the state of Paraná. The consortium hired a consulting firm to provide specialized technical services to carry out studies to identify the best location for the implementation of natural gas thermoelectric projects in the State. The study is ongoing.

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

On September 11, 2012, the Brazilian government enacted the Provisional Measure No. 579, subsequently converted into the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions that aim to ensure that services are provided in a continuous and efficient fashion and subject to low tariffs. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term (or 24 months with respect to thermal plant concessions that it is 24 months) whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term.

For concessionaires of generation facilities existing at that time, the 2013 Concession Renewal Law changed the scope of the concession contracts at the moment they were renewed. Previously, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions renewed pursuant to the 2013 Concession Renewal Law do not grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions only cover the operation and maintenance of the generation facilities, subject to quality standards determined by Brazilian authorities. The energy generated by these facilities are allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. For new generation facilities (i.e., generation facilities operated after the 2013 Concession Renewal Law), on the other hand, the concessionaire still has the right to sell the energy produced by the generation facility.

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

Generation Concessions

Of the nineteen (19) hydroelectric plants we operated in 2020, fourteen (14) were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five (5) were operated in accordance with the 2013 Concession Renewal Law (Capivari Cachoeira HPP, Chopim I HPP, Marumbi HPP, Baixo Iguaçu HPP and Colíder HPP). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by the Company in 2013 (exception made only to Rio dos Patos HPP) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law.

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

Chopin I HPP. As the installed capacity of Chopin I HPP also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in favor of the Company, valid for an indefinite term. In addition, pursuant to the same statute, we may notify the granting authority of its intention to extend: (i) in 2020, the concession of Apucaraninha HPP; and (ii) in 2021, the concessions of Guaricana and Chaminé HPPs. In the event we do not request the extension of these concessions, they will be subject to new bidding processes conducted by the granting authority.

Figueira TPP. Our concession for the Figueira TPP expired on March 26, 2019. We had filed an extension request with respect to this plant on May 24, 2017, but we are still waiting for the granting authority to amnd our concession agreement, extending its term for an additional 20-year period in accordance with the 2013 Concession Renewal Law. This plant has an installed capacity equivalent to 20 MW and subject to a modernization process.

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

In September 2020, the GSF Law was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years.

On March 2, 2021, CCEE released the calculations of the renegotiation of the hydrological risk and the results, which total approximately R$ 1,366.3 million for the 15 eligible plants of the Company, were sent to Aneel to be submitted to the approval analysis. To date, the Company has not yet adhered to the renegotiation of the hydrological risk, as the Management is awaiting approval by Aneel of the approximately 510 days of average extension of the granting of its plants to assess the possible adherence to the terms of the renegotiation and waiver of future questions or lawsuits in relation to the hydrological risks in question. More information is detailed as described in notes 1-b to our audited consolidated financial statements.

The following tables sets forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia (1)	May, 1973	May, 2003	January, 2001	September, 2023
Apucaraninha	October, 1975	October, 2005	April, 2003	October, 2025
Guaricana	August, 1976	August, 2006	August, 2005	August, 2026
Chaminé	August, 1976	August, 2006	August, 2005	August, 2026

Segredo	November, 1979	November, 2009	September, 2009	November, 2029
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	November, 2029
Salto Caxias	May, 1980	May, 2010	September, 2009	May, 2030
Mauá (2)	June, 2007	July, 2042	Not extendable	July, 2042
Colíder(3)	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	February, 2046
Baixo Iguaçu(4)	August, 2012	August, 2047	Not extendable	October, 2049
SHP Bela Vista (5)	May, 2007	January, 2041	Extendable	January, 2071

___________________

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

(5) The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the ANEEL’s Authorizing Resolution no. 7.802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. This power plant is still under construction. .

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Nova Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D'Água	June, 2011	June, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050
Jandaíra I(2)	April, 2020	April, 2055
Jandaíra II(2)	April, 2020	April, 2055
Jandaíra III(2)	April, 2020	April, 2055
Jandaíra IV(2)	April, 2020	April, 2055

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

We also have ownership interests in eleven (11) other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2020.

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

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 72% of our transmission revenues in 2020 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in December 2042.

In addition, in 2020, an aggregate of 28% of our transmission revenues derived from eleven (11) other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

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

(1) Facility under construction.

We have ownership interests in ten (10) other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2020:

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

Distribution Concessions

We originally operated our distribution business pursuant to a concession contract that was signed on June 24, 1999 (retroactive to July 7, 1995), and was set to expire on July 7, 2015. Under the 2013 Concession Renewal Law, we had the right to renew this concession for an additional 30-year period by accepting an amendment to the concession contract. Notwithstanding the changes introduced by the 2013 Concession Renewal Law, we concluded that the renewal of our distribution concession in accordance with the 2013 Concession Renewal Law would not materially affect our results of operations. Accordingly, after a careful evaluation of the conditions imposed by the Brazilian government for the extension of our distribution concession, we decided to request the renewal of this contract and our renewal request was approved by the MME on November 11, 2015. On December 9, 2015, we have executed the fifth amendment to the public Electricity Distribution Service Concession Agreement No. 46/1999 of Copel Distribuição S.A.

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

	Economic and Financial Indicators	Quality Indicators (1)
Year		DECi(2)	FECi(2)
2016	N/A	13.61	9.24
2017	EBITDA(3) ≥ 0	12.54	8.74
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6) 1/(1.11*SELIC(6))	9.83	7.24

___________________

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

COMPETITION

We have concessions to distribute electricity in substantially all of the State of Paraná, and we do not face competition from the four utilities that have been granted concessions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. However, when a Captive Customer becomes a Free Customer, it is still required to pay to use our distribution grid. The reduction in net revenue of our distribution business is therefore compensated with a reduction in our costs for energy that we would otherwise acquire to sell to these customers.

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

Free Customers are limited to, as from January 1, 2021, with demand of at least 1.5 MW; after January 1, 2022, customers with demand of at least 1.0 MW at any voltage; and, after January 1, 2023, with demand of at least 500 kW at any voltage.

Special customers are costumers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2020, we had 912 Free Customers (of which of 877 were customers of our energy trading company and 35 of Copel GeT), representing approximately 8.0% of our consolidated operating revenue and approximately 14.9% of the total quantity of electricity sold by us.

Copel GeT has 35 Free Costumers as of December 31, 2020. Approximately 55.2% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2020. These customers represented approximately 6.3% of the total volume of electricity we sold in 2020, and approximately 3.2% of our consolidated operating revenues.

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

Brazilian law requires that all of our generation, transmission and distribution concessions be subject to a competitive bidding process upon their expiration. We may face significant competition from third parties in bidding for renewal of such concessions or for any new concessions. The loss of certain concessions could adversely affect our results of operations

ENVIRONMENT

Our construction and operation activities for the generation, transmission and distribution of electric energy, distribution of natural gas and our telecommunications operations are subject to federal, state and municipal environmental regulations.

All of our activities follow our Sustainability Policy, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. Also, our activities follow our Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change.

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

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation and telecommunications facilities described in “Business”. Of the net book value of our total property, plant and equipment as of December 31, 2020 (including construction in progress), generation facilities represented 64.4%, wind farms represented 30.1%, telecommunications represented 0.5%, Elejor represented 3.7%, and Araucária Thermoelectric Plant represented 1.3%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2020, we estimated our liability related to the settlement of such disputes to be approximately R$ 133.9 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In February 2021, according to Ordinance No. 002/2021, MME approved the Decennial Energy Plan - PDE 2030, which projects that the installed capacity of electricity generation in Brazil will be 196 in GW in 2030 (not including distributed generation and self-production). It is projected in the 2021 PDE that 87% of this total will be renewable (54% is projected to be hydroelectric and 29% will be alternative sources of energy, such as wind, biomass and small hydroelectric plants), 11% will be thermoelectric, 4% will be solar, and 2% will be nuclear.

As of 2020, approximately 30% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for approximately 44% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and us, among others.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the primary regulatory institution of the power industry and acts as the Brazilian governmental authority empowered with policymaking, regulatory and supervisory powers.

National Energy Policy Council – CNPE

The National Energy Policy Council (Conselho Nacional de Política Energética - “CNPE”), created in August 1997, provides advice to the President of the Republic of Brazil regarding the development and creation of a national energy policy. The CNPE is chaired by the MME and is composed of ten ministers of the Brazilian government and five members designated by the President of CNPE. The CNPE was created in order to optimize the use of energy resources in Brazil and ensure the national supply of electricity.

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

Electric Energy Trading Chamber – CCEE

The CCEE (Câmara de Comercialização de Energia Elétrica) is a non-profit private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”) and in the Free Market, (ii) accounting for and clearing short-term transactions and (iii) managing funds generated by some of the regulatory charges. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of five members, out of which four are appointed by these agents and one by the MME, who is the chairman of the board of directors.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•	In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.
•	In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of National Bank for Economic and Social Development, or Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.

•	In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•	In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
o	Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
o	Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•	In 2004, Decree No. 5,163 was enacted to governor the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to Final Customers. Among other matters, this decree:
o	provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
o	requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
o	provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.

o	requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.
•	In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577, dated as of August 29, 2012 (converted into Law No. 12,767 dated as of December 27, 2012); and (ii) Provisional Measure No. 579, dated September 11, 2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “—Concessions”.
•	In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “—Concessions—2013 Concession Renewal Law.”
•	In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Federal Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.
•	In 2016, the Brazilian government enacted Provisional Measure No. 735, dated as of June 22, 2016, converted into Federal Law No. 13,360, dated as of November 17, 2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the Free Market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.

•	In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector”. This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.
•	In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•	In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession) This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession.
•	During 2018, the Brazilian government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•	In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using Thermoelectric Plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.
•	In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by consumers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for consumers with electric load below 500 kW.
•	In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo - DESSEM), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – SIN), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, Thermoelectric Plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.
•	In September 2020, Law No. 14,052 (the “GSF Law”) was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years.

•	In December 2020, through Normative Resolution No. 905/2020, ANEEL consolidated the rules for Electric Energy Transmission Services in the National Electric System, effective January 1, 2021.
•	In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, per the implementation schedule defined by MME Directive 301/2019.
•	Additionally, 2020 was atypical due to the COVID-19 pandemic, which required the introduction of various legal and regulatory measures, as highlighted below:
o	In March 2020, Decree No. 6 officially declared a state of emergency in Brazil, effective until December 31, 2020. On the same date, Decree no. 10,282 was released (complemented by Decree No. 10,288/2020), which regulated Law No. 13,979/2020 and dealt with the new COVID-19 measures, including directives regarding the operation of public services and essential activities, specifically the electricity sector and electricity generation, transmission and distribution. By means of Decree No. 117/2020, the MME also established a Crisis Committee within the Ministory’s scope to articulate, coordinate, monitor, guide and supervise the measures and actions taken against COVID-19 for the duration of the public health crisis. In line with the guidelines established by this decree, ANEEL issued Decree No. 6,335/2020, the Office of Monitoring the Electrical Situation (Gabinete de Monitoramento da Situação Elétrica), with the objective of identifying the effects of the COVID-19 pandemic on the electrical energy market and monitoring the economic-financial situation in relation to supply and demand, as well as coordinating studies of proposals to preserve equilibrium between different entities within the sector.
o	In March 2020, to ensure the continuity of electricity distribution services, ANEEL issued Normative Resolution No. 878/2020, solidifying the Agency's first measures in order to guarantee the supply of electricity to certain consumer units that have lost the ability to remain compliant as a result of the COVID-19 pandemic. This especially concerns consumer units related to the supply of energy to services and activities considered essential, as defined by Federal Decrees No. 10,282/2020 and No. 10,288/2020.
o	On April 8, 2020, the Brazilian government issued Provisional Measure No. 950, which specified temporary emergency measures for the electricity sector to cope with the state of emergency by establishing an exemption in energy tariffs funded by the CDE for low-income consumers for up to 220 kWh/month, for the period of April 1 to June 30, 2020. For this purpose, resources were provisioned by means of a credit operation aimed at providing financial relief to electricity distributors. On the same date, ANEEL published Order No. 986, authorizing the CCEE to transfer the surplus financial resources available in the reserve fund for future relief to the sector's agents, based on consumption, with the aim of reinforcing the sector's liquidity in the midst of the COVID-19 pandemic.
o	On May 18, 2020, Decree No. 10,350 was issued by the Brazilian government, which regulated Provisional Measure No. 950/2020 and provided for the creation of the COVID-19 Fund. This fund was to receive resources to cover potential deficits or anticipate distributors' revenues and regulate the use of tariffs by the CDE for the purpose of payments and receipts of amounts to cover or defer costs arising from the COVID-19 pandemic. Through Resolution No. 885/2020, ANEEL established criteria and procedures for the management of the COVID-19 Fund. The value of the resources of the COVID-19 Fund given to concessionaires were made operational by the CCEE throughout 2020, considering, for this purpose, the existence of a positive balance in the fund.

o	In May 2020, by means of Order No. 1,511/2020, ANEEL, suspended the systematic application of the system for activating the Tariff Flags (Bandeiras Tarifárias), under exceptional and temporary circumstances, as provided for in Submodule 6.8 of the Procedures for Tariff Regulation. This added a “green flag” through December 31, 2020 in accordance with the time period stipulated in Federal Decree No. 10,350/2020 to cover the electric sector’s costs with resources from the COVID-19 Fund. This was in effect until November 30, 2020, when it was revoked by ANEEL with the same-day issuance of Order No. 3,364/2020.
o	Finally, in September 2020, Provisional Measure No. 998/2020 was issued, due to important changes in the electricity sector rules to mitigate the effects on the consumer due to aid granted to companies as a result of the COVID-19 pandemic, such as transferring 30% of the funds that concessionaires are required to invest in research and development and energy efficiency programs between 2021 and 2025. Notwithstanding these points, this measure also sought to address the withdrawal of incentives for renewable sources, removing the discount on the tariffs for the use of the transmission (TUST) and distribution (TUSD) systems for projects such as small hydroelectric plants and plants based on solar sources, wind power, biomass and qualified cogeneration. These incentives are only being maintained for projects that apply for the concession within twelve months of September 1, 2020 and the start of operations of all its Generating Units within 48 months from the date of concession. In addition, Provisional Measure No. 998 contemplated several other changes in the regulation of the sector, such as the reallocation of resources to reduce energy tariffs for consumers in northern Brazil. Regarding the measure’s effectiveness, it is important to highlight that after being approved by the House of Representatives on December 17, 2020 and by the Federal Senate on February 4, 2021, being sanctioned in March 2021 by the President of the Republic, through Law 14.120, of March 1, 2021.

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

•	In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:
o	Termination of the quota system applicable to hydropower plants (HPP) concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the CDEin order to reduce what is charged to the population;
o	Lowering the minimum thresholds for accessing the Free Market;
o	Approach between the short-term price formation and the operating cost of the system;
o	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
o	Effects of the migration of consumers to the Free Market;
o	Market for environmental attributes;
o	Attraction of foreign capital for investments in the Brazilian energy sector;

o	More efficient tariff discounts;
o	Allocation of resources from the global reversion reserve to the transmission segment;
o	Guidelines for the use of research and development resources;
o	Modernization of the regulated market; and
o	Reduction of judicial disputes regarding the hydrological risk.
•	In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•	Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October, 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.
•	In November 2019, the Brazilian government submitted to Brazilian Congress Bill No. 5,877, which, among other matters, address the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras. Such bill determines the privatization of Eletrobras pursuant to a capital increase and public offering of new common shares (that entitle their holders to voting rights), resulting in the dilution of the stake held by the Brazilian government in Eletrobras (the “Eletrobras Privatization”). In February 2021, Provisional Measure No. 1,031/2021 on the Eletrobras Privatization was issued.
•	In November 2019, ANEEL submitted a proposed amendment to Resolution No. 482/2012 to a public hearing. This resolution refers to the distribution of micro and mini energy generation. The update of such rules was required in 2015 by Resolution 687/2015 and suggests improvements to the credit compensation system in view of changes to distributed generation in recent years.
•	In December 2019, CNPE approved its Resolution No. 29, pursuant to which (i) it reviewed the general criteria adopted with respect to supply guarantee in studies on offer expansion, planning of the SIN operations, and calculations of energy physical guarantees and power of a generation project. However, MME shall determine the specific thresholds for such criteria, which is used in the calculation of physical guarantees and plans for expansion.
•	In 2020, due to the COVID-19 pandemic, discussions beginning in 2017 between the MME and the electric sector with regards to proposals for the industry’s improvement of the legal and regulatory framework were interrupted. This meant limited progress on measures such as PL No. 1.917/2015 and PLS No. 232/2016, which address issues such as the commercial model of the electric sector, the portability of electricity bills and concessions for electric energy generation. The COVID-19 pandemic also allowed for compromise within Special Commission of the House of Representatives, established in August 2019, regarding the Brazilian Electric Energy Code, which aims to consolidate electricity legislation that is currently scattered between ordinances issued by various government agencies.

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

Intervention by the granting authority. The granting authority may intervene in the concession, through ANEEL, to ensure the adequate performance of services, as well as the full compliance with applicable contractual and regulatory provisions. Once ANEEL determines the intervention, limited to one year, but extendable for additional two years, it must designate a third party to manage the concession. Within 30 days of the determination of the intervention, the granting authority’s representative must commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. The administrative proceeding must be completed within 1 year. The shareholders of the concessionaire under intervention must submit to ANEEL, within 60 days of the determination of the intervention, a recovery and correction plan. If ANEEL approves such plan, the intervention is terminated. In the event ANEEL does not approve the plan, the granting authority may: (i) declare forfeiture of the concession; (ii) determine the spin-off, incorporation, merger or transformation of the concessionaire, incorporation of a subsidiary or assignment of quotas/shares to a third party; (iii) determine the change of control of the concessionaire; (iv) determine a capital increase of the concessionaire; or (v) determine the incorporation of a special purpose company.

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

The electricity generated by Itaipu will continue to be sold by Eletrobras to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed as follows under “–Distribution Tariffs”.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the Spot Market. If the contract price proves lower than the current Spot Market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the Spot Market price, the distributor sells its excess energy at a loss. The Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the Free Market. Resolutions No. 833, dated December 4, 2018 and 904, dated December 8, 2020, have recently provided additional rules on the methodology to be adopted by distribution companies with respect to the Mechanism of Surplus Sales (Mecanismo de Venda de Excedentes, or MVE).

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

Focusing on the future of the electricity sector, the Ministry of Mines and Energy launched Public Consultation No. 33/2017 with the purpose of obtaining the view of different participants around improvements in the business model of the sector. Issues such as the expansion of the Free Market and removal of barriers to the entry of its participants, hourly energy price, adequate allocation of risks, security of supply and socio-environmental sustainability were discussed. Further regulation is expected for the years to come with bills being discussed in the Brazilian Congress in order to implement reforms in the power sector. For more information see “–Potential New Regulatory Framework”.

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

Auctions in the Regulated Market

Electricity auctions for new generation projects are held from the third to the seventh year before the initial delivery date of electricity. Electricity auctions for existing generation projects are held (i) from the first to the fifth year before the initial delivery date, and (ii) up to four months before the initial delivery date (“Adjustment Auctions”).

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

Since 2004, CCEE has conducted thirty (30) auctions for new generation projects, twenty two (22) auctions for energy from existing power generation facilities, ten (10) auctions for reserve energy in order to increase energy supply security, three (3) auctions from alternative energy sources and seventeen (17) auctions for market adjustments. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Also, after completion of the Reserve Energy Auction, the generation concessionaire and the CCEE execute the Contrato de Energia de Reserva, in which the parties establish the price and amount of the energy contracted for in the auction. The distributors, Free Customers and self-producing customers then execute the Contrato de Uso da Energia de Reserva (“CONUER”) with CCEE, in order to provide for the terms of the use of the reserve energy. The reserve energy customers grant financial guarantees to CCEE to secure their payment obligations under CONUER.

The 2013 Concession Renewal Law established that generation concessions entered into prior to 2003 that were not renewed would be subject to a new competitive bidding process and that the energy generated by these facilities will be allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. On November 25, 2015, ANEEL carried out a competitive bidding process for the grant of new 30-year concessions of 29 hydroelectric plants in accordance with the 2013 Concession Renewal Law. Until December 31, 2016, 100% of the electricity generated by such 29 hydroelectric plants must be destined to the regulated market and, as of January 1, 2017, the percentage was reduced to 70%. On September 27, 2017, the ANEEL carried another competitive bidding process for the grant of new 30-year concessions of 4 hydroelectric plants in accordance with the 2013 Concession Renewal Law. In this auction, the percentage destined to the regulate market was 70% since the beginning of the concession.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iii) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. According to Law No. 13,360/2016, distributors are allowed to sell energy to Free Customers. This possibility is regulated by ANEEL through REH No. 904/2020, with the application of the MVE.

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

In addition, a distribution concessionaire may request an Extraordinary Tariff Review of its tariffs in case of evident economic-financial imbalance, according to the admissibility criteria established through the Tariff Regulation Procedures (PRORET), sub-module 2.9. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social - COFINS) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the CDE and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive consumers in 2016, referring to the Angra III plant.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2021 will be R$4.0billion.

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

UBP

Some hydroelectric generation enterprises (except small hydroelectric power plants) are required to make contributions for using a public asset, Uso de Bem Público (“UBP”) according to the rules of the corresponding public bidding process for the granting of concessions. Eletrobras receives the UBP payments in a specific account. See Note 26 to our audited consolidated financial statements.

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

CDE

In 2002, the Brazilian government instituted the Electric Energy Development Account, Conta de Desenvolvimento Energético (“CDE”). The CDE is funded by (i) annual payments made by concessionaires for the use of public assets, (ii) penalties imposed by ANEEL, (iii) the annual fees paid by agents offering electric energy to Final Customers, by means of an additional charge added to the tariffs for the use of the transmission and distribution grids and (iv) transfer of resources from the Federal General Budget. The CDE was originally created, amongst others, to promote the availability of electric energy services to all of Brazil and the competitiveness of the energy produced by alternative sources.

Currently, CDE aims to fund several public policies in the Brazilian electricity sector, such as: universalization of the electricity service throughout the national territory; granting of tariff discounts to various users of the service (low income; rural; Irrigating; public water, sewage and sanitation services; incentive energy generation and consumption, etc.); low tariff on isolated electricity systems (Fuel Consumption Account - CCC); competitiveness of electricity generation from the national coal source; among others. The CDE is managed by CCEE since May, 2017, pursuant to Federal Law No. 13,360/2016. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by Final Customers. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE, provided that the Federal Treasury would also contribute with the CDE and permit the funds deposited in the CDE to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the Spot Market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

On March 7, 2014, the Brazilian government also permitted the transfer to distribution concessionaires of funds deposited in the CDE to cover their respective costs arising from involuntary exposure to the Spot Market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the Spot Market, costs which distribution concessionaires were not able to pass on to Final Customers through regular Retail Tariffs prior to annual readjustments or formal tariffs periodic revisions made by ANEEL.

Distribution concessionaires will be able to pass on to its Final Customer a CDE charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “—Regulated Market Account–ACR Account.”

On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all of these additional costs supported by the CDE. ABRACE, an association of Free Customers filed lawsuits to contest the increase of the CDE fee. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (ABRADEE, with whom Copel Distribuição is associated) also obtained injunctions suspending its obligation to withhold such CDE fees while ABRACE´s and other consumers’ injunction remains in force.

Federal Law No. 13,360/2016 established that the Brazilian government must prepare a plan for a structural reduction of the CDE charge until December 31, 2017, and it also provided that the revenues, expenses and beneficiaries of the CDE must be published monthly by CCEE, among other changes. As a result, Decree nº 9,642/2018 was published, which determined the gradual reduction, in 5 years, of discounts granted to consumer units classified as Rural and Public Service of Water, Sewage and Sanitation, in Groups A (high voltage) and B (low voltage).

Regulated Market Account – ACR Account.

On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the Spot Market, and were unable to pass all these costs on to Final Customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$21.7 billion, composed of nine tranches, was deposited in the ACR Account. Distribution concessionaires have been repaying this loan since 2015 by charging its Final Customers with additional CDE amounts on a monthly basis. At first, the amount deposited in the ACR Account should be repaid by 2020. However, in March 2019, ANEEL authorized CCEE to negotiate with the creditor financial institutions and seek early termination of the corresponding loans, which occurred in September 2019.

Itaipu Transmission Fee

The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.

Use of Water Resources Tax

Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 7.00% of the value of the energy they generate, which for the purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2021, ANEEL set this rate at R$76.00/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

ANEEL Inspection Fee (TFSEE)

The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.4% of their annual revenue to ANEEL in 12 monthly installments.

Default on the Payment of Regulatory Charges

The failure to pay required contributions to the RGR Fund, Proinfa Program or CDE or to make certain payments, such as those due from the purchase of electric energy in the regulated market or from Itaipu, will prevent the defaulting party from receiving adjustments or reviews of their tariffs (except for an extraordinary review) and will also prevent the defaulting party from receiving funds from the RGR Fund or CDE. We comply with payment obligations related to Regulatory Charges.

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or MRE) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

Under Brazilian law, each hydroelectric plant is assigned a determined amount of “assured energy”, according to an energy supply risk criterion defined by MME, based on historical river flow records. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

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

In March 2021, Law 14,120/2021 and ANEEL Resolution 929/2021 changed the allocation of research and development resources.

The amount not yet committed to the research and development program until September 2020 will be transferred to CDE as a way to promote tariff moderateness. In the same way, until December 2025, a minimum of 70% of the percentages defined by law must continue to be invested in research and development programs while the difference will be transferred to CDE.

•	These measures do not impact the amounts to be invested by the concessionaires, but rather their destination.

Environmental Regulations

The Brazilian Federal Constitution includes environmental matters among the ones that are subject to concurrent legislative competence, meaning that the Brazilian government enacts general rules, which are supplemented by rules passed by states; municipalities, in turn, enact local rules or supplement federal and/or state legislation.

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

The Brazilian Forestry Code (Federal Law No. 12,651/2012) and related regulations establish rules regarding the maintenance of areas affected by hydroelectric plant reservoirs. These regulations may result in increased maintenance, reforestation and expropriation costs to energy industry concessionaires. We have been developing conservation measures in our power plants, as established in the Brazilian Forestry Code, since their construction.

Under Brazilian environmental Law, one single action that causes risk to the environment can trigger three types of liability: civil, administrative and criminal.

Thus, a violator of an environmental law may be subject to administrative and criminal sanctions and, in case environmental damage occurs, will have an obligation to repair and provide compensation to the affected party. Administrative sanctions may apply to both the company and the individual representatives of the company concomitantly and may include substantial fines of up to BRL 50 million and the suspension of activities. Criminal sanctions may also apply to both company and the individual representatives and include sanctions such as fines for the company and, for individuals including for directors and employees of companies that commit environmental crimes, possible imprisonment.

Our energy generation, distribution and transmission facilities are subject to prior environmental licensing procedures, which may include the preparation of environmental impact assessments before such facilities are constructed, as well as proposing and implementing mitigation and compensation actions for the identified impacts. As a condition for the regularity of these procedures, we must also request authorization from certain regulatory entities, such as Brazilian Institute of National Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional – IPHAN), an oversight body that is in charge of the protection and preservation of Brazilian cultural heritage (archeological, material and immaterial). Once the respective environmental licenses are obtained, their maintenance is still subject to compliance with certain requirements.

recent developments

Unitization

On March 11, 2021, acting at an Extraordinary Shareholders’ Meeting, the shareholders of Copel approved the Unitization (as defined below) and amendments to Copel’s bylaws to facilitate the Unitization, including the opening of the period for the Conversion Offers (as defined below) and the terms and conditions of the Conversion Offers. With the Units Program (as defined below), we seek to improve the liquidity of the trading market for our securities by establishing units, each consisting of four Class B Shares and one Common Share (“Units”). The steps to establish the Units, taken as a whole, are referred to as the “Unitization”.

Our bylaws were amended at the shareholders meeting of March 11, 2021 to provide for certain changes in our corporate governance necessary to permit our shares or the Units to be listed in the B3 listing segment known as Level 2. These amendments had previously been approved by the Board of Directors at its meeting on January 20, 2021. The effectiveness of these amendments is conditional on the completion of a public offering by the State of shares or Units owned by it and the listing of Copel on Level 2. When they take effect, these amendments will, among other things, (1) provide for a mandatory tender offer to all shareholders upon specified events, including a change of control, removal from the Level 2 with the exception of a removal for the purpose of Copel’s being listed in Novo Mercado, a special listing segment of B3 listing segment, or termination of registration as a public company under Brazilian law, and (2) provide voting rights for the holders of Preferred Shares (Class A Shares and Class B Shares) on matters involving the transformation, merger or spin-off of Copel.

On March 17, 2021, our Board of Directors approved the 1st Share Conversion and Share Depositary Receipt Formation Program (the “Units Program”).

The Unitization includes the following steps, among others:

•	From March 22, 2021 to April 20, 2021, of one Common Share and four Class B Shares will be permitted to convert those shares into one Unit (“Standard Conversion Offer”).
•	For a concurrent period:
o	A holder of five Class A Shares will be permitted to convert all of them into Class B Shares, subsequently one into a Common Share and those shares to one Unit (the “Class A Share Conversion Offer”).
o	A holder of five Class B Shares will be permitted to convert one of those shares into a Common Share and then to one Unit (the “Class B Share Conversion Offer”).
o	Provided that the number of Copel’s Preferred Shares (including Class A Shares) is bellow 2/3 of the total amount of shares, a holder of five Common Shares will be permitted to convert four of those shares into four Class B Shares and then to one Unit (the “Common Share Conversion Offer,” and together with the Standard Conversion Offer, Class A Share Conversion Offer and Class B Share Offer, the “Conversion Offers”).
•	The Conversion Offers will be conditioned on the aggregate number of Units issuable as a result of the Conversion Offers (taken together) attaining 229.172.878 Units (the “Minimum Participation Condition”), calculated so as to represent approximately 60% of the shares in the free float (excluding shares owned by the State). There is no minimum participation condition that applies separately to any of the Conversion Offer.
•	The Deposit Agreement governing the Class B ADSs, and the Deposit Agreement governing the American Depositary Shares, each representing one Common Share (the “Common ADSs”), will each be amended to provide that, effective upon completion of the Conversion Offers, there will be a single Deposit Agreement, and each American Depositary Share will represent one Unit (“Unit ADSs”).

If the Conversion Offers are consummated, Unit ADSs will trade on the NYSE, and Class B ADSs will no longer trade on the NYSE. A holder of Class B ADSs or Common ADSs will be able to cancel its ADSs and take delivery of the underlying shares, and it will then be able to hold those shares or tender them into the applicable Brazilian Conversion Offer. Any shares that are not converted will remain outstanding. If a holder has a number of Class B ADSs or Common ADSs that is not an integral multiple of five, the Depositary will sell the excess shares necessary to reduce that number to an integral multiple of five and distribute the cash proceeds to that holder.

Share Split

On March 11, 2021, acting at an Extraordinary Shareholders’Meeting, the shareholders of Copel approved the splitting of our shares, pursuant the Brazilian Corporate Law, in the proportion of one share to ten shares, so that for each one share issued by the Company, nine new shares of the same class and type would be credited (the "Share Split"). The shares were traded ex-Share Split as of March 12, 2021 (inclusive), and the shares resulting from the Share Split were credited to the shareholders on March 16, 2021. Considering that the Share Split was carried out in such a way that each share we issued was split into ten shares of the same type and class, there was no surplus resulting from fractions of shares.

The Share Split did not affect our capital stock, which remains at R$10,800,000,000.00 as of March 12, 2021 or impacted any rights of holders of Copel shares. After the Share Split, our capital stock is represented by 2,736,553,750 shares with no par value, of which 1,450,310,800 Common Shares and 1,286,242,950 Preferred Shares and, of these, 3,267,520 are Class A Shares and 1,282,975,430 are Class B Shares. Our management took the necessary measures to implement the Share Split of the ADRs.

Cyber-attacks

On February 1, 2021, a number of our servers suffered cyber-attacks leading to the unavailability of part of our systems. Our systems (Solarwinds) detected the attacks and we immediately followed the security protocols, including suspending the operation of our computerized environment to protect the integrity of the information. Immediately after the event, the Company implemented the Business Crisis Management and Contingency Plan – Cyber-Attack (the “Contingency Cyber Plan”), containing immediate actions to be taken within the scope of a crisis management, and formed an internal Committee to monitor the actions planned. During the assessment of the incident, it was found that the cyber-attack did not have a significant impact on the revenue performance of our business for the year ended December 31, 2020, although it resulted in a small delay in billing in the first days of February 2021 arising from preventive measures to identify the extent of the incident. The incremental expense incurred as a result of the cyber incident was not material, and no provision to be recognized as of December 31, 2020 was identified. It was also found that there was no evidence of destruction, loss, alteration, communication and dissemination of personal data, which rules out any implications for the LGPD.

Although there is no indication that the accuracy and integrity of any financial information and personal data have been affected as a result of the cyber attack incident, we have performed extensive procedures to validate the accuracy and integrity of the information and no access was identified to the computing environment that concentrates our Enterprise Resource Planning (ERP) and billing systems, including in folders and/or files with sensitive personal data. Among the actions set in the Contingency Cyber Plan is the implementation and improvement of policies and internal controls, contributing to the improvement of our information security environment. The competent authorities have been informed about the incident. For more information on our cybersecurity controls, see “Item 3. Key Information―Risk Factors.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2020.

The information presented in this section focuses on material events and uncertainties known to our management that could result in reported financial information not being indicative of future operating results or future financial condition, including a quantitative and qualitative description of the reasons underlying material changes. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information―Risk Factors.”

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.3% and 1.1%, respectively, in growth rate. In 2020, the growth rate decreased by 4.1%.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2020	2019	2018
Inflation (IPCA)	4.52%	4.31%	3.75%
Inflation (IGP-DI)	23.7%	7.70%	7.10%
Appreciation (depreciation) of the real vs. U.S. dollar	(28.8)%	(4.0%)	(17.13)%
Period-end exchange rate – US$1.00(1)	5.1967	4.0307	3.8748
Average exchange rate – US$1.00	5.1558	3.9461	3.6558
Change in real GDP	(4.1)%	1.1	1.3%
Average interbank interest rates(2)	2.77%	4.40%	6.40%

___________________

(1) The real/U.S. dollar exchange rate at December 31, 2020 was R$5.19 per US$1.00.

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

Our distribution business purchases enough energy to meet 100% of the demand we forecast for our Final Customers in auctions at unregulated prices in the regulated market. Our distribution business resells that energy to Final Customers at regulated tariffs that take into consideration the price at which the energy was purchased. If our forecasts fall short of the actual electricity demand of our Final Customers, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the Spot Market. If our forecasts exceed the actual demand of our Final Customers, our distribution business sells the excess energy in the Spot Market. The margins in our distribution business tend to be relatively stable due to the regulated nature of the distribution business, while the margins in our generation business are typically larger but less stable, since they are not substantially market regulated.

Sales to Final Customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 50.7%of the volume of electricity we made available in 2020, and accounted for 68.7%of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.

•	In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision that has been approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•	In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff readjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred, and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•	In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred and included as a financial component in the 2015 annual readjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
•	In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s Average Tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.
•	In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to Final Customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.
•	In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.
•	In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive consumers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Copel’s retail tariff was reduced by an average of 11.8% during April 2017, and in May 2017, the tariff was close to its previous value, retaining an average discount of 1.27% until June 2017.

•	In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.
•	In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.
•	In June 2019, ANEEL approved the annual readjustment of our Tariffs, increasing them on average by 8.57%, with -1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our consumers was an increase by 3.41%.
•	In June 2020, ANEEL approved the annual readjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an aim to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff readjustment in the amount of R$536 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (CVA), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.

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

•	We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2020, our electricity purchases from Itaipu amounted to R$1,766.0 million;
•	Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Concessions—Auctions in the Regulated Market”.

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

The Company and the State of Paraná formalized the above-mentioned amendment on October 31, 2017, after the consent from the Brazilian Department of Treasury. The State of Paraná complied with the agreed terms of such amendment and made monthly interest payments until December 2018. As of December 31, 2020, the outstanding balance of the CRC Account was R$1,392.6 million.

As of January 1, 2021, there were 52 monthly installments left. For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations

The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of our intangible and financial assets, under the caption “special obligations”, and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against intangible and financial assets. The amount we recorded as special obligations as of December 31, 2020 was R$2,750.1 million as a reduction of intangible assets and R$29.8million as a reduction of contract assets.

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

The discussion below addresse only those estimates that we consider    most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see Note 3.4 to our audited consolidated financial statements included herein for a more detailed discussion of the application of these and other accounting policies.

Basis of consolidation

Investments in joint ventures and associations are recognized in the consolidated financial statements based on the equity method and the financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by us until the date such control ceases. Noncontrolling interests are presented in equity, separately from the equity attributable to our shareholders. When required, for calculation of equity in earnings, the investees' financial statements are adjusted to align their policies with our accounting policies.

The analysis of the acquisition of new equity interests is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase and the values of the business combination are recorded using estimates mainly in the definition of the fair value of the acquired equity interest. Transactions between companies under common control do not constitute a business combination. There was no relevant business combination this year.

Financial Instruments

Financial instruments are recognized immediately when the obligation or right arises, at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market. Please see Notes 4.2 and 35 to our audited consolidated financial statements for more detail about our financial instruments.

Net Sectorial Financial Assets and Liabilities

The amendment to our distribution concession agreement, executed on 2014, provides that, in the event of termination of the concession for any reason, the residual values of Portion A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values. Therefore, we recognize sectorial financial assets and liabilities, considering that the contract protects the concessionaire's right or obligation with the Granting Authority regarding these assets and liabilities.

The balances of the net sectorial financial assets and liabilities, evaluated based on the Company's estimates, comprise: a) Portion A Variation Compensation Account - CVA, which records the variation between estimated and actual energy purchase and transmission costs and sector charges, and b) financial items, which correspond to energy over-contracting, neutrality of charges and other rights and obligations included in the tariff. The final values, included in the tariff, are defined by Aneel. During the year this group of accounts had an impact due to the effects of the Covid Account, as presented in Notes 1 (a) and 9 of our consolidated financial statements.

Accounting for Concession Arrangements – Accounts receivable related to the concession, Contract Assets, Intangible Assets and Accounts payable related to the concession

       We account for our concession contracts segregated in: Accounts receivable related to the concession, Contract Assets and Intangible Assets, as presented in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements. In addition, accounts payable related to the concession are recorded, as presented in Note 4.6 to our audited consolidated financial statements. Estimates and judgments in the valuation of these items are relevant and may cause significant impacts, in view of the representativeness of these balances in our consolidated financial statements.

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

Concession of electric power transmission

The portion that we recognize as a contract asset represents the balance of the public electricity transmission service contracts signed with the granting authority to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points. During the term of the agreement, we receive, subject to performance, a remuneration denominated Annual Revenue Allowance (RAP) that amortizes the investments made in the construction of the infrastructure and covers the costs of operation and maintenance incurred. After the start of the commercial operation and to the extent that the operation and maintenance service - O&M is provided, the portion of RAP referring to O&M revenue is recognized in profit or loss at fair value, on a monthly basis, and billed together with the revenue part recognized in the construction phase, referring to the remuneration of the built-up assets. This amount billed after complying with the O&M performance is reclassified to the financial asset under Customers until its effective receipt. The revenue in the construction phase is estimated at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient profit to cover the costs of managing and monitoring the work. The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received in the operational stage, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of the construction revenue and its financial remuneration. We recognize gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year. Upon expiration of the concession, if there is a remaining balance not yet received related to the construction of the infrastructure, it will be received directly from the granting authority, as provided in the concession agreement, as compensation for the investments made and not recovered through RAP.

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

In intangible assets, we record the onerous concession contract for the generation of electric energy, which corresponds to the acquisition of the right to exploit the hydroelectric power generation potential whose contract provides for payments to the Brazilian government as Use of Public Property - UBP. During the construction of the project, we recognize the amount at the present value of the future cash outflows during the period of validity of the concession agreement. On the date of commencement of the commercial operation of the enterprise, the amount presented is fixed and amortized during the concession period.

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

The portion that we recognize as a contract asset comprises the works in progress for the distribution of piped gas which will be transferred to the intangible asset upon its entry into operation and to the extent that the right (authorization) to receive the users is received and the portion that we recognize as an intangible asset corresponds to the users' right to charge for the gas supply. We initially valued this asset at acquisition cost, including interest and other capitalized financial charges. We apply the linear depreciation method based on the estimated useful life of each asset, considering the standard of economic benefit generated by the intangible assets.

Accounts payable related to the concession

We record the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession and, from the on, we remeasure the liability using the effective interest rate and reduced by contractual payments.

Inventories (including property, plant and equipment and contract assets)

We recognize materials and supplies in inventory, classified under current assets, and those assigned for investments, classified under property, plant and equipment, and contract assets, at their average acquisition cost and the amounts do not exceed their net realizable value. We have no impairment recorded in the inventory.

Property, Plant and Equipment

We have adopted the deemed cost methodology to determine the fair value of Copel Geração e Transmissão’s property, plant and equipment, specifically for the generation business as of the date of transition of our financial statements to IFRS (January 1, 2009). These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession’s infrastructure, limited to the term of said concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of each reporting date, and the effect of any changes in estimates is recorded prospectively, which may have a material impact.to our consolidated financial statements, considering the representativeness of the balance of Property, Plant and Equipment in the total assets of the Company. The assumptions and estimates of impairment of these assets are dealt with in the next item.

Impairment of Assets

Financial assets

Our provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

We estimate the expected credit losses in amounts deemed sufficient to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely. We account for the balance of expected credit losses based on the credit risk analysis, taking into account specific payment history criteria, recovery actions for credit recovery and the relevance of the amount due in the receivables portfolio. See Notes 4.10.1 and 7.3 to our consolidated financial statements for further details. During this year, this account had impacts due to the coronavirus pandemic, as described in note 1 (a) of our consolidated financial statements.

Non-financial assets

Non-financial assets, primarily property, plants and equipment assets, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/ amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about the demand for our products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Please see Notes 4.10.2 and 17.5 to our audited consolidated financial statements for more detail.

Provisions

Our subsidiaries and we are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and environmental claims.

Provisions are recognized when, and only when: (i) the Company has a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount to settle the obligation. By their nature, risks will only be resolved when a future event or events occur or fail to occur. Typically, such events will occur a number of years in the future. The evaluation of these risks is performed by our internal and external legal counsel. Accounting for risks requires significant judgment by management concerning the estimated probabilities, including classification as probable or possible losses and ranges of exposure to potential liability. Management’s assessment of our exposure to risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. For more information, see Note 29 to our audited consolidated financial statements.

Revenue Recognition

Revenue from contracts with customers is measured based on the consideration that we expect to receive in a contract with the customer, net of any variable consideration. We recognize revenues when we transfer control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. We record unbilled revenue, by estimate, when there is no information on the effective revenue incurred.

Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts, when it is probable that future economic benefits will flow to us and its amount can be reliably measured.

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized using the percentage of completion method.

Significant changes in the assumptions used for valuing revenue may have a material impact on the Company's results. Additional information is contained in Notes 4.12 and 4.13 to our audited consolidated financial statements.

Construction revenues and costs

We recognize construction revenues and construction costs for construction activities we perform in connection with our distribution and transmission concessions. Our distribution business outsources power distribution infrastructure construction and recognize construction costs and revenues in roughly the same amounts. In contrast, since our transmission business performs much of our transmission infrastructure construction, we recognize construction revenue in amounts that exceed construction costs, resulting in a margin that is calculated based on a methodology that takes into account business risk. Changes in the assumptions to define the construction margin may cause impacts to the consolidated financial statements.

Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE

We record power purchase and sale transactions in CCEE on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences Settlement Prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by our Management.

Derivative Financial Instruments

We negotiate energy purchase and sale operations and part of our contracts are classified as derivative financial instruments measured at fair value through profit or loss. We recognize in the income for the period unrealized net gains or losses arising from the mark-to-market of these contracts, based on the difference between contracted and market prices.

In addition, we enter into non-deliverable forward contracts, which aim exclusively at providing hedge against exchange rate risks associated with cash flows from capital contributions to subsidiaries, when they reflect foreign-currency denominated purchases of projected equipment. They are measured at their fair value, with changes recorded in the statement of income for the year. The fair value is calculated based on the information of each contracted operation and the respective market information on the closing dates of the financial statements.

Changes in the energy futures price curve and and foreign currency, as well changes in the assumptions for calculating the fair value of these derivatives may have a material impact to the Company’s results. For more information, see Notes 35.2.3 (b) and 35.2.12 to our audited consolidated financial statements.

Taxes

We record Income Tax and Social Contribution and other taxes recoverable and other tax obligations based on applicable law, as described in Note 4.16 to our audited consolidated financial statements.

       We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using prevailing rates. We regularly review our deferred tax assets for recoverability based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to derecognize all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Additional information is contained in Notes 4.16.2 and 13.1 to our consolidated financial statements.

Post-employment benefits

We sponsor a (i) defined-benefit pension plan and a (ii) variable contribution pension plan covering substantially all of our employees. We have also established a health care plan for current and retired employees. We determine our obligations for these plans based on calculations performed by independent actuaries using assumptions that we provide about interest rates, investment returns, rates of inflation, mortality rates and future employment levels (see the assumptions and other information about de actuarial valuation in Note 23.5 of our consolidated financial statements). These assumptions directly affect our post-employment benefits liability and any changes may have a significant impact, considering the relevance of the Post-employment benefits amounts in the Company's liabilities.

Leases

We recognize leases at present value as a right-of-use asset and lease liability and, from the initial registration, we record the amortization of the asset and interest on the liability for separately in profit or loss. We use judgments in adopting exemptions from recognition provided for short-term leases (lease term of up to 12 months) and leases of low value assets, so that we record these contracts as operating costs or operating expenses on a straight-line basis during the term of the contract. To estimate the interest rate, we consider the cost of the last fundraising carried out via debentures, disregarding incentivized or subsidized funding. For more information, see Notes 4.18 and 27 to our consolidated financial statements.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Electricity Sales
Sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers(2)	233.19	284.03	292.71
Residential customers	744.34	789.75	745.77
Commercial customers	686.18	743.25	711.64
Rural customers	474.13	465.30	408.71
Other customers(3)	557.91	582.91	551.84
All customers(2)	512.52	561.27	537.51
Volume (GWh):
Industrial customers(2)	9,623	9,000	8,641
Residential customers	7,910	7,499	7,238
Commercial customers	4,852	5,238	4,979
Rural customers	2,451	2,361	2,288
Other customers(3)	2,333	2,546	2,481
All customers(2)	27,169	26,644	25,627
Total revenues from sales to Final Customers (millions of R$)	13,925	14,954	13,775
Sales to distributors(4)
Average price (R$/MWh)(1)	258,34	213,57	241,62
Volume (GWh) (5)	16,765	15,456	12,979
Total revenues (millions of R$)	4,331	3,301	3,136
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(6)	321.23	237.4	222.18
Volume (GWh)	5,498	5,533	5,726
Percentage of total Itaipu production purchased	9.2	8.7	7.1
Total cost (millions of R$)(7)	1,766.1	1,316.5	1,272.2
Purchases from Angra
Average cost (R$/MWh)	277,69	253,58	248.07
Volume (GWh)	0,968	0,978	1,009
Total cost (millions of R$)(7)	268.8	248.0	250.3
Purchases from CCGF
Average cost (R$/MWh)	109.18	102.28	90.92
Volume (GWh)	6,136	6,274	6,520
Total cost (millions of R$)(7)	669.9	641.7	592.8
Purchases from others(4)
Average cost (R$/MWh)	213.77	185.27	237.41
Volume (GWh)	19,295	21,045	17,884
Total cost (millions of R$)(7)	4,125	3,899	4,246

___________________

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

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

The following table summarizes our results of operations for the years ended December 31, 2020, 2019 and 2018.

Our consolidated financial statements present our revenue at net value    and our operating costs of sales and services provided by function. However, in accordance with IFRS, Note 31 and 32 of our audited consolidated financial statements presents this information according to the nature of the revenue, operating cost or expense. For ease of understanding, the analysis below reflects the information presented by nature.

We highlight that, with the Copel Telecom divestment process approved during the year 2020, we classified the results of this subsidiary as discontinued operations and, for comparability, we restated the balances for 2019 and 2018. Additional information on the divestment process and about the amounts considered as a discontinued operation can be found in Note 40 to our consolidated financial statements.

Besides, in 2020, the economy and our business were affected by COVID-19. Therefore, there was a reduction in electric energy demand in the regulated market, which was affected more intensely in the industrial and commercial consumption classes in the Distribution Company. However, the residential class registered a growth of 5.5% in   the year, mainly influenced by measures of social distancing and isolation.

The effects of the pandemic impacted the expected credit losses at Copel, especially in the first semester, due to imposed restrictions, such as the prohibition to cut the energy supply from those defaulter customers. On the other hand, in the second semester, there were lower impacts, due to less restrictions, the recovery of economic activity and the possibility of cutting the energy supply from non-paying customers.

Economic effects of the pandemic on the assumptions of the Company's relevant non-financial assets were individually assessed and concluded, by Management, that it was necessary to adjust the impairment value for some assets. The most significant adjustment occurred at UEG Araucária, considering that its cash flow estimates are affected by the decrease in energy demand in the country, whereas on the other projects there were impairment reversals.

But, despite of the impacts of energy consumption, credit losses and impairmnets, the results of our operation were not materially affected. Further information in Notes 1(a) of our consolidated financial statements,

	Year ended December 31,
	2020	2019 restated	2018 restated
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers:	9,524.9	10,481.7	10,104.0
Residential	3,098.9	3,336.4	3,175.3
Industrial	970.6	1,276.1	1,419.2
Commercial, services and other activities	1,701.2	2,179.5	2,136.1
Rural	613.4	631.5	572.3
Other classes	3,140.7	3,058.2	2,801.1
Electricity sales to distributors	4,331.0	3,301.3	3,136.2
Use of main distribution and transmission grid	8,780.6	8,271.0	6,867.3
Residential	2,788.7	2,585.9	2,222.6
Industrial	1,273.3	1,280.2	1,110.1
Commercial, services and other activities	1,628.1	1,713.6	1,407.2

Rural	548.7	467.0	362.8
Other classes	582.3	597.9	511.5
Free consumers	1,164.0	1,052.5	795.1
Concessionaires and generators	61.7	62.4	80.3
Operating and maintenance income - O&M and interest income	733.7	511.4	377.7
Construction revenues	1,414.1	1,132.9	1,097.3
Revenues from telecommunications	-	-	-
Distribution of piped gas	679.3	1,003.8	753.2
Sectorial financial assets and liabilities result	746.1	25.1	985.3
Other operating revenues	406.5	438.9	199.8
Fair value of assets from the indemnity for the concession	57.3	36.6	47.5
(-) Revenue deductions	(7,306.5)	(8,822.1)	(8,640.3)
	18,633.2	15,869.2	14,550.5
Cost of sales and services provided:
Electricity purchased for resale	(6,829.5)	(6,105.3)	(6,361.2)
Charge of main distribution and transmission grid	(1,525.6)	(1,249.3)	(1,176.8)
Personnel and management	(1,601.9)	(1,325.4)	(1,357.8)
Pension and healthcare plans	(228.6)	(238.3)	(243.8)
Material and supplies	(72.7)	(80.2)	(80.0)
Materials and supplies for power electricity	(404.5)	(49.4)	(19.7)
Natural gas and supplies for gas business	(354.7)	(585.2)	(412.6)
Third-party services	(558.0)	(526.0)	(481.1)
Depreciation and amortization	(1,009.9)	(950.7)	(696.3)
Accruals and provisions	(237.3)	(260.1)	(281.1)
Construction cost	(1,417.5)	(1,091.4)	(1,052.2)
Other costs and expenses	(333.3)	(212.5)	(272.6)
	(14,573.5)	(12,673.7)	(12,435.1)
Equity in earnings of associates and joint ventures	193.5	106.8	135.9
Financial results	866.3	(455.4)	(413.1)
Profit before income tax and social contribution	5,119.5	2,846.9	1,838.0
Income tax and social contribution on profit	(1,285.4)	(675.6)	(471.2)
Net income from continuing operations	3,834.2	2,171.3	1,366.9
Net income (loss) from discontinued operations	75.6	(108.4)	77.1
Net income for the year	3,909.7	2,062.9	1,444.0
Net income attributable to controlling shareholders	3,904.2	1,989.9	1,407.1
Net income attributable to non-controlling interest	5.5	72.9	36.9
Other comprehensive income	(179.2)	123.2	38.4
Comprehensive income	3,730.6	1,939.7	1,405.6
Comprehensive income attributable to controlling shareholders	3,725.2	1,862.5	1,368.5
Comprehensive income attributable to non-controlling interest	5.3	77.2	37.0

Results of Operations for 2020 Compared with 2019

Operating Revenues

Our consolidated net operating revenues increased by 17.4% or R$2,764.0 million in 2020 compared to 2019. This result reflected, mainly, an increase of R$1,029.7 million in electricity sales to distributors and of R$721.0 million in sectorial financial assets and liabilities, partially offset by a decrease of R$956.8 million in electricity sales to Final Customers. In addition, there was an increase in the amount of recovery of Pis/Pasep and Cofins on ICMS, recorded within the revenue deductions. Below are the main reasons for variations in revenue accounts:

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 9.1%, or R$956.8 million, , mainly due to a decrease of the average price per kilowatt hour sold to the final customers by Copel Distribuição and the effects of the economic downturn caused by the coronavirus pandemic, as follows:

•	The revenue from electricity sold to residential customers decreased R$237.5 million in 2020 compared to 2019, also considering a reduction of 5.75% on the average price (R$/MWh) of the electricity sold during the same period, despite the increased volume compared to 2019.
•	The revenue from electricity sold to industrial customers decreased by 23.9%, or R$305.5 million, in 2020 compared to 2019, considering a reduction of 17.9% on the average price (R$/MWh)) and a decrease in volume (GWh) of electricity sold during the same period.
•	The revenue from electricity sold to commercial customers decreased by 21.9%, or R$478.3 million, in 2020 compared to 2019, considering a reduction of 7.7% on the average price (R$/MWh) and a decrease in volume (GWh) of electricity sold during the same period.
•	The revenue from electricity sold to rural customers decreased by 2.9%, or R$18.1 million, in 2020 compared to 2019. This decrease is mainly due to the reduction of consumers compared to 2019 and agribusiness performance in the State of Paraná during the COVID-19 pandemic.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 31.2%, or R$1,029.7 million. This increase was mainly due to the increase in our revenues from energy sold through bilateral contracts by Copel Mercado Livre and contracts in the regulated environment, reflection of the TPP Araucária dispatch, which had not operated in 2019.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 6.2%, or R$509.6 million, mainly due the positive result of the periodic tariff review of the transmission contract 060/2001, the increase in remuneration on transmission assets, due to the growth of the IGPM / IPCA indexers, the growth in the grid market and the tariff readjustment of Copel Distribuição which corresponded to the Average Tariff effect being 1.13% for consumers connected in high voltage and 0.05% for consumers connected in low voltage. Besides that, there was an increase of 2.6% on the number of consumers compared to 2019.

Construction revenues. Our revenues from construction increased by 24.8%, or R$281.2 million, mainly due an intensification of construction efforts and improvement of the infrastructure of the distribution businesses.

Fair value of assets from the indemnity for the concession. The fair value of the assets from the indemnity for the concession increased by 56.6%, or R$20.7 million, mainly due to higher variation in the distribution concession agreement’s assets fair value.

Distribution of Piped Gas. Revenues from the distribution of piped gas decreased by 32.3%, or R$324.5 million, considering the impacts by the reduction in gas volume due to the Covid-19 pandemic, mainly in the industrial, commercial and vehicular segments.

Sectorial Financial Assets and Liabilities.. Increased by 2,877.4%, or R$721.0 million due to the higher value of net assets constituted in 2020, mainly due to the purchasing energy and charges for use of the network costs being higher than those considered in the calculation of the electricity tariff approved by Aneel for the annual tariff cycle ending in June 2021.

Other Operating Revenues. Other operating revenues decreased by 7.4%, or R$32.4 million, mainly reflecting the recognition of the fair value of the portfolio of energy purchase and sale contracts of Copel Mercado Livre referring to the variation of the contracted price in relation to the market price in an amount lower than that recorded in 2019.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 15.0% or R$1,899.8 million. The main factors leading to such increase in our cost of sales and services provided are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale increased by 11.8%, or R$724.2 million, mainly due to an increase in the purchase of Energy in the Regulated Environment – CCEAR of energy from Itaipu Binacional by Copel Distribuição and from bilateral contracts to face the higher volume of energy sold on the free market in the period by Copel Mercado Livre.
•	Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 22.1%, or R$276.3 million mainly as a result of the increase in tariffs and charges for transmission infrastructure made available from 2020, in addition to the effect of the variation in costs related to dispatching thermal plants, with an impact on system service fees – ESS and increase in charges for the use of the system and in the reserve energy charge - EER, partially offset by the reduction in Itaipu's transportation charges.
•	Personnel and administrative expenses increased by 20.8%, or R$276.5 million, reflecting the increase in provision for performance and profit sharing and the salary readjustment in October 2020, higher than in 2019, partially offset by the reduction in the number of employees and cost reduction policy.
•	Material and Supplies for Power Electricity increased 719.6% or R$355.1 million as a result of Araucaria TPP dispatch in 2020.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased 39.4%, or R$230.5 million, mainly due to lower acquisition volume for resale.
•	Third-Party Services. Expenses related to third party services increased by 6.1%, or R$32.0 million, , mainly due to increase in maintenance of the electrical system in Copel Distribuição, consulting and auditing and customer service.
•	Depreciation and Amortization. Depreciation and amortization increased by 6.2%, or R$59.2 million, as a result of the start of commercial operations during 2019 of the Colíder, Cutia and Baixo Iguaçu plants. In 2020, all plants depreciated a full year of use compared to prior period.
•	Accruals and Provisions. Accrual and provisions decreased by 8.8%, or R$22.8 million, mainly due a decrease of R$ 93.6 million in provisions for litigations, partially offset by an increase of R$ 72.6 million referred to generation segment impairment.
•	Construction Cost. Costs related to construction increased by 29.9%, or R$326.1 million, reflecting the investments made in the transmission, energy distribution and piped gas infrastructure.
•	Other Costs and Expenses.Other costs and expenses increased 56.8%, or R$120.8 million, mainly due to the repeal of the state law and, consequently, the registration of the water rate reversal in 2019, which is not recurring in 2020.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$193.5 million in 2020, an increase of 81.2%, compared to R$106.8 million in 2019. This variation is a result of an increase by 111.7% in equity earnings of joint ventures, mainly Mata de Santa Genebra, offset by a decrease of 21.4% in equity earnings of associates, mainly Foz do Chopim.

Financial Results

We recognized an increase of financial gains of 290.2%, or R$1,321.7 million mainly due to: (i) increase of R$906.1 million of recognition of tax credit; (ii) increase of R$149.2 million of interest and monetary variation of CRC transfer; (iii) increase of R$ 56.4 million of arrears charges on bills; and, (iv) decrease of R$246.3 of monetary and exchange variation and debt charges.

Income Tax and Social Contribution Expenses

In 2020, our income tax and social contribution expenses was R$1,285.4 million, reflecting an effective tax rate of 25.1% in our pretax income, compared to R$675.6 million and an effective tax rate of 23.7% in our pretax profit in 2019.

Net income (loss) from discontinued operations

Due to the ongoing divestment process, as described in Note 40 to our Consolidated Financial Statements, the results of Copel Telecom operations were classified as discontinued operations. The R$183.9 increase in the results of discontinued operations is due to the fact that, in 2019, there was a process of revision of Copel Telecom's property, plant and equipament assets that resulted in significant amounts of impairment and write-offs recorded that year, not recurring in 2020.

Results of Operations for 2019 Compared with 2018

Operating Revenues

Our consolidated operating revenues increased by 9.1% or R$1,318.8 million in 2019 compared to 2018. This result reflected, mainly, an increase of R$1,403.7 million in the use of our main transmission grid, of R$377.7 million in electricity sales to Final Customers; of R$250.6 million in the distribution of piped gas; and of R$165.1 million in electricity sales to distributors, partially offset by a reduction of R$960.3 million in sectorial financial assets and liabilities. Below are the main reasons for variations in revenue accounts.

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 3.7%, or R$377.7 million, mainly due to an increase of 3.96% of total power consumption of our Final Customers mainly in Copel Distribuição, from 25,627 GWh in 2018 to 26,644 GWh in 2019, as follows:

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

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 5.3%, or R$165.1 million, mainly due to the increase in our revenues from electricity sold in regulated contracts, which increased by 121.8%, or R$469.1 million, to R$854.2 million in 2019 compared to R$385.1 million in 2018.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 20.4%, or R$1,403.8 million, mainly due the 3.3% growth in the grid market and the tariff readjustment of Copel Distribuição (with an increase of 16.42% and 11.63% in TUSD as of June 24, 2018 and June 24, 2019, respectively), and the entry into operation of new transmission assets that increased.

Construction revenues. Our revenues construction increased by 3.2%, or R$35.6 million, mainly due to the intensification of construction efforts in 2019 with the objective of improving our distribution and transmission infrastructure.

Fair value of assets from the indemnity for the concession. The fair value of the assets from the indemnity for the concession decreased by 22.9%, or R$10.9 million, mainly due to lower variation in the distribution concession agreement’s assets.

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 33.2%, or R$250.6 million, due to the tariff adjustment and improvement in the gas market.

Sectorial Financial Assets and Liabilities. Sectoral financial assets and liabilities decreased by 97.4%, or R$960.2 million, mainly due to the amortization of the amounts considered in the electricity sales to Final Customers after the Copel Distribuição’s tariff adjustment in June 2018 and the lower variation of balances created for the adjustment applied as of June 2019.

Other Operating Revenues. Other operating revenues increased by 119.7%, or R$239.1 million, mainly due to fair value in the purchases and sale of power revenues, and higher revenues from leases and rents.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 1.9% or R$238.5 million. The main factors leading to such increase in our cost of sales and services provided are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 4%, or R$255.9 million, mainly due to a decrease in the cost of "electricity purchased for resale", due to the higher average settlement price (PLD).
•	Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 6.2%, or R$72.5 million, mainly as a result of the increase in tariffs and charges for transmission infrastructure made available for new generation projects from 2019, in addition to the effect of the variation in costs related to dispatching thermal plants, with an impact on system service fees - ESS.
•	Personnel and Management. Expenses decreased by 2.4%, or R$32.4 million, mainly due the decrease in costs reflects on employee reduction occurred in 2019, despite the increase in the provision for profit sharing (PLR) due to the improvement in our results.
•	Material and Supplies for Power Electricity. These expenses increased 150.1% or R$29.7 million, mainly as a result of the completion of Araucária TPP in 2019.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 41.8%, or R$172.6 million, mainly due to growth in the market of Compagas and exchange variation.
•	Third-Party Services. Expenses increased by 9.3%, or R$44.9 million due to the variation of maintenance value of the electric system, communication, data processing and transmission and advisory and auditing services.
•	Depreciation and Amortization. Increased by 36.5%, or R$254.4 million, mainly due the costs with depreciation and amortization resulting from the start of commercial operation in 2019 at the Colíder, Cutia and Baixo Iguaçu plants.
•	Accruals and Provisions. Decreased by 7.5%, or R$21.1 million, mainly due to a reversal of generation segment impairment, partially offset by an increase in expected credit losses.
•	Construction Cost. Increased by 3.7%, or R$39.2 million, mainly reflecting investments in transmission, distribution and Compagas assets.
•	Other Costs and Expenses. Decreased 22.1%, or R$60.1 million, mainly due to lower losses in the decommissioning and disposal of assets in Copel Distribuição.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$106.8 million in 2019, a decrease of 21.4%, compared to R$135.9 million in 2018, mainly due to a decrease in the profits of our associate entities and joint ventures.

 Financial Results

We recognized an increase of financial losses of 10.2%, or R$42.2 million, mainly due a decrease by 8.5% in financial revenues (monetary variation on CRC onlendings, recognition of tax credits and other financial income).

Income Tax and Social Contribution Expenses

In 2019, our income tax and social contribution expenses was R$675.6 million, reflecting an effective tax rate of 23.7% in our pretax income, compared to R$471.2 million and an effective tax rate of 525.6% in our pretax profit in 2018.

Net income (loss) from discontinued operations

Due to the ongoing divestment process, as described in Note 40 to our Consolidated Financial Statements, the results of Copel Telecom operations were classified as discontinued operations. The R$185.5 decrease in the results of discontinued operations is due, mainly, to the process of revision of Copel Telecom's property, plant and equipament assets that resulted in significant amounts of impairment and write-offs recorded in 2019

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.

We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with own resources, arising from retained earnings and cash generation from our operations and third party resources (BNDES, Other Financial Institutions and Capital Markets). However, the expectation of the economic impacts resulting from the shutdown caused by the outbreak of the coronavirus (COVID-19), with subsequent effects on Copel's operations, may affect Company's financial results. In December 2020, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.2x (1.5x in 2019) with a cash balance, equivalent to cash and marketable securities of R$ 3,545.9 million (R$3,223.8 million in 2019 and R$ 2,292.7 million in 2018).

With respect to long term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including Net Debt/ EBITDA and minimum cash balance with the intention to preserve the liquidity and improve the capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity or if conditions are favorable.5

All of our future liquidity conditions rely on a series of scenarios and may be adversely affected depending on market and other conditions. Actual liquidity may differ significantly for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information―Risk Factors”.

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.7F

We monitors our financial liquidity continuously and, for that that purpose, we consider (i) on the external side, the possibility of raising funds and the prospect of preserving cash through the assistance of structural measures by the Brazilian government and other Sectoral Institutions, and (b) on the internal side, taking the necessary actions in our operations by reducing expenses or postponing investments in order to guarantee the timely fulfillment of financial obligations. Accordingly, we expect to preserve the working capital required for our operations throughout the period.

In addition to working capital, our other principal uses of cash are capital expenditures, dividend payments and debt servicing. Capital expenditures were R$1,904.7 million in 2020 and R$2,055.6 million in 2019. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

	Year ended December 31,
	2020	2019	2018
	(R$ million)
Generation and transmission¹	431.9	691.9	1,423.1
Distribution	1,279.6	919.9	696.0
Telecom	103.4	146.3	309.4
Investment of associates and joint ventures	72.4	267.5	87.5
Araucária Thermoelectric Plant	0.4	0.4	2.8
Compagas	15.2	17.6	15.6
Elejor	0.2	0.2	2.7
Others	1.6	11.8	53
Total	1,904.7	2,055.6	2,590.8

___________________

¹ Considers investment in projects held 100% by Copel GeT.

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2021 is R$1,902.7 million, of which:

•	R$320.0 million are for generation and transmission;
•	R$1,217.6 million are for our distribution business;
•	R$50.0 million are for our telecommunication business;
•	R$292.2 million for the construction of the Cutia Wind Farm Complex and Jandaíra Wind Farm Complex; and
•	R$22.9 million are for other investments.

Our following subsidiaries also budgeted their own capital expenditures for 2021, as described as follows:

•	Compagas: R$18.8 million;
•	Araucária: R$1.2 million; and
•	Elejor: R$18.3 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2020 was our operating activities. Net cash used by financing activities was R$1,791.5 million in 2020, compared with R$288.0 million in 2019. . Net cash provided by operating activities was R$3,940.8 million in 2020, compared with R$2,945.0 million in 2019 and R$1,771.0 in 2018. The increase is mainly explained by the fully operation of new power plants, as HPP Colider and Cutia Wind Farm, which started up their operation during 2019, the adjustments in transmission and distribution tariffs, the start up of new transmission assets and cost savings measures. In 2020, we also received the proceeds from the Covid Account in the Distribution Company. In 2021, we expect to finance our liquidity and capital requirements primarily with own Resources, arising from retained earnings and cash generation from our operations and Third Party Resources (BNDES, Other Financial Institutions and Capital Markets).

Long-term debt have generally been used to finance our major capital expenditure projects, or capital expenditures acquisition financing programs offered by Federal Development Bank, as BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.

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

Our total outstanding loans and financing (including debentures) as of December 31, 2020 totaled R$9,946.0 million. Approximately R$140.3 million of the total debt outstanding as of December 31, 2020 was denominated in U.S. dollars. For more information on the terms of these loans and financingsincluding reference to their specific maturity dates and interest rate structure, see Notes 21 and 22 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	We have R$640.1 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•	In October 2015, Copel Telecom issued R$160.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.9633% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate balance of R$193.8 million of outstanding debt under these debentures;
•	In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2020, we had an aggregate balance of R$240.1 million of outstanding debt under these debentures;
•	In April 2016, Compagas privately issued R$33.6 million in simple non-convertible debentures, single series, with floating charge, with an interest rate equal to TJLP index + 2.17% per year, with a five-year maturity and payment of interest on a quarterly basis. As of December 31, 2020, we had an aggregate balance of R$5.8 million of outstanding debt under these debentures;
•	In July 2017, Copel Telecom issued R$220.0 million in five-year simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.4329% per year, a five-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$257.1 million under these debentures;
•	In October 2017, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$502.3million under these debentures;
•	In October 2017, Copel GeT issued R$1.0 billion in simple non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$669.8 million under these debentures;

•	In January 2018, Copel Holding issued R$600.0 million in simple, non-convertible debentures, with an interest rate of 119% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$303.1 million under these debentures;
•	In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$1,010.6 million under these debentures;
•	In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$322.1 million under these debentures;
•	In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$1,011.7 million under these debentures;
•	In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$353.1 million under these debentures;
•	In May 2019, Copel Telecom issued R$210 million in simple, non-convertible debentures, with an interest rate of 117% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$210.5 million under these debentures;
•	In June 2019, Copel Holding issued R$500 million in simple, non-convertible debentures, with an interest rate of 106% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$500.4 million under these debentures;
•	In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$1,023.1 million under these debentures;
•	In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1,45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2020, we had an aggregate outstanding balance of R$880.8 million under these debentures; and
•	In December 2019, Compagas privately issued R$43 million in simple non-convertible debentures, single series, with an interest rate equal to CDI index + 0.88% per year, with a two-year maturity and payment of interest on a monthly basis. As of December 31, 2020, we had an aggregate balance of R$14.4 million of outstanding debt under these debentures.

BNDES

•	In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million, maturing in October 2031. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2020, the aggregate outstanding balance of these two contracts totaled R$758.2 million;

•	BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2020, we had an aggregate of R$167.8 million in outstanding debt with BNDES and Banco do Brasil under this facility;
•	In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2020, we had an aggregate of R$17.7 million in outstanding debt under this financing contract;
•	In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2020, we had an aggregate of R$195.1 million in outstanding debt under this financing contract;
•	In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2020, we had an aggregate balance of R$41.4million of outstanding debt under this financing contract;
•	In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2020, we had an aggregate outstanding balance of R$32.3 million under this financing contract;
•	In June 2015, we entered into a financing contract with BNDES in the total value of R$124.0 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2020, we had an aggregate balance of R$86.8 million of outstanding debt under this financing contract;
•	In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2020, we had an aggregate balance of R$32.4 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2020, we had an aggregate balance of R$184.1 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2020, we had an aggregate balance of R$588.2 million of outstanding debt under this financing contract.
•	In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.

•	Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2020 of R$29.6 million.
•	Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2020 of R$19.2 million.
•	In June 2020, we entered into a financing contract with BNDES in the total value of R$432.1 million for the implementing of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2020, we had an aggregate balance of R$269.1 million of outstanding debt under this financing contract.
•	On December 8, 2020, BNDES announced the selection of investment bank Banco BTG Pactual SA to coordinate a secondary offering of its holdings in our share capital. There is no contractual or regulatory condition linking the BNDES Secondary Offering to the Conversion Offers described in “Item 4. Information on the Company – Recent Developments”.

CAIXA ECONÔMICA FEDERAL (CEF)

•	We have R$11.5 million in outstanding debt related to government programs to finance distribution projects; and
•	Copel Distribuição entered into an agreement in 2016, in the amount of R$1.2 million, for the purchase of machinery and/or equipment and also computer and automation goods. It has a balance on December 31, 2020 of R$0.2 million.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”.

In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 37 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$132,879 million on December 31,2020. These commitments are expected to be settled as follows: R$6,444 million in less than a year, R$26,117 million from one to 5 years and R$ 100,318 million after 5 years.

In Note 35.2.2 to our consolidated financial statements we present the expected values for settlement of contractual obligations undiscounted in each time range. Our projections are based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Brazilian Central Bank's Focus Report.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which may be composed of up to nine (9) members and is currently composed of nine (9) members; and
•	a Board of Executive Officers, which is currently composed of seven (7) members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected up to another three consecutive terms. Among the current nine members of the Board of Directors:

•	six were elected by the controlling shareholders;
•	one was elected by minority shareholders (holding voting shares);
•	one was elected by minority shareholders (holding outstanding non-voting shares); and
•	one was elected by our employees.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove at least one member of the Board of Directors, in a separate election, without the participation of the controlling shareholder, if such minority shareholders hold (i) at least 15% of our voting shares or (ii) at least 10% of the company’s outstanding non-voting shares. Minority shareholders holding at least 10% of our voting shares are entitled to request that a multiple voting procedure be adopted, a proceeding that grants each voting share as many votes as there are members of the Board of Directors and the right for all the voting shareholders to vote for only one candidate or to distribute his votes among several candidates, also in accordance with the Brazilian Corporate Law.

Our bylaws entitle minority shareholders that hold voting shares the right to appoint and remove two members of the Board of Directors, in a separate election, regardless of the voting shares which are held by them as a class, if they haven’t appointed a higher number through a Multiple Vote proceeding in the general shareholders’ meeting. Moreover, our employees are also entitled to appoint and remove one member of the Board of Directors. However, if a multiple vote proceeding is adopted and, also, the minority shareholders appoint members of the Board of Directors through a separate election, the controlling shareholder is entitled to appoint and remove the same number of members appointed and elected by the minority shareholders and employees.

Also according to Brazilian Corporate law, members of our Board of Directors who are elected by the non-controlling shareholders have the right to veto (provided it is duly justified) the appointment of the independent accountant made by the majority of the members of our Board of Directors.

The terms of the current members of the Board of Directors expire in April 29th, 2021. The current members of our Board of Directors are:

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

The following are brief biographies of the current members of our Board of Directors:

Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master's degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor's degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He is currently the Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Previously, he was co-founder (1990), CEO (2001-2009), Chairman (2010-2011) and member of the Board of Directors (2012-2015) at Bematech S.A. He was also a Professor (1989-1994) and coordinator (1991-1994) of the Computer Engineering undergraduate course at Pontifícia Universidade Católica do Paraná.

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

Olga Stankevicius Colpo. Ms. Colpo was born on May 26, 1952. Ms. Colpo received a post-graduate degree from the Executive Program of Singularity University (2018) and, an international executive MBA degree from FIA/USP (2000); she took a specialization course in International Business at Harvard University (1996), a specialization course in Managing Managers at Michigan University (1986); a Continued Education Program in Human Resources Management from Fundação Getúlio Vargas (1984); Ms. Colpo has a Bachelor’s degree in Psychology from Universidade de Mogi das Cruzes - UMC (1975). Ms. Colpo is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. She is also a member of the Board of Directors of Solvi S.A., member of the Board of Directors and Audit Committee at Banco BMG S.A.; member of the Consulting Board of the International Executive MBA at FIA; counselor and member of the Executive Board at Childhood Brasil; Visiting Professor at the International Executive MBA program at FIA/USP; and instructor of the Board of Directors Training Course at IBGC. Previously, she was Chief Executive Officer at Participações Morro Vermelho S.A. (2009-2016); a partner at PwC - PricewaterhouseCoopers (1999-2009); and partner at Coopers & Lybrand (1974-1999).

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

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997), a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994) and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). Mr. Cândido is currently a member of the Board of Directors and of the Statutory Audit Committee of Companhia Paranaense de Energia – Copel, Chief Executive Officer and Founding Partner at MBC Consultoria, member of the Board of Directors of the hotel group Rafain, in the city of Foz do Iguaçu–PR, of Athena Saúde S.A., of Expresso Princesa dos Campos and of AEBEL. Previously, he was a member of the Board of Directors of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá–PR (2015-2019), a professor and researcher at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Chief Executive Officer at Associação Paranaense de Cultura – APC, a parent company of Pontifícia Universidade Católica do Paraná – PUCPR (2005-2012); Chief Executive Officer at Grupo Marista (2012-2013); Chief Executive Officer at Grupo Paysage (2013-2015); member of the Board of Directors at Sistema de Saúde Mãe de Deus, health care provider in the state of Rio Grande do Sul (2014-2015); and member of the Board of Directors at Grupo Positivo (2014-2016).

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

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets fortnightly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s rules of procedure.

According to our bylaws, our Board of Executive Officers consists of six (6) to seven (7) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2021. The current members are as follows:

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

The following are brief biographies of the current members of our Board of Executive Officers:

Daniel Pimentel Slaviero. Mr. Slaviero has been our Chief Executive Officer since January 8, 2019. For biographical information regarding Mr. Slaviero, see “—Board of Directors”.

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

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took a professional development course at Instituto Brasileiro de Governança Corporativa - IBGC (2020 and 2018), at Fundação Dom Cabral (2019), at Duke’s Fuqua School of Business (2010) and at Harvard Business School (2007). He received a post-graduate degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro – Unítalo (1985). Mr. Moura is currently Copel’s Chief Financial and Investor Relations Officer. He is also Chief Financial and Investor Relations Officer of Copel Geração e Transmissão S.A.; Chief Financial Officer of Copel Distribuição S.A.; Chief Financial Officer of Copel Comercialização S.A.; and Chief Financial Officer of Copel Renováveis S.A.. Previously, he was Vice-president and Chief Management, Financial and Investor Relations Officer at Elecrolux for Latin America (2003-2017); Chief Management, Financial and Investor Relations Officer at Electrolux do Brasil (1999-2003); Controller at Electrolux do Brasil (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers)(2013-2015); member of the Board of Directors at CTI (2011-2017); at Eletros (2013-2015); member of the Supervisory Board at Gafisa (2009-2014); member of the Supervisory Board at Tenda (2009-2014); at Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná – FAE (1995); and auditor and consultant at Arthur Andersen (1982-1997).

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

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa holds a post-graduate degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConst. Mr. Barbosa holds a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He is currently Copel’s Chief Legal and Institutional Relations Officer, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A.. Previously he acted as Visiting Professor of Corporative Law for the first graduate studies module at Pontifícia Universidade Católica do Paraná - PUC/PR (2018); Vice President of the Câmara de Arbitragem, Mediação e Conciliação Societária do Brasil - Cambra (1st Brazilian Corporate Chamber of Arbitration, Mediation and Conciliation) (2017-2018); Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association (2011-2016); Member of the Political Council of the State of Paraná Trade Association (2013-2016); Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer for CS Bioenergia S.A. (2015); Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); and Legal adviser and referee to legal and individual entities directly and indirectly connected to the Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He received a post-graduate degree in Civil Procedure Law from Universidade do Sul de Santa Catarina (2010). He holds a Bachelor’s degree in Law from Faculdades Integradas Curitiba (2007). He is currently attending the Master’s program on Business Law and Citizenship from Centro Universitário Curitiba (2019-2021). Mr. Loiácono is currently Copel’s Chief Governance, Risk and Compliance Officer. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Advisor to the Chief Executive Office (2017-2018) and Advisor to the Chief Legal Office (2013); He also was Coordinator of the Risk and Compliance Committee of Instituto Brasileiro de Executivos de Finanças no Paraná - IBEF-PR (2020-2021); member of the Comission on Corporate Compliance and Anti-corruption of the Brazilian Bar Association - OAB-PR (2019-2021); member of the Comission of Employee Lawyers of the Brazilian Bar Association – OAB-PR (20219-2021); member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); and member of the Ethical Guidance Council (2014). Previously, Mr. Loiácono had served as deputy coordinator of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association.

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

SUPERVISORY BOARD

We have a permanent Supervisory Board (Conselho Fiscal), which meets monthly. The Supervisory Board consists of five (5) members and five (5) alternates elected for two-year terms by the shareholders at the annual meeting, and may be re-elected up to two (2) consecutive times. The Supervisory Board, which is independent of our management and of our external auditors, has the responsibilities provided in Federal Law No. 6,404/1976 and Federal Law No. 13,303/2016, which include, among others:

•	reviewing our financial statements and reporting on them to our shareholders;
•	issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•	in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 63rd annual shareholders’ meeting held on April 29, 2019 and at the 200th extraordinary shareholders’ meeting held on December 2, 2019. The term of all members of the Supervisory Board indicated below will expire in April 29th, 2021.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Roberto Lamb	2017
Letícia Pedercini Issa Maia(1)	2017
Alternates
Emir Calluf Filho(2)	2019
João Luiz Giona Junior	2018
Otamir Cesar Martins	2018
Estevão de Almeida Accioly	2019
Gilberto Pereira Issa(1)	2018

(1) Letícia Pedercini Issa Maia, member of our Supervisory Board, is the daughter of Gilberto Pereira Issa, an alternate member of our Supervisory Board.

(2)Emir Calluf Filho resigned on July 24, 2020.

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee consists of three (3) to five (5) members, each of whom serves a term of two years, and may be re-elected up to two consecutive times. Pursuant to the rules of procedure of the Audit Committee, the members of this committee are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Audit Committee are Mr. Marco Antônio Barbosa Cândido (chairman), Ms. Leila Abraham Loria, Ms. Olga Stankevicius Colpo, Mr. Luiz Claudio Maia Vieira and Mr. Carlos Biedermann. The Audit Committee is responsible for auditing and supervising the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

INVESTMENT AND INNOVATION COMMITTEE (“CII”)

The CII is a permanent statutory body of Copel which provides support to Copel’s Board of Directors. The CII’s purpose is to analyze and issue recommendations regarding Copel’s investment plans, in order to facilitate robust oversight of our investments by the Board of Directs. The CII works closely with Copel (Holding) and its wholly-owned subsidiaries and its scope may be extended to controlled companies, affiliates and other companies in which Copel and its wholly-owned subsidiaries hold equity interests.

Member	Position	Date of Appointment
Daniel Pimenta Slaviero	Member	03.12.2021
Marco Antônio Barbosa Cândido	Member	03.12.2021
Olga Stankecicius Colpo	Member	03.12.2021

COMPENSATION OF DIRECTORS, OFFICERS, SUPERVISORY BOARD MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian Corporate law, the total compensation of the Board of Directors, Executive Board and Supervisory Board is established annually by our general shareholders meeting. Under paragraph 3 of section 162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to, or greater than, 10% of the average compensation paid to the members of our Executive Board (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2019 15% of the monthly compensation of the Chief Executive Officer. Finally, the members of our Audit Committee (who are also members of our Board of Directors) received the monthly compensation paid to the members of the Supervisory Board plus R$5,000.00.

For the year ended December 31, 2020, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Supervisory Board was R$ 12.44 million, of which 75% was for our Board of Executive Officers, 18% was for our Board of Directors, and 7% was for our Supervisory Board, as approved by our 65th annual shareholders’ meeting held on April 28, 2020.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2020	2019	2018	2020	2019	2018	2020	2019	2018
Number of members(1)	9.00	8.33	8.58	7.00	7.00	7.00	5.00	5.00	5.00
Total Salary	641,1	514.7	854.4	4,995,0	4,976.8	6,562.1	659,4	659.2	628.2
Largest Salary	227,80	230.3	268.8	879,2	1,731.4	1,404.2	131,9	171.4	169.8
Smallest Salary	131,9	158.3	156.0	389,9	805,6	867.2	131,9	158.3	90.2
Average Salary	181,4	224.6	206.3	713,6	1,409.7	1,375.1	131,9	161.8	159.2
Compensation for attending committees(2)	1183,6	1,005.2	508.5	-	-	-	-	-	-
Others(3)	451,9	340.0	322.3	2,106.0	2,059.5	2,719.6	145,8	147.5	154.9
Total	2,276.6	1,871.9	1,685.2	9,360.0	9,868.0	9,281.7	805,2	809.1	783.1

___________________

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

EMPLOYEES

On December 31, 2020, we had 6,667 employees, compared to 7,095 employees on December 31, 2019 and 7,611 employees on December 31, 2018. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 6,832 employees as of December 31, 2020.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2020	2019	2018
Generation and transmission	1,533	1,620	1,660
Distribution	4,641	4,964	5,364
Telecommunications	355	412	478
Corporation staff and research and development	96	61	75
Other employees	42	38	34
Total employees of Copel wholly-owned subsidiaries	6,667	7,095	7,611
Compagas	142	148	159
Elejor	7	7	7
Araucária	16	16	17
Total	6,832	7,266	7,794

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2020, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a period of two years. We agreed to salary increases of 3.89% in 2020 compared to 2019 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2020, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2020 fiscal year (including Compagas) was R$ 416.9 million. The amount of profit-sharing distributions accrued and approved for the 2019 fiscal year (including Compagas) was R$155.5 million. The terms of the profit-sharing agreement are currently being revised and negotiated for future years.

In 2020, we had two Voluntary Redundancy Programs (“PDI” in Portuguese). The first was launched on October 1, 2020 in two stages:

•	Phase 1: Eigibility for employees in the technical and operational departments as long as they have a retirement benefit granted or a benefit request filed with the INSS, or have been employed by Copel for at least 25 years and are 55 years old. The accessions for this phase occurred between October 1 and October 15, 2020, and the dismissals of employees who adhered to the PDI in this Phase 1 ocurred on November 15, 2020; and
•	Phase 2: Eligibility for employees in the other areas, positions and functions, provided that they have a retirement benefit granted or a benefit request filed with the INSS or have been employed by Copel for at least 25 years and are 55 years old. The accessions for this phase occurred between November 1 and November 15, 2020, and the dismissals of employees who adhered to the PDI in this Phase 2 ocurred on December 1, 2020.

Under the entire program, 311 terminations occurred in 2020 for a total of R$35.4 million in severance payments.

The second program was aimed at employees assigned to Copel Distribuição's Call Center, who work in the functions of Call Center Monitor, Call Center Support Monitor and call center.

Of the 375 eligible employees, 169 employees adhered to the PDI, which represents an estimated cost of R$25.3 million with severance pay and a potential reduction of R$9 million in annual costs as of 2022, since the dismissals must occur between July 15, 2021 and September 15, 2021, according to program rules.

With the completion of this program and considering the results of the penultimate PDI, concluded on December 1, 2020 with the termination of 311 employees, the Company ends 2020 with the adhesion of 480 employees to the incentive dismissal programs, equivalent to a reduction of 6.9% in the staff of September 2020 (7,006 employees). The indemnities are estimated at R$61.9 million, while the potential cost reduction is estimated at R$68.1 million from 2021, an amount that rises to R$77.1 million from 2022, when the effects of the Call Center PDI are now perceived.Additionally, the PDI balance recognized in 2020 is R$66,9 million (according to NE 32.2).

On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program, or Prêmio Por Desempenho (“PPD”) directed at aligning efforts throughout different organizational levels to the company's strategic objectives.

The program prizes technical consistency and takes the best market practices into account. It was developed with the support of Fundação Instituto de Administração – FIA, a consultancy that specializes in people management modernization projects for the private sector as well as state-owned companies.

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

SHARE OWNERSHIP

As of March 31, 2021, board members and executive officers held, collectively, directly or indirectly, less than 0,01% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of March 31, 2021, and their respective share ownership as of such date. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by the Company on March 31, 2021.

Number of shares(1)
	Common	Class A	Class B
Board of Directors
Marcel Martins Malczewski
Daniel Pimentel Slaviero	-	-	-
Marco Antônio Barbosa Cândido	-	-	-
Carlos Biedermann	-	-	-
Gustavo Bonini Guedes	-	-	-
Luiz Claudio Maia Vieira	-	-	-
Leila Abraham Loria	-	-	-
Olga Stankevicius Colpo	-	-	-
Adriana Angela Antoniolli
Executive Officers
Daniel Pimentel Slaviero	-	-	-
Ana Letícia Feller	-	-	-
Adriano Rudek de Moura	-	-	-
Cassio Santana da Silva	-	-	-
Eduardo Vieira de Souza Barbosa	-	-	-
Vicente Loiácono Neto	-	-	-
David Campos	-	-	-
Supervisory Board – Members
Demetrius Nichele Macei	-		-
Harry Françóia Júnior	-	-	-
José Paulo da Silva Filho	-	-	-
Roberto Lamb	-	-	-
Letícia Pedercini Issa Maia	20	-	20
Supervisory Board – Alternates
Emir Calluf Filho(2)
João Luiz Giona Junior	-	-	-
Otamir Cesar Martins	-	-	-
Estevão de Almeida Accioly	-	-	-
Gilberto Pereira Issa	-	-	-

(1) Considers the share split.

(2)Emir Calluf Filho resigned on July 24, 2020.

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2020, the State of Paraná directly owned 58.63% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors.

On December 31, 2020, BNDESPAR owned directly 26.41% of our Common Shares. The shareholders’ agreement entered into by and between the State of Paraná and BNDESPAR on December 22, 1998, and amended on March 29, 2001, was terminated on December 21, 2018.

On March 11, 2021, acting at an Extraordinary Shareholders’Meeting, the shareholders of Copel approved the splitting of our shares, pursuant the Brazilian Corporate Law, in the proportion of one share to ten shares, so that for each one share issued by the Company, nine new shares of the same class and type would be credited (the "Share Split").

The following table, which considers the Share Split, sets forth certain information regarding the ownership of our Common Shares on December 31, 2020:

Shareholder	Common shares
	(thousands)	(% of total)
State of Paraná	850.286	58.6
BNDESPAR	382.988	26.4
Eletrobras	15.308	1.1
Public Float – ADRs	1.163	0.1
Public Float – B3 (Brasil, Bolsa, Balcão)	197.201	13.6
Other	3.364	0.2
All directors and officers as a group(1)	-	-
Total	1.450.310	100.0

___________________

(1) On December 31, 2020, our directors and officers held an aggregate of 20 Common Shares.

The following table, which considers the Share Split, sets forth certain information regarding the ownership of our Class B Shares on December 31, 2020:

Shareholder	Class B Shares
	(thousand)	(% of total)
State of Paraná	-	–
BNDESPAR	272.820	21.3
Eletrobras	-	–
Traded as ADSs	233.148	18.1
Traded in the B3 (Brasil, Bolsa, Balcão)	774.780	60.4
Other	2.227	0.2
All directors and officers as a group	-	–
Total	1.282.975	100.0

As of March 31, 2021, 0.84% of the Common Shares and 20.04% of the Class B Shares were held by 274 holders that reside in the United States and have registered with the B3 (Brasil, Bolsa, Balcão) market. At the same date, the ADSs represented 0.08% of the Common Shares and 22.14% of the Class B Shares, and together, approximately 10.42% of our total share capital. For the last three fiscal years, we had no changes in the amount of our issued corporate capital or in the voting rights of our shares.

Related Party Transactions

We engage in transactions, including the sale of electric energy and charges for use of the transmission system, with our principal shareholders and with our joint ventures and affiliates. The tariffs we charge on electric energy sold to our related parties are approved by ANEEL, and the amounts are not material. We also provide guarantees in the context of financing transactions and power purchase agreements entered into by our subsidiaries in the ordinary course of business. For more information, see Note 37 to our audited consolidated financial statements.

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

The Company's management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, with 52 monthly installments remaining to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.a.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 26.4% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Compagas, Cutia and all debentures issued by Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries.

As of December 31, 2020, we had an aggregate of R$2,559.3 million in outstanding debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 21, 22 and 36 to our audited consolidated financial statements, as well as “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Transactions with Joint Ventures and Affiliates

We have operation and maintenance services agreements, transmission system connection agreements and contracts for the use of transmission system with our Joint Ventures and, also, operation and maintenance services agreements, connection to the transmission system contracts and power purchase and sale agreements signed with our Affiliates, as described on Note 36 to our audited consolidated financial statements. We also have dividend amounts receivable from these investees, as presented in the same note.

Transactions with Other related parties

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2020, Copel made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans. For more information, see Notes 23 and 36 to our audited consolidated financial statements.

Transactions with Key management staff

The fees and social security charges and the pension and healthcare plans expenses with the Management are presents at Notes 32.2 and 23.3 to our audited consolidated financial statements.

Item 8. Financial Information

See pages F-1 through F-146.

A. Consolidated Financial Information

See “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2020, our provisions for such risks were R$ 1,555.7 million. However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2020, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$ 5,206.8 million, of which R$ 345.1 million correspond to labor claims; R$ 9.2 million to employee benefits; R$ 1,159.0 million to regulatory claims; R$ 3,116.9 million to civil claims; and R$ 576.6 million to tax claims. For more information, see Note 29 to our audited consolidated financial statements.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2020, we had provisioned R$ 107.1 million to cover expected losses related to these lawsuits.

Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$ 29.4 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2020, we have provisions totaling R$ 596.2 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2020, we have provisions totaling R$ 88.7 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids and vehicle accidents (see Note 29.1 to our audited consolidated financial statements). As of December 31, 2020, we have provisions totaling R$387.9 million reflecting the expected losses related to these lawsuits.

We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2020, we have provisions totaling R$245.4 million reflecting the expected losses related to these lawsuits.

Dividend Payment

In accordance with our bylaws and Brazilian Corporate Law, we regularly pay annual dividends for each fiscal year within sixty days of the declaration of the dividends at the annual shareholders’ meeting or by the Board of Directors. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, Class A Shares and Class B Shares for any year. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if the Board of Directors, with the approval of the Supervisory Board, reports at the shareholders’ meeting that the distribution would be detrimental to the Company given its financial circumstances. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years, and such voting rights will continue until all dividend payments, including back payments, have been made. We are not subject to any contractual limitations on our ability to pay dividends.

In accordance with our dividends policy, we may distribute yearly regular dividends higher than the mandatory minimum of 25% following certain guidelines related to our Financial Leverage Ratio, defined as the ratio between net debt and interest, taxes, depreciation, and amortization:

•	If our Financial Leverage Ratio is below 1.5x, we shall distribute 65% of our adjusted net profits.
•	If our Financial Leverage Ratio is in between 1.5x and 2.7x, we shall distribute 50% of our adjusted net profits.
•	If our Financial Leverage Ratio is higher than 2.7x, we shall distribute the mandatory minimum of 25% of our adjusted net profits.

Any distribution of dividends higher than the minimum amount of 25% of our adjusted net profits is constrained to the Available Cash Flow of the same year, defined as the operating cash flow minus net cash flow used for investment.

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

On December 31, 2020, our legal reserve was R$1,209.5 million, or approximately 11.2% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. In 2020, our adjusted net profits used to calculate our dividends was increased by R$59.6 million as a result of said realization.

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

Dividend Priority of Class A Shares and Class B Shares

According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent that dividends are paid, they are to be paid in the following order:

•	first, the holders of Class A Shares have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared;
•	second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid in accordance with the first bullet point above, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (i) the mandatory dividend divided by (ii) the total number of Class B Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared; and
•	third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (i) the mandatory dividend divided by (ii) the total number of Common Shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.

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

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements, in accordance with the Company's dividend policy and subject to further endorsement by the Shareholders’ Meeting. Any payment of interim dividends counts towards the mandatory dividend for the year in which the interim dividends were paid. In accordance with our dividends policy, our management should approve interim dividends and annual dividends every year.

Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

•	the total amount resulting from (i) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (ii) the total shareholders’ equity (determined in accordance with Brazilian tax legislation), less certain deductions prescribed by Brazilian tax legislation; and
•	the greater of (i) 50.0% of current net income (after the deduction of social contribution on profits (CSLL ‒ Contribuição Social sobre o Lucro Líquido) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

In order to be eligible to receive amounts remitted in foreign currency outside of Brazil, shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares. The Class B Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

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

The table below, which considers the Share Split, sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B
2014	Jun 2015	622.523	0,21723600	0,25250700	0,23900000
2015	Jun 2016	326.795	0,11371600	0,25250700	0,12547300
2016	Jun 2017	282.947	0,09853900	0,28905000	0,10841000
2016	Dec 2017	223.266	0,07792700	-	0,08593200
2017	Aug 2018	266.000	0,09262400	0,28905000	0,10188700
2017	Aug 2018	23.401	0,00817700	-	0,00899600
2018	Jun 2019	280.000	0,09751500	0,28905000	0,10727000
2018	Jun 2019	98.542	0,03443500	-	0,03788100
2019	Jun 2020	321.500	0,11211739	0,19732848	0,12334596
2019	Sep 2020	321.500	0,11211739	0,19732848	0,12334596
2020	to be defined	807.500	0,28183240	0,31001564	0,31001564
2020	to be defined	210.276	0,07331799	0,14383991	0,08064979
profit reserves	Apr 2021	1.250.000	0,43627306	0,47990038	0,47990038
profit reserves	to be defined	123.257	0,04301883	0,04732072	0,04732072
profit reserves	to be defined	134.192	0,04683557	0,05151910	0,05151910

The table below, which considers the Share Split, sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per shares (US$)
			Common	Preferred A	Preferred B
2014	Jun 2015	234.366	0,08178450	0,09506325	0,08997816
2015	Jun 2016	83.691	0,02912211	0,06466580	0,03213302
2016	Jun 2017	86.818	0,03023503	0,08869013	0,03326378
2016	Dec 2017	68.505	0,02391059	-	0,02636679
2017	Aug 2018	81.618	0,02800000	0,08737908	0,03080018
2017	Aug 2018	7.074	0,00247189	-	0,00271947
2018	Jun 2019	72.262	0,02516646	0,07459740	0,02768401
2018	Jun 2019	25.431	0,00888691	-	0,00977625
2019	Jun 2020	79.763	0,02781586	0,04895638	0,03060162
2019	Sep 2020	79.763	0,02781586	0,04895638	0,03060162
2020	to be defined	155.387	0,05423296	0,05965625	0,05965625
2020	to be defined	40.463	0,01410857	0,02767909	0,01551942
profit reserves (*)	Apr 2021	219.402	0,07657541	0,08423295	0,08423295
profit reserves (*)	to be defined	21.634	0,00755074	0,00830582	0,00830582
profit reserves (*)	to be defined	23.554	0,00822066	0,00904272	0,00904272

(*) US$ based on the exchange rate of 3/31/2021

Item 9.	The Offer and Listing

The principal trading market for our shares (including our Class B Shares) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” and our Class B Shares trade under the symbol “CPLE6”. On March 31, 2021, approximately 46,240 shareholders owned our Class B Shares.

In the United States, our Class B Shares in the form of ADSs, each representing one Class B Share (as a result of the reverse Share split), issued by the Depositary pursuant to the Deposit Agreement by and between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbols “ELP” and “ELPVY”.

On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. The shares trade under the symbol “XCOP”.

Item 10. Additional Information

Memorandum and Articles of Association

Organization

We are a publicly traded company duly registered with the CVM under No. 1431-1. According to Article Four of our bylaws, we are authorized to pursue, directly or through consortia or in partnership with private companies, the following objectives and purposes:

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

Qualification of Board of Directors

The appointed directors must comply with the legal requirements set forth in Federal Law No. 13,303/2016, particularly the ones mentioned in its article 17, and Federal Law No. 6,404/1976. Moreover, pursuant to Federal Law No. 13,303/2016 and to our bylaws, our Board of Directors will mandatorily comprise, at least, (i) three independent members or no less than 25% of the members of our Board of Directors, (ii) three to five members that meet the requirements for members of the Statutory Audit Committee, (iii) two members appointed by minority shareholders which held voting shares, if they do not elect a higher number through multiple vote, (iv) one member appointed by shareholders holding preferred shares, representing, at least, 10% of Copel’s total capital stock, and (v) one member appointed by the employees. Among the members described in item (ii) above, at least one shall compulsorily have recognized professional experience in matters of corporate accounting in order to sit on the Statutory Audit Committee.

Limitations on Directors’ Powers

Under Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for the Company and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors, executive officers, and members of the Supervisory Board. For more information, see “Item 6. Directors, Senior Management and Employees”. Our bylaws do not establish any mandatory retirement age limits.

Board of Directors and Board of Executive Officers

According to our bylaws, we are managed by a Board of Directors, composed of nine members and a Board of Executive Officers, composed of six to seven members.

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

Right of Withdrawal

Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder has, under certain circumstances provided for in Brazilian Corporate Law, the right to withdraw its equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

Preferred Shares Rights

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the certain rights under the Company’s bylaws.

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Section 202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share; and (v) the preferred shares will acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled. For more information on our dividend policy, see “Item 8. Financial Information – Dividend Payment.”

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

Furthermore, in accordance with our bylaws holders of preferred shares are entitled to voting rights in regards of specific matter discussed in a shareholders’ meeting:

•	Change in Copel’s corporate type into another, as well as incorporation, merger or spin-off.
•	Agreements between Copel and its controlling shareholder, directly or through a third party, or an entity influenced by the controlling shareholder, when such agreements shall be discussed in a shareholders’ meeting by force of statute or our bylaws.
•	Appraisal of assets for paying in Copel’s capital increase.
•	Choice of an entity to be hired for the assessment of the economic value of Copel.
•	Change or revocation of articles in our bylaws that alter or modify any of the requirements set forth in item 4.1. of the regulation of the Level 2 of B3, while the Level 2 participation contract is still in effect.

Exclusion or change in our bylaws aimed to suppress the right set forth in article 28, XXIX of our bylaws, which provides for the adoption of the full tariff set by a granting authority, requires the approval of most of the preferred shares.

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

Conversion Rights

Our bylaws provide, as a general rule, that the only permitted conversion of shares is Class A Shares are convertible into Class B Shares. As an exception, Class B Shares can be converted into Common Shares, and vice-versa, strictly for the formation of Units made of four Class B Shares and one Common Share under Copel’s unitization programs set by the Board of Directors. Our shares are not otherwise convertible.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent (“Transfer Agent”). To make a transfer of shares, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Brazilian Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 4,373 of September 29, 2014 of the CMN (“Resolution No. 4,373”) as described under “Exchange Controls” as follows, the foreign investor must declare the transfer in its electronic registration.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Class B Shares or preemptive rights, and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Brazilian Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex II to CMN Resolution No. 4,373 (“Annex II Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Brazilian Central Bank and the CVM.

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

Change of Controlling Shareholder

Under the Brazilian constitution and our bylaws, a change of the controlling shareholder, the State of Paraná, is only permitted with legislative authorization. If such approval is granted to the State of Paraná, and the change in the control over us would happen by a private sale of shares held by the current controlling shareholder or sale of preemptive rights from such controlling shareholder, such transaction shall be subject to the buyer launch a tender offer for the shares held by the minority shareholders.

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

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs (“Custodian”), or holders who have exchanged ADSs for Class B Shares from converting dividends, distributions or the proceeds from any sale of such Class B Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Class B Shares underlying the ADSs.

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

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

1.	point at least one representative in Brazil with powers to perform actions relating to foreign investments;
2.	register as a foreign investor with the CVM, pursuant to CVM Rule No. 13/2020;
3.	register the foreign investment with the Brazilian Central Bank; and
4.	constitute at least one custodian institution authorized by CVM, provided that this provision is not applicable to foreign investors who are individuals.

Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Brazilian Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Class B Shares upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil”.

An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Class B Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Class B Shares, such holder must seek to obtain its own electronic registration with the Brazilian Central Bank.

Pursuant to Brazilian Central Bank Resolution No. 4,373/2014, the withdrawal of Class B Shares upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Class B Shares. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Class B Shares with the Brazilian Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

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

The Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.

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

Distributions of Interest on Equity

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the equity of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than TJLP, as determined by the Brazilian Central Bank from time to time. The total amount distributed as interest on equity may not exceed, for tax purposes, the greater of (i) 50.0% of net income (after the deduction of the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made and (ii) 50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Class B Shares, including payments to the Depositary in respect of Class B Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder – “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488, of 2014) decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities in Normative Ruling 1,530 dated December 19, 2014. The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

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

The deposit of Class B Shares in exchange for the ADSs may be subject to Brazilian income tax. In this case, the difference between the acquisition cost and the market price of the Class B Shares would be subject to income tax at the progressive rates ranging from 15% to 22.5% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 4,373 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

The withdrawal of Class B Shares upon cancellation of ADSs should not be subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Brazilian Central Bank.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2021 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares themselves are not listed on a U.S. exchange. Holders of ADSs and Class B Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Distributions with respect to the Class B Shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution, with respect to the Class B Shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains

Upon the sale or other taxable disposition of a Class B Share or ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Class B Share or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Class B Share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Class B Share or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Class B Shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Alternatively, such Brazilian tax may be taken as a deduction against taxable income if the U.S. holder does not take a credit for any foreign income tax during the taxable year.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See Note 36.2.3 to our audited consolidated financial statements for disclosure about market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, the Class B Shares trade in the form of ADSs, each representing one Class B Share, issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement. The ADSs trade under the symbols ELP and ELPVY. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.02 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2020, this amount was US$ 618,705.71.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Control and Procedures

2020 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Rules 13a-15(f) and 15d-15(f) under the Exchange Act define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that (1) refer to record keeping that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of financial statements in accordance with generally accepted accounting principles, and that Company’s receipts and expenses are being made only with authorization from Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company's assets that could have a material effect on the audited consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any assessment of effectiveness for future periods are subject to numerous risks, including that controls may become inadequate due to changes in conditions.

Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2020, was based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria applied, our management has concluded that, as of December 31, 2020, the Company's internal control over financial reporting is effective.

Our independent registered public accounting firm has examined the effectiveness of our internal control over financial reporting, as indicated in the report included in this document.

(c) Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Rua Nunes Machado, 68, The Five East Batel – 18º andar 80250-000 - Curitiba - PR Brasil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Companhia Paranaense de Energia - Copel

Curitiba - PR, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report, dated April 19, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Curitiba, Brazil
April 19, 2021

© 2021. For information, contact Deloitte Touche Tohmatsu Limited.

(d) Changes in Internal Control on Financial Reporting

The Company's management implemented changes to its internal control over financial reporting   during the year ended December 31, 2020 related to coping with the COVID-19 pandemic, in which a portion of our employees began working remotely, as highlighted below:

•	Improvements in information security procedures related to the home office, with the implementation of VPN tools, release of remote accesses securely and tested according to the 'Safe Home office' (‘Homeoffice Seguro’) and pentest (Cyber Penetration Test) initiatives, carried out periodically;
•	Conducting awareness campaigns for employees regarding cybersecurity, home office, LGPD, and access control;
•	Improvement in the procedures and controls that were reviewed in order to mitigate the risks related to the performance of remote activities;
•	Implementation of a second authentication factor for some areas of the company considered critical.

The Company's management has not identified any other changes in its internal control over financial disclosure reporting during the year ended December 31, 2020 that has significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting, except with respect to the remediation listed below.

Material weakness identified as of December 31, 2019

As of December 31, 2019, we reported a material weakness related to internal control deficiencies over the review of assumptions and the calculation of the impairment loss of fixed assets of Copel Telecomunicações, a wholly owned subsidiary of the Company, and of UEGA, a non-wholly owned subsidiary of the Company.

This material weakness arose from difficulties in the operational effectiveness of the control related to the review of assumptions and the calculation of the impairment loss of fixed assets of Copel Telecomunicações and UEGA.

In response to this material weakness, the Company adopted measures to mitigate the risks through a series of actions involving changes in procedures and creation of controls, which were implemented throughout 2020.

Among the main actions and internal controls that have been improved and implemented by the Company, the following stand out:

•	Intensification of training and communication procedures to all employees involved in these processes, including concepts of internal controls, as well as the operational aspects of calculating the impairment loss;
•	Improvement in procedures and controls so that all impairment reduction tests are duly reviewed by another qualified Company employee, by means of a checklist created for this purpose;
•	Improvement in the existing controls and procedures for internal evaluation of all possible impacts of the impairment indicators;
•	Improvement in the controls to ensure the correct analysis of asset recoverability, including meetings to define the assumptions, calculations for the Company's assets formally reviewed and approved by the competent technical area in the Company, as well as the issuance of an impairment memorandum signed by the Officer.

Remediation of material weakness reported as of December 31, 2019

In order to remedy the material deficiency identified in fiscal year of 2019, the Company's management relied on the support of the Internal Controls Coordinator and specialists representing each department to analyze and establish immediate actions to remedy these notes. The actions taken were reported periodically to the Statutory Audit Committee, the Fiscal Council and the Board of Directors throughout 2020.

We emphasize that the Company has been working continuously to improve its internal control environment. With the support of a consulting company engaged to provide advisory services for work related to Internal Controls, we have established action plans to mitigate the risks and periodically communicate them to the governance bodies.

As a result of the work carried out by the management, the Company has successfully remedied the material weakness that had been reported in our previous year's report.

Item 16A. Audit Committee Financial Expert

On May 3, 2019, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act.. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

Item 16B. Code of Ethics

Our code of ethics, called the "Code of Conduct", was first adopted in 2003. Over the years there have been reviews to the document to adequate it to the Company's reality. We highlight the review carried out in 2015, when a public consultation to stakeholders took place, and the 2017 review that started to reflect the new Brazilian regulations on conflict of interests and periodic training. The current version of the Code of Conduct was approved on March 13, 2018 by the Board of Directors. In 2019, we began a new process of reviewing our Code through public consultation, which is expected to be completed in early 2021.

The Code of Conduct applies to all of our employees, interns, suppliers, service providers, contractors, directors and officers (including our Chief Executive Officer, our Chief Financial Officer and the officer in charge of our accounting department), as well as of our wholly-owned subsidiaries. Since the adoption of our Code of Conduct, we have not granted any express or implied waiver of any section of our code to the persons to whom it applies.

Our Code is available on our website (ir.copel.com) and copies may also be delivered by mail upon written request to the address provided on the cover page.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020, 2019 and 2018.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2020, 2019 and 2018, and breaks down these amounts by category of service.

	Year ended December 31,
Billed	2020	2019	2018
	(R$ million)
Audit fees	4.3	3.0	3.9
Audit-related fees	-	-	-
Tax fees	0.2	0.2	0.2
All other fees	0.1	-	1.0
Total	4.6	3.2	5.1

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

All Other Fees

The services comprising the fees disclosed under “All Other Fees” refer to (i) fact finding consultive services in connection with the discussion with the Colíder Consortium, with respect to the “Agreement for the Supply of Goods and Services” for the Implementation of the Colíder HPP, and (ii) fact finding consultive services in connection with the discussion to reestablishing the economic and financial balance of said Agreement.

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

Copel's non-managing directors regularly hold executive sessions without management, which are usually scheduled to occur at the end of board meetings Our Chief Executive Officer is also a member of our board of directors.

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

COPEL has a statutory Audit Committee composed of three to five board members (of whom three must satisfy the requirements set forth in Rule 10A-3 under the Securities Exchange Act and one must have professional experience in corporate accounting), each of whom serves a term of two years, and may be re-elected up to three consecutive times. One of the positions in our Audit Committee is currently vacant. Pursuant to the Audit Committee internal rules, the Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are members of our Board of Directors.

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

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.
Corporate Governance Guidelines
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Although the corporate governance practices adopted by Copel do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 2 of corporate governance of B3 (Brasil, Bolsa, Balcão). The Company also adopts the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (”IBGC”) and was granted with a certification under the State-Owned Enterprise Governance Program of B3 (Brasil, Bolsa, Balcão) with the maximum score, being the only company in Brazil to obtain this result.
Code of Ethics for Directors, Officers and Employees
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.	Copel has adopted a code of ethics that applies to all members of the board of directors, the Supervisory Board, the executive board and employees.
Certification Requirements
303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A and certify he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-146.

Item 19. Exhibits9F

1.1	Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018 , and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019, and by the 201th Extraordinary Shareholders meeting of March, 11, 2021.
2.1	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of November 21, 2007, filed with the SEC on February 12, 2009 as an exhibit to our Registration Statement on Form F-6 and incorporated herein by reference (File No. 333-157278).
2.4	Description of Securities registered under Section 12 of the Exchange Act.
4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (“Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997), the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006) (File No. 001-14668), and the Deed of Amendment to the Adjustment Agreement (Quinto Termo Aditivo ao Termo de Ajuste celebrado em 31 de outubro de 2017) (English translation).
8.1	List of subsidiaries.
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

BNDES: the National Bank for Economic and Social Development, or Banco Nacional de Desenvolvimento Econômico e Social.

Brazilian Central Bank: The Brazilian Central Bank, or Banco Central do Brasil. Brazilian Forestry Code: Federal Law No. 12,651/2012.

B3 (Brasil, Bolsa, Balcão): B3 S.A. - Brasil, Bolsa, Balcão, the securities, commodities and futures exchange, headquartered in São Paulo, Brazil, incoporated as a result of the merger of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CETIP S.A. – Mercados Organizados.

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

CCEE (Câmara de Comercialização de Energia Elétrica): Chamber of Commercialization of Electric Energy.

CDE: the Electric Energy Development Account, or Conta de Desenvolvimento Energético.

CER: Reserve Energy Contract (Contrato de Energia Reserva).

Class A Shares: The Company’s class A preferred shares.

Class B Shares: The Company’s class B preferred shares.

CMN: The National Monetary Council of Brazil, or Conselho Monetário Nacional.

Code: The U.S. Internal Revenue Code of 1986, as amended.

Common Shares: The Company’s common shares.

Compagas: Companhia Paranaense de Gás – Compagas

Copel Distribuição: Copel Distribuição S.A., the Company’s entity engaged in the distribution business.

Copel Geração e Transmissão S.A. or Copel GeT: The Company’s entity engaged in the generation and transmission business.

CRC Account: The recoverable rate deficit account, or Conta de Resultados a Compensar.

Custodian: Itaú Unibanco S.A., as custodian for the Class B Shares represented by ADSs.

CVM (Comissão de Valores Mobiliários): Securities and Exchange Commission

Decree No. 6,306/07: Brazilian tax Decree No. 6,306 dated December 14, 2007, which regulates tax on credit, exchange and insurance, or relating to securities – IOF.

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

Gigawatt (GW): One billion watts.

Gigawatt hour (GWh): One gigawatt of power supplied or demanded for one hour, or one billionwatt hours.

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

GSF: Generation Scaling Factor.

High Voltage: A class of nominal system voltages equal to or greater than 69,000 volts and less than 230,000 volts.

HPP or Hydroelectric Power Plant: A generating unit that uses water power to drive the electric generator.

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

LGPD: Brazilian Federal Law No. 13,709/2018, or Lei Geral de Proteção de Dados Pessoais.

Low-income Residential Customers: A group of customers that consumes less than 220 kWh per month and has filed an application to receive benefits under any of the Brazilian government’s social programs. Low-income residential customers are considered a subgroup of residential customers and are not subject to payment of emergency capacity and emergency acquisition charges or any extraordinary tariff approved by ANEEL.

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

MVE: The Mechanism of Surplus Sales, or the Mecanismo de Venda de Excedentes, which allows distribution companies to sell energy surpluses and, in the case of sales related to amounts within the regulatory limits or involuntary overcontracting, allows distribution companies to revert the acquired benefit to consumers through tariff adjustments.

Non-Brazilian Holder: An individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation that acquires, owns and disposes of Class B Shares or ADSs.

PLD: Difference Settlement Price or, Preço de Liquidação de Diferenças.

PPD: Performance Incentive Program, or Prêmio Por Desempenho.

ONS: The National Electric System Operator, or the Operador Nacional do Sistema Elétrico.

RAP or APR: Annual Permitted Revenues, or Receita Anual Permitida, the annual revenue established by ANEEL to be charged by a transmission concessionaire for the use of its transmission lines by third parties, which include Free Customers, generators and distributors.

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

Sercomtel: Sercomtel Telecomunicações S.A.

SHP ‒ Small Hydroelectric Plant: Hydroelectric plants with generating capacity between 1,000 kW and 30,000 kW with a reservoir covering an area equal to or less than 3.0 km2.

SPC: Special Purpose Company, or Sociedade de Propósito Específico.

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

TJLP: The Long-Term Interest Rate, or the Taxa de Juros a Longo Prazo, the Brazilian government’s long-term interest rate.

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

UHE GBM: Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant.

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

By: /s/ Daniel Pimentel Slaviero

Name: Daniel Pimentel Slaviero

Title: Chief Executive Officer

By: /s/ Adriano Rudek de Moura

Name: Adriano Rudek de Moura

Title: Chief Financial and Investor Relations Officer

Date: April 19, 2021

Deloitte Touche Tohmatsu Rua Nunes Machado, 68, The Five East Batel – 18º andar 80250-000 - Curitiba - PR Brasil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Paranaense de Energia - Copel

Curitiba - PR, Brazil

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Emphasis of Matter

COVID-19-Related Matters

As discussed in Note 1 to the financial statements, the Company has described the impacts of the coronavirus disease (COVID-19) on the operations of the business and the uncertainties of related future impacts on the business, as well as the measures, both taken and planned, to deal with these events and circumstances. Our opinion is not modified in respect of this matter.

Reclassification of RBSE Asset from Accounts Receivable - Concessions to Contract Assets

As discussed in Note 3.6.1, the accompanying financial statements for the year ended December 31, 2019 have been restated for the reclassification of the RBSE Asset from Accounts receivable - Concessions to contract assets. Our opinion is not modified in respect of this matter.

Assets Held for Sale and Discontinued Operations

As discussed in Notes 40 and 3.6.2, effective September 16, 2020, Copel Telecomunicações S.A. has been designated as a discontinued operation and is reflected as such in the accompanying financial statements. Our opinion is not modified in respect of this matter.

Share Split

As discussed in Note 3.6.3, earnings per share and per share amounts of dividends reflect the effects of the share split on March 11, 2021. Our opinion is not modified in respect of this matter.

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

Revenue Recognition - Refer to Notes 4.12 and 31 to the Financial Statements

Critical Audit Matter Description

The Company bills its residential, industrial and commercial customers monthly. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. At the end of each month, the amount of energy delivered to the customers since their last meter reading date is estimated and the corresponding unbilled revenue is determined based upon a customer’s daily estimated usage by class and applicable customer rates reflecting significant historical trends and experience. Differences between estimated and actual unbilled revenues are recognized in the following month.

We identified revenue recognition as a critical audit matter because of the judgments necessary to audit the revenue recognition, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and record revenue. Performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort, including involvement of our Information Technology - IT specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures on revenue recognition included the following, among others:

•	We tested the effectiveness of controls over revenue recognition, including Management’s controls over the measurement of energy volumes and pricing, as well as controls over estimates of unbilled revenue.
•	With the assistance of our IT specialists, we:
-	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change Management controls, and IT operations controls.
–	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.
•	With respect to unbilled revenue, we:
-	Evaluated the appropriateness and consistency of the methods and assumptions used by Management to develop the estimates of unbilled revenue.
-	Tested the mathematical accuracy of Management’s estimates of unbilled revenue.
-	We evaluated Management’s ability to estimate unbilled revenue accurately by comparing actual subsequent revenue with Management’s historical estimates for the related revenue streams.
•	For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, testing the mathematical accuracy of the recorded revenue, and verifying subsequent cash receipts.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Impairment of Long-lived Assets - Refer to Notes 4.10 and 17.5 to the Financial Statements

Critical Audit Matter Description

Long-lived assets, primarily property, plant and equipment and intangible assets, comprise a significant amount of Company’s total assets. Management evaluates the long-lived assets and makes judgments and estimates concerning the carrying value of these assets, including the amounts to be capitalized, the depreciation/amortization rates and useful lives of these long-lived assets. The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires Management to make long-term forecasts of future revenues and costs related to the assets subject for review. These forecasts require assumptions about the demand for its products and services, future market conditions and regulatory developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to impairment of long-lived assets included the following, among others:

•	We tested the effectiveness of controls over Management’s impairment evaluation of property, plant and equipment, including those over the identification of impairment indicators and the determination of the recoverable amount, such as controls related to Management’s forecasts, the selection of discount rates and mathematical accuracy of the models used by Management.
•	We evaluated the reasonableness of Management’s forecasts and challenged the assumptions and critical judgments, by considering (1) historical results, (2) contractual and market conditions, including price and energy quantities, and (3) impact of changes in the regulatory environment, also considering the potential effects arising from the COVID-19 pandemic.
•	With the assistance of our fair value specialists, we evaluated the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by Management.
•	With the assistance of our technical standard and accounting professionals’ specialists to assess the concepts used in the long-lived assets impairment test, we assessed whether the disclosures made by Management in the financial statements are appropriate.

Provisions for Legal Claims and Contingent Liabilities - Refer to Notes 4.11 and 29
to the Financial Statements

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

We identified provisions for legal claims and contingent liabilities as a critical audit matter because of the large number of cases and the subjectivity of estimating the likelihood and amount of potential losses, performing audit procedures to evaluate whether legal claim provisions were appropriately recorded and disclosed, requiring a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to provision for loss on legal claims included the following, among others:

•	We tested the effectiveness of controls related to provisions for legal claims and contingent liabilities, including those over the completeness and review of new and outstanding legal matters, as well as controls over the measurement of potential losses.
•	With the assistance of our IT specialists, we tested the effectiveness of controls related to the computerized systems used by Management to manage outstanding cases.
•	We tested the integrity and accuracy of the database used by Management to manage outstanding cases and used to determine loss probabilities and measure potential losses.
159

•	We inquired internal and external legal counsel to understand developments in legal matters and progression in potential settlement discussions.
•	We requested and received a written response from internal and external legal counsel as it relates to lawsuits.
•	We read Board of Directors and Executive meeting minutes for evidence of unrecorded contingencies.
•	We evaluated the assumptions and judgments used by Management to estimate legal and other provisions, including corroborating the assumptions with internal legal counsel, with the assistance of our tax and environmental specialists.
•	We evaluated the Company’s disclosures for consistency with our knowledge of the Company’s legal matters.

Assets Held for Sale and Discontinued Operations - Refer to Note 40 to the
Financial Statements

Critical Audit Matter Description

After announcing the Board of Directors approval for the divestment of 100% of the Company’s interest held in Copel Telecomunicações S.A. on July 15, 2020 and after obtaining additional required approvals for the planned public auction, Copel Telecomunicações S.A. was classified as available for sale and reported as a discontinued operation effective September 16, 2020 under IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. After conclusion of the public auction in November 2020, a Share Purchase and Sale Agreement (CCVA) was signed with the winning bidder in January 2021.

We identified assets held for sale and discontinued operations as a critical audit matter because of the size of the transaction and high degree of judgment and subjectivity necessary to determine when the assets held for sale and discontinued operations criteria according to IFRS 5 were met, requiring the use of technical knowledge and interpretation of the accounting standard, as well as the high degree of auditor judgment and effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to provision for assets held for sale and discontinued operations included the following, among others:

•	We tested the effectiveness of controls relating to Management’s process over disclosures of held-for-sale assets and liabilities/discontinued operations in the financial statements.
•	We tested the completeness and accuracy of the disclosures regarding held-for-sale assets and liabilities/discontinued operations, including its measurements and timing.
•	We compared the selling price for the Copel Telecomunicações business to the carrying value of the businesses.
•	We read the minutes of the Board of Directors which evidenced authorization and approval of the transaction.
•	With the assistance of our technical standard and accounting professionals’ specialists, we evaluated Management’s application of IFRS 5 for classification of held-for-sale assets and liabilities/discontinued operations.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.
160

Recognition of PIS and Cofins Liability to Be Refunded to Consumers - Refer to Note 13.2.1
to the Financial Statements

Critical Audit Matter Description

On June 16, 2020, a final unappealable ruling court decision acknowledged Copel Distribuição’s right to exclude from the PIS and Cofins tax basis the full ICMS amount included in its energy supply and distribution invoices, as well as authorizing Copel to use the tax credit to pay current taxes, related to the period from August 2004 to June 2020. Considering the favorable ruling, Copel Distribuição recognized the updated tax credit in assets. Also, based on the opinion of its legal counsel, the Company recorded the estimated liability to be refunded to consumers for the past ten years of the credit, as from the date of the unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and jurisprudence.

We identified the recognition of PIS and Cofins liability to be refunded to consumers as a critical audit matter because of the size and complexity of the transaction and high degree of judgment and subjectivity necessary to estimate the Company’s estimated liability amount to be refunded, requiring use of technical knowledge and interpretation of applicable legislation. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our tax and tax legal specialists, when performing audit procedures to evaluate the rationale and challenge Management’s assumptions and judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the provision for recognition of PIS and Cofins liability to be refunded to consumers included the following, among others:

•	We tested the effectiveness of controls related to Management’s process to recognize transactions of such nature.
•	With the assistance of our tax specialists, we tested the reasonableness of Management’s methodology used and measurement of the tax credit, including its original amount and monetary correction, which are also the basis for the liability recognized.
•	We tested the completeness and accuracy of the database used by Management to calculate the tax credits and liability.
•	With the assistance of technical standard and accounting professionals’ specialists and our tax legal specialists, we analyzed the legal opinions prepared by the Company’s legal specialists (in-house and outside legal counsel) with respect to the evaluation of the liability recognition and understanding its rationale, as well as challenged the Company’s assumptions and judgment.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Cyber-attack - Refer to Note 41.2 to the Financial Statements

Critical Audit Matter Description

In January 2021, Copel became aware that it was exposed to a cyber incident in its IT environment that interrupted some systems, partially affected the Company’s administrative operations and caused a possible data breach. Management has been conducting a comprehensive containment and remediation effort with respect to the vulnerabilities, extent and consequences of the cyber-attack, involving external cybersecurity and IT general control specialists, to contain and mitigate the incident, such as data breach, among others. The Company has no indication that the accuracy and completeness of the financial information have been affected as a result of the incident.

161

We identified the cyber incident as a critical audit matter since Copel depends on its IT structure for operation processing and preparation of its financial statements. The potential non-adequacy of the IT general control environment and its IT-dependent controls could give rise to the incorrect processing of critical information used in preparing the financial statements, as well as modify information and cyber security-related risks. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve IT and cyber incident response specialists, when performing audit procedures to evaluate the extent of possible consequences to the IT environment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cyber-attack included the following, among others:

•	We assessed the effects of the cyber-attack on the effectiveness of the Company’s and its subsidiaries’ internal control activities, IT environment and data security.
•	With the assistance of our IT and cyber incident response specialists, we analyzed the extent of the possible consequences to the IT environment and the actions taken by Management to improve the IT security control environment.
•	For a sample of transactions, we performed additional detail testing on accounting journal entries recorded during the incident period, in order to assess whether there were impacts to the Company’s financial statement information.
•	We evaluated the impacts of the cyber-attack arising from a possible breach of sensitive data and information, considering Brazilian legislation, as well as other applicable laws.
•	With the assistance of our technical standard and accounting professionals’ specialists, we evaluated the impacts arising from the cyber-attack on the Company’s financial statements and internal control environment.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Transmission Contract Assets - Refer to Note 3.6.1 to the Financial Statements

Critical Audit Matter Description

On December 1, 2020, the Brazilian Securities and Exchange Commission (CVM) published Circular Letter/CVM/SNC/SEP/04/2020 (Circular Letter 04/2020), which provided complementary interpretative guidance on aspects of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments to be observed when preparing the financial statements by electric transmission companies.

We identified transmission contract assets as a critical audit matter because of judgments necessary to assess the effects of Circular Letter 04/2020, which required the use of technical knowledge and the interpretation of the context applicable to the matter as well as the high degree of auditor judgment and increased extent of effort involved.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to transmission contract assets included the following, among others:

•	We tested the effectiveness of controls related to Management’s process to measure, classify and disclose transmission contract assets in the financial statements.
•	We assessed the criteria used by Management to measure, classify and disclose transmission contract assets, including the effects arising from Circular Letter 04/2020.
162

•	We tested the completeness and accuracy, on a sample basis, of the transmission contract assets.
•	With the assistance of our technical standard and accounting professionals’ specialists, we evaluated the Company’s adequacy with respect to the concepts used to measure, classify and disclose transmission contract assets, including the effects arising from Circular Letter 04/2020, in the Company’s financial statements.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Curitiba, Brazil

April 19, 2021

We have served as the Company’s auditor since 2016.

© 2021. For information, contact Deloitte Touche Tohmatsu Limited.

163

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2020 and 2019

and for the years ended December 31, 2020, 2019 and 2018 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note		Restated	Restated
		12.31.2020	12.31.2019	01.01.2019
CURRENT ASSETS
Cash and cash equivalents	5	3,222,768	2,941,727	1,948,409
Bonds and securities	6	1,465	3,112	124,862
Collaterals and escrow accounts		197	147	203
Trade accounts receivable	7	3,768,242	3,120,168	2,944,091
Dividends receivable		67,066	70,092	76,672
CRC transferred to the Paraná State Government	8	287,789	219,236	190,876
Sectorial financial assets	9	173,465	355,570	421,184
Accounts receivable - concessions	10	4,515	4,545	4,180
Contract assets	11	285,682	161,740	134,016
Other current receivables	12	514,185	426,865	363,250
Inventories		162,791	130,442	116,285
Income tax and social contribution receivable		86,410	236,929	152,157
Other current recoverable taxes	13.2	1,565,323	205,060	160,842
Prepaid expenses	14	36,987	33,563	40,819
		10,176,885	7,909,196	6,677,846
Assets held for sale	40	1,230,546	-	-
		11,407,431	7,909,196	6,677,846

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	299,065	278,969	219,434
Other temporary investments		22,385	27,734	19,511
Collaterals and escrow accounts	21.1	133,521	98,433	89,555
Trade accounts receivable	7	51,438	62,399	162,915
CRC transferred to the Paraná State Government	8	1,104,835	1,131,449	1,254,166
Judicial deposits	15	486,746	504,190	528,290
Sectorial financial assets	9	173,465	118,419	257,635
Accounts receivable - concessions	10	1,897,825	1,873,824	1,792,685
Contract assets	11	5,207,115	4,628,913	4,053,040
Other noncurrent receivables	12	845,460	661,759	228,894
Income tax and social contribution receivable		137,778	142,532	166,384
Deferred income tax and social contribution	13.1	1,191,104	1,011,866	1,007,061
Other noncurrent recoverable taxes	13.2	4,539,498	322,011	231,400
Prepaid expenses	14	44	132	3,290
		16,090,279	10,862,630	10,014,260

Investments	16	2,729,517	2,523,179	2,368,234
Property, plant and equipment	17	9,495,460	10,592,103	10,840,663
Intangible assets	18	6,929,456	6,332,611	6,029,097
Right-of-use asset	27	132,521	92,831	118,022

		35,377,233	30,403,354	29,370,276

TOTAL ASSETS		46,784,664	38,312,550	36,048,122
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2020	12.31.2019	01.01.2019
CURRENT LIABILITIES
Payroll, social charges and accruals	19	684,046	337,044	284,179
Accounts payable to suppliers	20	2,291,307	1,685,280	1,419,243
Income tax and social contribution payable	13	681,831	60,132	197,949
Other taxes due	13.2	490,608	501,068	451,433
Loans and financing	21	717,677	255,521	1,113,047
Debentures	22	1,881,411	1,164,301	2,184,881
Dividend payable		991,887	616,356	375,675
Post-employment benefits	23	69,231	66,004	58,478
Sectorial charges payable	24	33,712	28,508	79,872
Research and development and Energy efficiency	25	380,186	375,395	270,429
Accounts payable related to concession	26	88,951	73,032	67,858
Sectorial financial liabilities	9	188,709	-	-
Lease liability	27	41,193	33,573	27,956
Other accounts payable	28	235,400	149,407	192,070
PIS and Cofins to be refunded to consumers	13.2.1	121,838	-	-
		8,897,987	5,345,621	6,723,070
Liabilities associated with assets held for sale	40	756,405	-	-
		9,654,392	5,345,621	6,723,070

NONCURRENT LIABILITIES
Accounts payable to suppliers	20	145,145	187,913	49,956
Deferred income tax and social contribution	13.1	484,338	293,666	157,420
Other taxes due	13.2	622,483	662,114	796,732
Loans and financing	21	2,470,854	2,886,862	2,934,260
Debentures	22	4,876,070	7,265,409	5,333,250
Post-employment benefits	23	1,424,383	1,128,932	910,285
Research and development and Energy efficiency	25	284,825	282,776	322,306
Accounts payable related to concession	26	642,913	539,555	516,305
Sectorial financial liabilities	9	-	102,284	96,531
Lease liability	27	97,168	63,031	90,066
Other accounts payable	28	469,886	349,462	116,954
PIS and Cofins to be refunded to consumers	13.2.1	3,805,985	-	-
Provisions for legal claims	29	1,555,704	1,606,713	1,664,773
		16,879,754	15,368,717	12,988,838

EQUITY
Attributable to controlling shareholders
Capital	30.1	10,800,000	10,800,000	7,910,000
Equity valuation adjustments	30.2	353,349	591,927	785,610
Legal reserve	30.3	1,209,458	1,014,248	914,751
Profit retention reserve	30.3	6,088,855	4,846,239	6,422,564
Additional dividends proposed from the non-capitalized earning reserve	30.4	1,507,449	-	-
		19,959,111	17,252,414	16,032,925

Attributable to non-controlling interests	16.2.2	291,407	345,798	303,289

		20,250,518	17,598,212	16,336,214

TOTAL LIABILITIES & EQUITY		46,784,664	38,312,550	36,048,122
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note		Restated	Restated
		12.31.2020	12.31.2019	12.31.2018
CONTINUING OPERATIONS

NET OPERATING REVENUE	31	18,633,249	15,869,245	14,550,464

Operating costs	32	(13,347,822)	(11,464,148)	(11,372,908)

GROSS PROFIT		5,285,427	4,405,097	3,177,556

Operational expenses / income
Selling expenses	32	(159,825)	(175,772)	(105,414)
General and administrative expenses	32	(809,408)	(711,289)	(706,844)
Other operational income (expenses)	32	(256,475)	(322,506)	(250,004)
Equity in earnings of investees	16	193,547	106,757	135,888
		(1,032,161)	(1,102,810)	(926,374)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		4,253,266	3,302,287	2,251,182

Financial results	33
Financial income		1,839,668	729,506	797,107
Financial expenses		(973,397)	(1,184,870)	(1,210,252)
		866,271	(455,364)	(413,145)

OPERATING PROFIT		5,119,537	2,846,923	1,838,037

INCOME TAX AND SOCIAL CONTRIBUTION	13.3
Current		(1,260,469)	(416,687)	(522,550)
Deferred		(24,896)	(258,974)	51,384
		(1,285,365)	(675,661)	(471,166)

NET INCOME FROM CONTINUING OPERATIONS		3,834,172	2,171,262	1,366,871

DISCONTINUED OPERATIONS
Net income (loss) from discontinued operations		75,578	(108,393)	77,133

NET INCOME		3,909,750	2,062,869	1,444,004
Attributed to shareholders of the parent company arising from continuing operations		3,823,981	2,078,267	1,308,901
Attributed to shareholders of the parent company due to discontinued operations		80,221	(88,321)	98,162
Attributed to non-controlling shareholders resulting from continuing operations	16.2.2	5,548	72,923	36,941

BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING
SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	30.5
Common shares		1.33430	0.72523	0.45683
Class "A" Preferred shares		1.76982	0.89086	0.50251
Class "B" Preferred shares		1.46773	0.79778	0.50251
BASIC AND DILUTED EARNING PER SHARE
ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	30.5
Common shares		1.36229	0.69440	0.49109
Class "A" Preferred shares		1.80062	0.85790	0.54020
Class "B" Preferred shares		1.49852	0.76388	0.54020
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note		Restated	Restated
		12.31.2020	12.31.2019	12.31.2018
NET INCOME		3,909,750	2,062,869	1,444,004
Other comprehensive income
Items that will never be reclassified to profit or loss	30.2
Gain (losses) on actuarial liabilities
Post employment benefits		(271,345)	(186,628)	(58,354)
Taxes on other comprehensive income		92,190	63,444	19,994
Total other comprehensive income, net of taxes		(179,155)	(123,184)	(38,360)

TOTAL COMPREHENSIVE INCOME		3,730,595	1,939,685	1,405,644
Attributable to controlling shareholders – continuing operations		3,645,033	1,950,810	1,270,387
Attributable to controlling shareholders – discontinued operations		80,221	(88,321)	98,162
Attributed to non-controlling shareholders - continuing operations		5,341	77,196	37,095
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves
							Additional dividends proposed from the non-capitalized earning reserve			Attributable
						Profit				to non -
			Deemed	Other comprehensive	Legal	retention		Accumulated	Shareholders’	controlling
	Note	Capital	cost	income	reserve	reserve		profit	equity	interests	Equity
Balance as of January 1, 2018		7,910,000	873,306	17,904	844,398	5,397,310	-	-	15,042,918	302,661	15,345,579
Net Income		-	-	-	-	-	-	1,407,063	1,407,063	36,941	1,444,004
Other comprehensive income
Actuarial gain (losses), net of taxes	30.2	-	-	(38,514)	-	-	-	-	(38,514)	154	(38,360)
Total comprehensive income		-	-	(38,514)	-	-	-	1,407,063	1,368,549	37,095	1,405,644
Realization - deemed cost, net of taxes	30.2	-	(67,086)	-	-	-	-	67,086	-	-	-
Allocation proposed to GSM:
Legal reserve		-	-	-	70,353	-	-	(70,353)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	-	(280,000)	(280,000)	-	(280,000)
Dividends	30.4	-	-	-	-	-	-	(98,542)	(98,542)	(36,467)	(135,009)
Profit retention reserve		-	-	-	-	1,025,254	-	(1,025,254)	-	-	-
Balance as of December 31, 2018		7,910,000	806,220	(20,610)	914,751	6,422,564	-	-	16,032,925	303,289	16,336,214
Net Income		-	-	-	-	-	-	1,989,946	1,989,946	72,923	2,062,869
Other comprehensive income
Actuarial losses, net of taxes	30.2	-	-	(122,583)	-	-	-	-	(122,583)	(601)	(123,184)
Gain (losses) on Subsidiary with interest variation	30.2	-	-	(4,874)	-	-	-	-	(4,874)	4,874	-
Total comprehensive income		-	-	(127,457)	-	-	-	1,989,946	1,862,489	77,196	1,939,685
Realization - deemed cost, net of taxes	30.2	-	(66,226)	-	-	-	-	66,226	-	-	-
Capital increase		2,890,000	-	-	-	(2,890,000)	-	-	-	-	-
Deliberation of additional dividends proposed	16.2.2	-	-	-	-	-	-	-	-	(3,335)	(3,335)
Dividends		-	-	-	-	-	-	-	-	(7,838)	(7,838)
Allocation proposed to GSM:
Legal reserve		-	-	-	99,497	-	-	(99,497)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	-	(643,000)	(643,000)	-	(643,000)
Dividends	30.4	-	-	-	-	-	-	-	-	(23,514)	(23,514)
Profit retention reserve		-	-	-	-	1,313,675	-	(1,313,675)	-	-	-
Balance as of December 31, 2019		10,800,000	739,994	(148,067)	1,014,248	4,846,239	-	-	17,252,414	345,798	17,598,212
Net Income		-	-	-	-	-	-	3,904,202	3,904,202	5,548	3,909,750
Other comprehensive income
Actuarial losses, net of taxes	30.2	-	-	(178,948)	-	-	-	-	(178,948)	(207)	(179,155)
Total comprehensive income		-	-	(178,948)	-	-	-	3,904,202	3,725,254	5,341	3,730,595
Realization - deemed cost, net of taxes	30.2	-	(59,630)	-	-	-	-	59,630	-	-	-
Deliberation of additional dividends proposed	16.2.2	-	-	-	-	-	-	-	-	(51,799)	(51,799)
Allocation proposed to GSM:
Legal reserve		-	-	-	195,210	-	-	(195,210)	-	-	-
Interest on ow n capital	30.4	-	-	-	-	-	-	(807,500)	(807,500)	-	(807,500)
Additional dividends proposed from the non-capitalized earning reserve		-	-	-	-	(1,507,449)	1,507,449	-	-	-	-
Dividends	30.4	-	-	-	-	-	-	(211,057)	(211,057)	(7,933)	(218,990)
Profit retention reserve		-	-	-	-	2,750,065	-	(2,750,065)	-	-	-
Balance as of December 31, 2020		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Notes are an integral part of this quarterly information

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note		Restated	Restated
		12.31.2020	12.31.2019	12.31.2018
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations		3,834,172	2,171,262	1,366,871
Net income (loss) from discontinued operations		75,578	(108,393)	77,133
Net income		3,909,750	2,062,869	1,444,004

Adjustments to reconcile net income for the period with cash
Unrealized monetary and cambial variation and debt charges - net		456,456	760,727	723,951
Interest - bonus from the grant of concession agreements under the quota system	10.3	(94,307)	(91,404)	(85,986)
Remuneration of transmission concession contracts	11.3	(777,670)	(501,566)	(351,544)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	(1,755,112)	(105,184)	-
Income tax and social contribution	13.3	1,260,469	416,687	522,550
Deferred income tax and social contribution	13.3	24,896	258,972	(51,657)
Equity in earnings of investees	16.1	(193,547)	(106,757)	(135,888)
Appropriation of acturial calculation of post-employment benefits	23.4	94,349	99,578	97,900
Appropriation of pension and healthcare contributions	23.4	130,129	138,974	151,215
Creation for research and development and energy efficiency programs	25.2	148,019	130,678	125,369
Recognition of fair value of assets related to concession compensation	31	(57,341)	(36,646)	(47,499)
Sectorial financial assets and liabilities result	31	(746,052)	(25,057)	(985,344)
Depreciation and amortization	32	1,009,912	950,726	696,933
Net operating estimated losses, provisions and reversals	32.4	237,294	260,051	281,104
Result of business combination carried out with asset swap - gain		-	1,414	3,769
Realization of added value in business combinations		(722)	1,536	-
Result of disposal of investment		-	-	(8,174)
Fair value in energy purchase and sale operations	31.1	(137,463)	(204,876)	(3,786)
Derivatives fair value	33	(24,511)	-	-
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	144	146	1,536
Loss on disposal of contract assets	11.1 and 11.3	35,590	7,949	9,762
Loss on disposal of property, plant and equipment		5,195	15,287	22,293
Loss on disposal of intangible assets	18.1 and 18.4	52,811	26,368	28,421
Result of write-offs of use rights of assets and liabilities of leases - net	27.1 and 27.2	(314)	(31)	-
		3,577,975	4,060,441	2,438,929

Decrease (increase) in assets
Trade accounts receivable		(175,049)	243,617	193,466
Dividends and interest on own capital received		53,952	36,732	50,858
CRC transferred to the Government of the State of Paraná	8.1	300,025	278,586	260,117
Judicial deposits		16,729	45,482	89,527
Sectorial financial assets	9.2	979,642	277,265	482,974
Other receivables		(13,898)	(59,793)	21,556
Inventories		(40,035)	(13,662)	(5,281)
Income tax and social contribution		123,582	(37,226)	360,714
Other current taxes recoverable		74,125	(20,350)	(67,902)
Prepaid expenses		(3,473)	10,450	8,560
Related parties		-	(602)	-
		1,315,600	760,499	1,394,589

Increase (decrease) in liabilities
Payroll, social charges and accruals		347,002	52,792	(29,845)
Related parties		-	-	(59)
Suppliers		292,108	263,346	(575,722)
Other taxes		(79,053)	(132,423)	75,351
Post-employment benefits	23.4	(197,143)	(199,007)	(204,809)
Sectorial charges due		5,204	(51,442)	(70,507)
Research and development and energy efficiency	25.2	(153,729)	(91,306)	(91,015)
Payable related to the concession	26.1	(74,931)	(70,569)	(64,365)
Other accounts payable		117,610	(51,095)	103,198
Provisions for legal claims		(167,316)	(366,066)	(143,864)
		89,752	(645,770)	(1,001,637)

CASH GENERATED FROM OPERATING ACTIVITIES		4,983,327	4,175,170	2,831,881

Income tax and social contribution paid		(636,420)	(560,692)	(411,037)
Loans and financing - interest due and paid		(183,391)	(325,677)	(288,577)
Debentures - interest due and paid		(386,281)	(664,247)	(475,547)

Charges for lease liabilities paid		(6,679)	(8,356)	-

NET CASH GENERATED BY OPERATING ACTIVITIES FROM
CONTINUING OPERATIONS		3,770,556	2,616,198	1,656,720

NET CASH GENERATED BY OPERATING ACTIVITIES FROM
DISCONTINUED OPERATIONS	40	170,288	328,808	114,251

NET CASH GENERATED FROM OPERATING ACTIVITIES		3,940,844	2,945,006	1,770,971
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note		Restated	Restated
		12.31.2020	12.31.2019	12.31.2018
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(48,238)	45,170	(75,804)
Receipt of loans and financing granted to related parties		-	-	117,645
Additions to contract assets		(1,349,688)	(1,042,093)	(792,835)
Customers contributions - contract assets		112,689	104,067	106,764
Acquisitions of subsidiaries - effect on cash		-	(123,794)	7,998
Additions in investments	16.1	(72,439)	(133,874)	(51,557)
Capital reduction of investees	16.1	228	35,035	35,280
Additions to property, plant and equipment		(226,325)	(367,883)	(1,208,953)
Customers contributions - property, plant and equipment		-	-	12
Additions to intangible assets		(10,225)	(4,711)	(7,161)

NET CASH USED BY INVESTMENT ACTIVITIES
FROM CONTINUING OPERATIONS		(1,593,998)	(1,488,083)	(1,868,611)

NET CASH USED BY INVESTMENT ACTIVITIES
FROM DISCONTINUED OPERATIONS	40	(73,573)	(175,568)	(280,542)

NET CASH USED FROM INVESTING ACTIVITIES		(1,667,571)	(1,663,651)	(2,149,153)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.4	263,000	796,296	1,314,766
Issue of Debentures		-	2,755,028	2,890,283
Payments of principal - loans and financing		(248,863)	(1,655,065)	(1,120,340)
Payments of principal - debentures		(1,036,490)	(1,977,125)	(1,491,667)
Amortization of principal of lease liabilities		(46,365)	(27,490)	-
Dividends and interest on own capital paid		(626,357)	(380,421)	(300,722)

NET CASH (USED) GENERATED BY FINANCING ACTIVITIES
FROM CONTINUING OPERATIONS		(1,695,075)	(488,777)	1,292,320

NET CASH (USED) GENERATED BY FINANCING ACTIVITIES
FROM DISCONTINUED OPERATIONS	40	(20,038)	200,740	(5,804)

NET CASH (USED) GENERATED BY FINANCING ACTIVITIES		(1,715,113)	(288,037)	1,286,516

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		558,160	993,318	908,334

Cash and cash equivalents at the beginning of the period	5	2,941,727	1,948,409	1,040,075
Cash and cash equivalents at the end of the period	5	3,222,768	2,515,179	1,929,201
Cash and cash equivalents from discontinued operations		277,119	426,548	19,208

CHANGE IN CASH AND CASH EQUIVALENTS		558,160	993,318	908,334
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

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

a)	Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses was discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions.

On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, who attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal, state and municipal governments have implemented several measures to deal with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as means to slow the spread of the disease. These measures were relaxed from September 2020 with the reduction of social isolation and the increase in economic activity; however, in mid-February and early March 2021 the stricter restrictions returned due to the worsening of the pandemic.

As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company, The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power,

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas and telecommunications, so that they can remain connected and take advantage of Company services in this critical moment of pandemic and social distancing. Copel and its employees go to great lengths to ensure that their customers and family members have healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity for everyone.

Effects from coronavirus (Covid-19) on the financial statements

The drop in growth and the downturn in certain business segments, resulting from the suspension of certain businesses and activities caused by the coronavirus outbreak, have been affecting performance of the Brazilian economy, with effects on Copel's operations, mainly due to the reduction in electric energy demand in the regulated market, which was affected more intensely in the industrial and commercial consumption classes, which registered a decrease of 12.6% and 11.8% in the year, respectively, in relation to the previous year. However, the residential class registered a growth of 5.5% in the year, mainly influenced by measures of social isolation.

On April 8, 2020, valid until August 5, 2020, Provisional Measure 950 was enacted by the Federal Government, which provides for temporary emergency measures for the energy sector due to the declared state of public calamity, establishing an exemption in energy tariffs, funded by the energy sector charge called Energy Development Account - CDE, for low-income consumers with consumption of up to 220 kWh/month, for a period of three months, and providing funds through a credit operation aimed at providing financial relief to energy distributors. On the same date, Aneel published Normative Act 986, authorizing the Electric Energy Trading Chamber - CCEE during 2020, to pass on to the sector agents, with consumption characteristics, the surplus funds available in the reserve fund for future burden relief, with the objective of strengthening the sector's liquidity during the virus pandemic.

On April 8, 2020 and May 13, 2020, the Company obtained access to funds amounting to R$ 84,881 and R$ 8,666, respectively, which were recorded as sector financial liabilities.

On May 18, 2020, Decree 10,350 was enacted, which provided for the creation of the Covid Account, intended for the electric sector to deal with the state of public calamity recognized by Legislative Decree 6, of March 20, 2020, and which regulated the Provisional Measure 950 valid until August 5, 2020. On June 23, 2020, Aneel issued Resolution 885, which provides for the Covid Account, financial operations, the use of the CDE for these purposes and the corresponding procedures.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

These measures are intended to balance cash of energy distribution companies and prevent the effects from default and reduced energy consumption during the coronavirus pandemic from affecting the entire sector, as well as easing tariff pressure on consumers, in 2020, due to the windfall costs arisen in the context of the Covid-19 pandemic.

Copel has filed the Statement of Acceptance of the Provisions of Decree 10,350/2020. The total amount requested was R$ 869,516, and on June 25, 2020, had already expressed its position about the advance of R$ 536,359 referring to the recognized CVA, which was part of its annual tariff adjustment. The total amount requested was fully received on July 31, 2020.

It should be noted that the provisional measure did not reach energy contracts entered into in the free market. To reduce the impact on revenue from this market and to avoid future legal disputes, Copel renegociated with its customers, with difficulty in fulfilling contracts, proposing payments in installments and postponing maturity of energy bills.

In relation to the captive distribution market, Copel has been posting decrease in revenue, mainly in the commercial and industrial classes, which reduced consumption by 11.8% and 12.6%, respectively, reflecting the fall in economic activities, mainly when stricter restrictions are implemented in an attempt to reduce the level of contagion among the population. On the other hand, there has been an increase in revenue in the residential class, due to the social distancing measures, and in the rural class, reflecting the good performance of agribusiness in the Paraná state. With regard to collection, the Company has been in contact with its main customers and has made the collection policy more flexible during the pandemic period, as such, there has been an increase in number of payments in installments.

Due to the measures applied by Aneel in the context of Covid-19, the Company has not suspended energy supply to residential customers and to essential services and activities until July 31, 2020. In this respect, with the health crisis there has been an increase of R$ 35,800 in estimated expected credit losses recorded by Copel DIS no 1st semester de 2020, due to the increase in consumers' default, coupled with the drop in collection and the stoppage of several commercial and industrial activities resulting from the social distancing measures, this reducing Copel DIS's financial and economic results. With the 3.1% drop in consumption of the captive energy market for the year, due to the pandemic scenario, the Company estimates over-contracting of 105.5% of electricity in 2020 at Copel DIS. However, as described in Note 35.2.9, the Company understands that this overcontracting will be considered involuntary.

Copel has been monitoring energy load projections and has not seen any signs of significant retraction in the beginning of 2021, which may occur if restrictions have a long-term impact on non-essential industrial and commercial activities.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Another point for attention are the possible impacts on the implementation schedule of energy generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn. Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company's construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as the negotiations with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing the financial statements for the year ended December 31, 2020, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

a.1) Expected credit losses

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

The Company's accounts receivable position as of December 30, 2020, as well as the estimates of expected credit losses reflect in a timely manner the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and stricter restrictions on social distancing are implemented as an attempt to reduce the level of transmission among the population.

In 2020, Copel’s expected credit loss estimates were more impacted in the first half-year, mainly due to regulatory restrictions that prevented, until July 31, 2020, cuts in the supply of energy to defaulting customers, as well as the greater restriction in social isolation in that period. In the second half of 2020, the loss estimates were less impacted due to the easing of social isolation that led to a resumption of economic activity, the continuity of cuts in the supply of energy and the renegotiation with defaulting customers.

On March 26, 2021, Aneel Resolution No. 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other groups of consumers, with no material impact for the Company, given that these consumers are already covered by the State Law No. 20,187 / 2020, which also deals with the prohibition on cutting the power supply.

Despite the worsening of the pandemic at the beginning of 2021, Copel resumed collection actions with defaulting consumers and created special conditions for payment of debts, giving conditions to consumers affected by the restrictions of social distance, necessary to prevent the spread of the virus, in keeping up with their obligations to the Company.

a.2) Impairment of non-financial assets - impairment

The assumptions for all non-financial assets were assessed individually and the conclusion is that the net carrying amount of the assets is recoverable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The assumptions in connection with the Company's material non-financial assets were assessed individually and Management concluded that it is necessary to adjust the amount of impairment for some assets, as shown in Note 17.

Despite the hydrological scenario in southern Brazil in 2020 benefiting the dispatch of the thermoelectric plant, the most significant impairment adjustment occurred at UEG Araucária, in view of the more gradual expectation of a resumption of energy demand, which affected its long term cash flow estimates, which makes the plant's consumption assumptions occur in a shorter period than the previous projections.

For the other projects, there was an impairment reversal, as presented in Note 17.5. In relation to the projections, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium term, there was impact on the prices negotiated in the free market on the portion of non-contracted energy, but with no significant impact for the Company. Finally, in the long term, the main assumptions used to calculate the impairment (future energy prices and Generation Scaling Factor - GSF levels) did not change significantly, accordingly evidencing the recoverability of assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a.3) Recovery of deferred tax assets

The Company has a balance of R$ 1,191,104 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at December 31, 2020. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The effects of pandemic on the mark-to-market of electric power purchase and sale agreements occurred mainly in the variation of short-term future prices due to more favorable hydrology and load reduction. In the long-term, future electric power prices did not change significantly. Therefore, at this time, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, despite the fact that the pandemic effects remain uncertain, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

a.6) Post-employment benefits

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Although to the economic instability in this pandemic period, the fair value of the plan assets didn’t fall at December 31, 2020 in relation to the fair value at December 31, 2019. Therefore, the pension plan did not generate additional obligations due to the existence of a surplus, as for the actuarial liabilities of the assistance plan, an increase was recognized in an amount sufficient to cover the actuarial deficit in view of the current assessment, as shown in Note 23.

a.7) Liquidity

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

At December 31, 2020, the Company's consolidated net working capital totals R$ 1,753,039 (R$ 2,563,575, at December 31, 2019) with a balance of cash and cash equivalents of R$ 3,222,768, compared to the balance of R$ 2,941,727 at December 31, 2019.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company has been monitoring its financial liquidity, considering the possibility of raising funds and the prospect of cash retention, already implemented and under preparation, and taking necessary actions in our operations such as cost reduction and postponement of investments with the objective of guaranteeing compliance with financial obligations in due time.

a.8) Other assets

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year. With the emergency measures for the electric power sector provided for in Provisional Act No. 950 dated April 8, 2020 and in Decree 10,350 of May 18, 2020, Management understands that realization of sector financial assets and liabilities recorded as at December 31, 2020 is sustained. On July 31, 2020, Copel DIS had already had access to the total amount of funds requested from the Covid Account.

In view of all of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the financial statements at December 31, 2020, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

b)	Renegotiation of the Hydrological Risk (Generation Scaling Factor-GSF)

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Said compensation will be occur upon the extension of the grant, limited to seven years, calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) abandon any lawsuits whose purpose is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In the renegotiation of the hydrological risk, Management will exercise its judgment in the development and application of the accounting policy, as provided for in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred IAS 38, the asset to be constituted , in case of renegotiation of the non-hydrological risk, will be recognized at fair value, considering the best estimate of the Company, based on the parameters determined by Aneel's regulation, considering the expected future flows in this new concession period, as well as the compensation values calculated by the Electric Energy Trading Chamber (CCEE). The amount will be transformed by Aneel in extending the term of concession.

The compensation to hydroelectric generators, which will occur through the extension of the concession period for concessions of generation, will be recognized, in case of renegotiation, as intangible asset in exchange for the compensation of electricity costs.

On March 2, 2021, CCEE released the calculations of the renegotiation of the hydrological risk and the results, which total R$ 1,366,343 for the 15 eligible plants of the Company, to be sent to Aneel and submitted for approval analysis. As of the date of publication of these Financial Statements, the Company has not yet adhered to the renegotiation of the hydrological risk, as the Management awaits the approval by Aneel of the approximately 510 days of average extension of the concession of its plants to assess the possible adherence to the terms of the renegotiation, and waiver of future questioning or lawsuits in relation to the hydrological risks at issue.

1.1	Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1	Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL) (Note 40)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Serviços S.A. (Copel SER) (a)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e
Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A. (b)	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A. (b) (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A. (b) (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A. (b) (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A. (b) (c)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
(a) In October 2020 there was a change in the bylaws of Copel Renováveis S.A. which included the change of the corporate name to Copel Serviços S.A.
(b) Pre-operating stage.
(c) SPEs established with a 99.99% interest in Copel GeT and 0.1% in Cutia. The transfer of all shares to Copel GeT is in progress.
Commercialization Contracts in the Regulated Environment - CCEARs.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

UEG Araucária

On November 10, 2020, at the Meeting of Shareholders, the reduction of the share capital of UEG Araucária Ltda., through the absorption of accumulated losses, as well as the transformation of the corporate type of UEGA, from limited company to public limited company was aprroved.

1.1.2	Joint Ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participções S.A.	Curitiba/PR	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Extraction of oil and natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
(a) Project with halted activities due to a Public Civil Action pending judgment by Federal Court. An arbitration proceeding will be started to decide about relief ofcontractual obligations with no burden for bidders, with consequent return of signing up bonus, refund of incurred costs with collateral and relief of collateral provided.
(b) On November 11, 2020, the last asset of the project entered into commercial operation, so that the transmission line is 100% operational.

Solar Paraná GD Participações S.A. – in pre-operating phase

In May 2020, Copel acquired a 49% interest in Solar Paraná GD Participações S.A., which is a holding company of six Special Purpose Entities (SPE), operating in the distributed generation sector: Pharma Solar II, Pharma Solar III, Pharma Solar IV, Bandeirantes Solar I, Bandeirantes Solar II, and Bandeirantes Solar III.

In the acquisition process, the fair values of the net assets acquired were identified and Copel recorded a bargain purchase in profit or loss for the year, as shown in the table below:

Fair value on net assets acquired	1,106
Percentage of interest transferred	49%
Fair value on net assets acquired by Copel	542
Transferred consideration amount	294
Bargain purchase (negative goodwill)	248

On March 1, 2021, commercial operation began with 3 MWp (megawatt-peak, photovoltaic power unit) out of a total of 5.36 MWp of installed power, enough to already serve the energy consumption of approximately 2,500 homes.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.3	Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

Sercomtel S.A. Telecomunicações

On August 18, 2020, the auction for the sale of the shares of Sercomtel S.A. Telecomunicações was successfully held. In October 2020, the Share Purchase and Sale Agreement (CCVA) was signed by Copel and the buyer, Bordeaux Fundo de Investimento em Participações Multiestratégia. On October 27, 2020 and December 7, 2020, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and the National Telecommunications Agency (Agência Nacional de Telecomunicações - Anatel), respectively, approved the transaction, without restrictions.

On December 23, 2020, Copel received the amount of R$ 1,536 for the sale of the asset and this amount was fully recorded as a gain in 2020 profit, considering that Copel's investment was reduced to zero due to the tests of recovery of this asset.

Dominó Holdings Ltda.

On December 10, 2020, in common and reciprocal agreement, the partners Copel Comercialização S.A. and Andrade Gutierrez Participações S.A. signed a Company Dissolution Term to dissolve the commercial company incorporated under the corporate name of Dominó Holdings Ltda. At Copel Comercialização S.A., the investment balance adjusted this date, amounting to R$ 153, was fully transferred to “Other receivables”.

1.1.4	Joint Operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 17.4)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 17.4)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0
Consórcio Paraná IP (b)	Copel	49.0
	Consórcio BRC	51.0
a)	Consórcio Copel Energia a Gás Natural

With the intention of structuring a strategic natural gas plan for the State of Paraná, aiming to develop viable solutions in the area of natural gas to serve the thermoelectric and non-thermoelectric markets of Paraná, in July 2020 the Consórcio Copel Energia a Gás Natural  was founded, which aims to develop technical, economic-financial and socio-environmental feasibility studies for the project, in addition to preparing basic projects and obtaining a prior environmental license for the projects.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP  was created, with the objective of participating in studies and tenders aimed at obtaining municipal concessions and establishing Public-Private Partnerships with municipalities or consortia of municipalities interested in the modernization of their public lighting systems and in the development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently.

2	Concessions and Authorizations
2.1	Concession contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Copel TEL (Note 40)	Authorization term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.28.2033
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP
2.1.1	Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the date of July 6, 2024 as the concession's expiration date.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession, understanding that expiration occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagás filed a lawsuit, considering the unconstitutionality of the Law. Provisional protection was granted to Compagás recognizing the validity of the maturity clause provided for in the contract.

In view of the above, however, there was no consensus between Copel's and Compagás' understanding of which document should be used for accounting recognition, so that Copel considered the Supplementary Law as a document for accounting purposes while the Compagás maintained its accounting records considering the expiration date provided for in the concession contract.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, which determined the expiration of the concession for the exploitation of gas services channeled by Compagás on January 20, 2019. Therefore, Copel reassessed the balances of Compagás' financial assets and intangible assets within its consolidated balance sheet, so that, as of December 2020, the balance of the financial assets, to be received for the indemnity provided for in the concession contract, is the same balance recorded in the balance sheet of its investee and the difference generated by the practice adjustment made since December 2017, recorded in intangible assets, will be amortized until the end of the concession. The impacts recorded are as follows:

12.31.2020	Compagás balances	Adjustments	Copel balances
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	189,416	-	189,416
Intangible assets	102,627	29,739	132,366
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	34,591	(22,437)	12,154
Operating Costs
Amortization	(29,442)	199	(29,243)

12.31.2019	Compagás balances	Adjustments	Copel balances
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	144,813	179,572	324,385
Intangible assets	127,598	(127,598)	-
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	9,181	1,234	10,415
Operating Costs
Amortization	(28,854)	400	(28,454)

12.31.2018	Compagás balances	Adjustments	Copel balances
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	148,720	199,257	347,977
Intangible assets	152,538	(148,919)	3,619
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	9,184	3,009	12,193
Operating Costs
Amortization	(29,012)	6,253	(22,759)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder		100	01.17.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.28.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

PUBLIC SERVICE CONCESSIONS
Generation concession 045/1999
TPP Figueira (Note 35.2.6)		100	03.27.2019
HPP São Jorge (Note 35.2.6)		100	12.05.2024
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.16.2029
HPP Gov. José Richa (Salto Caxias)		100	05.05.2030
Generation concession 001/2020
UHE Guaricana		100	08.16.2026
Authorization 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.24.2030
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under
	Resolution 7,802/2019	100	01.02.2041
F.D.A. Geração de Energia Elétrica	Generation concession contract 002/2020	100	09.17.2023
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
(a) Building under construction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - Extended by the 3rd addendum		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(b)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2021
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2021
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.07.2046	2021
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza
Contract 006/2016 - Transmission line 230 kV Curitiba Centro - Uberaba
Contract 006/2016 - Substation Medianeira 230/138 kV
Contract 006/2016 - Substation Curitiba Centro 230/138 kV
Contract 006/2016 - Substation Andirá Leste 230/138 kV

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2022
	Transmission line 230 kV Cascavel Oeste - Umuarama
	Substation Umuarama 230/138 kV
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2022
	Transmission line 230 kV Umuarama - Guaíra
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte
	Substation Santa Quitéria 230/138/13,8 kV
	Substation Cascavel Norte 230/138/13,8 kV
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2022
	Transmission line 525 kV Curitiba - Curitiba Leste
	Substation Curitiba Leste 525/230 kV
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2022
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2022
	Transmission line 500 kV Paranaíta - Cláudia
	Transmission line 500 kV Cláudia - Paranatinga
	Transmission line 500 kV Paranatinga - Ribeirãozinho
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2022
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte - Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas
	Transmission line 500 kV Rio das Éguas - Luziânia
	Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias
	Transmission line 500 kV Araraquara 2 - Itatiba
	Transmission line 500 kV Araraquara 2 - Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV (a)
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(b)
(a) Beginning of commercial operation on April 1, 2021
(b) Do not undergo tariff review and RAP reduces to 50% in the 16th year

During 2019, three important enterprises started their commercial operations:

- UHE Colíder: in March, May and December 2019, the three generating units of the plant entered into commercial operation, respectively, totalizing 300 MW of installed power.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

- UHE Baixo Iguaçu: Commercial operation of units 1 and 2 began in February 2019, with unit 3 starting in April 2019, with a total installed capacity of 350.2 MW.

- Cutia and Bento Miguel Wind Complexes: From the last two week of December 2018 to March 2019, all wind farms went into commercial operation, with a total installed capacity of 312.9 MW.

As of December 31, 2020, the main projects under construction are still in progress.

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

The issuance of these consolidated financial statements was approved by Management on April 19,2021.

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

•	Note 4.1 - Basis of consolidation and
•	Note 4.2 - Financial instruments

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.4.2	Uncertainties over assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a chance of resulting in a material change within the next financial year is included in the following notes:

•	Notes 4.3 and 9 - Sectorial financial assets and liabilities;
•	Notes 4.4 and 10 - Accounts receivable related to the concession
•	Notes 4.5 and 11 - Contract assets;
•	Notes 4.8 and 17 - Property, plant and equipment;
•	Notes 4.9 and 18 - Intangible assets;
•	Notes 4.10.1 and 7.3 - Expected credit losses
•	Notes 4.10.2, 17.5 and 17.6 - Impairment of assets;
•	Notes 4.11 and 29 - Provisions for litigation and contingent liabilities;
•	Note 4.12 - Revenue recognition;
•	Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber – CCEE);
•	Note 4.15 - Derivative financial instruments;
•	Note 4.16 and 13.1- Deferred income tax and social contribution; and
•	Note 4.17 and 23 - Post-employment benefits.
3.5	Management’s judgment on going concern

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

3.6	Restatement of comparative balances
3.6.1	Reclassification of the assets of the Existing System Basic Network - RBSE

After the initial adoption in 2018 of IFRS 15 and IFRS 9, the Brazilian Securities and Exchange Commission (CVM) published on December 1, 2020 complementary interpretive guidance on the adoption of these standards to be observed in the preparation of the Financial Statements of the Electricity Transmitting Companies for the Financial Statements at December 31, 2020.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

With regard to the treatment of the assets of the Existing System Basic Network (RBSE), Technical Note No. 336/2016 of Aneel regulated the calculation method for calculating the cost of capital and calculating the Annual Permitted Revenue (RAP) regarding the value of the installations of the RBSE assets and determined payment amounts and terms for the concessionaires. The RAP calculation was divided into two components: economic, referring to the cost of capital of non-depreciated assets in July 2017, and financial, referring to the unpaid cost of capital between January 2013 and June 2017, with annual payment for an 8-year term.

Copel's interpretation, when implementing Technical Pronouncements IFRS 15 and IFRS 9, was to classify the financial portion as a financial asset at amortized cost by understanding, at the time, that: Aneel separated the receipt flows with specific contractual terms, that assets are maintained in the business model to receive contractual cash flow; and that the application of the Variable Portion (PV) would not significantly change the economic nature of the financial portion.

However, CVM's understanding, presented in Circular Letter/CVM/SNC/ SEP/No. 04/2020, is that there is the same category of RBSE asset, subject to the same regulation and the same tariff and regulation mechanism, in a way that the entire transmission infrastructure should be classified as a contract asset.

Accordingly, at December 31, 2020, Copel reclassified the balances of RBSE assets that were recorded in line item Accounts receivable linked to concession to Contract assets. Additionally, the balances of these line items, in the Balance Sheets as of December 31, 2019 and January 1, 2019, are being restated to reflect the reclassification, for comparative purposes, with no effect on the total current assets and non-current assets, in the statements of income, comprehensive income and cash flows of previous years. The reclassification also had no impact the covenants of  borrowing and debenture agreements. The following tables show the effects only between the asset line items:

12.31.2019	As previously stated	Adjustments	Restated
STATEMENT OF FINANCIAL POSITION
ASSETS	38,312,550	-	38,312,550
CURRENT ASSETS	7,909,196	-	7,909,196
Accounts receivable - concessions	58,842	(54,297)	4,545
Contract assets	107,443	54,297	161,740
NONCURRENT ASSETS	30,403,354	-	30,403,354
Accounts receivable - concessions	2,558,796	(684,972)	1,873,824
Contract assets	3,943,941	684,972	4,628,913

01.01.2019	As previously stated (a)	Adjustments	Restated
STATEMENT OF FINANCIAL POSITION
ASSETS	36,048,122	-	36,048,122
CURRENT ASSETS	6,677,846	-	6,677,846
Accounts receivable - concessions	53,177	(48,997)	4,180
Contract assets	85,019	48,997	134,016
NONCURRENT ASSETS	29,370,276	-	29,370,276
Accounts receivable - concessions	2,497,514	(704,829)	1,792,685
Contract assets	3,348,211	704,829	4,053,040
(a) The balance considers the adjustments of 01.01.2019 resulting from the initial application of IFRS 16, as shown in Note 4.16 of the Consolidated Financial Statements of December 31, 2019.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.6.2	Discontinued operation

As result of the divestment process of Copel Telecomunicações S.A., described in Note 40, the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows are being restated for comparison purposes, according to paragraph 34 of IFRS 5, as follows :

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2019	As previously stated	Discontinued operations	Restated
STATEMENTS OF INCOME
NET OPERATING REVENUE	16,244,274	(375,029)	15,869,245
Operating costs	(11,760,176)	296,028	(11,464,148)
GROSS PROFIT	4,484,098	(79,001)	4,405,097
Selling expenses	(207,059)	31,287	(175,772)
General and administrative expenses	(734,300)	23,011	(711,289)
Other operational income (expenses)	(458,815)	136,309	(322,506)
Equity in earnings of investees	106,757	-	106,757
Profit before financial results and taxes	3,190,681	111,606	3,302,287
Financial results	(488,486)	33,122	(455,364)
Operating profit	2,702,195	144,728	2,846,923
Income tax and social contribution	(639,326)	(36,335)	(675,661)
Net income for the period - continuing operations	2,062,869	108,393	2,171,262
Result of discontinued operations	-	(108,393)	(108,393)
Net income	2,062,869	-	2,062,869
Attributed to controlling shareholders	1,989,946	-	1,989,946
Attributed to non-controlling interest	72,923	-	72,923
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	(123,184)	-	(123,184)
Total comprehensive income	1,939,685	-	1,939,685
Attributed to controlling shareholders	1,862,489	-	1,862,489
Attributed to non-controlling interest	77,196	-	77,196
STATEMENTS OF CASH FLOWS
Cash flow from opertional activities	2,945,006	-	2,945,006
Net income	2,062,869	-	2,062,869
Profit adjustments	2,416,665	(419,093)	1,997,572
Changes in assets and liabilities	75,908	38,821	114,729
Taxes and charges paid	(1,610,436)	51,464	(1,558,972)
Result of discontinued operations	-	328,808	328,808
Cash flow from investment activities	(1,663,651)	-	(1,663,651)
Property, plant and equipment and intangible assets	(548,162)	175,568	(372,594)
Other activities	(1,115,489)	-	(1,115,489)
Discontinued operations	-	(175,568)	(175,568)
Cash flow from financing activities	(288,037)	-	(288,037)
Issue of Loans and Debentures	3,761,324	(210,000)	3,551,324
Loan, debentures and lease payments	(3,668,940)	9,260	(3,659,680)
Other activities	(380,421)	-	(380,421)
Discontinued operations	-	200,740	200,740
Total effects on cash and cash equivalents	993,318	-	993,318

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2018	As previously stated	Discontinued operations	Restated
STATEMENTS OF INCOME
NET OPERATING REVENUE	14,934,780	(384,316)	14,550,464
Operating costs	(11,501,688)	128,780	(11,372,908)
GROSS PROFIT	3,433,092	(255,536)	3,177,556
Selling expenses	(148,709)	43,295	(105,414)
General and administrative expenses	(723,534)	16,690	(706,844)
Other operational income (expenses)	(302,690)	52,686	(250,004)
Equity in earnings of investees	135,888	-	135,888
Profit before financial results and taxes	2,394,047	(142,865)	2,251,182
Financial results	(438,050)	24,905	(413,145)
Operating profit	1,955,997	(117,960)	1,838,037
Income tax and social contribution	(511,993)	40,827	(471,166)
Net income for the period - continuing operations	1,444,004	(77,133)	1,366,871
Result of discontinued operations	-	77,133	77,133
Net income	1,444,004	-	1,444,004
Attributed to controlling shareholders	1,407,063	-	1,407,063
Attributed to non-controlling interest	36,941	-	36,941
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	(38,360)	-	(38,360)
Total comprehensive income	1,405,644	-	1,405,644
Attributed to controlling shareholders	1,368,549	-	1,368,549
Attributed to non-controlling interest	37,095	-	37,095
STATEMENTS OF CASH FLOWS
Cash flow from opertional activities	1,770,971	-	1,770,971
Net income	1,444,004	-	1,444,004
Profit adjustments	1,204,142	(209,217)	994,925
Changes in assets and liabilities	381,474	11,478	392,952
Taxes and charges paid	(1,258,649)	83,488	(1,175,161)
Result of discontinued operations	-	114,251	114,251
Cash flow from investment activities	(2,149,153)	-	(2,149,153)
Property, plant and equipment and intangible assets	(1,496,644)	280,542	(1,216,102)
Other activities	(652,509)	-	(652,509)
Discontinued operations	-	(280,542)	(280,542)
Cash flow from financing activities	1,286,516	-	1,286,516
Issue of Loans and Debentures	4,205,049	-	4,205,049
Loan and debentures payments	(2,617,811)	5,804	(2,612,007)
Other activities	(300,722)	-	(300,722)
Discontinued operations	-	(5,804)	(5,804)
Total effects on cash and cash equivalents	908,334	-	908,334
3.6.3	Earnings and dividends per share

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

Considering IAS 33, these Financial Statements present the values of basic and diluted net profit per share and dividends per share for 2019 and 2018 adjusted, considering the new number of shares, after the split.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table shows the values of earnings per share presented in the Financial Statements as of December 31, 2019 and 2018 and the values that are being restated, equivalent to the value already disclosed divided by 10:

12.31.2019	As previously stated	Restated
Basic and diluted net earning per share attributed
to controlling shareholders
Common shares	6.94344	0.69440
Class "A" Preferred shares	9.11525	0.85790
Class "B" Preferred shares	7.63812	0.76388
Gross value of dividends per share
Common shares	2.24235	0.22423
Class "A" Preferred shares	3.94657	0.39466
Class "B" Preferred shares	2.46692	0.24669

12.31.2018	As previously stated	Restated
Basic and diluted net earning per share attributed
to controlling shareholders
Common shares	4.91091	0.49109
Class "A" Preferred shares	5.40201	0.54020
Class "B" Preferred shares	5.40201	0.54020
Gross value of dividends per share
Common shares	1.31950	0.13195
Class "A" Preferred shares	2.89050	0.28905
Class "B" Preferred shares	1.45151	0.14515
4	Significant Accounting Policies
4.1	Basis of consolidation
4.1.1	Calculation of equity in earnings of investees

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

For the years ended December 31, 2020, 2019 and 2018

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

The balances of the subsidiaries’ assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated. The balances of transactions between continuing operations and discontinued operations are also fully eliminated in the consolidated balance sheet.

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

For the years ended December 31, 2020, 2019 and 2018

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

For the years ended December 31, 2020, 2019 and 2018

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

For the years ended December 31, 2020, 2019 and 2018

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

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the Concession Grantor, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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

4.4.4	Concession of power generation

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

For the years ended December 31, 2020, 2019 and 2018

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

After the beginning of the commercial operation and insofar as the operation and maintenance service - O&M is provided, the portion of RAP referring to O&M revenue is recognized in profit or loss at fair value, on a monthly basis, and billed together with the revenue part recognized in the construction phase, referring to the remuneration of the built-up assets. This amount billed after complying with the O&M performance is reclassified to the financial asset under Customers until its effective receipt.

The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient profit to cover the costs of managing and monitoring the work.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received in the operational stage, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.13), and by their financial remuneration (Note 4.12.2).

The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Concession Grantor, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

The assets that compose the Existing System Basic Network - RBSE include one economic tariff component, referring to the cost of capital of the assets not depreciated in July 2017, and one financial tariff component , resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

4.6	Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

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

For the years ended December 31, 2020, 2019 and 2018

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

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by ANEEL into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period, according to note 14.1.

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

For the years ended December 31, 2020, 2019 and 2018

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

The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, numbers of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

4.10.2	Non-financial assets

Assets under formation arising from onerous concession and concession rights and/or authorization to generate electricity are classified as intangible assets. Impairment is tested along with the other assets of that cash-generating unit.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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

Provisions are recognized when: i) the Company has a present obligation (legal, formalized or non-formalized) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

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

For the years ended December 31, 2020, 2019 and 2018

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

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.13	Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized over time based on the stage of completion of the work.

Related costs are recognized in the statement of income as construction cost.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Given that Copel DIS and Compagás outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2020, 2019 and 2018 was 1.65%, and results from a calculation methodology which considers the respective business risk.

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

The Company negotiates energy purchase and sale agreements and part of its contracts are designated and classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (the difference between contractual and market prices) are recognized in the statement of income.

4.15.2	Non-Deliverable Forward (NDF) contracts

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

4.16	Taxes
4.16.1	Income Tax and Social Contribution

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

4.16.2	Deferred income tax and social contribution

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

For the years ended December 31, 2020, 2019 and 2018

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

4.16.3	Other taxes recoverable and other tax obligations

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

Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

4.17	Post-employment benefits

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are calculated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Parent Company’s Management.

The assets of the benefit plans are valued at market value (marked-to-market). The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.18	Leases

Leases are recognized at present value as a right-of-use asset and lease liability and, from the initial registration, the amortization of the asset and interest on the liability are accounted for separately in profit or loss. The Company adopts exemptions from recognition provided for short-term leases (lease term of up to 12 months) and leases of low value assets, so that these contracts are recognized as operating costs and / or operating expenses on a straight-line basis during the term of the contract.

In addition, the Company has land lease agreements for the development of wind power generation projects that provide for minimum payment during the study/construction period and payment based on variable remuneration during the period of commercial operation. For contracts that are subject to minimum payment, the Company recognized right-of-use assets and lease liabilities. While for contracts that are in commercial operation, the amounts are recorded in the income statement, in operating costs and / or expenses, when the event or condition is satisfied.

To define the interest rate, the cost of the last fundraising carried out via debentures is considered, disregarding incentivized or subsidized funding, considering that this is the way the Company is used to finance cash flow.

4.19	Standards applicable to the Company effective January 1, 2020

From January 1, 2020, changes in the following pronouncements are in effect, without significant impacts on the Company's financial statements:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(i)	IAS 1 Conceptual framework;
(ii)	Amendment to definition of business in IFRS 3 and amendment to definition of materiality in IAS 1 and IAS 8.
4.20	New standards that are not yet in effect

As of the 2021 financial year, changes in the following pronouncements will be in effect:

(i)	IAS 37: specification on costs to comply with onerous contract;
(ii)	IFRS 3: update of the standard, in view of the changes to the Conceptual Framework;
(iii)	IAS 16: definitions of resources before intended use;
(iv)	Annual improvements to the 2018–2020 IFRS cycle with changes in pronouncements: IFRS 1 - Initial Adoption of International Accounting Standards; IFRS 9 - Financial Instruments; IFRS 16 - Leases; IAS 41 - Agriculture;
(v)	Changes in IAS 1: classification of liabilities as current or non-current.
(vi)	IFRS 17: new pronouncement for insurance contracts, replacing IFRS 4.

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

5	Cash and Cash Equivalents

	12.31.2020	12.31.2019
Cash and bank accounts	228,711	263,188
Financial investments with immediate liquidity	2,994,057	2,678,539
	3,222,768	2,941,727

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 85% and 101.5% of Interbank Deposit Certificate (“CDI”).

6	Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 4 to 51 months from the end of the reporting period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Category	Index	12.31.2020	12.31.2019
Quotas in Funds (a)	CDI	237,141	225,804
Bank Deposit Certificates - CDB	90% to 101% of CDI	62,638	50,216
Financial Treasury Bonds - LFT	Selic	751	733
Committed Operation	96.5% of CDI	-	3,632
National Treasury Bills- LTN	CDI	-	1,696
		300,530	282,081
	Current	1,465	3,112
	Noncurrent	299,065	278,969
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES, in other companies.
7	Trade Accounts Receivable

	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2020	12.31.2019
Customers
Residential	388,190	211,050	40,184	639,424	579,715
Industrial	213,229	21,048	78,025	312,302	298,719
Commercial	255,691	51,502	28,246	335,439	363,986
Rural	87,666	21,676	309	109,651	103,271
Public Entities	32,687	1,646	3,037	37,370	55,847
Public lighting	42,319	4,296	-	46,615	38,523
Public service	40,856	658	298	41,812	44,983
Unbilled - captives	583,209	-	-	583,209	516,203
Energy installments plan - captives (7.1)	206,170	20,011	65,666	291,847	204,192
Low income subsidy - Eletrobras	13,783	-	-	13,783	12,174
Free consumers	161,273	1,613	900	163,786	132,756
Other receivables	62,362	23,105	82,803	168,270	148,375
	2,087,435	356,605	299,468	2,743,508	2,498,744
Concessionaires, Permission holder and Trading Companies
Bilateral contracts	265,432	-	-	265,432	191,463
Regulated contracts	162,290	1,792	6,869	170,951	159,492
CCEE (7.2)	533,223	16	119,665	652,904	315,712
Energy suplies	960,945	1,808	126,534	1,089,287	666,667
Charges from using transmission grid	271,008	1,396	9,104	281,508	215,582
.
Telecommunications	-	-	-	-	67,304
Gas distribution	56,862	1,342	12,724	70,928	111,026
Expected credit losses (7.3)	(7,610)	(11,964)	(345,977)	(365,551)	(376,756)
	3,368,640	349,187	101,853	3,819,680	3,182,567
Current				3,768,242	3,120,168
Noncurrent				51,438	62,399
7.1	Energy installments plan

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2020, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.49% to 2.89% p.m.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.2	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3 .

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at 12.18.2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappelable ruling is rendered. The main action is pending judgment on merits.

The contracted energy of the plant is 125 MW mean. For overdue periods the contract was fulfilled as described below:

- From January 2015 to May 2016, with suspension of energy delivery by operation because of the injunction obtained by Management;

- In June 2016, with partial reduction through a bilateral agreement and suspended remaining balance due to the court injunction;

- From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility ("Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN"); and

- From January to March 2019, the firmed contracts in the regulated environment became effective again, however, energy supply continued suspended, in light of the injunction obtained. As of March 9, 2019, the plant started commercial production of its first generating unit.

Due to the fact it is awaiting a decision on the merits of the lawsuit, in the period in delay of the plant, the Company recognized in the income for the years revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.3	Expected credit losses

	Balance as of	Additions /	Reversal	Balance as of	Additions /	Reversal	Reclassi-	Balance as of
	January 1, 2019	(Reversals)	of write offs	December 31, 2019	(Reversals)	of write offs	fication (a)	December 31, 2020
Customers
Residential	21,722	71,794	(51,692)	41,824	65,937	(60,365)	-	47,396
Industrial	87,197	33,772	(23,015)	97,954	22,487	(31,575)	-	88,866
Commercial	69,717	27,866	(26,658)	70,925	29,092	(31,294)	-	68,723
Rural	3,810	1,499	(1,920)	3,389	4,788	(4,240)	-	3,937
Public Entities	4,874	435	(419)	4,890	9	(1,815)	-	3,084
Public lighting	120	(117)	-	3	20	(15)	-	8
Public service	199	145	(79)	265	124	(246)	-	143
Unbilled	1,502	(322)	-	1,180	409	-	-	1,589
Adjustment to present value	(2,883)	1,442	-	(1,441)	791	-	-	(650)
	186,258	136,514	(103,783)	218,989	123,657	(129,550)	-	213,096
Concessionaires, Permission holder and Trading Companies
CCEE (7.2)	119,665	-	-	119,665	-	-	-	119,665
Concessionaries and permission holder	9,474	11,608	(657)	20,425	392	(284)	-	20,533
	129,139	11,608	(657)	140,090	392	(284)	-	140,198
Telecommunications	3,879	13,292	(12,022)	5,149	3,609	(6,260)	(2,498)	-
Gas distribution	12,112	1,063	(647)	12,528	238	(509)	-	12,257
	331,388	162,477	(117,109)	376,756	127,896	(136,603)	(2,498)	365,551

(a) Reclassification to Assets classified as held for sale (Note 40).

8	CRC Transferred to the Paraná State Government

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

8.1	Changes in CRC

Balance as of		Monetary		Balance as of		Monetary		Balance as of
January 1, 2019	Interest	variations	Amortizations	December 31, 2019	Interest	variations	Amortizations	December 31, 2020
1,445,042	87,710	96,519	(278,586)	1,350,685	80,788	261,176	(300,025)	1,392,624

Current				219,236				287,789
Noncurrent				1,131,449				1,104,835
8.2	Maturity of noncurrent installments

2022	306,928
2023	327,341
2024	349,111
2025	121,455
1,104,835

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9	Net Sectorial Financial Assets and Liabilities
9.1	Compositions of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2020		12.31.2019
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2019
Portion A
Electricity purchased for resale - CVA Energ	-	-	235,192	-
Electricity purchased for resale - Itaipu	-	-	342,647	-
Transport of energy using the transmission system - basic grid	-	-	(47,214)	-
Transport of energy purchased from Itaipu	-	-	9,937	-
System Service Charges - ESS	-	-	(160,277)	-
Energy Development Account - CDE	-	-	98,722	-
Proinfa	-	-	8,528	-
Neutrality	-	-	29,690	-
Overcontracting	-	-	(116,673)	-
Hydrological risk	-	-	(119,416)	-
Tariff refunds	-	-	(43,538)	-
Other	-	-	(448)	-
	-	-	237,150	-
Sectorial financial assets - Electricity rate adjustment recoverable 2020
Portion A
Electricity purchased for resale - CVA Energ	-	-	15,298	15,298
Electricity purchased for resale - Itaipu	-	-	225,340	225,340
Transport of energy using the transmission system - basic grid	-	-	30,126	30,126
Transport of energy purchased from Itaipu	-	-	7,227	7,227
System Service Charges - ESS	-	-	(52,336)	(52,336)
Energy Development Account - CDE	-	-	27,103	27,103
Proinfa	-	-	(30)	(30)
Neutrality	-	-	9,408	9,408
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	20,096	20,096
Overcontracting	-	-	(25,725)	(25,725)
Hydrological risk	-	-	(113,872)	(113,872)
Tariff refunds	-	-	(24,215)	(24,216)
	-	-	118,420	118,419
Sectorial financial assets - Electricity rate adjustment recoverable 2021
Portion A
Electricity purchased for resale - CVA Energ	(54,864)	(54,864)	-	-
Electricity purchased for resale - Itaipu	231,588	231,588	-	-
Transport of energy using the transmission system - basic grid	88,137	88,137	-	-
Transport of energy purchased from Itaipu	9,766	9,766	-	-
System Service Charges - ESS	11,266	11,266	-	-
Energy Development Account - CDE	(903)	(903)	-	-
Proinfa	(89)	(89)	-	-
Neutrality	27,923	27,923	-	-
Overcontracting	78,836	78,836	-	-
Hydrological risk	(143,147)	(143,147)	-	-
Tariff refunds	(76,144)	(76,144)	-	-
Other	1,096	1,096	-	-
	173,465	173,465	-	-
	173,465	173,465	355,570	118,419

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		12.31.2020		12.31.2019
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2020
Portion A
Electricity purchased for resale - CVA Energ	9,675	-	-	-
ESS	(3,401)	-	-	-
CDE	(66)	-	-	-
Proinfa	33	-	-	-
Transport of energy using the transmission system - basic grid	603	-	-	-
Transport of energy purchased from Itaipu	214	-	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	36,395	-	-	-
Hydrological risk	(187,817)	-	-	-
Tariff refunds	(41,381)	-	-	-
Overcontracting	(26,995)	-	-	-
Neutrality	21,419	-	-	-
Other	2,612	-	-	-
	(188,709)	-	-	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	-	-	(102,284)
	-	-	-	(102,284)
	(188,709)	-	-	(102,284)
9.2	Changes in net sectorial financial assets and liabilities

	Balance as of	Operating revenues		Financial results	Write-offs Covid Account	Rate	Balance as of
	1-Jan-20	Constitution	Amortization	Updating		flags	31-Dec-20
Portion A
Electricity purchased for resale - Itaipu	793,327	893,581	(354,300)	28,197	(897,629)	-	463,176
Electricity purchased for resale - CVA Energ	265,788	(242,246)	(253,482)	1,076	164,804	(35,993)	(100,053)
Transport of energy using the transmission system - basic grid	13,038	265,030	48,154	1,715	(151,060)	-	176,877
Transport of energy purchased from Itaipu	24,391	31,762	(10,503)	801	(26,705)	-	19,746
ESS	(264,949)	(72,032)	169,396	(8,854)	249,724	(54,154)	19,131
CDE	152,928	56,608	(102,027)	5,065	(114,446)	-	(1,872)
Proinfa	8,468	(21,615)	(8,856)	(181)	22,039	-	(145)
Other financial components
Neutrality	48,506	95,870	(52,843)	187	(14,455)	-	77,265
Offset of energy surplus/deficit under CCEAR bilateral contracts	40,192	75,917	(79,714)	-	-	-	36,395
Hydrological risk	(347,160)	(444,291)	322,432	(5,092)	-	-	(474,111)
Tariff refunds	(194,253)	(83,514)	88,269	(4,171)	-	-	(193,669)
Overcontracting	(168,123)	274,051	145,853	663	(101,788)	(19,979)	130,677
Others	(448)	6,927	(2,375)	700	-	-	4,804
	371,705	836,048	(89,996)	20,106	(869,516)	(110,126)	158,221
Current assets	355,570						173,465
Noncurrent assets	118,419						173,465
Current liabilities	-						(188,709)
Noncurrent liabilities	(102,284)						-

The balance of Covid Account was received in full on July 31, 2020, as described in Note 1, item “a”.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Operating revenues		Financial results	Rate	Balance as of
	January 1, 2019	Constitution	Amortization	Updating	flags	December 31, 2019
Portion A
Electricity purchased for resale - Itaipu	886,243	533,057	(670,501)	44,528	-	793,327
Electricity purchased for resale - CVA Energ	626,891	358,200	(546,801)	29,909	(202,411)	265,788
Transport of energy using the transmission system - basic grid	(30,514)	22,917	23,688	(3,053)	-	13,038
Transport of energy purchased from Itaipu	23,250	19,531	(19,692)	1,302	-	24,391
ESS	(481,972)	(188,280)	427,177	(21,874)	-	(264,949)
CDE	159,084	110,752	(127,190)	10,282	-	152,928
Proinfa	2,989	17,396	(12,636)	719	-	8,468
Other financial components
Neutrality	123,028	(1,122)	(74,698)	1,298	-	48,506
Offset of energy surplus/deficit under CCEAR bilateral contracts	5,237	80,385	(45,430)	-	-	40,192
CVA Angra III Adjustment	6,272	-	(6,272)	-	-	-
Hydrological risk	(319,033)	(324,504)	304,197	(7,820)	-	(347,160)
Tariff refunds	(180,963)	(89,327)	83,900	(7,863)	-	(194,253)
Overcontracting	(238,416)	(22,166)	173,087	(5,774)	(74,854)	(168,123)
Others	192	(905)	294	(29)	-	(448)
	582,288	515,934	(490,877)	41,625	(277,265)	371,705
Current assets	421,184					355,570
Noncurrent assets	257,635					118,419
Noncurrent liabilities	(96,531)					(102,284)
10	Accounts Receivables - Concessions

		Restated	Restated
	12.31.2020	12.31.2019	01.01.2019
Power distribution service concession (10.1)	960,518	836,818	783,023
Piped gas distribution service concession (10.2)	189,416	324,385	322,259
Bonus from the grant of concession agreements under the quota system (10.3)	671,204	647,984	625,772
Generation concession agreements (10.4)	81,202	69,182	65,811
	1,902,340	1,878,369	1,796,865
Current	4,515	4,545	4,180
Noncurrent	1,897,825	1,873,824	1,792,685
10.1	Power distribution service concession

Balance as of January 1, 2019	783,023
Transfers from contract assets (Note 11.1)	28,987
Transfers from investments	348
Transfers to other receivables (assets held for disposal)	(1,578)
Fair value recognition	26,231
Incorporations	(75)
Loss on disposal	(118)
Balance as of December 31, 2019	836,818
Transfers from contract assets (Note 11.1)	86,154
Transfers to intangible assets (Note 18.1)	(99)
Transfers to other receivables (assets held for disposal)	(7,428)
Fair value recognition	45,187
Loss on disposal	(114)
Balance as of December 31, 2020	960,518

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2	Piped gas distribution service concession

Balance as of January 1, 2019	322,259
Transfers from contract assets (Note 11.2)	16,574
Transfers to intangible assets (Note 18.3)	(24,835)
Fair value recognition	10,415
Loss on disposal	(28)
Balance as of December 31, 2019	324,385
Transfers from contract assets (Note 11.2)	7,390
Transfers to intangible assets (Note 18.3)	(154,483)
Fair value recognition	12,154
Loss on disposal	(30)
Balance as of December 31, 2020	189,416
10.3	Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2019	625,772
Transfers to electricity grid use charges - customers	(69,192)
Interest (Note 31)	91,404
Balance as of December 31, 2019	647,984
Transfers to electricity grid use charges - customers	(71,087)
Interest (Note 31)	94,307
Balance as of December 31, 2020	671,204

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.4	Power generation concession contract

Balance as of January 1, 2019	65,811
Gain on remeasurement of the cash flow	426
Reversal of impairment (Note 32.4)	2,945
Balance as of December 31, 2019	69,182
Gain on remeasurement of the cash flow	1,518
Reversal of impairment (Note 32.4)	10,502
Balance as of December 31, 2020	81,202

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015. To prepare the information, the new replacement value methodology was used, as defined by ANEEL Normative Resolution No. 596/2013.

11	Contract assets

		Restated	Restated
	12.31.2020	12.31.2019	01.01.2019
Power distribution service concession (11.1)	1,114,961	844,284	640,500
Piped gas distribution service concession (11.2)	27,254	26,734	25,718
Power transmission concession (11.3)	4,350,582	3,919,635	3,520,838
	5,492,797	4,790,653	4,187,056
Current	285,682	161,740	134,016
Noncurrent	5,207,115	4,628,913	4,053,040

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.1	Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2019	664,755	(24,255)	640,500
Acquisitions	1,021,644	-	1,021,644
Customers contributions	-	(104,067)	(104,067)
Provision for legal claims added to the cost of the works	1,823	-	1,823
Transfers to intangible assets (Note 18.1)	(771,844)	93,164	(678,680)
Transfers to accounts receivable - concessions (Note 10.1)	(33,075)	4,088	(28,987)
Loss on disposal	(7,949)	-	(7,949)
Balance as of December 31, 2019	875,354	(31,070)	844,284
Acquisitions	1,391,267	-	1,391,267
Customers contributions	-	(112,689)	(112,689)
Provision for legal claims added to the cost of the works	1,522	-	1,522
Transfers to intangible assets (Note 18.1)	(1,016,482)	105,116	(911,366)
Transfers to accounts receivable - concessions (Note 10.1)	(94,978)	8,824	(86,154)
Loss on disposal	(11,903)	-	(11,903)
Balance as of December 31, 2020	1,144,780	(29,819)	1,114,961

Balance referring to the concessionaire's contractual right related to construction in progress to meet the needs of the concession. The costs of borrowings, financing and debentures capitalized in the year ended in December 31, 2020 totaled R$9,537, at average rate of 0.38% p.a. (R$ 6,838, at average rate of 0.28% p.a. in December 31, 2019, and R$ 5,435, at average rate of 0.26% p.a. in December 31, 2018 ).

11.2	Piped gas distribution service concession contract

Balance as of January 1, 2019	25,718
Acquisitions	17,590
Transfers from/to accounts receivable - concessions (Note 10.2)	(16,574)
Balance as of December 31, 2019	26,734
Acquisitions	15,187
Transfers to intangible assets (Note 18.3)	(7,277)
Transfers to accounts receivable - concessions (Note 10.2)	(7,390)
Balance as of December 31, 2020	27,254

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.3	Transmission service concession contract

	Concession assets	RBSE assets	Total Restated
Balance as of January 1, 2019	2,166,757	1,354,081	3,520,838
Business combinations efects	117,942	-	117,942
Realization of gains/losses in business combinations	282	-	282
Transfers to electricity grid use charges - customers	(176,724)	(214,336)	(391,060)
Transfers to property, plant and equipment	(3,353)	-	(3,353)
Transfer of judicial deposits and litigation	(313)	-	(313)
Remuneration	280,630	177,961	458,591
Construction revenue	175,219	-	175,219
Construction income	2,892	-	2,892
Efficiency gain (11.3.1)	38,597	-	38,597
Balance as of December 31, 2019	2,601,929	1,317,706	3,919,635
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(312,120)	(266,027)	(578,147)
Transfers to property, plant and equipment	(613)	-	(613)
Transfers from litigations	(576)	-	(576)
Remuneration	489,438	291,669	781,107
Construction revenue	255,578	-	255,578
Construction income	4,217	-	4,217
Loss from inefficiency (11.3.1)	(7,654)	-	(7,654)
Write-offs	(23,687)	-	(23,687)
Balance as of December 31, 2020	3,007,234	1,343,348	4,350,582

On June 30, 2020, Aneel published Homologatory Resolution 2,715, in which it ratified the result of the periodic review of the RAP of contract No. 060/2001 and on July 14, 2020 it issued Homologatory Resolution 2,725, which establishes the RAP for making available the facilities under the responsibility of the Company. In the process of the first tariff review of contract No. 060/2001, referring to the tariff cycles of 2018/2023 and which takes place every five years, operating costs, the cost of capital (WACC) and the remuneration base were reassessed, which resulted in a 10.16% RAP repositioning rate in relation to the previous cycle.

Additionally, in relation to RBSE assets, Ratifying Resolution No. 2,715 set the tariff repositioning and included the “remuneration” in the portion of RAP, which had previously been provisionally excluded due to a judicial decision now overturned. Such amounts will be received from the fourth tariff cycle started in July 2020 until June 2025, including the addition of amounts not timely received due to the provisional effects of the injunction, which will be added in the next three RAP cycles beginning in July 2020 until June 2023. The impact of the tariff review on RBSE assets totaled R$ 122,027, recorded in 2020 operating revenue.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

11.3.2	Assumptions adopted for the calculation of contract assets

	Concession assets	RBSE assets
Construction income	1.65%	N/A
Operating and maintenance margin	1.65%	N/A
Remuneration rate (a)	9,58% p.y.	9,54% p.y.
Contract correction index	IPCA (b)	IPCA
Annual RAP, according to Homologatory Resolution	415,455	279,406
Construction cost incurred up to 12.31.2020 of works in progress
Contract 006/2016 - TL 525 kV Curitiba Leste - Blumenau	238,233	N/A
(a)Average rate of contracts
(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.
12	Other Receivables

	12.31.2020	12.31.2019
Fair value in the purchase and sale of power (Note 35.2.12)	689,531	460,635
Services in progress (a)	260,348	228,593
Credits on purchases of gas (12.1)	120,515	142,941
CDE Transfer (12.2)	60,433	61,898
Advance payments to suppliers (b)	36,609	24,073
Advance payments to employees	17,785	20,427
Derivatives fair value - forward contract (Note 35.2.3 - b)	23,308	-
Decommissioning in progress	36,855	21,238
Advance for severance estate	14,484	15,597
Tariff flag - CCRTB	7,194	19,545
Insurance entities	-	24,574
Other receivables	92,583	69,103
	1,359,645	1,088,624
Current	514,185	426,865
Noncurrent	845,460	661,759
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

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1	Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset.

12.2	CDE Transfer

Balance in December 31, 2020 to be transferred by the CDE referring to tariff discounts on the tariffs applicable to users defined in accordance with article 13, item VII, of Law 10,438/2002 and Decree 7,891/2013. The amount transferred to Copel DIS for the period from June 2019 to May 2020, in accordance with Resolution 2,402/2018, was R$ 51,200 per month. As from June 2020, this amount was changed to R$ 47,005 per month, by Resolution 2,704, dated June 23, 2020, which approved the result of the last Annual Tariff Adjustment.

13	Taxes
13.1	Deferred income tax and social contribution

			Business	Recognized				Recognized
	Balance as of	Recognized	combination	comprehensive	Balance as of	Recognized	Reclassi-	comprehensive	Balance as of
	January 1, 2019	in income	effect	income	December 31, 2019	in income	fication (a)	income	December 31, 2020
Noncurrent assets
Provisions for legal claims	573,177	(62,662)	6,237	-	516,752	(6,072)	-	-	510,680
Post-employment benefits	328,685	13,285	-	63,444	405,414	9,433	-	92,190	507,037
Impairment of assets	328,011	57,456	-	-	385,467	(63,827)	-	-	321,640
Research and development and energy efficiency programs	154,491	10,840	-	-	165,331	(12,833)	-	-	152,498
Expected credit losses	114,010	17,811	-	-	131,821	(2,868)	-	-	128,953
Tax losses and negative tax basis	71,140	27,102	-	-	98,242	144,493	-	-	242,735
Social security contributions - injunction on judicial deposit	67,010	4,190	-	-	71,200	3,340	-	-	74,540
Provisons by performance andprofit sharing	30,548	21,567	-	-	52,115	109,622	-	-	161,737
Amortization - concession	53,339	5,005	-	-	58,344	(11,135)	-	-	47,209
Concession contracts	23,606	(1,253)	-	-	22,353	(1,292)	-	-	21,061
Provision for energy purchases	155,570	(137,531)	-	-	18,039	-	-	-	18,039
(-) Reclassification (a)					-	(1,771)	(81,971)	-	(83,742)
Others	147,771	(4,512)	-	-	143,259	22,634	-	-	165,893
	2,047,358	(48,702)	6,237	63,444	2,068,337	189,724	(81,971)	92,190	2,268,280
(-) Noncurrent liabilities
Concession contracts	613,658	99,199	(1,026)	-	711,831	188,674	-	-	900,505
Deemed cost	415,325	(34,116)	-	-	381,209	(30,718)	-	-	350,491
Derivative financial instruments	5,030	65,915	-	-	70,945	46,737	-	-	117,682
Escrow deposits monetary variation	64,167	(3,022)	-	-	61,145	1,981	-	-	63,126
Accelerated depreciation	32,682	17,640	-	-	50,322	25,633	-	-	75,955
Transaction cost on borrowings and debentures	31,127	981	-	-	32,108	(7,539)	-	-	24,569
(-) Reclassification (a)					-	478	(3,243)	-	(2,765)
Others	35,728	6,849	-	-	42,577	(10,626)	-	-	31,951
	1,197,717	153,446	(1,026)	-	1,350,137	214,620	(3,243)	-	1,561,514
Net	849,641	(202,148)	7,263	63,444	718,200	(24,896)	(78,728)	92,190	706,766
Assets presented in the Statement of Financial Position	1,007,061				1,011,866				1,191,104
(-) Liabilities presented in the Statement of Financial Position	(157,420)				(293,666)				(484,338)
(a) Reclassification to Assets classified as held for sale (Note 40).
13.1.1	Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on March 17, 2021.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for litigation, the Company adopts history of realization to project its future realization. The realization of the amounts of income tax and social contribution losses follow the potential compensation considering future profits and the limit defined by the legislation.

Following are the items that were the basis for the setup of the main credits, as well as their form of realization:

- Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;

- Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;

- Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;

- Provision for purchase of energy and charges of the main distribution and transmission grid: realized upon the effective obligation of the amounts provisioned or by the reversal of the provision;

- Provisions for R&D and PEE: realized through the expenses incurred in the projects carried out;

- Deemed cost: realized through the amortization and/or depreciation of the valued asset;

- Amounts related to the concession agreement: realized over the term of the agreement;

- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income;

- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2021	618,750	(108,316)
2022	223,243	(94,626)
2023	117,380	(110,243)
2024	80,174	(121,232)
2025	80,408	(92,592)
2026 to 2028	179,810	(257,513)
2029 to 2030	968,515	(776,992)
	2,268,280	(1,561,514)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.1.2	Unrecognized tax credits

As of December 31, 2020, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$ 131,655 (R$ 34,567, as of December 31, 2019) for not having, at that moment, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2	Other taxes recoverable and other tax obligations

	12.31.2020	12.31.2019
Current assets
Recoverable ICMS (VAT)	89,942	103,977
Recoverable PIS/Pasep and Cofins taxes (13.2.1)	1,474,119	98,942
Other recoverable taxes	1,262	2,141
	1,565,323	205,060
Noncurrent assets
Recoverable ICMS (VAT)	84,376	74,568
Recoverable PIS/Pasep and Cofins taxes (13.2.1)	4,421,403	213,667
Other recoverable taxes	33,719	33,776
	4,539,498	322,011
Current liabilities
ICMS (VAT) payable	201,138	179,662
PIS/Pasep and Cofins payable	179,133	125,197
IRRF on JSCP	43,950	117,807
Special Tax Regularization Program - Pert	50,565	49,310
Ordinary financing of taxes with the federal tax authorities	-	18,063
Other taxes	15,822	11,029
	490,608	501,068
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	209,145	209,747
Special Tax Regularization Program - Pert	408,738	447,897
Other taxes	4,600	4,470
	622,483	662,114
13.2.1	Pis/Pasep and Cofins credit on ICMS

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and COFINS tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and COFINS tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Considering the final and unappealable ruling, with a favorable decision for the company, the entry of economic benefits became probable and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute of limitations period, and, if necessary, by receiving securities issued in connection with Federal Government debts (“precatórios”).

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to  consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which currently are under analysis by the Federal Revenue of Brazil

On February 9, 2021, Aneel held a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 29.2. Aneel's proposal, which is being discussed, provides for the return of the amounts through a rebate in the next tariff adjustments, within a period of up to five years. Aneel did not comment on the statutory period for returning credit to the consumer.

Also, in relation to the potential future impacts of the adjustment of the effects, to be judged by the STF under RE No. 574,706/PR, the understanding of the Company, based on the opinion of its legal advisors, is that it is highly likely that the final decisions to the benefit of the taxpayers be maintained.

The table below shows the impacts of these records on Copel's balance sheet and statement of income:

12.31.2020
Tax credit - principal	3,620,118
Tax credit - monetary update	2,035,636
Effect on assets	5,655,754

Pis and Cofins to be refunded to consumers	(3,805,985)
Tax liabilities - Pis/Pasep and Cofins payable on financial income	(94,657)
Income tax and social contribution	(596,738)
Effect on liabilities	(4,497,380)

EFFECT ON BALANCE SHEET	1,158,374

Net operating revenue	810,563
Financial income, net of pis and cofins	944,549
Income tax and social contribution	(596,738)
EFFECT ON THE INCOME STATEMENT	1,158,374

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amounts of Pis and Cofins of Copel DIS for the months of March to June 2020, which have not yet been paid when the action was concluded were remeasured with the effects from the court decision and reclassified to the liability account to be refunded to consumers.The table below shows, therefore, the total balance to be returned to consumers recorded in balance sheet:

Pis and Cofins to be refunded to consumers	12.31.2020
Calculated until February 2020	3,805,985
Calculated from March to June 2020	121,838
3,927,823
Current	121,838
Noncurrent	3,805,985

The balance also contains the final and unappealable decision of the lawsuit records in which Compagás discussed the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis. Due to this favorable ruling, Compagás recorded, on September 2019, the credit right of R$ 107,453 under Other Taxes Recoverable with corresponding entry of R$ 100,931 in operating revenue and R$ 6,522 in financial income. Part of these credits has already been recovered in 2020, so that the adjusted balance at December 31, 2020 is R$ 83,716.

13.2.2	Pis and Cofins under suspended enforceability

On May 15, 2020, Copel Telecomunicações S.A. obtained a preliminary injunction favorable to the Company, suspending enforceability of a portion of Pis and Cofins, recognizing that ICMS should not be included in the tax base of these contributions. Accordingly, the Company has been suspending the payment of this complementary amount and provisioning the amounts until a final decision on the merits of the action is rendered. The balances of this liability, in the amount of R$2,965, are recorded in the Liabilities line associated with assets classified as held for sale.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Income before IRPJ and CSLL	5,119,537	2,846,923	1,838,037
IRPJ and CSLL (34%)	(1,740,643)	(967,954)	(624,933)
Tax effects on:
Equity in income	65,806	36,297	36,555
Interest on own capital	276,808	222,848	90,440
Dividends	243	192	497
Non deductible expenses	(17,133)	(15,274)	(26,291)
Tax incentives	28,572	17,804	13,860
Unrecognized income and social contribution tax loss carry-forwards	(39,421)	(48,892)	(5,645)
Difference between the calculation bases of deemed profit and taxable profit	121,242	72,175	(19,680)
Others	19,161	7,143	17,486
Current IRPJ and CSLL	(1,260,469)	(416,687)	(522,550)
Deferred IRPJ and CSLL	(24,896)	(258,974)	51,384
Effective rate - %	25.1%	23.7%	25.6%
14	Prepaid Expenses

	12.31.2020	12.31.2019
Program for incentive to alternative energy sources - Proinfa	22,408	18,504
Insurance premiums	14,453	11,693
Risk premium - GSF renegotiation (14.1)	-	3,180
Others	170	318
	37,031	33,695
Current	36,987	33,563
Noncurrent	44	132

14.1	Hydrological risk renegotiation (GSF)

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, the companies acquired the right to partially recover the cost with MRE (GSF) in 2015, in the amount of R$ 33.55 per average MW of electricity for SP100 product class, based on the risk premium contracted by them (Note 4.9.2).

The amounts originally recognized on the renegotiation of the hydrological risk were as follows:

Power Plant	Physical guarantee (Average MW)	Eligible amount of energy (Average MW)	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100,827	97,391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576,000	226,705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara and Fundão	135,400	134,323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458,419			134,620	76,171	58,449

A breakdown of these items as at December 31, 2020 and 2019 is presented below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of			Balance as of		Balance as of
	January 1, 2019	Amortization	Transfers	December 31, 2019	Amortization	December 31, 2020
Risk premium - current asset	9,394	(9,394)	3,180	3,180	(3,180)	-
Risk premium - noncurrent asset	3,180	-	(3,180)	-	-	-
Intangible	38,707	(7,040)	-	31,667	(7,039)	24,628
	51,281	(16,434)	-	34,847	(10,219)	24,628
Risk premium to be amortized - prepaid expenses	12,574			3,180		-
Grant extension period - intangible	38,707			31,667		24,628
15	Judicial Deposits

	12.31.2020	12.31.2019
Taxes claims	346,659	351,402
Labor claims	72,263	85,187
Civil
Civil	57,006	53,260
Easements	7,156	5,076
Customers	3,479	1,897
	67,641	60,233
.
Others	183	7,368
	486,746	504,190

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16	Investments
16.1	Changes in investments

	Balance as of		Investment/	Capital	Amorti-	Dividends	Other	Balance as of
	January 1, 2020	Equity	AFAC	decrease	zation	and JSCP	(a)	December 31, 2020
Joint Ventures (16.3)
Voltalia São Miguel do Gostoso I	110,099	(2,378)	-	-	-	-	-	107,721
Voltalia São Miguel do Gostoso - direito de autorização	10,038	-	-	-	(367)	-	-	9,671
Caiuá	78,312	(8,964)	26,014	-	-	-	-	95,362
Integração Maranhense	138,716	13,672	-	-	-	(3,807)	-	148,581
Matrinchã	711,527	25,644	-	-	-	(2,668)	-	734,503
Guaraciaba	337,077	25,528	-	-	-	(1,435)	-	361,170
Paranaíba	173,973	29,708	-	-	-	-	-	203,681
Mata de Santa Genebra	573,357	48,594	39,479	-	-	-	-	661,430
Cantareira	338,268	42,666	-	-	-	(21,248)	-	359,686
Solar Paraná	-	(115)	6,946	-	-	-	-	6,831
	2,471,367	174,355	72,439	-	(367)	(29,158)	-	2,688,636
Associates
Dona Francisca Energética (16.4)	28,423	9,674	-	-	-	(9,950)	-	28,147
Foz do Chopim Energética (16.4)	12,175	9,629	-	-	-	(11,818)	-	9,986
Dominó Holdings	246	(93)	-	-	-	-	(153)	-
Other	10,155	(18)	-	(228)	-	-	(7,969)	1,940
	50,999	19,192	-	(228)	-	(21,768)	(8,122)	40,073
Investment property	813	-	-	-	(5)	-	-	808
	2,523,179	193,547	72,439	(228)	(372)	(50,926)	(8,122)	2,729,517
(a) R$ 7,969 of Impairment of Estação Osasco Desenvolvimento Imobiliário SA, an associate of UEG Araucária, and R$ 153 of liquidation of Dominó.

			Investment/
	Balance as of		Advance for future	Capital	Amorti-	Dividends		Balance as of
	January 1, 2019	Equity	capital increase	decrease	zation	and JSCP	Transfers	December 31, 2019
Joint Ventures (16.3)
Voltalia São Miguel do Gostoso I	110,568	(3,409)	2,940	-	-	-	-	110,099
Voltalia São Miguel do Gostoso - direito de autorização	10,405	-	-	-	(367)	-	-	10,038
Caiuá	74,639	4,800	-	-	-	(1,127)	-	78,312
Integração Maranhense	129,684	11,316	-	-	-	(2,284)	-	138,716
Matrinchã	673,216	48,634	-	-	-	(10,323)	-	711,527
Guaraciaba	356,941	18,312	-	(34,300)	-	(3,876)	-	337,077
Paranaíba	160,584	16,375	-	-	-	(2,986)	-	173,973
Mata de Santa Genebra	484,262	(41,716)	130,811	-	-	-	-	573,357
Cantareira	317,523	28,031	-	-	-	(7,286)	-	338,268
	2,317,822	82,343	133,751	(34,300)	(367)	(27,882)	-	2,471,367
Associates
Dona Francisca Energética (16.4)	29,144	9,853	-	-	-	(10,574)	-	28,423
Foz do Chopim Energética (16.4)	8,227	13,924	-	-	-	(9,976)	-	12,175
Dominó Holdings	2,442	(280)	-	(735)	-	(1,181)	-	246
Other	9,115	917	123	-	-	-	-	10,155
	48,928	24,414	123	(735)	-	(21,731)	-	50,999
Investment property	1,342	-	-	-	(5)	-	(524)	813
Advance for future capital future capital increase	142	-	133,597	-	-	-	(133,739)	-
	2,368,234	106,757	267,471	(35,035)	(372)	(49,613)	(134,263)	2,523,179

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2	Subsidiaries with non-controlling interests
16.2.1	Summarized financial information

			Compagás			Elejor			UEG Araucária
	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
ASSETS	749,434	904,993	675,286	705,233	625,154	652,175	554,079	421,533	436,137
Current assets	245,028	313,896	204,725	165,150	80,079	80,990	392,775	80,788	33,573
Noncurrent assets	504,406	591,097	470,561	540,083	545,075	571,185	161,304	340,745	402,564

LIABILITIES	749,434	904,993	675,286	705,233	625,154	652,175	554,079	421,533	436,137
Current liabilities	173,144	236,190	133,769	95,465	85,647	124,880	309,265	91,066	42,185
Noncurrent liabilities	81,230	110,475	106,900	596,278	496,648	473,318	6,603	14,727	23,290
Equity	495,060	558,328	434,617	13,490	42,859	53,977	238,211	315,740	370,662

STATEMENT OF INCOME
Operating revenues	535,206	866,884	588,532	194,849	218,421	293,942	589,909	52,216	524
Operating costs and expenses	(452,495)	(662,306)	(515,594)	(67,323)	(86,237)	(89,931)	(647,516)	(131,596)	(94,970)
Financial results	(764)	43,186	(2,411)	(172,049)	(92,728)	(89,301)	203	832	2,275
Equity in earnings of investees	-	-	-	-	-	-	-	916	-
Income tax and social contribution	(22,967)	(74,791)	(10,909)	15,154	(13,331)	(38,379)	(19,920)	(22,703)	16,316
Net income (loss)	58,980	172,973	59,618	(29,369)	26,125	76,331	(77,324)	(100,335)	(75,855)
Other comprehensive income	(343)	(1,277)	187	-	-	-	(205)	132	-
Total comprehensive income	58,637	171,696	59,805	(29,369)	26,125	76,331	(77,529)	(100,203)	(75,855)

STATEMENTS OF CASH FLOWS
Cash flows from operational activities	101,708	54,760	66,017	22,097	51,839	127,108	23,491	(57,585)	(26,980)
Cash flows from investment activities	(17,120)	(17,531)	(15,961)	(208)	(314)	(2,659)	1,317	(1,945)	(2,768)
Cash flows from financing activities	(115,625)	14,312	(43,980)	(8,151)	(56,533)	(119,468)	32,879	45,133	-

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(31,037)	51,541	6,076	13,738	(5,008)	4,981	57,687	(14,397)	(29,748)
Cash and cash equivalents at the beginning of the year	141,696	90,155	84,079	37,878	42,886	37,905	7,119	21,516	51,264
Cash and cash equivalents at the end of the year	110,659	141,696	90,155	51,616	37,878	42,886	64,806	7,119	21,516
CHANGE IN CASH AND CASH EQUIVALENTS	(31,037)	51,541	6,076	13,738	(5,008)	4,981	57,687	(14,397)	(29,748)

The loss recorded at Elejor is due to the monetary update on Accounts payable linked to the concession, which increased significantly as a result of the IGPM increase, as shown in Note 26.

16.2.2	Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Total
Balance as of January 1, 2018	194,901	18,518	89,242	302,661
Net income (loss)	29,213	22,899	(15,171)	36,941
Other comprehensive income	91	-	63	154
Dividends	(11,243)	(25,224)	-	(36,467)
Balance as of December 31, 2018	212,962	16,193	74,134	303,289
Net income (loss)	84,758	7,838	(19,673)	72,923
Other comprehensive income	(626)	-	25	(601)
Additional dividends proposed	-	(3,335)	-	(3,335)
Dividends	(23,514)	(7,838)	-	(31,352)
Gain with interest variation in Subsidiary	-	-	4,874	4,874
Balance as of December 31, 2019	273,580	12,858	59,360	345,798
Net income (loss)	28,898	(8,812)	(14,538)	5,548
Other comprehensive income	(168)	-	(39)	(207)
Additional dividends proposed	(51,799)	-	-	(51,799)
Dividends	(7,933)	-	-	(7,933)
Balance as of December 31, 2020	242,578	4,046	44,783	291,407

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.3	Summarized information on the main joint ventures

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2020
ASSETS	222,038	267,425	475,734	2,357,028	1,269,378	1,687,613	2,712,737	1,567,577
Current assets	3,623	31,048	59,709	261,168	165,063	179,229	340,382	165,816
Cash and cash equivalents	3,579	6,871	12,696	46,198	25,565	20,820	61,171	34,435
Other current assets	44	24,177	47,013	214,970	139,498	158,409	279,211	131,381
Noncurrent assets	218,415	236,377	416,025	2,095,860	1,104,315	1,508,384	2,372,355	1,401,761
.
LIABILITIES	222,038	267,425	475,734	2,357,028	1,269,378	1,687,613	2,712,737	1,567,577
Current liabilities	2,199	18,995	51,926	192,512	86,163	78,981	158,350	63,206
Financial liabilities	-	7,392	13,180	80,141	28,741	62,143	104,308	41,314
Other current liabilities	2,199	11,603	38,746	112,371	57,422	16,838	54,042	21,892
Noncurrent liabilities	-	53,816	120,579	665,528	446,133	777,279	1,234,165	770,317
Financial liabilities	-	42,864	65,624	612,413	446,801	545,200	1,215,988	489,784
Other noncurrent liabilities	-	10,952	54,955	53,115	(668)	232,079	18,177	280,533
Equity	219,839	194,614	303,229	1,498,988	737,082	831,353	1,320,222	734,054
.
STATEMENT OF INCOME
Net operating income	-	17,927	31,418	328,171	109,978	478,147	364,070	196,039
Operating costs and expenses	(66)	(34,584)	11,706	(160,795)	(8,317)	(18,801)	(125,569)	(23,533)
Financial results	32	(3,389)	(5,229)	(71,164)	(38,883)	(48,184)	(91,947)	(40,630)
Equity in income of subsidiaries	(4,893)	-	-	-	-	-	-	-
Income tax and social contribution	-	1,752	(9,991)	(30,178)	(22,084)	(125,646)	(49,560)	(44,805)
Net income (loss)	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	107,721	95,362	148,581	734,503	361,170	203,681	661,430	359,686

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2019
ASSETS	226,898	271,409	486,305	2,295,925	1,318,517	1,625,008	2,482,326	1,496,577
Current assets	3,664	30,472	59,466	301,722	150,875	178,558	268,381	182,971
Cash and cash equivalents	1,494	3,968	6,570	85,293	44,805	20,338	48,395	60,252
Other current assets	2,170	26,504	52,896	216,429	106,070	158,220	219,986	122,719
Noncurrent assets	223,234	240,937	426,839	1,994,203	1,167,642	1,446,450	2,213,945	1,313,606
.
LIABILITIES	226,898	271,409	486,305	2,295,925	1,318,517	1,625,008	2,482,326	1,496,577
Current liabilities	2,206	28,892	77,116	166,430	84,863	104,065	129,810	72,907
Financial liabilities	-	7,584	13,468	82,665	33,102	60,399	93,643	48,619
Other current liabilities	2,206	21,308	63,648	83,765	51,761	43,666	36,167	24,288
Noncurrent liabilities	-	82,699	126,095	677,398	545,742	810,847	1,208,089	733,326
Financial liabilities	-	49,958	78,350	624,779	461,353	580,451	1,208,089	507,775
Other noncurrent liabilities	-	32,741	47,745	52,619	84,389	230,396	-	225,551
Equity	224,692	159,818	283,094	1,452,097	687,912	710,096	1,144,427	690,344
.
STATEMENT OF INCOME
Net operating income	-	25,180	44,264	250,188	111,912	198,573	357,522	138,259
Operating costs and expenses	(111)	(5,481)	(5,672)	(70,886)	(29,067)	(30,560)	(384,228)	(5,360)
Financial results	146	(4,557)	(6,594)	(59,794)	(42,548)	(54,154)	(99,186)	(46,190)
Equity in income of subsidiaries	(7,080)	-	-	-	-	-	-	-
Income tax and social contribution	(5)	(5,348)	(8,904)	(33,103)	(2,926)	(47,024)	42,627	(29,498)
Net income (loss)	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	110,099	78,312	138,716	711,527	337,077	173,973	573,357	338,268

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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
As of December 31, 2020, Copel's share of commitments assumed relating to its joint ventures is equivalent to R$ 632 (R$ 5,936 as of December 31, 2019 and R$ 81,263 as of December 31, 2018 ) and of contingent liabilities is equivalent to R$ 227,467 (R$ 89,688 as of December 31, 2019 and R$ 40,324 as of December 31, 2018).

The loss assessed at Caiuá in 2020 is mainly due to the recording of a provision for contingencies, in the amount of R$ 28,891, resulting from an arbitration proceeding in which the controversial amount of economic and financial rebalancing of the construction contract is discussed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.4	Summarized information of the main associates

	Dona Francisca			Foz do Chopim
	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
ASSETS	128,798	130,883	134,141	62,635	61,635	106,736
Current assets	14,562	13,406	12,493	33,378	31,054	73,786
Noncurrent assets	114,236	117,477	121,648	29,257	30,581	32,950
.
LIABILITIES	128,798	130,883	134,141	62,635	61,635	106,736
Current liabilities	4,452	4,344	4,231	34,723	2,354	57,603
Noncurrent liabilities	2,119	3,118	3,361	-	25,243	26,133
Equity	122,227	123,421	126,549	27,912	34,038	23,000
.
STATEMENT OF INCOME
Net operating income	70,314	70,717	70,716	55,740	56,929	46,479
Operating costs and expenses	(26,171)	(25,957)	(25,268)	(21,260)	(16,278)	(2,020)
Financial income (expense)	208	475	366	(5,527)	621	(638)
Income tax and social contribution	(2,343)	(2,454)	(2,446)	(2,035)	(2,346)	(6,880)
Net income	42,008	42,781	43,368	26,918	38,926	36,941
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	42,008	42,781	43,368	26,918	38,926	36,941
Investment interest - %	23.0303	23.0303	23.0303	35.77	35.77	35.77
Investment book value	28,147	28,423	29,144	9,986	12,175	8,227
			29144			8227

As of December 31, 2020, Copel's interest in the contingent liabilities of its associates is equivalent to R$ 1,428 (R$ 78,793 as of December 31, 2019 and R$ 61,341 as of December 31, 2018).

17	Property, Plant and Equipment

The Company records assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment account. Investments in electric power transmission and distribution and in piped gas distribution are recorded in contract assets, financial assets and/or intangible assets accounts as per IAS 38, IFRS 15 and IFRIC 12. (Notes 4.4, 4.5 and 4.9).

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.1	Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2020	Cost	depreciation	12.31.2019
In service
Reservoirs, dams and aqueducts	8,081,989	(4,600,598)	3,481,391	8,082,238	(4,405,546)	3,676,692
Machinery and equipment	7,644,171	(2,619,939)	5,024,232	8,875,458	(2,871,568)	6,003,890
Buildings	1,968,591	(1,096,016)	872,575	1,962,033	(1,054,009)	908,024
Land	490,177	(38,269)	451,908	490,071	(27,651)	462,420
Vehicles and aircraft	44,617	(42,725)	1,892	47,960	(44,876)	3,084
Furniture and tools	22,314	(15,498)	6,816	22,415	(14,466)	7,949
(-) Impairment (17.5)	(925,521)	-	(925,521)	(961,177)	-	(961,177)
(-) Impairment (17.6)	(27,928)	-	(27,928)	(81,322)	-	(81,322)
(-) Special Obligations	(332)	81	(251)	(78)	35	(43)
	17,298,078	(8,412,964)	8,885,114	18,437,598	(8,418,081)	10,019,517

In progress
Cost	734,507	-	734,507	700,172	-	700,172
(-) Impairment (17.5)	(120,308)	-	(120,308)	(122,261)	-	(122,261)
(-) Impairment (17.6)	(3,853)	-	(3,853)	(5,325)	-	(5,325)
	610,346	-	610,346	572,586	-	572,586
	17,908,424	(8,412,964)	9,495,460	19,010,184	(8,418,081)	10,592,103
17.2	Changes in property, plant and equipment

	Balance as of	Additions / Impairment		Loss on		Balance as of
	January 1, 2020		Depreciation	disposal	Transfers	December 31, 2020
In service
Reservoirs, dams and aqueducts	3,676,692	-	(195,062)	-	(239)	3,481,391
Machinery and equipment	6,003,890	-	(431,088)	(86,550)	160,968	5,647,220
Buildings	908,024	-	(42,593)	(83)	7,227	872,575
Land	462,420	-	(10,617)	(2)	107	451,908
Vehicles and aircraft	3,084	-	(1,171)	(123)	102	1,892
Furniture and tools	7,949	-	(1,559)	(238)	664	6,816
(-) Impairment (17.5)	(961,177)	35,656	-	-	-	(925,521)
(-) Impairment (17.6)	(81,322)	53,394	-	-	-	(27,928)
(-) Special Obligations	(43)	-	46	-	(254)	(251)
(-) Reclassification (a)	-	-	-	-	(622,988)	(622,988)
	10,019,517	89,050	(682,044)	(86,996)	(454,413)	8,885,114
In progress
Cost	700,172	273,823	-	(8,126)	(170,053)	795,816
(-) Impairment (17.5)	(122,261)	1,953	-	-	-	(120,308)
(-) Impairment (17.6)	(5,325)	1,472	-	-	-	(3,853)
(-) Reclassification (a)	-	-	-	-	(61,309)	(61,309)
	572,586	277,248	-	(8,126)	(231,362)	610,346
	10,592,103	366,298	(682,044)	(95,122)	(685,775)	9,495,460
(a) Reclassification to Assets classified as held for sale (Note 40).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Additions / Impairment		Loss on		Balance as of
	January 1, 2019		Depreciation	disposal	Transfers	December 31, 2019
In service
Reservoirs, dams and aqueducts	2,426,474	-	(188,334)	(42)	1,438,594	3,676,692
Machinery and equipment	2,974,142	-	(409,571)	(141,902)	3,581,221	6,003,890
Buildings	479,207	-	(52,330)	-	481,147	908,024
Land	357,102	-	(9,466)	(463)	115,247	462,420
Vehicles and aircraft	5,766	-	(3,482)	(128)	928	3,084
Furniture and tools	9,415	-	(2,007)	(9)	550	7,949
(-) Impairment	(3,489)	61,112	-	-	(1,100,122)	(1,042,499)
(-) Special Obligations	(41)	-	8	-	(10)	(43)
	6,248,576	61,112	(665,182)	(142,544)	4,517,555	10,019,517
In progress
Cost	5,789,780	551,162	-	(15,540)	(5,625,230)	700,172
(-) Impairment	(1,197,693)	(30,015)	-	-	1,100,122	(127,586)
	4,592,087	521,147	-	(15,540)	(4,525,108)	572,586
	10,840,663	582,259	(665,182)	(158,084)	(7,553)	10,592,103

Due to the startup of HPP Colíder, HPP Baixo Iguaçu and Cutia and Bento Miguel Wind Complexes in 2019, the assets and impairment recorded for these projects were transferred from assets in progress to assets in service.

17.3	Costs of loans, financing and debentures capitalized

The costs of loans and financing and debentures capitalized in fixed assets during the year ended in December 31, 2020 of R$ 1,046, at an average rate of 0.04% p.a. (R$ 4,295, at an average rate of 0.11% p.a. in December 31, 2019, and R$ 4,229, at an average rate of 0.11% p.a. in December 31, 2018 ).

17.4	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2020	12.31.2019
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,917	859,917
(-) Accumulated depreciation		3.43	(235,454)	(206,000)
In progress			24,827	16,789
			649,290	670,706
HPP Baixo Iguaçu	30.0
In service			691,833	692,593
(-) Accumulated depreciation		3.29	(41,803)	(19,038)
In progress			50,114	49,240
			700,144	722,795
			1,349,434	1,393,501

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.5	Impairment of generation segment assets

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

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows. In particular, 2020 proved to be an atypical year in terms of growth of the economic activity in the country, as well as in the world, due to the Covid-19 pandemic and, consequently, due to measures to contain it, which directly had an impact on trade, industry and services.

A number of assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

•	Growth compatible with historical data and perspective for the Brazilian economy growth;
•	Updating specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
•	Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization; and
•	Expenses broken into cash generating units, projected in view of the budget approved by the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2020 are the following:

			Property, Plant and Equipment	Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,477,374	(167,432)	(683,193)	1,626,749
UEGA	701,736	(441,827)	(138,777)	121,132
Consórcio Tapajós (a)	14,464	-	(14,464)	-
Power plants in Paraná	984,823	(85,790)	(209,395)	689,638
	4,178,397	(695,049)	(1,045,829)	2,437,519
(a) Project under development

The table below shows the changes in the impairment for the years:

	Balance as of	Impairment	Transfer	Balance as of	Impairment	Balance as of
	January 1, 2019			December 31, 2019		December 31, 2020
In service
UHE Colíder	-	(45,547)	(731,747)	(777,294)	94,101	(683,193)
Wind power complex Cutia	-	114,144	(168,248)	(54,104)	54,104	-
Wind power complex Bento Miguel	-	87,370	(87,370)	-	-	-
UEGA	-	-	-	-	(138,777)	(138,777)
Power plants in Paraná	(3,489)	(13,534)	(112,756)	(129,779)	26,228	(103,551)
	(3,489)	142,433	(1,100,121)	(961,177)	35,656	(925,521)
In progress
HPP Colíder	(731,265)	(482)	731,747	-	-	-
Wind power complex Cutia	(167,875)	(373)	168,248	-	-	-
Wind power complex Bento Miguel	(84,621)	(2,749)	87,370	-	-	-
Consórcio Tapajós	(14,464)	-	-	(14,464)	-	(14,464)
Power plants in Paraná	(199,468)	(21,085)	112,756	(107,797)	1,953	(105,844)
	(1,197,693)	(24,689)	1,100,121	(122,261)	1,953	(120,308)
	(1,201,182)	117,744	-	(1,083,438)	37,609	(1,045,829)
17.5.1	UHE Colíder

In December 2020, the calculation of value in use took into account the Company's assumptions and budgets and the update of the discount rate after taxes in constant currency of 5,70% p.a. (in 2019, 5.45% p.a.), which derives from the WACC methodology for the electricity generation segment. Depreciating since its entry into commercial operation in March 2019, the reduction in the balance of net assets enabled partial reversal of the balance provisioned for losses.

17.5.2	Cutia Complex and Bento Miguel Complex

In December 2020, the calculation of value in use took into account the Company's assumptions and budgets and the update of the discount rate after taxes in constant currency of 7.08% p.a. (in 2019, 7.24% p.a.) which derives from the WACC methodology for the electric power generation segment, adjusted for the specific taxation condition of each project. Due to the revision of the discount rate, operating costs and future investments, the entire balance provisioned for losses was reversed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.5.3	UEG Araucária

In December 2020, the calculation of the value in use considered: i) the Company's assumptions and budgets; ii) assumptions for generation, delivery and variable costs; and iii) adjustment of discount rate after taxes in constant currency by 7.87% p.a. (in 2019, 7.76 p.a.), which derive from the WACC methodology for the electric power generation segment, plus additional risk associated with the variation in revenue. By reviewing the assumptions, the budget and the discount rate, the provision for losses was recognized.

17.5.4	Plants in the Paraná state

Figueira Thermoelectric Plant: in December 2020, the calculation of the value in use of generation assets in the State of Paraná considered: (i) the Company's assumptions and budgets; and (ii) adjustment to the discount rate after taxes in constant currency by 5.70% p.a. (in 2019, 5.45% p.a.), which derive from the WACC methodology for the electricity generation segment. Despite the postponement of the start of the operation to July 2021 (in 2019 it was considered November 2020) and changes in the plant's operating costs and CAPEX, the revision of the coal contract enabled the partial reversal of the impairment recorded for this project.

Other plants: in December 2020, the calculation of the value in use of generation assets in the State of Paraná considered: i) the Company's assumptions and budgets; ii) adjustment to the discount rate after taxes by 5.70% p.a. (in 2019, 5.45% p.a.), which derive from the WACC methodology for the electricity generation segment; and iii) review of operating costs, resulting in the partial reversal of the provisioned balance for losses.

17.5.5	Cash-generating units that have suffered no impairment

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Unidade geradora de caixa	Discount		VR/VC-1	VR/VC-1	Impairment Risk
	rate	VR/VC-1	(5% Variation)	(10% Variation)
Wind power Assets
São Bento Complex (a)	7.08%	56.04%	51.92%	47.97%	-
Brisa I Complex(b)	7.08%	46.29%	42.44%	38.76%	-
Brisa II Complex(c)	7.08%	50.09%	45.45%	41.03%	-
Bento Miguel Complex (d)	7.08%	5.79%	2.35%	-0.91%	7,254
Hydric Assets
Foz do Areia	5.70%	153.23%	152.06%	150.91%	-
Segredo	5.70%	189.54%	185.33%	181.21%	-
Caxias	5.70%	138.68%	134.97%	131.33%	-
Guaricana	5.70%	27.44%	26.28%	25.14%	-
Chaminé	5.70%	68.26%	66.71%	65.17%	-
Apucaraninha	5.70%	38.39%	37.10%	35.82%	-
Chopim I	5.70%	158.47%	152.77%	147.25%	-
Mauá	5.70%	88.81%	84.52%	80.38%	-
Cavernoso	5.70%	754.19%	740.28%	726.70%	-
Cavernoso II	5.70%	13.53%	10.72%	8.01%	-
Bela Vista	5.70%	44.01%	38.29%	32.89%	-
Elejor	5.00%	67.71%	65.01%	59.54%	-
(a) Contemplates the GE Boa Vista, GE Farol, GE Olho D’Água e GE São Bento do Norte wind farms.
(b) Contemplates theNova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c) Contemplates theSanta Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d) Contemplates São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II andGE São Miguel III wind farms.

17.6	Property, Plant and Equipment of Copel Telecomunicações

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment. The reversal of impairment in the period occurred due to depreciation, write-offs and recovery of provisioned equipment, referring to assets for which estimated losses were recorded. However, both the reversal of impairment and the write-offs are shown within the line of net income from discontinued operations, as a result of the divestment process of Copel Telecomunicações and the reclassifications carried out in compliance with accounting standards, as described in Note 40.

17.7	New plants under construction
17.7.1	SHPP Bela Vista

With estimated investment of R$ 220,000, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW mean, will be built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the state of Paraná.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The works started in August 2019, and the three-generating units are expected to start operating in the first half of 2021.

17.7.2	Jandaíra Wind Complex

With estimated investment of R$ 411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW mean, will be built in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW mean in regulated contracts at the original price of R$ 98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System (SIN).

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May 2022 and July 2022, on a phased basis, by wind turbine.

17.8	Depreciation rates

Depreciation rates (%)	12.31.2020	12.31.2019	12.31.2018
Average generation segment rates (Note 17.8.1)
General equipment	6.26	6.33	6.25
Machinery and equipment	3.39	3.67	3.56
Generations	3.73	3.38	3.34
Reservoirs, dams and ducts	2.68	2.50	2.21
Hydraulic turbines	2.93	2.89	2.60
Gas and steam turbines	2.00	2.00	2.00
Water cooling and treatment	4.00	4.00	4.00
Gas conditioner	4.00	4.00	4.00
Wind power plant unit	4.94	5.49	3.71
Average rates for central government assets
Buildings	3.35	3.35	3.35
Machinery and office equipment	6.25	6.25	6.25
Furniture and fixtures	6.25	6.25	6.25
Vehicles	14.29	14.29	14.29
Telecommunications segment rates
Infrastructure backbone	3% to 5%	3% to 5%	3% to 5%
Infrastructure last mile	17% and 25%	17% and 25%	3% to 17%
Other infrastructure equipment	7% to 20%	7% to 20%	7% to 20%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.8.1	Assets with depreciation rates limited to the concession term

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

Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by ANEEL or the rate calculated based on the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by ANEEL, as from the date of their entry in operation.

18	Intangible assets

	12.31.2020	12.31.2019
Concession agreement - distribution of electricity (18.1)	6,203,387	5,703,686
Generation concession agreements/ authorization (18.2)	553,840	582,671
Concession agreement - piped gas distribution (18.3)	132,366	-
Others (18.4)	39,863	46,254
	6,929,456	6,332,611

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.1	Power distribution service concession
.
	Intangible asset	Special liabilities
	in service	in service	Total
Balance as of January 1, 2019	8,212,792	(2,822,729)	5,390,063
Incorporations (Note 10.1)	2,625	(2,550)	75
Transfers from contract assets (Note 11.1)	771,844	(93,164)	678,680
Transfers to investments	(7)	-	(7)
Transfers to other receivables	(1,520)	-	(1,520)
Amortization of quotas - concession (a)	(461,370)	134,864	(326,506)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,740)	-	(10,740)
Loss on disposal	(26,359)	-	(26,359)
Balance as of December 31, 2019	8,487,265	(2,783,579)	5,703,686
Transfers from accounts receivable - concessions (Note 10.1)	99	-	99
Transfers from contract assets (Note 11.1)	1,016,482	(105,116)	911,366
Transfers to other receivables	(1,372)	-	(1,372)
Amortization of quotas - concession (a)	(485,677)	138,596	(347,081)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,655)	-	(10,655)
Loss on disposal	(52,656)	-	(52,656)
Balance as of December 31, 2020	8,953,486	(2,750,099)	6,203,387
(a) Amortization during the concession as of the start of commercial operations of the enterprises or based on the useful life of the assets, of the two the shortest.

The balance refers to the portion of infrastructure that will be used during concession, net of special obligations. The Special Obligations represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

18.2	Generation concession agreements
.
		Concession contract (a)	Concession and
	in service	in progress	authorization rights	Total
Balance as of January 1, 2019	226,411	-	367,441	593,852
Business combination effects	-	-	20,113	20,113
Amortization of quotas - concession and authorization (b)	(16,944)	-	(14,350)	(31,294)
Balance as of December 31, 2019	209,467	-	373,204	582,671
ANEEL grant - use of public property	-	3,682	-	3,682
Amortization of quotas - concession and authorization (b)	(17,527)	-	(14,986)	(32,513)
Capitalizations for intangible in service	3,682	(3,682)	-	-
Balance as of December 31, 2020	195,622	-	358,218	553,840
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.3	Piped gas distribution service concession
.
Total
Balance as of January 1, 2019	3,619
Transfers from accounts receivable - concessions (Note 10.2)	24,835
Amortization of quotas - concession	(28,454)
Balance as of December 31, 2019	-
Transfers from contract assets (Note 11.2)	7,277
Transfers from accounts receivable - concessions (Note 10.2)	154,483
Amortization of quotas - concession	(29,243)
Loss on disposal	(151)
Balance as of December 31, 2020	132,366
18.4	Other intangible assets
.
	in service	in progress	Total
Balance as of January 1, 2019	25,630	15,933	41,563
Acquisitions	-	5,032	5,032
Transfers from property, plant and equipment	(1,471)	10,217	8,746
Capitalizations for intangible in service	16,118	(16,118)	-
Amortization of quotas (a)	(8,646)	-	(8,646)
Amortization of quotas - PIS/Pasep and Cofins credits	(11)	-	(11)
Loss on disposal	-	(430)	(430)
Balance as of December 31, 2019	31,620	14,634	46,254
Acquisitions	128	10,863	10,991
Transfers from property, plant and equipment	229	2,932	3,161
Capitalizations for intangible in service	7,136	(7,136)	-
Amortization of quotas (a)	(11,584)	-	(11,584)
Amortization of quotas - PIS/Pasep and Cofins credits	(13)	-	(13)
Loss on disposal	-	(4)	(4)
(-) Reclassification (b)	(8,307)	(635)	(8,942)
Balance as of December 31, 2020	19,209	20,654	39,863
(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 40).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19	Payroll, Social Charges and Accruals

	12.31.2020	12.31.2019
Social security liabilities
Taxes and social contribution	42,748	47,022
Social security charges on paid vacation and 13th salary	29,742	29,182
	72,490	76,204
Labor liabilities
Payroll, net	-	3,330
Vacation and 13th salary	100,175	98,648
Provisons by performance andprofit sharing	483,110	156,040
Voluntary retirement program	28,071	2,820
Other liabilities	200	2
	611,556	260,840
	684,046	337,044
20	Accounts Payable to Suppliers

	12.31.2020	12.31.2019
Energy supplies	1,393,899	1,085,777
Materials and supplies	671,458	520,647
Natural gas for resale	38,574	79,174
Charges for use of grid system	332,521	187,595
	2,436,452	1,873,193
Current	2,291,307	1,685,280
Noncurrent	145,145	187,913

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21	Loans and Financing

								Contractual	Effective		12.31.2020	12.31.2019
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
FOREIGN CURRENCY
National Treasury Department (STN - Secretaria do Tesouro Nacional)
Par Bond	Copel	Debt negotiation	Guarantees deposited(21.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	82,933	64,325
Discount Bond				05.20.1998	1	04.11.2024	Half-yearly	2.8125% + 0,20%	2.8125% + 0,20%	12,082	57,404	44,658
Total foreign currency											140,337	108,983
LOCAL CURRENCY
Banco do Brasil
CCB 306.401.381 (a)	Copel HOL	Working Capital	Credit assignment	12.19.2019	5	03.25.2022	Quarterly	120.00% of DI	126.99% of DI	640,005	640,177	640,530
NCI 306.401.445	Copel HOL			02.24.2017	2	02.15.2020	Half-yearly	124.5% of DI	136.15% of DI	77,000	-	39,446
											640,177	679,976
Eletrobras
983/95		National Program for Watering - Proni.	Own revenue; issue of promissory notes and commercial duplicates.	12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	11	-	26
984/95				12.22.1994	80	11.15.2020	Quarterly	8.0%	8.0%	14	-	11
985/95				12.22.1994	80	08.15.2021	Quarterly	8.0%	8.0%	61	-	11
206/07		Rural Electricity Program - Luz para Todos.		03.03.2008	120	08.30.2020	Monthly	5.0%+ 1.0%	5.05%	109,642	-	5,953
273/09				02.18.2010	120	12.30.2022	Monthly	5.0%+ 1.0%	5.0%+ 1.0%	63,944	-	4,933
											-	10,934
Caixa Econômica Federal
415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	11,496	13,410
3153-352		Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	165	331
											11,661	13,741
Finep
21120105-00	Copel Tel	BEL project - ultra wide band intranet service (Ultra Wide Band - UWB).	Lock of proceeds received in current account.	07.17.2012	81	10.15.2020	Monthly	4.0%	4.39%	-	-	2,626
21120105-00				07.17.2012	81	10.15.2020	Monthly	3.5% + TR	3.88% + TR	-	-	2,219
											-	4,845
Banco do Brasil - BNDES Transfer
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	83,936	95,807
											83,936	95,807
(a) On March 25, 2021, the debt was renegotiated, with the final maturity date being changed to March 25, 2023 and the amount of financial charges to 135% of the DI p.y. (continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

								Contractual	Effective		12.31.2020	12.31.2019
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
BNDES
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	83,935	95,807
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	17,756	21,090
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	41,405	46,240
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	748,083	817,329
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	10,069	11,385
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	20,280	22,419
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	12,171	13,526
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194,000	184,087	196,827
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	158,351	-
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	110,699	-
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	585	7,611
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	4,329	8,288
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	27,434	35,267
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	2	11
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	41,665	45,582
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	45,208	49,458
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	37,470	41,388
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	27,701	30,598
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	62,824	69,394
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	67,096	74,112
18204611	Cutia		Pledge of shares; assignment of receivables.	10.25.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	588,169	611,457
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	17,046	19,203
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	2,194	2,992
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	22,029	24,627
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	7,550	9,813
											2,338,138	2,254,424

Total local currency											3,073,912	3,059,727
										Gross debt	3,214,249	3,168,710
										(-) Transaction cost	(25,718)	(26,327)
										Net debt	3,188,531	3,142,383
										Current	717,677	255,521
										Noncurrent	2,470,854	2,886,862
DI - Interbank Deposit Rate
IPCA - Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, in Portuguese)
TJLP - Long-term interest rate
TR - Referential Rate

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1	Collateral and Escrow deposits– STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$ 78,764 (R$ 57,968 at December 31, 2019), and Discount Bond, in the amount of R$ 54,757 (R$ 40,465 at December 31, 2019) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

21.2	Breakdown of loans and financing by currency and index

		12.31.2020%		12.31.2019%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	28.93	140,337	4.40	108,983	3.47
		140,337	4.40	108,983	3.47
Local currency - indexes at period end (%)
TJLP	4.55	2,090,340	65.58	2,271,187	72.30
CDI	1.90	638,431	20.02	676,720	21.54
TR	0.00	-	-	2,202	0.07
IPCA	4.52	270,749	8.49	8,288	0.26
Without indexer (annual fixed rate)	-	48,674	1.51	75,003	2.36
		3,048,194	95.60	3,033,400	96.53
		3,188,531	100.00	3,142,383	100.00

21.3	Maturity of noncurrent installments

12.31.2020	Gross debt	(-) Transaction cost	Net debt
2022	328,538	(2,054)	326,484
2023	202,249	(1,732)	200,517
2024	337,272	(1,738)	335,534
2025	195,764	(1,735)	194,029
2026	195,846	(1,738)	194,108
After 2026	1,233,752	(13,570)	1,220,182
	2,493,421	(22,567)	2,470,854

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4	Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2019	104,751	3,942,556	4,047,307
Funding	-	796,296	796,296
Charges	5,599	268,950	274,549
Monetary and exchange variations	4,170	6,907	11,077
Amortization - principal	-	(1,660,869)	(1,660,869)
Payment - charges	(5,537)	(320,440)	(325,977)
Balance as of December 31, 2019	108,983	3,033,400	3,142,383
Funding	-	263,000	263,000
Charges	6,928	176,337	183,265
Monetary and exchange variations	31,189	5,869	37,058
Amortization - principal	-	(253,700)	(253,700)
Payment - charges	(6,763)	(176,712)	(183,475)
Balance as of December 31, 2020	140,337	3,048,194	3,188,531
(a) Reclassification to Assets classified as held for sale (Note 40).
21.5	Covenants

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

At December 31, 2020, all financial indicators measured annually and agreed commitments have been fully met.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá	EBITDA / Net financial results	≥ 1,3
Banco do Brasil No. 21/02000-0 - Mauá
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4,0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem No. 11211531
GE Farol S.A.	BNDES Finem No. 11211521
GE Olho D´Água S.A.	BNDES Finem No. 11211551
GE São Bento do Norte S.A.	BNDES Finem No. 11211541
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1,2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1,3
Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22	Debentures

									Contractual	Effective		12.31.2020	12.31.2019
					Issue	Number of	Final	Payment	financial	interest	Contract
Company	Issue	Characteristics	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
Copel	7th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	303,101	617,378
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	500,475	500,906
Copel GeT	1st	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	05.15.2015	3	05.15.2020	Annual	113.0% of DI	114.29% of DI	1,000,000	-	346,906
	3rd				10.20.2017	3	10.20.2022	Half-yearly	126.0% ofDI	131.21% of DI	1,000,000	669,811	1,011,691
	4th		Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% ofDI	133.77% of DI	1,000,000	1,010,625	1,030,054
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	322,110	308,464
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	807,793	818,406
	6th (2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	215,265	205,677
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	502,358	505,846
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	1,011,796	1,019,626
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	529,349	506,180
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	351,479	351,914
Copel CTE	1st	(a)	Deployment, expansion and modernization of the telecommunication network.	Personal guarantee	10.15.2015	5	10.15.2024	Half-yearly	IPCA +7.9633%	IPCA+ 8.1073%	160,000	-	195,429
	2nd				07.15.2017	1	07.15.2022	Half-yearly	IPCA + 5.4329%	IPCA+ 6.1036%	220,000	-	246,355
	3rd		Investments in the issuer.		05.15.2019	3	05.15.2024	Half-yearly	117.0% of DI	119.58% of DI	210,000	-	211,348
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	109,677	119,171
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	130,449	135,657
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA +5.8813%	IPCA+ 6.83%	360,000	353,166	352,829
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	3,000	6,001
						0			SELIC + 2.17%	SELIC + 2.17%	-	2,890	5,782
	3rd	(f)	Issuer's investment plan fund.	Real	12.17.2019	18	06.28.2021	Monthly	DI + spread 0.88	5.68%	43,000	14,475	44,746
											Gross debt	6,837,819	8,540,366
											(-) Transaction cost	(80,338)	(110,656)
											Net debt	6,757,481	8,429,710
											Current	1,881,411	1,164,301
											Noncurrent	4,876,070	7,265,409
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1	Maturity of noncurrent installments

12.31.2020	Gross debt	(-) Transaction cost	Net debt
2022	2,035,503	(18,969)	2,016,534
2023	1,173,340	(12,064)	1,161,276
2024	504,759	(6,982)	497,777
2025	499,422	(5,298)	494,124
2026	234,477	(3,756)	230,721
After 2026	488,057	(12,419)	475,638
	4,935,558	(59,488)	4,876,070
22.2	Changes in debentures

Total
Balance as of January 1, 2019	7,518,131
Funding	2,965,028
Charges and monetary variations	623,795
Amortization - principal	(1,977,125)
Payment - charges	(700,119)
Balance as of December 31, 2019	8,429,710
Charges and monetary variations	453,951
Amortization - principal	(1,046,295)
Payment - charges	(422,295)
Reclassification (a)	(657,590)
Balance as of December 31, 2020	6,757,481
(a) Reclassification to Assets classified as held for sale (Note 40).
22.3	Covenants

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

At December 31, 2020, all financial indicators measured annually and agreed commitments were fully met, except the subsidiary Ventos de Santo Uriel, which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, at December 31, 2020, according to a letter from BNDES, with reference AE/DEENE2 No. 186/2020, the commitment of the banking institution not to declare the early maturity of the debenture deed, based on the performance of this ratio in 2020.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The financial covenants contained in the agreements are presented as follows:

Company	Contract	Annual financial index	Limit
Copel	7th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3,5 ≥ 1,5
8th issue of Debentures
Copel GeT	3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
6th issue of Debentures
Copel DIS	3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
Copel TEL	1st issue of Debentures
2nd issue of Debentures
3rd issue of Debentures
Compagás	2nd issue of Debentures	Net debt / EBTIDA	≤ 3,5
		General Indebtedness	≤ 0,7
	3rd issue of Debentures	Net debt / EBTIDA	≤ 3,5
Nova Asa Branca I		Debt service coverage ratio	≥ 1,3
Nova Asa Branca II
Nova Asa Branca III	2nd issue of Debentures
Nova Eurus IV
Ventos de Santo Uriel
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1,2
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.
23	Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

On March 17, 2021, the Board of Directors approved the signing of assistance agreements for maintaining the Prosaúde II and Prosaúde III plans, managed by Fundação Copel.

23.1	Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

23.2	Healthcare Plan

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.3	Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	12.31.2020	12.31.2019
Pension plans	1,124	1,537
Healthcare plans	1,492,490	1,193,399
	1,493,614	1,194,936
Current	69,231	66,004
Noncurrent	1,424,383	1,128,932

The increase in the balance is due to the actuarial assessment of the future benefits of the Health Plan II due to the increase in the projected medical costs, impact of the discount rate and inflation, as well as an increase in the Aging Factor between the retirement age and the last range of participants above 80 years old.

Amounts recognized in the statement of income are shown below:

	12.31.2020	12.31.2019	12.31.2018
Employees
Pension plans	57,977	60,754	67,457
Healthcare plan - post employment	94,349	99,577	97,866
Healthcare plan - active employees	75,192	76,454	76,702
	227,518	236,785	242,025
Management
Pension plans	977	1,450	1,598
Healthcare plan	139	91	127
	1,116	1,541	1,725
	228,634	238,326	243,750
23.4	Changes in post-employment benefits

Balance as of January 1, 2019	968,763
Appropriation of actuarial calculation	99,578
Appropriation of pension and healthcare contributions	138,974
Adjustment related to actuarial gains (loss)	186,628
Amortizations	(199,007)
Balance as of December 31, 2019	1,194,936
Appropriation of actuarial calculation	94,349
Appropriation of pension and healthcare contributions	130,129
Adjustment related to actuarial gains	271,343
Amortizations	(197,143)
Balance as of December 31, 2020	1,493,614

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5	Actuarial valuation in accordance with IAS 19
23.5.1	Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2020 and 2019 are shown below:

		2020		2019
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	4.00%	-	2.90%
Expected rate of discount/return p.y.
Unified Plan - Defined Benefit	2.85%	6.96%	3.05%	6.04%
Unified Plan - Balance	3.20%	7.33%	3.20%	6.19%
Plan III	3.40%	7.54%	3.20%	6.19%
Assistance Plan	3.20%	7.33%	3.30%	6.30%
Salary growth
Unified Plan p.y.	0.00%	4.00%	1.00%	3.93%
Plan III p.y.	1.00%	5.04%	1.00%	3.93%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927
23.5.2	Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Number of active participants	22	27	7,401	7,647	6,546	6,963
Number of Inactive participants	4,274	4,337	4,633	4,324	9,032	8,433
Number of dependent people	-	-	-	-	21,716	22,183
Total	4,296	4,364	12,034	11,971	37,294	37,579
23.5.3	Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

	Unified Plan	Plan III
As of 12.31.2020
Retired participants	12.38	23.16
Pensioner participants	14.07	24.98
As of 12.31.2019
Retired participants	13.13	25.84
Pensioner participants	8.40	25.84

The average age of inactive participants of the healthcare and pension plans of the Company is 68.1 and 67.2 years, respectively.

23.5.4	Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2020 totaled surplus of R$ 807,444 and R$ 285,057, respectively and surplus of R$ 908,294 and R$ 91,218,

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

respectively as of December 31, 2019. Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2020, reflecting any right to reduce contributions, refund of surplus or other amounts.

	Unified Plan	Plan III	Assistance Plan	12.31.2020	12.31.2019
Total liabilities or partially covered	6,760,824	3,344,723	1,714,638	11,820,185	11,074,608
Fair value of the plan assets	(7,568,268)	(3,629,780)	(222,148)	(11,420,196)	(10,880,721)
Plan coverage status	(807,444)	(285,057)	1,492,490	399,989	193,887
Unrecognized asset	807,444	285,057	-	1,092,501	999,512
	-	-	1,492,490	1,492,490	1,193,399

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2020, as presented in the Statements of Comprehensive Income.

23.5.5	Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2018	5,352,894	1,734,568	1,035,957
Cost of services	589	9,604	11,633
Cost of interest	533,201	195,991	102,916
Benefits paid	(414,256)	(133,281)	(7)
Actuarial (gain) losses	442,336	338,779	(9,894)
Present value of net actuarial obligations as of December 31, 2018	5,914,764	2,145,661	1,140,605
Cost of services	560	4,098	14,306
Cost of interest	477,732	128,075	106,004
Benefits paid	(435,454)	(174,427)	(30)
Actuarial (gain) losses	680,860	943,129	128,725
Present value of net actuarial obligations as of December 31, 2019	6,638,462	3,046,536	1,389,610
Cost of services	578	2,018	20,854
Cost of interest	405,371	183,866	85,561
Benefits paid	(456,151)	(203,342)	(74)
Actuarial (gain) losses	172,564	315,645	218,687
Present value of net actuarial obligations as of December 31, 2020	6,760,824	3,344,723	1,714,638

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.6	Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2018	5,834,572	1,821,055	170,923
Return estimated for assets	593,572	230,703	16,579
Contributions and distributions	24,011	9,184	-
Benefits paid	(414,256)	(133,281)	-
Actuarial gain (losses)	252,942	250,575	(14,511)
Fair value of the Plan's assets as of December 31, 2018	6,290,841	2,178,236	172,991
Return estimated for assets	685,685	337,476	51,541
Contributions and distributions	23,851	4,185	-
Benefits paid	(435,454)	(174,427)	-
Actuarial gain (losses)	981,833	792,284	(28,321)
Fair value of the Plan's assets as of December 31, 2019	7,546,756	3,137,754	196,211
Return estimated for assets	607,252	224,591	16,474
Contributions and distributions	23,919	136,708	-
Benefits paid	(456,151)	(203,341)	-
Actuarial gain (losses)	(153,508)	334,068	9,463
Fair value of the Plan's assets as of December 31, 2020	7,568,268	3,629,780	222,148
23.5.7	Estimated costs

The estimated net periodic plan costs (gains) for 2021 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan
Cost of current service	388	4,010	7,368
Estimated cost of interest	481,656	246,255	125,133
Expected return on plan assets	(530,144)	(245,291)	(15,994)
Expected employee contributions	(136)	(2,003)	-
Costs (income or loss)	(48,236)	2,971	116,507

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.5.8	Sensitivity Analysis

The following tables set out a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(514,571)	521,397
Impacts on the obligations of healthcare program	(130,084)	138,601
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	116,165	(112,757)
Impact on cost of service for the following financial year of healthcare program	492	(478)
Sensitivity of the service cost
Impacts on the obligations of the pension	29	(30)
Impacts on the obligations of healthcare program	572	(586)
23.5.9	Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2021	589,819	179,251	89,842	858,912
2022	572,875	173,696	92,409	838,980
2023	555,705	167,961	91,572	815,238
2024	538,812	162,277	89,509	790,598
2025	522,208	156,810	87,372	766,390
2026 a 2050	5,119,047	2,119,296	1,010,411	8,248,754
23.5.10	Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2020 and the allocation goal for 2021, by asset category, are shown below:

	Goal for 2021 (*)	2020
Fixed income	69.6%	70.4%
Variable income	7.2%	9.1%
Loans	1.6%	1.6%
Real estate	5.8%	7.2%
Investment structuring	10.5%	8.9%
Investments abroad	5.3%	2.8%
	100.0%	100.0%
(*) Target based on the total investment of each plan.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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
(*) Target 2020.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

23.5.11	Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2020 and 2019, in the amounts of R$ 67,515 and R$70,564, respectively.

24	Sectorial Charges Payable

	12.31.2020	12.31.2019
Energy Development Account - CDE	5,700	4,104
Global Reversal Reserve - RGR	12,446	12,068
Tariff flags	15,566	12,336
	33,712	28,508
25	Research and Development and Energy Efficiency

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

Provisional Measure No. 998 of September 2020, converted into Law No. 14120, on March 1, 2020, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. The regulation of the referred rule is in Aneel Public Consultation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.1	Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of	Balance as of
				12.31.2020	12.31.2019
Research and Development - R&D
FNDCT	-	8,085	-	8,085	4,046
MME	-	4,041	-	4,041	2,023
R&D	221,977	-	110,769	332,746	341,658
	221,977	12,126	110,769	344,872	347,727
Energy efficiency program- EEP
Procel	-	5,855	-	5,855	16,410
EEP	36,756	-	277,528	314,284	294,034
	36,756	5,855	277,528	320,139	310,444
	258,733	17,981	388,297	665,011	658,171
			Circulante	380,186	375,395
			Não circulante	284,825	282,776
National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel
25.2	Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2019	4,725	2,361	327,626	15,792	242,231	592,735
Business combination effects	20	10	1,464	-	-	1,494
Additions	32,311	16,155	32,312	9,333	37,321	127,432
Performance agreement	-	-	-	-	3,246	3,246
Interest rate (Note 33)	-	-	10,627	51	13,892	24,570
Transfers	-	-	-	(3,123)	3,123	-
Payments	(33,010)	(16,503)	-	(5,643)	990	(54,166)
Concluded projects	-	-	(30,371)	-	(6,769)	(37,140)
Balance as of December 31, 2019	4,046	2,023	341,658	16,410	294,034	658,171
Additions	37,427	18,716	37,426	10,181	40,724	144,474
Performance agreement	-	-	-	-	3,545	3,545
Interest rate (Note 33)	-	-	4,253	1,469	6,828	12,550
Transfers	-	-	-	(616)	616	-
Payments	(33,388)	(16,698)	-	(21,589)	-	(71,675)
Concluded projects	-	-	(50,591)	-	(31,463)	(82,054)
Balance as of December 31, 2020	8,085	4,041	332,746	5,855	314,284	665,011

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26	Accounts Payable Related to Concessions

					Discount	Annual
	Company	Grant	Signature	Closing	rate	Adjustment	12.31.2020	12.31.2019
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	17,213	16,890
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	25,075	24,353
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,841	7,588
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	3,299	-
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	678,436	563,756
							731,864	612,587
						Current	88,951	73,032
						Noncurrent	642,913	539,555
Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.
26.1	Changes in accounts payable related to concessions

Balance as of January 1, 2019	584,163
Adjust to present value	(668)
Monetary variations	99,661
Payments	(70,569)
Balance as of December 31, 2019	612,587
Additions	3,682
Adjust to present value	(1,112)
Monetary variations	191,638
Payments	(74,931)
Balance as of December 31, 2020	731,864
26.2	Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2021	87,432	88,951
2022	87,432	78,757
2023	87,432	71,101
2024	87,432	64,195
After 2024	1,155,565	428,860
	1,505,293	731,864

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27	Right-of-use asset and lease liability

With the adoption of IFRS 16, the Company recognized right-of-use asset and lease liability as follows:

27.1	Right-of-use asset

	Balance as of	Additions	Remeasurement adjustment		Loss on	Reclassi-	Balance as of
	January 1, 2020			Amortization	disposal	fication (a)	December 31, 2020

Real estate	40,155	5,319	75	(18,433)	(2,551)	(1,181)	23,384
Vehicles	46,400	79,455	1,331	(28,176)	-	(8,694)	90,316
Equipment	6,276	18,797	-	(4,880)	-	(1,372)	18,821
	92,831	103,571	1,406	(51,489)	(2,551)	(11,247)	132,521
(a) Reclassification to Assets classified as held for sale (Note 40).

	Initial adoption on	Additions	Remeasurement adjustment		Loss on	Balance as of
	January 1, 2019			Amortization	disposal	31-Dec-19

Real estate	57,461	2,484	914	(17,705)	(2,999)	40,155
Vehicles	57,564	2,295	2,970	(15,205)	(1,224)	46,400
Equipment	2,997	4,574	-	(1,295)	-	6,276
	118,022	9,353	3,884	(34,205)	(4,223)	92,831
27.2	Lease liability
27.2.1	Changes in lease liability

Initial adoption on January 1, 2019	118,022
Additions	9,353
Remeasurement adjustment	3,884
Charges	9,675
Amortization - principal	(30,946)
Payment - charges	(9,130)
Baixas	(4,254)
Balance as of December 31, 2019	96,604
Additions	103,571
Remeasurement adjustment	1,406
Charges	10,528
Amortization - principal	(51,761)
Payment - charges	(7,577)
Write-offs	(2,670)
Reclassification (a)	(11,740)
Balance as of December 31, 2020	138,361
Current	41,193
Noncurrent	97,168
(a) Reclassification to Assets classified as held for sale (Note 40).

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2.2	Maturity of noncurrent installments

2022	41,948
2023	27,625
2024	19,656
2025	8,953
2026	51
After 2026	889
Undiscounted amounts	99,122
Embedded interest	(1,954)
Lease liabilities balance	97,168
27.2.3	Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	156,287	138,361
Potencial Pis/Cofins	12,498	11,333
27.3	Impact of forecast inflation on discounted cash flows

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

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	138,361	155,015	12.04%
Right to use assets	132,521	144,842	9.30%
Financial expense	9,510	10,716	12.68%
Amortization expense	45,090	48,883	8.41%
27.4	Commitments from leases and rentals

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Less than		Over
	1 year	1 to 5 years	5 years	12.31.2020
Commitments from leases and rents	7,328	31,843	164,149	203,320
28	Other Accounts Payable

	12.31.2020	12.31.2019
Fair value in the purchase and sale of power (Note 35.2.12)	343,406	251,973
Generation deviation - wind projects (Note 35.2.11)	94,089	-
Public lighting rate collected	48,188	38,805
Customers	44,508	43,024
Obligations to customers in gas sales operations (a)	29,508	39,665
Aneel Order No. 084/2017 provision	29,174	26,008
Pledges in guarantee	16,409	9,257
Investment acquisition	14,169	13,294
Financial offset for the use of water resources	9,799	12,535
Reimbursements to customer contributions	4,893	4,887
Derivatives fair value - forward contract (Note 35.2.3 - b)	-	1,203
Other liabilities	71,143	58,218
	705,286	498,869
Current	235,400	149,407
Noncurrent	469,886	349,462
(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.
29	Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 of these financial statements are met.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1	Change in provision for legal claims

		Income
		Provision		Construction			Transfers/	Balances as of
	Balances as of	for litigations		cost	Additions		Others	December 31,
	January 1, 2020	Additions	Reversals	Additions (Rev.)	to assets	Discharges	(a)	2020
Tax
Cofins	104,284	2,864	-	-	-	-	-	107,148
Others	71,506	47,949	(49,381)	-	-	(244)	(3,105)	66,725
	175,790	50,813	(49,381)	-	-	(244)	(3,105)	173,873
Labors	673,062	102,315	(4,297)	-	-	(145,228)	(29,604)	596,248
Employee benefits	86,297	11,439	(43,524)	-	-	(783)	(1,028)	52,401
Civil
Civil and administrative claims	336,962	94,500	(20,581)	-	-	(22,452)	(534)	387,895
Easements	127,010	286	(543)	(13,748)	667	(2,119)	-	111,553
Expropriations and property	118,757	4,634	(1,217)	6,673	5,202	(161)	-	133,888
Customers	4,956	299	(1,275)	-	-	(7)	-	3,973
Environmental	4,071	3,108	(5)	-	-	-	-	7,174
	591,756	102,827	(23,621)	(7,075)	5,869	(24,739)	(534)	644,483
Regulatory	79,808	10,955	(1,033)	-	-	(1,031)	-	88,699
	1,606,713	278,349	(121,856)	(7,075)	5,869	(172,025)	(34,271)	1,555,704
(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 40).

		Income
	Balances as of	Provision for litigations		Construction cost	Additions		Transfers/	Balances as of
	January 1, 2019	Additions	Reversals	Additions/(Rev.)	to assets	Discharges	Others	December 31, 2019
Tax
Cofins	102,603	4,307	(2,626)	-	-	-	-	104,284
Others	54,494	4,841	(14,258)	-	-	(1,258)	27,687	71,506
	157,097	9,148	(16,884)	-	-	(1,258)	27,687	175,790
Labors	612,782	194,550	(23)	-	-	(134,247)	-	673,062
Employee benefits	85,199	27,426	(18,747)	-	-	(7,581)	-	86,297
Civil
Civil and administrative claims	492,934	101,438	(36,271)	-	-	(221,139)	-	336,962
Easements	118,147	711	(3,470)	12,456	1,012	(1,891)	45	127,010
Expropriations and property	116,401	2,844	(4,501)	(2,935)	7,109	(161)	-	118,757
Customers	5,209	390	(643)	-	-	-	-	4,956
Environmental	3,531	1,332	(566)	-	-	(226)	-	4,071
	736,222	106,715	(45,451)	9,521	8,121	(223,417)	45	591,756
Regulatory	73,473	7,926	(546)	-	-	(1,045)	-	79,808
	1,664,773	345,765	(81,651)	9,521	8,121	(367,548)	27,732	1,606,713
29.2	Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
Extent	Description	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	107,148	104,284	6,554	6,415
INSS	Tax requirements related to the social security contribution.	29,405	30,744	100,165	117,018
Federal taxes	Administrative requirements and questions from the Federal Revenue of Brazil.	-	-	84,027	105,800
ICMS	Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer between May 2011 and December 2013.
The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial proceeding, thus it cannot suffer the effects of the ruling rendered thereon, which would entail its illegitimacy to appear as liable taxpayer in tax deficiency notice issued.
	The Company filed a writ of mandamus at 07.16.2019, having obtained an injunction to suspend the enforceability of the tax credit.	-	-	97,404	87,657
IPTU	Tax Requirement on Urban Territorial Property on properties affected by the public electricity service.	-	-	98,459	87,006
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	73,094	65,443
Others	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	37,320	40,762	116,920	159,207
		173,873	175,790	576,623	628,546
Labors	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	596,248	673,062	345,080	419,917
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	52,401	86,297	9,210	21,338
Regulatory
Dispatch Aneel nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	70,188	57,000	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial
	Asset to be recovered through tariff rates.	-	-	942,640	1,034,593
Colíder Exclusion of Liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	216,353	98,723
Others	Aneel's notifications about possible breaches of regulatory standards	18,511	22,808	-	8,104
		88,699	79,808	1,158,993	1,141,420
(to be continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
Extent	Description	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	50,330	48,977	41,258	34,792
Department of Roads and Roadworks	The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature.	-	-	95,669	85,277
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	125,719	119,579	510,543	485,607
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management’s judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 to obtain subsidies until March 29, 2020, in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the aforementioned Public Consultation, delimiting its scope for economic and financial analysis, but without discussing the legal aspects brought up in the scope of Grant 005/2020 and that permeate the theme. The Company and its legal advisors evaluated the documents made available at Public Consultation 005/2021 and are working on preparing their contributions in order to solidify their understanding and safeguard their rights.	-	-	1,755,112	-
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	133,560	139,893	282,794	300,061
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	82,146	28,513	38,127	26,104
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	110,652	127,010	26,001	24,635
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	86,207	80,079	138,341	120,760
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant.	44,775	38,678	45,196	36,807
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	3,920	4,956	3,768	-
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	7,174	4,071	180,068	159,885
		644,483	591,756	3,116,877	1,273,928
		1,555,704	1,606,713	5,206,783	3,485,149

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

At December 31, 2020, paid-in capital is R$ 10,800,000 (R$ 10,800,000 as at December 31, 2019). It includes shares (with no par value) and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

								Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	850,285,980	58.63	-	-	-	-	850,285,980	31.07
BNDES	382,987,750	26.41	-	-	272,820,060	21.26	655,807,810	23.96
Eletrobras	15,307,740	1.06	-	-	-	-	15,307,740	0.56
Free float:
B3	197,200,880	13.59	767,830	23.50	774,780,030	60.40	972,748,740	35.56
NYSE	1,163,450	0.08	-	-	233,148,470	18.17	234,311,920	8.56
Latibex	-	-	-	-	1,721,110	0.13	1,721,110	0.06
City Halls	1,783,930	0.12	93,260	2.85	34,710	-	1,911,900	0.07
Other shareholders	1,581,070	0.11	2,406,430	73.65	471,050	0.04	4,458,550	0.16
	1,450,310,800	100.00	3,267,520	100.00	1,282,975,430	100.00	2,736,553,750	100.00
30.2	Equity valuation adjustments

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

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item.

Balance as of January 1, 2019	785,610
Actuarial liabilities
Post employment benefits	(186,628)
Taxes on adjustments	63,444
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(100,342)
Taxes on adjustments	34,116
Attributed to non-controlling interest	(4,273)
Balance as of December 31, 2019	591,927
Adjusts to actuarial liabilities
Post employment benefits	(271,345)
Taxes on adjustments	92,190
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(90,347)
Taxes on adjustments	30,717
Attributed to non-controlling interest	207
Balance as of December 31, 2020	353,349
30.3	Legal reserve and profit retention reserve

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.4	Proposed dividend distribution

Parent Company		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Calculation of minimum mandatory dividend (25%)
Net income for the year	3,904,202	1,989,946	1,407,063
Legal Reserve (5%)	(195,210)	(99,497)	(70,353)
Realization of equity evaluation adjustment	59,630	66,226	67,086
Calculation basis for minimum mandatory dividends	3,768,622	1,956,675	1,403,796
(1) Minimum mandatory dividend	942,156	489,169	350,949

(2) Interest on own capital - gross value	807,500	643,000	280,000
Tax on interest on own capital	(76,401)	(56,584)	(27,593)
(3) Interest on own capital, net	731,099	586,416	252,407

(4)Complement to reach the mandatory minimum	211,057	-	98,542
(5) Proposed additional dividend from non-capitalized earnings reserve (30.4.1)	1,507,449	-	-
(6) Total proposed distribution, net	2,435,463	586,416	350,949
(7) Total proposed distribution	2,526,006	643,000	378,542
Gross value of dividends per share:
Ordinary shares	0.88128	0.22423	0.13195
Class “A” preferred shares	1.27172	0.39466	0.28905
Class “B” preferred shares	0.96941	0.24669	0.14515

Gross value of dividends per class of shares:
Ordinary shares	1,278,126	325,210	191,369
Class “A” preferred shares	4,155	1,291	950
Class “B” preferred shares	1,243,725	316,499	186,223

The gross value per share presented were calculated based on the new number of shares, after the share split approved at the General Meeting, as described in Note 30.1.

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

30.4.1	Additional proposed dividend from non-capitalized revenue reserve

Considering that Copel has profit retention reserves corresponding to the allocation of prior-year profits that have not yet been capitalized, that a relevant portion of the profit for 2020 has not yet been realized financially (reflecting the final and unappealable decision for the lawsuit that recognized the right of Copel DIS to exclude from the PIS and COFINS calculation basis the full amount of ICMS separately stated in the sales invoices) and, finally, the need to allocate part of the profit for 2020 to the investment program expected for 2021, the payment of the proposed additional dividend will be made with a balance of profit reserves from previous non-capitalized periods.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.5	Earnings per share – basic and diluted

Parent Company	Continuing	Discontinued		Continuing	Discontinued	Restated	Continuing	Discontinued	Restated
	operations	operations	12.31.2020	operations	operations	12.31.2019	operations	operations	12.31.2018
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	1,935,144	40,607	1,975,751	1,051,809	(44,707)	1,007,102	662,546	49,688	712,234
Class “A” preferred shares	5,783	100	5,883	2,920	(111)	2,809	1,652	124	1,776
Class “B” preferred shares	1,883,054	39,514	1,922,568	1,023,538	(43,503)	980,035	644,703	48,350	693,053
	3,823,981	80,221	3,904,202	2,078,267	(88,321)	1,989,946	1,308,901	98,162	1,407,063
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800
Class “A” preferred shares	3,268,067	3,268,067	3,268,067	3,273,682	3,273,682	3,273,682	3,286,270	3,286,270	3,286,270
Class “B” preferred shares	1,282,974,883	1,282,974,883	1,282,974,883	1,282,969,268	1,282,969,268	1,282,969,268	1,282,956,680	1,282,956,680	1,282,956,680
	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	1.33430	0.02800	1.36229	0.72523	(0.03083)	0.69440	0.45683	0.03426	0.49109
Class “A” preferred shares	1.76982	0.03080	1.80062	0.89086	(0.03391)	0.85790	0.50251	0.03769	0.54020
Class “B” preferred shares	1.46773	0.03080	1.49852	0.79778	(0.03391)	0.76388	0.50251	0.03769	0.54020
The results presented were calculated based on the new number of shares, after the share split approved at the General Meeting, as described in Note 30.1.

31	Net Operating Revenue

						Net revenues
	Gross	PIS/Pasep		Sectorial	Service tax		Restated	Restated
	revenues	and Cofins	ICMS (VAT)	charges	(ISSQN)	12.31.2020	12.31.2019	12.31.2018
Electricity sales to final customers	9,524,897	(737,647)	(1,960,998)	(173,428)	-	6,652,824	6,426,016	5,548,584
Electricity sales to distributors	4,330,982	(467,817)	(21,637)	(61,698)	-	3,779,830	2,865,866	2,765,916
Use of the main distribution and transmission grid	8,780,612	(667,419)	(2,118,380)	(1,622,217)	-	4,372,596	4,138,771	3,469,060
Construction income	1,414,067	-	-	-	-	1,414,067	1,132,884	1,097,313
Fair value of assets from the indemnity for the concession	57,341	-	-	-	-	57,341	36,646	47,499
Distribution of piped gas	679,304	(60,774)	(115,640)	-	(235)	502,655	843,183	557,186
Sectorial financial assets and liabilities result	746,052	(69,113)	-	-	-	676,939	18,631	893,688
Other operating revenue	406,539	(35,771)	(65)	-	(4,269)	366,434	407,248	171,218
Recovery of Pis/Pasep and Cofins on ICMS	-	810,563	-	-	-	810,563	-	-
	25,939,794	(1,227,978)	(4,216,720)	(1,857,343)	(4,504)	18,633,249	15,869,245	14,550,464

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.1	Revenue by type and/or class of customers

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Electricity sales to final customers	9,524,897	10,481,794	10,104,045
Residential	3,098,969	3,336,432	3,175,290
Industrial	970,638	1,276,105	1,419,240
Trade, services and other activities	1,701,260	2,179,510	2,136,087
Rural	613,419	631,527	572,361
Public entities	195,259	279,495	262,705
Public lighting	233,558	274,250	278,645
Public service	290,482	332,414	316,307
Free consumers	1,729,603	1,431,274	1,179,314
Donations and grants	691,709	740,787	764,096
Electricity sales to distributors	4,330,982	3,301,336	3,136,244
Bilateral contracts	2,386,929	1,998,617	2,002,077
Regulated contracts	916,377	854,239	385,157
Electric Energy Trade Chamber - CCEE	933,369	357,076	663,024
Interest (Note 10.3)	94,307	91,404	85,986
Use of the main distribution and transmission grid	8,780,612	8,270,996	6,867,274
Residential	2,788,725	2,585,892	2,222,621
Industrial	1,273,320	1,280,168	1,110,089
Trade, services and other activities	1,628,098	1,713,632	1,407,156
Rural	548,682	467,044	362,778
Public entities	180,814	217,027	185,383
Public lighting	205,904	206,492	184,530
Public service	195,597	174,414	141,556
Free consumers	1,164,020	1,052,535	795,105
Concessionaires and generators	61,720	62,414	80,329
Operating and maintenance income - O&M and interest income	733,732	511,378	377,727
Construction income	1,414,067	1,132,884	1,097,313
Power distribution service concession	1,154,488	904,023	741,855
Power gas distribution service concession	7,438	12,153	13,478
Power transmission concession(a)	252,141	216,708	341,980
Fair value of assets from the indemnity for the concession	57,341	36,646	47,499
Distribution of piped gas	679,304	1,003,790	753,222
Sectorial financial assets and liabilities result	746,052	25,057	985,344
Other operating revenue	406,539	438,876	199,788
Leasing and rent (31.2)	176,452	141,315	130,007
Fair value in the purchase and sale of power in the active market	137,463	204,876	-
Income from rendering of services	44,182	51,780	39,705
Other income	48,442	40,905	30,076
GROSS OPERATING REVENUE	25,939,794	24,691,379	23,190,729
(-) Pis/Pasep and Cofins	(2,038,541)	(2,243,383)	(2,094,148)
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	810,563	105,184	-
(-) ICMS (VAT)	(4,216,720)	(4,518,791)	(4,085,153)
(-) Service tax (ISSQN)	(4,504)	(3,333)	(3,402)
(-) Regulatory charges (31.3)	(1,857,343)	(2,161,811)	(2,457,562)
NET OPERATING REVENUE	18,633,249	15,869,245	14,550,464
(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.2	Leases and rentals
31.2.1	Revenue from leases and rentals

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Equipment and framework	175,673	140,053	128,734
Facilities sharing	415	1,046	1,003
Real estate	364	216	270
	176,452	141,315	130,007

31.2.2	Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2020
Facilities sharing	1,410	5,640	19,462	26,512
31.3	Regulatory charges

	12.31.2020	12.31.2019	12.31.2018
Energy Development Account - "CDE " - Power distribution service concession (31.3.1)	1,530,998	1,654,157	1,840,283
Other charges - rate flags	81,159	280,286	423,098
Research and development and energy efficiency - R&D and EEP	144,474	127,432	123,306
Global Reversion Reserve - RGR quota	62,057	63,918	48,512
Energy Development Account - "CDE "- Power transmission concession	27,315	25,271	12,211
Inspection fee	11,340	10,747	10,152
	1,857,343	2,161,811	2,457,562
31.3.1	Energy Development Account - CDE - power distribution concession

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with end consumers, at a charge included in the tariffs.

Currently, the Company makes payments for the “CDE USO” charge, intended to cover the CDE's objectives set forth by law.

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance is as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Resolutions	Period	12.31.2020
CDE USO
Resolution No. 2,664/2019	January to December	1,531,713
(-) Preliminary injunctions	January to December	(715)

		1,530,998

Resolutions	Period	12.31.2019
CDE USO
Resolution No. 2,510/2018	January to June	1,269,498
(-) Preliminary injunctions	January to June	(3,346)
		1,266,152
CONTA ACR
Resolution No.2,231/2017	January to February	98,725
Resolution No.2,521/2019	March to August	296,174
Return - Order No. 2,755 / 2019		(46,722)
		348,177
CDE ENERGIA
Resolution No. 2,510/2018	January to March	41,431
(-) Preliminary injunctions	January to March	(1,603)
		39,828
		1,654,157

Resolutions	Period	12.31.2018
CDE USO
Resolution No. 2,368/2018	January to August	594,972
Resolution No. 2,446/2018	September to December	445,075
(-) Preliminary injunctions	January to December	(2)
		1,040,045
CONTA ACR
Resolution No.2,231/2017	January to December	557,981
		557,981
CDE ENERGIA
Resolution No. 2,202/2017	January to May	100,692
Resolution No. 2,358/2017	June to December	145,007
(-) Preliminary injunctions	January to December	(3,442)
		242,257
		1,840,283

Injunctions

As a result of preliminary decisions in favor of the Brazilian Association of Large Industrial Energy Consumers and Free Consumers - Abrace, the National Association of Energy Consumers - Anace and other consumers, which are challenging in court the tariff components of CDE Uso and CDE Energia quotas, ANEEL ratified the tariff calculation, deducting these charges of these consumers' tariffs, while the injunctions granted remained effective.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.4	Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's Annual Tariff Adjustment through Homologatory Resolution No. 2,704, dated June 23, 2020, authorizing average adjustment of 0.41 (3.41% in 2019) applied to consumers and whose application occurred in full to tariffs as from June 24, 2020.

The tariff recomposition includes: 0.79% resulting from the update of Parcel B (operating costs, depreciation and remuneration); 7.82% related to the updating of Parcel A (energy, transmission, charges and sunk revenue); 1.81% related to the inclusion of financial components; and -10,01% that reflect the withdrawal of financial components from the previous tariff process.

There was a reduction for the categories of customers: residential, 0.95%; commerce and services at low voltage, of 0.83%; and for public lighting, 0.93%. High voltage customers had an average increase of 1.13%.

This readjustment already considers the impacts of Covid Account, according to Decree 10,350/2020 and Aneel Normative Resolution 885/2020, in the amount of R$ 536,359, whose funds were received on July 31, 2020.

32	Operating Costs and Expense

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2020
Electricity purchased for resale (32.1)	(6,829,530)	-	-	-	(6,829,530)
Charge of the main distribution and transmission grid	(1,525,567)	-	-	-	(1,525,567)
Personnel and management (32.2)	(1,143,323)	(12,567)	(446,005)	-	(1,601,895)
Pension and healthcare plans (Note 23.3)	(161,257)	(1,615)	(65,762)	-	(228,634)
Materials and supplies	(65,357)	(95)	(7,228)	-	(72,680)
Materials and supplies for power electricity	(404,496)	-	-	-	(404,496)
Natural gas and supplies for gas business	(354,701)	-	-	-	(354,701)
Third-party services (32.3)	(406,109)	(4,913)	(147,019)	-	(558,041)
Depreciation and amortization	(945,595)	-	(48,963)	(15,355)	(1,009,913)
Credit losses, provisions and reversals(32.4)	40,143	(128,466)	-	(148,971)	(237,294)
Construction cost (32.5)	(1,417,504)	-	-	-	(1,417,504)
Other operating costs and expenses, net (32.6)	(134,526)	(12,169)	(94,431)	(92,149)	(333,275)
	(13,347,822)	(159,825)	(809,408)	(256,475)	(14,573,530)

			General and	Other
	Operational	Selling	administrative	operating	Restated
	costs	expenses	expenses	expenses, net	12.31.2019
Electricity purchased for resale (32.1)	(6,105,274)	-	-	-	(6,105,274)
Charge of the main distribution and transmission grid	(1,249,275)	-	-	-	(1,249,275)
Personnel and management (32.2)	(945,312)	(13,937)	(366,133)	-	(1,325,382)
Pension and healthcare plans (Note 23.3)	(169,476)	(1,914)	(66,936)	-	(238,326)
Materials and supplies	(74,071)	(253)	(5,873)	-	(80,197)
Materials and supplies for power electricity	(49,352)	-	-	-	(49,352)
Natural gas and supplies for gas business	(585,233)	-	-	-	(585,233)
Third-party services (32.3)	(371,835)	(7,711)	(146,462)	-	(526,008)
Depreciation and amortization	(892,813)	(3)	(43,190)	(14,720)	(950,726)
Credit losses, provisions and reversals(32.4)	120,689	(140,348)	-	(240,392)	(260,051)
Construction cost (32.5)	(1,091,396)	-	-	-	(1,091,396)
Other operating costs and expenses, net (32.6)	(50,800)	(11,606)	(82,695)	(67,394)	(212,495)
	(11,464,148)	(175,772)	(711,289)	(322,506)	(12,673,715)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			General and	Other
	Operational	Selling	administrative	operating	Restated
	costs	expenses	expenses	expenses, net	12.31.2018
Electricity purchased for resale (32.1)	(6,361,178)	-	-	-	(6,361,178)
Charge of the main distribution and transmission grid	(1,176,780)	-	-	-	(1,176,780)
Personnel and management (32.2)	(978,878)	(18,460)	(360,447)	-	(1,357,785)
Pension and healthcare plans (Note 23.3)	(176,102)	(2,447)	(65,201)	-	(243,750)
Materials and supplies	(67,494)	(613)	(11,887)	-	(79,994)
Materials and supplies for power electricity	(19,729)	-	-	-	(19,729)
Natural gas and supplies for gas business	(412,618)	-	-	-	(412,618)
Third-party services (32.3)	(325,091)	(7,607)	(148,403)	-	(481,101)
Depreciation and amortization	(657,445)	(5)	(25,268)	(13,574)	(696,292)
Credit losses, provisions and reversals (32.4)	18,920	(69,187)	-	(230,837)	(281,104)
Construction cost (32.5)	(1,052,208)	-	-	-	(1,052,208)
Other operating costs and expenses, net (32.6)	(164,305)	(7,095)	(95,638)	(5,593)	(272,631)
	(11,372,908)	(105,414)	(706,844)	(250,004)	(12,435,170)

32.1	Electricity purchased for resale

	12.31.2020	12.31.2019	12.31.2018
Purchase of Energy in the Regulated Environment - CCEAR	3,107,956	2,880,115	2,599,345
Itaipu Binacional	1,766,058	1,316,524	1,850,021
Electric Energy Trade Chamber - CCEE	1,176,798	1,405,497	1,272,177
Bilateral contracts	1,087,439	754,070	928,741
Program for incentive to alternative energy sources - Proinfa	221,406	268,063	228,295
Micro and mini generators and repurchase of customers	161,324	52,871	12,373
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(691,451)	(571,866)	(529,774)
	6,829,530	6,105,274	6,361,178
32.2	Personnel and management

	12.31.2020	12.31.2019	12.31.2018
Personnel
Salaries and management fees	696,837	746,415	794,966
Social charges on payroll	227,485	241,025	261,459
Meal and education allowance	107,052	113,021	113,177
Voluntary retirement program	66,905	43,517	69,289
	1,098,279	1,143,978	1,238,891
Management
Salaries and management fees	18,465	19,867	21,422
Social charges on payroll	3,233	5,745	5,695
Other expenses	237	248	251
	21,935	25,860	27,368

Provisions for performance and profit sharing
of employees and administrators	481,681	155,544	91,526
	1,601,895	1,325,382	1,357,785

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.3	Third party services

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Maintenance of electrical system	206,688	164,510	144,163
Maintenance of facilities	97,889	102,295	88,186
Consumer service	54,713	35,548	15,470
Meter reading and bill delivery	48,895	45,515	43,968
Communication, processing and transmission of data	42,244	51,919	47,954
Consulting and audit	41,043	20,456	40,694
Other services	66,569	105,765	100,666
	558,041	526,008	481,101
32.4	Credit losses, provisions and reversals

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Provision for litigations (a)	150,269	243,848	206,792
Impairment of assets
Power generation concession contract (Note 10.5)	(10,502)	(2,945)	(4,758)
Property, plant and equipment - generation segment (Note 17.5)	(37,609)	(117,744)	(14,162)
Expected credit losses (Trade accounts and Other receivables)	128,466	140,348	83,453
Tax credits estimated losses	(1,298)	(3,456)	9,779
Provision for losses on equity interests (Note 16.1)	7,968	-	-
	237,294	260,051	281,104

a) The main variations in provisions for litigations occurred due to the review of the assessment of the Company's legal advisors, mainly in labor claims and civil action for compensation to third parties. The details of the actions are shown in Note 29.

32.5	Construction costs

	12.31.2020	12.31.2019	12.31.2018
Materials and supplies	781,807	548,336	507,899
Third party services	460,952	395,607	400,680
Personnel	140,108	125,777	124,469
Others	34,637	21,676	19,160
	1,417,504	1,091,396	1,052,208

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.6	Other operating costs and expenses, net

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Financial offset for the use of water resources	63,841	103,737	105,310
Collection charge	49,903	51,156	44,682
Net losses in the decommissioning and disposal of assets	44,020	38,151	70,640
Compensation	38,423	63,628	31,045
Taxes	37,847	28,651	78,323
Donations, contributions, grants, tax incentives (a)	22,136	12,829	12,314
Leasing and rent	9,705	8,536	34,226
Advertising and publicity
Associação das Emissoras de Radiodifusão do Paraná - AERP	11,455	10,862	10,753
Publicity	9,598	7,206	6,127
Talento Olímpico Paranaense - TOP	4,750	4,719	4,537
Sponsorship	1,126	2,460	2,685
Other net income, costs and expenses (b)	40,471	(119,440)	(128,011)
	333,275	212,495	272,631
(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.
(b) The 2019 balance includes R$ 97,664 of water rate reversal (TCFRH).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33	Financial Results

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Financial income
Recognition of tax credit (Note 13.2.1)	944,549	38,434	55,096
Interest and monetary variation of CRC transfer (Note 8.1)	341,964	192,724	214,627
Arrears charges on bills	271,966	215,522	210,466
Return on financial investments	80,704	119,622	98,424
Exchange variation on loan collateral	35,089	-	-
Derivatives fair value - forward contract (Note 35.2.3 - b)	24,511	-	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	20,168	47,378	43,966
Monetary variation over the Itaipu power purchase	42,729	26,332	24,658
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 26.1)	2,322	1,462	1,047
Other financial income	75,666	88,032	148,823
	1,839,668	729,506	797,107
( - ) Financial expenses
Monetary and exchange variation and debt charges	607,569	853,880	829,728
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 26.1)	192,848	100,455	94,319
Monetary variation over the Itaipu power purchase	75,478	29,547	50,203
Interest on R&D and EEP (Note 25.2)	12,550	24,570	25,407
Remuneration of net sectorial assets and liabilities (Note 9.2)	62	5,753	23,747
Interest and monetary variation of CRC transfer (Note 8.1)	-	8,495	25,830
PIS/Pasep/Cofins taxes on interest on capital	27,748	71,549	13,636
Other financial expenses	57,142	90,621	147,382
	973,397	1,184,870	1,210,252
Net	866,271	(455,364)	(413,145)
34	Operating Segments

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

Until December 31, 2020, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2020.

The Company evaluates the performance of each segment, based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4 of these financial statements.

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

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services. The segment will be discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 40;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services; and

Holding Company (HOL) - its attribution is to participate in other companies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.3	Assets by reportable segment

ASSETS	Electric Energy			TEL	GAS	HOL	Reclassi- fications Note 40	Intersegment operations	Total
12.31.2020	GET	DIS	COM
TOTAL ASSETS	20,945,910	20,407,088	1,053,099	1,565,593	749,434	4,733,847	(1,230,546)	(1,439,761)	46,784,664
CURRENT ASSETS	3,137,219	6,198,414	390,695	666,654	245,028	2,543,995	(380,954)	(1,393,620)	11,407,431
NON-CURRENT ASSETS	17,808,691	14,208,674	662,404	898,939	504,406	2,189,852	(849,592)	(46,141)	35,377,233
Long term assets	5,561,545	7,915,662	660,229	136,527	358,719	2,007,064	(110,834)	(438,633)	16,090,279
Investments	2,574,402	808	-	-	-	154,307	-	-	2,729,517
Property, plant and equipment	9,420,859	-	224	734,172	-	24,500	(716,924)	32,629	9,495,460
Intangible assets	223,222	6,203,387	1,833	16,993	132,366	2,379	(10,587)	359,863	6,929,456
Right-of-use asset	28,663	88,817	118	11,247	13,321	1,602	(11,247)	-	132,521

ASSETS	Electric Energy			TEL	GAS	HOL	Intersegment operations	Total
12.31.2019	GET	DIS	COM
TOTAL ASSETS	19,457,551	13,434,522	690,372	1,527,098	904,993	3,183,677	(885,662)	38,312,550
CURRENT ASSETS	2,039,443	4,631,991	229,630	528,754	313,896	1,127,469	(961,987)	7,909,196
NON-CURRENT ASSETS	17,418,108	8,802,531	460,742	998,344	591,097	2,056,208	76,325	30,403,354
Long term assets	5,054,560	3,051,058	460,312	137,770	576,190	1,879,619	(296,879)	10,862,630
Investments	2,371,374	813	247	-	-	150,746	-	2,523,179
Property, plant and equipment	9,735,093	-	53	833,974	-	22,983	-	10,592,103
Intangible assets	233,973	5,703,686	123	19,844	-	1,781	373,204	6,332,611
Right-of-use asset	23,108	46,974	7	6,756	14,907	1,079	-	92,831

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.4	Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi- fications Note 40	Intersegment operations	Total
	GET
12.31.2020	GER	TRA	DIS	COM
NET OPERATING REVENUES	4,030,979	1,186,215	12,363,459	2,420,657	386,634	535,206	-	(355,843)	(1,934,058)	18,633,249
Net operating revenues - third-parties	2,599,807	875,240	12,312,047	2,323,825	355,845	522,328	-	(355,843)	-	18,633,249
Net operating revenues - between segments	1,431,172	310,975	51,412	96,832	30,789	12,878	-	-	(1,934,058)	-
OPERATING COSTS AND EXPENSES	(2,348,409)	(536,968)	(10,674,981)	(2,262,053)	(363,673)	(452,495)	(107,059)	203,779	1,968,329	(14,573,530)
Energy purchased for resale	(260,650)	-	(5,856,372)	(2,239,388)	-	-	-	-	1,526,880	(6,829,530)
Charges for use of the main transmission grid	(489,921)	-	(1,370,814)	-	-	-	-	-	335,168	(1,525,567)
Personnel and management	(277,905)	(168,828)	(994,037)	(15,007)	(82,817)	(35,998)	(27,303)	-	-	(1,601,895)
Pension and healthcare plans	(38,196)	(23,972)	(146,422)	(1,493)	(11,207)	(4,663)	(2,681)	-	-	(228,634)
Materials and supplies	(9,695)	(3,466)	(58,196)	(28)	(1,364)	(580)	(715)	1,364	-	(72,680)
Raw materials and supplies for generation	(415,405)	-	-	-	-	-	-	-	10,909	(404,496)
Natural gas and supplies for gas business	-	-	-	-	-	(354,701)	-	-	-	(354,701)
Third party services	(118,562)	(24,863)	(405,854)	(1,493)	(66,426)	(11,633)	(32,025)	66,426	36,389	(558,041)
Depreciation and amortization	(583,958)	(11,812)	(374,851)	(75)	(147,190)	(31,452)	(2,345)	107,497	34,273	(1,009,913)
Provision (reversal) for litigations	(53,216)	(24,529)	(55,118)	(62)	336	(85)	(17,259)	(336)	-	(150,269)
Impairment of assets	48,111	-	-	-	54,945	-	-	(54,945)	-	48,111
Other estimated losses, provisions and reversals	(5,930)	(4,149)	(123,980)	(839)	(18,088)	(238)	-	18,088	-	(135,136)
Construction cost	-	(255,578)	(1,154,488)	-	-	(7,438)	-	-	-	(1,417,504)
Other operating costs and expenses, net	(143,082)	(19,771)	(134,849)	(3,668)	(91,862)	(5,707)	(24,731)	65,685	24,710	(333,275)
EQUITY IN EARNINGS OF INVESTEES	9,629	176,848	-	(93)	-	-	7,163	-	-	193,547
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,692,199	826,095	1,688,478	158,511	22,961	82,711	(99,896)	(152,064)	34,271	4,253,266
Financial income	121,129	21,977	1,334,983	11,469	24,968	13,599	340,404	(24,939)	(3,922)	1,839,668
Financial expenses	(408,795)	(97,417)	(291,002)	(96)	(58,317)	(14,363)	(165,647)	58,317	3,923	(973,397)
OPERATING PROFIT (LOSS)	1,404,533	750,655	2,732,459	169,884	(10,388)	81,947	74,861	(118,686)	34,272	5,119,537
Income tax and social contribution	(337,564)	(149,962)	(878,278)	(57,947)	2,357	(22,967)	125,293	43,108	(9,405)	(1,285,365)
NET INCOME(LOSS) FROM CONTINUING OPERATIONS	1,066,969	600,693	1,854,181	111,937	(8,031)	58,980	200,154	(75,578)	24,867	3,834,172
Result of discontinued operations	-	-	-	-	-	-	-	75,578	-	75,578
NET INCOME (LOSS)	1,066,969	600,693	1,854,181	111,937	(8,031)	58,980	200,154	-	24,867	3,909,750

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi- fications Note 40	Intersegment operations	Total
Restated	GET
12.31.2019	GER	TRA	DIS	COM
NET OPERATING REVENUES	3,368,375	871,510	10,401,301	1,810,901	418,030	866,884	-	(375,028)	(1,492,727)	15,869,246
Net operating revenues - third-parties	2,233,367	643,596	10,352,690	1,773,765	375,030	865,826	-	(375,028)	-	15,869,246
Net operating revenues - between segments	1,135,008	227,914	48,611	37,136	43,000	1,058	-	-	(1,492,727)	-
OPERATING COSTS AND EXPENSES	(1,659,225)	(479,538)	(9,579,915)	(1,608,245)	(604,616)	(662,306)	(59,232)	486,633	1,492,727	(12,673,717)
Energy purchased for resale	(262,288)	-	(5,424,207)	(1,590,272)	-	-	-	-	1,171,493	(6,105,274)
Charges for use of the main transmission grid	(451,107)	-	(1,044,135)	-	-	-	-	-	245,967	(1,249,275)
Personnel and management	(217,792)	(139,662)	(822,772)	(13,041)	(73,890)	(36,932)	(21,293)	-	-	(1,325,382)
Pension and healthcare plans	(37,955)	(25,027)	(155,784)	(1,481)	(11,384)	(4,122)	(2,573)	-	-	(238,326)
Materials and supplies	(10,987)	(3,766)	(64,419)	(15)	(1,955)	(217)	(793)	1,955	-	(80,197)
Raw materials and supplies for generation	(50,388)	-	-	-	-	-	-	-	1,036	(49,352)
Natural gas and supplies for gas business	-	-	-	-	-	(585,233)	-	-	-	(585,233)
Third party services	(108,309)	(38,092)	(397,390)	(1,718)	(87,113)	(12,971)	(16,734)	87,113	49,206	(526,008)
Depreciation and amortization	(551,576)	(12,987)	(343,597)	(44)	(152,863)	(30,480)	(2,289)	143,108	-	(950,728)
Provision (reversal) for litigations	(45,212)	(24,398)	(164,705)	(156)	(14,072)	(292)	(9,086)	14,072	-	(243,849)
Impairment of assets	117,648	-	-	-	-	-	3,041	-	-	120,689
Other estimated losses, provisions and reversals	43,207	(41,350)	(137,680)	(4)	(100,691)	(1,063)	(2)	100,691	-	(136,892)
Construction cost	-	(175,220)	(904,023)	-	-	(12,153)	-	-	-	(1,091,396)
Other operating costs and expenses, net	(84,466)	(19,036)	(121,203)	(1,514)	(162,648)	21,157	(9,503)	139,694	25,025	(212,494)
EQUITY IN EARNINGS OF INVESTEES	14,840	85,752	-	(280)	-	-	6,445	-	-	106,757
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,723,990	477,724	821,386	202,376	(186,586)	204,578	(52,787)	111,605	-	3,302,286
Financial income	80,632	20,637	355,152	3,004	20,760	53,625	217,057	(20,735)	(626)	729,506
Financial expenses	(457,528)	(138,947)	(273,909)	(220)	(53,857)	(10,439)	(304,453)	53,857	626	(1,184,870)
OPERATING PROFIT (LOSS)	1,347,094	359,414	902,629	205,160	(219,683)	247,764	(140,183)	144,727	-	2,846,922
Income tax and social contribution	(289,831)	(54,695)	(201,236)	(69,854)	68,644	(74,791)	(17,563)	(36,334)	-	(675,660)
NET INCOME(LOSS) FROM CONTINUING OPERATIONS	1,057,263	304,719	701,393	135,306	(151,039)	172,973	(157,746)	108,393	-	2,171,262
Result of discontinued operations	-	-	-	-	-	-	-	(108,393)	-	(108,393)
NET INCOME (LOSS)	1,057,263	304,719	701,393	135,306	(151,039)	172,973	(157,746)	-	-	2,062,869

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi- fications Note 40	Intersegment operations	Total
Restated	GET
12.31.2018	GER	TRA	DIS	COM
NET OPERATING REVENUES	3,007,565	904,826	9,972,442	1,341,162	421,408	588,532	-	(384,316)	(1,301,155)	14,550,464
Net operating revenues - third-parties	2,116,875	680,567	9,932,267	1,341,162	364,741	582,895	-	(384,316)	(83,727)	14,550,464
Net operating revenues - between segments	890,690	224,259	40,175	-	56,667	5,637	-	-	(1,217,428)	-
OPERATING COSTS AND EXPENSES	(1,619,431)	(561,850)	(9,474,473)	(1,354,578)	(369,201)	(515,594)	(57,993)	241,451	1,276,499	(12,435,170)
Energy purchased for resale	(417,918)	-	(5,577,719)	(1,338,473)	-	-	-	-	972,932	(6,361,178)
Charges for use of the main transmission grid	(408,347)	-	(1,012,062)	-	-	-	-	-	243,629	(1,176,780)
Personnel and management	(214,855)	(147,139)	(837,728)	(13,734)	(92,472)	(34,896)	(16,961)	-	-	(1,357,785)
Pension and healthcare plans	(36,379)	(25,884)	(159,842)	(1,507)	(13,892)	(3,881)	(2,365)	-	-	(243,750)
Materials and supplies	(11,637)	(5,054)	(60,379)	(65)	(1,763)	(2,110)	(749)	1,763	-	(79,994)
Raw materials and supplies for generation	(25,367)	-	-	-	-	-	-	-	5,638	(19,729)
Natural gas and supplies for gas business	-	-	-	-	-	(412,618)	-	-	-	(412,618)
Third party services	(119,668)	(33,489)	(339,399)	(1,700)	(91,127)	(17,034)	(32,311)	91,127	62,500	(481,101)
Depreciation and amortization	(353,916)	(11,386)	(301,581)	(16)	(58,209)	(22,759)	(1,312)	52,887	-	(696,292)
Provision (reversal) for litigations	18,059	7,879	(222,057)	9	(12,844)	(154)	(10,528)	12,844	-	(206,792)
Impairment of assets	22,312	-	-	-	-	-	1,648	-	(5,040)	18,920
Other estimated losses, provisions and reversals	55,457	(49,486)	(77,985)	(935)	(12,749)	(6,017)	(14,266)	12,749	-	(93,232)
Construction cost	-	(277,259)	(741,855)	-	-	(13,478)	-	-	(19,616)	(1,052,208)
Other operating costs and expenses, net	(127,172)	(20,032)	(143,866)	1,843	(86,145)	(2,647)	18,851	70,081	16,456	(272,631)
EQUITY IN EARNINGS OF INVESTEES	5,514	123,676	-	(15)	-	-	6,713	-	-	135,888
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,393,648	466,652	497,969	(13,431)	52,207	72,938	(51,280)	(142,865)	(24,656)	2,251,182
Financial income	119,196	29,163	335,377	6,065	16,808	29,454	305,344	(16,808)	(27,492)	797,107
Financial expenses	(517,832)	(136,455)	(308,319)	(104)	(41,713)	(31,865)	(243,169)	41,713	27,492	(1,210,252)
OPERATING PROFIT (LOSS)	995,012	359,360	525,027	(7,470)	27,302	70,527	10,895	(117,960)	(24,656)	1,838,037
Income tax and social contribution	(327,598)	(75,361)	(148,244)	2,632	(2,853)	(10,909)	41,957	40,827	8,383	(471,166)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	667,414	283,999	376,783	(4,838)	24,449	59,618	52,852	(77,133)	(16,273)	1,366,871
Result of discontinued operations	-	-	-	-	-	-	-	77,133	-	77,133
NET INCOME (LOSS)	667,414	283,999	376,783	(4,838)	24,449	59,618	52,852	-	(16,273)	1,444,004
34.5	Additions to noncurrent assets by reportable segment

	Electric Energy			TEL	GAS	HOL	Total
12.31.2020	GET	DIS	COM
Contract assets	-	1,278,578	-	-	15,187	-	1,293,765
Property, plant and equipment	236,914	-	203	127,381	-	1,800	366,298
Intangible assets	7,397	-	1,741	808	-	1,045	10,991
Right-of-use asset	19,231	72,421	135	10,135	623	1,026	103,571

	Electric Energy			TEL	GAS	HOL	Total
12.31.2019	GET	DIS	COM
Contract assets	-	917,577	-	-	17,590	-	935,167
Property, plant and equipment	522,744	-	14	59,216	-	285	582,259
Intangible assets	4,272	-	3	486	-	271	5,032
Right-of-use asset	33,461	66,621	8	9,950	16,933	402	127,375
IFRS 16 Initial adoption	32,919	60,494	-	9,868	14,356	385	118,022
Additions for the period	542	6,127	8	82	2,577	17	9,353

	Electric Energy			TEL	GAS	HOL	Total
12.31.2018	GET	DIS	COM
Contract assets	-	797,832	-	-	15,618	-	813,450
Property, plant and equipment	1,160,967	-	4	308,242	-	267	1,469,480
Intangible assets	6,351	-	-	1,235	-	3	7,589

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35	Financial Instruments
35.1	Categories and determination of fair value of financial instruments

				12.31.2020	12.31.2019	Restated
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	3,222,768	3,222,768	2,941,727	2,941,727
Bonds and securities (b)	6	1	751	751	2,429	2,429
Bonds and securities (b)	6	2	299,779	299,779	279,652	279,652
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,149,934	1,149,934	1,161,203	1,161,203
Accounts receivable - generation concession (d)	10.4	3	81,202	81,202	69,182	69,182
Derivatives fair value - forward contracts (e)	12	3	23,308	23,308	-	-
Fair value in the purchase and sale of power (e)	12	3	689,531	689,531	460,635	460,635
Other temporary investments (f)		1	14,910	14,910	15,566	15,566
Other temporary investments (f)		2	7,475	7,475	12,168	12,168
			5,489,658	5,489,658	4,942,562	4,942,562
Amortized cost
Collaterals and escrow accounts (a)			197	197	147	147
Collateral and escrow deposits - STN (g)	21.1		133,521	113,477	98,433	94,671
Trade accounts receivable (a)	7		3,819,680	3,819,680	3,182,567	3,182,567
CRC Transferred to the Paraná State Government (h)	8		1,392,624	1,496,016	1,350,685	1,488,456
Sectorial financial assets (a)	9		346,930	346,930	473,989	473,989
Accounts receivable - concessions - bonus from
the grant (i)	10.3		671,204	763,070	647,984	738,483
			6,364,156	6,539,370	5,753,805	5,978,313
Total financial assets			11,853,814	12,029,028	10,696,367	10,920,875
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (e)	28	3	343,406	343,406	251,973	251,973
Derivatives fair value - forward contracts (e)	28	3	-	-	1,203	1,203
			343,406	343,406	253,176	253,176
Amortized cost
Sectorial financial liabilities (a)	9		188,709	188,709	102,284	102,284
Ordinary financing of taxes with the federal tax authorities (g)	13.2		-	-	18,063	18,001
Special Tax Regularization Program - Pert (g)	13.2		459,303	377,375	497,207	439,519
PIS and Cofins to be refunded to consumers (a)	13.2.1		3,927,823	3,927,823	-	-
Accounts payable to suppliers (a)	20		2,436,452	2,436,452	1,873,193	1,873,193
Loans and financing (g)	21		3,214,249	2,956,696	3,168,710	3,110,104
Debentures (j)	22		6,837,819	6,837,819	8,540,366	8,540,366
Accounts payable related to concession (k)	26		731,864	811,329	612,587	690,326
			17,796,219	17,536,203	14,812,410	14,773,793
Total financial liabilities			18,139,625	17,879,609	15,065,586	15,026,969
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

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Determining fair values

a)	Equivalent to their respective carrying values due to their nature and terms of realization.
b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government
c)	The criteria are disclosed in Note 4.4 to the financial statements.
d)	The fair values of generation assets approximate their carrying amounts, according to Note 4.4 of these Financial Statements.
e)	The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 of these Financial Statements.
f)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
g)	The cost of the last borrowing taken out by the Company is used as a basic assumption IPCA + Spread de 4.8165%, for discount of the expected payment flows.
h)	The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.09% p.a. plus the IPCA inflation index.
i)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).
j)	Calculated from the Unit Price quotation (PU) for December 31, 2020, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.
k)	Actual net discount rate of 8.64% p.a., in line with the Company's estimated rate for long-term projects.
35.2	Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Exposure to credit risk	12.31.2020	12.31.2019 Restated
Cash and cash equivalents (a)	3,222,768	2,941,727
Bonds and securities (a)	300,530	282,081
Pledges and restricted deposits linked (a)	133,718	98,580
Trade accounts receivable (b)	3,819,680	3,182,567
CRC Transferred to the Paraná State Government (c)	1,392,624	1,350,685
Sectorial financial assets (d)	346,930	473,989
Accounts receivable - distribution concession (e)	1,149,934	1,161,203
Accounts receivable - concessions - Bonus from the grant (f)	671,204	647,984
Accounts receivable - generation concessions (g)	81,202	69,182
Other temporary investments (h)	22,385	27,734
	11,140,975	10,235,732
a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.
b)	The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	Management believes this credit risk is low because repayments are secured by resources from dividends.
d)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.
e)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.
f)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
g)	For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

h)	This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.
35.2.2	Liquidity risk

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

		Less than	1 to 3	3 months	1 to 5	Over
	Interest (a)	1 month	months	to 1 year	years	5 years	Total
12.31.2020
Loans and financing	Note 21	29,274	197,056	669,153	1,570,564	1,868,504	4,334,551
Debentures	Note 22	335,121	47,686	1,723,107	4,953,679	1,020,581	8,080,174
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	7,220	14,444	68,504	429,573	1,570,984	2,090,725
Accounts payable to suppliers	-	2,034,872	309,329	26,248	66,003	-	2,436,452
PIS and Cofins to be refunded
to consumers	-	-	-	121,838	3,805,985	-	3,927,823
Special Tax Regularization Program - Pert	Selic	4,220	8,456	38,426	225,206	270,982	547,290
Sectorial financial liabilities	Selic	15,752	31,585	143,906	-	-	191,243
		2,426,459	608,556	2,791,182	11,051,010	4,731,051	21,608,258
(a) Effective interest rate - weighted average.

As disclosed in Notes 21.5 and 22.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of December 31, 2020, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these financial statements and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$ 5.15) based on the median market expectation for 2021 according to the Focus Report issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2020
Foreign exchange risk	Risk	12.31.2020	Probable	Scenario 1	Scenario 2
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	133,521	(1,200)	(34,280)	(67,360)
.		133,521	(1,200)	(34,280)	(67,360)
Financial liabilities
Loans and financing - STN	USD appreciation	(140,337)	1,261	(33,508)	(68,277)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(288,640)	2,594	(68,918)	(140,429)
Acquisition of gas	USD appreciation	(38,574)	347	(9,210)	(18,767)

		(467,551)	4,202	(111,636)	(227,473)
b)	Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company's statement of income.

Based on the notional amount of 15,5 million euros outstanding as of December 30, 2020, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate as of the same date. The active balance, recorded as of December 30, 2020, is shown in Note 12. The liability balance, as of December 31, 2019, is presented in Note 28.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances updated with the future currency quotations (B3 reference rates on February 26, 2021) were considered and adjusted to present value by the pre-tax rate at same date. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall in future quotes applied on the probable scenario, as a result of extraordinary events that may affect the economic scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Exchange	Baseline	Projected scenarios
	rate variation	12.31.2020	Probable	Scenario 1	Scenario 2

Gains (losses) on operations with derivative financial instruments	Increase	23,308	29,230	56,504	83,186

	Decrease	23,308	29,230	3,140	(23,541)
c)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of December 31, 2020, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances in each account as of December 31, 2019 2020 on the date of these financial statements and the probable scenario assumes balances reflecting varying indicators CDI/Selic – 4.00%, IPCA – 3.98%, IGP-DI – 6.85%, IGP-M - 8,98% and TJLP – 4.98%, estimated as market average projections for 2021 according to the Focus Report issued by the Central Bank of Brazil, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

.		Baseline	Projected scenarios - Dec.2020
Interest rate risk and monetary variation	Risk	12.31.2020	Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/SELIC	300,530	12,023	9,014	6,011
Collaterals and escrow accounts	Low CDI/SELIC	197	8	6	4
CRC Transferred to the Paraná State Government	Low IGP-DI	1,392,624	95,395	71,546	47,697
Sectorial financial assets	Low Selic	346,930	13,877	10,408	6,939
Accounts receivable - concessions	Low IPCA	1,821,138	72,481	54,361	36,241
Accounts receivable - generation concessions	Undefined (a)	81,202	-	-	-
		3,942,621	193,784	145,335	96,892
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(640,177)	(25,607)	(32,009)	(38,411)
BNDES	High TJLP	(2,027,581)	(100,974)	(126,217)	(151,460)
BNDES	High IPCA	(273,379)	(10,880)	(13,601)	(16,321)
Banco do Brasil - BNDES Transfer	High TJLP	(83,936)	(4,180)	(5,225)	(6,270)
Caixa Econômica Federal	High TJLP	(165)	(8)	(10)	(12)
Other	No risk	(48,674)	-	-	-
Debentures	High CDI/SELIC	(5,174,803)	(206,992)	(258,740)	(310,488)
Debentures	High IPCA	(1,550,339)	(61,703)	(77,129)	(92,555)
Debentures	High TJLP	(112,677)	(5,611)	(7,014)	(8,417)
Sectorial financial liabilities	High Selic	(188,709)	(7,548)	(9,435)	(11,323)
Special Tax Regularization Program - Pert	High Selic	(459,303)	(18,372)	(22,965)	(27,558)
Accounts payable related to concession	High IGP-M	(678,436)	(60,924)	(76,154)	(91,385)
Accounts payable related to concession	High IPCA	(53,428)	(2,126)	(2,658)	(3,190)
.		(11,291,607)	(504,925)	(631,157)	(757,390)
(a) Risk assessment still requires ruling by the Granting Authority.
35.2.4	Electricity shortage risk

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

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand. In the first quarter of 2020, the reservoirs in the Northeast and North recovered their levels, which practically reduces the risk of rationing in these subsystems to zero. As the system is interconnected, the South and Southeast/Midwest subsystems, despite being at lower storage levels, results in having a low risk of energy shortage since they can make use of the energy stored in the other two subsystems.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2020-2024 Energy Operation Plan - PEN 2020.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, such as a slower consumption growth, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (Conselho Nacional de Política Energética - CNPE, in Portuguese) (maximum risk of 5%) in all subsystems.

35.2.5	Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.6	Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052 of September 8, 2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Copel has 2 plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2023, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2024, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until October 2022, and the Guaricana and Chaminé HPPs until August, 2023. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

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

Indicators and penalties

Year	Indicator	Criteria	Penalties
Until 2020	Economic - financial efficiency and quality	2 consecutive years or at the	Concession termination
end of the 5-year period (2020)
	Quality Indicators	2 consecutive years or	Limitation of dividend and interest on equity distribution
3 times in 5 years
	Economic - financial efficiency	in the base year	Capital Increase (a)
Limitation of dividend and interest on equity distribution
Restrictive regime for contracts with related parties
From the 6th year of (2021)	Economic - financial efficiency	2 consecutive years	Concession termination
	Quality Indicators	3 consecutive years
(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Targets defined for Copel Distribuição in the first five years after extension of the concession agreement

			Quality - limits (a)		Quality (Performed)
Year	Economic and Financial Management	Realized	DECi (b)	FECi (b)	DECi	FECi
2016			13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0 (c)	661,391	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 (d)	550,675	11.23	8.24	10,29	6,20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (e)	822,386	10.12	7.74	9,10	6,00
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (e)		9.83	7.24	7.81	5.55
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

In the event of termination of the concession at the end of the contractual term, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

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

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, in 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In relation to the contracting of, the scenarios of supply and demand indicate the occurrence of over contracting 105.8% by Copel DIS. Nevertheless, considering that this situation arises mainly from the migration of consumers to the free market and load reduction by the Covid-19 pandemic, it is considered that the Company maintains the guarantee of neutrality preserved, since this factors are subject to the recognition of involuntary over contracting.

35.2.10	Gas shortage risk

The natural gas market in Paraná is composed of Compagás consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market, at the moment, is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás has a contract for the supply of natural gas from Bolivia until December 2023 and will make a new public bidding for the supply of natural gas as from January 2022. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

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

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.2.11	Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. At December 31, 2020, the consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 28.

35.2.12	Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$ 6,065,065 for purchase contracts and R$ 6,634,477 for electricity sales contracts open on December 31, 2020, the fair value was estimated using the prices defined internally by the Company in the last week of December 2020, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, on December 31, 2020, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions as of December 31, 2020 are shown below.

	Assets	Liabilities	Net
Current	51,359	(35,298)	16,061
Noncurrent	638,172	(308,108)	330,064
	689,531	(343,406)	346,125

Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate  were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

	Price	Baseline	Projected scenarios
	variation	12.31.2020	Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on purchase and sale of energy	Increase	346,125	332,741	356,496	380,117
	Decrease	346,125	332,741	309,255	285,635

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

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

As of December 31, 2020, the ratio attained is shown below:

	12.31.2020	12.31.2019
Loans and financing	3,188,531	3,142,383
Debentures	6,757,481	8,429,710
(-) Cash and cash equivalents	(3,222,768)	(2,941,727)
(-) Bonds and securities (current)	(1,465)	(3,112)
(-) Bonds and securities (noncurrent) - debt contract guarantees	(175,901)	(121,617)
(-) Collaterals and escrow accounts STN	(133,521)	(98,433)
Adjusted net debt	6,412,357	8,407,204
Net income	3,834,172	2,062,869
Equity in earnings of investees	(193,547)	(106,757)
Deferred IRPJ and CSLL	24,896	205,771
Provision for IRPJ and CSLL	1,260,469	433,555
Financial expenses (income), net	(866,271)	488,486
Depreciation and amortization	1,009,913	1,093,836
Adjusted ebitda	5,069,632	4,177,760
Adjusted net debt/Adjusted ebitda	1.26	2.01

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.3.1	The debt to equity ratio is shown below:

Indebtedness	12.31.2020	12.31.2019
Loans and financing	3,214,249	3,168,710
Debentures	6,837,819	8,540,366
(-) Cash and cash equivalents	3,222,768	2,941,727
(-) Bonds and securities	300,530	282,081
Net debt	6,528,770	8,485,268
Equity	20,250,518	17,598,212
Debit to equity ratio	0.32	0.48

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36	Related Party Transactions

		Assets		Liabilities			Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
Controlling shareholder
State of Paraná - dividends payable	-	-	749,338	190,664	-	-	-	-	-	-
CRC Transfer (Note 8)	1,392,624	1,350,685	-	-	341,964	184,229	188,797	-	-	-
Luz Fraterna Program (a)	6,682	7,478	-	-	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	8,168	7,639	-	-	-	-	-	-	-	-
Morar Bem Paraná Program (a)	1,057	-	-	-	-	-	-	-	-	-
Employees transferred (b)	87	33	-	-	-	-	-	-	-	-
Telecommunication services (c)	13,686	16,278	-	-	43,248	43,011	41,375	-	-	-
Meteorological System of Paraná - Simepar (c) (d)	2	10	855	705	48	58	54	(8,573)	(7,087)	(1,559)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	568,315	130,204	-	-	-	-	-	-
Financing (Note 21)	-	-	2,314,166	2,231,409	-	-	-	(151,850)	(175,461)	(131,379)
Debentures - Compagás (Note 22)	-	-	5,890	11,783	-	-	-	(1,681)	(1,194)	(2,625)
Debentures - wind farms (Note 22) (f)	-	-	239,249	253,877	-	-	-	(25,891)	(28,240)	(30,316)
State of Paraná investee
Sanepar (c) (g)	223	294	582	311	4,956	4,710	4,200	(6,598)	(5,852)	(5,227)
Use of water withdrawn from plants’ reservoirs	-	-	-	-	620	480	-	-	-	-
Joint ventures
Voltalia São Miguel do Gostoso -mutual	-	-	-	-	-	-	294	-	-	-
Dividends	1,032	1,032	-	-	-	-	-	-	-	-
Caiuá Transmissora de Energia(c) (h) (i) (j)	261	256	1,401	1,512	3,114	2,792	4,250	(16,267)	(14,233)	(14,869)
Dividends	4,443	4,443	-	-	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	160	161	-	-	-	(2,029)	(1,938)	(1,797)
Dividends	3,806	4,306	-	-	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	959	829	-	-	-	(11,259)	(10,137)	(9,514)
Dividends	34,460	31,793	-	-	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	436	383	-	-	-	(5,348)	(4,853)	(4,475)
Dividends	16,281	14,846	-	-	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	649	638	-	-	-	(8,141)	(6,514)	(6,595)
Dividends	-	5,962	-	-	-	-	-	-	-	-
Cantareira Transmissora de Energia (i) (j)	-	-	468	467	-	-	-	(5,912)	(5,403)	(1,618)
Dividends	6,547	7,286	-	-	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (j) (k)	4,034	2,035	990	10	17,636	16,449	6,600	(7,636)	(340)	-
Associates
Dona Francisca Energética S.A. (l)	13	40	1,436	1,436	162	145	-	(17,078)	(16,905)	(16,903)
Dividends	97	-	-	-	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (c) (m)	216	209	-	-	2,675	2,538	2,668	-	-	-
Sercomtel S.A. Telecomunicações(n)	-	4,436	-	-	8,299	8,354	8,051	(4)	(21)	(4)
Key management staff
Fees and social security charges (Note 32.2)	-	-	-	-	-	-	-	(21,935)	(25,860)	(27,368)
Pension and healthcare plans (Note 23.3)	-	-	-	-	-	-	-	(1,116)	(1,560)	(1,725)
Other related parties
Fundação Copel(c)	40	9	-	-	315	285	299	-	-	-
Administrative property rental	-	-	1,836	14,662	-	-	-	(1,285)	(2,520)	(15,396)
Pension and healthcare plans (Note 23.3)	-	-	1,493,614	1,194,936	-	-	-	-	-	-
Lactec (c) (o)	5	4	2,747	1,507	771	746	-	(2,702)	(2,787)	(4,026)
Tecpar (c) (p)	11	9	-	-	862	81	68	-	-	-
Celepar (c) (q)	4	15	2	21	51	112	85	(50)	(5)	-
a)	The Luz Fraterna Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$ 159,274 was settled. The principal interest, fine and monetary restatement totaled R$ 158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The Tarifa Rural Noturna Program of the Paraná State Government is regulated by Decree 1,288, of April 30, 2019. This program provides for the payment by the State Government, to Copel Distribuição, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including an additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption.

The Morar Bem Paraná Program was established by Decree 2,845/2011, and is an agreement between the State Government, the Companhia de Habitação do Paraná - Cohapar and Copel, which is managed by Cohapar. Copel's main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.
d)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
e)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 30.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.
f)	BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
g)	Basic sanitation provided by Sanepar.
h)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
i)	Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

j)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
k)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.
l)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
m)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.
n)	The balances include the amount of income and expense for telecommunications services, resulting from contracts between Sercomtel S.A. Telecomunicações and Copel TEL, as well as revenue from a pole-sharing contract between Sercomtel S.A. Telecomunicações and Copel DIS. In December 2020, Sercomtel was sold, as detailed in Note 1.1.3, and, since then, it is no longer a related party to the Company.
o)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.
p)	Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.
q)	Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions existing on December 31, 2020 and the balances of the commitments are eliminated between themselves when preparing the consolidated Financial Statements of the Company.

Additionally, Copel COM has energy sale contracts signed with the State Legislature of the State of Paraná, Tecpar and Lactec, which total R$ 9,232 in sales commitments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.1	Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 21 and 22.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$ 4,307 (R$ 4,005 at December 31, 2019) and made by Copel Mercado Livre, in the amount of R$ 112,069 (R$ 21,846 at December 31, 2019).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

			Date	Final	Amount	Balance	Interest	Amount
Company		Operation	issued	maturity	approved	12.31.2020%		guarantees
(1)	Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	50,256	49.0	5,956
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	351,596	49.0	172,282
(3)	Guaraciaba Transmissora	Debentures	07.15.2018	12.15.2030	118,000	123,946	49.0	60,734
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	1,112,282	50.1	557,253
(5)	Mata de Santa Genebra	Debentures	04.15.2019	11.15.2030	210,000	208,014	50.1	104,215
(6)	Cantareira Transmissora de Energia (a)	Financing	12.28.2016	09.15.2032	426,834	431,366	49.0	28,175
(7)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	99,732	49.0	48,869
								977,484
(a) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution
Financial institution (fund provider): BNDES: (1) (2) (4) (6)
Allocation: Investment program
Guarantees: provided by Copel GeT: (1); provided by Copel: (2) (3) (4) (5) (6) (7).
Operation guarantee: pledge of shares held by Copel Get in the ventures.

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	02.15.2029	90,000	49.0	44,100
Mata de Santa Genebra	02.28.2022	78,300	50.1	39,228
				83,328
37	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2020	12.31.2019
Energy purchase and transportation contracts	132,879,053	137,279,155
Additions to property, plant and equipment
Construction of transmission lines and substations	12,062	115,732
Construction of Jandaíra wind farm complex	330,257	-
Construction of SHP Bela Vista	23,717	111,481
Telecommunications works	132,430	90,769
Acquisition of assets for electricity distribution	978,189	428,441
Gas purchase contracts	655,422	859,211
38	Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

	End	Insured
Policy	of term	amount
Operational risks - HPP Baixo Iguaçu	05.30.2021	2,250,207
Operational risks - HPP Colíder	11.10.2021	2,166,984
Operational risks - Cutia and Bento Miguel	03.29.2022	2,016,287
Nominated Risks	08.24.2021	2,005,408
Operational risks - Brisa Potiguar	06.27.2021	914,610
Operational risks - UEG Araucária (a)	05.31.2021	882,035
Fire - owned and rented facilities	08.24.2021	800,636
Operational risks - HPP Governador Jayme Canet Junior	11.23.2021	799,290
Operational risks - Elejor	03.11.2022	763,007
Operational risks - São Bento	06.27.2021	571,848
(a)The values of the insured of operating risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5.1967 as of December 31, 2020.

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

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$ 1,406,454 (1,039,234 on December 31, 2019 and R$ 813,450 on December 31, 2018). Of this amount, R$ 104,834 (R$ 48,068 on December 31, 2019 and R$ 50,927 on December 31, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

According to information in Note 17.2, Property, plant and equipment acquisitions totaled R$ 273,823 (R$ 551,162 on December 31, 2019 and R$ 1,455,318 on December 31, 2018). Of this amount, R$ 21,773 (R$ 52,446 on December 31, 2019 and R$ 71,454 on December 31, 2018) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in note 27.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$ 104,977 (R$ 13,237 on December 31, 2019), which were recognized matched against lease liabilities.

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

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

40	Assets held for sale and discontinued operations

On July 15, 2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room (“VDR”) with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On September 16, 2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$ 1,401,090 for Equity Value. On this date, Management understood that the criteria determined by IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações  owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$ 2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction. As disclosed in Material Fact 02/21, the conclusion of the disposal transaction is subject to compliance with the conditions defined in the Bid Notice and in the CCVA, which include, among others, the approvals of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and the National Telecommunications Agency (Agência Nacional de Telecomunicações - Anatel), these processes are in progress.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

We highlight that during the studies for the sale of Copel Telecomunicações some assets were considered strategic for Copel Distribuição, Copel Geração e Transmissão, wholly owned subsidiaries of Copel, and some other administrative assets that will be maintained within Copel itself or other subsidiaries. In addition, in the divestment process, Management defined that all employees registered with Copel Telecom will be reallocated to other Copel subsidiaries. In view of these definitions, both the balances of assets that will be maintained in the Company and the total obligations with employees and managers, including post-employment benefit obligations and associated deferred taxes, were not reclassified to the asset accounts and associated liabilities were classified as held for sale.

The balances of other assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet are presented below. In compliance with the accounting standard, balances are measured at book values, since they are less than fair values fewer selling expenses.

Assets classified as held for sale
Cash and cash equivalents	277,119
Trade accounts receivable	60,543
Inventories	6,741
Current recoverable taxes and Deferred taxes	124,262
Escrow accounts	16,086
Property, plant and equipment	716,924
Intangible assets	10,587
Right-of-use asset	11,247
Other receivables	7,037
1,230,546
Liabilities associated with assets classified as held for sale
Accounts payable to suppliers	16,916
Taxes due	35,426
Debentures	657,590
Lease liability	11,740
Provisions for legal claims	33,147
Other accounts payable	1,586
756,405

Reclassified assets and liabilities are part of the telecommunications segment which, with the divestment of Copel Telecomunicações, will be discontinued at Copel .

In addition, the total of R$ 74,437 related to Copel Telecomunicações contingent liabilities (not recorded in the balance sheet) was disregarded in Note 29.2.

Therefore, the revenues, costs and expenses as well as the cash flow movement resulting from these reclassified assets and liabilities were presented in separate lines, as a discontinued operation, both in the Income Statement and in the Cash Flow Statement.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that will be sold ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines item 25 of IFRS 5.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amounts from discontinued operations are presented in the following tables:

Statements of Income from discontinued operations	12.31.2020	12.31.2019	12.31.2018
Net Operating Revenue	355,843	375,028	384,316
Operating Costs	(100,684)	(296,028)	(128,780)
Gross Profit	255,159	79,000	255,536

Selling expenses	(31,244)	(31,286)	(43,295)
General and administrative expenses	(21,333)	(23,010)	(16,691)
Other operational income (expenses)	(50,518)	(136,310)	(52,686)
	(103,095)	(190,606)	(112,672)

Profit (Loss) before financial results and taxes	152,064	(111,606)	142,864
Financial results	(33,378)	(33,122)	(24,905)
Operating Profit (Loss)	118,686	(144,728)	117,959
Income tax and social contribution	(43,108)	36,335	(40,826)
Net income (Loss)	75,578	(108,393)	77,133

Statements of Cash Flows from discontinued operations	12.31.2020	12.31.2019	12.31.2018
Net income	75,578	(108,393)	77,133
Adjustments to reconcile net income	282,914	419,093	209,218
Changes in assets and liabilities	(16,958)	(38,821)	(11,478)
Taxes and charges paid	(73,050)	(51,464)	(83,488)
Cash flows from operational activities	268,484	220,415	191,385
Additions to property, plant and equipment and intangible assets	(73,573)	(175,569)	(280,542)
Cash flows from investment activities	(73,573)	(175,569)	(280,542)
Issue of Debentures	-	210,000	-
Payment of loans and financing and lease	(20,038)	(9,260)	(5,804)
Cash flows from financing activities	(20,038)	200,740	(5,804)
Changes in cash and cash equivalents	174,873	245,586	(94,961)
41	Subsequent events
41.1	Lease agreement with Fundação Copel de Previdência e Assistência Social

On February 22, 2021, Fundação Copel de Previdência e Assistência Social and Copel signed a new lease agreement, by Copel, for the property located at Rua José Izidoro Biazetto, 158, for a period of 20 years. The objective of the agreement is to lease the property and make investment in improvements to adapt it to the new needs of the Company. The initial value of the agreement is R$ 9,540 per year and the total estimated value for the term of the agreement is R$ 224,513. The agreement will be of corporate nature and its costs apportioned between the following companies: Companhia Paranaense de Energia - Copel, Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Telecomunicações S.A, Copel Comercialização S.A., and Copel Serviços S.A. The validity and effectiveness of the contract, for all legal effects, will be subject to prior approval of Aneel, under the terms of Normative Resolution 699/2016.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.2	Cyber attack

In January 2021, Copel became aware that it was exposed to a cyber incident in its information technology (“IT”) environment that interrupted some systems and partially affected the Company's administrative operations. Copel involved leading experts, including external experts, in cybersecurity and general IT controls, launched a comprehensive containment and remediation effort, informed the competent authorities  and initiated a forensic investigation. In the first weeks of February 2021, Copel had reestablished all of its administrative systems and resumed operations in all of its businesses.

The cyber incident did not have a significant impact on the revenue performance of the Company's business for the year ended December 31, 2020, despite having resulted in a slight delay in billings in the first days of February 2021 resulting from the preventive measures to identify the scope of the incident. The incremental expense incurred as a result of the cyber incident was not material, and no provision was identified to be recognized at December 31, 2020.

On February 1, 2021, understanding better the event that occurred, Copel issued Notice to the Market 07/21 informing that part of its systems were temporarily unavailable, except for the operating systems, which provide energy supply and telecommunication services, which continued to operate without interruption.

Copel performed extensive procedures to validate the accuracy and integrity of the information and no access to the computing environment that concentrates the Company's ERP and billing systems, as well as folders and/or files with the presence of sensitive personal data, was identified, so there is no indication that the accuracy and completeness of the financial information has been affected as a result of the incident.

41.3	Additional proposed dividend from non-capitalized revenue reserve

On March 11, 2021, the General Meeting approved the revision of the Company's Articles of Incorporation, which includes, among other changes, the possibility for the Board of Directors to decide on the distribution of interim dividends, interim dividends or interest on capital based on retained earnings, in the revenue reserves and in the profit for the current year, recorded in the semi-annual or quarterly interim financial statements, provided that in conformity with the dividend policy and without prejudice to the subsequent ratification of the General Meeting.

On March 17, 2021, the Board of Directors approved the management's proposal for the payment of interim dividends based on the profit retention reserve, as pointed out in Note 30.4.1.

41.4	Amendment to the Articles of Incorporation

On March 11, 2021, the General Meeting approved the amendment to the Company's Articles of Incorporation, as per Notice to the Market 08/21. In addition to the change already mentioned in Note 41.3 above, the amendment also included other changes that represent advances in corporate governance and, among them, the approval of the Company's Units program, which includes the share split  described in Note 30.1.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

42	Condensed individual financial information of Companhia Paranaense de Energia - Copel

In order to attend Rule 12-04 of Regulation S-X of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed individual financial information of Companhia Paranaense de Energia - Copel in these financial statements, as part of the Form 20-F. These information were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements .

(a)             Condensed statements of financial position as of December 31, 2020 and 2019

ASSETS	12.31.2020	12.31.2019
Current assets
Cash and cash equivalents	42,700	25,304
Bonds and securities	90	90
Dividends receivables	1,290,114	760,719
CRC transferred to the State Government of Paraná	287,789	219,236
Other current receivables	1,025	1,068
Income tax and social contribution	12,171	5,876
Prepaid expenses	150	95
Receivable from related parties	40,298	6,039
	1,674,337	1,018,427
Assets classified as held for sale	758,742	-
	2,433,079	1,018,427

Noncurrent assets
Other temporary investments	22,385	27,734
CRC transferred to the State Government of Paraná	1,104,835	1,131,449
Judicial deposits	125,738	124,219
Other current receivables	7,443	7,444
Income Tax and Social Contribution	117,682	123,951
Deferred tax assets	282,132	154,364
Other noncurrent recoverable taxes	88,331	87,597
Receivables from related parties	140,337	108,983
	1,888,883	1,765,741

Investments	18,807,102	17,286,220
Property, Plant and Equipment, net	2,725	1,143
Intangible Assets	2,041	1,321
Right-of-use asset	962	271

	20,701,713	19,054,696

Total assets	23,134,792	20,073,123

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2020	12.31.2019
Current liabilities
Payroll, social charges and accruals	16,759	8,437
Related parties	283,650	696
Suppliers	3,184	3,956
Income tax and social contribution	-	1,811
Other taxes payable	952	120
Loans and financing	512,086	39,628
Debentures	301,972	315,008
Dividends payable	944,274	588,563
Post employment benefits	226	378
Lease liability	279	158
Other accounts payable	567	116
	2,063,949	958,871

Noncurrent liabilities
Related parties	5,851	145
Other taxes due	2,978	2,817
Loans and financing	266,682	746,075
Debentures	499,317	797,713
Post employment benefits	9,929	8,658
Lease liability	707	125
Other accounts payable	1,936	1,434
Provisions for legal claims	324,332	304,871
	1,111,732	1,861,838

Equity
Share capital	10,800,000	10,800,000
Equity valuation adjustments	353,349	591,927
Legal reserves	1,209,458	1,014,248
Retained earnings	6,088,855	4,846,239
Additional dividend from non-capitalized earnings reserve	1,507,449	-
	19,959,111	17,252,414

Total liabilities and equity	23,134,792	20,073,123

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b)             Condensed statements of income for the years ended December 31, 2020, 2019 and 2018

		Restated	Restated
	12.31.2020	12.31.2019	12.31.2018
Operating revenues (expenses)
General and administrative expenses	(79,762)	(59,907)	(67,292)
Other revenues (expenses), net	(24,423)	1,244	11,696
Result of equity in investees	3,551,254	2,177,629	1,258,213
	3,447,069	2,118,966	1,202,617

Operating income before financial results	3,447,069	2,118,966	1,202,617

Financial income (expenses)
Financial revenues	335,485	209,679	301,729
Financial expenses	(86,076)	(235,033)	(238,355)
	249,409	(25,354)	63,374

Operating income	3,696,478	2,093,612	1,265,991

Income tax and social contribution
Income tax and social contribution	-	(21,195)	(2,083)
Deferred income tax and social contribution	127,503	5,850	44,993
	127,503	(15,345)	42,910

Net income from continuing operations	3,823,981	2,078,267	1,308,901

Discontinued operations
Net income (loss) from discontinued operations	80,221	(88,321)	98,162

Net income	3,904,202	1,989,946	1,407,063

Basic and diluted net earning per share attributed to controlling shareholders - continuing operations - expressed in Brazilian Reais
Common shares	1.33430	0.72523	0.45683
Class A preferred shares	1.76982	0.89086	0.50251
Class B preferred shares	1.46773	0.79778	0.50251

Basic and diluted net earning per share attributed to controlling shareholders - expressed in Brazilian Reais
Common shares	1.36229	0.69440	0.49109
Class A preferred shares	1.80062	0.85790	0.54020
Class B preferred shares	1.49852	0.76388	0.54020

As described in Note 30.1, on March 11, 2021, the General Meeting approved the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited. The values of basic and diluted net profit per share in the table above already consider the new number of shares, after the split.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c)             Condensed statement of comprehensive income for the years ended December 31, 2020, 2019 e 2018

	12.31.2020	12.31.2019	12.31.2018
NET INCOME	3,904,202	1,989,946	1,407,063
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(779)	(3,371)	(408)
Post employment benefits - equity	(178,434)	(120,358)	(38,245)
Taxes on other comprehensive income	265	1,146	139
Items that are or maybe reclassified to profit or loss
Subsidiary loss with interest variation	-	(4,874)	-
Total comprehensive income, net of taxes	(178,948)	(127,457)	(38,514)
TOTAL COMPREHENSIVE INCOME	3,725,254	1,862,489	1,368,549

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(d)             Condensed statements of cash flows for the years ended December 31, 2020, 2019 and 2018

	12.31.2020	12.31.2019	12.31.2018
Net cash generated from operating activities	761,050	688,443	653,230

Cash flow from investing activities
Financial investments	5,349	115,376	(124,254)
Loans and financing granted to related parties	(40,000)	(24,410)	(192,445)
Receipt of loans and financing granted to related parties	7,015	24,512	560,877
Additions in investments	(68,127)	(271,968)	(608,934)
Capital reduction of investees.	228	-	45,000
Additions to property, plant and equipment	(1,800)	(285)	(267)
Additions to intangible	(1,045)	(271)	(3)

Net cash used in investing activities	(98,380)	(157,046)	(320,026)

Cash flow from financing activities
Issue of Debentures	-	500,000	600,000
Issue of loans with related parties	280,000	48,000	-
Amortization of principal - loans and financing	(38,500)	(115,500)	(77,000)
Amortization of principal - debentures	(300,000)	(853,400)	(333,300)
Amortization of loans obtained from related parties	-	(48,000)	-
Amortization of principal - Lease liabilities	(329)	(141)	-
Dividends and interest on capital paid	(586,445)	(352,055)	(264,734)

Net cash used in financing activities	(645,274)	(821,096)	(75,034)

Total effects on cash and cash equivalents	17,396	(289,699)	258,170

Cash and cash equivalents at the beginning of the period	25,304	315,003	56,833
Cash and cash equivalents at the end of the period	42,700	25,304	315,003

Change in cash and cash equivalents	17,396	(289,699)	258,170

During the years ended December 31, 2020, 2019 and 2018, we received R$710,798 (of which R$661,639 by consolidated subsidiaries and R$49,159 of unconsolidated investees), R$777,651 (of which R$650.830 by consolidated subsidiaries and R$126,821 of unconsolidated investees), and R$609,219 (of which R$588,540 by consolidated subsidiaries and R$20,679 of unconsolidated investees), respectively, from dividends and interest on own capital paid by our investees.

Additional individual information related to Companhia Paranaense de Energia - Copel are presented above :

•                 Related Parties: Copel has the following balances outstanding with related parties:

	12.31.2020	12.31.2019
Assets
Copel Distribuição (a)	140,337	108,983
UEG Araucária - mutual	33,572	-
Investees and Subsidiaries - Structure sharing	6,726	6,039
	180,635	115,022
Liabilities
Copel CTE - mutual	282,817	-
Investees and Subsidiaries - Structure sharing	833	696
Elejor advance	5,851	145
	289,501	841

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a) Copel DIS - Financing transferred - STN

Copel transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 21) and shown as obligations for loans and financing at Copel DIS.

•                 Investments - As of December 31, 2020 and 2019, investments in subsidiaries are comprised as follows:

	12.31.2020	12.31.2019
Copel Geração e Transmissão	10,732,734	9,749,705
Copel Distribuição	7,212,915	6,012,246
Copel Telecomunicações	757,799	710,128
Copel TEL - Reclassification (a)	(758,742)	-
Copel Energia	356,922	243,123
Compagas	252,481	284,747
UEG Araucária	48,355	64,094
Other investments	50,328	71,431
	18,652,792	17,135,474
(a)Reclassification to Assets classified as held for sale.

The information regarding joint ventures, associates and other investments are presented in note 16.1 – Changes in investments.

•                 Dividends receivable - The dividends receivable is comprised as follows:

	12.31.2020	12.31.2019
Investees and subsidiaries
Copel Geração e Transmissão	769,108	464,450
Copel Distribuição	440,368	266,050
Copel Comercialização	29,803	88
Compagas	43,164	22,531
UEG Araucária	6,143	6,143

Joint Ventures and Associates
Voltália	1,032	1,032
Dona Francisca	97	-

Other investments	399	425
	1,290,114	760,719

•                 Provisions for Legal Claims - Copel recorded provisions for Legal Claims, as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements, continued

For the years ended December 31, 2020, 2019 and 2018

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2020	12.31.2019
Regulatory	21,373	17,357
Labor	2,466	1,957
Civil	163,940	150,529
Tax Claim	136,553	135,028
	324,332	304,871

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

As of December 31, 2020, total restricted subsidiaries net assets amount to R$ 18,197,350 composed as follows:

	12.31.2020	12.31.2019
Copel Geração e Transmissão S.A.	10,732,735	9,749,705
Copel Distribuição S.A.	7,212,914	6,012,244
UEG Araucária Ltda.	238,211	315,740
Centrais Elétricas Rio Jordão - Elejor	13,490	42,859
	18,197,350	16,120,548

The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2020
Loans and financing	Note 21	-	131,547	400,876	279,030	-	811,453
Debentures	Note 22	303,640	-	15,199	511,799	-	830,638
Suppliers	-	3,183	1	-	-	-	3,184
		306,823	131,548	416,075	790,829	-	1,645,275
(a) Effective interest rate - weighted average.

