Form 20-F
period 2021-12-31
ENERGY CO OF PARANA
filed 2022-04-28
CIK 1041792

As filed with the Securities and Exchange Commission on April 27, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number: 001-14668

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Exact Name of Registrant as Specified in its Charter)

Energy Company of Paraná (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua José Izidoro Biazetto, 158 – bloco A – 81200-240 Curitiba, Paraná, Brazil

(Address of Principal Executive Offices)

Daniel Pimentel Slaviero

+55 41 3331 4011 – ri@copel.com

Rua José Izidoro Biazetto, 158 – bloco A – CEP 81200-240, Curitiba, Paraná, Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, without par value	N/A	New York Stock Exchange*
Preferred Class B Shares, without par value	N/A	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Unit consisting of one Common Share and four Preferred Class B Shares of Companhia Paranaense de Energia - COPEL	ELP	New York Stock Exchange

* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2021:F1

1,054,090,460 Common Shares, without par value*

3,128,000 Class A Preferred Shares, without par value*

1,679,335,290 Class B Preferred Shares, without par value*

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

N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

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

Our audited consolidated financial statements as of December 31, 2021 and 2020, and for each of the years ended December 31, 2021, 2020 and 2019, are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or IASB.

References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares, class B preferred shares, respectively. References to “Units” are to our units each composed of 1 Common Share and 4 Class B Shares. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Unit. Units are listed on “B3” (the São Paulo Stock Exchange or B3 S.A. – Brasil, Bolsa, Balcão) and “Latibex” (Mercado de Valores Latinoamericanos en Euros). Units ADSs are listed on “NYSE” (the New York Stock Exchange).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary” that begins on page 151.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting the financial condition, liquidity or results of operations are examples of forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Brazilian political and economic conditions;
•	economic conditions in the State of Paraná;
•	technical and operational conditions related to the provision of electricity services;
•	lawsuits;
•	our ability to obtain financing;
•	developments in other emerging market countries;
•	changes in, or failure to comply with, governmental regulations;
•	competition;
•	electricity shortages;
•	unfavorable hydrological conditions;
•	international economic and political developments;
•	impacts of the coronavirus (COVID-19) pandemic;
•	the impact of the ongoing conflict in Ukraine and the trade and monetary sanctions that have been imposed in connection with those developments; and
•	other factors discussed below under “Item 3. Key Information―Risk Factors”.

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

We are controlled by the State of Paraná, which owns 69.7% of our outstanding common voting shares as of the date of this annual report, and whose interests may differ from other shareholders. As a result, the State of Paraná has the power to control all of our operations, including the power to elect the majority of the members of our Board of Directors and to determine the outcome of actions that require the approval of common shareholders, including transactions with related parties and corporate reorganizations. We recognize that the State of Paraná may use its status as our controlling shareholder to promote its public policies or social objectives and not necessarily to meet the objective of improving our business and/or operating results. In addition, lawsuits involving the State of Paraná may affect its position as a controlling shareholder and, therefore, may affect our capital structure. We can not guarantee that our corporate governance policies and structures in place for protection of minority shareholders will be sufficient to fully or effectively address any or all the related risks.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. On December 31, 2021, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,597.4 million. For additional information, see “Item 8. Financial Information–A. Consolidated Financial Information–Legal Proceedings”.

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implementing our investment program.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$2,067.1 million in 2022. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,589/2017 (Resolução nº 4,589/2017 do Banco Central do Brasil), which defines the limit of exposure and the annual global limit of credit to public sector entities to be observed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The annual global limit that can be obtained in credit transactions, with and without guarantee of the Federal Government, by the bodies and entities of the public sector with the financial institutions and other institutions authorized to operate by the Brazilian Central Bank is defined by the National Monetary Council by means of inclusion of an annex to Brazilian Central Bank Resolution no. 4,589/2017, establishing, until the end of each fiscal year, the limit for the following year. The maximum amounts defined for the 2022 fiscal year are R$6.5 billion for Federal Government guaranteed transactions and up to R$ 12.1 billion for transactions without Federal Government guarantee. Although theses limits have recently increased, as a result of these limits, we may have difficulty in obtaining financing from financial institutions and other institutions authorized to operate by the Brazilian Central Bank, which could create difficulties in the implementation of our investment program. Additionally, some of our concession contracts have provisions that limit our permitted level of indebtedness, which could also affect our ability to obtain necessary financing. Furthermore, the requirements and other criteria adopted by financial institutions when approving new financing transactions may be related to certain Brazilian macroeconomic scenarios, as well as to our financial indicators, such as our indebtedness levels and other indicators usually considered by financial institutions in their credit risk assessments. We cannot ensure you that these requirements and criteria will be met. As a result of these regulations and provisions, our capacity to incur debt from certain sources is limited, which could negatively affect the implementation of our investment program.

Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation.

We collect, store, process and use various confidential information related to our business and operations. In our ordinary course of business, we also collect and store personal data of our customers in our data centers located at our own premises. We have suffered cyber-attacks in the past leading to the temporary unavailability of part of our systems.

Despite our cybersecurity controls, information technology and infrastructure (solarwinds), we may be vulnerable to failures whether caused by technical failures, negligence, accident or cyber-attacks. Those failures may result in disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations.

We are subject to Brazilian laws and regulations relating to data protection and data privacy, mainly the Brazilian Federal Law No. 13,709/2018 (“Brazilian Data Protection Law,” or “LGPD”) that sets forth the legal framework for the processing of personal data. LGPD entered into effect on September 2020 and administrative penalties applicable for non-compliance with LGPD entered into effect later on, on August 2021.

Violations of this statute and related regulations, including leakage of personal data, could result in individual or collective lawsuits against us, the imposition of fines, among other civil, administrative and criminal penalties, as well as damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

The construction and expansion of our transmission and power generation projects involve significant risks that may have an adverse effect on us.

Our activities related to the development of transmission and generation projects depend on the consent of third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete a project within the budget. We cannot assure you that we will (i) obtain all required permits and approvals for our projects, (ii) secure private sector partners for any of our projects, or (iii) obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project or such project is delayed, this may decrease our expected financial return from the project, which may lead to impairment. As a consequence, our costs may increase or we may fail to achieve the revenues planned in connection with such expansion projects, which may have an adverse effect on our financial condition and results of operations.

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

Further, an increase in electricity prices, combined with poor economic performance in the State of Paraná, could affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2021, our overdue receivables in the distribuition concession area with Final Customers were approximately R$ 711.0 million in the aggregate and our allowance for doubtful accounts related to these receivables was R$155.3 million. See Note 7 to our audited consolidated financial statements.

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

Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition and results of operations.

The operation of complex electricity generation, transmission and distribution systems and grids involves various risks, such as operational setbacks and unexpected interruptions, caused by accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, and similar events). In addition, operational decisions by authorities responsible for the electricity grid, environment matters, operations and other issues affecting the electricity generation, transmission or distribution could have an adverse effect on the performance and profitability of the operations of our generation, transmission and distribution systems. If these issues occurred, our insurance could be insufficient to wholly account for the costs and losses that we may incur as a result of the damages caused to our assets, or due to outages.

Further, the revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under the related concession contracts, we and our subsidiaries are subject to: (i) a reduction of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or RAP), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or FID) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or grids, may cause a material adverse effect on our business, financial situation and results of operations.

We are subject to risks related to social and environmental impacts of our projects.

The construction and operation of our assets may modify the ecosystem, particularly the natural state of the water resources and of the vegetation of the flooded river basin in the case of Hydroelectric Power Plants. Our projects may cause direct and indirect impacts in the local communities, such as housing displacement. Moreover, they may affect the economic outputs of the local communities, lead to the loss of cultural identity or increase the demand for government services. In these cases, we may be required to implement specific plans in order to minimize and mitigate those impacts.

Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.

Dams are important infrastructures to our business, and are fundamental components of our Hydroelectric Power Plants for the purposes of diking and storing water, accounting for the majority of our energy generation capacity. However, in any dam, there is an intrinsic risk of ruptures caused by different internal or external factors. Therefore, we are subject to the risk of a dam failure that could have repercussions much greater than just the loss of hydroelectric power generation capacity. A dam failure may result in economic, social, regulatory and environmental damages and potential loss of human life in the communities downstream from the dams, which may have a material adverse effect on our reputation, business, operational results and financial conditions.

Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.

We are required to comply with a wide range of laws and regulations, including anti-corruption, anti-money laundering and related laws and regulations. Although we have internal policies and controls, we may be subject to breaches of those internal policies and controls and to instances of fraudulent behavior, corrupt practices and dishonesty by our directors, officers, employees, contractors or other agents that we may not timely identify or prevent.

Further, we have a large number of contracts with suppliers, with wide distribution and outsourcing of the production chains, and we are not able to control all possible irregularities or to ensure that our selection processes will be sufficient to avoid situations where our suppliers have problems related to compliance with applicable law, sustainability or outsourcing of the production chain under inadequate safety conditions.

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

We perform trading activities through power purchase and sale agreements, mainly in the unregulated electricity market (Free Market), through our generation and trading companies.

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or PLD). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS and by CCEE (Câmara de Comercialização de Energia Elétrica). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Thus, there is a risk for the commercial business with respect to the alteration of these models, data entry errors and republishing of the PLD, which may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. As of January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e programas Computacionais do Setor Elétrico or CPAMP), in accordance with the implementation schedule defined by MME (Ministério de Minas e Energia) Ordinance No. 301/2019.

Any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect our energy trading business. Also, excess supply of energy in the market, particularly as a result of new energy projects and incentivized renewable energy projects, may cause a decrease in the energy prices and adversely impact our energy trading business.

Our business could be adversely affected by the performance of our suppliers, contractors or other third parties we do not control.

Suppliers, contractors and other third parties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results.

Further, being a state-controlled company, we are legally obliged to engage a bidding process for the acquisition of equipment, materials and services, which may not result in the best quality of services, equipment and materials.

Our business is subject to risks related to our supply chain which may be substantially and adversely affected by internal or external economic, political, social and natural events, such as pandemics, terrorism acts, border disputes and armed conflicts, among others.

The operations of our supply centers and of our suppliers and service providers could be substantially and adversely affected by factors and events beyond our control, such as fires, natural disasters, spread of diseases, pandemics, strikes, system failure, terrorrist attacks, deforestation, and political or armed conflicts, including the ongoing conflict between Russia and Ukraine, trade sanctions and other similar events, and the developments therein, such as high inflation, volatility in the commodities markets and financial markets, changes in currencies, lack of liquidity in the capital markets, among others. In such a scenario, if the impacted services cannot be replaced or reinstated in the affected region, the supply of electricity to our customers could be impacted or disrupted and our results could be adversely impacted.

We are subject to climate factors and to uncertainties that may adversely impact our operation and results

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

Further our wind farms operations are subject to climate factors and to uncertainties related to the speed of wind. The authorizations that govern our power generation activities in wind farms set forth certain performance covenants, which require us to generate minimum amounts of energy on annual and four-year bases in accordance with the energy amounts sold in the correspondent auctions. Non-compliance with such covenants may adversely impact our results.

Failure to comply with ESG guidelines can adversely affect our operations, results and reputation

Our ESG-related practices are evolving and may include commitments to meet standards or deadlines of enhanced social, governance and sustainable practices, as well as to incorporate sustainability into our business. Failure to meet corporate ESG guidelines or commitments could cause us financial and operational losses, and reputational damage.

We may acquire other companies in the electric sector or new energy concessions, as we already did in the past, which may increase our financial leverage and adversely affect our consolidated performance

We constantly prospect for businesses that are related to our corporate purpose and aligned with our strategic plan. To expand our business, we may participate in auctions for the construction and operation of new power generation and transmission ventures, as well as invest in other companies from the energy sector, as we have done in the past. These acquisitions can increase our financial leverage or reduce our profits. In addition, the integration of the new businesses may not result in the synergy we expect in terms of efficiency gains and economies of scale for our operations, which may adversely affect our operational and financial performance.

Labor disputes may disrupt our operations from time to time

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

The State of Paraná is party to a lawsuit under which an unfavorable decision could result in the sale of its shares in our company to third parties. A change in our capital structure may expose our business to uncertainties and additional or different risks.

The State of Paraná is party to a lawsuit (Ação Judicial No. 0021271-74.2005.8.16.0000) filed by Itaú Unibanco S.A, which is currently under review by the Brazilian Supreme Court. Itau claims that it has the right to enforce a collateral security over the shares in our company held by the State of Paraná due to the alleged default by the State of Paraná in a transaction involving the acquisition of a public bank (Banestado) that took place in the 1990s. A favorable decision to Itaú could result in the transfer of the shares in our company owned by the State of Paraná that were pledged as security to third parties or to Itaú. In that scenario, the State of Paraná may no longer hold over 50% of our voting capital, possibly resulting in a new controlling shareholder or a group of private shareholders acting jointly, that could hold the decision-making power and influence our business. That may expose our business to significant uncertainties, which may adversely impact our financial and operational results.

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

The extension of the concession agreement of our controlled company Compagas is under review of the granting authority.

Compagas entered into a concession agreement with the State of Paraná which, pursuant to Complementary Law 227/2020, expires on July 6, 2024. The purpose of this concession is to provide piped gas distribution services and other related activities to all segments of the consumer market, either as a raw material, or for the purpose of power generation or other uses made possible by technological advances.

The gas concession agreement provides that part of the investments made by Compagas were to be recovered through the collection of tariffs paid by the end users of the public service and the remaining part should be indemnified by the granting authority, the State of Paraná, at the end of the concession.

On July 23, 2021, the State of Paraná submitted to public consultation a proposal to extend Compagás' concession for thirty years from July 6, 2024 and, on February 22, 2022, a public hearing was held to receive comments and input. The proposed extension of the concession contract includes the execution of a new concession contract, which would change the tariff structure of the concession from a tariff based on production cost to tariff defined based on a price cap. The methodology to calculate the tariffs under the new method will be developed by the State Regulatory Agency for Public Services - AGEPAR.

However, if this extension of the concession does not occur, even if Compagas is entitled to compensation for the investments made in the last 10 years prior to the end of the concession, the financial condition and results of operations of our controlled company may be adversely affected. For more information see Note 2.1.1 to our audited consolidated financial statements.

Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 62% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.

In previous periods of low rainfall, the Brazilian government reacted to poor hydrological conditions by seeking to reduce the consumption of electricity by Final Customers by several means, from general campaigns to reduce energy consumption to rationing programs. The effect of campaigns to reduce energy consumption is not predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to Final Customers. In case of mandatory rationing program, our distribution business would be adversely affected because its revenues are partially based on the volume of electricity it provides through our distribution grid to Final Customers.

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

In addition, ANEEL has issued regulations related to micro and mini distributed generation, which has been facilitating the purchase or lease of power generation equipment by customers, especially solar photovoltaic modules, to produce energy for their own consumption. Such regulation is expected to be revised following the adoption of a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022) and we cannot anticipate how eventual changes in regulation will affect us. If the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2021, we had 1,380 Free Customers, representing approximately 8.0% of our consolidated operating revenues and approximately 14.6% of the total volume of electricity sold by us. As of December 31, 2021, our energy trading company had 1,363 Free Customers, representing approximately 7.1% of our consolidated operating revenues and approximately 12.6% of the total volume of electricity we sold in 2021. Copel GeT had 17 Free Costumers on December 31, 2021. Approximately 99.99% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2021. These customers represented approximately 2.0% of the total volume of electricity we sold in 2021, and approximately 0.9% of our consolidated operating revenues. Such Free Customers may seek other energy suppliers upon the expiration of their contracts with us. Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

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

Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties to power purchase agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where Copel purchases energy, whether from energy generation projects, in operation or under construction, or even from energy trading, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. Even though we perform credit analyses in accordance with market standards and require our counterparties to provide guarantees in connection with the power purchase and sale agreements, we cannot guarantee that our counterparties will not fail to comply with their payment obligation or with their obligation to deliver energy, as the case may be, which may adversely affect our results.

We are subject to the risk of exchange rate variation if we start to perform energy import business, as well as if we perform business involving natural gas.

 Our subsidiary Copel Comercialização (Copel Mercado Livre) obtained authorization from the Ministry of Mines and Energy to import energy from neighboring countries, Argentina and Uruguay, and if we start doing business in this regard, we will be subject to the risk of exchange rate fluctuation. This subsidiary was also authorized by the National Agency of Petroleum, Natural Gas and Biofuels to operate in the sale of natural gas within Brazil. Although the natural gas business still has an incipient market in Brazil, if we do business in this area, we will be subject to the risk of exchange rate variation, considering that part of these transactions may be carried out in foreign currencies.

We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices.

Our subsidiary Copel Comercialização (Copel Mercado Livre) negotiates energy purchase and sale transactions, and part of its agreements are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may expose us to the risk of future energy prices.

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

We are strictly liable under Brazilian law for damages resulting from the inadequate provision of electricity distribution services. In addition, our distribution, transmission and generation utilities may be held liable for damages caused to others as a result of interruptions or disturbances arising from the Brazilian generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of ONS. We cannot assure you that our insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.

We are the controlling shareholder of a company that operates a gas distribution business (Compagas) and we are consequently exposed to risks inherent to this sector.

We control a business in the gas distribution sector, which is operated by Companhia Paranaense de Gas – Compagas. This company is entitled to exclusive rights to distribute piped gas in the State of Paraná. The users are Thermoelectric Plants, cogeneration plants, gas stations, among other companies and residences.

Businesses in the gas distribution sector are subject to a broad set of risks inherent to its operation, including among the main ones:

•	Regulatory instability,
•	Shortage of natural gas,
•	Depending on a single supplier in Brazil,
•	Operational failures and accidents in distribution,
•	Performance of outsourced service providers, and
•	Alternative energy sources.

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

In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP grew by 4.6% in 2021, decreased by 4.1% in 2020 and grew by 1.1% in 2019. Unemployment rate was 11.1% in 2021, 13.5% in 2020 and 11.9% in 2019. Inflation, as reported by the consumer price index (IPCA), was 10.06% in 2021, 4.52% in 2020 and 4.31% in 2019. The Brazilian Central Bank’s base interest rate (SELIC) was 9.25% on December 31, 2021, 2.0% on December 31, 2020 and 4.5% on December 31, 2019. Considering the accumulated amount for the first three months of 2022, the SELIC rate was 2.42%. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

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

The effects of the COVID-19 pandemic of the coronavirus may have a material adverse impact on our operations and results.

As COVID-19 continues to impact the global and local economies and financial markets, Copel has followed the load projections issued by official bodies in the electricity sector strongly impacted by the drop in consumption in the commercial and industrial segments. This fall has caused notifications by energy buyers, alleging unforeseeable circumstances and force majeure due to the COVID-19 outbreak pandemic, and requiring a reduction in the amounts of energy contracts and/or installments of defaulted bills.

Adverse impacts of the COVID-19 outbreak pandemic can also be felt on the implementation of generation and transmission projects, or on the availability of existing assets resulting from local actions, preventing access to facilities or problems with suppliers in the sector, also affected by the COVID-19 outbreak pandemic.

We have established a Contingency Committee in light of the COVID-19 outbreak pandemic with the objective of monitoring and mitigating current and futures impacts and consequences in our activities. The Contingency Committee has four main focus objectives: (i) people’s safety, (ii) continuation of our essential activities, (iii) monitoring guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to support the crisis. We have also continuously been (A) monitoring the impacts of the COVID-19 pandemic on (i) our contracts, (ii) suppliers and (ii) the liquidity of the energy market and our short-term pricing, as well as (B) involved and negotiating with the relevant authorities for the implementation of guidelines that guarantee the maintenance of the economic and financial sustainability of Brazil’s electricity power generation, transmission, commercialization and distribution chain.

Fluctuations in currency exchange rates and the devaluation of the real may adversely affect our net income and cash flow.

The Brazilian currency has been devalued periodically in the past in relation to the U.S. dollar and other foreign currencies. As of December 31, 2020, the exchange rate between the Real and the U.S. Dollar was of R$5.19 per US$1.00, depreciating 28.8% against the U.S. Dollar compared to 2019. As of December 31, 2021, the Real vs. U.S. dollar exchange rate was R$5.58 to US$1.00, depreciating 7.51% against the U.S. Dollar, compared to December 31, 2020. As of April 18, 2022, the Real vs. U.S. dollar exchange rate was R$4.67 to US$1.00, which represents a 16.31% decrease as compared to the selling rate of R$5.58 to US$1.00 on December 31, 2021. Depreciation of the Real increases the cost of servicing our foreign currency-denominated debt and the cost of purchasing electricity from the Itaipu – a hydroelectric facility, one of our major suppliers, which adjusts its electricity prices based in part on its U.S. dollar costs. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our ADSs.

Inflation and governmental measures to curb inflation may contribute to economic uncertainty in Brazil, and could reduce our margins and the market price of the ADSs.

Brazil has in the past experienced extremely high rates of inflation. Brazil’s annual rates of inflation, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 6.0% for the three-month period ended March 31, 2022, 17.7% in the year 2021, 23.1% in the year 2020 and 7.7% in the year 2019. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Changes in Brazilian tax policies may have an adverse effect on us and our shareholders.

The Brazilian government has in the past changed its tax policies in ways that affected the electricity sector, and it may do so again in the future. These changes include increases in the tax rates affecting energy companies and, occasionally, the collection of temporary taxes related to specific governmental purposes. If we are unable to adjust our tariffs accordingly, we may be adversely affected.

The Brazilian Government is discussing a bill (Bill No. 3887/2020) that changes the rules of Income Tax and Social Contribution, by replacing Contributions to PIS / PASEP and Cofins by Contribution on Goods and Services (Contribuição sobre Bens e Serviços – CBS). We formalized a work group to assess the impacts and risks that this change may have on our financial results. The group concluded that the impacts for us will likely be low, considering that the market in which we operate has regulated tariffs and bilateral contracts, which are expected to rebalance prices in the event of new taxes. However, we estimate CBS could lead to a tariff increase for the Final Customers of our distribution concession, due to the increase in the tax rate. Our shareholders could also be affected, in case of higher taxation of dividends.

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

Risks Relating to the Units ADSs

ADSs holders may not have all the rights of our shareholders, and may be unable to exercise voting rights or preemptive rights relating to the shares underlying their Units.

Our bylaws provide for the issuance of Units, each consisting of four Preferred Class B Shares and one Common Share. A holder of Units has the right to request, at any time, the cancellation of the Units and the consequent delivery of the respective deposited shares to the depositary financial institution, in compliance with the terms, rules and procedures established by our Board of Directors.

Holders of Preferred Shares do not have the same voting rights attributed to holders of Common Shares by Brazilian law or our bylaws, and thus only the 1 Common Share in each Unit that underlie ADSs has full voting rights. Moreover, the rights of ADS holders may be subject to certain limitations provided in the deposit agreement or by the securities intermediaries through which ADS holders hold their securities.

–	Although ADS holders are permitted to vote at shareholders’ meetings, there are procedural steps involved in the process that create practical limitations on the ability of ADS holders to vote. In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares or Common Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.
–	The holders of the Common Shares, Class B Shares or Units may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the controlling shareholder than under the laws of the United States and certain other jurisdictions outside Brazil. Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil.
–	The ability of ADS holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADSs, to file a registration statement in the United States, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale of your preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If you are unable to participate in rights offerings, your holdings may also be diluted.
–	ADS holders may not receive dividend payments if we incur net losses or our net profit does not reach certain levels. Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and Class B Shares have a dividend priority over the Common Shares. Units are entitled to dividends equal to their underlying shares. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

Sales of a substantial number of shares, Units or ADSs, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares or Units and ADSs.

As a consequence of the issuance of new shares, Units or ADSs, sales of shares, Units or ADSs by existing investors, or the perception that such a sale might occur, the market price of our shares, Units and ADSs may decrease significantly.

Future equity issuances may dilute the holdings of current holders of our shares, Units or ADSs and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and interests of holders of our shares, Units and ADSs, as well as our earnings and net equity value per share, Unit or ADS. Any offering of shares, Unit and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

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

Judgments of Brazilian courts with respect to our shares or Units will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares or Units, we will not be required to discharge any such obligations in a currency other than reais (R$). Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais (R$) may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our shares or Units.

If you exchange your ADSs for Units, you risk increased taxes and the inability to remit foreign currency abroad.

Brazilian law requires that parties obtain a registration before the Brazilian Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Units has obtained the necessary certificate from the Brazilian Central Bank for the payment of dividends or other cash distributions relating to the preferred shares and Units or upon the disposition of the preferred shares or Units. If you exchange your ADSs for the underlying Units, however, you must obtain your own certificate of registration or register in accordance with Brazilian Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Units or distributions relating to their underlying shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the Units. Pursuant to Brazilian Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”. If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the shares underlying the Units or the return of your capital in a timely manner. The custodian’s registration before the Brazilian Central Bank and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions may be imposed in the future on the disposition of the underlying Units or the repatriation of the proceeds from disposition.

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad.

In the past, the Brazilian government has imposed restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government could again choose to impose this type of restriction if, among other things, there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reintroduction of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of Units, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the Units underlying the ADSs.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and certain other jurisdictions outside Brazil, and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs, Units, Common Shares and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the Units underlying your ADSs at a price and time at which you wish to do so.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares, Units or ADS.

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

As of December 31, 2021, we generated electricity from twenty (20) hydroelectric plants, thirty (30) wind plants and one (1) Thermoelectric Plant, for a total installed capacity of 5,957 MW, of which approximately 99.7% was derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity is 6,615 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2021, we owned and operated 3,638 km of transmission lines and 204,957 km of distribution lines, constituting one of the largest distribution grids in Brazil. Of the electricity volume we supplied in 2021 to our Final Customers:

•	38.8% was to industrial customers;
•	26.1% was to residential customers;
•	19.1% was to commercial customers; and
•	16.0% was to rural and other customers.

Key elements of our business strategy include the following:

•	maximize company value through sustainable growth, profitability, adequate indebtedness levels and shareholder remuneration;
•	seek to be a reference in customer satisfaction;
•	seek profitable opportunities related to new businesses and services in the energy sector;
•	promote and ensure adherence to best ESG, risk management and compliance practices;
•	manage an integrated and strategic energy portfolio, including strategic partnerships and maximizing synergies and profitability;
•	divest from non-strategic assets;
•	pursue excellence in business processes;
•	promote people-focused management, strengthening team engagement and reinforcing the culture of meritocracy;
•	seek greater protagonism in our interaction with regulators and institutions;
•	consolidate a culture focused on safety, health and quality of life;
•	adopt new technologies to optimize our business and continually raise cybersecurity levels;

•	encourage innovation as a lever for growth, increased customer satisfaction and loyalty, and process improvement.

Our revenues for each of the last three (3) fiscal years by activity are described in “Item 5. Operating and Financial Review and Prospects —Results of operations for the years ended December 31, 2021, 2020 and 2019”.

Historical Background

We were formed in 1954 by the State of Paraná to engage in the generation, transmission and distribution of electricity, as part of a plan to bring the electric energy sector under state control. We acquired the principal private power companies located in the State of Paraná in the early 1970s. From 1970 to 1977, we significantly expanded our transmission and distribution grid and worked to increase the connectivity of our grid to grids in other Brazilian states. In 1979, a change in state law permitted us to extend our generating activities to include production from sources other than hydroelectric and thermal power plants.

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua José Izidoro Biazetto, 158 – Bloco A =CEP 81200-240, Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3331-4011. Our website is www.copel.com and any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website. The commercial name of each of our businesses is provided as follows.

Relationship with the State of Paraná

As of December 31, 2021, the State of Paraná owns 69.7% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, members of our Supervisory Board, the appointment of senior management and our direction, future operations and business strategy.

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

In 2007, we divided the assets of our transmission business (“Copel Transmissão S.A.”) between our distribution business (“Copel Distribuição S.A.”) and our generation business (“Copel Geração S.A.,” renamed to “Copel Geração e Transmissão S.A.”).

In 2013, the Company was restructured in order to enhance the efficiency of our corporate structure and reduce our operating costs.

On January 28, 2016, we changed the corporate name of Copel Participações S.A. to Copel Comercialização S.A. and its corporate purpose to the sale of energy and rendering of related services in order to strength Copel’s positioning in the energy trading market and to allow greater efficiency in the sale of energy.

In September 2017, in order to optimize the management of operating activities, the Company carried out an organizational restructuring of its wholly-owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel Geração e Transmissão S.A.

In August, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). As a result, Copel GeT acquired 100% in the joint ventures Costa Oeste and Marumbi, and Eletrosul acquired 100% in Transmissora Sul Brasileira.

In June 2019, Copel GeT took over 100% of SPE Uirapuru Transmissora de Energia S.A. acquired from Centrais Elétricas Brasileiras S.A. and Fundação Eletrosul de Previdência e Assistencial Social - Elos.

In October, 2019, Copel GeT, through a consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction, having sold 14.4 average MW of the Jandaíra Wind Complex. The Jandaíra Wind Complex, which has 90.1 MW of installed capacity and 46.9 average MW of assured energy, will be built in the northeastern state of Rio Grande do Norte, a region where Copel has other wind generation assets. The project is scheduled to come into operation, in a staggered manner, from April 2022.

In March, 2020, Copel GeT, with the objective of renewing for another 30 (thirty) years the concession of HPP Bento Munhoz (or HPP Foz do Areia), whose term, considering the GSF renegotiation, expires on December 21, 2024, filed with the Ministry of Mines and Energy its request for the classification of its special purpose company SPC FDA Geração de Energia Elétrica SA, holder of the concession, under the terms of Federal Decree no. 9,271/2018 (amended by Federal Decree No. 10,135/2019), which allows this renewal associated with the privatization of the concession holder, within 12 months of the end of the term. On March 8, 2022, ANEEL approved the draft of the new concession agreement. Copel awaits the final regulatory definition of the process for the sale of control of SPC FDA.

On November 9, 2020, an auction for the divestiment of Copel Telecomunicações S.A. (Copel Telecom), responsible for our telecommunication activities, was held at B3. The winning bid was R$2.4 billion (equity value). On January 14, 2021, a Share Purchase Agreement for the transfer of 100% of the shares of Copel Telecom was entered into with Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, the winning bidder of the auction. On July 9, 2021, the sale was approved by the Brazilian antitrust authority, and on August 3, 2021 Copel completed the divestment of Copel Telecom. The final restated transaction amount was R$2.5 billion, based on the SELIC rate as of August 3, 2021, and has already been transferred in full to Copel.

On November 30, 2021, we completed the acquisition of the Vilas Wind Power Complex (or “Vilas Complex”) with an enterprise value of R$1,1 billion. As the project is partially financed by Banco do Nordeste (“BNB”), under a long-term loan agreement with final maturity in 2040, the total amount paid by Copel in the acquisition was R$ 597.7 million.

Copel currently has four wholly-owned subsidiaries: Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. (Copel Mercado Livre) and Copel Serviços S.A.

Copel also holds 100% shareholding stake in several Special Purpose Companies (SPC).

The current organization of the group is as described as follows. All of our subsidiaries are incorporated in the Federative Republic of Brazil and subject to the Brazilian law.

ORGANIZATION CHART – EQUITY OWNERSHIP

AS OF DECEMBER 31, 2021

ESTADO DO PARANÁ
69.66% Voting
31.07% Total
BNDESPAR
12.44% Voting
23.96% Total
Stock Exchange Custody (Free Float)
16.13% Voting
44.17% Total
B3
12.02% Voting
36.22% Total
NYSE
4.09% Voting
7.88% Total
LATIBEX
0.02% Voting
0.07% Total
ELETROBRAS
1.45% Voting
0.56% Total
OTHER SHAREHOLDERS
0.31% Voting
0.23% Total
COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100.0%
(1) COPEL DISTRIBUIÇÃO S.A. 100.0%
(1) COPEL SERVIÇOS S.A. 100.0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100.0%
(1) F.D.A GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100.0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100.0%
(2) UEG ARAUCÁRIA S.A. 60.9% Copel GeT 20.3% Copel Holding
(3) FOZ DO CHOPIM ENERGÉTICA LTDA. 35.8%
(4) MATA DE SANTA GENEBRA TRANSMISSÃO S.A. 50.1%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49.0%
(4) MATRINCHÃ TRANSMISSORA DE ENERGIA (TP NORTE) S.A. 49.0%
(4) INTEGRAÇÃO MARANHENSE TRANS. DE ENERGIA S.A. 49.0%
(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) CANTAREIRA TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A. 24.5%
(5) UHE GOVERNADOR JAYME CANET JÚNIOR (MAUÁ) 51.0%
(5) UHE BAIXO IGUAÇU 30.0%
(1) NOVA EURUS IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA HELENA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) VENTOS DE SANTO URIEL S.A. 100.0%
(1) JANDAÍRA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SÃO BENTO ENERGIA 100.0%
GE OLHO D'ÁGUA S.A. 100.0%
GE BOA VISTA S.A. 100.0%
GE FAROL S.A. 100.0%
GE SÃO BENTO DO NORTE S.A. 100.0%
(1) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE III S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL III S.A. 100.0%
USINA DE ENERGIA EÓLICA CUTIA S.A. 100.0%
USINA DE ENERGIA EÓLICA GUAJIRU S.A. 100.0%
USINA DE ENERGIA EÓLICA JANGADA S.A. 100.0%
USINA DE ENERGIA EÓLICA MARIA HELENA S.A. 100.0%
USINA DE ENERGIA EÓLICA POTIGUAR S.A. 100.0%
USINA DE ENERGIA EÓLICA ESPERANÇA DO NORDESTE S.A. 100.0%
USINA DE ENERGIA EÓLICA PARAÍSO DOS VENTOS DO NORDESTE S.A. 100.0%
(1) BROWNFIELD INVESTMENT HOLDING LTDA. 100.0%
VENTOS DE SERRA DO MEL B S.A. 68.84% Copel GeT 31.16% Brownfield
EOL POTIGUAR E 141 SPE S.A. 100.0%
EOL POTIGUAR E 142 SPE S.A. 100.0%
EOL POTIGUAR E 143 SPE S.A. 100.0%
VILA PARAÍBA IV SPE S.A. 100.0%
EOL POTIGUAR B 61 SPE S.A. 99.99992% Copel GeT 0.00008% Brownfield
(2) ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A. 70.0%
(2) COMPANHIA PARANAENSE DE GÁS - COMPAGAS 51.0%
(3) CARBOCAMPEL S.A. 49.0%
(3) DONA FRANCISCA ENERGÉTICA S.A. 23.0%
(4) VOLTALIA SÃO MIGUEL DO GOSTOSO I PARTICIPAÇÕES S.A. 49.0%
(4) SOLAR PARANÁ GD PARTICIPAÇÕES S.A. 49.0%
PHARMA SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
(1) Wholly Owned Subsidiary
(2) Controlled
(3) Associates
(4) Joint Ventures
(5) Join Operation

BUSINESS

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are one of the primary channels by which our distribution business purchases energy to resell to Captive Customers and one of the channels by which our generation business generates revenues. Our generation business sells energy to our distribution business only through auctions in the regulated market. Moreover, our distribution business, like other certain Brazilian distribution companies, is also required to purchase energy from the hydroelectric facility of Itaipu, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

The following table shows the total electricity (i) we generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30.0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets), (ii) we purchased in the last three years, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and (iii) the total amount of electricity purchased by Copel Distribuição and Copel Comercialização (Copel Mercado Livre).

	Year ended December 31,
	2021	2020	2019
	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	14,587	10,115	17,199
Electricity purchased from Copel Comercialização	3,423	487	155
Electricity purchased from others	183	147	141
Electricity received from the Interconnected System	1,200	5,878	445
Total electricity generated and purchased by Copel Geração e Transmissão	19,393	16,627	17,940
Wind Farms(1) (3)
Electricity generated(2)	2459	2,116	1,909
Electricity purchased from others	110	29	61
Total electricity generated and purchased by Wind Farms	2569	2,145	1,970
Copel Distribuição
Electricity purchased from Itaipu(4)	5,435	5,498	5,533
Electricity purchased from Auction – CCEAR – affiliates	153	154	153
Electricity purchased from Auction – CCEAR – other	12,216	11,579	12,361
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	178	785	-
Electricity purchased from Spot Market – CCEE	-	536	23
Electricity purchased from others	7,355	7,571	8,092
Total electricity purchased by Copel Distribuição	25,337	26,123	26,162
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	13,119	7,275	5,125
Electricity purchased from others	10,062	5,077	3,330
Electricity purchased from Spot Market – CCEE	12	97	34
Total electricity purchased by Copel Comercialização	23,192	12,449	8,489
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	53,774	49,399	54,561

(1) In 2018, Copel adopted the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions. The energy amounts reflected in this table, including those with respect to past years, were calculated in accordance with the criteria adopted by the CCEE.

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

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last three years.

	Year ended December 31,
	2021	2020	2019
	(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	1,298	3,369	4,146
Electricity delivered to Bilateral Agreements (Copel Comercialização)	12,978	7,238	5,124
Electricity delivered to Bilateral Agreements	715	2,946	3,723
Electricity delivered under auction – CCEAR affiliates(2)	122	123	122
Electricity delivered under auction – CCEAR – other(2	2,215	2,221	2,215
Electricity delivered to Spot Market – CCEE(2)			483
Total electricity delivered by Copel Geração e Transmissão	17,328	15,897	15,814
Wind Farms(1) (3)
Electricity delivered under auction – CCEAR – affiliates	31	31	32
Electricity delivered to Bilateral Agreements	90	37	-
Electricity delivered under auction – CCEAR – other	1,289	1,292	1,285
Electricity delivered under auction – CER – other	915	918	914
Electricity delivered to Spot Market – CCEE(2)	29	9	0
Total electricity delivered by Wind Farms	2,354	2,887	2,231
Copel Distribuição
Electricity delivered to Captive Customers	19,312	19,180	19,784
Electricity delivered to distributors in the State of Paraná	86	76	164
CCEE(4)	3,157	3,787	3,153
Total electricity delivered by Copel Distribuição	22,555	23,043	23,11
Copel Comercialização
Electricity delivered to Free Customers	8,239	4,620	2,715
Electricity delivered to Bilateral Agreements (Copel GeT)	3,535	516	216
Electricity delivered to Bilateral Agreements	11,337	6,984	5,506
Electricity delivered to Spot Market – CCEE	81	330	52
Total electricity delivered by Copel Comercialização	23,192	12,450	8,489
Total	65,428	53,668	49,635

(1) In 2018, Copel adopted the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions. The energy amounts reflected in this table, including the amounts with respect to past years, were calculated in accordance with the criteria adopted by the CCEE.

(2) Amounts from the Spot Market indicated as less than zero (negative numbers) are not considered as electricity sold nor as electricity delivered in the MRE.

(3) Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.

(4) Includes the Spot Market, MCSD EN and MVE.

Generation

As of December 31, 2021, the total installed capacity of all of the generation assets in which we hold equity or the rights under concessions was 6,615 MW.

During the same period, considering only the entities which we operate (solely or under consortium), including 100% of the energy produced by those in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through twenty (20) hydroelectric plants, thirty (30) wind plants and one (1) Thermoelectric Plant, with a total installed capacity of 5,957 MW. Our assured energy totaled 2,671 average MW in 2021. Our generation varies yearly as a result of hydrological conditions and other factors. We generated, no discount for internal losses and basic grid, 17,606 GWh in 2021, 12,665 GWh in 2020, 19,812 GWh in 2019, 19,935 GWh in 2018 and 21,469 GWh in 2017.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

In 2021 ANEEL granted us the extension of concession of the following power plants to compensate for the assumption of non-hydrological risks (provided in the Energy Reallocation Mechanism or MRE adopted by the government under Law nº 14.052/2020):

Power Plant	Concession extension (days)
Apucaraninha	472
Capivari Cachoeira	2.555
Cavernoso	898
Cavernoso 2	1.742
Chamine	717
Colíder	13
Derivação Do Rio Jordão	949
Foz do Areia	461
Guaricana	705
Mauá	1.789
Salto Caxias	1.051
Sao Jorge	598
Segredo	1.045
Uhe Baixo Iguaçu	34
Fundão	1.110
Santa Clara	1.078
Dona Francisca*	1.485
Arturo Andreoli*	844
* Associates

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2021:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(Average MW)
Foz do Areia	1,676.0	603.3	1980	December, 2024
Segredo	1,260.0	578.5	1992	September, 2032
Salto Caxias	1,240.0	605.6	1999	March, 2033
Capivari Cachoeira(2)	260.0	109.0	1970	January, 2053
Mauá	185.2(3)	100.8	2012	May, 2047
Baixo Iguaçu	105.06(4)	51.2	2019	December, 2049
Colíder	300.0	178.1	2019	January, 2046
Others	132.5	77.1	N/A	N/A

(1) Values used to determine volumes committed for sale.

(2) On January 5, 2016, Copel Geração e Transmissão executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2053.

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

The concession of this plant, originally granted to Copel GeT under the terms of Concession Agreement No. 045/1999, would expire in May 2023. The concession term was later altered to December 21, 2024, as a result of the GSF reconciliations referring to the regulated market and to the Free Market. After that, Copel Get could request the renewal of the concession for another 30 years, either (i) through the amendment of certain concession terms and inclusion under the quota regime (Law No. 12,783/2013) or (ii) by means of the privatization of the concessionaire, through a bidding process for the sale of the concessionaire's shareholding control, within 12 months from the end of the concession term (Federal Decree No. 9,271/2018, amended by Federal Decree No. 10,893/2021.

Through an internal assessment, we concluded that the sale of the concessionaire’s shareholding control was more advantageous to us than the renewal upon inclusion in the quota regime. It was also more beneficial than the alternative of not expressing interest in the renewal at all, case in which the government would carry out a bidding process for a new concession and we would face the risk of loss of the concession at no additional consideration.

In this context, in 2020, Copel GeT transferred the concession and plant’s assets to a special purpose company, SPC F.D.A. Geração de Energia Elétrica S.A. (as approved by ANEEL Resolution No. 8,578/2020), and formally manifested the intention of selling the shares of SPC F.D.A. filed with the Ministry of Mines and Energy its manifestation of intention to obtain a new Concession grant, for 30 (thirty) years from its execution, associated with the sale of FDA control, pursuant to Decree No. 9,271/2018 (amended by Decree No. 10,893/2021). This statement contains the reservation that the execution of the privatization auction of SPC FDA will only occur after the Company has knowledge and assessment of the conditions involved in obtaining the grant, especially those related to the amounts and payment conditions of the concession grant bonus.

On February 4, 2021, the Ministry of Mines and Energy published Ordinance No. 516/2021, which establishes the assured energy of HPP Foz do Areia at 596.0 average MW to be in force for the new concession agreement to be granted. On March 8, 2022, the ANEEL approved the draft of the new concession agreement. Copel awaits the final regulatory definitions of the process for the sale of control of SPC FDA.

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

Our former concession agreement for the Capivari Cachoeira Plant expired on July 7, 2015. As a result of new auction in which we were the winning bidder, on January 5, 2016, Copel GeT executed a new concession agreement with ANEEL to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid R$574.8 million as signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019. In 2019 the AGR was adjusted to R$123,7 million for the period from July 2019 to June 2020. In 2020 the AGR was adjusted to R$127.9 million for the period from July 2020 to June 2021. In 2021, the AGR was adjusted to R$139.7 million for the period from July 2021 to July 2022 under the terms of ANEEL Resolution No. 2,902/2021.

The Capivari Cachoeira Plant has 260.0MW of installed capacity and assured energy of 957.5 GWh/year. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the Capivari Cachoeira Plant until January 5th, 2046. From this date until January 3rd, 2053, the power plant will operate entirely in the Free Market.

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

Bela Vista. The SHP Bela Vista has 29.8 MW of installed capacity and 16.6 average MW of assured energy and is under construction in the Chopim river, in the São João and Verê municipalities, located in the southwest of the State of Paraná. The energy sales agreement will be effective as of January 1, 2024, for a 30-year term and will be subject to an annual adjustment by the IPCA. The construction of this unit started in the first half of 2019 and the third power generation unit began operations on August 12, 2021, totalling 29.3 MW in commercial operation (corresponding to 98.3% of the plant’s total capacity). The remaining unit with complementary capacity of 0.5 MW is expected to be fully implemented in 2022. Copel anticipated the commercial operation of the project by almost two and a half years in relation to the beginning of the contracted supply term, thus allowing all the energy produced by SHP Bela Vista until December 2023 to be sold in the Free Market (“ACL”).

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2021:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession Expires
	(MW)	(Average MW)		(%)
Elejor Facility (Santa Clara, Santa Clara I, Fundão and Fundão I)	246.41	137.9	July, 2005 June, 2006	70.0	May and June 2040 December, 2032
Dona Francisca	125.0	75.9	February, 2001	23.0	September, 2037
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	October, 2001	35.8	August, 2032
UHE Baixo Iguaçu	350.2	172.4	April, 2019	30.0	November, 2049

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.41 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2021, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We had a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. This agreement was terminated, there was no renewal and Elejor is selling the energy in the Free Market. In 2021, Elejor’s net revenues and loss were R$171.3 million and R$54.4 million, respectively, while in 2020 its net revenues and losses were R$194.8 million and R$29.4 million, respectively.

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

In 2021, DFESA’s net revenues and net profits were R$66.8 million and R$37.2 million, respectively, while in 2020 its net revenues and net profits were R$70.3 million and R$42.0 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an Average Tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7.802/2019. In 2021, Foz do Chopim’s net revenues and net profits were R$60.9 million and R$46.4 million, respectively, while in 2020 its net revenues and net profits were R$55.7 million and R$26.9 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2021:

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	38.1
Boa Vista	14.0	5.2	February, 2015	April, 2046
Olho d'Água	30.0	12.8	February, 2015	May, 2046
São Bento do Norte	30.0	11.3	February, 2015	May, 2046
Farol	20.0	8.8	February, 2015	April, 2046
Palmas	2.5	0.4	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex (2)	183.6	89.4
Asa Branca I	27.0	12.1	August, 2015	April, 2046
Asa Branca II	27.0	11.9	September, 2015	May, 2046
Asa Branca III	27.0	12.3	September, 2015	May, 2046
Eurus IV	27.0	12.4	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
Voltália São Miguel do Gostoso I(3)	108.0	57.1
Carnaúbas	27.0	13.1	June, 2017	April, 2047
Reduto	27.0	14.4	June, 2017	April, 2047
Santo Cristo	27.0	15.3	June, 2017	April, 2047
São João	27.0	14.3	June, 2017	March, 2047
Cutia Empreendimentos Eólicos(4)	312.9	130.1
Dreen Cutia	23.1	9.6	December, 2018	January, 2042
Dreen Guajiru	21.0	8.3	December, 2018	January, 2042
Esperança do Nordeste	27.3	9.1	December, 2018	May, 2050
GE Jangada	27.3	10.3	December, 2018	January, 2042
GE Maria Helena	27.3	12.0	December, 2018	January, 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January, 2019	May, 2050
Potiguar	27.3	11.5	December, 2018	May, 2050
Bento Miguel
São Bento do Norte I	23.1	10.1	January, 2019	August, 2050
São Bento do Norte II	23.1	10.8	January, 2019	August, 2050
São Bento do Norte III	23.1	10.2	April, 2019	August, 2050
São Miguel I	21.0	9.3	February, 2019	August, 2050
São Miguel II	21.0	9.1	February, 2019	August, 2050
São Miguel III	21.0	9.2	February, 2019	August, 2050
Vilas Complex(4)	186.7	98.6
Vila Maranhão I	31.95	17.8	February, 2021	January, 2054
Vila Maranhão II	31.95	17.8	March, 2021	January, 2054
Vila Maranhão III	31.95	16.6	September, 2020	January, 2054
Vila Ceará I	31.95	17.8	December, 2020	January, 2054
Ventos de Vila Mato Grosso I	58.9	28.6	June, 2021	December, 2054

(1) Pursuant to Directive (Portaria) No. 360 of September 30, 2020, the projects that are part of the São Bento Energia wind complex had their assured energy altered as of January 1, 2021, as follows: Boa Vista (from 6.3 MW to 5.2MW), Olho d'Água (from 15.3 MW to 12.8MW), São Bento do Norte (from 14.6MW to 11.3MW) and Farol (from 10.1MW to 8.8MW).

(2) Pursuant to Directive (Portaria) No. 360 of September 30, 2020, certain the projects that are part of the Copel Brisa Potiguar wind complex had their assured energy altered as of January 1, 2021, as follows: Asa Branca I (from 14.2MW to 12.1MW), Asa Branca II (from 14.3 MW to 11.9MW), Asa Branca III (from 14.5MW to 12.3MW) and Eurus IV (from 14.7MW to 12.4MW).

(3) Copel has a 49.0% interest in Voltália São Miguel do Gostoso.

(4) In November 2021, Copel acquired the Operations of the Vilas Complex.

São Bento Energia. On February 25, 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and assured energy of 38.1 average MW. In August 2010, 43.7 average MW was sold to fifteen distribution concessionaires in ANEEL public auctions at a weighted average price of R$134.40/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. On September 15, 2015, Copel concluded the installation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and assured energy of 89.4 average MW. An assured energy of 57.7 average MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an assured energy of 40.7 average MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.98/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

Voltália São Miguel do Gostoso I. In June 2014, we negotiated with Voltalia Energia do Brasil Ltda. (Voltalia) the acquisition of a 49.0% interest in the São Miguel do Gostoso I Wind Farm Complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108.0 MW of installed capacity and assured energy of 57.1 average MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction of this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex began production in June 2017 after completion of the necessary transmission lines.

Cutia. Cutia Empreendimentos Eólicos, which is Copel’s largest wind farm business, is divided into two large complexes totaling 312.9 MW of installed capacity: (a) Cutia Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste), with a total installed capacity of 180.6 MW, 71.4 average MW of assured energy and located in the State of Rio Grande do Norte; and (b) Bento Miguel Complex, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with 132.3 MW of total installed capacity, 58.7 average MW of assured energy and located in the State of Rio Grande do Norte, in the same region of other wind farm complexes that belong to us. On October 31, 2014, at the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Complex for R$144.00/MWh (maximum auction price). In addition, at the 20th New Energy Auction (A-5), held on November 28, 2014, we sold 54.8 average MW from the six Bento Miguel wind farms for R$136.97/MWh, through Availability Agreements with a 20-year term.

Vilas Complex. In November 2021, Copel acquired 100% of the Vilas Complex, located in the state of Rio Grande do Norte, from Voltalia Energia do Brasil Ltda (“Voltalia”). The Vilas Complex has 186.7 MW of installed capacity and 98.6 average MWm of assured energy. The Vilas Complex sold 32.7 average MW at the 28th New Energy Auction at the price of R$93.00/MWh, with supply beginning in 2024, and 3.3 average MW at the 29th New Energy Auction at the price of R$79.92/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Vilas Complex is fully operational.

Thermoelectric Generation Facilities

The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2021:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(Average MW)		(%)
TPP Araucária	484.2	267.0(1)	September, 2002	81.2 (2)	December, 2029
TPP Figueira	20.0	10.3	April, 1963	100.0	March, 2019(3)

(1) The annual assured energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.

(2) Held 20.3% by Copel and 60.9% by Copel GeT.

(3) We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the Thermoelectric Plant for another 20 years, pursuant to the applicable law.

Araucária. We have an 81.2% interest in UEG Araucária Ltda., which owns the Araucária Thermoeletric Plant, a combined cycle natural gas thermoelectric plant, one of the most efficient in Brazil, with 484.2 MW of installed capacity, located in the state of Paraná.

UEG Araucária has a gas supply contract with Petróleo Brasileiro S.A - Petrobras, valid until December 31, 2022, which provides for the delivery of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and, therefore, may be dispatched at the discretion of ONS. Since UEG Araucária does not have any Energy Sale Contracts in force, the energy produced by the plant, when dispatched by the ONS, is paid out on the CCEE Spot Market.

Since March 8, 2020, as part of the exceptional measures adopted by the Electric Sector Monitoring Committee (“CMSE”) for the recovery of hydroelectric reservoirs in the southern region of the country, TPP Araucária may be dispatched by the ONS with energy priced based on the Unit Variable Cost - CVU, approved by ANEEL. During 2020 and 2021, MME Ordinances authorized, on an exceptional and temporary basis, the inclusion of fixed costs in the plant's CVU. Thus, TPP Araucária ended those years with its annual fixed costs duly remunerated.

UEG Araucária also signed an amendment to the Tranfer of Energy Credits agreement with Petrobras, with the same duration as the gas supply contract, which allows the plant to be activated at the request of the gas supplier, on a weekly basis. In this context, the energy produced is not priced by the CVU, but by the amount agreed between the parties, taking into account, among other factors, market opportunities and margins considered adequate for the operation of the plant to recover part of its fixed costs.

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

After the modernization, the plant will have the installed capacity of 20.0 MW with only one Generating Unit and the assured energy of 17.7 average MW, so that it is in compliance with Normative Resolution No. 801/2017, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW.

Expansion and Maintenance of Generating Capacity

We expect to spend R$237.3 million in 2022 to expand and maintain our generation capacity, including participation in new businesses, of which R$156.4 million will be invested in Jandaíra wind farm, R$27.9 million will be invested in hydroelectric plants and R$22.6 million will be invested in our wind farms. The remaining amount will be spent on small hydroelectric power plants and other projects.

Wind Farm Projects

The following table sets forth information regarding our wind farm projects, all of which currently refer to the Jandaíra wind farm (Complexo Eólico Jandaíra). In October 2019, Copel GeT and its subsidiary Cutia wind farm (Cutia Empreendimentos Eólicos) joined the Auction ANEEL A-6 for new energy generation and sold 14.4 average MW from the Jandaíra wind farm for R$98.00 MW/h. We expect to invest R$411.6 million in this new wind farm, which has an installed capacity equivalent to 90.1 MW and an assured energy of 46.9 average MW. The Jandaíra wind farm will be built in the state of Rio Grande do Norte, and as other wind farm assets of Copel are located in the same region, we believe that this project may benefit from operational synergies related to our projects that are already operating.

The amount of energy sold in October 2019 corresponds to 30% of the project’s assured energy. Pursuant to the power purchase agreement executed in connection with the above, such amount of energy shall be supplied as from January 1, 2025, this agreement will be in force for 20 years and prices will be adjusted pursuant to the IPCA index. Any additional energy generated by the Jandaíra wind farm will be negotiated in the Free Market.

Wind Farm	Installed capacity	Assured Energy	Budgeted completion cost	Beginning of commercial operation(1)	Our ownership	Concession expires
	(MW)	(Average MW)	(R$million)		(%)
Jandaíra	90.1	46.9	411.6	May, 2022	100.0	April 2055
Jandaíra I	10.4	5.6	-	-	100	April 2055
Jandaíra II	24.3	12.3	-	-	100	April 2055
Jandaíra III	27.7	14.8	-	-	100	April 2055
Jandaíra IV	27.7	14.2	-	-	100	April 2055

(1)	Commercial operation of each wind farm will begin as of April 2022, in a staggered manner. We expect supply of the regulated environment contracts to begin on January 1, 2025.

On November 30, 2021, the acquisition of the Vilas Complex was completed. Vilas Complex has 186.7 MW of installed capacity and is located in the municipality of Serra do Mel, Rio Grande do Norte:

Wind Farm	Installed capacity	Assured Energy	Budgeted completion cost	Beginning of commercial operation	Our ownership	Concession expires
	(MW)	(Average MW)	(R$million)		(%)
Vilas Complex	186.7	98.6	1049		100.0
Vila Maranhão I	31.95	17.8	-	Feb, 2021	100	Jan 2054
Vila Maranhão II	31.95	17.8	-	Mar, 2021	100	Jan 2054
Vila Maranhão III	31.95	16.8	-	Sep 2020	100	Jan 2054
Vila Ceará I	31.95	17.8	-	Dec, 2020	100	Jan 2054
Ventos de Vila Mato Grosso I	58.9	28.4	-	Jun, 2021	100	Dec 2054

Development Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind, solar photovoltaic and thermoelectric generation projects.

In 2021, we improved out governance in relation to the development of projects by introducing an Investment and Innovation Committee, as an advisory body to the Board of Directors, and approving our Investment Policy, which establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments.

The following table sets forth information regarding our proposed generation projects that are considered feasible under a technical, economic, social, environmental and land-related perspective pursuant to the above-mentioned studies.

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(Average MW)	(%)
HPP São Jerônimo	330.0	178.1	41.2
WPP Complexo Alto Oriente	62.4	29.9	100.0
HPP Salto Grande	49.0	25.3	100.0
SHP Salto Alemã	29.8	18.4	19.0
TOTAL	471.2	251.7	-
(1)	Does not include other proposed projects of Copel whose technical, economic, social, environmental and land-related feasibility is still under analysis.

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

As for the energy auctions planned for 2022 in Brazil, we intend to bid for concessions to construct and operate new hydroelectric and solar photovoltaic plants or wind farms in power auctions in the regulated market for new generation projects. We are studying the feasibility of our participation in the hydroelectric, wind farms and solar photovoltaic projects planned to be listed in the auctions of 2022 or sell the energy in the unregulated electricity market (Free Market). We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and SILEA Participações Ltda. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also conducting studies related to future government auctions for wind farms, solar photovoltaic and hydropower plants, small hydroelectric plants and thermoelectric power plants (gas) in which we may eventually participate.

Other renewable energy projects under study or development include the use of municipal solid waste in power generation and biometanoand thermosolar energy. For instance, since 2017, Copel has conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of this solar project is ready to advance to the next phase (implementation), subject to the opening of availability for connection with our transmission system.

We are also developing studies for the implementation / acquisition of projects related to Generation Distribution, Energy Efficiency Biomass, Biogas and Natural Gas. In addition to energy generation projects, investment opportunities in new energy transmission assets whose concession will be auctioned by the Brazilian government or existing assets that have synergy with our current portfolio are also being studied.

With regards to innovation, in 2021, we launched our Open Innovation program ("Copel Volt"). Copel Voltt adds a business component to our strategic vision with the goal to bring us closer to the startup ecosystem, upon the improval of internal processes and the development of new businesses and services. We are currently developing five prototype initiatives.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

33

	2021	2020	2019
Transmission lines (km):
230 kV and 500 kV	3,630.8	3,443.0	3,127.6
138 kV	7.2	7.2	7.2
Distribution lines (km):
230 kV(1)	-	-	-
138 kV	6,513.5	6,457	6,506.7
69 kV	755.4	755	755.6
34.5 kV	87,744.0	86,489	85,734.5
13.8 kV	109,943.8	108,384	106,955.7
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(2)	25,032.1	24,518.0	23,860.2
Generation (step up) substations	6,691.0	6,691.0	6,691.0
Distribution substations (34.5 kV)	1,624.5	1,594.2	1,545.8
Distribution transformers	14,621.8	14,180.8	13,800.9
Total energy losses(3) (4)	7.7%	7.8%	7.0%

(1) Due to improvements to registration and control systems used by Copel Distribuição to classify and register its transmission lines, lines were classified pursuant to its insulation voltage, and not according to its structure and isolate components. Consequently, all lines previously registered by Copel Distribuição were reclassified and there are no lines classified as 230 kV anymore.

(2) This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.

(3) Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic grid.

(4) We note that percentages measured until 2016 and reported in previous reports of the Company reflected the amounts of physical losses (Technical), commercial losses (Non-Technical) and losses on the basic grid (allocation of agreements on the gravity center of the submarket) of Copel Distribuição, as well as the losses related to the allocation of agreements of Copel GeT. Those percentages were calculated taking into account the total of power purchased and sale agreements entered into by both Copel Distribuição and Copel GeT. For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the Copel Distribuição´s grid. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the Brazilian government, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul and Furnas, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. Copel, like all other companies that own transmission facilities, is required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.

Currently, we carry out the operation and maintenance of 3,638 km of transmission lines, forty three (43) substations in the State of Paraná and two (2) substations in the State of São Paulo. In addition, we have partnerships with other companies to operate 5,978 km of transmission lines and eight (8) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation:

Subsidiary / SPC	Transmission Lines	TL Extension (km)[4]	Number of Substations	Concession Expiration Date	Our Ownership	APR ¹ (R$million)
COPEL GeT	Main Transmission Concession(1)	2,063	35	January, 2043	100.0%	459.4
COPEL GeT	TL Bateias - Jaguariaiva	138	-	August, 2031	100.0%	15.9
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	1.2
COPEL GeT	TL Foz - Cascavel Oeste	117	-	November, 2039	100.0%	13.8
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	6.0
COPEL GeT	TL Londrina – Figueira C2 Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	6.7
COPEL GeT	TL Assis – Paraguaçu Paulista C1 and C2 Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	10.5
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	11.1
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	11.2
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	23.3
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	37.5
COPEL GeT	TL Baixo Iguaçu – Realeza TL Baixo Iguaçu – Cascavel Oeste TL Curitiba Centro – Uberaba TL Curitiba Leste – Blumenau Medianeira Norte Substation Curitiba Centro Substation Andirá Leste Substation Baixo Iguaçu Substation	254	4	April, 2046	100%	133.3
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	122	-	March, 2035	100%	26.0
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	January, 2042	100%	14.8
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste Curitiba Leste Substation	29	1	May, 2042	100%	21.5
Subtotal Copel GeT		3,638	45			792.2
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May, 2042	49.0%(3)	12.8
Integração Maranhense	TL Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	19.3
Matrinchã	TL Paranaíta - Ribeirãozinho	2,033	4	May, 2042	49.0%(3)	115.4
Guaraciaba	TL Ribeirãozinho - Marimbondo	930	1	May, 2042	49.0%(3)	52.3
Paranaíba	TL Barreiras II - Pirapora II	967	-	May, 2043	24.5%(3)	38.3
Cantareira	TL Estreito – Fernão Dias	656	-	September, 2044	49.0%(3)	58.6
Mata de Santa Genebra	TL Araraquara II - - Itatiba TL Araraquara 2 - Fernão Dias– TL Bateias - Itatiba	885	1	May, 2044	50.1%(3)	131.3
Subtotal SPCs		5,978	8			427.9
Total		9,616	53			1,220.1

(1) Our main transmission concessions encompasses several transmission lines.

(2) In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras SA and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of shares issued by SPE Uirapuru Transmissora de Energia S.A. In June, 2019 Copel GeT took over the stake control of the company.

(3) Refers to the equity interest held by Copel Geração e Transmissão.

(4) Considers double circuits.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic partnership between Copel (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The construction schedule of the Mata de Santa Genebra project was affected by successive vandalism events, which resulted in the collapse of towers and theft of aluminum cables in transmission lines already installed and commissioned, in different sections of the project. On November 11, 2020, the LT 440 kV Fernão Dias / Taubaté, the last asset of the SPC Mata de Santa Genebra project, began its commercial operation. With the completion of these steps, the SPC Mata de Santa Genebra became fully operational. The project an APR of R$262.0 million, of which R$131.2 million are related to COPEL's stake.

In November 2015, Copel GeT won ANEEL’s public auction No. 005/2015 for the construction and operation of 188 km of transmission lines in the States of Paraná and Santa Catarina, and three (3) substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$133.3 million, the corresponding concession agreement was signed in April 2016, and the remaining facility which was still under construction, the transmission line Curitiba Leste - Blumenau, become operational in April 1, 2021. This facility has an APR of R$42.6 million, approved for 2021-2022 tariff adjustment cycle.

Distribution

Our distribution system consists of a widespread grid of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2021, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 4.9 million customers.

Our distribution grid includes 204,957 km of distribution lines, 54,124 distribution transformers and 235 distribution substations of 34.5 kV, 36 substations of 69 kV and 113 substations of 138 kV. During 2021, 90,756 new captive customers were connected to our grid, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have four (4) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 35,139MWh in 2021.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

On October 16, 2019 Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel”. The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$3.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids, 15,000 new automated power connections and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project.

Performance of the Distribution System

Total losses are commonly divided into a technical and non-technical component. Technical losses are inherent to the transportation of electricity and consist mainly of power dissipation in the line grid. Non-technical (or commercial) losses are caused by actions external to the power system (for instance, electricity theft). Since total losses are comprised of both technical and non-technical parcels, the latter is easily calculated as the difference between total losses and the estimated technical losses inherent to the system.

Total losses in our distribution system are segmented between (i) losses in the basic grid (tension equal to or greater than 230kV), which are external to our distribution grid and have a technical cause, and (ii) losses in the distribution grid (internal to our distribution grid), which are usually caused by both technical and non-technical reasons.

Losses in the basic grid are calculated monthly by the CCEE as the difference between the total generation and the energy effectively delivered to the distribution grids. The total losses from our distribution grid are calculated as the difference between the energy allocated to the system and the energy supplied to the customers.

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.2% of the total energy amount available in 2021, being (i) 1.5% related to losses in the basic grid, (ii) 5.8% of technical losses and (iii) 1.9% of non-technical losses.

ANEEL grants the transfer of all energy losses to the Final Customers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2022. But our simulation indicates that in the civil year, from January through December 2022, we will have all losses transferred to the Final Customers.

Furthermore, ANEEL requires distributors to observe certain standards for “energy supply continuity,” namely (i) duration of outages per customer per year or DEC – Duração Equivalente de Interrupção por Unidade Consumidora and (ii) frequency of outages per customer per year or FEC – Frequência Equivalente de Interrupção por Unidade Consumidora. Information regarding the duration and frequency of outages for our customers is set forth in the following chart for the years indicated.

Quality of supply indicator	2021	2020	2019	2018	2017
DEC – Duration of outages per customer per year (in hours)	7h13min	7h50min	09h07min	10h19min	10h28min
FEC – Frequency of outages per customer per year (number of outages)	4.83	5.61	6.02	6.22	6.83

We comply with the quality indicators defined by ANEEL for 2021, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 9 hours and 17 minutes of outages per customer per year, and a total of 6.84 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

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

Source	2021	2020	2019
Itaipu
Volume (GWh)	5,435	5,498	5,533
Cost (R$millions)	1,787.7	1,766.1	1,317.0
Average Tariff (R$/MWh)	328.81	321.23	238.00
Angra
Volume (GWh)	976	968	979
Cost (R$millions)	224.7	269.0	248.0
Average Tariff (R$/MWh)	230.23	277.89	253.00
CCGF
Volume (GWh)	5,916	6,136	6,274
Cost (R$millions)	686.3	673.0	642.0
Average Tariff (R$/MWh)	116.01	109.68	102.32
Auctions in the regulated market
Volume (GWh)(1)	12,369	11,733	12,515
Cost (R$millions)(2)	3,194.0	2,207.0	2,257.0
Average Tariff (R$/MWh)	258.24	188.08	180.34

(1) These numbers do not include assignments related to MCSD-EN and MVE.

(2) These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,435 GWh of electricity from Itaipu in 2021, which constituted 10.1% of our total available electricity in 2021 and 21.4% of Copel Distribuição’s total available electricity in 2021. Our purchases represented approximately 8.2% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been set for 2022 at US$24.73 per kW.

In 2021, we paid an Average Tariff of R$328.81/MWh for energy from Itaipu, compared to R$321.23/MWh in 2020. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. As a result, Copel Distribuição was legally required to purchase 976 GWh from Angra in 2021, 968 GWh in 2020 and 979 GWh in 2019.

Assured Energy Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”. Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 5,916 GWh in CCGF contracts in 2021, 6,136 GWh in 2020 and 6,274 GWh in 2019.

Auctions in the Regulated Market

In 2021, we purchased 12,369 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 48.8% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry”.

Sales to Captive Customers

During 2021, we supplied approximately 95.8% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 4.9 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2021, the total power consumption of our Captive Customers was 19,312 GWh, a 0.7% increase as compared to 19,180 GWh during 2020.

Categories of purchaser	2021	2020	2019
(GWh)
Industrial customers	2,275	2,314	2,648
Residential	8,068	7,910	7,499
Commercial	4,149	4,172	4,730
Rural	2,461	2,451	2,361
Other(1)	2,359	2,333	2,546
Total(2)	19,312	19,180	19,784

(1) Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.

(2) Total GWh does not include our energy losses.

Sales to Free Customers

We operate in the ACL through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2021, we had 1,380 Free Customers (of which 1,363 were customers of our energy trading company and 17 of Copel GeT), representing approximately 8.0% of our consolidated operating revenue and approximately 14.6% of the total quantity of electricity sold by us. During 2021, the total power consumption of our Free Customers was 9,537 GWh, a 19.4% increase as compared to 7,989 GWh during 2020.

Categories of purchaser	2021	2020	2019
(GWh)
Industrial customers	8,176	7,308	6,352
Commercial	1,360	680	508
Total	9,537	7,989	6,860

The following table sets forth the number of our Final Customers, considering both Captive and Free Customers, in each category as of December 31, 2021.

Category	Number of Final Customers
Industrial	71,651
Residential	4,038,454
Commercial	423,812
Rural	342,465
Other(1)	52,544
Total	4,928,926

(1) Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 10.0%and 17.9%, respectively, of our total revenues from energy sales to Final Customers of Captive Market during 2021. In 2021, 33.3% of our total revenues from energy sales were from to residential customers.

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

The following table sets forth the Average Tariffs for each category of Final Customer.

Tariffs	2021	2020	2019
	(R$/MWh)
Industrial	540.97	487.41	488.78
Residential	530.98	498.82	504.36
Commercial	629.62	574.57	574.41
Rural	589.41	489.57	466.9
Other customers	401.34	356.03	364.49
All Final Customers	592.17	537.81	534.32

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2021, we served approximately 388,874 low-income residential customers. For servicing these customers, in 2021 we received an approximately R$95.5 million compensation from the Brazilian government, which was approved by ANEEL.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Special Customers. A customer of our distribution business that consumes at least 500 kW (a “Special Customer”) may choose its energy supplier if that supplier derives its energy from alternative sources, such as small hydroelectric plants, wind plants or biomass plants. A Special Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution grid and to pay our distribution tariff. However, as an incentive for Special Customers to purchase from alternative sources, we are required to reduce the tariff paid by Special Customers by 50%. This discount is subsidized by the Brazilian government, and therefore does not impact the revenues of our distribution business.

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission grid it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve (12) transmission concession contracts in operation. Not all of the transmission concession contracts employ the same revenue model, 2.2% of our transmission revenues are updated on an annual basis by the IGP-M and the other 97.8% are subject to the tariff review process.

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

In relation to our main concession agreement, on April 22, 2016, Ordinance No. 120/2016 of the Ministry of Mines and Energy determined that the amounts ratified by ANEEL related to the non-depreciated transmission assets existing on May 31, 2000 (Basic Grid Existing System “RBSE”) should be incorporated to the Regulatory Remuneration Base, and that their cost of capital should be added to APR. The Ordinance also determined that the cost of capital would be composed of compensation and depreciation installments, plus related taxes, and recognized as of the 2017 tariff revision process, with adjustments and revisions in accordance with contractual conditions.

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

In June 2018, ANEEL approved the APR for the 2018/2019 cycle, considering (i) an adjustment of relevant amounts by the IGP-M and IPCA indexes, and (ii) the expansion of our transmission system with upgrades and revenues from other works classified as improvement measures.

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

The APR of concession No. 075/2001 was reduced by approximately 30.5%, as a result of a 50% reduction of the APR starting at the 16th anniversary of commercial operation, which occurred during the 2018/2019 cycle. Two of our concession agreements (022/2012 and 002/2013) were subject to a periodic review, which resulted in a lower APR in connection with increasing revenues related to upgrade works.

In June 2019, ANEEL approved the APR for the 2019/2020 cycle, considering (i) an adjustment of relevant amounts by the IGP-M and IPCA indexes, and (ii) the expansion of our transmission system with upgrade works and revenues from other works classified as improvement measures.

In 2020, in the scope of the tariff review process for the contracts extended under Law No. 12,783/2013, holders of assets belonging to RBSE had their review ratified in June 2020 despite originally being scheduled for 2018, due to a two-year delay and the retroactive effects of REN 880/2020 on the 2018 tariff year. For Copel, this process was ratified through Homologation Resolution No. 2,715/2020 for concession agreement No. 060/2001, granted to Copel GeT. During review process, ANEEL decided that starting on the 2020/2021 cycle, the renumeration portion of the RBSE would be calculated by the cost of equity (“KE”) as provided for in Ordinance MME No. 120/2016. The value not received during the three previous cycles (2017-2020) will be incorporated into the next three cycles (2020-2023) by the means of an Adjustment Installment (Parcela de Ajuste).

In view of the strong tariff impact of the increased risk of default in the electricity sector caused by the COVID-19 pandemic, on April 22, 2021, ANEEL changed the timeline for the payment of the financial component of the RBSE/RPC for 8 years and gradually for all the transmission concession agreements renewed under the terms of Law No. 12,783/2013. The new rule was approved by Resolution No. 2,847, of 04.22.2021, which changed the result of the periodic review of the APR, ratified in 2020, associated with Concession Agreement No. 060/2001.

Additionally, by means of Homologation Resolution No. 2,725/2020, ANEEL established the adjustment of APRs for electric energy transmission assets for the 2020-2021 cycle, effective from July 1, 2020 until June 30, 2021. According to the aforementioned resolution, Copel GeT’s transmission asset APRs for the 2020-2021 cycle were R$811.8 million. Considering the homologated APRs for the Special Purpose Companies (Sociedades de Propósito Específicos) in which Copel GeT has equity ownership, the total consolidated value for Copel GeT is R$1,199.8 million.

On July 13, 2021, ANEEL readjusted the APRs for electric energy transmission assets for the cycle from July 1, 2021 to June 30, 2022 through Resolutions 2,895/2021 and 2,959/2021. Copel GeT’s transmission assets APR was set at R$792.2 of assets in operation. Considering the APRs approved for the Specific Purpose Vehicles 100% owened by Copel Geração e Transmissão, the total consolidated amount reached R$1,220.1 million.

The table below shows our APR (R$million) for the last three cycles of transmission lines over which we hold a 100% ownership:

Contract	Transmission Line / Substation	Jul. 2021 Jun.2022	Jul. 2020 Jun. 2021	Jul. 2019 Jun. 2020
		APR (R$million)
060/2001	Main Transmission Concession(1)	459.4	505.4	469.5
075/2001	Bateias – Jaguariaiva	15.9	11.6	10.9
006/2008	Bateias – Pilarzinho	1.2	1.1	1.1
027/2009	Foz do Iguaçu - Cascavel Oeste	13.8	12.7	12.5
015/2010	Cerquilho III	6.0	5.2	5.1
022/2012	Foz do Chopim – Salto Osório Londrina – Figueira C2	6.7	6.2	6.1
002/2013	Assis — Paraguaçu Paulista II C1 and C2 SE Paraguaçu Paulista II	10.5	9.7	8.2
005/2014	Bateias - Curitiba Norte SE Curitiba Norte	11.1	10.2	9.9
021/2014	Foz do Chopim - Realeza(2)	11.2	8.0	7.8
022/2014	Assis – Londrina(3)	23.3	20.8	20.4
010/2010	Araraquara 2 – Taubaté(4)	37.5	32.0	31.4
006/2016	TL Baixo Iguaçu - Realeza; TL Baixo Iguaçu - Cascavel Oeste; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; SE Baixo Iguaçu; Demais Seccionamentos	133.3	119.1	79.0
002/2005	Uirapuru(5)	26.0	37.1	34.8
001/2012	Costa Oeste(6)	14.8	12.8	12.5
008/2012	Marumbi(6)	21.5	19.9	19.5
Total		792.2	811.8	728.7

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

(5) In June 2019, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

(6) In August 2018, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

Other Businesses

Gas

Gas Distribution

Compagas entered into a concession agreement with the State of Paraná which expires on July 6, 2024. The scope of this concession is to provide piped gas distribution services and other related activities to all segments of the consumer market, either as a raw material, or for the purposes of power generation or other uses made possible by technological advances.

The gas concession agreement provides that part of the investments made by Compagas were to be recovered through the collection of tariffs paid by the end users of the public service and the remaining part should be indemnified by the granting authority, the State of Paraná, at the end of the concession.

On July 23, 2021, the State of Paraná submitted to public consultation a proposal to extend Compagás' concession for thirty years as of July 7, 2024. The proposed extension includes the execution of a new concession contract, which would change the tariff structure of the concession from a tariff based on production cost to a tariff defined based on a price cap. The methodology to calculate the tariffs under the new contract will be determined by the State Regulatory Agency for Public Services AGEPAR.

On February 22, 2022, a public hearing was held in order to make the State Plan and concession extension proposal public and collect input from the private sector (as provided under Complementary Law No. 205/2017). The collected comments and input are now under analysis of the State Secretary for Planning and Projects (Secretaria do Planejamento e Projetos Estruturantes do Estado do Paraná).

If the extension of the concession does not occur, even if Compagas is entitled to compensation for the investments made in the last 10 years prior to the end of the concession, the financial condition and results of operations of our controlled company may be adversely affected. For more information see Note 2.1.1 to our audited consolidated financial statements.

Additionally, a federal law of April 8, 2021 (Law No. 14,134/2021, later regulated by Federal Decree No. 10,712/2021) established a new milestone for the gas producing sector in Brazil. The purpose is to increase competition in the Natural Gas and Biofuels market, attracting new investors, consequently reducing production costs and the final price of gas for the consumer.

Compagas covered 852 kilometers in 2021, an increase of 1.2% compared to 842 kilometers covered in 2020. Compagas’s net revenues were R$738.05 million, an increase of 40.7%, compared to 2020 (R$524.23 million), and its net income was R$125.65 million, an increase of 110.7% compared to 2020. Compagas’ customers include industries, gas stations, other businesses, residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 3.4%, to 51,000 customers in 2021 from 49,335 in 2020. Compagas registered an increase of 1.3% in the average daily volume of natural gas distributed to Final Customers, to 893,203 cubic meters per day in 2021 compared to 881,745 cubic meters per day in 2020 (not including the volume of gas supplied to Araucária Thermoelectric Plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP. The volume of natural gas supplied from Petrobras and distributed by Compagas to Araucária TPP, was 1,212,597 cubic meters per day in 2021, compared to 676,113 cubic meters per day in 2020.

As of December 31, 2021, we held a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Petrobras, through its subsidiary Gaspetro, and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

Gas Exploration

In the 12th bidding round of National Petroleum Agency (Agência Nacional do Petróleo “ANP”), held at the end of 2013, the consortium formed by us (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%), the latter acting as operating company, won the right to explore, research, develop and produce natural gas in four blocks located in the central southern region of the State of Paraná, in a 11,327 km² area. The minimum investment in the first phase of the research is approximately R$78.1 million for a 4-year term. We and our partners have signed the concession contracts for 2 blocks in May 2014. However, because of a public civil action the first phase of exploration for these two blocks was halted and the signing of the other two concession contracts was prohibited. On June 7th, 2017, a court decision held that all the bidding round and the agreements related thereto should be deemed null and void. Moreover, the Government of the State of Paraná enacted Law No. 19,878 (July 3, 2019), forbidding the exploration of shale gas through the drilling/fracking method.

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses, reimbursement of all costs incurred in connection with guarantees and release of such guarantees for the four blocks. Even though this request was submitted to ANP on September 6th, 2017, it is still under analysis. All the activities for the four blocks were interrupted due to the suspension of the effects of the12th bidding round of ANP because of an injunction granted in connection with the above mentioned public civil action, which awaits a decision from the Federal Court of Appeals of the 4th Region. For this reason, in October 2018, the consortium approved the establishment of an institutional arbitration procedure with the ANP for the two blocks whose concession contracts were signed, asking for the refund of the contributions made. Arbitral proceedings are ongoing. In relation to the other two blocks, there is an administrative process in which the consortium requests the reimbursement of bonuses and other costs.

Gas Natural Power Plants

On January 14, 2020, Copel and Shell Brasil Petróleo formed the "Copel Energia a Gás Natural" Consortium with the objective of developing feasibility studies for natural gas power plants in the state of Paraná. The consortium hired consultantsto provide specialized technical services to carry out studies to identify the best location for the implementation of natural gas thermoelectric projects in the State. The studies have been completed and the consortium is planning the next project’s activities.

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

Generation Concessions

Of the nineteen (19) hydroelectric plants we operated in 2021, fourteen (14) were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five (5) were operated in accordance with the 2013 Concession Renewal Law (Capivari Cachoeira HPP, Chopim I HPP, Marumbi HPP, Baixo Iguaçu HPP and Colíder HPP). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by the Company in 2013 (exception made only to Rio dos Patos HPP) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law.

However, at the time the 2013 Concession Renewal Law was enacted, the Company elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. Please see below for further information on each of these concessions.

Foz do Areia HPP. Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law for the Foz do Areia HPP (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the Foz do Areia HPP for another 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (F.D.A) on March 3, 2020, and, on the same date, requested a new concession from the Ministry of Mines and Energy pursuant to Federal Decree no. 9,271/2018 (as amended by Federal Decree No. 10,135/2019 and Federal Decree No. 10,893/2021), which conditions that, to obtain a new concession, the sale of the concession's corporate control (F.D.A) must occur. On the same date, F.D.A. signed with ANEEL the Concession Contract that transfers the concession of the HPP Foz do Areia from Copel GeT to the F.D.A., for the exploration of the plant until the end of the current concession, on December 21, 2024.

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

Chopin I HPP. As the installed capacity of Chopin I HPP also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in favor of the Company, valid for an indefinite term. In addition, pursuant to the same statute, we may notify the granting authority of its intention to extend: (i) in 2024, the concession of Apucaraninha HPP; and (ii) in 2025, the concessions of Guaricana and Chaminé HPPs. In the event we do not request the extension of these concessions, they will be subject to new bidding processes conducted by the granting authority.

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

In accordance with the 2013 Concession Renewal Law, Copel could have flagged to the granting authority by 2019 its intention to renew the concession of HPP São Jorge. However, Copel elected not to renew such concession and, consequently, it will be able to operate such HPP until July 2026 and request the conversion of this operating regime into a registration regime, as the installed capacity does not exceed 5,000 kW.

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

In 2021, the government issued new legislation that changed the calculation method applied by CCEE for the financial compensation to plants participating in the MRE. For our plants 16 plants that adhered to the method, the compensation amount was R$1,570.5 million. ANEEL extended the terms of our grantings that adhered to new method to a total of 15,217 days (Resolutions No. 2919 and No. 2932).

The following tables sets forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date(5)
Foz do Areia (1)	May, 1973	May, 2003	January, 2001	December, 2024
Apucaraninha	October, 1975	October, 2005	April, 2003	January, 2027
Guaricana	August, 1976	August, 2006	August, 2005	July, 2028
Chaminé	August, 1976	August, 2006	August, 2005	August, 2028
Segredo	November, 1979	November, 2009	September, 2009	September, 2032
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	June, 2032
Salto Caxias	May, 1980	May, 2010	September, 2009	March, 2033
Mauá (2)	June, 2007	July, 2042	Not extendable	May, 2047
Colíder	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	December, 2050
Baixo Iguaçu(3)	August, 2012	August, 2047	Not extendable	December, 2049
SHP Bela Vista (4)	May, 2007	January, 2041	Extendable	January, 2041

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

(4) The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the ANEEL’s Authorizing Resolution no. 7.802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. This power plant is still under construction.

(5) Tems in this collum consider the extended term of the grantings.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Nova Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D'Água	June, 2011	June, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050
Jandaíra I(2)	April, 2020	April, 2055
Jandaíra II(2)	April, 2020	April, 2055
Jandaíra III(2)	April, 2020	April, 2055
Jandaíra IV(2)	April, 2020	April, 2055
Vila Maranhão I(3)	January, 2019	January, 2054
Vila Maranhão II(3)	January, 2019	January, 2054
Vila Maranhão III(3)	January, 2019	January, 2054
Vila Ceará I(3)	January, 2019	January, 2054
Ventos de Vila Mato Grosso I(3)	December, 2019	December, 2054

(1) Wind plants located at Copel’s Cutia wind farm complex.

(2) The consortium formed by Copel GeT and Cutia Empreendimentos Eólicos S.A., won ANEEL Auction no. 004/2019 for Jandaíra Wind Complex (I, II, III and IV).

(3) Vilas Complex, located in the State of Rio Grande do Norte, which we acquired in November 2021.

The following table sets forth information relating to the terms of our generation hydroelectric plant, whose concession agreement has been executed under the terms and conditions of the 2013 Concession Renewal Law:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Capivari Cachoeira (Gov Parigot de Souza)	January, 2016	January, 2046	Not subject to extension	January, 2053

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants(1)	Initial concession date	Concession expiration date	Final expiration date
Chopim I	March, 1964	July, 2015	Indefinitely
São Jorge	December, 1974	July, 2026	-
Cavernoso	January, 1981	June, 2033	-
Melissa	May, 2002	Indefinitely	-
Pitangui	May, 2002	Indefinitely	-
Salto do Vau	May, 2002	Indefinitely	-
Marumbi	March, 1956	May, 2018	Indefinitely

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

We also have ownership interests in eleven (11) other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2021.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	July, 1979	September, 2037	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	April, 2041	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	June, 2040	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
TPP Araucária	UEG Araucária Ltda.	December, 1999	December, 2029	Possible
HPP Arturo Andreoli	Foz do Chopim Energética	April, 2000	August,2032	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Reduto	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Santo Cristo	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP São João	São Miguel do Gostoso I	March, 2012	March, 2047	Not possible

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 62.2% of our transmission revenues in 2021 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in January 2043.

In addition, in 2021, an aggregate of 37.8% of our transmission revenues derived from eleven (11) other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest), including the concession contracts for transmission lines and substations both in operation or under construction:

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July, 2001	July, 2015	Extended	January, 2043
Bateias – Jaguariaíva	August, 2001	August, 2031	Possible	August, 2061
Bateias – Pilarzinho	March, 2008	March, 2038	Possible	March, 2068
Foz do Iguaçu – Cascavel Oeste	November, 2009	November, 2039	Possible	November, 2069
Substation Cerquilho III	October, 2010	October, 2040	Possible	October, 2070
Araraquara 2 – Taubaté	October, 2010	October, 2040	Possible	October, 2070
Foz do Chopim - Salto Osorio	August, 2012	August, 2042	Possible	August, 2072
Assis – Paraguaçu Paulista II	February, 2013	February, 2043	Possible	February, 2073
Bateias – Curitiba Norte	January, 2014	January, 2044	Possible	January, 2074
Realeza Sul – Foz do Chopim	September, 2014	September, 2044	Possible	September, 2074
Assis - Londrina	September, 2014	September, 2044	Possible	September, 2074
Curitiba Leste – Blumenau	April, 2016	April, 2046	Possible	April, 2076

We have ownership interests in ten (10) other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2021:

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

Distribution Concessions

We originally operated our distribution business pursuant to a concession contract that was signed on June 24, 1999 (retroactive to July 7, 1995) and was set to expire on July 7, 2015. Under the 2013 Concession Renewal Law, we had the right to renew this concession for an additional 30-year period by accepting an amendment to the concession contract. In 2013, after a careful evaluation of the conditions imposed by the Brazilian government for the extension of our distribution concession, we decided to request the renewal of this contract and our renewal request was approved by the MME on November 11, 2015. On December 9, 2015, we executed the fifth amendment to the public Electricity Distribution Service Concession Agreement No. 46/1999 of Copel Distribuição S.A.

This amendment imposes efficiency conditions to Copel Distribuição that are measured through two different metrics: quality of the service and economic-financial sustainability of the company. Failure to comply with either of these metrics (i) for two consecutive years within the first four years of this renewed concession or (ii) in the fifth year of this concession, may, in each case, result in the termination of our distribution concession.

On November 17, 2020, ANEEL detailed the performance and efficiency indicators applicable to the electricity distribution services starting in 2021 with respect to no-interruption in supply and economic-financial management (pursuant to Resolutions 896/2020 and 948/2021). ANEEL also changed the parameters for the calculation of some variables of the Economic-Financial Management indicator.

The economic-financial management indicator is breached when the cash flow generation, after deduction of the Regulatory Reintegration Quota (cota de reintegração regulatória) is below 111% of SELIC, which it is considered insufficient to comply with debt interest, or when the EBITDA is lower than the Regulatory Reintegration Quota or Regulatory Depreciation Expense (“QRR’). Non-compliance for one year obliges the concessionaire to limit the payment of dividends and interest on equity capital and prohibits new legal action and business deals between the concessionaire and its related parties. Non-compliance for two consecutive years allows ANEEL to terminate the concession.

The breach of indicators of no-interruption in supply for one year imposes the obligation to create a plan to improve results. Non-compliance for two consecutive years or three years within a five-year period, may lead to limitation on the distribution of dividends, and for a consecutive period of three years, may result in the termination of the concession.

Performance evaluation occurs at the end of each calendar year, when the results are disclosed in Regulatory Accounting Statements (Demonstrações Contábeis Regulatórias – DCR).

The table below presents the economic and financial and quality indicators established for the last six (6) years.

	Economic and Financial Indicators	Quality Indicators (1)		Quality Performed
Year	Indicator	DECi(2)	FECi(2)	DECi(2)	FECi(2)
2016	N/A	13.61	9.24	10.80	7.14
2017	EBITDA(3) ≥ 0	12.54	8.74	10.41	6.79
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24	10.29	6.20
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74	9.10	6.00
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6) 1/(1.11*SELIC(6))	9.83	7.24	7.81	5.55
2021	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7)	9.29	6.84	7.20	4.76
2022	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7)	9.19	6.80	-	-

(1) According to ANEEL’s Technical Note No. 0335/2015.

(2) DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).

(3) Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.

(4) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. Untill 2020, this value corresponds to the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement. As of 2021, it reflects the defined value in the last periodic tariff review and updated by the Regulatory B Parcel, is calculated pro rata.

(5) As calculated according to ANEEL regulations.

(6) Selic base rate: limited to 12.87% per year.

(7) Limited to 9,009 % per year if it exceeds this percentage, and to 6,006 % if it fall under said percentage.

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

Furthermore, under certain circumstances, Free Customers may be entitled to connect directly to the Interconnected Transmission System rather than our distribution grid. Unlike a Free Customer’s choice of another energy supplier, in which case that customer must still use our distribution grid and thus pay us the appropriate tariff, our distribution business ceases to collect tariffs from a customer that connects directly to the Interconnected Transmission System. The migration of customers from the distribution grid to the transmission grid therefore results in the loss of revenues for our distribution business.

Distribution and transmission companies are required to permit the use of their lines and ancillary facilities for the distribution and transmission of electricity by other parties upon payment of a tariff.

Free Customers are limited to, as from January 1, 2022, with demand of at least 1.0 MW at any voltage; and, after January 1, 2023, with demand of at least 500 kW at any voltage.

Special customers are costumers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2021, we had 1,380 Free Customers (of which of 1,363 were customers of our energy trading company and 17 of Copel GeT), representing approximately 8.0% of our consolidated operating revenue and approximately 14.6% of the total quantity of electricity sold by us.

Copel GeT has 17 Free Costumers as of December 31, 2021. Approximately 99.99% of the megawatts-hours sold under contracts to such customers by Copel GeT expired in 2021. These customers represented approximately 2.0% of the total volume of electricity we sold in 2021, and approximately 0.9% of our consolidated operating revenues.

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

On June 2021, a study was published by the Empresa de Pesquisa Energética - EPE) projecting a 30 GW growth on Generation Distribution in the next 10 years. Generation Distribution refers to the generation of eletricity close to or within the consumer site, and can involve any power, technology or energy source. In early 2022, the government adopted a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022), which esblished diferent categories of energy distribution, the creation of the Electric Energy Compensation System (Sistema de Compensação de Energia Elétrica - SCEE) and the Social Renewable Energy Program (Programa de Energia Renovável Social - PERS). The expansion ofGeneration Distribution services can adversely affect the demand of electricity and therefore impact the eletricity sector and the distribution concessionaires as a whole in the long-term.

ENVIRONMENT

Our construction and operation activities for the generation, transmission and distribution of electric energy and distribution of natural gas are subject to federal, state and municipal environmental regulations.

All of our activities follow Copel’s Sustainability and Environmental Policies, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. Also, our activities follow our Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change. Following the implementation of our Climate Change Policy, we annually disclose our greenhouse gas inventory.

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

We have been working to improve our environmental and governance practices, and to integrate sustainability into our business through a comprehensive approach based on systemic planning and execution, prioritizing the management of risks and impacts and establishing a positive social, economic and environmental legacy in the locations where we operate. We are also working to add value to our businesses by engaging with sustainable companies, which we believe to be better prepared to manage economic, social and environmental risks.

In 2020, we launched our Human Rights Policy, to establish a clear guide for employees and other stakeholders on how we should act. We also promote the social inclusion of immigrants by translating information into refugee languages, such as Spanish and Haitian Creole. In the environmental sphere, in 2021 we approved the Environmental Policy and replaced risk areas with green and productive areas by enabling community gardens under the company's transmission lines in the Cultivar Energia Program. For the 16th time we were mentioned in the Corporate Sustainability Index - ISE B3, and we once again were pre-selected by the Dow Jones Sustainability Index.

We work hard so that our operations are aligned with a low carbon economy. Our shares became part of B3's Carbon Efficient Index (ICO2) portfolio, demonstrating our commitment to the transparency of our emissions. We made progress in Climate Change Management, where we hold Concept B of the CDP (Carbon Disclosure Program), one of the main initiatives in the financial sector that aims to reduce companies' greenhouse gas emissions. Our Board of Directors also approved the Carbon Neutrality Plan, comprising initiatives aiming at neutralizing our emissions by 2030.

In 2021, we approved new bylaws, under which we created the Sustainable Development Committee, with the objective of keeping Copel among the companies with the best governance practices and actions on ESG and guiding the company's sustainability strategy. We also implemented initiatives under the scope of the Carbon Neutrality Plan.

We adopt best market practices to guide and evaluate our performance and compare practices with global and local references: B3 Corporate Sustainability Index - ISE, Ethos Indicators for Sustainable and Responsible Business Models, and other evaluations and classifications related to ESG (Environmental, Social and Governance) matters.

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

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation facilities described in “Business”. Of the net book value of our total property, plant and equipment as of December 31, 2021 (including construction in progress), generation facilities represented 58.3%, wind farms represented 36.1%, Elejor represented 3.5%, and Araucária Thermoelectric Plant represented 2.1%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2021, we estimated our liability related to the settlement of such disputes to be approximately R$125.0 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

In April 2021, according to Ordinance No. 40/2022, MME approved the Decennial Energy Plan - PDE 2031, which projects that the installed capacity of electricity generation in Brazil will be 945 TWh in 2031. It is projected in the 2022 PDE that 83% of this total will be renewable (53% is projected to be hydroelectric, 15% self-production and distributed generation, 14% wind and solar generation, 8% will be thermoelectric and 10% other generation sources).

As of 2021, approximately 28% of the installed power generating capacity of Brazil is currently owned by Eletrobras (including its wholly-owned subsidiary Eletronuclear and its 50% participation interest in Itaipu). Through its subsidiaries, Eletrobras is also responsible for approximately 45% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

National Electric System Operator – ONS

The ONS is a non-profit private entity comprised of electric utilities engaged in the generation, transmission and distribution of electric energy, in addition to other private participants such as importers, exporters and Free Customers. The primary role of the ONS is to coordinate and regulate the generation and transmission operations in the Interconnected Transmission System, subject to the ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include, among others, operational planning for the generation industry, organizing the use of the domestic Interconnected Transmission System and international interconnections, ensuring that industry participants have access to the transmission grid in a non-discriminatory manner, assisting in the expansion of the electric energy system, proposing plans to the MME for extensions of the Interconnected Transmission System, and formulating regulations regarding the operation of the transmission system for ANEEL’s approval.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•	In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.
•	In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of National Bank for Economic and Social Development, or Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.

•	In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•	In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
o	Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
o	Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•	In 2004, Decree No. 5,163 was enacted to governor the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to Final Customers. Among other matters, this decree:
o	provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
o	requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
o	provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.
o	requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

•	In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577, dated as of August 29, 2012 (converted into Law No. 12,767 dated as of December 27, 2012); and (ii) Provisional Measure No. 579, dated September 11, 2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “—Concessions”.
•	In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “—Concessions—2013 Concession Renewal Law.”
•	In 2015, the Brazilian government enacted Provisional Measure No. 688, dated as of August 18, 2015, converted into Federal Law No. 13,203, dated as of December 8, 2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective assured energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total assured energy.
•	In 2016, the Brazilian government enacted Provisional Measure No. 735, dated as of June 22, 2016, converted into Federal Law No. 13,360, dated as of November 17, 2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the Free Market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.
•	In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector”. This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.

•	In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•	In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession) This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession.
•	During 2018, the Brazilian government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•	In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using Thermoelectric Plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.
•	In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by consumers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for consumers with electric load below 500 kW.
•	In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo - DESSEM), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – SIN), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, Thermoelectric Plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.
•	In September 2020, Law No. 14,052 (the “GSF Law”) was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years. The resolution was amended by Normative Resolution No. 945/2021, changing the compensation methodology for plants that renegotiated the hydrological risk under Normative Resolution No. 684/2015. ANEEL later approved the deadlines for the extension of the grant of the plants participating in the MRE through Homologatory Resolutions No. 2,919/2021 and No. 2,932/2021. Those interested in adhering to new mechanism must withdraw from lawsuits related to the mitigation of hydrological risks of the MRE and execute a term of acceptance of such conditions.

•	In December 2020, through Normative Resolution No. 905/2020, ANEEL consolidated the rules for Electric Energy Transmission Services in the National Electric System, effective January 1, 2021.
•	In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, per the implementation schedule defined by MME Directive 301/2019.
•	Additionally, 2020 and 2021 were atypical years due to the COVID-19 pandemic, which required the introduction of various legal and regulatory measures, as highlighted below:
o	In March 2020, Decree No. 6 officially declared a state of emergency in Brazil, effective until December 31, 2020. On the same date, Decree no. 10,282 was released (complemented by Decree No. 10,288/2020), which regulated Law No. 13,979/2020 and dealt with the new COVID-19 measures, including directives regarding the operation of public services and essential activities, specifically the electricity sector and electricity generation, transmission and distribution. By means of Decree No. 117/2020, the MME also established a Crisis Committee within the Ministry’s scope to articulate, coordinate, monitor, guide and supervise the measures and actions taken against COVID-19 for the duration of the public health crisis. In line with the guidelines established by this decree, ANEEL issued Decree No. 6,335/2020, the Office of Monitoring the Electrical Situation (Gabinete de Monitoramento da Situação Elétrica), with the objective of identifying the effects of the COVID-19 pandemic on the electrical energy market and monitoring the economic-financial situation in relation to supply and demand, as well as coordinating studies of proposals to preserve equilibrium between different entities within the sector.
o	In March 2020, to ensure the continuity of electricity distribution services, ANEEL issued Normative Resolution No. 878/2020, solidifying the Agency's first measures in order to guarantee the supply of electricity to certain consumer units that have lost the ability to remain compliant as a result of the COVID-19 pandemic. This especially concerns consumer units related to the supply of energy to services and activities considered essential, as defined by Federal Decrees No. 10,282/2020 and No. 10,288/2020.
o	On April 8, 2020, the Brazilian government issued Provisional Measure No. 950, which specified temporary emergency measures for the electricity sector to cope with the state of emergency by establishing an exemption in energy tariffs funded by the CDE for low-income consumers for up to 220 kWh/month, for the period of April 1 to June 30, 2020. For this purpose, resources were provisioned by means of a credit operation aimed at providing financial relief to electricity distributors. On the same date, ANEEL published Order No. 986, authorizing the CCEE to transfer the surplus financial resources available in the reserve fund for future relief to the sector's agents, based on consumption, with the aim of reinforcing the sector's liquidity in the midst of the COVID-19 pandemic.
o	On May 18, 2020, Decree No. 10,350 was issued by the Brazilian government, which regulated Provisional Measure No. 950/2020 and provided for the creation of the COVID-19 Fund. This fund was to receive resources to cover potential deficits or anticipate distributors' revenues and regulate the use of tariffs by the CDE for the purpose of payments and receipts of amounts to cover or defer costs arising from the COVID-19 pandemic. Through Resolution No. 885/2020, ANEEL established criteria and procedures for the management of the COVID-19 Fund. The value of the resources of the COVID-19 Fund given to concessionaires were made operational by the CCEE throughout 2020, considering, for this purpose, the existence of a positive balance in the fund.
o	In May 2020, by means of Order No. 1,511/2020, ANEEL, suspended the systematic application of the system for activating the Tariff Flags (Bandeiras Tarifárias), under exceptional and temporary circumstances, as provided for in Submodule 6.8 of the Procedures for Tariff Regulation. This added a “green flag” through December 31, 2020 to cover the electric sector’s costs with resources from the COVID-19 Fund. This was in effect until November 30, 2020, when it was revoked by ANEEL with the same-day issuance of Order No. 3,364/2020.

o	In September 2020, Provisional Measure No. 998/2020 was issued, due to important changes in the electricity sector rules to mitigate the effects on the consumer due to aid granted to companies as a result of the COVID-19 pandemic. After being approved by the House of Representatives on December 17, 2020 and by the Federal Senate on February 4, 2021, being sanctioned in March 2021 by the President of the Republic, through Law 14.120, of March 1, 2021. With the same purpose, Law No. 14,120 allowed the reallocation of certain P&D and energetic efficiency (EE) resources to the CDE account between 2021 and 2025 for certain projects. New enterprises for renewable energy among others are excluded from this benefit. New projects for hydrological energy with more than 30 MW capacity will be entitled to a discount in tariffs of 50% for 5 years counted a March 2, 2021 and 25% for the subsequent 5 years.
o	Law 14,120/2021 also set a deadline for the definition of guidelines for the government for the granting of certain environmental benefits, aligned with certain efficiency, safety and competitiveness parameters, in connection with the efforts to modernize the electricity sector.
o	In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, and implemented pursuant to a schedule defined by MME Directive 301/2019.
o	In April 2021, CNPE Resolution 24/2021 approved the Guidelines on Cybersecurity for the Electricity Sector, as established in CNPE Resolution 1 of February 10, 2021, which created a working group with consideration for prevention, treatment, response and systemic resilience.
o	In April 2021, Law No. 14,134/2021 was approved, establishing the new regulatory framework for the natural gas market in Brazil. This law sets rules for the economic activities of transportation of natural gas through pipelines, and changed the regime for economic exploration of such activity from concession to authorization to be granted by ANP. It also regulated the import, export, treatment, processing, storage and commercialization of natural gas, among other related activities.
o	In May 2021, Decree No. 10,707 was passed to regulate the legal provisions for the suspension of electricity supply to consumers in the Free Market and reserve capacity contracts, with the goal of assuring the continuous supply of electricity.
o	In June 2021, several measures were adopted by the Federal Government to address the scarcity of hydroelectric power. Provisional Measure 1,055/2021 created the Chamber of Exceptional Rules for Hydroelectric Management (“CREG”) to establish emergency measures for the optimization of the use of hydroelectric resources and to combat water shortage, in order to preserve the continuity and security of the electro energetic supply in Brazil. The CREG was entitled to approve urgent measures proposed by the Comitê de Monitoramento do Setor Elétrico (CMSE) and if approved, compliance was mandatory by other regulatory agencies and entities in the sector. Among the measures adopted by CREG, the following stand out: (i) creation of an incentive program for the voluntary reduction of consumption by consumers of Groups A and B in the regulated market; (ii) the regulation of Tariffs Flags, (associating the tarrifs to level of scarcity of water and hydrological shortages); and (iii) the adoption of a simplified procedure to demand reserved capacity from 2022 to 2025.
o	In July 2021, Law No. 14,182 approved the privatization model of Eletrobrás and also set new rules for the purchase of reserve capacity from natural gas thermoelectric plants in several regions of Brazil and the allocation of at least 50% of the demand declared by distributors to hydroelectric plants up to 50 MW in the A-5 and A-6 auctions.

o	In December 2021, the Brazilian government published Provisional Measure No. 1,078/2021, which allows the structuring of credit operations using the Energy Development Account (“CDE”) for amortization, the same structure used for Conta-Covid. This measure mitigates the mismatch between revenues collected from the tariff and the costs of generating energy through loans to distributors to equalize these costs. Decree 10,939/2022 further regulated the matter. Additionally, the measure also provides for the institution of extraordinary tariff flags when necessary.
o	In December 2021, ANEEL published Normative Resolution No. 964/2021, that regulates provides guidelines for cybersecurity policies and activities for the sector.
o	In December 2021, Decree No. 10,893/2021 was published, easing the requirements for the issuance of authorizations to implementation and operation of power plants. It lifted the requirements relating to proof of feasibility to connect to the transmission and/or distribution system for generation projects based on solar, wind, biomass or qualified cogeneration until March 2, 2022.
o	In December 2021, ANEEL published REN No. 1,000/2021, which defines in a simpler and more objective manner the responsibilities of the agents and the procedures to be followed by consumers so that universal access to the electric power service is available in an efficient and valuable manner.

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

•	In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:
o	Termination of the quota system applicable to hydropower plants (HPP) concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the CDE in order to reduce what is charged to the population;
o	Lowering the minimum thresholds for accessing the Free Market;
o	Approach between the short-term price formation and the operating cost of the system;
o	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
o	Effects of the migration of consumers to the Free Market;
o	Market for environmental attributes;
o	Attraction of foreign capital for investments in the Brazilian energy sector;
o	More efficient tariff discounts;

o	Allocation of resources from the global reversion reserve to the transmission segment;
o	Guidelines for the use of research and development resources;
o	Modernization of the regulated market; and
o	Reduction of judicial disputes regarding the hydrological risk.
•	In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•	Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October, 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.
•	In November 2019, the Brazilian government submitted to Brazilian Congress Bill No. 5,877, which, among other matters, address the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras. Such bill determines the privatization of Eletrobras pursuant to a capital increase and public offering of new common shares (that entitle their holders to voting rights), resulting in the dilution of the stake held by the Brazilian government in Eletrobras (the “Eletrobras Privatization”). In February 2021, Provisional Measure No. 1,031/2021 on the Eletrobras Privatization was issued.
•	In November 2019, ANEEL submitted a proposed amendment to Resolution No. 482/2012 to a public hearing. This resolution refers to the distribution of micro and mini energy generation. The update of such rules was required in 2015 by Resolution 687/2015 and suggests improvements to the credit compensation system in view of changes to distributed generation in recent years.
•	In December 2019, CNPE approved its Resolution No. 29, pursuant to which (i) it reviewed the general criteria adopted with respect to supply guarantee in studies on offer expansion, planning of the SIN operations, and calculations of assured energy and power of a generation project. However, MME shall determine the specific thresholds for such criteria, which is used in the calculation of assured energy and plans for expansion.
•	In 2020, due to the COVID-19 pandemic, discussions beginning in 2017 between the MME and the electric sector with regards to proposals for the industry’s improvement of the legal and regulatory framework were interrupted. This meant limited progress on measures such as PL No. 1,917/2015 and PLS No. 232/2016, which address issues such as the commercial model of the electric sector, the portability of electricity bills and concessions for electric energy generation. The COVID-19 pandemic also allowed for compromise within Special Commission of the House of Representatives, established in August 2019, regarding the Brazilian Electric Energy Code, which aims to consolidate electricity legislation that is currently scattered between ordinances issued by various government agencies. In 2021, the Congress reinitiated the discussions towards PL Nos. 1,917/2015 and PLS No. 232/2016 (now PL No. 414), the later now being labeled a priority bill under consideration of the Congress.
•	Nonetheless, there were important legislative developments in 2021 and 2022 in relation to distributed generation, including the approval of legal framework for micro and mini distributed generation, and the creation of the Electric Energy Compensation System (Sistema de Compensação de Energia Elétrica - SCEE) and the Social Renewable Energy Program (Programa de Energia Renovável Social - PERS).

•	Additionally, CCEE published two relevant Technical Notes. The first suggests mechanisms to improve the monitoring of the electricity energy market, as well as the regulation of the commercialization of electricity, by the adoption of new procedures to identify market risks and anomalous conduct, supported by the practices and principles adopted in the financial market. The second one proposes improvements to the models of financial safeguards and mechanisms to mitigate losses arising from defaults in the Spot Market. ANEEL will deliberate on whether to submit the proposals to public hearing.

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

Since 2004, CCEE has conducted thirty three (33) auctions for new generation projects, twenty five (25) auctions for energy from existing power generation facilities, ten (10) auctions for reserve energy in order to increase energy supply security, three (3) auctions from alternative energy sources, seventeen (17) auctions for market adjustments, one (1) simplified competitive procedures and one (1) capacity reserve auction. No later than August 1 of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL regulates access to the distribution and transmission systems and establishes tariffs for the use of these systems. The tariffs are (i) distribution system usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”) and (ii) for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities (“TUST”).

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

Each distribution company’s concession agreement provides annual adjustments. In general, Parcel A costs are fully passed through to customers. Parcel B costs, however, are adjusted for inflation in accordance with the IPCA Index, minus the X factor.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2022 will be R$ 6.38billion.

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

ESS is expressed in R$/MWh and paid only to Thermoelectric Plants that generate energy in response to requests by the ONS.

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

On March 7, 2014, the Brazilian government also permitted the transfer to distribution concessionaires of funds deposited in the CDE to cover their respective costs arising from involuntary exposure to the Spot Market in January 2014 as a result of poor hydrological conditions in 2013 and 2014, which mandated the acquisition of thermoelectric energy at higher prices in the Spot Market, costs which distribution concessionaires were not able to pass on to Final Customers through regular Retail Tariffs prior to annual adjustments or formal tariffs periodic revisions made by ANEEL.

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

Under Brazilian law, each hydroelectric plant is assigned a determined amount of “assured energy,” according to an energy supply risk criterion defined by MME, based on historical river flow records. The assured energy also represents the maximum energy that can be sold by the generator, which is set forth in each concession agreement, irrespective of the volume of electricity actually generated by the facility.

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

Environmental Regulations

The Brazilian Federal Constitution includes environmental matters among the ones that are subject to concurrent legislative competence. This means that the Brazilian Federal Government announces general rules that can be then complemented by rules approved by states and municipalities. The system aims to integrate environmental policies, which are always guided by a national directive, while still granting some power to the states and municipalities to regulate and act locally.

In 1981, the National Environmental Policy was enacted in Brazil (Federal Law 6,938/1981), with an aim to preserve, improve, and recover the environment in Brazil by the establishing several principles to be met by different parties. This culminated in an extensive regulatory framework towards mindful use, conservation, and effective protection of natural resources.

For example, in 1988, Article 225 of the Federal Constitution alluded to environmental issues, advocating for the right of all citizens to an ecologically balanced environment and the duty of the collective to defend and preserve the environment for future generations. In 1998, the Federal Environmental Crimes Law (Law 9,605/1998) was published, providing for criminal and administrative penalties for conduct and activity deemed harmful to the environment.

The entities that make up the National Environmental System and the publications of the National Environmental Council (Conselho Nacional de Meio Ambiente), which regulate numerous issues, especially those related to the process of environmental licensing of enterprises, are also relevant to Brazil’s efforts towards environmental protection.

Additional federal laws and statutes established the National System of Water Resources Administration and the National Council of Water Resources in order to deal with main environmental issues associated with the hydroelectric sector and water usage. In 2000, the Federal Government created an independent agency, the National Water Resources Agency, to regulate and supervise the usage of water resources. In 2008, Federal Decree 6,514/2008 was enacted to further define administrative responsibility for environmental violations.

Also noteworthy is the Brazilian Forest Code (Federal Law 12,651/2012) and related regulations that established norms in relation to vegetation that may suffer from the impacts resulting from the implementation of enterprises associated with hydroelectric reservoirs.

In addition to the applicable legislation mentioned above, it is also necessary to consider the actions of the so-called Intervening Bodies, which are entities related to the environmental licensing process. However, the Intervening Bodies also act on more specific issues, the most frequent being related to the National Indian Foundation (Funai), the Institute of National Historical and Artistic Heritage (Iphan), the Palmares Foundation, the Chico Mendes Institute for Biodiversity Conservation (ICMBio), among others.

All these regulations can increase the costs associated with the implementation of energy generation and transmission projects, since concessionaires need to fully adhere to all environmental laws and regulations.

Thus, according to Brazilian environmental legislation, any action that represents environmental risk can result in up to three types of liability: civil, administrative and criminal. Thus, those who violate an environmental law may be subject to administrative and criminal sanctions, and in cases of environmental damage, will have the obligation to repair or compensate the affected party. Administrative sanctions may apply to the company and to individual company representatives simultaneously and may include significant fines and suspension of activities. Criminal sanctions may include fines, and for individuals, including directors and employees of companies that have committed environmental crimes, possible imprisonment.

All of the Company's power generation, distribution and transmission facilities are subject to environmental licensing procedures and environmental licenses obtained by such facilities may establish several criteria. The maintenance of these licenses will still be subject to compliance with certain requirements, hence why the Company consistently acts in full compliance of applicable environmental legislation.

recent developments

Divestment of Copel Telecomunicações S.A.

On November 9, 2020, an auction for the divestiment of Copel Telecomunicações S.A. (Copel Telecom), responsible for our telecommunication activities, was held at B3. The winning bid was R$2.4 billion (equity value). On January 14, 2021, a Share Purchase Agreement for the transfer of 100% of the shares of Copel Telecom was entered into with Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, the winning bidder of the auction. On July 9, 2021, the sale was approved by the Brazilian antitrust authority, and on August 3, 2021 Copel completed the divestment of Copel Telecom. The final restated transaction amount was R$2.5 billion, based on the SELIC rate as of August 3, 2021, and has already been transferred in full to Copel.

Therefore, from August 3, 2021, Copel no longer controls Copel Telecomunicações S.A., nor does it hold or control any of its assets, liabilities or business.

Migration to Level 2 of Corporate Governance of B3 (Brasil, Bolsa, Balcão - bolsa de valores de São Paulo)

Our bylaws were amended at the shareholders meeting of November 26, 2021 to provide for certain changes in our corporate governance necessary to permit our shares and Units to be listed on B3 listing segment known as Level 2. These amendments had previously been approved by the sharholders meeting of March 11, 2021, subject to certain conditions that were later fulfilled. As a result, we migrated to Level 2 of Corporate Governance of B3. Level 2 includes enhanced levels of corporate governance, including providing for (1) 100% tag along for Common Shares and Preferred Shares, granting equal treatment to our shareholders; (2) voting rights for the holders of Preferred Shares (Class A Shares and Class B Shares) on matters involving the transformation, merger or spin-off of Copel; (3) a mandatory tender offer to all shareholders upon specified events, including a change of control, removal from the Level 2 with the exception of a removal for the purpose of Copel’s being listed in Novo Mercado, a special listing segment of B3 listing segment, or termination of registration as a public company under Brazilian law; (4) additional protections for minority shareholders.

Unitization

In March 2021, we sought to improve the liquidity of the trading market for our securities by establishing Units (the steps to establish the Units, taken as a whole, are referred to as the “Unitization”). The Unitization and related amendments to our bylaws to facilitate necessary changes in our corporate governance to permit the Unitization were approved by our shareholders on March 11, 2021.

The Unitization included, among other steps, the Conversion Offers (as defined in the 2020 Form 20-F), which were conditioned on the aggregate number of Units issuable as a result of the Conversion Offers (taken together) attaining 229, 172, 878 Units (the “Minimum Participation Condition”). We announced on April 23, 2021 that the requirements of the Minimum Participation Condition had been met, and all Preferred Class B Shares, the holders of which elected to convert their Preferred Class B Shares (and had not withdrawn such election), including Preferred Class B Shares then represented by Preferred ADSs, were accepted for conversion.

On April 26, 2021, Our Board of Directors approved the conversion of 478,550,731 Common Shares into Preferred Class B Shares, the conversion of 139,520 Preferred Class A Shares into Preferred Class B Shares, the conversion of 82,330,391 Preferred Class B Shares into Common Shares and the formation of 277,126,554 Units. The Units began trading on B3 under the symbol “CPLE11” and on the NYSE under the symbol “ELP” on April 26, 2021 and April 28, 2021, respectively.

Vilas Wind Power Complex Acquisition

On May 17, 2021, Copel Geração e Transmissão (“Copel GeT”) entered into a contract for the acquisition of 100% of Vilas Complex, comprising of 5 fully operational wind farms and a total installed capacity of 186.7 MW located in the Municipality of Serra do Mel - RN. On November 30, 2021, Copel GeT completed the acquisition of 100% of Vilas Complex with an enterprise value of R$1.1 billion as part of the company's strategy of sustainable growth in renewable energy, expanding the diversification of the aligned generation matrix to the Investment Policy. The project is partially financed by Banco do Nordeste (“BNB”), under a long-term loan agreement with final maturity in 2040. The total amount paid by Copel in the acquisition was R$ 597.7 million.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2021.

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

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.3% and 1.1%, respectively, in growth rate. In 2020, the growth rate decreased by 4.1%. In 2021, the growth rate increased by 4.6%.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2021	2020	2019
Inflation (IPCA)	10.06%	4.52%	4.31%
Inflation (IGP-DI)	17.74%	23.7%	7.70%
Appreciation (depreciation) of the real vs. U.S. dollar	7.5%	(28.8)%	(4.0%)
Period-end exchange rate – US$1.00(1)	5.5799	5.1967	4.0307
Average exchange rate – US$1.00	5.3949	5.1558	3.9461
Change in real GDP	4.6%	(4.1)%	1.1%
Average interbank interest rates(2)	5.94%	2.77%	4.40%

(1) The real/U.S. dollar exchange rate at December 31, 2021 was R$5.5799 per US$1.00.

(2) Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute IBGE and CETIP.

Rates and Prices

Our operational results are significantly affected by changes in the prices at which our generation business sells energy, and by the prices at which our distribution and trading business buys and resells energy.

Our generation business sells energy at unregulated prices in the regulated market, in the Free Market and in the Spot Market. Our generation business allocates the amount of energy that it sells in each of these markets seeking to maximize returns and subject to applicable restrictions, based on factors such as: (i) the requirements of its concession contracts, many of which set a minimum percentage of energy generated in a particular concession that must be sold in the regulated market; (ii) the volume of energy that we plan to sell to Free Customers for a given year; and (iii) the outlook of the short-term, medium-term and long-term for energy prices generally. Although sales in the Free Market and the Spot Market are not directly regulated, they are influenced by energy regulatory policy. The prices at which our generation business sells energy are not regulated.

Our distribution business purchases enough energy to meet 100% of the demand we forecast for our Final Customers in auctions at unregulated prices in the regulated market. Our distribution business resells that energy to Final Customers at regulated tariffs that take into consideration the price at which the energy was purchased. If our forecasts fall short of the actual electricity demand of our Final Customers, we may be required to enter into short-term agreements to purchase electricity in the Spot Market. If our forecasts exceed the actual demand of our Final Customers, our distribution business sells the excess energy in the Spot Market. The margins in our distribution business tend to be relatively stable due to the regulated nature of the distribution business, while the margins in our generation business are typically larger but less stable, since they are not substantially market regulated.

Sales to Final Customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 44.1% of the volume of electricity we made available in 2021, and accounted for 63.6% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs”. In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.

•	In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•	In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•	In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred and included as a financial component in the 2015 annual adjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
•	In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s Average Tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.
•	In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to Final Customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

•	In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.
•	In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive consumers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Copel's retail tariff (residential B1) was reduced by an average of 11.8% during April 2017 due to the adjustment resulting from the removal of the Reserve Energy Charge (EER) tariff coverage of the Angra III plant, retroactive to the last Periodic Tariff Review, held in June/2016. As of May 2017, the tariff was reset, disregarding the effect arising from the retroactive adjustment, but maintaining the exclusion of the EER (Reserve Energy Charge) component of Angra III for the coming months, until June 2017, the month of the adjustment annual tariff.
•	In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.
•	In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.
•	In June 2019, ANEEL approved the annual adjustment of our Tariffs, increasing them on average by 8.57%, with 1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our consumers was an increase by 3.41%.
•	In June 2020, ANEEL approved the annual adjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an aim to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff adjustment in the amount of R$536 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (CVA), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.
•	In June 2021, ANEEL approved the fifth periodic review of our Retail Tariffs, increasing them by 9.89% in average, of which: 1.19% related to the inclusion of financial components; 1.05% due to the update of Portion B; 8.62% related to the update of Portion A; and (0.98)% reflecting the removal of the financial components of the previous tariff process.

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

•	We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2021, our electricity purchases from Itaipu amounted to R$1,787 million;
•	Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Concessions—Auctions in the Regulated Market”.

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

Impact of the CRC Account

One of our most significant assets consisted of the obligations of the State of Paraná derived from amounts we were entitled to recover under a prior regulatory regime, and as a result they are referred to as the recoverable rate deficit account or “CRC Account” (Conta de Resultados a Compensar). On August 10, 2021, the State of Paraná offset the updated outstanding amount under CRC Account in the total of R$1,431.2 million and fulfilled all outstanding obligations under the CRC Agreement.

For additional information, see Note 8 to our audited consolidated financial statements.

Special Obligations
The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against the assets. The highest amount we recorded as special obligations as of December 31, 2021, from the distribution segment, was R$2,734.1 million as a reduction of intangible assets and R$53.7 million as a reduction of contract assets.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Electricity Sales
Electricity sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers	541.07	419.46	481.91
Residential customers	507.95	391.78	444.92
Commercial customers	530.84	407.78	460.78
Rural customers	354.96	250.27	267.48
Other customers(3)	715.58	604.80	639.02
Free Customers(2)	231.00	216.50	208.64
All customers	426.23	350.58	393.40
Volume (GWh):
Industrial customers	2,275	2,314	2,648
Residential customers	8,068	7,910	7,499
Commercial customers	4,149	4,172	4,730
Rural customers	2,461	2,451	2,361
Other customers(3)	2,359	2,333	2,546
Free Customers(2)	9,538	7,989	6,860
All customers	28,849	27,169	26,644
Total revenues from sales to Final Customers (millions of R$)	12,296	9,525	10,482
Electricity sales to distributors(4)
Average price (R$/MWh)(1)	320.83	224,55	168.31
Volume (GWh)	21,925	19,287	19,615
Total revenues (millions of R$)	7,034	4,331	3,301
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(5)	328,92	321.23	237.4
Volume (GWh)	5,435	5,498	5,533
Percentage of total Itaipu production purchased	8.2	9.2	8.7
Total cost (millions of R$)(6)	1,787.7	1,766.1	1,316.5
Purchases from Angra
Average cost (R$/MWh)	230,23	277,69	253,58
Volume (GWh)	0,976	0,968	0,978
Total cost (millions of R$)(6)	224.7	268.8	248.0
Purchases from CCGF
Average cost (R$/MWh)	116.1	109.18	102.28
Volume (GWh)	5,916	6,136	6,274
Total cost (millions of R$)(6)	686.3	669.9	641.7
Purchases from others(4)
Average cost (R$/MWh)	196.00	213.77	185.27
Volume (GWh)	34,719	19,295	21,045
Total cost (millions of R$)(6)	6,805	4,125	3,899

(1) Average prices or costs do not consider “use of main distribution and transmission grid” revenue and were calculated by dividing (i) the corresponding revenues or expenses by (ii) MWh of electricity sold or purchased.

(2) Includes Free Customers of Copel GeT and Copel Mercado Livre.

(3) Includes public services such as street lighting, as well as the supply of electricity to government agencies, and Donations and grants.

(4) Energy traded between Copel’s subsidiaries not included.

(5) Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.

(6) See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The following table summarizes our results of operations for the years ended December 31, 2021, 2020 and 2019.

As a result of the approval of the divestment of Copel Telecom divestment during the year 2020, we have classified the results of this subsidiary as discontinued operations for the years 2021, 2020 and 2019. Additional information on the divestment process and about the amounts considered as a discontinued operation can be found in Note 41 to our consolidated financial statements.

In 2021, our result was positively impacted by, among other factors, the sale of 2,195 GWh energy produced by TPP Araucária, the 5.6% increase in the grid market of Copel Copel Distribuição and the 5th tariff review cycle, by the increase on transmission assets remuneration and by the increase in energy volume sold by Copel Mercado Livre in comparison to the prior year. The revenue increase was partially offset by a 29.7% increase in our expenses mainly due to the 39.2% increase in electricity purchased for resale due to the need to purchase of energy to comply with existing contracts in view of the hydrological deficit in the period. There was a slight increase in demand of energy in the captive market of 0.7% in relation to 2020. Our net income increased 29% in 2021 in relation to 2020.

Economic effects of the pandemic on the assumptions of the Company's relevant non-financial assets were individually assessed and management concluded it was necessary to adjust the impairment value for some assets. The most significant adjustment occurred at UEG Araucária, as its cash flow estimates were affected by the decrease in energy demand in the country, whereas on the other projects there were impairment reversals.

Despite of the impacts of energy consumption and credit losses, the results of our operation were not materially affected. Further information in Notes 1(a) of our consolidated financial statements,

	Year ended December 31,
	2021	2020	2019
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers:	12,296.5	9,524.9	10,481.7
Residential	4,098.2	3,098.9	3,336.4
Industrial	1,230.9	970.6	1,276.1
Commercial, services and other activities	2,202.5	1,701.2	2,179.5
Rural	873.6	613.4	631.5
Other classes	3,891.3	3,140.7	3,058.2
Electricity sales to distributors	7,034.2	4,331.0	3,301.3
Use of main distribution and transmission grid	10,088.2	8,780.6	8,271.0
Residential	3,011.5	2,788.7	2,585.9
Industrial	1,456.4	1,273.3	1,280.2
Commercial, services and other activities	1,771.5	1,628.1	1,713.6
Rural	623.3	548.7	467.0
Other classes	633.2	582.3	597.9
Free consumers	1,440.9	1,164.0	1,052.5
Concessionaires and generators	79.5	61.7	62.4
Operating and maintenance income - O&M and interest income	1,072.0	733.7	511.4
Construction revenues	1,951.6	1,414.1	1,132.9
Revenues from telecommunications	-	-	-
Distribution of piped gas	950.9	679.3	1,003.8
Sectorial financial assets and liabilities result	2,502.3	746.1	25.1

Other operating revenues	359.0	406.5	438.9
Fair value of assets from the indemnity for the concession	142.6	57.3	36.6
(-) Revenue deductions	(11,340.9)	(7,306.5)	(8,822.1)
	23,984.3	18,633.2	15,869.2
Cost of sales and services provided:
Electricity purchased for resale	(9,503.7)	(6,829.5)	(6,105.3)
Charge of main distribution and transmission grid	(2,501.6)	(1,525.6)	(1,249.3)
Personnel and management	(1,550.9)	(1,601.9)	(1,325.4)
Pension and healthcare plans	(248.8)	(228.6)	(238.3)
Material and supplies	(69.8)	(72.7)	(80.2)
Materials and supplies for power electricity	(1,854.9)	(404.5)	(49.4)
Natural gas and supplies for gas business	(506.1)	(354.7)	(585.2)
Third-party services	(706.6)	(558.0)	(526.0)
Depreciation and amortization	(1,082.5)	(1,009.9)	(950.7)
Accruals and provisions	(240.8)	(237.3)	(260.1)
Construction cost	(1,899.8)	(1,417.5)	(1,091.4)
Hydrological risk renegotiation - GSF	1,570.5	-	-
Other costs and expenses	(309.5)	(333.3)	(212.5)
	(18,904.6)	(14,573.5)	(12,673.7)
Equity in earnings of associates and joint ventures	366.3	193.5	106.8
Financial results	(327.4)	866.3	(455.4)
Profit before income tax and social contribution	5,118.7	5,119.5	2,846.9
Income tax and social contribution on profit	(1,259.6)	(1,285.4)	(675.6)
Net income from continuing operations	3,859.0	3,834.2	2,171.3
Net income (loss) from discontinued operations	1,189.6	75.6	(108.4)
Net income for the year	5,048.6	3,909.7	2,062.9
Net income attributable to controlling shareholders	4,952.6	3,904.2	1,989.9
Net income attributable to non-controlling interest	96.0	5.5	72.9
Other comprehensive income	152.7	(179.2)	(123.2)
Comprehensive income	5,201.3	3,730.6	1,939.7
Comprehensive income attributable to controlling shareholders	5,105.2	3,725.2	1,862.5
Comprehensive income attributable to non-controlling interest	96.2	5.3	77.2

Results of Operations for 2021 Compared with 2020

Operating Revenues

Our consolidated net operating revenues increased by 28.7%, or R$5,351.1 million, in 2021 compared to 2020. This result reflected, an increase of R$9,385.4 million in gross operating revenue offset by an increase of R$4,034.4 million in revenue deductions (Pis/Pasep and Cofins, ICMS, ISSQN and sectorial charges). Below are the main reasons for variations in revenue accounts:

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 29.1%, or R$2,771.6 million, mainly due to the increase in the average price and volume sold, as follows:

•	The revenue from electricity sold to residential customers increased R$999.3 million in 2021 compared to 2020, also considering a growth of 29.7% on the average price (R$/MWh) of the electricity sold during the same period, and the increase in volume sold compared to 2020.
•	The revenue from electricity sold to industrial customers increased by 26.8%, or R$260.3 million, in 2021 compared to 2020, considering a increase of 29.0% on the average price (R$/MWh).

•	The revenue from electricity sold to commercial customers increased by 29.5%, or R$501.3 million, in 2021 compared to 2020, considering a increase of 30.2% on the average price (R$/MWh).
•	The revenue from electricity sold to rural customers increased by 42.4%, or R$260.2 million, in 2021 compared to 2020. This increase is mainly due to the reduction of subsidies applied to the rural class, under the terms of Federal Decree n. 9,642/2018.
•	The revenue from electricity sold to free customers increased by 27.4%, or R$ 473.7 million, in 2021 compared to 2020. This increase is mainly due to increase of 70.0% in the volume of energy sold to Copel Mercado Livre's free consumers.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 62.4%, or R$ 2,703.2 million, mainly due to the sale of 2,195 GWh of energy produced by TPP Araucária in 2021 and the increase in volume of energy sold under bilateral contracts by Copel Mercado Livre.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 14.9%, or R$1,307.6 million, mainly due to the increase in remuneration on transmission assets, due to the growth of the IPCA and IGPM indexers, the5.6% growth in the grid market and the tariff adjustment of Copel Distribuição which corresponded to the Average Tariff effect being 9.57% for consumers connected in high voltage and 10.04% for consumers connected in low voltage.

Construction revenues. Our revenues from construction increased by 38.0%, or R$537.5 million, mainly to higher investments in the energy distribution segment.

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 40.0%, or R$271.6 million, due to the higher volume of sales from Compagas to TPP Araucária and the tariff adjustment, with an average effect of 18.2%, applied to consumers as of August 1, 2021.

Sectorial Financial Assets and Liabilities. Our financial assets and liabilities result increased by 235.4%, or R$1,756.2 million due to the higher value of net assets constituted in 2021, mainly due to higher electricity costs and system service charges (ESS) than those considered in the calculation of the electricity tariff of Copel DIS, a reflection of the hydrological deficit in the period with greater dispatch of thermoelectric plants.

Other Operating Revenues. Other operating revenues decreased by 11.7%, or R$47.5 million, mainly as a result of the decrease in the fair value of the energy purchase and sale agreements of Copel Comercialização, offset by the increase in rental revenue.

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 29.7% or R$4,331.0 million. The main factors leading to such increase in our cost of sales and services provided are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale increased by 39.2%, or R$2,674.2 million, mainly due to the impact of the water crisis on energy prices and to cope with the higher volume of energy sold in the period.
•	Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 64.0%, or R$976.0 million due to the higher value of System Services Charges - ESS due to the higher thermal dispatch outside the order of merit to face the water crisis and the tariff adjustment of the contracts of the basic grid.
•	Personnel and administrative expenses decreased by 3.2%, or R$51.0 million, mainly reflecting the reduction of R$114.3 million in the provision for performance and profit sharing, the reduction in the number of employees and the cost reduction policy, offset by the salary adjustment of 10.78% in October 2021 resulting from the higher inflation rate in the period (3.89% in October 2020), according to the collective bargaining agreement and the R$73.2 million increase in the provision for the voluntary termination program in the period.

•	Material and Supplies for Power Electricity increased 358.6% or R$1,450.4 million as a result of TPP Araucaria dispatch in 2021.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 42.7%, or R$151.4 million, resulting from the higher volume of acquisition for resale.
•	Third-Party Services. Expenses related to third party services increased by 26.6%, or R$148.6 million, resulting from the increase in maintenance costs of the electrical system, due to actions to reduce interruptions to consumers (DEC/FEC) and the increase in O&M services with full entry of wind farms.
•	Depreciation and Amortization. Depreciation and amortization increased by 7.2%, or R$72.6 million, as a result of a revision of estimated useful life of certain assets in the generation segment, mainly due to the effects of the hydrological risk renegotiation – GSF.
•	Accruals and Provisions. Accrual and provisions increased by 1.5%, or R$3.5 million, as a result of an increase of R$52.6 million in the estimate of expected credit losses and of R$39.8 million in provisions for litigation, partially offset by the the reversal of impairment of R$110.3 million, mainly in the generation segment due to higher operation of TPP Araucária.
•	Construction Cost. Costs related to construction increased by 34.0%, or R$482.3 million, reflecting investments made in the transmission and distribution infrastructure of energy and piped gas.
•	Hydrological risk renegotiation – GSF. On September 28, 2021, the Board of Directors of Copel Geração e Transmissão (“Copel GeT”) approved the adhesion to the renegotiation of the hydrological risk of the assured energy portion not committed to the Regulated Contracting Environment (“ACR”), through the extension of the concession of its hydroelectric plants participating in the energy reallocation mechanism (“MRE”). More information in Note 1-b to our Financial Statements.
•	Other Costs and Expenses.Other costs and expenses decreased 7.1%, or R$23.8 million, mainly due to gains from disposals of assets and rights, greater recovery of costs and expenses, including recovery of invoices and taxes, and gains from updating the values of indemnifiable assets in the generation segment, offset by the increase in financial compensation for the use of water resources and by the valuation adjustment of the coal stock.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$366.3 million in 2021, an increase of 89.3%, compared to R$193.5 million in 2020. This variation is a result of the positive result of equity in the electricity transmission jointly controlled companies, mainly as a result of the higher monetary restatement on contract assets, the conclusion of works and the lower provision for arbitration disputes with the EPC holder.

Financial Results

We recognized a decrease of financial gains of 137.8%, or R$1,193.7 million mainly due to: (i) recognition of Pis/Cofins tax credit in 2020; (ii) the lower income from financial updating of the CRC contract due to its settlement in August 2021 and; (iii) increase in interest expenses in the amount of R$ 248.2 million, due to higher interest on loans and financing (CDI accumulated in 2021 of 4.42% against 2.76% in 2020 and IPCA of 10.06% against 4.52%), partially offset by the better return on financial investments (in the amount of R$ 83.2 million).

Income Tax and Social Contribution Expenses

In 2021, our income tax and social contribution expenses was R$1,259.6 million, reflecting an effective tax rate of 24.6% in our pretax income, compared to R$1,285.4 million and an effective tax rate of 25.1% in our pretax profit in 2020.

Net income (loss) from discontinued operations

Due to the divestment process, as described in Note 41 to our Consolidated Financial Statements, the results of Copel Telecom operations were classified as discontinued operations. The gross gain from the sale of Copel Telecom, completed on August 3, 2021, was R$ 1,723.9 million, deducting taxes, the net gain was R$1,116.4 million. Considering the consolidated result for 2021, net income from discontinued operations was R$ 1,189.6 million.

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

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 9.1%, or R$956.9 million, mainly due to a decrease of the average price per kilowatt hour sold to the Final Customers by Copel Distribuição and the effects of the economic downturn caused by the coronavirus pandemic, as follows:

•	The revenue from electricity sold to residential customers decreased R$237.5 million in 2020 compared to 2019, also considering a reduction of 11.9% on the average price (R$/MWh) of the electricity sold during the same period, despite the increased volume compared to 2019.
•	The revenue from electricity sold to industrial customers decreased by 23.9%, or R$305.5 million, in 2020 compared to 2019, considering a reduction of 13.0% on the average price (R$/MWh)) and a decrease in volume (GWh) of electricity sold during the same period.
•	The revenue from electricity sold to commercial customers decreased by 21.9%, or R$478.3 million, in 2020 compared to 2019, considering a reduction of 11.5% on the average price (R$/MWh) and a decrease in volume (GWh) of electricity sold during the same period.
•	The revenue from electricity sold to rural customers decreased by 2.9%, or R$18.1 million, in 2020 compared to 2019. This decrease is mainly due to the reduction of consumers compared to 2019 and agribusiness performance in the State of Paraná during the COVID-19 pandemic.

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

Sectorial Financial Assets and Liabilities. Increased by 2,877.4%, or R$721.0 million due to the higher value of net assets constituted in 2020, mainly due to the purchasing energy and charges for use of the network costs being higher than those considered in the calculation of the electricity tariff approved by Aneel for the annual tariff cycle ending in June 2021.

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

Cost of sales and services provided

Our consolidated costs of sales and services provided increased by 15.0% or R$1,899.8 million. The main factors leading to such increase in our cost of sales and services provided are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale increased by 11.8%, or R$724.2 million, mainly due to an increase in the purchase of Energy in the Regulated Environment – CCEAR of energy from Itaipu Binacional by Copel Distribuição and from bilateral contracts to face the higher volume of energy sold on the Free Market in the period by Copel Mercado Livre.
•	Charge of Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 22.1%, or R$276.3 million mainly as a result of the increase in tariffs and charges for transmission infrastructure made available from 2020, in addition to the effect of the variation in costs related to dispatching thermal plants, with an impact on system service fees – ESS and increase in charges for the use of the system and in the reserve energy charge - EER, partially offset by the reduction in Itaipu's transportation charges.
•	Personnel and administrative expenses increased by 20.8%, or R$276.5 million, reflecting the increase in provision for performance and profit sharing and the salary readjustment in October 2020, higher than in 2019, partially offset by the reduction in the number of employees and cost reduction policy.
•	Material and Supplies for Power Electricity increased 719.6% or R$355.1 million as a result of Araucaria TPP dispatch in 2020.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases decreased 39.4%, or R$230.5 million, mainly due to lower acquisition volume for resale.
•	Third-Party Services. Expenses related to third party services increased by 6.1%, or R$32.0 million, mainly due to increase in maintenance of the electrical system in Copel Distribuição, consulting and auditing and customer service.
•	Depreciation and Amortization. Depreciation and amortization increased by 6.2%, or R$59.2 million, as a result of the start of commercial operations during 2019 of the Colíder, Cutia and Baixo Iguaçu plants. In 2020, all plants depreciated a full year of use compared to prior period.
•	Accruals and Provisions. Accrual and provisions decreased by 8.8%, or R$22.8 million, mainly due a decrease of R$ 93.6 million in provisions for litigations, partially offset by an increase of R$ 72.6 million referred to generation segment impairment.

•	Construction Cost. Costs related to construction increased by 29.9%, or R$326.1 million, reflecting the investments made in the transmission, energy distribution and piped gas infrastructure.
•	Other Costs and Expenses.Other costs and expenses increased 56.8%, or R$120.8 million, mainly due to the repeal of the state law and, consequently, the registration of the water rate reversal in 2019, which is not recurring in 2020.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$193.5 million in 2020, an increase of 81.2%, compared to R$106.8 million in 2019. This variation is a result of an increase by 111.7% in equity earnings of joint ventures, mainly Mata de Santa Genebra, offset by a decrease of 21.4% in equity earnings of associates, mainly Foz do Chopim.

Financial Results

We recognized an increase of financial gains of 290.2%, or R$1,321.7 million mainly due to: (i) increase of R$906.1 million of recognition of tax credit; (ii) increase of R$149.2 million of interest and monetary variation of CRC transfer; (iii) increase of R$ 56.4 million of arrears charges on bills; and (iv) decrease of R$246.3 of monetary and exchange variation and debt charges.

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

We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and third party resources (BNDES, Other Financial Institutions and Capital Markets). However, the expectation of the economic impacts resulting from the shutdown caused by the outbreak of the coronavirus (COVID-19), with subsequent effects on Copel's operations, may affect Company's financial results. In December 2021, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.4x (1.2x in 2020) with a cash balance, equivalent to cash and marketable securities of R$3,853.9 million (R$3,545.7 million in 2020 and R$3,251.5 million in 2019).

With respect to long term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including Net Debt/ EBITDA and minimum cash balance with the intention to preserve the liquidity and improve the capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity or if conditions are favorable.5

All of our future liquidity conditions rely on a series of scenarios and may be adversely affected depending on market and other conditions. Actual liquidity may differ significantly for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information―Risk Factors”.F

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

We monitor our financial liquidity continuously and, for that purpose, we consider (i) on the external side, the possibility of raising funds and the prospect of preserving cash through the assistance of structural measures by the Brazilian government and other Sectoral Institutions, and (b) on the internal side, taking the necessary actions in our operations by reducing expenses or postponing investments in order to guarantee the timely fulfillment of financial obligations. Accordingly, we expect to preserve the working capital required for our operations throughout the period.

In addition to working capital, our other principal uses of cash are capital expenditures, dividend payments and debt servicing. Capital expenditures were R$2,255.2 million in 2021 and R$1,904.7 million in 2020. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

	Year ended December 31,
	2021	2020	2019
	(R$million)
Generation and transmission¹	494.8	431.9	691.9
Distribution	1,623.0	1,279.6	919.9
Telecom	54.4	103.4	146.3
Investment of associates and joint ventures	31.0	72.4	267.5
Araucária Thermoelectric Plant	0.0	0.4	0.4
Compagas	14.3	15.2	17.6
Elejor	31.1	0.2	0.2
Others	6.6	1.6	11.8
Total	2,255.2	1,904.7	2,055.6

¹ Considers investment in projects held 100% by Copel GeT.

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2022 is R$2,067.1 million, of which:

•	R$228.1 million are for generation and transmission;
•	R$1,634.5 million are for our distribution business;
•	R$179.2 million for the construction of the Cutia Wind Farm Complex, Jandaíra Wind Farm Complex and Vilas Complex;
•	R$25.3 million are for other investments.

Our following subsidiaries also budgeted their own capital expenditures for 2022, as described as follows:

•	Compagas: R$23.7 million;
•	Araucária: R$3.9 million; and
•	Elejor: R$23.9 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2021 was our operating activities. Net cash used by financing activities was R$2,884.4 million in 2021, compared with R$1,715.1 million in 2020. Net cash provided by operating activities was R$3,386.8 million in 2021, compared with R$3,940.8 million in 2020 and R$2,945.0 million in 2019. The decrease is mainly explained by the growth in expenses with “Electricity Purchased for Resale,” due to the hydrological deficit and the need to purchase energy to compy with existing contracts. In 2021, the main events were the receipt of R$ 2.4 billion (equity value) for the sale of Copel Telecomunicações, the recognition by the governement a credit of R$1,570.5 million in our favor referring to the renegotiation of hydrological risk (GSF) and the full settlement by the State of Paraná of the debt balance of R$ 1,431.2 million relating to an existing contract (CRC Contract). In 2022, we expect to finance our liquidity and capital requirements primarily with own Resources, arising from retained earnings and cash generation from our operations and Third Party Resources (BNDES, Other Financial Institutions and Capital Markets).

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

The following table shows the maturity of loans, financing and debentures:

		(R$million)
	Short Term	Long Term
	2022	2023	2024	2025	2026	2027	>2027	Total
Domestic Currency	2,722.95	1,728.661	741,57	1,843.51	1,553.655	483.81	2,601.336	11,675.49
Foreign Currency	1.30	-	149.27	-	-	-	-	150.57
Total	2,724.25	1,728.661	890.84	1,843.51	1,553.655	483.81	2,601.336	11,826.06

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

Our outstanding loans and financing (including debentures) as of December 31, 2021 totaled R$11,826.1 million. Approximately R$150.6 million of the total debt outstanding as of December 31, 2021 was denominated in U.S. dollars. For more information on the terms of these loans and financings including reference to their specific maturity dates and interest rate structure, see Note 22 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	We have R$641.2 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•	In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2021, we had an aggregate balance of R$231.9 million of outstanding debt under these debentures;
•	In October 2017, Copel Distribuição issued R$500.0 million in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$254.8 million under these debentures;
•	In October 2017, Copel GeT issued R$1.0 billion in simple non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five years maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$ 339.8 million under these debentures;
•	In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$690.3 million under these debentures;

•	In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$284.5 million under these debentures;
•	In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$684.2 million under these debentures;
•	In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$370.9 million under these debentures;
•	In June 2019, Copel Holding issued R$500 million in simple, non-convertible debentures, with an interest rate of 106% of the CDI index per year, with a three-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$502.4 million under these debentures;
•	In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$1,063.0 million under these debentures;
•	In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1,45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$761.7 million under these debentures; and
•	In June 2021, Copel Distribuição issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.7742% per year and CDI index + 1.95% per year with an ten-year and five-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$1,534.5 million under these debentures; and
•	In October 2021, Copel GeT issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of CDI index + 1,38% per year and IPCA index + 5.7138% per year with a five-year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2021, we had an aggregate outstanding balance of R$1,522.9 million under these debentures.

BNDES

•	In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million, maturing in October 2031. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2021, the aggregate outstanding balance of these two contracts totaled R$689.2 million;
•	BNDES has provided a loan to Copel of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which Copel has a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2021, we had an aggregate of R$144.2 million in outstanding debt with BNDES and Banco do Brasil under this facility;

•	In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2021, we had an aggregate of R$14.4 million in outstanding debt under this financing contract;
•	In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2021, we had an aggregate of R$174.8 million in outstanding debt under this financing contract;
•	In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2021, we had an aggregate balance of R$36.6 million of outstanding debt under this financing contract;
•	In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2021, we had an aggregate outstanding balance of R$19.6 million under this financing contract;
•	In June 2015, we entered into a financing contract with BNDES in the total value of R$ 154.6 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2021, we had an aggregate balance of R$78.8 million of outstanding debt under this financing contract;
•	In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2021, we had an aggregate balance of R$29.0 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2021, we had an aggregate balance of R$171.4 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2021, we had an aggregate balance of R$563.6 million of outstanding debt under this financing contract.
•	In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.
•	Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2021 of R$24.7 million.
•	Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2021 of R$16.3 million.
•	In June 2020, we entered into a financing contract with BNDES in the total value of R$432.1 million for the implementing of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2021, we had an aggregate balance of R$348.3 million of outstanding debt under this financing contract.

•	On December 8, 2020, BNDES announced the selection of investment bank Banco BTG Pactual SA to coordinate a secondary offering of its holdings in our share capital. There is no contractual or regulatory condition linking the BNDES Secondary Offering to the Conversion Offers described in “Item 4. Information on the Company – Recent Developments”.

CAIXA ECONÔMICA FEDERAL (CEF)

•	We have R$9.6 million in outstanding debt related to government programs to finance distribution projects.

BANCO DO NORDESTE

•	In May 2021, we entered into a financing contract with BNB for a total value of R$208.7 million for the construction of Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV Wind Farms, with a maturity of 17 years. We had received R$69.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. As of December 31, 2021, we had an aggregate balance of R$69.4 million of outstanding debt under this financing contract.
•	In November 2021, we completed the acquisition of Vilas Complex, which has financing until 2039/2040. As of December 31, 2021, we had an aggregate balance of R$556.6 million of outstanding debt under this financing contract.

In addition, Copel Distribuição applied to receive a loan in the amount of R$ 145,843,744.31, pursuant to the Term of Acceptance to the Water Scarcity Account created by Decree 10,939/2022 (as proposed in ANEEL Technical Note 08/2022). The loan aims to mitigate the decrease in our operating cash flow as a result of the payments of the Bonus of the Incentive Program for Voluntary Reduction of Consumption of Electricity, energy imports referring to the competences of July and August 2021 and the costs related to the fixed revenue referring to the competences from May to December 2022 of the Simplified Competitive Procedure - PCS of 2021 with monthly transfers as determined and settled by the CCEE. Our application still needs to be approved by the regulatory body.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings”.

In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 38 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$132,307.4 million on December 31, 2021. These commitments are expected to be settled as follows: R$ 8,403.2 million in less than a year, R$27,275.1 million from one to 5 years and R$96,629.1 million after 5 years.

In Note 36.2.2 to our consolidated financial statements we present the expected values for settlement of contractual obligations undiscounted in each time range. Our projections are based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Brazilian Central Bank's Focus Report.

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

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association”. The members of the Board of Directors are elected to serve for two-year terms and may be reelected up to another three consecutive terms. Among the current nine members of the Board of Directors:

•	five were elected by the controlling shareholders;
•	two was elected by minority shareholders (holding voting shares);
•	one was elected by minority shareholders (holding outstanding non-voting shares); and
•	one was elected by our employees.

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

Our bylaws entitle minority shareholders that hold voting shares the right to appoint and remove two members of the Board of Directors, in a separate election, regardless of the voting shares which are held by them as a class, if they haven’t appointed a higher number through a Multiple Vote proceeding in the general shareholders’ meeting. Moreover, our employees are also entitled to appoint and remove one member of the Board of Directors. However, if a multiple vote proceeding is adopted and, also, the minority shareholders appoint members of the Board of Directors through a separate election, the controlling shareholder is entitled to appoint and remove the same number of members appointed and elected by the minority shareholders and employees, plus one.

Also according to Brazilian Corporate law, members of our Board of Directors who are elected by the non-controlling shareholders have the right to veto (provided it is duly justified) the appointment of the independent accountant made by the majority of the members of our Board of Directors.

The terms of the current members of the Board of Directors expire in April, 2023. The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Leila Abraham Loria	Director	2017
Andriei José Beber	Director	2021
Carlos Biedermann	Director	2019
Fausto Augusto de Souza	Director	2021
Marco Antônio Barbosa Cândido	Director	2018
Gustavo Bonini Guedes	Director	2019
Marco Antonio Bologna	Director	2021
Daniel Pimentel Slaviero	Director	2019

The following are brief biographies of the current members of our Board of Directors:

Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master's degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor's degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He serves as Chairman in our Board of Directors. He is also member of the Board of Directors of AMcom, InfoPrice and Velsis. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Previously, he was member of the Board of Directors of Ubook (2017-2021); member of the Board of Directors of Veltec (2012-2018); co-founder (1990), CEO (2001-2009), Chairman (2010-2011) and member of the Board of Directors (2012-2015) at Bematech S.A. He was also a Professor (1989-1994) and coordinator (1991-1994) of the Computer Engineering undergraduate course at Pontifícia Universidade Católica do Paraná.

Leila Abraham Loria. Ms. Loria was born on January 26, 1954. Ms. Loria took a course in Sustainable Capitalism & ESG online from Berkeley Executive Education (2021); an advanced Governance, Risk and Compliance training course at Risk University - KPMG (2018) and a Corporate Governance and Innovation course at Nova School of Business and Economics, in Lisbon, Portugal (2016). She holds a Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015) and an International Executive MBA from APG-Amana (1994). Ms. Loria also has a Postgraduate Degree in Business Administration from COPPEAD-UFRJ Business School (1978) and a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (1976). Ms. Loria is currently a member of our Board of Directors and Chairman of our Minority Shareholders Committee. Additionally, she is the Chairman of the Board of the Brazilian Institute of Corporate Governance - IBGC, Independent Member of the Board of Directors of JBS, alternate member of the Advisory Board of Anaconda, member of the Advisory Council of Casas Pernambucanas and Co-chair of the Women Corporate Directors - WCD. Previously, she was a member of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel (2017-2021); Member of the Board of Directors of Madeira Energia - MESA and Santo Antônio Energia -SAE (2017-2021); Member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021); Member of the Advisory Council of Costão do Santinho Resort (2016-2021); Member of the Advisory Board of the COPPEAD-UFRJ Business School (2005-2018);Executive Officer at Telefonica Brasil and Member of the Board of Directors of Telefonica Vivo (2010-2015); Chairman and General Officer at TVA (Abril Group) and Member of the Board of Directors at Tevecap (1997-2006) and Canbras, a joint venture between Abril and Bell Canada (1998-2002); General Officer and Member of the Board of Directors at Direct TV (1997-1999); Chief Business Officer at Walmart (1994-1997); and Chief Officer for Marketing, Sales, Business, Acquisitions and Human Resources at Mesbla (1978-1994).

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997), a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994) and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). Mr. Cândido is currently a member of our Board of Directors, Chairman of our Statutory Audit Committee and Chairman of our Investment and Innovation Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Directors of the hotel group Rafain, in the city of Foz do Iguaçu–PR, ofAthena Saúde S.A., of Expresso Princesa dos Campos and of Aebel. Previously, he was a member of the Board of Directors of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá - PR (2015-2019), at Grupo Positivo (2014-2016) and at Sistema de Saúde Mãe de Deus, in the state of Rio Grande do Sul - RS (2014-2015); Chief Executive Officer at Grupo Marista (2012-2013), at Grupo Paysage (2013-2015) and at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); and a professor and researcher at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013).

Carlos Biedermann. Mr. Biedermann was born on August 18, 1953. Mr. Biedermann attended the Executive Program of the Singularity University (2019) and the International Business Programme at INSEAD in France (1995). He holds a post-graduate degree in Financial Markets from Fundação Getúlio Vargas - FGV (1979) and Bachelors’ degrees in Accounting, from Unisinos (1977), and in Business Management and Public Management, from Universidade Federal do Rio Grande do Sul (1975). He is currently a member of our Board of Directors and Financial expert member of our Statutory Audit Committee. Mr. Biedermann has considerable experience as a board member in several sectors, including organizations such as Amcham/RS and the Association of Marketing and Sales Directors of Brazil - ADVB/RS. At present, he is Chairman of the Board of Directors of Brivia Dez and also has seats in the Board of Directors of Lojas Lebes, Madero and CFL Participações. He is a member of the Audit Committee of Suzano Papel e Celulose, Grupo Algar, Grupo Solar and Grupo Cornélio Brennand, Moinho Paulista, Banrisul and of Grupo Edson Queiroz. Mr. Biedermann also acts as Chairman of the Deliberative Council of Grêmio Foot-Ball Porto Alegrense. Additionally, he is an instructor at the Brazilian Institute of Corporate Governance - IBGC and a partner at Biedermann Consulting. Previously, he was Chairman of the Board of Directors of Trensurb (2019 -2021); Guest lecturer in the Post-MBA Corporate Governance Program at Unisinos (2017 - 2019); Member of the Advisory Board of Farmácias São João (2016 - 2019); Chairman of the Audit Committee of Instituto Brasileiro de Governança Corporativa - IBGC (2009 - 2014); Chairman (2013 - 2014) and member of the Board of the Young Presidents Organization - YPO (2009 - 2012 and 2015 - 2017); and Senior Partner at PricewaterhouseCoopers Auditing and Consulting (2002 - 2015).

Gustavo Bonini Guedes. Mr. Guedes was born on April 10, 1982. He holds a post-graduate degree in Election Law from Centro Universitário Curitiba (2009) and a Bachelor's degree in Law from Centro Universitário Autônomo do Brasil (2004). Mr. Guedes is currently a member of our Board of Directors. Additionally, he is a member of the Brazilian Academy of Election and Political Law - Abradep, founding partner at Bonini Guedes Advocacia and a Lawyer specialized in Public Law, with more than 15 years of experience in Electoral, Administrative and Public Management Law. Previously, he was President of the Election Law Institute of Paraná (2015-2016); a Professor at Escola Superior de Advocacia - ESA/PR (2008-2014); advisory member of the Election Law Commission of the Federal Council of the Brazilian Bar Association - OAB (2013-2015); and coordinator of the Election Law Department of Vernalha Guimarães e Pereira Advogados (2008-2015).

Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). Mr. Slaviero is currently our Chief Executive Officer, Member of the Investment and Innovation Committee, Member of the Sustainable Development Committee and Executive Secretary of the Company’s Board of Directors. Additionally, Mr. Slaviero serves as Chairman of the Board of Directors of our wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). He is also Chairman of the Board of Directors of F.D.A. Geração de Energia Elétrica S.A. and Full member in the consumption category of the Board of Directors of ONS. Previously he acted as Chairman of the Board of Directors of Copel Telecomunicações S.A. (2019-2021); Chief Executive Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Business Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Institutional Officer at Grupo Silvio Santos (2010-2017); General Director at Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); Chairman at the Brazilian Association of Radio and Television Broadcasters - ABERT (2006-2016); Executive Officer at Grupo Paulo Pimentel (2001-2010); and Programming and Production Manager at Grupo Paulo Pimentel (2000-2001).

Andriei José Beber. Mr. Beber was born on November 18, 1973. He holds an MBA in Business Management from Fundação Getúlio Vargas (2006); a PhD in Engineering, Concentration Area: Structures, from Universidade Federal do Rio Grande do Sul (2003); a Masters Degree in Engineering, Concentration Area: Structures, from Universidade Federal do Rio Grande do Sul (1999); and a Bachelor of Science in Civil Engineering from Universidade Regional de Blumenau (1997). He took several professional development courses at Instituto Brasileiro de Governança Corporativa - IBGC (Corporate Risk Management Course (2019), Advanced Course for Board Members (2018), Performance Monitoring Course (2018), Audit Committee Course (2017), and Certified Board Member Course (2016). He is a member of our Board of Directors, Chairman of our Sustainable Development Committee, and Member of our Minority Shareholders Committee. He is also Member of the Board of Directors and Coordinator of the Audit Committee of Tecnisa; Member of the Coordinating Committee - SC Chapter of IBGC; Member of the Supervisory Board of Usiminas; and Professor of the FGV Management Graduate Program of Fundação Getúlio Vargas. Previously, he was an Independent Board Member at AES Eletropaulo (2017-2018); Coordinator of the Graduate Course in Building Maintenance at Universidade do Vale do Itajaí (2004-2019); Board Member at Centrais Elétricas de Santa Catarina - CELESC S.A. (2010-2015); and Associate Researcher at Universidade Federal do Rio Grande do Sul (1999-2003).

Marco Antonio Bologna. Mr. Bologna was born on April 22, 1955. He holds a Bachelor degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (1978) and took an Extension course in Financial Services from Lloyds Bank PLC - Manchester Business School da University of Manchester (UK) (1988). At Companhia Paranaense de Energia - Copel, he is a member of our Board of Directors, our the Investment and Innovation Committee and of our Minority Shareholders Committee. Additionally, he is a member of the Board of Directors of Grupo Edson Queiroz, member of the Advisory Board of Grupo Cornélio Brennand and of Grupo Silvio Santos and Board Member at the non-governmental organization Amigos do Bem. He also acts as Strategy, Finance and Governance Consultant of Grupo F. A. Oliva/Astra and Partner of Grupo Galapagos. Previously, he was President of Grupo Banco Fator - Banco de Investimento, Corretora de Valores, Administração de Recursos e Seguradora (Investment Bank, Brokerage House, Asset Management and Insurance Company) (2015-2018); Member of the Board of Directors and Coordinator of the Audit Committee of Suzano Papel e Celulose S.A. (2006-2018); Chairman of the Board at TAM S.A. (2014-2016); Member of the Board at Multiplus Empresa de Fidelização S.A. (2013-2016); President of TAM S.A. - Holding Company (2010-2015); President of TAM S.A. and TAM Linhas Aéreas S.A. (2004-2007 and 2012-2013); Member of the Board at TAM S.A. (2009-2012); Member of the Board at TAM Aviação Executiva S.A. (2008-2012); CEO of Wtorre S.A. (2008) and Member of the Board of Wtorre Commercial Properties (2009-2011); Member of the Board of Directors of IATF - IATA Tranning Fund (Geneva) (2010-2011); CEO of TAM Aviação Executiva (2009-2010); Advisor of TAM Empreendimentos e Participações - Holding Company (Amaro family) (2003-2009); Member of the Board of Directors of Banco Daycoval S.A. (2007-2008); Member of the Board of Directors of Interprint S.A (2006-2007); CEO of Banco VR and Chief Financial Officer of Grupo VR (Szajman family) (2003); and CFO of TAM S.A. and TAM Linhas Aéreas S.A. (2001-2003).

Fausto Augusto de Souza. Mr. Souza was born on November 04, 1980. He holds an Executive MBA in Management - Electricity Sector from Fundação Getúlio Vargas (2019), a Master's degree in Electrical Engineering from Universidade Federal do Paraná (2015), a Bachelor's degree in Electrotechnical Engineering fom Universidade Tuiuti do Paraná (2011) and a Specialization in Automation and Industrial Process Control from Universidade Tecnológica Federal do Paraná (2005). He formerly took courses in Technologist in Electrotechnics: Automation and Industrial Drives (2003) and Technician in Electrotechnics at Universidade Tecnológica Federal do Paraná (1999). He is currently a member of our Board of Directors and Sustainable Development Committee. He also serves as Electro-technical Technician at Copel Distribuição S.A. Previously he was a member of the Permanent Commission of the Ecoefficiency Program at Companhia Paranaense de Energia - Copel (2017-2018); Substitute Professor of the Electrical Engineering, Control and Automation Engineering and Industrial Automation Technology courses at Universidade Tecnológica Federal do Paraná - UTFPR (2013-2015); Professor and researcher of the Electrical Engineering and Control and Automation Engineering courses at Unisociesc - Curitiba campus (2016-2017); and Professor of the Electrical Engineering and Systems Analysis course at Universidade Unicesumar - Curitiba (2018-2020).

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets fortnightly and is responsible for the daily management of the Company. Each Executive Officer also has individual responsibilities established by the Board’s rules of procedure.

According to our bylaws, our Board of Executive Officers consists of seven (7) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2023. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Institutional Relations Officer	2019
Vicente Loiácono Neto	Chief Governance, Risk and Compliance Officer	2018
David Campos	Chief Assistant Communications Officer.	2019

The following are brief biographies of the current members of our Board of Executive Officers:

Daniel Pimentel Slaviero. Mr. Slaviero has been our Chief Executive Officer since January 8, 2019. For biographical information regarding Mr. Slaviero, see “—Board of Directors”.

Ana Letícia Feller. Ms. Feller was born on October 15, 1977. She received an MBA degree in Leadership with emphasis in Management, from Estação Business School (2015); a Post-graduate degree in Management with emphasis in Strategic People Management, from FAE Centro Universitário (2009); and a Post-graduate degree in Labor Law, from Unibrasil (2005). She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná (2000). She is currently our Chief Business Management Officer; as well as Member of the Board of Directors of Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). Ms. Feller has worked for us since 2002, first as a lawyer and also as Member of the Board of Directors of Copel Telecomunicações (2019-2021); Assistant to the Chief Business Management Officer (2017-2018); Chair of the Permanent Compensation Committee (2017-2018); Chair of the Management Committee (2017-2018); Human Resources Chief Official (2007-2010 and 2013-2017); and member of the Ethical Guidance Council (2006-2008 and 2010-2012). Additionally, she was an alternate member of the Deliberative Council of Fundação Copel de Previdência e Assistência Social (2014-2018).

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took a professional development course at Instituto Brasileiro de Governança Corporativa - IBGC (2020 and 2018), at Fundação Dom Cabral (2019), at Duke’s Fuqua School of Business (2010) and at Harvard Business School (2007). He received a post-graduate degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro – Unítalo (1985). Mr. Moura is currently Copel’s Chief Financial and Investor Relations Officer. He is also Chief Financial and Investor Relations Officer of Copel Geração e Transmissão S.A.; Chief Financial Officer of Copel Distribuição S.A.; Chief Financial Officer of Copel Comercialização S.A.; and Chief Financial Officer of Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously, he was Vice-president and Chief Management, Financial and Investor Relations Officer at Elecrolux for Latin America (2003-2017); Chief Management, Financial and Investor Relations Officer at Electrolux do Brasil (1999-2003); Controller at Electrolux do Brasil (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers)(2013-2015); member of the Board of Directors at CTI (2011-2017) and at Eletros (2013-2015); member of the Supervisory Board at Gafisa (2009-2014); Tenda (2009-2014); and Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná – FAE (1995); and auditor and consultant at Arthur Andersen (1982-1997).

Cassio Santana da Silva. Mr. da Silva was born on August 14, 1978. He holds a Bachelor’s degree in Business Administration from Universidade Federal do Paraná - UFPR (2002); and an Executive MBA from Fundação Getúlio Vargas - Rio de Janeiro (2003). He is currently Copel’s Chief Business Development Officer and a member of the Board of Directors of Copel Geração e Transmissão S.A. Previously, he held leading positions in many multinational companies, such as Business Unit Manager at Telefônica Brasil S.A. (2014-2019); Senior Brand and Trade Manager at Kimberly Clark (2011-2013); Marketing and Trade Marketing Manager at Danone Northeastern Business Unit (2009-2011); National Trade Marketing Manager at Danone (2008-2009); Trade Marketing Manager at Philip Morris (2007-2008); Regional Sales Manager at Ambev in the Dominican Republic (2006-2007); and Trade Marketing Manager (2005-2006) at AmBev.

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa holds a post-graduate degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConstand a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He is currently Copel’s Chief Legal and Regulatory Officer, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously he acted as Chief Executive Officer at Copel Renováveis S.A. (2019-2021); Member of the Board of Directors of Copel Renováveis S.A., as Executive Secretary (2019-2021); Visiting Professor of Corporative Law for the first graduate studies module at Pontifícia Universidade Católica do Paraná - PUC/PR (2018); Vice President of the Câmara de Arbitragem, Mediação e Conciliação Societária do Brasil - Cambra (1st Brazilian Corporate Chamber of Arbitration, Mediation and Conciliation) (2017-2018); Member of the Board of Directors, elected member of the Executive Board and member of the Auction Committee of the Commercial Registry of the State of Paraná (2015-2018); Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer for CS Bioenergia S.A. (2015-2018); Professor at the Centro de Estudos da Administração Pública - Ceap (Public Administration Studies Center) (2014) and visiting professor of Public Administration; Member of the Political Council (2013-2016) and Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) (2011-2016) at the State of Paraná Trade Association; Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); Member of the Board of Directors of the Instituto Paranaense de Direito Eleitoral - Iprade (Electoral Law Institute of Paraná) (2010); Member of the Electoral Law Committee of the Brazilian Bar Association - State of Paraná - OAB/PR (2010); Founding partner at Vieira Barbosa & Carneiro law office (2009); and Legal adviser and referee to legal and individual entities directly and indirectly connected to the Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He holds a Master’s Degree in Business Law and Citizenship from Centro Universitário Curitiba - Unicuritiba (2021); a post-graduate degree in Civil Procedure Law - Great Transformations from Universidade do Sul de Santa Catarina (2010), and a Bachelor’s degree in Law from Faculdades Integradas Curitiba (2007). Mr. Loiácono is currently Copel’s Chief Governance, Risk and Compliance Officer. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Advisor to the Chief Executive Office (2017-2018) and to the Chief Legal Office (2013); and as Member of the Ethical Guidance Council (2014). He also was Coordinator of the Risk and Compliance Committee of Instituto Brasileiro de Executivos de Finanças no Paraná - IBEF-PR (2020-2021); member of the Comission on Corporate Compliance and Anti-corruption of the Brazilian Bar Association - OAB-PR (2019-2021); member of the Comission of Employee Lawyers of the Brazilian Bar Association - OAB-PR (20219-2021); member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); and deputy coordinator of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) at the State of Paraná Trade Association (2014-2016).

David Campos. Mr. Campos was born on November 05, 1969. Mr. Campos received a Bachelor’s degree in Social Communication - Journalism from Universidade Estadual de Ponta Grossa - UEPG (1990). He is currently Chief Assistant Communications Officer at Companhia Paranaense de Energia - Copel. Previously he acted as Chief Communication Official at Itaipu Binacional (2017); Municipal Secretary of Social Communication at Curitiba Municipality (2011-2012); Head of the Mayor’s Office in Curitiba (2010); Chief Journalist at the State of Paraná Legislative Assembly (2001-2009); Secretary of Social Communication for the State of Paraná (1999-2000); and Municipal Secretary of Social Communication at Curitiba Municipality (1997-1998).

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

The following table lists the curent and alternate members of the Supervisory Board, who were appointed at the 66th annual shareholders' meeting, held on April 29, 2021. The term of all members of the Supervisory Board indicated below will expire in April, 2023.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Eduardo Badyr Donni	2021
Raphael Manhães Martins	2021
Alternates
João Luiz Giona Junior(1)	2018
Otamir Cesar Martins	2018
Verônica Peixoto Coelho	2021
Estevão de Almeida Accioly	2019
Cristiane do Amaral Mendonça	2021

(1) João Luiz Giona Junior resigned on December 21, 2021.

AUDIT COMMITTEE

Pursuant to Rule 10A-3 under the Securities Exchange Act and our bylaws, our Audit Committee consists of three (3) members, each of whom serves a term of two years, and may be re-elected up to two consecutive times. Pursuant to the rules of procedure of the Audit Committee, the members of this committee are appointed by, and may be replaced by, a resolution taken by our Board of Directors. The members of the Audit Committee are Mr. Marco Antônio Barbosa Cândido (chairman), Mr. Luiz Claudio Maia Vieira and Mr. Carlos Biedermann. The Audit Committee is responsible for auditing and supervising the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for internal auditing of the Company and reviewing the effectiveness of our internal control and risk management procedures and staff.

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

Member	Position	Date of Appointment
Marcos Leandro Pereira	Chairman	04.29.2021
Robson Augusto Pascoalini	Member	04.29.2021
Durval Jose Soledade Santos	Member	10.01.2021

INVESTMENT AND INNOVATION COMMITTEE (“CII”)

In 2021, Copel created the Investments and Innovation Committee (“The CII”), an advisory body to the Board of Directors, and approved the Investment Policy to improve capital allocation, an essential tool for the execution of our Strategic Guidelines of sustainable growth, value generation for shareholders and the longevity of our energy business. The policy establishes criteria for the selection, prioritization, evaluation, approval and monitoring of investments. As such, the development of projects takes this Policy and our Strategic Guidelines into account. Our Investment Policy is available in our website ri.copel.com/en/.

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

Member	Position	Date of Appointment
Daniel Pimentel Slaviero	Member	05.06.2021
Marco Antônio Barbosa Cândido	Chairman	05.06.2021
Marco Antonio Bologna	Member	05.06.2021

SUSTAINABLE DEVELOPMENT COMMITTEE (“CDS”)

The Sustainable Development Committee (“CDS”) is an independent and permanent body that advises the Board of Directors in relation to Copel and its wholly-owned subsidiaries. CDS may interact with companies directly or indirectly controlled by us when determined by the Board of Directors. CDS role, operation and composition are determined by internal policies approved by the Board of Directors. Among its activities, we highlight the assistance to the set of guidelines, policies and principles for the management of personnel and the sustainable development of the Company and its sudisidiaries, focusing on social, environmental and governance (ESG) matters, based on best market practices.

Member	Position	Date of Appointment
Andriei José Beber	Chairman	05.06.2021
Daniel Pimentel Slaviero	Member	05.06.2021
Fausto Augusto de Souza	Member	05.06.2021
Marcos Leandro Pereira	Member	05.06.2021

MINORITY SHAREHOLDERS COMMITTEE (“CDM”)

The Minority Shareholders' Committee (“CDM”) is an independent and permanent body that advises the Board of Directors. CDM role, operation and composition are detailed in internal policies approved by the Board of Directors.

Member	Position	Date of Appointment
Leila Abraham Loria	Chairman	06.16.2021
Andriei José Beber	Member	06.16.2021
Marco Antonio Bologna	Member	06.16.2021

COMPENSATION OF DIRECTORS, OFFICERS, SUPERVISORY BOARD MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian Corporate law, the total compensation of the Board of Directors, Executive Board and Supervisory Board is established annually by our general shareholders meeting. Under paragraph 3 of section 162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to, or greater than, 10% of the average compensation paid to the members of our Executive Board (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2020 15% of the monthly compensation of the Chief Executive Officer. Finally, the members of our Audit Committee (who are also members of our Board of Directors) received the monthly compensation paid to the members of the Supervisory Board plus R$5,000.00.

For the year ended December 31, 2021, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Supervisory Board was R$12.94 million, of which 75.92% was for our Board of Executive Officers, 17.87% was for our Board of Directors, and 6.21% was for our Supervisory Board, as approved by our 66th annual shareholders’ meeting held on April 29, 2021.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2021	2020	2019	2021	2020	2019	2021	2020	2019
Number of members(1)	9.17	9.00	8.33	7.00	7.00	7.00	5.17	5.00	5.00
Total Salary	756.83	641,1	514.7	4,993.50	4,995,0	4,976.8	659.43	659,4	659.2
Largest Salary	227.83	227,80	230.3	879.23	879,2	1,731.4	131.89	131,9	171.4
Smallest Salary	43.23	131,9	158.3	388.42	389,9	805,6	43.23	131,9	158.3
Average Salary	157.39	181,4	224.6	713.36	713,6	1,409.7	106.73	131,9	161.8
Compensation for attending committees(2)	1,099.68	1183,6	1,005.2	-	-	-	-	-	-
Others(3)	456.46	451,9	340.0	4,834.56	2,106.0	2,059.5	144.31	145,8	147.5
Total(4)	2,312.98	2,276.6	1,871.9	9,828.06	9,360.0	9,868.0	803.74	805,2	809.1

(1) This figure corresponds to the average number of members per year.

(2) Refers to Statutory Committees.

(3) Refers to Private Pension Contribution, Assistance Plan for all members and Representation Grant for Executive Officers.

(4) Comprises Total Salary, Compensation for attending committees and Others.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

On December 31, 2021, we had 6,383 employees, compared to 6,667 employees on December 31, 2020 and 7,095 employees on December 31, 2019. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 6,538 employees as of December 31, 2021.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2021	2020	2019
Generation and transmission	1,523	1,533	1,620
Distribution	4,430	4,641	4,964
Telecommunications	0	355	412
Services	217
Corporation staff and research and development	169	96	61
Other employees	44	42	38
Total employees of Copel and wholly-owned subsidiaries	6,383	6,667	7,095
Compagas	133	142	148
Elejor	7	7	7
Araucária	15	17	16
Total	6,538	6,833	7,266

All of our employees are covered by collective bargaining agreements that we renegotiate annually with the unions that represent the various employee groups. In 2020, we negotiated and signed labor agreements with the unions representing our employees. These new bargaining agreements became effective in October and will be in place for a period of two years. We agreed to salary increases of 3.89% in 2020 compared to 2019 salaries, and of 10.78% in 2021, in comparison to 2020.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2021, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on the company meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2021 fiscal year was R$290.1 million. The amount of profit-sharing distributions accrued and approved for the 2020 fiscal year was R$420.0 million.

In November 2020, the auction for the sale of Copel Telecom was held. The sale was part of the Company's policy to divest non-strategic assets and focus on businesses and services in the energy sector. A Voluntary Dismissal Initiative (Programa de Demissão Voluntária – “PDI”) was created for the remaining employees of Copel Telecom, reducing the number of employees that were relocated within other entities affiliated to COPEL. The program included three phases:

Phase 1: targeted active employees that joined Copel Telecom as of May 31, 2021. The opt-in period began on August 18 to 31, 2021 and the employment contracts of those that adhered to this phase was terminated on February 15, 2022.

Phase 2: target active employees that joined Copel Telecom between January 1, 2019 and May 30, 2021. The opt-in period for this phase was from September 21, 2021 to October 5, 2021 and contract termination for employees that opted in occurred on February 15, 2022.

Phase 3: target the remaining employees of Copel, and adopted categorization based on age and time in the company in descending order as of September 30, 2021. The opt-in period for this phase was from October 11 to October 22, 2021. The termination of employment for those who opted in took place on February 15, 2022.

In total, 461 employees opted into the PDI, resulting in a cost of R$139.2 million in severance pay and a potential reduction of R$153.9 million in annual costs in comparison to the realocation of such employees within our economic group.

On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program, or Prêmio Por Desempenho (“PPD”) directed at aligning efforts throughout different organizational levels to the company's strategic objectives. The first cycle of the program began on January 1, 2020 and ended on December 31, 20. Payment occurred in April 2021. The results obtained at the end of this first cycle show that 61% of Copel's areas met or exceeded the our set goals and the Goal Achievement Index average (Indice de Cumprimento de Metas or “ICM”) was 100.58%.

SHARE OWNERSHIP

As of March 31, 2022, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of March 31, 2022 and their respective share ownership as of such date, considering shares traded on the B3. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by the Company on March 31, 2022.

Number of shares(1)
	Common	Class A	Class B	Units
Board of Directors
Marcel Martins Malczewski
Daniel Pimentel Slaviero	-		-	-
Marco Antônio Barbosa Cândido	-		-	-
Carlos Biedermann	-		-	-
Gustavo Bonini Guedes	-		-	-
Marco Antonio Bologna	-		-	-
Leila Abraham Loria	-		-	-
Andriei José Beber	-		-	-
Fausto Augusto de Souza
Executive Officers
Daniel Pimentel Slaviero	-		-	-
Ana Letícia Feller	-		-	-
Adriano Rudek de Moura	-		13.200	17.100
Cassio Santana da Silva	-		-	-
Eduardo Vieira de Souza Barbosa	-		-	-
Vicente Loiácono Neto	-		-	-
David Campos	-		-	-
Supervisory Board – Members
Demetrius Nichele Macei	-			-
Harry Françóia Júnior	-		-	-
José Paulo da Silva Filho	-		-	-
Eduardo Badyr Donni	-		-	-
Raphael Manhãs Martins	-		9.900	-
Supervisory Board – Alternates
Otamir Cesar Marins
Estevão de Almeida Accioly	-		-	-
Veronica Peixoto Coelho	-		-	-
Cristiane do Amaral Mendonça	-		-	-
-

(1) Considers the share split and the shares held directly or indirectly.

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2021, the State of Paraná directly owned 69.66% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors.

On December 31, 2021, BNDESPAR owned directly 12.44% of our Common Shares.

The following table, sets forth certain information regarding the ownership of our Common Shares on December 31, 2021:

Shareholder	Common shares(1)
	(thousands)	(% of total)
State of Paraná	734,305	69.7
BNDESPAR	131,162	12.4
Eletrobras	15.308	1.5
Traded as ADSs	43,115	4.1
Traded in the B3 (Brasil, Bolsa, Balcão)	126,654	12.0
Traded in the B3 (Brasil, Bolsa, Balcão) – All directors and officers as a group(2)	17	-
Other	3,539	0.3
Total	1.054.090	100.0

(1) Considers shares held through Units or ADS.

(2) On December 31, 2021, our directors and officers held an aggregate of 17,100 Common Shares.

The following table, sets forth certain information regarding the ownership of our Class B Shares on December 31, 2021:

Shareholder	Class B Shares(1)
	(thousand)	(% of total)
State of Paraná	115,970	6.9
BNDESPAR	524,646	31.2
Eletrobras	-	-
Traded as ADSs	172,460	10.3
Traded in the B3 (Brasil, Bolsa, Balcão)	863,945	51.5
Traded in the B3 (Brasil, Bolsa, Balcão) All directors and officers as a group (2)	92	–
Other	2,223	0.1
Total	1,679,336	100.0

(1) Considers shares held through Units or ADS.

(2) On December 31, 2021, our directors and officers held an aggregate of 91,500 Class B Shares.

As of March 31, 2022, 1.82% of Common Shares, 19.62% of Class B Shares and 1.29% Units were held by United States residents registered at B3 and Unit ADSs listed on the NYSE represented 15.67% of all outstanding Units.

Our total share capital remained unchaged over the past fiscal year. Upon our migration to Level 2 of Governance Standards of B3, in December 2021, the holder of Preferred Shares holder were granted restricted voting rights in relation to certain matters. As of today, each Unit gives its holder equal rights to the underlying 1 Common Shares and 4 Class B Shares, as follows: (i) each Common Shares has one voting right in any shareholder meeting (1 Unit = 1 vote); and (ii) each Class B Share has restricted voting right,s in regards to certain fundamental matters when discussed in a shareholders’ meeting, as further detailed in “Item 10. Additional Information. Memorandum and Articles of Association. Voting Rights”.

Unitization

On April 23, 2021, the Board of Directors approved, the conversion of shares and the formation of share deposit certificates (“Units”) under the 1st Share Conversion and Share Deposit Certificate Formation Program (“1st Units Program” or “Program”). During the request period, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the creation of 248,134,108 Units. In addition, the State of Paraná, as the controlling shareholder, after the request period, required (i) the conversion of 115,969,784 common shares into Class B preferred shares; and (ii) the creation of 28,992,446 Units, in the book-entry environment. After the conversion, the State of Paraná maintains its participation of 31.1% in the total capital of the Company, bout of which 5.3% sre Units. The Board of Directors approved (i) the ratification of the capital stock, fully subscribed and paid up, in the amount of R$10,800,000,000.00, which, after the conversion of shares, represented by 2,736,553,750 shares, without par value, being 1,054,090,460 common shares, 3,128,000 class “A” preferred shares, and 1,679,335,290 class “B” preferred shares; and (ii) the total formation of 277,126,554 Units.

Each Unit comprises four Class B shares plus one Common share. In the United States, each Unit is represented by an ADS issued by the Depositary pursuant to a Deposit Agreement by and among Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbol “ELP”. In addition to NYSE and B3, in 2021, Latibex also started trading the Units, under the symbol “XCOPU”.

The following table, sets forth certain information regarding the ownership of our Units ADSs on December 31, 2021:

Shareholder	UNITs
(thousands)
State of Paraná	28,992
BNDESPAR	131,162
Eletrobras	-
Traded – as ADSs	43,344
Traded in the B3 (Brasil, Bolsa, Balcão)	32,587
Other	-
Traded in the B3 (Brasil, Bolsa, Balcão)All directors and officers as a group(1)	17
Total	235,874

(1) On December 31, 2021, our directors and officers held an aggregate of 17,100 Units.

Since the Conversion Offers were consummated on April 23, 2021 only Units ADS are being traded on the NYSE, while all Class B ADSs are no longer traded.

Share Split

On March 11, 2021, acting at an Extraordinary Shareholders’ Meeting, the shareholders of Copel approved the splitting of our shares, pursuant the Brazilian Corporate Law, in the proportion of one share to ten shares, so that for each one share issued by the Company, nine new shares of the same class and type would be credited (the "Share Split"). The shares were traded ex-Share Split as of March 12, 2021 (inclusive), and the shares resulting from the Share Split were credited to the shareholders on March 16, 2021. Considering that the Share Split was carried out in such a way that each share we issued was split into ten shares of the same type and class, there was no surplus resulting from fractions of shares.

The Share Split did not affect our capital stock, which remained at R$10,800,000,000.00 as of March 12, 2021 or impacted any rights of holders of Copel shares. After the Share Split, our capital stock was represented by 2,736,553,750 shares with no par value, of which 1,450,310,800 Common Shares and 1,286,242,950 Preferred Shares and, of these, 3,267,520 Class A Shares and 1,282,975,430 are Class B Shares. Our management took the necessary measures to implement the Share Split of the ADRs.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Government of the State of Paraná

On August 10, 2021, the State of Paraná fully settled the debit balance, updated pro-rata die, of the CRC Account relating to the CRC Agreement in the amount of R$1,431.2 million.

For additional information, see Note 8 to our audited consolidated financial statements.

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 12.4% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Compagas, Cutia and all debentures issued by Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries.

As of December 31, 2021, we had an aggregate of R$2,447.6 million in outstanding net debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 22, 23 and 37 to our audited consolidated financial statements, as well as Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

Transactions with Joint Ventures and Affiliates

We have operation and maintenance services agreements, transmission system connection agreements and contracts for the use of transmission system with our Joint Ventures and, also, operation and maintenance services agreements, connection to the transmission system contracts and power purchase and sale agreements signed with our Affiliates, as described on Note 37 to our audited consolidated financial statements. We also have dividend amounts receivable from these investees, as presented in the same note.

Transactions with Other related parties

Fundação Copel

Fundação Copel is a closed pension fund sponsored by Copel, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2021, Copel made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans. For more information, see Notes 24 and 37 to our audited consolidated financial statements.

Transactions with Key management staff

The fees and social security charges and the pension and healthcare plans expenses with the Management are presents at Notes 33.2 and 24.3 to our audited consolidated financial statements.

Item 8. Financial Information

See pages F-1 through F-134.

A. Consolidated Financial Information

See “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when the Company has a present obligation (legal or constructive) resulting from a past event; it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2021, our provisions for such risks were R$1,597.4 million. However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2021, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was approximately R$5,477.5 million, of which R$275.2 million correspond to labor claims; R$3.5 million to employee benefits; R$1,400.5 million to regulatory claims; R$3,237.3 million to civil claims; and R$561.0 million to tax claims. For more information, see Note 30 to our audited consolidated financial statements.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2021, we had provisioned R$110.1 million to cover expected losses related to these lawsuits.

Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions for the period between 2000 and 2006. In these proceedings, we estimate the amount of our expected loss to be R$29.8 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2021, we have provisions totaling R$569.8 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2021, we have provisions totaling R$103.1 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits related to accidents involving equipment used in our electricity transmission and distribution grids and vehicle accidents (see Note 30.1 to our audited consolidated financial statements). As of December 31, 2021, we have provisions totaling R$433.4 million reflecting the expected losses related to these lawsuits.

We are also party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2021, we have provisions totaling R$263.1 million reflecting the expected losses related to these lawsuits.

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

Calculation of Adjusted Net Profit

Annual dividends are payable from our adjusted net profit for such period. Brazilian Corporate Law defines “net profit” for any fiscal year as the profits of a fiscal year after the deduction of income and social contribution taxes for that fiscal year and after the deduction of any amounts allocated to employees’ and management’s participation in our results in such fiscal year. The “net profit” for a relevant fiscal year is subject to adjustment by the addition or subtraction of amounts allocated to legal and other reserves, the result of which is known as our adjusted net profit.

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

On December 31, 2021, our legal reserve was R$1,457.1 million, or approximately 13.5% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments”. The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by Copel in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. In 2021, our adjusted net profits used to calculate our dividends was increased by R$46.6 million as a result of said realization.

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

To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders. Holders of Units are paid dividends equal to those of their underlying shares.

Payment of Dividends

We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, we must pay dividends to shareholders of record within 60 days of the date of the shareholders meeting that declared the dividends. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount of dividends paid to holders of Units may be substantially reduced due to inflation.

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements, in accordance with the Company's dividend policy. Any payment of interim dividends counts towards the mandatory dividend for the year in which the interim dividends were paid. In accordance with our dividends policy, Board of Directors should approve at least once a year interim dividends.

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

In order to be eligible to receive amounts remitted in foreign currency outside of Brazil, shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares. The Units underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

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

The table below, sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	622,523	0.21723600	0.25250700	0.23900000	-
2015	Jun 2016	326,795	0.11371600	0.25250700	0.12547300	-
2016	Jun 2017	282,947	0.09853900	0.28905000	0.10841000	-
2016	Dec 2017	223,266	0.07792700	-	0.08593200	-
2017	Aug 2018	266,000	0.09262400	0.28905000	0.10188700	-
2017	Aug 2018	23,401	0.00817700	-	0.00899600	-
2018	Jun 2019	280,000	0.09751500	0.28905000	0.10727000	-
2018	Jun 2019	98,542	0.03443500	-	0.03788100	-
2019	Jun 2020	321,500	0.11211739	0.19732848	0.12334596	-
2019	Sep 2020	321,500	0.11211739	0.19732848	0.12334596	-
2020	Sep 2020	781	-	0.23912059	-	-
2020	Aug 2021	807,500	0.28183240	0.31001564	0.31001564	-
2020	Aug 2021	210,276	0.07231977	0.14384143	0.07955175	0.39052677
profit reserves (*)	Apr 2021	1,250,000	0.43627306	0.47990038	0.47990038	-
profit reserves (*)	Aug 2021	123,257	0.04301883	0.04732072	0.04732072	-
profit reserves (*)	Aug 2021	134,192	0.04683557	0.05151910	0.05151910	-
2021 (**)	Nov 2021	1,197,002	0.08249641	0.09074606	0.09074606	0.44548065
2021 (**)	Nov 2021	239,636	0.41207756	0.45328533	0.45328533	2.22521888
profit reserves (***)	until 7/31/2022	283,173	0.09748467	0.10723314	0.10723314	0.52641723
2021 (***)	until 7/31/2022	1,368,675	0.47117031	0.51829476	0.51829476	2.54435609

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per shares (US$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	234,366	0.08178450	0.09506325	0.08997816	-
2015	Jun 2016	83,691	0.02912211	0.06466580	0.03213302	-
2016	Jun 2017	86,818	0.03023503	0.08869013	0.03326378	-
2016	Dec 2017	68,505	0.02391059	-	0.02636679	-
2017	Aug 2018	81,618	0.02800000	0.08737908	0.03080018	-
2017	Aug 2018	7,074	0.00247189	-	0.00271947	-
2018	Jun 2019	72,262	0.02516646	0.07459740	0.02768401	-
2018	Jun 2019	25,431	0.00888691	-	0.00977625	-
2019	Jun 2020	79,763	0.02781586	0.04895638	0.03060162	-
2019	Sep 2020	79,763	0.02781586	0.04895638	0.03060162	-
2020	Sep 2020	150	-	0.04601393	-	-
2020	Aug 2021	155,387	0.05423296	0.05965625	0.05965625	-
2020	Aug 2021	40,463	0.01391648	0.02767938	0.01530813	0.07514899
profit reserves (*)	Apr 2021	219,402	0.07657541	0.08423295	0.08423295	-
profit reserves (*)	Aug 2021	21,634	0.00755074	0.00830582	0.00830582	-
profit reserves (*)	Aug 2021	23,554	0.00822066	0.00904272	0.00904272	-
2021 (**)	Nov 2021	220,061	0.01516645	0.01668310	0.01668310	0.08189886
2021 (**)	Nov 2021	44,056	0.07575791	0.08333370	0.08333370	0.40909271
profit reserves(***)	until 7/31/2022	50,743	0.01746881	0.01921569	0.01921569	0.09433155
2021(***)	until 7/31/2022	245,260	0.08443156	0.09287604	0.09287604	0.45593694

(*) US$ based on the exchange rate of 3/31/2021 (**) US$ based on the exchange rate of 9/30/2021 (***) US$ based on the exchange rate of 12/31/2021

Item 9.	The Offer and Listing

The principal trading market for our shares (including our Class B Shares, Common Shares and Units) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” our Class B Shares trade under the symbol “CPLE6” and our Units shares, each representing four Class B shares plus one Common share, trade under the symbol “CPLE11”. On March 31, 2022, approximately 188,638 shareholders owned our CPLE6 shares, 65,854 owned CPLE3 shares and 11,436 owned Units in B3.

In the United States, our Units are in the form of ADSs, issued by the Depositary pursuant to the Deposit Agreement by and between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbol “ELP”.

On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. In 2021, Latibex also started trading the Units, under the symbol “XCOPU”. The shares trade under the symbols “XCOP,” XCOPO and XCOPU.

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

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in a newspaper. As provided by Brazilian Corporate Law, publications have to be made in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 21 calendar days prior to the scheduled meeting date. We make local notices in the Folha de Londrina.

In order for a shareholders’ meeting to be held on first call, shareholders representing at least one-quarter of the voting capital have to be present, except as otherwise provided for under Brazilian law. If no such quorum is verified, a second meeting may be called by notice given at least 8 calendar days prior to such meeting and in accordance with the same rules of publication previously described. The quorum requirements will not apply to a second meeting, subject to the minimum quorum and voting requirements for certain matters, as discussed as follows. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

This right of withdrawal arises if any of the following matters are decided upon at a shareholders' meeting:

•	creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, as of the this date, is not the case;
•	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;
•	reduction of the mandatory dividend;
•	consolidation or merger into another company;
•	participation in a group of companies (grupo de sociedades), as defined by Brazilian Corporate Law;
•	the transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
•	changes to our corporate purpose; or
•	a spin-off that results in (a) a change to our corporate purpose (unless the spin-off company's assets and liabilities are transferred to a company that has substantially the same corporate purpose); (b) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (c) any participation in a group of companies.

The right of withdrawal also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders' meeting that approved the spin-off or merger.

Preferred Shares Rights

Pursuant to Brazilian Corporate Law, each preferred share of a class that is admitted to trading on a Brazilian stock exchange must have the certain rights under the Company’s bylaws.

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Article202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share; (v) the preferred shares will acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled; and (vi) each Unit receives dividends for its underlying 1 Common Share and 4 Class B Shares. For more information on our dividend policy, see “Item 8. Financial Information – Dividend Payment.”

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

Furthermore, in accordance with our bylaws holders of preferred shares are entitled to voting rights in regards of specific matter discussed in a shareholders’ meeting:

•	Change in Copel’s corporate type into another, as well as incorporation, merger or spin-off.
•	Agreements between Copel and its controlling shareholder, directly or through a third party, or an entity influenced by the controlling shareholder, when such agreements shall be discussed in a shareholders’ meeting by force of statute or our bylaws.
•	Appraisal of assets for paying in Copel’s capital increase.
•	Choice of an entity to be hired for the assessment of the economic value of Copel.
•	Change or revocation of articles in our bylaws that alter or modify any of the requirements set forth in item 4.1. of the regulation of the Level 2 of B3, while the Level 2 participation contract is still in effect.
•	Appointment and removal of a member of the Board of Directors in a separate election, when requested by shareholders which have preferred shares equal to at least 10% of the Copel’s total shares.

Exclusion or change in our bylaws aimed to suppress the right set forth in article 28, XXIX of our bylaws, which provides for the adoption of the full tariff set by a granting authority, requires the approval of most of the preferred shares. Holders of Units may exercise their voting rights in accordance with its underlying shares.

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

Liability of the Shareholders for Further Capital Calls

Neither Brazilian Corporate Law nor our bylaws provide for capital calls after shares are paid in. The shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

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

A shareholder may choose, in its individual discretion, to hold its shares through B3. Shares and Units are added to the B3 system through Brazilian institutions that have clearing accounts with the B3. Our shareholder registry indicates which shares and Units are listed on the B3 system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the B3 and is treated in the same manner as the other registered shareholders.

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

Regulation of and Restrictions on Foreign Investors

Foreign investors face no legal restrictions barring them from holding Common Shares, Class A Shares, Class B Shares, Units or ADSs.

The ability to convert into foreign currency dividend payments and proceeds from the sale of Common Shares, Preferred Shares or Units or from the exercise of preemptive rights, and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Brazilian Central Bank. Any foreign investor who registers with the CVM in accordance with CMN Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

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

Arbitration

As provided for in our bylaws, we, our shareholders, directors, officers and members of the supervisory board shall resolve through arbitration any dispute or conflict that may arise between them, regarding, among others, the application, validity, effectiveness, interpretation, violation and corresponding effects of the provisions of our bylaws, of the current applicable law, of the rules applicable to the capital markets in general, as well as those of the regulation of the level 2 of corporate governance of B3 S.A. (Brasil, Bolsa, Balcão) (“Level 2”), of the Level 2 participation contract, and of the Sanctions and the Arbitration Regulations of the B3 Market Arbitration Chamber.

Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

Exchange Controls

The ownership of Class A Shares, Class B Shares, Common Shares or Units of the Company by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law, as described below.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Itaú Unibanco S.A., as custodian for the Units represented by ADSs (“Custodian”), or holders who have exchanged ADSs for Units from converting dividends, distributions or the proceeds from any sale of such Units, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Units underlying the ADSs.

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

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Brazilian Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Units upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil”.

An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Units represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Units, such holder must seek to obtain its own electronic registration with the Brazilian Central Bank.

Pursuant to Brazilian Central Bank Resolution No. 4,373/2014, the withdrawal of Units upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Units. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Units with the Brazilian Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes”.

Thereafter, any holder of Units may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Units, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares, Units or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares, Preferred Shares, Units or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Common Shares, Preferred Shares, Units or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares, Units or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares, Preferred Shares, Units or ADSs. Prospective holders of Common Shares, Preferred Shares, Units or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares, Units or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares, Units or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). It is based on Brazilian law currently in effect, which is subject to differing interpretations and changes that may apply retroactively. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Common Shares, Preferred Shares, Units or ADSs.

Taxation of Dividends

Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Units underlying ADSs or (ii) to a Non-Brazilian Holder in respect of Common Shares, Preferred Shares or Units generally will not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained.

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Units, including payments to the Depositary in respect of Units underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder – “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488, of 2014) decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities in Normative Ruling 1,530 dated December 19, 2014. The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains Outside Brazil

According to Law No. 10,833 of December 29, 2003 (“Law No. 10,833/03”), capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Common Shares, Preferred Shares or Units are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

A disposition of Units can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Units as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Units outside Brazil would be subject to Brazilian income tax at the rates that range from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00 or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Units outside Brazil or its attorney-in-fact in Brazil.

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

Taxation of Gains in Brazil

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Common Shares, Preferred Shares or Units vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Common Shares, Preferred Shares or Units carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.	exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 4,373 of the CMN (“4,373 Holder”) that is not a Tax Haven Holder;
2.	subject to income tax at a rate of 15.0% in the case of gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder and is not a Tax Haven Holder, or (ii) is a 4,373 Holder and is a Tax Haven Holder; or
3.	subject to income tax at a rate of 25.0% in the case of gains assessed by a Non-Brazilian Holder that is not a 4,373 Holder and is a Tax Haven Holder.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

Any other gains assessed on a disposition of the Common Shares, Preferred Shares or Units that is not carried out on the Brazilian stock exchange is subject to income tax at the progressive rates ranging from 15% to 22.5%, except for gains assessed by Tax Haven Holders who are subject to an income tax rate of 25.0%.

If these gains are related to transactions conducted on the Brazilian non-organized, over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

The deposit of Units in exchange for the ADSs may be subject to Brazilian income tax. In this case, the difference between the acquisition cost and the market price of the Units would be subject to income tax at the progressive rates ranging from 15% to 22.5% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 4,373 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

The withdrawal of Units upon cancellation of ADSs should not be subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Brazilian Central Bank.

In the case of redemption of the Common Shares, Preferred Shares or Units or ADSs or capital reduction by a Brazilian corporation, with subsequent withdrawal of the ADSs, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the progressive rates ranging from 15.0% to 22.5% or 25.0%, as the case may be.

Any exercise of preemptive rights relating to the Common Shares, Preferred Shares, Units or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights will be subject to the same tax treatment applicable to disposition of Common Shares, Preferred Shares or Units.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares, Preferred Shares, Units or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Common Shares, Preferred Shares, Units or ADSs.

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

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Common Shares, Preferred Shares, Units or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Common Shares, Preferred Shares, Units or ADSs. This summary applies only to purchasers of Common Shares, Preferred Shares, Units or ADSs who will hold the Common Shares, Preferred Shares, Units or ADSs as capital assets and does not apply to special classes of holders such as brokers or dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares by vote or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Common Shares, Preferred Shares, Units or ADSs on a mark-to-market basis, regulated investment companies, partnerships or other pass-through entities (or partners or members therein), insurance companies, U.S. expatriates, and persons holding Common Shares, Preferred Shares, Units or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Common Shares, Preferred Shares, Units or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

Each holder is encouraged to consult such holder’s tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Common Shares, Preferred Shares, Units or ADSs.

In this discussion, references to a “U.S. holder” are to a beneficial holder of a Common Shares, Preferred Shares, Units or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Common Shares, Preferred Shares, Units or ADS.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs will generally be treated as owners of the Units represented by such ADSs

Taxation of Distributions

A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of Common Shares, Preferred Shares or Units).

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purpose.

If you are a U.S. holder, the amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Common Shares, Preferred Shares or Units). If the custodian (or U.S. holder in the case of a holder of Common Shares, Preferred Shares or Units) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2022 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Units will be treated as qualified dividends, because the Units themselves are not listed on a U.S. exchange. Holders of ADSs and Units should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to generally applicable limitations and conditions, Brazilian withholding tax on dividends with respect to Common Shares, Preferred Shares, Units or ADSs that is paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. For taxable years beginning after December 28, 2021, these generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Brazilian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. The application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For U.S. holders that do elect to claim foreign tax credits, dividend distributions will constitute income from sources without the United States and generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes involve the application of complex rules and also vary depending upon on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Distributions of additional shares to holders with respect to their Common Shares, Preferred Shares, Units or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of Common Shares, Preferred Shares, Units or ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. Holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Common Shares, Preferred Shares, Units or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

Upon the sale or other taxable disposition of a Common Shares, Preferred Shares, Units or ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Common Shares, Preferred Shares, Units or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Common Shares, Preferred Shares, Units or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Common Shares, Preferred Shares, Units or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Common Shares, Preferred Shares, Units or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. In addition, under the new foreign tax credit requirements recently adopted by the IRS, for taxable years beginning after December 28, 2021, any Brazilian tax imposed on the sale or other disposition of the Common Shares, Preferred Shares, Units or ADSs is unlikely to be treated as a creditable tax for U.S. foreign tax credit purposes. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares, Preferred Shares, Units or ADSs and any Brazilian tax imposed on such sale or disposition.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a Common Shares, Preferred Shares, Units or ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Common Shares, Preferred Shares or Units to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

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

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, the Units trade in the form of ADSs, each representing one Unit, issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement. The ADSs trade under the symbol “ELP”. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2021, this amount was US$639,862.98.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Control and Procedures

2021 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2021, was based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In accordance with the directive issued by the Securities and Exchange Commission that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure of the year in which the acquisition occurred, management excluded the assessment of the effectiveness of internal control disclosure period for the Vilas Wind Complex (Complexo Parque Vilas), whose acquisition was completed on November 30, 2021, and which represented 1.85% of our total assets and 0.05% of our net operating revenues and 0.10% of our net income for the period subsequent to its consolidation in our consolidated financial statements for the year ended on December 31, 2021.

Based on this evaluation, subject to the exclusions mentioned above, management has concluded that as of December 31, 2021, the Company's internal control over financial reporting is effective.

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

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in “Internal Control - Integrated Framework (2013)”, issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report, dated April 27, 2022, expressed an unqualified opinion on those financial statements.

As described in the Management Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Vilas Wind Complex, which was acquired on November 30, 2021, and whose financial statements constitute 1.85% of total assets, 0.05% of net operating revenue and 0.10% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Vilas Wind Complex.

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

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Curitiba, Brazil

April 27, 2022

(d) Changes in Internal Control on Financial Reporting

Our management implemented changes to its internal control over financial reporting during the year ended December 31, 2021 related to cyber security, as highlighted below:

•	Improvements in procedures for monitoring and detection of cyber attacks, by means of the implementation of the EDR techonology (Endpoint Detection and Response) and rollout of the environment, with the aim of improving our timely response to cyber threat incidents;
•	Conducting mandatory training for employees and third parties on cyber security;
•	Conducting awareness campaigns for employees regarding cybersecurity, home office, LGPD, and access control;
•	Improvement in the procedures and controls relating to monitoring and update of security patches for all Company assets;
•	Implementation of a second authentication factor to all external access channels.

Our management has not identified any other changes in its internal control over financial disclosure reporting during the year ended December 31, 2021 that has significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On April 30, 2021, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

Item 16B. Code of Ethics

Our code of ethics, called the "Code of Conduct", was first adopted in 2003. Over the years there have been reviews to the document to adequate it to the Company's reality. We highlight the review carried out in 2015, when a public consultation to stakeholders took place, and the 2017 review that started to reflect the new Brazilian regulations on conflict of interests and periodic training. The current version of the Code of Conduct was approved on March 13, 2018 by the Board of Directors. In 2019, we began a new process of reviewing our Code through public consultation, which is expected to be completed in 2022.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes Ltda, PCAOB ID No. 1045, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes Ltda. for services performed 2021 and 2020, and breaksdown these amounts by category of service.

	Year ended December 31,
Billed	2021	2020
	(R$ million)
Audit fees	4.7	4.3
Audit-related fees	-	-
Tax fees	0.1	0.2
All other fees	-	0.1
Total	4.8	4.6

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

For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees”.

Item 16D. Exemption from the Listing Standards for Audit Committees

Under the rules of the NYSE and the SEC, absent an exemption, we must comply with Securities Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of independent members of the board of directors that meets specified independence requirements. We rely on our Audit Committee to meet the exemption requirements under paragraph (c)(3) of Rule 10A-3. Under our bylaws and the Audit Committee’s charter, (i) our Audit Committee shall have three to five members, (ii) each member must comply with the independence requirements of our bylaws and of Federal Law 13,303/2016, (iii) at least one member must be a member of our Board of Directors, (iv) at least one member must not be a member of our Board of Directors and (v) at least one member must be must satisfy accounting / financial expertise requirements of Federal Law 13,303/2016.

Currently, our Audit Committee is composed of three members. Mr. Carlos Biedermann, Marco Antônio Barbosa Cândido and Mr Luiz Claudio Maia Vieira. Mr Luiz Claudio Maia Vieira is characterized as an external member. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee”.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Copel’s Approach
Director Independence
303A.01	A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.	Since the majority of its voting shares are held by the State of Paraná. As such, Copel would not be required to comply with the majority of independent directors requirement. At least three directors of Copel must be independent, to equal or exceed 25% of the total number of members. Such directors must be recognized as independent in the minutes of the General Meeting that elects them, in accordance with Copel's Bylaws, Federal Laws 6,404/1976 and 13,303/2016, B3's Level 2 Corporate Governance Regulation and Rule 10A-3 of the Securities Exchange Act
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

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

Nominating/Corporate Governance Committee
303A.04	A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	As a controlled company, Copel would not be required to comply with the nominating/ corporate governance committee requirements. However, Article 10 of Brazilian Law 13,303 / 2016 requires Copel to keep a permanent statutory committee, advisory to the shareholders, and responsible for monitoring the nomination and evaluation processes applicable to our management, members of our board of directors, Supervisory Board and board committees. This committee is composed of members nominated by the shareholders.

Compensation Committee
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	Copel fits the definition of “controlled company,” as the majority of its voting shares are held by the State of Paraná. As a controlled company, Copel would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer.
Audit Committee
303A.06 303A.07	A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written charter that covers certain minimum specified duties.

Copel has a Statutory Audit Committee, an independent advisory body to the Board of Directors, as per Article 51 of Copel's Bylaws (Holding Company), whose responsibilities, duties, competencies and attributions are established in specific internal regulations, in compliance with the laws of Brazil and the United States, including the provisions of the Sarbanes-Oxley Act (SOX); SEC and NYSE rule sand best practices.

This Committee has three to five members elected by the Board of Directors, which can also remove members, all with a unified term of office of two years and a maximum of three consecutive reappointments. The Audit Committee must have at least one member of the Board of Directors, one member who is not part of the Board of Directors, chosen from a pool of individuals with significant experience and technical capacity, and one member with recognized professional experience in matters of corporate accounting, auditing, and finance, which characterizes them as a "financial expert" under applicable legislation. Currently the Audit Committee is composed of three independent members.

The Audit Committee is an advisory committee responsible for assisting our Board of Directors and giving its opinion on matters related to our financial and accounting management, risks, internal controls and audit, including, but not limited to, the quality, transparency and integrity of our financial statements, effectiveness of our internal controls with respect to the preparation of financial reports, as well as the activities, independence and quality of the work of our external and internal auditors. In addition, the Audit Committee is responsible for monitoring the collection, subsequent investigations, findings and any follow-up of complaints made through the Reporting Channel. The Audit Committee is also responsible for issuing its annual report, published together with the Company's accounting and financial statements.

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

Copel has adopted a code of ethics, a set of rules that guide the actions of all persons who perform activities on behalf of Copel and its wholly-owned and controlled subsidiaries, including employees (regardless of their function or hierarchical position), administrators (members of the Board of Directors and Executive Board), members of the Audit Committee, interns, suppliers, service providers and outsourced personnel. All such individuals are responsible for abiding by the code’s provisions and applying its content within their respective roles, in addition to promoting disclosure, understanding and integration of Copel’s code of ethics.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-134.

Item 19. Exhibits9F9F

1.1	Corporate Bylaws approved and consolidated by the 203rd Extraordinary Shareholders’ meeting, of November 26, 2021.
2.1	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of April 27, 2021 in the form of Exhibit 2.1 hereto.
2.4	Description of Securities registered under Section 12 of the Exchange Act.
4.1	The Adjustment Agreement of August 4, 1994 between the State of Paraná and Companhia Paranaense de Energia ‒ Copel (“Adjustment Agreement”) (incorporated by reference to our Form F-1 333-7148, filed with the SEC on June 30, 1997), the Deed of Amendment to the Adjustment Agreement (Quarto Termo Aditivo ao Termo de Ajuste celebrado em 21 de janeiro de 2005) (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006) (File No. 001-14668), and the Deed of Amendment to the Adjustment Agreement (Quinto Termo Aditivo ao Termo de Ajuste celebrado em 31 de outubro de 2017) (English translation).
8.1	List of subsidiaries controlled by Copel
12.1	Certification of the Chief Executive Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer of Copel, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Copel, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

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

ADSs: American Depositary Shares, each representing one Unit.

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

Custodian: Itaú Unibanco S.A., as custodian for the Units represented by ADSs.

CVM (Comissão de Valores Mobiliários): Securities and Exchange Commission

Decree No. 6,306/07: Brazilian tax Decree No. 6,306 dated December 14, 2007, which regulates tax on credit, exchange and insurance, or relating to securities – IOF.

Deloitte: Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Deposit Agreement: A Deposit Agreement between Copel, the Depositary and the registered holders and beneficial owners from time to time of the ADSs.

Depositary: The Bank of New York Mellon, as depositary.

Distribution: The transfer of electricity from the transmission lines at grid supply points and its delivery to customers through distribution lines at voltages between 13.8 kV and 44 kV.

Distributor: An entity supplying electrical energy to a group of customers by means of a distribution grid.

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

Interconnected Transmission System: Systems or grids for the transmission of energy, connected together by means of one or more lines and transformers.

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

MVE: The Mechanism of Surplus Sales, or the Mecanismo de Venda de Excedentes, which allows distribution companies to sell energy surpluses and, in the case of sales related to amounts within the regulatory limits or involuntary over contracting, allows distribution companies to revert the acquired benefit to consumers through tariff adjustments.

Non-Brazilian Holder: An individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation that acquires, owns and disposes of Common Shares, Preferred Shares, Units or ADSs.

PLD: Difference Settlement Price or, Preço de Liquidação de Diferenças.

PPD: Performance Incentive Program, or Prêmio Por Desempenho.

Preferred Shares: the preferred shares of the company, divided between Classe A Shares and Class B Shares.

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

Transmission Tariff: Revenue charged by a transmission concessionaire based on the transmission grid it owns and operates. Transmission tariffs are subject to periodic revisions by ANEEL.

TUST: The tariff established by ANEEL for the use of the transmission system, which is the Interconnected Transmission System and its ancillary facilities.

UHE GBM: Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant.

Unit(s): depositary receipt traded in B3 and Latibex, and depending on the context, the depositary receipt represented by ADS traded in NYSE, in each case composed by one Common Share and four Class B Shares.

U.S. Dollars, dollars, or US$: United States dollars.

U.S. Holder: A beneficial holder of a Common Share, a Preferred Share, an Unit or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Common Share, Preferred Share, Unit or ADS.

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

Date: April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Companhia Paranaense de Energia - Copel

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and of its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal controls over financial reporting as of December 31, 2021, based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2022, expressed an unqualified opinion on the Company’s internal controls over financial reporting.

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

Emphasis of matter

COVID-19-related matters

We draw attention to note 1 to the financial statements, where the Company describes the impacts of the coronavirus disease (COVID-19) on the operations of the business and the uncertainties of related future impacts on the business, as well as the measures, both taken and planned, to deal with these events and circumstances.

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

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid - Refer to notes 4.12 and 32 to the financial statements

Critical audit matter description

The Company recognize unbilled revenue calculated between the date of the last measurement and the end of the month, on estimated basis, based on the average of the last billing. The Company bills its consumers on a monthly basis based on the energy measured. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to customers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates by customer class, reflecting historical trends and significant experience. The differences between estimated unbilled and actual revenues are recognized in the next month.

We identified recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid as a critical audit matter because of the judgments necessary to audit the revenue recognition, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and recognize revenue. Performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort, including involvement of our Information Technology (IT) specialists.

How the critical audit matter was addressed in the audit

Our audit procedures on revenue recognition included the following, among others:

•	We tested the effectiveness of controls over revenue recognition, including Management’s controls over the measurement of energy volumes and pricing, as well as controls over estimates of unbilled revenue.
•	With the assistance of our IT specialists, we:
-	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
–	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	With respect to unbilled revenue, we:
-	Evaluated the appropriateness and consistency of the methods and assumptions used by Management to develop the estimates of unbilled revenue.
-	Tested the mathematical accuracy of Management’s estimates of unbilled revenue.
-	We evaluated Management’s ability to estimate unbilled revenue accurately by comparing actual subsequent revenue with Management’s historical estimates for the related revenue streams.
•	We performed a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized.
•	For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, testing the mathematical accuracy of the revenue recognized, and verifying subsequent cash receipts.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Provisions for legal claims and contingent liabilities - Refer to notes 4.11 and 30 to the financial statements

Critical audit matter description

The Company is part in several legal and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management recognized a provision for those lawsuits which likelihood of loss is probable. The Company’s Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows related to the lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of the lawsuits.

We identified provisions for legal claims and contingent liabilities as a critical audit matter because of the large number of cases and the subjectivity necessary to estimate the likelihood and to measure the provision for litigation of potential losses. Performing audit procedures to evaluate whether the provision for legal claims was appropriately recognized and disclosed required a high degree of auditor judgment and an increased extent of effort.

How the critical audit matter was addressed in the audit

Our audit procedures related to provision for legal claims and contingent liabilities included the following, among others:

•	We tested the effectiveness of controls related to provision for legal claims and evaluation of contingent liabilities, including those over the completeness and review of new and outstanding legal matters, as well as controls over the measurement of potential losses.
•	With the assistance of our IT specialists, we tested the effectiveness of controls related to the information systems used by Management to monitor and evaluate outstanding legal matters.
•	We tested the completeness and accuracy of the database used by Management to manage outstanding legal matters and to determine the likelihood of loss and measuring potential losses.

•	We inquired internal and external legal counsel to understand developments in legal matters and progression in potential settlement discussions.
•	We requested and received a written response from internal and external legal counsel as it relates to lawsuits and the related classification of the likelihood of loss for the Company and the amounts involved.
•	We read Board of Directors and Executive meeting minutes for evidence of undisclosed contingencies or unrecognized provisions.
•	We evaluated the assumptions and judgments used by Management to estimate the provision for legal claims, including corroborating the assumptions with internal legal counsel, with the assistance of our tax and environmental specialists.
•	We evaluated the Company’s disclosures for consistency with our knowledge of the Company’s legal matters.

Renegotiation of the hydrological risk (Generation Scaling Factor-GSF) - Refer to note 1(b) and 4.9.2 to the financial statements

Management exercised judgment in the development and application of the accounting policy and measurement of the fair value of the intangible asset upon recognition of the effects relating to the renegotiation of the hydrological risk prescribed by Law 14.052, which amended Law 13.203/2015, and which methodology for calculation of the compensation and the procedures for the renegotiation were established by Aneel Regulatory Resolution 895.

We identified the renegotiation of the hydrological risk as a critical audit matter because of the judgments exercised in the application of the accounting pronouncements to define the existence of the intangible asset and its recognition at fair value and the corresponding impact on the Company’s results of operations. Performing procedures to audit the renegotiation of the hydrological risk required a high degree of auditor judgment due to the significant judgment exercised by Management in determining the related accounting policy and estimates for fair value measurement.

How the critical audit matter was addressed in the audit

Our audit procedures related to renegotiation of the hydrological risk included the following, among others:

•	We tested the effectiveness of controls related to the Management’s process to measure the fair value of the intangible asset recognized.
•	With the assistance of our specialists in technical accounting and audit standards, we:
-	Assessed the accounting policy and corresponding methodology defined by Management for fair value measurement (discounted cash flow).
-	Assessed the recognition period.
•	With respect of the intangible asset recognized deriving from the renegotiation:
-	We evaluated the key business assumptions used in the discounted cash flow model, more specifically related to the projected revenue and estimated costs.
-	We evaluated the accounting for as intangible asset and the amount recognized in other operational income.

•	We have evaluated the Company’s disclosures for consistency.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Curitiba, Brazil

April 27, 2022

We have served as the Company’s auditor since 2016.

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2021 and 2020

and for the years ended December 31, 2021, 2020 and 2019 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2021	12.31.2020

CURRENT ASSETS
Cash and cash equivalents	5	3,472,845	3,222,768
Bonds and securities	6	16,121	1,465
Collaterals and escrow accounts		182	197
Trade accounts receivable	7	4,433,193	3,768,242
Dividends receivable		68,162	67,066
CRC transferred to the Paraná State Government	8	-	287,789
Sectorial financial assets	9	383,740	173,465
Accounts receivable - concessions	10	5,121	4,515
Contract assets	11	148,488	285,682
Other current receivables	12	749,816	514,185
Inventories		197,779	162,791
Income tax and social contribution receivable		151,912	86,410
Other current recoverable taxes	13.2	1,508,864	1,565,323
Prepaid expenses	14	53,649	36,987
		11,189,872	10,176,885
Assets held for sale	41	-	1,230,546
		11,189,872	11,407,431

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	344,937	299,065
Other temporary investments		19,985	22,385
Collaterals and escrow accounts	22.1	142,764	133,521
Trade accounts receivable	7	82,233	51,438
CRC transferred to the Paraná State Government	8	-	1,104,835
Judicial deposits	16	591,131	486,746
Sectorial financial assets	9	383,740	173,465
Accounts receivable - concessions	10	2,261,684	1,897,825
Contract assets	11	6,739,560	5,207,115
Other noncurrent receivables	12	916,606	845,460
Income tax and social contribution receivable		153,850	137,778
Deferred income tax and social contribution	13.1	963,259	1,191,104
Other noncurrent recoverable taxes	13.2	3,143,546	4,539,498
Prepaid expenses	14	27	44
		15,743,322	16,090,279

Investments	17	3,042,134	2,729,517
Property, plant and equipment	18	10,142,591	9,495,460
Intangible assets	19	9,215,560	6,929,456
Right-of-use asset	28	204,056	132,521

		38,347,663	35,377,233

TOTAL ASSETS		49,537,535	46,784,664
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2021	12.31.2020

CURRENT LIABILITIES
Payroll, social charges and accruals	20	604,810	684,046
Accounts payable to suppliers	21	2,585,735	2,291,307
Income tax and social contribution payable		63,946	681,831
Other taxes due	13.2	440,933	490,608
Loans and financing	22	579,770	717,677
Debentures	23	2,144,485	1,881,411
Dividend payable		330,947	991,887
Post-employment benefits	24	68,836	69,231
Sectorial charges payable	25	198,386	33,712
Research and development and Energy efficiency	26	292,495	380,186
Accounts payable related to concession	27	104,963	88,951
Sectorial financial liabilities	9	139,770	188,709
Lease liability	28	47,240	41,193
Other accounts payable	29	370,383	235,400
PIS and Cofins to be refunded to consumers	13.2.1	7,294	121,838
		7,979,993	8,897,987
Liabilities associated with assets held for sale	41	-	756,405
		7,979,993	9,654,392

NONCURRENT LIABILITIES
Accounts payable to suppliers	21	125,249	145,145
Deferred income tax and social contribution	13.1	1,364,828	484,338
Other taxes due	13.2	594,810	622,483
Loans and financing	22	3,098,674	2,470,854
Debentures	23	6,003,132	4,876,070
Post-employment benefits	24	1,226,338	1,424,383
Research and development and Energy efficiency	26	334,602	284,825
Accounts payable related to concession	27	798,996	642,913
Sectorial financial liabilities	9	153,409	-
Lease liability	28	165,494	97,168
Other accounts payable	29	599,909	469,886
PIS and Cofins to be refunded to consumers	13.2.1	3,319,501	3,805,985
Provisions for legal claims	30	1,597,365	1,555,704
		19,382,307	16,879,754

EQUITY
Attributable to controlling shareholders
Capital	31.1	10,800,000	10,800,000
Equity valuation adjustments	31.2	426,170	353,349
Legal reserve		1,457,087	1,209,458
Profit retention reserve		7,785,092	6,088,855
Additional dividends proposed from the non-capitalized earning reserve	31.4	1,368,675	1,507,449
		21,837,024	19,959,111

Attributable to non-controlling interests	17.2.2	338,211	291,407

		22,175,235	20,250,518

TOTAL LIABILITIES & EQUITY		49,537,535	46,784,664
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2021	12.31.2020	12.31.2019
CONTINUING OPERATIONS

NET OPERATING REVENUE	32	23,984,287	18,633,249	15,869,245

Operating costs	33	(19,119,637)	(13,347,822)	(11,464,148)

GROSS OPERATING PROFIT		4,864,650	5,285,427	4,405,097

Other operational expenses / income
Selling expenses	33	(194,998)	(159,825)	(175,772)
General and administrative expenses	33	(924,561)	(809,408)	(711,289)
Hydrological Risk Renegotiation - GSF	33	1,570,543	-	-
Other operational income (expenses), net	33	(235,910)	(256,475)	(322,506)
Equity in earnings of investees	17	366,314	193,547	106,757
		581,388	(1,032,161)	(1,102,810)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		5,446,038	4,253,266	3,302,287

Financial results	34
Financial income		932,049	1,839,668	729,506
Financial expenses		(1,259,410)	(973,397)	(1,184,870)
		(327,361)	866,271	(455,364)

OPERATING PROFIT		5,118,677	5,119,537	2,846,923

INCOME TAX AND SOCIAL CONTRIBUTION	13.3
Current		(469,226)	(1,260,469)	(416,687)
Deferred		(790,406)	(24,896)	(258,974)
		(1,259,632)	(1,285,365)	(675,661)

NET INCOME FROM CONTINUING OPERATIONS		3,859,045	3,834,172	2,171,262

DISCONTINUED OPERATIONS
Net income from discontinued operations	41	1,189,557	75,578	(108,393)

NET INCOME		5,048,602	3,909,750	2,062,869
Attributed to shareholders of the parent company arising from continuing operations		3,767,197	3,823,981	2,078,267
Attributed to shareholders of the parent company due to discontinued operations		1,185,376	80,221	(88,321)
Attributed to non-controlling shareholders resulting from continuing operations	17.2.2	96,029	5,548	72,923

BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING
SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	31.3
Common shares		1.20448	1.33430	0.72523
Class "A" Preferred shares		1.41173	1.76982	0.89086
Class "B" Preferred shares		1.50668	1.46773	0.79778
BASIC AND DILUTED EARNING PER SHARE
ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3
Common shares		1.61429	1.36229	0.69440
Class "A" Preferred shares		1.86252	1.80062	0.85790
Class "B" Preferred shares		1.95747	1.49582	0.76388
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2021	12.31.2020	12.31.2019

NET INCOME		5,048,602	3,909,750	2,062,869
Items that will never be reclassified to profit or loss	31.2
Gain (losses) on actuarial liabilities
Post employment benefits		246,626	(271,345)	(186,628)
Taxes on other comprehensive income		(93,881)	92,190	63,444
Total other comprehensive income, net of taxes		152,745	(179,155)	(123,184)

TOTAL COMPREHENSIVE INCOME		5,201,347	3,730,595	1,939,685
Attributable to controlling shareholders - continuing operations		3,919,798	3,645,033	1,950,810
Attributable to controlling shareholders - discontinued operations		1,185,376	80,221	(88,321)
Attributed to non-controlling shareholders - continuing operations		96,173	5,341	37,095

Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves
							Additional dividends proposed			Attributable
						Profit				to non -
			Deemed	Other comprehensive	Legal	retention		Accumulated	Shareholders’	controlling	Equity
	Note	Capital	cost	income	reserve	reserve		profit	equity	interests	Consolidated
Balance as of January 1, 2019		7,910,000	806,220	(20,610)	914,751	6,422,564	-	-	16,032,925	303,289	16,336,214
Net Income		-	-	-	-	-	-	1,989,946	1,989,946	72,923	2,062,869
Other comprehensive income
Actuarial gain (losses), net of taxes	31.2	-	-	(122,583)	-	-	-	-	(122,583)	(601)	(123,184)
Gain (losses) on Subsidiary with interest variation	31.2	-	-	(4,874)	-	-	-	-	(4,874)	4,874	-
Total comprehensive income		-	-	(127,457)	-	-	-	1,989,946	1,862,489	77,196	1,939,685
Realization - deemed cost, net of taxes	31.2	-	(66,226)	-	-	-	-	66,226	-	-	-
Deliberation of additional dividends proposed	17.2.2	2,890,000	-	-	-	(2,890,000)	-	-	-	(3,335)	(3,335)
Dividends		-	-	-	-	-	-	-	-	(7,838)	(7,838)
Allocation proposed to AGM:
Legal reserve		-	-	-	99,497	-	-	(99,497)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	-	(643,000)	(643,000)	-	(643,000)
Dividends	31.4	-	-	-	-	-	-	-	-	(23,514)	(23,514)
Profit retention reserve		-	-	-	-	1,313,675	-	(1,313,675)	-	-	-
Balance as of December 31, 2019		10,800,000	739,994	(148,067)	1,014,248	4,846,239	-	-	17,252,414	345,798	17,598,212
Net income		-	-	-	-	-	-	3,904,202	3,904,202	5,548	3,909,750
Other comprehensive income
Actuarial losses, net of taxes	31.2	-	-	(178,948)	-	-	-	-	(178,948)	(207)	(179,155)
Total comprehensive income		-	-	(178,948)	-	-	-	3,904,202	3,725,254	5,341	3,730,595
Realization - deemed cost, net of taxes	31.2	-	(59,630)	-	-	-	-	59,630	-	-	-
Deliberation of additional dividends proposed	17.2.2	-	-	-	-	-	-	-	-	(51,799)	(51,799)
Allocation proposed to AGM:
Legal reserve		-	-	-	195,210	-	-	(195,210)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	-	(807,500)	(807,500)	-	(807,500)
Additional dividends proposed from the non-capitalized earning reserve	31.4	-	-	-	-	(1,507,449)	1,507,449	-	-	-	-
Dividends	31.4	-	-	-	-	-	-	(211,057)	(211,057)	(7,933)	(218,990)
Profit retention reserve		-	-	-	-	2,750,065	-	(2,750,065)	-	-	-
Balance as of December 31, 2020		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Net income		-	-	-	-	-	-	4,952,573	4,952,573	96,029	5,048,602
Other comprehensive income
Actuarial losses, net of taxes	31.2	-	-	152,601	-	-	-	-	152,601	144	152,745
Total comprehensive income		-	-	152,601	-	-	-	4,952,573	5,105,174	96,173	5,201,347
Realization - deemed cost, net of taxes	31.2	-	(46,575)	-	-	-	-	46,575	-	-	-
Realization of actuarial liabilities - divestment of Copel Telecom	31.2	-	-	(33,205)	-	33,205	-	-	-	-	-
Deliberation of additional dividends proposed	17.2.2 and 31.4	-	-	-	-	-	(1,507,449)	-	(1,507,449)	(32,638)	(1,540,087)
Allocation proposed to AGM:
Legal reserve		-	-	-	247,629	-	-	(247,629)	-	-	-
Interest on own capital	31.4	-	-	-	-	(283,173)	-	(239,636)	(522,809)	-	(522,809)
Additional dividends proposed from the non-capitalized earning reserve	31.4	-	-	-	-	-	-	-	-	-	-
Dividends	31.4	-	-	-	-	-	1,368,675	(2,565,678)	(1,197,003)	(16,731)	(1,213,734)
Profit retention reserve		-	-	-	-	1,946,205	-	(1,946,205)	-	-	-
Balance as of December 31, 2021		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2021	12.31.2020	12.31.2019
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations		3,859,045	3,834,172	2,171,262
Net income (loss) from discontinued operations		1,189,557	75,578	(108,393)
Net income		5,048,602	3,909,750	2,062,869

Adjustments to reconcile net income for the period with cash
Unrealized monetary and exchange variation and debt charges - net		622,680	456,456	760,727
Interest - bonus from the grant of concession agreements under the quota system	10.3	(134,482)	(94,307)	(91,404)
Remuneration of transmission concession contracts	11.3	(1,084,986)	(777,670)	(501,566)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	(21,640)	(1,755,112)	(105,184)
Income tax and social contribution	13.3	469,226	1,260,469	416,687
Deferred income tax and social contribution	13.3	790,406	24,896	258,972
Equity in earnings of investees		(303,137)	(193,547)	(106,757)
Appropriation of post-employment benefits obligations	24.4	246,812	224,478	238,552
Creation for research and development and energy efficiency programs	26.2	194,016	148,019	130,678
Recognition of fair value of assets related to concession compensation	32	(142,642)	(57,341)	(36,646)
Sectorial financial assets and liabilities result	32	(2,502,324)	(746,052)	(25,057)
Depreciation and amortization	33	1,082,539	1,009,912	950,726
Net operating estimated losses, provisions and reversals	33.4	240,787	237,294	260,051
Net hydrological risk renegotiation - GSF	33	(1,570,543)	-	-
Result of business combination carried out with asset swap - gain		-	-	1,414
Realization of added value in business combinations		(722)	(722)	1,536
Fair value in energy purchase and sale operations	32.1 and 33.1	35,818	(137,463)	(204,876)
Derivatives fair value	34	20,401	(24,511)	-
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	20	144	146
Loss on disposal of contract assets	11.1 and 11.3	7,155	35,590	7,949
Loss on disposal of property, plant and equipment		40,305	5,195	15,287
Loss on disposal of intangible assets	19.1 to 19.4	30,623	52,811	26,368
Result of write-offs of use rights of assets and liabilities of leases - net	28.1 and 28.2	(177)	(314)	(31)

Net income for the period from discontinued operations	41	(1,189,557)	-	-

		1,879,180	3,577,975	4,060,441

Decrease (increase) in assets
Trade accounts receivable		(210,965)	(175,049)	243,617
Dividends and interest on own capital received		82,937	53,952	36,732
CRC transferred to the Government of the State of Paraná	8.1	1,646,614	300,025	278,586
Judicial deposits		(87,866)	16,729	45,482
Sectorial financial assets	9.2	1,509,802	979,642	277,265
Other receivables		(129,814)	(13,898)	(59,793)
Inventories		(30,699)	(40,035)	(13,662)
Income tax and social contribution		(267,179)	123,582	(37,226)
Other current taxes recoverable		(64,130)	74,125	(20,350)
Prepaid expenses		(16,621)	(3,473)	10,450
Related parties		-	-	(602)
		2,432,079	1,315,600	760,499

Increase (decrease) in liabilities
Payroll, social charges and accruals		17,224	347,002	52,792
Suppliers		(53,298)	292,108	263,346
Other taxes		834,358	(79,053)	(132,423)
Post-employment benefits	24.4	(198,626)	(197,143)	(199,007)
Sectorial charges due		164,674	5,204	(51,442)
Research and development and energy efficiency	26.2	(246,744)	(153,729)	(91,306)
Payable related to the concession	27.1	(88,430)	(74,931)	(70,569)
Other accounts payable		21,828	117,610	(51,095)
Provisions for legal claims		(207,877)	(167,316)	(366,066)
		243,109	89,752	(645,770)

CASH GENERATED BY OPERATING ACTIVITIES		4,554,368	4,983,327	4,175,170

Income tax and social contribution paid		(659,318)	(636,420)	(560,692)
Loans and financing - interest due and paid	22.4	(193,421)	(183,391)	(325,677)
Debentures - interest due and paid	23.2	(343,903)	(386,281)	(664,247)
Charges for lease liabilities paid		(6,514)	(6,679)	(8,356)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM
CONTINUING OPERATIONS		3,351,212	3,770,556	2,616,198

NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM
DISCONTINUED OPERATIONS	41	35,620	170,288	328,808

NET CASH GENERATED FROM OPERATING ACTIVITIES		3,386,832	3,940,844	2,945,006
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continuation

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2021	12.31.2020	12.31.2019

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(54,120)	(48,238)	45,170
Additions to contract assets		(1,482,785)	(1,236,999)	(938,026)
Acquisitions of subsidiaries - effect on cash	1.2	(501,886)	-	(123,794)
Additions in investments	17.1	(30,970)	(72,439)	(133,874)
Capital reduction of investees	17.1	-	228	35,035
Additions to property, plant and equipment		(338,137)	(226,325)	(367,883)
Additions to intangible assets		(4,546)	(10,225)	(4,711)

NET CASH USED BY INVESTMENT ACTIVITIES
FROM CONTINUING OPERATIONS		(2,412,444)	(1,593,998)	(1,488,083)

NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES
FROM DISCONTINUED OPERATIONS	41	2,444,352	(73,573)	(175,568)

NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		31,908	(1,667,571)	(1,663,651)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.4	134,313	263,000	796,296
Custos de transação na captação de empréstimos e financiamentos	22.4	(1,647)	-	-
Issue of Debentures	23.2	3,000,000	-	2,755,028
Custos de transação na emissão de debêntures	23.2	(35,030)	-	-
Payments of principal - loans and financing	22.4	(202,577)	(248,863)	(1,655,065)
Payments of principal - debentures	23.2	(1,852,048)	(1,036,490)	(1,977,125)
Amortization of principal of lease liabilities		(51,270)	(46,365)	(27,490)
Dividends and interest on own capital paid		(3,874,318)	(626,357)	(380,421)

NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		(2,882,577)	(1,695,075)	(488,777)

NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	(1,850)	(20,038)	200,740

NET CASH USED FROM FINANCING ACTIVITIES		(2,884,427)	(1,715,113)	(288,037)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		534,313	558,160	993,318

Cash and cash equivalents at the beginning of the period	5	3,222,768	2,941,727	1,948,409
Cash and cash equivalents at the end of the period	5	3,472,845	3,222,768	2,515,179
Cash and cash equivalents variations from discontinued operations	41	284,236	277,119	426,548

CHANGE IN CASH AND CASH EQUIVALENTS		534,313	558,160	993,318
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.	Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas. On August 03, 2021 the divestment is telecommunications participation was concluded (Note 41).

a)	Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions. On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, World Health Organization - WHO attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal state and municipal governments have implemented several measures of action with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a way to slow the spread of the disease, as well as expanding vaccination for the general population. After an aggravation cycle of the pandemic that lasted until mid-June 2021, there was a reduction in social isolation and increase in economic activity from this period, mainly due to the advance of vaccination, which reflected in the decrease in severe cases of the disease, even with the increase in infections by the Ômicron variant in late 2021 and early 2022.

As of March 2020, Copel’s Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company. The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas, so that they can remain connected and take advantage of Company services in this moment of pandemic.

Effects from coronavirus (Covid-19) on the financial statements

Copel has been continuously monitoring energy load projections and from the second quarter of 2021 there was a resumption of most sectors of the economy, the load in the National Interconnected System - SIN in 2021 increased by 4.1% compared to 2020, the result of which is mainly attributed to the progressive reduction of restrictive measures to combat Covid-19.

With regard to the implementation schedule of energy distribution, generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn, Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company’s construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as communicating with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing these financial statements, the Company’s management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company’s business, as follows:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

In relation to the captive energy distribution market, Copel, after the end of the restrictions imposed by Aneel, resumed the collection actions with defaulting consumers and created special conditions for debt payment in installments, providing conditions to consumers in remaining compliant with the Company.

On March 26, 2021, Aneel Resolution No. 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other consumer groups, with no relevant impact for Copel, given that these consumers are already covered by the State Law No. 20.187/2020 which also deals with the prohibition of power supply cuts.

In the area of energy contracts entered into on the free market, to reduce the impact on collection and avoid future legal disputes, Copel renegotiated with customers with difficulties in complying with contracts, proposing installment payments and postponing the maturity of invoices.

Both the Company’s accounts receivable position as well as the estimates of expected credit losses recorded on December 31, 2021 reflect, in a timely manner, the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and if implemented stricter restrictions on social distancing.

a.2) Impairment of non-financial assets - impairment

On December 31, 2021 the assumptions of the Company’s relevant non-financial assets were assessed individually and Management did not identify that any asset may have suffered additional impairment as a result of the economic consequences of the pandemic, in addition to the entries shown in Note 18.4.

The most significant entry recorded occurred at the UEG Araucária thermoelectric plant, with the reversal in June 30, 2021 of the entire impairment recognized in previous periods, considering that the estimates of its cash flows are affected by the increase in dispatch from thermal plants, due to unfavorable hydrological conditions associated with operational policies of the National Operator of the Electric System – ONS to guarantee energy supply, including the restoration of the reservoirs of the hydroelectric plants, which makes the plant’s future dispatch assumptions have longer periods than previous projections.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In relation to the projections for hydroelectric and wind projects, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium and long term, there was an improvement in the prices practiced in the free market on the portion of non-contracted energy. Finally, in the long term, the expected GSF assumption used to calculate the impairment did not change significantly, accordingly evidencing the recoverability of assets.

a.3) Recovery of deferred tax assets

The Company has a balance of R$963,259 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at December 31, 2021. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The variation in the mark-to-market of electric power purchase and sale agreements occurred mainly due to the increase in the discount rate, which uses as a reference the rate of return of NTN-B disclosed by Anbima. In the medium and long-term, future electric power prices did not change significantly. Therefore, currently, the effects of the pandemic did not have a significant impact on the fair value of the Company’s future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company’s assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company’s assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, its effects did not have a significant impact on the fair value of the Company’s assets and liabilities.

a.6) Post-employment benefits

The Company’s management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Despite the economic instability in this pandemic period, the pension plan surplus remained in 2021 due to the increase in discount rates that reduced the present value of actuarial liabilities and offset the fall in the fair value of financial assets. As shown in Note 24, the benefit plans did not generate additional obligations.

a.7) Liquidity

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2021, the Company’s net working capital totals R$3,209,879 (R$1,753,039, at December 31, 2020) with a balance of cash and cash equivalents of R$3,472,845, compared to the balance of R$3,222,768 at December 31, 2020.

The Company has been monitoring its financial liquidity, considering raising funds and implementing cost reduction actions, with the objective of guaranteeing compliance with financial obligations in due time.

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

In view of the above, it should be noted that there was no significant or material impact on the Company’s business that could change the measurement of its assets and liabilities presented in the financial statements at December 31, 2021, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

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

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Such compensation will occur upon the extension of the grant, limited to seven years, and calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) withdraw any lawsuits whose purpose is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk on terms of the Law No. 13.203/2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In the renegotiation of the hydrological risk, Management exercised its judgment in the development and application of the accounting policy, as provided for in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred IAS 38, the constituted asset, in case of renegotiation of the non-hydrological risk, was recognized at fair value, considering the best estimate of the Company.

Copel’s plants with the right to extend the concession, pursuant to Aneel Ratification Resolution No, 2.919 of August 03, 2021 and No. 2.932, of September 17, 2021, are listed below:

Aneel Homologation	Company	Plant	Lease End Date (Current)	Extension (days)	Concession end date (After adhesion)	Interest %
REH 2.919/2021	Copel GeT	APUCARANINHA	10.12.2025	472	01.27.2027	100
	Copel GeT	CAPIVARI/CACHOEIRA(GPS)	01.05.2046	2,555	01.03.2053	100
	Copel GeT	CAVERNOSO	01.07.2031	898	06.23.2033	100
	Copel GeT	CHAMINE	08.16.2026	717	08.02.2028	100
	Copel GeT	DERIVAÇÃO DO RIO JORDÃO	11.15.2029	949	06.21.2032	100
	Copel GeT	GUARICANA	08.16.2026	705	07.21.2028	100
	Copel GeT	SALTO CAXIAS (GJR)	05.04.2030	1,051	03.20.2033	100
	Copel GeT	SAO JORGE	12.03.2024	598	07.24.2026	100
	Copel GeT	SEGREDO (GNB)	11.15.2029	1,045	09.25.2032	100
REH 2.932/2021	Copel GeT	CAVERNOSO 2	02.28.2046	1,742	12.06.2050	100
	Copel GeT	COLÍDER	01.17.2046	13	01.30.2046	100
	FDA (a)	GOV. BENTO MUNHOZ	09.17.2023	461	12.21.2024	100
	Copel GeT	MAUA	07.03.2042	1,789	05.27.2047	51
	Copel GeT	UHE BAIXO IGUAÇU	10.30.2049	34	12.03.2049	30
	ELEJOR	FUNDÃO	05.28.2037	1,110	06.11.2040	70
	ELEJOR	SANTA CLARA	05.28.2037	1078	05.10.2040	70
(a) Copel GeT subsidiaries

On September 20, 2021 and September 28, 2021, the Board of Directors of Elejor and Copel GeT, respectively, approved the adhesion to the renegotiation of the hydrological risk of the portion of physical guarantee not renegotiated in the Regulated Contracting Environment - ACR, through the extension of grant of its hydroelectric plants participating in the energy reallocation mechanism - MRE. With the approval of the Board of Directors of adherence to the terms of the Law, which includes the waiver of future questions or lawsuits in relation to the hydrological risks in question, the Company recognized an intangible asset referring to the right to the extension of the grant, in return to the item “Operating costs” as a cost recovery, in the amount of R$1,570,543 with a positive impact on its operating result and R$1,036,558 in net income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1	Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1	Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL) - Note 41	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e
Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Lltda. (Brownfield) - Note 1.2	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. - Note 1.2	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (c) - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
(a) Pre-operating stage.
(b) SPEs established with 0.1% interest in Cutia. The transfer of all shares to Copel GeT was concluded in 2021.
(c) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.2	Joint Ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (b)	Curitiba/PR	Exploration of oil and natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.
(b) Company closed in July 26, 2021.

1.1.3	Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4	Joint operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 18.3)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 18.3)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0
Consórcio Paraná IP (b)	Copel	49.0
	Consórcio BRC	51.0
a)	Consórcio Copel Energia a Gás Natural

In July 2020, Consórcio Copel Energia a Gás Natural was created with the purpose of developing technical, economic-financial and socio-environmental feasibility studies of natural gas thermoelectric generation projects. The object planned for the consortium is under development.

b)	Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP was created, with the objective of participating in studies and tenders for modernization of public lighting systems and development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently. The consortium’s termination process was completed on May 25th, 2021 with registration with the Paraná Commercial Registry.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.2	Business combination – Vilas Wind Complex

According to Material Fact 19/21, on November 30, 2021 Copel GeT completed the acquisition of 100% of the Vilas Wind Complex as part of the Company’s strategy of sustainable growth in renewable energy, expanding the diversification of the generation matrix aligned with the Investment Policy.

The project comprises 5 wind farms with 186.7 MW of installed capacity located in the Municipality of Serra do Mel - RN, fully in operation.

The table below shows the equity interests acquired. Copel GeT took control over these companies that, until then, were directly or indirectly controlled by Voltalia S.A.:

	Interest
Subsidiaries	%	Investor
Brownfield Investment Holding Lltda. (Brownfield)	100.0	Copel GeT
Ventos de Serra do Mel B S.A.	68.84	Copel GeT
	31.16	Brownfield
Eol Potiguar B61 SPE S.A.	99.99992	Copel GeT
	0.00008	Brownfield
Eol Potiguar B141 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Potiguar B142 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Potiguar B143 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	100.0	Ventos de Serra do Mel

Copel GeT preliminarily measured the fair value of the identified assets acquired and liabilities assumed at the acquisition date. The table below shows the consolidated amounts of all companies acquired:

	Adjusted	Fair value	Fair value at the
	book value (a)	adjustment	acquisition date
Assets acquired	901,059	277,120	1,178,179
Cash and cash equivalents	76,350	-	76,350
Bonds and securities	13,236	-	13,236
Trade accounts receivable	23,585	-	23,585
Other receivables	341	-	341
Income tax and social contribution	476	-	476
Other recoverable taxes	64	-	64
Prepaid expenses	24	-	24
Property, plant and equipment	754,557	-	754,557
Intangible assets	10,275	277,120	287,395
Right-of-use asset	22,151	-	22,151
Liabilities assumed	580,495	94,221	674,716
Suppliers	11,229	-	11,229
Income tax and social contribution	117	-	117
Other taxes due	2,905	-	2,905
Deferred income tax and social contribution	3,191	94,221	97,412
Loans and financing	514,273	-	514,273
Lease liability	22,379	-	22,379
Other accounts payable	26,401	-	26,401
Net assets acquired	320,564	182,899	503,463
(a) Book value of investees adjusted to the Company’s practices before the allocation of fair value in the business combination.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT’s investment. In the consolidated balance sheet, these amounts will comprise the balances of intangible assets and deferred income tax and social contribution.

The table below shows the consideration transferred for the assets acquired and the goodwill determined as a result of the recognition of the deferred tax liability in the business combination:

Consideration amount	597,684
(-) Fair value of net assets acquired	503,463
Goodwill	94,221

The amount paid is supported by the projections of discounted cash flows from the operations of the projects acquired. Of the total consideration, Copel GeT disbursed R$578,236 in November 2021 and the remainder will be paid during the first half of 2022 when prices will also be adjusted in accordance with the contractual provisions. Considering the cash acquired from the subsidiary in the amount of R$76,350, the net effect on the Company’s cash was R$501,886, as shown in the Statements of Cash Flows.

Had this business combination been carried out on January 1, 2021, the net operating revenue would have increased by R$78,071, totaling R$24,062,358, and the net income for the year would have increased by R$45,792, totaling R$5,094,394.

2.	Concessions and Authorizations

2.1	Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara	70	05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1	Compagas

Compagas is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the validity of 30 years as of July 6, 1994.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagas filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagas recognizing the validity of the maturity clause provided for in the contract.

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, maintaining the expiration of the concession on July 6, 2024.

On July 23, 2021, the Secretary of Planning and Structuring Projects of the State of Paraná submitted for public consultation the State Plan for the Piped Gas Distribution Sector, covering the proposal to extend the concession of Compagas for 30 years, counted from July 6, 2024. The proposal includes the execution of a new concession agreement, with a change in the tariff structure of the price concession by cost to a ceiling tariff. On February 22, 2022, a Public Hearing was held via videoconference to obtain suggestions and contributions to the State Gas and Concession Extension Plan. The Final Report of the hearing had not been disclosed until the authorization for issuance of these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033

PUBLIC SERVICE CONCESSIONS
Generation Concession Contract 045/1999
TPP Figueira (Note 36.2.6)		100	03.27.2019
HPP São Jorge (Note 36.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D’Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista	Resolution 913/2017 - transfer of title under
	Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 36.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
(a) Building under construction.	Building under construction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations)		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(b)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.07.2046	2026
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
	Transmission line 500 kV Itatiba - Bateias
	Transmission line 500 kV Araraquara 2 - Itatiba
	Transmission line 500 kV Araraquara 2 - Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(b)
(a) Beginning of commercial operation on April 1, 2021.
(b) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3.	Basis of Preparation
3.1	Basis of elaboration

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB.

The Company’s Management believes that all the relevant information used in its management is evidenced in the consolidated financial statements, and that it corresponds to that used by Management in administering the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The issuance of these consolidated financial statements was approved by Board of Directors on April 27, 2022.

3.2	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3	Basis of measurement

The consolidated financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4	Use of estimates and judgments

In the preparation of these consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.4.1	Judgments

Information about judgment referring to the adoption of accounting policies which significantly impacts the amounts recognized in the consolidated financial statements, except those involving estimates, is included in the following notes:

·	Note 4.1 - Basis of consolidation; and
·	Note 4.2 - Financial instruments.
3.4.2	Uncertainties over assumptions and estimates

Information on uncertainties related to assumptions and estimates with a reasonable possibility of leading to significant adjustments of resulting in a material change within the next financial year is included in the following notes:

·	Notes 4.3 and 9 - Sectorial financial assets and liabilities;
·	Notes 4.4 and 10 - Accounts receivable related to the concession
·	Notes 4.5 and 11 - Contract assets;
·	Notes 4.8 and 18 - Property, plant and equipment;
·	Notes 4.9 and 19 - Intangible assets;
·	Notes 4.10.1 and 7.3 - Expected Credit Losses;
·	Notes 4.10.2 and 18.4 - Impairment of assets;
·	Notes 4.11 and 30 - Provisions for litigation and contingent liabilities;
·	Note 4.12 - Revenue recognition;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

·	Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE);
·	Note 4.15 - Derivative financial instruments;
·	Note 4.16.2 and 13.1 - Deferred income tax and social contribution; and
·	Note 4.17 and 24 – Post-employment benefits.
3.5	Management’s judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company’s ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company’s Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4.	Significant Accounting Policies
4.1	Basis of consolidation
4.1.1	Calculation of equity in earnings of investees

Investments in joint ventures and associate are recognized in the consolidated financial statements based on the equity method. Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor’s interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the investment ceases to qualify as a jointly controlled or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees’ financial statements are adjusted to align their policies with the Company’s accounting policies.

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1.3	Noncontrolling interests

Noncontrolling interests are presented in equity, separately from the equity attributable to the Company’s shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Company’s shareholders, even if this procedure results in negative noncontrolling interest balance.

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

For the years ended December 31, 2021, 2020 and 2019

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

After initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets and this reclassification must be made prospectively.

The Company does not have financial instruments measured at fair value through other comprehensive income. The Company operates with derivative financial instruments as described in
Note 4.15.

The Company’s financial instruments are classified and measured as described below.

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

For the years ended December 31, 2021, 2020 and 2019

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

For the years ended December 31, 2021, 2020 and 2019

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

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company’s business model.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.4.4	Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets is transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.5	Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Concession Grantor, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1	Power distribution service concession

Represents the concessionaire’s contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

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

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is presented in financial assets and indemnified at the end of the concession by the Concession Grantor according to contractual definition.

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

For the years ended December 31, 2021, 2020 and 2019

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

Existing System Basic Network - RBSE

The assets that compose the Existing System Basic Network - RBSE include one economic component, referring to the cost of capital of the assets not depreciated in July 2017, and one financial component, resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession’s infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by ANEEL limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which is reviewed annually and adjusted if necessary.

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9.2	Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by ANEEL into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period, according to note 1-b.

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.10.1	Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, numbers of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivable portfolio.

Trade accounts receivable are written off when there is no reasonable expectation of recovery. Evidence for this includes, among other things, the debtor’s inability to participate in a plan to renegotiate its debt with the Company or to make contractual payments on overdue debts.

4.10.2	Non-financial assets

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

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses which had been recorded in prior years, this reversal is recognized in current year’s profit or loss.

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

Provisions are recognized when: i) the Company has a present obligation (legal, formalized or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client’s ability and intention to pay the consideration when due. The Company’s operating revenue comes mainly from the electricity supply and from the electric network availability.

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

For the years ended December 31, 2021, 2020 and 2019

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

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company’s business model.

4.13	Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized over time based on the stage of completion of the work.

The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities is not material.

The construction margin adopted for the transmission activity for the years 2021, 2020 and 2019 was 1.65%, and results from a calculation methodology which considers the respective business risk.

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.16	Taxes
4.16.1	Income Tax and Social Contribution

The taxation on profit comprises income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable tax rates according to prevailing legislation, namely, at 15%, plus 10% surtax on the amount exceeding R$240 per year, for income tax and at 9% for social contribution.

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

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are calculated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Company’s Management.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The assets of the benefit plans are valued at market value (marked-to-market) by the Company. The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.18	Standards applicable to the Company effective January 1, 2021

As of the fiscal year 2021, changes in the following standards are in effect, without impacts on the Company’s financial statements:

(i)	Annual review of standards: IFRS 16, IFRS 4, IAS 39, IFRS 7 and IFRS 9, as a result of the definition of the term “Reform of the Reference Interest Rate - Phase 2”;
(ii)	Amendment to IFRS 16 - lease concessions related to Covid-19.
4.19	New standards that are not yet in effect

As of the 2022 and 2023 financial years, changes in the following standards will be in effect:

(i)	IAS 37: specification of costs to fulfill onerous contract (from January 1,2022);
(ii)	IAS 16: definitions of resources before their intended use (from January 1,2022);
(iii)	IFRS 3: update of the standard, in view of the changes in the Conceptual Framework (from January 1,2022);
(iv)	Annual improvements to the 2018–2020 IFRS cycle with changes in standards: IFRS 1, IFRS 9, IFRS 16 and IAS 41 - Agriculture (from January 1,2022);
(v)	Changes in IAS 1: classification of liabilities as current or non-current (from January 1,2023);
(vi)	IFRS 17: new standards for insurance contracts, replacing IFRS 4 (from January 1,2023);
(vii)	IAS 1 amendment to the disclosures of accounting policies (from January 1,2023);
(viii)	IAS 8: update of definition of accounting estimates (from January 1,2023);

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(ix)	IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction (from January 1,2023);
(x)	IFRS 10 and IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company’s financial statements resulting from these changes in standards.

5.	Cash and Cash Equivalents

	12.31.2021	12.31.2020
Cash and bank accounts	231,372	228,711
Financial investments with immediate liquidity	3,241,473	2,994,057
	3,472,845	3,222,768

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 78.0% and 99.25% of Interbank Deposit Certificate (“CDI”).

6.	Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 1 to 48 months from the end of the reporting period.

Category	Index	12.31.2021	12.31.2020
Units in Funds (a)	CDI	284,852	237,141
Bank Deposit Certificates - CDB	82% to 101% of CDI	61,635	62,638
Financial Treasury Bonds - LFT	Selic	-	751
National Treasury Bills - LTN	10.92% p.y.	14,571	-
		361,058	300,530
	Current	16,121	1,465
	Noncurrent	344,937	299,065
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.	Trade Accounts Receivable

	Balances	Overdue	Overdue for more	Total	Total
	falling due	up to 90 days	than 90 days	12.31.2021	12.31.2020
Customers
Residential	523,798	302,191	32,081	858,070	639,424
Industrial	268,586	28,321	33,003	329,910	312,302
Commercial	362,454	69,612	10,836	442,902	335,439
Rural	120,383	28,136	2,940	151,459	109,651
Public Entities	56,669	1,543	320	58,532	37,370
Public lighting	55,850	93	-	55,943	46,615
Public service	61,493	704	153	62,350	41,812
Unbilled - captives	948,418	-	-	948,418	583,209
Energy installments plan - captives (7.1)	252,018	32,431	59,218	343,667	291,847
Low income subsidy - Eletrobras	17,712	-	-	17,712	13,783
Free consumers	171,213	1,760	1,522	174,495	163,786
Other receivables	51,737	23,122	82,667	157,526	168,270
Bonus for voluntary consumption reduction (7.4)	(134,890)	-	-	(134,890)	-
	2,755,441	487,913	222,740	3,466,094	2,743,508
Concessionaires, Permission holder and Trading Companies
Bilateral contracts	209,230	35	1,367	210,632	590,335
Regulated contracts	217,097	814	5,326	223,237	170,951
CCEE (7.2)	347,864	-	119,665	467,529	328,001
Energy suplies	774,191	849	126,358	901,398	1,089,287
Charges from using transmission grid	346,570	3,143	12,357	362,070	281,508

Gas distribution	77,827	1,879	10,759	90,465	70,928

Expected credit losses (7.3)	(11,873)	(23,238)	(269,490)	(304,601)	(365,551)
	3,942,156	470,546	102,724	4,515,426	3,819,680
Current				4,433,193	3,768,242
Noncurrent				82,233	51,438
7.1	Energy installments plan – captive customers

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2021, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.16% p.m.

7.2	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at December 18, 2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency’s decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. The main action awaits its judgment on merits.

The contracted energy of the Colider plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3	Expected credit losses

	Balance as of January 1, 2019	Additions / (Reversals)	Reversal of write offs	Balance as of December 31, 2019	Additions / (Reversals)	Reversal of write offs	Reclassi- fication (a)	Balance as of December 31, 2020	Additions / (Reversals)	Reversal of write offs	Reclassi- fication (a)	Balance as of December 31, 2021
Customers
Residential	21,722	71,794	(51,692)	41,824	65,937	(60,365)	-	47,396	117,928	(115,056)	-	50,268
Industrial	87,197	33,772	(23,015)	97,954	22,487	(31,575)	-	88,866	20,413	(66,848)	-	42,431
Commercial	69,717	27,866	(26,658)	70,925	29,092	(31,294)	-	68,723	35,628	(46,057)	-	58,294
Rural	3,810	1,499	(1,920)	3,389	4,788	(4,240)	-	3,937	6,407	(7,384)	-	2,960
Public Entities	4,874	435	(419)	4,890	9	(1,815)	-	3,084	184	(2,887)	-	381
Public lighting	120	(117)	-	3	20	(15)	-	8	11	(8)	-	11
Public service	199	145	(79)	265	124	(246)	-	143	(16)	(154)	-	(27)
Unbilled	1,502	(322)	-	1,180	409	-	-	1,589	885	-	-	2,474
Adjustment to present value	(2,883)	1,442	-	(1,441)	791	-	-	(650)	(854)	-	-	(1,504)
	186,258	136,514	(103,783)	218,989	123,657	(129,550)	-	213,096	180,586	(238,394)	-	155,288
Concessionaires, Permission holder and Trading Companies
CCEE (7.2)	119,665	-	-	119,665	-	-	-	119,665	-	-	-	119,665
Concessionaries and permission holder	9,474	11,608	(657)	20,425	392	(284)	-	20,533	1,224	(1,994)	-	19,763
	129,139	11,608	(657)	140,090	392	(284)	-	140,198	1,224	(1,994)	-	139,428
Telecommunications	3,879	13,292	(12,022)	5,149	3,609	(6,260)	(2,498)	-	3,042	(3,153)	111	-
Gas distribution	12,112	1,063	(647)	12,528	238	(509)	-	12,257	(2,611)	239	-	9,885
	331,388	162,477	(117,109)	376,756	127,896	(136,603)	(2,498)	365,551	182,241	(243,302)	111	304,601
(a) Reclassification to Assets classified as held for sale (Note 41).

7.4	Incentive program for the voluntary reduction of electricity consumption

Due to the water scarcity scenario in the last years, the Federal Government proposed the creation of the Incentive Program for the Voluntary Reduction of Electricity Consumption, within the scope of the Chamber of Exceptional Rules for Hydroenergetic Management (CREG), with the purpose of encouraging consumers to reduce their energy consumption and thus avoid contracting more expensive plants.

To be entitled to the bonus, the consumer should reduce his electricity consumption in the months from September to December 2021, in such a way that the total consumptions in this period were at least 10% lower than the total consumptions for the same period of 2020. Once the reduction target is reached, the consumer will receive a bonus of R$0.50 per kilowatt-hour (kWh) of the total energy saved from September to December 2021, compared to the same period of 2020. However, the bonus to be credited to the electricity bill is limited to 20% of the energy saved.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consumers eligible to receive the bonus are those of low voltage (group B) and medium and high voltage (group A), only from residential, industrial, commercial, services and other activities, rural and public service consumption classes, including those residential consumers that benefit from the Social Electricity Tariff (TSEE). The costs of the Incentive Program for the Voluntary Reduction of Electricity Consumption will be covered by the System Service Charges (ESS), to be passed on by CCEE to the distributors.

The Company recorded a credit in the amount of R$134,890 in Assets - Consumers, concessionaires and licensees referring to the bonus granted to consumers as a result of the aforementioned program against Assets - Other Receivables.

For eligible consumers, the bonus will be credited to invoices for January, February and March 2022, and reimbursement to distributors will be made in the CCEE accounting for January, February and March, to be settled in March, April and May of the same year.

8.	CRC Transferred to the Paraná State Government

The Company’s Management and the Paraná State Government maintained an agreement for negotiation of the Account for Compensation of Income and Losses - CRC until August 10, 2021.

On July 14th, 2021, Official Letter No. 443/2021 - GS/SEFA was received, through which the Paraná State Government expressed its intention to fully settle the CRC and on August 10, 2021 the debt balance was fully paid restated on a daily pro rata basis, in the amount of R$1,431,200.

The State of Paraná complied with the agreed terms and made the payments under the contracted conditions.

8.1	Changes in CRC

Balance as of		Monetary		Balance as of		Monetary		Balance as of
January 1, 2020	Interest	variations	Amortizations	December 31, 2020	Interest	variations	Receipts	December 31, 2021
1,350,685	80,788	261,176	(300,025)	1,392,624	52,234	201,756	(1,646,614)	-

Current				287,789				-
Noncurrent				1,104,835				-

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.	Net Sectorial Financial Assets and Liabilities

9.1	Compositions of net sectorial financial assets and liabilities balances per tariff cycle

		12.31.2021		12.31.2020
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2021
Portion A
Electricity purchased for resale - CVA Energ	-	-	(54,864)	(54,864)
Electricity purchased for resale - Itaipu	-	-	231,588	231,588
Transport of energy using the transmission system - basic grid	-	-	88,137	88,137
Transport of energy purchased from Itaipu	-	-	9,766	9,766
System Service Charges - ESS	-	-	11,266	11,266
Energy Development Account - CDE	-	-	(903)	(903)
Proinfa	-	-	(89)	(89)
Other financial components
Neutrality	-	-	27,923	27,923
Overcontracting	-	-	78,836	78,836
Hydrological risk	-	-	(143,147)	(143,147)
Tariff refunds	-	-	(76,144)	(76,144)
Other		-	1,096	1,096
	-	-	173,465	173,465
Sectorial financial assets - Electricity rate adjustment recoverable 2022
Portion A
Electricity purchased for resale - CVA Energ	(175,646)	(175,646)	-	-
Electricity purchased for resale - Itaipu	486,312	486,312	-	-
Transport of energy using the transmission system - basic grid	13,211	13,211	-	-
Transport of energy purchased from Itaipu	(929)	(929)	-	-
System Service Charges - ESS	253,471	253,471	-	-
Energy Development Account - CDE	(28,186)	(28,186)	-	-
Proinfa	(99)	(99)	-	-
Other financial components
Neutrality	23,702	23,702	-	-
Overcontracting	(62,531)	(62,531)	-	-
Hydrological risk	(183,739)	(183,739)	-	-
Tariff refunds	(39,014)	(39,014)	-	-
Itaipu Bonus	30,553	30,552	-	-
Other	66,635	66,636	-	-
	383,740	383,740	-	-
	383,740	383,740	173,465	173,465

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		12.31.2021		12.31.2020
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2020
Portion A
Electricity purchased for resale - CVA Energ	-	-	9,675	-
ESS	-	-	(3,401)	-
CDE	-	-	(66)	-
Proinfa	-	-	33	-
Transport of energy using the transmission system - basic grid	-	-	603	-
Transport of energy purchased from Itaipu	-	-	214	-
Other financial components	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	36,395	-
Hydrological risk	-	-	(187,817)	-
Tariff refunds	-	-	(41,381)	-
Overcontracting	-	-	(26,995)	-
Neutrality	-	-	21,419	-
Other	-	-	2,612	-
	-	-	(188,709)	-
Sectorial financial liabilities - Tariff Review 2021
Portion A
Electricity purchased for resale - CVA Energ	(124,550)	-	-	-
ESS	24,338	-	-	-
CDE	37,586	-	-	-
Proinfa	10,699	-	-	-
Electricity purchased for resale - Itaipu	314,342	-	-	-
Transport of energy using the transmission system - basic grid	154,099	-	-	-
Transport of energy purchased from Itaipu	15,876	-	-	-
Other financial components		-	-	-
Refund Pis and Cofins credits	(337,350)	-	-	-
Hydrological risk	(236,674)	-	-	-
Tariff refunds	(55,116)	-	-	-
Overcontracting	46,466	-	-	-
Neutrality	33,773	-	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	(184)	-	-	-
Other	(23,075)	-	-	-
	(139,770)	-	-	-
Sectorial financial liabilities - Tariff Review 2023
Financial components
Tariff refunds	-	(21,951)	-	-
Other	-	(87,556)
	-	(109,507)	-	-
Sectorial financial liabilities - Tariff Review 2024
Financial components
Tariff refunds	-	(21,951)	-	-
	-	(21,951)	-	-
Sectorial financial liabilities - Tariff Review 2025
Financial components
Tariff refunds	-	(21,951)	-	-
	-	(21,951)	-	-
	(139,770)	(153,409)	(188,709)	-

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.2	Changes in net sectorial financial assets and liabilities

	Balance as of	Operating revenues		Financial results	Tariff	Statement of Financial Position	Balance as of
	December 31, 2020	Constitution	Amortization	Updating	flags	Constitution	December 31, 2021
Portion A
Electricity purchased for resale - Itaipu	463,176	1,133,849	(348,804)	38,745	-	-	1,286,966
Electricity purchased for resale - CVA Energ	(100,053)	640,205	128,545	(1,303)	(1,143,236)	-	(475,842)
Transport of energy using the transmission system - basic grid	176,877	164,203	(170,538)	9,979	-	-	180,521
Transport of energy purchased from Itaipu	19,746	10,933	(17,746)	1,085	-	-	14,018
ESS	19,131	728,954	(23,429)	2,374	(195,750)	-	531,280
CDE	(1,872)	22,765	(41,260)	1,581	-	-	(18,786)
Proinfa	(145)	22,155	(11,812)	303	-	-	10,501
Other financial components
Refunds of Pis and Cofins (Note 13.2.1)	-	-	364,650	-	-	(702,000)	(337,350)
Neutrality	77,265	60,608	(57,925)	1,229	-	-	81,177
Offset of energy surplus/deficit under CCEAR bilateral contracts	36,395	(383)	(36,196)	-	-	-	(184)
Hydrological risk	(474,111)	(562,663)	443,644	(11,022)	-	-	(604,152)
Tariff refunds	(193,669)	(97,684)	100,956	(8,600)	-	-	(198,997)
Overcontracting	130,677	(99,743)	(23,230)	(2,220)	(84,080)	-	(78,596)
Itaipu bonus	-	60,065	-	220	-	(86,736)	(26,451)
Others	4,804	89,875	22,330	(213)	-	(6,600)	110,196
	158,221	2,173,139	329,185	32,158	(1,423,066)	(795,336)	474,301
Current assets	173,465						383,740
Noncurrent assets	173,465						383,740
Current liabilities	(188,709)						(139,770)
Noncurrent liabilities	-						(153,409)

	Balance as of	Operating revenues		Financial results	Write-offs Covid Account	Tariff	Balance as of
	January 1, 2020	Constitution	Amortization	Updating		flags	December 31, 2020
Portion A
Electricity purchased for resale - Itaipu	793,327	893,581	(354,300)	28,197	(897,629)	-	463,176
Electricity purchased for resale - CVA Energ	265,788	(242,246)	(253,482)	1,076	164,804	(35,993)	(100,053)
Transport of energy using the transmission system - basic grid	13,038	265,030	48,154	1,715	(151,060)	-	176,877
Transport of energy purchased from Itaipu	24,391	31,762	(10,503)	801	(26,705)	-	19,746
ESS	(264,949)	(72,032)	169,396	(8,854)	249,724	(54,154)	19,131
CDE	152,928	56,608	(102,027)	5,065	(114,446)	-	(1,872)
Proinfa	8,468	(21,615)	(8,856)	(181)	22,039	-	(145)
Other financial components
Neutrality	48,506	95,870	(52,843)	187	(14,455)	-	77,265
Offset of energy surplus/deficit under CCEAR bilateral contracts	40,192	75,917	(79,714)	-	-	-	36,395
Hydrological risk	(347,160)	(444,291)	322,432	(5,092)	-	-	(474,111)
Tariff refunds	(194,253)	(83,514)	88,269	(4,171)	-	-	(193,669)
Overcontracting	(168,123)	274,051	145,853	663	(101,788)	(19,979)	130,677
Others	(448)	6,927	(2,375)	700	-	-	4,804
	371,705	836,048	(89,996)	20,106	(869,516)	(110,126)	158,221
Current assets	355,570						173,465
Noncurrent assets	118,419						173,465
Current liabilities	-						(188,709)
Noncurrent liabilities	(102,284)						-

10.	Accounts Receivables - Concessions

	12.31.2021	12.31.2020
Power distribution service concession (10.1)	1,200,708	960,518
Piped gas distribution service concession (10.2)	233,026	189,416
Bonus from the grant of concession agreements under the quota system (10.3)	730,851	671,204
Generation concession agreements (10.4)	102,220	81,202
	2,266,805	1,902,340
Current	5,121	4,515
Noncurrent	2,261,684	1,897,825

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.1	Power distribution service concession

Balance as of January 1, 2020	836,818
Transfers from contract assets (Note 11.1)	86,154
Transfers to intangible assets (Note 19.1)	(99)
Transfers to other receivables (assets held for disposal)	(7,428)
Fair value recognition	45,187
Loss on disposal	(114)
Balance as of December 31, 2020	960,518
Transfers from contract assets (Note 11.1)	125,492
Transfers to intangible assets (Note 19.1)	8,385
Transfers to other receivables (assets held for disposal)	(2,407)
Fair value recognition	108,733
Loss on disposal	(13)
Balance as of December 31, 2021	1,200,708

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2	Piped gas distribution service concession

Balance as of January 1, 2020	324,385
Transfers from contract assets (Note 11.2)	7,390
Transfers to intangible assets (Note 19.3)	(154,483)
Fair value recognition	12,154
Loss on disposal	(30)
Balance as of December 31, 2020	189,416
Transfers from contract assets (Note 11.2)	8,310
Transfers to intangible assets (Note 19.3)	1,398
Fair value recognition	33,909
Loss on disposal	(7)
Balance as of December 31, 2021	233,026

10.3	Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2020	647,984
Transfers to electricity grid use charges - customers	(71,087)
Interest (Note 32.1)	94,307
Balance as of December 31, 2020	671,204
Transfers to electricity grid use charges - customers	(74,835)
Interest (Note 32.1)	134,482
Balance as of December 31, 2021	730,851

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$574,827, as per ANEEL Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT’s unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.4	Power generation concession contract

Balance as of January 1, 2020	69,182
Remeasurement	1,518
Reversal of impairment (Note 33.4)	10,502
Balance as of December 31, 2020	81,202
Remeasurement	18,414
Reversal of impairment (Note 33.4)	2,604
Balance as of December 31, 2021	102,220

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management’s expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015.

11.	Contract assets

	12.31.2021	12.31.2020
Power distribution service concession (11.1)	1,798,195	1,114,961
Piped gas distribution service concession (11.2)	29,815	27,254
Power transmission concession (11.3)	5,060,038	4,350,582
	6,888,048	5,492,797
Current	148,488	285,682
Noncurrent	6,739,560	5,207,115

11.1	Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2020	875,354	(31,070)	844,284
Acquisitions	1,391,267	-	1,391,267
Customers contributions	-	(112,689)	(112,689)
Provision for legal claims added to the cost of the works	1,522	-	1,522
Transfers to intangible assets (Note 19.1)	(1,016,482)	105,116	(911,366)
Transfers to accounts receivable - concessions (Note 10.1)	(94,978)	8,824	(86,154)
Loss on disposal	(11,903)	-	(11,903)
Balance as of December 31, 2020	1,144,780	(29,819)	1,114,961
Acquisitions	1,765,226	-	1,765,226
Customers contributions	-	(160,826)	(160,826)
Provision for legal claims added to the cost of the works	33,040	-	33,040
Transfers to intangible assets (Note 19.1)	(943,905)	122,346	(821,559)
Transfers to accounts receivable - concessions (Note 10.1)	(140,120)	14,628	(125,492)
Loss on disposal	(7,155)	-	(7,155)
Balance as of December 31, 2021	1,851,866	(53,671)	1,798,195

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.2	Piped gas distribution service concession contract

Balance as of January 1, 2020	26,734
Acquisitions	15,187
Transfers to intangible assets (Note 19.3)	(7,277)
Transfers from/to accounts receivable - concessions (Note 10.2)	(7,390)
Balance as of December 31, 2020	27,254
Acquisitions	14,269
Transfers to intangible assets (Note 19.3)	(3,398)
Transfers to accounts receivable - concessions (Note 10.2)	(8,310)
Balance as of December 31, 2021	29,815

11.3	Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2020	2,601,929	1,317,706	3,919,635
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(312,120)	(266,027)	(578,147)
Transfers to property, plant and equipment	(613)	-	(613)
Transfers from litigations	(576)	-	(576)
Remuneration	489,438	291,669	781,107
Construction revenue	255,578	-	255,578
Construction income	4,217	-	4,217
Loss from inefficiency (11.3.1)	(7,654)	-	(7,654)
Loss on disposal	(23,687)	-	(23,687)
Balance as of December 31, 2020	3,007,234	1,343,348	4,350,582
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(315,358)	(250,520)	(565,878)
Transfers to property, plant and equipment	(1,483)	-	(1,483)
Transfers from litigations	3,376	-	3,376
Remuneration	621,366	242,872	864,238
Construction revenue	187,733	-	187,733
Construction income	3,097	-	3,097
Gain from efficiency (11.3.1)	125,699	91,952	217,651
Balance as of December 31, 2021	3,632,386	1,427,652	5,060,038

11.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

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

In the year 2021, there was an estimated efficiency gain of R$217,651. The main impacts are described as follows:

• Gain of R$91,952 arising from the reprofiling of RBSE assets;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

• Gain of R$52,277 from the Periodic Tariff Review of contracts 010/2010 (LT Araraquara – Taubaté), 015/2010 (Cerquilho) and 006/2016 (LT Blumenau – Curitiba Leste);

• Gain of R$24,804 for the success of the partial claim by Copel GeT on the exclusion of liability related to contract 010/2010 (LT Araraquara – Taubaté), in which it was decided to extend 878 days from the end of the concession contract; and

• Efficiency gains in the construction of reinforcements and improvement in the amount of R$48,618 due to the construction cost being lower than expected.

11.3.2	Assumptions adopted for the calculation of contract assets

.		12.31.2021		12.31.2020
	Concession assets	RBSE assets	Concession assets	RBSE assets
Construction income	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.56% p.y.	9.54% p.y.	9.58% p.y.	9.54% p.y.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Homologatory Resolution	456,499	192,288	415,455	279,406
(a) Average rate of contracts
(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

12.	Other Receivables

	12.31.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)	855,775	689,531
Services in progress (a)	319,179	260,348
Bonus for voluntary consumption reduction (Note 7.4)	134,892	-
Credits on purchases of gas (12.1)	73,229	120,515
CDE Transfer (12.2)	68,999	60,433
Disposals and decommissioning in progress	42,509	36,855
Reimbursement of coal consumption values by CDE	33,107	28,657
Advance payments to employees	20,141	17,785
Advance payments to suppliers (b)	15,528	36,609
Tariff flag - CCRTB	9,892	7,194
Derivatives fair value - forward contract (Note 36.2.3 - b)	2,907	23,308
Advance for real estate indemnity	1,402	14,484
Other receivables	88,862	63,926
	1,666,422	1,359,645
Current	749,816	514,185
Noncurrent	916,606	845,460
CCRTB - Centralizing account of Tariff Flag Resources.
(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.
(b) Advances to suppliers provided on contractual clauses.

12.1	Credits on purchases of gas - Compagas

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagas has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

and scenarios for the next years, Compagas estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset. In accordance with contractual provisions and consumption perspectives, from the review of projects and scenarios for the coming years, the Company carried out a review of the estimated recoverable value of the ship or pay credit to be offset and recorded impairment, as shown in NE nº 33.4.

12.2	CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2020 to May 2021, in accordance with Aneel Resolution 2,704/2020, was R$47,005 per month.

As of June 2021, the amount was changed to R$47,661 monthly (Aneel Ratifying Resolution 2,886/2021 of June 22, 2021), upon approval of the result of the last Annual Tariff Adjustment. This amount comprises R$2,643, which refers to previous differences and R$45,019 related to the forecast for the 2021-2022 cycle.

13.	Taxes.............

13.1	Deferred income tax and social contribution

				Recognized					Recognized
	Balance as of	Recognized	Reclassi-	comprehensive	Balance as of	Recognized		Reclassi-	comprehensive	Balance as of
	January 1, 2020	in income	fication (b)	income	December 31, 2020	in income	Others (a)	fication (b)	income	December 31, 2021
Noncurrent assets
Provisions for legal claims	516,752	(4,391)	(12,986)	-	499,375	7,291	-	(2,205)	-	504,461
Post-employment benefits	405,414	7,845	1,583	92,190	507,032	(766)	-	16,875	(93,881)	429,260
Impairment of assets	385,467	(45,146)	(29,715)	-	310,606	(6,456)	-	(1,753)	-	302,397
Research and development and energy efficiency programs	165,331	(12,833)	-	-	152,498	(13,649)	-	-	-	138,849
Tax losses and negative tax basis	98,242	146,469	(29,322)	-	215,389	54,416	(148,005)	1,210	-	123,010
Provisons for performance and profit sharing	52,115	108,344	-	-	160,459	(45,866)	-	-	-	114,593
Expected credit losses	131,821	(6,889)	(1,750)	-	123,182	(21,476)	-	(2,994)	-	98,712
Social security contributions - injunction on judicial deposit	71,200	2,745	(2,953)	-	70,992	3,673	-	78	-	74,743
Amortization - concession	58,344	(11,135)	-	-	47,209	5,220	-	-	-	52,429
Voluntary retirement program	958	9,857	-	-	10,815	13,493	-	-	-	24,308
Concession contracts	22,353	(1,292)	-	-	21,061	(1,292)	-	-	-	19,769
Others	160,340	(3,850)	(6,828)	-	149,662	1,457	1,062	5,905	-	158,086
	2,068,337	189,724	(81,971)	92,190	2,268,280	(3,955)	(146,943)	17,116	(93,881)	2,040,617
(-) Noncurrent liabilities
Concession contracts	711,831	188,674	-	-	900,505	808,372	94,221	-	-	1,803,098
Deemed cost of property, plant and equipment	381,209	(30,718)	-	-	350,491	(23,994)	-	-	-	326,497
Derivative financial instruments	70,945	46,737	-	-	117,682	(12,178)	-	-	-	105,504
Accelerated depreciation	50,322	25,633	-	-	75,955	26,369	-	-	-	102,324
Escrow deposits monetary variation	61,145	1,787	(1,205)	-	61,727	3,392	-	-	-	65,119
Transaction cost on borrowings and debentures	32,108	(6,867)	(2,038)	-	23,203	4,833	-	-	-	28,036
Others	42,577	(10,626)	-	-	31,951	(20,343)	-	-	-	11,608
	1,350,137	214,620	(3,243)	-	1,561,514	786,451	94,221	-	-	2,442,186
Net	718,200	(24,896)	(78,728)	92,190	706,766	(790,406)	(241,164)	17,116	(93,881)	(401,569)
Assets presented in the Statement of Financial Position	1,011,866				1,191,104					963,259
Liabilities presented in the Statement of Financial Position	(293,666)				(484,338)					(1,364,828)
(a) R$148,005 recognized in the Discontinued operation and R$94,221 related to the effects of the first consolidation of Vilas (Note 1.2).
(b) R$17,116 related to the reclassification to Assets classified as held for sale (Note 41).

13.1.1	Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on April 27, 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

Following are the items that were the basis for the setup of the main credits, as well as their form of realization:

- Provisions for post-employment benefits: realized as the payments are made to the Fundação Copel or reversed according to new actuarial estimates;

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

- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income;

- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2022	388,826	(161,407)
2023	144,103	(268,255)
2024	145,942	(273,502)
2025	105,389	(194,576)
2026	98,634	(167,543)
2027 to 2029	226,560	(419,476)
2030 to 2031	931,163	(957,427)
	2,040,617	(2,442,186)

13.1.2	Unrecognized tax credits

As of December 31, 2021, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$68,826 (R$131,655, as of December 31, 2020) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.2	Other taxes recoverable and other tax obligations

	12.31.2021	12.31.2020
Current assets
Recoverable ICMS (VAT)	111,101	89,942
Recoverable PIS/Pasep and Cofins taxes (a)	1,396,645	1,474,119
Other recoverable taxes	1,118	1,262
	1,508,864	1,565,323
Noncurrent assets
Recoverable ICMS (VAT)	141,951	84,376
Recoverable PIS/Pasep and Cofins taxes (a)	2,967,756	4,421,403
Other recoverable taxes	33,839	33,719
	3,143,546	4,539,498
Current liabilities
ICMS (VAT) payable	290,627	201,138
PIS/Pasep and Cofins payable	42,340	179,133
IRRF on interest on capital	33,592	43,950
Special Tax Regularization Program - Pert	52,168	50,565
Other taxes	22,206	15,822
	440,933	490,608
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	220,108	209,145
Special Tax Regularization Program - Pert	369,526	408,738
Other taxes	5,176	4,600
	594,810	622,483
(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 13.2.1)

13.2.1	Pis and Cofins credit on ICMS

Copel Distribuição

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS’s right to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became virtually certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered by offsetting against taxes payable within the statute of limitations period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which began in June 2021 with authorizations from the Federal Revenue of Brazil of the credit originating from Cofins.

On February 09, 2021, Aneel opened a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel’s proposal is the return of the amounts through a rebate in the electricity bill in each Tariff Cycle (credits with Federal Revenue of Brazil, plus any judicial deposits already received by the concessionaire/permissionaire), allocated according to its consumer class, with shares being defined for each of them at each billing cycle, so that their participation in monthly billing is taken into account. There was also no manifestation by Aneel regarding the statute of limitations for returning the credit to the consumer.

Also, on February 09, 2021, Aneel published Aneel Dispatch No. 361, establishing that, in exceptional situations, in which there is a possibility of a significant tariff increase, prior to the conclusion of a Public Consultation No. 005/2021, part of the PIS and Cofins credits may be utilized in offsetting the tariff increase, limited to 20% (twenty percent) of the total involved in lawsuits filed by distributors.

Considering Aneel Dispatch nº 361/2021, in tariffs readjusted as of June 24, 2021, by means of Ratifying Resolution No. 2,886, R$702,000 were used as a financial item, reducing consumer tariffs in the next twelve months. However, in the tariff process, the Company expressed the right to claim, if necessary, future tariff adjustments to equalize any financial differences observed between the amounts considered herein and the amounts effectively recovered from tax credits, as well as other rights it deems necessary.

On May 13th, 2021, the Supreme Court concluded the judgment of the opposing motion for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting it in the following terms: (i) relating to ICMS excluded from the calculation basis of PIS/Cofins contributions, prevailed the detached ICMS method; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment is delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of the Company, maintaining the treatment and amounts recorded.

The table below shows the impacts of these records on Copel’s statement of financial position and statement of income:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2021	12.31.2020
Tax credit - principal	2,949,943	3,620,118
Tax credit - monetary update	1,405,322	2,035,636
Effect on assets	4,355,265	5,655,754

Pis/Pasep and Cofins to be refunded to consumers	(3,905,398)	(3,805,985)
(-) Transfer to sectorial financial liabilities	578,603	-
Tax liabilities - Pis/Pasep and Cofins payable on financial income	-	(94,657)
Income tax and social contribution	-	(596,738)
Effect on liabilities	(3,326,795)	(4,497,380)

EFFECT ON STATEMENT OF FINANCIAL POSITION	1,028,470	1,158,374

Net operating revenue	-	810,563
Financial income, net of pis and cofins	21,640	944,549
Income tax and social contribution	(7,358)	(596,738)
EFFECT ON THE INCOME STATEMENT	14,282	1,158,374

In addition, as mentioned above, in the Tariff Review process of Copel DIS of 06.24.2021, the amount of R$702,000 was transferred to the Sector Financial Liability account, of which R$578,603 referring to the portion of tax credits to be returned to the consumer and R$123,397 that were recorded in the PIS and Cofins account to be refunded to consumers. Part of this balance has already been amortized and the remainder will be paid up to June 2022, when this tariff cycle ends, as shown in Note 9.2.

Compagas

The balance contains the record resulting from the final and unappealable decision of the lawsuit records in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the favorable ruling, Compagas recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at updated balance, on December 31, 2021, is R$75,192 (R$83,716 on December 31, 2020).

13.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2021	12.31.2020	12.31.2019
Income before IRPJ and CSLL	5,118,677	5,119,537	2,846,923
IRPJ and CSLL (34%)	(1,740,350)	(1,740,643)	(967,954)
Tax effects on:
Equity in income	124,547	65,806	36,297
Interest on own capital	226,928	276,808	222,848
Dividends	437	243	192
Non deductible expenses	(25,336)	(17,133)	(15,274)
Tax incentives	43,720	28,572	17,804
Unrecognized income and social contribution tax loss carry-forwards	(29,002)	(39,421)	(48,892)
Setting up and/or offset of income tax and social contribution
losses of prior years	85,723	-	-
Difference between the calculation bases of deemed profit and taxable profit	49,638	121,242	72,175
Others	4,063	19,161	7,143
Current IRPJ and CSLL	(469,226)	(1,260,469)	(416,687)
Deferred IRPJ and CSLL	(790,406)	(24,896)	(258,974)
Effective rate - %	24.6%	25.1%	23.7%

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.	Prepaid Expenses

	12.31.2021	12.31.2020
Program for incentive to alternative energy sources - Proinfa	35,837	22,408
Insurance premiums	17,692	14,453
Others	147	170
	53,676	37,031
Current	53,649	36,987
Noncurrent	27	44

15.	Dividends Receivable

	12.31.2021	12.31.2020
Joint ventures
Matrinchã	10,091	34,460
Guaraciaba	27,198	16,281
Other	30,761	15,828
	68,050	66,569

Associates and other temporary investments	112	497
	112	497
	68,162	67,066

16.	Judicial Deposits

	12.31.2021	12.31.2020
Taxes claims (16.1)	405,739	346,659
Labor claims	106,376	72,263
.
Civil claims
Civil claims	53,438	57,006
Easements	18,407	7,156
Customers	3,867	3,479
	75,712	67,641
.
Others	3,304	183
	591,131	486,746

16.1	Tax judicial deposits

Of the balance, R$218,143 at December 31, 2021 (R$208,871 at December 31, 2020) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations, as mentioned in Note 13.2.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.	Investments

17.1	Changes in investments

	Balance as of		Investment/	Amorti-	Dividends	Other	Balance as of
	January 1, 2021	Equity	AFAC	zation	and JSCP	(a)	December 31, 2021
Joint Ventures (17.3)
Voltalia São Miguel do Gostoso I	107,721	1,269	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	(367)	-	-	9,304
Caiuá	95,362	13,765	-	-	(2,150)	-	106,977
Integração Maranhense	148,581	20,255	-	-	(2,273)	-	166,563
Matrinchã	734,503	96,614	-	-	(19,346)	-	811,771
Guaraciaba	361,170	57,363	-	-	(10,918)	-	407,615
Paranaíba	203,681	35,112	-	-	(11,870)	-	226,923
Mata de Santa Genebra	661,430	63,173	-	-	(13,614)	-	710,989
Cantareira	359,686	53,492	30,870	-	(6,718)	-	437,330
Solar Paraná	6,831	104	100	-	-	-	7,035
	2,688,636	341,147	30,970	(367)	(66,889)	-	2,993,497
Associates
Dona Francisca Energética (17.4)	28,147	8,574	-	-	(9,664)	-	27,057
Foz do Chopim Energética (17.4)	9,986	16,596	-	-	(7,480)	-	19,102
Other	1,940	(3)	-	-	-	-	1,937
	40,073	25,167	-	-	(17,144)	-	48,096
Investment property	808	-	-	(5)	-	(262)	541
	2,729,517	366,314	30,970	(372)	(84,033)	(262)	3,042,134
(a) Transfer of assets destined for disposal.
AFAC - Advance for future capital increase
JSCP - Interest on capital

	Balance as of		Investment/	Capital	Amorti-	Dividends	Other	Balance as of
	January 1, 2020	Equity	AFAC	decrease	zation	and JSCP	(a)	December 31, 2020
Joint Ventures (17.3)
Voltalia São Miguel do Gostoso I	110,099	(2,378)	-	-	-	-	-	107,721
Voltalia São Miguel do Gostoso - authorization rights	10,038	-	-	-	(367)	-	-	9,671
Caiuá	78,312	(8,964)	26,014	-	-	-	-	95,362
Integração Maranhense	138,716	13,672	-	-	-	(3,807)	-	148,581
Matrinchã	711,527	25,644	-	-	-	(2,668)	-	734,503
Guaraciaba	337,077	25,528	-	-	-	(1,435)	-	361,170
Paranaíba	173,973	29,708	-	-	-	-	-	203,681
Mata de Santa Genebra	573,357	48,594	39,479	-	-	-	-	661,430
Cantareira	338,268	42,666	-	-	-	(21,248)	-	359,686
Solar Paraná	-	(115)	6,946	-	-	-	-	6,831
							-
	2,471,367	174,355	72,439	-	(367)	(29,158)	-	2,688,636
Associates
Dona Francisca Energética (17.4)	28,423	9,674	-	-	-	(9,950)	-	28,147
Foz do Chopim Energética (17.4)	12,175	9,629	-	-	-	(11,818)	-	9,986
Dominó Holdings	246	(93)	-	-	-	-	(153)	-
Other	10,155	(18)	-	(228)	-	-	(7,969)	1,940
	50,999	19,192	-	(228)	-	(21,768)	(8,122)	40,073
Investment property	813	-	-	-	(5)	-	-	808
	2,523,179	193,547	72,439	(228)	(372)	(50,926)	(8,122)	2,729,517
(a) R$7.969 of Impairment of Estação Osasco Desenvolvimento Imobiliário S.A., an associate of UEG Araucária, and R$153 of liquidation of Dominó.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2	Subsidiaries with non-controlling interests

17.2.1	Summarized financial information

	Compagás		Elejor		UEG Araucária
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020

ASSETS	827,901	749,434	813,670	705,233	776,201	554,079
Current assets	355,500	245,028	166,890	165,150	515,430	392,775
Noncurrent assets	472,401	504,406	646,780	540,083	260,771	161,304

LIABILITIES	827,901	749,434	813,670	705,233	776,201	554,079
Current liabilities	220,216	173,144	107,772	95,465	221,853	309,265
Noncurrent liabilities	99,784	81,230	746,843	596,278	13,771	6,603
Equity	507,901	495,060	(40,945)	13,490	540,577	238,211

	Compagás			Elejor			UEG Araucária
	12.31.2021	12.31.2020	12.31.2019	12.31.2021	12.31.2020	12.31.2019	12.31.2021	12.31.2020	12.31.2019
STATEMENT OF INCOME
Net operating revenue	783,277	535,206	866,884	171,263	194,849	218,421	2,250,577	589,909	52,216
Operating costs and expenses	(654,643)	(452,495)	(662,306)	(86,871)	(67,323)	(86,237)	(1,879,198)	(647,516)	(131,596)
Financial results	9,817	(764)	43,186	(171,888)	(172,049)	(92,728)	8,952	203	832
Equity in earnings of investees	-	-	-	-	-	-	-	-	916
Income tax and social contribution	(38,860)	(22,967)	(74,791)	33,061	15,154	(13,331)	(42,248)	(19,920)	(22,703)
Net income (loss)	99,591	58,980	172,973	(54,435)	(29,369)	26,125	338,083	(77,324)	(100,335)
Other comprehensive income	294	(343)	(1,277)	-	-	-	-	(205)	132
Total comprehensive income	99,885	58,637	171,696	(54,435)	(29,369)	26,125	338,083	(77,529)	(100,203)

STATEMENTS OF CASH FLOWS
Cash flows from operating activities	178,800	101,708	54,760	127,510	22,097	51,839	312,676	23,491	(57,585)
Cash flows from investing activities	(14,273)	(17,120)	(17,531)	(31,095)	(208)	(314)	(14,579)	1,317	(1,945)
Cash flows from financing activities	(64,545)	(115,625)	14,312	-	(8,151)	(56,533)	(64,331)	32,879	45,133

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	99,982	(31,037)	51,541	96,415	13,738	(5,008)	233,766	57,687	(14,397)
Cash and cash equivalents at the beginning of the year	110,659	141,696	90,155	51,616	37,878	42,886	64,806	7,119	21,516
Cash and cash equivalents at the end of the year	210,641	110,659	141,696	148,031	51,616	37,878	298,572	64,806	7,119
CHANGE IN CASH AND CASH EQUIVALENTS	99,982	(31,037)	51,541	96,415	13,738	(5,008)	233,766	57,687	(14,397)

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2.2	Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Total
Balance as of January 1, 2019	212,962	16,193	74,134	303,289
Net income (loss)	84,758	7,838	(19,673)	72,923
Other comprehensive income	(626)	-	25	(601)
Additional dividends proposed	-	(3,335)	-	(3,335)
Dividends	(23,514)	(7,838)	-	(31,352)
Gain with interest variation in Subsidiary	-	-	4,874	4,874
Balance as of December 31, 2019	273,580	12,858	59,360	345,798
Net income (loss)	28,898	(8,812)	(14,538)	5,548
Other comprehensive income	(168)	-	(39)	(207)
Additional dividends proposed	(51,799)	-	-	(51,799)
Dividends	(7,933)	-	-	(7,933)
Balance as of December 31, 2020	242,578	4,046	44,783	291,407
Net income (loss)	48,800	(16,331)	63,560	96,029
Other comprehensive income	144	-	-	144
Dividends	(42,653)	-	(6,716)	(49,369)
Balance as of December 31, 2021	248,869	(12,285)	101,627	338,211

17.3	Summarized information on the main joint ventures

Balance as of December 31, 2021	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	224,632	284,870	515,495	2,610,094	1,413,231	1,829,340	3,203,892	1,715,776
Current assets	3,711	30,304	65,219	367,428	194,283	193,190	681,494	196,424
Cash and cash equivalents	3,667	6,117	16,501	96,346	70,543	32,665	387,027	52,354
Other current assets	44	24,187	48,718	271,082	123,740	160,525	294,467	144,070
Noncurrent assets	220,921	254,566	450,276	2,242,666	1,218,948	1,636,150	2,522,398	1,519,352
.
LIABILITIES	224,632	284,870	515,495	2,610,094	1,413,231	1,829,340	3,203,892	1,715,776
Current liabilities	2,206	14,562	53,132	126,211	101,042	85,964	123,884	78,982
Financial liabilities	-	7,386	13,169	91,811	34,529	51,453	45,898	52,397
Other current liabilities	2,206	7,176	39,963	34,400	66,513	34,511	77,986	26,585
Noncurrent liabilities	-	51,986	122,438	827,205	480,320	817,159	1,660,867	744,285
Financial liabilities	-	35,606	52,653	685,525	428,314	522,289	1,630,306	456,180
Other noncurrent liabilities	-	16,380	69,785	141,680	52,006	294,870	30,561	288,105
Equity	222,426	218,322	339,925	1,656,678	831,869	926,217	1,419,141	892,509
.
STATEMENT OF INCOME
Net operating revenue	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Operating costs and expenses	(64)	(5,609)	(10,508)	(24,341)	(7,185)	(17,537)	(72,970)	(24,727)
Financial results	162	(2,348)	(3,954)	(83,280)	(44,131)	(62,138)	(162,110)	(43,794)
Equity in income of subsidiaries	2,506	-	-	-	-	-	-	-
Income tax and social contribution	(17)	(7,078)	(16,072)	(91,830)	(60,617)	(62,638)	(65,399)	(56,201)
Net income (loss)	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,990	106,977	166,563	811,771	407,615	226,923	710,989	437,330

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2020
.
ASSETS	222,038	267,425	475,734	2,357,028	1,269,378	1,687,613	2,712,737	1,567,577
Current assets	3,623	31,048	59,709	261,168	165,063	179,229	340,382	165,816
Cash and cash equivalents	3,579	6,871	12,696	46,198	25,565	20,820	61,171	34,435
Other current assets	44	24,177	47,013	214,970	139,498	158,409	279,211	131,381
Noncurrent assets	218,415	236,377	416,025	2,095,860	1,104,315	1,508,384	2,372,355	1,401,761
.
LIABILITIES	222,038	267,425	475,734	2,357,028	1,269,378	1,687,613	2,712,737	1,567,577
Current liabilities	2,199	18,995	51,926	192,512	86,163	78,981	158,350	63,206
Financial liabilities	-	7,392	13,180	80,141	28,741	62,143	104,308	41,314
Other current liabilities	2,199	11,603	38,746	112,371	57,422	16,838	54,042	21,892
Noncurrent liabilities	-	53,816	120,579	665,528	446,133	777,279	1,234,165	770,317
Financial liabilities	-	42,864	65,624	612,413	446,801	545,200	1,215,988	489,784
Other noncurrent liabilities	-	10,952	54,955	53,115	(668)	232,079	18,177	280,533
Equity	219,839	194,614	303,229	1,498,988	737,082	831,353	1,320,222	734,054
.
STATEMENT OF INCOME
Net operating revenue	-	17,927	31,418	328,171	109,978	478,147	364,070	196,039
Operating costs and expenses	(66)	(34,584)	11,706	(160,795)	(8,317)	(18,801)	(125,569)	(23,533)
Financial results	32	(3,389)	(5,229)	(71,164)	(38,883)	(48,184)	(91,947)	(40,630)
Equity in income of subsidiaries	(4,893)	-	-	-	-	-	-	-
Income tax and social contribution	-	1,752	(9,991)	(30,178)	(22,084)	(125,646)	(49,560)	(44,805)
Net income (loss)	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	107,721	95,362	148,581	734,503	361,170	203,681	661,430	359,686

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2019
STATEMENT OF INCOME
Net operating revenue	-	25,180	44,264	250,188	111,912	198,573	357,522	138,259
Operating costs and expenses	(111)	(5,481)	(5,672)	(70,886)	(29,067)	(30,560)	(384,228)	(5,360)
Financial results	146	(4,557)	(6,594)	(59,794)	(42,548)	(54,154)	(99,186)	(46,190)
Equity in income of subsidiaries	(7,080)	-	-	-	-	-	-	-
Income tax and social contribution	(5)	(5,348)	(8,904)	(33,103)	(2,926)	(47,024)	42,627	(29,498)
Net income (loss)	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(7,050)	9,794	23,094	86,405	37,371	66,835	(83,265)	57,211

On December 31, 2021, Copel’s interest in contingent liabilities classified as a possible loss in its joint ventures is equivalent to R$250,262 (R$227,467 on December 31, 2020), of which the amount of R$187,243 (R$187,183 on December 31, 2020) refers to Mata de Santa Genebra.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.4	Summarized information of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
.
ASSETS	180,425	128,798	55,900	62,635
Current assets	13,570	14,562	13,308	33,378
Noncurrent assets	166,855	114,236	42,592	29,257
.
LIABILITIES	180,425	128,798	55,900	62,635
Current liabilities	19,938	4,452	2,495	34,723
Noncurrent liabilities	42,988	2,119	-	-
Equity	117,499	122,227	53,405	27,912
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	27,057	28,147	19,102	9,986

.
	Dona Francisca			Foz do Chopim
	12.31.2021	12.31.2020	12.31.2019	12.31.2021	12.31.2020	12.31.2019
STATEMENT OF INCOME
Net operating revenue	66,797	70,314	70,717	60,943	55,740	56,929
Operating costs and expenses	(26,605)	(26,171)	(25,957)	(10,775)	(21,260)	(16,278)
Financial income (expense)	(664)	208	475	(1,703)	(5,527)	621
Income tax and social contribution	(2,298)	(2,343)	(2,454)	(2,060)	(2,035)	(2,346)
Net income	37,230	42,008	42,781	46,405	26,918	38,926
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	37,230	42,008	42,781	46,405	26,918	38,926

As of December 31, 2021, Copel’s interest in the contingent liabilities of its associates is equivalent to R$2,166 (R$1,428 as of December 31, 2020).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.	Property, Plant and Equipment
18.1	Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2021	Cost	depreciation	12.31.2020
In service
Reservoirs, dams and aqueducts	8,161,702	(4,776,639)	3,385,063	8,081,989	(4,600,598)	3,481,391
Machinery and equipment	8,409,689	(2,840,114)	5,569,575	7,644,171	(2,619,939)	5,024,232
Buildings	1,993,695	(1,125,862)	867,833	1,968,591	(1,096,016)	872,575
Land	508,164	(49,046)	459,118	490,177	(38,269)	451,908
Vehicles and aircraft	33,871	(32,756)	1,115	44,617	(42,725)	1,892
Furniture and fixtures	16,400	(10,966)	5,434	22,314	(15,498)	6,816
(-) Impairment (18.4)	(710,509)	-	(710,509)	(925,521)	-	(925,521)
(-) Impairment Copel TEL	-	-	-	(27,928)	-	(27,928)
(-) Special Obligations	(792)	290	(502)	(332)	81	(251)
	18,412,220	(8,835,093)	9,577,127	17,298,078	(8,412,964)	8,885,114

In progress
Cost	752,846	-	752,846	734,507	-	734,507
(-) Impairment (18.4)	(187,382)	-	(187,382)	(120,308)	-	(120,308)
(-) Impairment Copel TEL	-	-	-	(3,853)	-	(3,853)
	565,464	-	565,464	610,346	-	610,346
	18,977,684	(8,835,093)	10,142,591	17,908,424	(8,412,964)	9,495,460

18.2	Changes in property, plant and equipment

	Balance as of January 1, 2021	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Effects of acquisition of Vilas Complex (Note 1.2)	Copel Telecom Disposal (Note 41)	Balance as of December 31, 2021
In service
Reservoirs, dams and aqueducts	3,481,391	-	(174,810)	2,147	76,335	-	-	3,385,063
Machinery and equipment	5,647,220	-	(375,430)	(26,345)	174,615	754,557	(605,042)	5,569,575
Buildings	872,575	-	(38,629)	(506)	35,060	-	(667)	867,833
Land	451,908	-	(10,777)	(763)	18,848	-	(98)	459,118
Vehicles and aircraft	1,892	-	(835)	(68)	134	-	(8)	1,115
Furniture and fixtures	6,816	-	(1,079)	(46)	1,562	-	(1,819)	5,434
(-) Impairment (18.4)	(925,521)	215,012	-	-	-	-	-	(710,509)
(-) Impairment Copel TEL	(27,928)	1,989	-	-	-	-	25,939	-
(-) Special Obligations	(251)	-	89	-	(340)	-	-	(502)
(-) Reclassification (a)	(622,988)	-	-	-	41,293	-	581,695	-
	8,885,114	217,001	(601,471)	(25,581)	347,507	754,557	-	9,577,127
In progress
Cost	795,816	406,173	-	(42,655)	(335,975)	-	(70,513)	752,846
(-) Impairment (18.4)	(120,308)	(67,074)	-	-	-	-	-	(187,382)
(-) Impairment Copel TEL	(3,853)	3,103	-	-	-	-	750	-
(-) Reclassification (a)	(61,309)	-	-	-	(8,454)	-	69,763	-
	610,346	342,202	-	(42,655)	(344,429)	-	-	565,464
	9,495,460	559,203	(601,471)	(68,236)	3,078	754,557	-	10,142,591
(a) Reclassification to Assets classified as held for sale (Note 41).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Additions / Impairment		Loss on		Balance as of
	January 1, 2020		Depreciation	disposal	Transfers	December 31, 2020
In service
Reservoirs, dams and aqueducts	3,676,692	-	(195,062)	-	(239)	3,481,391
Machinery and equipment	6,003,890	-	(431,088)	(86,550)	160,968	5,647,220
Buildings	908,024	-	(42,593)	(83)	7,227	872,575
Land	462,420	-	(10,617)	(2)	107	451,908
Vehicles and aircraft	3,084	-	(1,171)	(123)	102	1,892
Furniture and tools	7,949	-	(1,559)	(238)	664	6,816
(-) Impairment (18.5)	(961,177)	35,656	-	-	-	(925,521)
(-) Impairment Copel TEL	(81,322)	53,394	-	-	-	(27,928)
(-) Special Obligations	(43)	-	46	-	(254)	(251)
(-) Reclassification (a)	-	-	-	-	(622,988)	(622,988)
	10,019,517	89,050	(682,044)	(86,996)	(454,413)	8,885,114
In progress
Cost	700,172	273,823	-	(8,126)	(170,053)	795,816
(-) Impairment (18.5)	(122,261)	1,953	-	-	-	(120,308)
(-) Impairment Copel TEL	(5,325)	1,472	-	-	-	(3,853)
(-) Reclassification (a)	-	-	-	-	(61,309)	(61,309)
	572,586	277,248	-	(8,126)	(231,362)	610,346
	10,592,103	366,298	(682,044)	(95,122)	(685,775)	9,495,460
(a) Reclassification to Assets classified as held for sale (Note 41).

18.3	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to share of interest of Copel GeT in consortiums are show below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2021	12.31.2020
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,926	859,917
(-) Accumulated depreciation		3.43	(263,792)	(235,454)
In progress			20,527	24,827
			616,661	649,290
HPP Baixo Iguaçu	30.0
In service			692,395	691,833
(-) Accumulated depreciation		3.29	(64,519)	(41,803)
In progress			56,027	50,114
			683,903	700,144
			1,300,564	1,349,434

18.4	Impairment of generation segment assets

Cash-generating units of the generation segment were tested for impairment based on previous evidence of impairment, assumptions representing the best estimates of the Company’s management, the methodology provided for in IAS 36 and measurement of value in use.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) methodology and CAPM (Capital Asset Pricing Model) methodology for the generation business, considering usual market parameters.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows. In particular, 2020 and 2021 proved to be atypical years in terms of growth of the economic activity in the country and in the world, due to the Covid-19 pandemic and, consequently, due to measures to contain it, which directly had an impact on trade, industry and services.

A number of assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

·	Growth compatible with historical data and perspective for the Brazilian economy growth;
·	Updating specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
·	Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
·	Expenses broken into cash generating units, projected in view of the budget approved by the Company;
·	Updating of regulatory charges.

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2021 are the following:

	Property, Plant and Equipment			Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,489,116	(259,065)	(639,529)	1,590,522
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,024,841	(109,524)	(243,483)	671,834
	3,528,836	(368,589)	(897,891)	2,262,356
(a) Project under development

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below shows the changes in the impairment for the year:

	Balance as of	Impairment / Reversal	Balance as of	Impairment / Reversal	Balance as of
	January 1, 2020		December 31, 2020		December 31, 2021
In service
UHE Colíder	(777,294)	94,101	(683,193)	43,664	(639,529)
Wind power complex Cutia	(54,104)	54,104	-	-	-
UEGA	-	(138,777)	(138,777)	138,777	-
Power plants in Paraná	(129,779)	26,228	(103,551)	32,571	(70,980)
	(961,177)	35,656	(925,521)	215,012	(710,509)
In progress
Consórcio Tapajós	(14,464)	-	(14,464)	(415)	(14,879)
Power plants in Paraná	(107,797)	1,953	(105,844)	(66,659)	(172,503)
	(122,261)	1,953	(120,308)	(67,074)	(187,382)
	(1,083,438)	37,609	(1,045,829)	147,938	(897,891)

18.4.1	UHE Colíder

In December 2021, the calculation of value in use took into account the Company’s assumptions and budgets and the discount rate after taxes of 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electricity generation segment. The revision in the expected sale of uncontracted energy offset the increase in operating costs and regulatory charges, reflecting the partial reversal of the impairment balance recognized in prior periods.

18.4.2	Wind farms

In December 2021, the calculation of value in use of wind power assets took into account the Company’s assumptions and budgets and the discount rate after taxes of 7.65% p.a. (in 2020, 7.08% p.a.) which derives from the WACC methodology for the electric power generation segment, adjusted for the specific taxation condition of the projects. In particular, for the test of the Vilas Wind Complex, acquired at the end of 2021, the after-tax discount rate of 5.46% p.a. was adopted according to the financing contracted before the acquisition. Based on the calculations of the wind farms, it was verified that these assets are recoverable and that, therefore, there is no need to recognize impairment.

18.4.3	UEG Araucária

In December2021, the calculation of the value in use considered the Company’s assumptions and budgets, change of dispatch assumptions, updated of variable cost per unit (CVU) and discount rate after taxes by 7.69% p.a. (in 2020, 7.87% p.a.), which derive from the WACC methodology for the electricity generation segment, plus additional risk associated with revenue variation. By reviewing the assumptions, the impairment recognized in previous periods were fully reversed, mainly in view of the increase in plant’s demand as a result of the unfavorable hydrological conditions associated with the ONS operating policy to guarantee energy supply, including the restoration of the hydroelectric plant’s reservoirs, which makes the UEG Araucária dispatch assumptions take place in a longer period than predicted in previous projections.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.4.4	Figueira Thermoelectric Plant

In December 2021, the calculation of the value in use considered the Company’s assumptions and budgets, the discount rate after taxes of 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electric power generation segment, the postponement of the start of the operation to April 2022 (in 2020 it was considered July 2021), changes in operating costs and remaining investment, review of the coal contract and review of the CCEE subsidy for the plant. By reviewing the set of assumptions, additional impairment was recognized in the period.

18.4.5	Other plants in Paraná:

In December 2021, the calculation of the value in use of generation assets in the State of Paraná considered the Company’s assumptions and budgets, the discount rate after taxes at 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electric power generation segment, and the review of regulatory charges and operating costs that were offset by the review of the expected sale of uncontracted energy. By reviewing the set of assumptions, part of the impairment recognized in previous periods was reversed.

18.4.6	Cash-generating units that have no impairment

Plants that have no impairment have recoverable amount higher than the carrying amount of property, plant and equipment on December 31, 2021. The following table shows the percentage by which the recoverable amount (“RA”) exceeds the carrying amount (“CA”) of generation assets and also demonstrates the sensitivity analysis, increasing the discount rate by 5% and 10% to assess the risk of impairment of each plant.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Cash-generating units	Discount		RA/CA-1	RA/CA-1	Impairment Risk
	rate	RA/CA-1	(5% Variation)	(10% Variation)
Wind power Assets
São Bento Complex (a)	7.65%	80.49%	75.81%	71.34%	-
Brisa I Complex (b)	7.65%	71.34%	66.64%	62.15%	-
Brisa II Complex (c)	7.65%	63.44%	58.25%	53.33%	-
Bento Miguel Complex (d)	7.65%	22.66%	18.74%	15.03%	-
Cutia Complex (e)	7.65%	16.56%	13.14%	9.89%	-
Jandaíra Complex (f)	7.65%	43.93%	36.66%	29.86%	-
Vilas Complex (g)	5.46%	46.30%	41.61%	37.15%	-
Thermal Assets
UEG Araucária	7.69%	43.69%	41.11%	38.60%	-
Hydric Assets
Foz do Areia	5.77%	56.43%	55.65%	54.88%	-
Segredo	5.77%	117.89%	114.23%	110.66%	-
Caxias	5.77%	101.02%	97.38%	93.84%	-
Guaricana	5.77%	27.39%	26.01%	24.66%	-
Chaminé	5.77%	51.69%	50.02%	48.37%	-
Apucaraninha	5.77%	35.88%	34.46%	33.06%	-
Chopim I	5.77%	0.00%	25.08%	21.87%	-
Mauá	5.77%	92.51%	87.73%	83.13%	-
Marumbi	5.77%	30.74%	27.70%	24.78%	-
Cavernoso	5.77%	269.53%	261.06%	252.82%	-
Cavernoso II	5.77%	18.04%	14.95%	11.99%	-
Bela Vista	7.65%	40.42%	35.24%	30.37%	-
Elejor	6.00%	15.27%	13.16%	11.11%	-
(a) Contemplates the GE Boa Vista, GE Farol, GE Olho D’Água e GE São Bento do Norte wind farms.
(b) Contemplates the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c) Contemplates the Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d) Contemplates the São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Contemplates the Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Contemplates the Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Contemplates the Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.

18.5	New plants under construction
18.5.1	SHPP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the State of Paraná.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second and third generation units on June 12, 2021, July 10, 2021 and August 15, 2021 respectively. The entry into commercial operation of the fourth unit is scheduled for the first half of 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.5.2	Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May and July 2022, on a phased basis, by wind turbine.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.6	Depreciation rates

Depreciation rates (%)	12.31.2021	12.31.2020	12.31.2019
Average generation segment rates (Note 18.8.1)
General equipment	6.25	6.26	6.33
Machinery and equipment	3.68	3.39	3.67
Generations	3.42	3.73	3.38
Reservoirs, dams and ducts	2.56	2.68	2.50
Hydraulic turbines	2.90	2.93	0.29
Gas and steam turbines	-	2.00	2.00
Water cooling and treatment	4.00	4.00	4.00
Gas conditioner	4.00	4.00	4.00
Wind power plant unit	4.98	4.94	5.49
Buildings	3.15	3.15	-
Average rates for central government assets
Buildings	3.33	3.35	3.35
Machinery and office equipment	6.27	6.25	6.25
Furniture and fixtures	6.30	6.25	6.25
Vehicles	14.29	14.29	14.29

In 2021, the Company’s Management reassessed the estimated useful lives of assets in the generation segment, mainly for the effects of the hydrological risk renegotiation - GSF (Note 1 - b). The changes were treated prospectively as of October 2021, including the depreciation quota for this year, together with the amortization of the intangible asset recognized on September 30, 2021, in the amount of R$50,880. Additionally, they will include, on average, the amounts of R$203,517 in 2022, R$205,180 in 2023, R$210,098 in 2024, and R$82,725 from 2025 to 2033.

18.6.1	Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II and SHPP Bela Vista plants, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators. Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by the useful lives of the assets or the rate calculated based on the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by the useful lives of the assets, as from the date of their entry in operation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.	Intangible assets

	12.31.2021	12.31.2020
Concession agreement - distribution of electricity (19.1)	6,596,184	6,203,387
Generation concession agreements/ authorization (19.2)	2,473,858	553,840
Concession agreement - piped gas distribution (19.3)	96,145	132,366
Others (19.4)	49,373	39,863
	9,215,560	6,929,456

Management did not identify evidence that would justify the need to recognize impairment of intangible assets in 2021 and 2020.

19.1	Power distribution service concession

	Intangible asset in service	Special liabilities in service	Total

Balance as of January 1, 2020	8,487,265	(2,783,579)	5,703,686
Transfers from accounts receivable - concessions (Note 10.1)	99	-	99
Transfers from contract assets (Note 11.1)	1,016,482	(105,116)	911,366
Transfers to other receivables	(1,372)	-	(1,372)
Amortization of quotas - concession (a)	(485,677)	138,596	(347,081)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,655)	-	(10,655)
Loss on disposal	(52,656)	-	(52,656)
Balance as of December 31, 2020	8,953,486	(2,750,099)	6,203,387
Transfers from accounts receivable - concessions (Note 10.1)	-	(8,385)	(8,385)
Transfers from contract assets (Note 11.1)	943,905	(122,346)	821,559
Transfers to other receivables	(3,563)	-	(3,563)
Quotas amortization - concession (a)	(522,525)	146,697	(375,828)
Quotas amortization - PIS/Pasep and Cofins credits	(10,363)	-	(10,363)
Loss on disposal	(30,623)	-	(30,623)
Balance as of December 31, 2021	9,330,317	(2,734,133)	6,596,184
(a) Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.2	Generation concession agreements
		Concession contract (a)	Concession and authorization
	in service	in progress	rights/ goodwill	Total
Balance as of January 1, 2020	209,467	-	373,204	582,671
ANEEL grant - use of public property	-	3,682	-	3,682
Amortization of quotas - concession and authorization (b)	(17,527)	-	(14,986)	(32,513)
Capitalizations for intangible in service	3,682	(3,682)	-
Balance as of December 31, 2020	195,622	-	358,218	553,840
Effect of acquisition of control of Vilas Complex (Note 1.2)	-	-	277,120	277,120
Goodwill arising from the business combination - Vilas Complex (Note 1.2)	-	-	94,221	94,221
ANEEL grant - use of public property	63,446	1,823	-	65,269
Qutoas amortization - concession and authorization (b)	(72,148)	-	(14,987)	(87,135)
Capitalizations for intangible in service	1,823	(1,823)	-	-
Hydrological Risk Renegotiation - GSF - Note 1-b	1,570,543	-	-	1,570,543
Balance as of December 31, 2021	1,759,286	-	714,572	2,473,858
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

19.3	Piped gas distribution service concession

Total
Balance as of January 1, 2020	-
Transfers from accounts receivable - concessions (Note 10.2)	154,483
Transfers from contract assets (Note 11.2)	7,277
Amortization of quotas - concession	(29,243)
Loss on disposal	(151)
Balance as of December 31, 2020	132,366
Transfers from contract assets (Note 11.2)	3,398
Transfers from accounts receivable - concessions (Note 10.2)	(1,398)
Quotas amortization - concession	(38,221)
Balance as of December 31, 2021	96,145

The publication of Complementary Law 205/2017 brought a new interpretation regarding the expiration date of the Compagas concession, which generated a practice adjustment between the accounting records at Compagas, which maintained the expiration date provided for in the concession agreement as a basis, in 2024, and at Copel, which now considers the expiration date provided for by law, in 2019, as the basis for accounting. As of Complementary Law 227/2020, which determined that the expiration date should be in 2024, the difference generated by the practice adjustment made since December 2017 is recorded in intangible assets and will be amortized until the end of the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.4	Other intangible assets

	in service	in progress	Total
Balance as of January 1, 2020	31,620	14,634	46,254
Acquisitions	128	10,863	10,991
Transfers from property, plant and equipment	229	2,932	3,161
Capitalizations for intangible in service	7,136	(7,136)	-
Amortization quotas (a)	(11,584)	-	(11,584)
Amortization quotas - PIS/Pasep and Cofins credits	(13)	-	(13)
Loss on disposal	-	(4)	(4)
(-) Reclassification (b)	(8,307)	(635)	(8,942)
Balance as of December 31, 2020	19,209	20,654	39,863
Effect of acquisition of control of Vilas Complex	10,275	-	10,275
Acquisitions	-	10,375	10,375
Transfers from property, plant and equipment	986	482	1,468
Capitalizations for intangible in service	4,453	(4,453)	-
Amortization quotas (a)	(7,770)	-	(7,770)
Amortization quotas - PIS/Pasep and Cofins credits	(5)	-	(5)
Partial division of assets	(5,047)	(526)	(5,573)
(-) Reclassification (b)	141	599	740
Balance as of December 31, 2021	22,242	27,131	49,373
(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 41).

20.	Payroll, Social Charges and Accruals

	12.31.2021	12.31.2020
Social security liabilities
Taxes and social contribution	46,245	42,748
Social security charges on paid vacation and 13th salary	17,792	29,742
	64,037	72,490
Labor liabilities
Vacation	107,471	100,175
Provisons for performance and profit sharing	364,701	483,110
Voluntary dismissal program	68,601	28,071
Other liabilities	-	200
	540,773	611,556
	604,810	684,046

21.	Accounts Payable to Suppliers

	12.31.2021	12.31.2020
Energy supplies	1,303,386	1,393,899
Materials and supplies	770,629	671,458
Natural gas for resale	60,121	38,574
Charges for use of grid system	576,848	332,521
	2,710,984	2,436,452
Current	2,585,735	2,291,307
Noncurrent	125,249	145,145

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.	Loans and Financing

								Contractual	Effective		12.31.2021	12.31.2020
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
FOREIGN CURRENCY
National Treasury Department (STN - Secretaria do Tesouro Nacional)
Par Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	89,058	82,933
Discount Bond				05.20.1998	1	04.11.2024	Half-yearly	1.0625% + 0.20%	1.0625% + 0.20%	12,082	61,514	57,404
Total foreign currency											150,572	140,337
LOCAL CURRENCY
Banco do Brasil
CCB 306.401.381 (a)	Copel HOL	Working capital.	Credit assignment	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	641,207	640,177
											641,207	640,177
Caixa Econômica Federal
415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	9,580	11,496
3153-352		Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	-	165
											9,580	11,661
Banco do Nordeste do Brasil
35202166127989	Jandaíra I	Implementation of Jandaíra complex wind.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	7,312	-
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	56,421	18,424	-
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	21,645	-
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,421	22,058	-
35201915725525	Potiguar B141	Implementation of Vilas complex wind.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,138	94,781	-
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,213	94,809	-
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,138	94,453	-
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,138	96,237	-
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865% p.y.	IPCA + 1.4865% p.y.	163,886	176,324	-
											626,043	-
Banco do Brasil - BNDES Transfer
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	72,109	83,936
											72,109	83,936
(a) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(1) - IPCA used in the calculation of interest and not in updating the principal.
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

								Contractual	Effective		12.31.2021	12.31.2020
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
BNDES
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	72,109	83,935
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	14,431	17,756
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	36,593	41,405
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	680,413	748,083
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	8,758	10,069
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	18,151	20,280
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	10,822	12,171
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194,000	171,447	184,087
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	185,532	158,351
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	162,773	110,699
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	-	585
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	-	4,329
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	19,595	27,434
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	-	2
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	37,771	41,665
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	40,983	45,208
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	33,570	37,470
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	24,818	27,701
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	56,287	62,824
11211551	GE Olho D’Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	60,113	67,096
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	563,569	588,169
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	14,898	17,046
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	1,396	2,194
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	19,444	22,029
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	5,285	7,550
											2,238,758	2,338,138
Total local currency											3,587,697	3,073,912
										Gross debt	3,738,269	3,214,249
							(-) Transaction cost				(59,825)	(25,718)
										Net debt	3,678,444	3,188,531
										Current	579,770	717,677
										Noncurrent	3,098,674	2,470,854
DI - Interbank Deposit Rate
IPCA - Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, in Portuguese)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.1	Collateral and Escrow deposits– STN

Recognition of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$84,163 (R$78,764 at December 31, 2020), and Discount Bond, in the amount of R$58,601 (R$54,757 at December 31, 2020) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, recognized pursuant to the Brazilian Financing Plan of 1992. According to Note 15.2, the loan was paid on March 10, 2022.

22.2	Breakdown of loans and financing by currency and index

		12.31.2021%		12.31.2020%
Foreign currency - change in currencies in the period (%)
U.S. Dollar	7.39	150,572	4.09	140,337	4.40
		150,572	4.09	140,337	4.40
Local currency - indexes at period end (%)
TJLP	5.32	1,916,561	52.11	2,090,340	65.56
CDI	9.15	639,555	17.39	638,431	20.02
IPCA	10.06	935,900	25.44	270,749	8.49
Without indexer (annual fixed rate)	-	35,856	0.97	48,674	1.53
		3,527,872	95.91	3,048,194	95.60
		3,678,444	100.00	3,188,531	100.00

22.3	Maturity of noncurrent installments

12.31.2021	Gross debt	(-) Transaction cost	Net debt
2023	565,417	(3,852)	561,565
2024	391,018	(3,554)	387,464
2025	239,612	(3,550)	236,062
2026	240,120	(3,553)	236,567
2027	240,037	(3,552)	236,485
After 2027	1,477,704	(37,173)	1,440,531
	3,153,908	(55,234)	3,098,674

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.4	Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2020	108,983	3,033,400	3,142,383
Funding	-	263,000	263,000
Charges	6,928	176,337	183,265
Monetary and exchange variations	31,189	5,869	37,058
Amortization - principal	-	(253,700)	(253,700)
Payment - charges	(6,763)	(176,712)	(183,475)
Balance as of December 31, 2020	140,337	3,048,194	3,188,531
Effect of acquisition of control of Vilas Complex	-	514,272	514,272
Funding	-	134,313	134,313
(-) Transaction costs	-	(1,647)	(1,647)
Charges	6,218	191,398	197,616
Monetary and exchange variations	10,266	31,091	41,357
Amortization - principal	-	(202,577)	(202,577)
Payment - charges	(6,249)	(187,172)	(193,421)
Balance as of December 31, 2021	150,572	3,527,872	3,678,444

22.5	Covenants

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

As of December 31, 2021, all ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá	EBITDA / Net financial results	≥ 1.3
Banco do Brasil No. 21/02000-0 - Mauá
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531
GE Farol S.A.	BNDES Finem No. 11211521
GE Olho D´Água S.A.	BNDES Finem No. 11211551
GE São Bento do Norte S.A.	BNDES Finem No. 11211541
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3
Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.	Debentures

									Contractual	Effective		12.31.2021	12.31.2020
					Issue	Number of	Final	Payment	financial	interest	Contract
Company	Issue	Characteristics	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.y.	rate p.y.	amount
Copel	7th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	-	303,101
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	502,400	500,475
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	339,767	669,811
	4th		Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	690,311	1,010,625
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	284,483	322,110
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	825,358	807,793
	6th (2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	237,650	215,265
	7th (1nd serie)		Reinforcement of the Issuer’s working capital; and (ii) the amortization and/or reimbursement of cash, of the principal portion of the debentures of each of the following issues of the Issuer: (a) 3rd (third) issue of the Issuer and (b) 4th (fourth) issue of the Issuer .		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,148,216	-
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Usina Gov. Bento Munhoz da Rocha Netto; Implementation of the Assets of Lot “E”, from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138% p.y.	IPCA + 6.1033% p.y.	366,637	374,658	-
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	254,824	502,358
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	684,185	1,011,796
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer’s electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	584,489	529,349
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	177,187	351,479
	6th (1nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,005,102	-
	6th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	529,366	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	100,240	109,677
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	131,630	130,449
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	370,903	353,166
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	-	3,000
						0			SELIC + 2.17%	SELIC + 2.17%	-	-	2,890
	3rd	(f)	Issuer’s investment plan fund.	Real	12.17.2019	18	06.28.2021	Monthly	DI + spread 0.88	5.68%	43,000	-	14,475
											Gross debt	8,240,769	6,837,819
											(-) Transaction cost	(93,152)	(80,338)
											Net debt	8,147,617	6,757,481
											Current	2,144,485	1,881,411
											Noncurrent	6,003,132	4,876,070
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.1	Maturity of noncurrent installments

12.31.2021	Gross debt	(-) Transaction cost	Net debt
2023	1,183,452	(16,356)	1,167,096
2024	514,671	(11,296)	503,375
2025	1,617,055	(9,610)	1,607,445
2026	1,324,561	(7,473)	1,317,088
2027	253,651	(6,328)	247,323
After 2027	1,179,645	(18,840)	1,160,805
	6,073,035	(69,903)	6,003,132

23.2	Changes in debentures

Balance as of January 1, 2020	8,429,710
Charges and monetary variations	453,951
Amortization - principal	(1,046,295)
Payment - charges	(422,295)
Reclassification (a)	(657,590)
Balance as of December 31, 2020	6,757,481
Funding	3,000,000
(-) Transaction costs	(35,030)
Charges and monetary variations	658,653
Amortization - principal	(1,852,048)
Payment - charges	(361,073)
Reclassification (a)	(20,366)
Balance as of December 31, 2021	8,147,617
(a) Reclassification to Assets classified as held for sale (Note 41).

23.3	Covenants

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

As of December 31, 2021, all ratios and covenants have been fully met.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contract	Annual financial ratio	Limit
Copel	7th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
8th issue of Debentures
Copel GeT	3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
Copel DIS	3rd issue of Debentures
4th issue of Debentures
5th issue of Debentures
6th issue of Debentures
Nova Asa Branca I		Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III	2nd issue of Debentures
Nova Eurus IV
Ventos de Santo Uriel
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

24.	Post-employment Benefits

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

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

24.2	Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans’ regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.3	Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	12.31.2021	12.31.2020
Pension plans	965	1,124
Healthcare plans	1,294,209	1,492,490
	1,295,174	1,493,614
Current	68,836	69,231
Noncurrent	1,226,338	1,424,383

Amounts recognized in the statement of income are shown below:

	12.31.2021	12.31.2020	12.31.2019
Employees
Pension plans	59,052	57,977	60,754
Healthcare plan - post employment	116,504	94,349	99,577
Healthcare plan - active employees	71,795	75,192	76,454
	247,351	227,518	236,785
Management
Pension plans	1,300	977	1,450
Healthcare plan	122	139	91
	1,422	1,116	1,541
	248,773	228,634	238,326

24.4	Changes in post-employment benefits

Balance as of January 1, 2020	1,194,936
Appropriation of actuarial calculation	94,349
Appropriation of pension and healthcare contributions	130,129
Adjustment related to actuarial loss	271,343
Amortizations	(197,143)
Balance as of December 31, 2020	1,493,614
Appropriation of actuarial calculation	116,504
Appropriation of pension and healthcare contributions	130,308
Adjustment related to actuarial gains (loss)	(246,626)
Amortizations	(198,626)
Balance as of December 31, 2021	1,295,174

24.5	Actuarial valuation in accordance with IAS 19
24.5.1	Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2021 and 2020 are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		2021		2020
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	5.50%	-	4.00%
Expected rate of discount/return p.y.
Unified Plan - Defined Benefit	5.20%	10.99%	2.85%	6.96%
Unified Plan - Balance	5.20%	10.99%	3.20%	7.33%
Plan III	5.30%	11.09%	3.40%	7.54%
Assistance Plan	5.30%	11.09%	3.20%	7.33%
Salary growth/medical costs
Unified Plan p.y.	0.00%	5.50%	0.00%	4.00%
Plan III p.y.	1.00%	6.56%	1.00%	5.04%
Assistance Plan - Aging Factor	5.80%	-	4.60%	-
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927

24.5.2	Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Number of active participants	18	22	6,645	7,401	6,276	6,546
Number of Inactive participants	4,229	4,274	5,018	4,646	8,910	9,032
Number of dependent people	-	-	-	-	21,621	21,716
Total	4,247	4,296	11,663	12,047	36,807	37,294

24.5.3	Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans of the Company is 67.85 and 67.54 years, respectively.

	Unified Plan	Plan III
As of December 31, 2021
Retired participants	11.60	23.47
Pensioner participants	13.22	27.02
As of December 31, 2020
Retired participants	12.38	23.16
Pensioner participants	14.07	24.98

24.5.4	Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2021 totaled surplus of R$653,654 and R$10,111 (R$807,444 and R$285,057, respectively as of December 31, 2020). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2021, reflecting any right to reduce contributions, refund of surplus or other amounts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Unified Plan	Plan III	Assistance Plan	12.31.2021	12.31.2020
Total liabilities or partially covered	6,145,601	3,337,093	1,491,118	10,973,812	11,820,184
Fair value of the plan assets	(6,799,255)	(3,347,204)	(196,909)	(10,343,368)	(11,420,196)
Plan coverage status	(653,654)	(10,111)	1,294,209	630,444	399,988
Unrecognized asset	653,654	10,111	-	663,765	1,092,501
	-	-	1,294,209	1,294,209	1,492,489

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2021, as presented in the Statements of Comprehensive Income.

24.5.5	Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2020	6,638,462	3,046,536	1,389,610
Cost of services	578	2,018	20,854
Cost of interest	405,371	183,866	85,561
Benefits paid	(456,151)	(203,342)	(74)
Actuarial (gain) losses	172,564	315,645	218,686
Present value of net actuarial obligations as of December 31, 2020	6,760,824	3,344,723	1,714,637
Cost of services	252	2,006	7,368
Cost of interest	481,656	246,256	125,132
Benefits paid	(511,621)	(233,908)	-
Actuarial (gain) losses	(585,510)	(21,984)	(356,019)
Present value of net actuarial obligations as of December 31, 2021	6,145,601	3,337,093	1,491,118

24.5.6	Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan’s assets as of January 1, 2020	7,546,756	3,137,754	196,211
Return estimated for assets	607,252	224,591	16,474
Contributions and distributions	23,919	136,708	-
Benefits paid	(456,151)	(203,341)	-
Actuarial gain (losses)	(153,508)	334,068	9,463
Fair value of the Plan’s assets as of December 31, 2020	7,568,268	3,629,780	222,148
Return estimated for assets	837,120	133,837	6,366
Contributions and distributions	26,661	136,730	-
Benefits paid	(511,621)	(233,908)	-
Actuarial gain (losses)	(1,121,173)	(319,235)	(31,605)
Fair value of the Plan’s assets as of December 31, 2021	6,799,255	3,347,204	196,909

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.7	Estimated costs

The estimated net periodic plan costs (income) for 2022 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan
Cost of current service	309	4,021	6,172
Estimated cost of interest	673,723	364,900	155,389
Expected return on plan assets	(725,888)	(363,906)	(21,269)
Expected employee contributions	(139)	(2,010)	-
Costs (income or loss)	(51,995)	3,005	140,292

24.5.8	Sensitivity Analysis

The following tables set out a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(931,718)	899,959
Impacts on the obligations of healthcare program	(265,494)	249,212
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	100,689	(97,728)
Impact on cost of service for the following financial year of healthcare program	410	(398)
Sensitivity of the service cost
Impacts on the obligations of the pension	413	(400)
Impacts on the obligations of healthcare program	1,081	(1,014)

24.5.9	Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2022	508,055	211,442	83,228	802,725
2023	482,445	201,321	83,279	767,045
2024	457,829	191,482	81,297	730,608
2025	434,348	181,975	78,059	694,382
2026	411,209	172,954	74,755	658,918
2027 a 2051	3,557,360	1,995,374	751,681	6,304,415

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.5.10	Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2021 and the allocation goal for 2022, by asset category, are shown below:

	Goal for 2022 (*)	2021
Fixed income	71.1%	69.6%
Variable income	10.0%	7.2%
Loans	1.2%	1.6%
Real estate	2.7%	5.8%
Investment structuring	10.2%	10.5%
Investments abroad	4.8%	5.3%
	100.0%	100.0%
(*) Target based on the total investment of each plan.

In addition, information on the allocation of assets of pension plans sponsored by the Company:

	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	83.5%	43.0%	53.0%	22.0%
Variable income	3.0%	2.0%	12.0%	7.0%
Loans	0.5%	0.0%	3.0%	0.0%
Real estate	4.0%	0.0%	8.0%	0.0%
Investment structuring	6.0%	0.0%	16.0%	0.0%
Investments abroad	3.0%	0.0%	8.0%	0.0%
(*) Target 2021.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

24.5.11	Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2021, 2020 and 2019, in the amounts of R$64,883, R$67,515 and R$70,564, respectively.

25.	Sectorial Charges Payable

	12.31.2021	12.31.2020
Energy Development Account - CDE	41,786	5,700
Global Reversal Reserve - RGR	8,834	12,446
Tariff flags	147,766	15,566
	198,386	33,712

26.	Research and Development and Energy Efficiency

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE as from April 2021.

26.1	Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of	Balance as of
				12.31.2021	12.31.2020
Research and Development - R&D
FNDCT	-	7,584	-	7,584	8,085
MME	-	3,790	-	3,790	4,041
R&D	195,059	1,299	89,671	286,029	332,746
	195,059	12,673	89,671	297,403	344,872
Energy efficiency program - EEP
Procel	-	19,883	-	19,883	5,855
EEP	94,290	2,574	212,947	309,811	314,284
	94,290	22,457	212,947	329,694	320,139
	289,349	35,130	302,618	627,097	665,011
			Current	292,495	380,186
			Noncurrent	334,602	284,825
National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

26.2	Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2020	4,046	2,023	341,658	16,410	294,034	658,171
Additions	37,427	18,716	37,426	10,181	40,724	144,474
Performance agreement	-	-	-	-	3,545	3,545
Interest rate (Note 34)	-	-	4,253	1,469	6,828	12,550
Payments	(33,388)	(16,698)	-	(21,589)	-	(71,675)
Concluded projects (Note 12 - a)	-	-	(50,591)	-	(31,463)	(82,054)
Balance as of December 31, 2020	8,085	4,041	332,746	5,855	314,284	665,011
Additions	50,804	25,399	50,796	12,801	51,206	191,006
Performance agreement	-	-	-	-	3,010	3,010
Interest rate (Note 34)	-	-	3,664	1,227	9,923	14,814
Payments	(51,305)	(25,650)	(15,966)	-	(56,176)	(149,097)
Concluded projects (Note 12 - a)	-	-	(85,211)	-	(12,436)	(97,647)
Balance as of December 31, 2021	7,584	3,790	286,029	19,883	309,811	627,097

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.	Accounts Payable Related to Concessions

					Discount	Annual
	Company	Grant	Signature	Closing	rate	Adjustment	12.31.2021	12.31.2020
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	20,495	17,213
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	27,376	25,075
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	8,595	7,841
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,894	3,299
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	844,599	678,436
							903,959	731,864
						Current	104,963	88,951
						Noncurrent	798,996	642,913
Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

27.1	Changes in accounts payable related to concessions

Balance as of January 1, 2020	612,587
Additions	3,682
Adjust to present value	(1,112)
Monetary variations	191,638
Payments	(74,931)
Balance as of December 31, 2020	731,864
Additions	65,269
Adjustment to present value	78,203
Monetary variations	117,053
Payments	(88,430)
Balance as of December 31, 2021	903,959

27.2	HPP Fundão and HPP Santa Clara

On September 30, 2021, Elejor filed the Term of Acceptance arising from Law No. 14,052/2020, Aneel Normative Resolution No. 895/2020 and Aneel Ratifying Resolution No. 2,932/2021, which deal with the renegotiation of the hydrological risk with extension of the HPP Santa Clara grant until May 10, 2040 and HPP Fundão until June 10, 2040, as detailed in NE 1(b). The present value of future payments of the UBP (Use of Public Property) for the extension period were recognized on this date.

27.3	Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2022	109,102	104,963
2023	109,102	93,198
2024	109,102	84,128
2025	108,347	75,371
After 2025	1,606,471	546,299
	2,042,124	903,959

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.	Right-of-use asset and lease liability

28.1	Right-of-use asset

	Balance as of	Additions	Remeasurement adjustment	Amorti-	Loss on	Reclassification	Balance as of
	January 1, 2021			zation	disposal	/Others (a)	December 31, 2021

Real estate	23,384	87,921	10,748	(10,053)	(13,079)	22,008	120,929
Vehicles	90,316	7,920	2,255	(33,000)	(142)	484	67,833
Equipment	18,821	2,424	612	(6,695)	(1,239)	1,371	15,294
	132,521	98,265	13,615	(49,748)	(14,460)	23,863	204,056
(a) Reclassification to Assets classified as held for sale (Note 41) and effect of business combination (Note 1.2)

	Balance as of	Additions	Remeasurement adjustment		Loss on	Reclassi-	Balance as of
	January 1, 2020			Amortization	disposal	fication (a)	December 31, 2020

Real estate	40,155	5,319	75	(18,433)	(2,551)	(1,181)	23,384
Vehicles	46,400	79,455	1,331	(28,176)	-	(8,694)	90,316
Equipment	6,276	18,797	-	(4,880)	-	(1,372)	18,821
	92,831	103,571	1,406	(51,489)	(2,551)	(11,247)	132,521
(a) Reclassification to Assets classified as held for sale (Note 41).

28.2	Lease liability

28.2.1	Changes in lease liability

Balance as of January 1, 2020	96,604
Additions	103,571
Remeasurement adjustment	1,406
Charges	10,528
Amortization - principal	(51,761)
Payment - charges	(7,577)
Loss on disposal	(2,670)
Reclassification (a)	(11,740)
Balance as of December 31, 2020	138,361
Effect of acquisition of control of Vilas Complex	22,381
Additions	98,265
Remeasurement adjustment	13,615
Charges	13,459
Amortization - principal	(53,120)
Payment - charges	(7,145)
Loss on disposal	(14,799)
Reclassification (a)	1,717
Balance as of December 31, 2021	212,734
Current	47,240
Noncurrent	165,494
(a) Reclassification to Assets classified as held for sale (Note 41).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 10.53% p.a.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.2.2	Maturity of noncurrent installments

2023	38,090
2024	29,388
2025	12,293
2026	11,235
2027	6,871
After 2027	124,164
Undiscounted amounts	222,041
Embedded interest	(56,547)
Lease liabilities balance	165,494

28.2.3	Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	356,050	212,734
Potencial Pis/Cofins	25,772	16,222

28.3	Impact of forecast inflation on discounted cash flows

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

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	212,734	258,038	21.30%
Right to use assets	204,056	241,514	18.36%
Financial expense	12,687	17,099	34.78%
Amortization expense	46,468	52,274	12.49%

28.4	Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

	Less than		Over
	1 year	1 to 5 years	5 years	12.31.2021
Commitments from leases and rents	7,662	34,146	162,157	203,965

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.5	Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2021
Facilities sharing	1,031	4,122	16,546	21,699

29.	Other Accounts Payable

	12.31.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)	545,468	343,406
Generation deviation - wind projects (Note 36.2.11)	108,031	94,089
Investment acquisition	46,361	14,169
Payments/returns to consumers	45,579	49,401
Pledges in guarantee	35,285	16,409
Obligations to customers in gas sales operations (a)	35,130	29,508
Aneel Order No. 084/2017 provision	34,113	29,174
Public lighting rate collected	32,895	48,188
Financial offset for the use of water resources	12,066	9,799
Other liabilities	75,364	71,143
	970,292	705,286
Current	370,383	235,400
Noncurrent	599,909	469,886
(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

30.	Provisions for Legal Claims and Contingent Liabilities

The Company is responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11, are met.

The Company’s management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company is responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1	Change in provision for legal claims

		Income
		Provision		Construction			Transfers/	Balances as of
	Balances as of	for litigations		cost	Additions		Others	December, 31
	January 1, 2021	Additions	Reversals	Additions	to assets	Settlements	(a)	2021
Tax
Cofins	107,148	4,123	(1,212)	-	-	-	-	110,059
Others	66,725	10,046	(205)	-	-	(127)	(5,383)	71,056
	173,873	14,169	(1,417)	-	-	(127)	(5,383)	181,115
Labors	596,248	94,845	(21,647)	-	-	(105,777)	6,087	569,756
Employee benefits	52,401	4,685	(19,623)	-	-	(761)	446	37,148
Civil
Civil and administrative claims	387,895	129,730	(9,218)	-	-	(74,989)	19	433,437
Easements	111,553	1,616	-	15,702	36,771	(27,573)	-	138,069
Expropriations and property	133,888	680	(15,031)	(7,268)	12,943	(184)	-	125,028
Customers	3,973	895	(706)	-	-	(407)	-	3,755
Environmental	7,174	4,992	(4,964)	-	-	-	(1,300)	5,902
	644,483	137,913	(29,919)	8,434	49,714	(103,153)	(1,281)	706,191
Regulatory	88,699	20,694	(5,971)	-	-	(267)	-	103,155
	1,555,704	272,306	(78,577)	8,434	49,714	(210,085)	(131)	1,597,365
(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

		Income
		Provision		Construction			Transfers/	Balances as of
	Balances as of	for litigations		cost	Additions		Others	December 31,
	January 1, 2020	Additions	Reversals	Additions	to assets	Settlements	(a)	2020
Tax
Cofins	104,284	2,864	-	-	-	-	-	107,148
Others	71,506	47,949	(49,381)	-	-	(244)	(3,105)	66,725
	175,790	50,813	(49,381)	-	-	(244)	(3,105)	173,873
Labors	673,062	102,315	(4,297)	-	-	(145,228)	(29,604)	596,248
Employee benefits	86,297	11,439	(43,524)	-	-	(783)	(1,028)	52,401
Civil
Civil and administrative claims	336,962	94,500	(20,581)	-	-	(22,452)	(534)	387,895
Easements	127,010	286	(543)	(13,748)	667	(2,119)	-	111,553
Expropriations and property	118,757	4,634	(1,217)	6,673	5,202	(161)	-	133,888
Customers	4,956	299	(1,275)	-	-	(7)	-	3,973
Environmental	4,071	3,108	(5)	-	-	-	-	7,174
	591,756	102,827	(23,621)	(7,075)	5,869	(24,739)	(534)	644,483
Regulatory	79,808	10,955	(1,033)	-	-	(1,031)	-	88,699
	1,606,713	278,349	(121,856)	(7,075)	5,869	(172,025)	(34,271)	1,555,704
(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

30.2	Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
	Description	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company’s exemption from Cofins.	110,059	107,148	7,914	6,554
INSS	Tax requirements related to the social security contribution.	29,813	29,405	107,840	100,165
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	1,721	-	77,058	84,027
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company’s invoices.	-	-	43,346	97,404
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	-	-	118,981	98,459
ISS	City halls tax requirement as ISS on construction services provided by third parties.	170	3	83,536	73,094
Others	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	39,352	37,317	122,314	116,920
		181,115	173,873	560,989	576,623
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	569,756	596,248	291,633	348,463
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	37,148	52,401	3,524	9,210
Regulatory
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	82,670	70,188	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	1,066,486	942,640
Excludente Colíder	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	295,931	216,353
Others	Aneel’s notifications about possible breaches of regulatory standards	20,485	18,511	38,099	-
		103,155	88,699	1,400,516	1,158,993
(to be continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
	Description	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	79,092	50,330	68,104	41,258
Department of Roads and Roadworks	The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER’s Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. The Company had a favorable appealable decision.	-	-	-	95,669
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	165,158	125,719	670,704	510,543
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management’s judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 in order to improve the proposal to return these tax credits to consumers. Aneel’s technical areas prepared a technical note to the Public Consultation, delimiting its scope to the economic-financial analysis, but without discussing the legal aspects. Within the scope of that Public Consultation and after receiving the contributions sent by the interested parties, on March 4, 2022, an Opinion was issued by the Federal Prosecutor’s Office with Aneel, which answered questions formulated by the superintendencies of Aneel that evaluate the topic. The regulatory agency has not yet concluded its analysis within the scope of the Public Consultation and, so far, there is no final decision at the administrative level. The Company and its legal advisors evaluated the documents made available in Public Consultation 005/2021 and the Federal Prosecutor’s Opinion, not identifying changes in its previous understanding on the matter, and await analysis by Aneel of their contributions in order to solidify this understanding and protect the Company’s rights.	-	-	1,775,347	1,755,112
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	131,519	133,560	233,925	282,794
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	57,663	82,146	65,888	38,127
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner’s documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	138,075	110,652	29,100	26,001
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner’s documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	93,679	86,207	194,787	138,341
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant.	31,348	44,775	-	45,196
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	3,755	3,920	3,964	3,768
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	5,902	7,174	206,647	180,068
		706,191	644,483	3,248,466	3,116,877
		1,597,365	1,555,704	5,505,128	5,210,166

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.	Equity.............
31.1	Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares have two classes “A” and “B” and have restricted voting rights as per § 7 of article 5 of the Bylaws.

According to Article 17 and following paragraphs of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company’s Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class “B” have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class “A” shares.

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company’s Bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

In 2021, the Company implemented the UNITs Program, which consists of the formation of Share Deposit Certificates, or UNITs, comprising one common share (CPLE3) and four class “B” preferred shares (CPLE6). The program was approved by Copel’s Board of Directors on April 23, 2021 and its operations started on April 26, 2021 in the Brazilian market.

On December 31, 2021, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2020). It includes shares (with no par value) and the main shareholders are presented below:

								Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	number of share	%	number of share	%	number of share	%	number of share	%
State of Paraná	734,304,512	69.66	-	-	115,969,784	6.91	850,274,296	31.07
BNDES	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Eletrobras	15,307,740	1.45	-	-	-	-	15,307,740	0.56
Free float:
B3	126,653,784	12.02	661,760	21.16	863,944,649	51.44	991,260,193	36.23
NYSE	43,115,100	4.09	-	-	172,460,400	10.27	215,575,500	7.88
Latibex	228,667	0.02	-	-	1,782,043	0.11	2,010,710	0.07
City Halls	1,783,930	0.17	93,260	2.98	34,710	-	1,911,900	0.07
Other shareholders	1,535,165	0.15	2,372,980	75.86	497,456	0.03	4,405,601	0.16
	1,054,090,460	100.00	3,128,000	100.00	1,679,335,290	100.00	2,736,553,750	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item:

Balance as of January 1, 2020	591,927
Actuarial liabilities
Post employment benefits	(271,345)
Taxes on adjustments	92,190
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(90,347)
Taxes on adjustments	30,717
Attributed to non-controlling interest	207
Balance as of December 31, 2020	353,349
Actuarial liabilities
Post employment benefits	246,626
Taxes on adjustments (a)	(93,881)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(70,569)
Taxes on adjustments	23,994
Actuarial liability - investment realization	(33,205)
Attributed to non-controlling interest	(144)
Balance as of December 31, 2021	426,170
(a) Derecognition of deferred tax assets on actuarial liabilities of Copel SER because there is no reasonable certainty that sufficient future taxable income w ill be generated for its absorption.

31.3	Legal reserve and profit retention reserve

The amount of 5% of profit for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is earmarked for covering the Company’s investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining the remaining profit or loss after setting up the legal reserve, interest on capital and dividends proposed.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.4	Proposed dividend distribution

Parent Company	12.31.2021	12.31.2020	12.31.2019
Calculation basis for dividends
Net income for the year	4,952,573	3,904,202	1,989,946
Legal Reserve (5%)	(247,629)	(195,210)	(99,497)
Realization of equity evaluation adjustment	46,575	59,630	66,226
	4,751,519	3,768,622	1,956,675
Proposed dividends
Interest on own capital - gross value (a)	522,809	807,500	643,000
Interim dividends (b)	1,197,003	-	-
Complement to reach the mandatory minimum	-	211,057	-
Additional proposed dividends	1,368,675	1,507,449	-
	3,088,487	2,526,006	643,000
Gross value of dividends per class of shares:
Ordinary shares	1,120,747	1,278,126	325,210
Class “A” preferred shares	3,658	4,155	1,291
Class “B” preferred shares	1,964,082	1,243,725	316,499
Gross value of dividends per share:
Ordinary shares	1.06323	0.88128	0.22423
Class “A” preferred shares	1.16956	1.27172	0.39466
Class “B” preferred shares	1.16956	0.96941	0.24669

Gross value of dividends per share - Units (c)	5.74147	-	-
(a) R$239,636 approved by the Board of Directors on 9/17/2021, paid on 11/30/2021, and R$283,173 approved by the Board of Directors on 12/8/2021, with payment date to be defined at the AGM.
(b) Dividend approved by the Board of Directors on 9/17/2021, paid on 11/30/2021.
(c) The Units are made up of 1 common share and 4 class "B" preferred shares

In accordance with the legal and statutory provisions in effect, the basis for calculating mandatory dividends is obtained from net income, less the quota allocated to the legal reserve. However, Management has the practice of adding to the calculation basis the realization of the equity valuation adjustments, which is dealt with in IAS 16, 40 and IFRS 1, in order to void the effect of the increase in depreciation expense arising from the adoption accounting standards, as well as IAS 16 - Property, Plant and Equipment. This procedure reflects the Company’s shareholder remuneration policy, which will be practiced during the realization of the entire reserve for equity valuation adjustments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.5	Earnings per share - basic and diluted

Parent company	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	operations	operations	12.31.2021	operations	operations	12.31.2020	operations	operations	12.31.2019
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	1,417,379	482,241	1,899,620	1,935,144	40,607	1,975,751	1,051,809	(44,707)	1,007,102
Class “A” preferred shares	4,478	1,430	5,908	5,783	100	5,883	2,920	(111)	2,809
Class “B” preferred shares	2,345,340	701,705	3,047,045	1,883,054	39,514	1,922,568	1,023,538	(43,503)	980,035
	3,767,197	1,185,376	4,952,573	3,823,981	80,221	3,904,202	2,078,267	(88,321)	1,989,946
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	1,176,755,935	1,176,755,935	1,176,755,935	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800	1,450,310,800
Class “A” preferred shares	3,171,194	3,171,194	3,171,194	3,268,067	3,268,067	3,268,067	3,273,682	3,273,682	3,273,682
Class “B” preferred shares	1,556,626,621	1,556,626,621	1,556,626,621	1,282,974,883	1,282,974,883	1,282,974,883	1,282,969,268	1,282,969,268	1,282,969,268
	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	1.20448	0.40981	1.61429	1.33430	0.02800	1.36229	0.72523	(0.03083)	0.69440
Class “A” preferred shares	1.41173	0.45079	1.86252	1.76982	0.03080	1.80062	0.89086	(0.03391)	0.85790
Class “B” preferred shares	1.50668	0.45079	1.95747	1.46773	0.03080	1.49852	0.79778	(0.03391)	0.76388

32.	Net Operating Revenue

						Net revenues
	Gross	PIS/Pasep		Sectorial	Service tax
	revenues	and Cofins	ICMS (VAT)	charges	(ISSQN)	12.31.2021	12.31.2020	12.31.2019
Electricity sales to final customers	12,296,456	(909,527)	(2,465,992)	(1,683,260)	-	7,237,677	6,652,824	6,426,016
Electricity sales to distributors	7,034,152	(885,904)	(22,121)	(74,273)	-	6,051,854	3,779,830	2,865,866
Use of the main distribution and transmission grid	10,088,231	(707,904)	(2,334,029)	(1,751,224)	-	5,295,074	4,372,596	4,138,771
Construction income	1,951,559	-	-	-	-	1,951,559	1,414,067	1,132,884
Fair value of assets from the indemnity for the concession	142,642	-	-	-	-	142,642	57,341	36,646
Distribution of piped gas	950,850	(75,357)	(162,710)	-	(516)	712,267	502,655	843,183
Sectorial financial assets and liabilities result	2,502,324	(231,465)	-	-	-	2,270,859	676,939	18,631
Other operating revenue	358,997	(29,556)	(93)	-	(6,993)	322,355	366,434	407,248
Recovery of Pis/Pasep and Cofins on ICMS	-	-	-	-	-	-	810,563	-
	35,325,211	(2,839,713)	(4,984,945)	(3,508,757)	(7,509)	23,984,287	18,633,249	15,869,245

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.1	Revenue by type and/or class of customers

	12.31.2021	12.31.2020	12.31.2019
Electricity sales to final customers	12,296,456	9,524,897	10,481,794
Residential	4,098,156	3,098,969	3,336,432
Industrial	1,230,945	970,638	1,276,105
Trade, services and other activities	2,202,475	1,701,260	2,179,510
Rural	873,560	613,419	631,527
Public entities	276,383	195,259	279,495
Public lighting	339,524	233,558	274,250
Public service	400,341	290,482	332,414
Free consumers	2,203,320	1,729,603	1,431,274
Donations and grants	671,752	691,709	740,787
Electricity sales to distributors	7,034,152	4,330,982	3,301,336
Bilateral contracts	2,390,859	2,386,929	1,998,617
Regulated contracts	1,026,124	916,377	854,239
Electric Energy Trade Chamber - CCEE	3,482,687	933,369	357,076
Effective interest - grant bônus (Note 10.3)	134,482	94,307	91,404
Use of the main distribution and transmission grid	10,088,231	8,780,612	8,270,996
Residential	3,011,507	2,788,725	2,585,892
Industrial	1,456,377	1,273,320	1,280,168
Trade, services and other activities	1,771,496	1,628,098	1,713,632
Rural	623,280	548,682	467,044
Public entities	205,247	180,814	217,027
Public lighting	213,433	205,904	206,492
Public service	214,501	195,597	174,414
Free consumers	1,440,922	1,164,020	1,052,535
Concessionaires and generators	79,493	61,720	62,414
Operating and maintenance income - O&M and interest income	1,071,975	733,732	511,378
Construction income	1,951,559	1,414,067	1,132,884
Power distribution service concession	1,700,889	1,154,488	904,023
Power gas distribution service concession	11,222	7,438	12,153
Power transmission concession (a)	239,448	252,141	216,708
Fair value of assets from the indemnity for the concession	142,642	57,341	36,646
Distribution of piped gas	950,850	679,304	1,003,790
Sectorial financial assets and liabilities result	2,502,324	746,052	25,057
Other operating revenue	358,997	406,539	438,876
Leasing and rent (32.2)	253,049	176,452	141,315
Fair value in the purchase and sale of power	-	137,463	204,876
Income from rendering of services	91,932	44,182	51,780
Other income	14,016	48,442	40,905
GROSS OPERATING REVENUE	35,325,211	25,939,794	24,691,379
(-) Pis/Pasep and Cofins	(2,839,713)	(2,038,541)	(2,243,383)
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	-	810,563	105,184
(-) ICMS (VAT)	(4,984,945)	(4,216,720)	(4,518,791)
(-) Service tax (ISSQN)	(7,509)	(4,504)	(3,333)
(-) Sectorial charges (32.3)	(3,508,757)	(1,857,343)	(2,161,811)
NET OPERATING REVENUE	23,984,287	18,633,249	15,869,245
(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.2	Leases and rentals

32.2.1	Revenue from leases and rentals

	12.31.2021	12.31.2020	12.31.2019
Equipment and structures	251,953	175,673	140,053
Facilities sharing	738	415	1,046
Real estate	358	364	216
	253,049	176,452	141,315

32.3	Regulatory charges

	12.31.2021	12.31.2020	12.31.2019
Energy Development Account - "CDE " - Power distribution service concession (32.3.1)	1,737,716	1,530,998	1,654,157
Other charges - rate flags	1,480,361	81,159	280,286
Research and development and energy efficiency - R&D and EEP	191,006	144,474	127,432
Global Reversion Reserve - RGR quota	44,372	62,057	63,918
Energy Development Account - "CDE " - Power transmission concession	42,973	27,315	25,271
Inspection fee	12,329	11,340	10,747
	3,508,757	1,857,343	2,161,811

32.3.1	Energy Development Account - CDE - power distribution concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by average of a charge included in the tariffs. The Company makes payments for the “CDE USO” charge, intended to cover the CDE’s objectives set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company started to pay monthly the quota related to CDE Covid Account in the amount of R$29,032, segregated between “CDE USO” and “CDE ENERGIA”. This charge, passed on in the tariff to consumers, is due by distribution concessionaires and licensees according to Order No. 939/2021 and has the purpose of amortizing the credit operation contracted by the CCEE in the management of the Covid Account, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

Resolutions	Period	12.31.2021
CDE USO
Resolution No. 2,814/2020	January	163,843
Resolution No. 2,814/2021	February	157,766
Resolution No. 2,834/2021	March and April	277,844
Resolution No. 2,864/2021	May to December	935,037
Order No. 939/2021	June to December	107,009
		1,641,499
CDE ENERGIA
Order No. 939/2021	June to December	96,217

		1,737,716

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Resolutions	Period	12.31.2020
CDE USO
Resolution No. 2,664/2019	January to December	1,531,713
(-) Preliminary injunctions	January to December	(715)

		1,530,998

Resolutions	Period	12.31.2019
CDE USO
Resolution No. 2,510/2018	January to June	1,269,498
(-) Preliminary injunctions	January to June	(3,346)
		1,266,152
CDE ENERGIA
Resolution No. 2,231/2017	June to February	98,725
Resolution No. 2,521/2019	March to August	296,174
Return - Order No. 2,755/2019		(46,722)
		348,177
CDE ENERGIA
Resolution No. 2,510/2018	January to March	41,431
(-) Preliminary injunctions	January to March	(1,603)
		39,828
		1,654,157

32.4	Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS’s 5th Periodic Tariff Review Cycle 2021 through Ratifying Resolution No. 2,886, dated June 22, 2021, authorizing average adjustment of 9.89% (0.41% in 2020) applied to consumers and whose application occurred in full to tariffs as from June 24, 2021. For high voltage consumers the average readjustment was 9.57% and for low voltage consumers it was 10.04%.

Copel Distribuição’s net Regulatory Compensation Basis - BRR, in the 2021 Periodic Tariff Review, was ratified at R$8,362,118. The return on capital reached R$985,623, at a rate of 10.64% before taxes, and the Regulatory Reintegration Quota - QRR, which aims to restore the assets related to the provision of the service throughout its useful life, was R$438,786, average rate of 3.73%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.	Operating Costs and Expense

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2021
Electricity purchased for resale (33.1)	(9,503,743)	-	-	-	(9,503,743)
Charge of the main distribution and transmission grid	(2,501,641)	-	-	-	(2,501,641)
Personnel and management (33.2)	(1,011,191)	(12,526)	(527,140)	-	(1,550,857)
Pension and healthcare plans (Note 24.3)	(170,289)	(1,644)	(76,840)	-	(248,773)
Materials and supplies	(63,692)	(21)	(6,109)	-	(69,822)
Materials and supplies for power electricity	(1,854,948)	-	-	-	(1,854,948)
Natural gas and supplies for gas business	(506,065)	-	-	-	(506,065)
Third-party services (33.3)	(538,994)	(6,559)	(161,046)	-	(706,599)
Depreciation and amortization	(1,016,466)	(2)	(50,717)	(15,354)	(1,082,539)
Credit losses, provisions and reversals (33.4)	134,854	(181,023)	-	(194,618)	(240,787)
Construction cost (33.5)	(1,899,844)	-	-	-	(1,899,844)
Hydrological risk renegotiation (Note 1-b)	-	-	-	1,570,543	1,570,543
Other operating costs and expenses, net (33.6)	(187,618)	6,777	(102,709)	(25,938)	(309,488)
	(19,119,637)	(194,998)	(924,561)	1,334,633	(18,904,563)

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2020
Electricity purchased for resale (33.1)	(6,829,530)	-	-	-	(6,829,530)
Charge of the main distribution and transmission grid	(1,525,567)	-	-	-	(1,525,567)
Personnel and management (33.2)	(1,143,323)	(12,567)	(446,005)	-	(1,601,895)
Pension and healthcare plans (Note 24.3)	(161,257)	(1,615)	(65,762)	-	(228,634)
Materials and supplies	(65,357)	(95)	(7,228)	-	(72,680)
Materials and supplies for power electricity	(404,496)	-	-	-	(404,496)
Natural gas and supplies for gas business	(354,701)	-	-	-	(354,701)
Third-party services (33.3)	(406,109)	(4,913)	(147,019)	-	(558,041)
Depreciation and amortization	(945,595)	-	(48,963)	(15,355)	(1,009,913)
Credit losses, provisions and reversals (33.4)	40,143	(128,466)	-	(148,971)	(237,294)
Construction cost (33.5)	(1,417,504)	-	-	-	(1,417,504)
Other operating costs and expenses, net (33.6)	(134,526)	(12,169)	(94,431)	(92,149)	(333,275)
	(13,347,822)	(159,825)	(809,408)	(256,475)	(14,573,530)

			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	12.31.2019
Electricity purchased for resale (33.1)	(6,105,274)	-	-	-	(6,105,274)
Charge of the main distribution and transmission grid	(1,249,275)	-	-	-	(1,249,275)
Personnel and management (33.2)	(945,312)	(13,937)	(366,133)	-	(1,325,382)
Pension and healthcare plans (Note 24.3)	(169,476)	(1,914)	(66,936)	-	(238,326)
Materials and supplies	(74,071)	(253)	(5,873)	-	(80,197)
Materials and supplies for power electricity	(49,352)	-	-	-	(49,352)
Natural gas and supplies for gas business	(585,233)	-	-	-	(585,233)
Third-party services (33.3)	(371,835)	(7,711)	(146,462)	-	(526,008)
Depreciation and amortization	(892,813)	(3)	(43,190)	(14,720)	(950,726)
Credit losses, provisions and reversals (33.4)	120,689	(140,348)	-	(240,392)	(260,051)
Construction cost (33.5)	(1,091,396)	-	-	-	(1,091,396)
Other operating costs and expenses, net (33.6)	(50,800)	(11,606)	(82,695)	(67,394)	(212,495)
	(11,464,148)	(175,772)	(711,289)	(322,506)	(12,673,715)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.1	Electricity purchased for resale

	12.31.2021	12.31.2020	12.31.2019
Purchase of Energy in the Regulated Environment - CCEAR	3,872,427	3,107,956	2,880,115
Itaipu Binacional	1,787,691	1,766,058	1,316,524
Electric Energy Trade Chamber - CCEE	1,673,116	1,176,798	1,405,497
Bilateral contracts	2,578,241	1,087,439	754,070
Program for incentive to alternative energy sources - Proinfa	271,435	221,406	268,063
Micro and mini generators and repurchase of customers	360,371	161,324	52,871
Fair value in the purchase and sale of power	35,818	-	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(1,075,356)	(691,451)	(571,866)
	9,503,743	6,829,530	6,105,274

33.2	Personnel and management

	12.31.2021	12.31.2020	12.31.2019
Personnel
Salaries and management fees	691,660	696,837	746,415
Social charges on payroll	227,381	227,485	241,025
Meal and education allowance	102,957	107,052	113,021
Voluntary retirement program	139,232	66,905	43,517
	1,161,230	1,098,279	1,143,978
Management
Salaries and management fees	18,118	18,465	19,867
Social charges on payroll	3,832	3,233	5,745
Other expenses	254	237	248
	22,204	21,935	25,860

Provisions for performance and profit sharing
of employees and administrators	367,423	481,681	155,544

	1,550,857	1,601,895	1,325,382

33.3	Third party services

	12.31.2021	12.31.2020	12.31.2019
Maintenance of electrical system	319,162	206,688	164,510
Maintenance of facilities	103,726	97,889	102,295
Communication, processing and transmission of data	64,772	42,244	51,919
Consumer service	60,205	54,713	35,548
Meter reading and bill delivery	52,831	48,895	45,515
Consulting and audit	38,832	41,043	20,456
Other services	67,071	66,569	105,765
	706,599	558,041	526,008

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4	Credit losses, provisions and reversals

	12.31.2021	12.31.2020	12.31.2019
Provision for legal claims (a)	190,071	150,269	243,848
Impairment of assets
Power generation concession contract (Note 10.4)	(2,604)	(10,502)	(2,945)
QNPR gas impairment (amount paid and not withdrawn) (b)	15,688	-	-
Property, plant and equipment - generation segment (Note 18.4)	(147,938)	(37,609)	(117,744)
Expected credit losses (Trade accounts and Other receivables)	181,023	128,466	140,348
Tax credits estimated losses	4,547	(1,298)	(3,456)
Provision for losses on equity interests	-	7,968	-
	240,787	237,294	260,051
(a)	The variation in provisions for legal claims occurred due to the review of the assessment of the Company’s legal advisors, mainly in civil claims. The details of the actions are shown in Note 30.
(b)	The contracts between Petrobras and Compagás were offset by the volume of 55,770,890 m³, disregarding the difference in gas pricing between the contracts (NE 12.1). However, the parties have not reached a consensus to this date, and the amount of R$15,688 remains in dispute. In view of the compensation made by Petrobras and the uncertainty in the reimbursement of the difference in Brazilian reais of the referred Assignment, impairment was recorded for this amount until the end of the transaction.

33.5	Construction costs

	12.31.2021	12.31.2020	12.31.2019
Materials and supplies	1,088,808	781,807	548,336
Third party services	626,540	460,952	395,607
Personnel	155,182	140,108	125,777
Others (a)	29,314	34,637	21,676
	1,899,844	1,417,504	1,091,396
(a) The balance includes the reversal amount of provisions for legal claims, in the total amount of R$ 6,921.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.6	Other operating costs and expenses, net

	12.31.2021	12.31.2020	12.31.2019
Financial offset for the use of water resources	85,545	63,841	103,737
Collection charge	50,371	49,903	51,156
Compensation	48,679	38,423	63,628
Taxes	43,308	37,847	28,651
Donations, contributions, grants, tax incentives (a)	41,152	22,136	12,829
Leasing and rent	21,067	9,705	8,536
Net losses (gains) in the decommissioning and disposal of assets	(61)	44,020	38,151
Advertising and publicity
Associação das Emissoras de Radiodifusão do Paraná - AERP	11,400	11,455	10,862
Talento Olímpico Paranaense - TOP	4,750	4,750	4,719
Sponsorship	897	1,126	2,460
Publicity	11,953	9,598	7,206
Other net income, costs and expenses	(9,573)	40,471	(119,440)
	309,488	333,275	212,495
(a) The balance includes the Company’s social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.	Financial Results

	12.31.2021	12.31.2020	12.31.2019
Financial income
Arrears charges on bills	326,217	271,966	215,522
Interest and monetary variation of CRC transfer (Note 8.1)	255,777	341,964	192,724
Return on financial investments	163,888	80,704	119,622
Remuneration of net sectorial assets and liabilities (Note 9.2)	35,902	20,168	47,378
Monetary variation over the Itaipu power purchase	30,043	42,729	26,332
Recognition of tax credit (Note 13.2.1)	21,640	944,549	38,434
Exchange variation on loan collateral	9,243	35,089	-
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 27.1)	5,373	2,322	1,462
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	24,511	-
Other financial income	125,594	160,100	121,283
(-) Pis/Pasep and Cofins taxes on interes on capital	(41,628)	(84,434)	(33,251)
	932,049	1,839,668	729,506
( - ) Financial expenses
Monetary and exchange variation and debt charges	855,814	607,569	853,880
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 27.1)	200,629	192,848	100,455
Monetary variation over the Itaipu power purchase	58,814	75,478	29,547
PIS/Pasep/Cofins taxes on interest on capital	34,382	27,748	71,549
Derivatives fair value - forward contract (Note 36.2.3 - b)	20,401	-	1,203
Interest on R&D and EEP (Note 26.2)	14,814	12,550	24,570
Remuneration of net sectorial assets and liabilities (Note 9.2)	3,744	62	5,753
Interest and monetary variation of CRC transfer (Note 8.1)	1,787	-	8,495
Other financial expenses	69,025	57,142	89,418
	1,259,410	973,397	1,184,870
Net	(327,361)	866,271	(455,364)

35.	Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-maker responsible for allocating funds and assessing performance.

35.1	Products and services from which the reportable segments have their revenues generated

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Until December 31, 2021, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company does not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2021.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of these financial statements.

35.2	Company’s reportable segments

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

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services. The segment was discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 41;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding Company (HOL) - its attribution is to participate in other companies.

35.3	Assets by reportable segment

ASSETS	Electric Energy			TEL	GAS	HOL	Reclassi- fications Note 41	Intersegment operations	Total
12.31.2021	GET	DIS	COM
TOTAL ASSETS	24,844,335	20,804,701	1,519,017	-	827,901	3,243,736	(1,451,159)	(250,996)	49,537,535
CURRENT ASSETS	3,316,406	6,448,051	755,227	-	355,500	2,356,145	(652,886)	(1,388,571)	11,189,872
NON-CURRENT ASSETS	21,527,929	14,356,650	763,790	-	472,401	887,591	(798,273)	1,137,575	38,347,663
Long term assets	6,639,545	7,664,328	757,873	-	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	-	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	-	13,607	14,908	(9,536)	9,536	204,056

ASSETS	Electric Energy			TEL	GAS	HOL	Reclassi- fications Note 41	Intersegment operations	Total
12.31.2020	GET	DIS	COM
TOTAL ASSETS	20,945,910	20,407,088	1,053,099	1,565,593	749,434	4,733,847	(1,230,546)	(1,439,761)	46,784,664
CURRENT ASSETS	3,137,219	6,198,414	390,695	666,654	245,028	2,543,995	(380,954)	(1,393,620)	11,407,431
NON-CURRENT ASSETS	17,808,691	14,208,674	662,404	898,939	504,406	2,189,852	(849,592)	(46,141)	35,377,233
Long term assets	5,561,545	7,915,662	660,229	136,527	358,719	2,007,064	(110,834)	(438,633)	16,090,279
Investments	2,574,402	808	-	-	-	154,307	-	-	2,729,517
Property, plant and equipment	9,420,859	-	224	734,172	-	24,500	(716,924)	32,629	9,495,460
Intangible assets	223,222	6,203,387	1,833	16,993	132,366	2,379	(10,587)	359,863	6,929,456
Right-of-use asset	28,663	88,817	118	11,247	13,321	1,602	(11,247)	-	132,521

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.4	Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi- fications Note 41	Inter- segment operations	Total
	GET
12.31.2021	GER	TRA	DIS	COM

NET OPERATING REVENUES	6,185,468	1,541,080	14,836,392	4,536,414	243,611	783,277	40,478	(228,379)	(3,954,054)	23,984,287
Net operating revenues - third-parties	3,823,917	1,181,374	14,785,432	3,395,592	228,379	757,494	40,478	(228,379)	-	23,984,287
Net operating revenues - between segments	2,361,551	359,706	50,960	1,140,822	15,232	25,783	-	-	(3,954,054)	-
OPERATING COSTS AND EXPENSES	(3,312,461)	(457,137)	(13,669,382)	(4,478,439)	(222,883)	(654,643)	(246,871)	81,805	4,055,448	(18,904,563)
Energy purchased for resale	(1,279,857)	-	(7,277,499)	(4,450,586)	-	-	-	-	3,504,199	(9,503,743)
Charges for use of the main transmission grid	(524,562)	-	(2,363,451)	-	-	-	-	-	386,372	(2,501,641)
Personnel and management	(281,498)	(167,041)	(905,338)	(18,568)	(39,365)	(39,121)	(99,926)	-	-	(1,550,857)
Pension and healthcare plans	(44,166)	(27,954)	(155,774)	(1,547)	(6,289)	(5,154)	(7,889)	-	-	(248,773)
Materials and supplies	(9,863)	(4,161)	(51,722)	(17)	(965)	(3,590)	(471)	965	2	(69,822)
Raw materials and supplies for generation	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	-	(506,065)	-	-	-	(506,065)
Third party services	(203,823)	(30,699)	(450,752)	(2,925)	(38,690)	(13,850)	(26,147)	38,690	21,597	(706,599)
Depreciation and amortization	(616,267)	(11,431)	(406,632)	(234)	(77,901)	(41,178)	(3,515)	1,893	72,726	(1,082,539)
Provision (reversal) for litigations	(25,238)	(9,151)	(89,662)	(295)	4,845	(15,510)	(50,215)	(4,845)	-	(190,071)
Impairment of assets	150,697	(155)	-	-	5,156	(15,688)	-	(5,156)	-	134,854
Other estimated losses, provisions and reversals	(1,975)	(3,498)	(182,197)	(511)	(8,612)	2,611	(28,662)	8,612	28,662	(185,570)
Construction cost	-	(187,733)	(1,700,889)	-	-	(11,222)	-	-	-	(1,899,844)
Hydrological Risk Renegotiation - GSF	1,570,543	-	-	-	-	-	-	-	-	1,570,543
Other operating costs and expenses, net	(167,637)	(15,314)	(85,466)	(3,756)	(61,062)	(5,876)	(30,046)	41,646	18,023	(309,488)
EQUITY IN EARNINGS OF INVESTEES	16,596	339,774	-	-	-	-	9,944	-	-	366,314
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	2,889,603	1,423,717	1,167,010	57,975	20,728	128,634	(196,449)	(146,574)	101,394	5,446,038
Financial income	128,461	19,542	457,697	14,151	19,183	19,422	313,617	(19,180)	(20,844)	932,049
Financial expenses	(506,541)	(160,961)	(391,228)	(211)	(44,928)	(9,605)	(211,708)	44,928	20,844	(1,259,410)
OPERATING PROFIT (LOSS)	2,511,523	1,282,298	1,233,479	71,915	(5,017)	138,451	(94,540)	(120,826)	101,394	5,118,677
Income tax and social contribution	(675,107)	(262,395)	(375,597)	(18,190)	(6,284)	(38,860)	93,879	47,648	(24,726)	(1,259,632)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	(661)	(73,178)	76,668	3,859,045
Result of discontinued operations	-	-	-	-	-	-	1,116,379	73,178	-	1,189,557
NET INCOME (LOSS)	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	1,115,718	-	76,668	5,048,602

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi- fications Note 41	Inter- segment operations	Total
	GET
12.31.2020	GER	TRA	DIS	COM

NET OPERATING REVENUES	4,030,979	1,186,215	12,363,459	386,634	535,206	2,420,657	-	(355,843)	(1,934,058)	18,633,249
Net operating revenues - third-parties	2,599,807	875,240	12,312,047	355,845	522,328	2,323,825	-	(355,843)	-	18,633,249
Net operating revenues - between segments	1,431,172	310,975	51,412	30,789	12,878	96,832	-	-	(1,934,058)	-
OPERATING COSTS AND EXPENSES	(2,348,409)	(536,968)	(10,674,981)	(363,673)	(452,495)	(2,262,053)	(107,059)	203,779	1,968,329	(14,573,530)
Energy purchased for resale	(260,650)	-	(5,856,372)	-	-	(2,239,388)	-	-	1,526,880	(6,829,530)
Charges for use of the main transmission grid	(489,921)	-	(1,370,814)	-	-	-	-	-	335,168	(1,525,567)
Personnel and management	(277,905)	(168,828)	(994,037)	(82,817)	(35,998)	(15,007)	(27,303)	-	-	(1,601,895)
Pension and healthcare plans	(38,196)	(23,972)	(146,422)	(11,207)	(4,663)	(1,493)	(2,681)	-	-	(228,634)
Materials and supplies	(9,695)	(3,466)	(58,196)	(1,364)	(580)	(28)	(715)	1,364	-	(72,680)
Raw materials and supplies for generation	(415,405)	-	-	-	-	-	-	-	10,909	(404,496)
Natural gas and supplies for gas business	-	-	-	-	(354,701)	-	-	-	-	(354,701)
Third party services	(118,562)	(24,863)	(405,854)	(66,426)	(11,633)	(1,493)	(32,025)	66,426	36,389	(558,041)
Depreciation and amortization	(583,958)	(11,812)	(374,851)	(147,190)	(31,452)	(75)	(2,345)	107,497	34,273	(1,009,913)
Provision (reversal) for litigations	(53,216)	(24,529)	(55,118)	336	(85)	(62)	(17,259)	(336)	-	(150,269)
Impairment of assets	48,111	-	-	54,945	-	-	-	(54,945)	-	48,111
Other estimated losses, provisions and reversals	(5,930)	(4,149)	(123,980)	(18,088)	(238)	(839)	-	18,088	-	(135,136)
Construction cost	-	(255,578)	(1,154,488)	-	(7,438)	-	-	-	-	(1,417,504)
Other operating costs and expenses, net	(143,082)	(19,771)	(134,849)	(91,862)	(5,707)	(3,668)	(24,731)	65,685	24,710	(333,275)
EQUITY IN EARNINGS OF INVESTEES	9,629	176,848	-	-	-	(93)	7,163	-	-	193,547
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,692,199	826,095	1,688,478	22,961	82,711	158,511	(99,896)	(152,064)	34,271	4,253,266
Financial income	121,129	21,977	1,334,983	24,968	13,599	11,469	340,404	(24,939)	(3,922)	1,839,668
Financial expenses	(408,795)	(97,417)	(291,002)	(58,317)	(14,363)	(96)	(165,647)	58,317	3,923	(973,397)
OPERATING PROFIT (LOSS)	1,404,533	750,655	2,732,459	(10,388)	81,947	169,884	74,861	(118,686)	34,272	5,119,537
Income tax and social contribution	(337,564)	(149,962)	(878,278)	2,357	(22,967)	(57,947)	125,293	43,108	(9,405)	(1,285,365)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,066,969	600,693	1,854,181	(8,031)	58,980	111,937	200,154	(75,578)	24,867	3,834,172
Result of discontinued operations	-	-	-	-	-	-	-	75,578	-	75,578
NET INCOME (LOSS)	1,066,969	600,693	1,854,181	(8,031)	58,980	111,937	200,154	-	24,867	3,909,750

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassifi- cations Note 41	Intersegment operations	Total
	GET
12.31.2019	GER	TRA	DIS	COM
NET OPERATING REVENUES	3,368,375	871,510	10,401,301	1,810,901	418,030	866,884	-	(375,028)	(1,492,727)	15,869,246
Net operating revenues - third-parties	2,233,367	643,596	10,352,690	1,773,765	375,030	865,826	-	(375,028)	-	15,869,246
Net operating revenues - between segments	1,135,008	227,914	48,611	37,136	43,000	1,058	-	-	(1,492,727)	-
OPERATING COSTS AND EXPENSES	(1,659,225)	(479,538)	(9,579,915)	(1,608,245)	(604,616)	(662,306)	(59,232)	486,633	1,492,727	(12,673,717)
Energy purchased for resale	(262,288)	-	(5,424,207)	(1,590,272)	-	-	-	-	1,171,493	(6,105,274)
Charges for use of the main transmission grid	(451,107)	-	(1,044,135)	-	-	-	-	-	245,967	(1,249,275)
Personnel and management	(217,792)	(139,662)	(822,772)	(13,041)	(73,890)	(36,932)	(21,293)	-	-	(1,325,382)
Pension and healthcare plans	(37,955)	(25,027)	(155,784)	(1,481)	(11,384)	(4,122)	(2,573)	-	-	(238,326)
Materials and supplies	(10,987)	(3,766)	(64,419)	(15)	(1,955)	(217)	(793)	1,955	-	(80,197)
Raw materials and supplies for generation	(50,388)	-	-	-	-	-	-	-	1,036	(49,352)
Natural gas and supplies for gas business	-	-	-	-	-	(585,233)	-	-	-	(585,233)
Third party services	(108,309)	(38,092)	(397,390)	(1,718)	(87,113)	(12,971)	(16,734)	87,113	49,206	(526,008)
Depreciation and amortization	(551,576)	(12,987)	(343,597)	(44)	(152,863)	(30,480)	(2,289)	143,108	-	(950,728)
Provision (reversal) for litigations	(45,212)	(24,398)	(164,705)	(156)	(14,072)	(292)	(9,086)	14,072	-	(243,849)
Impairment of assets	117,648	-	-	-	-	-	3,041	-	-	120,689
Other estimated losses, provisions and reversals	43,207	(41,350)	(137,680)	(4)	(100,691)	(1,063)	(2)	100,691	-	(136,892)
Construction cost	-	(175,220)	(904,023)	-	-	(12,153)	-	-	-	(1,091,396)
Other operating costs and expenses, net	(84,466)	(19,036)	(121,203)	(1,514)	(162,648)	21,157	(9,503)	139,694	25,025	(212,494)
EQUITY IN EARNINGS OF INVESTEES	14,840	85,752	-	(280)	-	-	6,445	-	-	106,757
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,723,990	477,724	821,386	202,376	(186,586)	204,578	(52,787)	111,605	-	3,302,286
Financial income	80,632	20,637	355,152	3,004	20,760	53,625	217,057	(20,735)	(626)	729,506
Financial expenses	(457,528)	(138,947)	(273,909)	(220)	(53,857)	(10,439)	(304,453)	53,857	626	(1,184,870)
OPERATING PROFIT (LOSS)	1,347,094	359,414	902,629	205,160	(219,683)	247,764	(140,183)	144,727	-	2,846,922
Income tax and social contribution	(289,831)	(54,695)	(201,236)	(69,854)	68,644	(74,791)	(17,563)	(36,334)	-	(675,660)
OPERATING PROFIT (LOSS)	1,057,263	304,719	701,393	135,306	(151,039)	172,973	(157,746)	108,393	-	2,171,262
Income tax and social contribution	-	-	-	-	-	-	-	(108,393)	-	(108,393)
NET INCOME (LOSS)	1,057,263	304,719	701,393	135,306	(151,039)	172,973	(157,746)	-		2,062,869

35.5	Additions to noncurrent assets by reportable segment

	Electric Energy			TEL	GAS	HOL	Total
12.31.2021	GET	DIS	COM

Contract assets	-	1,604,400	-	-	14,269	-	1,618,669
Property, plant and equipment	497,773	-	126	59,292	-	2,012	559,203
Intangible assets	5,607	-	2,300	179	-	2,289	10,375
Right-of-use asset	37,987	40,469	1,536	11,406	3,243	3,624	98,265

	Electric Energy			TEL	GAS	HOL	Total
12.31.2020	GET	DIS	COM

Contract assets	-	1,278,578	-	-	15,187	-	1,293,765
Property, plant and equipment	236,914	-	203	127,381	-	1,800	366,298
Intangible assets	7,397	-	1,741	808	-	1,045	10,991
Right-of-use asset	19,231	72,421	135	10,135	623	1,026	103,571

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.	Financial Instruments
36.1	Categories and determination of fair value of financial instruments

				12.31.2021		12.31.2020
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	3,472,845	3,472,845	3,222,768	3,222,768
Bonds and securities (b)	6	1	14,571	14,571	751	751
Bonds and securities (b)	6	2	346,487	346,487	299,779	299,779
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,433,734	1,433,734	1,149,934	1,149,934
Accounts receivable - generation concession (d)	10.4	3	102,220	102,220	81,202	81,202
Derivatives fair value - forward contracts (e)	12	3	2,907	2,907	23,308	23,308
Fair value in the purchase and sale of power (e)	12	3	855,775	855,775	689,531	689,531
Other temporary investments (f)		1	14,072	14,072	14,910	14,910
Other temporary investments (f)		2	5,913	5,913	7,475	7,475
			6,248,524	6,248,524	5,489,658	5,489,658
Amortized cost
Collaterals and escrow accounts (a)			182	182	197	197
Collateral and escrow deposits - STN (g)	22.1		142,764	115,643	133,521	113,477
Trade accounts receivable (a)	7		4,515,426	4,515,426	3,819,680	3,819,680
CRC Transferred to the Paraná State Government (h)	8		-	-	1,392,624	1,496,016
Sectorial financial assets (a)	9		767,480	767,480	346,930	346,930
Accounts receivable - concessions - bonus from
the grant (i)	10.3		730,851	828,673	671,204	763,070
			6,156,703	6,227,404	6,364,156	6,539,370
Total financial assets			12,405,227	12,475,928	11,853,814	12,029,028
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (e)	29	3	545,468	545,468	343,406	343,406
			545,468	545,468	343,406	343,406
Amortized cost
Sectorial financial liabilities (a)	9		293,179	293,179	188,709	188,709
Special Tax Regularization Program - Pert (g)	13.2		421,694	361,080	459,303	377,375
PIS and Cofins to be refunded to consumers (a)	13.2.1		3,326,795	3,326,795	3,927,823	3,927,823
Accounts payable to suppliers (a)	21		2,710,984	2,710,984	2,436,452	2,436,452
Loans and financing (g)	22		3,738,269	3,313,645	3,214,249	2,956,696
Debentures (j)	23		8,240,769	8,240,769	6,837,819	6,837,819
Accounts payable related to concession (k)	27		903,959	1,009,867	731,864	811,329
			19,635,649	19,256,319	17,796,219	17,536,203
Total financial liabilities			20,181,117	19,801,787	18,139,625	17,879,609
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
c)	The criteria are disclosed in Note 4.4 to these financial statements.
d)	The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to these financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

e)	The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to these financial statements.
f)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
g)	The cost of the last issue of Copel’s debentures, CDI + 1.38%, is used as a basic assumption for discount of the expected payment flows.
h)	The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.87% p.a. plus the IPCA inflation index.
i)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).
j)	Calculated from the Unit Price quotation (PU) for December 31, 2021, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.
k)	Actual net discount rate of 8.75% p.a., in line with the Company’s estimated rate for long-term projects.

36.2	Financial risk management

The Company’s business activities are exposed to the following risks arising from financial instruments:

36.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	12.31.2021	12.31.2020
Cash and cash equivalents (a)	3,472,845	3,222,768
Bonds and securities (a)	361,058	300,530
Pledges and restricted deposits linked (a)	142,946	133,718
Trade accounts receivable (b)	4,515,426	3,819,680
CRC Transferred to the Paraná State Government (c)	-	1,392,624
Sectorial financial assets (d)	767,480	346,930
Accounts receivable - distribution concession (e)	1,433,734	1,149,934
Accounts receivable - concessions - Bonus from the grant (f)	730,851	671,204
Accounts receivable - generation concessions (g)	102,220	81,202
Other temporary investments (h)	19,985	22,385
	11,546,545	11,140,975
a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	There is no risk considering that the balance was settled in 2021.
d)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.
e)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.
f)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
g)	For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. Management’s expectation of indemnification for these assets supports recoverability of the balances recorded.
h)	This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2	Liquidity risk

The Company’s liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

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

For the years ended December 31, 2021, 2020 and 2019

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

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil’s Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2026, 2025 indicators are repeated on an unaltered basis throughout the forecast period.

		Less than	1 to 3	3 months	1 to 5	Over
	Interest (a)	1 month	months	to 1 year	years	5 years	Total
12.31.2021
Loans and financing	Note 22	37,039	97,025	729,794	2,047,981	2,234,468	5,146,307
Debentures	Note 23	65,956	56,696	2,727,331	6,362,806	2,029,487	11,242,276
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	8,948	17,904	82,977	500,875	2,431,666	3,042,370
Accounts payable to suppliers	-	2,355,760	236,941	51,322	66,961	-	2,710,984
PIS and Cofins to be refunded
to consumers	-	-	-	-	3,363,440	-	3,363,440
Special Tax Regularization Program - Pert	Selic	4,375	8,829	41,411	258,120	232,257	544,992
Sectorial financial liabilities	Selic	11,736	23,760	112,857	182,395	-	330,748
Lease liability	Note 28	5,444	10,919	48,886	119,212	207,099	391,560
		2,489,258	452,074	3,794,578	12,901,790	7,134,977	26,772,677
(a) Effective interest rate - weighted average.

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

The Company’s foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS’s next tariff adjustment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company’s Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these financial statements and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$5.50) based on the median market expectation for 2022 according to the Focus Report of February 18, 2022, issued by the Central Bank of Brazil, with the exception of the amounts related to the STN, which for the probable scenario considered the balances effectively realized, since the operation was settled on March 10, 2022. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Foreign exchange risk	Risk	12.31.2021	Probable	Scenario 1	Scenario 2
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	142,764	(14,967)	(a)	(a)
.		142,764	(14,967)
Financial liabilities
Loans and financing - STN	USD appreciation	(150,572)	13,425	(a)	(a)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(304,215)	4,388	(70,568)	(145,525)
Acquisition of gas	USD appreciation	(60,121)	867	(13,946)	(28,759)

		(514,908)	18,680	(84,514)	(174,284)
(a) Projected scenarios not evaluated. Probable value reflects the settlement value of the transaction, which took place on March 10, 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company’s statement of income.

Based on the notional amount of €2.200 outstanding at the date of these financial statements, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate. The net asset balance recorded is shown in Note 12.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances effectively carried out.

	Exchange	Baseline	Projected scenarios
	rate variation	12.31.2021	Probable	Scenario 1	Scenario 2

Gains (losses) on operations with derivative financial instruments	Increase	2,907	996	(a)	(a)

	Decrease	2,907	996	(a)	(a)
(a) Projected scenarios not evaluated. Probable value reflects the settlement value of the transaction, which took place on March 10, 2022.

c)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase the financial expenses related to the assets and liabilities raised in the market.

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company’s Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these financial statements and the probable scenario assumes balances reflecting varying indicators (CDI/Selic - 12.25%, IPCA - 5.56%, IGP-DI - 8.09%, IGP-M - 8.12% and TJLP - 6.55%) estimated as market average projections for 2022 according to the Focus Report of February 18, 2022, issued by the Central Bank of Brazil, except IGP-DI and TJLP that considers the Company’s internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Interest rate risk and monetary variation	Risk	12.31.2021	Probable	Scenario 1	Scenario 2
.
Financial assets
Bonds and securities	Low CDI/SELIC	361,058	41,522	31,159	20,760
Collaterals and escrow accounts	Low CDI/SELIC	182	21	15	11
Sectorial financial assets	Low Selic	767,480	94,016	70,512	47,008
Accounts receivable - concessions	Low IPCA	2,164,585	120,351	90,263	60,175
Accounts receivable - generation concessions	Undefined (a)	102,220	-	-	-
		3,395,525	255,910	191,949	127,954
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(641,207)	(78,548)	(98,185)	(117,822)
BNDES	High TJLP	(1,864,177)	(122,023)	(152,529)	(183,035)
BNDES	High IPCA	(348,305)	(19,366)	(24,207)	(29,049)
Banco do Nordeste	High IPCA	(626,043)	(76,690)	(95,863)	(115,035)
Banco do Brasil - BNDES Transfer	High TJLP	(72,109)	(4,720)	(5,900)	(7,080)
Other	No risk	(35,856)	-	-	-
Debentures	High CDI/SELIC	(5,627,350)	(689,350)	(861,688)	(1,034,026)
Debentures	High IPCA	(2,513,179)	(139,733)	(174,666)	(209,599)
Debentures	High TJLP	(100,240)	(6,561)	(8,202)	(9,842)
Sectorial financial liabilities	High Selic	(293,179)	(35,914)	(44,893)	(53,872)
Special Tax Regularization Program - Pert	High Selic	(421,694)	(51,658)	(64,572)	(77,486)
Accounts payable related to concession	High IGP-M	(844,599)	(68,581)	(85,727)	(102,872)
Accounts payable related to concession	High IPCA	(59,360)	(3,300)	(4,125)	(4,951)
.		(13,447,298)	(1,296,444)	(1,620,557)	(1,944,669)
(a) Risk assessment still requires ruling by the Concession grantor.

36.2.4	Electricity shortage risk

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

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

From September 2020, the National Interconnected System has been presenting the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other sector bodies are working to mitigate the risks of rationing, with emphasis on a high thermoelectric dispatch outside the order of cost merit, as well as the relaxation of restrictions on the system’s hydroelectric operation. Additionally, considering the strong wind generation in the Northeast and the generation of biomass in the Southeast, it is estimated that the risk of energy shortages in 2021 and 2022 will be minimized, according to official information published so far.

In order to mitigate the risk of meeting instant demand, the MME is managing large energy consumers in order to migrate their consumption from periods of greater demand. Which, in general, means moving production into the early morning hours. This guarantees the service to consumers with greater economy, since the operation in periods of high demand is very expensive.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections, with the authorization of a reduced dispatch of thermal generation outside the order of merit of cost by ONS, which for in turn, it has dispatched the amounts necessary for a safe operation to the National Interconnected System.

Although dam storage levels are not ideal, from the standpoint of the bodies responsible for planning the operation of the system, when combined with other variables, such as affluent flows, wind and solar generation, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (CNPE) in all subsystems (maximum risk of 5%).

36.2.5	Risk of GSF impacts

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

For the years ended December 31, 2021, 2020 and 2019

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

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

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

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

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

For the years ended December 31, 2021, 2020 and 2019

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

Compensation was established through the extension of the concession period of the plants contemplated by Law No. 13,203/2015, ratification of the period of extension of the concession of these plants through Ratification Resolutions No. 2919/2021 and No. 2932/2021 (Note 1-b).

For HPP Governador Bento Munhoz da Rocha Netto - HPP GBM (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

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

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until January 2024, and the Guaricana and Chaminé HPPs until July and August, 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT has no transmission concession to expire in the next ten years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

36.2.7	Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS’s concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution 896, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
Until 2020	Economic - financial efficiency and quality	2 consecutive years or at the end of the 5-year period (2020)	Concession termination

	Quality Indicators	2 consecutive years or 3 times in 5 years	Limitation of dividend and interest on equity distribution

	Economic - financial efficiency	in the base year	Capital Increase (a)
Limitation of dividend and interest on equity distribution
Restrictive regime for contracts with related parties
From the 6th year of (2021)	Economic - financial efficiency	2 consecutive years	Concession termination

	Quality Indicators	3 consecutive years

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets for Copel Distribuição in 2021

The criterion of efficiency in relation to economic-financial management will not be complied when what is determined in the table below is not achieved, or even when the EBITDA is lower than the QRR. The calculation of results occurs at the end of each year, when the results are disclosed in the Regulatory Financial Statements.

			Quality - limits		Quality (Performed)
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	9.29	6.84	7.20	4.76

Net Debt	Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment to Resolution No 896/20.
QRR	Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA:	Recurring: refers to Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Targets for Copel Distribuição from 2016 to 2020

			Quality - limits (a)		Quality (Performed)
Year	Economic and Financial Management	Realized	DECi (b)	FECi (b)	DECi	FECi

2016			13.61	9.24	10.80	7.14
2017	EBTIDA ≥ 0 (c)	661,391	12.54	8.74	10.41	6.79
2018	EBTIDA (-) QRR ≥ 0 (d)	550,675	11.23	8.24	10.29	6.20
2019	{Net Debt / [EBTIDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (d)	822,386	10.12	7.74	9.10	6.00
2020	{Net Debt / [EBTIDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (e)	1,624,821	9.83	7.24	7.81	5.55
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
(e) Selic: limited to 12.87% p.a.

36.2.8	Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagas will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9	Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor’s market.

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

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, from 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In relation 2021, the scenarios of supply and demand indicate the occurrence of overcontracting in relation to the contracted portion above the regulatory limits in the calendar year. However, the distributor will continue to exercise continuous vigilance in relation to its contracting levels and occurrences of involuntary events beyond its management, such as the migration of consumers to the free market and load reduction.

36.2.10	Gas shortage risk

The natural gas market in Paraná covers Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is currently supplied by contracts with Petrobras, which uses the transport infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). As a result of the public call in 2021, Compagas signed a new contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was uncontracted for 2022, as well as part of the estimated demand between 2023 and 2025. On the other hand, UEG Araucária negotiates and enters into short-term natural gas contracts as it does not have electricity generated under contract in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector. This program is advancing, but still requires improvement of the sector’s regulation.

In the current natural gas market, there is already a growing supply of natural gas and diversified sources, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG), use of natural gas explored in onshore basins and greater use of natural gas from the pre-salt layer, which has large volumes to be explored. The biggest challenge of the sector still is enabling new producers and traders to access the infrastructure and the consumer market, currently mostly served by Petrobras.

Regarding the transport network, changes in regulation allow new shippers to access the gas pipelines, through public calls carried out by TBG (Gasbol transporter) with the purpose of offering the contracting of capacity in the gas pipeline. In addition, it is important to highlight the periodic updating of the Indicative Gas Pipeline Plan (PIG) coordinated by the EPE, which provides a vision of better structuring of the natural gas transport sector and adequate planning to meet current and future demands, even if for these latter significant investments are required.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures, as well as the possibility of third party access to existing infrastructures.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagas, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

36.2.11	Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

36.2.12	Risk related to price of power purchase and sale transactions

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

Based on the notional amounts of R$7,530,281 (R$6,065,065 in 2020) for electricity purchase contracts and R$7,881,880 (R$6,634,477 in 2020) for electricity sales contracts, outstanding at the date of these financial statements, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

	Assets	Liabilities	Net
Current	112,057	(106,889)	5,168
Noncurrent	743,718	(438,579)	305,139
	855,775	(545,468)	310,307

Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate of December 31, 2021 were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Price	Baseline	Projected scenarios
	variation	12.31.2021	Probable	Scenario 1	Scenario 2

Unrealized gains (losses) on purchase and sale of energy	Increase	310,307	299,404	347,905	396,407

	Decrease	310,307	299,404	250,900	202,398

36.2.13	Counterparty risk in the energy market

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

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company’s counterparties.

36.3	Capital management

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

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2021 and 2020, the ratio attained is shown below:

	12.31.2021	12.31.2020
Loans and financing	3,678,444	3,188,531
Debentures	8,147,617	6,757,481
(-) Cash and cash equivalents	(3,472,845)	(3,222,768)
(-) Bonds and securities (current)	(16,121)	(1,465)
(-) Bonds and securities (noncurrent) - debt contract guarantees	(237,183)	(175,901)
(-) Collaterals and escrow accounts STN	(142,764)	(133,521)
Adjusted net debt	7,957,148	6,412,357
Net income from continuing operations	3,859,045	3,834,172
Equity in earnings of investees	(366,314)	(193,547)
Deferred IRPJ and CSLL	790,406	24,896
Provision for IRPJ and CSLL	469,226	1,260,469
Financial expenses (income), net	327,361	(866,271)
Depreciation and amortization	1,082,539	1,009,913
Ebitda from discontinued operations	1,872,381	259,560
Adjusted ebitda	8,034,644	5,329,192
Adjusted net debt/Adjusted ebitda	0.99	1.20

36.3.1	Debt to equity ratio:

Indebtedness	12.31.2021	12.31.2020
Loans and financing	3,738,269	3,168,710
Debentures	8,240,769	8,540,366
(-) Cash and cash equivalents	3,472,845	3,222,768
(-) Bonds and securities	361,058	300,530
Net debt	8,145,135	8,185,778
Equity	22,175,235	20,250,518
Debt to equity ratio	0.37	0.40

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.	Related Party Transactions

		Assets		Liabilities			Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2019	12.31.2021	12.31.2020	12.31.2019
Controlling shareholder
State of Paraná - dividends payable	-	-	916,379	749,338	-	-	-	-	-	-
CRC Transfer (Note 8)	-	1,392,624	-	-	253,990	341,964	184,229	-	-	-
Luz Fraterna Program (a)	5,590	6,682	-	-	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	10,378	8,168	-	-	-	-	-	-	-	-
Morar Bem Paraná Program (a)	-	1,057	-	-	-	-	-	-	-	-
Employees transferred (b)	19	87	-	-	-	-	-	-	-	-
Telecommunication services (c)	-	13,686	-	-	19,201	43,248	43,011	-	-	-
Meteorological System of Paraná - Simepar (c) (d)	-	2	938	855	18	48	-	(10,759)	(8,573)	(7,087)

Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	733,939	568,315	-	-	-	-	-	-
Financing (Note 22)	-	-	2,216,516	2,314,166	-	-	-	(174,210)	(151,850)	(175,461)
Debentures - Compagás (Note 23)	-	-	-	5,890	-	-	-	(312)	(1,681)	(1,194)
Debentures - wind farms (Note 23) (f)	-	-	231,071	239,249	-	-	-	(32,249)	(25,891)	(28,240)

State of Paraná investee
Sanepar (c) (g)	-	223	436	582	2,164	4,956	4,710	(8,256)	(6,598)	(5,852)
Use of water taken from plants’ reservoirs	-	-	-	-	477	620	480	-	-	-

Joint ventures
Voltalia São Miguel do Gostoso - dividends	1,032	1,032	-	-	-	-	-	-	-	-

Caiuá Transmissora de Energia (c) (h) (i) (j)	279	261	1,144	1,401	3,275	3,114	2,792	(17,439)	(16,267)	(14,233)
Dividends	2,150	4,443	-	-	-	-	-	-	-	-

Integração Maranhense Transmissora (i) (j)	-	-	183	160	-	-	-	(2,294)	(2,029)	(1,938)
Dividends	2,274	3,806	-	-	-	-	-	-	-	-

Matrinchã Transmissora de Energia (i) (j)	-	-	1,065	959	-	-	-	(13,442)	(11,259)	(10,137)
Dividends	10,091	34,460	-	-	-	-	-	-	-	-

Guaraciaba Transmissora de Energia (i) (j)	-	-	489	436	-	-	-	(6,185)	(5,348)	(4,853)
Dividends	27,198	16,281	-	-	-	-	-	-	-	-

Paranaíba Transmissora de Energia (i) (j)	-	-	726	649	-	-	-	(9,170)	(8,141)	(6,514)
Dividends	4,973	-	-	-	-	-	-	-	-	-

Cantareira Transmissora de Energia (i) (j)	-	-	596	468	-	-	-	(6,569)	(5,912)	(5,403)
Dividends	6,718	6,547	-	-	-	-	-	-	-	-

Mata de Santa Genebra Transmissão (i) (j) (k)	1,473	4,034	1,245	990	18,795	17,636	16,449	(12,390)	(7,636)	(340)
Dividends	13,614	-	-	-	-	-	-	-	-	-

Associates
Dona Francisca Energética S.A. (l)	15	13	2,745	1,436	164	162	145	(16,239)	(17,078)	(16,905)
Dividends	86	97	-	-	-	-	-	-	-	-

Foz do Chopim Energética Ltda. (c) (m)	518	216	-	-	3,010	2,675	2,538	-	-	-

Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	-	(22,204)	(21,935)	(25,860)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	-	(1,422)	(1,116)	(1,560)

Other related parties
Fundação Copel (c)	-	40	-	-	173	315	285	-	-	-
Administrative property rental	-	-	84,367	1,836	-	-	-	(6,996)	(1,285)	(2,520)
Pension and healthcare plans (Note 24.3)	-	-	1,295,174	1,493,614	-	-	-	-	-	-

Lactec (c) (n)	5	5	2,385	2,747	619	771	746	(4,002)	(2,702)	(2,787)

Tecpar (c) (o)	-	11	-	-	2,056	862	-	-	-	-

Celepar (c) (p)	-	4	-	2	23	51	-	(9)	(50)	(5)
a)	The Luz Fraterna Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue. The State of Paraná filed a Request for Amendment of Judgment in November 2021. Copel is awaiting a summons to access the case records and, after that, a decision on the appeal by the judge. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company’s interests.

The Tarifa Rural Noturna Program, regulated by Decree 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

The Morar Bem Paraná Program, established by Decree 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. Copel’s main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.
d)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
e)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.
f)	BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
g)	Basic sanitation provided by Sanepar.
h)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
i)	Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

j)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
k)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner’s engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.
l)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
m)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23rd, 2025, and connection to the transmission system, maturing on January 1, 2043.
n)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.
o)	Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.
p)	Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel’s direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated in the consolidated financial statements of the Company.

In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$63,899, and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$31,309.

With regard to the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.1	Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,339 (R$4,307 at December 31, 2020) and made by Copel Energia, in the amount of R$192,707 (R$112,069 at December 31, 2020).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

			Final	Amount	Balance (a)	Interest	Amount
Company		Operation	maturity	approved		%	guarantees
(1)	Caiuá Transmissora (b)	Financing BNDES	02.15.2029	84,600	34,887	49.0	5,956
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	95,734	49.0	46,910
(3)		Financing	09.15.2032	426,834	393,860		(c)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	315,771	49.0	154,728
(5)		Debentures	12.15.2030	118,000	129,481		63,446
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	381,197	49.0	186,787
(7)		Debentures (2nd)	06.15.2029	180,000	219,345		(c)
(8)		Debentures (3rd)	12.15.2038	135,000	143,274		(d)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	60,694	49.0	(c)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	211,926	50.1	106,175
(11)		Debentures (3rd)	11.15.2041	1,500,000	1,511,366		757,194
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	445,168	24.5	(c)
(13)		Debentures	03.15.2028	120,000	95,868		23,488
							1,344,684
(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution
(c) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.
(d) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.
Letter of guarantee, provided by Copel GeT: (1)
Corporate guarantee provided by Copel: (2) (4) (5) (6) (10) (11) (13)
Operation guarantee: pledge of shares held by Copel Get in the ventures.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38.	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

	12.31.2021	12.31.2020
Energy purchase and transportation contracts	132,307,398	132,879,053
Additions to property, plant and equipment
Construction of transmission lines and substations	-	12,062
Construction of Jandaíra wind farm complex	147,682	330,257
Construction of SHP Bela Vista	-	23,717
Telecommunications works	-	132,430
Acquisition of assets for electricity distribution	1,374,177	978,189
Gas purchase contracts	1,841,767	655,422

39.	Insurance.......

The specification by risk modality and effective date of the main insurance policies can be seen below:

	End	Insured
Policy	of term	amount
Operational risks - HPP Baixo Iguaçu	05.30.2022	2,250,207
Operational risks - Cutia and Bento Miguel	03.29.2023	2,196,012
Named perils	08.24.2022	2,089,718
Operational risks - HPP Colíder	12.01.2022	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.22.2023	1,594,472
Fire - owned and rented facilities	08.24.2022	878,937
Operational risks - Brisa Potiguar	06.27.2022	743,616
Operational risks - Elejor	03.11.2023	728,426
Operational risks - UEG Araucária (a)	11.30.2022	699,136
Operational risks - São Bento	06.27.2022	510,557
(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5,5805 as of December 31, 2021.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

40.	Additional information to the Statement of Cash Flows
40.1	Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 11.1 and 11.2) and acquisitions of property, plant and equipment (shown in Note 18.2), R$240,718 (R$104,834 on December 31, 2020 and R$48,068 on December 31, 2019) and R$19,855 (R$21,773 on December 31, 2020 and R$52,446 on December 31, 2019), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 28.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$111,880 (R$104,977 on December 31, 2020 and R$13,237 on December 31, 2019), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41.	Assets held for sale and discontinued operations

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

On September 16, 2020, Relevant Event 10/2020 announced that the Company’s Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$1,401,090 for Equity Value. On this date, Management understood that the criteria determined by IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On August 3, 2021, the sale operation was concluded, as informed in relevant fact 13/21, after compliance with the conditions defined in the Notice and the CCVA, which included, among others, the approvals of CADE and Anatel. Besides that, the updated amount of R$2,506,837 was received for the full divestment of Copel Telecomunicações shares, share transfer registration, signature of the closing agreement for the deal and the resignation of the current administrators. Therefore, on August 03, 2021, Copel no longer controlled Copel Telecomunicações, transferring its assets and liabilities and the direction of its business to the acquirer.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as discontinued operation, both in the Statement of Income and Statement of Cash Flows.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that have been sold have ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines IFRS 5.

The details of these amounts, as well as the profit resulting from this operation are presented in the following tables:

Statements of Income from discontinued operations	12.31.2021	12.31.2020	12.31.2019

Net operating revenue	228,379	355,843	375,028
Operating costs	(19,266)	(100,684)	(296,028)
Gross profit	209,113	255,159	79,000

Selling expenses	(16,745)	(31,244)	(31,286)
General and administrative expenses	(16,213)	(21,333)	(23,010)
Other operational income (expenses)	(29,581)	(50,518)	(136,310)
	(62,539)	(103,095)	(190,606)

Profit (loss) before financial results and taxes	146,574	152,064	(111,606)
Financial results	(25,748)	(33,378)	(33,122)
Operating profit (loss)	120,826	118,686	(144,728)
Income tax and social contribution	(47,648)	(43,108)	36,335
Net income (loss)	73,178	75,578	(144,728)
Gain on the share sales operation	1,723,913	-	-
Income tax on sales gains	(446,716)	-	-
Deferred income tax on sales gains	(160,818)	-	-
Net income from discontinued operations	1,189,557	75,578	(144,728)

Statements of Cash Flows from discontinued operations	12.31.2021	12.31.2020	12.31.2019

Net income	1,189,557	75,578	(108,393)
Adjustments to reconcile net income	(803,687)	282,914	419,093
Changes in assets and liabilities	(19,255)	(16,958)	(38,821)
Taxes and charges paid	(18,044)	(73,050)	(51,464)
Cash flows from operational activities	348,571	268,484	220,415
Additions to property, plant and equipment and intangible assets	(62,485)	(73,573)	(175,569)
Disposal Copel Telecom receipt	2,506,837	-	-
Cash flows from investment activities	2,444,352	(73,573)	(175,569)
Issue of Debentures	-	-	210,000
Payment of loans and financing and lease	(1,850)	(20,038)	(9,260)
Cash flows from financing activities	(1,850)	(20,038)	200,740
Changes in cash and cash equivalents	2,791,073	174,873	245,586

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

42.	Subsequent events
42.1	Water shortage account

On January 13, 2022, Decree 10,939 regulated MP 1,078/2021, which provided for measures to address the financial impacts on the electricity sector arising from the situation of water scarcity and deferrals applied in previous tariff processes, authorizing the contracting of financial operation to face this scenario. On March 15, 2022, Aneel approved a resolution that presents the criteria and procedures for managing the Water Scarcity Account, in which resources will be allocated to cover, in whole or in part, the additional costs temporarily assumed by distribution concessionaires and licensees related to: I – estimate of the balance of the Centralizing Account of Tariff Flag Resources for April 2022; II – costs associated with the Incentive Program for the Voluntary Reduction of Electricity Consumption III; – cost of importing electricity in a decision approved by CREG for the period from July and August 2021; IV – deferrals referred to in § 1-I of art. 13 of Law 10,438/2002; V - fixed revenue for the period from May to December 2022 of the Simplified Competitive Procedure - PCS of 2021. The distributors must declare the amounts of their resources to Aneel within 10 days after the publication of the resolution, and the agency will evaluate and approve the amounts and authorize the CCEE to make the transfers. Upon receipt of the declared amount, Copel DIS will write off the registered sectoral financial asset.

43.	Condensed individual financial information of Companhia Paranaense de Energia - Copel

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(a)  Condensed statements of financial position as of December 31, 2021 and 2020

ASSETS	12.31.2021	12.31.2020
Current assets
Cash and cash equivalents	626,052	42,700
Bonds and securities	91	90
Dividends receivables	1,558,212	1,290,114
CRC transferred to the State Government of Paraná	-	287,789
Other current receivables	1,150	1,025
Income tax and social contribution	3,991	12,171
Prepaid expenses	528	150
Receivable from related parties	5,374	40,298
	2,195,398	1,674,337
Assets classified as held for sale	-	758,742
	2,195,398	2,433,079

Noncurrent assets
Other temporary investments	19,985	22,385
CRC transferred to the State Government of Paraná	-	1,104,835
Judicial deposits	131,519	125,738
Other current receivables	7,658	7,443
Income Tax and Social Contribution	30,000	117,682
Deferred tax assets	165,484	282,132
Other noncurrent recoverable taxes	38,659	88,331
Receivables from related parties	150,572	140,337
	543,877	1,888,883

Investments	21,144,478	18,807,102
Property, Plant and Equipment, net	4,112	2,725
Intangible Assets	3,473	2,041
Right-of-use asset	3,165	962

	21,699,105	20,701,713

Total assets	23,894,503	23,134,792

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2021	12.31.2020
Current liabilities
Payroll, social charges and accruals	36,454	16,759
Related parties	2,292	283,650
Suppliers	3,353	3,184
Income tax and social contribution	1,813	-
Other taxes payable	34,956	952
Loans and financing	321,157	512,086
Debentures	501,716	301,972
Dividends payable	260,995	944,274
Post employment benefits	229	226
Lease liability	301	279
Other accounts payable	548	567
	1,163,814	2,063,949

Noncurrent liabilities
Related parties	5,851	5,851
Other taxes due	3,260	2,978
Loans and financing	468,970	266,682
Debentures	-	499,317
Post employment benefits	13,922	9,929
Lease liability	2,957	707
Other accounts payable	50,943	1,936
Provisions for legal claims	347,762	324,332
	893,665	1,111,732

Equity
Share capital	10,800,000	10,800,000
Equity valuation adjustments	426,170	353,349
Legal reserves	1,457,087	1,209,458
Retained earnings	7,785,092	6,088,855
Additional dividend from non-capitalized earnings reserve	1,368,675	1,507,449
	21,837,024	19,959,111

Total liabilities and equity	23,894,503	23,134,792

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(b) Condensed statements of income for the years ended December 31, 2021, 2020 and 2019

	12.31.2021	12.31.2020	12.31.2019
Operating revenues (expenses)
General and administrative expenses	(126,172)	(79,762)	(59,907)
Other revenues (expenses), net	(86,344)	(24,423)	1,244
Result of equity in investees	3,689,345	3,551,254	2,177,629
	3,476,829	3,447,069	2,118,966

Operating income before financial results	3,476,829	3,447,069	2,118,966

Financial income (expenses)
Financial revenues	304,809	335,485	209,679
Financial expenses	(112,332)	(86,076)	(235,033)
	192,477	249,409	(25,354)

Operating income	3,669,306	3,696,478	2,093,612

Income tax and social contribution
Income tax and social contribution	67,641	-	(21,195)
Deferred income tax and social contribution	30,250	127,503	5,850
	97,891	127,503	(15,345)

Net income from continuing operations	3,767,197	3,823,981	2,078,267

Discontinued operations
Net income (loss) from discontinued operations	1,185,376	80,221	(88,321)

Net income	4,952,573	3,904,202	1,989,946

Basic and diluted net earning per share attributed to controlling shareholders - continuing operations - expressed in Brazilian Reais
Common shares	1.20448	1.33430	0.72523
Class A preferred shares	1.41173	1.76982	0.89086
Class B preferred shares	1.50668	1.46773	0.79778

Basic and diluted net earning per share attributed to controlling shareholders - expressed in Brazilian Reais
Common shares	1.61429	1.36229	0.69440
Class A preferred shares	1.86252	1.80062	0.85790
Class B preferred shares	1.95747	1.49852	0.76388

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(c)  Condensed statement of comprehensive income for the years ended December 31, 2021, 2020 and 2019

	12.31.2021	12.31.2020	12.31.2019
NET INCOME	4,952,573	3,904,202	1,989,946
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(3,257)	(779)	(3,371)
Post employment benefits - equity	154,751	(178,434)	(120,358)
Taxes on other comprehensive income	1,107	265	1,146
Items that are or maybe reclassified to profit or loss
Subsidiary loss with interest variation	-	-	(4,874)
Total comprehensive income, net of taxes	152,601	(178,948)	(127,457)
TOTAL COMPREHENSIVE INCOME	5,105,174	3,725,254	1,862,489

(d) Condensed statements of cash flows for the years ended December 31, 2021, 2020 and 2019

	12.31.2021	12.31.2020	12.31.2019
Net cash generated from operating activities	2,892,312	761,050	688,443

Cash flow from investing activities
Financial investments	2,399	5,349	115,376
Loans and financing granted to related parties	-	(40,000)	(24,410)
Receipt of loans and financing granted to related parties	33,899	7,015	24,512
Additions in investments	(503,202)	(68,127)	(271,968)
Capital reduction of investees.	82,330	228	-
Additions to property, plant and equipment	(1,847)	(1,800)	(285)
Additions to intangible	(1,771)	(1,045)	(271)

Net cash used in investing activities
from continuing operations	(388,192)	(98,380)	(157,046)

Net cash generated by investment activities
from discontinued operations	2,506,837	-	-

Net cash generated (used) from investing activities	2,118,645	(98,380)	(157,046)

Cash flow from financing activities
Issue of Debentures	-	-	500,000
Issue of loans with related parties	-	280,000	48,000
Amortization of principal - loans and financing	-	(38,500)	(115,500)
Amortization of principal - debentures	(300,000)	(300,000)	(853,400)
Amortization of loans obtained from related parties	(280,000)	-	(48,000)
Amortization of principal - Lease liabilities	(317)	(329)	(141)
Dividends and interest on capital paid	(3,847,288)	(586,445)	(352,055)

Net cash used in financing activities	(4,427,605)	(645,274)	(821,096)

Total effects on cash and cash equivalents	583,352	17,396	(289,699)

Cash and cash equivalents at the beginning of the period	42,700	25,304	315,003
Cash and cash equivalents at the end of the period	626,052	42,700	25,304

Change in cash and cash equivalents	583,352	17,396	(289,699)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Additional individual information related to Companhia Paranaense de Energia - Copel are presented below:

·   Related Parties: Copel has the following balances outstanding with related parties:

	12.31.2021	12.31.2020
Assets
Copel Distribuição (a)	150,572	140,337
UEG Araucária - mutual	-	33,572
Investees and Subsidiaries - Structure sharing	5,374	6,726
	155,946	180,635
Liabilities
Copel CTE - mutual	-	282,817
Investees and Subsidiaries - Structure sharing	2,292	833
Elejor advance	5,851	5,851
	8,143	289,501

(a) Copel DIS - Financing transferred - STN

Copel transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

On March 10, 2022, seeking to reduce costs and improve the Company’s leverage, the debt was redeemed in advance, in the amount of R$9,350, corresponding to the principal plus interest incurred, net of the collateral and escrow deposits (Note 22.1).

·   Investments - As of December 31, 2021 and 2020, investments in subsidiaries are comprised as follows:

	12.31.2021	12.31.2020
Copel Geração e Transmissão	12,662,224	10,732,734
Copel Distribuição	7,558,556	7,212,915
Copel Telecomunicações	-	757,799
Copel TEL - Reclassification (a)	-	(758,742)
Copel Energia	389,863	356,922
Compagas	259,031	252,481
UEG Araucária	109,737	48,355
Other investments	10,744	50,328
	20,990,155	18,652,792
(a) Reclassification to Assets classified as held for sale.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The information regarding joint ventures, associates and other investments are presented in note 17.1 – Changes in investments.

·   Dividends receivable - The dividends receivable is comprised as follows:

	12.31.2021	12.31.2020
Investees and subsidiaries
Copel Geração e Transmissão	638,378	769,108
Copel Distribuição	824,833	440,368
Copel Comercialização	20,785	29,803
Compagas	65,821	43,164
UEG Araucária	7,251	6,143

Joint Ventures and Associates
Voltália	1,032	1,032
Dona Francisca	86	97

Other investments	26	399
	1,558,212	1,290,114

·	Provisions for Legal Claims - Copel recorded provisions for Legal Claims, as follows:

	12.31.2021	12.31.2020
Regulatory	25,174	21,373
Labor	2,437	2,466
Employee benefits	587	-
Civil	175,356	163,940
Tax Claim	144,208	136,553
	347,762	324,332

·   Restriction of transfer of funds from subsidiaries - The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective parent company, in the form of loans or advances, requires approval by Aneel. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law.

As of December 31, 2021, total restricted subsidiaries net assets amount to R$20,720,412 composed as follows:

	12.31.2021	12.31.2020
Copel Geração e Transmissão S.A.	12,662,224	10,732,735
Copel Distribuição S.A.	7,558,556	7,212,914
UEG Araucária Ltda.	540,577	238,211
Centrais Elétricas Rio Jordão - Elejor	(40,945)	13,490
	20,720,412	18,197,350

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2021
Loans and financing	Note 21	-	19,661	393,857	487,755	-	901,273
Debentures	Note 22	14	-	531,219	-	-	531,233
Suppliers	-	3,331	22	-	-	-	3,353
		3,345	19,683	925,076	487,755	-	1,435,859
(a) Effective interest rate - weighted average.

