Form 20-F
period 2022-12-31
ENERGY CO OF PARANA
filed 2023-04-27
CIK 1041792

As filed with the Securities and Exchange Commission on April 26, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2022:F1

1,054,090,460 Common Shares, without par value

3,128,000 Class A Preferred Shares, without par value

1,679,335,290 Class B Preferred Shares, without par value

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ IFRS International Financial Reporting Standards ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020 are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares, and class B preferred shares, respectively. References to “Units” are to our units each composed of 1 Common Share and 4 Class B Shares. References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one Unit. Units are listed on “B3” (the São Paulo Stock Exchange or B3 S.A. – Brasil, Bolsa, Balcão) and “Latibex” (Mercado de Valores Latinoamericanos en Euros). Units ADSs are listed on “NYSE” (the New York Stock Exchange).

Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Brazilian political and economic conditions;
•	economic conditions in the State of Paraná;
•	technical, operational, legal and regulatory conditions related to the provision of electricity services;
•	our and the State of Paraná’s ability to successfully implement the proposed transaction to disperse our share ownership;
•	the outcome of lawsuits against us;
•	our ability to obtain financing;
•	developments in other emerging market countries;
•	changes in, or failure to comply with, governmental regulations;
•	competition;
•	electricity shortages;
•	unfavorable hydrological conditions;
•	climate-related developments;
•	international economic and political developments;
•	the impact of the coronavirus (COVID-19) pandemic;
•	the impact of the ongoing conflict in Ukraine and the trade and monetary sanctions that have been imposed in connection with those developments; and
•	other factors discussed below under “Item 3. Key Information―Risk Factors.”

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

RISK FACTORS

The following is a summary of the principal risks we face:

•	We are controlled by the State of Paraná, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.
•	Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition and results of operations.
•	Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.
•	Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation.
•	Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.
•	The rules for electricity trading and market conditions may affect the sale prices of electricity.
•	Our business is subject to risks related to our supply chain which may be substantially and adversely affected by internal or external economic, political, social and natural events, such as pandemics, terrorism acts, border disputes and armed conflicts, among others.
•	We are uncertain as to the renewal of certain of our generation and transmission concessions.
•	Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.
•	ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.
•	We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.
•	The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our operation.

Risks relating to our Shareholding Structure and the Potential Sale of the State of Paraná’s controlling interest

We are controlled by the State of Paraná, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.

We are controlled by the State of Paraná, which owns 69.7% of our outstanding common voting shares as of the date of this annual report, and whose interests may differ from other shareholders. As a result, the State of Paraná has the power to control all our operations, including the power to elect the majority of the members of our Board of Directors and to determine the outcome of actions that require the approval of common shareholders, including transactions with related parties and corporate reorganizations. The State of Paraná may use its status as our controlling shareholder to promote its public policies or social objectives and not necessarily to meet the objective of improving our business or operating results. In addition, lawsuits involving the State of Paraná may affect its position as a controlling shareholder and, therefore, may affect our capital structure and price of our securities. We cannot guarantee that our corporate governance policies and structures in place for protection of minority shareholders will be sufficient to fully or effectively address any or all the related risks.

The State of Paraná has proposed to sell part of its equity interests in Copel in a public offering of our common shares and units that results in the dispersion of our share ownership. Failure to implement this proposed transaction may adversely impact the price of our securities and prevent us from renewing certain concessions

In November 2022, a new state legislation approved by the State Congress of the State of Paraná (State Law No. 21,272 of November 24, 2022, or “Copel Disperse Ownership Law”) authorized the State of Paraná to sell part of its equity interests in our share capital and to cease to be our controlling shareholder, pursuant to a secondary public offering of our common shares or units, subject to certain conditions established in the Copel Disperse Ownership Law. The State of Paraná has announced its plan to carry out such offering, aiming to reduce its equity interests in our capital stock, but maintaining at least 15% of our total capital stock, and subject to certain amendments to our bylaws to restrict the exercise of voting rights of any shareholder or group of shareholders to 10% our voting capital, resulting in the dispersion of our share ownership, subject to certain conditions. See “Item 4. Information on the Company—Significant Changes in Our Business—Proposed Dispersion our Share Ownership” for a description of the conditions imposed by the Copel Disperse Ownership Law.

The implementation of the proposed transaction is subject to several risks and uncertainties, including:

•	The implementation of the proposed transaction is subject to compliance with all requirements imposed by the Copel Disperse Ownership Law, including the approval of certain amendments to our bylaws, which are subject to the conditions imposed by the Brazilian Corporation or Joint Stock Company (Federal Law no. 6.404 of December 15, 1976).
•	The proposed transaction is subject to a number of governmental approvals at the state and federal levels. We cannot guarantee that these approvals will be obtained or the timing for these approvals. Even if these approvals are received, they may be subject to conditions that could adversely impact our operations or that would make the proposed transaction not viable.
•	Employees, labor unions, political parties, state and federal prosecutors, civil associations, individuals, minority shareholders, the Federal Government, regulatory agencies and other stakeholders may bring legal proceedings seeking to suspend, delay or prevent the proposed transaction, its financial model, the Copel Disperse Share Ownership Law. If any of these legal proceedings is successful, the proposed transaction may not be implemented or may not be implemented as proposed.
•	The State of Paraná is a party to a lawsuit under which the Brazilian financial institution sought to foreclosure our shared held by the State. On April 10, 2023, the parties entered into an agreement to settle this dispute. This liquidation agreement was ratified by the reporting Minister, who referred the process to the approval of the plenary of the Brazilian Supreme Court, with a favorable vote of the majority of the ministers. If there is a judicial questioning of said agreement before the Supreme Court and if there is a change in understanding capable of reversing the agreement ratified in a monocratic manner and final and unappealable, with the approval of the majority of its ministers, the implementation of the proposed transaction to disperse our share capital may have an uncertain impact. See “Item 3. Key Information―Risk Factors—If the Brazilian Supreme Court does not approve the settlement agreement between the State of Paraná and a Brazilian financial institution that sought to foreclose our shares owned by State of Paraná, our business may be exposed to significant uncertainties”.
•	The proposed transaction involves a public offering of our equity securities, subject to market conditions. We cannot guarantee that there will be sufficient demand or that a valuation that is acceptable to the State of Paraná will be obtained.
•	Several of our debt financing instruments, including financing agreements with the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social “BNDES”), and debt securities we issued contain covenants restricting changes in our control or the implementation of the proposed transaction. To avoid the acceleration of the maturity of this debt financing and debt securities, we will be required to obtain the consent from these creditors or holders of securities to amend these instruments or to waive any potential event of default, which may be subject to the payment of fees. We cannot guarantee that these consents will be obtained; if we fail to obtain the required consents, the proposed transaction may not be implemented, or our entire debt may be accelerated.

•	We may to incur significant amount of expenses in connection with the proposed transaction, including fees with advisers, independent auditors and others.
•	Under applicable Brazilian rules, if we cease to be a state-controlled company, we will be permitted to renew for 30 years our concessions for certain hydroelectric power plants, including for the hydroelectric power plants Governador Bento Munhoz da Rocha Netto (Foz do Areia), Governador Ney Aminthas de Barros Braga (Segredo) e Governador José Richa (Salto Caxias). The renewal of Foz do Areia, whose term, considering the renegotiation of the GSF, expires on December 21, 2024, under the terms of the legislation, must occur within 12 months before the end of the concession (December 2023), upon payment of an award bonus defined by the granting authority, without having to comply with certain burdensome amendments required by the 2013 Concession Renewal Law. If the proposed transaction is not successful, we may not be able to renew some concessions, or would be required to renew under terms that are not beneficial to us. See “Item 4. Information on the Company—Significant Changes in Our Business—Proposed Dispersion our Share Ownership and Definition of the Concession Granting Bonus for HPP Foz do Areia, HPP Segredo and HPP Salto Caxias”.

We cannot guarantee that the proposed transaction will be successful or that we will cease to be a state-controlled company. If the proposed primary and secondary offering is not successful, the price of our securities may be adversely impacted, and we will not be able to renew our existing concessions for the hydroelectric plants mentioned above, which may adversely impact our business.

The proposed transaction, if successfully implemented, will result in significant changes in the legal regime applicable to our business and our shareholding structure.

If the transaction proposed in the Copel Disperse Ownership Law is implemented, we will no longer be controlled by the State of Paraná, which may have some adverse consequences:

•	The proposed transaction is expected to be implemented as a primary and secondary offering of our equity securities. This will result in the dilution of the existing holders of our equity securities.
•	In the absence of a controlling shareholder or controlling group, the minimum quorum required by law for certain decisions at shareholders’ meetings may not be reached in respect of certain matters, which could adversely affect our business. We are may also be exposed to shareholder activism, with shareholder groups seeking to cause us to take actions that may not be consistent with our business strategy.
•	We may not be able to capture the potential benefits and efficiencies associated with the potential transaction.

If the proposed transaction is implemented as proposed in the Copel Disperse Ownership Law, our bylaws will be amended to limit the voting rights of all shareholders and ADR holders, which could prevent or delay transactions or changes that holders of our shares or ADRs may favor.

If the transaction proposed in the Copel Disperse Ownership Law is implemented, our bylaws will be amended to prevent concentration of more than 10% of our voting shares in the hands of one or a group of shareholders. This may prevent or create difficulties for our equity holders to influence or implement changes in our business or policies. See “Item 4. Information on the Company—Significant Changes in Our Business—Proposed Dispersion our Share Ownership”.

The absence of a single controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because, among other things, the minimum quorum required by law for the approval of certain matters may not be reached. Any sudden and unexpected changes in our management, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Risks Relating to Our Company and our Operations

We are largely dependent upon the economy of the State of Paraná.

The distribution market for most of our sales of electricity is the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná.

An increase in electricity prices, combined with poor economic performance in the State of Paraná, could affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2022, our overdue receivables in our distribution concession area with Final Customers were R$526.3 million in the aggregate and our allowance for doubtful accounts related to these receivables was R$132.1 million. See Note 7 to our audited consolidated financial statements.

In addition, in the event of an economic recession combined with high energy prices, the number of our distribution customers connecting illegally to our distribution grid may increase, which would then reduce our revenue from electricity sales to Final Customers. Energy we lose due to illegal connections is considered a commercial loss (non-technical), and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds calculated by The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica “ANEEL”). If ANEEL determines that we were not efficient in inspecting and controlling the non-technical losses in the distribution grid, the agency may limit the transfer of such losses to the Final Customers.

Legislative proposals currently under discussion in Congress such as Bill 5325/2019 may change the penalties applicable to concessionaires and limit the inclusion and collection of non-technical losses in the electricity bill to final consumers to a certain quota. In that scenario, concessionaires will no longer be able to charge final consumers for part of the losses that are considered non-technical (such as illegal connections, measurement errors, among others). The passing of the referred bills could adversely affect our financial results.

Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition and results of operations.

We operate complex electricity generation, transmission and distribution systems and grids, which involves various risks, such as operational setbacks and unexpected interruptions, caused by accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, and similar events). In addition, operational decisions by authorities responsible for the electricity grid, environment matters, operations and other issues affecting the electricity generation, transmission or distribution could have an adverse effect on the performance and profitability of the operations of our generation, transmission and distribution systems. Our insurance could be insufficient to cover the costs and losses that we may incur as a result of the damages caused to our assets or due to outages.

The revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under our concession agreements, we and our subsidiaries are subject to: (i) a reduction of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or “RAP”), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or “FID”) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or grids, may cause a material adverse effect on our business, financial situation and results of operations.

At the end of March 2023, during a scheduled stoppage for inspection, an isolated failure was identified in the upper wear ring of the rotor of a turbine in unit 03 of the Foz do Areia plant, which has a physical unit guarantee of approximately 144.8 average MW. Operations in the respective unit have been suspended, awaiting analysis on the cause of failure and an action plan for its repair. Any financial impacts related to non-generation or any reduction in the physical guarantee of the plant will be estimated after the conclusion of the repair.

The construction, expansion and operation of our transmission and power generation projects involve significant risks that may have an adverse effect on us.

We are involved in various transmission and generation projects, which is subject to the performance obligations of various third parties over which we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to timely complete a project within the budget. We cannot assure you that we will be able to (i) obtain all required permits and approvals for our projects, (ii) secure private sector partners for any of our projects, or (iii) obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project or such project is delayed, this may decrease our expected financial return from the project, which may lead to impairment. Therefore, our costs may increase or we may fail to achieve the revenues planned in connection with such expansion projects, which may have an adverse effect on our financial condition and results of operations.

We are subject to risks related to social and environmental impacts of our projects.

The construction and operation of our assets may modify the ecosystem, particularly the natural state of the water resources and of the vegetation of the flooded river basin in the case of Hydroelectric Power Plants. Our projects may cause direct and indirect impacts in the local communities, such as housing displacement. They may affect the economic outputs of the local communities, lead to the loss of cultural identity or increase the demand for government services. In these cases, we may be required to implement specific plans to minimize and mitigate those impacts.

Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.

Dams are important infrastructures to our business, and are fundamental components of our Hydroelectric Power Plants for the purposes of diking and storing water, accounting for the majority of our energy generation capacity. However, in any dam, there is an intrinsic risk of ruptures caused by different internal and external factors. Therefore, we are subject to the risk of a dam failure that could have repercussions much greater than just the loss of hydroelectric power generation capacity. A dam failure may result in economic, social, regulatory and environmental damages and potential loss of human life in the communities downstream from the dams, which may have a material adverse effect on our reputation, business, operational results and financial conditions.

We are involved in several lawsuits that could have a material adverse effect on our business if their outcome is unfavorable to us.

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. As of December 31, 2022, our provisions for probable (more likely than not) and reasonably estimated losses were R$2,037.6 million. For additional information, see “Item 8. Financial Information–A. Consolidated Financial Information–Legal Proceedings.”

We are subject to limitations regarding the amount and use of public sector financing, which could prevent us from obtaining financing and implementing our investment program.

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of R$2,182.3 million in 2023. As a state-controlled company, we are subject to Brazilian Central Bank Resolution no. 4,995/2022, which limits the exposure of financial institutions to public sector entities and imposes an annual global limit of credit available to public sector entities. We currently exempt from the restrictions imposed by this resolution, as we are not a dependent company, we are listed on B3, and our debt instruments are rated investment grade on a domestic level. However, we cannot guarantee that we will continue to satisfy these requirements or that changes in the applicable resolutions will not impose restrictions in our ability to obtain financing.

Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation.

We collect, store, process and use various confidential information related to our business and operations. In our ordinary course of business, we also collect and store personal data of our customers in our data centers located at our own premises. We have suffered cyber-attacks in the past leading to the temporary unavailability of part of our systems. Despite our cybersecurity controls, information technology, operation technology and infrastructure, we may be vulnerable to failures whether caused by technical failures, negligence, accident or cyber-attacks. Those failures may result in disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations.

In July 2022, ANEEL Normative Resolution 964/2021 became effective, regulating cyber security rules to the energy industry. Cyber security risks include the risk of interruption in energy supply and the infeasibility of required technical operations. Despite our efforts, the measures adopted by us to prevent and repair cyber security risks and to comply with the described regulation may not be sufficient or effective and we may be subject to service disruption, loss of clients, or temporarily unavailability of essential services or systems.

We are subject to Brazilian laws and regulations relating to data protection and data privacy, mainly the Brazilian Federal Law No. 13,709/2018 (“Brazilian Data Protection Law,” or “LGPD”) that sets forth the legal framework for the processing of personal data and administrative penalties applicable for non-compliance with LGPD. Violations of this statute and related regulations, including leakage of personal data, could result in individual or collective lawsuits against us, the imposition of fines of up to R$50 million or 2% of the billing of the group in Brazil for infringement, among other civil, administrative and criminal penalties, as well as damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

In February 2023, ANPD Regulation No. 4, which regulates the application of administrative penalties by Brazil’s National Data Protection Authority (ANPD) for non-compliance with LGPD, came into force. The regulation guarantees the proportionality between the severity of the offending agent’s conduct and the sanction to be applied, by defining the criteria for non-pecuniary penalty or the amount of the fines, as appropriate. Following the approval of this regulation, the ANPD is expected to start imposing fines and other administrative penalties on companies that fail to comply with the provisions of the LGPD.

Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.

We are subject to breaches of our internal policies and controls relating to anti-corruption, anti-money laundering, securities regulation and related laws and regulations, and to instances of fraudulent behavior, corrupt practices and dishonesty by our directors, officers, employees, contractors or other agents that we may not timely identify or prevent.

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

Although we have an integrity program with timely updates and a process for investigating complaints, our systems may not be effective in all circumstances. Any failure in our capacity to prevent or detect noncompliance with the applicable governance rules or regulatory obligations may cause damages to our reputation or other material adverse effects to our results of operation or financial condition.

The Brazilian Senate is considering Bill 2,896/2022, approved in the House of Representatives in December 2022, whose proposal amends the State Companies Law (Law no. 13,303/2016) to reduce from three years to one month the quarantine for appointment to the Board of Directors and the Executive Board of state-owned and mixed economy companies, applied to a participant in the decision-making structure of a political party or in work linked to organizing, structuring and carrying out an electoral campaign. If approved, this and other changes in the referred law could affect the rules for appointing our officers and board members.

The rules for electricity trading and market conditions may affect the sale prices of electricity.

We perform trading activities through power purchase and sale agreements, mainly in the unregulated electricity market (Free Market), through our generation and trading companies.

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or “PLD”). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS and by Chamber of Commercialization of Electric Energy (Câmara de Comercialização de Energia Elétrica or “CCEE”). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Any of such events may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. As of January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e programas Computacionais do Setor Elétrico or CPAMP), in accordance with the implementation schedule defined by the Ministry of Mines and Energy (Ministério de Minas e Energia or “MME”) Ordinance No. 301/2019.

Any change in the energy trading rules related to the increase of restrictions for the entry of new consumers in the Free Market may affect our energy trading business.

Also, excess supply of energy in the market, particularly as a result of new energy projects and incentivized renewable energy projects, including distributed generation projects, may cause a decrease in the energy prices and adversely impact our energy business, with the possibility of effects on electricity sales to final customers, electricity sales to distributors and use of the main distribution and transmission grid.

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

The operations of our suppliers and service providers could be substantially and adversely affected by factors and events beyond our control, such as fires, natural disasters, spread of diseases, pandemics, strikes, system failure, terrorist attacks, deforestation, and political or armed conflicts, including the ongoing conflict between Russia and Ukraine, trade sanctions and other similar events, and the developments therein, such as high inflation, volatility in the commodities markets and financial markets, changes in currencies, lack of liquidity in the capital markets, among others. In such a scenario, if the impacted services cannot be replaced or reinstated in the affected region, the supply of electricity to our customers could be impacted or disrupted and our results could be adversely impacted.

We are subject to climate factors and to uncertainties that may adversely impact our operation and results

Our energy generation, transmission and distribution operations are subject to climatic factors and uncertainties related to severe weather events, mainly cyclones, hurricanes, floods, droughts and fires. These events can affect minimum water storage levels in hydroelectric plant reservoirs and lead to the unavailability of our electricity supply systems, resulting in penalties by regulatory bodies, consumer complaints, lawsuits, costs for the restoration of systems, in addition to negatively affecting our results.

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

We are also subject to impacts of uncertainties related to climate change, such as (i) demand for energy; (ii) carbon pricing; and (iii) regulatory requirements to reduce emissions. The potential impacts of such factors are taken into account in business planning and periodically monitored by our Board of Directors.

Our Integrated Risk Management Policy classifies and catergorizes climate change effects that may affect our operations and business strategy, leading us to incur financial costsas follows: (i) Physical climate risks - the possibility of the occurrence of losses caused by events associated with frequent and severe weather events (acute) or long-term environmental changes (chronic), which may be related to changes in weather patterns; and (ii) Transition climate risks - the possibility of the occurrence of losses caused by events associated with the process of transition to a low-carbon economy, in which the emission of greenhouse gases is reduced or offset and the natural mechanisms for capturing these gases are preserved.

In the last few years there have been critical climate events, which lead us to promote research regarding future climate scenarios resulting from global warming in hydraulic generation assets (until 2100) and distribution assets (until 2050). If we fail to properly identify and incorporate the risks associated with climate change into our risk framework, to adequately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements and financial condition.

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

Our shares held by the State of Parana were granted as collateral in a lawsuit between the State of Parana and a Brazilian financial institution, and the release of these shares is subject to the conclusion of the voting session of the full court of the Brazilian Supreme Court that analyses a settlement agreement between the parties, which has been approved by the reporting Justice and received favorable votes by the majority of the Justices.

The State of Paraná is a party to a longstanding litigation where a Brazilian financial institution sought to foreclose our shares owned by the State of Paraná. On April 10, 2023, the financial institution and the State of Paraná entered into an agreement to settle this dispute. This settlement agreement was ratified by the reporting Justice, who forwarded the process for approval to the full court of the Supreme Court. There is already a favorable vote of the majority of the Justices, If there is a change of understanding in the Supreme Court, capable of reversing the ratified agreement, with the approval of the majority of its Justices, the implementation of the proposed transaction to disperse our share capital may be impacted.

Risks Relating to the Brazilian Electricity Sector and Other Sectors that We Operate

We are uncertain as to the renewal of certain of our generation and transmission concessions.

Under Federal Law No. 12,783/2013, or the “2013 Concession Renewal Law,” we may only renew our concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional 30-year period (or an additional 20-year period in the case of thermal plants), if we agree to amend the terms of the concession contract to reflect certain new terms and conditions imposed by the 2013 Concession Renewal Law, which vary depending on whether the concession is for generation, transmission or distribution. If we do not agree to amend the concession contract to reflect these new conditions, the concession contract cannot be renewed and will be subject to a competitive bidding process upon its expiration, which we might not win. If we do not renew our generation and transmission concessions or if they are renewed under less favorable conditions, our financial condition and results of operations could be materially adversely affected. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions.”

Under the Decree No. 9,271 of January 25, 2018, as amended, generation concessions may be renewed for an additional 30-year period, upon authorization by the granting authority and payment of an award bonus, if the state-controlled concessionaire is privatized. So, if we cease to be a state-controlled company, we will be permitted to renew our concessions for certain hydroelectric power plants, particularly for HPPs Foz do Areia, Segredo, and Salto Caxias, which are expected to expire in 2024, 2032 and 2033, respectively. In this context, we are currently evaluating capital raising alternatives aiming for payment of this award bonus, including a primary offering of our equity securities. However, we cannot guarantee that the proposed dispersion of our share ownership will be successful or that we will be able to obtain funds for renewing these concessions, which may have a material and adverse impact in our business.

Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 53.9% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.

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

Regarding our energy trading business, the effect of volatility in hydrological conditions is the increase of the variation of energy price, which in turn increases the Spot Market volatility, thus affecting our operating results. Spot price (PLD) is determined by the results of optimization models of operation of the interconnected systems used by the ONS and by CCEE. The energy average prices in the short term (“spot”) are calculated by CCEE every hour and are set for each region.

When there is great availability of hydrological resources, the spot price tends to remain at lower levels, which may not be enough to (i) cover the generation costs of this very same energy (when related to our generation business) and (ii) cover the cost of the power purchase and sale agreement in our energy trading business. In this scenario, long-term energy prices may also be impacted and remain at lower levels, which may reduce our margins or not be enough to cover the generation costs of this very same energy. Conversely, if hydrological availability is affected, spot prices tend to increase significantly, in addition to occasionally impacting the Generation Scaling Factor (“GSF”), which may adversely impact our costs of energy purchases, as the price set forth in power purchase and sale agreements may not be sufficient.

ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, the imposition of potentially substantial fines and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if they determine that terminating our concessions would be in the public interest, through a forfeiture or expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the Brazilian government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions.”

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

In addition, ANEEL has issued regulations related to micro and mini distributed generation, which facilitates the purchase or lease of power generation equipment by customers, especially solar photovoltaic modules, to produce energy for their own consumption. Such regulation was revised following the adoption of a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022). The legislation was recently regulated by ANEEL' s Normative Resolution No. 1059/2023.

If the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2022, we had 1,491 Free Customers, representing approximately 10.4% of our consolidated operating revenues and approximately 16.7% of the total volume of electricity sold by us. As of December 31, 2022, our energy trading company had 1,490 Free Customers, representing approximately 10.4% of our consolidated operating revenues and approximately 16.7% of the total volume of electricity we sold in 2022. Copel GeT had 1 Free Costumer on December 31, 2022. The volume of electricity sold to Free Costumers in 2022 was not significant to the consolidated operating revenues of Copel GeT. Such Free Customers may seek other energy suppliers upon the expiration of their contracts with us. Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

We may be forced to purchase or sell energy in the Spot Market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our Final Customers in a timely manner, or at all.

Under the New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas. The auctions in which the distributors are allowed to purchase energy are held up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to lack of energy supply in the market, or if a generation company fails to deliver energy that was previously contracted, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the Spot Market where we may pay significantly more for energy without being able to pass on these increased costs to our Final Customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the CCEE. Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or due to reduced economic activity, we may not be able to pass on to our Final Customers the cost of the excess energy that we acquire.

We are subject to a counterparty’s credit risk in agreements entered into with Copel Comercialização (Copel Mercado Livre) and in case of default, we may have to sell or purchase energy at a different base price.

Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties to power purchase agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where we purchase energy, whether from energy generation projects, in operation or under construction, or even from energy trading, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. Our credit analyses and the guarantees or collateral provided by our counterparties in connection with the power purchase and sale agreements may not be sufficient to cover losses we suffer if our counterparties fail to comply with their payment obligation or with their obligation to deliver energy, which may adversely affect our results.

We are subject to the risk of exchange rate variation in connection with energy and import and sale of natural gas.

 Our subsidiary Copel Comercialização (Copel Mercado Livre) has obtained authorization from the Ministry of Mines and Energy (“MME”) to import energy from Argentina and Uruguay. In addition, Copel Comercialização has authorizations granted by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) for the activities of (i) loading of natural gas; (ii) commercialization of natural gas; (iii) foreign trade agent. In this sense, we will be exposed to exchange rate fluctuation in connection with any such energy import, as well as risk of exchange rate variation for the natural gas market, considering that part of these transactions may be carried out in foreign currencies.

We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices.

Our subsidiary Copel Comercialização (Copel Mercado Livre) negotiates energy purchase and sale transactions, and part of these trades are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may expose our results to the fluctuations of future energy prices.

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

We control Compagas, a company that operates a gas distribution business, and we are consequently exposed to risks inherent to this sector.

We control a business in the gas distribution sector, which is operated by Companhia Paranaense de Gás – “Compagas.” This company is entitled to exclusive rights to distribute piped gas in the State of Paraná. The users are Thermoelectric Plants, cogeneration plants, gas stations, among other companies and residential consumers (captive consumers).

Businesses in the gas distribution sector are subject to a broad set of risks inherent to its operation, including among the main ones:

•	Regulatory instability,
•	Shortage of natural gas,
•	Depending on a single supplier in Brazil,
•	Operational failures and accidents in distribution,
•	Performance of outsourced service providers,
•	Changes in federal and state legislation, in particular due the opening of the gas market and consequent increase in competition, and
•	Alternative energy sources.

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

We are the controlling shareholder of a thermoelectric power plant in the process of divestment

We own 81.2% of UEG Araucária S.A. (UEGA), an entity that operates the Araucária Thermoelectric Plant (UTE Araucária - 484 MW), which is available to the National Electric System (SIN) to operate in the “merchant mode,” a request for dispatch from the National System Operator (ONS). A plant operating in the merchant mode has no long-term contract and depends on ONS’ decision to operate, which, in turn, considers technical, mainly hydrological, and price aspects to decide for the dispatch of the Araucária TPP. Thus, the plant’s operation is highly dependent on the conditions of the Brazilian energy market, especially hydrological conditions. In 2021 the plant sold 2,196 GWh of energy, while in 2022 the plant sold 238 GWh of energy. There is no assurance that the plant will operate in this or the next years, which may adversely affect UEGA’s results.

In November 2022, our board of directors requested studies for a potential disinvestment of our ownership interest in UEGA, and the potential disinvestment is inserted in the process of decarbonization of our generation matrix, according to our Strategic Planning - Vision 2030. We hold a direct and indirect interest of 81.2% in the total and voting capital stock of the company and have announced the intention to sell our participation jointly with our partner, Petróleos Brasileiros S.A. (Petrobras), which holds the remaining 18.8% of the shares. In February 2023, we entered the non-binding proposal phase relating to the sale of all shares in UEGA. We cannot assure you that we will be able to divest from UEGA. The failure to divest from UEGA or the terms of the divestment may diversely impact our financial results and our ability to implement the decarbonization of our generation matrix.

We cannot guarantee that the decarbonization process of our generation matrix will be implemented according to our Strategic Planning - Vision 2030

We cannot guarantee that the process of decarbonization of our generation portfolio involving the divestment of: (i) UEGA; (ii) the concession of UTE Figueira, which has already gone through a modernization process to improve its energy efficiency and the reduction of atmospheric emissions of pollutants; and (iii) Compagas, which operates a gas distribution business will be successfully implemented, and that we will be able to meet the goals in our Strategic Planning – Vision 2030, which could impact our business and financial results.

Risks Relating to Brazil

The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our operation.

Historically, the country’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the public, which resulted in economic deceleration, the downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies.

Additionally, the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and often changes monetary, fiscal, credit, exchange and other policies to influence Brazil’s economy. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	exchange rate movements and volatility;
•	inflation and changes in interest rates;
•	exchange control policies;
•	fiscal policy and changes in tax laws;
•	other political, diplomatic, social and economic developments that may affect Brazil or the international markets;
•	controls on capital flows; and/or
•	limitation on foreign trade.

In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP grew by 2.9% in 2022, grew by 5.0% in 2021 and decreased by 4.1% in 2020. Unemployment rate was 9.3% in 2022, 11.1% in 2021 and 13.5% in 2020. Inflation, as reported by the consumer price index (IPCA), was 5.79% in 2022, 10.06% in 2021 and 4.52% in 2020. The Brazilian Central Bank’s base interest rate (SELIC) was 13.75% on December 31, 2022, 9.25% on December 31, 2021 and 2.0% on December 31, 2020. Considering the accumulated amount for the first three months of 2023, the SELIC rate was 3.21%. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

Changes in, or uncertainties regarding the implementation of, the policies above, might generate or contribute to uncertainties in the Brazilian economy. This would increase the volatility of the domestic capital market and the value of Brazilian securities traded abroad, and adversely affect our business, results of operations and financial condition.

Moreover, taking into account the Brazilian presidential system of government, and the considerable influence of the executive power, it is not possible to predict whether the present government have an adverse effect on the Brazilian economy, and consequently on our business.

Political, economic and social events, as well as the perception of risk in Brazil, may affect the market prices of securities in Brazil, including our equity securities.

The Brazilian securities market is influenced by political economic and market conditions in Brazil.

Following the results of the presidential elections held in Brazil in October 2022, there were public demonstrations and protests. On January 8, 2023, protesters stormed government buildings in Brasilia, the country’s capital, including the Congress, the Brazilian Supreme Court (Supremo Tribunal Federal, or “STF”) and the Presidential Palace, which prompted the STF to order participants and certain politicians to be imprisoned and resulted in new investigations. Such events raised concerns in the market about the social and political risks in Brazil. Concurrently, there were vandalism acts affecting transmission towers operated by other Brazilian companies. In March 2023, there were vandalism acts against public and private buldings, public transport and public vehicles in the State of Rio Grande do Norte. We were not directly affected by such acts and demonstrations but similar events could adversely affect our business and operations.

Recent events in 2023 in the Brazilian capital market related to the accounting records identified in the financial statements of the retail sector led investors and lenders to be more cautious and selective in granting credit, widened banking spreads, and reduced investors’ confidence in Brazilian companies. Such events may adversely affect the price of Brazilian companies’ securities and the restrict the availability of credit in the Brazilian market, which may adversely affect us and our counterparties, suppliers, service providers and business partners.

The Brazilian Senate is considering Bill 2,896/2022, approved in the House of Representatives in December 2022, whose proposal amends the State Companies Law (Law no. 13,306/2016) and reduces, from three years to one month, the quarantine for appointment to the Board of Directors and the Executive Board of state-owned and mixed economy companies, applied to a participant in the decision-making structure of a political party or in work linked to organizing, structuring and carrying out an electoral campaign. If approved, this and other changes in the referred law could affect the rules for appointing officers and board members.

Inflation and governmental measures to curb inflation, particularly increases in interest rates, may contribute to economic uncertainty in Brazil, and could reduce our margins, results and the market price of the ADSs.

Brazil has in the past experienced extremely high rates of inflation. Brazil’s annual inflation rate, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 5.03% in the year 2022, 17.7% in the year 2021 and 23.1% in the year 2020. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the ADSs may fall. As a significant part of our debt is subject to the CDI rate or to inflation adjustment based on the IPCA index, any increase in inflation or interest rates results in an increase in our financial expenses. Higher interest rates also adversely impact the terms of our new financings. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Negative developments in other countries, especially those in the United States and in developing countries, may negatively impact foreign investment in Brazil and the country’s economic growth.

The perception of risk in other countries, including the United States, China, the European Union and emerging countries such as Russia may also adversely impact the price of our equity securities. Investors’ reaction to events in other countries may have a material adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, China, the European Union or emerging countries may reduce investor interest in Brazilian companies, including us. The crises involving regional banks in the Unites States in early March 2023 contributed to lowering the expectation for growth in the economic activity in the United States, with potential effects over other economies, including the Brazilian economy. For example, the prices of stocks listed on the B3 have historically been affected by fluctuations in U.S. interest rates, as well as by variations in the main U.S. stock indexes. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that they may in the future hinder or prevent access to capital markets and financing of investments on acceptable terms.

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

Geopolitical risks external to the market in which we operate and military hostilities, including the ongoing conflict between Russia and Ukraine, as well as economic sanctions imposed as a result of such conflicts, may adversely impact our business.

We are subject to external risks related to our operations and to our supply chain. Global markets are experiencing volatility following the escalation of geopolitical tensions, in particular in connection with the military conflict between Russia and Ukraine. Economic sanctions imposed by the United States, the European Union, the United Kingdom and other countries as a direct consequence of this conflict may impact supply chains, lead to market disruptions, including significant volatility in commodity prices and in the global financial system, including through credit and capital markets instability. These factors could adversely impact our business and increase our costs and expenses and consequently impact our financial condition or results of operations.

The escalation of the Russia-Ukraine conflict may increase geopolitical tensions around the world and cause further disruption to international trade, industrial supply chains and transport, increase market price volatility, with particular impact on the energy sector, as well as raise regulatory and contractual uncertainty, which may adversely affect our business.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes impacting Brazilian biodiversity, society and economy.

Since the outbreak of COVID-19, we have taken steps and implemented health and safety policies and protocols with the goal to mitigate the effects and protect our employees, businesses and communities around our operations from the threats posed by the pandemic.

The outbreak of new epidemics, natural disasters and other catastrophes, such as the outbreak of COVID-19, on a regional or global scale, may result, at different levels, result in drop in consumption in the commercial and industrial segments, as well as sporadic volatility in the international and/or Brazilian markets, the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the total or partial closure of private establishments and public offices, interruptions to the supply chain, and increased intervention in economies.

These events may have a negative and significant effect on the world economy and on Brazil’s economy, and include or may include reduction in the level of economic activity; currency devaluation and volatility; increase in the fiscal deficit and public investment constraints; delays in judicial, arbitral and/or administrative proceedings; imposition, even if only temporarily, of a more onerous tax treatment of our business activities; decrease in the liquidity available in the international and/or Brazilian market; and volatility in the price of raw materials and other inputs, among other effects.

The occurrence of any of these events and their duration may impact the liquidity and market value of our shares and Units and generate negative impacts on the business. We cannot guarantee that regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business, operations and financial results.

Fluctuations in currency exchange rates and the devaluation of the real may adversely affect our net income and cash flow.

The Brazilian currency has been devalued periodically in the past in relation to the U.S. dollar and other foreign currencies. As of December 31, 2021, the Real vs. U.S. dollar exchange rate was R$5.58 to US$1.00, depreciating 7.51% against the U.S. Dollar, compared to December 31, 2020. As of December 31, 2022, the Real vs. U.S. dollar exchange rate was R$5.22 to US$1.00, depreciating 6.45% against the U.S. Dollar, compared to December 31, 2021. As of April 03, 2023, the Real vs. U.S. dollar exchange rate was R$5.06 to US$1.00, which represents a 3.07% decrease as compared to the selling rate of R$5.22 to US$1.00 on December 31, 2022. Depreciation of the Real increases the cost of purchasing electricity from the Itaipu – a hydroelectric facility, one of our major suppliers, which adjusts its electricity prices based in part on its U.S. dollar costs. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our ADSs.

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

The Brazilian Government is discussing potential proposals of tax reform aiming at: (a) imposing dividends taxation; and (b) altering indirect taxation, especially regarding the creation of Value Added Tax centralizing and replacing certain taxes on consumption (e.g., PIS and COFINS contributions, IPI, ICMS and ISS). We formalized a work group to assess the impacts and risks that this change may have on our financial results. The group concluded that the impacts for us will likely be low, considering that the market in which we operate has regulated tariffs and bilateral contracts, which are expected to rebalance prices in the event of new taxes. However, we estimate CBS could lead to a tariff increase for the Final Customers of our distribution concession, due to the increase in the tax rate. Our shareholders could also be affected, in case of higher taxation of dividends.

In February 2023, the STF issued a decision recognizing the possibility of reverting final and unappealable decisions issued by Brazilian courts on tax matters, in case the STF subsequently changes its interpretation with respect to such matters. Although the impact of such decision is not material to our business, the issuance of similar court rulings with immediate effects on tax matters decided in final and unappealable decisions may impact our business in the future. This may expose us to immediate obligations to pay taxes in case the STF changes its positions on tax matters involving our business.

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

•	Although ADS holders are permitted to vote at shareholders’ meetings, there are procedural steps involved in the process that create practical limitations on the ability of ADS holders to vote. In the case of adoption of multiple voting for election of members of the Board of Directors, holders of ADSs may not have the same rights and may not be subject to the same rules as holders of common shares or units in the Brazilian securities market In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the Depositary how to vote their shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares or Common Shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted.
•	The holders of the Common Shares, Class B Shares or Units may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors or the controlling shareholder than under the laws of the United States and certain other jurisdictions outside Brazil. Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil.
•	The ability of ADS holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADSs, to file a registration statement in the United States, and we cannot assure that we will file any such registration statement. Accordingly, ADS holders may receive only the net proceeds from the sale of their preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If they are unable to participate in rights offerings, their holdings may also be diluted.
•	ADS holders may not receive dividend payments if we incur net losses or our net profit does not reach certain levels. Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and Class B Shares have a dividend priority over the Common Shares. Units are entitled to dividends equal to their underlying shares. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

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

Brazilian law requires that parties obtain a registration before the Brazilian Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. For the ADSs, the Brazilian custodian for the Units has obtained the necessary certificate from the Brazilian Central Bank for the payment of dividends or other cash distributions relating to the preferred shares and Units or upon the disposition of the preferred shares or Units. If you exchange your ADSs for the underlying Units, however, you must obtain your own certificate of registration or register in accordance with Brazilian Central Bank and CVM rules in order to obtain and remit U.S. dollars abroad upon the disposition of the Units or distributions relating to their underlying shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the Units. Pursuant to Brazilian Central Bank rules, obtaining this registration requires exchange transactions, which are subject to taxes in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.” If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the shares underlying the Units or the return of your capital in a timely manner. The custodian’s registration before the Brazilian Central Bank and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions may be imposed in the future on the disposition of the underlying Units or the repatriation of the proceeds from disposition.

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

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and certain other jurisdictions outside Brazil, and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs, Units, Common Shares and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the Units underlying your ADSs at a price and time at which you wish to do so. Our capital stock is currently composed of different types of equity securities (Common Shares, Class A Shares, Class B Shares, Units and ADSs), which further contributes to a reduced liquidity.

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

Item 4. Information on the Company

The Company

We engage in the generation, transmission, distribution and sale of electricity mainly in the Brazilian State of Paraná, pursuant to concessions granted by ANEEL, the Brazilian regulatory agency for the electricity sector. While our activities are more concentrated in the Brazilian State of Paraná, we also operate in ten different Brazilian states through our generation and transmission businesses.

As of December 31, 2022, we generated electricity from 18 hydroelectric plants, 34 wind plants and one Thermoelectric Plant, for a total installed capacity of 5,758 MW, of which approximately 99.7% was derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity was 6,705 MW. On January 30, 2023, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, which increased our total installed capacity to 6,966 MW. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2022, we owned and operated 3,705 km of transmission lines and 208,133 km of distribution lines, constituting one of the largest distribution grids in Brazil. Below is the distribution of electricity supply in 2022 by consumption class, including free customers:

•	38.7% was to industrial customers;
•	26.0% was to residential customers;
•	19.8% was to commercial customers; and
•	15.5% was to rural and other customers.

Key elements of our business strategy are:

•	Maximize our value through sustainable growth, profitability, adequate indebtedness levels and shareholder remuneration.
•	Seek to be a reference in customer satisfaction.
•	Seek profitable opportunities related to new businesses and services in the energy sector.
•	Promote and ensure adherence to best ESG, risk management and compliance practices.
•	Manage an integrated and strategic energy portfolio, including strategic partnerships and maximizing synergies and profitability.
•	Divest from non-strategic assets.
•	Pursue excellence in business processes.
•	Promote people-focused management, strengthening team engagement and reinforcing the culture of meritocracy.
•	Seek greater protagonism in our interaction with regulators and institutions.
•	Consolidate a culture focused on safety, health and quality of life.
•	Adopt new technologies to optimize our business and continually raise cybersecurity levels.

•	Encourage innovation as a lever for growth, increased customer satisfaction and loyalty, and process improvement.

Our revenues for each of the last three fiscal years by activity are described in “Item 5. Operating and Financial Review and Prospects — Results of operations for the years ended December 31, 2022, 2021 and 2020.”

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua José Izidoro Biazetto, 158 – Bloco A - CEP 81200-240, Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3331-4011. Our website is www.copel.com and any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website. The commercial name of each of our businesses is provided as follows.

Relationship with the State of Paraná

As of December 31, 2022, the State of Paraná owned 69.7% of our Common Shares and, consequently, has the ability to control the election of the majority of the members of our Board of Directors, members of our Supervisory Board, the appointment of senior management and our direction, future operations and business strategy.

Corporate Structure

Prior to 2001, we operated as a single corporation engaged in the generation, transmission and distribution of electricity and in certain related activities. In compliance with the new regulatory regime, we transferred our operations to four wholly owned subsidiaries (one each for generation, transmission, distribution and telecommunications) and our investments in other companies to a fifth wholly owned subsidiary. This corporate restructuring was completed in July 2001.

•	In 2007, we divided the assets of our transmission business (“Copel Transmissão S.A.”) between our distribution business (“Copel Distribuição S.A.”) and our generation business (“Copel Geração S.A.,” renamed to “Copel Geração e Transmissão S.A.” or “Copel GeT”).
•	In 2016, we changed the corporate name of Copel Participações S.A. to Copel Comercialização S.A. and its corporate purpose to the sale of energy and rendering of related services in order to strength our positioning in the energy trading market and to allow greater efficiency in the sale of energy.
•	In 2017, to optimize the management of operating activities, we carried out an organizational restructuring of our wholly owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel GeT.
•	In 2018, Copel GeT entered into a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). As a result, Copel GeT acquired 100% in the joint ventures Costa Oeste and Marumbi, and Eletrosul acquired 100% in Transmissora Sul Brasileira.
•	In 2019, Copel GeT acquired 100% of SPE Uirapuru Transmissora de Energia S.A. from Centrais Elétricas Brasileiras S.A. and Fundação Eletrosul de Previdência e Assistencial Social - Elos.

•	In 2019, Copel GeT, through a consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction and sold 14.4 average MW of the Jandaíra Wind Complex. The Jandaíra Wind Complex, with 90.1 MW of installed capacity and 46.9 average MW of Assured Energy, was built in the Northeastern state of Rio Grande do Norte, a region where we have other wind generation assets. The project came into operation, in a staggered manner, in 2022, with entry into commercial operation anticipated by more than two years.
•	In March 2020, Copel GeT, with the objective of renewing for 30 years the concession of HPP Foz do Areia, whose term, considering the GSF renegotiation, expires on December 21, 2024, filed with the Ministry of Mines and Energy its request for the classification of its special purpose company SPC FDA Geração de Energia Elétrica SA, holder of the concession, under the terms of Federal Decree no. 9,271/2018, amended by Federal Decree No. 10,135/2019 and No. 10,893/2021, which allows this renewal associated with the privatization of the concession holder, within 12 months of the end of the term. On December 23, 2022, Decree No. 9,271 was further amended by Decree No. 11,307, to also enable the renewal of grants by privatizing a holder through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder, informed in our Material Fact 06/2022, and with the full renewal of the concession of our plants (HPP Foz do Areia, HPP Segredo and HPP Caxias), with the maintenance of 100% of participation, including eventual public offer of primary distribution of our shares and/or Units aiming at the payment of the grant bonus, informed in our Material Fact 07/2022.
•	On August 3, 2021, we conclude the sale of our entire equity interest in Copel Telecomunicações S.A. (Copel Telecom), responsible for our telecommunication activities, to Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, for a purchase price of R$2.5 billion. The sale was made following an auction we conducted at B3 in November 2020.
•	On November 30, 2021, we completed the acquisition of the Vilas Wind Power Complex (or “Vilas Complex”) with an enterprise value of R$1.1 billion. As the project is partially financed by Banco do Nordeste (“BNB”), under a long-term loan agreement with final maturity in 2040, the total amount paid by us in the acquisition was R$ 597.7 million.
•	We currently have four wholly-owned subsidiaries: Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. (Copel Mercado Livre) and Copel Serviços S.A. We currently hold 100% shareholding stake in several Special Purpose Companies (SPC). The current organization of the group is as described as follows. All of our subsidiaries are incorporated in the Federative Republic of Brazil and subject to the Brazilian law.

## ORGANIZATION CHART - EQUITY OWNERSHIP

## AS OF MARCH 31, 2023

ESTADO DO PARANÁ
69.66% Votante
31.07% Total
BNDESPAR
12.44% Votante
23.96% Total
Stock Exchange Custody (Free Float)
16.13% Votante
44.16% Total
B3
13.11% Votante
38.31% Total
NYSE
3.00% Votante
5.77% Total
LATIBEX
0.02% Votante
0.08% Total
ELETROBRAS
1.45% Votante
0.56% Total
Others Shareholders
0.31% Votante
0.25% Total
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
(1) BROWNFIELD INVESTMENT HOLDING S.A. 100.0%
VENTOS DE SERRA DO MEL B S.A. 68.84% Copel GeT 31.16% Brownfield
EOL POTIGUAR B141 SPE S.A. 100.0%
EOL POTIGUAR B142 SPE S.A. 100.0%
EOL POTIGUAR B143 SPE S.A. 100.0%
VILA PARAÍBA IV SPE S.A. 100.0%
EOL POTIGUAR B 61 SPE S.A. 99.99992% Copel GeT 0.00008% Brownfield
(1) AVENTURA HOLDING S.A 100.0%
CENTRAL EÓLICA AVENTURA II S.A 100.0%
CENTRAL EÓLICA AVENTURA III S.A 100.0%
CENTRAL EÓLICA AVENTURA IV S.A 100.0%
CENTRAL EÓLICA AVENTURA V S.A 100.0%
(1) SRMN HOLDING S.A 100.0%
CENTRAL EÓLICA SRMN I S.A. 100.0%
CENTRAL EÓLICA SRMN II S.A. 100.0%
CENTRAL EÓLICA SRMN III S.A. 100.0%
CENTRAL EÓLICA SRMN IV S.A. 100.0%
CENTRAL EÓLICA SRMN V S.A. 100.0%
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
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLARIII GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
(1) Wholly Owned Subsidiary
(2) Controlled
(3) Associates
(4) Joint Ventures
(5) Join Operation

SIGNIFICANT CHANGES IN OUR BUSINESS

Proposed Dispersion our Share Ownership

In November 2022, a new state legislation approved by the State Congress of the State of Paraná (State Law No. 21,272 of November 24, 2022, or “Copel Disperse Ownership Law”) authorized the State of Paraná to sell part of its equity interests in our share capital by means of public offering of our common shares or units. The State of Paraná has announced its plan to carry out a secondary public offering, aiming to reduce its equity interests in us maintaining at least 15% of our total capital stock and 10% our voting capital and to transform us into a corporation with disperse share ownership, subject to certain conditions.

If the proposed transaction is successful and we cease to be a state-controlled company, we will be permitted to renew our concessions for certain hydroelectric power plants, particularly for HPPs Foz do Areia, Segredo and Salto Caxias, which are expected to expire in 2024, 2032 and 2033, respectively. In this context, we are currently evaluating capital raising alternatives aiming for payment of this award bonus, including a primary offering of our equity securities. However, we cannot guarantee that this proposed transaction will be successful or that we will be able to obtain funds for renewing these concessions, which may have a material and adverse impact in our business.

The Copel Disperse Ownership law conditions the proposed transaction to the approval by our shareholders of certain amendments to our bylaws, to:

•	Prevent (a) that a shareholder or group of shareholders own more than 10% of our common voting shares, and (b) any shareholders’ agreements or similar arrangements for the joint exercise of voting rights, except if representing less than 10% of our voting capital in aggregate.
•	Require that (a) our headquarters continue to be located in the State of Paraná and (b) our corporate name remains the same.
•	Create a new class of preferred shares to be exclusively owned by the State of Paraná, which will give the State of Paraná powers to (a) as long as the State owns at least 10% of our corporate capital, veto any proposals of shareholder resolutions to change the restrictions described above, and (b) authorize our directors to approve and implement the annual investment plan for Copel Distribuição, under certain conditions.

The proposed transaction is expected to be implemented as a primary and secondary offering of our common shares and ADRs, subject to market conditions, and is subject to governmental approvals at the state and federal levels.

On January 31, 2023, our Board of Directors approved the engagement of external advisors to structure the potential public offering of shares and/or ADRs (pursuant to Notice to Market 01/23).

We cannot guarantee that the proposed transaction will be successful or that we will cease to be a state-controlled company. The implementation of the proposed transaction is also subject to several risks and uncertainties, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information―Risk Factors.”

Acquisition of the Wind Complex Aventura and Santa Rosa & Mundo Novo

On January 30, 2023, our wholly owned subsidiary Copel GeT concluded the acquisition of 100% of the Santa Rosa & Mundo Novo (SRMN) and Aventura Wind Power Complexes (“Wind Power Complexes”) from EDP Renováveis Brasil S/A., totaling 260.4 MW of installed capacity. The acquisition is part of our strategy of growth in renewable energy, expands the diversification of the generation matrix and is fully adherent to its Investment Policy. The enterprise value of the Wind Power Complexes was R$ 1,760.6 million. For more information, see explanatory note 40.1 to our financial statements.

Renewal of Compagas’ concession contract

On December 27, 2022, Compagas entered into an amendment of its concession agreement for public services of canalized gas supply, with distribution exclusivity, in the State of Paraná and other related activities. The renewal of the concession occurred upon payment of an award bonus, in favor of the State of Paraná, in the amount of R$ 508 million, through offsetting of concessionaire credits referring to the previous service concession arrangement in the amount of R$98,000 and financial disbursement of R$410,000, and reflects the following terms:

•	The term of the concession was extended for an additional 30-year period.
•	Adopt a the price-cap regulatory model (cap tariff), replacing the current cost plus model; Remuneration based on the weighted average cost of capital (WACC), initially 9.125% p.a..
•	Initial Net Regulatory Remuneration Base (BRRL) of R$ 647.8 million (includes assets not amortized in the current concession on the base date of December 31, 2021 and the grantor bonus, compensated with regulatory liabilities).
•	Grantor Bonus of R$ 508.0 million in favor of the State of Paraná.
•	Total estimated capex of R$ 2.5 billion to be realized over 30 (thirty) years.
•	Tariff adjustment based on variations of the Broad National Consumer Price Index (IPCA).
•	Indicative plan includes the internalization in the 10 mesoregions of the State of Paraná; Concession expires on July 6, 2054.

Disinvestment in UEGA

Our board of directors, in a meeting held on November 4, 2022, approved the deepening of studies for a potential divestment of Copel Group’s ownership interest in UEG Araucária S.A. (UEGA). These studies for potential divestment are part of the process of decarbonization of the Copel Group’s generation portfolio and are in line with our Corporate Strategic Planning - Vision 2030, strengthening the pillars for the perpetuity and sustainable growth of the business.

We hold a direct and indirect interest of 81.2% in the total and voting capital stock of the company and have announced the intention to sell our participation jointly with our partner, Petrobras, which holds the remaining 18.8% of the shares. In February 2023, we entered the non-binding proposal phase relating to the sale of all shares in UEGA.

Commercial operation of the Jandaíra Wind Complex

In October 2022, we achieved commercial operation of the first wind turbines of the Jandaíra Wind Complex, located in the municipality of Jandaíra, in the state of Rio Grande do Norte. The complex is composed of four wind farms, totaling 90.1 MW of installed capacity, and was fully operational by the end of 2022. The entry into operation of the complex occurred more than two years before the beginning of the deadline for delivery of the contracted supply.

Definition of the Concession Granting Bonus for HPP Foz do Areia, HPP Segredo and HPP Salto Caxias

In view of the proposed transaction for dispersion of our corporate capital in the second half of 2023, we requested to the MME the full renewal of our concessions of HPP Foz do Areia, HPP Segredo and HPP Caxias for 30 years, considering a possible public offering of primary distribution of shares and/or Units issued by us. The granting authority, through Interministerial Ordinance MME/MF No. 01, of March 30, 2023, established the concession granting bonus for the set of plants in the amount of R$ 3,719 million, to be paid within 20 days of the signing of the new contract. The granting bonus is still subject to the approval of the Federal Court of Audits (“TCU”).

Impacts of the Enactment of Federal Law 14,385/2022 on 2022 Results

Our subsidiary Copel Distribuição S.A. (“Copel DIS”), with the support of its legal advisors, recognized a “Provision for the Allocation of PIS and COFINS credits” account to record the impacts of Federal Law 14,385/2022, which negatively affected our net income in 2022, in the amount of R$1,202.5 million, with no immediate cash effect. This law, despite the lack of regulation, defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the judiciary as undue. Based on a final and unappealable decision in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. Since then, Copel DIS has already passed on to consumers, through reductions in tariff adjustments approved by ANEEL, in the amount of R$2,295.1 million. This provision, based on the risk assessment carried out by our management and supported by the opinions of legal advisors, refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, exacerbating the prescription and decay period. For more information, see note 12.2.1 to our audited consolidated financial statements.

BUSINESS

In the past, our generation and distribution businesses were integrated, and we sold most of the electricity we generated to the customers of our distribution business. This changed as a result of the implementation of the New Industry Model Law, enacted in 2004. Today, open auctions on the regulated market are one of the primary channels by which our distribution business purchases energy to resell to Captive Customers and one of the channels by which our generation business generates revenues. Our generation business sells energy to our distribution business only through auctions in the regulated market. Moreover, our distribution business, like other certain Brazilian distribution companies, is also required to purchase energy from the hydroelectric facility of Itaipu, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.”

The following table shows, for the last three years, the total electricity (i) we generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30.0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets), (ii) we purchased, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and (iii) the total amount of electricity purchased by Copel Distribuição and Copel Comercialização (Copel Mercado Livre).

	Year ended December 31,
	2022	2021	2020
(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	21,999	14,587	10,115
Electricity purchased from Copel Comercialização	1,208	3,423	487
Electricity purchased from others	134	183	147
Electricity purchased from Spot Market – CCEE	-	240	-
Electricity received from the Interconnected System	1,721	1,198	5,878
Total electricity generated and purchased by Copel Geração e Transmissão	25,062	19,633	16,627
Wind Farms(1) (3)
Electricity generated(2)	2,724	2,466	2,116
Electricity purchased from others	114	104	29
Total electricity generated and purchased by Wind Farms	2,838	2,570	2,145
Copel Distribuição
Electricity purchased from Itaipu(4)	5,271	5,435	5,498
Electricity purchased from Auction – CCEAR – affiliates	155	154	154
Electricity purchased from Auction – CCEAR – other	12,354	12,215	11,579
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	392	178	785
Electricity purchased from Spot Market – CCEE	-	-	536
Electricity purchased from others	7,270	7,356	7,571
Total electricity purchased by Copel Distribuição	25,442	25,338	26,123
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	14,328	13,033	7,247
Electricity purchased from others	10,447	10,147	5,105
Electricity purchased from Spot Market – CCEE	12	12	97
Total electricity purchased by Copel Comercialização	24,817	23,192	12,449
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização	62,468	54,019	49,399

(1)	We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2)	Includes the electrical losses of wiring and interconnecting station and technical losses by delivering energy to the Interconnected System.
(3)	Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.
(4)	Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last three years.

	Year ended December 31,
	2022	2021	2020
(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	0	1,298	3,369
Electricity delivered to Bilateral Agreements (Copel Comercialização)	13,955	12,979	7,238
Electricity delivered to Bilateral Agreements	259	717	2,946
Electricity delivered under auction – CCEAR affiliates(2)	123	122	123
Electricity delivered under auction – CCEAR – other(2)	2,215	2,215	2,221
Electricity delivered to Spot Market – CCEE(2)	852	(337)	-
Electricity delivered to the Interconnected System	7,658	2,639	-
Total electricity delivered by Copel Geração e Transmissão	25,062	19,633	15,897
Wind Farms(1)
Electricity delivered under auction – CCEAR – affiliates	32	32	31
Electricity delivered to Bilateral Agreements	856	82	37
Electricity delivered under auction – CCEAR – other	1,286	1,289	1,292
Electricity delivered under auction – CER – other	916	916	918
Electricity delivered to Spot Market – CCEE(2)	63	132	-
Total electricity delivered by Wind Farms	3,153	2,451	2,278
Copel Distribuição
Electricity delivered to Captive Customers	19,371	19,312	19,180
Electricity delivered to distributors in the State of Paraná	91	86	76
CCEE(3)	4,010	3,157	3,787
Total electricity delivered by Copel Distribuição	23,472	22,555	23,043
Copel Comercialização
Electricity delivered to Free Customers	11,498	8,239	4,620
Electricity delivered to Bilateral Agreements (Copel GeT)	1,208	3,535	516
Electricity delivered to Bilateral Agreements	11,949	11,337	6,984
Electricity delivered to Spot Market – CCEE	162	81	330
Total electricity delivered by Copel Comercialização	24,817	23,192	12,449
Total(4)	76,504	68,098	53,668

(1)	We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2)	Amounts from the Spot Market indicated as less than zero (negative numbers) are not considered as electricity sold nor as electricity delivered in the MRE.
(3)	Includes the Spot Market, MCSD EN and MVE.
(4)	Considers transactions between group companies. Generation

As of December 31, 2022, the total installed capacity of all the generation assets in which we hold equity or the rights under concessions was 6,706 MW. On January 30, 2023, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, which increased our total installed capacity to 6,966 MW. Considering only the entities that we operate (solely or under consortium), including 100% of the energy produced by those in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through 20 hydroelectric plants, 34 wind plants and one Thermoelectric Plant, with a total installed capacity of 6,047 MW. Our Assured Energy totaled 2,726 average MW in 2022. Our generation varies yearly because of hydrological conditions and other factors. We generated 25,299 GWh in 2022, 17,606 GWh in 2021, 12,665 GWh in 2020, 19,812 GWh in 2019 and 19,935 GWh in 2018.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

In 2021 ANEEL granted us the extension of concession of the following power plants to compensate for the assumption of non-hydrological risks (provided in the Energy Reallocation Mechanism or MRE adopted by the government under Law nº 14,052/2020):

Power Plant	Concession extension (days)	Authorization
Apucaraninha	472	Resolution No. 12,255/2022
Capivari Cachoeira	2,555	Resolution No. 12,255/2022
Cavernoso	898	Resolution No. 11,345/2022
Cavernoso 2	1,742	Resolution No. 11,345/2022
Chamine	717	Resolution No. 11,345/2022
Colíder	13	Resolution No. 12,255/2022
Derivação Do Rio Jordão	949	Resolution No. 12,255/2022
Foz do Areia	461	Resolution No. 11,345/2022
Guaricana	705	Resolution No. 11,345/2022
Mauá	1,789	Resolution No. 11,345/2022
Salto Caxias	1.051	Resolution No. 11,345/2022
Sao Jorge	598	Resolution No. 12,255/2022
Segredo	1,045	Resolution No. 11,345/2022
Uhe Baixo Iguaçu	34	Resolution No. 11,345/2022
Fundão	1,110	Resolution No. 11,345/2022
Santa Clara	1,078	Resolution No. 11,345/2022
Dona Francisca*	1,485	Resolution No. 11,132/2022
Arturo Andreoli*	844	Not published
* Associates

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2022:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(Average MW)
Foz do Areia	1,676.0	604.3	1980	December, 2024
Segredo	1,260.0	578.5	1992	September, 2032
Salto Caxias	1,240.0	605.6	1999	March, 2033
Capivari Cachoeira	260.0	109.0	1972	January, 2053
Mauá	184.1(2)	100.8	2012	May, 2047
Baixo Iguaçu	105.1(3)	51.2	2019	December, 2049
Colíder	300.0	178.1	2019	January, 2046
Others	132.5	77.1	N/A	N/A

(1)	Values used to determine volumes committed for sale. Starting in 2023, the Assured Energy for the following plants will decrease pursuant to Directive PRT709/2022: Foz do Areia (575.3 avg MW), Segredo (558.3 avg MW), Capivari Cachoeira (103.6 avg MW), Mauá (96.14 avg MW).
(2)	Corresponds to 51.0% of the installed capacity of the plant (361.1 MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.
(3)	Corresponds to 30.0% of the installed capacity of the plant (350.2 MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.

Governador Bento Munhoz da Rocha Netto (HPP Foz do Areia). The HPP Foz do Areia is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. This plant is fully operational. However, on March 2023, during a scheduled inspection stoppage, an isolated malfunction was identified in the upper wear ring of the rotor of a turbine of unit 03 of the plant, causing operations to be fully suspended until the malfunction can be properly fixed. HPP Foz de Areia has a physical guarantee of approximately 144.8 average MW. Possible financial impacts related to suspension of operations and or any reduction in the plant's physical guarantee are still being estimated.

The concession of this plant, originally granted to Copel GeT under the terms of Concession Agreement No. 045/1999, is set to expire on December 21, 2024. After that, Copel Get could request the renewal of the concession for 30 years, either (i) through the amendment of certain concession terms and inclusion under the quota regime (Law No. 12,783/2013) or (ii) by means of the privatization of the concessionaire, through a bidding process for the sale of the concessionaire’s shareholding control, including by means of a public offering of shares, within 12 months from the end of the concession term (Federal Decree No. 9,271/2018, amended by Federal Decree No. 10,893/2021 and by Federal Decree No. 11,307/2022).

Based on our internal assessment, we concluded that the sale of the concessionaire’s shareholding control would be more advantageous to us than the renewal upon inclusion in the quota regime. It would also be more beneficial than the alternative of not expressing interest in the renewal at all, case in which the government would carry out a bidding process for a new concession and we would face the risk of loss of the concession at no additional consideration.

•	In 2020, Copel GeT transferred the concession and plant’s assets to a special purpose company, SPC F.D.A. Geração de Energia Elétrica S.A. (as approved by ANEEL Resolution No. 8,578/2020), and formally manifested the intention of selling the shares of SPC F.D.A. filed with the Ministry of Mines and Energy its manifestation of intention to obtain a new Concession grant, for 30 (thirty) years from its execution, associated with the sale of FDA control, pursuant to Decree No. 9,271/2018 (amended by Decree No. 10,893/2021 and by Decree No. 11,307/2022).
•	On February 4, 2021, the Ministry of Mines and Energy published Ordinance No. 516/2021, which establishes the Assured Energy of HPP Foz do Areia at 596.0 average MW to be in force for the new concession agreement to be granted. On March 8, 2022, the ANEEL approved the draft of the new concession agreement.
•	On August 12, 2022, the Ministry of Mines and Energy published Ordinance No. 1,544/2022, which changed the Assured Energy for HPP Foz do Areia to 571.7 average MW, from the date of the new concession agreement.
•	On October 19, 2022, the Ministry of Mines and Energy published Ordinance No 02/2022, which established the minimum award bonus for the HPP Foz do Areia in R$ 1,830.5 million.
•	On October 30, 2022, the Ministry of Mines and Energy published Ordinance No. 698/2022, establishing certain additional conditions for the renewal of the concession and requiring that SPC FDA prepare certain technical and economic feasibility studies to identify the optimum operation for HPP Foz do Areia, within 36 months from the date of the concession agreement, and to implement, if economically feasible, such optimum operation within 96 months from the date of the concession agreement.
•	On February 15, 2023, the TCU deliberated on the analysis of the technical, economic-financial and environmental feasibility studies for the privatization of the Governador Bento Munhoz da Rocha Netto power plant, and decided to inform the MME and ANEEL that there are no obstacles to the continuity of the bidding process.

•	On December 23, 2022, Decree No. 9,271 was amended by Decree No. 11,307, to also enable the renewal of the concession for 30 years by the sale of corporate control through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder (Material Fact 06/2022), and with the carrying out of studies for the full renewal of the concession of our plants, with the maintenance of 100% of participation, including eventual public offer of primary distribution of our shares and/or ADRs aiming at the payment of the grant bonus (Material Fact 07/2022). If the dispersion of our corporate capital is not implemented, the alternative of alienating FDA control will be once again considered.

Governador Ney Aminthas de Barros Braga (HPP Segredo) and Governador José Richa (HPP Salto Caxias).

The HPP Segredo is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The HPP Salto Caxias is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba.

In view of the proposed transaction for dispersion of our corporate capital in the second half of 2023, we have requested to the MME the full renewal of our concessions of HPP Foz do Areia, HPP Segredo and HPP Caxias for 30 years, considering a possible public offering of primary distribution of shares and/or Units issued by us. The granting authority, through Interministerial Ordinance MME/MF No. 01, of March 30, 2023, established the granting value of the concession for the set of plants in the amount of R$ 3,719 million, to be paid within 20 days of the signing of the new contract. The granting value is still subject to the approval of the TCU.

Governador Pedro Viriato Parigot de Souza (HPP Capivari Cachoeira). The HPP Capivari Cachoeira is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

Our former concession agreement for the HPP Capivari Cachoeira expired on July 7, 2015. As a result of new auction in which we were the winning bidder, on January 5, 2016, Copel GeT executed a new concession agreement with ANEEL to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid R$574.8 million as signing bonus for this concession and we received an annual generation revenue (AGR) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019. In 2019 the AGR was adjusted to R$123.7 million for the period from July 2019 to June 2020. In 2020 the AGR was adjusted to R$127.9 million for the period from July 2020 to June 2021. In 2021, the AGR was adjusted to R$139.7 million for the period from July 2021 to July 2022 under the terms of ANEEL Resolution No. 2,902/2021. In 2022, the AGR was adjusted to R$155.9 million for the period from July 2022 to June 2023 under the terms of ANEEL Resolution No. 3,608/2022.

The HPP Capivari Cachoeira has 260.0MW of installed capacity and Assured Energy of 954.8 GWh/year. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the HPP Capivari Cachoeira until January 5th, 2046. From this date until January 3rd, 2053, the power plant will operate entirely in the Free Market.

Mauá. The Jayme Canet Júnior Hydroelectric Power Plant (HPP Mauá) is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and CGT Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

Colíder. HPP Colíder has an installed capacity of 300.0 MW and it is located on the Teles Pires River, in the State of Mato Grosso, between the municipalities of Nova Canaã do Norte and Itaúba, with the municipalities of Colíder and Cláudia are also affected by the reservoir. The construction of the plant began in 2011 and the work was totally concluded in 2019. The first Generating Unit entered commercial operation on March 9, 2019 and the last unit started operating on December 21, 2019.

Baixo Iguaçu. HPP Baixo Iguaçu has an installed capacity of 350.2 MW and is located on the Iguaçu River, in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu, State of Paraná. Baixo Iguaçu HPP is the last large energy project planned for the main Iguaçu and it is located around 30 km downstream from the HPP Salto Caxias. It was constructed by a consortium in which Copel GeT holds a 30% interest and Geração Céu Azul S.A. holds the remaining 70.0%. This power plant became fully operational on April 10, 2019. In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies as detailed below.

Bela Vista. The SHP Bela Vista has 29.8 MW of installed capacity and 18.6 average MW of Assured Energy and is under construction in the Chopim river, in the São João and Verê municipalities, located in the southwest of the State of Paraná. The energy sales agreement will be effective as of January 1, 2024, for a 30-year term and will be subject to an annual adjustment by the IPCA. The construction of this unit started in the first half of 2019 and the third power generation unit began operations on August 12, 2021, totaling 29.3 MW in commercial operation (corresponding to 98.3% of the plant’s total capacity). The remaining unit with complementary capacity of 0.5 MW is expected to be fully implemented in 2023. We were able to achieve the commercial operation of the project almost two and a half years earlier than contemplated under the contracted supply term, which will allow all the energy produced by SHP Bela Vista until December 2023 to be sold in the Free Market (“ACL”).

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2022:

Plant	Installed capacity	Assured energy (1)	Placed in service	Our ownership	Concession Expires
	(MW)	(Average MW)		(%)
Elejor Facility (Santa Clara, Santa Clara I, Fundão and Fundão I)	246.41	137.9	August, 2005 June, 2006	70.0	May and June 2040 December, 2032
Dona Francisca	125.0	75.9	February, 2001	23.0	September, 2037
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	October, 2001	35.8	August, 2032
UHE Baixo Iguaçu	350.2	172.4	April, 2019	30.0	November, 2049

(1)	Starting in 2023, the Assured Energy for the following plaints will be decreased pursuant to Directive PRT709/2022: Santa Clara e Fundão (133.0 avg MW) and Dona Francisca (72.5 avg MW).

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.41 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2022, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We had a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. This agreement was terminated, there was no renewal and Elejor is selling the energy in the Free Market. In 2022, Elejor’s net revenues and loss were R$194.1 million and R$0.7 million, respectively, while in 2021 its net revenues and losses were R$171.3 million and R$54.4 million, respectively.

Dona Francisca. We own 23.03 % of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Statkraft S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which we purchase 23.03% of DFESA’s Assured Energy (proportional to our stake).

In 2022, DFESA’s net revenues and net profits were R$ 66.2 million and R$ 24.5 million, respectively, while in 2021 its net revenues and net profits were R$66.8 million and R$37.2 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an Average Tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7,802/2019. In 2022, Foz do Chopim’s net revenues and net profits were R$ 77.8 million and R$ 56.9 million, respectively, while in 2021 its net revenues and net profits were R$60.9 million and R$46.4 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2022:

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	38.1
Boa Vista	14.0	5.2	February, 2015	April, 2046
Olho d’Água	30.0	12.8	February, 2015	June, 2046
São Bento do Norte	30.0	11.3	February, 2015	May, 2046
Farol	20.0	8.8	February, 2015	April, 2046
Palmas	2.5	0.4	November, 1999	September, 2029
Copel Brisa Potiguar Wind Complex(2)	183.6	89.4
Asa Branca I	27.0	12.1	August, 2015	April, 2046
Asa Branca II	27.0	11.9	September, 2015	May, 2046
Asa Branca III	27.0	12.3	September, 2015	May, 2046
Eurus IV	27.0	12.4	August, 2015	April, 2046
Santa Maria	29.7	15.7	April, 2015	May, 2047
Santa Helena	29.7	16.0	May, 2015	April, 2047
Ventos de Santo Uriel	16.2	9.0	May, 2015	April, 2047
Voltália São Miguel do Gostoso I(3)	108.5	57.1
Carnaúbas	27.0	13.1	June, 2015	April, 2047
Reduto	27.0	14.4	June, 2015	April, 2047
Santo Cristo	27.5	15.3	June, 2015	April, 2047
São João	27.0	14.3	June, 2015	March, 2047
Cutia Empreendimentos Eólicos(4)	180.6	71.4
Dreen Cutia	23.1	9.6	December, 2018	January, 2042
Dreen Guajiru	21.0	8.3	December, 2018	January, 2042
Esperança do Nordeste	27.3	9.1	December, 2018	May, 2050
GE Jangada	27.3	10.3	December, 2018	January, 2042
GE Maria Helena	27.3	12.0	December, 2018	January, 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January, 2019	May, 2050
Potiguar	27.3	11.5	December, 2018	May, 2050
Bento Miguel	132.3	58.7
São Bento do Norte I	23.1	10.1	January, 2019	August, 2050
São Bento do Norte II	23.1	10.8	January, 2019	August, 2050
São Bento do Norte III	23.1	10.2	April, 2019	August, 2050
São Miguel I	21.0	9.3	February, 2019	August, 2050
São Miguel II	21.0	9.1	February, 2019	August, 2050
São Miguel III	21.0	9.2	February, 2019	August, 2050
Vilas Complex(4)	186.7	98.6
Vila Maranhão I	31.95	17.8	February, 2021	January, 2054
Vila Maranhão II	31.95	17.8	March, 2021	January, 2054
Vila Maranhão III	31.95	16.6	September, 2020	January, 2054
Vila Ceará I	31.95	17.8	December, 2020	January, 2054
Ventos de Vila Mato Grosso I	58.9	28.6	June, 2021	December, 2054
Aventura(5)	105.0	65.0
Aventura II	21.0	13.1	July, 2021	June, 2053
Aventura III	25.2	15.5	July, 2021	June, 2053
Aventura IV	29.4	18.5	July, 2021	June, 2053
Aventura V	29.4	17.9	July, 2021	June, 2053
Santa Rosa e Mundo Novo(5)	155.4	92.8
Santa Rosa e Mundo Novo I	33.6	17.3	February, 2022	June, 2053
Santa Rosa e Mundo Novo II	29.4	17.2	December, 2021	June, 2053
Santa Rosa e Mundo Novo III	33.6	21.5	January, 2022	June, 2053
Santa Rosa e Mundo Novo IV	33.6	21.0	January, 2022	June, 2053
Santa Rosa e Mundo Novo V	25.2	15.8	December, 2021	June, 2053
Jandaíra	90.09	46.9
Jandaíra I	10.39	5.6	November, 2022	April, 2055
Jandaíra II	24.26	12.3	October, 2022	April, 2055
Jandaíra III	27.72	14.8	November, 2022	April, 2055
Jandaíra IV	27.72	14.2	October, 2022	April, 2055

(1)	Pursuant to Directive (Portaria) No. 360 of September 30, 2020, the projects that are part of the São Bento Energia wind complex had their Assured Energy altered as of January 1, 2021, as follows: Boa Vista (from 6.3 MW to 5.2MW), Olho d’Água (from 15.3 MW to 12.8MW), São Bento do Norte (from 14.6MW to 11.3MW) and Farol (from 10.1MW to 8.8MW).
(2)	Pursuant to Directive (Portaria) No. 360 of September 30, 2020, certain the projects that are part of the Copel Brisa Potiguar wind complex had their Assured Energy altered as of January 1, 2021, as follows: Asa Branca I (from 14.2MW to 12.1MW), Asa Branca II (from 14.3 MW to 11.9MW), Asa Branca III (from 14.5MW to 12.3MW) and Eurus IV (from 14.7MW to 12.4MW).
(3)	We have a 49.0% interest in Voltália São Miguel do Gostoso.
(4)	In November 2021, we acquired the Operations of the Vilas Complex.
(5)	In January 2023, we acquired the Operations of the Aventura Complex and Santa Rosa e Mundo Novo Complex.

São Bento Energia. In February 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and Assured Energy of 38.1 average MW. In August 2010, 43.7 average MW was sold to fifteen distribution concessionaires in ANEEL public auctions at a weighted average price of R$134.49/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. In September 2015, we concluded the implementation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and Assured Energy of 89.4 average MW. An Assured Energy of 57.7 average MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an Assured Energy of 40.7 average MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 6th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.81/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

Voltália São Miguel do Gostoso I. In June 2014, we acquired a 49.0% interest in the São Miguel do Gostoso I Wind Farm Complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108.0 MW of installed capacity and Assured Energy of 57.1 average MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction of this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex began production in June 2017 after completion of the necessary transmission lines.

Cutia. Cutia Empreendimentos Eólicos, which is our largest wind farm business, is divided into two large complexes totaling 312.9 MW of installed capacity: (a) Cutia Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste), with a total installed capacity of 180.6 MW, 71.4 average MW of Assured Energy and located in the State of Rio Grande do Norte; and (b) Bento Miguel Complex, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with 132.3 MW of total installed capacity, 58.7 average MW of Assured Energy and located in the State of Rio Grande do Norte, in the same region of other wind farm complexes that belong to us. On October 31, 2014, at the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Complex for R$144.00/MWh (maximum auction price). In addition, at the 20th New Energy Auction (A-5), held on November 28, 2014, we sold 54.8 average MW from the six Bento Miguel wind farms for R$142.03/MWh, through Availability Agreements with a 20-year term.

Vilas Complex. In November 2021, we acquired 100% of the Vilas Complex, located in the state of Rio Grande do Norte, from Voltalia Energia do Brasil Ltda (“Voltalia”). The Vilas Complex has 186.7 MW of installed capacity and 98.6 average MWm of Assured Energy. The Vilas Complex sold 32.7 average MW at the 28th New Energy Auction at the price of R$93.00/MWh, with supply beginning in 2024, and 3.3 average MW at the 29th New Energy Auction at the price of R$79.92/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Vilas Complex is fully operational.

Jandaíra Complex. In November 2022, the four wind farms (Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV), located in the State of Rio Grande do Norte, with an installed capacity of 90.09 MW and Assured Energy of 46.2 average MW, began operations. In October 2019, 14.4 average MW was sold to nine distribution concessionaires in a A-6 New Energy Auction at a weighted average price of R$98.00/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.

Aventura Complex. In January 2023, we acquired 100% of the Aventura Complex, located in the state of Rio Grande do Norte, from EDP Renováveis S.A. (“EDPR”). The Aventura Complex has 105 MW of installed capacity and 65 average MWm of Assured Energy. The Aventura Complex sold 53.6 average MW at the 26th New Energy Auction at the price of R$97.00/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Aventura Complex is fully operational.

Santa Rosa e Mundo Novo Complex. In January 2023, we acquired 100% of the Santa Rosa e Mundo Novo Complex, located in the state of Rio Grande do Norte, from EDP Renováveis S.A. (“EDPR”). The Santa Rosa e Mundo Novo Complex has 155.4 MW of installed capacity and 92.8 average MWm of Assured Energy. The Santa Rosa e Mundo Novo Complex sold 67.1 average MW at the 26th New Energy Auction at the price of R$99.00/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Santa Rosa e Mundo Novo Complex is fully operational.

Thermoelectric Generation Facilities

The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2022:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(Average MW)		(%)
TPP Araucária	484.2	365.2(1)	September, 2002	81.2(2)	December, 2029
TPP Figueira	20.0	17.7	April, 1963	100.0	March, 2019(3)

(1)	The annual Assured Energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.
(2)	Held 20.3% by Copel and 60.9% by Copel GeT.
(3)	We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the Thermoelectric Plant for another 20 years, pursuant to the applicable law.

Araucária. We have an 81.2% interest in UEG Araucária Ltda., which owns the Araucária Thermoeletric Plant, a combined cycle natural gas thermoelectric plant, one of the most efficient in Brazil, with 484.2 MW of installed capacity, located in the state of Paraná.

UEG Araucária has a gas supply contract with Petróleo Brasileiro S.A - Petrobras, valid until December 31, 2023, which provides for the delivery of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses. As a result, TPP Araucária will remain available to the National Interconnected System - SIN and, therefore, may be dispatched at the discretion of ONS. Since UEG Araucária does not have any Energy Sale Contracts in force, the energy produced by the plant, when dispatched by the ONS, is paid out on the CCEE Spot Market.

Since March 2020, as part of the exceptional measures adopted by the Electric Sector Monitoring Committee (“CMSE”) for the recovery of hydroelectric reservoirs in the southern region of the country, TPP Araucária may be dispatched by the ONS with energy priced based on the Unit Variable Cost - CVU, approved by ANEEL. During 2020 and 2021, MME Ordinances authorized, on an exceptional and temporary basis, the inclusion of fixed costs in the plant’s CVU. Thus, TPP Araucária ended those years with its annual fixed costs duly remunerated.

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

Figueira. The Figueira plant is located in the city of Figueira, in the northeast of the state of Paraná (where the main coal basin of Paraná is located). In December 2022, the process of modernization of this plan was concluded, which consisted of replacing equipment to increase efficiency, reduce emissions of gases and particles resulting from the burning of coal and comply with applicable environmental legislation.

The plant now has the installed capacity of 20.0 MW with one Generating Unit and the Assured Energy of 17.7 average MW, calculated according to and in compliance with Normative Resolution No. 801/2017, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW.

Expansion and Maintenance of Generating Capacity

We expect to spend R$171.2 million in 2023 to expand and maintain our generation capacity, including participation in new businesses, of which R$45.9 million will be invested in hydroelectric plants and R$52.9 million will be invested in our wind farms. The remaining amount will be spent on small hydroelectric power plants and other projects.

Wind Farm Projects

The following table presents information about the wind complexes we acquired in January 2023, the Santa Rosa & Mundo Novo (SRMN) and Aventura wind complexes, previously owned by EDP Renováveis Brasil S/A. and totaling 260.4 MW of installed capacity. The acquisition is part of our strategy for growth in renewable energy, expands the diversification of the generation portfolio and is fully in line with its Investment Policy.

The total transaction value (enterprise value) was R$ 1,760 million. Copel GeT has obtained a long-term financing, with final maturity in 2043, with Banco do Nordeste (BNB) for the project, with rates of IPCA + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex). For more information, see explanatory note 40.1 to our financial statements.

About 76.5% of the energy of the enterprise was commercialized in the regulated environment (ACR) with supply beginning in 2023 . In addition, about 13.7% of the total energy generated is commercialized in the free environment (ACL), leaving about 9.8% for new contracts.

Wind Farms	Installed Capacity (MW)(1)	Assured Energy (MWmed)	Commercial Operation	Energy Trade - Regulated Contracting Enviroment (ACR)					End of Authorization
				Auction	Quantity (MWmed)	Price (R$/MWh)(2)	Start of Supply	End of Supply
Aventura II	105	65	Operational since July 21	A-6 2017	53.6	128.29	Jan/23	Dec/42	2053
Aventura III
Aventura IV
Aventura V
SRMN I	155.4	92.8	Operational since Dec/21 - Feb/22	A-6 2017	67.1	130.94	Jan/23	Dec/42	2053
SRMN II
SRMN III
SRMN IV									2052
SRMN V
Total/Average	260.4	157.8	-		120.7	129.76

(1)	Total of 62 wind turbines used in the project, manufacturer Vestas model V 150.
(2)	Base date Jan/2023.

Development Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind, solar photovoltaic and thermoelectric generation projects.

In 2022, we improved out governance in relation to the development of projects by introducing an Investment and Innovation Committee, as an advisory body to the Board of Directors, and approving our Investment Policy, which establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments.

The following table sets forth information regarding our proposed generation projects that are considered feasible under a technical, economic, social, environmental and land-related perspective pursuant to the above-mentioned studies.

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Ownership
	(MW)	(Average MW)	(%)
HPP São Jerônimo	330.0	178.1	41.2
HPP Salto Grande	49.0	25.3	100.0
SHP Salto Alemã	29.8	18.4	19.0
TOTAL	408.8	221.8	-

(1)	Does not include other proposed projects whose technical, economic, social, environmental and land-related feasibility is still under analysis.

We are also a member of Consortium Geração Luz Paranaense – CGLP, which was granted with exploration rights related to the following projects: (i) SHP Foz do Curucaca, (ii) SHP Salto Alemã, (iii) SHP Alto Chopim and (iv) SHP Rancho Grande. After obtaining the applicable authorization from ANEEL and evaluating the hydraulic potential of each project, the consortium decided to carry out the studies only with respect to SHP Salto Alemã and SHP Foz do Curucaca and to return the exploration rights for SHP Alto Chopim and SHP Rancho Grande projects to ANEEL. The basic designs of SHP Salto Alemã and of SHP Foz do Curucaca had already been approved by ANEEL and the environmental studies related to SHP Salto Alemã were registered in the competent entity (IAT – Instituto Água e Terra do Paraná or “IAT”) for analysis.

Since 2018, we have the rights of the HPP Salto Grande, located in the Chopim River in the state of Paraná. The environmental studies related to this project were registered with IAT for analysis in February 2020 and the basic design was approved by ANEEL in November 2020.

We are advancing in the development of pipeline in renewable projects, with emphasis on hydraulic, wind and solar projects. The renewable projects developed will focus on free market, especially the new costumers arising from the opening of the market. However, we also looking for the energy auctions planned for 2023 in Brazil, we intend to bid for concessions to construct and operate new hydroelectric and solar photovoltaic plants or wind farms in power auctions in the regulated market for new generation projects. We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and SILEA Participações Ltda. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also looking at opportunities to acquire greenfield and brownfield wind and solar energy projects. We expect to conduct new studies of wind and solar energy projects in Brazil in 2023.

Other renewable energy projects under study or development include the use of municipal solid waste in power generation, biomethane and and green hydrogen. For instance, since 2017, we have conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of this solar project is ready to advance to the next phase (implementation), subject to the opening of availability for connection with our transmission system.

We are also developing studies for the implementation / acquisition of projects related to Generation Distribution, Energy Efficiency, Biomass and Biogas. In addition to energy generation projects, investment opportunities in new energy transmission assets whose concession will be auctioned by the Brazilian government or existing assets that have synergy with our current portfolio are also being studied.

With regards to innovation, in 2021, we launched our Open Innovation program (“Copel Volt”). Copel Voltt adds a business component to our strategic vision with the goal to bring us closer to the startup ecosystem, upon the improvement of internal processes and the development of new businesses and services. The first edition of the program ended in May 2022. We are evaluating the results and the next steps of the program. One of the outcomes was the structuring and launch of the second edition of the program, the Copel Volt New Journey 2022/2023, with more than 300 applications were received (in progress), as well as the vehicle for investment in startups through a Corporate Venture Capital (CVC) where we are the sole shareholder of an investment fund of R$ 150.0 million.

With respect to Distributed Generation, we are developing solar projects in Paraná relating to energy compensation of State of Paraná’s clients involving 50 MW with access asked to Copel Distribuição S.A, which shall be implemented in 2023. We are also planning add 2MW at Solar Paraná portfolio (of which we have a 49% share), which already have 3MW in operation.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	2022	2021	2020
Transmission lines (km):
230 kV and 500 kV	3,698	3,630.8	3,443.0
138 kV	7.2	7.2	7.2
Distribution lines (km):
230 kV	-	-	-
138 kV	6,652	6,513.5	6,457
69 kV	767	755.4	755
34.5 kV	89,356	87,744.0	86,489
13.8 kV	111,358	109,943.8	108,384
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(1)	27,391.0	25,032.1	24,518.0
Generation (step up) substations	6,691.0	6,691.0	6,691.0
Distribution substations (34.5 kV)	1,646.0	1,624.5	1,594.2
Distribution transformers	15,138	14,621.8	14,180.8
Total energy losses(2) (3)	7.6%	7.7%	7.8%

(1)	This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.
(2)	Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic grid.
(3)	We note that percentages measured until 2016 and reported in our previous reports reflected the amounts of physical losses (Technical), commercial losses (Non-Technical) and losses on the basic grid (allocation of agreements on the gravity center of the submarket) of Copel Distribuição, as well as the losses related to the allocation of agreements of Copel GeT. Those percentages were calculated taking into account the total of power purchased and sale agreements entered into by both Copel Distribuição and Copel GeT. For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the Copel Distribuição´s grid. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

Transmission

Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies owned by the Brazilian government, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul and Furnas, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. We, like all other companies that own transmission facilities, are required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.

Currently, we carry out the operation and maintenance of 3,705 km of transmission lines, forty one (41) substations in the State of Paraná and two (2) substations in the State of São Paulo. In addition, we have partnerships with other companies to operate 5,980 km of transmission lines and eight (8) substations through special purpose companies (SPCs).

The table below sets forth information regarding our transmission assets in operation in December 31, 2022:

Subsidiary / SPC	Transmission Lines	TL Extension(km)(4)	Number of Substations	Concession Expiration Date	Our Ownership	APR (¹)(R$million)
COPEL GeT	Main Transmission Concession(1)	2,129	33	January, 2043	100.0%	524.4
COPEL GeT	TL Bateias - Jaguariaiva	138	-	August, 2031	100.0%	17.6
COPEL GeT	TL Bateias - Pilarzinho	32	-	March, 2038	100.0%	3.4
COPEL GeT	TL Foz - Cascavel Oeste	117	-	November, 2039	100.0%	15.4
COPEL GeT	Cerquilho III Substation	-	1	October, 2040	100.0%	41.9
COPEL GeT	TL Londrina – Figueira C2 Foz do Chopim – Salto Osório	102	-	August, 2042	100.0%	6.7
COPEL GeT	TL Assis – Paraguaçu Paulista C1 and C2 Paraguaçu Paulista II Substation	83	1	February, 2043	100.0%	7.5
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January, 2044	100.0%	11.8
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September, 2044	100.0%	12.4
COPEL GeT	TL Assis – Londrina	122	-	September, 2044	100.0%	12.5
COPEL GeT	TL Araraquara II – Taubaté	334	-	October, 2040	100.0%	26.1
COPEL GeT	TL Baixo Iguaçu – Realeza TL Baixo Iguaçu – Cascavel Oeste TL Curitiba Centro – Uberaba TL Curitiba Leste – Blumenau Medianeira Norte Substation Curitiba Centro Substation Andirá Leste Substation Baixo Iguaçu Substation	255	4	April, 2046	100%	148.9
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	122	-	March, 2035	100%	28.2
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	January, 2042	100%	18.3
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste Curitiba Leste Substation	29	1	May, 2042	100%	26.2
Subtotal Copel GeT		3,705	43			901.3
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May, 2042	49.0%(3)	15.8
Integração Maranhense	TL Açailandia-Miranda II	365	-	May, 2042	49.0%(3)	23.7
Matrinchã	TL Paranaíta - Ribeirãozinho	2,033	4	May, 2042	49.0%(3)	128.7
Guaraciaba	TL Ribeirãozinho - Marimbondo	930	1	May, 2042	49.0%(3)	64.1
Paranaíba	TL Barreiras II - Pirapora II	967	-	May, 2043	24.5%(3)	42.8
Cantareira	TL Estreito – Fernão Dias	656	-	September, 2044	49.0%(3)	65.5
Mata de Santa Genebra	TL Araraquara II - - Itatiba TL Araraquara 2 - Fernão Dias– TL Bateias - Itatiba	887	1	May, 2044	50.1%(3)	150.4
Subtotal SPCs		5,980	8			490.9
Total		9,685	51			1.392.2

(1)	Our main transmission concessions encompass several transmission lines. Proportionate to our stake in the enterprise. Amounts relating to the 2022/2023 cycle (pursuant to REH 3.067/2022), without taking into account the adjustment parcel (PA). Considers assets that were operational on December 20, 2022.
(2)	In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras SA and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of shares issued by SPE Uirapuru Transmissora de Energia S.A. In June 2019 Copel GeT took over the stake control of the company.
(3)	Refers to the equity interest held by Copel Geração e Transmissão.
(4)	Considers double circuits.

Expansion and Maintenance of Transmission Facilities

The construction of new transmission facilities of 230 kV and higher must be awarded in a bidding process or otherwise authorized by ANEEL. We are permitted by ANEEL to make minor improvements to some of the existing 230 kV and 500 kV facilities.

In November 2013, SPC Mata de Santa Genebra Transmissora, a strategic partnership between us (50.1%) and Furnas (49.9%), won the right to build and operate 847 km of transmission lines and three substations in the States of Paraná and São Paulo. The construction schedule of the Mata de Santa Genebra project was affected by successive vandalism events, which resulted in the collapse of towers and theft of aluminum cables in transmission lines already installed and commissioned, in different sections of the project. On November 11, 2020, the LT 440 kV Fernão Dias / Taubaté, the last asset of the SPC Mata de Santa Genebra project, began its commercial operation. With the completion of these steps, the SPC Mata de Santa Genebra became fully operational. The project has an APR of R$300.3 million, of which R$150.4 million are related to our stake (considering the 2022-2023 tariff adjustment cycle).

In November 2015, Copel GeT won ANEEL’s public auction No. 005/2015 for the construction and operation of 188 km of transmission lines in the States of Paraná and Santa Catarina, and three (3) substations in the State of Paraná, with a total capacity of 900 MVA. With an APR of R$148.9 million, the corresponding concession agreement was signed in April 2016, and the remaining facility which was still under construction, the transmission line Curitiba Leste - Blumenau, become operational in April 1, 2021. This facility has an APR of R$47.6 million, approved for 2022-2023 tariff adjustment cycle.

Distribution

Our distribution system consists of a widespread grid of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2022, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 5.0 million customers.

Our distribution grid includes 208,133 km of distribution lines, 462,584 distribution transformers and 236 distribution substations of 34.5 kV, 36 substations of 69 kV and 117 substations of 138 kV. During 2022, 84,947 new captive customers were connected to our grid, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have three (3) captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 41,628 MWh in 2022.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

On October 16, 2019 Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel.” The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$3.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids, 6,000 new automated power connections and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project. The “Transformation Program” project reached by December 2022, 10,506 km of power grids, and 4,510 new automated power connections. Furthermore, the smart grid project, reaches more than 432,000 consumers were impacted.

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

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.0% of the total energy amount available in 2022, being (i) 1.4% related to losses in the basic grid, (ii) 5.7% of technical losses and (iii) 1.9% of non-technical losses.

ANEEL grants the transfer of all energy losses to the Final Customers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2023. But our simulation indicates that in the civil year, from January through December 2022, we will have all losses transferred to the Final Customers.

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

Quality of supply indicator	2022	2021	2020	2019	2018
DEC – Duration of outages per customer per year (in hours)	7h59	7h13min	7h50min	09h07min	10h19min
FEC – Frequency of outages per customer per year (number of outages)	5.29	4.83	5.61	6.02	6.22

We comply with the quality indicators defined by ANEEL for 2022, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 9 hours and 11 minutes of outages per customer per year, and a total of 6.8 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “–Concessions–Distribution Concessions” and “–The Brazilian Electric Power Industry–Distribution Tariffs.”

Purchases for the captive market

The following table contains information concerning volume, cost and Average Tariff for the main sources of the electricity we purchased for the captive market in the last three years.

Source	2022	2021	2020
Itaipu
Volume (GWh)	5,272	5,435	5,498
Cost (R$millions)	1,461.0	1,787.7	1,766.1
Average Tariff (R$/MWh)	227.12	328.92	321.23
Angra
Volume (GWh)	928	976	968
Cost (R$millions)	317.4	224.7	268.8
Average Tariff (R$/MWh)	342.03	230.23	277.89
CCGF
Volume (GWh)	5,901	5,916	6,136
Cost (R$millions)	755.2	686.3	669.9
Average Tariff (R$/MWh)	127.98	116.10	109.18
Auctions in the regulated market
Volume (GWh) (1)	12,354	12,216	11,579
Cost (R$millions) (2)	2,465.9	2,961.4	2,169.3
Average Tariff (R$/MWh)	199.60	242.42	187.34

(1	These numbers do not include assignments related to MCSD-EN and MVE.
(2)	These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 5,272 GWh of electricity from Itaipu in 2022, which constituted 8.4% of our total available electricity in 2022 and 20.7% of Copel Distribuição’s total available electricity in 2022. Our purchases represented approximately 7.5% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and have been set for 2022 at US$16.19 per kW.

In 2022, we paid an Average Tariff of R$227.12/MWh for energy from Itaipu, compared to R$328.81/MWh in 2021. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” As a result, Copel Distribuição was legally required to purchase 928 GWh from Angra in 2022, 976 GWh in 2021 and 968 GWh in 2020.

Assured Energy Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 5,901 GWh in CCGF contracts in 2022, 5,916 GWh in 2021 and 6,136 GWh in 2020.

Auctions in the Regulated Market

In 2022, we purchased 12,354 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 48.6% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.”

Sales to Captive Customers

During 2022, we supplied approximately 82.5% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 5.0 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2022, the total power consumption of our Captive Customers was 19,370 GWh, a 0.3% increase as compared to 19,312 GWh during 2021.

Categories of purchaser	2022	2021	2020
(GWh)
Industrial customers	2,102	2,275	2,314
Residential	8,212	8,068	7,910
Commercial	4,295	4,149	4,172
Rural	2,357	2,461	2,451
Other(1)	2,404	2,359	2,333
Total(2)	19,370	19,312	19,180

(1)	Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2)	Total GWh does not include our energy losses.

Sales to Free Customers

We operate in the ACL through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2022, we had 1,491 Free Customers (of which 1,490 were customers of our energy trading company and 1 of Copel GeT), representing approximately 10.4% of our consolidated operating revenue and approximately 16.7% of the total quantity of electricity sold by us. During 2022, the total power consumption of our Free Customers was 11,498 GWh, a 20.6% increase as compared to 9,537 GWh during 2021.

Categories of purchaser	2022	2021	2020
(GWh)
Industrial customers	9,402	8,176	7,308
Commercial	2,096	1,360	680
Total	11,498	9,537	7,989

The following table sets forth the number of our Final Customers, considering both Captive and Free Customers, in each category as of December 31, 2022.

Category	Number of Final Customers
Industrial	69,712
Residential	4,127,292
Commercial	430,359
Rural	331,938
Other(1)	53,745
Total	5,013,046

(1)	Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

Industrial and commercial customers accounted for approximately 8.4% and 16.9%, respectively, of our total revenues from energy sales to Final Customers of Captive Market during 2022. In 2022, 30.2% of our total revenues from energy sales were from to residential customers.

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

The following table sets forth the Average Tariffs for each category of Final Customer.

Tariffs(1)	2022	2021	2020
(R$/MWh)
Industrial	506.44	540.97	487.41
Residential	530.23	530.98	498.82
Commercial	598.00	629.62	574.57
Rural	570.28	589.41	489.57
Other customers	407.55	401.34	356.03
Retail supply average tariff	583.46	592.17	537.81

(1)	(i) Considers December as the reference month; (ii) Net revenue from “electricity sales to final customers” and “Use of the main distribution and transmission grid”; and (iii) Does not consider tariff flags.

Low-income Residential Customers. Under Brazilian law, we are required to provide low level rates to certain low-income residential customers (“Low-income Residential Customers”). In December 2022, we served approximately 575,136 low-income residential customers. For servicing these customers, in 2022 we received an R$151.6 million compensation from the Brazilian government, which was approved by ANEEL.

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

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission grid it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to twelve (12) transmission concession contracts in operation. Not all of the transmission concession contracts employ the same revenue model, 2.1% of our transmission revenues are updated on an annual basis by the IGP-M and the other 97.9% are subject to the tariff review process.

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

By late 2012, we decided to anticipate the extension of our main transmission concession agreement (corresponding to 78% of our transmission lines then in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. In December 2012, we executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ annual permitted revenue to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 61.9%.

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

In 2020, in the scope of the tariff review process for the contracts extended under Law No. 12,783/2013, holders of assets belonging to RBSE had their review ratified in June 2020 despite originally being scheduled for 2018, due to a two-year delay and the retroactive effects of REN 880/2020 on the 2018 tariff year. For us, this process was ratified through Homologation Resolution No. 2,715/2020 for concession agreement No. 060/2001, granted to Copel GeT. During review process, ANEEL decided that starting on the 2020/2021 cycle, the renumeration portion of the RBSE would be calculated by the cost of equity (“KE”) as provided for in Ordinance MME No. 120/2016. The value not received during the three previous cycles (2017-2020) will be incorporated into the next three cycles (2020-2023) by the means of an Adjustment Installment (Parcela de Ajuste).

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

Additionally, by means of Homologation Resolution No. 2,725/2020, ANEEL established the readjustment of APRs for electric energy transmission assets for the 2020-2021 cycle, effective from July 1, 2020 until June 30, 2021. According to this resolution, Copel GeT’s transmission asset APRs for the 2020-2021 cycle were R$777.2 million, of which R$703.4 million correspond to the revenue of operational assets. Considering the homologated APRs for the Special Purpose Companies (Sociedades de Propósito Específicos) in which Copel GeT has 100%, APR for the cycle were R$773.2. With the others in which it has equity ownership, the total consolidated value for Copel GeT is R$1,146.0 million. Along with beginning of commercial operations of Mata de Santa Genebra assets in its totality in 2020, GeT’s total consolidated value is R$1,161.2 million.

On July 13, 2021, ANEEL readjusted the APRs for electric energy transmission assets for the cycle from July 1, 2021 to June 30, 2022 through Resolutions 2,895/2021 and 2,959/2021. Copel GeT’s transmission assets APR was set at R$792.2 million of assets in operation. Considering the APRs approved for the Special Purpose Companies 100% owened by Copel Geração e Transmissão, the total consolidated amount reached R$1,220.1 million.

On July 14, 2022, ANEEL, through Ratifying Resolution No. 3067/2022, established the readjustment of the Allowed Annual Revenues (“RAP”) for electric power transmission concessionaires for the 2022-2023 cycle, effective from from July 1, 2022 to June 30, 2023. According to the resolution, the RAP of the transmission concessions of Copel Geração e Transmissão for the 2022/2023 cycle is R$ 849.2 million, of which R$ 824 .2 million correspond to the RAP of assets in operation. Also, considering the approved RAP for the SPCs in which Copel Geração e Transmissão has a 100% shareholding, the total RAP value is R$921.9 million, of which R$896.9 million correspond to the RAP of assets in operation. Throughout 2022, some reinforcements authorized by Aneel for Concession Contracts 060/2001 and 006/2008 were considered and, therefore, the RAP of assets in operation was increase to R$ 901.3 million.

The table below shows our APR (R$million) for the last three cycles of transmission lines over which we hold a 100% ownership in December 31, 2022:

Contract	Transmission Line / Substation	Jul. 2022 Jun.2023	Jul. 2021 Jun.2022	Jul. 2020 Jun. 2021
		APR (R$million)
060/2001	Main Transmission Concession(1)	524.4	459.4	505.4
075/2001	Bateias – Jaguariaiva	17.6	15.9	11.6
006/2008	Bateias – Pilarzinho	3.4	1.2	1.1
027/2009	Foz do Iguaçu - Cascavel Oeste	15.4	13.8	12.7
015/2010	Cerquilho III	6.7	6.0	5.2
022/2012	Foz do Chopim – Salto Osório Londrina – Figueira C2	7.5	6.7	6.2
002/2013	Assis — Paraguaçu Paulista II C1 and C2 SE Paraguaçu Paulista II	11.8	10.5	9.7
005/2014	Bateias - Curitiba Norte SE Curitiba Norte	12.4	11.1	10.2
021/2014	Foz do Chopim - Realeza(2)	12.5	11.2	8.0
022/2014	Assis – Londrina(3)	26.1	23.3	20.8
010/2010	Araraquara 2 – Taubaté(4)	41.9	37.5	32.0
006/2016	TL Baixo Iguaçu - Realeza; TL Baixo Iguaçu - Cascavel Oeste; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; SE Baixo Iguaçu; Demais Seccionamentos	148.9	133.3	80.5
002/2005	Uirapuru(5)	28.2	26.0	37.1
001/2012	Costa Oeste(6)	18.3	14.8	12.8
008/2012	Marumbi(6)	26.2	21.5	19.9
Total		901.3	792.2	773.2

(1)	Our main transmission concessions encompass several transmission lines.
(2)	This transmission line became operational in January 2017.
(3)	This transmission line became operational in August 2017.
(4)	This transmission line became operational in July 2018.
(5)	In June 2019, Copel Geração e Transmissão S.A. became the owner of 100% of the project.
(6)	In August 2018, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

Other Businesses

Gas

Gas Distribution

The concession for piped gas distribution services, granted to Compagas on July 6, 1994, was renewed in 2022, by the Government of the State of Paraná, for an additional 30 years starting July 6, 2024, and valid until July 6, 2054. As a result of the early renewal, we came under a new contract that altered the concession’s tariff structure from a tariff based on the cost of production (cost plus) to a tariff defined on the basis of a price-cap, which foresees investments and actions that will allow us to bring natural gas to an increasing number of people in Paraná, with efficiency, safety, competitiveness, and innovation. Our corporate purpose is to provide piped gas distribution services to meet consumer demand in the industrial, commercial, residential, institutional, transportation, and other segments that may require the service in compliance with the legal provisions and in accordance with paragraph 2 of Article 25 of the Federal Constitution.

The gas concession agreement provides that the investments made by Compagas were to be recovered through the collection of tariffs paid by the end users of the public service and the possible remaining part should be indemnified by the granting authority, the State of Paraná, at the end of the concession.

For the new concession period, over R$ 2.5 billion investments are foreseen, in addition to the connection of over 60 thousand new users and the implementation of new pipelines. We will also allocate resources to the technological area and to the inclusion of biomethane in the supply matrix, with a focus on delivering clean energy and reinforcing our commitment to sustainability goals.

The activity of distributing piped gas in the State of Paraná is regulated by the Regulatory Agency for Delegated Public Services of Paraná (AGEPAR), which is responsible, among others, for overseeing the distribution service and approving tariff adjustments and revisions.

Compagas covered 864 kilometers in 2022, an increase of 1.4% compared to 852 kilometers covered in 2021. Compagas’s net revenues were R$1,297.0 million, an increase of 65.6%, compared to 2021 (R$783.3 million), and its net income was R$179.2 million, an increase of 79.9% compared to 2021. Compagas’ customers include industries, gas stations, other businesses, residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 3.2%, to 53,009 customers in 2022 from 51,000 in 2021. Compagas registered an increase of 6.2% in the average daily volume of natural gas distributed to Final Customers, to 948,295 cubic meters per day in 2022 compared to 893,203 cubic meters per day in 2021 (not including the volume of gas supplied to Araucária Thermoelectric Plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP. The volume of natural gas supplied from Petrobras and distributed by Compagas to Araucária TPP, was 137,070 cubic meters per day in 2022, compared to 1,212,597 cubic meters per day in 2021.

As of December 31, 2022, we held a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Commit and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

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

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses and costs incurred in connection with guarantees and release of such guarantees for the four blocks. An injunction was granted determining the suspension of all the activities for the four blocks in connection with the above mentioned public civil action, which awaits a decision from the Federal Court of Appeals of the 4th Region. In response, in October 2018, the consortium initiated an arbitration procedure with the ANP for the two blocks whose concession contracts were signed, asking for the refund of the contributions made. The arbitral award was published in May 2022. The Consortium was given the right to resign from the contractual obligations, however the arbitrators rejected the request for reimbursement of the costs incurred with the signing of the contracts. Proceedings were filed to enforce the arbitral award. The calculation of the amounts to be reimbursed is in the final stage. In relation to the other two blocks, the administrative process before the ANP for the return of signature bonuses was completed. Part of the amounts required by us in this process were returned by the ANP in November 2021. Regarding the remaining amount, we are studying how to charge the ANP.

Gas Natural Power Plants

New business studies. On January 14, 2020, we and Shell Brasil Petróleo formed the Consortium “Copel Energia a Gás Natural” aiming to develop feasibility studies for natural gas power plants in the State of Paraná. The consortium hired consultants to provide specialized technical services to conduct studies to identify the best location for the implementation of natural gas-fired thermoelectric projects in the state. In view of our decarbonization goal, the original project was terminated, but the consortium remains in place to evaluate other business opportunities.

TPP Araucária (“UEGA”). On November 4, 2022, we informed the market of further studies for a potential divestment of our equity interest in UEG Araucária S.A. “UEGA.” This initiative is part of the decarbonization process of our generation matrix, in line with our Strategic Business Planning – 2030 Vision. On December 22, 2022, we formalized the start of the divestment process of 100% of UEGA's shares, together with our Petrobras, through a competitive procedure, which is in the non-binding phase. For more information see “Item 4. Information on the Company—Significant Changes In Our Business—Disinvestment in UEGA”.

CONCESSIONS

We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.

2013 Concession Renewal Law

Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for additional 20-year concession contracts that were entered into prior to December 11, 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30-year period.

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

The Federal Government issued Decree 11,314/2022 that regulates the bidding and the extension of transmission concessions at the end of their term, conditioning the extension of the concession when the bidding is unfeasible or results in damage to the public interest, as long as the concessionaire formalizes the extension request at least 36 months before the end of the concession.

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

Generation Concessions

Of the nineteen (19) hydroelectric plants we operated in 2022, fourteen (14) were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five (5) were operated in accordance with the 2013 Concession Renewal Law (Capivari Cachoeira HPP, Chopim I HPP, Marumbi HPP, Mauá HPPand Colíder HPP). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by us in 2013 (exception made only to Rio dos Patos HPP) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law.

However, at the time the 2013 Concession Renewal Law was enacted, we elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. Please see below for further information on each of these concessions.

Foz do Areia HPP. Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law for the Foz do Areia HPP (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the Foz do Areia HPP for 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (F.D.A) on March 3, 2020, and, on the same date, requested a new concession from the Ministry of Mines and Energy pursuant to Federal Decree no. 9,271/2018, amended by Federal Decree No. 10,135/2019 and No. 10,893/2021, which allows this renewal associated with the sale of shares of the concession holder, within 12 months of the end of the term. On December 23, 2022, Decree No. 9,271 was further amended by Decree No. 11,307, to also enable the renewal of grants by sale of shares of a holder through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder. We have requested to the MME the full renewal of the concession of our plants of HPP Foz do Areia, HPP Segredo and HPP Caxias, with the maintenance of 100% of participation.

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

Chopin I HPP. As the installed capacity of Chopin I HPP also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in our favor, valid for an indefinite term. In addition, pursuant to the same statute, we may notify the granting authority of our intention to extend: (i) in 2024, the concession of Apucaraninha HPP; and (ii) in 2025, the concessions of Guaricana and Chaminé HPPs. In the event we do not request the extension of these concessions, they will be subject to new bidding processes conducted by the granting authority.

Figueira TPP. Our concession for the Figueira TPP expired on March 26, 2019. We had filed an extension request with respect to this plant on May 24, 2017, but we are still waiting for the granting authority to amnd our concession agreement, extending its term for an additional 20-year period in accordance with the 2013 Concession Renewal Law. This plant has an installed capacity equivalent to 20 MW and underwent a recent modernization process.

With respect to the concessions granted between 2011 and 2017 with no renewal right attached, we acquired the right to renew only one of the hydroelectric plants (HPP Cavernoso II) for a 30-year period, as a result of an amendment to the 2013 Concession Renewal Law by Law No. 13,360, of November 17, 2016.

In accordance with the 2013 Concession Renewal Law, we could have flagged to the granting authority by 2019 our intention to renew the concession of HPP São Jorge. However, we elected not to renew such concession and, consequently, we will be able to operate such HPP until July 2026 and request the conversion of this operating regime into a registration regime, as the installed capacity does not exceed 5,000 kW.

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

In 2021, the government issued new legislation that changed the calculation method applied by CCEE for the financial compensation to plants participating in the MRE. For our plants 16 plants that adhered to the method, the compensation amount was R$1,570.5 million. ANEEL extended the terms of our grantings that adhered to new method to a total of 15,217 days (Resolutions No. 2,919 and No. 2932).

In 2022, ANEEL authorized the extension of concession grants and authorizations and approved the amendment to the concession contracts for projects with our participation through Authorizing Resolutions nº 11,345/2022, nº 12,255/2022 and No. 11,132/2022.

The following tables sets forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date(5)
Foz do Areia(1)	May, 1973	May, 2003	January, 2001	December, 2024
Apucaraninha	October, 1975	October, 2005	April, 2003	January, 2027
Guaricana	August, 1976	August, 2006	August, 2005	July, 2028
Chaminé	August, 1976	August, 2006	August, 2005	August, 2028
Segredo	November, 1979	November, 2009	September, 2009	September, 2032
Derivação do Rio Jordão	November, 1979	November, 2009	September, 2009	June, 2032
Salto Caxias	May, 1980	May, 2010	September, 2009	March, 2033
Mauá(2)	June, 2007	July, 2042	Not extendable	May, 2047
Colíder	January, 2011	January, 2046	Not extendable	January, 2046
Cavernoso II	February, 2011	February, 2046	Not extendable	December, 2050
Baixo Iguaçu(3)	August, 2012	August, 2047	Not extendable	December, 2049
SHP Bela Vista(4)	May, 2007	January, 2041	Extendable	January, 2041

(1)	In March 3, 2020, the concession of Foz do Areia was transferred from Copel GeT to FDA pursuant to ANEEL Authorizing Resolution no. 8.578/2020. Copel GeT owns 100% of FDA Geração de Energia S.A.
(2)	Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which we own 51.0% and Eletrosul owns the remaining 49.0%.
(3)	Baixo Iguaçu was constructed by Consórcio Empreendedor Baixo Iguaçu, of which we own 30% and Geração Céu Azul the remaining 70%. The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.
(4)	The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the ANEEL’s Authorizing Resolution no. 7,802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. The commercial operations of generation units 1, 2 and 3 began in June 2021, July 2021 and August 2021 respectively. This power plant is still under construction.
(5)	Tems in this collum consider the extended term of the grantings.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

(1)	We are currently waiting for the granting authority to amend our concession agreement with respect to TPP Figueira, extending the concession of the Thermoelectric Plant for another 20 years, pursuant to the applicable law.

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April, 2011	April, 2046
Asa Branca II	May, 2011	May, 2046
Asa Branca III	May, 2011	May, 2046
Eurus IV	April, 2011	April, 2046
Santa Maria	May, 2012	May, 2047
Santa Helena	April, 2012	April, 2047
Ventos de Santo Uriel	April, 2012	April, 2047
Boa Vista	April, 2011	April, 2046
Farol	April, 2011	April, 2046
Olho D’Água	June, 2011	June, 2046
São Bento do Norte	May, 2011	May, 2046
Cutia(1)	January, 2012	January, 2042
Guariju(1)	January, 2012	January, 2042
Jangada(1)	January, 2012	January, 2042
Maria Helena(1)	January, 2012	January, 2042
Palmas	September, 1999	September, 2029
Potiguar(1)	May, 2015	May, 2050
Esperança do Nordeste(1)	May, 2015	May, 2050
Paraíso dos Ventos do Nordeste(1)	May, 2015	May, 2050
São Bento do Norte I(1)	August, 2015	August, 2050
São Bento do Norte II(1)	August, 2015	August, 2050
São Bento do Norte III(1)	August, 2015	August, 2050
São Miguel I(1)	August, 2015	August, 2050
São Miguel II(1)	August, 2015	August, 2050
São Miguel III(1)	August, 2015	August, 2050
Jandaíra I(2)	April, 2020	April, 2055
Jandaíra II(2)	April, 2020	April, 2055
Jandaíra III(2)	April, 2020	April, 2055
Jandaíra IV(2)	April, 2020	April, 2055
Vila Maranhão I(3)	January, 2019	January, 2054
Vila Maranhão II(3)	January, 2019	January, 2054
Vila Maranhão III(3)	January, 2019	January, 2054
Vila Ceará I(3)	January, 2019	January, 2054
Ventos de Vila Mato Grosso I(3)	December, 2019	December, 2054
Aventura II(4)	June 2018	June 2053
Aventura III(4)	June 2018	June 2053
Aventura IV(4)	June 2018	June 2053
Aventura V(4)	June 2018	June 2053
Santa Rosa e Mundo Novo I(5)	June 2018	June 2053
Santa Rosa e Mundo Novo II(5)	June 2018	June 2053
Santa Rosa e Mundo Novo III(5)	June 2018	June 2053
Santa Rosa e Mundo Novo IV(5)	June 2018	June 2053
Santa Rosa e Mundo Novo V(5)	June 2018	June 2053

(1)	Wind plants located at our Cutia wind farm complex.
(2)	The consortium formed by Copel GeT and Cutia Empreendimentos Eólicos S.A., won ANEEL Auction no. 004/2019 for Jandaíra Wind Complex (I, II, III and IV).
(3)	Vilas Complex, located in the State of Rio Grande do Norte, which we acquired in November 2021.
(4)	Aventura Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023
(5)	Santa Rosa e Mundo Novo Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023

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

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants(1)	Initial concession date	First expiration date	Final expiration date
Chopim I	March, 1964	July, 2015	Indefinitely
São Jorge	December, 1974	July, 2026	-
Cavernoso	January, 1981	June, 2033	-
Melissa	May, 2002	Indefinitely	-
Pitangui	May, 2002	Indefinitely	-
Salto do Vau	May, 2002	Indefinitely	-
Marumbi	March, 1956	May, 2018	Indefinitely

(1)	Upon the expiration of concessions or authorizations for hydroelectric energy generation with installed capacity equal to or less than 5,000 KW, the relevant projects are subject to a registration regime in accordance with Brazilian Federal Law No. 9,074/1995, as amended by Brazilian Federal Law No. 13,360/2016. The operation of hydroelectric and thermoelectric plans with installed capacity of up to 5,000 KW are not subject to any concession, permission or authorization and require solely the registration with the granting authority.

We also have ownership interests in 11 other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2022.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	August, 1998	September, 2037	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	May, 2040	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October, 2001	June, 2040	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December, 2002	December, 2032	Possible
TPP Araucária	UEG Araucária Ltda.	December, 1999	December, 2029	Possible
HPP Arturo Andreoli	Foz do Chopim Energética	April, 2000	August,2032	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Reduto	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP Santo Cristo	São Miguel do Gostoso I	April, 2012	April, 2047	Not possible
WPP São João	São Miguel do Gostoso I	March, 2012	March, 2047	Not possible

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 63.3% of our transmission revenues in 2022 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in January 2043.

In addition, in 2022, an aggregate of 36.7% of our transmission revenues derived from eleven (11) other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

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

We have ownership interests in ten (10) other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2022:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January, 2012	January, 2042	Possible	January, 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Curitiba - Curitiba Leste	Marumbi Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May, 2012	May, 2042	Possible	May, 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May, 2012	May, 2042	Possible	May, 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May, 2013	May, 2043	Possible	May, 2073
Itatiba – Bateias	Mata de Santa Genebra Transmissora S.A	May, 2014	May, 2044	Possible	May, 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September, 2014	September, 2044	Possible	September, 2074
Ivaiporã – Londrina	Uirapuru Transmissora de Energia S.A.	March, 2005	March 2035	Possible	March 2065

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

On November 17, 2020, ANEEL detailed the performance and efficiency indicators applicable to the electricity distribution services starting in 2021 with respect to no-interruption in supply and economic-financial management (pursuant to Resolution 948/2021). ANEEL also changed the parameters for the calculation of some variables of the Economic-Financial Management indicator.

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

The breach of indicators of no-interruption in supply for one year imposes the obligation to create a plan to improve results. Non-compliance for two consecutive years or three years within a five-year period, may lead to limitation on the distribution of dividends, and for a consecutive period of three years, may result in the termination of the concession. Performance evaluation occurs at the end of each calendar year.

The table below presents the economic and financial and quality indicators established for the last six (6) years.

	Economic and Financial Indicators	Quality Indicators (1)		Quality Performed
Year	Indicator	DECi(2)	FECi(2)	DECi(2)	FECi(2)
2017	EBITDA(3) ≥ 0	11.23	8.24	10.29	6.20
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24	10.29	6.20
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74	9.10	6.00
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6) 1/(1.11*SELIC(6))	9.83	7.24	7.81	5.55
2021	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7)	9.29	6.84	7.20	4.76
2022	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7)	9.19	6.80	7.98	5.29

(1)	According to ANEEL’s Technical Note No. 0335/2015.
(2)	DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).
(3)	Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.
(4)	QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. Until 2020, this value corresponds to the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement. As of 2021, it reflects the defined value in the last periodic tariff review and updated by the Regulatory B Parcel, is calculated pro rata.
(5)	As calculated according to ANEEL regulations.
(6)	Selic base rate: limited to 12.87% per year.
(7)	Limited to 9.009 % per year if it exceeds this percentage, and to 6.006 % if it falls under said percentage.

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

In 2022, special customers are costumers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

As of December 31, 2022, we had 1,491 Free Customers (of which of 1,490 were customers of our energy trading company and one of Copel GeT), representing approximately 10.4% of our consolidated operating revenue and approximately 16.7% of the total quantity of electricity sold by us.

Copel GeT has 1 Free Costumer as of December 31, 2022. The volume of electricity sold to Free Costumers in 2022 was not significant to the consolidated operating revenues of Copel GeT.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

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

We focus our business efforts to obtain better results that drive the priority SDGs of the Brazilian Electric Sector, namely: 7 (Affordable and Clear Energy), 8 (Decent Work and Economic Growth), 9 (Industry, Innovation, and Infrastructure), 11 (Sustainable Cities and Communities) and 13 Climate Action). And reinforcing its social commitment, in 2022, we integrated SDG 4 (Quality Education).

Environment

Our construction and operation activities for the generation, transmission and distribution of electric energy and distribution of natural gas are subject to federal, state and municipal environmental regulations.

We are in compliance with all material environmental regulations and, since the publication of Resolução Conama 01/1986, we elaborate Environmental Impact Studies to request and renew our environmental licenses, in accordance also with the environmental regulation issued by applicable federal, state and municipal level authorities.

All of our activities follow our Sustainability and Environmental Policies, which integrates corporate planning and sustainability management in order to optimize our financial, social and environmental performance. Also, our activities follow our Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and changes in our business, evaluating risks and opportunities related to climate change. Following the implementation of our Climate Change Policy, we annually disclose our greenhouse gas inventory, using GHG Protocol methodology.

Our operations are aligned with a low carbon economy. Our shares became part of B3’s Carbon Efficient Index (ICO2) portfolio, demonstrating our commitment to the transparency of our emissions. We made progress in Climate Change Management, where we hold Concept B of the CDP (Carbon Disclosure Program), one of the main initiatives in the financial sector that aims to reduce companies’ greenhouse gas emissions. Our Board of Directors also approved the Carbon Neutrality Plan, comprising initiatives aiming at neutralizing our emissions by 2030.

Our Carbon Neutrality Plan aims, by 2030, to neutralize the Greenhouse Gas (GHG) emissions for the assets over which we have operational control, through the reduction and compensation of residual emissions.

Expanding market share and becoming a reference in generation, transmission, distribution and commercialization of renewable and sustainable electricity has become our main strategic driver. This goal involves important commitments made by the us, such as the decarbonization of business; the expansion of integration among the segments in which it operates to gain more synergy; and scale in products and services and discipline in the allocation of capital.

We plan to be 100% renewable by 2030, which is why it is studying divestment in the thermoelectric plants in which it has an equity stake, in addition to expanding investments in wind and solar farms, as it has already done in the last years.

Social

We work in alignment with social issues, which internally are directed by the People Management, and Occupational Health and Safety Policies.

By 2022, we have also committed to promoting diversity in leadership (40% increase in the current female representation) and to zero fatal accidents involving employees and outsourced workers, reinforcing these processes as management priorities.

In late 2021, we reviewed our Human Rights Policy, to establish a clear guide for employees and other stakeholders on how we should act. And in 2022, we started the due diligence work in Human Rights, which will result in the identification of potential risks throughout the value chain, which will be mitigated by us in the future.

We also promote the social inclusion through our social responsibility projects, focused on the communities impacted by our business. Reinforcing our commitment to social responsibility, we approved, in 2022, the Social Investment Policy, which directs how donations and voluntary and non-voluntary contributions should be made.

Governance

In 2021, we approved new bylaws, under which we created the Sustainable Development Committee, with the objective of keeping us among the companies with the best governance practices and actions on ESG and guiding our sustainability strategy. We also implemented initiatives under the scope of the Carbon Neutrality Plan.

In November 2021, we migrated to the special B3 listing segment called “Level 2” (Nível 2). This move resulted in several improvements to our corporate governance, consolidating the progress made in recent years.

Progress has been made with regard to the rights of minority shareholders by increasing their representation on the Board of Directors from two to three members and by creating a specific statutory committee, the Minority Committee. Others statutory committees were also created, the Investment Committee and the Innovation Committee, and fundamental policies were revised, such as the Integrity Policy and the Integrated Corporate Risk Management Policy.

To grow with balance and consistency, we have been improving the capital allocation process. Instruments created between 2021 and 2022 improved governance for the development of projects and increasingly structured decision making: the new Investment and Innovation Committee, an advisory body to the Board of Directors, and the approval of the Investment Policy, which establishes the criteria for selection, evaluation, approval and monitoring of investments.

We adopt best market practices to guide and evaluate our performance and compare practices with global and local references: B3 Corporate Sustainability Index - ISE, Ethos Indicators for Sustainable and Responsible Business Models, Corporate Sustainability Assessment – CSA and other evaluations and classifications related to ESG (Environmental, Social and Governance) matters.

For the 17th time we were mentioned in the Corporate Sustainability Index - ISE B3, and we were selected to participate in the Corporate Sustainability Assessment (CSA).

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

And understanding the relevance of the ESG theme for all stakeholders, in 2022, we launched the Sustainability Portal (copelsustentabilidade.com/en/), which presents all of our ESG information in accessible language.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation facilities described in “Business.” Of the net book value of our total property, plant and equipment as of December 31, 2022 (including construction in progress), generation facilities represented 57.6%, wind farms represented 37.0%, Elejor represented 3.4%, and Araucária Thermoelectric Plant represented 2.0%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2022, we estimated our liability related to the settlement of such disputes to be R$154.9 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

According to the Decennial Energy Plan - PDE 2032 released by the Empresa de Pesquisa Energética - EPE, the projected installed capacity of electricity generation in Brazil will be 228,896 MWm in December 2032.

As of 2022, approximately 23% of the installed power generating capacity of Brazil is currently owned by Eletrobras. Through its subsidiaries, Eletrobras is also responsible for approximately 38.5% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and us, among others.

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

Eletrobras

Eletrobras serves as a holding company for the following energy companies: Companhia Hidro Elétrica do São Francisco – CHESF, Furnas Centrais Elétricas S.A., CGT Eletrosul, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, Companhia de Geração Térmica de Energia Elétrica – CGTEE and Centro de Pesquisas de Energia Elétrica – Cepel.

ENBPar - Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A.

ENBPar is a company linked to the Ministry of Mines and Energy, with the purpose of maintaining the operation of nuclear power plants under the Union’s control, maintaining the ownership of the capital stock and the acquisition of the electricity services of Itaipu Binacional, managing the marketing contracts for the energy generated by the projects contracted under the Program of Incentive to Alternative Sources of Electric Energy (Proinfa) and the energy generated by Itaipu, being the Marketing Agent of Itaipu’s Energy. It was created as a result of Federal Decree No. 10,791/2021, based on Law 14,182/2021, which provides for the privatization of Eletrobras and authorizes the Union to establish this public company.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•	In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

•	In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of BNDES, a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.
•	In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•	In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
o	Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
o	Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•	In 2004, Decree No. 5,163 was enacted to govern the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to Final Customers. Among other matters, this decree:
o	provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
o	requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
o	provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.

o	requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.
•	In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577/2012 (converted into Law No. 12,767/2012); and (ii) Provisional Measure No. 579/2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “—Concessions.”
•	In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “—Concessions—2013 Concession Renewal Law.”
•	In 2015, the Brazilian government enacted Provisional Measure No. 688/ 2015, converted into Federal Law No. 13,203/2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective Assured Energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to Final Customers upon payment of a risk premium to the Brazilian government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total Assured Energy.
•	In 2016, the Brazilian government enacted Provisional Measure No. 735/2016, converted into Federal Law No. 13,360/2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the Free Market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.

•	In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector.” This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.
•	In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Consumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•	In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession) This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession. In December 2022, the decree was amended by Decree No. 11,307/2022, in order to contemplate other forms of privatization of the holder of the generation concession in addition to the transfer of share control.
•	During 2018, the Brazilian government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•	In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using Thermoelectric Plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.
•	In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by consumers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: consumers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: consumers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: consumers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for consumers with electric load below 500 kW.
•	In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo - DESSEM), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – SIN), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, Thermoelectric Plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.
•	In September 2020, Law No. 14,052 (the “GSF Law”) was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years. The resolution was amended by Normative Resolution No. 945/2021, changing the compensation methodology for plants that renegotiated the hydrological risk under Normative Resolution No. 684/2015. ANEEL later approved the deadlines for the extension of the grant of the plants participating in the MRE through Homologatory Resolutions No. 2,919/2021 and No. 2,932/2021. Those interested in adhering to new mechanism must withdraw from lawsuits related to the mitigation of hydrological risks of the MRE and execute a term of acceptance of such conditions.

•	In December 2020, through Normative Resolution No. 905/2020, ANEEL consolidated the rules for Electric Energy Transmission Services in the National Electric System, effective January 1, 2021.
•	Additionally, 2020 and 2021 were atypical years due to the COVID-19 pandemic, which required the introduction of various legal and regulatory measures, as highlighted below:
o	In March 2020, Decree No. 6 officially declared a state of emergency in Brazil, effective until December 31, 2020. On the same date, Decree no. 10,282 was released (complemented by Decree No. 10,288/2020), which regulated Law No. 13,979/2020 and dealt with the new COVID-19 measures, including directives regarding the operation of public services and essential activities, specifically the electricity sector and electricity generation, transmission and distribution. By means of Decree No. 117/2020, the MME also established a Crisis Committee within the Ministry’s scope to articulate, coordinate, monitor, guide and supervise the measures and actions taken against COVID-19 for the duration of the public health crisis. In line with the guidelines established by this decree, ANEEL issued Decree No. 6,335/2020, the Office of Monitoring the Electrical Situation (Gabinete de Monitoramento da Situação Elétrica), with the objective of identifying the effects of the COVID-19 pandemic on the electrical energy market and monitoring the economic-financial situation in relation to supply and demand, as well as coordinating studies of proposals to preserve equilibrium between different entities within the sector.
o	In March 2020, to ensure the continuity of electricity distribution services, ANEEL issued Normative Resolution No. 878/2020, solidifying the Agency’s first measures in order to guarantee the supply of electricity to certain consumer units that have lost the ability to remain compliant as a result of the COVID-19 pandemic. This especially concerns consumer units related to the supply of energy to services and activities considered essential, as defined by Federal Decrees No. 10,282/2020 and No. 10,288/2020.
o	On April 8, 2020, the Brazilian government issued Provisional Measure No. 950, which specified temporary emergency measures for the electricity sector to cope with the state of emergency by establishing an exemption in energy tariffs funded by the CDE for low-income consumers for up to 220 kWh/month, for the period of April 1 to June 30, 2020. For this purpose, resources were provisioned by means of a credit operation aimed at providing financial relief to electricity distributors. On the same date, ANEEL published Order No. 986, authorizing the CCEE to transfer the surplus financial resources available in the reserve fund for future relief to the sector’s agents, based on consumption, with the aim of reinforcing the sector’s liquidity in the midst of the COVID-19 pandemic.
o	On May 18, 2020, Decree No. 10,350 was issued by the Brazilian government, which regulated Provisional Measure No. 950/2020 and provided for the creation of the COVID-19 Fund. This fund was to receive resources to cover potential deficits or anticipate distributors’ revenues and regulate the use of tariffs by the CDE for the purpose of payments and receipts of amounts to cover or defer costs arising from the COVID-19 pandemic. Through Resolution No. 885/2020, ANEEL established criteria and procedures for the management of the COVID-19 Fund. The value of the resources of the COVID-19 Fund given to concessionaires were made operational by the CCEE throughout 2020, considering, for this purpose, the existence of a positive balance in the fund.

o	In May 2020, by means of Order No. 1,511/2020, ANEEL, suspended the systematic application of the system for activating the Tariff Flags (Bandeiras Tarifárias), under exceptional and temporary circumstances, as provided for in Submodule 6.8 of the Procedures for Tariff Regulation. This added a “green flag” through December 31, 2020 to cover the electric sector’s costs with resources from the COVID-19 Fund. This was in effect until November 30, 2020, when it was revoked by ANEEL with the same-day issuance of Order No. 3,364/2020.
o	In September 2020, Provisional Measure No. 998/2020 was issued, due to important changes in the electricity sector rules to mitigate the effects on the consumer due to aid granted to companies as a result of the COVID-19 pandemic. After being approved by the House of Representatives on December 17, 2020 and by the Federal Senate on February 4, 2021, being sanctioned in March 2021 by the President of the Republic, through Law 14.120, of March 1, 2021. With the same purpose, Law No. 14,120 allowed the reallocation of certain P&D and energetic efficiency (EE) resources to the CDE account between 2021 and 2025 for certain projects. New enterprises for renewable energy among others are excluded from this benefit. New projects for hydrological energy with more than 30 MW capacity will be entitled to a discount in tariffs of 50% for 5 years counted a March 2, 2021 and 25% for the subsequent 5 years.
o	In 2021, Law 14,120/2021 also set a deadline for the definition of guidelines for the government for the granting of certain environmental benefits, aligned with certain efficiency, safety and competitiveness parameters, in connection with the efforts to modernize the electricity sector.
o	In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, and implemented pursuant to a schedule defined by MME Directive 301/2019.
o	In April 2021, CNPE Resolution 24/2021 approved the Guidelines on Cybersecurity for the Electricity Sector, as established in CNPE Resolution 1 of February 10, 2021, which created a working group with consideration for prevention, treatment, response and systemic resilience.
o	In April 2021, Law No. 14,134/2021 was approved, establishing the new regulatory framework for the natural gas market in Brazil. This law sets rules for the economic activities of transportation of natural gas through pipelines and changed the regime for economic exploration of such activity from concession to authorization to be granted by ANP. It also regulated the import, export, treatment, processing, storage and commercialization of natural gas, among other related activities.
o	In May 2021, Decree No. 10,707 was passed to regulate the legal provisions for the suspension of electricity supply to consumers in the Free Market and reserve capacity contracts, with the goal of assuring the continuous supply of electricity.
o	In June 2021, several measures were adopted by the Federal Government to address the scarcity of hydroelectric power. Provisional Measure 1,055/2021 created the Chamber of Exceptional Rules for Hydroelectric Management (“CREG”) to establish emergency measures for the optimization of the use of hydroelectric resources and to combat water shortage, in order to preserve the continuity and security of the electro energetic supply in Brazil. The CREG was entitled to approve urgent measures proposed by the Comitê de Monitoramento do Setor Elétrico (CMSE) and if approved, compliance was mandatory by other regulatory agencies and entities in the sector. Among the measures adopted by CREG, the following stand out: (i) creation of an incentive program for the voluntary reduction of consumption by consumers of Groups A and B in the regulated market; (ii) the regulation of Tariffs Flags, (associating the tariffs to level of scarcity of water and hydrological shortages); and (iii) the adoption of a simplified procedure to demand reserved capacity from 2022 to 2025.

o	In July 2021, Law No. 14,182 approved the privatization model of Eletrobras and also set new rules for the purchase of reserve capacity from natural gas thermoelectric plants in several regions of Brazil and the allocation of at least 50% of the demand declared by distributors to hydroelectric plants up to 50 MW in the A-5 and A-6 auctions.
o	In December 2021, the Brazilian government published Provisional Measure No. 1,078/2021, which allows the structuring of credit operations using the Energy Development Account (“CDE”) for amortization, the same structure used for Conta-Covid. This measure mitigates the mismatch between revenues collected from the tariff and the costs of generating energy through loans to distributors to equalize these costs. Decree 10,939/2022 further regulated the matter. Additionally, the measure also provides for the institution of extraordinary tariff flags when necessary.
o	In December 2021, ANEEL published Normative Resolution No. 964/2021, that regulates provides guidelines for cybersecurity policies and activities for the sector.
o	In December 2021, Decree No. 10,893/2021 was published, easing the requirements for the issuance of authorizations to implementation and operation of power plants. It lifted the requirements relating to proof of feasibility to connect to the transmission and/or distribution system for generation projects based on solar, wind, biomass or qualified cogeneration until March 2, 2022. ANEEL published the Normative Resolution No. 1,038/2022, in order to complement the procedures for obtaining the authorization grant, establishing a deadline of 54 months for the implementation of the authorized undertakings.
o	In December 2021, ANEEL published REN No. 1,000/2021, which defines in a simpler and more objective manner the responsibilities of the agents and the procedures to be followed by consumers so that universal access to the electric power service is available in an efficient and valuable manner.
•	In January 2022, the Federal Government published Decree No. 10,946/2022, which regulates the assignment of use of physical spaces and the use of natural resources in internal waters owned by the Union, in the territorial sea, in the exclusive economic zone and on the continental shelf for the generation of electricity from offshore projects. As a result, the MME published Normative Ordinance No. 052/2022, establishing the complementary procedures related to the assignment of onerous use for exploitation of offshore generation enterprise as well as creating, together with the Ministry of Environment, through Interministerial Ordinance No. 03/2022, the Unified Portal for Management of the Use of Offshore Areas for Power Generation.
•	In January 2022, the Government enacted Law No. 14,300/2022, which established the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (SCEE), and the Social Renewable Energy Program (PERS). In compliance with the approved Law, ANEEL approved Normative Resolution No. 1,059 that improves the rules for the connection and billing of microgeneration and minigeneration plants distributed in electricity distribution systems, as well as the rules of the Electric Energy Compensation System.
•	In June 2022, the Government published Law No. 14,385/2022, which regulated the exclusion of ICMS from the PIS and COFINS tax base and the return of overpaid tax amounts by public service providers of electricity distribution, being destined to the reduction of the tariff.
•	In June 2022, the Complementary Law Project (PLP) No. 18/2022 to limit the collection of ICMS on fuel, electricity, communications, and public transportation was converted into Complementary Law No. 194/2022, as they are considered essential and indispensable goods and services.

•	In June 2022, ANEEL altered the methodology for calculating the TUST and TUSD through Normative Resolution No. 1,024/2022, defining components that intensify the locational signal for defining the tariffs, applicable from the 2022/2023 cycle. Consecutively, Normative Resolution No. 1,041/2022 was published, establishing a transition period until 2027 for the full application of the new rules.
•	In July 2022, the CNPE approved, through Resolution 08/2022, the Plan for the Recovery of the Regularization Reservoirs of Hydroelectric Power Plants, over a period of up to 10 years, proposing short, medium and long-term actions, with the objective of improving, in an integrated manner, the policy, planning, governance, and regulation of the electric power sector and other sectors that use water resources, so as to optimize the multiple use of water.
•	In September 2022, ANEEL published Normative Resolution No. 1,040/2022, creating the Demand Response framework program, which allows the possibility of voluntary reduction or displacement of electricity demand by large consumers, as an alternative to be employed by ONS in the planning of the SIN operation.
•	In September 2022, the MME published Ordinance No. 050/2022, which established that as of January 1, 2024, consumers classified as Group A (high voltage) may opt to purchase electricity from any concessionaire, permissionaire, or authorized power supplier in the National Interconnected System.
•	In December 2022, the Federal Government issued Decree No. 11,314 regulating the bidding and the extension of transmission concessions at the end of their term, conditioning the extension of the concession when the bidding is unfeasible or results in damage to the public interest, as long as the concessionaire formalizes the extension request at least 36 months before the end of the concession.
•	In February 2023, ANEEL approved the regulation of the Law No. 14,300/2022, establishing new guidelines, among other aspects (i) for charging for the use of the distribution network, (ii) deadlines for distributors to carry out connection works, (iii) presentation of performance bonds. ANEEL' s Normative Resolution No. 1,059/2023 establishes how to insert the cost of tariff benefits of participants in the Electric Energy Compensation System - (“SCEE”) in the Energy Development Account (“CDE”) and in the tariff processes of distributors companies. From now on, new GD projects are subject, among other rules, to staggered payments of the so-called “Fio B,” starting at a percentage of 15% from this year until reaching full payment in 2029.

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

•	In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:
o	Termination of the quota system applicable to hydropower plants (HPP) concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the CDE in order to reduce what is charged to the population;
o	Lowering the minimum thresholds for accessing the Free Market;
o	Approach between the short-term price formation and the operating cost of the system;

o	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
o	Effects of the migration of consumers to the Free Market;
o	Market for environmental attributes;
o	Attraction of foreign capital for investments in the Brazilian energy sector;
o	More efficient tariff discounts;
o	Allocation of resources from the global reversion reserve to the transmission segment;
o	Guidelines for the use of research and development resources;
o	Modernization of the regulated market; and
o	Reduction of judicial disputes regarding the hydrological risk.
•	In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•	Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October, 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.
•	In November 2019, the Brazilian government submitted to Brazilian Congress Bill No. 5,877, which, among other matters, address the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras. Such bill determines the privatization of Eletrobras pursuant to a capital increase and public offering of new common shares (that entitle their holders to voting rights), resulting in the dilution of the stake held by the Brazilian government in Eletrobras (the “Eletrobras Privatization”). In February 2021, Provisional Measure No. 1,031/2021 on the Eletrobras Privatization was issued.
•	In November 2019, ANEEL submitted a proposed amendment to Resolution No. 482/2012 to a public hearing. This resolution refers to the distribution of micro and mini energy generation. The update of such rules was required in 2015 by Resolution 687/2015 and suggests improvements to the credit compensation system in view of changes to distributed generation in recent years.
•	In December 2019, CNPE approved its Resolution No. 29, pursuant to which (i) it reviewed the general criteria adopted with respect to supply guarantee in studies on offer expansion, planning of the SIN operations, and calculations of Assured Energy and power of a generation project. However, MME shall determine the specific thresholds for such criteria, which is used in the calculation of Assured Energy and plans for expansion.
•	In 2020, due to the COVID-19 pandemic, discussions beginning in 2017 between the MME and the electric sector with regards to proposals for the industry’s improvement of the legal and regulatory framework were interrupted. This meant limited progress on measures such as PL No. 1,917/2015 and PLS No. 232/2016, which address issues such as the commercial model of the electric sector, the portability of electricity bills and concessions for electric energy generation. The COVID-19 pandemic also allowed for compromise within Special Commission of the House of Representatives, established in August 2019, regarding the Brazilian Electric Energy Code, which aims to consolidate electricity legislation that is currently scattered between ordinances issued by various government agencies. In 2021, the Congress reinitiated the discussions towards PL Nos. 1,917/2015 and PLS No. 232/2016 (now PL No. 414), the later now being labeled a priority bill under consideration of the Congress.

•	Additionally, CCEE published two relevant Technical Notes. The first suggests mechanisms to improve the monitoring of the electricity energy market, as well as the regulation of the commercialization of electricity, by the adoption of new procedures to identify market risks and anomalous conduct, supported by the practices and principles adopted in the financial market. The second one proposes improvements to the models of financial safeguards and mechanisms to mitigate losses arising from defaults in the Spot Market. ANEEL will deliberate on whether to submit the proposals to public hearing.
•	On January 13, 2022, through Decree No. 10,939, the measures aimed at facing the financial impacts resulting from the water shortage situation, which affected the country throughout 2021, were regulated. The contracting of a loan for the creation and management of the Hydric Shortage Account was authorized by the Chamber of Commercialization of Electric Energy - CCEE, destined to cover, totally or partially, the costs of the balance of the centralizing account of the resources of the tariff flags for April 2022 and the importation of energy referring to July and August 2021.
•	In the case of Copel Distribuição S/A, the amount of R$ 145.8 million was received, fully reverted as a negative financial component, reducing the consumer’s tariff, in the tariff process of June 24, 2022. The payment will be diluted in the consumers’ tariffs, in 54 installments, starting in the 2023 tariff readjustment process.
•	However, throughout the year 2022, due to the increase in rainfall, the recovery of the hydric affluence was observed, increasing the level of the reservoirs, and impacting the reduction of energy purchase from thermal plants, whose generation cost is higher in relation to other sources. The conjuncture was favorable for the reduction of the value charged to the consumer regarding the tariff flags that, from January to April 2022, were in the “Hydric Shortage” level, changing to the green flag from May to December 2022.
•	An important solution brought by Law 14,385/2022, which disciplines the exclusion of ICMS from the calculation basis of PIS and COFINS, was the settlement of the liability related to the collection of values of such taxes overpaid by the distributors, determining that they be returned in full to consumers through the tariff processes, according to equitable criteria. In the tariff readjustment of Copel Distribuição S/A, on June 24, 2022, it was considered, as a PIS and COFINS credit, the amount of R$ 1.593 billion as a financial component that reduced the tariff for the period from July 2022 to June 2023.
•	Furthermore, there was also the approval of the limitation of ICMS collection on fuel, electricity, communications, and public transportation, with effects on the tariff, by Complementary Law No. 194/2022, which considered them essential and indispensable goods and services.
•	Another important factor impacting the sector was the privatization process of Eletrobras (Law 14,182/2021), whose amounts contributed to the Account for Energy Development (CDE) were reverted to the tariff moderation of consumers served in the regulated contracting environment. In the case of Copel Distribuição S/A, the amount reverted in the tariff process of June 2022 was R$ 318.1 million.
•	With regards to distributed generation, we highlight the publication of Law no. 14,300/2022, which establishes the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (SCEE), and the Social Renewable Energy Program (PERS).
•	The law allowed existing consumer units and those that file an access request within 12 months of its publication, to continue until December 31, 2045, the benefits currently granted through the Electric Energy Compensation System (SCEE). For consumer units requesting access after this deadline, the law established a transition period for the gradual charging of the compensated energy for tariff components not associated with the cost of energy.

•	In benefit of the modernization of the electric sector, the publication of Normative Rule no. 050/2022 stands out, establishing that as of January 1, 2024, consumers classified as Group A may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the SIN, taking an important step towards the opening of the free power market, also making it possible that in the future consumers connected at low voltage may benefit from it.
•	In October 2022, the MME launched Public Consultation 137/2022 with a proposal for the publication of an ordinance providing for the reduction of load limits for the contracting of electricity in the free market by consumers connected at low voltage, as of January 1, 2028, with these consumers to be represented by a retail agent before the CCEE.
•	In November 2022, in face of the insufficient capacity of the transmission system to flow the electric energy generated by new plants, the MME made available the drafts of the Ministerial Order referring to the guidelines and systematics of the competitive procedure for contracting the flow margin for generation, regulated by Decree No. 10,893/2021, which will allow the participation of generation projects, from solar, wind, biomass, or qualified cogeneration, which requested the granting of authorization without the presentation of access information, and for other projects that do not have a contract for the use of the transmission and distribution system.
•	Finally, on the issue of debates about the legal framework and improvement of the regulatory framework of the electricity sector, especially Bills 414/2021 and 1,917/2015, there was no progress in 2022, being under analysis and processing by the legislative bodies. They receive, however, attention from the distributors that follow and study the possible impacts and should be one of the main topics on the agenda of Congress during the year 2023.

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

The electricity generated by Itaipu will continue to be sold by ENBPar to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed as follows under “–Distribution Tariffs.”

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

Focusing on the future of the electricity sector, the Ministry of Mines and Energy launched Public Consultation No. 33/2017 with the purpose of obtaining the view of different participants around improvements in the business model of the sector. Issues such as the expansion of the Free Market and removal of barriers to the entry of its participants, hourly energy price, adequate allocation of risks, security of supply and socio-environmental sustainability were discussed. Further regulation is expected for the years to come with bills being discussed in the Brazilian Congress in order to implement reforms in the power sector. For more information see “–Potential New Regulatory Framework.”

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

Since 2004, CCEE has conducted 35 auctions for new generation projects, 27 auctions for energy from existing power generation facilities, ten auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources, 17 auctions for market adjustments, one simplified competitive procedures and two capacity reserve auction. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

Restricted Activities of Distributors

Distributors in the Interconnected Transmission System are not permitted to (i) engage in activities related to the generation or transmission of electric energy, (ii) hold, directly or indirectly, any interest in any other company, corporation or strategic agreement, or (iii) engage in activities that are unrelated to their respective concessions, except for those permitted by law or the relevant concession agreement. According to Law No. 13,360/2016, distributors are allowed to sell energy to Free Customers. This possibility is regulated by ANEEL through Normative Resolution No. 1,009/2022, with the application of the MVE.

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

Electricity distribution concessionaires are also entitled to periodic tariff revisions (revisão periódica) every four or five years. In these processes, Parcel B is recalculated, taking into account incentives for efficiency, quality improvement and reasonable tariff. These revisions are aimed at (i) assuring necessary revenues to cover efficient Parcel B operational costs and adequate compensation for investments deemed essential for services provided within the scope of each such company’s concession and (ii) determining the “X factor.” The fifth amendment to our concession agreement, which establishes the renewal of our concession agreement, determines the Periodic Tariff Review every five years.

The X factor for each distribution company is calculated based on the following components:

•	P, based on the concessionaire's productivity, which is calculated through the distribution segment productivity (PTF), determined by the ratio between the variation in the tariff market and operating and capital costs, plus the average growth of the concessionaire’s own tariff market;
•	T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and
•	Q, based on quality target indicators that measure the interruption of energy supply to Final Customers, and other quality indicators.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2023 will be R$ 5.45 billion.

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

Distribution concessionaires will be able to pass on to its Final Customera CDE charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “—Regulated Market Account–ACR Account.”

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

Water Scarcity Account

Created through Decree No. 10,939, of January 13, 2022 and regulated by ANEEL Normative Resolution No. 1. 008/2022, the Water Scarcity Account is intended to receive funds to cover, in whole or in part, the additional costs arising from water shortage for the concessionaires and permissionaires of public service of electricity distribution. The Water Scarcity Account allowed the postponement and payment in installments of the tariff impacts arising from the period of hydrological crisis, not immediately impacting the energy bills in the year 2021, through financial operations using the tariff charge of the Energy Development Account (“CDE”). The Electricity Trading Chamber is responsible for contracting the financial operations aimed at raising funds and managing the Water Scarcity Account, ensuring the full transfer of the costs related to these operations to the CDE, as regulated by ANEEL.

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

The amount to be invested in research and development must be distributed as follows:

•	40% to our research and development projects, under the supervision of ANEEL;
•	40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and
•	20% to the MME, to defray EPE.

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

Thus, according to Brazilian environmental legislation, any action that represents environmental risk can result in up to three types of liability: civil, administrative and criminal. Thus, those who violate an environmental law may be subject to administrative and criminal sanctions, and in cases of environmental damage, will have the obligation to repair or compensate the affected party. Administrative sanctions may apply to us and to individual company representatives simultaneously and may include significant fines and suspension of activities. Criminal sanctions may include fines, and for individuals, including directors and employees of companies that have committed environmental crimes, possible imprisonment.

All of ours power generation, distribution and transmission facilities are subject to environmental licensing procedures and environmental licenses obtained by such facilities may establish several criteria. The maintenance of these licenses will still be subject to compliance with certain requirements, hence why the we consistently act in full compliance of applicable environmental legislation.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2022.

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

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.3% and 1.1%, respectively, in growth rate. In 2020, the growth rate decreased by 4.1%. In 2021, the growth rate increased by 4.6%. In 2022, the growth rate increased by 2.9%.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Inflation (IPCA)	5.79%	10.06%	4.52%
Inflation (IGP-DI)	5.03%	17.74%	23.7%
Appreciation (depreciation) of the real vs. U.S. dollar	(6.5)%	7.5%	(28.8)%
Period-end exchange rate – US$1.00(1)	5.2171	5.5799	5.1967
Average exchange rate – US$1.00	5.1648	5.3949	5.1558
Change in real GDP	2.9%	4.6%	(4.1)%
Average interbank interest rates(2)	12.5%	4.5%	2.8%

(1)	The real/U.S. dollar exchange rate at December 31, 2022 was R$5.2171 per US$1.00.
(2)	Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

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

Sales to Final Customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 53.1% of the volume of electricity we made available in 2022, and accounted for 60.3% of our energy sales revenues. Almost all of such sales were to Captive Customers. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, or if our Board of Directors elects to reduce the tariff increase awarded by ANEEL, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.

•	In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•	In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•	In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred and included as a financial component in the 2015 annual adjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
•	In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s Average Tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.
•	In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to Final Customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.
•	In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.

•	In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive consumers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Our retail tariff (residential B1) was reduced by an average of 11.8% during April 2017 due to the adjustment resulting from the removal of the Reserve Energy Charge (EER) tariff coverage of the Angra III plant, retroactive to the last Periodic Tariff Review, held in June/2016. As of May 2017, the tariff was reset, disregarding the effect arising from the retroactive adjustment, but maintaining the exclusion of the EER (Reserve Energy Charge) component of Angra III for the coming months, until June 2017, the month of the adjustment annual tariff.
•	In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.
•	In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.
•	In June 2019, ANEEL approved the annual adjustment of our Tariffs, increasing them on average by 8.57%, with -1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our consumers was an increase by 3.41%.
•	In June 2020, ANEEL approved the annual adjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an aim to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff adjustment in the amount of R$536 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (CVA), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.
•	In June 2021, ANEEL approved the fifth periodic review of our Retail Tariffs, increasing them by 9.89% in average, of which: 1.19% related to the inclusion of financial components; 1.05% due to the update of Portion B; 8.62% related to the update of Portion A; and (0.98)% reflecting the removal of the financial components of the previous tariff process.
•	In June 2022, ANEEL approved our annual tariff adjustment with an average tariff increase of 4.90%, of which: -3.04% referring to the inclusion of financial components; 3.14% due to the update of Part B; 5.04% referring to the update of Part A; and -0.24% reflecting the withdrawal of financial components from the previous tariff process.

Purchase and Resale of Energy

Our distribution business purchases energy from generation companies and resells this energy to Final Customers at regulated rates. For more information, see “Item 4. Information on the Company— Business—Generation” and “Item 4. Information on the Company—Business—Purchases for the captive market.” Our major long-term contracts or purchase obligations are described as follows.

•	We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2022, our electricity purchases from Itaipu amounted to R$1,461.0 million;
•	Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Concessions—Auctions in the Regulated Market.”

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

Special Obligations

The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against the assets. The highest amount we recorded as special obligations as of December 31, 2022, from the distribution segment, was R$2,775.4 million as a reduction of intangible assets and R$73.0 million as a reduction of contract assets. More information in Notes 10.1 and 17.1 to our Financial Statements.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2022, 2021 and 2020:

Categories of purchaser	2022	2021	2020
Electricty Sales
Electricity sales to Final Customers
Average price (R$/MWh):(1)
Industrial customers	453.99	541.07	419.46
Residential customers	419.11	507.95	391.78
Commercial customers	449.55	530.84	407.78
Rural customers	325.89	354.96	250.27
Other customers(3)	667.93	715.58	604.80
Free Customers(2)	234.15	231.00	216.50
All customers	369.09	426.23	350.58
Volume (GWh):
Industrial customers	2,102	2,275	2,314
Residential customers	8,212	8,068	7,910
Commercial customers	4,295	4,149	4,172
Rural customers	2,357	2,461	2,451
Other customers(3)	2,404	2,359	2,333
Free Customers(2)	11,498	9,538	7,989
All customers	30,868	28,849	27,169
Total revenues from sales to Final Customers (millions of R$)	11,393	12,296	9,525
Electricity sales to distributors(4)
Average price (R$/MWh)(1)	155.58	320.83	224,55
Volume (GWh)	29,950	21,925	19,287
Total revenues (millions of R$)	4,644	7,034	4,331
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(5)	277.12	328,92	321.23
Volume (GWh)	5,272	5,435	5,498
Percentage of total Itaipu production purchased	7.5	8.2	9.2
Total cost (millions of R$)(6)	1,461.0	1,787.7	1,766.1
Purchases from Angra
Average cost (R$/MWh)	342.03	230,23	277,69
Volume (GWh)	928	976	968
Total cost (millions of R$)(6)	317.4	224.7	268.8
Purchases from CCGF
Average cost (R$/MWh)	127.98	116.10	109.18
Volume (GWh)	5,901	5,916	6,136
Total cost (millions of R$)(6)	755.2	686.3	669.9
Purchases from others(4)
Average cost (R$/MWh)	154.43	196.00	213.77
Volume (GWh)	36,024	34,719	19,295
Total cost (millions of R$)(6)	5,563.3	6,805.0	4,124.7

(1)	Average prices or costs do not consider “use of main distribution and transmission grid” revenue and were calculated by dividing (i) the corresponding revenues, including taxes, by (ii) MWh of electricity sold.
(2)	Includes Free Customers of Copel GeT and Copel Mercado Livre.
(3)	Includes public services such as street lighting, as well as the supply of electricity to government agencies, and Donations and grants.
(4)	Energy traded between our subsidiaries not included.
(5)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(6)	See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The following table summarizes our results of operations for the years ended December 31, 2022, 2021 and 2020.

In 2022, our net income decreased 77.2% compared to 2021 mainly due to non-recuuring events that negatively affected our financials statements, especially related to provision for allocation of PIS and COFINS credits and the increase in provision associated with an arbitration in the evidentiary instruction phase and liquidation of the sentence. Despite this, in 2022, the result was positively impacted by, among other factors, the more favorable hydrological scenario and startup of Vilas Wind Complex into the generation portfolio, , the 0.8% increase in the grid market (which considers offset energy from Mini and Micro Distributed Generation – MMGD) and the 5th tariff review cycle of Copel Distribuição, by the increase on transmission assets remuneration and by the increase in energy volume sold by Copel Mercado Livre in comparison to the prior year.

Below is a discussion of the significant components of our results of operations, on a consolidated basis. For more information on our reportable statements, see Note 33 to our audited consolidated financial statements.

	Year ended December 31,
	2022	2021	2020
	(R$ million)
Net Operating Revenues:	-	-	-
Electricity sales to Final Customers:	11,393.0	12,296.5	9,524.8
Residential	3,441.7	4,098.2	3,098.9
Industrial	954.3	1,230.9	970.6
Commercial, services and other activities	1,930.8	2,202.5	1,701.2
Rural	768.1	873.6	613.4
Other classes	4,298.0	3,891.3	3,140.7
Electricity sales to distributors	4,644.2	7,034.2	4,331.0
Use of main distribution and transmission grid	9,843.7	10,088.3	8,780.5
Residential	2,899.4	3,011.5	2,788.7
Industrial	1,174.1	1,456.4	1,273.3
Commercial, services and other activities	1,735.2	1,771.5	1,628.1
Rural	663.0	623.3	548.7
Other classes	645.7	633.2	582.3
Free consumers	1,819.2	1,440.9	1,164.0
Concessionaires and generators	86.2	79.5	61.7
Operating and maintenance income - O&M and interest income	820.9	1,072.0	733.7
Construction income	2,176.2	1,951.6	1,414.1
	-	-	-
Distribution of piped gas	1,669.6	950.9	679.3
Result of Sectorial financial assets and liabilities	1,847.9	2,502.3	746.1
Other operating revenues	534.3	359.0	406.5
Fair value of assets from the indemnity for the concession	89.9	142.6	57.3
(-) Revenue deductions	(10,270.9)	(11,340.9)	(7,306.5)
	21,927.9	23,984.5	18,633.1
Operating Costs and Expense (1)	-	-	-
Electricity purchased for resale	(8,096.9)	(9,503.7)	(6,829.5)
Charge of the main distribution and transmission grid	(2,520.5)	(2,501.6)	(1,525.6)
Personnel and management	(1,026.9)	(1,550.9)	(1,601.9)
Pension and healthcare plans	(266.2)	(248.8)	(228.6)
Material	(92.4)	(69.8)	(72.7)
Materials and supplies for power electricity	(120.4)	(1,854.9)	(404.5)
Natural gas and supplies for gas business	(939.5)	(506.1)	(354.7)
Third-party services	(800.7)	(706.6)	(558.0)
Depreciation and amortization	(1,301.0)	(1,082.5)	(1,009.9)
Credit losses, provisions and reversals	(831.2)	(185.0)	(201.4)
Construction cost	(2,149.2)	(1,899.8)	(1,417.5)
Hydrological risk renegotiation - GSF	-	1,570.5	-
Other costs and expenses	(534.6)	(365.4)	(369.2)
Provision for allocation of PIS and Cofins credits	(810.6)	-	-
	(19,490.1)	(18,904.6)	(14,573.5)
Equity in earnings of associates and joint ventures	478.6	366.3	193.5
Financial results	(1,966.0)	(327.4)	866.3
Profit before income tax and social contribution	950.4	5,118.8	5,119.4
Income tax and social contribution on profit	199.1	(1,259.6)	(1,285.4)
Net income from continuing operations	1,149.5	3,859.2	3,834.0
Net income (loss) from discontinued operations	-	1,189.6	75.6
Net income for the year	1,149.5	5,048.8	3,909.6
Net income attributable to controlling shareholders	1,112.0	4,952.6	3,904.2
Net income attributable to non-controlling interest	37.3	96.0	5.5
Other comprehensive income	210.0	152.7	(179.2)
Comprehensive income	1,359.3	5,201.4	3,730.6
Comprehensive income attributable to controlling shareholders	1,319.3	5,105.2	3,725.2
Comprehensive income attributable to non-controlling interest	40.0	96.2	5.3

(1)	Includes values for Hydrological risk renegotitation - GSF and Provision for allocation of PIS and COFINS credits

Results of Operations for 2022 compared with 2021

Operating Revenues

Our consolidated net operating revenues decreased by 8.6%, or R$2,056.6 million, in 2022 compared to 2021. This result reflected a decrease of R$2,390.0 million in electricity sales to distributors partially offset by an increase of R$ 718.7 million in distribution of piped gas. Below are the main reasons for variations in operating revenue accounts:

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers decreased by 7.3%, or R$903.5 million, mainly due to the reduction in the ICMS rate on electricity operations from 29% to 18%, in accordance with Federal Law 194/22 and the growth of micro and mini distributed generation, as follows:

•	The revenue from electricity sold to residential customers decreased R$656.4 million in 2022 compared to 2021, reflecting a decrease of 17.5% in the average price (R$/MWh) of the electricity sold during the same period, despite the increase in volume sold compared to 2021.
•	The revenue from electricity sold to industrial customers decreased by 22.5%, or R$276.6 million, in 2022 compared to 2021, reflecting a decrease of 16.1% in the average price (R$/MWh).
•	The revenue from electricity sold to commercial customers decreased by 12.3%, or R$271.7 million, in 2022 compared to 2021, reflecting a decrease of 15.3% in the average price (R$/MWh).
•	The revenue from electricity sold to rural customers decreased by 12.1%, or R$105.5 million, in 2022 compared to 2021.
•	The revenue from electricity sold to free customers increased by 26.3%, or R$378.3 million, in 2022 compared to 2021. This increase is mainly due to increase of 39.6% in the volume of energy sold to Copel Mercado Livre’s free consumers.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors decreased by 34%, or R$2,390.0 million in 2022 compared to 2021, mainly due to the reduction of energy produced by TPP Araucária in 2022, as a consequence of the improvement in hydrological conditions.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid decreased by 2.4%, or R$244.6 million, mainly due to the decrease in remuneration on transmission assets, due to the reduction of the IPCA and IGPM indexers, the exemption in ICMS over TUSD/TUST as of September 2022, despite the 0.8% growth in the billed grid market and the tariff adjustment of Copel Distribuição which corresponded to the Average Tariff effect being 9.32% for consumers connected in high voltage and 2.68% for consumers connected in low voltage.

Construction income. Our revenues from construction increased by 11.5%, or R$224.6 million, mainly to higher investments in the energy distribution segment.

Distribution of Piped Gas. Revenues from the distribution of piped gas increased by 75.6%, or R$718.7 million, higher volume distributed in the captive market and the tariff adjustment applied to consumers in February, May and August 2022, with an average cumulative effect of 78.3% in the gas portion as of January, 2022.

Sectorial Financial Assets and Liabilities. Our financial assets and liabilities result decreased by 26.2%, or R$654.4 million as a result of the reduction in energy costs and other financial components.

Other Operating Revenues. Other operating revenues increased by 48.8%, or R$175.3 million, mainly as a result of the increase in the fair value of the energy purchase and sale agreements of Copel Comercialização, and increase in rental revenue.

Operating Costs and Expense

Our consolidated costs of sales and services provided increased by 3.1% or R$585.5 million. The main factors leading to such increase in our Operating Costs and Expense are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 14.8%, or R$1,406.8 million, mainly due to more favorable hydrological conditions in the period.
•	Charge of the Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 0.8%, or R$18.9 million due to the lower value of System Services Charges - ESS.
•	Personnel and administrative expenses decreased by 33.8%, or R$524.0 million, mainly reflecting the reduction of R$473.6 million in the provision for performance and profit sharing, the reduction in the number of employees and the cost reduction policy.
•	Material and Supplies for Power Electricity decreased 93.5% or R$1,734.5 million as a result of reductions in TPP Araucaria dispatch in 2022.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 85.6%, or R$433.4 million, resulting from the higher volume and price of acquisition for resale.
•	Third-Party Services. Expenses related to third party services increased by 13.3%, or R$94.1 million, resulting from the increase in maintenance costs of the electrical system, due to actions to reduce interruptions to consumers (DEC/FEC) and the increase in O&M services with full entry of wind farms.
•	Depreciation and Amortization. Depreciation and amortization increased by 20.2%, or R$218.5 million, mainly as a result of a revision of estimated useful life of certain assets in the generation segment, mainly due to the adherence, in 2021, to the hydrological risk renegotiation (GSF).
•	Credit losses, provisions and reversals. Accrual and provisions increased by 349.3%, or R$646.2 million, as a result of an increase of R$436.5 million in provisions for litigation and R$219.2 million in impairment of assets, mainly in the generation segment due to lower operation of TPP Araucária.

•	Construction Cost. Costs related to construction increased by 13.1%, or R$249.4 million, reflecting investments made in the transmission and distribution infrastructure of energy and piped gas.
•	Other Costs and Expenses. Other costs and expenses increased 46.3%, or R$169.2 million, mainly due to the increase in financial compensation for the use of water resources related to the higher volume of generation from hydroelectric plants and the increase of R$58.3 million in losses in the decommissioning and disposal of assets.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$478.6 million in 2022, an increase of 30.7%, compared to R$366.3 million in 2021. This variation is a result of the positive result of equity in the electricity transmission jointly controlled companies, mainly as a result of the higher monetary restatement on contract assets.

Financial Results

We recognized a decrease of financial gains of 500.5%, or R$1,638.6 million mainly due to: (i) update of provision for destination of PIS and Cofins credits of R$1,011.4 million; (ii) the lack ofincome from financial updating of the CRC contract due to its settlement in August 2021 and; (iii) increase in interest expenses in the amount of R$ 627.3 million, due to higher interest on loans and financing (CDI accumulated in 2022 of 12.38% against 4.42% in 2021), partially offset by the better return on financial investments (in the amount of R$299.4 million).

Income Tax and Social Contribution Expenses

Credits to be recovered as of December 31, 2022 amounted to R$199.1 million, referring mainly to the greater tax benefit related to the payment of interest on equity. For more information, see explanatory note 12.3 to our financial statements.

Results of Operations for 2021 Compared with 2020

Operating Revenues

Our consolidated net operating revenues increased by 28.7%, or R$5,351.4 million, in 2021 compared to 2020. This result reflected, an increase of R$9,385.8 million in gross operating revenue offset by an increase of R$4,034.4 million in revenue deductions (PIS/PASEP and COFINS, ICMS, ISSQN and sectorial charges). Below are the main reasons for variations in revenue accounts:

Electricity Sales to Final Customers. Our revenues from electricity sales to Final Customers increased by 29.1%, or R$2,771.7 million, mainly due to the increase in the average price and volume sold, as follows:

•	The revenue from electricity sold to residential customers increased R$999.3 million in 2021 compared to 2020, also considering a growth of 29.7% on the average price (R$/MWh) of the electricity sold during the same period, and the increase in volume sold compared to 2020.
•	The revenue from electricity sold to industrial customers increased by 26.8%, or R$260.3 million, in 2021 compared to 2020, considering an increase of 29.0% on the average price (R$/MWh).
•	The revenue from electricity sold to commercial customers increased by 29.5%, or R$501.3 million, in 2021 compared to 2020, considering an increase of 30.2% on the average price (R$/MWh).
•	The revenue from electricity sold to rural customers increased by 42.4%, or R$260.2 million, in 2021 compared to 2020. This increase is mainly due to the reduction of subsidies applied to the rural class, under the terms of Federal Decree n. 9,642/2018.
•	The revenue from electricity sold to free customers increased by 27.4%, or R$ 473.7 million, in 2021 compared to 2020. This increase is mainly due to increase of 70.0% in the volume of energy sold to Copel Mercado Livre’s free consumers.

Electricity Sales to Distributors. Our revenues from electricity sales to distributors increased by 62.4%, or R$ 2,703.2 million, mainly due to the sale of 2,195 GWh of energy produced by TPP Araucária in 2021 and the increase in volume of energy sold under bilateral contracts by Copel Mercado Livre.

Use of main distribution and transmission grid. Our revenues from the use of main distribution and transmission grid increased by 14.9%, or R$1,307.8 million, mainly due to the increase in remuneration on transmission assets, due to the growth of the IPCA and IGPM indexers, the 5.6% growth in the grid market and the tariff adjustment of Copel Distribuição which corresponded to the Average Tariff effect being 9.57% for consumers connected in high voltage and 10.04% for consumers connected in low voltage.

Construction income. Our revenues from construction increased by 38.0%, or R$537.5 million, mainly to higher investments in the energy distribution segment.

Distribution of Piped Gas.Revenues from the distribution of piped gas increased by 40.0%, or R$271.6 million, due to the higher volume of sales from Compagas to TPP Araucária and the tariff adjustment, with an average effect of 18.2%, applied to consumers as of August 1, 2021.

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

Operating Costs and Expense

Our consolidated costs of sales and services provided increased by 29.7% or R$4,331.1 million. The main factors leading to such increase in our cost of sales and services provided are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale increased by 39.2%, or R$2,674.2 million, mainly due to the impact of the water crisis on energy prices and to cope with the higher volume of energy sold in the period.
•	Charge of the Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 64.0%, or R$976.0 million due to the higher value of System Services Charges - ESS due to the higher thermal dispatch outside the order of merit to face the water crisis and the tariff adjustment of the contracts of the basic grid.
•	Personnel and administrative expenses decreased by 3.2%, or R$51.0 million, mainly reflecting the reduction of R$114.3 million in the provision for performance and profit sharing, the reduction in the number of employees and the cost reduction policy, offset by the salary adjustment of 10.78% in October 2021 resulting from the higher inflation rate in the period (3.89% in October 2020), according to the collective bargaining agreement and the R$73.2 million increase in the provision for the voluntary termination program in the period.
•	Material and Supplies for Power Electricity increased 358.6% or R$1,450.4 million as a result of TPP Araucaria dispatch in 2021.
•	Natural Gas and Supplies for Gas Business. Expenses related to natural gas purchases increased 42.7%, or R$151.4 million, resulting from the higher volume of acquisition for resale.

•	Third-Party Services. Expenses related to third party services increased by 26.6%, or R$148.6 million, resulting from the increase in maintenance costs of the electrical system, due to actions to reduce interruptions to consumers (DEC/FEC) and the increase in O&M services with full entry of wind farms.
•	Depreciation and Amortization. Depreciation and amortization increased by 7.2%, or R$72.6 million, as a result of a revision of estimated useful life of certain assets in the generation segment, mainly due to the effects of the hydrological risk renegotiation – GSF.
•	Credit losses, provisions and reversals. Accrual and provisions decreased by by 8.1%, or R$52.3 million, as a result of the reversal of impairment of R$110.3 million, mainly in the generation segment due to higher operation of TPP Araucária and of the reclassification of the recovery of revenues from estimate of credit losses account, which were included in other operational costs and expenses in 2020.
•	Construction Cost. Costs related to construction increased by 34.0%, or R$482.3 million, reflecting investments made in the transmission and distribution infrastructure of energy and piped gas.
•	Hydrological risk renegotiation – GSF. On September 28, 2021, the Board of Directors of Copel Geração e Transmissão (“Copel GeT”) approved the adhesion to the renegotiation of the hydrological risk of the Assured Energy portion not committed to the Regulated Contracting Environment (“ACR”), through the extension of the concession of its hydroelectric plants participating in the energy reallocation mechanism (“MRE”).
•	Other Costs and Expenses. Other costs and expenses increased 9.6%, or R$32.1 million, mainly due to the reclassification of the recovery of revenues from estimate of credit losses account, partially offset by gains from disposals of assets and rights.

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

Financial Results

We recognized a decrease of financial gains of R$1,193.7 million mainly due to: (i) recognition of PIS/COFINS tax credit in 2020; (ii) the lower income from financial updating of the CRC contract due to its settlement in August 2021 and; (iii) increase in interest expenses in the amount of R$ 248.2 million, due to higher interest on loans and financing (CDI accumulated in 2021 of 4.42% against 2.76% in 2020 and IPCA of 10.06% against 4.52%), partially offset by the better return on financial investments (in the amount of R$ 83.2 million).

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

We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and third party resources (BNDES, Other Financial Institutions and Capital Markets). In December 2022, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.3x (1.4x in 2021) with a cash balance, equivalent to cash and bonds and securities of R$2,678.8 million (R$3,488.9 million in 2021 and R$3,224.3 million in 2020).

With respect to long term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including Net Debt/EBITDA and minimum cash balance with the intention to preserve the liquidity and improve the capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity if conditions are favorable.5

All of our future liquidity conditions rely on a series of scenarios and may be adversely affected depending on market and other conditions. Actual liquidity may differ significantly for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information―Risk Factors.”F

We have not engaged in any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

We monitor our financial liquidity continuously and, for that purpose, we consider (i) on the external side, the possibility of raising funds through the Financial Institutions, Capital Markets and other Sectoral Institutions, and (b) on the internal side, taking the necessary actions in our operations by reducing expenses or postponing investments in order to guarantee the timely fulfillment of financial obligations. Accordingly, we expect to preserve the working capital required for our operations throughout the period.

In addition to working capital, our other principal uses of cash are capital expenditures, dividend payments and debt servicing. Capital expenditures were R$2,518.5 million in 2022 and R$2,255.2 million in 2021. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

	Year ended December 31,
	2022	2021	2020
	(R$million)
Generation and transmission(1)	472.7	494.8	431.9
Distribution	1,848.1	1,623.0	1,279.6
Telecom	-	54.4	103.4
Investment of associates and joint ventures	4.8	31.0	72.4
Araucária Thermoelectric Plant	153.6(2)	0.0	0.4
Compagas	23.1	14.3	15.2
Elejor	7.3	31.1	0.2
Others	8.9	6.7	1.6
Total	2,518.5	2,255.3	1,904.7

(1)	Considers investment in projects held 100% by Copel GeT.
(2)	Considers amounts referring to Major Inspection and Overhaul of the Plant, initially foreseen in the costing budget, which were reclassified as investments in the 2022 Financial Statements.

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2023 is R$2,182.3 million, of which:

•	R$274.9 million are for generation and transmission;
•	R$1,878.9 million are for our distribution business;
•	R$28.5 million are for other investments.

The following subsidiaries, which are not wholly owned by us, also budgeted their own capital expenditures for 2023, as described as follows:

•	Compagas: R$49.9 million; and
•	Elejor: R$26.7 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2022 was our operating activities. Net cash used by financing activities was R$1,922.0 million in 2022, compared with R$2,884.4 million in 2021. Net cash provided by operating activities was R$3,902.6 million in 2022, compared with R$3,386.8 million in 2021 and R$3,940.8 million in 2020. The increase in 2022, compared to 2021, was mainly due to the improvement in the hydrological scenario, with a lower need to purchase energy. The increase in 2021, compared to 2020, is mainly explained by the reduction in expenses with “Electricity Purchased for Resale,” due to the improvement in hydrological conditions. In 2023, we expect to finance our liquidity and capital requirements primarily with our own Resources, arising from retained earnings and cash generation from our operations, primary offering of our shares, and Third Party Resources (BNDES, Other Financial Institutions and Capital Markets).

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

The following table shows the maturity of loans, financing and debentures:

	(R$million)
	Short Term	Long Term
	2023	2024	2025	2026	2027	2028	>2028	Total
Domestic Currency	1,625.2	1,256.0	3,386.2	2,009.3	941.4	270.6	2,965.5	12,454.2
Foreign Currency	-	-	-	-	-	-	-	-
Total	1,625.2	1,256.0	3,386.2	2,009.3	941.4	270.6	2,965.5	12,454.2

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

Our outstanding loans and financing (including debentures) as of December 31, 2022 totaled R$12,454.2 million. As of December 31, 2022, we had no debt outstanding denominated in U.S. dollars. For more information on the terms of these loans and financings including reference to their specific maturity dates and interest rate structure, see Note 20 and 21 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	In December 2022, we have R$751.7 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•	In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2022, we had an aggregate balance of R$217.5 million of outstanding debt under these debentures;
•	In July 2018, Copel GeT issued R$1.0 billion in simple, non-convertible debentures, with an interest rate of 126% of the CDI index per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$357.6 million under these debentures;
•	In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$346.9 million under these debentures;
•	In September 2018, Copel Distribuição issued R$1.0 billion in simple, non-convertible debentures with an interest rate of CDI index + 2.70% per year, with a five-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$346.9 million under these debentures;
•	In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$360.9 million under these debentures;
•	In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$1,104.2 million under these debentures;

•	In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1.45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$618.2 million under these debentures;
•	In June 2021, Copel Distribuição issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.7742% per year and CDI index + 1.95% per year with a ten-year and five-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$1,566.3 million under these debentures;
•	In October 2021, Copel GeT issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of CDI index + 1.38% per year and IPCA index + 5.7138% per year with a five-year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$1,564.8 million under these debentures; and
•	In May 2022, Copel Distribuição issued R$1.5 billion in simple, non-convertible debentures, in three series, with an interest rate of IPCA index + 6.1732% per year, CDI + 1.21% per year and CDI + 1.36% per year with a three-year, five year and ten-year maturity and payment of interest on semester basis. As of December 31, 2022, we had an aggregate outstanding balance of R$1,525.0 million under these debentures.

BNDES

•	In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million, maturing in October 2031. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2022, the aggregate outstanding balance of these two contracts totaled R$623.5 million;
•	BNDES has provided a loan to us of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which we have a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2022, we had an aggregate of R$121.4 million in outstanding debt with BNDES and Banco do Brasil under this facility;
•	In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2022, we had an aggregate of R$11.2 million in outstanding debt under this financing contract;
•	In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2022, we had an aggregate of R$155.6 million in outstanding debt under this financing contract;
•	In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2022, we had an aggregate balance of R$32.0 million of outstanding debt under this financing contract;
•	In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$139.1 million funding on December 2014 and as of December 31, 2022, we had an aggregate outstanding balance of R$11.8 million under this financing contract;
•	In June 2015, we entered into a financing contract with BNDES in the total value of R$ 154.6 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2022, we had an aggregate balance of R$71.2 million of outstanding debt under this financing contract;
•	In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2022, we had an aggregate balance of R$25.7 million of outstanding debt under this financing contract;

•	In November 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2022, we had an aggregate balance of R$159.9 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2022, we had an aggregate balance of R$543.3 million of outstanding debt under this financing contract.
•	In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.
•	Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2022 of R$20.0 million.
•	Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2022 of R$13.4 million.
•	In June 2020, we entered into a financing contract with BNDES in the total value of R$432.1 million for the implementing of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2022, we had an aggregate balance of R$389.8 million of outstanding debt under this financing contract.

CAIXA ECONÔMICA FEDERAL (CEF)

•	In December 2022, we had R$7.7 million in outstanding debt related to government programs to finance distribution projects.

BANCO DO NORDESTE

•	In May 2021, we entered into a financing contract with BNB for a total value of R$208.7 million for the construction of Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV Wind Farms, with a maturity of 17 years. We had received R$69.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule. As of December 31, 2022, we had an aggregate balance of R$172.5 million of outstanding debt under this financing contract.
•	In November 2021, we completed the acquisition of Vilas Complex, which has financing until 2039/2040. As of December 31, 2022, we had an aggregate balance of R$546.3 million of outstanding debt under this financing contract.

In addition, Copel Distribuição applied to receive a loan in the amount of R$ 145.8 million, pursuant to the Term of Acceptance to the Water Scarcity Account created by Decree 10,939/2022 (as proposed in ANEEL Technical Note 08/2022). The loan aims to mitigate the decrease in our operating cash flow as a result of the payments of the Bonus of the Incentive Program for Voluntary Reduction of Consumption of Electricity, energy imports referring to the competences of July and August 2021 and the costs related to the fixed revenue referring to the competences from May to December 2022 of the Simplified Competitive Procedure - PCS of 2021 with monthly transfers as determined and settled by the CCEE. Our application still needs to be approved by the regulatory body.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings.”

In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 36 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$108,768.3 million on December 31, 2022. These commitments are expected to be settled as follows: R$6,971.1 million in less than a year, R$23,154.7 million from one to 5 years and R$78,696.5 million after 5 years.

In Note 34.2.2 to our consolidated financial statements we present the expected values for settlement of contractual obligations undiscounted in each time range. Our projections are based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Brazilian Central Bank’s Focus Report.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which may be composed of 9 members; and
•	a Board of Executive Officers, which is currently composed of 7 members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association.” The members of the Board of Directors are elected to serve for two-year terms and may be reelected up to another three consecutive terms. Among the current nine members of the Board of Directors:

•	five were elected by the controlling shareholders;
•	two was elected by minority shareholders (holding voting shares);
•	one was elected by minority shareholders (holding outstanding non-voting shares); and
•	one was elected by our employees.

According to Brazilian Corporate Law, minority shareholders are entitled to appoint and remove at least one member of the Board of Directors, in a separate election, without the participation of the controlling shareholder, if such minority shareholders hold (i) at least 15% of our voting shares or (ii) at least 10% of our outstanding non-voting shares. Minority shareholders holding at least 10% of our voting shares are entitled to request that a multiple voting procedure be adopted, a proceeding that grants each voting share as many votes as there are members of the Board of Directors and the right for all the voting shareholders to vote for only one candidate or to distribute his votes among several candidates, also in accordance with the Brazilian Corporate Law.

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

Also, according to Brazilian Corporate law, members of our Board of Directors who are elected by the non-controlling shareholders have the right to veto (provided it is duly justified) the appointment of the independent accountant made by the majority of the members of our Board of Directors.

The terms of the current members of the Board of Directors expire in April 2023. The current members of our Board of Directors are:

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

The following are brief biographies of the current members of our Board of Directors:

Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master’s degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor’s degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He is currently the Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. He is also member of the Board of Directors of AMcom, InfoPrice and Velsis. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Previously, he was member of the Board of Directors of Ubook (2017-2021); member of the Board of Directors of Veltec (2012-2018); co-founder (1990), CEO (2001-2009), Chairman (2010-2011) and member of the Board of Directors (2012-2015) at Bematech S.A. He was also a Professor (1989-1994) and coordinator (1991-1994) of the Computer Engineering undergraduate course at Pontifícia Universidade Católica do Paraná.

Leila Abraham Loria. Ms. Loria was born on January 26, 1954. Ms. Loria took a course in Sustainable Capitalism & ESG online from Berkeley Executive Education (2021); a Course on ESG: how to rethink and innovate in business (2021); an advanced Governance, Risk and Compliance training course at Risk University - KPMG (2018) and a Corporate Governance and Innovation course at Nova School of Business and Economics, in Lisbon, Portugal (2016); as well as a Course for Board Members from Instituto Brasileiro de Governança Corporativa - IBGC (2015). She holds a Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015), with modules in Columbia and John Hopkins universities, and an International Executive MBA from APG-Amana (1994). Ms. Loria also has a Postgraduate Degree in Business Administration from COPPEAD-UFRJ Business School (1978) and a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (1976). Ms. Loria is currently a member of the Board of Directors and Chairman of the Minority Shareholders Committee of Companhia Paranaense de Energia - Copel. Additionally, she is an Independent Member of the Board of Directors, a Member of the Social and Environmental Responsibility Committee and a Member of the Diversity Committee at JBS; Alternate member of the Advisory Board of Anaconda; Member of the Advisory Council of Casas Pernambucanas; Co-chair of Women Corporate Directors - WCD; and Member of the Ethics Committee at Abracom. Previously, she was Chairman and Member of the Board of the Brazilian Institute of Corporate Governance - IBGC (2018-2022); a member of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel (2017-2021); Member of the Board of Directors of Madeira Energia - MESA and Santo Antônio Energia -SAE (2017-2021); Member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021); Member of the Advisory Board of Costão do Santinho Resort (2016-2021); Member of the Advisory Board of the COPPEAD-UFRJ Business School (2005-2018);Executive Officer at Telefonica Brasil and Member of the Board of Directors of Telefonica Vivo (2010-2015); Chairman and General Officer at TVA (Abril Group) and Member of the Board of Directors at Tevecap (1997-2006) and Canbras, a joint venture between Abril and Bell Canada (1998-2002); General Officer and Member of the Board of Directors at Direct TV (1997-1999); Chief Business Officer at Walmart (1994-1997); and Chief Officer for Marketing, Sales, Business, Purchasing and Human Resources at Mesbla (1978-1994).

Andriei José Beber. Mr. Beber was born on November 18, 1973. He holds an MBA in Business Management from Fundação Getúlio Vargas (2006); a PhD and a Master’s Degree in Engineering, Concentration Area: Structures, from Universidade Federal do Rio Grande do Sul (2003 and 1999); and a Bachelor of Science in Civil Engineering from Universidade Regional de Blumenau (1997). He took several professional development courses at Instituto Brasileiro de Governança Corporativa - IBGC (Governance Improvement Course for Directors and Supervisory Board Members of State-Owned Companies and Mixed Economy Corporations (2021), Corporate Risk Management Course (2019), Advanced Course for Board Members (2018), Performance Monitoring Course (2018), Audit Committee Course (2017), and Certified Board Member Course (2016). At Companhia Paranaense de Energia - Copel, he is currently a member of the Board of Directors, Chairman of the Sustainable Development Committee, and Member of the Minority Shareholders Committee. He is also Alternate member of the Supervisory Board of Companhia Siderúrgica Nacional - CSN; Alternate member of the Board of Directors at Klabin S.A.; Instructor for the Board of Directors training courses at IBGC; Member of the Board of Directors and Coordinator of the Audit Committee of Tecnisa; Member of the Coordinating Committee - SC Chapter of IBGC; and Professor of the FGV Management Graduate Program of Fundação Getúlio Vargas. Previously, he was a Member of the Supervisory Board of Usiminas (2021-2022); Independent Board Member at AES Eletropaulo (2017-2018); Coordinator of the Graduate Course in Building Maintenance at Universidade do Vale do Itajaí (2004-2019); Board Member at Centrais Elétricas de Santa Catarina - Celesc S.A. (2010-2015); and Associate Researcher at Universidade Federal do Rio Grande do Sul (1999-2003).

Carlos Biedermann. Mr. Biedermann was born on August 18, 1953. Mr. Biedermann attended the Executive Program of the Singularity University (2019) and the International Business Programme at INSEAD/Harvard in France (1995). He holds a post-graduate degree in Financial Markets from Fundação Getúlio Vargas - FGV (1979) and Bachelors’ degrees in Accounting, from Unisinos (1977), and in Business Management and Public Management, from Universidade Federal do Rio Grande do Sul (1975). He is currently a member of the Board of Directors and Financial expert member of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Mr. Biedermann has considerable experience as a board member in several sectors, including organizations such as Amcham/RS and the Association of Marketing and Sales Directors of Brazil - ADVB/RS. At present, he is Chairman of the Board of Directors of Brivia Dez and also has seats in the Board of Directors of Lojas Lebes, and Solar. He is a member of the Audit Committee of Suzano Papel e Celulose, Grupo Algar, Grupo Cornélio Brennand, Moinho Paulista, Banrisul, Grupo Raymundo da Fonte and Tribanco. Additionally, he is an instructor at the Brazilian Institute of Corporate Governance - IBGC and a partner at Biedermann Consulting. Previously, he was Chairman of the Board of Directors of Trensurb (2019-2021); Guest lecturer in the Post-MBA Corporate Governance Program at Unisinos (2017-2019); Member of the Advisory Board of Farmácias São João (2016-2019); Chairman of the Audit Committee of Instituto Brasileiro de Governança Corporativa - IBGC (2009-2014); Chairman (2013-2014) and member of the Board of the Young Presidents Organization - YPO (2009-2012 and 2015-2017); Chairman of the Deliberative Council of Grêmio Foot-Ball Porto Alegrense (2016-2022); and Senior Partner at PricewaterhouseCoopers Auditing and Consulting (2002-2015).

Fausto Augusto de Souza. Mr. Souza was born on November 04, 1980. He holds an Executive MBA in Finance and Capital Markets from FAE Business School (2022), an Executive MBA in Management - Electricity Sector from Fundação Getúlio Vargas (2019), a Master’s degree in Electrical Engineering from Universidade Federal do Paraná (2015), a Bachelor’s degree in Electrotechnical Engineering fom Universidade Tuiuti do Paraná (2011) and a Specialization in Automation and Industrial Process Control from Universidade Tecnológica Federal do Paraná (2005). He formerly took courses in Technologist in Electrotechnics: Automation and Industrial Drives (2003) and Technician in Electrotechnics at Universidade Tecnológica Federal do Paraná (1999). He is currently a member of theBoard of Directors and of the Sustainable Development Committee of Companhia Paranaense de Energia - Copel, and he also serves as Electro-technical Technician at Copel Distribuição S.A. Previously he was a member of the Permanent Commission of the Ecoefficiency Program at Companhia Paranaense de Energia - Copel (2017-2018); Substitute Professor of the Electrical Engineering, Control and Automation Engineering and Industrial Automation Technology courses at Universidade Tecnológica Federal do Paraná - UTFPR (2013-2015); Professor and researcher of the Electrical Engineering and Control and Automation Engineering courses at Unisociesc - Curitiba campus (2016-2017); and Professor of the Electrical Engineering and Systems Analysis course at Universidade Unicesumar - Curitiba (2018-2020).

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. and a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997 and 1994), and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). At Companhia Paranaense de Energia - Copel, Mr. Cândido is currently a member of the Board of Directors, Chairman of the Statutory Audit Committee, and Chairman of the Investment and Innovation Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Aebel, Expreso Princesa dos Campos and Athena Saúde S.A. Previously, he was a member of the Board of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá - PR (2015-2019), at Grupo Positivo (2014-2016) and at Sistema de Saúde Mãe de Deus, in the state of Rio Grande do Sul - RS (2014-2015); Chief Executive Officer at Grupo Paysage (2013-2015), Grupo Marista (2012-2013), and at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); besides being a full professor, researcher and dean at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013).

Gustavo Bonini Guedes. Mr. Guedes was born on April 10, 1982. He holds a post-graduate degree in Electoral Law from Centro Universitário Curitiba (2009) and a Bachelor’s degree in Law from Centro Universitário Autônomo do Brasil (2004). Mr. Guedes is currently a member of the Board of Directors of Companhia Paranaense de Energia - Copel. Additionally, he is a member of the Brazilian Academy of Electoral and Political Law - Abradep, founding partner at Bonini Guedes Advocacia and a Lawyer specialized in Public Law, with more than 15 years of experience in Electoral, Administrative and Public Management Law. Previously, he was President of the Electoral Law Institute of Paraná (2015-2017); a Professor at Escola Superior de Advocacia - ESA/PR (2008-2014); advisory member of the Electoral Law Commission of the Federal Council of the Brazilian Bar Association - OAB (2013-2015); and coordinator of the Electoral Law Department of Vernalha Guimarães e Pereira Advogados (2008-2015).

Marco Antonio Bologna. Mr. Bologna was born on April 22, 1955. He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (1978) and took an Extension course in Financial Services from Lloyds Bank PLC - Manchester Business School da University of Manchester (UK) (1988). At Companhia Paranaense de Energia - Copel, he is currently a member of the Board of Directors, of the Investment and Innovation Committee and of the Minority Shareholders Committee. Additionally, he is a member of the Board of Directors of Grupo Edson Queiroz; Member of the Advisory Board of Vivix S.A. (a company of Grupo Cornélio Brennand) and of Grupo Silvio Santos; Member of the Board of Directors of Astra; and Board Member at the non-governmental organization Amigos do Bem. He also act as Strategy, Finance and Governance Consultant of Grupo F. A. Oliva and Partner of Galapagos Capital. Previously, he was President of Grupo Banco Fator (Investment Bank, Brokerage House, Asset Management and Insurance Company) (2015-2018); Member of the Board of Directors and Coordinator of the Audit Committee of Suzano Papel e Celulose S.A. (2006-2018); Chairman of the Board at TAM S.A. (2014-2016); Member of the Board at Multiplus Empresa de Fidelização S.A. (2013-2016); President of TAM S.A. - Holding Company (2010-2015); President of TAM S.A. and TAM Linhas Aéreas S.A. (2004-2007 and 2012-2013); Member of the Board at TAM S.A. (2009-2012); Member of the Board at TAM Aviação Executiva S.A. (2008-2012); CEO of Wtorre S.A. (2008) and Member of the Board of Wtorre Commercial Properties (2009-2011); Member of the Board of Directors of IATF - IATA Tranning Fund (Geneva) (2010-2011); CEO of TAM Aviação Executiva (2009-2010); Advisor of TAM Empreendimentos e Participações - Holding Company (Amaro family) (2003-2009); Member of the Board of Directors of Banco Daycoval S.A. (2007-2008); Member of the Board of Directors of Interprint S.A (2006-2007); CEO of Banco VR and CFO of Grupo VR (Szajman family) (2003); and CFO of TAM S.A. and TAM Linhas Aéreas S.A. (2001-2003).

Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). At Companhia Paranaense de Energia - Copel he is currently Chief Executive Officer, Member of the Investment and Innovation Committee, Member of the Sustainable Development Committee and Executive Secretary of our Board of Directors. Additionally, Mr. Slaviero serves as Chairman of the Board of Directors of Copel´s wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). He is also Chairman of the Board of Directors of F.D.A. Geração de Energia Elétrica S.A. and Full member in the consumption category of the Board of Directors of ONS - Operador Nacional do Sistema Elétrico. Previously he acted as Chairman of the Board of Directors of Copel Telecomunicações S.A. (2019-2021); Executive Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Business Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Institutional Officer at Grupo Silvio Santos (2010-2017); General Director at Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); Chairman at the Brazilian Association of Radio and Television Broadcasters - Abert (2006-2016); Executive Officer at Grupo Paulo Pimentel (2001-2010); and Programming and Production Manager at Grupo Paulo Pimentel (2000-2001).

BOARD OF EXECUTIVE OFFICERS

Our Board of Executive Officers meets fortnightly and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our bylaws and the Board’s rules of procedure.

According to our bylaws, our Board of Executive Officers consists of up to seven (7) members. The Executive Officers are elected by the Board of Directors for two-year terms but may be removed by the Board of Directors at any time. The terms of the current members of the Board of Executive Officers expire in December 2023. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Institutional Relations Officer	2019
Vicente Loiácono Neto	Chief Governance, Risk and Compliance Officer	2018
David Campos	Chief Assistant Communications Officer	2019

The following are brief biographies of the current members of our Board of Executive Officers:

Daniel Pimentel Slaviero. Mr. Slaviero has been our Chief Executive Officer since January 8, 2019. For biographical information regarding Mr. Slaviero, see “—Board of Directors.”

Ana Letícia Feller. Ms. Feller was born on October 15, 1977. Besides holding an Executive MBA degree, from Fundação Dom Cabral (2022), she received an MBA degree in Leadership with emphasis in Management, from Estação Business School (2015); a Post-graduate degree in Management with emphasis in Strategic People Management, from FAE Centro Universitário (2009); and a Post-graduate degree in Labor Law, from Unibrasil (2005). She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná (2000). She is currently Copel’s Chief Business Management Officer; Member of the Board of Directors of Copel Distribuição S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). Ms. Feller has been a Lawyer at Companhia Paranaense de Energia - Copel since 2002, where she also served as Member of the Board of Directors of Copel Comercialização S.A. (2018-2020), Copel Telecomunicações (2019-2021); Assistant to the Chief Business Management Officer (2017-2018); Chair of the Permanent Compensation Committee (2017-2018); Chair of the Management Committee (2017-2018); Human Resources Chief Official (2007-2010 and 2013-2017); and member of the Ethical Guidance Council (2006-2008 and 2010-2012). Additionally, she was an alternate member of the Deliberative Council of Fundação Copel de Previdência e Assistência Social (2014-2018).

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura took professional development courses at Instituto Brasileiro de Governança Corporativa - IBGC (2021, 2020 and 2018), at Fundação Dom Cabral (2019), at Duke’s Fuqua School of Business (2010) and at Harvard Business School (2007). He received a post-graduate degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro - Unítalo (1985). Mr. Moura is currently Copel’s Chief Financial and Investor Relations Officer. He is also Chief Financial and Investor Relations Officer of Copel Geração e Transmissão S.A. and Copel Distribuição S.A.; Chief Financial Officer of Copel Comercialização S.A.; and Chief Financial Officer of Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously, he was Latin America CFO & IRO at Electrolux (2003-2017); Brazil CFO & IRO at Electrolux (1999-2003); Brazil Controller at Electrolux (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers) (2013-2015); member of the Board of Directors at CTI (2011-2017) and at Eletros (2013-2015); member of the Supervisory Board at Gafisa (2009-2014); Tenda (2009-2014); and Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná - FAE (1995); and auditor and consultant at Arthur Andersen (1982-1997).

Cassio Santana da Silva. Mr. da Silva was born on August 14, 1978. He holds a Bachelor’s degree in Business Administration from Universidade Federal do Paraná - UFPR (2002); and an Executive MBA from Fundação Getúlio Vargas - Rio de Janeiro (2003). He is currently Copel’s Chief Business Development Officer and Member of the Board of Directors of Copel Geração e Transmissão S.A. Previously, he held leading positions in many multinational companies, such as Business Unit Manager at Telefônica Brasil S.A. (2014-2019); Senior Brand and Trade Manager at Kimberly Clark (2011-2013); Marketing and Trade Marketing Manager at Danone Northeastern Business Unit (2009-2011); National Trade Marketing Manager at Danone (2008-2009); Trade Marketing Manager at Philip Morris (2007-2008); Regional Sales Manager at Ambev in the Dominican Republic (2006-2007); and Trade Marketing Manager at AmBev (2002-2006).

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa holds a Graduate Degree in Business Law and Citzenship from Unicuritiba and a graduate degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConst, besides a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He is currently Copel’s Chief Legal and Regulatory Officer, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously he acted as Chief Executive Officer at Copel Renováveis S.A. (2019-2021); Member of the Board of Directors of Copel Renováveis S.A., as Executive Secretary (2019-2021); Visiting Professor of Corporate Law for the first graduate studies module at Pontifícia Universidade Católica do Paraná - PUC/PR (2018); Vice chairman of the Câmara de Arbitragem, Mediação e Conciliação Societária do Brasil - Cambra (1st Brazilian Corporate Chamber of Arbitration, Mediation and Conciliation) (2017-2018); Member of the Board of Directors, elected member of the Board of Executive Officers and member of the Auction Committee of the Commercial Registry of the State of Paraná (2015-2018); Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer for CS Bioenergia S.A. (2015-2018); Professor at the Centro de Estudos da Administração Pública - Ceap (Public Administration Studies Center) (2014) and visiting professor of Public Administration; Member of the Political Council (2013-2016) and Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) (2011-2016) at the State of Paraná Trade Association; Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); Member of the Board of Directors of the Instituto Paranaense de Direito Eleitoral - Iprade (Electoral Law Institute of Paraná) (2010); Member of the Electoral Law Committee of the Brazilian Bar Association - State of Paraná - OAB/PR (2010); Founding partner at Vieira Barbosa & Carneiro law office (2009); and Legal adviser and referee to legal and individual entities directly and indirectly connected to the Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He holds a Master’s Degree in Business Law and Citizenship from Centro Universitário Curitiba - Unicuritiba (2021); a post-graduate degree in Civil Procedure Law - Great Transformations from Universidade do Sul de Santa Catarina (2010), and a Bachelor’s degree in Law from Centro Universitário Curitiba – Unicuritiba (2007). Mr. Loiácono is currently Copel’s Chief Governance, Risk and Compliance Officer. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Advisor to the Chief Executive Office (2017-2018) and to the Chief Legal Office (2013); and as Member of the Ethical Guidance Council (2014). He also was Coordinator of the Risk and Compliance Committee of Instituto Brasileiro de Executivos de Finanças no Paraná - IBEF-PR (2020-2021); member of the Comission on Corporate Compliance and Anti-corruption of the Brazilian Bar Association - OAB-PR (2019-2021); member of the Comission of Employee Lawyers of the Brazilian Bar Association - OAB-PR (20219-2021); member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); and deputy coordinator of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Council) at the State of Paraná Trade Association (2014-2016).

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

The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 66th annual shareholders’ meeting, held on April 29, 2021. The term of all members of the Supervisory Board indicated below will expire in April, 2023.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Eduardo Badyr Donni	2021
Raphael Manhães Martins	2021
Alternates
Roberto Zaninelli Covelo Tizon (1)	2022
Otamir Cesar Martins	2018
Verônica Peixoto Coelho	2021
Estevão de Almeida Accioly	2019
Cristiane do Amaral Mendonça	2021

(1)	Roberto was appointed at the 67th annual shareholders’ meeting, held on April 29, 2022, in order to replace João Luiz Giona Junior, who resigned on December 21, 2021.

AUDIT COMMITTEE

Under our bylaws, our Audit Committee must be composed of three to five members, and currently has three members, each of whom serves a term of two years, and may be re-elected up to three consecutive times.

Pursuant to the rules of procedure of the Audit Committee, each member must be appointed by, and may be replaced by, a resolution of our Board of Directors. The current members of our Audit Committee are Mr. Marco Antônio Barbosa Cândido (chairman), Mr. Luiz Claudio Maia Vieira and Mr. Carlos Biedermann (audit committee financial expert).

The Audit Committee is responsible for supervising the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for our internal auditing and reviewing the effectiveness of our internal control and risk management procedures and staff. The Audit Committee meets monthly and have quarterly meetings with the Supervisory Board, the Board of Directors, our and internal and independent auditors.

APPOINTMENT AND EVALUATION COMMITTEE (“CIA”)

The CIA is a permanent statutory body of Copel which provides support to our Board of Directors. The CIA’s purpose is to verify the compliance of the process of appointment and evaluation of our statutory body members (i.e. Board of Directors, Supervisory Board, Board of Executive Officers and relevant statutory committees), in each case in accordance with (i) the Appointment Policy; (ii) the Internal Rules of Appointment of Statutory Bodies Members; (iii) other internal rules; and (iv) applicable law. The CIA works closely with Copel (Holding) and its wholly-owned subsidiaries and its scope may be extended to controlled companies, affiliates and other companies in which we hold equity interests.

Member	Position	Date of Appointment
Marcos Leandro Pereira	Chairman	04.29.2021
Robson Augusto Pascoalini	Member	04.29.2021
Durval Jose Soledade Santos	Member	10.01.2021

INVESTMENT AND INNOVATION COMMITTEE (“CII”)

In 2021, we created the Investments and Innovation Committee (“The CII”), an advisory body to the Board of Directors, and approved the Investment Policy to improve capital allocation, an essential tool for the execution of our Strategic Guidelines of sustainable growth, value generation for shareholders and the longevity of our energy business. The policy establishes criteria for the selection, prioritization, evaluation, approval and monitoring of investments. As such, the development of projects takes this Policy and our Strategic Guidelines into account. Our Investment Policy is available in our website ri.copel.com/en/.

The CII is a permanent statutory body of Copel which provides support to our Board of Directors. The CII’s purpose is to analyze and issue recommendations regarding our investment plans, in order to facilitate robust oversight of our investments by the Board of Directs. The CII works closely with us and its scope may be extended to controlled companies, affiliates and other companies in which we hold equity interests.

Member	Position	Date of Appointment
Marco Antônio Barbosa Cândido	Chairman	05.06.2021
Daniel Pimentel Slaviero	Member	05.06.2021
Marco Antonio Bologna	Member	05.06.2021

SUSTAINABLE DEVELOPMENT COMMITTEE (“CDS”)

The Sustainable Development Committee (“CDS”) is an independent and permanent body that advises the Board of Directors in relation to us. CDS may interact with companies directly or indirectly controlled by us when determined by the Board of Directors. CDS role, operation and composition are determined by internal policies approved by the Board of Directors. Among its activities, we highlight the assistance to the set of guidelines, policies and principles for the management of personnel and our sustainable development, focusing on social, environmental and governance (ESG) matters, based on best market practices.

Member	Position	Date of Appointment
Andriei José Beber	Chairman	05.06.2021
Daniel Pimentel Slaviero	Member	05.06.2021
Fausto Augusto de Souza	Member	05.06.2021
Marcos Leandro Pereira	Member	05.06.2021

MINORITY SHAREHOLDERS COMMITTEE (“CDM”)

The Minority Shareholders’ Committee (“CDM”) is an independent and permanent body that advises the Board of Directors. CDM role, operation and composition are detailed in internal policies approved by the Board of Directors.

Member	Position	Date of Appointment
Leila Abraham Loria	Chairman	06.16.2021
Andriei José Beber	Member	06.16.2021
Marco Antonio Bologna	Member	06.16.2021

COMPENSATION OF DIRECTORS, OFFICERS, SUPERVISORY BOARD MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian Corporate law, the total compensation of the Board of Directors, Board of Executive Officers and Supervisory Board is established annually by our general shareholders meeting. Under paragraph 3 of section 162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to, or greater than, 10% of the average compensation paid to the members of our Board of Executive Officers (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2022 15% of the monthly compensation of the Chief Executive Officer. Finally, the members of our Audit Committee (who are also members of our Board of Directors) received the monthly compensation paid to the members of the Supervisory Board plus R$5,000.00.

For the year ended December 31, 2022, the aggregate amount of compensation paid by us to the members of our Board of Directors, Board of Executive Officers and Supervisory Board was R$8.6 million, of which 68.1% was for our Board of Executive Officers, 14.5% was for our Board of Directors, 9.5% to our committees, and 7.9% was for our Supervisory Board, as approved by our 67th annual shareholders’ meeting held on April 29, 2022.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Board of Executive Officers and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2022	2021	2020	2022	2021	2020	2022	2021	2020
Number of members(1)	9.00	9.17	9.00	7.00	7.00	7.00	5.00	5.17	5.00
Total Salary	1,151.0	756.8	641,1	5,073.3	4,993.5	4,995,0	659,4	659.4	659,4
Largest Salary	227.8	227.8	227.8	879.2	879.2	879,2	131.9	131.9	131.9
Smallest Salary	131.9	43.2	131,9	381,9	388.4	389,9	11.0	43.2	131,9
Average Salary	185.4	157.4	181,4	708.8	713.4	713,6	127.9	106.7	131,9
Compensation for attending committees(2)	814.5	1,099.7	1183,6	-	-	-	-	-	-
Others(3)	92.4	456.5	451,9	755.74	4,834.6	2,106.0	12.6	144.3	145,8
Total(4)	2,058.0	2,313.0	2,276.6	5,829.8	9,828.1	9,360.0	672.0	803.74	805,2

(1)	This figure corresponds to the average number of members per year.
(2)	Refers to Statutory Committees.
(3)	Refers to Private Pension Contribuition, Assistance Plan, Bonuses (only Directors) and Food Allowance (only Directors) and labor charges (years 2020 and 2021). In compliance with the CIRCULAR LETTER/ANUAL-2022- CVM/SEP, the 2022 position does not present the amounts related to labor charges.
(4)	Comprises Total Salary, Compensation for attending committees and Others.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees.

EMPLOYEES

On December 31, 2022, we had 5,875 employees, compared to 6,383 employees on December 31, 2021 and 6,667 employees on December 31, 2020. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 6,029 employees as of December 31, 2022.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2022	2021	2020
Generation and transmission	1,487	1,523	1,533
Distribution	4,257	4,430	4,641
Telecommunications	0	0	355
Services	0	217
Corporation staff and research and development	84	169	96
Other employees	47	44	42
Total employees of Copel and wholly-owned subsidiaries	5,875	6,383	6,667
Compagas	132	133	142
Elejor	7	7	7
Araucária	15	15	17
Total	6,029	6,538	6,833

All of our employees are covered by collective bargaining agreements that we renegotiate annually with unions representing the various professional categories. In 2022, we negotiated and signed labor agreements with the unions that represent our employees, effective as of October, for a period of two years. We agreed to salary increases of 7.19% in 2022 compared to 2021 salaries, with a forecast of readjustment by the accumulated INPC between October 2022 and September 2023 on the base date of October 10, 2023.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2022, approximately 99% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on us meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2022 fiscal year was R$46.1 million. The amount of profit-sharing distributions accrued and approved for the 2021 fiscal year was R$290.2 million.

On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program, or Prêmio Por Desempenho (“PPD”) directed at aligning efforts throughout different organizational levels to our strategic objectives. The final cycle of the program began on January 1, 2021 and ended on December 31, 2021. Payment occurred in April 2022. The results obtained at the end of this final cycle show that 39% of our areas met or exceeded the our set goals and the Goal Achievement Index average (Indice de Cumprimento de Metas or “ICM”) was 92.63%.

SHARE OWNERSHIP

As of March 31, 2023, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of March 31, 2023 and their respective share ownership as of such date, considering shares traded on the B3. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by us on March 31, 2023.

Number of shares(1)
	Common	Class A	Class B	Units
Board of Directors
Marcel Martins Malczewski
Daniel Pimentel Slaviero	-	-	-	-
Marco Antônio Barbosa Cândido	-	-	-	-
Carlos Biedermann	-	-	-	-
Gustavo Bonini Guedes	-	-	-	-
Marco Antonio Bologna	-	-	-	-
Leila Abraham Loria	-	-	-	-
Andriei José Beber	-	-	-	-
Fausto Augusto de Souza
Executive Officers
Daniel Pimentel Slaviero	-	-	-	-
Ana Letícia Feller	-	-	-	-
Adriano Rudek de Moura	-	-	33,300	17.100
Cassio Santana da Silva	-	-	-	-
Eduardo Vieira de Souza Barbosa	-	-	-	-
Vicente Loiácono Neto	-	-	-	-
David Campos	-	-	-	-
Supervisory Board – Members
Demetrius Nichele Macei	-	-		-
Harry Françóia Júnior	-	-	-	-
José Paulo da Silva Filho	-	-	-	-
Eduardo Badyr Donni	-	-	-	-
Raphael Manhãs Martins	-	-	13,300	-
Supervisory Board – Alternates
Otamir Cesar Marins
Estevão de Almeida Accioly	-	-	-	-
Veronica Peixoto Coelho	-	-	-	-
Cristiane do Amaral Mendonça	-	-	-	-

(1) Considers the share split and the shares held directly or indirectly.

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

Since 1954, the State of Paraná has owned the majority of our Common Shares and has exercised control over us. On December 31, 2022, the State of Paraná directly owned 69.66% of the Common Shares. The State of Paraná does not have any different voting rights, but as long as it holds a majority of our Common Shares, it will have the right to elect a majority of our directors.

On December 31, 2022, BNDESPAR owned directly 12.44% of our Common Shares.

The following table, sets forth certain information regarding the ownership of our Common Shares on December 31, 2022, including the unfolded ratio of Units:

Shareholder	Common shares(1)
	(thousands)	(% of total)
State of Paraná	734,298	69.7
BNDESPAR	131,162	12.4
Public Float - Traded as part of ADS	32,643	3.1
Public Float - Traded on the B3	137,147	13.0
All directors and officers as a group with trading on B3 (2)	17	-
Public Float – Traded on Latibex	222	-
Other(3)	18,601	1.76
Total	1,054,090	100.0

(1)	Includes shares held through Units or ADS.
(2)	As of December 31, 2022, our directors and officers owned an aggregate of 17,100 Common Shares, all in Units. None of our directors and officers holds more than 1% of our Common Shares.
(3)	Shares held directly in the records of our registrar.

The following table, sets forth certain information regarding the ownership of our Class B Shares on December 31, 2022:

Shareholder	Class B Shares(1)
	(thousand)	(% of total)
State of Paraná	115,945	6.9
BNDESPAR	524,646	31.2
Traded as ADSs	130,572	7.8
Traded on the B3	905,335	53.9
All directors and officers as a group with trading on B3(2)	114	-
Traded on Latibex	1,796	0.1
Other(3)	927	0.2
Total	1,679,335	100.0

(1)	Considers shares held through Units or ADS.
(2)	On December 31, 2022, our directors and officers held an aggregate of 114,500 Class B Shares, including those grouped together in the form of Units.
(3)	Shares held directly in the records of our registrar.

As of March 31, 2023, 22.2% of Common Shares, 5.2% of Class B Shares and 14.3% Units were held by United States residents registered at B3 and Unit ADSs listed on the NYSE represented 14.78% of all outstanding Units.

Our total share capital remained unchanged over the past fiscal year. Upon our migration to Level 2 of Governance Standards of B3, in December 2021, the holder of Preferred Shares was granted restricted voting rights in relation to certain matters. As of today, each Unit gives its holder equal rights to the underlying 1 Common Shares and 4 Class B Shares, as follows: (i) each Common Shares has one voting right in any shareholder meeting (1 Unit = 1 vote); and (ii) each Class B Share has restricted voting rights in regard to certain fundamental matters when discussed in a shareholders’ meeting, as further detailed in “Item 10. Additional Information. Memorandum and Articles of Association. Voting Rights.”

Unitization

On April 23, 2021, the Board of Directors approved, the conversion of shares and the formation of share deposit certificates (“Units”) under the 1st Share Conversion and Share Deposit Certificate Formation Program (“1st Units Program” or “Program”). During the request period, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the creation of 248,134,108 Units. In addition, the State of Paraná, as the controlling shareholder, after the request period, required (i) the conversion of 115,969,784 common shares into Class B preferred shares; and (ii) the creation of 28,992,446 Units, in the book-entry environment. After the conversion, the State of Paraná maintains its participation of 31.1% in our total capital, out of which 5.3% are Units. The Board of Directors approved (i) the ratification of the capital stock, fully subscribed and paid up, in the amount of R$10,800,000,000.00, which, after the conversion of shares, represented by 2,736,553,750 shares, without par value, being 1,054,090,460 common shares, 3,128,000 class “A” preferred shares, and 1,679,335,290 class “B” preferred shares; and (ii) the total formation of 277,126,554 Units.

Each Unit comprises four Class B shares plus one Common share. In the United States, each Unit is represented by an ADS issued by the Depositary pursuant to a Deposit Agreement by and among us, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbol “ELP.” In addition to NYSE and B3, in 2021, Latibex also started trading the Units, under the symbol “XCOPU.”

The following table, sets forth certain information regarding the ownership of our Units on December 31, 2022:

Shareholder	UNITs
(thousands)
State of Paraná	28,986
BNDESPAR	131,162
Traded – as ADSs	32,643
Traded on B3	27,768
All directors and officers as a group(2)	17
Traded on Latibex	222
Other	73
Total	220,871

(1) On December 31, 2022, our directors and officers held an aggregate of 17,100 Units.

Since the Conversion Offers were consummated on April 23, 2021 only Units ADS are being traded on the NYSE, while all Class B ADSs are no longer traded.

Share Split

On March 11, 2021, acting at an Extraordinary Shareholders’ Meeting, our shareholders approved the splitting of our shares, pursuant the Brazilian Corporate Law, in the proportion of one share to ten shares, so that for each one share issued by us, nine new shares of the same class and type would be credited (the “Share Split”). The shares were traded ex-Share Split as of March 12, 2021 (inclusive), and the shares resulting from the Share Split were credited to the shareholders on March 16, 2021. Considering that the Share Split was carried out in such a way that each share we issued was split into ten shares of the same type and class, there was no surplus resulting from fractions of shares.

The Share Split did not affect our capital stock, which remained at R$10,800,000,000.00 as of March 12, 2021, or impacted any rights of holders of our shares. After the Share Split, our capital stock was represented by 2,736,553,750 shares with no par value, of which 1,450,310,800 Common Shares and 1,286,242,950 Preferred Shares and, of these, 3,267,520 Class A Shares and 1,282,975,430 are Class B Shares. Our management took the necessary measures to implement the Share Split of the ADRs.

Related Party Transactions

We engage in transactions, including the sale of electric energy and charges for use of the transmission system, with our principal shareholders and with our joint ventures and affiliates. The tariffs we charge on electric energy sold to our related parties are approved by ANEEL, and the amounts are not material. We also provide guarantees in the context of financing transactions and power purchase agreements entered into by our subsidiaries in the ordinary course of business. For more information, see Note 35 to our audited consolidated financial statements.

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 12.4% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Cutia, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries.

As of December 31, 2022, we had an aggregate of R$2,314.4 million in outstanding net debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 20, 21 and 35 to our audited consolidated financial statements, as well as Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

State of Paraná

As of December 31, 2022, we had R$18.4 million in receivables from the State of Paraná. The amount refers mainly to the Energia Solidária and Tarifa Rural Noturna programs.

The Energia Solidária program, established by State Law No. 20,943/2021, defines certain benefits relating to electricity consumption by residential consumer units of low-income families residing in the State of Paraná. The Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from services, including the additional tariff flag, provided in the night period to beneficiary consumers.

Transactions with Joint Ventures and Affiliates

We have operation and maintenance services agreements, transmission system connection agreements and contracts for the use of transmission system with our Joint Ventures and, also, operation and maintenance services agreements, connection to the transmission system contracts and power purchase and sale agreements signed with our Affiliates, as described on Note 35 to our audited consolidated financial statements. We also have dividend amounts receivable from these investees, as presented in the same note.

Renewal of Compagas’ concession contract

On December 27, 2022, Compagas entered into an amendment of its concession agreement for public services of canalized gas supply, with distribution exclusivity, in the State of Paraná and other related activities. The renewal of the concession occurred upon payment of an award bonus, in favor of the State of Paraná, in the amount of R$ 508 million, in consideration for the extension of the concession for an additional 30-year period. The total estimated capex of the project is R$ 2.5 billion to be realized over 30 years.

Transactions with Other related parties

Fundação Copel

Fundação Copel is a closed pension fund sponsored by us, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2022, we made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans. For more information, see Notes 22 and 35 to our audited consolidated financial statements.

Transactions with Key management staff

The fees and social security charges and the pension and healthcare plans expenses with the Management are presents at Notes 31.2 and 22.3 to our audited consolidated financial statements. There are no additional obligations beyond the short-term benefits disclosed in these notes.

Item 8. Financial Information

See section Financials Information.

A. Consolidated Financial Information

See “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions when we have a present obligation (legal or constructive) resulting from a past event; it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2022, our provisions for such risks were R$2,037.6 million (does not include the provision of R$1,851.3 million referred to below in the item "Tax and Social Contribution Claims"). However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2022, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was R$3,708.8 million, of which R$372.1 million correspond to labor claims; R$12.7 million to employee benefits; R$1,496.6 million to regulatory claims; R$1,337.6 million to civil claims; and R$489.8 million to tax claims. For more information, see Note 28 to our audited consolidated financial statements.

Tax and Social Contribution Claims

During the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2022, we had provisioned R$123.6 million to cover expected losses related to these lawsuits.

In June 2022, the Federal Government enacted Federal Law 14,385/2022, which impacted our subsidiary Copel DIS, with a negative effect in our net income in 2022 in the amount of R$1,202.5 million and no immediate cash effect. This law defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the courts as undue. Based on a final and unappealable decision in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. The immediate effect was an average reduction of 3.8% in energy bills, as of July 2020. Since then, Copel DIS has already passed on to consumers, through reductions in tariff adjustments approved by ANEEL,  R$2,295.1 million. The provision of  R$1,851.3 million refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, based on the risk assessment carried out by our management and supported by the opinions of legal advisors. Copel DIS is evaluating the appropriate measures to be taken, including legal measures, considering the protection given to unappealable decisions and applicable limitation periods.

Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions. In these proceedings, we estimate the amount of our expected loss to be R$30.9 million.

Labor-related Claims

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2022, we have provisions totaling R$536.4 million reflecting the expected losses related to these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2022, we have provisions totaling R$8.5 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2022, we have provisions totaling R$293.8 million reflecting the expected losses related to these lawsuits.

We are party to several lawsuits related, mainly to accidents involving equipment used in our electricity transmission and distribution grids and actions involving billing, supposed irregular procedures, administrative contracts, and vehicle accidents. As of December 31, 2022, we have provisions totaling R$338.0 million reflecting the expected losses related to these lawsuits.

We are also party to an arbitration protected by secrecy and confidentiality, in the early stage of award settlement. As of December 31, 2022, we have R$629.1 million registered reflecting the expected losses related to this litigation. Regarding to this arbitration, we also have R$ 338.8 million for which no provisions have been made, that refers to the estimate of possible loss of a total, monetarily restated, of R$ 2.966,8 of the plaintiffs claim.

Dividend Payment

In accordance with our bylaws and Brazilian Corporate Law, we must, except if decided otherwise, pay annual dividends for each fiscal year within sixty days of the declaration of the dividends at the annual shareholders’ meeting or by the Board of Directors. To the extent amounts are available for distribution, we are required to distribute as a mandatory dividend an aggregate amount equal to at least 25.0% of our adjusted net profit. Dividends are allocated pursuant to the formula described in “Dividend Priority of Class A Shares and Class B Shares” below. Under Brazilian Corporate Law, we are not permitted to suspend the mandatory dividend payable with respect to the Common Shares, Class A Shares and Class B Shares for any year, except for retaining part of the mandatory dividend in a special reserve for unrealized profits when the realized part of the net profit is smaller than the mandatory dividend. Brazilian Corporate Law permits, however, a company to suspend the payment of all dividends if our management, with the approval of the Supervisory Board, reports at the shareholders’ meeting that the distribution would be detrimental to the Company given its financial circumstances. In such a case, companies with publicly traded securities must submit a report to the CVM providing the reasons for the suspension of dividend payments. Notwithstanding the above, Brazilian Corporate Law and our bylaws provide that Class A Shares and Class B Shares shall acquire voting rights if we suspend the mandatory dividend payments for more than three consecutive fiscal years, and such voting rights will continue until all dividend payments, including back payments, have been made. We are not subject to any contractual limitations on our ability to pay dividends.

In accordance with our dividends policy, we may distribute yearly regular dividends higher than the mandatory minimum of 25% following certain guidelines related to our Financial Leverage Ratio, defined as the ratio between Ebitda and net debt:

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital stock. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses.

On December 31, 2022, our legal reserve was R$1,512.7 million, or 14.0% of our capital stock at that date.

In addition to deducting amounts for the legal reserve, under Brazilian Corporate Law net profit may also be adjusted by deducting amounts allocated to:

•	the contingency reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our management, may decide to allocate a percentage of our net profits to a contingency reserve for anticipated losses that are deemed probable in future years, which amount may be estimated;

•	the tax incentives reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our management, may decide to allocate a percentage of our net profits resulting from government donations or subsidies for investment purposes.

On the other hand, net profits may also be increased by:

•	the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs but is lower than the contingency allocated to it; and
•	any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders’ meeting.

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments.” The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by us in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. In 2022, our adjusted net profits used to calculate our dividends was increased by R$36.5 million as a result of said realization.

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

Dividend Priority of Class A Shares and Class B Shares

According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares, and Class B Shares have a dividend priority over the Common Shares. To the extent that dividends are paid, they are to be paid in the following order:

•	first, the holders of Class A Shares have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared;
•	second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid in accordance with the first bullet point above, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (i) 25% of the adjusted net profit (ii) the total number of Class B Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared; and
•	third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (i) the mandatory dividend divided by (ii) the total number of Common Shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.

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

Pursuant to our bylaws, our management may declare interim dividends to be paid from profits in our semi-annual financial statements, in accordance with our dividend policy. Any payment of interim dividends counts towards the mandatory dividend for the year in which the interim dividends were paid. In accordance with our dividends policy, Board of Directors should approve at least once a year interim dividends.

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

In order to be eligible to receive amounts remitted in foreign currency outside of Brazil, shareholders who are not residents of Brazil and directly owns our shares must register with the Brazilian Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares. The Units underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

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

The table below, sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	622,523	0.21723600	0.25250700	0.23900000	-
2015	Jun 2016	326,795	0.11371600	0.25250700	0.12547300	-
2016	Jun 2017	282,947	0.09853900	0.28905000	0.10841000	-
2016	Dec 2017	223,266	0.07792700	-	0.08593200	-
2017	Aug 2018	266,000	0.09262400	0.28905000	0.10188700	-
2017	Aug 2018	23,401	0.00817700	-	0.00899600	-
2018	Jun 2019	280,000	0.09751500	0.28905000	0.10727000	-
2018	Jun 2019	98,542	0.03443500	-	0.03788100	-
2019	Jun 2020	321,500	0.11211739	0.19732848	0.12334596	-
2019	Sep 2020	321,500	0.11211739	0.19732848	0.12334596	-
2020	Sep 2020	781	-	0.23912059	-	-
2020	Aug 2021	807,500	0.28183240	0.31001564	0.31001564	-
2020	Aug 2021	210,276	0.07231977	0.14384143	0.07955175	0.39052677
profit reserves	Apr 2021	1,250,000	0.43627306	0.47990038	0.47990038	-
profit reserves	Aug 2021	123,257	0.04301883	0.04732072	0.04732072	-
profit reserves	Aug 2021	134,192	0.04683557	0.05151910	0.05151910	-
2021	Nov 2021	239,636	0.08249641	0.09074606	0.09074606	0.44548065
2021	Nov 2021	1,197,002	0.41207756	0.45328533	0.45328533	2.22521888
profit reserves	Jun 2022	283,173	0.09748467	0.10723314	0.10723314	0.52641723
2021	Jun 2022	1,368,675	0.47117031	0.51829476	0.51829476	2.54435609
2022	Nov 2022	600,000	0.20655465	0.22721013	0.22721013	1.11539517
2022	until 6/30/2023*	370,000	0.12737536	0.14011292	0.68782704	0.68782704

(*) approval of the date by resolution of the AGM

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per shares (US$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	234,366	0.08178450	0.09506325	0.08997816	-
2015	Jun 2016	83,691	0.02912211	0.06466580	0.03213302	-
2016	Jun 2017	86,818	0.03023503	0.08869013	0.03326378	-
2016	Dec 2017	68,505	0.02391059	-	0.02636679	-
2017	Aug 2018	81,618	0.02800000	0.08737908	0.03080018	-
2017	Aug 2018	7,074	0.00247189	-	0.00271947	-
2018	Jun 2019	72,262	0.02516646	0.07459740	0.02768401	-
2018	Jun 2019	25,431	0.00888691	-	0.00977625	-
2019	Jun 2020	79,763	0.02781586	0.04895638	0.03060162	-
2019	Sep 2020	79,763	0.02781586	0.04895638	0.03060162	-
2020	Sep 2020	150	-	0.04601393	-	-
2020	Aug 2021	155,387	0.05423296	0.05965625	0.05965625	-
2020	Aug 2021	40,463	0.01391648	0.02767938	0.01530813	0.07514899
profit reserves (*)	Apr 2021	219,402	0.07657541	0.08423295	0.08423295	-
profit reserves (*)	Aug 2021	21,634	0.00755074	0.00830582	0.00830582	-
profit reserves (*)	Aug 2021	23,554	0.00822066	0.00904272	0.00904272	-
2021 (**)	Nov 2021	220,061	0.01516645	0.01668310	0.01668310	0.08189886
2021 (**)	Nov 2021	44,056	0.07575791	0.08333370	0.08333370	0.40909271
profit reserves(***)	Jun 2022	50,743	0.01746881	0.01921569	0.01921569	0.09433155
2021(***)	Jun 2022	245,260	0.08443156	0.09287604	0.09287604	0.45593694
2022 (****)	Nov 2022	113,334	0.03901601	0.04291761	0.04291761	0.21068645
2022 (*****)	until 6/30/2023	70,912	0.02441217	0.02685339	0.02685339	0.13182572

(*) US$ based on the exchange rate of 3/31/2021

(**) US$ based on the exchange rate of 9/30/2021

(***) US$ based on the exchange rate of 12/31/2021

(****) US$ based on the exchange rate of 11/30/2022

(*****) US$ based on the exchange rate of 12/31/2022

Item 9. The Offer and Listing

The principal trading market for our shares (including our Class B Shares, Common Shares and Units) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” our Class B Shares trade under the symbol “CPLE6” and our Units shares, each representing four Class B shares plus one Common share, trade under the symbol “CPLE11.” On March 31, 2023, approximately 290,122 shareholders owned our CPLE6 shares, 90,665 owned CPLE3 shares and 14,892 owned Units in B3.

In the United States, our Units are in the form of ADSs, issued by the Depositary pursuant to the Deposit Agreement by and between us, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The ADSs trade on the NYSE under the symbol “ELP”.

On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. In 2021, Latibex also started trading the Units, under the symbol “XCOPU.” The shares trade under the symbols “XCOP,” XCOPO and XCOPU.

Item 10. Additional Information

Memorandum and Articles of Association

Organization

We are a publicly traded company duly registered with the CVM under No. 1431-1. According to Article Four of our bylaws, we are authorized to pursue, directly or through consortia or in partnership with private companies, the following objectives and purposes:

•	researching and studying, technically and economically, all energy sources, providing solutions for a sustainable development;
•	researching, studying, planning, constructing and developing the production, transformation, transportation, storage, distribution and trade of energy in any of its forms, chiefly electric power, as well as fuels and energy raw materials;
•	studying, planning, designing, constructing and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;
•	providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná, upon approval by the Board of Directors; and
•	developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to us and the State of Paraná, being authorized, for such aims, upon approval by the Board of Directors, and for the aims set forth in the second and third bullet points above, to join, preferably holding major stakes or controlling interest, consortia or concerns with private companies, pension funds or other private entities, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects’ general features, their respective social and environmental impacts.

Except as described in this section, our bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.

Qualification of Board of Directors

The appointed directors must comply with the legal requirements set forth in Federal Law No. 13,303/2016, particularly the ones mentioned in its article 17, and Federal Law No. 6,404/1976. Moreover, pursuant to Federal Law No. 13,303/2016 and to our bylaws, our Board of Directors will mandatorily comprise, at least, (i) three independent members or no less than 25% of the members of our Board of Directors, (ii) three to five members that meet the requirements for members of the Statutory Audit Committee, (iii) two members appointed by minority shareholders which held voting shares, if they do not elect a higher number through multiple vote, (iv) one member appointed by shareholders holding preferred shares, representing, at least, 10% of our total capital stock, and (v) one member appointed by the employees.

Limitations on Directors’ Powers

Under Brazilian Corporate Law and our Related Parties Transactions and Conflict Of Interest Policy, if a director or an executive officer has a conflict of interest with us in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for us and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors, executive officers, and members of the Supervisory Board. For more information, see “Item 6. Directors, Senior Management and Employees.” Our bylaws do not establish any mandatory retirement age limits.

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

Our Board of Executive Officers meets every two weeks and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our bylaws.

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

For further information, see Items 6 – “Directors, Senior Management and Employees - Board of Directors” and “Directors, Senior Management and Employees - Board of Executive Officers.”

Shareholders’ Meetings

The convening of our shareholders’ meeting is made through publication of a notice to shareholders in a newspaper. As provided by Brazilian Corporate Law, publications have to be made in a newspaper with wide circulation in the same city as our corporate headquarters. The notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date. We make local notices in the Valor Econômico.

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

A shareholder may be represented at a general shareholders’ meeting by a proxy appointed in accordance with applicable Brazilian law not more than one year before the meeting, who must be a shareholder, a company officer, a lawyer or a financial institution.

Right of Withdrawal

Our common shares and preferred shares are not redeemable, with the exception that a dissenting shareholder has, under certain circumstances provided for in Brazilian Corporate Law, the right to withdraw its equity interest from a company and to receive a payment equal to the book or economic value of their shares, whichever is lower.

This right of withdrawal arises if any of the following matters are decided upon at a shareholders’ meeting:

•	creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, as of the this date, is not the case;

•	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;
•	reduction of the mandatory dividend;
•	consolidation or merger into another company;
•	participation in a group of companies (grupo de sociedades), as defined by Brazilian Corporate Law;
•	the transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
•	changes to our corporate purpose; or
•	a spin-off that results in (a) a change to our corporate purpose (unless the spin-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (b) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (c) any participation in a group of companies.

The right of withdrawal also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders’ meeting that approved the spin-off or merger.

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

Furthermore, in accordance with our bylaws holders of preferred shares are entitled to voting rights in regards of specific matter discussed in a shareholders’ meeting:

•	Change in our corporate type into another, as well as incorporation, merger or spin-off.
•	Agreements between us and our controlling shareholder, directly or through a third party, or an entity influenced by the controlling shareholder, when such agreements shall be discussed in a shareholders’ meeting by force of statute or our bylaws.
•	Appraisal of assets for paying in our capital increase.
•	Choice of an entity to be hired for the assessment of our economic value.
•	Change or revocation of articles in our bylaws that alter or modify any of the requirements set forth in item 4.1. of the regulation of the Level 2 of B3, while the Level 2 participation contract is still in effect.
•	Appointment and removal of a member of the Board of Directors in a separate election, when requested by shareholders which have preferred shares equal to at least 10% of our total shares.
•	Exclusion or change in our bylaws aimed to suppress the right set forth in article 28, XXIX of our bylaws, which provides for the adoption of the full tariff set by a granting authority, requires the approval of most of the preferred shares.

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

Liquidation

In the event of our liquidation, after all creditors have been paid, all shareholders will participate equally and ratably in any remaining residual assets.

Liability of the Shareholders for Further Capital Calls

Neither Brazilian Corporate Law nor our bylaws provide for capital calls after shares are paid in. The shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

Conversion Rights

Our bylaws provide, as a general rule, that the only permitted conversion of shares is Class A Shares are convertible into Class B Shares. As an exception, Class B Shares can be converted into Common Shares, and vice-versa, strictly for the formation of Units made of four Class B Shares and one Common Share under our unitization programs set by the Board of Directors. Our shares are not otherwise convertible.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent (“Transfer Agent”). To make a transfer of shares, the Transfer Agent makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.

Transfers of shares by foreign investors are made in the manner described above and are executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Brazilian Central Bank pursuant to a foreign investment mechanism regulated by Resolution No. 4,373 of September 29, 2014 of the Brazilian Central Bank (“Resolution No. 4,373”) as described under “Exchange Controls” as follows, the foreign investor must declare the transfer in its electronic registration.

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

Changes in Rights of Shareholders

A General Meeting of Shareholders must be held whenever we intend to change the rights of holders of our common shares or preferred shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of shareholders that would be affected. Certain changes related to the rights of preferred shares, such as changes in preferences, advantages or conditions of redemption or amortization, may result in the exercise of rights to withdraw by the holders of the shares affected.

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

Annex II to Resolution No. 4,373 (“Annex II Regulations”) allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADS program is duly registered with the Brazilian Central Bank and the CVM.

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

Arbitration

As provided for in our bylaws, we, our shareholders, directors, officers and members of the supervisory board shall resolve through arbitration any dispute or conflict that may arise between them, regarding, among others, the application, validity, effectiveness, interpretation, violation and corresponding effects of the provisions of our bylaws, of the current applicable law, of the rules applicable to the capital markets in general, as well as those of the regulation of the level 2 of corporate governance of B3 S.A. - Brasil, Bolsa e Balcão (“Level 2”), of the Level 2 participation contract, and of the Sanctions and the Arbitration Regulations of the B3 Market Arbitration Chamber.

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

Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:

1.	appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;
2.	register as a foreign investor with the CVM, pursuant to CVM Resolution No. 13/2020;
3.	register the foreign investment with the Brazilian Central Bank; and
4.	constitute at least one custodian institution authorized by CVM, provided that this provision is not applicable to foreign investors who are individuals.

Securities and other financial assets held by foreign investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Brazilian Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Units upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil.”

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

Pursuant to Resolution No. 4,373, the withdrawal of Units upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Units. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Units with the Brazilian Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

Thereafter, any holder of Units may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Units, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

There are discussions in the Brazilian Congress regarding a potential income tax reform aiming at revoking the this exemption and imposing income taxation on the payment of dividends. However, it is still unclear if and how such reform will eventually pass.

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

Generally, gains are defined as the positive difference between the amount realized on the sale or exchange of a security and its acquisition cost. Gains assessed on the disposition of the Common Shares, Preferred Shares or Units carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

1.	exempt from income tax when assessed by a Non-Brazilian Holder registered under Resolution No. 4,373 (“4,373 Holder”) that is not a Tax Haven Holder;
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

The U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2023 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Units will be treated as qualified dividends, because the Units themselves are not listed on a U.S. exchange. Holders of ADSs and Units should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Taxation of Capital Gains

Upon the sale or other taxable disposition of the Common Shares, Preferred Shares, Units or ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Common Shares, Preferred Shares, Units or ADS (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Common Shares, Preferred Shares, Units or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Common Shares, Preferred Shares, Units or ADS has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of Common Shares, Preferred Shares, Units or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.Under the new foreign tax credit requirements recently adopted by the IRS, , any Brazilian tax imposed on the sale or other disposition of the Common Shares, Preferred Shares, Units or ADSs is unlikely to be treated as a creditable tax for U.S. foreign tax credit purposes. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares, Preferred Shares, Units or ADSs and any Brazilian tax imposed on such sale or disposition.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Common Shares, Preferred Shares, Units or ADSs unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See Note 34.2.3 to our audited consolidated financial statements for disclosure about market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, the Units trade in the form of ADSs, each representing one Unit, issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement. The ADSs trade under the symbol “ELP.” ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.

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

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2022, this amount was US$762,618.17.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Control and Procedures

2022 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Rules 13a-15(f) and 15d-15(f) under the Exchange Act define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that (1) refer to record keeping that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of financial statements in accordance with generally accepted accounting principles, and that Company’s receipts and expenses are being made only with authorization from Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the audited consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any assessment of effectiveness for future periods are subject to numerous risks, including that controls may become inadequate due to changes in conditions.

Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2022, was based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such assessments and criteria, management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective.

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

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company, and our report, dated April 26, 2023, expressed an unqualified opinion on those financial statements.

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

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Curitiba, Brazil

April 26, 2023

(d) Changes in Internal Control on Financial Reporting

Our management has not identified any other changes in its internal control over financial disclosure reporting during the year ended December 31, 2022 that has significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On April 30, 2021, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”

Item 16B. Code of Ethics

Our code of ethics, called “Code of Conduct,” was adopted for the first time in 2003. Over the years, the document has been revised to adapt it to the Company’s reality. The current version of the Code of Conduct was approved on July 13, 2022 by the Board of Directors.

The Code of Conduct applies to all of our employees, interns, suppliers, service providers, contractors, directors and officers (including our Chief Executive Officer, our Chief Financial Officer and the head of our accounting department), as well as of our wholly owned subsidiaries. Since the adoption of our Code of Conduct, we have not granted any express or implied waiver of any section of our code to the persons to whom it applies.

Our Code is available on our website (ri.copel.com/en) and copies can also be mailed upon written request to the address given on the front cover.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes Ltda., PCAOB ID No. 1045, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes Ltda. for services performed 2022 and 2021, and breaksdown these amounts by category of service.

	Year ended December 31,
Billed	2022	2021
	(R$ million)
Audit fees	4.8	4.7
Audit-related fees	-	-
Tax fees	0.1	0.1
Total	4.9	4.8

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

Audit Committee Pre-Approval Policies and Procedures

When hiring other services from its external auditors, the Company’s practice provides for prior analysis by the Audit Committee of the Board of Directors, which must consider in this assessment whether a relationship or service provided by an independent auditor: (i) creates conflicting interests with your audit client; (ii) puts them in a position to audit their own work; (iii) results in acting as a manager or as an employee of the audit client; or (iv) puts them in a position of attorney for the audit client.

The Audit Committee also considers, in this type of assessment, whether any service provided by the independent auditing company may impair, in fact or apparently, the firm’s independence. Whenever necessary, the Audit Committee can count on the technical support of the Internal Audit, or of an independent consultancy, for technical evaluation that may be required in each specific case, with discussions on the contracting of other services being recorded in the minutes of this collegiate meeting independent auditor.

For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees.”

Item 16D. Exemption from the Listing Standards for Audit Committees

Absent an exemption, a listed company must establish an audit committee composed of independent members of the board of directors that meets specified independence requirements set forth in Rule 10A-3 under the Securities Exchange Act. We rely on our Audit Committee, established pursuant to CVM Resolution No. 23/2021 to meet the exemption requirements under paragraph (c)(3) of Rule 10A-3. Under our bylaws and the Audit Committee’s charter, (i) our Audit Committee shall have three to five members, (ii) a majority of its member must comply with the independence requirements of our bylaws and of Federal Law 13,303/2016, (iii) at least one member must be an independent member of our Board of Directors, (iv) at least one member must not be a member of our Board of Directors and (v) at least one member must be must satisfy accounting / financial expertise requirements of Federal Law 13,303/2016.

Currently, our Audit Committee is composed of three members. Mr. Carlos Biedermann, Marco Antônio Barbosa Cândido and Mr Luiz Claudio Maia Vieira. Mr Luiz Claudio Maia Vieira is characterized as an external member. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Approach
Director Independence
303A.01	A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.	As a controlled company, we are not required to comply with the majority of independent directors requirement. Under our Bylaws, at least 25% of the members of our board must be independent, as determined by our shareholders and registered in the minutes of the General Meeting that elects these board members, in accordance with our Bylaws, Federal Laws 6,404/1976 and 13,303/2016, B3’s Level 2 Corporate Governance Regulation.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Our Chief Executive Officer is also a member of the board of directors. Our non-managing directors regularly hold executive sessions without management, which are usually scheduled to occur at the end of every board meeting.

Nominating/Corporate Governance Committee
303A.04	A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	As a controlled company, we are not be required to comply with the nominating/ corporate governance committee requirements. In compliance with Article 10 of Brazilian Law 13,303/2016 we have a permanent statutory committee, advisory to the shareholders, and responsible for monitoring the nomination and evaluation processes applicable to our management, members of our board of directors, Supervisory Board, and board committees. This committee is composed of members appointed by our shareholders.

Compensation Committee
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	We do not have a compensation committee. As a controlled company, we are not required to comply with the compensation committee requirements.
Audit Committee
303A.06 303A.07	A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written charter that covers certain minimum specified duties.

We have a Statutory Audit Committee, an independent advisory body to the Board of Directors, as per Article 51 of our Bylaws (Holding Company), whose responsibilities, duties, competencies and attributions are established in specific internal regulations, in compliance with the laws of Brazil and the United States, including the provisions of the Sarbanes-Oxley Act (SOX); SEC and NYSE rule sand best practices. We rely on the Statutory Audit Currently the Audit Committee is composed of three independent members.

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.
Corporate Governance Guidelines
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Although the corporate governance practices adopted by us do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 2 of corporate governance of B3S.A. Brasil, Bolsa e Balcão. We also adopt the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (“IBGC”).
Code of Ethics for Directors, Officers and Employees
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics, a set of rules that guide the actions of all persons who perform activities on behalf of us and our wholly owned and controlled subsidiaries, including employees (regardless of their function or hierarchical position), administrators (members of the Board of Directors and Board of Executive Officers), members of the Audit Committee, interns, suppliers, service providers and outsourced personnel. All such individuals are responsible for abiding by the code’s provisions and applying its content within their respective roles, in addition to promoting disclosure, understanding and integration of our code of ethics.
Certification Requirements
303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A and certify he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Our CEO will promptly notify the NYSE in writing after any of our executive officer’s become aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules and will also certify if he is not aware of any violation by the listed company of NYSE corporate governance listing standards.

We submit every year an Annual Written Affirmation to the NYSE and will submit an interim Written Affirmation when required.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits.

1.1	Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018, and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019, and by the 201th Extraordinary Shareholders meeting of March, 11, 2021.
2.1	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of April 27, 2021 in the form of Exhibit 2.1 hereto.
2.4	Description of Securities registered under Section 12 of the Exchange Act.
8.1	List of subsidiaries controlled by us
12.1	Certification of our Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2	Certification of our Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of our Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Availability Agreement: Agreement under which a generator commits to making a certain amount of electrical capacity available to the Regulated Market. In such case, the generator’s revenue is guaranteed, and the distributors must bear the risk of a supply shortage.

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

Class A Shares: Our class A preferred shares.

Class B Shares: Our class B preferred shares.

CMN: The National Monetary Council of Brazil, or Conselho Monetário Nacional.

Code: The U.S. Internal Revenue Code of 1986, as amended.

Common Shares: Our common shares.

Compagas: Companhia Paranaense de Gás – Compagas

Copel Distribuição: Copel Distribuição S.A., Our entity engaged in the distribution business.

Copel Geração e Transmissão S.A. or Copel GeT: Our entity engaged in the generation and transmission business.

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

Deloitte: Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Deposit Agreement: A Deposit Agreement between us, the Depositary and the registered holders and beneficial owners from time to time of the ADSs.

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

Free Customers: Electricity customers that are able to choose their own power suppliers since they meet the following requirements: as from January 1, 2022, with demand of at least 1.0 MW at any voltage; and, after January 1, 2023, with demand of at least 500 kW at any voltage

Free Market: Market segment that permits a certain degree of competition. The Free Market specifically contemplates purchase of electricity by non-regulated entities such as Free Customers and energy traders.

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

Preferred Shares: Our preferred shares, divided between Classe A Shares and Class B Shares.

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

Date: April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - Copel

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and of its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid - Refer to notes 4.12 and 30 to the financial statements

Critical audit matter description

The Company bills its customer on a monthly basis based on the energy measured, and recognize revenue at this moment. The Company also recognize unbilled revenue calculated between the date of the last measurement and the end of the month, on estimated basis, based on the average of the last billing. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to customers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates by customer class, reflecting historical trends and significant experience. The differences between estimated unbilled and actual revenues are recognized in the next month.

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

How the critical audit matter was addressed in the audit

Our audit procedures on revenue recognition included the following, among others:

•	We tested the effectiveness of controls over revenue recognition, including Management’s controls over the measurement of energy volumes and pricing, as well as controls over estimates of unbilled revenue.
•	With the assistance of our IT specialists, we:
-	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
-	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	With respect to unbilled revenue, we:
-	Evaluated the appropriateness and consistency of the methods and assumptions used by Management to develop the estimates of unbilled revenue.
-	Tested the mathematical accuracy of Management’s estimates of unbilled revenue.
-	Evaluated Management’s ability to estimate unbilled revenue accurately by comparing actual subsequent revenue with Management’s historical estimates for the related revenue streams.
•	We performed a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized.
•	For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, testing the mathematical accuracy of the revenue recognized, and verifying subsequent cash receipts.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Provisions for legal claims and contingent liabilities - Refer to notes 4.11 and 28 to the financial statements

Critical audit matter description

The Company is part in several legal and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management recognized a provision for those lawsuits which likelihood of loss is probable. The Company’s Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows related to the lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been recognized depends on the conclusions of the lawsuits or arbitration proceedings.

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

How the critical audit matter was addressed in the audit

Our audit procedures related to provision for legal claims and contingent liabilities included the following, among others:

•	We tested the effectiveness of controls related to provision for legal claims and evaluation of contingent liabilities, including those over the completeness and accuracy on such information, including the review of new and outstanding legal matters, as well as controls over the measurement of potential losses.
•	With the assistance of our IT specialists, we tested the effectiveness of controls related to the information systems used by Management to monitor and evaluate outstanding legal matters.
•	We tested the completeness and accuracy of the database used by Management to manage outstanding legal matters and to determine the likelihood of loss and measuring potential losses.
•	We inquired internal and external legal counsel to understand developments in legal matters and progression in potential settlement discussions.

•	We requested and received a written response from internal and external legal counsel as it relates to lawsuits and the related classification of the likelihood of loss for the Company and the amounts involved, as applicable.
•	We read the minutes of the meetings of the Board of Directors and Board of Executive Officers for evidence of undisclosed contingencies or unrecognized provisions.
•	We evaluated the assumptions and judgments used by Management to estimate the provision for legal claims, including corroborating the assumptions with internal legal counsel, with the assistance of our tax and environmental specialists, for specific matters we have deemed necessary.
•	We evaluated the Company’s disclosures for consistency with our knowledge of the Company’s legal matters.

Provision for allocation of PIS and COFINS credits - Refer to note 12.2.1 to the financial statements

Critical audit matter description

The Company recognized in prior years, as well as in the current year, liabilities to be refunded to customer related to the recovery of PIS and COFINS tax credits. In prior years, the Company considered that the liability was limited to the past ten years, counted from the date of the final and unappealable decision on the lawsuit that recognized the right to such tax credits. Federal Law No. 14,385 was enacted on June 27, 2022, which defines the allocation of mandatory tax amounts that were overpaid by the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and COFINS calculation basis. Based on the review of the risk assessment carried out by Management and supported by the opinion of the legal counsel, as a consequence of such new Law enacted during 2022, the Company recognized an additional provision during the current year, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit.

We identified the provision for allocation of PIS and COFINS credits as a critical audit matter due to the judgements exercised in the assessment of the requirements of the Law No. 14,385 enacted during the current year and the related application of accounting pronouncements to determine the Company’s probable obligation to the customers. Performing procedures to audit the provision for allocation of PIS and COFINS credits required a high degree of auditor judgment due to the significant judgement exercised by Management in the assessment of the Law No. 14,385 and the related provision.

How the critical audit matter was addressed in the audit

Our audit procedures related to the provision for allocation of PIS and COFINS credits included the following, among others:

•	We tested the effectiveness of controls related to Management’s process to assess and recognize this provision.
•	With the assistance of our legal specialists, we:
-	Obtained the legal opinions prepared by the Company’s legal specialists (outside legal counsel and the Company’s attorneys in charge) with respect to the assessment of the requirements of Federal Law 14.385 and its relationship with the other laws applicable to the matter.
-	Assessed the arguments and judgments presented by the Company and its legal specialists, mainly documented in the legal opinions mentioned before.

•	With the assistance of our specialists in technical accounting and audit standards, we assessed the concepts used by Management for the accounting treatment of Federal Law 14,385.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Curitiba, Brazil

April 26, 2023

We have served as the Company’s auditor since 2016.

Companhia Paranaense de Energia – Copel and Subsidiaries

Consolidated Financial Statements as of December 31, 2022 and 2021

and for the years ended December 31, 2022, 2021 and 2020 and Report of

Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2022	12.31.2021

CURRENT ASSETS
Cash and cash equivalents	5	2,678,457	3,472,845
Bonds and securities	6	93	16,121
Collaterals and escrow accounts		157	182
Trade accounts receivable	7	3,342,050	4,433,193
Dividends receivable		138,330	68,162
Sectorial financial assets	8	190,699	383,740
Accounts receivable - concessions	9	8,603	5,121
Contract assets	10	220,660	148,488
Other current receivables	11	897,380	749,816
Inventories		194,850	197,779
Income tax and social contribution receivable	12.3	355,065	151,912
Other current recoverable taxes	12.2	1,239,694	1,508,864
Prepaid expenses	13	60,076	53,649
Receivable from related parties	35	1,135	-
TOTAL CURRENT ASSETS		9,327,249	11,189,872

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	430,963	344,937
Other temporary investments		25,619	19,985
Collaterals and escrow accounts		-	142,764
Trade accounts receivable	7	109,819	82,233
Judicial deposits	14	632,458	591,131
Sectorial financial assets	8	190,699	383,740
Accounts receivable - concessions	9	2,269,690	2,261,684
Contract assets	10	7,452,019	6,739,560
Other noncurrent receivables	11	931,452	916,606
Income tax and social contribution receivable		127,824	153,850
Deferred income tax and social contribution	12.1	1,644,299	963,259
Other noncurrent recoverable taxes	12.2	2,627,293	3,143,546
Prepaid expenses	13	10	27
Total long term asset		16,442,145	15,743,322

Investments	15	3,325,731	3,042,134
Property, plant and equipment	16	10,069,468	10,142,591
Intangible assets	17	10,277,727	9,215,560
Right-of-use asset	26	261,380	204,056

Total non current assets		40,376,451	38,347,663

TOTAL ASSETS		49,703,700	49,537,535
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2022	12.31.2021

CURRENT LIABILITIES
Payroll, social charges and accruals	18	252,789	604,810
Accounts payable to suppliers	19	2,090,022	2,585,735
Income tax and social contribution payable		156,191	63,946
Other taxes due	12.2	303,606	440,933
Loans and financing	20	278,838	579,770
Debentures	21	1,346,347	2,144,485
Dividend payable		482,325	330,947
Post-employment benefits	22	73,814	68,836
Sectorial charges payable	23	46,488	198,386
Research and development and Energy efficiency	24	370,244	292,495
Accounts payable related to concession	25	105,003	104,963
Sectorial financial liabilities	8	433,914	139,770
Lease liability	26	64,870	47,240
Other accounts payable	27	601,619	370,383
PIS and Cofins to be refunded to consumers	12.2.1	550,527	7,294
TOTAL CURRENT LIABILITIES		7,156,597	7,979,993

NONCURRENT LIABILITIES
Accounts payable to suppliers	19	125,448	125,249
Deferred income tax and social contribution	12.1	1,517,682	1,364,828
Other taxes due	12.2	633,491	594,810
Loans and financing	20	4,371,525	3,098,674
Debentures	21	6,457,508	6,003,132
Post-employment benefits	22	996,223	1,226,338
Research and development and Energy efficiency	24	244,514	334,602
Accounts payable related to concession	25	832,539	798,996
Sectorial financial liabilities	8	49,341	153,409
Lease liability	26	208,886	165,494
Other accounts payable	27	645,234	599,909
PIS and Cofins to be refunded to consumers	12.2.1	1,444,631	3,319,501
Provision for allocation of PIS and Cofins credits	12.2.1	1,851,257	-
Provisions for legal claims	28	2,037,599	1,597,365
TOTAL NONCURRENT LIABILITIES		21,415,878	19,382,307

EQUITY
Attributable to controlling shareholders
Capital	29.1	10,800,000	10,800,000
Equity valuation adjustments	29.2	593,382	426,170
Legal reserve		1,512,687	1,457,087
Profit retention reserve		7,911,295	7,785,092
Additional dividends proposed		-	1,368,675
TOTAL EQUITY		20,817,364	21,837,024

Attributable to non-controlling interests	15.2.2	313,861	338,211

TOTAL EQUITY AFTER NON-CONTROLLING INTERESTS		21,131,225	22,175,235

TOTAL LIABILITIES & EQUITY		49,703,700	49,537,535
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2022	12.31.2021	12.31.2020
CONTINUING OPERATIONS
NET OPERATING REVENUE	30	21,927,721	23,984,287	18,633,249

Operating costs	31	(16,928,407)	(19,119,637)	(13,347,822)

GROSS OPERATING PROFIT		4,999,314	4,864,650	5,285,427

Other operational expenses / income
Selling expenses	31	(186,740)	(194,998)	(159,825)
General and administrative expenses	31	(803,721)	(924,561)	(809,408)
Hydrological Risk Renegotiation - GSF	17.2	-	1,570,543	-
Other operational income (expenses), net	31	(760,631)	(235,910)	(256,475)
Provision for allocation of PIS and Cofins credits	12.2.1	(810,563)	-	-
Equity in earnings of investees	15	478,577	366,314	193,547
Total operational expenses / income		(2,083,078)	581,388	(1,032,161)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,916,236	5,446,038	4,253,266

Financial results	32
Financial income		1,032,837	932,049	895,119
Financial expenses		(1,987,504)	(1,259,410)	(973,397)
Restatement of credits/(provision for destination of credits) of PIS and Cofins	12.2.1	(1,011,370)	-	944,549
Total financial results		(1,966,037)	(327,361)	866,271

OPERATING PROFIT		950,199	5,118,677	5,119,537

INCOME TAX AND SOCIAL CONTRIBUTION	12.3
Current		(429,267)	(469,226)	(1,260,469)
Deferred		628,389	(790,406)	(24,896)
TOTAL INCOME TAX AND SOCIAL CONTRIBUTION		199,122	(1,259,632)	(1,285,365)

NET INCOME FROM CONTINUING OPERATIONS		1,149,321	3,859,045	3,834,172

DISCONTINUED OPERATIONS
Net income from discontinued operations	39	-	1,189,557	75,578

NET INCOME		1,149,321	5,048,602	3,909,750
Attributed to shareholders of the parent company arising from continuing operations		1,112,007	3,767,197	3,823,981
Attributed to shareholders of the parent company due to discontinued operations		-	1,185,376	80,221
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	37,314	96,029	5,548

BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING
SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3
Common shares		0.38839	1.20448	1.33430
Class "A" Preferred shares		0.50343	1.41173	1.76982
Class "B" Preferred shares		0.41745	1.50668	1.46773
BASIC AND DILUTED EARNING PER SHARE
ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3
Common shares		0.38839	1.61429	1.36229
Class "A" Preferred shares		0.50343	1.86252	1.80062
Class "B" Preferred shares		0.41745	1.95747	1.49852
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2022	12.31.2021	12.31.2020

NET INCOME		1,149,321	5,048,602	3,909,750
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	29.4
Post employment benefits		291,740	246,626	(271,345)
Taxes on other comprehensive income		(88,548)	(93,881)	92,190
Items that may be reclassified to profit or loss	29.4
Adjustments related to financial assets		10,295	-	-
Taxes on other comprehensive income		(3,500)	-	-
Total other comprehensive income, net of taxes		209,987	152,745	(179,155)

TOTAL COMPREHENSIVE INCOME		1,359,308	5,201,347	3,730,595
Attributable to controlling shareholders - continuing operations		1,319,273	3,919,798	3,645,033
Attributable to controlling shareholders - discontinued operations		-	1,185,376	80,221
Attributed to non-controlling shareholders - continuing operations		40,035	96,173	5,341

Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves					Attributable
			Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit		to non -
									Shareholders’	controlling	Equity
	Note	Capital							equity	interests	Consolidated
Balance as of January 1, 2020		10,800,000	739,994	(148,067)	1,014,248	4,846,239	-	-	17,252,414	345,798	17,598,212
Net Income		-	-	-	-	-	-	3,904,202	3,904,202	5,548	3,909,750
Other comprehensive income
Actuarial losses, net of taxes	29.4	-	-	(178,948)	-	-	-	-	(178,948)	(207)	(179,155)
Total comprehensive income		-	-	(178,948)	-	-	-	3,904,202	3,725,254	5,341	3,730,595
Realization - deemed cost, net of taxes	29.4	-	(59,630)	-	-	-	-	59,630	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	-	(51,799)	(51,799)
Allocation proposed to AGM:
Legal reserve		-	-	-	195,210	-	-	(195,210)	-	-	-
Interest on equity (JSCP)	29.3	-	-	-	-	-	-	(807,500)	(807,500)	-	(807,500)
Additional dividends proposed from the non-capitalized earning reserve	29.3	-	-	-	-	(1,507,449)	1,507,449	-	-	-	-
Dividends	29.3	-	-	-	-	-	-	(211,057)	(211,057)	(7,933)	(218,990)
Profit retention reserve		-	-	-	-	2,750,065	-	(2,750,065)	-	-	-
Balance as of December 31, 2020		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Net income		-	-	-	-	-	-	4,952,573	4,952,573	96,029	5,048,602
Other comprehensive income
Actuarial gain, net of taxes	29.4	-	-	152,601	-	-	-	-	152,601	144	152,745
Total comprehensive income		-	-	152,601	-	-	-	4,952,573	5,105,174	96,173	5,201,347
Realization - deemed cost, net of taxes	29.4	-	(46,575)	-	-	-	-	46,575	-	-	-
Realization of actuarial liabilities - divestment of Copel Telecom	29.4			(33,205)		33,205
Deliberation of additional dividends proposed		-	-	-	-	-	(1,507,449)	-	(1,507,449)	(32,638)	(1,540,087)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		-	-	-	247,629	-	-	(247,629)	-	-	-
Interest on equity (JSCP)	29.3	-	-	-	-	(283,173)	-	(239,636)	(522,809)	-	(522,809)
Dividends	29.3	-	-	-	-	-	1,368,675	(2,565,678)	(1,197,003)	(16,731)	(1,213,734)
Profit retention reserve		-	-	-	-	1,946,205	-	(1,946,205)	-	-	-
Balance as of December 31, 2021		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Net income		-	-	-	-	-	-	1,112,007	1,112,007	37,314	1,149,321
Other comprehensive income
Actuarial gain, net of taxes	29.4	-	-	202,509	-	-	-	-	202,509	683	203,192
Adjustments related to financial assets	29.4	-	-	4,757	-	-	-	-	4,757	2,038	6,795
Total comprehensive income		-	-	207,266	-	-	-	1,112,007	1,319,273	40,035	1,359,308
Realization - deemed cost, net of taxes	29.4	-	(36,513)	-	-	-	-	36,513	-	-	-
Realization - actuarial gain	29.4	-	-	(3,541)	-	3,541	-	-	-	-	-
Deliberation of additional dividends proposed	29.3	-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Dividends and Interest on equity (JSCP)	29.3	-	-	-	-	(891,000)	-	(79,000)	(970,000)	(40,198)	(1,010,198)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		-	-	-	55,600	-	-	(55,600)	-	-	-
Dividends	29.3	-	-	-	-	-	-	(258)	(258)	(24,187)	(24,445)
Profit retention reserve		-	-	-	-	1,013,662	-	(1,013,662)	-	-	-
Balance as of December 31, 2022		10,800,000	597,276	(3,894)	1,512,687	7,911,295	-	-	20,817,364	313,861	21,131,225
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2022	12.31.2021	12.31.2020

CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations		1,149,321	3,859,045	3,834,172
Net income from discontinued operations		-	1,189,557	75,578
Net income		1,149,321	5,048,602	3,909,750

Adjustments to reconcile net income for the period with cash generation from operating activities:
Unrealized monetary and exchange variation and debt charges - net		1,314,407	622,680	456,456
Interest - bonus from the grant of concession agreements under the quota system	9.3	(118,439)	(134,482)	(94,307)
Remuneration of transmission concession contracts	10.3	(769,248)	(1,084,986)	(777,670)
Provision for allocation of PIS and Cofins credits	12.2.1	1,821,933	(21,640)	(1,755,112)
Income tax and social contribution	12.3	429,267	469,226	1,260,469
Deferred income tax and social contribution	12.3	(628,389)	790,406	24,896
Equity in earnings of investees	15.1	(478,577)	(303,137)	(193,547)
Appropriation of post-employment benefits obligations	22.4	268,171	246,812	224,478
Creation for research and development and energy efficiency programs	24.1	156,690	194,016	148,019
Recognition of fair value of assets from the indemnity for the concession	30	(89,941)	(142,642)	(57,341)
Sectorial financial assets and liabilities result	30	(1,847,863)	(2,502,324)	(746,052)
Depreciation and amortization	31	1,300,982	1,082,539	1,009,912
Net operating estimated losses, provisions and reversals	31.4	831,216	240,787	237,294
Result do Hydrological Risk Renegotiation - GSF	17.2	-	(1,570,543)	-
Realization of added value in business combinations	10.3	(721)	(722)	(722)
Fair value in energy purchase and sale operations	30.1 and 31.1	(32,748)	35,818	(137,463)
Derivatives fair value	32	2,907	20,401	(24,511)
Loss on disposal of accounts receivable related to concession		26,703	20	144
Loss on disposal of contract assets	10.1	8,829	7,155	35,590
Loss on disposal of property, plant and equipment	16.2	42,841	40,305	5,195
Loss on disposal of intangible assets	17	55,177	30,623	52,811
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	(79)	(177)	(314)
Net income for the period from discontinued operations	39	-	(1,189,557)	-

Total		3,442,439	1,879,180	3,577,975

Decrease (increase) in assets
Trade accounts receivable		1,628,696	(210,965)	(175,049)
Dividends and interest on own capital received		67,732	82,937	53,952
CRC transferred to the Government of the State of Paraná		-	1,646,614	300,025
Judicial deposits		575	(87,866)	16,729
Sectorial financial assets		966,466	1,509,802	979,642
Other receivables		62,369	(129,814)	(13,898)
Inventories		2,929	(30,699)	(40,035)
Income tax and social contribution recoverable		(498,961)	(267,179)	123,582
Other taxes recoverable		264,048	(64,130)	74,125
Prepaid expenses		(6,410)	(16,621)	(3,473)
Related parties		(1,135)	-	-
Total		2,486,309	2,432,079	1,315,600

Increase (decrease) in liabilities
Payroll, social charges and accruals		(190,627)	17,224	347,002
Related parties		-	-	-
Suppliers		(504,362)	(53,298)	292,108
Other taxes		892,002	834,358	(79,053)
Post-employment benefits	22.4	(201,566)	(198,626)	(197,143)
Sectorial charges due		(151,898)	164,674	5,204
Research and development and energy efficiency	24.1	(203,673)	(246,744)	(153,729)
Payable related to the concession	25.1	(106,370)	(88,430)	(74,931)
Other accounts payable		105,631	21,828	117,610
Provisions for legal claims	28.1	(242,212)	(207,877)	(167,316)
Total		(603,075)	243,109	89,752

CASH GENERATED BY OPERATING ACTIVITIES		5,325,673	4,554,368	4,983,327

Income tax and social contribution paid		(174,295)	(659,318)	(636,420)
Loans and financing - interest due and paid	20.3	(337,455)	(193,421)	(183,391)
Debentures - interest due and paid	21.2	(890,123)	(343,903)	(386,281)
Charges for lease liabilities paid	26.2	(21,151)	(6,514)	(6,679)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM
CONTINUING OPERATIONS		3,902,649	3,351,212	3,770,556

NET CASH GENERATED BY OPERATING ACTIVITIES FROM
DISCONTINUED OPERATIONS	39	-	35,620	170,288

NET CASH GENERATED FROM OPERATING ACTIVITIES		3,902,649	3,386,832	3,940,844
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows, continuation

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2022	12.31.2021	12.31.2020

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		67,157	(54,120)	(48,238)
Additions to contract assets		(1,923,558)	(1,482,785)	(1,236,999)
Acquisitions of subsidiaries - effect on cash	1.1.1	(18,031)	(501,886)	-
Additions in investments	15.1	(4,829)	(30,970)	(72,439)
Capital reduction of investees	15.1	61,536	-	228
Additions to property, plant and equipment		(535,542)	(338,137)	(226,325)
Additions to intangible assets	17.3 and 17.4	(421,729)	(4,546)	(10,225)

NET CASH USED BY INVESTMENT ACTIVITIES
FROM CONTINUING OPERATIONS		(2,774,996)	(2,412,444)	(1,593,998)

NET CASH GENERATED BY INVESTMENT ACTIVITIES
FROM DISCONTINUED OPERATIONS	39	-	2,444,352	(73,573)

NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		(2,774,996)	31,908	(1,667,571)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	20.3	1,891,954	134,313	263,000
Transaction costs of loans and financing obtained from third parties	20.3	(19,781)	(1,647)	-
Issue of debentures	21.2	1,500,000	3,000,000	-
Transaction costs in the issuing of debentures	21.2	(14,445)	(35,030)	-
Payments of principal - loans and financing	20.3	(1,000,319)	(202,577)	(248,863)
Payments of principal - debentures	21.2	(2,051,481)	(1,852,048)	(1,036,490)
Amortization of principal of lease liabilities	26.2	(60,200)	(51,270)	(46,365)
Dividends and interest on own capital paid		(2,167,769)	(3,874,318)	(626,357)

NET CASH USED BY FINANCING ACTIVITIES
FROM CONTINUING OPERATIONS		(1,922,041)	(2,882,577)	(1,695,075)

NET CASH USED BY FINANCING ACTIVITIES
FROM DISCONTINUED OPERATIONS	39	-	(1,850)	(20,038)

NET CASH USED FROM FINANCING ACTIVITIES		(1,922,041)	(2,884,427)	(1,715,113)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(794,388)	534,313	558,160

Cash and cash equivalents at the beginning of the period	5	3,472,845	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	5	2,678,457	3,472,845	3,222,768
Cash and cash equivalents variations from discontinued operations	39	-	284,236	277,119

CHANGE IN CASH AND CASH EQUIVALENTS		(794,388)	534,313	558,160
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.	Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums, in private sector and mixed-capital companies for the purpose of engaging in activities, mainly in areas of energy and natural gas.

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder (“Corporation”) through a secondary public offering of shares and/or Units issued by the Company and owned by Controller. On December 21, 2022, with legal authorization, the Board of Directors of Copel approved studies to enable the full renewal of the Concessions of Hydroelectric Power Plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa and to analyze fundraising alternatives for the payment of the respective granting bonuses, estimated at R$3,719,428 as per Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023. The transformation of Copel into a “Corporation” will allow, under the terms of Law 9074/95, to maintain 100% of the Company's interest in the plants. On January 31, 2023, the Board of Directors of Copel approved hiring specialized consultants and technical advisors to assist in the studies and structuring of an eventual offering.

1.1	Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until December 31, 2022, there were no changes, acquisitions and disposals in relation to the equity interests of December 31, 2021. On October 6, 2022, Copel GeT entered into an agreement for the acquisition of the Santa Rosa & Mundo Novo and Aventura Wind Complexes, and the operation was concluded on January 30, 2023, according to Note 40.1.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1	Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS) (a)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A.(Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (b)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
(a)	On May 19, 2022, the Brazilian Securities and Exchange Commission (CVM) granted the registration of Copel DIS as a publicly-held company in category “B”.
(b)	Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

Vilas Wind Complex

On November 30, 2021, the Company concluded the acquisition of 100% of the Vilas Wind Complex and preliminarily measured the fair value of the identified assets acquired and the liabilities assumed on the acquisition date.

In September 30, 2022, the provisional amounts of the business combination were revised. The following table presents the fair value of the net assets acquired, updated after the final adjustments of the business combination:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Adjusted	Fair value	Fair value at the
	book value (a)	adjustment	acquisition date
Assets identified	901,059	301,102	1,202,161
Cash and cash equivalents	76,350	-	76,350
Bonds and securities	13,236	-	13,236
Trade accounts receivable	23,585	-	23,585
Other receivables	341	-	341
Income tax and social contribution	476	-	476
Other recoverable taxes	64	-	64
Prepaid expenses	24	-	24
Property, plant and equipment	754,557	-	754,557
Intangible assets	10,275	301,102	311,377
Right-of-use asset	22,151	-	22,151
Liabilities assumed	605,893	102,375	708,268
Suppliers	11,229	-	11,229
Income tax and social contribution	117	-	117
Other taxes due	2,905	-	2,905
Deferred income tax and social contribution	3,191	102,375	105,566
Loans and financing	539,671	-	539,671
Lease liability	22,379	-	22,379
Other accounts payable	26,401	-	26,401
Net assets acquired	295,166	198,727	493,893
(a)	Book value of investees adjusted to the Company's practices before the allocation of fair value in the business combination.

The table below shows the variation in amounts in relation to the preliminary values recognized on November 30, 2021, and the final amounts updated on December 31, 2022:

	Preliminary value	Adjustments	Final value
Consideration amount	597,684	(1,416)	596,268
(-) Fair value of net assets acquired	503,463	(9,570)	493,893
Goodwill	94,221	8,154	102,375

The revision of the provisional values of the business combination had impact on the measurement of capital gain and goodwill totaling R$8,154. Considering that the adjustments are not material to the Financial Statements, with no impact on the Company's results, the balances of December 31, 2021, are not being restated. Of the total paid for the operation, R$578,236 were disbursed in November 2021 and the remaining balance, R$18,031, during the year 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

2.	Concessions and Authorizations
2.1	Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002		12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047
(a)	Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP Small Hydroelectric Plant - SHP Thermal Power Plant - TPP Wind Power Plant - WPP

2.1.1	Compagas

Compagas has a service concession arrangement signed with the Granting Authority, the State of Paraná, effective for 30 years as of July 6, 1994, extended for the same period as of the ending date of the original term, based on article 16 of the State Supplementary Law No. 205/2017. Therefore, the final term of the arrangement was extended to July 6, 2054.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The main requirements for concession renewal, among others, are: adoption of the price-cap regulation model; remuneration based on the weighted average cost of capital (WACC), initially at 9.125% p.a.; definition of the initial Net Regulatory Remuneration Base (BRRL) contemplating the assets not amortized in the current concession, the granting bonus, offset against regulatory liabilities; total estimated Capex of R$2.5 billion to be realized over 30 years; tariff adjustment based on Brazil’s Extended Consumer Price Index (IPCA) variations. The new arrangement was signed on December 26, 2022 and the service concession was extended upon payment of a R$508,000 grant bonus through offsetting of concessionaire credits referring to the previous service concession arrangement in the amount of R$98,000 and financial disbursement of R$410,000 in December 2022.

As a result of this process, the accounts receivable related to concessions was transferred to intangible assets, where the consideration for the grant bonus was also recorded, as shown in Notes 9.2 and 17.3.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP

Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047

Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046

Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050

Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049

Generation Concession Contract 007/2013
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033

PUBLIC SERVICE CONCESSIONS

Generation Concession Contract 045/1999
TPP Figueira (Note 34.2.6)		100	03.27.2019
HPP São Jorge (Note 34.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020
UHE Guaricana		100	07.21.2028

Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029

Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-

Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053

HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-

Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-

Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (Note 16.5.1)	Resolution 913/2017 - transfer of title under
	Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (Note 16.5.2)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (Note 16.5.2)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (Note 16.5.2)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (Note 16.5.2)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza
Contract 006/2016 - Transmission line 230 kV Curitiba Centro - Uberaba
Contract 006/2016 - Substation Medianeira 230/138 kV
Contract 006/2016 - Substation Curitiba Centro 230/138 kV
Contract 006/2016 - Substation Andirá Leste 230/138 kV

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama
	Substation Umuarama 230/138 kV
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte
	Substation Santa Quitéria 230/138/13,8 kV
	Substation Cascavel Norte 230/138/13,8 kV
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste
	Substation Curitiba Leste 525/230 kV
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta - Cláudia
	Transmission line 500 kV Cláudia - Paranatinga
	Transmission line 500 kV Paranatinga - Ribeirãozinho
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte - Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas
	Transmission line 500 kV Rio das Éguas - Luziânia
	Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias
	Transmission line 500 kV Araraquara 2 - Itatiba
	Transmission line 500 kV Araraquara 2 - Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)
(a)	Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB.

Executive Board declares that all relevant information specific to consolidated financial statements, and only those, are being evidenced and correspond to those used in management.

The issuance of these consolidated financial statements was authorized by the Board of Directors on April 26, 2023.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3.1	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2	Basis of measurement

The consolidated financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3	Use of estimates and judgments

In the preparation of these consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.3.1	Judgments

The Notes below are those containing information about judgments made in applying of accounting policies with significant impacts on the amounts recognized in the consolidated financial statements:

•	Notes 4.1 and 15 - Basis of consolidation and Investments: assessment of the existence of control and significant influence;
•	Note 4.2 - Financial instruments: definition of the category of financial instruments.
3.3.2	Uncertainties over assumptions and estimates

The Notes below are those containing information about the main assumptions regarding the future and other main sources of uncertainty in estimates with a reasonable possibility of leading to significant adjustments in the values of assets and liabilities in the next financial year:

•	Notes 4.3 and 8 - Sectorial financial assets and liabilities: forecast of values that will be included in the tariff review process;
•	Notes 4.4 and 9 - Accounts receivable related to the concession: forecast of cash flows and the indemnifiable balance of the concession contracts;
•	Notes 4.5 and 10 - Contract assets: definition of the contract remuneration rate, allocation of price to performance obligations and forecast of cash flows;
•	Notes 4.8 and 16 - Property, plant and equipment: estimated useful life of assets;
•	Notes 4.9 and 17 - Intangible assets: estimated useful life of assets;
•	Notes 4.10.1 and 7.3 - Expected Credit Losses: estimate of amounts that will not be received;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•	Notes 4.10.2 and 16.4 - Impairment of assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
•	Notes 4.11 and 28 - Provisions for litigation and contingent liabilities: estimated losses on legal claims;
•	Notes 4.11 and 12.2.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
•	Note 4.12 - Revenue recognition: estimate of unbilled amounts and construction margin;
•	Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE): forecast of amounts to be billed by CCEE;
•	Note 4.15 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
•	Notes 4.16.2 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income;
•	Notes 4.17 and 22 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
•	Notes 4.18 and 26 - Right to Use Assets and Lease Liabilities: definition of the interest rate for contracts.
3.4	Management’s judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4.	Significant Accounting Policies

4.1	Basis of consolidation
4.1.1	Calculation of equity in earnings of investees

Investments in joint ventures and associates are recognized in the consolidated financial statements based on the equity method. Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the investment ceases to qualify as a jointly controlled or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for the calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Parent's accounting policies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

Noncontrolling interests are presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this procedure results in negative noncontrolling interest balance.

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

For the years ended December 31, 2022, 2021 and 2020

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

In acquisitions of interests in associates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value. Goodwill is presented in the investment.

4.2	Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. Accounts receivable from customers without a significant component of financing are initially measured at the price of the transaction.

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

The Company does not have financial instruments measured at fair value through other comprehensive income, except for the asset arising from Certified Emissions Reductions - CERs of Elejor. The Company operates with derivative financial instruments as described in Note 4.15.

The Company's financial instruments are classified and measured as described below.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.3	Net sectorial financial assets and liabilities

The Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession agreement, approved by Aneel Order No. 4621/2014.

Net sectoral financial assets and liabilities comprise: a) Portion A Cost Variation Compensation Account - CVA, which records the variation between estimated and realized costs of energy purchase, of transmission and sectorial charges; b) financial items that correspond to other rights and obligations included in the tariff.

The amounts are updated until the next tariff readjustment/revision and, after approval by Aneel, the new tariff is applied for the current tariff year, providing for collection or return of constituted assets and liabilities, which are then amortized.

In the event of termination of the concession for any reason, the residual values of Portion A items and other financial components, not recovered or returned through tariff, must be incorporated in the calculation of the compensation, keeping rights or obligations of the concessionaire with the Granting Authority safeguarded.

4.4	Accounts receivable related to the concession

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Granting Authority by contractual clause and specific legislation.

4.4.1	Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Granting Authority at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as a financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (BRR), defined by the Granting Authority, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.4.2	Piped gas distribution service concession

The piped gas distribution concession agreement provides that part of the investments made by the concessionaire is remunerated by the public service users and another part is indemnified by the Granting Authority, the State of Paraná, at the end of the concession. This model provides for the recognition of financial assets, contract assets during the construction period and intangible assets. The amount that will not be amortized within the concession term is presented as Accounts receivable related to the concession and represents the amount to be reimbursed to the Company by the Granting Authority at the end of the contract term.

4.4.3	Bonus for the grant of quota system generation concession agreement

The quota system generation concession agreement provides for the payment of a bonus for the grant to the Granting Authority, pursuant to paragraph 7 of article 8 of Law 12,783/2013.

This bonus is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without risk of demand.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.4	Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets are transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.5	Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1	Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Granting Authority through indemnification at the end of the concession.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.5.2	Power gas distribution service concession

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is transferred to Accounts receivable related to the concession.

4.5.3	Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points.

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

The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

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

For the years ended December 31, 2022, 2021 and 2020

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

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

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

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which are reviewed annually and adjusted if necessary.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9	Intangible Assets

These comprise software acquired from third parties and software developed in-house and are measured at acquisition cost and amortized over five years, besides Intangible assets from Concession Agreements below.

4.9.1	Onerous concession of electric power generation and piped gas

Corresponds to acquisition of exploration rights on hydropower potential and piped gas whose onerous concession contract is signed as Use of Public Property - UBP and/or Grant Bonus.

This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential and piped gas, the amount presented is fixed and amortized over the concession period.

4.9.2	Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period.

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

For the years ended December 31, 2022, 2021 and 2020

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

The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, number of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

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

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses that had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets arising from onerous concession and rights of concession and/or authorization to generate electricity, classified as intangible assets, have their impairment tested along with the other assets of that cash-generating unit.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The impairment of contract assets in their construction phase is tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount is subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by the National Electric System Operator (ONS) and by the jurisdiction of the sector.

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

Once the project enters commercial operation, all costs or expenses incurred with environmental programs related to the project’s operation and maintenance licenses are analyzed according to their nature and included in profit or loss for the period, except for costs or expenses for renewing licenses, which are recorded as intangible assets and amortized over the term of the license.

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

For the years ended December 31, 2022, 2021 and 2020

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

The construction margin adopted for the transmission activity for the years 2022, 2021 and 2020 was 1.65%, and results from a calculation methodology that considers the respective business risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

Unrealized net gains or losses arising from the mark-to-market of these contracts (difference between contractual and market prices) are recorded as operating income or operating costs in the Statement of income.

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that there will probably be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

4.16.3	Other taxes recoverable and other tax obligations

Sales and services revenues are subject to value-added tax (ICMS or VAT) and service tax (SS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding). Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reductions to operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented as reductions to the acquisition cost of these assets. Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

4.17	Post-employment benefits

The Company sponsors pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.18	Right to use lease assets and liabilities

Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

4.19	Standards applicable to the Company effective January 1, 2022

As of January 1, 2022 changes in the following standards are in effect, without significant impacts on the financial statements of the Company:

(i)	IAS 37: specification of costs to fulfill onerous contract;
(ii)	IAS 16: definitions of resources before their intended use;
(iii)	IFRS 3: update of the standard, in view of the changes in the Conceptual Framework;
(iv)	Annual improvements to the 2018 - 2020 IFRS cycle with changes in pronouncements: IFRS 1, IFRS 9, IFRS 16 and IAS 41.

4.20	New standards that are not yet in effect

As of the following fiscal years, the changes below will be in effect:

(i)	IAS 1 and IFRS practical expedient 2: classification of liabilities as current or non-current and change in accounting policy disclosures (from January 1, 2023);
(ii)	IFRS 17: new standards for insurance contracts, replacing IFRS 4 (from January 1, 2023);
(iii)	IAS 8: updating of accounting estimates definitions (from January 1, 2023);
(iv)	IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction (from January 1, 2023);
(v)	IFRS 16 - Leases: amendments related to sale and leaseback operations (from January 1, 2024);
(vi)	IFRS 10 and IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

5.	Cash and Cash Equivalents

	12.31.2022	12.31.2021	12.31.2020
Cash and bank accounts	222,641	231,372	228,711
Financial investments with immediate liquidity	2,455,816	3,241,473	2,994,057
	2,678,457	3,472,845	3,222,768

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 94.0% and 102% of Interbank Deposit Certificate (“CDI”).

6.	Bonds and Securities

The Company holds securities that yield variable interest rates. The term of these securities ranges from 3 to 55 months from the end of the financial year.

Category	Index	12.31.2022	12.31.2021
Units in Funds (a)	CDI	353,454	284,852
Bank Deposit Certificates - CDB	96% to 101% of CDI	77,602	61,635
National Treasury Bills- LTN	10.92% p.a.	-	14,571
		431,056	361,058
	Current	93	16,121
	Noncurrent	430,963	344,937
Interbank Deposit Certificate - CDI
(a)	These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.	Trade Accounts Receivable

	Balances	Overdue	Overdue for more	Total	Total
	falling due	up to 90 days	than 90 days	12.31.2022	12.31.2021
Customers
Residential	312,468	172,243	28,385	513,096	858,070
Industrial	115,555	17,612	45,689	178,856	329,910
Commercial	194,959	41,274	24,027	260,260	442,902
Rural	78,099	20,194	3,352	101,645	151,459
Public Entities	36,506	2,200	401	39,107	58,532
Public lighting	28,140	188	-	28,328	55,943
Public service	37,698	952	643	39,293	62,350
Unbilled - captives	462,426	-	-	462,426	948,418
Energy installments plan - captives customers (7.1)	289,821	43,230	70,467	403,518	343,667
Low income subsidy - Eletrobras	28,342	-	-	28,342	17,712
Free consumers	202,525	2,396	3,710	208,631	174,495
Other receivables	64,835	24,866	24,489	114,190	157,526
Bonus for voluntary consumption reduction (7.4)	(2,754)	-	-	(2,754)	(134,890)
	1,848,620	325,155	201,163	2,374,938	3,466,094
Concessionaires, permission holder and trading companies
Bilateral contracts	276,448	1,400	300	278,148	210,632
Regulated contracts	196,603	3,148	5,319	205,070	223,237
CCEE (7.2)	76,962	-	119,665	196,627	467,529
Energy suplies	550,013	4,548	125,284	679,845	901,398
Charges from using transmission grid	508,242	8,499	13,518	530,259	362,070

Gas distribution	123,839	3,440	11,491	138,770	90,465

(-) Expected credit losses (7.3)	(21,001)	(19,893)	(231,049)	(271,943)	(304,601)
	3,009,713	321,749	120,407	3,451,869	4,515,426
Current				3,342,050	4,433,193
Noncurrent				109,819	82,233

7.1	Energy installments plan – captive customers

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2022, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.10% p.m. (1,16% p.m. on December 31, 2021).

7.2	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT filed an administrative request for the exclusion of liability at Aneel, which was denied, and subsequently, on December 18, 2017, it filed an ordinary lawsuit with a request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. Aneel filed an internal appeal against this decision and is awaiting judgment by the Federal Regional Court. The main action awaits its judgment on the merits since February 25, 2019.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3	Expected credit losses

	Balance as of January 1,2020	Additions/ (Reversals)	Write offs	Other (a)	Balance as of December 31, 2020	Additions/ (Reversals)	Write offs	Other (a)	Balance as of December 31, 2021	Additions/ (Reversals)	Write offs (b)	Balance as of December 31, 2022
Customers
Residential	41,824	65,937	(60,365)	-	47,396	117,928	(115,056)	-	50,268	112,457	(100,199)	62,526
Industrial	97,954	22,487	(31,575)	-	88,866	20,413	(66,848)	-	42,431	(12,993)	3,398	32,836
Commercial	70,925	29,092	(31,294)	-	68,723	35,628	(46,057)	-	58,294	22,510	(48,764)	32,040
Rural	3,389	4,788	(4,240)	-	3,937	6,407	(7,384)	-	2,960	4,327	(3,460)	3,827
Public Entities	4,890	9	(1,815)	-	3,084	184	(2,887)	-	381	116	39	536
Public lighting	3	20	(15)	-	8	11	(8)	-	11	7	-	18
Public service	265	124	(246)	-	143	(16)	(154)	-	(27)	2,254	(277)	1,950
Unbilled - captives customers	1,180	409	-	-	1,589	885	-	-	2,474	(1,487)	-	987
Adjustment to present value	(1,441)	791	-	-	(650)	(854)	-	-	(1,504)	(1,146)	-	(2,650)
	218,989	123,657	(129,550)	-	213,096	180,586	(238,394)	-	155,288	126,045	(149,263)	132,070
Concessionaires, permission holder and trading companies
CCEE (7.2)	119,665	-	-	-	119,665	-	-	-	119,665	-	-	119,665
Concessionaries and permission holder	20,425	392	(284)	-	20,533	1,224	(1,994)	-	19,763	(5,353)	(4,583)	9,827
	140,090	392	(284)	-	140,198	1,224	(1,994)	-	139,428	(5,353)	(4,583)	129,492
Telecommunications	5,149	3,609	(6,260)	(2,498)	-	3,042	(3,153)	111	-	-	-	-
Gas distribution	12,528	238	(509)	-	12,257	(2,611)	239	-	9,885	1,064	(568)	10,381
	376,756	127,896	(136,603)	(2,498)	365,551	182,241	(243,302)	111	304,601	121,756	(154,414)	271,943
(a)	Reclassification to Assets classified as held for sale (Note 39).
(b)	Net losses from recovered invoice balances.

7.4	Incentive program for the voluntary reduction of electricity consumption

Bonus granted to consumers eligible for the Incentive Program for the Voluntary Reduction of Electric Energy Consumption, as part of government actions to combat the 2021 water crisis, corresponding to the total energy saved between September and December 2021. The Company recorded, on December 31, 2021, a credit of R$134,890 referring to the amount to be returned to customers, in exchange for a credit receivable from CCEE (Note 11). On December 31, 2022, there is still R$2,754 to be returned to consumers and R$2,917 to be reimbursed by CCEE.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.	Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the 2022 tariff adjustment and amounts that will be ratified in the next tariff events.

		Operating revenues		Financial results		Statement of Financial Position	Balance as of
	Balance as of				Tariff		December 31,
	January 1, 2022	Constitution	Amortization	Updating	flags	Constitution	2022
Portion A
Electricity purchased for resale - Itaipu	1,286,966	344,732	(914,566)	102,517	-	-	819,649
Electricity purchased for resale - CVA Energ	(475,842)	(540,360)	429,160	(36,149)	41,132	-	(582,059)
Transport of energy using the transmission system - basic grid	180,521	213,107	(152,329)	12,467	-	-	253,766
Transport of energy purchased from Itaipu	14,018	8,125	(11,823)	386	-	-	10,706
ESS	531,280	417,465	(324,194)	46,467	(443,689)	-	227,329
CDE	(18,786)	392,608	(201,781)	28,452	-	-	200,493
Proinfa	10,501	77,631	(53,235)	7,181	-	-	42,078
Other financial components
Refunds of Pis and Cofins (8.2)	(337,350)	-	1,164,877	-	-	(1,593,100)	(765,573)
Neutrality	81,177	94,338	(81,461)	4,544	-	-	98,598
Offset of bilateral contracts under CCEAR	(184)	(239)	385	(148)	-	-	(186)
Hydrological risk	(604,152)	(463,625)	570,582	(27,611)	-	-	(524,806)
Tariff refunds	(198,997)	(66,898)	101,685	(11,250)	-	-	(175,460)
Overcontracting	(78,596)	522,321	53,319	15,420	(76,140)	-	436,324
Itaipu Bonus	(26,451)	46,915	(6,240)	(4,568)	-	(4,713)	4,943
Water shortage account (8.1)	-	-	76,949	(2,293)	-	(145,844)	(71,188)
CDE Eletrobras (8.2)	-	165,214	-	(13,803)	-	(335,511)	(184,100)
Other	110,196	86,068	(100,867)	13,933	-	(1,701)	107,629
	474,301	1,297,402	550,461	135,545	(478,697)	(2,080,869)	(101,857)
Current assets	383,740						190,699
Noncurrent assets	383,740						190,699
Current liabilities	(139,770)						(433,914)
Noncurrent liabilities	(153,409)						(49,341)

		Operating revenues		Financial results		Statement of Financial Position	Balance as of
	Balance as of				Rate		December 31,
	January 1, 2021	Constitution	Amortization	Updating	flags	Constitution	2021
Portion A
Electricity purchased for resale - Itaipu	463,176	1,133,849	(348,804)	38,745	-	-	1,286,966
Electricity purchased for resale - CVA Energ	(100,053)	640,205	128,545	(1,303)	(1,143,236)	-	(475,842)
Transport of energy using the transmission system - basic grid	176,877	164,203	(170,538)	9,979	-	-	180,521
Transport of energy purchased from Itaipu	19,746	10,933	(17,746)	1,085	-	-	14,018
ESS	19,131	728,954	(23,429)	2,374	(195,750)	-	531,280
CDE	(1,872)	22,765	(41,260)	1,581	-	-	(18,786)
Proinfa	(145)	22,155	(11,812)	303	-	-	10,501
Other financial components
Refunds of Pis and Cofins (Note 13.2.1)	-	-	364,650	-	-	(702,000)	(337,350)
Neutrality	77,265	60,608	(57,925)	1,229	-	-	81,177
Offset of bilateral contracts under CCEAR	36,395	(383)	(36,196)	-	-	-	(184)
Hydrological risk	(474,111)	(562,663)	443,644	(11,022)	-	-	(604,152)
Tariff refunds	(193,669)	(97,684)	100,956	(8,600)	-	-	(198,997)
Overcontracting	130,677	(99,743)	(23,230)	(2,220)	(84,080)	-	(78,596)
Itaipu Bonus	-	60,065	-	220	-	(86,736)	(26,451)
Other	4,804	89,875	22,330	(213)	-	(6,600)	110,196
	158,221	2,173,139	329,185	32,158	(1,423,066)	(795,336)	474,301
Current assets	173,465						383,740
Noncurrent assets	173,465						383,740
Current liabilities	(188,709)						(139,770)
Noncurrent liabilities	-						(153,409)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

8.1	Water shortage account

In view of the 2021 water shortage, one of the government measures designed to mitigate the financial impacts on the electricity sector was the contracting of a financial transaction to cover additional costs temporarily assumed by distributors in the period (Decree No. 10939/2022). The funds were allocated to the Water shortage account (Aneel’s Regulatory Resolution No. 1008/2022). On May 9, 2022, Copel DIS received R$145,844, recognized as a financial component in the annual tariff adjustment process, with the amount monetary restated by the Selic rate. The amount will be passed on to consumers through monthly installments approved by Aneel and collected into the CDE Water shortage account as of the next tariff adjustment process, to be carried out in June 2023, over a four-year period (Note 30.3.1).

8.2	Annual tariff adjustment

In Copel DIS’s annual tariff adjustment process (Note 30.4), R$1,593,100 were considered for tariff reduction (R$702,000 in 2021), resulting from a lawsuit filed by the Company regarding State VAT (ICMS) exclusion from Contribution tax on gross revenue for social integration program (PIS) and for social security financing (Cofins) tax bases (Note 12.2.1).

Also, in view of Centrais Elétricas Brasileiras S.A. - Eletrobrás privatization, it was determined that 50% of the added value arising from the grant bonus of Eletrobrás hydropower plants renewed service concession arrangements would be passed on to the affordable energy tariffs. The amount allocated to Copel DIS in the 2022 tariff adjustment process was R$335,511, which was received by the Company on July 29, 2022.

9.	Accounts Receivables - Concessions

	12.31.2022	12.31.2021
Power distribution service concession (9.1)	1,442,819	1,200,708
Piped gas distribution service concession (9.2)	-	233,026
Bonus from the grant of concession agreements under the quota system (9.3)	766,832	730,851
Generation concession agreements (9.4)	68,642	102,220
	2,278,293	2,266,805
Current	8,603	5,121
Noncurrent	2,269,690	2,261,684

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.1	Power distribution service concession

Balance as of January 1, 2021	960,518
Transfers from contract assets (Note 10.1)	125,492
Transfers to intangible assets (Note 17.1)	8,385
Transfers to other receivables (assets held for disposal)	(2,407)
Fair value recognition	108,733
Loss on disposal	(13)
Balance as of December 31, 2021	1,200,708
Transfers from contract assets (Note 10.1)	168,072
Transfers to other receivables (assets held for disposal)	(5,048)
Fair value recognition	79,169
Loss on disposal	(82)
Balance as of December 31, 2022	1,442,819

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2	Piped gas distribution service concession

Balance as of January 1, 2021	189,416
Transfers from contract assets (Note 10.2)	8,310
Transfers to intangible assets (Note 17.3)	1,398
Fair value recognition	33,909
Loss on disposal	(7)
Balance as of December 31, 2021	233,026
Transfers from intangible assets (Note 17.3)	(243,628)
Fair value recognition	10,772
Loss on disposal	(170)
Balance as of December 31, 2022	-

As a result of the renewal of the concession described in Note 2.1.1, the balance of these accounts receivable was fully transferred to intangible assets.

9.3	Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2021	671,204
Transfers to electricity grid use charges - customers	(74,835)
Interest (Note 30.1)	134,482
Balance as of December 31, 2021	730,851
Transfers to electricity grid use charges - customers	(82,458)
Interest (Note 30.1)	118,439
Balance as of December 31, 2022	766,832

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.4	Power generation concession contract

Balance as of January 1, 2021	81,202
Remeasurement	18,414
Reversal of impairment	2,604
Balance as of December 31, 2021	102,220
Remuneration	1,934
Fair value adjustment	(35,512)
Balance as of December 31, 2022	68,642

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value.

On December 17, 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and on July 22, 2022, it filed the updated indemnifiable amount evaluation report. The Company awaits a statement from Aneel.

10.	Contract assets

	12.31.2022	12.31.2021
Power distribution service concession (10.1)	2,332,171	1,798,195
Piped gas distribution service concession (10.2)	30,032	29,815
Power transmission concession (10.3)	5,310,476	5,060,038
	7,672,679	6,888,048
Current	220,660	148,488
Noncurrent	7,452,019	6,739,560
10.1	Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2021	1,144,780	(29,819)	1,114,961
Acquisitions	1,798,266	-	1,798,266
Customers contributions	-	(160,826)	(160,826)
Transfers to intangible assets (Note 17.1)	(943,905)	122,346	(821,559)
Transfers to accounts receivable - concessions (Note 9.1)	(140,120)	14,628	(125,492)
Loss on disposal	(7,155)	-	(7,155)
Balance as of December 31, 2021	1,851,866	(53,671)	1,798,195
Acquisitions	2,092,117	-	2,092,117
Customers contributions	-	(243,916)	(243,916)
Transfers to intangible assets (Note 17.1)	(1,332,118)	194,794	(1,137,324)
Transfers to accounts receivable - concessions (Note 9.1)	(197,912)	29,840	(168,072)
Loss on disposal	(8,829)	-	(8,829)
Balance as of December 31, 2022	2,405,124	(72,953)	2,332,171

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In 2022, these costs totaled R$17,903, at an average rate of 0.38% p.a. (R$12,785, at an average rate of 0.38% p.a., in 2021).

10.2	Piped gas distribution service concession contract

Balance as of January 1, 2021	27,254
Acquisitions	14,269
Transfers to intangible assets (Note 17.3)	(3,398)
Transfers to accounts receivable - concessions (Note 9.2)	(8,310)
Balance as of December 31, 2021	29,815
Acquisitions	13,955
Transfers to intangible assets (Note 17.3)	(13,738)
Balance as of December 31, 2022	30,032
10.3	Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2021	3,007,234	1,343,348	4,350,582
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(315,358)	(250,520)	(565,878)
Transfers to property, plant and equipment	(1,483)	-	(1,483)
Transfers from litigations	3,376	-	3,376
Remuneration	621,366	242,872	864,238
Construction revenue	187,733	-	187,733
Construction income	3,097	-	3,097
Loss from inefficiency(10.3.1)	125,699	91,952	217,651
Balance as of December 31, 2021	3,632,386	1,427,652	5,060,038
Realization of gains/losses in business combinations	721	-	721
Transfers to electricity grid use charges - customers	(389,939)	(213,378)	(603,317)
Transfers to property, plant and equipment	(3,822)	-	(3,822)
Transfers from litigations	(1,558)	-	(1,558)
Remuneration	509,722	201,926	711,648
Construction revenue	89,166	-	89,166
Construction income	1,458	-	1,458
Gain from efficiency(10.3.1)	56,142	-	56,142
Balance as of December 31, 2022	3,894,276	1,416,200	5,310,476

In June 2022, Technical Note No. 85/2022 was issued by the Superintendence of Tariffs of Aneel, which deals with the analysis of requests for reconsideration of the payment of the financial component and reprofiling of the RBSE Asset, with a monocratic decision (Order No. 1,762/22) deliberated by an Aneel director on the referred topic. This decision was suspended by the collegiate and the terms of the mentioned Technical Note will be discussed by the Aneel Board of Directors in a meeting with no scheduled date yet, so that assumptions, methodologies and calculations considered so far, approved by means of Aneel Resolution No. 2,847 of April 22, 2021, are effective and remain appropriate.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. On June 21, 2022, Aneel approved the 2nd tariff review of the Costa Oeste and Marumbi contracts, resulting in a gain of R$30,654 (in 2021, the gains refer mainly to the reprofiling of RBSE assets and the tariff review of some Copel GeT contracts).

10.3.2	Assumptions adopted for the calculation of contract assets

.		12.31.2022		12.31.2021
	Concession assets	RBSE assets	Concession assets	RBSE assets
Construction margin	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.58% p.a.	9.45% p.a.	9.56% p.a.	9.54% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Ratifying Resolution	523,713	242,836	456,499	192,288
(a)	Average rate of contracts
(b)	Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

11.	Other Receivables

	12.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	1,081,758	855,775
Services in progress (a)	369,916	319,179
CDE Transfer (11.2)	83,649	68,999
Credits on purchases of gas (11.1)	45,673	73,229
Reimbursement of coal consumption values by CDE	58,367	33,107
Disposals and decommissioning in progress	39,768	42,509
Credits - gas concession (11.3)	32,825	-
Advance payments to employees	20,768	20,141
Contractual advances to suppliers	12,709	15,528
Bonus for voluntary consumption reduction (Note 7.4)	2,917	134,892
Employees transferred compensation to be recovered	1,261	1,316
Other receivables	79,221	101,747
	1,828,832	1,666,422
Current	897,380	749,816
Noncurrent	931,452	916,606
(a)	Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.1	Credits on purchases of gas - Compagas

It refers to the acquisition of contracted and guaranteed gas volumes, higher than those effectively withdrawn and used, for which the contract provides for future compensation. Compagas has the right to use and offset this gas within one year after the expiration of the contract. According to the contractual provisions and consumption perspectives, Compagas estimates to fully compensate the contracted volumes up to 2023. The contracts with Petrobras foresee the right to assign this asset. The Company reviewed the estimated recoverable value of the ship or pay credit to be offset and recorded impairment, as shown in note 31.4.

11.2	CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and, monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

11.3	Credits - gas concession

Compagas credits recorded to neutralize the economic impacts on the Company's results due to gas price differences and/or difference in margin between the prices contained in the supply tariffs applied to consumers and those billed by suppliers to the concessionaire. The recovery of these values is determined by the Regulatory Agency of Paraná - Agepar, in the process of revising and updating the tariff.

12.	Taxes
12.1	Deferred income tax and social contribution

	Balance as of January 1, 2021	Recognized in income	Other (a)	Reclassification (a)	Recognized comprehensive income	Balance as of December 31, 2021	Recognized in income	Other (b)	Recognized comprehensive income	Balance as of December 31, 2022
Noncurrent assets
Provisions for legal claims	499,375	7,291	-	(2,205)	-	504,461	132,175	-	-	636,636
Provision for allocation of PIS and Cofins credits	-	-	-	-	-	-	629,427	-	-	629,427
Post-employment benefits	507,032	(766)	-	16,875	(93,881)	429,260	22,724	-	(88,548)	363,436
Impairment of assets	310,606	(6,456)	-	(1,753)	-	302,397	(17,486)	-	-	284,911
Tax losses and negative tax basis	215,389	54,416	(148,005)	1,210	-	123,010	73,260	-	-	196,270
Research and development and energy efficiency programs	152,498	(13,649)	-	-	-	138,849	(11,766)	-	-	127,083
Expected credit losses	123,182	(21,476)	-	(2,994)	-	98,712	(11,412)	-	-	87,300
Social security contributions - injunction on judicial deposit	70,992	3,673	-	78	-	74,743	7,516	-	-	82,259
Amortization - concession	47,209	5,220	-	-	-	52,429	5,220	-	-	57,649
Provisions for performance andprofit sharing	160,459	(45,866)	-	-	-	114,593	(100,957)	-	-	13,636
Concession contracts	21,061	(1,292)	-	-	-	19,769	(1,067)	-	-	18,702
Voluntary retirement program	10,815	13,493	-	-	-	24,308	(22,551)	-	-	1,757
Others	149,662	1,457	1,062	5,905	-	158,086	23,792	-	-	181,878
	2,268,280	(3,955)	(146,943)	17,116	(93,881)	2,040,617	728,875	-	(88,548)	2,680,944
(-) Noncurrent liabilities
Concession contracts	900,505	808,372	94,221	-	-	1,803,098	52,617	8,155	-	1,863,870
Deemed cost of property, plant and equipment	350,491	(23,994)	-	-	-	326,497	(18,810)	-	-	307,687
Accelerated depreciation	75,955	26,369	-	-	-	102,324	25,832	-	-	128,156
Derivative financial instruments	117,682	(12,178)	-	-	-	105,504	11,134	-	-	116,638
Escrow deposits monetary variation	61,727	3,392	-	-	-	65,119	7,708	-	-	72,827
Transaction cost on loans and financing and debentures	23,203	4,833	-	-	-	28,036	2,280	-	-	30,316
Others	31,951	(20,343)	-	-	-	11,608	19,725	-	3,500	34,833
	1,561,514	786,451	94,221	-	-	2,442,186	100,486	8,155	3,500	2,554,327
Net	706,766	(790,406)	(241,164)	17,116	(93,881)	(401,569)	628,389	(8,155)	(92,048)	126,617
Assets presented in the Statement of Financial Position	1,011,866					963,259				1,644,299
Liabilities presented in the Statement of Financial Position	(293,666)					(1,364,828)				(1,517,682)
(a)	Effects of the business combination and discontinued operation detailed in the Financial Statements as of December 2021.
(b)	Effects of the business combination (Note 1.1.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1.1	Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on March 21, 2022.

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

Following are the items that were the basis for the setup of the main credits, as well as their form of realization:

- Provision for allocation of PIS and Cofins credits: will be carried out as the amounts are passed on in the tariff review and readjustment processes approved by the regulatory body, if any, or by the reversal of the respective provision;

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2023	360,933	(232,236)
2024	417,270	(282,299)
2025	486,215	(228,450)
2026	128,402	(227,274)
2027	102,221	(178,671)
2028 to 2030	234,464	(454,087)
after 2030	951,439	(951,310)
	2,680,944	(2,554,327)

12.1.2	Unrecognized tax credits

As of December 31, 2022, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$197,540 (R$68,826, as of December 31, 2021) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

12.2	Other taxes recoverable and other tax obligations

	12.31.2022	12.31.2021
Current assets
Recoverable ICMS (VAT)	128,288	111,101
Recoverable PIS/Pasep and Cofins taxes (a)	1,110,659	1,396,645
Other recoverable taxes	747	1,118
	1,239,694	1,508,864
Noncurrent assets
Recoverable ICMS (VAT)	171,374	141,951
Recoverable PIS/Pasep and Cofins taxes (a)	2,421,176	2,967,756
Other recoverable taxes	34,743	33,839
	2,627,293	3,143,546
Current liabilities
ICMS (VAT) payable(Note 12.2.3)	149,506	290,627
ICMS installment payment (Note 12.2.4)	10,437	-
PIS/Pasep and Cofins payable	70,423	42,340
IRRF on interest on capital	11,372	33,592
Special Tax Regularization Program - Pert	57,046	52,168
Other taxes	4,822	22,206
	303,606	440,933
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	242,248	220,108
ICMS installment payment (Note 12.2.4)	37,883	-
Special Tax Regularization Program - Pert	347,029	369,526
Other taxes	6,331	5,176
	633,491	594,810
(a)	The balance contains amounts referring Pis and Cofins credit on ICMS (Notes 12.2.1 and 12.2.2)

12.2.1	Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the tax credit updated in assets, which has been recovered through offsetting with taxes payable since June 2021, from the qualification of the credit originating from Cofins with the Brazilian Federal Revenue Service. The credit originating from PIS was qualified by the Brazilian Federal Revenue Service on August 25, 2022 and is ready to be used through offsetting.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i) relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset until December 31, 2022:

Balance as of January 1, 2021		5,655,754
Monetary variation		125,483
Offsetting with taxes payable		(1,425,972)
Balance as of December 31, 2021		4,355,265
Monetary variation		294,952
Offsetting with taxes payable		(1,165,601)
Balance as of December 31, 2022		3,484,616
	Current	1,148,897
	Noncurrent	2,335,719

The asset balance will continue to be offset against future federal tax debts.

a) Liabilities to be refunded to consumers

The Company recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of consumers.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors.

In the tariff adjustment of June 24, 2022, the total of R$1,593,100 was considered as a financial item, so this balance was transferred to the sectorial financial liabilities account, as shown in the following table:

Balance as of January 1, 2021		3,927,824
Monetary variation		100,971
(-) Transfer to sectorial financial liabilities (Note 8)		(702,000)
Balance as of December 31, 2021		3,326,795
Monetary variation		261,463
(-) Transfer to sectorial financial liabilities (Note 8)		(1,593,100)
Balance as of December 31, 2022		1,995,158
	Current	550,527
	Noncurrent	1,444,631

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, which defines the allocation of mandatory tax amounts collected in excess by the providers of the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and Cofins calculation basis.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022, which has not yet been judged. The Company awaits the unfolding of the ADI.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below shows the changes in the provision until December 31, 2022:

Balance as of January 1, 2022	-
Provision for allocation of PIS and Cofins credits	810,563
Monetary variation	1,011,370
Balance as of June 30, 2022	1,821,933
Monetary variation	29,324
Balance as of December 31, 2022	1,851,257

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2	PIS and Cofins credit on ICMS - Compagas

Balance arising from the final and unappealable decision of the lawsuit in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. In view of the favorable decision, Compagas recorded assets of R$107,453 in September 2019. Most of these credits have already been recovered and the restated balance on 12.31.2022 is R$28,505 (R$75,192 on December 31, 2021) with achievement expectation in 2023.

12.2.3	ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of state tax authorities’ opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted States, in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF.

12.2.4	Incentive installment payment program for ICMS tax credits in the State of Paraná

On September 27, 2022, the Company adhered to the installment payment program for previously recognized ICMS, established by the State of Paraná through State Law No. 20946/2021, regulated by State Decree No. 10766/2022, wherein R$92,249 debts were entered in its report of tax position, updated until September 2022 with fine, interest and monetary restatement. By adhering to said program, the Company reduced R$41,696 in charges, with a consolidated balance of R$50,553 at the adhesion date, to be paid in 60 monthly installments until September 2027, according to the mentioned program regulation. The Company has been paying the monthly installments on a regular basis, restated by the Selic rate.

12.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

The income tax and social contribution credits to be recovered presented in the balance sheet of December 31, 2022, in the amount of R$482,887, refer mainly to the calculation of negative balances that will be offset against federal taxes payable.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below demonstrates the reconciliation of IRPJ and CSLL recorded in income for the year:

	12.31.2022	12.31.2021	12.31.2020
Income before IRPJ and CSLL	950,199	5,118,677	5,119,537
(-) Equity in income	(478,576)	(366,315)	(193,547)
Income after IRPJ and CSLL	471,623	4,752,362	4,925,990
IRPJ and CSLL (34%)	(160,352)	(1,615,803)	(1,674,837)
Tax effects on:
Interest on equity (JSCP)	335,697	226,928	276,808
Dividends	250	437	243
Non deductible expenses	(26,221)	(25,336)	(17,133)
Tax incentives	13,767	43,720	28,572
Unrecognized tax loss and negative basis of CSLL	(128,661)	(29,002)	(39,421)
Setting up and/or offset of income tax and social contribution losses of prior years	-	85,723	-
Difference between tax bases of deemed profit and taxable profit	35,677	49,638	121,242
Effect of non taxable monetary variation (Selic) on undue tax payments	100,282	-	-
Others	28,683	4,063	19,161
Current IRPJ and CSLL	(429,267)	(469,226)	(1,260,469)
Deferred IRPJ and CSLL	628,389	(790,406)	(24,896)
Effective rate - %	-42.2%	26.5%	26.1%

13.	Prepaid Expenses

	12.31.2022	12.31.2021
Program for incentive to alternative energy sources - Proinfa	30,538	35,837
Insurance premiums	20,919	17,692
Others	8,629	147
	60,086	53,676
Current	60,076	53,649
Noncurrent	10	27

14.	Judicial Deposits

	12.31.2022	12.31.2021
Taxes claims (14.1)	444,134	405,739
Labor claims	125,862	106,376
.
Civil claims
Civil claims	39,597	53,438
Easements	14,726	18,407
Customers	4,862	3,867
	59,185	75,712
.
Other	3,277	3,304
	632,458	591,131

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.1	Tax judicial deposits

Of the balance on December 31, 2022, R$241,681 (R$218,143 on December 31, 2021) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

15.	Investments
15.1	Changes in investments

	Balance as of							Balance as of
	January 1,		Investment/	Capital	Amorti-	Dividends	Other	December 31,
	2022	Equity	AFAC	decrease	zation	and JSCP	(a)	2022
Joint Ventures (15.3)
Voltalia São Miguel do Gostoso I	108,990	2,157	4,829	-	-	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	-	8,937
Caiuá	106,977	23,806	-	-	-	(5,486)	-	125,297
Integração Maranhense	166,563	32,824	-	-	-	(6,885)	-	192,502
Matrinchã	811,771	162,298	-	-	-	(42,541)	-	931,528
Guaraciaba	407,615	82,251	-	-	-	(22,767)	-	467,099
Paranaíba	226,923	47,623	-	-	-	(10,567)	-	263,979
Mata de Santa Genebra	710,989	56,140	-	(61,536)	-	(13,333)	-	692,260
Cantareira	437,330	45,293	-	-	-	(9,254)	-	473,369
Solar Paraná	7,035	170	-	-	-	(49)	-	7,156
	2,993,497	452,562	4,829	(61,536)	(367)	(110,882)	-	3,278,103
Associates
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	-	28,043
Foz do Chopim Energética (15.4)	19,102	20,370	-	-	-	(22,356)	-	17,116
Other	1,937	(3)	-	-	-	-	-	1,934
	48,096	26,015	-	-	-	(27,018)	-	47,093
Investment property	541	-	-	-	(4)	-	(2)	535
	3,042,134	478,577	4,829	(61,536)	(371)	(137,900)	(2)	3,325,731
(a)	Transfer of assets destined for disposal.
AFAC - Advance for future capital increase
JSCP - Interest on equity

	Balance as of						Balance as of
	January 1,		Investment/	Amorti-	Dividends	Other	December 31,
	2021	Equity	AFAC	zation	and JSCP	(a)	2021
Joint Ventures (17.3)
Voltalia São Miguel do Gostoso I	107,721	1,269	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	(367)	-	-	9,304
Caiuá	95,362	13,765	-	-	(2,150)	-	106,977
Integração Maranhense	148,581	20,255	-	-	(2,273)	-	166,563
Matrinchã	734,503	96,614	-	-	(19,346)	-	811,771
Guaraciaba	361,170	57,363	-	-	(10,918)	-	407,615
Paranaíba	203,681	35,112	-	-	(11,870)	-	226,923
Mata de Santa Genebra	661,430	63,173	-	-	(13,614)	-	710,989
Cantareira	359,686	53,492	30,870	-	(6,718)	-	437,330
Solar Paraná	6,831	104	100	-	-	-	7,035
	2,688,636	341,147	30,970	(367)	(66,889)	-	2,993,497
Associates
Dona Francisca Energética (15.4)	28,147	8,574	-	-	(9,664)	-	27,057
Foz do Chopim Energética (15.4)	9,986	16,596	-	-	(7,480)	-	19,102
Other	1,940	(3)	-	-	-	-	1,937
	40,073	25,167	-	-	(17,144)	-	48,096
Investment property	808	-	-	(5)	-	(262)	541
	2,729,517	366,314	30,970	(372)	(84,033)	(262)	3,042,134
(a)	Transfer of assets destined for disposal.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2	Subsidiaries with non-controlling interests
15.2.1	Summarized financial information

	Compagás		Elejor		UEG Araucária
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021

ASSETS	1,083,713	827,901	848,198	813,670	334,418	776,201
Current assets	282,714	355,500	224,833	166,890	97,586	515,430
Noncurrent assets	800,999	472,401	623,365	646,780	236,832	260,771

LIABILITIES	1,083,713	827,901	848,198	813,670	334,418	776,201
Current liabilities	419,277	220,216	111,142	107,772	45,115	221,853
Noncurrent liabilities	107,306	99,784	771,897	746,843	16,322	13,771
Equity	557,130	507,901	(34,841)	(40,945)	272,981	540,577

	Compagás			Elejor			UEG Araucária
	12.31.2022	12.31.2021	12.31.2020	12.31.2022	12.31.2021	12.31.2020	12.31.2022	12.31.2021	12.31.2020

STATEMENT OF INCOME
Net operating revenue	1,297,034	783,277	535,206	194,287	171,263	194,849	98,508	2,250,577	589,909
Operating costs and expenses	(1,076,181)	(654,643)	(452,495)	(86,033)	(86,871)	(67,323)	(365,522)	(1,879,198)	(647,516)
Financial results	28,440	9,817	(764)	(113,102)	(171,888)	(172,049)	11,407	8,952	203
Income tax and social contribution	(70,092)	(38,860)	(22,967)	4,158	33,061	15,154	(11,885)	(42,248)	(19,920)
Net income (loss)	179,201	99,591	58,980	(690)	(54,435)	(29,369)	(267,492)	338,083	(77,324)
Other comprehensive income	1,433	294	(343)	6,795	-	-	(103)	-	(205)
Total comprehensive income	180,634	99,885	58,637	6,105	(54,435)	(29,369)	(267,595)	338,083	(77,529)

STATEMENTS OF CASH FLOWS
Cash flows from operating activities	280,480	178,800	101,708	45,249	127,510	22,097	(94,401)	312,676	23,491
Cash flows from investing activities	(427,175)	(14,273)	(17,120)	(7,364)	(31,095)	(208)	(139,033)	(14,579)	1,317
Cash flows from financing activities	(2,887)	(64,545)	(115,625)	-	-	(8,151)	(147)	(64,331)	32,879

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(149,582)	99,982	(31,037)	37,885	96,415	13,738	(233,581)	233,766	57,687
Cash and cash equivalents at the beginning of the year	210,641	110,659	141,696	148,031	51,616	37,878	298,572	64,806	7,119
Cash and cash equivalents at the end of the year	61,059	210,641	110,659	185,916	148,031	51,616	64,991	298,572	64,806
CHANGE IN CASH AND CASH EQUIVALENTS	(149,582)	99,982	(31,037)	37,885	96,415	13,738	(233,581)	233,766	57,687

In order to balance Compagas short-term financial capacity, which has negative net working capital, Management is monitoring and adopting measures to lengthen the debt.

The loss recorded at Elejor in 2021 and 2022 is due to the monetary restatement on the Accounts payable related to concessions, which increased significantly because of the increase in the General Market Price Index - IGPM (Note 25). The loss at UEG Araucária is due to the improvement in the hydrological scenario which, consequently, reduced the plant's dispatches during 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2.2	Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18.8%	Total
Balance as of January 1, 2020	273,580	12,858	59,360	345,798
Net income (loss)	28,898	(8,812)	(14,538)	5,548
Other comprehensive income	(168)	-	(39)	(207)
Additional dividends proposed	(51,799)	-	-	(51,799)
Dividends	(7,933)	-	-	(7,933)
Balance as of December 31, 2020	242,578	4,046	44,783	291,407
Net income (loss)	48,800	(16,331)	63,560	96,029
Other comprehensive income	144	-	-	144
Dividends	(42,653)	-	(6,716)	(49,369)
Balance as of December 31, 2021	248,869	(12,285)	101,627	338,211
Net income (loss)	87,809	(207)	(50,288)	37,314
Other comprehensive income	702	2,041	(22)	2,721
Dividends	(24,187)	-	-	(24,187)
Distribution of dividends with retained earnings	(40,198)	-	-	(40,198)
Balance as of December 31, 2022	272,995	(10,451)	51,317	313,861
15.3	Summarized information on the main joint ventures

Balance as of December 31, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
.
ASSETS	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current assets	10,883	38,421	78,790	427,118	211,094	223,010	539,668	226,945
Cash and cash equivalents	10,797	13,440	28,997	136,878	56,436	56,518	32,903	73,866
Other current assets	86	24,981	49,793	290,240	154,658	166,492	506,765	153,079
Noncurrent assets	228,024	289,398	509,489	2,507,950	1,357,870	1,698,838	3,047,833	1,578,638
.
LIABILITIES	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current liabilities	2,220	22,569	59,771	225,502	154,404	125,681	113,772	92,290
Financial liabilities	-	7,273	12,774	130,033	42,260	59,606	70,775	59,850
Other current liabilities	2,220	15,296	46,997	95,469	112,144	66,075	42,997	32,440
Noncurrent liabilities	-	49,542	135,645	808,485	461,297	718,700	2,091,971	747,233
Financial liabilities	-	28,705	40,415	578,340	397,181	475,804	1,668,794	423,563
Other noncurrent liabilities	-	20,837	95,230	230,145	64,116	242,896	423,177	323,670
Equity	236,687	255,708	392,863	1,901,081	953,263	1,077,467	1,381,758	966,060
.
STATEMENT OF INCOME
Net operating revenue	-	62,864	100,482	518,428	266,855	231,960	415,526	188,348
Operating costs and expenses	(78)	(5,876)	(4,022)	(33,073)	(40,926)	(20,181)	(68,472)	(10,885)
Financial results	1,291	(1,605)	(2,286)	(59,543)	(37,598)	(48,430)	(177,322)	(37,815)
Equity in earnings of investees	2,502	-	-	-	-	-	-	-
Income tax and social contribution	(258)	(6,802)	(27,185)	(94,589)	(20,473)	31,030	(57,676)	(47,212)
Net income (loss)	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,976	125,297	192,502	931,528	467,099	263,979	692,260	473,369

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2022, the interest of Copel in the commitments assumed by its joint ventures is equivalent to R$978 and in the contingent liabilities classified as a possible loss is equivalent to R$413,034 (R$250,262 as of December 31, 2021), of which the amount of R$180,706 (R$187,243 as of December 31, 2021) refers to Mata de Santa Genebra.

In June 2022, Copel GeT recorded R$133,922 in equity in earnings of investees resulting from the effects of the tariff review of Caiuá, Integração Maranhense, Matrinchã and Guaraciaba.

Balance as of December 31, 2021	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
.
ASSETS	224,632	284,870	515,495	2,610,094	1,413,231	1,829,340	3,203,892	1,715,776
Current assets	3,711	30,304	65,219	367,428	194,283	193,190	681,494	196,424
Cash and cash equivalents	3,667	6,117	16,501	96,346	70,543	32,665	387,027	52,354
Other current assets	44	24,187	48,718	271,082	123,740	160,525	294,467	144,070
Noncurrent assets	220,921	254,566	450,276	2,242,666	1,218,948	1,636,150	2,522,398	1,519,352
.
LIABILITIES	224,632	284,870	515,495	2,610,094	1,413,231	1,829,340	3,203,892	1,715,776
Current liabilities	2,206	14,562	53,132	126,211	101,042	85,964	123,884	78,982
Financial liabilities	-	7,386	13,169	91,811	34,529	51,453	45,898	52,397
Other current liabilities	2,206	7,176	39,963	34,400	66,513	34,511	77,986	26,585
Noncurrent liabilities	-	51,986	122,438	827,205	480,320	817,159	1,660,867	744,285
Financial liabilities	-	35,606	52,653	685,525	428,314	522,289	1,630,306	456,180
Other noncurrent liabilities	-	16,380	69,785	141,680	52,006	294,870	30,561	288,105
Equity	222,426	218,322	339,925	1,656,678	831,869	926,217	1,419,141	892,509
.
STATEMENT OF INCOME
Net operating income	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Operating costs and expenses	(64)	(5,609)	(10,508)	(24,341)	(7,185)	(17,537)	(72,970)	(24,727)
Financial results	162	(2,348)	(3,954)	(83,280)	(44,131)	(62,138)	(162,110)	(43,794)
Equity in income of subsidiaries	2,506	-	-	-	-	-	-	-
Income tax and social contribution	(17)	(7,078)	(16,072)	(91,830)	(60,617)	(62,638)	(65,399)	(56,201)
Net income (loss)	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,990	106,979	166,564	811,773	407,617	226,924	710,991	437,330

Balance as of December 31, 2020	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
.
STATEMENT OF INCOME
Net operating income	-	17,927	31,418	328,171	109,978	478,147	364,070	196,039
Operating costs and expenses	(66)	(34,584)	11,706	(160,795)	(8,317)	(18,801)	(125,569)	(23,533)
Financial results	32	(3,389)	(5,229)	(71,164)	(38,883)	(48,184)	(91,947)	(40,630)
Equity in income of subsidiaries	(4,893)	-	-	-	-	-	-	-
Income tax and social contribution	-	1,752	(9,991)	(30,178)	(22,084)	(125,646)	(49,560)	(44,805)
Net income (loss)	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	(4,927)	(18,294)	27,904	66,034	40,694	285,516	96,994	87,071

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.4	Summarized information of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2022	12.31.2021	12.31.2022	12.31.2021
.
ASSETS	175,415	180,425	51,449	55,900
Current assets	10,148	13,570	11,730	13,308
Noncurrent assets	165,267	166,855	39,719	42,592
.
LIABILITIES	175,415	180,425	51,449	55,900
Current liabilities	22,373	19,938	3,596	2,495
Noncurrent liabilities	31,266	42,988	-	-
Equity	121,776	117,499	47,853	53,405
.
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	28,043	27,057	17,116	19,102

	Dona Francisca			Foz do Chopim
	12.31.2022	12.31.2021	12.31.2020	12.31.2022	12.31.2021	12.31.2020
.
STATEMENT OF INCOME
Net operating revenue	66,163	66,797	70,314	77,779	60,943	55,740
Operating costs and expenses	(33,460)	(26,605)	(26,171)	(18,664)	(10,775)	(21,260)
Financial results	(5,172)	(664)	208	449	(1,703)	(5,527)
Income tax and social contribution	(3,009)	(2,298)	(2,343)	(2,617)	(2,060)	(2,035)
Net income	24,522	37,230	42,008	56,947	46,405	26,918
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	24,522	37,230	42,008	56,947	46,405	26,918

On December 31, 2022, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,581 (R$2,166 as of December 31, 2021).

16.	Property, Plant and Equipment
16.1	Property, plant and equipment by asset class

		Accumulated			Accumulated
	Cost	depreciation	12.31.2022	Cost	depreciation	12.31.2021
In service
Reservoirs, dams and aqueducts	8,200,744	(4,925,970)	3,274,774	8,161,702	(4,776,639)	3,385,063
Machinery and equipment	8,951,061	(3,060,695)	5,890,366	8,409,689	(2,840,114)	5,569,575
Buildings	2,001,801	(1,160,549)	841,252	1,993,695	(1,125,862)	867,833
Land	510,681	(59,157)	451,524	508,164	(49,046)	459,118
Vehicles and aircraft	35,457	(33,115)	2,342	33,871	(32,756)	1,115
Furniture and fixtures	17,007	(10,871)	6,136	16,400	(10,966)	5,434
(-) Impairment (16.4)	(785,205)	-	(785,205)	(710,509)	-	(710,509)
(-) Special Obligations	(748)	330	(418)	(792)	290	(502)
	18,930,798	(9,250,027)	9,680,771	18,412,220	(8,835,093)	9,577,127

In progress
Cost	575,080	-	575,080	752,846	-	752,846
(-) Impairment (16.4)	(186,383)	-	(186,383)	(187,382)	-	(187,382)
	388,697	-	388,697	565,464	-	565,464
	19,319,495	(9,250,027)	10,069,468	18,977,684	(8,835,093)	10,142,591

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2	Changes in property, plant and equipment

	Balance as of January 1, 2022	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2022
In service
Reservoirs, dams and aqueducts	3,385,063	-	(149,331)	-	39,042	3,274,774
Machinery and equipment	5,569,575	-	(333,396)	(29,678)	683,865	5,890,366
Buildings	867,833	-	(35,834)	(333)	9,586	841,252
Land	459,118	-	(10,111)	(381)	2,898	451,524
Vehicles and aircraft	1,115	-	(389)	-	1,616	2,342
Furniture and fixtures	5,434	-	(584)	(111)	1,397	6,136
(-) Impairment (16.4)	(710,509)	(74,696)	-	-	-	(785,205)
(-) Special Obligations	(502)	-	125	-	(41)	(418)
	9,577,127	(74,696)	(529,520)	(30,503)	738,363	9,680,771
In progress
Cost	752,846	559,318	-	(12,338)	(724,746)	575,080
(-) Impairment (16.4)	(187,382)	999	-	-	-	(186,383)
	565,464	560,317	-	(12,338)	(724,746)	388,697
	10,142,591	485,621	(529,520)	(42,841)	13,617	10,069,468

	Balance as of January 1, 2021	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Copel Telecom Disposal	Other (b)	Balance as of December 31, 2021
In service
Reservoirs, dams and aqueducts	3,481,391	-	(174,810)	2,147	76,335	-	-	3,385,063
Machinery and equipment	5,647,220	-	(375,430)	(26,345)	174,615	(605,042)	754,557	5,569,575
Buildings	872,575	-	(38,629)	(506)	35,060	(667)	-	867,833
Land	451,908	-	(10,777)	(763)	18,848	(98)	-	459,118
Vehicles and aircraft	1,892	-	(835)	(68)	134	(8)	-	1,115
Furniture and fixtures	6,816	-	(1,079)	(46)	1,562	(1,819)	-	5,434
(-) Impairment (16.4)	(925,521)	215,012	-	-	-	-	-	(710,509)
(-) Impairment Copel TEL	(27,928)	1,989	-	-	-	25,939	-	-
(-) Special Obligations	(251)	-	89	-	(340)	-	-	(502)
(-) Reclassification (a)	(622,988)	-	-	-	41,293	581,695	-	-
	8,885,114	217,001	(601,471)	(25,581)	347,507	-	754,557	9,577,127
In progress
Cost	795,816	406,173	-	(42,655)	(335,975)	(70,513)	-	752,846
(-) Impairment (16.4)	(120,308)	(67,074)	-	-	-	-	-	(187,382)
(-) Impairment Copel TEL	(3,853)	3,103	-	-	-	750	-	-
(-) Reclassification (a)	(61,309)	-	-	-	(8,454)	69,763	-	-
	610,346	342,202	-	(42,655)	(344,429)	-	-	565,464
	9,495,460	559,203	(601,471)	(68,236)	3,078	-	754,557	10,142,591
(a)	Reclassification to Assets classified as held for sale (Note 39).
(b)	Effects of acquisition of Vilas Complex (Note 1.2 of Financial Statements as of December 31, 2021)

During the construction phase, loans, financing and debentures costs are capitalized. In 2022, these costs totaled R$13,468, at an average rate of 0.32% p.a. (R$953, at an average rate of 0.02% p.a., in 2021).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.3	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate(%)	12.31.2022	12.31.2021
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,882	859,926
(-) Accumulated depreciation		2.90	(288,728)	(263,792)
In progress			19,899	20,527
			591,053	616,661
HPP Baixo Iguaçu	30.0
In service			693,487	692,395
(-) Accumulated depreciation		3.28	(87,278)	(64,519)
In progress			55,863	56,027
			662,072	683,903
			1,253,125	1,300,564
16.4	Impairment of generation segment assets

The cash-generating units of the generation segment were tested based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in IAS 36 and the measurement of value in use.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation business, considering usual market parameters.

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

Several assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The tests considered the following key assumptions:

•	Growth compatible with historical data and perspective for the Brazilian economy growth;
•	Updating specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
•	Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
•	Expenses broken into cash generating units, projected in view of the budget approved by the Company;
•	Updating of regulatory charges.

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded on December 31, 2022 are the following:

	Property, Plant and Equipment
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,558,634	(320,171)	(632,559)	1,605,904
UEGA	686,498	(384,810)	(108,132)	193,556
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,052,717	(130,051)	(216,018)	706,648
	4,312,728	(835,032)	(971,588)	2,506,108
(a)	Project under development

The table below shows the changes in the impairment:

	Balance as of January 1, 2021	Impairment / Reversal	Balance as of December 31, 2021	Impairment / Reversal	Balance as of December 31, 2022
In service
HPP Colíder	(683,193)	43,664	(639,529)	6,970	(632,559)
UEGA	(138,777)	138,777	-	(108,132)	(108,132)
Power plants in Paraná	(103,551)	32,571	(70,980)	26,466	(44,514)
	(925,521)	215,012	(710,509)	(74,696)	(785,205)
In progress
Consórcio Tapajós	(14,464)	(415)	(14,879)	-	(14,879)
Power plants in Paraná	(105,844)	(66,659)	(172,503)	999	(171,504)
	(120,308)	(67,074)	(187,382)	999	(186,383)
	(1,045,829)	147,938	(897,891)	(73,697)	(971,588)
16.4.1	HPP Colíder

In December 2022, the value in use calculation considered the Company's assumptions and budgets and the after-tax discount rate of 5.71% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the electricity generation segment. The revision of the expected revenue from the sale of energy, which offset increases in operating costs and regulatory charges, and the variation in the book value, enabled the partial reversal of the impairment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.4.2	UEG Araucária

In December 2022, the value in use calculation considered the Company’s assumptions and budgets, review of the expected dispatch, update of the Variable Unit Cost - CVU and the after-tax discount rate of 7.00% p.a. (in 2021, 7.69% p.a.), which derives from the WACC methodology for the electricity generation segment, plus the additional risk associated with revenue variation. Due to the review of the assumptions, mainly the reduction in the expectation of dispatch from the plant in relation to December 31, 2021, when an increase in demand from the plant was expected because of unfavorable hydrological conditions, impairment was recognized in 2022, considering the significant change in the hydrological scenario of the country.

16.4.3	TPP Figueira

In December 2022, the value in use calculation considered the Company's assumptions and budgets, the after-tax discount rate of 6.23% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the segment of electric energy generation for thermal sources, the postponement of the start-up of the plant in December 2022 (in 2021, the expectation was for April of 2022), the revision of the expected revenue from the sale of energy and compensation for the asset's residual balance, changes in operating costs and Capex, and the revision of the coal balance to be refunded to the CDE account. By reviewing the set of assumptions, the partial reversal of the impairment was recognized.

16.4.4	Other plants in the State of Paraná

In December 2022, value in use calculation of generation assets in the State of Paraná considered: i) Company assumptions and budgets; ii) after-tax discount rate of 5.71% p.a. (in 2021, 5.77% p.a.), which derives from the WACC methodology for the electricity generation segment; and iii) review of regulatory charges and operating costs that were offset by the expected sale of uncontracted energy. By reviewing the set of assumptions and the variation in the book value, it was possible to reverse part of the impairment balance.

16.4.5	Cash generating units that do not show reversal or provision for impairment

The plants that did not suffer impairment have a recoverable value greater than the book value of the property, plant and equipment assets. The following table presents the percentage in which the recoverable value (“RV”) exceeds the book value (“BV”) of the assets and demonstrates the sensitivity analysis increasing by 5% and 10% the discount rate for assessing the risk of impairment of each plant.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Discount		RV/BV-1	RV/BV-1
Cash-generating units	rate	RV/BV-1	(5% Variation)	(10% Variation)	Impairment Risk
Wind power Assets
São Bento Complex (a)	8.06%	59.64%	55.18%	50.93%	-
Brisa I Complex(b)	8.06%	58.38%	53.76%	49.35%	-
Brisa II Complex(c)	8.06%	55.70%	50.85%	46.24%	-
Bento Miguel Complex (d)	8.06%	15.96%	12.23%	8.70%	-
Cutia Complex (e)	8.06%	11.67%	8.36%	5.21%	-
Jandaíra Complex (f)	5.61%	29.61%	25.92%	22.41%	-
Vilas Complex (g)	5.44%	43.11%	38.61%	34.35%	-
Hydric Assets
Foz do Areia	5.71%	29.95%	29.58%	29.21%	-
Segredo	5.71%	96.90%	94.04%	91.24%	-
Caxias	5.71%	73.31%	70.52%	67.81%	-
Guaricana	5.71%	31.92%	30.77%	29.63%	-
Chaminé	5.71%	61.48%	60.03%	58.61%	-
Apucaraninha	5.71%	28.85%	27.83%	26.81%	-
Mauá	5.71%	106.38%	101.73%	97.25%	-
Marumbi	5.71%	30.16%	22.67%	20.19%	-
Cavernoso II	5.71%	28.09%	24.87%	21.79%	-
Bela Vista	7.67%	56.29%	49.96%	44.51%	-
Elejor	7.00%	9.45%	6.89%	1.82%	-
(a)	Contemplates the GE Boa Vista, GE Farol, GE Olho D’Água e GE São Bento do Norte wind farms.
(b)	Contemplates the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c)	Contemplates the Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d)	Contemplates the São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e)	Contemplates the Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f)	Contemplates the Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g)	Contemplates the Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.

16.5	New plants under construction
16.5.1	SHP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHP), with installed capacity of 29.81 MW and assured energy of 18.61 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the State of Paraná.

The participation in the A-6 auction held on August 31, 2018, led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019 and the entry into commercial operation of three generating units took place in 2021. The generating center (Stream Diver) has been cleared for start of test operation as of March 28, 2023.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.5.2	Jandaíra Wind Complex

With an estimated investment of R$411,610, this wind farm, with an installed capacity of 90.1 MW and a assured energy of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte. The participation in the new power generation auction A-6, held on October 18, 2019, led to the sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

With all the necessary licenses, the civil works started in January 2021. The complex, with 26 generating units divided into 4 wind farms, began the commercial operation of the entire wind complex during the year 2022.

16.6	Depreciation rates

Depreciation rates (%)	12.31.2022	12.31.2021	12.31.2020
Average generation segment rates (Note 16.6.1)
General equipment	6.25	6.25	6.26
Machinery and equipment	3.68	3.68	3.39
Generations	3.42	3.42	3.73
Reservoirs, dams and ducts	2.67	2.56	2.68
Hydraulic turbines	2.89	2.90	2.93
Gas and steam turbines	4.00	4.00	4.00
Gas processing	3.00	3.00	3.00
Wind power plant unit	4.94	4.98	4.94
Buildings	3.07	3.15	3.15
Average rates for central government assets
Buildings	3.33	3.33	3.35
Machinery and office equipment	6.25	6.27	6.25
Furniture and fixtures	6.25	6.30	6.25
Vehicles	14.29	14.29	14.29
16.6.1	Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II plants and SHP Bela Vista, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators. Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by the useful lives of the assets or the rate calculated based on the concession period.

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In the same way, wind generation assets, whose electric energy produced is intended for sale in the Independent Electric Energy Production modality, as established in articles 12, 15 and 16 of Law No. 9,074/1995, are also depreciated at the highest rate between the one determined by the useful life of the assets or the rate calculated based on the authorization period.

17.	Intangible assets

	12.31.2022	12.31.2021
Concession agreement - distribution of electricity (17.1)	7,257,827	6,596,184
Generation concession agreements/ authorization (17.2)	2,252,615	2,473,858
Concession agreement - piped gas distribution (17.3)	726,107	96,145
Other intangible assets (17.4)	41,178	49,373
	10,277,727	9,215,560

Management did not identify evidence that would justify the need to recognize impairment of intangible assets in 2022 and 2021.

17.1	Power distribution service concession

	Intangible asset	Special liabilities
	in service	in service	Total
Balance as of January 1, 2021	8,953,486	(2,750,099)	6,203,387
Transfers from accounts receivable - concessions (Note 10.1)	-	(8,385)	(8,385)
Transfers from contract assets (Note 10.1)	943,905	(122,346)	821,559
Transfers to other receivables	(3,563)	-	(3,563)
Amortization quotas - concession (a)	(522,525)	146,697	(375,828)
Amortization quotas - PIS/Pasep and Cofins credits	(10,363)	-	(10,363)
Loss on disposal	(30,623)	-	(30,623)
Balance as of December 31, 2021	9,330,317	(2,734,133)	6,596,184
Transfers from contract assets (Note 10.1)	1,332,118	(194,794)	1,137,324
Transfers to other receivables	(955)	-	(955)
Amortization quotas - concession (a)	(564,252)	153,503	(410,749)
Amortization quotas - PIS/Pasep and Cofins credits	(10,483)	-	(10,483)
Loss on disposal	(53,494)	-	(53,494)
Balance as of December 31, 2022	10,033,251	(2,775,424)	7,257,827
(a)	Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.2	Generation concession agreements

		Concession	Concession and
		contract (a)	authorization
	in service	in progress	rights/ goodwill	Total
Balance as of January 1, 2021	195,622	-	358,218	553,840
Effect of acquisition of control of Vilas Complex	-	-	277,120	277,120
Technical goodwill arising from the business combination - Vilas Complex	-	-	94,221	94,221
ANEEL grant - use of public property	63,446	1,823	-	65,269
Amortization quotas - concession and authorization (b)	(72,148)	-	(14,987)	(87,135)
Capitalizations for intangible in service	1,823	(1,823)	-
Hydrological Risk Renegotiation - GSF	1,570,543	-	-	1,570,543
Balance as of December 31, 2021	1,759,286	-	714,572	2,473,858
Effect of acquisition of control of Vilas Complex (Note 1.1.1)	-	-	23,982	23,982
Technical goodwill arising from the business combination - Vilas Complex (Note 1.1.1)	-	-	8,154	8,154
Amortization quotas - concession and authorization (b)	(228,509)	-	(24,870)	(253,379)
Balance as of December 31, 2022	1,530,777	-	721,838	2,252,615
(a)	Includes the balances of use of public asset and hydrological risk renegotiation
(b)	Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

17.3	Piped gas distribution service concession

Balance as of January 1, 2021	132,366
Transfers from contract assets (Note 10.2)	3,398
Transfers from accounts receivable - concessions (Note 9.2)	(1,398)
Amortization quotas - concession	(38,221)
Balance as of December 31, 2021	96,145
Additions - renewal of the concession	413,410
Transfers from contract assets (Note 10.2)	13,738
Transfers to accounts receivable - concessions (Note 9.2)	243,628
Amortization quotas - concession	(40,690)
Loss on disposal	(124)
Balance as of December 31, 2022	726,107

The additions and the balance transferred from the Accounts receivable related to the concession are due to the renewal of the Compagas concession (Note 2.1.1). The amount recorded as an Intangible asset will be amortized as of the concession renewal, over the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets), limited to the final term of the concession.

17.4	Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	in service	in progress	Total
Balance as of January 1, 2021	19,209	20,654	39,863
Effect of acquisition of control of Vilas Complex	10,275	-	10,275
Acquisitions	-	10,375	10,375
Transfers from property, plant and equipment	986	482	1,468
Capitalizations for intangible in service	4,453	(4,453)	-
Amortization quotas (a)	(7,770)	-	(7,770)
Amortization quotas - PIS/Pasep and Cofins credits	(5)	-	(5)
Partial division of assets	(5,047)	(526)	(5,573)
(-) Reclassification (b)	141	599	740
Balance as of December 31, 2021	22,242	27,131	49,373
Acquisitions	-	8,319	8,319
Transfers from property, plant and equipment	(9,795)	-	(9,795)
Capitalizations for intangible in service	5,561	(5,561)	-
Amortization quotas (a)	(5,160)	-	(5,160)
Loss on disposal	-	(1,559)	(1,559)
Balance as of December 31, 2022	12,848	28,330	41,178
(a)	Annual amortization rate: 20%.
(b)	Reclassification to Assets classified as held for sale (Note 39).

18.	Payroll, Social Charges and Accruals

	12.31.2022	12.31.2021
Social security liabilities
Taxes and social contribution	42,829	46,245
Social security charges on paid vacation and 13th salary	15,547	17,792
	58,376	64,037
Labor liabilities
Payroll, net (a)	47,462	-
Vacation	95,930	107,471
Provisions for performance andprofit sharing	47,726	364,701
Voluntary dismissal program	2,895	68,601
Other liabilities	400	-
	194,413	540,773
	252,789	604,810
(a)	Refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19.	Accounts Payable to Suppliers

	12.31.2022	12.31.2021
Energy power	1,208,733	1,303,386
Materials and supplies	626,710	770,629
Natural gas for resale	93,696	60,121
Charges for use of grid system	286,331	576,848
	2,215,470	2,710,984
Current	2,090,022	2,585,735
Noncurrent	125,448	125,249

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.	Loans and Financing

								Contractual	Effective		12.31.2022	12.31.2021
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
FOREIGN CURRENCY
National Treasury Department (STN - Secretaria do Tesouro Nacional)
Par Bond (a)	Copel	Debt negotiation	Guarantees deposited	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	-	89,058
Discount Bond (a)				05.20.1998	1	04.11.2024	Half-yearly	1% + 0.20%	1% + 0.20%	12,082	-	61,514
Total foreign currency											-	150,572
LOCAL CURRENCY
Banco do Brasil
CCB 306.401.381 (b)	Copel HOL	Working capital.	Credit assignment	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	-	641,207
CCB 265.901.903	Copel DIS			06.29.2022	2	06.24.2025	Quarterly	DI + spread 1,25%	DI + spread 2,14%	750,000	751,673	-
											751,673	641,207
Caixa Econômica Federal
Commercial paper	Copel GET	Partial amortization of the 3rd, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	09.10.2022	2	09.10.2025	Half-yearly	DI + spread 1,22%	DI + spread 1,31%	1,000,000	1,037,946	-
											1,037,946	-
Caixa Econômica Federal
415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	7,664	9,580
											7,664	9,580
Banco do Nordeste do Brasil
35202166127989	Jandaíra I	Implementation of Jandaíra Wind Complex.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	17,969	7,312
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	56,421	46,644	18,424
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	53,843	21,645
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	65,421	54,053	22,058
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	89,685	94,781
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	89,709	94,809
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	89,376	94,453
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	91,004	96,237
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	186,552	176,324
											718,835	626,043
Banco do Brasil - BNDES Transfer
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	60,720	72,109
											60,720	72,109
(a)	On March 10, 2022, the debt was redeemed in advance, net of the collateral and escrow deposits.
(b)	Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(c)	Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(1)	IPCA used in the calculation of interest and not in the update of the principal.

(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

								Contractual	Effective		12.31.2022	12.31.2021
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
BNDES
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	60,719	72,109
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	11,186	14,431
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	32,012	36,593
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	615,968	680,413
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	7,502	8,758
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	16,139	18,151
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	9,542	10,822
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	159,948	171,447
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	200,932	185,532
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	188,869	162,773
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	11,757	19,595
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	34,125	37,771
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	37,027	40,983
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	29,888	33,570
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	22,096	24,818
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	50,112	56,287
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	53,519	60,113
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	543,337	563,569
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	12,842	14,898
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	598	1,396
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	16,981	19,444
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	3,020	5,285
											2,118,119	2,238,758

Total local currency											4,694,957	3,587,697
										Gross debt	4,694,957	3,738,269
										(-) Transaction cost	(44,594)	(59,825)
										Net debt	4,650,363	3,678,444
										Current	278,838	579,770
										Noncurrent	4,371,525	3,098,674

DI - Interbank Deposit Rate

IPCA - Inflation Index

TJLP - Long term interest rate

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.1	Breakdown of loans and financing by currency and index

		12.31.2022%		12.31.2021%
Foreign currency	change in currencies in the period (%)
U.S. Dollar	(6.50)	-	-	150,572	4.09
		-	-	150,572	4.09
Local currency	indexes at period end (%)
TJLP	7.20	1,755,556	37.75	1,916,561	52.11
CDI	13.65	1,772,718	38.12	639,555	17.39
TR	0.21	-	-	-	-
IPCA	5.79	1,099,050	23.63	935,900	25.44
Without indexer (annual fixed rate)	-	23,039	0.50	35,856	0.97
		4,650,363	100.00	3,527,872	95.91
		4,650,363	100.00	3,678,444	100.00
20.2	Maturity of noncurrent installments

12.31.2022	Gross debt	(-) Transaction cost	Net debt
2024	608,001	(8,902)	599,099
2025	1,604,933	(5,666)	1,599,267
2026	230,905	(2,171)	228,734
2027	232,594	(2,172)	230,422
2028	215,888	(2,182)	213,706
After 2028	1,514,960	(14,663)	1,500,297
	4,407,281	(35,756)	4,371,525
20.3	Changes in loans and financing

	Foreign currency	Local currency	Total
Balance as of January 1, 2020	108,983	3,033,400	3,142,383
Funding	-	263,000	263,000
Charges	6,928	176,337	183,265
Monetary and exchange variations	31,189	5,869	37,058
Amortization - principal	-	(253,700)	(253,700)
Payment - charges	(6,763)	(176,712)	(183,475)
Balance as of December 31, 2020	140,337	3,048,194	3,188,531
Effect of acquisition of control of Vilas Complex	-	514,272	514,272
Funding	-	134,313	134,313
(-) Transaction costs	-	(1,647)	(1,647)
Charges	6,218	191,398	197,616
Monetary and exchange variations	10,266	31,091	41,357
Amortization - principal	-	(202,577)	(202,577)
Payment - charges	(6,249)	(187,172)	(193,421)
Balance as of December 31, 2021	150,572	3,527,872	3,678,444
Effect of acquisition of control of Vilas Complex (Note 1.1.1)	-	25,398	25,398
Funding	-	1,891,954	1,891,954
(-) Transaction costs	-	(19,781)	(19,781)
Charges	953	390,569	391,522
Monetary and exchange variations	(14,378)	34,978	20,600
Amortization - principal	(134,894)	(865,425)	(1,000,319)
Payment - charges	(2,253)	(335,202)	(337,455)
Balance as of December 31, 2022	-	4,650,363	4,650,363

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.4	Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in fines or in the declaration of the early maturity of debts.

As of December 31, 2022, all ratios and covenants have been fully met. The subsidiary Cutia Empreendimentos Eólicos S.A. calculated Debt Service Coverage Ratio - ICSD of 1.15 and, therefore, needed to supplement the Reserve Account with at least R$5,736. The deposit was made on March 13, 2023, before the contractually defined deadline.

The Company expects that all financial indicators, measured annually, will be met in 2023.

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá	EBITDA / Net financial results	≥ 1.3
Banco do Brasil No. 21/02000-0 - Mauá
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated ebitda	≥ 1.5 ≤ 3.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531
GE Farol S.A.	BNDES Finem No. 11211521
GE Olho D´Água S.A.	BNDES Finem No. 11211551
GE São Bento do Norte S.A.	BNDES Finem No. 11211541
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a)	financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.	Debentures

									Contractual	Effective		12.31.2022	12.31.2021
					Issue	Number of	Final	Payment	financial	interest	Contract
Company	Issue	Characteristics	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
Copel	8th	(a)	Payment of the 6th issue of debentures and working capital increase	Personal guarantee	06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	-	502,400
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% ofDI	131.21% of DI	1,000,000	-	339,767
	4th		Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% ofDI	133.77% of DI	1,000,000	357,573	690,311
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	225,643	284,483
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	852,816	825,358
	6th (2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	251,363	237,650
	7th (1st serie)		Reinforcement of the Issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,166,982	1,148,216
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot “E”, from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	397,825	374,658
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	-	254,824
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	346,895	684,185
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	618,209	584,489
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	-	177,187
	6th (1st serie)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the Issuer's following issues: 3rd, 4th and 5th Issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,006,449	1,005,102
	6th (2nd serie)		Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	559,894	529,366
	7th (1st serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.28%	300,000	305,380	-
	7th (2nd serie)				05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	917,789	-
	7th (3rd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	301,830	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	91,468	100,240
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	126,067	131,630
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA +5.8813%	IPCA+ 6.83%	360,000	360,894	370,903
											Gross debt	7,887,077	8,240,769
											(-) Transaction cost	(83,222)	(93,152)
											Net debt	7,803,855	8,147,617
											Current	1,346,347	2,144,485
											Noncurrent	6,457,508	6,003,132
(a)	Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b)	Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c)	Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d)	Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e)	Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1	Maturity of noncurrent installments

12.31.2022	Gross debt	(-) Transaction cost	Net debt
2024	670,831	(13,890)	656,941
2025	1,798,427	(11,436)	1,786,991
2026	1,789,732	(9,168)	1,780,564
2027	718,578	(7,584)	710,994
2028	62,857	(5,997)	56,860
After 2028	1,482,417	(17,259)	1,465,158
	6,522,842	(65,334)	6,457,508
21.2	Changes in debentures

Balance as of January 1, 2020	8,429,710
Funding	453,951
Charges and monetary variations	(1,046,295)
Amortization - principal	(422,295)
Payment - charges	(657,590)
Balance as of December 31, 2020	6,757,481
Funding	3,000,000
(-) Transaction costs	(35,030)
Charges and monetary variations	658,653
Amortization - principal	(1,852,048)
Payment - charges	(361,073)
Reclassification (a)	(20,366)
Balance as of December 31, 2021	8,147,617
Funding	1,500,000
(-) Transaction costs	(14,445)
Charges and monetary variations	1,112,287
Amortization - principal	(2,051,481)
Payment - charges	(890,123)
Balance as of December 31, 2022	7,803,855
(a)	Reclassification to Assets classified as held for sale (Note 39).

21.3	Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to request consent from the debenture holders or the declaration of early maturity of the debts.

As of December 31, 2022, all ratios and covenants have been fully met, except for the subsidiaries Ventos de Santo Uriel and Nova Asa Branca III, which have a debt of R$72,588 on December 31, 2022, and that did not meet the ICSD of 1.3. However, the Company preventively requested and received, on December 30, 2022, according to letter from BNDES AE/DEENE2 No. 061/2022, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Additionally, the subsidiary Cutia Empreendimentos Eólicos S.A. calculated ICSD of 1.15 and, therefore, needed to supplement the Reserve Account with at least R$5,736. The deposit was made on March 13, 2023, before the contractually defined deadline.

The Company expects that all financial indicators, measured annually, will be met in 2023.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	4th issue of Debentures	Consolidated net debt / Consolidated ebitda Debt service coverage ratio	≤ 3.5 ≥ 1.5
5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
Copel DIS	4th issue of Debentures
5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
Nova Asa Branca I		Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III	2nd issue of Debentures
Nova Eurus IV
Ventos de Santo Uriel
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2
(a)	financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

22.	Post-employment Benefits

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

22.1	Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III, the only plan available for new participants, is a Variable Contribution - CV plan in the contributory phase and, after retirement, it becomes a Defined Benefit - BD plan.

22.2	Healthcare Plan

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.3	Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	12.31.2022	12.31.2021
Pension plans	949	965
Healthcare plans	1,069,088	1,294,209
	1,070,037	1,295,174
Current	73,814	68,836
Noncurrent	996,223	1,226,338

Amounts recognized in the statement of income are shown below:

	12.31.2022	12.31.2021	12.31.2020
Employees
Pension plans	55,607	59,052	57,977
Healthcare plan - post employment	140,293	116,504	94,349
Healthcare plan - active employees	68,897	71,795	75,192
	264,797	247,351	227,518
Management
Pension plans	1,236	1,300	977
Healthcare plan	148	122	139
	1,384	1,422	1,116
	266,181	248,773	228,634

22.4	Changes in post-employment benefits

Balance as of January 1, 2021	1,493,614
Appropriation of actuarial calculation	116,504
Appropriation of pension and healthcare contributions	130,308
Adjustment related to actuarial (gains) losses	(246,626)
Amortizations	(198,626)
Balance as of December 31, 2021	1,295,174
Appropriation of actuarial calculation	140,293
Appropriation of pension and healthcare contributions	127,878
Adjustment related to actuarial (gains) losses (a)	(291,742)
Amortizations	(201,566)
Balance as of December 31, 2022	1,070,037
(a)	Adjustments arising from the transfer of liabilities from Copel Serviços to Copel and other subsidiaries.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5	Actuarial valuation in accordance with IAS 19
22.5.1	Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

		2022		2021
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	5.10%	-	5.50%
Expected rate of discount/return p.y.
Unified Plan - Defined Benefit	6.10%	11.51%	5.20%	10.99%
Unified Plan - Balance	6.12%	11.53%	5.20%	10.99%
Plan III	6.13%	11.54%	5.30%	11.09%
Assistance Plan	6.13%	11.54%	5.30%	11.09%
Salary growth/medical costs
Unified Plan p.y.	0.00%	5.10%	0.00%	5.50%
Plan III p.y.	1.00%	6.15%	1.00%	6.56%
Assistance Plan - Aging Factor	3.30%	-	5.80%	-
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927
22.5.2	Number of participants and beneficiaries

	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Number of active participants	10	18	6,031	6,645	5,775	6,276
Number of Inactive participants	4,170	4,229	5,369	5,018	9,059	8,910
Number of dependent people	-	-	-	-	20,867	21,621
Total	4,180	4,247	11,400	11,663	35,701	36,807
22.5.3	Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans of the Company is 68.27 and 67.08 years, respectively.

	Unified Plan	Plan III
As of December 31, 2022
Retired participants	19.60	23.42
Pensioner participants	12.48	25.97
As of December 31, 2021
Retired participants	11.60	23.47
Pensioner participants	13.22	27.02

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.4	Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2022, totaled a surplus of R$595,847 and R$74,421 (R$653,654 and R$10,111, of December 31, 2021). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2022, reflecting any right to reduce contributions, refund of surplus or other amounts.

	Unified Plan	Plan III	Assistance Plan	12.31.2022	12.31.2021
Total liabilities or partially covered	6,029,530	3,457,537	1,234,771	10,721,838	10,973,812
Fair value of the plan assets	(6,625,377)	(3,531,958)	(165,683)	(10,323,018)	(10,343,368)
Plan coverage status	(595,847)	(74,421)	1,069,088	398,820	630,444
Unrecognized asset	595,847	74,421	-	670,268	663,765
	-	-	1,069,088	1,069,088	1,294,209

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2022, as presented in the Statements of Comprehensive Income.

22.5.5	Changes in actuarial liabilities

	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2021	6,760,824	3,344,723	1,714,637
Cost of services	252	2,006	7,368
Cost of interest	481,656	246,256	125,132
Benefits paid	(511,621)	(233,908)	-
Actuarial (gain) losses	(585,510)	(21,984)	(356,019)
Present value of net actuarial obligations as of December 31, 2021	6,145,601	3,337,093	1,491,118
Cost of services	169	2,018	6,172
Cost of interest	673,724	364,901	155,389
Benefits paid	(523,792)	(264,096)	(342)
Actuarial (gain) losses	(266,172)	17,621	(417,566)
Present value of net actuarial obligations as of December 31, 2022	6,029,530	3,457,537	1,234,771
22.5.6	Changes in actuarial assets

	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2021	7,568,268	3,629,780	222,148
Return estimated for assets	837,120	133,837	6,366
Contributions and distributions	26,661	136,730	-
Benefits paid	(511,621)	(233,908)	-
Actuarial gain (losses)	(1,121,173)	(319,235)	(31,605)
Fair value of the Plan's assets as of December 31, 2021	6,799,255	3,347,204	196,909
Return estimated for assets	743,845	274,486	26,390
Contributions and distributions	29,808	151,606	-
Benefits paid	(523,792)	(264,096)	-
Actuarial gain (losses)	(423,739)	22,758	(57,616)
Fair value of the Plan's assets as of December 31, 2022	6,625,377	3,531,958	165,683

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.7	Estimated costs

The estimated net periodic plan costs (income) for 2023 for each plan are shown below:

	Unified Plan	Plan III	Assistance Plan
Cost of current service	205	3,966	6,879
Estimated cost of interest	700,311	397,093	141,876
Expected return on plan assets	(769,615)	(410,063)	(18,629)
Expected employee contributions	(89)	(1,983)	-
Costs (income or loss)	(69,188)	(10,987)	130,126
22.5.8	Sensitivity analysis

The following table shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

	Projected scenarios
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	(826,777)	823,400
Impacts on the obligations of healthcare program	(195,345)	185,544
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	82,208	(80,982)
Impact on cost of service for the following financial year of healthcare program	392	(386)
Sensitivity of the service cost
Impacts on the obligations of the pension	320	(313)
Impacts on the obligations of healthcare program	1,040	(883)
22.5.9	Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

	Unified Plan	Plan III	Assistance Plan	Total
2023	317,523	153,226	81,010	551,759
2024	316,790	152,659	81,114	550,563
2025	316,908	152,239	79,756	548,903
2026	316,481	151,790	76,382	544,653
2027	315,703	151,358	73,076	540,137
2028 to 2052	3,885,982	2,598,345	759,895	7,244,222

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.10	Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2022 and the allocation goal for 2023, by asset category, are shown below:

	Goal for 2023 (*)	2022
Fixed income	77.2%	71.1%
Variable income	5.3%	10.0%
Loans	1.2%	1.2%
Real estate	5.6%	2.7%
Investment structuring	8.7%	10.2%
Investments abroad	2.0%	4.8%
	100.0%	100.0%
(*)	Target based on the total investment of each plan.

In addition, information on the allocation of assets of pension plans sponsored by the Company:

	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	86.0%	60.0%	67.0%	40.0%
Variable income	3.0%	2.0%	8.0%	3.0%
Loans	0.5%	0.0%	2.0%	0.0%
Real estate	5.5%	0.0%	6.0%	0.0%
Investment structuring	5.0%	0.0%	13.0%	0.0%
Investments abroad	0.0%	0.0%	4.0%	0.0%
(*)	Target 2022.

Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

22.5.11	Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees on December 31, 2022, 2021 and 2020, in the amounts of R$72,353, R$64,883 and R$67,515, respectively.

23.	Sectorial Charges Payable

	12.31.2022	12.31.2021
Energy Development Account - CDE	41,122	41,786
Global Reversal Reserve - RGR	5,366	8,834
Tariff flags (Note 30.3.2)	-	147,766
	46,488	198,386

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.	Research and Development and Energy Efficiency

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

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below.

	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 12.31.2022	Balance as of 12.31.2021
Research and Development - R&D
FNDCT	-	6,588	-	6,588	7,584
MME	-	3,314	-	3,314	3,790
R&D	229,290	1,322	29,631	260,243	286,029
	229,290	11,224	29,631	270,145	297,403
Energy efficiency program- EEP
Procel	-	11,960	-	11,960	19,883
EEP	128,851	1,906	201,896	332,653	309,811
	128,851	13,866	201,896	344,613	329,694
	358,141	25,090	231,527	614,758	627,097
			Current	370,244	292,495
			Noncurrent	244,514	334,602

National Fund for Scientific and Technological Development - FNDCT

National Program of Electricity Conservation - Procel

24.1	Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2021	8,085	4,041	332,746	5,855	314,284	665,011
Additions	50,804	25,399	50,796	12,801	51,206	191,006
Performance agreement	-	-	-	-	3,010	3,010
Interest rate (Note 32)	-	-	3,664	1,227	9,923	14,814
Payments	(51,305)	(25,650)	(15,966)	-	(56,176)	(149,097)
Concluded projects	-	-	(85,211)	-	(12,436)	(97,647)
Balance as of December 31, 2021	7,584	3,790	286,029	19,883	309,811	627,097
Additions	39,044	19,535	39,070	11,298	45,191	154,138
Performance agreement	-	-	-	-	2,552	2,552
Interest rate (Note 32)	-	-	6,197	3,799	24,648	34,644
Transfers	-	-	-	(3,685)	3,685	-
Payments	(40,040)	(20,011)	(8,061)	(19,335)	(29,740)	(117,187)
Concluded projects	-	-	(62,992)	-	(23,494)	(86,486)
Balance as of December 31, 2022	6,588	3,314	260,243	11,960	332,653	614,758

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.	Accounts Payable Related to Concessions

					Discount	Annual
	Company	Grant	Signature	Closing	rate	Adjustment	12.31.2022	12.31.2021
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	21,587	20,495
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	30,518	27,376
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	9,050	8,595
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,200	2,894
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	874,187	844,599
							937,542	903,959
						Current	105,003	104,963
						Noncurrent	832,539	798,996
Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1	Changes in accounts payable related to concessions

Balance as of January 1, 2021	731,864
Additions	65,269
Adjust to present value	78,203
Monetary variations	117,053
Payments	(88,430)
Balance as of December 31, 2021	903,959
Additions	1,855
Adjustment to present value	27,063
Monetary variations	112,890
Payments	(108,225)
Balance as of December 31, 2022	937,542
25.2	Nominal value and present value of accounts payable related to concession

	Nominal value	Present value
2023	115,062	105,003
2024	115,106	94,974
2025	114,304	85,101
2026	114,036	76,626
After 2026	1,583,477	575,838
	2,041,985	937,542

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.	Right-of-use asset and lease liability
26.1	Right-of-use asset

	Balance as of January 1, 2022	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Balance as of December 31, 2022

Real estate	120,929	25,365	2,405	(10,679)	(1,531)	136,489
Vehicles	67,833	87,644	2,755	(45,044)	(170)	113,018
Equipment	15,294	3,986	1,536	(8,943)	-	11,873
	204,056	116,995	6,696	(64,666)	(1,701)	261,380

	Balance as of January 1, 2021	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Others (a)	Balance as of December 31, 2021

Real estate	23,384	87,921	10,748	(10,053)	(13,079)	22,008	120,929
Vehicles	90,316	7,920	2,255	(33,000)	(142)	484	67,833
Equipment	18,821	2,424	612	(6,695)	(1,239)	1,371	15,294
	132,521	98,265	13,615	(49,748)	(14,460)	23,863	204,056
(a)	Reclassification to Assets classified as held for sale (Note 39) and effect of business combination.

26.2	Lease liability
26.2.1	Changes in lease liability

Balance as of January 1, 2021	138,361
Effect of acquisition of control of Vilas Complex	22,381
Additions	98,265
Remeasurement adjustment	13,615
Charges	13,459
Amortization - principal	(53,120)
Payment - charges	(7,145)
Loss on disposal	(14,799)
Reclassification (a)	1,717
Balance as of December 31, 2021	212,734
Additions	116,995
Remeasurement adjustment	6,696
Charges	20,462
Amortization - principal	(60,200)
Payment - charges	(21,151)
Loss on disposal	(1,780)
Balance as of December 31, 2022	273,756
Current	64,870
Noncurrent	208,886
(a)	Reclassification to Assets classified as held for sale (Note 39).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 14.87% p.a.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.2.2	Maturity of noncurrent installments

2024	51,452
2025	33,745
2026	34,241
2027	10,196
2028	9,845
After 2028	169,140
Undiscounted amounts	308,619
Imputed interest	(99,733)
Lease liabilities balance	208,886
26.2.3	Potential right to Pis/Cofins recoverable

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	439,629	273,756
Potencial Pis/Cofins	33,321	21,593
26.3	Impact of forecast inflation on discounted cash flows

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

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	273,756	322,949	17.97%
Right to use assets	261,380	295,521	13.06%
Financial expense	20,356	25,061	23.11%
Amortization expense	64,666	70,005	8.26%
26.4	Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

	Less than		Over
	1 year	1 to 5 years	5 years	12.31.2022
Commitments from leases and rentals	11,753	50,444	250,757	312,954

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26.5	Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2022
Facilities sharing	1,393	5,572	18,480	25,445

27.	Other Accounts Payable

	12.31.2022	12.31.2021
Fair value in the purchase and sale of power (Note 34.2.12)	738,703	545,468
Generation deviation - wind projects (Note 34.2.11)	184,813	108,031
Payments/returns to consumers	50,652	45,579
Public lighting rate collected	52,520	32,895
Aneel Order No. 084/2017 provision	38,145	34,113
Obligations to customers in gas sales operations (a)	33,223	35,130
Financial offset for the use of water resources	28,511	12,066
Pledges in guarantee	29,924	35,285
Acquisition of equity interest	294	46,361
Other liabilities	90,068	75,364
	1,246,853	970,292
Current	601,619	370,383
Noncurrent	645,234	599,909
(a)	Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

28.	Provisions for Legal Claims and Contingent Liabilities

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

On February 8, 2023, when analyzing and judging Topics 881 and 885 of general repercussion (generally binding decision), the STF understood that a final and unappealable decisions (the so-called “res judicata”) on taxes paid on ongoing basis loses its effects if the STF decides otherwise on a constitutionality-related action or an appeal for which it hands down a generally binding decision, since according to the legislation and case law, a decision, even if res judicata, should only produce effects whilst the factual and legal framework which justified it lasts. The Company has no lawsuits that meet the requirements defined by the STF. Therefore, there are no impacts on its financial statements.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1	Change in provision for legal claims

		Income
		Provision		Construction				Balances as of
	Balances as of	for litigations		cost	Additions		Transfer/	December 31,
	January 1, 2022	Additions	Reversals	Additions (Rev.)	to assets	Settlements	Others	2022
Tax
Cofins	110,059	15,109	(1,604)	-	-	-	-	123,564
Others	71,056	23,705	(820)	-	-	(9,764)	(5,991)	78,186
	181,115	38,814	(2,424)	-	-	(9,764)	(5,991)	201,750
Labors	569,756	108,902	(2,778)	-	-	(139,416)	-	536,464
Employee benefits	37,148	13,270	(19,672)	-	-	(620)	-	30,126
Civil
Civil and administrative claims	433,437	592,796	(3,925)	-	-	(67,055)	2,858	958,111
Easements	138,069	3,594	(90)	(722)	627	(2,754)	-	138,724
Expropriations and property	125,028	2,195	(8,113)	4,305	36,924	(5,427)	-	154,912
Customers	3,755	2,113	(630)	-	-	(1,488)	-	3,750
Environmental	5,902	497	(1,130)	-	-	-	-	5,269
	706,191	601,195	(13,888)	3,583	37,551	(76,724)	2,858	1,260,766
Regulatory	103,155	5,137	(84,111)	-	-	(15,688)	-	8,493
	1,597,365	767,318	(122,873)	3,583	37,551	(242,212)	(3,133)	2,037,599

		Income
		Provision		Construction			Transfer/	Balances as of
	Balances as of	for litigations		cost	Additions		Others	December 31,
	January 1, 2021	Additions	Reversals	Additions/(Rev.)	to assets	Settlements	(a)	2021
Tax
Cofins	107,148	4,123	(1,212)	-	-	-	-	110,059
Others	66,725	10,046	(205)	-	-	(127)	(5,383)	71,056
	173,873	14,169	(1,417)	-	-	(127)	(5,383)	181,115
Labors	596,248	94,845	(21,647)	-	-	(105,777)	6,087	569,756
Employee benefits	52,401	4,685	(19,623)	-	-	(761)	446	37,148
Civil
Civil and administrative claims	387,895	129,730	(9,218)	-	-	(74,989)	19	433,437
Easements	111,553	1,616	-	15,702	36,771	(27,573)	-	138,069
Expropriations and property	133,888	680	(15,031)	(7,268)	12,943	(184)	-	125,028
Customers	3,973	895	(706)	-	-	(407)	-	3,755
Environmental	7,174	4,992	(4,964)	-	-	-	(1,300)	5,902
	644,483	137,913	(29,919)	8,434	49,714	(103,153)	(1,281)	706,191
Regulatory	88,699	20,694	(5,971)	-	-	(267)	-	103,155
	1,555,704	272,306	(78,577)	8,434	49,714	(210,085)	(131)	1,597,365
(a)	Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 39).

28.2	Details of provisions for legal claims and contingent liabilities

The following table shows the details of the provisions for legal claims recorded and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
	Description	12.31.2022	12.31.2021	12.31.2022	12.31.2021
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	123,564	110,059	9,550	7,914
INSS	Tax requirements related to the social security contribution.	30,899	29,813	46,901	107,840
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	2,100	1,721	50,025	77,058
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	4,035	-	24,930	43,346
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	9,332	-	152,113	118,981
ISS	City halls tax requirement as ISS on construction services provided by third parties.	181	170	56,731	83,536
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	31,639	39,352	149,518	122,314
		201,750	181,115	489,768	560,989
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	536,374	569,756	372,138	275,230
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	30,126	37,148	12,716	3,524
Regulatory
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	-	82,670	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	1,130,845	1,066,486
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	320,044	295,931
Other	Aneel's notifications about possible breaches of regulatory standards	8,493	20,485	45,718	38,099
		8,493	103,155	1,496,607	1,400,516
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions		Contingent liabilities
	Description	12.31.2022	12.31.2021	12.31.2022		12.31.2021
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	73,366	79,092	71,237		68,104
Arbitration	Arbitration protected by secrecy and confidentiality, in the early stage of award settlement.	629,056	165,158	338,779	(a)	670,704
PIS / Cofins credit	Contingent liability related to the allocation of PIS and Cofins tax credits recognized by the Company. With the enactment of Law No. 14,385/2022, the Management of Copel and its legal advisors reassessed the risk and Copel DIS recorded the provision, as detailed in Note 12.2.1.	-	-	-		1,775,347
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	154,550	131,519	530,959		383,597
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	101,076	57,663	98,940		29,592
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	138,841	138,075	31,063		29,100
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	154,943	93,679	38,030		70,198
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant, settled in the second quarter of 2022.	-	31,348	-		-
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	3,758	3,755	1,911		3,964
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	5,266	5,902	226,608		206,647
		1,260,856	706,191	1,337,527		3,237,253
		2,037,599	1,597,365	3,708,756		5,477,512
(a)	refers to the estimate of possible loss of a total, monetarily restated, of R$2,966,787 of the plaintiff's claim.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.	Equity
29.1	Capital

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

On December 31, 2022, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2021). Its composition by shares (without par value) and the main shareholders are shown below, already considering the number of shares updated after the split and the conversion period of the UNITs Program ratified and approved by Management in 2021:

12.31.2022	Number of shares in units
	Common		Class "A” Preferred		Class “B” preferred		Total
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,298,319	69.66	-	-	115,945,012	6.90	850,243,331	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Free float:
B3	137,163,852	13.02	674,880	21.58	905,448,728	53.92	1,043,287,460	38.13
NYSE	32,642,912	3.10	-	-	130,571,648	7.78	163,214,560	5.96
Latibex	222,167	0.02	-	-	1,796,243	0.11	2,018,410	0.07
Other shareholders	18,601,648	1.76	2,453,120	78.42	927,411	0.05	21,982,179	0.81
	1,054,090,460	100.00	3,128,000	100.00	1,679,335,290	100.00	2,736,553,750	100.00

12.31.2021	Number of shares in units
	Common		Class "A” Preferred		Class “B” preferred		Total
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	734,304,512	69.66	-	-	115,969,784	6.91	850,274,296	31.07
BNDESPAR	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Free float:
B3	126,653,784	12.02	661,760	21.16	863,944,649	51.44	991,260,193	36.23
NYSE	43,115,100	4.09	-	-	172,460,400	10.27	215,575,500	7.88
Latibex	228,667	0.02	-	-	1,782,043	0.11	2,010,710	0.07
Other shareholders	18,626,835	1.77	2,466,240	78.84	532,166	0.03	21,625,241	0.79
	1,054,090,460	100.00	3,128,000	100.00	1,679,335,290	100.00	2,736,553,750	100.00

12.31.2020	Number of shares in units
	Common		Class "A” Preferred		Class “B” preferred		Total
	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	850,285,980	58.63	-	-	-	-	850,285,980	31.07
BNDES	382,987,750	26.41	-	-	272,820,060	21.26	655,807,810	23.96
Free float:
B3	197,200,880	13.59	767,830	23.50	774,780,030	60.40	972,748,740	35.56
NYSE	1,163,450	0.08	-	-	233,148,470	18.17	234,311,920	8.56
Latibex	-	-	-	-	1,721,110	0.13	1,721,110	0.06
Other shareholders	18,672,740	1.29	2,499,690	76.50	505,760	0.04	21,678,190	0.79
	1,450,310,800	100.00	3,267,520	100.00	1,282,975,430	100.00	2,736,553,750	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.2	Legal reserve and profit retention reserve

The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.

The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976. It is constituted by retaining the remainder of net income for the year, after constituting the legal reserve and proposing interest on own capital and dividends.

29.3	Proposed dividend distribution

	12.31.2022	12.31.2021	12.31.2020
Calculation basis for dividends
Net income for the year	1,112,007	4,952,573	3,904,202
Legal Reserve (5%)	(55,600)	(247,629)	(195,210)
Realization of equity evaluation adjustment	36,513	46,575	59,630
Calculation basis for minimum mandatory dividends	1,092,920	4,751,519	3,768,622
Proposed dividends
Interest on own capital - gross value	970,000	522,809	807,500
Interim dividends	-	1,197,003	-
Dividends - PNA shares	258	-	-
Complement to reach the mandatory minimum	-	-	211,057
Additional proposed dividends (a)	-	1,368,675	1,507,449
Total proposed distribution	970,258	3,088,487	2,526,006
Gross value of dividends per class of shares:
Ordinary shares	357,961	1,120,747	1,278,126
Class “A” preferred shares	1,407	3,658	4,155
Class “B” preferred shares	610,890	1,964,082	1,243,725
Gross value of dividends per share:
Ordinary shares	0.33393	1.06323	0.88128
Class “A” preferred shares	0.44976	1.16956	1.27172
Class “B” preferred shares	0.36732	1.16956	0.96941

Gross value of dividends per share - Units (b)	1.80322	5.74147	-
(a)	In April 2022 and 2021 the General Assembly resolved to pay the proposed additional dividend, which occurred in June 2022 and August 2021.
(b)	The Units are made up of 1 Ordinary share and 4 Class "B" preferred shares.

Pursuant to the legal and statutory provisions in force and management’s resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

According to the Company’s Dividend Policy, regular dividend calculation will be based on the Financial Leverage Ratio defined at the end of each fiscal year. For an index below 1.5, the dividend corresponds to 65% of the adjusted net income; for an index between 1.5 and 2.7, the dividend corresponds to 50% of the adjusted net income; for an index above 2.7, the dividend corresponds to 25% of the adjusted net income (mandatory minimum). These amounts, except for the mandatory minimum dividend, will be limited to the cash flow available for the same fiscal year, equivalent to the cash flow from operating activities, less net cash flow used in investing activities. Management may also propose extraordinary dividends, limited to balance of the Company’s distributable profit reserves, conditioned to resolution and approval in Shareholders' Meeting, after hearing the Supervisory Board.

The 205th Special General Meeting, held on November 21, 2022, approved, in accordance with the Corporate Bylaws and the Dividend Policy, the distribution of R$970,000 in the form of Interest on own capital - JSCP, as follows: R$79,000 from net income for the first half of 2022 and R$891,000 from the retained profits reserve. These JSCP amounts, net of taxes, are classified as mandatory dividends for 2022, according to the criteria established in article 88 of the Company's Corporate Bylaws, and the difference is considered both for payment of regular dividends for 2022 and for extraordinary dividends provided for in the Company’s Dividend Policy. Additionally, on December 31, 2022, R$258 were recorded to supplement the priority dividends for class “A” preferred shares (PNA), in compliance with Copel’s Articles of Incorporation determinations. Of the R$970,258, R$600,000 were paid on November 30, 2022. The payment date of R$370,258 will be defined at the 68th General Shareholders’ Meeting to be held in April 2023

29.4	Equity valuation adjustments

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

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of January 1, 2020	591,927
Actuarial liabilities
Post employment benefits	(271,345)
Taxes on adjustments	92,190
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(90,347)
Taxes on adjustments	30,717
Attributed to non-controlling interest	207
Balance as of December 31, 2020	353,349
Actuarial liabilities
Post employment benefits	246,626
Taxes on adjustments	(93,881)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(70,569)
Taxes on adjustments	23,994
Actuarial liability - investiment realization	(33,205)
Attributed to non-controlling interest	(144)
Balance as of December 31, 2021	426,170
Actuarial liabilities
Post employment benefits	291,740
Taxes on adjustments	(88,548)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(55,322)
Taxes on adjustments	18,809
Actuarial gain - realization (a)	(3,541)
Other adjustments
Gains on financial assets - subsidiaries	10,295
Taxes on other adjustments	(3,500)
Attributed to non-controlling interest	(2,721)
Balance as of December 31, 2022	593,382
(a)	realization of Copel SER's actuarial gain after the transfer of all employees to Copel's other wholly-owned subsidiaries.

29.5	Earnings per share - basic and diluted

	Continuing	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	operations	12.31.2022	operations	operations	12.31.2021	operations	operations	12.31.2020
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	409,399	409,399	1,417,379	482,241	1,899,620	1,935,144	40,607	1,975,751
Class “A” preferred shares	1,575	1,575	4,478	1,430	5,908	5,783	100	5,883
Class “B” preferred shares	701,033	701,033	2,345,340	701,705	3,047,045	1,883,054	39,514	1,922,568
	1,112,007	1,112,007	3,767,197	1,185,376	4,952,573	3,823,981	80,221	3,904,202
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	1,054,090,460	1,054,090,460	1,176,755,935	1,176,755,935	1,176,755,935	1,450,310,800	1,450,310,800	1,450,310,800
Class “A” preferred shares	3,128,000	3,128,000	3,171,194	3,171,194	3,171,194	3,268,067	3,268,067	3,268,067
Class “B” preferred shares	1,679,335,290	1,679,335,290	1,556,626,621	1,556,626,621	1,556,626,621	1,282,974,883	1,282,974,883	1,282,974,883
	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	0.38839	0.38839	1.20448	0.40981	1.61429	1.33430	0.02800	1.36229
Class “A” preferred shares	0.50343	0.50343	1.41173	0.45079	1.86252	1.76982	0.03080	1.80062
Class “B” preferred shares	0.41745	0.41745	1.50668	0.45079	1.95747	1.46773	0.03080	1.49852

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.	Net Operating Revenue

		PIS/Pasep			Service	Net revenue
	Gross	and	ICMS	Sectorial	tax
	revenues	Cofins	(VAT)	charges	(ISSQN)	12.31.2022	12.31.2021	12.31.2020
Electricity sales to final customers	11,392,957	(865,989)	(2,042,838)	(974,093)	-	7,510,037	7,237,677	6,652,824
Electricity sales to distributors	4,644,150	(650,271)	(18,876)	(62,086)	-	3,912,917	6,051,854	3,779,830
Use of the main distribution and transmission grid	9,843,657	(784,691)	(1,595,850)	(2,634,275)	-	4,828,841	5,295,074	4,372,596
Construction income	2,176,158	-	-	-	-	2,176,158	1,951,559	1,414,067
Fair value of assets from the indemnity for the concession	89,941	-	-	-	-	89,941	142,642	57,341
Distribution of piped gas	1,669,588	(121,925)	(288,104)	-	(63)	1,259,496	712,267	502,655
Result of sectorial financial assets and liabilities	1,847,863	(170,927)	-	-	-	1,676,936	2,270,859	676,939
Other operating revenue	534,325	(54,579)	-	-	(6,351)	473,395	322,355	366,434
Recovery of Pis/Pasep and Cofins on ICMS	-	-	-	-	-	-	-	810,563
	32,198,639	(2,648,382)	(3,945,668)	(3,670,454)	(6,414)	21,927,721	23,984,287	18,633,249

The reduction in Electricity sales to distributors revenue is mainly due to the reduction in dispatches from the UEGA thermoelectric plant, in view of the improvement in the hydrological scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1	Revenue by type and/or class of customers

	12.31.2022	12.31.2021	12.31.2020
Electricity sales to final customers	11,392,957	12,296,456	9,524,897
Residential	3,441,726	4,098,156	3,098,969
Industrial	954,280	1,230,945	970,638
Trade, services and other activities	1,930,820	2,202,475	1,701,260
Rural	768,128	873,560	613,419
Public entities	262,000	276,383	195,259
Public lighting	253,758	339,524	233,558
Public service	351,613	400,341	290,482
Free consumers	2,692,303	2,203,320	1,729,603
Donations and grants	738,329	671,752	691,709
Electricity sales to distributors	4,644,150	7,034,152	4,330,982
Bilateral contracts	2,923,509	2,390,859	2,386,929
Regulated contracts	1,033,405	1,026,124	916,377
Electric Energy Trade Chamber - CCEE	568,797	3,482,687	933,369
Effective interest - grant bônus (Note 9.3)	118,439	134,482	94,307
Use of the main distribution and transmission grid	9,843,657	10,088,231	8,780,612
Residential	2,899,387	3,011,507	2,788,725
Industrial	1,174,082	1,456,377	1,273,320
Trade, services and other activities	1,735,174	1,771,496	1,628,098
Rural	662,963	623,280	548,682
Public entities	231,753	205,247	180,814
Public lighting	195,319	213,433	205,904
Public service	218,738	214,501	195,597
Free consumers	1,819,152	1,440,922	1,164,020
Concessionaires and generators	86,160	79,493	61,720
Operating and maintenance income - O&M and interest income	820,929	1,071,975	733,732
Construction income	2,176,158	1,951,559	1,414,067
Power distribution service concession	2,048,022	1,700,889	1,154,488
Power gas distribution service concession	12,024	11,222	7,438
Power transmission concession(a)	116,112	239,448	252,141
Fair value of assets from the indemnity for the concession	89,941	142,642	57,341
Distribution of piped gas	1,669,588	950,850	679,304
Result of sectorial financial assets and liabilities	1,847,863	2,502,324	746,052
Other operating revenue	534,325	358,997	406,539
Leasing and rent (30.2)	374,801	253,049	176,452
Fair value in the purchase and sale of power	32,747	-	137,463
Income from rendering of services	59,048	91,932	44,182
Other income	67,729	14,016	48,442
GROSS OPERATING REVENUE	32,198,639	35,325,211	25,939,794
(-) Pis/Pasep and Cofins	(2,648,382)	(2,839,713)	(2,038,541)
Recovery of Pis/Pasep and Cofins on ICMS (Note 12.2.1)	-	-	810,563
(-) ICMS (VAT)	(3,945,668)	(4,984,945)	(4,216,720)
(-) Service tax (ISSQN)	(6,414)	(7,509)	(4,504)
(-) Sectorial charges (30.3)	(3,670,454)	(3,508,757)	(1,857,343)
NET OPERATING REVENUE	21,927,721	23,984,287	18,633,249
(a)	The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.2	Leases and rentals
30.2.1	Revenue from leases and rentals

	12.31.2022	12.31.2021	12.31.2020
Equipment and structures	373,036	251,953	175,673
Facilities sharing	1,529	738	415
Real estate	236	358	364
	374,801	253,049	176,452

30.3	Regulatory charges

	12.31.2022	12.31.2021	12.31.2020
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	2,670,262	1,737,716	1,530,998
Other charges - rate flags (30.3.2)	724,414	1,480,361	81,159
Research and development and energy efficiency - R&D and EEP	154,138	191,006	144,474
Global Reversion Reserve - RGR quota	42,103	44,372	62,057
Energy Development Account - "CDE "- Power transmission concession	65,460	42,973	27,315
Inspection fee	14,077	12,329	11,340
	3,670,454	3,508,757	1,857,343
30.3.1	Energy Development Account - CDE - power distribution concession

CDE, created by Law no. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

As of June 2021, the Company began paying CDE Covid Account amounts provided for in Decision No. 939/2021, in the monthly amount of R$29,032, to repay the loan transaction taken out by CCEE, which intended to cover deficits or anticipate distributor revenues. The repayment will be made over 54 months, from June 2021 to December 2025.

On February 24, 2023, Aneel published Decision No. 510, which confirmed the specific amounts of CDE water shortage (Note 8.1) for payment of the financial transaction contracted to cover the additional costs demanded in the water crisis period, according to Regulatory Resolution No. 1008/2022. The monthly amount determined for Copel DIS is R$6,454, to be paid to CCEE as of June 2023.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The balance is as follows:

Resolutions	Period	12.31.2022	12.31.2021	12.31.2020
"CDE USO"	Quotas (a)	2,321,875	1,534,490	1,531,713
	Covid Account(b)	183,444	107,009	-
	(-) Preliminary injunctions	-	-	(715)
		2,505,319	1,641,499	1,530,998

"CDE ENERGIA"	Covid Account (b)	164,943	96,217	-

		2,670,262	1,737,716	1,530,998
(a)	"CDE Uso": Resolution No. 3,034/2022 (may-dec/22), Resolution No. 3,004/2021 (jan-apr/22); Resolution No. 2,814/2020 and Aneel Technical Note No. 12/2021 (jan-feb/21); Resolution No. 2,834/2021 (mar-dec/21); Resolution No. 2.664/2019 (jan-dec/20).
(b)	"CDE Uso" e "CDE Energia" - Covid Account: Order No. 939/2021.

30.3.2	Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation.

The water crisis scenario prevailed from September 2021 to April 2022, with the application of red flag and water shortage modalities to cover the higher energy generation costs. From May to December 2022, after improving water conditions, application of the green flag prevailed, with no increase in energy bills.

30.4	Copel DIS annual tariff adjustment

Aneel ratified the result of the 2022 Annual Tariff Adjustment of Copel Distribuição through Approval Resolution No. 3,049, of June 21, 2022, authorizing an average readjustment of 4.90% perceived by consumers (9.89% in the readjustment of June 2021), and which was fully applied to tariffs as of June 24, 2022, with the average readjustment for high voltage consumers being 9.32% and 2.68% for low voltage consumers (respectively, 9.57 % and 10.04% in 2021).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.	Operating Costs and Expenses

			General
			and	Other
	Operational	Selling	administrative	operational
	costs	expenses	expenses	expenses, net	12.31.2022	12.31.2021	12.31.2020
Non-manageable costs and expenses
Electricity purchased for resale (31.1)	(8,096,910)	-	-	-	(8,096,910)	(9,503,743)	(6,829,530)
Charge of the main distribution and transmission grid	(2,520,527)	-	-	-	(2,520,527)	(2,501,641)	(1,525,567)
Materials and supplies for power electricity	(120,409)	-	-	-	(120,409)	(1,854,948)	(404,496)
Natural gas and supplies for gas business	(939,516)	-	-	-	(939,516)	(506,065)	(354,701)
	(11,677,362)	-	-	-	(11,677,362)	(14,366,397)	(9,114,294)
Manageable costs and expenses
Personnel and management (31.2)	(683,018)	(6,637)	(337,207)	-	(1,026,862)	(1,550,857)	(1,601,895)
Pension and healthcare plans (Note 22.3)	(181,080)	(1,028)	(84,073)	-	(266,181)	(248,773)	(228,634)
Materials	(80,822)	(7)	(11,618)	-	(92,447)	(69,822)	(72,680)
Third-party services (31.3)	(600,781)	(5,784)	(194,178)	-	(800,743)	(706,599)	(558,041)
Credit losses, provisions and reversals(31.4)	(84,387)	(125,132)	-	(621,697)	(831,216)	(184,990)	(201,415)
Other operational costs and expenses, net (31.6)	(253,486)	(48,150)	(119,162)	(113,696)	(534,494)	(365,285)	(369,154)
	(1,883,574)	(186,738)	(746,238)	(735,393)	(3,551,943)	(3,126,326)	(3,031,819)
Other
Depreciation and amortization	(1,218,259)	(2)	(57,483)	(25,238)	(1,300,982)	(1,082,539)	(1,009,913)
Construction cost (31.5)	(2,149,212)	-	-	-	(2,149,212)	(1,899,844)	(1,417,504)
	(3,367,471)	(2)	(57,483)	(25,238)	(3,450,194)	(2,982,383)	(2,427,417)
	(16,928,407)	(186,740)	(803,721)	(760,631)	(18,679,499)	(20,475,106)	(14,573,530)
31.1	Electricity purchased for resale

	12.31.2022	12.31.2021	12.31.2020
Purchase of Energy in the Regulated Environment - CCEAR	3,538,507	3,872,427	3,107,956
Itaipu Binacional	1,460,955	1,787,691	1,766,058
Electric Energy Trade Chamber - CCEE	370,207	1,673,116	1,176,798
Bilateral contracts	2,609,713	2,578,241	1,087,439
Program for incentive to alternative energy sources - Proinfa	437,461	271,435	221,406
Micro and mini generators	675,804	360,371	161,324
Fair value in the purchase and sale of power	-	35,818	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(995,737)	(1,075,356)	(691,451)
	8,096,910	9,503,743	6,829,530
31.2	Personnel and management

	12.31.2022	12.31.2021	12.31.2020
Personnel
Salaries and management fees	655,094	691,660	696,837
Social charges on payroll	217,267	227,381	227,485
Meal and education allowance	98,963	102,957	107,052
Voluntary retirement program	(9,315)	139,232	66,905
	962,009	1,161,230	1,098,279
Management
Salaries and management fees	18,717	18,118	18,465
Social charges on payroll	3,872	3,832	3,233
Other expenses	256	254	237
	22,845	22,204	21,935

Provisions for performance and profit sharing
of employees and administrators	42,008	367,423	481,681

	1,026,862	1,550,857	1,601,895

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3	Third party services

	12.31.2022	12.31.2021	12.31.2020
Maintenance of electrical system	338,283	319,162	206,688
Maintenance of facilities	97,216	103,726	97,889
Communication, processing and transmission of data	91,713	64,772	42,244
Consumer service / call center	83,203	66,733	56,583
Meter reading and bill delivery	53,660	52,831	48,895
Consulting and audit	53,344	38,832	41,043
Other services	83,324	60,543	64,699
	800,743	706,599	558,041

31.4	Credit losses, provisions and reversals

	12.31.2022	12.31.2021	12.31.2020
Provision for legal claims (Note 28)	626,602	190,071	150,269
Impairment of assets
Power generation concession contract	9,061	(2,604)	(10,502)
Gas operations (Note 11.1)	1,629	15,688	-
Property, plant and equipment - generation segment	73,697	(147,938)	(37,609)
Expected credit losses (Trade accounts and Other receivables)	125,132	125,226	92,587
Tax credits estimated losses (reversal of losses)	(4,905)	4,547	(1,298)
Provision (reversal) for losses on equity interests	-	-	7,968
	831,216	184,990	201,415

31.5	Construction costs

	12.31.2022	12.31.2021	12.31.2020
Materials	1,229,643	1,088,808	781,807
Third party services	704,105	626,540	460,952
Personnel	171,369	155,182	140,108
Other	44,095	29,314	34,637
	2,149,212	1,899,844	1,417,504

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.6	Other operating costs and expenses, net

	12.31.2022	12.31.2021	12.31.2020
Financial offset for the use of water resources	142,270	85,545	63,841
Taxes	61,856	43,308	37,847
Net losses (gains) in the decommissioning and disposal of assets	58,260	(61)	44,020
Collection charge	47,923	50,371	49,903
Insurance	42,460	33,678	26,593
Leasing and rent	39,128	21,067	9,705
Fair value of power generation concession assets	26,451	-	-
Aneel inspection fee	17,332	16,892	-
Compensation	14,703	48,679	38,423
Donations, contributions, grants, tax incentives (a)	8,117	41,152	22,136
Advertising and publicity
Associação das Emissoras de Radiodifusão do Paraná - AERP	11,789	11,400	11,455
Publicity	10,593	11,953	9,598
Sponsorship	2,620	897	1,126
Talento Olímpico Paranaense - TOP	4,665	4,750	4,750
Other net income, costs and expenses	46,327	(4,346)	49,757
	534,494	365,285	369,154
(a)	The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.	Financial Results

	12.31.2022	12.31.2021	12.31.2020
Financial income
Return on financial investments	463,255	163,888	80,704
Arrears charges on bills	274,308	326,217	271,966
Remuneration of net sectorial assets and liabilities (Note 8)	146,753	35,902	20,168
Monetary variation over the Itaipu power purchase	43,946	30,043	42,729
Recognition of tax credit	33,908	21,640	-
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 25.1)	2,720	5,373	2,322
Interest and monetary variation of CRC transfer (a)	-	255,777	341,964
Exchange variation on loan collateral	-	9,243	35,089
Derivatives fair value - forward contract	-	-	24,511
Other financial income	109,800	125,594	160,100
(-) Pis/Pasep and Cofins taxes on financial income	(41,853)	(41,628)	(84,434)
	1,032,837	932,049	895,119
( - ) Financial expenses
Monetary and exchange variation and debt charges	1,479,057	855,814	607,569
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 25.1)	142,673	200,629	192,848
PIS/Pasep/Cofins taxes on interest on capital	107,720	34,382	27,748
Interest on R&D and EEP (Note 24.1)	34,644	14,814	12,550
Monetary variation over the Itaipu power purchase	27,584	58,814	75,478
Remuneration of net sectorial assets and liabilities (Note 8)	11,208	3,744	62
Derivatives fair value - forward contract	2,907	20,401	-
Interest and monetary variation of CRC transfer (a)	-	1,788	-
Other financial expenses	181,711	69,024	57,142
	1,987,504	1,259,410	973,397

	(954,667)	(327,361)	(78,278)
Restatement of PIS/Cofins credits/(provision for allocation of
PIS/Cofins credits) - (Note 12.2.1)	1,011,370	-	944,549

Net	(1,966,037)	(327,361)	866,271
(a)	The balance of the Account for Compensation of Income and Losses - CRC was settled by the Paraná State Government on August 10,2021, as detailed in Note 8 of the Financial Statements of December 31,2021.

33.	Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1	Products and services from which the reportable segments have their revenues generated

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Until December 31, 2022, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2022.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of these financial statements.

33.2	Company’s reportable segments

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

Power sale (COM) - its attribution is to trade energy and related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Holding and Services - its attribution is the provision of services and participation in other companies.

33.3	Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Intersegment operations	Total
12.31.2022	GET	DIS	COM
TOTAL ASSETS	24,917,856	20,538,815	1,808,971	1,083,713	2,244,405	(890,060)	49,703,700
CURRENT ASSETS	3,237,725	4,937,240	990,867	282,714	1,311,618	(1,432,915)	9,327,249
NONCURRENT ASSETS	21,680,131	15,601,575	818,104	800,999	932,787	542,855	40,376,451
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi- fications (a)	Intersegment operations	Total
12.31.2021	GET	DIS	COM
TOTAL ASSETS	24,844,335	20,804,701	1,519,017	827,901	3,243,736	(1,451,159)	(250,996)	49,537,535
CURRENT ASSETS	3,316,406	6,448,051	755,227	355,500	2,356,145	(652,886)	(1,388,571)	11,189,872
NONCURRENT ASSETS	21,527,929	14,356,650	763,790	472,401	887,591	(798,273)	1,137,575	38,347,663
Long term assets	6,639,545	7,664,328	757,873	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	13,607	14,908	(9,536)	9,536	204,056
(a)	Reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.4	Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Inter- segment operations	Total
	GET
12.31.2022	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUE	4,099,740	1,140,734	13,903,300	4,938,368	1,297,034	8,014	(3,459,469)	21,927,721
Net operating revenue - third-parties	1,369,563	781,448	13,866,122	4,608,702	1,293,872	8,014	-	21,927,721
Net operating revenue - between segments	2,730,177	359,286	37,178	329,666	3,162	-	(3,459,469)	-
OPERATING COSTS AND EXPENSES	(2,766,048)	(303,450)	(13,418,798)	(4,814,710)	(1,076,181)	(570,344)	3,459,469	(19,490,062)
Energy purchased for resale	(386,210)	-	(5,980,124)	(4,790,427)	-	-	3,059,851	(8,096,910)
Charges for use of the main transmission grid	(599,422)	-	(2,313,203)	-	-	-	392,098	(2,520,527)
Personnel and management	(207,684)	(123,528)	(599,121)	(12,712)	(42,166)	(41,651)	-	(1,026,862)
Pension and healthcare plans	(48,973)	(30,948)	(169,493)	(1,787)	(5,366)	(9,614)	-	(266,181)
Materials and supplies	(13,227)	(5,297)	(71,302)	(53)	(1,644)	(924)	-	(92,447)
Raw materials and supplies for generation	(123,279)	-	-	-	-	-	2,870	(120,409)
Natural gas and supplies for gas business	-	-	-	-	(939,516)	-	-	(939,516)
Third party services	(207,239)	(37,041)	(505,407)	(2,665)	(13,316)	(41,702)	6,627	(800,743)
Depreciation and amortization	(783,828)	(13,692)	(454,307)	(353)	(44,190)	(4,612)	-	(1,300,982)
Provision (reversal) for litigations	(17,503)	(951)	(162,414)	31	(24)	(445,741)	-	(626,602)
Impairment of assets	(82,758)	-	-	-	(1,629)	-	-	(84,387)
Other estimated losses, provisions and reversals	(992)	3,065	(119,481)	(1,755)	(1,064)	-	-	(120,227)
Construction cost	-	(89,166)	(2,048,022)	-	(12,024)	-	-	(2,149,212)
Provision for allocation of PIS and Cofins credits	-	-	(810,563)	-	-	-	-	(810,563)
Other operating costs and expenses, net	(294,933)	(5,892)	(185,361)	(4,989)	(15,242)	(26,100)	(1,977)	(534,494)
EQUITY IN EARNINGS OF INVESTEES	20,370	450,235	-	-	-	7,972	-	478,577
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,354,062	1,287,519	484,502	123,658	220,853	(554,358)	-	2,916,236
Financial income	210,356	58,514	593,726	32,667	56,730	87,621	(6,777)	1,032,837
Financial expenses	(669,382)	(272,287)	(752,097)	(291)	(28,290)	(271,934)	6,777	(1,987,504)
Update of provision for allocation of
PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	895,036	1,073,746	(685,239)	156,034	249,293	(738,671)	-	950,199
Income tax and social contribution	(241,816)	(56,354)	455,465	(47,659)	(70,092)	159,578	-	199,122
NET INCOME (LOSS)	653,220	1,017,392	(229,774)	108,375	179,201	(579,093)	-	1,149,321

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	Holding and Services	Reclassi- fications (a)	Inter- segment operations	Total
	GET
12.31.2021	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUES	6,185,468	1,541,080	14,836,392	4,536,414	243,611	783,277	40,478	(228,379)	(3,954,054)	23,984,287
Net operating revenue - third-parties	3,823,917	1,181,374	14,785,432	3,395,592	228,379	757,494	40,478	(228,379)	-	23,984,287
Net operating revenue - between segments	2,361,551	359,706	50,960	1,140,822	15,232	25,783	-	-	(3,954,054)	-
OPERATING COSTS AND EXPENSES	(3,312,461)	(457,137)	(13,669,382)	(4,478,439)	(222,883)	(654,643)	(246,871)	81,805	4,055,448	(18,904,563)
Energy purchased for resale	(1,279,857)	-	(7,277,499)	(4,450,586)	-	-	-	-	3,504,199	(9,503,743)
Charges for use of the main transmission grid	(524,562)	-	(2,363,451)	-	-	-	-	-	386,372	(2,501,641)
Personnel and management	(281,498)	(167,041)	(905,338)	(18,568)	(39,365)	(39,121)	(99,926)	-	-	(1,550,857)
Pension and healthcare plans	(44,166)	(27,954)	(155,774)	(1,547)	(6,289)	(5,154)	(7,889)	-	-	(248,773)
Materials and supplies	(9,863)	(4,161)	(51,722)	(17)	(965)	(3,590)	(471)	965	2	(69,822)
Raw materials and supplies for generation	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	-	(506,065)	-	-	-	(506,065)
Third party services	(203,823)	(30,699)	(450,752)	(2,925)	(38,690)	(13,850)	(26,147)	38,690	21,597	(706,599)
Depreciation and amortization	(616,267)	(11,431)	(406,632)	(234)	(77,901)	(41,178)	(3,515)	1,893	72,726	(1,082,539)
Provision (reversal) for litigations	(25,238)	(9,151)	(89,662)	(295)	4,845	(15,510)	(50,215)	(4,845)	-	(190,071)
Impairment of assets	150,697	(155)	-	-	5,156	(15,688)	-	(5,156)	-	134,854
Other estimated losses, provisions and reversals	(1,041)	(3,498)	(127,334)	(511)	(8,612)	2,611	(28,662)	8,612	28,662	(129,773)
Construction cost	-	(187,733)	(1,700,889)	-	-	(11,222)	-	-	-	(1,899,844)
Hydrological risk renegotiation (GSF)	1,570,543	-	-	-	-	-	-	-	-	1,570,543
Other operating costs and expenses, net	(168,571)	(15,314)	(140,329)	(3,756)	(61,062)	(5,876)	(30,046)	41,646	18,023	(365,285)
EQUITY IN EARNINGS OF INVESTEES	16,596	339,774	-	-	-	-	9,944	-	-	366,314
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	2,889,603	1,423,717	1,167,010	57,975	20,728	128,634	(196,449)	(146,574)	101,394	5,446,038
Financial income	128,461	19,542	457,697	14,151	19,183	19,422	313,617	(19,180)	(20,844)	932,049
Financial expenses	(506,541)	(160,961)	(391,228)	(211)	(44,928)	(9,605)	(211,708)	44,928	20,844	(1,259,410)
OPERATING PROFIT (LOSS)	2,511,523	1,282,298	1,233,479	71,915	(5,017)	138,451	(94,540)	(120,826)	101,394	5,118,677
Income tax and social contribution	(675,107)	(262,395)	(375,597)	(18,190)	(6,284)	(38,860)	93,879	47,648	(24,726)	(1,259,632)
NET INCOME (LOSS) - CONTINUING OPERATIONS	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	(661)	(73,178)	76,668	3,859,045
Result of discontinued operations	-	-	-	-	-	-	1,116,379	73,178	-	1,189,557
NET INCOME (LOSS)	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	1,115,718	-	76,668	5,048,602
(a)	TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	HOL	Reclassi- fications (a)	Inter- segment operations	Total
	GET
12.31.2020	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUES	4,030,979	1,186,215	12,363,459	2,420,657	386,634	535,206	-	(355,843)	(1,934,058)	18,633,249
Net operating revenues - third-parties	2,599,807	875,240	12,312,047	2,323,825	355,845	522,328	-	(355,843)	-	18,633,249
Net operating revenues - between segments	1,431,172	310,975	51,412	96,832	30,789	12,878	-	-	(1,934,058)	-
OPERATING COSTS AND EXPENSES	(2,348,409)	(536,968)	(10,674,981)	(2,262,053)	(363,673)	(452,495)	(107,059)	203,779	1,968,329	(14,573,530)
Energy purchased for resale	(260,650)	-	(5,856,372)	(2,239,388)	-	-	-	-	1,526,880	(6,829,530)
Charges for use of the main transmission grid	(489,921)	-	(1,370,814)	-	-	-	-	-	335,168	(1,525,567)
Personnel and management	(277,905)	(168,828)	(994,037)	(15,007)	(82,817)	(35,998)	(27,303)	-	-	(1,601,895)
Pension and healthcare plans	(38,196)	(23,972)	(146,422)	(1,493)	(11,207)	(4,663)	(2,681)	-	-	(228,634)
Materials and supplies	(9,695)	(3,466)	(58,196)	(28)	(1,364)	(580)	(715)	1,364	-	(72,680)
Raw materials and supplies for generation	(415,405)	-	-	-	-	-	-	-	10,909	(404,496)
Natural gas and supplies for gas business	-	-	-	-	-	(354,701)	-	-	-	(354,701)
Third party services	(118,562)	(24,863)	(405,854)	(1,493)	(66,426)	(11,633)	(32,025)	66,426	36,389	(558,041)
Depreciation and amortization	(583,958)	(11,812)	(374,851)	(75)	(147,190)	(31,452)	(2,345)	107,497	34,273	(1,009,913)
Provision (reversal) for litigations	(53,216)	(24,529)	(55,118)	(62)	336	(85)	(17,259)	(336)	-	(150,269)
Impairment of assets	48,111	-	-	-	54,945	-	-	(54,945)	-	48,111
Other estimated losses, provisions and reversals	(5,872)	(4,149)	(88,159)	(839)	(18,088)	(238)	-	18,088	-	(99,257)
Construction cost	-	(255,578)	(1,154,488)	-	-	(7,438)	-	-	-	(1,417,504)
Other operating costs and expenses, net	(143,140)	(19,771)	(170,670)	(3,668)	(91,862)	(5,707)	(24,731)	65,685	24,710	(369,154)
EQUITY IN EARNINGS OF INVESTEES	9,629	176,848	-	(93)	-	-	7,163	-	-	193,547
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,692,199	826,095	1,688,478	158,511	22,961	82,711	(99,896)	(152,064)	34,271	4,253,266
Financial income	121,129	21,977	1,334,983	11,469	24,968	13,599	340,404	(24,939)	(3,922)	1,839,668
Financial expenses	(408,795)	(97,417)	(291,002)	(96)	(58,317)	(14,363)	(165,647)	58,317	3,923	(973,397)
OPERATING PROFIT (LOSS)	1,404,533	750,655	2,732,459	169,884	(10,388)	81,947	74,861	(118,686)	34,272	5,119,537
Income tax and social contribution	(337,564)	(149,962)	(878,278)	(57,947)	2,357	(22,967)	125,293	43,108	(9,405)	(1,285,365)
NET INCOME (LOSS) - CONTINUING OPERATIONS	1,066,969	600,693	1,854,181	111,937	(8,031)	58,980	200,154	(75,578)	24,867	3,834,172
Result of discontinued operations	-	-	-	-	-	-	-	75,578	-	75,578
NET INCOME (LOSS)	1,066,969	600,693	1,854,181	111,937	(8,031)	58,980	200,154	-	24,867	3,909,750
(a)	TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações (Note 39).

33.5	Additions to noncurrent assets by reportable segment

	Electric Energy			GAS	Holding and Services	Total
12.31.2022	GET	DIS	COM

Contract assets	-	1,848,201	-	13,955	-	1,862,156

Property, plant and equipment	480,852	-	290	-	4,479	485,621

Intangible assets	4,368	-	2,318	-	1,633	8,319
Right-of-use asset	17,020	91,584	227	5,408	2,756	116,995

	Electric Energy			TEL (a)	GAS	Holding and Services	Total
12.31.2021	GET	DIS	COM

Contract assets	-	1,604,400	-	-	14,269	-	1,618,669

Property, plant and equipment	497,773	-	126	59,292	-	2,012	559,203

Intangible assets	5,607	-	2,300	179	-	2,289	10,375
Right-of-use asset	37,987	40,469	1,536	11,406	3,243	3,624	98,265
(a)	TEL segment discontinued in 2021, after the divestment process of Copel Telecomunicações (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.	Financial Instruments
34.1	Categories and determination of fair value of financial instruments

				12.31.2022		12.31.2021
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	2,678,457	2,678,457	3,472,845	3,472,845
Bonds and securities (b)	6	1	-	-	14,571	14,571
Bonds and securities (b)	6	2	431,056	431,056	346,487	346,487
Accounts receivable - distribution concession (c)	9.1 and 9.2	3	1,442,819	1,442,819	1,433,734	1,433,734
Accounts receivable - generation concession (c)	9.4	3	68,642	68,642	102,220	102,220
Derivatives fair value - forward contracts (d)	11	3	-	-	2,907	2,907
Fair value in the purchase and sale of power (d)	11	3	1,081,758	1,081,758	855,775	855,775
Other temporary investments (e)		1	15,372	15,372	14,072	14,072
Other temporary investments (e)		2	10,247	10,247	5,913	5,913
			5,728,351	5,728,351	6,248,524	6,248,524
Amortized cost
Collaterals and escrow accounts (a)			157	157	182	182
Collateral and escrow deposits - STN			-	-	142,764	115,643
Trade accounts receivable (a)	7		3,451,869	3,451,869	4,515,426	4,515,426
Sectorial financial assets (a)	8		381,398	381,398	767,480	767,480
Accounts receivable - concessions - bonus from
the grant (g)	9.3		766,832	866,653	730,851	828,673
			4,600,256	4,700,077	6,156,703	6,227,404
Fair value through other comprehensive income
Certified Emission Reductions - CERs (j)	29.4		10,295	10,295	-	-
			10,295	10,295	-	-
Total financial assets			10,338,902	10,438,723	12,405,227	12,475,928
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (d)	27	3	738,703	738,703	545,468	545,468
			738,703	738,703	545,468	545,468
Amortized cost
Sectorial financial liabilities (a)	8		483,255	483,255	293,179	293,179
ICMS installment payment (f)	12.2.4		48,320	43,419	-	-
Special Tax Regularization Program - Pert (f)	12.2		404,075	340,025	421,694	361,080
PIS and Cofins to be refunded to consumers (a)	12.2.1		1,995,158	1,995,158	3,326,795	3,326,795
Accounts payable to suppliers (a)	19		2,215,470	2,215,470	2,710,984	2,710,984
Loans and financing (f)	20		4,694,957	4,171,789	3,738,269	3,313,645
Debentures (h)	21		7,887,077	7,688,396	8,240,769	8,240,769
Accounts payable related to concession (i)	25		937,542	1,051,710	903,959	1,009,867
			18,665,854	17,989,222	19,635,649	19,256,319
Total financial liabilities			19,404,557	18,727,925	20,181,117	19,801,787
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

Determining fair values

a)	Equivalent to their respective book values due to their nature and terms of realization.
b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government
c)	Financial assets with fair values similar to book values (Note 4.4).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

d)	The fair values of assets and liabilities are equivalent to their book values (Note 4.15).
e)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
f)	The cost of the highest value of the last funding carried out by the Company, CDI + spread of 1.22%, is used as a basic assumption for the discount of the expected payment flows.
g)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).
h)	Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2022, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.
i)	The actual pre-tax discount rate of 8.65% p.a. was used, compatible with the rate estimated by the Company for long-term projects.
j)	Financial assets with fair values similar to book values (Note 4.2).

34.2	Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	12.31.2022	12.31.2021
Cash and cash equivalents (a)	2,678,457	3,472,845
Bonds and securities (a)	431,056	361,058
Pledges and restricted deposits linked (a)	157	142,946
Trade accounts receivable (b)	3,451,869	4,515,426
Sectorial financial assets (c)	381,398	767,480
Accounts receivable - distribution concession (c)	1,442,819	1,433,734
Accounts receivable - concessions - bonus from the grant (d)	766,832	730,851
Accounts receivable - generation concessions (e)	68,642	102,220
Other temporary investments (f)	25,619	19,985
	9,246,849	11,546,545

a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the tariff.
d)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
e)	For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which are awaiting inspection and subsequent validation by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.
f)	Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.

34.2.2	Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2027 on, the 2026 indicators are repeated throughout the forecast period.

		Less than	1 to 3	3 months	1 to 5	Over
	Interest (a)	1 month	months	to 1 year	years	5 years	Total
12.31.2022
Loans and financing	Note 20	39,138	176,621	474,493	3,593,649	2,481,487	6,765,388
Debentures	Note 21	95,407	42,366	1,928,303	6,695,007	2,333,033	11,094,116
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	9,674	19,371	87,865	508,869	2,258,292	2,884,071
Accounts payable to suppliers	-	1,919,501	206,735	23,031	66,203	-	2,215,470
PIS and Cofins to be refunded
to consumers	Note 12.2.1	-	-	387,721	1,365,327	357,912	2,110,960
Special Tax Regularization Program - Pert	Selic	4,776	9,665	45,279	282,820	170,426	512,966
ICMS installment payment	Selic	874	1,767	8,259	46,722	-	57,622
Sectorial financial liabilities	Selic	36,543	74,240	353,022	59,037	-	522,842
Lease liability	Note 26	8,146	15,893	67,566	174,725	364,729	631,059
		2,114,059	546,658	3,375,539	12,792,359	7,965,879	26,794,494
(a)	Effective interest rate - weighted average.

As disclosed in Notes 20.4 and 21.3, the Company has loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

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

The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's next tariff adjustment.

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

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

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

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.25) based on the median market expectation for 2023 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Foreign exchange risk	Risk	12.31.2022	Probable	Scenario 1	Scenario 2
.
Financial liabilities
Suppliers
Itaipu	USD appreciation	(284,930)	(1,764)	(73,437)	(145,111)
Acquisition of gas	USD appreciation	(93,696)	(580)	(24,149)	(47,718)

		(378,626)	(2,344)	(97,586)	(192,829)
b)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market.

The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 12.50%, IPCA - 5.78%, IGP-M - 4.60% and TJLP - 7.05%) estimated as market average projections for 2023 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Interest rate risk and monetary variation	Risk	12.31.2022	Probable	Scenario 1	Scenario 2
.
Financial assets
Bonds and securities	Low CDI/SELIC	431,056	53,883	40,433	26,942
Collaterals and escrow accounts	Low CDI/SELIC	157	19	14	10
Sectorial financial assets	Low Selic	381,398	47,675	35,756	23,837
Accounts receivable - concessions	Low IPCA	2,209,651	127,718	95,788	63,859
Accounts receivable - generation concessions	Undefined (a)	68,642	-	-	-
		3,090,904	229,295	171,991	114,648
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(751,673)	(93,959)	(117,449)	(140,939)
Banco Itaú	High CDI	(1,037,946)	(129,743)	(162,179)	(194,615)
BNDES	High TJLP	(1,712,943)	(120,787)	(150,983)	(181,180)
BNDES	High IPCA	(389,801)	(22,530)	(28,163)	(33,796)
Banco do Nordeste	High IPCA	(718,835)	(41,549)	(51,936)	(62,323)
Banco do Brasil - BNDES Transfer	High TJLP	(60,720)	(4,282)	(5,352)	(6,422)
Other	No risk	(23,039)	-	-	-
Debentures	High CDI/SELIC	(4,953,884)	(619,235)	(774,044)	(928,853)
Debentures	High IPCA	(2,841,725)	(164,252)	(205,315)	(246,378)
Debentures	High TJLP	(91,468)	(6,450)	(8,062)	(9,675)
Sectorial financial liabilities	High Selic	(483,255)	(60,407)	(75,509)	(90,610)
ICMS installment payment	High Selic	(48,320)	(6,040)	(7,550)	(9,060)
Special Tax Regularization Program - Pert	High Selic	(404,075)	(50,509)	(63,137)	(75,764)
Accounts payable related to concession	High IGP-M	(874,187)	(40,213)	(50,266)	(60,319)
Accounts payable related to concession	High IPCA	(63,355)	(3,662)	(4,577)	(5,493)
.		(14,455,226)	(1,363,618)	(1,704,522)	(2,045,427)
(a)	Risk assessment still requires ruling by the Concession grantor.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.2.4	Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Between September 2020 and August 2021, the National Interconnected System - SIN presented the worst record of Affluent Natural Energies in the aggregate of its uses. The Brazilian Ministry of Mines and Energy and other sector bodies worked to maximize the thermoelectric dispatch out of the cost merit order, as well as the easing of restrictions on the system's hydroelectric operation. Additionally, considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortages in 2023 and 2024 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council - CNPE through Resolution 29/2019. With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

34.2.5	Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism - MRE is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy (GF) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding hydroelectric projects participating in the MRE.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment - ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

It should be noted that, at least conjuncturally, the GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 concomitant with the low load growth.

34.2.6	Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, with regard to the deadline for requesting the extension of concessions.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

For HPP Governador Bento Munhoz da Rocha Netto - GBM (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to the subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years, as provided for in Decree No. 9.271/2018. The process of transforming Copel into a “Corporation” is underway, as described in Note 1, which will allow the Company to maintain 100% interest in the plant.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding TPP Figueira concession, which expired in March 2019, the Company awaits the conclusion of the process, which is in progress at Aneel and MME. The plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022.

According to the Law No. 14,052/2020, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Regarding the transmission segment, the only Copel GeT concession to expire in the next ten years is the Concession Contract No. 75/2001, referring to Transmission Line Bateias-Jaguariaíva 230 kV, which will expire on August 17, 2031.

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

34.2.7	Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution No. 896, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

According to Aneel Technical Note No. 068/2021 and Authorizing Resolution No. 10,231/2021, as of 2022 the quality targets will become the indicators DEC (System Average Interruption Duration Index) and FEC (Customer Average Interruption Duration Index).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a)
Limitation on distribution of dividends and interest on capital
Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination
(a)	Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição as of 2021

			Quality - limits		Quality - performed
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.29	6.84	7.20	4.76
Year	Economic and Financial Management	Realized	DEC	FEC	DEC	FEC
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	9.19	6.80	7.98	5.29
Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment VIII to Aneel Resolution No 948/2021.
QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

The Company monitors concession indicators in order to anticipate actions that ensure efficiency gains and compliance with regulatory requirements and the result is disclosed in the Regulatory Financial Statements.

34.2.8	Risk of non-extension of the gas distribution concession

Upon termination of the concession by the end of the contractual term, the assets linked to the gas distribution services will revert to the Granting Authority, the State of Paraná, and the Company will be compensated for the assets related to the concession that have not yet been amortized, evaluated at their book value monetarily restated up to that date.

34.2.9	Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. plus the amounts of involuntary overcontracting recognized by the regulator.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel DIS estimates that it will end the year with a contracting level of 111.4%, however, it considers that it has sufficient amounts of "involuntary over-contracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for over-contracting.

34.2.10	Gas shortage risk

The natural gas market in Paraná, made up of Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Power Plant (UEG Araucária), is supplied by contracts with Petrobras that use the transport infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagas signed a contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was not contracted for 2022, as well as part of the estimated demand between 2023 and 2025. UEG Araucária, meanwhile, negotiates and signs short-term natural gas contracts as a result of its merchant operation regime.

In the current situation of the natural gas sector in Brazil, the Novo Mercado de Gás program, coordinated by the Ministry of Mines and Energy, aims to open the natural gas market to make it dynamic, competitive, integrated with the electrical and industrial sectors. The supply of natural gas is growing and coming from diverse sources, and the great challenge for the sector still focuses on enabling new producers and traders to access infrastructure and the consumer market, currently served mostly by Petrobras. Finally, the new gas law, Law No. 14.134/2021, represents another important step in opening up the Brazilian gas market, in order to make it more competitive and with greater potential for expansion.

A possible shortage in the supply of gas could result in losses for Copel due to a reduction in revenue from the natural gas distribution service by Compagas or penalties for non-compliance with the obligations contained in the concession contract. Furthermore, in this scenario, UEG Araucária would probably be kept out of operation. However, the Company considers this risk to be low in view of the situation of the Novo Mercado de Gás and the enactment of Law No. 14,134/2021.

34.2.11	Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the assured energy committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The balance recorded in liabilities referring to the non-performance is demonstrated in note 27.

34.2.12	Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk by the volatility of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, according to Note 4.15.1, based on the difference between the contracted price and the market price of operations on the balance sheet date.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements, which have an average maturity of 139 months for purchase contracts and 25 months for sales contracts:

.	Purchase	Sale
2023	606,571	645,966
2024	752,615	810,145
2025	742,114	794,957
2026	738,024	734,063
2027	673,274	620,858
2028 to 2040	4,130,827	4,577,941
	7,643,425	8,183,930

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2022, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

	Assets	Liabilities	Net
Current	288,419	(244,064)	44,355
Noncurrent	793,339	(494,639)	298,700
	1,081,758	(738,703)	343,055

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the market price curve and NTN-B rate on December 31, 2022. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

	Price	Baseline	Projected scenarios
	variation	12.31.2022	Probable	Scenario 1	Scenario 2

Unrealized gains (losses) on energy purchase and sale operations	Increase	343,055	343,055	369,579	396,104

	Decrease	343,055	343,055	316,528	290,003
34.2.13	Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the buyer/seller. In the event of such failure, the Company is obliged to sell/acquire energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

34.3	Capital management

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

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year.

As of December 31, 2022 and 2021, the ratio attained is shown below:

	12.31.2022	12.31.2021
Loans and financing	4,650,363	3,678,444
Debentures	7,803,855	8,147,617
(-) Cash and cash equivalents	(2,678,457)	(3,472,845)
(-) Bonds and securities (current)	(93)	(16,121)
(-) Bonds and securities (noncurrent) - debt contract guarantees	(290,602)	(237,183)
(-) Collaterals and escrow accounts STN	-	(142,764)
Adjusted net debt	9,485,066	7,957,148
Net income from continuing operations	1,149,321	3,859,045
Equity in earnings of investees	(478,577)	(366,314)
Deferred IRPJ and CSLL	(628,389)	790,406
Provision for IRPJ and CSLL	429,267	469,226
Financial expenses (income), net	1,966,037	327,361
Depreciation and amortization	1,300,982	1,082,539
Hydrological Risk Renegotiation - GSF	-	(1,570,543)
Provision for allocation of PIS and Cofins credits	810,563	-
(-/+) Impairment	84,387	(134,854)
Ebitda from discontinued operations	-	1,872,381
Adjusted ebitda	4,633,591	6,329,247
Adjusted net debt/Adjusted ebitda	2.05	1.26

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.3.1	Debt to equity ratio:

Indebtedness	12.31.2022	12.31.2021
Loans and financing	4,694,957	3,738,269
Debentures	7,887,077	8,240,769
(-) Cash and cash equivalents	(2,678,457)	(3,472,845)
(-) Bonds and securities	(431,056)	(361,058)
Net debt	9,472,521	8,145,135
Equity	21,131,225	22,175,235
Debt to equity ratio	0.45	0.37

35.	Related Party Transactions

		Assets		Liabilities	Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2022	12.31.2021	12.31.2020	12.31.2022	12.31.2021	12.31.2020
Controlling shareholder
State of Paraná - dividends payable	-	-	109,777	916,379	-	-	-	-	-	-
CRC Transfer (Note 32 - a)	-	-	-	-	-	253,990	341,964	-	-	-
Energia Solidária Program (a)	9,735	5,590	-	-	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	8,353	10,378	-	-	-	-	-	-	-	-
Employees transferred (b)	305	19	-	-	-	-	-	-	-	-
Meteorological System of Paraná- Simepar (c)	-	-	298	938	-	-	-	(7,422)	(10,759)	(8,573)

Entities with significant influence (d)
BNDES and BNDESPAR - dividends payable	-	-	76,684	733,939	-	-	-	-	-	-
Financing (Note 20)	-	-	2,097,606	2,216,516	-	-	-	(190,881)	(174,210)	(151,850)
Debentures - Compagás	-	-	-	-	-	-	-	-	(312)	(1,681)
Debentures - wind farms (Note 21)	-	-	216,811	231,071	-	-	-	(28,085)	(32,249)	(25,891)

State of Paraná investee
Sanepar (e)	-	-	448	436	-	-	-	(7,599)	(8,252)	(6,589)
Use of water taken from plants’ reservoirs	-	-	-	-	485	477	620	-	-	-
	-	-	-	-	-	-	-	-	-	-
Joint ventures
Voltalia São Miguel do Gostoso(f)	-	-	-	-	112	102	-	-	-	-
Dividends	1,032	1,032	-	-	-	-	-	-	-	-

Caiuá Transmissora de Energia(g) (h) (i)	313	279	1,400	1,144	3,619	3,275	3,100	(19,760)	(17,439)	(16,267)
Dividends	5,486	2,150	-	-	-	-	-	-	-	-

Integração Maranhense Transmissora (h) (i)	-	-	120	183	-	-	-	(2,671)	(2,294)	(2,029)
Dividends	6,885	2,274	-	-	-	-	-	-	-	-

Matrinchã Transmissora de Energia (h) (i)	-	-	1,355	1,065	-	-	-	(16,038)	(13,442)	(11,259)
Dividends	41,577	10,091	-	-	-	-	-	-	-	-

Guaraciaba Transmissora de Energia (h) (i)	-	-	671	489	-	-	-	(7,331)	(6,185)	(5,348)
Dividends	50,137	27,198	-	-	-	-	-	-	-	-

Paranaíba Transmissora de Energia (h) (i)	-	-	869	726	-	-	-	(10,502)	(9,170)	(8,141)
Dividends	5,400	4,973	-	-	-	-	-	-	-	-

Cantareira Transmissora de Energia (h) (i)	-	-	660	596	-	-	-	(8,184)	(6,569)	(5,912)
Dividends	9,254	6,718	-	-	-	-	-	-	-	-

Mata de Santa Genebra Transmissão (h) (i) (j)	3,236	1,473	1,401	1,245	19,318	18,795	17,636	(17,427)	(12,390)	(7,636)
Dividends	13,333	13,614	-	-	-	-	-	-	-	-

Associates
Dona Francisca Energética S.A. (k)	15	15	1,356	2,745	174	164	162	(16,089)	(16,239)	(17,078)
Dividends	852	86	-	-	-	-	-	-	-	-

Foz do Chopim Energética Ltda. (l)	302	518	-	-	3,493	3,010	2,537	-	-	-

Key management staff
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	-	(22,845)	(22,204)	(21,935)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	-	(1,384)	(1,422)	(1,116)

Other related parties
Fundação Copel
Administrative property rental	-	-	102,410	84,367	-	-	-	(10,713)	(6,827)	(1,159)
Pension and healthcare plans (Note 22.3)	-	-	1,070,037	1,295,174	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Lactec (m)	3	5	1,131	2,385	645	594	719	(5,050)	(4,002)	(2,702)

Tecpar (n)	-	-	-	-	2,021	2,014	777	-	-	-

Celepar (o)	-	-	-	-	719	-	-	(11)	(8)	(40)
a)	Energia Solidária Program, created by state law No. 20.943/2021, replacing the Luz Fraterna Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices under the State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. Copel and the State of Paraná appealed the decision. The case is expected to be processed and sent to the Court of Justice of Paraná, for judgment at the appeal level. Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
d)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
e)	Basic sanitation provided by Sanepar.
f)	Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.
g)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
h)	Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
j)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2028, and facility sharing, maturing on January 1, 2043.
k)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
l)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.
m)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA. UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.
n)	Energy sale agreement signed between Copel COM and the Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazi)l.
o)	Energy sales and service agreements contracts entered with the Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.

In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$47,935 (R$63,899 on December 31, 2021), and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$25,050 (R$31,309 on December 31, 2021).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.1	Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,449 (R$4,339 on December 31, 2021) and made by Copel COM (Copel Mercado Livre), in the amount of R$329,725 (R$192,707 on December 31, 2021).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

			Final	Amount	Balance (a)	Interest	Amount
Company		Operation	maturity	approved		%	guarantees
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	27,025	49.0	(b)
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	90,896	49.0	(b)
(3)		Financing	09.15.2032	426,834	369,048		(b)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	291,436	49.0	(b)
(5)		Debentures	12.15.2030	118,000	127,116		(b)
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	314,749	49.0	(b)
(7)		Debentures (2nd)	06.15.2029	180,000	205,146		(b)
(8)		Debentures (3rd)	12.15.2038	135,000	150,774		(c)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	48,562	49.0	(b)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,651,487	50.1	827,395
(11)		Debentures (3rd)	11.15.2041	1,500,000
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	410,534	24.5	(b)
(13)		Debentures	03.15.2028	120,000	91,172		(b)
							827,395
(a)	Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b)	For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.
(c)	The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Corporate guarantee provided by Copel: (10) (11)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

36.	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

	12.31.2022	12.31.2021
Energy purchase and transportation contracts	108,768,267	132,307,398
Additions to property, plant and equipment
Construction of Jandaíra wind farm complex	-	147,682
Acquisition of assets for electricity distribution	1,187,336	1,374,177
Gas purchase contracts	3,875,135	1,841,767

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.	Insurance.......

The specification by risk modality and effective date of the main insurance policies can be seen below:

	End	Insured
Policy	of term	amount
Operational risks - Cutia and Bento Miguel	03.29.2024	2,209,803
Named perils	08.24.2023	2,130,270
Operational risks - HPP Baixo Iguaçu	05.31.2023	2,042,375
Operational risks - HPP Colíder	12.01.2023	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.21.2024	1,594,472
Operational risks - Ventos de Serra do Mel II e IV	11.28.2023	1,075,284
Fire - owned and rented facilities	08.24.2023	854,464
Operational risks - Brisa Potiguar	06.27.2023	766,454
Operational risks - UEG Araucária (a)	05.31.2024	764,335
Operational risks - Elejor	09.07.2023	728,426
(a)	The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5.2177 as of December 31, 2022.

In addition to the insurance policies listed above, the Company takes out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38.	Additional information to the Statement of Cash Flows
38.1	Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 16.2), R$175,783 (R$240,718 on December 31, 2021, and R$104,834 on December 31, 2020) and R$8,055 (R$19,855 on December 31, 2021, and R$21,773 on December 31, 2020), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting exercise.

According to Note 26, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$123,691 (R$111,880 on December 31, 2021, and R$104,977 on December 31, 2020), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39.	Discontinued operations

On August 3, 2021, the Company concluded the sale of 100% of the interest in Copel Telecomunicações S.A., with the receipt of the updated amount of R$2,506,837 and the transfer of assets and liabilities and the direction of the business to the buyer, Bordeaux Fundo de Investimento em Participações Multistrategy.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2021, the income, costs and expenses, as well as the movement in cash flow resulting from these assets and liabilities, were presented in separate lines, as a discontinued operation, both in the Statement of Income and in the Statement of Cash Flows, in compliance with the requirements of IFRS 5.

The details of these values, as well as the profit resulting from this operation, are presented in the tables below:

Statements of income from discontinued operations	12.31.2021	12.31.2020

Net operating revenue	228,379	355,843
Operating costs	(19,266)	(100,684)
GROSS OPERATING PROFIT	209,113	255,159
Other operational expenses / income	(62,539)	(103,095)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	146,574	152,064
Financial results	(25,748)	(33,378)
OPERATING PROFIT	120,826	118,686
Income tax and social contribution	(47,648)	(43,108)
NET INCOME	73,178	75,578
Gain on the share sales operation	1,723,913	-
Income tax on sales gains	(446,716)	-
Deferred income tax on sales gains	(160,818)	-
NET INCOME FROM DISCONTINUED OPERATIONS	1,189,557	75,578

Statements of cash flows from discontinued operations	12.31.2021	12.31.2020

Net income	1,189,557	75,578
Adjustments to reconcile net income	(803,687)	282,914
Changes in assets and liabilities	(19,255)	(16,958)
Taxes and charges paid	(18,044)	(73,050)
Cash flows from operational activities	348,571	268,484
Additions to property, plant and equipment and intangible assets	(62,485)	(73,573)
Disposal Copel Telecom receipt	2,506,837	-
Cash flows from investment activities	2,444,352	(73,573)
Payment of loans and financing and lease	(1,850)	(20,038)
Cash flows from financing activities	(1,850)	(20,038)
Changes in cash and cash equivalents	2,791,073	174,873

40.	Subsequent events
40.1	Acquisition of Aventura and Santa Rosa & Mundo Novo Wind Complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,005,173 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture new managers of the Companies were approved.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Santa Rosa & Mundo Novo Wind Complex	Aventura Wind Complex
SRMN Holding S.A.	Aventura Holding S.A.
Central Eólica SRMN I S.A.	Central Eólica Aventura II S.A.
Central Eólica SRMN II S.A.	Central Eólica Aventura III S.A.
Central Eólica SRMN III S.A.	Central Eólica Aventura IV S.A.
Central Eólica SRMN IV S.A.	Central Eólica Aventura V S.A.
Central Eólica SRMN V S.A.

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company’s Strategic Planning and Investment Policy. The transaction includes the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date will remain in the cash of the acquired Companies.

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Brazilian Antitrust Enforcement Agency (CADE), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

It is also important to highlight the need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long-term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is limited to R$4,167 for both situations, monetarily restated.

The tables below show the book value and fair value of the net assets acquired, including the effect of deferred taxes (technical goodwill). The fair value was determined based on a preliminary purchase price allocation (PPA) report. Therefore, information is under review and may change. However, no significant changes are expected.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Aventura Wind Complex		Fair value	Fair value at the
	Book value	adjustment	acquisition date
Assets identified	518,158	255,675	773,833
Cash and cash equivalents	51,789	-	51,789
Trade accounts receivable	7,150	-	7,150
Recoverable taxes	3,823	-	3,823
Other receivables	2,917	-	2,917
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	255,675	255,679
Liabilities assumed	330,102	93,002	423,104
Suppliers	6,950	-	6,950
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,345	-	2,345
Contingent Liabilities	-	9,891	9,891
Deferred income tax and social contribution	-	83,111	83,111
Net assets acquired	188,056	162,673	350,729

Santa Rosa & Mundo Novo Wind Complex		Fair value	Fair value at the
	Book value	adjustment	acquisition date
Assets identified	840,938	366,360	1,207,298
Cash and cash equivalents	67,440	-	67,440
Trade accounts receivable	23,961	-	23,961
Recoverable taxes	5,747	-	5,747
Other receivables	9,157	-	9,157
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	366,360	366,360
Liabilities assumed	625,811	131,100	756,911
Suppliers	56,611	-	56,611
Loans and financing	557,810	-	557,810
Tax obligations	7,579	-	7,579
Other accounts payable	3,811	-	3,811
Contingent Liabilities	-	10,155	10,155
Deferred income tax and social contribution	-	120,945	120,945
Net assets acquired	215,127	235,260	450,387

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. A final outcome depends on the conclusions of legal proceedings.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

Total of net assets acquired	403,183	397,933	801,116
Goodwill			204,057
Consideration amount			1,005,173

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

40.2	Technical Inspection at HPP GBM

On March 25, 2023, the scheduled stoppage for inspection of the generating unit 3 of HPP GBM, a plant belonging to FDA, subsidiary of Copel GET, was concluded. An isolated fault was identified in the upper wear ring of the turbine rotor, so that this generating unit will remain unavailable to carryng out a diagnosis on the cause of the incident and the respective actions for its repair, when the return forecast for this generating unit will be updated. Eventual financial impacts related to non-generation or any reduction in the plant's assured energy can only be estimated after the completion of this work.

41.	Condensed individual financial information of Companhia Paranaense de Energia - Copel

In order to attend Rule 12-04 of Regulation S-X of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed individual financial information of Companhia Paranaense de Energia - Copel in these financial statements, as part of the Form 20-F.

These information were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements. Investments in subsidiaries are recognized in the individual financial statements based on the equity method. Initially recorded at cost, their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by subsidiaries after acquisition. When required, for the calculation of equity in earnings of investees, the subsidiaries financial statements are adjusted to align their policies with the Parent Company's accounting policies.

41.1	Condensed statements of financial position

ASSETS	12.31.2022	12.31.2021
Current assets
Cash and cash equivalents	199,877	626,052
Bonds and securities	93	91
Dividends receivables (41.5.3)	824,143	1,558,212
Other current receivables	977	1,150
Income tax and social contribution	107,523	3,991
Prepaid expenses	855	528
Receivable from related parties (41.5.1)	47,404	5,374
Total current assets	1,180,872	2,195,398

Noncurrent assets
Other temporary investments	25,619	19,985
Judicial deposits	138,747	131,519
Other current receivables	18	7,658
Income Tax and Social Contribution	-	30,000
Deferred tax assets	333,877	165,484
Other noncurrent recoverable taxes	39,810	38,659
Receivables from related parties (41.5.1)	-	150,572
Other non current assets	538,071	543,877

Investments (41.5.2)	20,339,344	21,144,478
Property, Plant and Equipment, net	7,948	4,112
Intangible Assets	4,724	3,473
Right-of-use asset	4,586	3,165

Total non current assets	20,894,673	21,699,105

Total assets	22,075,545	23,894,503

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2022	12.31.2021
Current liabilities
Payroll, social charges and accruals	6,605	36,454
Related parties (41.5.1)	1,838	2,292
Suppliers (41.5.6)	5,373	3,353
Income tax and social contribution	-	1,813
Other taxes payable	28,690	34,956
Loans and financing	-	321,157
Debentures	-	501,716
Dividends payable	344,251	260,995
Post employment benefits	2,957	229
Lease liability	436	301
Other accounts payable	558	548
Total current liabilities	390,708	1,163,814

Noncurrent liabilities
Related parties (41.5.1)	5,851	5,851
Other taxes due	3,676	3,260
Loans and financing	-	468,970
Post employment benefits	23,890	13,922
Lease liability	4,373	2,957
Other accounts payable	25,241	50,943
Provisions for legal claims (41.5.4)	804,442	347,762
Noncurrent liabilities	867,473	893,665

Equity
Share capital	10,800,000	10,800,000
Equity valuation adjustments	593,382	426,170
Legal reserves	1,512,687	1,457,087
Retained earnings	7,911,295	7,785,092
Additional dividends proposed	-	1,368,675
TOTAL EQUITY	20,817,364	21,837,024

Total liabilities and equity	22,075,545	23,894,503

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.2	Condensed statements of income

	12.31.2022	12.31.2021	12.31.2020
Operating revenues (expenses)
General and administrative expenses	(111,665)	(126,172)	(79,762)
Other revenues (expenses), net	(441,601)	(86,344)	(24,423)
Result of equity in investees	1,620,451	3,689,345	3,551,254
Total Operating revenues (expenses)	1,067,185	3,476,829	3,447,069

Operating income before financial results	1,067,185	3,476,829	3,447,069

Financial income (expenses)
Financial revenues	57,658	304,809	335,485
Financial expenses	(177,375)	(112,332)	(86,076)
Total Financial income (expenses)	(119,717)	192,477	249,409

Operating income	947,468	3,669,306	3,696,478

Income tax and social contribution
Income tax and social contribution	-	67,641	-
Deferred income tax and social contribution	164,539	30,250	127,503
Total Income tax and social contribution	164,539	97,891	127,503

Net income from continuing operations	1,112,007	3,767,197	3,823,981

Discontinued operations
Net income (loss) from discontinued operations	-	1,185,376	80,221

Net income	1,112,007	4,952,573	3,904,202

Basic and diluted net earning per share attributed to controlling shareholders - continuing operations - expressed in Brazilian Reais
Common shares	0.38839	1.20448	0.72523
Class A preferred shares	0.50343	1.41173	0.89086
Class B preferred shares	0.41745	1.50668	0.79778

Basic and diluted net earning per share attributed to controlling shareholders - expressed in Brazilian Reais
Common shares	0.38839	1.61429	0.69440
Class A preferred shares	0.50343	1.86252	0.85790
Class B preferred shares	0.41745	1.95747	0.76388

41.3	Condensed statement of comprehensive income

	12.31.2022	12.31.2021	12.31.2020
NET INCOME	1,112,007	4,952,573	3,904,202
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(11,336)	(3,257)	(779)
Post employment benefits - equity	209,991	154,751	(178,434)
Taxes on other comprehensive income	3,854	1,107	265
Items that may be reclassified to profit or loss
Adjustments related to financial assets - equity	4,757	-	-
Total comprehensive income, net of taxes	207,266	152,601	(178,948)
TOTAL COMPREHENSIVE INCOME	1,319,273	5,105,174	3,725,254

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.4	Condensed statements of cash flows for the years ended December 31, 2021, 2020 and 2019

	12.31.2022	12.31.2021	12.31.2020
Net cash generated from operating activities	3,079,427	2,892,312	761,050

Cash flow from investing activities
Financial investments	(5,636)	2,399	5,349
Loans and financing granted to related parties	(146,063)	-	(40,000)
Receipt of loans and financing granted to related parties	100,000	33,899	7,015
Additions in investments	(4,829)	(503,202)	(68,127)
Capital reduction of investees.	-	82,330	228
Additions to property, plant and equipment	(4,436)	(1,847)	(1,800)
Additions to intangible	(1,592)	(1,771)	(1,045)

Net cash used in investing activities from continuing operations	(62,556)	(388,192)	(98,380)

Net cash generated by investment activities from discontinued operations	-	2,506,837	-

Net cash generated (used) from investing activities	(62,556)	2,118,645	(98,380)

Cash flow from financing activities
Issue of loans with related parties	-	-	280,000
Amortization of principal - loans and financing	(774,899)	-	(38,500)
Amortization of principal - debentures	(500,000)	(300,000)	(300,000)
Amortization of principal - Lease liabilities	(378)	(317)	(329)
Amortization of principal of related parties liabilities	-	(280,000)	-
Dividends and interest on capital paid	(2,167,769)	(3,847,288)	(586,445)

Net cash used in financing activities	(3,443,046)	(4,427,605)	(645,274)

Total effects on cash and cash equivalents	(426,175)	583,352	17,396

Cash and cash equivalents at the beginning of the period	626,052	42,700	25,304
Cash and cash equivalents at the end of the period	199,877	626,052	42,700

Change in cash and cash equivalents	(426,175)	583,352	17,396

41.5	Additional individual information related to Companhia Paranaense de Energia - Copel
41.5.1	Related Parties

	12.31.2022	12.31.2021
Assets
Jandaíra wind complex - loan agreement (a)	47,404	-
Structure sharing (b)	-	5,374
Copel Distribuição (c)	-	150,572
	47,404	155,946
Liabilities
Structure sharing (b)	1,838	2,292
Elejor advance	5,851	5,851
	7,689	8,143

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

a)	Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% per year, to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$46,063 was transferred, and the financial income for the year ended December 31, 2022 is R$1,313.

b)	Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

c)	Copel DIS - Financing transferred - STN

Refers to the National Treasury Department - STN financing, signed by Copel and transferred to Copel DIS, settled on March 10, 2022.

41.5.2	Investments

	12.31.2022	12.31.2021
Copel Geração e Transmissão	12,790,070	12,662,224
Copel Distribuição	6,610,274	7,558,556
Copel Comercialização	418,780	389,863
Compagas	284,135	259,031
UEG Araucária	55,414	109,737
Elejor	9,990	10,744
Copel Serviços	8,635	-
Other investments (a)	162,046	154,323
	20,339,344	21,144,478
(a)	The information regarding joint ventures, associates and other investments are presented in Note 15.

41.5.3	Dividends receivable

	12.31.2022	12.31.2021
Subsidiaries
Copel Geração e Transmissão	372,899	638,378
Copel Distribuição	265,574	824,833
Copel Comercialização	39,626	20,785
Compagas	136,246	65,821
UEG Araucária	7,746	7,251

Joint Ventures and Associates
Voltália	1,032	1,032
Dona Francisca	831	86
Solar Paraná	48	-

Other investments	141	26
	824,143	1,558,212

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.5.4	Provisions for legal claims

	12.31.2022	12.31.2021
Tax Claim	159,235	144,208
Labor	3,514	2,437
Employee benefits	745	587
Civil	640,948	175,356
Regulatory	-	25,174
	804,442	347,762

41.5.5	Restriction of transfer of funds from subsidiaries

The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective Parent Company, in the form of loans or advances, requires approval by the regulator. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law. Total restricted subsidiaries net assets are composed as follows:

	12.31.2022	12.31.2021
Copel Geração e Transmissão	12,790,070	12,662,224
Copel Distribuição	6,610,274	7,558,556
Compagas	557,130	507,901
UEG Araucária	272,981	540,577
	20,230,455	21,269,258

41.5.6	Liquidity

The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2022
Suppliers	5,351	22	-	-	-	5,373
	5,351	22	-	-	-	5,373

