Form 20-F/A
period 2022-12-31
ENERGY CO OF PARANA
filed 2023-07-13
CIK 1041792

As filed with the Securities and Exchange Commission on July 13, 2023

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2022 (“2022 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on April 27, 2023, solely to amend “Item 19: Exhibits” by replacing Exhibit 13.2 (which is the certification of our Chief Financial Officer). Due to an inadvertent mechanical error, the conformed copy of this exhibit included in the original filing of our 2022 Annual Report on Form 20-F, which was executed on April 26, 2023, references our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, rather than our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Accordingly, in connection with this filing, we are including updated certifications and signature pages.

Other than as set forth above, this Amendment No. 1 does not amend, update or restate any other information or disclosure that was originally included in our 2022 Annual Report on Form 20-F or reflect any events that occurred after the April 27, 2023 filing date of our 2022 Annual Report on Form 20-F in any way.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits.

1.1	Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018, and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019, and by the 201th Extraordinary Shareholders meeting of March 11, 2021 (incorporated by reference to Exhibit 1.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2022).
2.1	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of April 27, 2021 in the form of Exhibit 2.1 hereto (incorporated by reference to Exhibit 2.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2022).
2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of Copel’s annual report on Form 20-F for the year ended December 31, 2022).
8.1	List of subsidiaries controlled by us (incorporated by reference to Exhibit 8.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2022).
12.1*	Certification of our Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2*	Certification of our Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1*	Certification of our Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

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

Date: July 13, 2023

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

