Form 20-F
period 2023-12-31
ENERGY CO OF PARANA
filed 2024-04-11
CIK 1041792

As filed with the Securities and Exchange Commission on April 10, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Daniel Pimentel Slaviero

+55 41 3331 4011 – ri@copel.com

Rua José Izidoro Biazetto, 158 – bloco A – CEP 81200-240, Curitiba, Paraná, Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, without par value	N/A	New York Stock Exchange*
Preferred Class B Shares, without par value	N/A	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four Common Shares of COPEL	ELPC	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four Preferred Class B Shares of COPEL	ELP	New York Stock Exchange

* Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2023:F1

1,300,347,300 Common Shares, without par value

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS - International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 are included in this annual report. Due to the presentation of the discontinued operation balances resulting from the divestment process of the subsidiaries Compagas and UEGA, and the sale of Copel Telecomunicações S.A. in August 2021, described in Note 39 of our Financial Statements, the balances of our Statements of Income and Cash Flows are being restated for comparability purposes.We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

References in this annual report to the “Common Shares,” “Class A Shares” and “Class B Shares” are to our common shares, class A preferred shares, and class B preferred shares, respectively. References to “American Depositary Shares” or “ADSs” are to our American Depositary Shares, which comprise our ADSs representing four Common Shares each (“Common Share ADSs”) and our ADSs representing four Class B Shares each (“Preferred Share ADSs”). ADSs are listed on “NYSE” (the New York Stock Exchange).

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

Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Brazilian political and economic conditions;
•	economic conditions in the State of Paraná;
•	technical, operational, legal and regulatory conditions related to the provision of electricity services;
•	the outcome of lawsuits against us;
•	our ability to obtain financing;
•	developments in other emerging market countries;
•	changes in, or failure to comply with, governmental regulations;
•	competition;
•	electricity shortages;
•	unfavorable hydrological conditions;
•	climate-related developments;
•	international economic and political developments;
•	the impact of the ongoing conflicts in Ukraine and in the Middle East, the economic sanctions imposed on Russia, and their impact on the global economy, which are highly uncertain and difficult to predict; and
•	other factors discussed below under “Item 3. Key Information―Risk Factors.”

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

RISK FACTORS

The following is a summary of the material risks we face:

•	Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition, reputation and results of operations.
•	Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.
•	Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation, including the risk of interruption in energy supply and suspension of operations.
•	Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.
•	The rules for electricity trading and market conditions may affect the sale prices of electricity.
•	Our business is subject to risks related to our supply chain which may be substantially and adversely affected by internal or external economic, political, social and natural events, such as pandemics, terrorism acts, border disputes and armed conflicts, among others.
•	Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.
•	ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.
•	We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.
•	The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions – and investor perception of those conditions – have a direct impact on our operations.
•	After our transformation into a corporation with dispersed capital, we no longer have a controlling shareholder.

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

An increase in electricity prices, combined with poor economic performance in the State of Paraná, could affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2023, our overdue receivables in our distribution concession area with final customers were R$655.6 million in the aggregate and our allowance for doubtful accounts related to these receivables was R$116.8 million.

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

Legislative proposals currently under discussion in Congress such as Bill 5325/2019 may change the penalties applicable to concessionaires and limit the inclusion and collection of non-technical losses in the electricity bill to final customers to a certain quota. In that scenario, concessionaires will no longer be able to charge final customers for part of the losses that are considered non-technical (such as illegal connections, measurement errors, among others). The passing of the referred bills could adversely affect our financial results.

There is no guarantee that we will be able to maintain or renew all licenses, permits, concessions, registrations, authorizations, including environmental licenses, required for our current operations, or obtain the necessary licenses to develop and operate new projects.

Our business relies on maintaining, renewing, and obtaining necessary licenses, permits, concessions, registrations, and authorizations, including environmental licenses, for our operations and new projects, including from the National Electric Energy Agency (“ANEEL”) and the Ministry of Mines and Energy (“MME”), as well as compliance with regulations governing our facilities and activities. The lack of any necessary licenses or permits, challenges to them, or expiration without renewal could materially and adversely affect our business, financial condition, results of operations, and reputation, and expose us to penalties under applicable regulations.

Delays in the issuance of licenses, permits, and concessions by governmental agencies or other authorities may also result in delays in project implementation schedules and increase operating and project costs, which could adversely affect our operating and financial results. If we are unable to complete a project or if a project is delayed, our expected financial return from the project may be reduced, leading to potential losses. Additionally, decisions made by governmental authorities regarding the electric grid, environmental regulations, and other aspects of electricity generation may negatively impact the operation and profitability of our generation systems. If any of these factors occur, we may suffer material adverse effects on our financial condition, results of operations, and reputation.

In 2024, we plan to pay the grant bonus and sign new concession agreements for three of our major hydroelectric plants, HPP Foz do Areia, HPP Segredo and HPP Salto Caxias hydroelectric plants. Failure to renew the agreements for any reason could have a material and adverse impact on our business.

Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition, reputation and results of operations.

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

The revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under our concession agreements, we and our subsidiaries are subject to: (i) a reduction of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Permitted Annual Revenue - APR (Receita Anual Permitida, or “RAP”), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or “FID”) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or grids, may cause a material adverse effect on our business, financial situation, reputation and results of operations.

Our financial and operational performance may be negatively affected by epidemics, natural disasters, and other catastrophes that affect biodiversity, society, and the Brazilian economy.

Since the outbreak of COVID-19, we have implemented measures and health and safety protocols to mitigate the impact and protect our employees, business operations, and surrounding communities from the pandemic’s threats. The emergence of new epidemics, natural disasters, or other global or regional catastrophes could lead to reduced consumption in commercial and industrial segments, intermittent volatility in international and Brazilian markets, governmental and private actions including restrictions on the movement and transportation of people, goods, and services, and potentially result in the partial or complete shutdown of private establishments and public offices, disruptions in the supply chain, and increased government intervention in economies. These events may have a significant negative effect on both the global and Brazilian economies, potentially leading to a decrease in economic activity, currency devaluation and volatility, increased fiscal deficits and constraints on public investment, delays in judicial, arbitration, and administrative processes, temporary imposition of more burdensome taxation on our business activities, reduced liquidity in international and Brazilian markets; and volatility in the prices of raw materials and other inputs, among other effects. The occurrence and duration of any of these events could impact the liquidity and market value of our shares and have negative effects on our business operations. We cannot guarantee that there will be no regional and global outbreaks of communicable diseases, and if they occur, we cannot guarantee that we will be able to avoid adverse impacts on our businesses, operations, and financial results.

We are subject to risks related to social and environmental impacts of our projects.

The construction and operation of our assets may modify the ecosystem, particularly the natural state of the water resources and of the vegetation of the flooded river basin in the case of Hydroelectric Power Plants. Our projects may cause direct and indirect impacts in the local communities, such as housing displacement. They may affect the economic outputs of the local communities, lead to the loss of cultural identity or increase the demand for government services. In these cases, we may be required to implement specific plans to minimize and mitigate those impacts, which may result in reputational damage and financial losses for our business.

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

We are involved in several lawsuits that could have a material adverse effect on our business, operational results, financial position, and reputation if their outcome is unfavorable to us.

We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor, environmental and tax claims. The outcome of these proceedings is uncertain and, if determined against us, may result in obligations that could materially affect our results of operations. As of December 31, 2023, our provisions for probable (more likely than not) and reasonably estimated losses were R$1,828.9 million. For more information, see “Item 8. Financial Information—Consolidated Financial Information—Legal Proceedings.”

Unfavorable decisions against us, particularly in cases involving large amounts or that affect our ability to conduct business as planned, may cause an adverse effect on our results, as well as on our business, reputation, financial position, and the market value of our shares. For more information, see “Item 10. Additional Information—Legal proceedings.”

Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation, including the risk of interruption in energy supply and suspension of operations.

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

We are subject to Brazilian laws and regulations relating to data protection and data privacy, mainly the Brazilian Federal Law No. 13,709/2018 (“Brazilian Data Protection Law,” or “LGPD”) that sets forth the legal framework for the processing of personal data and administrative penalties applicable for non-compliance with LGPD. Violations of this statute and related regulations, including leakage of personal data, could result in individual or collective lawsuits against us, the imposition of fines of up to R$50 million, capped at 2% of the billing of the group in Brazil for infringement, among other civil, administrative and criminal penalties, as well as damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

In February 2023, ANPD Regulation No. 4, which regulates the application of administrative penalties by Brazil’s National Data Protection Authority (“ANPD”) for non-compliance with LGPD, came into force. The regulation guarantees the proportionality between the severity of the offending agent’s conduct and the sanction to be applied, by defining the criteria for non-pecuniary penalty or the amount of the fines, as appropriate. Following the approval of this regulation, the ANPD effectively began imposing fines and other administrative penalties on companies that fail to comply with the provisions of the LGPD.

The implementation of our new billing project may expose us to increased operational risks, and failures or delays in the the implementation may prevent us from obtaining the benefits of this automated billing system

We are currently implementing a new billing project, in line with our corporate strategy to seek innovation and operational efficiency. Although the purpose of the new system is to provide greater autonomy to our management areas and to provide more efficiency in application integration, process automation and data synchronization, we cannot assure you that we will be able to successfully implement this project or that we will be able to achieve these benefits. Failures in the implementation of this project may adversely affect our existing operations, particularly billing and collection functions, and may expose us to data breaches or other incidents, which could adversely affect our business.

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

We perform trading activities through power purchase and sale agreements, mainly in the unregulated electricity market (“Free Market”), through our generation and trading companies.

Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or “PLD”). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS and by Chamber of Commercialization of Electric Energy (Câmara de Comercialização de Energia Elétrica or “CCEE”). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Any of such events may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. As of January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e programas Computacionais do Setor Elétrico or “CPAMP”), in accordance with the implementation schedule defined by Ordinance No. 301/2019.

Any change in the energy trading rules related to the increase of restrictions for the entry of new customers in the Free Market may affect our energy trading business.

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

We are involved in various transmission and generation projects, which are subject to the performance obligations of various third parties over whom we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to completing a project on time and within budget. We cannot assure you that we will be able to (i) obtain all required permits and approvals for our projects, (ii) secure private sector partners for any of our projects, or (iii) obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project or such project is delayed, this may decrease our expected financial return from the project, which may lead to impairment.

The operations of our suppliers and service providers could be substantially and adversely affected by factors and events beyond our control, such as fires, natural disasters, spread of diseases, pandemics, strikes, system failure, terrorist attacks, deforestation, and political or armed conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, trade sanctions and other similar events, and the developments therein, such as high inflation, volatility in the commodities markets and financial markets, changes in currencies, lack of liquidity in the capital markets, among others. In such a scenario, if the impacted services cannot be replaced or reinstated in the affected region, the supply of electricity to our customers could be impacted or disrupted and our results could be adversely impacted.

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

Failure to comply with ESG guidelines can adversely affect our operations, results and reputation.

Our ESG practices are continually developing. This includes making commitments to achieve specific standards or deadlines for better social, governance, and sustainability practices, as well as incorporating sustainability into our business operations. Failure to comply with corporate ESG guidelines or commitments, including our Integrated Report, could result in financial and operational losses, as well as reputational damage.

We may acquire other companies in the electric sector or new energy concessions, as we have done before, which could increase our financial leverage and negatively impact our overall performance, and the integration of these new businesses may not yield the expected efficiency gains and economies of scale, potentially harming our operational and financial performance.

We constantly prospect for businesses that are related to our corporate purpose and aligned with our strategic plan. To expand our business, we may participate in auctions for the construction and operation of new power generation and transmission ventures, as well as invest in other companies from the energy sector, as we have done in the past. These acquisitions can increase our financial leverage or reduce our profits. Additionally, the integration of the new businesses may not result in the synergy we expect in terms of efficiency gains and economies of scale for our operations, including as a result of our failure to follow our initial strategic plan or changes in market conditions. This may adversely affect our operational and financial performance.

We may also be held liable for contingencies related to such assets and businesses, including potential contingencies that are not currently known to us and that may be identified in the future. Any contingencies arising from the development and implementation of these assets prior to their incorporation into our assets may become our responsibility as a successor if the selling company fails to perform or proves unable to perform its obligations. If such contingencies materialize, we could incur significant costs and expenses, which could have a material adverse effect on our business, reputation and results.

Labor disputes may disrupt our operations from time to time.

Our employees are represented by unions. Disagreements regarding issues related to divestment, changes to our business strategy, our voluntary severance program, and reductions in the professional staff may lead to employee reactions. Strikes, work interruptions, or other forms of protests in any of our major suppliers or contractors or at their facilities may undermine our ability to complete relevant projects on time, negatively impacting our results of operations, and affect our ability to achieve long-term strategic goals.

We may also be held jointly or severally liable for any labor or social security obligations imposed by courts on employees of our third-party service providers, including the recognition of an employment relationship. This could lead to contingencies and indemnity payments, significantly and negatively impacting our business.

We have a Collective Labor Agreement (“ACT”) 2022-2024 that established a Voluntary Severance Program (“PDV”), and the preparation of successors for critical business positions may adversely impact our operations.

After our transformation into a corporation with dispersed capital and without controlling shareholders, we implemented a voluntary severance program (Programa de Desligamento Voluntário or “PDV”), provided for in the Collective Labor Agreement (Acordo Coletivo de Trabalho or “ACT”) 2022/2024, in which 1,437 adhesions were made, based on an assessment that considered the financial aspects and the maintenance of our operations.

The loss of members of our management team or certain key employees and the need to hire professionals with similar knowledge and experience in a timely manner, as well as to prepare successors for critical business positions, could have a negative effect on our operating results, financial condition and our reputation.

Risks Relating to the Brazilian Electricity Sector and Other Sectors that We Operate

Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 51.5% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.

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

In addition, ANEEL has issued regulations related to micro and mini distributed generation, which facilitates the purchase or lease of power generation equipment by customers, especially solar photovoltaic modules, to produce energy for their own consumption. Such regulation was revised following the adoption of a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022). The legislation was recently regulated by ANEEL’s Normative Resolution No. 1059/2023.

If the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.

We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.

As of December 31, 2023, we served 1,624 Free Customers through our energy trading company, which accounted for approximately 10.6% of our consolidated operating revenues and about 18.0% of the total volume of electricity we sold. Such Free Customers may seek other energy suppliers upon the expiration of their contracts with us. Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.

If we fail to develop establish new business relationships or maintain existing relationships on favorable terms, we may be unable to offer certain products and services to Free Costumers or to offer competitive prices and terms to Free Costumers, which could adversely affect our financial condition, results of operations and cash flows. We cannot assure you that we will be able to replace such Free Costumers in a timely manner and without material disruption to our operations, and the termination or rescission of any contract with a Free Costumers, even for reasons beyond our control, could have a material adverse effect on our operations and operating and financial results.

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

 Our subsidiary Copel Comercialização (Copel Mercado Livre) has obtained authorization from the MME to import energy from Argentina and Uruguay. In addition, Copel Comercialização has authorizations granted by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) for the activities of (i) loading of natural gas; (ii) commercialization of natural gas; (iii) foreign trade agent. In this sense, we will be exposed to exchange rate fluctuation in connection with any such energy import, as well as risk of exchange rate variation for the natural gas market, considering that part of these transactions may be carried out in foreign currencies.

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

It is also not possible to guarantee that there will be insurance coverage and indemnification for all damages resulting from potential accidents related to safety, environmental and health risks, which, in the event of an incident, could adversely affect our results of operations.

Additionally, we may not be able to renew our existing insurance policies, and if renewed, we cannot guarantee that we will be able to renew them on the same contractual terms or at reasonable commercial rates or acceptable terms, either in terms of cost or coverage, which could have an adverse effect on our business, results, and financial condition.

We control Compagas, a company that operates a gas distribution business, and we are consequently exposed to risks inherent to this sector.

We control a business in the gas distribution sector, which is operated by Companhia Paranaense de Gás – “Compagas.” This company is entitled to exclusive rights to distribute piped gas in the State of Paraná. The users are Thermoelectric Plants, cogeneration plants, gas stations, among other companies and residential customers (captive customers).

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

We cannot assure the speed of our innovation capacity and our responses in view of the changes the energy sector has been going through as a result of technology advances and the adoption of artificial intelligence.

The electric energy sector has been going through changes driven by (i) the decentralization of the power generation systems; (ii) advances in energy storage technologies; (iii) dissemination of digital technologies that improve the efficiency of energy generation, transmission and consumption; (iv) increase of renewable energy sources, such as wind and solar energy; (v) a tendency of reducing carbon footprints in the energy system, as part of the global efforts to mitigate the effects of climate change; and (vi) the adoption of artificial intelligence (“AI”) in the energy sector along with the opening of the free market, the development of smart cities, electric mobility, and the commitment to reducing carbon emissions. These changes present many challenges and we may not be able to keep up with the effects of the increasing adoption of digital technologies in the electric energy sector and the significant potential of new technology solutions (both with respect to the improvement of processes and services provided to consumers and with respect to the development of new products that may lead to higher productivity gains, more affordable prices, higher competition and the creation of new markets). Investments in research and development may contribute to mitigate the risks related to the transformations of the energy sector and create new opportunities.

We cannot guarantee that the decarbonization process of our generation matrix will be implemented according to our Strategic Planning - Vision 2030.

We cannot guarantee that the process of decarbonization of our generation portfolio involving the divestment of: (i) Araucaria Thermoelectric Plan (“UEGA”); (ii) the concession of TPP Figueira, which has already gone through a modernization process to improve its energy efficiency and the reduction of atmospheric emissions of pollutants; and (iii) Compagas, which operates a gas distribution business will be successfully implemented, and that we will be able to meet the goals in our Strategic Planning – Vision 2030, which could impact our business and financial results. In December 2023, we entered into an agreement to sell our interest in UEGA to Âmbar Energia for R$320.7 million, subject to certain conditions precedents. We cannot guarantee that we will obtain all the regulatory approvals to conclude the sale. The failure to divest from UEGA or the terms of the divestment may diversely impact our financial results and our ability to implement the decarbonization of our generation matrix.

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

In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP grew by 2.9% in 2023, grew by 2.9% in 2022 and grew by 4.6% in 2021. Unemployment rate was 7.4 in 2023, 9.3% in 2022 and 11.1% in 2021. Inflation, as reported by the consumer price index (IPCA), was 4.62% in 2023, 5.79% in 2022 and 10.06% in 2021. The Brazilian Central Bank’s base interest rate (SELIC) was 11.75 on December 31, 2023, 13.75% on December 31, 2022 and 9.25% on December 31, 2021. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.

Changes in, or uncertainties regarding the implementation of, the policies above, might generate or contribute to uncertainties in the Brazilian economy. This would increase the volatility of the domestic capital market and the value of Brazilian securities traded abroad, and adversely affect our business, results of operations and financial condition. Additionally, the occurrence of municipal elections throughout Brazil in 2024 may further contribute to these uncertainties.

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

Brazil has in the past experienced extremely high rates of inflation. Brazil’s annual inflation rate, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, were 3.30% in the year 2023, 5.03% in the year 2022 and 17.7% in the year 2021. The Brazilian government has in the past taken measures to combat inflation, such as raising the basic Selic interest rate to elevated levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of the ADSs may fall. As a significant part of our debt is subject to the CDI rate or to inflation adjustment based on the IPCA index, any increase in inflation or interest rates results in an increase in our financial expenses. Higher interest rates also adversely impact the terms of our new financings. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

Geopolitical risks external to the market in which we operate and military hostilities, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, as well as economic sanctions imposed as a result of such conflicts, may adversely impact our business.

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

The escalation of the Russia-Ukraine and Israel-Hamas conflicts, and any other conflicts that may arise may increase geopolitical tensions around the world and cause further disruption to international trade, industrial supply chains and transport, increase market price volatility, with particular impact on the energy sector, as well as raise regulatory and contractual uncertainty, which may adversely affect our business.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes impacting Brazilian biodiversity, society and economy.

The outbreak of new epidemics, natural disasters and other catastrophes on a regional or global scale, may result, at different levels, result in drop in consumption in the commercial and industrial segments, as well as sporadic volatility in the international and/or Brazilian markets, the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the total or partial closure of private establishments and public offices, interruptions to the supply chain, and increased intervention in economies.

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

The occurrence of any of these events and their duration may impact the liquidity and market value of our shares and generate negative impacts on the business. We cannot guarantee that regional and/or global outbreaks of communicable diseases will not occur, and if they do occur, we cannot assure that we will be able to prevent a negative impact on our business, operations and financial results.

Fluctuations in currency exchange rates and the devaluation of the real may adversely affect our net income and cash flow.

The Brazilian currency has fluctuated periodically in the past in relation to the U.S. dollar and other foreign currenciesAs of December 31, 2022, the Real vs. U.S. dollar exchange rate was R$5.22 to US$1.00, appreciating 6.45% of Real against the U.S. Dollar, compared to December 31, 2021. Depreciation of the Real increases the cost of purchasing electricity from the Itaipu – a hydroelectric facility, one of our major suppliers, which adjusts its electricity prices based in part on its U.S. dollar costs. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our ADSs.

Changes in Brazilian tax policies may have an adverse effect on us and our shareholders.

The Brazilian government has historically altered tax policies in ways that impact the electric sector and may continue to do so. These changes have included tax rate increases affecting energy companies and, occasionally, the imposition of temporary taxes for specific governmental purposes. If we cannot adequately adjust our tariffs, our operations may be adversely affected.

On December 15, 2023, the Brazilian Congress approved a tax reform on consumption (Constitutional Amendment No. 132 – “EC 132”), which will be implemented over a 7-year transition period starting in 2026. EC 132 seeks to simplify the Brazilian tax framework by replacing four existing taxes (ICMS, ISS, PIS, and COFINS) with two new value-added taxes: the state/municipal Tax on Goods and Services (Imposto sobre Bens e Serviços – “IBS”) and the federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços – “CBS”). The new VAT system will tax consumption rather than production and revenue. The actual rates for IBS and CBS are yet to be determined, but they are projected to reach up to 28%, potentially the highest VAT rate globally. EC 132 also introduces a penalty tax, the federal Excise Tax (Imposto Seletivo – “IS”), to discourage the consumption of goods and services harmful to human health and the environment. We have formed a working group to assess the potential impacts and risks of these changes on our financial results. The group concluded that the impacts on us are likely to be low, given the regulated tariffs and bilateral contracts in our market. However, the CBS could lead to a tariff increase for the final customers of our distribution concession, and our shareholders could be affected by increased taxation on dividends.

In addition, the Brazilian government is considering changes in 2024 to taxes on income, especially regarding the possibility of imposing taxation on dividends. Possible changes in these rules will impact these taxes only from 2025 onwards.

In February 2023, the Brazilian Supreme Court (“STF”) issued a decision recognizing the possibility of reversing final judgments issued by Brazilian courts in tax matters if the STF subsequently changes its interpretation of such issues. Although the impact of this decision is not material to our business, the issuance of similar judicial decisions with immediate effect on tax matters decided in final judgments could impact our business in the future. This could expose us to immediate tax liabilities if the STF changes its position on tax issues involving our business.

Risks Relating to our Corporate Governance and the ADSs

After our transformation into a corporation with dispersed capital, we no longer have a controlling shareholder.

Following our transformation into a corporation with dispersed capital, the State of Paraná is no longer our controlling shareholder. Without a controlling shareholder, we may be more exposed to takeover attempts and different interests of shareholders and other stakeholders, coordinated voting by groups of shareholders and conflicts of interest. The absence of a controlling shareholder may also lead to deadlocks, challenges in convening meetings due to quorum issues, and difficulties in identifying shareholder conflicts or voting abuses. If another shareholder becomes our controlling shareholder in the future, that shareholder could significantly influence our business strategy, management and bylaws.

Our bylaws cointain anti-takeover provisions, which may discourage third parties from attempting to acquire us and may adversely affect the rights of holders of our common stock.

Our bylaws include anti-takeover provisions, such as a poison pill and a limitation on voting rights for groups of shareholders voting more than 10% of their shares, and certain other provisions that may limit the ability of others to acquire control of us. Accordingly, shareholders may lose the opportunity to sell their shares at a premium to the prevailing market price as these provisions discourage third parties from seeking control of us through a tender offer or similar transactions.

ADSs holders may not have all the rights of our shareholders, and may be unable to exercise voting rights or preemptive rights relating to the shares underlying their ADSs.

The rights of ADS holders may be subject to certain limitations provided in the deposit agreement or by the securities intermediaries through which ADS holders hold their securities.

•	Although ADS holders are permitted to vote at shareholders’ meetings, there are procedural steps involved in the process that create practical limitations on the ability of ADS holders to vote. In the case of adoption of multiple voting for election of members of the Board of Directors, holders of ADSs may not have the same rights and may not be subject to the same rules as holders of common shares in the Brazilian securities market. In accordance with the Deposit Agreements, we will provide the notice to the depositary, which will in turn mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares or Common Shares. ADSs for which the depositary does not receive timely voting instructions will not be voted.
•	The holders of the Common Shares or Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors than under the laws of the United States and certain other jurisdictions outside Brazil. Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil.
•	The ability of ADS holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADSs, to file a registration statement in the United States, and we cannot assure that we will file any such registration statement. Accordingly, ADS holders may receive only the net proceeds from the sale of their preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If they are unable to participate in rights offerings, their holdings may also be diluted.

•	ADS holders may not receive dividend payments if we incur net losses or our net profit does not reach certain levels. Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and Class B Shares have a dividend priority over the Common Shares. ADSs are entitled to dividends equal to their underlying shares. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

Sales of a substantial number of shares or ADSs, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares or ADSs.

As a result of the issuance of new shares or ADSs, sales of shares or ADSs by existing investors, or the perception that such a sale might occur, the market price of our shares and ADSs may decrease significantly. These issuances and sales may also make it more difficult for us to offer shares or ADSs in the future at a time and price range that we deem appropriate, or may even make it more difficult for investors to sell the securities at the price or above the price range they paid.

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

In the past, the Brazilian government has imposed restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government could again choose to impose this type of restriction if, among other things, there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Reintroduction of these restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of ADSs, as the case may be, from reais into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

The relative volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the shares underlying the ADSs.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and certain other jurisdictions outside Brazil, and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs, Common Shares and Class B Shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the shares underlying your ADSs at a price and time at which you wish to do so. Our capital stock is currently composed of different types of equity securities (Common Shares, Class A Shares, Class B Shares and ADSs), which further contributes to a reduced liquidity.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADSs.

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

We are subject to obligations whose non-compliance may allow creditors to demand financial compensation, and in specific cases, may even lead to the acceleration of debt maturities.

In some of our financing, we are subject to financial covenants that require us to maintain certain financial ratios. Additionally, some of our financing agreements contain acceleration clauses that may be triggered if we fail to meet certain covenants. The acceleration of the maturity of a financing agreement may give other lenders the right to accelerate the maturity of their respective agreements under cross-default provisions. As a result, acceleration of the maturity of financing agreements or debt could adversely affect our financial condition and operational results.

We may be subject to the Brazilian Bankruptcy Law.

Law No. 11,101 of February 9, 2005, as amended (Brazilian Bankruptcy Law) provides for bankruptcy proceedings and judicial and out-of-court reorganization. Previously, as a state-controlled company, this law did not apply to us. Under the Brazilian Bankruptcy Law, third parties may file for our bankruptcy. Conversely, being subject to Brazilian bankruptcy law allows us to benefit from the procedures outlined in Brazilian bankruptcy law, which include certain advantages, such as the prohibition of attachment of our assets during the proceedings if such seizure relates to a loan or claim subject to judicial reorganization or bankruptcy proceedings. Any third-party bankruptcy filing against us may adversely affect our business and the price of our common stock.

As a foreign private issuer, we are subject to different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirement to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of certain significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider trading and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we have exemptions from certain U.S. rules that allow us to comply with Brazilian legal requirements in lieu of some of the requirements applicable to U.S. domestic registrants.

In addition, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result, even if we are required to file on Form 6-K disclosing information that we have made public or are required to make public under Brazilian law or that we are required to disseminate generally to our shareholders and that is relevant to us, you may not receive the same type or amount of information that is required to be disclosed to shareholders of a U.S. company.

A U.S. holder of our common stock may not be able to exercise preemptive and tag-along rights with respect to our common stock.

Holders of our U.S. common stock may not be able to exercise the preemptive and tag-along rights with respect to our common stock unless a registration statement under the Securities Act becomes effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We have not filed, and are under no obligation to file, a registration statement registering such rights, and we cannot guarantee that we will file such a registration statement. Unless a registration statement is filed or an exemption from registration is available, a U.S. holder may receive only the net proceeds from the sale of its preemptive and tag-along rights or, if such rights cannot be sold, they will expire and the holder will receive no value for them.

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

As of December 31, 2023, we generated electricity from 18 hydroelectric plants, 43 wind plants, and one thermoelectric plant, for a total installed capacity of 6,018.7 MW, of which approximately 99.7% was derived from renewable sources. Including the installed capacity of generation companies in which we have an equity interest, our total installed capacity was 6,967.0 MW, considering the installed capacity of UEGA, which is in the process of divestment. Our electric power business is subject to comprehensive regulation by ANEEL.

We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2023, we owned and operated 3,705 km of transmission lines and 211,318 km of distribution lines, constituting one of the largest distribution grids in Brazil. Below is the distribution of electricity supply in 2023 by consumption class, including free customers:

•	36.3% was to industrial customers;
•	26.3% was to residential customers;
•	19.9% was to commercial customers; and
•	14.8% was to rural and other customers.

Key elements of our business strategy are:

•	Grow in market value in a consistent and sustainable way.
•	Scale business with synergy (GTDC).
•	Enter the Self-production segment and expand in the Retail segment.
•	Improve the customer experience.
•	Offer innovative and digital services and products.
•	Expand and disseminate ESG best practices.
•	Have discipline in capital allocation, planning and execution of projects.
•	Seek operational efficiency gains and cost optimization.
•	Foster innovation to leverage results.
•	Explore opportunities and regulatory frontiers, and consolidate sectoral protagonism.
•	Prepare people with the necessary skills for new challenges.
•	Promote management focused on people, team engagement and a culture of meritocracy.
•	Caring for people’s safety, health and quality of life.

•	Enhance organizational culture.
•	Strengthen digital and cybersecurity culture.

Our revenues for each of the last three fiscal years by activity are described in “Item 5. Operating and Financial Review and Prospects — Results of operations for the years ended December 31, 2023, 2022 and 2021.”

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

Currently, we are the largest energy company in the State of Paraná. We are a corporation incorporated and existing under the laws of Brazil, with the legal name Companhia Paranaense de Energia – Copel. Our head offices are located at Rua José Izidoro Biazetto, 158 – Bloco A, CEP 81200-240, Curitiba, Paraná, Brazil. Our telephone number at the head office is +55 (41) 3331-4011. Our website is www.copel.com and any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website. The commercial name of each of our businesses is provided as follows.

Relationship with the State of Paraná

As of December 31, 2022, the State of Paraná owned 69.7% of our Common Shares. This large ownership allowed the controlling shareholder to control the election of the majority of the members of our Board of Directors, members of our Supervisory Board, the appointment of senior management and our direction, future operations and business strategy.

Following the completion of an equity offering in September 2023, the State of Paraná reduced its stake in our common shares to 27.6%, resulting in our transition into a corporation with dispersed capital and no controlling shareholder.

Following this transformation into a corporation with dispersed capital and without a controlling shareholder, we made changes to our bylaws, including:

•	The creation of a special class of preferred shares, exclusively owned by the State of Paraná, with influence restricted to the right to veto minimum investments in Copel Distribuição, the change of the Company's corporate name, the change of headquarters, the removal of the limitation on exercising votes at 10% and signing a shareholders' agreement aiming to regulate the exercise of voting rights in a number greater than the percentage corresponding to 10% (for more information, see item 7. Golden Share).
•	We set a limit on how much any shareholder or group of shareholders can vote. No one can vote more than 10% of our cast votes and outstanding voting capital. Also, no one can enter into agreements to exercise voting rights for more than 10% of our issued securities and outstanding voting capital.

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

•	In 2007, we divided the assets of our transmission business (Copel Transmissão S.A.) between our distribution business (Copel Distribuição S.A.) and our generation business (Copel Geração S.A., renamed to Copel Geração e Transmissão S.A. or “Copel GeT”).
•	In 2016, we changed the corporate name of Copel Participações S.A. to Copel Comercialização S.A. and its corporate purpose to the sale of energy and rendering of related services in order to strength our positioning in the energy trading market and to allow greater efficiency in the sale of energy.

•	In 2017, to optimize the management of operating activities, we carried out an organizational restructuring of our wholly owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel GeT.
•	In 2018, Copel GeT entered into a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). As a result, Copel GeT acquired 100% in the joint ventures Costa Oeste and Marumbi, and Eletrosul acquired 100% in Transmissora Sul Brasileira.
•	In 2019, Copel GeT acquired 100% of SPE Uirapuru Transmissora de Energia S.A. from Centrais Elétricas Brasileiras S.A. and Fundação Eletrosul de Previdência e Assistencial Social - Elos.
•	In 2019, Copel GeT, through a consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction and sold 14.4 average MW of the Jandaíra Wind Complex. The Jandaíra Wind Complex, with 90.1 MW of installed capacity and 46.9 average MW of Assured Energy, was built in the Northeastern state of Rio Grande do Norte, a region where we have other wind generation assets. The project came into operation, in a staggered manner, in 2022, with entry into commercial operation anticipated by more than two years.
•	In March 2020, Copel GeT aimed to renew the concession of the HPP Foz do Areia hydroelectric power plant for an additional 30 years. The concession term, considering the renegotiation of the GSF, was set to expire on December 21, 2024. To facilitate this renewal, Copel GeT submitted a request to the Ministry of Mines and Energy for the classification of its special purpose company, SPC FDA Geração de Energia Elétrica SA, which holds the concession. This request was made in accordance with Federal Decree No. 9,271/2018 and its subsequent amendments by Federal Decrees Nos. 10,135/2019 and 10,893/2021. These decrees permit the renewal of the concession in connection with the privatization of the concession holder, provided it occurs within 12 months of the concession’s expiration. On December 23, 2022, Decree No. 9,271 was further amended by Decree No. 11,307, introducing an alternative path for concession renewal through the privatization of the holder via a public offering of shares. This new provision aligned with our controlling shareholder’s intention to transform Copel GeT into a company with dispersed capital and without a controlling shareholder, as outlined in Material Fact 06/2022. Additionally, it supported the full renewal of the concessions for the HPP Foz do Areia, HPP Segredo, and HPP Caxias plants, with Copel GeT maintaining 100% ownership. The possibility of a public offering of primary distribution of shares and/or units to finance the grant bonus was also disclosed in Material Fact 07/2022.
•	On August 3, 2021, we concluded the sale of our entire equity interest in Copel Telecomunicações S.A. (Copel Telecom), responsible for our telecommunication activities, to Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, for a purchase price of R$2.5 billion. The sale was made following an auction we conducted at B3 in November 2020.
•	On November 30, 2021, we completed the acquisition of the Vilas Wind Power Complex (or “Vilas Complex”) with an enterprise value of R$1.1 billion. As the project is partially financed by Banco do Nordeste (“BNB”), under a long-term loan agreement with final maturity in 2040, the total amount paid by us in the acquisition was R$597.7 million.
•	In January 2023, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes for R$1,760.6 million. With the addition of this capacity, wind power now represents 17% of our generation portfolio, benefiting its portfolio with the increase of incentivized energy and the reduction of exposure to hydrological risk.
•	In August 2023, the Brazilian Federal Court of Accounts (“TCU”), in case TC 006.952/2023-2, approved a R$3.7 billion bonus as part of the concession process for generating electricity at three major hydroelectric power plants (“HPPs”). These plants are Governador Bento Munhoz da Rocha Netto (“HPP Foz do Areia”), Governador Ney Aminthas de Barros Braga (“HPP Segredo”), and Governador José Richa (“HPP Salto Caxias”). This approval was based on the Interministerial Order from the Ministries of Mines and Energy and Finance (MME/MF no. 01). This was a key step in securing a new 30-year concession contract for these hydroelectric power plants, following the guidelines of Law 9,074/95 and Federal Decree No. 9,271/2018, which has been updated by subsequent decrees.

•	Also in August 2023, we completed our process of transformation into a corporation with dispersed capital and without a controlling shareholder. With the completion of the offering, the State of Paraná reduced its shareholding in our voting rights from 69.66% to approximately 27.6%. As a result, we ceased to be a mixed capital company under the indirect public administration of the State of Paraná, and we are not bound by the provisions of Federal Law No. 13,303/2016, known as the State-Owned Companies Law.
•	In 2023, we also made significant progress in our disinvestment strategies. For Compagás, we engaged consultants to structure and execute the disinvestment. This decision, announced in Material Fact 16/23, dated September 20, 2023, aligns with our Corporate Strategic Planning - Vision 2030, strengthening the pillars for the continuity and sustainable growth of our business, with a focus on electricity.
•	We also entered into the Share Purchase and Sale Agreement (“CCVA”) with Âmbar Energia S.A. for the sale of our 81.2% interest in UEGA. The CCVA derives from the acceptance of the binding proposal we received in the total amount of R$395.0 million, as of September 30, 2023, with an equity value of R$358.0 million, after accounting for a net debt of R$37.0 million on the same date. Consequently, the value of the transaction correspondent to our equity interest amounts to R$320.7 million. This disinvestment is a part of our strategy to decarbonize our generation matrix.
•	We currently have four wholly owned subsidiaries: Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. (“Copel Mercado Livre”) and Copel Serviços S.A. We currently hold 100% of the shares in several Special Purpose Companies (“SPC”). The current organization of our group is described below. All our subsidiaries are incorporated in Brazil and are subject to Brazilian law.

ORGANIZATION CHART - EQUITY OWNERSHIP
AS OF DECEMBER 31, 2023

ESTADO DO PARANÁ
27.57% Voting
15.91% Total
BNDESPAR
10.09% Voting
21.99% Total
Stock Exchange Custody (Free Float)
62.10% Voting
61.88% Total
B3
60.16% Voting
57.62% Total
NYSE
1.92% Voting
4.19% Total
LATIBEX
0.02% Voting
0.07% Total
Others shareholders
0.24% Voting
0.22% Total
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
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
(1) Wholly Owned Subsidiary
(2) Controlled
(3) Associates
(4) Joint Ventures
(5) Join Operation

SIGNIFICANT CHANGES IN OUR BUSINESS

Conclusion of the offering and our transformation into a corporation with dispersed capital and without controlling shareholder

In November 2022, the State Congress of Paraná passed State Law No. 21,272 (“Copel Dispersed Ownership Law”), which authorized the State of Paraná to sell part of its equity interests in our company through public offerings of our common shares or units. The Copel Dispersed Ownership Law conditioned the proposed transaction to the approval by our shareholders of certain ESG changes to our bylaws. For more information, see “—Environmental, Social and Governance.”

On November 21, 2022, the State of Paraná, our controlling shareholder, announced its intention to transform us into a company with dispersed capital and no controlling shareholder via a public offering for the secondary distribution of our common shares and share deposit certificates (units).

In preparation for this transformation, we requested the full renewal of our concessions for the HPP Foz do Areia, HPP Segredo, and HPP Caxias from MME, in line with Federal Decree No. 9,271/2018 and its amendments. On March 30, 2023, the granting authority established a concession granting bonus of R$3,719 million for the set of plants, payable within 20 days of signing the new contract.

On July 26, 2023, we filed a request with the SEC for automatic registration of a public offering for the primary and secondary distribution of initially 549,171,000 common shares. The offering was settled on August 11, 2023, at a price of R$8.25 per share, totaling R$4,530.6 million. Additionally, 72,821,650 shares from the supplementary lot were exercised on September 6, 2023. Consequently, the total public distribution offering, comprising the base offering and supplementary lot, included (i) 246,256,841 primary common shares and (ii) 375,735,809 secondary shares held by the State of Paraná, totaling R$5,131.4 million.

Disinvestment in UEGA

On November 4, 2022, our board of directors approved further studies for a potential divestment of Copel Group’s ownership interest in UEGA. These studies for potential divestment are part of the process of decarbonization of the Copel Group’s generation portfolio and are in line with our Corporate Strategic Planning - Vision 2030, strengthening the pillars for the perpetuity and sustainable growth of the business.

We directly and indirectly hold an interest of 81.2% in UEGA’s total and voting capital stock and have announced our intention to sell our participation jointly with our partner, Petrobras, which holds the remaining 18.8% of the shares. On December 14, 2023, we signed a Share Purchase and Sale Agreement of our total equity interest in UEGA with Âmbar Energia S.A. The CCVA derives from the acceptance of the binding proposal we received in the total amount of R$395.0 million, as of September 30, 2023, with an equity value of R$358.0 million, after accounting for a net debt of R$37.0 million on the same date. Consequently, the value of the transaction correspondent to our equity interest amounts to R$320.7 million. In February 26, 2023 we received from Petróleo Brasileiro S.A. (“Petrobras”) information on the effective exercise of the tag along (joint sale) in the divestment in UEGA, in accordance with the terms of the Purchase and Sale Agreement igned between Copel, Copel Geração e Transmissão (“Copel GeT”) and Âmbar Energia S.A, on December 14, 2023. The completion of the transaction is subject to customary conditions precedent in this type of business, such as approval by the Administrative Council for Economic Defense (CADE).

Compagas Divestment Process

In accordance with our Corporate Strategic Planning - Vision 2030, which aims to strengthen the foundations for the continuous and sustainable growth of businesses in the electricity sector, we have started a competitive for potential divestment of our stake in Compagas.

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

The following table shows, for the last three years, the total electricity (i) we generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30.0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets), (ii) we purchased, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and (iii) the total amount of electricity purchased by Copel Distribuição and Copel Comercialização (“Copel Mercado Livre”).

	Year ended December 31,
	2023	2022	2021
		(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	21,845	21,936	14,587
Electricity purchased from Copel Comercialização	398	1,208	3,424
Electricity purchased from others	134	134	184
Electricity purchased from Spot Market – CCEE	296	63	240
Electricity received from the Interconnected System	220	1,659	1,198
Total electricity generated and purchased by Copel Geração e Transmissão	22,893	25,000	19,633
Wind Farms(1) (3)
Electricity generated(2)	3,952	2,785	2,466
Electricity purchased from others	127	108	104
Total electricity generated and purchased by Wind Farms	4,079	2,893	2,570
Copel Distribuição
Electricity purchased from Itaipu(4)	4,761	5,272	5,435
Electricity purchased from Auction – CCEAR – affiliates	233	155	154
Electricity purchased from Auction – CCEAR – other	13,142	12,354	12,215
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	69	392	178
Electricity purchased from Spot Market – CCEE	-	-	-
Electricity purchased from others	5,867	7,270	7,356
Total electricity purchased by Copel Distribuição	24,072	25,443	25,338
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	12,778	14,211	13,033
Electricity purchased from others	9,581	10,594	10,147
Electricity purchased from Spot Market – CCEE	91	12	12
Total electricity purchased by Copel Comercialização	22,450	24,817	23,192
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização (excluding intra-group transactions)	59,979	62,521	54,019

(1)	We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2)	Includes the electrical losses of wiring and interconnecting station and technical losses by delivering energy to the Interconnected System.
(3)	Electricity generated and purchased by our wind farm generation facilities which were under the supervision of Copel Renováveis until 2015. In December 2015, Copel Geração e Transmissão became responsible for the operation of these facilities.
(4)	Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last three years.

	Year ended December 31,
	2023	2022	2021
		(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	-	-	1,298
Electricity delivered to Bilateral Agreements (Copel Comercialização)	12,180	13,893	12,979
Electricity delivered to Bilateral Agreements	270	258	717
Electricity delivered under auction – CCEAR affiliates(2)	122	123	122
Electricity delivered under auction – CCEAR – other(2)	3,772	2,215	2,215
Electricity delivered to Spot Market – CCEE(2)	188	854	(337)
Electricity delivered to the Interconnected System	6,361	7,657	2,639
Total electricity delivered by Copel Geração e Transmissão	22,893	25,000	19,633
Wind Farms(1)
Electricity delivered under auction – CCEAR – affiliates	111	32	32
Electricity delivered to Bilateral Agreements	1,219	856	82
Electricity delivered under auction – CCEAR – other	2,201	1,289	1,289
Electricity delivered under auction – CER – other	916	916	916
Electricity delivered to Spot Market – CCEE(2)	-2	122	132
Total electricity delivered by Wind Farms(4)	4,445	3,215	2,451
Copel Distribuição
Electricity delivered to Captive Customers	20,173	19,370	19,578
Electricity delivered to distributors in the State of Paraná	89	91	87
CCEE(3)	2,383	4,010	3,157
Total electricity delivered by Copel Distribuição (4)	22,645	23,471	22,822
Copel Comercialização
Electricity delivered to Free Customers	11,884	11,498	8,239
Electricity delivered to Bilateral Agreements (Copel GeT)	504	1,208	3,535
Electricity delivered to Bilateral Agreements	9,819	11,949	11,337
Electricity delivered to Spot Market – CCEE	243	162	81
Total electricity delivered by Copel Comercialização	22,450	24,817	23,192
Total(5)	72,333	76,503	68,098

(1)	We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2)	Amounts from the Spot Market indicated as less than zero (negative numbers) are not considered as electricity sold nor as electricity delivered in the MRE.
(3)	Includes the Spot Market, MCSD EN and MVE.
(4)	Losses and differences not considered in total.
(5)	Includes intra-group transactions.

Generation

As of December 31, 2023, the total installed capacity of all the generation assets in which we hold equity or the rights under concessions was 6,967 MW. On January 30, 2023, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, which increased 260.4MW in our total installed capacity. Considering only the entities that we operate (solely or under consortium), including 100% of the energy produced by those in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through 18 hydroelectric plants, 43 wind plants and one Thermoelectric Plant, with a total installed capacity of 6,018.7 MW. Our Assured Energy totaled 2,649.9 average MW in 2023. Our generation varies yearly because of hydrological conditions and other factors. We generated 25,122.8 GWh in 2023, 25,299 GWh in 2022, 17,606 GWh in 2021, 12,665 GWh in 2020 and 19,812 GWh in 2019.

The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.

In 2021, ANEEL granted us the extension of concession of the following power plants to compensate for the assumption of non-hydrological risks (provided in the Energy Reallocation Mechanism or MRE adopted by the government under Law nº 14,052/2020):

Power Plant	Concession extension (days)	Authorization
Apucaraninha	472	Resolution No. 12,255/2022
Capivari Cachoeira	2,555	Resolution No. 12,255/2022
Cavernoso	898	Resolution No. 11,345/2022
Cavernoso 2	1,742	Resolution No. 11,345/2022
Chamine	717	Resolution No. 11,345/2022
Colíder	13	Resolution No. 12,255/2022
Derivação Do Rio Jordão	949	Resolution No. 12,255/2022
Foz do Areia	461	Resolution No. 11,345/2022
Guaricana	705	Resolution No. 11,345/2022
Mauá	2,083	Resolution No. 14,896/2023
Salto Caxias	1,051	Resolution No. 11,345/2022
Sao Jorge	598	Resolution No. 12,255/2022
Segredo	1,045	Resolution No. 11,345/2022
UPP Baixo Iguaçu	34	Resolution No. 11,345/2022
Fundão	1,110	Resolution No. 11,345/2022
Santa Clara	1,078	Resolution No. 11,345/2022
Dona Francisca*	1,485	Resolution No. 11,132/2022
Arturo Andreoli*	844	Resolution No. 14,896/2023
* Associates

Hydroelectric Generation Facilities

The following table sets forth certain information related to our main hydroelectric plants in operation during 2023:

Plant	Installed capacity	Assured energy (1)	Placed in service	Concession expires
	(MW)	(Average MW)
Foz do Areia	1,676.0	575.3	1980	December 2024
Segredo	1,260.0	558.3	1992	September 2032
Salto Caxias	1,240.0	575.4	1999	March 2033
Capivari Cachoeira	260.0	103.6	1972	January 2053
Mauá	184.1(2)	96.14	2012	June 2049
Baixo Iguaçu	105.1(3)	51.72	2019	December 2049
Colíder	300.0	178.1	2019	January 2046
Others	132.5	77.1	N/A	N/A

(1)	Values used to determine volumes committed for sale.
(2)	Corresponds to 51.0% of the installed capacity of the plant (361.1MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.
(3)	Corresponds to 30.0% of the installed capacity of the plant (350.2MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.

Governador Bento Munhoz da Rocha Netto (HPP Foz do Areia). The HPP Foz do Areia is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. This plant is fully operational. However, in March 2023, during a scheduled inspection shutdown, we identified an isolated failure in the upper wear ring of the rotor of a turbine in unit 03 of the Foz do Areia plant, which has an assured energy of approximately 144.8 average MW. Operations in the affected unit have been suspended pending an analysis of the cause of the failure and the development of a repair action plan. Any financial impacts related to non-generation or any reduction in the assured energy of the plant will be estimated after the repair is completed. For more information, see Note 16.1 to our audited consolidated financial statements.

The concession of HPP Foz do Areia, originally granted to Copel GeT under the terms of Concession Agreement No. 045/1999, is set to expire on December 21, 2024. After that, Copel Get could request the renewal of the concession for 30 years, either (i) through the amendment of certain concession terms and inclusion under the quota regime (Law No. 12,783/2013) or (ii) by means of the privatization of the concessionaire, through a bidding process for the sale of the concessionaire’s shareholding control, including by means of a public offering of shares, within 12 months from the end of the concession term (Federal Decree No. 9,271/2018, amended by Federal Decree No. 10,893/2021 and by Federal Decree No. 11,307/2022).

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

•	In 2020, Copel GeT transferred the concession and plant’s assets to a special purpose company, SPC F.D.A. Geração de Energia Elétrica S.A. (as approved by ANEEL Resolution No. 8,578/2020), and formally manifested the intention of selling the shares of SPC F.D.A. filed with the Ministry of Mines and Energy its manifestation of intention to obtain a new Concession grant, for 30 (thirty) years from its execution, associated with the sale of FDA control, pursuant to Decree No. 9,271/2018 (amended by Decree No. 10,893/2021 and by Decree No. 11,307/2022).
•	On February 4, 2021, the Ministry of Mines and Energy published Ordinance No. 516/2021, which establishes the Assured Energy of HPP Foz do Areia at 596.0 average MW to be in force for the new concession agreement to be granted. On March 8, 2022, the ANEEL approved the draft of the new concession agreement.
•	On August 12, 2022, the Ministry of Mines and Energy published Ordinance No. 1,544/2022, which changed the Assured Energy for HPP Foz do Areia to 571.7 average MW, from the date of the new concession agreement.
•	On October 19, 2022, the Ministry of Mines and Energy published Ordinance No. 02/2022, which established the minimum award bonus for the HPP Foz do Areia in R$1,830.5 million.
•	On November 24, 2022, the State of Paraná enacted Law No. 21,272, authorizing our transformation into a corporation with dispersed capital through the partial sale of our shares.
•	On November 25, 2022, we requested the Ministry of Mines and Energy to classify the Governador Ney Aminthas de Barros Braga and Governador José Richa Hydroelectric Power Plants (UHEs) under Decree No. 9,271/2018, following the enactment of Law No. 21,272.
•	On March 23, 2023, the Ministry of Mines and Energy published the new assured energy amounts for the Governador Bento Munhoz da Rocha Netto, Governador Ney Aminthas de Barros Braga, and Governador José Richa Hydroelectric Power Plants, effective upon signing the new concession agreements.
•	On March 30, 2023, the Ministry of Mines and Energy and the Ministry of Finance published Interministerial Ordinance No. 01/2023, defining the grant bonus for the new concession agreements of the aforementioned hydroelectric plants, totaling R$3.7 billion.
•	On April 10, 2023, the Ministry of Mines and Energy established additional conditions for the new concession agreements through Ordinance No. 726/2023, granting a thirty-year exploitation period for the hydroelectric plants.
•	On April 11, 2023, an additional Interministerial Ordinance of the Ministry of Mines and Energy and Finance (MME/MF No. 01/2023) established the grant bonus for all three plants at R$3,719.4 million to be paid under the onerous concession within 20 days after signing the new concession agreement.
•	On June 27, 2023, ANEEL published Dispatch No. 2,065/2023, approving the drafts of the new concession agreements for the Governador Bento Munhoz da Rocha Netto, Governador Ney Aminthas de Barros Braga, and Governador José Richa Hydroelectric Power Plants.
•	On August 2, 2023, the Federal Audit Court (“TCU”) approved the value of the grant bonus defined by the Interministerial Ordinance for the three plants.

Governador Ney Aminthas de Barros Braga (HPP Segredo) and Governador José Richa (HPP Salto Caxias). The HPP Segredo is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The HPP Salto Caxias is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba.

As part of our transformation into a company with dispersed capital and no controlling shareholder, and in pursuit of the full renewal of the concessions for our Hydroelectric Power Plants HPP Foz do Areia, HPP Segredo, and HPP Salto Caxias, we requested the granting authority to calculate the grant bonus for all three plants. The HPP Segredo was included in the process for obtaining a new concession contract under Decree No. 9,271/2018, together with the HPP Foz do Areia. We are awaiting the invitation to sign the new concession agreements, contingent upon the payment of the grant bonus as specified in the Interministerial Ordinance of the Ministry of Mines and Energy and Finance (MME/MF No. 01/2023).

Governador Pedro Viriato Parigot de Souza (HPP Capivari Cachoeira). The HPP Capivari Cachoeira is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.

Our former concession agreement for the HPP Capivari Cachoeira expired on July 7, 2015. As a result of new auction in which we were the winning bidder, on January 5, 2016, Copel GeT executed a new concession agreement with ANEEL to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid R$574.8 million as signing bonus for this concession and we received an annual generation revenue (“AGR”) of R$144.1 million from January 5, 2016 to December 31, 2016. This AGR is subject to an annual tariff adjustment. In July 2017, the AGR was adjusted to R$114.1 million for the period from July 2017 to June 2018, and in 2018 the AGR was adjusted to R$119.2 million for the period from July 2018 to June 2019. In 2019 the AGR was adjusted to R$123.7 million for the period from July 2019 to June 2020. In 2020 the AGR was adjusted to R$127.9 million for the period from July 2020 to June 2021. In 2021, the AGR was adjusted to R$139.7 million for the period from July 2021 to July 2022 under the terms of ANEEL Resolution No. 2,902/2021. In 2022, the AGR was adjusted to R$155.9 million for the period from July 2022 to June 2023 under the terms of ANEEL Resolution No. 3,608/2022. In 2023, the AGR was adjusted to R$160.9 million for the period from July 2023 to June 2024, in accordance with ANEEL Resolution No. 3,225/2023.

The HPP Capivari Cachoeira has 260.0MW of installed capacity and Assured Energy of 103.6 MW. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the HPP Capivari Cachoeira until January 5, 2046. From this date until January 3, 2053, the power plant will operate entirely in the Free Market.

Mauá. The Jayme Canet Júnior Hydroelectric Power Plant (“HPP Mauá”) is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and CGT Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba.

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

Bela Vista. The SHP Bela Vista has 29.8 MW of installed capacity and 18.6 average MW of Assured Energy and is under construction in the Chopim river, in the São João and Verê municipalities, located in the southwest of the State of Paraná. The energy sales agreement will be effective as of January 1, 2024, for a 30-year term and will be subject to an annual adjustment by the IPCA. The construction of this unit started in the first half of 2019 and the third power generation unit began operations on August 12, 2021, totaling 29.3 MW in commercial operation (corresponding to 98.3% of the plant’s total capacity). The remaining unit with a complementary capacity of 0.5 MW started its operation on June 7, 2023. We were able to achieve the commercial operation of the project almost two and a half years earlier than contemplated under the contracted supply term, which will allow all the energy produced by SHP Bela Vista until December 2023 to be sold in the Free Market (“ACL”).

Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2023:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession Expires
	(MW)	(Average MW)		(%)
Elejor Facility (Santa Clara, Santa Clara I, Fundão and Fundão I)	246.41	133.0	August 2005 June 2006	70.0	May and June 2040 December 2032
Dona Francisca	125.0	72.5	February 2001	23.0	September 2037
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	October 2001	35.8	July 2034
HPP Baixo Iguaçu	350.2	172.4	April 2019	30.0	November 2049

Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.41 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2023, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.

Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.

We had a power purchase agreement with Elejor, which provides that we will purchase all of the energy produced by the Santa Clara and Fundão facilities at a set rate until April 2019, to be adjusted annually in accordance with the IGP-M Index. This agreement was terminated, there was no renewal and Elejor is selling the energy in the Free Market. In 2023, Elejor’s net revenues and net profit were R$ 140.8 million and R$2.9 million, respectively, while in 2022 its net revenues and losses were R$194.1 million and R$0.7 million, respectively.

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

In 2023, DFESA’s net revenues and net profits were R$66.2 million and R$23.2 million, respectively, while in 2022 its net revenues and net profits were R$66.2 million and R$24.5 million, respectively.

SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an Average Tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7,802/2019. In 2023, Foz do Chopim’s net revenues and net profits were R$60.6 million and R$46.5 million, respectively, while in 2022 its net revenues and net profits were R$77.8 million and R$56.9 million, respectively.

Wind Farm Generation Facilities

Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2023:

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia(1)	94.0	38.1
Boa Vista	14.0	5.2	February 2015	April 2046
Olho d’Água	30.0	12.8	February 2015	June 2046
São Bento do Norte	30.0	11.3	February 2015	May 2046
Farol	20.0	8.8	February 2015	April 2046
Palmas	2.5	0.4	November 1999	September 2029
Copel Brisa Potiguar Wind Complex(2)	183.6	89.4
Asa Branca I	27.0	12.1	August 2015	April 2046
Asa Branca II	27.0	11.9	September 2015	May 2046
Asa Branca III	27.0	12.3	September 2015	May 2046
Eurus IV	27.0	12.4	August 2015	April 2046
Santa Maria	29.7	15.7	April 2015	May 2047
Santa Helena	29.7	16.0	May 2015	April 2047
Ventos de Santo Uriel	16.2	9.0	May 2015	April 2047
Voltália São Miguel do Gostoso I(3)	108.0	57.1
Carnaúbas	27.0	13.1	June 2015	April 2047
Reduto	27.0	14.4	June 2015	April 2047
Santo Cristo	27.0	15.3	June 2015	April 2047
São João	27.0	14.3	June 2015	March 2047
Cutia Empreendimentos Eólicos(4)	180.6	71.4
Dreen Cutia	23.1	9.6	December 2018	January 2042
Dreen Guajiru	21.0	8.3	December 2018	January 2042
Esperança do Nordeste	27.3	9.1	December 2018	May 2050
GE Jangada	27.3	10.3	December 2018	January 2042
GE Maria Helena	27.3	12.0	December 2018	January 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January 2019	May 2050
Potiguar	27.3	11.5	December 2018	May 2050
Bento Miguel	132.3	58.7
São Bento do Norte I	23.1	10.1	January 2019	August 2050
São Bento do Norte II	23.1	10.8	January 2019	August 2050
São Bento do Norte III	23.1	10.2	April 2019	August 2050
São Miguel I	21.0	9.3	February 2019	August 2050
São Miguel II	21.0	9.1	February 2019	August 2050
São Miguel III	21.0	9.2	February 2019	August 2050
Vilas Complex(4)	186.7	98.6
Vila Maranhão I	31.95	17.8	February 2021	January 2054
Vila Maranhão II	31.95	17.8	March 2021	January 2054
Vila Maranhão III	31.95	16.6	September 2020	January 2054
Vila Ceará I	31.95	17.8	December 2020	January 2054
Ventos de Vila Mato Grosso I	58.91	28.6	June 2021	December 2054
Aventura(5)	105.0	65.0
Aventura II	21.0	13.1	July 2021	June 2053
Aventura III	25.2	15.5	July 2021	June 2053
Aventura IV	29.4	18.5	July 2021	June 2053
Aventura V	29.4	17.9	July 2021	June 2053
Santa Rosa e Mundo Novo(5)	155.4	92.8
Santa Rosa e Mundo Novo I	33.6	17.3	February 2022	June 2053
Santa Rosa e Mundo Novo II	29.4	17.2	December 2021	June 2053
Santa Rosa e Mundo Novo III	33.6	21.5	January 2022	June 2053
Santa Rosa e Mundo Novo IV	33.6	21.0	January 2022	June 2053
Santa Rosa e Mundo Novo V	25.2	15.8	December 2021	June 2053
Jandaíra	90.09	46.9
Jandaíra I	10.39	5.6	November 2022	April 2055
Jandaíra II	24.26	12.3	October 2022	April 2055
Jandaíra III	27.72	14.8	November 2022	April 2055
Jandaíra IV	27.72	14.2	October 2022	April 2055

(1)	Pursuant to Directive (Portaria) No. 360 of September 30, 2020, the projects that are part of the São Bento Energia wind complex had their Assured Energy altered as of January 1, 2021, as follows: Boa Vista (from 6.3 MW to 5.2MW), Olho d’Água (from 15.3 MW to 12.8MW), São Bento do Norte (from 14.6MW to 11.3MW) and Farol (from 10.1MW to 8.8MW).
(2)	Pursuant to Directive (Portaria) No. 360 of September 30, 2020, certain the projects that are part of the Copel Brisa Potiguar wind complex had their Assured Energy altered as of January 1, 2021, as follows: Asa Branca I (from 14.2MW to 12.1MW), Asa Branca II (from 14.3 MW to 11.9MW), Asa Branca III (from 14.5MW to 12.3MW) and Eurus IV (from 14.7MW to 12.4MW).
(3)	We have a 49.0% interest in Voltália São Miguel do Gostoso.
(4)	In November 2021, we acquired the Operations of the Vilas Complex.
(5)	In January 2023, we acquired the Operations of the Aventura Complex and Santa Rosa e Mundo Novo Complex.

São Bento Energia. In February 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and Assured Energy of 38.1 average MW. In August 2010, 43.7 average MW was sold to fifteen distribution concessionaires in ANEEL public auctions at a weighted average price of R$133.97/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.

Copel Brisa Potiguar Wind Complex. In October 2015, we concluded the implementation of the Brisa Potiguar Wind Complex with an installed capacity 183.6 MW and Assured Energy of 89.4 average MW. An Assured Energy of 57.7 average MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$135.40/MWh (adjusted annually by IPCA inflation index) and an Assured Energy of 40.7 average MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 4th Reserve Energy Auction held in August 2011 at a weighted average price of R$101.81/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.

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

Thermoelectric Generation Facilities

The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2023:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(Average MW)		(%)
TPP Araucária	484.5	365.2(1)	September 2002	81.2(2)	December 2029
TPP Figueira	20.0	17.7	April 1963	100.0	March 2019(3)

(1)	The annual Assured Energy of thermal plants such as Araucária varies depending on the price of natural gas, according to criteria established by the MME.
(2)	Held 20.3% by Copel and 60.9% by Copel GeT.
(3)	In light of the absence of terms for the new concession contract and the initiation of our decarbonization plan, we expressed to MME our intention to return the concession to the granting authority.

Araucária. We have an 81.2% interest in UEG Araucária Ltda., which owns the Araucária Thermoeletric Plant, a combined cycle natural gas thermoelectric plant, one of the most efficient in Brazil, with 484.2 MW of installed capacity, located in the state of Paraná. The asset is in the process of divestment as part of our generation matrix’s decarbonization process. For more information, see “—Significant Changes in Our Business—Disinvestment in UEGA.”

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

The plant now has the installed capacity of 20.0 MW with one Generating Unit and the Assured Energy of 17.7 average MW, calculated according to and in compliance with Normative Resolution No. 801/2017, which defines a minimum efficiency of 25% for installations with installed capacity up to 50.0 MW. We have expressed to the MME our intention to return the concession to the granting authority.

Expansion and Maintenance of Generating Capacity

We expect to spend R$101.7 million in 2024 to expand and maintain our generation capacity, excluding participation in new businesses, of which R$46.2 million will be invested in hydroelectric plants and R$55.5 million will be invested in our wind farms. The remaining amount will be spent on small hydroelectric power plants and other projects.

Wind Farm Projects

The following table presents information about the wind complexes we acquired in January 2023, the Santa Rosa & Mundo Novo (“SRMN”) and Aventura wind complexes, previously owned by EDP Renováveis Brasil S/A. and totaling 260.4 MW of installed capacity. The acquisition is part of our strategy for growth in renewable energy, expands the diversification of the generation portfolio and is fully in line with its Investment Policy.

The total transaction value (enterprise value) was R$1,760.6 million. Copel GeT has obtained a long-term financing, with final maturity in 2043, with Banco do Nordeste (“BNB”) for the project, with rates of IPCA + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

About 76.5% of the energy of the enterprise was commercialized in the regulated environment (“ACR”) with supply beginning in 2023 . In addition, about 13.7% of the total energy generated is commercialized in the free environment (“ACL”), leaving about 9.8% for new contracts.

Wind Farms	Installed Capacity (MW)(1)	Assured Energy (MWmed)	Commercial Operation	Energy Trade - Regulated Contracting Enviroment (ACR)					End of Authorization
				Auction	Quantity (MWmed)	Price (R$/MWh)(2)	Start of Supply	End of Supply
Aventura II	105	65	Operational since July 21	A-6 2017	53.6	134.22	Jan/23	Dec/42	2053
Aventura III
Aventura IV
Aventura V
SRMN I	155.4	92.8	Operational since Dec/21 - Feb/22	A-6 2017	67.1	136.99	Jan/23	Dec/42	2053
SRMN II
SRMN III
SRMN IV									2052
SRMN V
Total/Average	260.4	157.8	-		120.7	135.76

(1)	Total of 62 wind turbines used in the project, manufacturer Vestas model V 150.
(2)	Base date December, 2023.

Development Projects

We are involved in various initiatives to study the technical, economic and environmental feasibility of certain hydroelectric, wind, solar photovoltaic and thermoelectric generation projects.

In 2023, we improved out governance in relation to the development of projects by introducing an Investment and Innovation Committee, as an advisory body to the Board of Directors, and approving our Investment Policy, which establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments.

The following table provides information on our proposed generation projects that are considered feasible from a technical, economic, social, environmental and land use perspective according to the studies mentioned above.

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Our Property
	(SM)	(average MW)	(%)
HPP São Jeronimo	330.0	178.1	41.2
HPP Salto Grande	49.0	25.3	100.0
SHP Salto Alemã	29.8	18.4	19.0
SGF Aventura	10.0	3.4	100.0
HPP Foz do Areia (2)	860	20	100.0
TOTAL	1,278.8	2,451.2	-

(1)	It does not include other proposed projects whose technical, economic, social, environmental and land feasibility are still under review.
(2)	Expansion of the existing power plant

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

The Aventura Solar is a 10 MWac Solar Generating Plant (“SGF”), located in the municipality of Touros, in the State of Rio Grande do Norte, and which shares the land with the Aventura II Wind Farm. The solar project was approved by Aneel and has an environmental license. The solar plant will be connected to the 230 kV Aventura II substation, which is connected to the 230 kV João Câmara II substation through a transmission line of approximately 13 kilometers.

According to Normative Resolution No. 954/202, SGF will be connected to the Aventura Wind Complex (Aventura II, II, IV and V wind farms) through the 230 kV Aventura II substation through the existing infrastructure (SE 230 KV Aventura II and LT 230 kV Aventura II - João Câmara II).

We are advancing in the development of pipeline in renewable projects, with emphasis on hydraulic, wind and solar projects. The renewable projects developed will focus on free market, especially the new costumers arising from the opening of the market. However, we also looking for the energy auctions planned for 2024 in Brazil, especially the auctions of reserve energy capacity. We will also conduct studies of new hydroelectric power plants. For instance, we have partnered with BE - Empresa de Estudos Energéticos S.A., Minas PCH S.A. and SILEA Participações Ltda. to develop studies in the lower region of the Chopim River, which may lead to the development of another four (4) hydroelectric projects. We are also looking at opportunities to acquire greenfield and brownfield wind and solar energy projects. We expect to conduct new studies of wind and solar energy projects in Brazil in 2024.

We are currently exploring opportunities to participate in auctions for reserve energy capacity in the power sector. This is a significant strategic challenge in the energy industry. In this context, we have been working on developing projects that are not only technically and environmentally viable but also meet the regulatory standards set by the Ministry of Mines and Energy (MME). Additionally, these projects are designed to excel in operational efficiency and sustainability. One notable project in this endeavor is the expansion of the Foz do Areia power plant. This project has the potential to make a meaningful contribution to the National Interconnected System by providing additional power and enhancing system security.

Other renewable energy projects under study or development include the use of municipal solid waste in power generation, biomethane and green hydrogen. For instance, since 2017, we have conducted solarimetric measurements in two solarimetric stations located in areas leased by Copel Brisa Potiguar. The development of this solar project is ready to advance to the next phase (implementation), subject to the opening of availability for connection with our transmission system.

We are also developing studies for the implementation or acquisition of projects related to Generation Distribution, Energy Efficiency, Biomass and Biogas. In addition to energy generation projects, investment opportunities in new energy transmission assets whose concession will be auctioned by the Brazilian government or existing assets that have synergy with our current portfolio are also being studied.

In the realm of innovation, we launched the Copel Volt Open Innovation program in 2021. This project aimed to strengthen partnerships within the startup ecosystem, streamline our internal processes, and promote innovative business solutions’ growth. Our first edition of Copel Volt, from October 2021 to May 2022, presented eight strategic challenges to the startup community, reflecting our innovation needs. The response was overwhelmingly enthusiastic, as evidenced by 286 startup registrations and 216 formal applications from 43 countries. This strengthened our innovation credentials and cultivated an open innovation culture within Copel.

Building on this success, the second edition of Copel Volt ran from May 2022 to September 2023. It featured five selected challenges and attracted 381 pre-registrations and 284 formal applications from 52 countries. The second edition was particularly notable for the adoption of groundbreaking technologies and ambitious initiatives, resulting in significant discoveries and valuable learning experiences.

Through both editions, Copel Volt directly impacted more than 667 startups worldwide, resulting in numerous Proof of Concept (“POC”) initiatives backed by an investment of more than USD 600,000 (R$3 million). These efforts have tested cutting-edge solutions and expanded our innovation capacity.

In addition, to demonstrate our commitment to sustainable development and innovation, we launched the Copel Ventures I fund in 2023. This Corporate Venture Capital (“CVC”) fund, carefully managed by VOX Capital - a preeminent investment firm with an excellent track record in impact investing – has been allocated USD 30 million (R$150 million). The fund targets investments in local and international startups that are leading the transition to sustainable energy solutions, underscoring our commitment to address the challenges of the energy sector in a sustainable and efficient manner.

Simultaneously, Copel Ventures I has strategically invested in startups reflecting our future vision, particularly those focusing on disruptive technologies to accelerate the transition to a more sustainable energy scenario. This strategic move consolidates our role as a transformative force and innovation leader in the energy sector. Copel Ventures I is dedicated to the development of new technologies and the integration of these innovations into our business model. This facilitates the creation of new business opportunities and increases our adaptability to the dynamic global energy market.

Through Copel Volt and Copel Ventures I, we have strengthened our identity as an innovator in the energy sector, promoting a corporate culture open to experimentation and collaboration with start-ups and entrepreneurs. Our comprehensive innovation strategy drives new solutions’ development and fosters dynamic knowledge and technology exchange within the wider innovation ecosystem.

As we look to the future, we remain committed to strengthening our role within the innovation ecosystem, and to persistently seeking solutions that bring value and sustainability to both our business and society at large.

Regarding Distributed Generation, we are currently developing three solar projects in Paraná. These projects are aimed at providing energy compensation for our clients and involve a total capacity of 15 MW. We expect these projects to be operational by 2024. Additionally, we have a stake in the Solar Paraná photovoltaic plants, holding a 49% share. Of these, plants with a capacity of 3MW are already operational.

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

The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	2023	2022	2021
Transmission lines (km):
230 kV and 500 kV	3,698	3,698	3,630.8
138 kV	7.2	7.2	7.2
Distribution lines (km):
230 kV	-	-	-
138 kV	6,767	6,652	6,513.5
69 kV	778	767	755.4
34.5 kV	90,902	89,356	87,744.0
13.8 kV	112,871	111,358	109,943.8
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(1)	27,374	27,391.0	25,032.1
Generation (step up) substations	7,153	6,691.0	6,691.0
Distribution substations (34.5 kV)	1,639	1,646.0	1,624.5
Distribution transformers	17,222	15,138	14,621.8
Total energy losses(2) (3)	7.8%	7.6%	7.7%

(1)	This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.
(2)	Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic grid.
(3)	We note that percentages measured until 2016 and reported in our previous reports reflected the amounts of physical losses (Technical), commercial losses (Non-Technical) and losses on the basic grid (allocation of agreements on the gravity center of the submarket) of Copel Distribuição, as well as the losses related to the allocation of agreements of Copel GeT. Those percentages were calculated taking into account the total of power purchased and sale agreements entered into by both Copel Distribuição and Copel GeT. For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the Copel Distribuição´s grid. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

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

Currently, we carry out the operation and maintenance of 3,705 km of transmission lines, 43 substations in the State of Paraná and two substations in the State of São Paulo. In addition, we have partnerships with other companies to operate 5,980 km of transmission lines and eight substations through special purpose companies (“SPCs”).

The table below sets forth information regarding our transmission assets in operation in December 31, 2023:

Subsidiary / SPC	Transmission Lines	TL Extension(km)(4)	Number of Substations	Concession Expiration Date	Our Ownership	APR (¹)(R$million)
COPEL GeT	Main Transmission Concession(1)	2,129	35	January 2043	100.0%	661.3
COPEL GeT	TL Bateias - Jaguariaiva	138	-	August 2031	100.0%	16.8
COPEL GeT	TL Bateias - Pilarzinho	32	-	March 2038	100.0%	3.6
COPEL GeT	TL Foz - Cascavel Oeste	117	-	November 2039	100.0%	16.0
COPEL GeT	Cerquilho III Substation	-	1	October 2040	100.0%	7.0
COPEL GeT	TL Londrina – Figueira C2 Foz do Chopim – Salto Osório	102	-	August 2042	100.0%	7.7
COPEL GeT	TL Assis – Paraguaçu Paulista C1 and C2 Paraguaçu Paulista II Substation	83	1	February 2043	100.0%	12.2
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January 2044	100.0%	12.8
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September 2044	100.0%	13.0
COPEL GeT	TL Assis – Londrina	122	-	September 2044	100.0%	27.1
COPEL GeT	TL Araraquara II – Taubaté	334	-	October 2040	100.0%	43.6
COPEL GeT	TL Baixo Iguaçu – Realeza TL Baixo Iguaçu – Cascavel Oeste TL Curitiba Centro – Uberaba TL Curitiba Leste – Blumenau Medianeira Norte Substation Curitiba Centro Substation Andirá Leste Substation Baixo Iguaçu Substation	255	4	April 2046	100%	154.8
Uirapuru (Copel GeT – 100%)(2)	TL Ivaiporã - Londrina	122	-	March 2035	100%	26.9
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	January 2042	100%	19.0
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste Curitiba Leste Substation	29	1	May 2042	100%	27.3
Subtotal Copel GeT		3,705	45			1,049.2
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May 2042	49.0%(3)	16.4
Integração Maranhense	TL Açailandia-Miranda II	365	-	May 2042	49.0%(3)	24.7
Matrinchã	TL Paranaíta - Ribeirãozinho	2,033	4	May 2042	49.0%(3)	133.7
Guaraciaba	TL Ribeirãozinho - Marimbondo	930	1	May 2042	49.0%(3)	69.0
Paranaíba	TL Barreiras II - Pirapora II	967	-	May 2043	24.5%(3)	44.5
Cantareira	TL Estreito – Fernão Dias	656	-	September 2044	49.0%(3)	68.1
Mata de Santa Genebra	TL Araraquara II - - Itatiba TL Araraquara 2 - Fernão Dias– TL Bateias - Itatiba	887	1	May 2044	50.1%(3)	156.4
Subtotal SPCs		5,980	8			512.8
Total		9,685	53			1,562.0

(1)	Our main transmission concessions encompass several transmission lines. Proportionate to our stake in the enterprise. Amounts relating to the 2023 cycle (pursuant to REH 3,216/2023), without taking into account the adjustment parcel (PA). Considers assets that were operational on December 20, 2023.
(2)	In March 2019, Copel GeT signed a purchase and sale agreement with Centrais Elétricas Brasileiras SA and Fundação Eletrosul de Previdência e Assistencial Social - Elos to transfer 100% of shares issued by SPE Uirapuru Transmissora de Energia S.A. In June 2019 Copel GeT took over the stake control of the company.
(3)	Refers to the equity interest held by Copel Geração e Transmissão.
(4)	Considers double circuits.

Expansion and Maintenance of Transmission Facilities

In the expansion and maintenance of transmission facilities, the construction of new transmission facilities of 230 kV and higher must be awarded through a bidding process or otherwise authorized by ANEEL. In recent years, Copel GeT has not been successful in ANEEL auctions. However, ANEEL permits us to make minor improvements to some of the existing 230 kV and 500 kV facilities, which are remunerated by an increase in the Annual Permitted Revenue (“APR”).

We were authorized by ANEEL, through Authorizing Resolutions No. 9,219/2020, 10,688/2021, 12,638/2022, 12,892/2022, 13,573/2023, 14531/2023 and 14,711/2023, to carry out reinforcement works that are expected to come into operation by 2026. These works are anticipated to add approximately R$52.5 million to our APR.

Distribution

Our distribution system consists of a widespread grid of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2023, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 5.1 million customers.

Our distribution grid includes 211,318 km of distribution lines, 469,985 distribution transformers and 236 distribution substations of 34.5 kV, 36 substations of 69 kV and 122 substations of 138 kV. During 2023, 86,541 new captive customers were connected to our grid, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.

We have two captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 10,257 MWh in 2023.

We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.

On October 16, 2019, Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel.” The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$3.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project. The “Transformation Program” project reached by December 2023, 15,254 Km of power grids and 615,644 smart meters installed.

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

Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.0% of the total energy amount available in 2023, being (i) 1.2% related to losses in the basic grid, (ii) 5.9% of technical losses and (iii) 1.9% of non-technical losses.

ANEEL grants the transfer of all energy losses to the final customers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2024. But our simulation indicates that in the civil year, from January through December 2023, we will have all losses transferred to the final customers.

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

Quality of supply indicator	2023	2022	2021	2020	2019
DEC – Duration of outages per customer per year (in hours)	7h51min	7h59min	7h13min	7h50min	09h07min
FEC – Frequency of outages per customer per year (number of outages)	5.21	5.29	4.83	5.61	6.02

We comply with the quality indicators defined by ANEEL for 2023, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 8 hours and 41 minutes of outages per customer per year, and a total of 6.39 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer results in a reduction of the amount we can charge such Final Customer in future periods.

In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “–Concessions—Distribution Concessions” and “—The Brazilian Electric Power Industry—Distribution Tariffs.”

Purchases for the captive market

The following table contains information concerning volume, cost and Average Tariff for the main sources of the electricity we purchased for the captive market in the last three years.

Source	2023	2022	2021
Itaipu
Volume (GWh)	4,762	5,272	5,435
Cost (R$millions)	980.3	1,461.0	1,787.7
Average Tariff (R$/MWh)	205.90	227.12	328.92
Angra
Volume (GWh)	872	928	976
Cost (R$millions)	295.5	317.4	224.7
Average Tariff (R$/MWh)	338.88	342.03	230.23
CCGF
Volume (GWh)	4,568	5,901	5,916
Cost (R$millions)	723.6	755.2	686.3
Average Tariff (R$/MWh)	158.41	127.98	116.10
Auctions in the regulated market
Volume (GWh) (1)	13,142	12,354	12,216
Cost (R$millions) (2)	2,754.6	2,465.9	2,961.4
Average Tariff (R$/MWh)	209.60	199.60	242.42

(1	These numbers do not include assignments related to MCSD-EN and MVE.
(2)	These numbers do not include short-term energy purchased through the CCEE.

Itaipu

We purchased 4,762 GWh of electricity from Itaipu in 2023, which constituted 7.9% of our total available electricity in 2023 and 19.8% of Copel Distribuição’s total available electricity in 2023. Our purchases represented approximately 5.7% of Itaipu’s total production. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and were set at US$16.19 per kW in the first four months of 2023 and US$20.23 in the remaining months of the year.

In 2023, we paid an Average Tariff of R$205.9/MWh for energy from Itaipu, compared to R$227.12/MWh in 2022. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.

ANGRA

Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” As a result, Copel Distribuição was legally required to purchase 872 GWh from Angra in 2023, 928 GWh from Angra in 2022 and 976 GWh in 2021.

Assured Energy Quota Contract – CCGF

Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 4,568 in CCGF contracts in 2023, 5,901 GWh in CCGF contracts in 2022 and 5,916 GWh in 2021.

Auctions in the Regulated Market

In 2023, we purchased 13,142 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 54.6% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.”

Sales to Captive Customers

During 2023, we supplied approximately 97% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 5.1 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2023, the total power consumption of our Captive Customers was 20,173 GWh, a 4.1% increase as compared to 19,370 GWh during 2022.

Categories of purchaser	2023	2022	2021
		(GWh)
Industrial customers	1,941	2,102	2,275
Residential	8,888	8,212	8,068
Commercial	4,520	4,295	4,149
Rural	2,352	2,357	2,461
Other(1)	2,472	2,404	2,359
Total(2)	20,173	19,370	19,312

(1)	Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2)	Total GWh does not include our energy losses.

Sales to Free Customers

We operate in the ACL through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2023, we had 1,624 Free Customers of our energy trading company, representing approximately 10.6% of our consolidated operating revenue and approximately 18% of the total quantity of electricity sold by us. During 2023, the total power consumption of our Free Customers was 11,886 GWh, a 3.4% increase as compared to 11,498 GWh during 2022.

Categories of purchaser	2023	2022	2021
		(GWh)
Industrial customers	9,737	9,402	8,176
Commercial	2,149	2,096	1,360
Total	11,886	11,498	9,536

The following table sets forth the number of our final customers, considering both Captive and Free Customers, in each category as of December 31, 2023.

Category	Number of Final Customers
Industrial	69,064
Residential	4,212,397
Commercial	439,457
Rural	323,408
Other(1)	55,304
Total	5,099,630

(1)	Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.

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

The following table sets forth the Average Tariffs for each category of Final Customer.

Tariffs(1)	2023	2022	2021
		(R$/MWh)
Industrial	555.58	506.44	540.97
Residential	551.81	530.23	530.98
Commercial	619.93	598.00	629.62
Rural	606.40	570.28	589.41
Other customers	462.82	407.55	401.34
Retail supply average tariff	618.52	583.46	592.17
(1)	(i) Considers December as the reference month; (ii) Net revenue from “electricity sales to final customers” and “Use of the main distribution and transmission grid”; and (iii) Does not consider tariff flags.

Low-income Residential Customers. Under Brazilian law, we are required to provide reduced rates to certain low-income residential customers. In December 2023, we served approximately 660,027 low-income residential customers. For servicing these customers, in 2023 we received R$184.1 million in compensation from the Brazilian government, which was approved by ANEEL. Additionally, the State of Paraná, through the Energia Solidária program established by State Law 20,943/2021, covers the electricity bills of low-income families eligible for the Social Electricity Tariff, provided their monthly consumption does not exceed 150 kWh. In 2023, this initiative benefited 413,000 families, with the State of Paraná contributing R$129.7 million.

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Free Customers. Following the publication of MME Ordinance No. 50/2022, a customer of our distribution business qualified as Group A Customer (a “Free Customer”) may choose its energy supplier. A Free Customer that chooses to purchase energy from a supplier other than Copel Geração e Transmissão continues to use our distribution grid and to pay our distribution tariff. However, as an incentive for Free Customers to purchase from alternative sources, we are required to reduce the tariff paid by Free Customers by 50%. This discount is subsidized by the Brazilian government, and therefore does not impact the revenues of our distribution business.

Transmission Tariffs. A transmission concessionaire is entitled to annual revenues based on the transmission grid it owns and operates. These revenues are annually readjusted according to criteria stipulated in the concession contract. We are directly a party to 12 transmission concession contracts in operation. Not all of the transmission concession contracts employ the same revenue model, 1.7% of our transmission revenues are updated on an annual basis by the IGP-M and the other 98.3% are subject to the tariff review process.

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

On May 9, 2017, ANEEL approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (RBSE and Other Transmission Facilities – “RPC”) related to our main transmission concession agreement. The Agency recognized the amount of R$667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012. As of December 31, 2017, the net value of those assets for the purposes of indemnification amounted to R$1,418.4 million.

On June 27, 2017, ANEEL approved the Annual Permitted Revenue (Receita Anual Permitida, or “APR”) of the transmission assets of Copel GeT for the 2017/2018 cycle, including the commencement of receipt of the RBSE indemnification of our main transmission concession agreement.

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

On July 14, 2022, ANEEL, through Ratifying Resolution No. 3067/2022, established the readjustment of the Allowed Annual Revenues (“APR”) for electric power transmission concessionaires for the 2022-2023 cycle, effective from from July 1, 2022 to June 30, 2023. According to the resolution, the APR of the transmission concessions of Copel Geração e Transmissão for the 2022/2023 cycle is R$849.2 million, of which R$824.2 million correspond to the APR of assets in operation. Also, considering the approved APR for the SPCs in which Copel Geração e Transmissão has a 100% shareholding, the total APR value is R$921.9 million, of which R$896.9 million correspond to the APR of assets in operation. Throughout 2022, some reinforcements authorized by Aneel for Concession Contracts 060/2001 and 006/2008 were considered and, therefore, the APR of assets in operation was increase to R$901.3 million.

In Dispatch No. 402/2023, issued on March 3, 2023, ANEEL postponed the 2023 Periodic Tariff Review of the Annual Permitted Revenue (APR) for transmission concessionaires under Law No. 12,783/2013. The new deadline for approving the full APR for these concessionaires is July 1, 2024.

Homologatory Resolution No. 3,126/2023, published on July 7, 2023, set the Annual Permitted Revenue (APR) for the period from July 1, 2023, to June 30, 2024 (2023-2024 cycle), covering facilities managed by transmission companies. For Copel GeT, the approved APR for the 2023-2024 cycle is R$1.561 billion, broken down as follows: R$975.98 million for concessions fully owned by Copel GeT; R$73.2 million for SPEs fully owned by Copel GeT; and R$512.55 million for concessions with partial ownership by Copel GeT.

Additionally, ANEEL authorized us to carry out reinforcement works expected to be operational by 2026. These works should add approximately 52.5 million to the APR.

The table below shows our APR (R$ million) for the last three cycles of transmission lines over which we hold a 100% ownership in December 31, 2023:

Contract	Transmission Line / Substation	Jul. 2023 Jun. 2024	Jul. 2022 Jun. 2023	Jul. 2021 Jun. 2022
		APR (R$ million)
060/2001	Main Transmission Concession(1)	661.3	524.4	459.4
075/2001	Bateias – Jaguariaiva	16.8	17.6	15.9
006/2008	Bateias – Pilarzinho	3.6	3.4	1.2
027/2009	Foz do Iguaçu - Cascavel Oeste	16.0	15.4	13.8
015/2010	Cerquilho III	7.0	6.7	6.0
022/2012	Foz do Chopim – Salto Osório Londrina – Figueira C2	7.7	7.5	6.7
002/2013	Assis — Paraguaçu Paulista II C1 and C2 SE Paraguaçu Paulista II	12.2	11.8	10.5
005/2014	Bateias - Curitiba Norte SE Curitiba Norte	12.8	12.4	11.1
021/2014	Foz do Chopim - Realeza(2)	13.0	12.5	11.2
022/2014	Assis – Londrina(3)	27.1	26.1	23.3
010/2010	Araraquara 2 – Taubaté(4)	43.6	41.9	37.5
006/2016	TL Baixo Iguaçu - Realeza; TL Baixo Iguaçu - Cascavel Oeste; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; SE Baixo Iguaçu; Demais Seccionamentos	154.8	148.9	133.3
002/2005	Uirapuru(5)	26.9	28.2	26.0
001/2012	Costa Oeste(6)	19.0	18.3	14.8
008/2012	Marumbi(6)	27.3	26.2	21.5
Total		1,049.2	901.3	792.2
(1)	Our main transmission concessions encompass several transmission lines.
(2)	This transmission line became operational in January 2017.
(3)	This transmission line became operational in August 2017.
(4)	This transmission line became operational in July 2018.
(5)	In June 2019, Copel Geração e Transmissão S.A. became the owner of 100% of the project.
(6)	In August 2018, Copel Geração e Transmissão S.A. became the owner of 100% of the project.

Other Businesses

Gas

Gas Distribution

In December 2022, Compagas renewed its pipeline gas distribution concession with the state government of Paraná for another 30 years. In a scenario of constant evolution and the leading role of gas, the new contract provides for investments and actions to reach an increasing number of Paraná residents, with efficiency, safety, competitiveness and innovation.

For the upcoming period, spanning from July 2024 to July 2054, Compagas plans to invest more than R$2.5 billion, which will be used to expand its operations and serve the 10 mesoregions of the state. The pipeline distribution network is expected to grow by more than 120%, with the installation of more than 1,000 kilometers of new gas pipelines, the connection of more than 60,000 new users and the distribution of more than 40 billion cubic meters of gas by 2054. The company will also invest in technology and the inclusion of biomethane in the supply matrix, with the aim of providing renewable energy and reinforcing its commitment to sustainability.

The new contract also introduces changes to the regulatory model. It adopts the Weighted Average Cost of Capital (WACC) methodology for determining the company's rate of return, initially set at 9.125% per annum. Moreover, it replaces the IGP-M with the IPCA as the tariff adjustment index and mandates tariff reviews every five years.

Starting from 2029, Compagas’ investment strategies will focus on attracting new customers, expanding distribution networks, developing biomethane projects, and connecting additional municipalities in the state.

The activity of distributing piped gas in the State of Paraná is regulated by the Regulatory Agency for Delegated Public Services of Paraná (AGEPAR), which is responsible, among others, for overseeing the distribution service and approving tariff adjustments and revisions.

Compagas covered 880 kilometers in 2023, an increase of 2% compared to 864 kilometers covered in 2022. Compagas’s net revenues were R$978.6 million, a decrease of 24.5%, compared to 2022 (R$1,297.0 million). Compagas’ customers include industries, gas stations, other businesses, residences and Araucária Thermoelectric plan. Compagas is focusing its business strategy on increasing the volume of gas it distributes to customers by marketing the benefits of substituting oil and other fuels by gas as a mean of achieving greater energy efficiency. Compagas’ customer base increased 3%, to 54,793 customers in 2023 from 53,009 in 2022. Compagas registered a decrease of 13% in the average daily volume of natural gas distributed to Final Customers, to 820,642 cubic meters per day in 2023 compared to 948,295 cubic meters per day in 2022 (not including the volume of gas supplied to Araucária Thermoelectric Plant). In addition, Compagas makes its distribution grid available to transport natural gas to Araucária TPP.

As of December 31, 2023, we held a controlling stake (51%) of the capital stock of Compagas and consolidated this equity interest in our financial statements. The minority shareholders of Compagas are Commit and Mitsui Gás, each of which owns 24.5% of the capital stock of Compagas.

In accordance with our Corporate Strategic Planning - Vision 2030, which aims to strengthen the foundations for the continuous and sustainable growth of businesses in the electricity sector, the market has been notified through Material Fact 16/23 about the initiation of the structuring and execution of the project for the potential divestment of our stake in Compagas.

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

As a result of the above-mentioned events, our consortium requested ANP to release it from its contractual obligations, with no liabilities and with reimbursement of the signing bonuses and costs incurred in connection with guarantees and release of such guarantees for the four blocks. An injunction was granted determining the suspension of all the activities for the four blocks in connection with the above mentioned public civil action, which awaits a decision from the Federal Court of Appeals of the 4th Region. In response, in October 2018, the consortium initiated an arbitration procedure with the ANP for the two blocks whose concession contracts were signed, asking for the refund of the contributions made. The arbitral award was published in May 2022. The Consortium was given the right to resign from the contractual obligations, however the arbitrators rejected the request for reimbursement of the costs incurred with the signing of the contracts. Proceedings were filed to enforce the arbitral award. Reimbursement amounts for each party are accounted for and collection mechanisms are in place. In relation to the other two blocks, the administrative process before the ANP for the return of signature bonuses was completed. Part of the amounts required by us in this process were returned by the ANP in November 2021. Regarding the remaining amount, we are carrying out the appropriate actions for their recovery.

Gas Natural Power Plants

New business studies. On January 14, 2020, we and Shell Brasil Petróleo formed the Consortium “Copel Energia a Gás Natural” aiming to develop feasibility studies for natural gas power plants in the State of Paraná. The consortium hired consultants to provide specialized technical services to conduct studies to identify the best location for the implementation of natural gas-fired thermoelectric projects in the state. In view of our decarbonization goal, the original project was terminated and the consortium terminated.

TPP Araucária (UEGA). As outlined in our Corporate Strategic Planning – Vision 2030 and in line with the decarbonization goals for our generation matrix, we undertook a competitive process in 2023 for the sale of our entire 81.2% interest in UEGA. On December 14, 2023, we announced to the market, through Material Fact 20/23, the signing of the Contract for the Purchase and Sale of Shares and Other Agreements (“CCVA”) with Âmbar Energia S.A. The completion of the transaction is subject to customary closing conditions, such as approval by antitrust authorities.

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

Generation Concessions

Of the 19 hydroelectric plants we operated in 2023, 14 were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five were operated in accordance with the 2013 Concession Renewal Law (HPP Capivari Cachoeira, HPP Chopim I, HPP Marumbi, HPP Mauá and HPP Colíder). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by us in 2013 (exception made only to HPP Rio dos Patos) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law. However, at the time the 2013 Concession Renewal Law was enacted, we elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. Please see below for further information on each of these concessions.

HPP Foz do Areia. Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law for the HPP Foz do Areia (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the HPP Foz do Areia for 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (“F.D.A”) on March 3, 2020, and, on the same date, requested a new concession from the Ministry of Mines and Energy pursuant to Federal Decree no. 9,271/2018, amended by Federal Decree No. 10,135/2019 and No. 10,893/2021, which allows this renewal associated with the sale of shares of the concession holder, within 12 months of the end of the term. On December 23, 2022, Decree No. 9,271 was further amended by Decree No. 11,307, to also enable the renewal of grants by sale of shares of a holder through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder. We have requested the MME for the full renewal of the concessions for our plants HPP Foz do Areia, HPP Segredo, and HPP Caxias, maintaining 100% participation. Our privatization enabled us to request the full renewal of the concessions for the Hydroelectric Plants HPP Foz do Areia HPP, HPP Segredo, and HPP Salto Caxias for 30 years from the signing of the new concession contract. The payment of the respective grant bonuses, stipulated at R$3,719.4 million according to Interministerial Ordinance of the Ministries of Mines and Energy and Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the Selic pro rata die rate on the value of the grant bonus from January 1, 2024, until the effective payment. Completion of this concession renewal process is currently awaiting the call from the granting authority to sign the new contracts. ANEEL approved the draft of the new concession agreements through Order No. 2,065/2023.

HPP Rio dos Patos. The concession of HPP Rio dos Patos was terminated and not submitted to a further bidding process due to the lack operational conditions.

HPP Mourão I and HPP Capivari Cachoeira. The granting authority submitted the concessions for HPP Capivari Cachoeira and HPP Mourão I to new bidding processes, pursuant to which new agreements should be in force for a 30-year period. Copel GeT was the winner in the bidding process related to HPP Capivari Cachoeira. With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the HPP Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046. We paid a total amount of R$574.8 million as signing bonus for this concession agreement. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market, and reduced to 70.0% on January 1, 2017. Copel GeT can sell remaining amount of energy generated by this plant on the Free Market or Spot Market.

HPP Chopin I. As the installed capacity of HPP Chopin I also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in our favor, valid for an indefinite term. In addition, pursuant to the same statute, we may notify the granting authority of our intention to extend: (i) in 2024, the concession of HPP Apucaraninha; and (ii) in 2025, the concessions of HPP Guaricana and HPP Chaminé. In the event we do not request the extension of these concessions, they will be subject to new bidding processes conducted by the granting authority.

TPP Figueira. Our concession for TPP Figueira expired on March 26, 2019. We had submitted a request to extend the concession for this plant on May 24, 2017, for an additional period of 20 years. On October 30, 2023, we requested the Granting Authority to cancel our previous application for the extension of the concession. This decision aligns with our Board of Directors’ directive, as outlined in Copel’s Strategic Planning 2030, to decarbonize our current portfolio and accelerate our move towards renewable energy.This plant has an installed capacity equivalent to 20 MW and underwent a recent modernization process. On February 23, 2024, ANEEL, through Order No. 561/2024, authorized the suspension of the commercial operation of the TPP Figueira generating unit. We expressed to the granting authority our expectation of receiving compensation for non-depreciated assets. This plant has an installed capacity equivalent to 20 MW and underwent a recent modernization process.

With respect to the concessions granted between 2011 and 2017 with no renewal right attached, we acquired the right to renew only one of the hydroelectric plants (“HPP Cavernoso II”) for a 30-year period, as a result of an amendment to the 2013 Concession Renewal Law by Law No. 13,360, of November 17, 2016.

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

In September 2020, the GSF Law was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 1,035/2022, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years.

In 2021, the government issued new legislation that changed the calculation method applied by CCEE for the financial compensation to plants participating in the MRE. For our plants 16 plants that adhered to the method, the compensation amount was R$1,570.5 million. ANEEL extended the terms of our grantings that adhered to new method to a total of 15,217 days (Resolutions No. 2,919 and No. 2,932).

In 2022, ANEEL authorized the extension of concession grants and authorizations and approved the amendment to the concession contracts for projects with our participation through Authorizing Resolutions nº 11,345/2022, nº 12,255/2022 and No. 11,132/2022.

In 2023, ANEEL acknowledged the extension of the concession period for the Mauá Hydroelectric Power Plant (HPP) due to a request for exemption from liability, extending the concession's end date to October 15, 2043. As a result, CCEE recalculated the plant’s financial compensation. Following this, ANEEL authorized the extension of the concession through Authorizing Resolution No. 14,896/2023, increasing the compensation period from 1,789 to 2,083 days.

The following tables sets forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date(5)
Foz do Areia(1)	May 1973	May 2003	January 2001	December 2024
Apucaraninha	October 1975	October 2005	April 2003	January 2027
Guaricana	August 1976	August 2006	August 2005	July 2028
Chaminé	August 1976	August 2006	August 2005	August 2028
Segredo	November 1979	November 2009	September 2009	September 2032
Derivação do Rio Jordão	November 1979	November 2009	September 2009	June 2032
Salto Caxias	May 1980	May 2010	September 2009	March 2033
Mauá(2)	June 2007	July 2042	Not extendable	June 2049
Colíder	January 2011	January 2046	Not extendable	January 2046
Cavernoso II	February 2011	February 2046	Not extendable	December 2050
Baixo Iguaçu(3)	August 2012	August 2047	Not extendable	December 2049
SHP Bela Vista(4)	May 2007	January 2041	Extendable	January 2041

(1)	In March 2020, the concession of Foz do Areia was transferred from Copel GeT to FDA pursuant to ANEEL Authorizing Resolution no. 8.578/2020. Copel GeT owns 100% of FDA Geração de Energia S.A.
(2)	Mauá was constructed by Consórcio Energético Cruzeiro do Sul, of which we own 51.0% and Eletrosul owns the remaining 49.0%. Grant extension in accordance with REH 3,242/2023.
(3)	Baixo Iguaçu was constructed by Consórcio Empreendedor Baixo Iguaçu, of which we own 30% and Geração Céu Azul the remaining 70%. The commercial operations of generation units 1, 2 and 3 of Baixo Iguaçu’s began in February 2019, Feburary 2019 and April 2019, respectively.
(4)	The consortium CBVG, formed by Copel GeT and Foz do Chopim Energética Ltda., won ANEEL Auction No. 003/2018 for SHP Bela Vista. In April 2019, the authorization to operate SHP Bela Vista was transferred from Foz do Chopim Energética Ltda. to Bela Vista Geração de Energia S.A through the ANEEL’s Authorizing Resolution no. 7,802/2019. In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia. The commercial operations of generation units 1, 2 and 3 began in June 2021, July 2021, August 2021 and June 2023 respectively.
(5)	Tems in this collum consider the extended term of the grantings.
Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

(1) On October 30, 2023, a request was submitted to the Granting Authority to withdraw the request to extend the concession for this plant.

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April2011	April 2046
Asa Branca II	May 2011	May 2046
Asa Branca III	May 2011	May 2046
Eurus IV	April 2011	April 2046
Santa Maria	May 2012	May 2047
Santa Helena	April 2012	April 2047
Ventos de Santo Uriel	April 2012	April 2047
Boa Vista	April 2011	April 2046
Farol	April 2011	April 2046
Olho D’Água	June 2011	June 2046
São Bento do Norte	May 2011	May 2046
Cutia(1)	January 2012	January 2042
Guariju(1)	January 2012	January 2042
Jangada(1)	January 2012	January 2042
Maria Helena(1)	January 2012	January 2042
Palmas	September 1999	September 2029
Potiguar(1)	May 2015	May 2050
Esperança do Nordeste(1)	May 2015	May 2050
Paraíso dos Ventos do Nordeste(1)	May 2015	May 2050
São Bento do Norte I(1)	August 2015	August 2050
São Bento do Norte II(1)	August 2015	August 2050
São Bento do Norte III(1)	August 2015	August 2050
São Miguel I(1)	August 2015	August 2050
São Miguel II(1)	August 2015	August 2050
São Miguel III(1)	August 2015	August 2050
Jandaíra I(2)	April 2020	April 2055
Jandaíra II(2)	April 2020	April 2055
Jandaíra III(2)	April 2020	April 2055
Jandaíra IV(2)	April 2020	April 2055
Vila Maranhão I(3)	January 2019	January 2054
Vila Maranhão II(3)	January 2019	January 2054
Vila Maranhão III(3)	January 2019	January 2054
Vila Ceará I(3)	January 2019	January 2054
Ventos de Vila Mato Grosso I(3)	December 2019	December 2054
Aventura II(4)	June 2018	June 2053
Aventura III(4)	June 2018	June 2053
Aventura IV(4)	June 2018	June 2053
Aventura V(4)	June 2018	June 2053
Santa Rosa e Mundo Novo I(5)	June 2018	June 2053
Santa Rosa e Mundo Novo II(5)	June 2018	June 2053
Santa Rosa e Mundo Novo III(5)	June 2018	June 2053
Santa Rosa e Mundo Novo IV(5)	June 2018	June 2053
Santa Rosa e Mundo Novo V(5)	June 2018	June 2053

(1)	Wind plants located at our Cutia wind farm complex.
(2)	The consortium formed by Copel GeT and Cutia Empreendimentos Eólicos S.A., won ANEEL Auction no. 004/2019 for Jandaíra Wind Complex (I, II, III and IV).
(3)	Vilas Complex, located in the State of Rio Grande do Norte, which we acquired in November 2021.
(4)	Aventura Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023
(5)	Santa Rosa e Mundo Novo Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023

The following table sets forth information relating to the terms of our generation hydroelectric plant, whose concession agreement has been executed under the terms and conditions of the 2013 Concession Renewal Law:

Hydroelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Capivari Cachoeira (Gov Parigot de Souza)	January 2016	January 2046	Not subject to extension	January 2053

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants(1)	Initial concession date	First expiration date	Final expiration date
Chopim I	March 1964	July 2015	Indefinitely
São Jorge	December 1974	July 2026	-
Cavernoso	January 1981	June 2033	-
Melissa	May 2002	Indefinitely	-
Pitangui	May 2002	Indefinitely	-
Salto do Vau	May 2002	Indefinitely	-
Marumbi	March 1956	May 2018	Indefinitely

(1)	Upon the expiration of concessions or authorizations for hydroelectric energy generation with installed capacity equal to or less than 5,000 KW, the relevant projects are subject to a registration regime in accordance with Brazilian Federal Law No. 9,074/1995, as amended by Brazilian Federal Law No. 13,360/2016. The operation of hydroelectric and thermoelectric plans with installed capacity of up to 5,000 KW are not subject to any concession, permission or authorization and require solely the registration with the granting authority.

We also have ownership interests in 11 other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2023.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	August 1998	September 2037	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	May 2040	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	June 2040	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinetely.	-
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinetely.	-
TPP Araucária	UEG Araucária Ltda.	December 1999	December 2029	Possible
HPP Arturo Andreoli	Foz do Chopim Energética	April 2000	July 2034	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Reduto	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Santo Cristo	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP São João	São Miguel do Gostoso I	March 2012	March 2047	Possible

Additionally, we hold a stake in the Solar Paraná photovoltaic plants. This venture operates in the distributed generation sector, meaning it is not classified as a generation project subject to authorization, concession, and registration, and it does not trade energy in the Electric Energy Trading Chamber (CCEE).

Transmission Concessions

Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 67.8% of our transmission revenues in 2023 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in January 2043.

In addition, in 2023, an aggregate of 32.2% of our transmission revenues derived from 11 other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period.

We intend to continue requesting extensions for all of our transmission concessions.

The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest), including the concession contracts for transmission lines and substations both in operation or under construction:

Transmission Facility	Initial concession Date	First expiration Date	Possibility of extension	Expected (or final) expiration date
Main transmission concession	July 2001	July 2015	Extended	January 2043
Bateias – Jaguariaíva	August 2001	August 2031	Possible	August 2061
Bateias – Pilarzinho	March 2008	March 2038	Possible	March 2068
Foz do Iguaçu – Cascavel Oeste	November 2009	November 2039	Possible	November 2069
Substation Cerquilho III	October 2010	October 2040	Possible	October 2070
Araraquara 2 – Taubaté	October 2010	October 2040	Possible	October 2070
Foz do Chopim - Salto Osorio	August 2012	August 2042	Possible	August 2072
Assis – Paraguaçu Paulista II	February 2013	February 2043	Possible	February 2073
Bateias – Curitiba Norte	January 2014	January 2044	Possible	January 2074
Realeza Sul – Foz do Chopim	September 2014	September 2044	Possible	September 2074
Assis - Londrina	September 2014	September 2044	Possible	September 2074
Curitiba Leste – Blumenau	April 2016	April 2046	Possible	April 2076

We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2023:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Umuarama - Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May,2072
Açailândia Miranda II	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Curitiba - Curitiba Leste	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Itatiba – Bateias	Mata de Santa Genebra Transmissora S.A	May 2014	May 2044	Possible	May 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September 2014	September 2044	Possible	September 2074
Ivaiporã – Londrina	Uirapuru Transmissora de Energia S.A.	March 2005	March 2035	Possible	March 2065

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

The economic-financial management indicator is breached when the cash flow generation, after deduction of the Regulatory Reintegration Quota (cota de reintegração regulatória) is below 111% of SELIC, which it is considered insufficient to comply with debt interest, or when the EBITDA is lower than the Regulatory Reintegration Quota or Regulatory Depreciation Expense (“QRR”). Non-compliance for one year obliges the concessionaire to limit the payment of dividends and interest on equity capital and prohibits new legal action and business deals between the concessionaire and its related parties. Non-compliance for two consecutive years allows ANEEL to terminate the concession.

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

The table below presents the economic and financial and quality indicators established for the last seven (7) years.

	Economic and Financial Indicators	Quality Indicators (1)		Quality Performed
Year	Indicator	DECi(2)	FECi(2)	DECi(2)	FECi(2)
2017	EBITDA(3) ≥ 0	12.54	12.54	12.54	12.54
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24	10.29	6.20
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74	9.10	6.00
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6) )	9.83	7.24	7.81	5 .55
2021	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.29	6.84	7.20	4.76
2022	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.19	6.80	7.98	5.29
2023	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.69	6.39	7.86	5.21

(1)	According to ANEEL’s Technical Note No. 0335/2015.
(2)	DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).
(3)	Earnings before interest, tax depreciation and amortization, as calculated according to ANEEL regulations.
(4)	QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. Until 2020, this value corresponds to the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement. As of 2021, it reflects the defined value in the last periodic tariff review and updated by the Regulatory B Parcel, is calculated pro rata.
(5)	As calculated according to ANEEL regulations.
(6)	Selic base rate: limited to 12.87% per year.
(7)	Limited to 9.009 % per year if it exceeds this percentage, and to 6.006 % if it falls under said percentage.

COMPETITION

We have concessions to distribute electricity in substantially all of the State of Paraná, and we do not face competition from the five utilities that have been granted concessions or permissions for the remainder of the state. As a result of legislation passed in 2004, however, other suppliers are able to offer electricity to our existing Free Customers at prices lower than those we currently charge. However, when a Captive Customer becomes a Free Customer, it is still required to pay to use our distribution grid. The reduction in net revenue of our distribution business is therefore compensated with a reduction in our costs for energy that we would otherwise acquire to sell to these customers.

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

Free Customers are limited to, as from January 1, 2022, those with a demand of at least 1.0 MW at any voltage; and, after January 1, 2023, those with a demand of at least 500 kW at any voltage. After January 1, 2024, customers with individual loads of less than 500 kW are also included, provided they are represented by a retail agent before the CCEE.

In 2023, free customers are costumers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.

In 2024, the customers classified as group A with a demand below 500kw can also choose to be supplied by other means of alternative sources (Ordinance 50/2020 MME). As of December 31, 2023, we had 1.624 Free Customers of our energy trading, representing approximately 10.6% of our consolidated operating revenue and approximately 18.0% of the total quantity of electricity sold by us.

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

On June 2021, a study was published by the Empresa de Pesquisa Energética (“EPE”) projecting a 30 GW growth on Generation Distribution in the next 10 years. Generation Distribution refers to the generation of eletricity close to or within the consumer site, and can involve any power, technology or energy source. In early 2022, the government adopted a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022), which esblished diferent categories of energy distribution, the creation of the Electric Energy Compensation System (Sistema de Compensação de Energia Elétrica – “SCEE”) and the Social Renewable Energy Program (Programa de Energia Renovável Social – “PERS”). The expansion ofGeneration Distribution services can adversely affect the demand of electricity and therefore impact the eletricity sector and the distribution concessionaires as a whole in the long-term.

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

We focus our business efforts on achieving better results that align with the priority Sustainable Development Goals (SDGs) of the Brazilian Electric Sector, namely: 7 (Affordable and Clean Energy), 8 (Decent Work and Economic Growth), 9 (Industry, Innovation, and Infrastructure), 11 (Sustainable Cities and Communities), and 13 (Climate Action). Additionally, in reinforcing our social commitment, we integrated SDG 4 (Quality Education) since 2022. In 2023, for the 18th time, we are part of the ISE B3 - Corporate Sustainability Index portfolio, highlighting our commitment to ESG.

We concluded our 2023 materiality process with one of the largest stakeholder consultations ever conducted by our company. The material themes are crucial for our strategic planning, indicating action priorities to be implemented across all areas and operations. They serve as important guidelines and contribute directly to our risk management. For the first time, we conducted a double materiality assessment, aligning with best market practices. This approach considers ESG aspects alongside financial aspects, strengthening our corporate strategy. We defined ten material themes: Corporate Governance; Economic and Financial Performance; Customer Satisfaction; Environmental Commitment; Social Commitment; People Management; Well-being, Health, and Safety for the Workforce; Transformation of the Energy Sector; Safety of the Population; and Sustainable Supplier Management.

Environment

Our construction and operation activities for the generation, transmission and distribution of electric energy and distribution of natural gas are subject to federal, state and municipal environmental regulations.

We believe we are in compliance with all material environmental regulations and, since the publication of Conama Resolution 01/1986, we have been preparing Environmental Impact Studies to support our environmental licensing requests for projects subject to such comprehensive licensing process by federal, state, and municipal regulations.

All our activities follow our Sustainability and Environmental Policies, which integrate corporate planning and sustainability management to optimize our financial, social and environmental performance. Also, our activities follow our Climate Change Policy, which establishes guidelines for the mitigation of greenhouse gas emission and improvements in our business, evaluating risks and opportunities related to climate change. Following the implementation of our Climate Change Policy, we annually disclose our greenhouse gas inventory, using the GHG Protocol methodology.

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

We aim to become 100% renewable by 2030, which is why we are considering divesting the thermoelectric plants in which we hold an equity stake, while also expanding our investments in wind and solar farms, as we have done in recent years. In line with this plan, we entered into the purchase agreement related to the total and voting capital of UEGA.

Our main strategic driver has become expanding our market share and becoming a reference in electricity generation, transmission, distribution, and also in the commercialization of renewable and sustainable energy. To achieve this goal, we have made significant commitments to decarbonize our business, further integrate the segments in which we operate to capture synergies, and achieve scale in products and services with discipline in capital management.

Social

We work in alignment with social issues, which internally are directed by the People Management, and Occupational Health and Safety Policies.

In 2021, we reviewed our Human Rights Policy to provide a clear guide for employees and other stakeholders on how we should act. The Human Rights due diligence work, which began in 2022, continued in 2023 with training and the publication of internal regulations. This will result in identifying potential risks throughout the value chain, which we will mitigate in the future. We also promote social inclusion through our social responsibility projects, focused on communities impacted by our business. In late 2021, we also reviewed our Human Rights Policy, to establish a clear guide for employees and other stakeholders on how we should act.

In 2022, we started the due diligence work in Human Rights, which will result in the identification of potential risks throughout the value chain, which will be mitigated by us in the future. We also committed to promoting diversity in leadership (40% increase in the current female representation) and to achieving zero fatal accidents involving employees and outsourced workers, reinforcing these processes as management priorities. In 2023, no cases of occupational diseases involving direct employees were recorded. However, there were fatalities resulting from accidents, comprising one in-house employee and four outsourced personnel.

We also promote the social inclusion through our social responsibility projects, focused on the communities impacted by our business. Reinforcing our commitment to social responsibility, we also approved, in 2022, the Social Investment Policy, which directs how donations and voluntary and non-voluntary contributions should be made.

In 2023, we published our Stakeholder Engagement Policy and an official corporate flow for Stakeholder Engagement. We also participated in the Ambition for the SDGs 2023 Program, an initiative proposed by the Global Compact worldwide, involving more than 650 companies globally. Our aim is to set ambitious targets for the Sustainable Development Goals. We presented the Student Energy Program, linked to SDG 4 - Quality Education, one of our priority SDGs, launched at the end of the same year.

Additionally, we partnered for the second year running in “Empowering Refugees” in Curitiba, a United Nations’ women project aimed at increasing the employability of migrant women. We primarily work on the project through corporate volunteering.

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

For the 17th time we were mentioned in the Corporate Sustainability Index - ISE B3, and we were selected to participate in the Corporate Sustainability Assessment (“CSA”).

Through an annual report, we reinforce our commitment to sustainable development and are accountable for our performance related to economic, social, environmental and governance aspects (“Integrated Report Copel”). This report follows the international guidelines of the Standards model of the Global Reporting Initiative (“GRI”), and the International Integrated Reporting Initiative (“IIRC”), and is submitted to independent assurance, to ensure the reliability of the information disclosed.

And understanding the relevance of the ESG theme for all stakeholders, in 2022, we launched the Sustainability Portal (copelsustentabilidade.com/en/), which presents all of our ESG information in accessible language.

On August 11, 2023, we ceased to be a state-controlled and were transformed into a corporation with dispersed capital and without controlling shareholder. In this context, our new bylaws came into force, including provisions that:

a) govern the Golden Share held by the State of Paraná;

b) exclude rules provided for in the State-Owned Companies Law;

c) establish that no shareholder or group of shareholders may exercise votes corresponding to more than 10% of the total votes conferred by the shares with voting rights in each resolution;

d) update the composition of the statutory committees, including the creation of a People Committee;

e) provide for all members of the Board of Directors to be elected by the general shareholders’ meeting, subject to the right to vote separately by shareholders holding preferred shares that meet the requirements set out in article 141, paragraph 4 of the Brazilian Corporate Law;

f) change the composition of our fiscal council to three full members and their respective alternates, with a term of office of one year, with re-election permitted;

g) establish that the value of the reimbursement of the shares of the dissenting shareholders will be calculated exclusively on the basis of the book value per share, according to the net equity contained in the latest financial statements approved by the general meeting;

h) adapt our structure to companies with dispersed capital and no controlling shareholder; and

i) protect shareholder dispersion through a poison pill.

In 2023, our senior management reviewed the regulations of its statutory bodies in light of our transformation into a corporation with dispersed capital and without controlling shareholder and initiated the operation of the People Committee, advising the Board of Directors. This allowed for the expansion of spaces for qualified analysis, knowledge production, and discussion of strategic topics to support board decisions.

Our wholly-owned subsidiaries – Copel Distribuição (“Copel DIS”), Copel Geração e Transmissão (“Copel GeT”), Copel Comercialização (“Copel Mercado Livre”), and Copel Serviços (“Copel SER”) – also have their own Boards of Directors focused on guiding and planning each of the businesses. Copel DIS and Copel GeT are registered as publicly traded companies in category B with the CVM. These registrations are part of our strategic planning and are not aimed at issuing shares. These measures also reinforce transparency and governance practices, as well as opportunities for diversification of financing sources and optimization of our debt profile.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the generation facilities described in “Business.” Of the net book value of our total property, plant and equipment as of December 31, 2023 (including construction in progress), generation facilities represented 53.3%, wind farms represented 43.2% and Elejor represented 3.0%. The value of property, plant and equipment from Araucária Thermoelectric Plant is presented under asset as held for sale, in view of the plant’s divestment process (see Note 39 to our audited consolidated financial statements). We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.

In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.9 to our audited consolidated financial statements.

THE EXPROPRIATION PROCESS

Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2023, we estimated our liability related to the settlement of such disputes to be R$112.8 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

The Brazilian eLECTRIC Power Industry

General

According to the Decennial Energy Plan - PDE 2032 released by the Empresa de Pesquisa Energética - EPE, the projected installed capacity of electricity generation in Brazil will be 228,896 MWm in December 2032.

As of December 2023, approximately 22.4% of the installed power generating capacity of Brazil is currently owned by Eletrobras. Through its subsidiaries, Eletrobras is also responsible for approximately 37.5% of the installed transmission capacity equal or above 230 kV within Brazil. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and Centrais Elétricas de Santa Catarina - CELESC, among others.

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

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:

•	In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

•	In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of BNDES, a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.
•	In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•	In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
o	Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
o	Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
o	Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
o	Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•	In 2004, Decree No. 5,163 was enacted to govern the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final customers. Among other matters, this decree:
o	provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
o	requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.

o	provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.
o	requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.
•	In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577/2012 (converted into Law No. 12,767/2012); and (ii) Provisional Measure No. 579/2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “—Concessions.”
•	In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “—Concessions—2013 Concession Renewal Law.”
•	In 2015, the Brazilian government enacted Provisional Measure No. 688/ 2015, converted into Federal Law No. 13,203/2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective Assured Energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to final customers upon payment of a risk premium to the Brazilian government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total Assured Energy.
•	In 2016, the Brazilian government enacted Provisional Measure No. 735/2016, converted into Federal Law No. 13,360/2016, which changed several federal laws mainly to: (i) revise certain rules related to regulatory charges (CDE, CCC and RGE) and appoint CCEE as the new manager of such charges in lieu of Eletrobras; (ii) facilitate the privatization of generation, transmission and distribution companies, (iii) change certain requirements of the generation concession and authorization regimes; (iv) change rules related to the MRE; (v) allow distribution companies to sell energy excess in the Free Market; (vi) extension of terms for commencement of the supply under energy auctions in the regulated market; and (vii) transfer back from MME to ANEEL the authority to decide about generation and transmission companies’ requests for extension of their facilities construction schedules.

•	In July 2017, the MME released the Public Consultation No. 033/2017, named “Proposal for improvement of the legal framework of the electricity sector.” This public consultation marks an important step to guide the MME in preparation of specific legislative proposals capable of providing measures of economic rationalization and modernization of the electricity sector.
•	In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Costumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•	In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession) This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession. In December 2022, the decree was amended by Decree No. 11,307/2022, in order to contemplate other forms of privatization of the holder of the generation concession in addition to the transfer of share control.
•	During 2018, the Brazilian government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•	In June 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – “CNPE”) launched a program pursuant to its Resolution No. 16 to boost the natural gas market and foster competition by promoting free competition and using Thermoelectric Plants as a vehicle for creating demand for the better use of natural gas from the Pre-Salt layer.
•	In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by customers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: customers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: customers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: customers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for customers with electric load below 500 kW.
•	In January 2020, the ONS implemented the Short Term Hydrothermal Dispatch Model (Modelo de Despacho Hidrotérmico de Curtíssimo Prazo – “DESSEM”), in order to optimize the operations of National Interconnected System (Sistema Interligado Nacional – “SIN”), and to reduce the difference between the planned dispatch and the one that is actually carried out by taking into account factors related to the electric grid, the operation of hydroelectric power plants, Thermoelectric Plants and other sector components. The execution of DESSEM meets the schedule set forth in Ordinance MME nº 301, dated July 31, 2019.

•	In September 2020, Law No. 14,052 (“GSF Law”) was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years. The resolution was amended by Normative Resolution No. 945/2021, changing the compensation methodology for plants that renegotiated the hydrological risk under Normative Resolution No. 684/2015. ANEEL later approved the deadlines for the extension of the grant of the plants participating in the MRE through Homologatory Resolutions No. 2,919/2021 and No. 2,932/2021. Those interested in adhering to new mechanism must withdraw from lawsuits related to the mitigation of hydrological risks of the MRE and execute a term of acceptance of such conditions.
•	In December 2020, through Normative Resolution No. 905/2020, ANEEL consolidated the rules for Electric Energy Transmission Services in the National Electric System, effective January 1, 2021.
•	Additionally, 2020 and 2021 were atypical years due to the COVID-19 pandemic, which required the introduction of various legal and regulatory measures, as highlighted below:
o	In March 2020, Decree No. 6 officially declared a state of emergency in Brazil, effective until December 31, 2020. On the same date, Decree no. 10,282 was released (complemented by Decree No. 10,288/2020), which regulated Law No. 13,979/2020 and dealt with the new COVID-19 measures, including directives regarding the operation of public services and essential activities, specifically the electricity sector and electricity generation, transmission and distribution. By means of Decree No. 117/2020, the MME also established a Crisis Committee within the Ministry’s scope to articulate, coordinate, monitor, guide and supervise the measures and actions taken against COVID-19 for the duration of the public health crisis. In line with the guidelines established by this decree, ANEEL issued Decree No. 6,335/2020, the Office of Monitoring the Electrical Situation (Gabinete de Monitoramento da Situação Elétrica), with the objective of identifying the effects of the COVID-19 pandemic on the electrical energy market and monitoring the economic-financial situation in relation to supply and demand, as well as coordinating studies of proposals to preserve equilibrium between different entities within the sector.
o	In March 2020, to ensure the continuity of electricity distribution services, ANEEL issued Normative Resolution No. 878/2020, solidifying the Agency’s first measures in order to guarantee the supply of electricity to certain consumer units that have lost the ability to remain compliant as a result of the COVID-19 pandemic. This especially concerns consumer units related to the supply of energy to services and activities considered essential, as defined by Federal Decrees No. 10,282/2020 and No. 10,288/2020.
o	On April 8, 2020, the Brazilian government issued Provisional Measure No. 950, which specified temporary emergency measures for the electricity sector to cope with the state of emergency by establishing an exemption in energy tariffs funded by the CDE for low-income customers for up to 220 kWh/month, for the period of April 1 to June 30, 2020. For this purpose, resources were provisioned by means of a credit operation aimed at providing financial relief to electricity distributors. On the same date, ANEEL published Order No. 986, authorizing the CCEE to transfer the surplus financial resources available in the reserve fund for future relief to the sector’s agents, based on consumption, with the aim of reinforcing the sector’s liquidity in the midst of the COVID-19 pandemic.
o	On May 18, 2020, Decree No. 10,350 was issued by the Brazilian government, which regulated Provisional Measure No. 950/2020 and provided for the creation of the COVID-19 Fund. This fund was to receive resources to cover potential deficits or anticipate distributors’ revenues and regulate the use of tariffs by the CDE for the purpose of payments and receipts of amounts to cover or defer costs arising from the COVID-19 pandemic. Through Resolution No. 885/2020, ANEEL established criteria and procedures for the management of the COVID-19 Fund. The value of the resources of the COVID-19 Fund given to concessionaires were made operational by the CCEE throughout 2020, considering, for this purpose, the existence of a positive balance in the fund.

o	In May 2020, by means of Order No. 1,511/2020, ANEEL, suspended the systematic application of the system for activating the Tariff Flags (Bandeiras Tarifárias), under exceptional and temporary circumstances, as provided for in Submodule 6.8 of the Procedures for Tariff Regulation. This added a “green flag” through December 31, 2020 to cover the electric sector’s costs with resources from the COVID-19 Fund. This was in effect until November 30, 2020, when it was revoked by ANEEL with the same-day issuance of Order No. 3,364/2020.
o	In September 2020, Provisional Measure No. 998/2020 was issued, due to important changes in the electricity sector rules to mitigate the effects on the consumer due to aid granted to companies as a result of the COVID-19 pandemic. After being approved by the House of Representatives on December 17, 2020 and by the Federal Senate on February 4, 2021, being sanctioned in March 2021 by the President of the Republic, through Law 14.120, of March 1, 2021. With the same purpose, Law No. 14,120 allowed the reallocation of certain P&D and energetic efficiency (“EE”) resources to the CDE account between 2021 and 2025 for certain projects. New enterprises for renewable energy among others are excluded from this benefit. New projects for hydrological energy with more than 30 MW capacity will be entitled to a discount in tariffs of 50% for 5 years counted a March 2, 2021 and 25% for the subsequent 5 years.
o	In 2021, Law 14,120/2021 also set a deadline for the definition of guidelines for the government for the granting of certain environmental benefits, aligned with certain efficiency, safety and competitiveness parameters, in connection with the efforts to modernize the electricity sector.
o	In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, and implemented pursuant to a schedule defined by MME Directive 301/2019.
o	In April 2021, CNPE Resolution 24/2021 approved the Guidelines on Cybersecurity for the Electricity Sector, as established in CNPE Resolution 1 of February 10, 2021, which created a working group with consideration for prevention, treatment, response and systemic resilience.
o	In April 2021, Law No. 14,134/2021 was approved, establishing the new regulatory framework for the natural gas market in Brazil. This law sets rules for the economic activities of transportation of natural gas through pipelines and changed the regime for economic exploration of such activity from concession to authorization to be granted by ANP. It also regulated the import, export, treatment, processing, storage and commercialization of natural gas, among other related activities.
o	In May 2021, Decree No. 10,707 was passed to regulate the legal provisions for the suspension of electricity supply to customers in the Free Market and reserve capacity contracts, with the goal of assuring the continuous supply of electricity.
o	In June 2021, several measures were adopted by the Federal Government to address the scarcity of hydroelectric power. Provisional Measure 1,055/2021 created the Chamber of Exceptional Rules for Hydroelectric Management (“CREG”) to establish emergency measures for the optimization of the use of hydroelectric resources and to combat water shortage, in order to preserve the continuity and security of the electro energetic supply in Brazil. The CREG was entitled to approve urgent measures proposed by the Comitê de Monitoramento do Setor Elétrico (“CMSE”) and if approved, compliance was mandatory by other regulatory agencies and entities in the sector. Among the measures adopted by CREG, the following stand out: (i) creation of an incentive program for the voluntary reduction of consumption by customers of Groups A and B in the regulated market; (ii) the regulation of Tariffs Flags, (associating the tariffs to level of scarcity of water and hydrological shortages); and (iii) the adoption of a simplified procedure to demand reserved capacity from 2022 to 2025.

o	In July 2021, Law No. 14,182 approved the privatization model of Eletrobras and also set new rules for the purchase of reserve capacity from natural gas thermoelectric plants in several regions of Brazil and the allocation of at least 50% of the demand declared by distributors to hydroelectric plants up to 50 MW in the A-5 and A-6 auctions.
o	In December 2021, the Brazilian government published Provisional Measure No. 1,078/2021, which allows the structuring of credit operations using the Energy Development Account (“CDE”) for amortization, the same structure used for Conta-Covid. This measure mitigates the mismatch between revenues collected from the tariff and the costs of generating energy through loans to distributors to equalize these costs. Decree 10,939/2022 further regulated the matter. Additionally, the measure also provides for the institution of extraordinary tariff flags when necessary.
o	In December 2021, ANEEL published Normative Resolution No. 964/2021, that regulates provides guidelines for cybersecurity policies and activities for the sector.
o	In December 2021, Decree No. 10,893/2021 was published, easing the requirements for the issuance of authorizations to implementation and operation of power plants. It lifted the requirements relating to proof of feasibility to connect to the transmission and/or distribution system for generation projects based on solar, wind, biomass or qualified cogeneration until March 2, 2022. ANEEL published the Normative Resolution No. 1,038/2022, in order to complement the procedures for obtaining the authorization grant, establishing a deadline of 54 months for the implementation of the authorized undertakings.
o	In December 2021, ANEEL published REN No. 1,000/2021, which defines in a simpler and more objective manner the responsibilities of the agents and the procedures to be followed by consumers so that universal access to the electric power service is available in an efficient and valuable manner.
•	In January 2022, the Federal Government published Decree No. 10,946/2022, which regulates the assignment of use of physical spaces and the use of natural resources in internal waters owned by the Union, in the territorial sea, in the exclusive economic zone and on the continental shelf for the generation of electricity from offshore projects. As a result, the MME published Normative Ordinance No. 052/2022, establishing the complementary procedures related to the assignment of onerous use for exploitation of offshore generation enterprise as well as creating, together with the Ministry of Environment, through Interministerial Ordinance No. 03/2022, the Unified Portal for Management of the Use of Offshore Areas for Power Generation.
•	Also, in January 2022, Federal Decree No. 10,939 regulated measures to address the financial impacts resulting from the water shortage that affected the country throughout 2021. CCEE authorized us to contract a loan for the creation and management of the Hydric Shortage Account, intended to cover, totally or partially, the costs of the balance of the centralizing account of the tariff flags for April 2022 and the importation of energy referring to July and August 2021. For Copel Distribuição S/A, an amount of R$145.8 million was received, fully reverted as a negative financial component, reducing the customers’ tariff in the tariff process of June 24, 2022. The payment will be diluted in the customers’ tariffs, in 54 installments, starting in the 2023 tariff readjustment process.

•	Throughout 2022, the increase in rainfall led to the recovery of water inflow, raising the reservoir levels and reducing the need to purchase energy from thermal plants, which have a higher generation cost compared to other sources. This situation favored the reduction of the value charged to the customers regarding the tariff flags, which were at the “Hydric Shortage” level from January to April 2022, changing to the green flag from May to December 2022.
•	In January 2022, the Government enacted Law No. 14,300/2022, which established the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (“SCEE”), and the Social Renewable Energy Program (“PERS”). In compliance with the approved Law, ANEEL approved Normative Resolution No. 1,059 that improves the rules for the connection and billing of microgeneration and minigeneration plants distributed in electricity distribution systems, as well as the rules of the Electric Energy Compensation System.
•	In June 2022, the Government enacted Law No. 14,385/2022, which regulated the exclusion of ICMS from the PIS and COFINS tax base and the refund of overpaid tax amounts by public service providers of electricity distribution. The refunded amounts are intended for tariff reduction. A key provision of Law 14,385/2022 was the resolution of the liability related to the collection of overpaid taxes by the distributors. The law mandates that these amounts be fully returned to customers through tariff processes, based on equitable criteria. In the tariff readjustment of Copel Distribuição S/A on June 24, 2022, a PIS and COFINS credit of R$1.593 billion was considered as a financial component that reduced the tariff for the period from July 2022 to June 2023.
•	In June 2022, the Complementary Law Bill (“PLP”) No. 18/2022 to limit the collection of ICMS on fuel, electricity, communications, and public transportation was converted into Complementary Law No. 194/2022, as they are considered essential and indispensable goods and services.
•	In June 2022, ANEEL altered the methodology for calculating the TUST and TUSD through Normative Resolution No. 1,024/2022, defining components that intensify the locational signal for defining the tariffs, applicable from the 2022/2023 cycle. Consecutively, Normative Resolution No. 1,041/2022 was published, establishing a transition period until 2027 for the full application of the new rules.
•	In July 2022, the CNPE approved, through Resolution 08/2022, the Plan for the Recovery of the Regularization Reservoirs of Hydroelectric Power Plants, over a period of up to 10 years, proposing short, medium and long-term actions, with the objective of improving, in an integrated manner, the policy, planning, governance, and regulation of the electric power sector and other sectors that use water resources, so as to optimize the multiple use of water.
•	In September 2022, ANEEL published Normative Resolution No. 1,040/2022, creating the Demand Response framework program, which allows the possibility of voluntary reduction or displacement of electricity demand by large consumers, as an alternative to be employed by ONS in the planning of the SIN operation.
•	In September 2022, the MME published Ordinance No. 050/2022, which established that as of January 1, 2024, customers classified as Group A (high voltage) may opt to purchase electricity from any concessionaire, permissionaire, or authorized power supplier in the National Interconnected System.
•	In December 2022, the Federal Government issued Decree No. 11,314 regulating the bidding and the extension of transmission concessions at the end of their term, conditioning the extension of the concession when the bidding is unfeasible or results in damage to the public interest, as long as the concessionaire formalizes the extension request at least 36 months before the end of the concession.
•	In February 2023, ANEEL approved the regulation of the Law No. 14,300/2022, establishing new guidelines, among other aspects (i) for charging for the use of the distribution grid, (ii) deadlines for distributors to carry out connection works, (iii) presentation of performance bonds. ANEEL’s Normative Resolution No. 1,059/2023 establishes how to insert the cost of tariff benefits of participants in the Electric Energy Compensation System - (“SCEE”) in the Energy Development Account (“CDE”) and in the tariff processes of distributors companies. From now on, new GD projects are subject, among other rules, to staggered payments of the so-called “Fio B,” starting at a percentage of 15% from this year until reaching full payment in 2029.

•	In March 2023, the Ministry of Mines and Energy (MME) established the General Protocol for Security and Management of Crisis Situations for Assets in the Electricity Infrastructure, Mining, Oil and its derivatives, Natural Gas, and Biofuels (PGC) through Normative Ordinance No. 61/2023 - MME. This protocol manages crises resulting from incidents that compromise the integrity or availability of services. Additionally, the Crisis Management Committee (CGC) was formed, comprising representatives from the MME and the General Directors of the regulatory agencies for electricity (ANEEL), mining (ANM), oil, natural gas, and biofuels (ANP), and the National Nuclear Security Authority (ANSN).
•	In April 2023, ANEEL published Normative Resolution No. 1,062/2023 to address improvements in the provision and remuneration of ancillary services in the National Interconnected System (SIN), obtained through Public Consultation. It also allowed the National Electric System Operator (ONS) to have alternative products for the provision of ancillary services in an experimental regulatory environment, with specific authorization from ANEEL.
•	Also, in April 2023, ANEEL published Normative Resolution No. 1,063/2023, which amended Normative Resolution No. 846/2019. This resolution established procedures and criteria for imposing penalties on energy sector agents associated with the safety of dams at hydroelectric plants regulated by ANEEL, in accordance with Law No. 12,334, of September 20, 2010. Following this, in May 2023, ANEEL published Normative Resolution No. 1,064/2023 to establish criteria and actions for the safety of dams associated with these regulated hydroelectric plants.
•	In July 2023, ANEEL published Normative Resolution No. 1,065, which established requirements and procedures related to the exceptional mechanism for the treatment of generation concessions and the Contracts for the Use of the Transmission System (CUST) signed by generating plants, as a result of Public Consultation No. 15/2023. Additionally, Normative Resolution No. 1,066/2023 introduced a new methodology for revising the Annual Generation Revenue (RAG) for the 2023-2028 cycle and the X Factor for hydroelectric plants under the assured energy and power quota regime, according to Law No. 12,783/2013.
•	Also, in July 2023, ANEEL concluded Public Consultation No. 45/2022, resulting in the publication of Normative Resolution No. 1,067/2023, which amended Normative Resolution No. 1,029/2022, consolidating the procedures and conditions for obtaining and maintaining the operational status and definition of installed and net power for electric power generation projects.
•	In August 2023, Federal Decree No. 11,648 established the Amazon Energies Program, coordinated by the MME. The program aims to promote investments in actions and projects in the isolated systems located in the Legal Amazon (Amazônia Legal) region. The objectives are to reduce electricity generation through fossil fuels, consequently lowering greenhouse gas emissions, enhancing the quality and security of the electricity supply, and structurally reducing the expenditures of the Fuel Consumption Account (CCC), as per Article 3 of Law No. 12,111/2009.
•	Also, in August 2023, the Federal Government published Decree No. 11,643, revoking the qualification of the remaining shareholdings issued by Centrais Elétricas Brasileiras S.A. - Eletrobras in the Investment Partnerships Program of the Presidency of the Republic and its exclusion from the National Privatization Program.
•	Also, in August 2023, ANEEL published Normative Resolution No. 1,070/2023 to amend the regulations regarding the procedures and requirements for conducting hydroelectric inventory studies of river basins, exploration, and granting of hydroelectric projects consolidated in Normative Resolution No. 875/2020. Additionally, Normative Resolution No. 1,071/2023 regulated the requirements and procedures to obtain authorization for wind, photovoltaic, thermal, hybrid, and other alternative energy generating plants, replacing Normative Resolution No. 876/2020.

•	In October 2023, the MME, in conjunction with the Ministry of Communications, through the Interministerial Ordinance MCOM/MME No. 10,563, established the National Policy for Sharing Poles - “Legal Pole” between electric power distributors and telecommunications service providers.
•	In November 2023, ANEEL published Normative Resolution No. 1,077/2023 to establish criteria for approving the transfer plan of corporate control of concessionaires, permit holders, or authorized entities for services and installations of electricity generation and transmission whose project is under implementation or in the process of expansion, as an alternative to the extinction of the concession, thereby amending Normative Resolution No. 846/2019.
•	In December 2023, ANEEL published Normative Resolution No. 1,081 to improve the regulatory framework concerning retail electricity trading, in terms of easing the requirements for migration to the Free Contracting Environment and other measures related to changes in the Trading Rules and Procedures by the CCEE.
•	Also, in December 2023, Federal Decree No. 11,835/2023 amended Decrees No. 5,177/2004, No. 6,353/2008, and No. 10,707/2021. The main purpose of these amendments was to promote changes in the governance structure of the CCEE. This included ensuring a legal framework for the representation of customers with a load of less than 500 kW through retail agents and reinforcing the possibility of the Chamber's involvement in energy certification systems.

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

•	In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:
o	Termination of the quota system applicable to hydropower plants concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the CDE in order to reduce what is charged to the population;
o	Lowering the minimum thresholds for accessing the Free Market;
o	Approach between the short-term price formation and the operating cost of the system;
o	Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
o	Effects of the migration of customers to the Free Market;
o	Market for environmental attributes;
o	Attraction of foreign capital for investments in the Brazilian energy sector;
o	More efficient tariff discounts;
o	Allocation of resources from the global reversion reserve to the transmission segment;
o	Guidelines for the use of research and development resources;

o	Modernization of the regulated market; and
o	Reduction of judicial disputes regarding the hydrological risk.
•	In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•	Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.
•	In 2020, due to the COVID-19 pandemic, discussions beginning in 2017 between the MME and the electric sector with regards to proposals for the industry’s improvement of the legal and regulatory framework were interrupted. This meant limited progress on measures such as PL No. 1,917/2015 and PLS No. 232/2016, which address issues such as the commercial model of the electric sector, the portability of electricity bills and concessions for electric energy generation. The COVID-19 pandemic also allowed for compromise within Special Commission of the House of Representatives, established in August 2019, regarding the Brazilian Electric Energy Code, which aims to consolidate electricity legislation that is currently scattered between ordinances issued by various government agencies. In 2021, the Congress reinitiated the discussions towards PL Nos. 1,917/2015 and PLS No. 232/2016 (now PL No. 414), the later now being labeled a priority bill under consideration of the Congress.
•	With regards to distributed generation, we highlight the publication of Law no. 14,300/2022, which establishes the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (SCEE), and the Social Renewable Energy Program (“PERS”).
•	The law allowed existing consumer units and those that file an access request within 12 months of its publication, to continue until December 31, 2045, the benefits currently granted through the Electric Energy Compensation System (“SCEE”). For consumer units requesting access after this deadline, the law established a transition period for the gradual charging of the compensated energy for tariff components not associated with the cost of energy.
•	In benefit of the modernization of the electric sector, the publication of Normative Rule no. 050/2022 stands out, establishing that as of January 1, 2024, customers classified as Group A may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the SIN, taking an important step towards the opening of the free power market, also making it possible that in the future customers connected at low voltage may benefit from it.
•	In October 2022, the MME launched Public Consultation 137/2022 with a proposal for the publication of an ordinance providing for the reduction of load limits for the contracting of electricity in the free market by customers connected at low voltage, as of January 1, 2028, with these customers to be represented by a retail agent before the CCEE.
•	In November 2022, in face of the insufficient capacity of the transmission system to flow the electric energy generated by new plants, the MME made available the drafts of the Ministerial Order referring to the guidelines and systematics of the competitive procedure for contracting the flow margin for generation, regulated by Decree No. 10,893/2021, which will allow the participation of generation projects, from solar, wind, biomass, or qualified cogeneration, which requested the granting of authorization without the presentation of access information, and for other projects that do not have a contract for the use of the transmission and distribution system.

•	In September 2023, through Ordinance No. 749/2023, the MME released Public Consultation No. 156/2023. This consultation included a proposal for a normative ordinance that establishes “General guidelines for addressing emergency situations of temporary restriction of electricity supply or situations with potential imminent risk of suspension of electricity supply in the Brazilian Electric System (“SEB”), related to specific actions deliberated by the Electric Sector Monitoring Committee (“CMSE”). Based on the contributions made by agents during the consultation, this proposed mormative ordinance is under evaluation by the MME.
•	We also highlight the following public consultations by the MME: (i) Public Consultation No. 152/2023 on expiring distribution concessions, submitting for Public Consultation the guidelines to be observed by the MME in conducting the process of the 20 electric power distribution concessions expiring between 2025 and 2031; (ii) Public Consultation No. 157/2023, in which the proposal for a CNPE resolution with new institutional governance and guidelines for methodologies and computer programs of the Brazilian electric sector was discussed; (iii) Public Consultation No. 158/2023, in which the proposal for a normative ordinance to establish guidelines for optimizing the use of inflexible electricity generation from thermal power plants in the National Interconnected System in a scenario of energy surpluses was discussed.
•	In December 2023, with the publication by ANEEL of Normative Resolution No. 1,081 for the improvement of the regulatory framework concerning retail electricity trading, with a focus on easing the requirements for migration to the Free Contracting Environment, it was determined that CCEE should submit a proposal for changes in the Trading Rules and Procedures for the opening of the second phase of Public Consultation No. 28/2023.
•	Also, in 2023, ANEEL published the Public Consultation No. 39/2023 to improve the Regulatory Impact Analysis Report on the regulation for Electric Energy Storage, including Reversible Plants, aiming to develop future proposals for regulatory adjustments necessary for the integration of storage systems in the Brazilian electricity sector.
•	Regarding debates on the legal framework and improvement of the regulatory framework of the electricity sector, especially Bills 414/2021 and 1,917/2015, there was no significant progress in 2023. They are still under analysis and processing by the legislative bodies. There is an expectation that in 2024, these bills will be reviewed and updated by the Federal Government to continue this process.
•	Bill No. 2,308/2023, which establishes the legal framework for fuel hydrogen and green hydrogen, is currently under consideration in the National Congress. It was approved in the Chamber of Deputies and has been sent to the Federal Senate for review and approval. Similarly, in the Federal Senate, Bill No. 5,816/2023, which addresses the low-carbon hydrogen industry, was approved and sent to the Chamber of Deputies for analysis.
•	Bill No. 5932/2023, which regulates the exploitation of offshore energy potential, is in its initial stages of processing.
•	Debates on the legal and regulatory framework of the electricity sector, particularly Bills 414/2021 and 1,917/2015, saw no progress in 2023. Legislative bodies are still analyzing and processing them. However, distributors are paying attention to these bills, studying their potential impacts. These bills should be a primary focus in Congress’s agenda for 2024.

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

In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the Spot Market. If the contract price proves lower than the current Spot Market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the Spot Market price, the distributor sells its excess energy at a loss. The Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the Free Market. Resolution No. 1,009, dated March 22, 2022, have recently provided additional rules on the methodology to be adopted by distribution companies with respect to the Mechanism of Surplus Sales (Mecanismo de Venda de Excedentes, or “MVE”).

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

Since 2004, CCEE has conducted 35 auctions for new generation projects, 29 auctions for energy from existing power generation facilities, ten auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources, 17 auctions for market adjustments, one simplified competitive procedures and two capacity reserve auction. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.

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

In addition, a distribution concessionaire may request an Extraordinary Tariff Review of its tariffs in case of evident economic-financial imbalance, according to the admissibility criteria established through the Tariff Regulation Procedures (PRORET), sub-module 2.9. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social – “COFINS”) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the CDE and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive customers in 2016, referring to the Angra III plant.

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

In accordance with this model, a green, yellow or red flag, as determined by ANEEL, is included in electricity bills sent to final customers, reflecting nationwide hydrological conditions (except for the State of Roraima). If a green flag is added to final customers’ bills due to satisfactory hydrological conditions, no additional charges are added. On the other hand, if these bills contain yellow or red flags, this indicates that distribution concessionaires are facing higher variable costs from the acquisition of electricity and will pass these costs on to final customers.

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

In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2023 will be R$5.45 billion.

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

ESS

The costs related to maintaining system reliability and stability when Thermoelectric Plants generate energy to meet demand in the National Connection System (“SIN”) are called System Service Charges, or Encargos de Serviços de Sistema (“ESS”). These amounts are paid by each entity that purchases energy in the Spot Market (“CCEE”), proportional to each such entity’s consumption.

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

Currently, CDE aims to fund several public policies in the Brazilian electricity sector, such as: universalization of the electricity service throughout the national territory; granting of tariff discounts to various users of the service (low income; rural; Irrigating; public water, sewage and sanitation services; incentive energy generation and consumption, etc.); low tariff on isolated electricity systems (Fuel Consumption Account - CCC); competitiveness of electricity generation from the national coal source; among others. The CDE is managed by CCEE since May 2017, pursuant to Federal Law No. 13,360/2016. This charge had been substantially reduced by the 2013 Concession Renewal Law (approximately 75% compared to its December 31, 2011 amount) in an attempt to reduce the cost of electricity paid by final customers. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE, provided that the Federal Treasury would also contribute with the CDE and permit the funds deposited in the CDE to be used in support of the electricity generation program in non-integrated electric grids (sistemas elétricos isolados) as well as to partially offset the increased costs borne by distribution concessionaires for the purchase of energy in the Spot Market as a result of the non-renewal of generation concessions due to the 2013 Concession Renewal Law.

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

Distribution concessionaires will be able to pass on to its Final Customers CDE charge, to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “—Regulated Market Account–ACR Account.”

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

Energy Reallocation Mechanism

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia, or “MRE”) attempts to mitigate the risks borne by hydroelectric generators due to variations in river flows (hydrological risk).

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

Companies holding concessions and permissions for the distribution of electricity are required to invest a minimum of 0.50% of their annual net operational revenues in research and development and 0.50% in energy efficiency programs. Starting January 1, 2023, these percentages were set to change to 0.75% and 0.25%, respectively. However, on July 19, 2023, Law 14,514 extended the 0.50% percentage for energy efficiency programs and research and development until December 31, 2025.

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

In addition to the applicable legislation mentioned above, it is also necessary to consider the actions of the so-called Intervening Bodies, which are entities related to the environmental licensing process. However, the Intervening Bodies also act on more specific issues, the most frequent being related to the National Indigenous Foundation (“Funai”), the Institute of National Historical and Artistic Heritage (“Iphan”), the Palmares Foundation, the Chico Mendes Institute for Biodiversity Conservation (“ICMBio”), among others.

All these regulations can increase the costs associated with the implementation of energy generation and transmission projects, since concessionaires need to fully adhere to all environmental laws and regulations.

According to Brazilian environmental legislation, any action that represents environmental risk can result in up to three types of liability: civil, administrative and criminal. Thus, those who violate an environmental law may be subject to administrative and criminal sanctions, and in cases of environmental damage, will have the obligation to repair or compensate the affected party and the environment. Administrative sanctions may include significant fines and suspension of activities. Criminal sanctions may apply to us and to individual company representatives simultaneously and may include include fines, and for individuals, including directors and employees of companies that have committed environmental crimes, possible imprisonment.

All of ours power generation, distribution and transmission facilities are subject to environmental licensing procedures and environmental licenses obtained by such facilities may establish several technical criteria. The maintenance of these licenses will still be subject to compliance with certain requirements, hence why we consistently act in compliance of applicable and relevant environmental legislation.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The information presented in this section should be read together with our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 that have been prepared in accordance with IFRS as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2023.

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

OVERVIEW

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates, with an increase of 2.3% in 2013 and 0.1% in 2014 and a decrease of 3.8% in 2015. The growth rate was equally negative in 2016, with a decrease of 3.3%. The economic environment showed signs of recovery in 2017, with an increase of 1.0% in growth rate. In 2018 and 2019, the economic environment continued to recover, with an increase of 1.3% and 1.1%, respectively, in growth rate. In 2020, the growth rate decreased by 4.1%. In 2021, the growth rate increased by 4.6%. In 2022, the growth rate increased by 2.9%. In 2023, the growth rate increased by 2.9%.

The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2023	2022	2021
Inflation (IPCA)	4.62%	5.79%	10.06%
Inflation (IGP-DI)	(3.30)%	5.03%	17.74%
Appreciation (depreciation) of the real vs. U.S. dollar	(7.8)%	(6.5)%	7.5%
Period-end exchange rate – US$1.00(1)	4.8407	5.2171	5.5799
Average exchange rate – US$1.00	4.9947	5.1648	5.3949
Change in real GDP	2.9%	2.9%	4.6%
Average interbank interest rates(2)	13.2%	12.5%	4.5%

(1)	The real/U.S. dollar exchange rate at December 31, 2023 was R$4.8413 per US$1.00.
(2)	Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).

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

Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented approximately 57.4% of the volume of electricity we made available in 2023, and accounted for 71.0% of our energy sales revenues, including revenues related to “Electricity Sales to Final Customers” and “Electricity Sales to Distributors”. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, our profits and cash flows may be adversely affected.

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.

•	In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•	In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•	In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred and included as a financial component in the 2015 annual adjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
•	In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s Average Tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.
•	In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.

•	In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.
•	In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive customers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Our retail tariff (residential B1) was reduced by an average of 11.8% during April 2017 due to the adjustment resulting from the removal of the Reserve Energy Charge (EER) tariff coverage of the Angra III plant, retroactive to the last Periodic Tariff Review, held in June/2016. As of May 2017, the tariff was reset, disregarding the effect arising from the retroactive adjustment, but maintaining the exclusion of the EER (Reserve Energy Charge) component of Angra III for the coming months, until June 2017, the month of the adjustment annual tariff.
•	In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.
•	In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.
•	In June 2019, ANEEL approved the annual adjustment of our Tariffs, increasing them on average by 8.57%, with -1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our customers was an increase by 3.41%.
•	In June 2020, ANEEL approved the annual adjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an aim to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff adjustment in the amount of R$536.4 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (“CVA”), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.
•	In June 2021, ANEEL approved the fifth periodic review of our Retail Tariffs, increasing them by 9.89% in average, of which: 1.19% related to the inclusion of financial components; 1.05% due to the update of Portion B; 8.62% related to the update of Portion A; and (0.98)% reflecting the removal of the financial components of the previous tariff process.

•	In June 2022, ANEEL approved our annual tariff adjustment with an average tariff increase of 4.90%, of which: -3.04% referring to the inclusion of financial components; 3.14% due to the update of Part B; 5.04% referring to the update of Part A; and -0.24% reflecting the withdrawal of financial components from the previous tariff process.
•	In June 2023, ANEEL approved our annual tariff adjustment with an average tariff increase of 10.50%, consisting of: -3.00% for the inclusion of financial components; 0.47% for the update of Part B; 9.66% for the update of Part A; and 3.37% for the withdrawal of financial components from the previous tariff process.

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

•	We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2023, our electricity purchases from Itaipu amounted to R$980.3 million;
•	Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Concessions—Auctions in the Regulated Market.”

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

Special Obligations

The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against the assets. The highest amount we recorded as special obligations as of December 31, 2023, from the distribution segment, was R$2,884.6 million as a reduction of intangible assets and R$83.0 million as a reduction of contract assets. More information in Notes 10.1 and 17.1 to our Financial Statements.

ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED

The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2023, 2022 and 2021:

Categories of purchaser	2023	2022	2021
Electricty Sales
Electricity sales to Final Customers
Average price (R$/MWh):(1)
All customers	315.54	369.09	426.23
Volume (GWh):
All customers	32,911	30,868	28,849
Total revenues from sales to Final Customers (millions of R$)	10,385	11,393	12,296
Electricity sales to distributors(4)
Average price (R$/MWh)(1)	157.7	155.58	320.83
Volume (GWh)	26,861	29,950	21,925
Total revenues (millions of R$)	4,236	4,644	7,034
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(5)	205.86	277.12	328.92
Volume (GWh)	4,762	5,272	5,435
Percentage of total Itaipu production purchased	7.5	7.5	8.2
Total cost (millions of R$)(6)	980.3	1,461.0	1,787.7
Purchases from Angra
Average cost (R$/MWh)	338.88	342.03	230.23
Volume (GWh)	872	928	976
Total cost (millions of R$)(6)	295.5	317.4	224.7
Purchases from CCGF
Average cost (R$/MWh)	158.41	127.98	116.10
Volume (GWh)	4,568	5,901	5,916
Total cost (millions of R$)(6)	723.6	755.2	686.3
Purchases from others(4)
Average cost (R$/MWh)	159.1	154.43	196.00
Volume (GWh)	35,932	36,024	34,719
Total cost (millions of R$)(6)	5,716.7	5,563.3	6,805.0

(1)	Average prices or costs do not consider “use of main distribution and transmission grid” revenue and were calculated by dividing (i) the corresponding revenues, including taxes, by (ii) MWh of electricity sold.
(2)	Includes Free Customers of Copel GeT and Copel Mercado Livre.
(3)	Includes public services such as street lighting, as well as the supply of electricity to government agencies, and Donations and grants.
(4)	Energy traded between our subsidiaries not included.
(5)	Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(6)	See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022 (Restated)
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers:	10,384.9	11,393.0
Electricity sales to distributors	4,235.6	4,534.5
Use of main distribution and transmission grid	10,930.6	9,843.7
Construction income	2,333.8	2,164.1
Result of Sectorial financial assets and liabilities	1,070.2	1,847.9
Other operating revenues	629.8	522.8
Fair value of assets from the indemnity for the concession	62.2	79.2
(-) Revenue deductions	(8,167.6)	(9,849.9)
	21,479.5	20,535.3
Operating Costs and Expense:
Electricity purchased for resale	(7,716.2)	(8,096.9)
Charge of the main distribution and transmission grid	(2,896.7)	(2,488.0)
Personnel and management	(1,878.3)	(977.9)
Pension and healthcare plans	(260.2)	(260.2)
Material	(102.7)	(90.5)
Materials and supplies for power electricity	(17.7)	(9.3)
Third-party services	(996.3)	(754.6)
Depreciation and amortization	(1,382.0)	(1,233.1)
Credit losses, provisions and reversals	(92.2)	(717.5)
Construction cost	(2,319.7)	(2,137.2)
Other costs and expenses	(430.5)	(489.3)
Provision for allocation of PIS and Cofins credits	-	(810.6)
	(18,092.6)	(18,065.1)
Equity in earnings of associates and joint ventures	307.8	478.6
Financial results	(1,205.0)	(2,005.9)
Profit before income tax and social contribution	2,489.7	942.9
Income tax and social contribution on profit	(354.1)	281.1
Net income from continuing operations	2,135.7	1,224.0
Net income (loss) from discontinued operations	191.5	(74.7)
Net income for the year	2,327.2	1,149.5
Net income attributable to controlling shareholders	2,258.8	1,112.0
Net income attributable to non-controlling interest	68.4	37.3
Other comprehensive income	(254.3)	210.0
Comprehensive income	2,072.8	1,359.3
Comprehensive income attributable to controlling shareholders	2,005.0	1,319.3
Comprehensive income attributable to non-controlling interest	67.8	40.0

Below is a discussion of the significant components of our results of operations, on a consolidated basis. For more information on our reportable segments, see Note 33 to our audited consolidated financial statements.

Results of Operations for 2023 compared with 2022

Operating Revenues (continuing operations)

Our consolidated net operating revenues increased by 4.6%, or R$ 944.1 million, in 2023 compared to 2022. This result reflected mainly an increase of R$1,173.4 million in our revenue from use of the main distribution and transmission grid partially offset by a decrease of R$ 705.7 million in the result of sectorial financial assets and liabilities (CVA) and the decrease of R$211.6 million in revenue from electricity sales to distributors. Below are the main reasons for variations in operating revenue accounts:

Electricity Sales to Final Customers. Our net revenues from electricity sales to Final Customers increased by 5.8%, or R$436.1 million, mainly due to the 0.5% growth in the billed captive market (18,375 GWh in 2023 compared to 18,280 GWh in 2022) and the tariff adjustment applied to the Energy Tariff (TE) component from the distributor in June 2023, with an average effect of 17.4%.

Electricity Sales to Distributors. Our net revenues from electricity sales to distributors decreased by 5.5%, or R$211.6 million in 2023 compared to 2022, mainly due to the 17.8% reduction in the amounts of electricity sold by Copel Mercado Livre through bilateral contracts (9,819 GWh in 2023 compared to 11,949 GWh in 2022).

Use of main distribution and transmission grid. Our net revenues from the use of main distribution and transmission grid increased by 24.3%, or R$1,173.4 million, mainly due to the 1.9% growth in Copel Distribuição’s billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD and the June 2023 tariff adjustment of Copel Distribuição, with an average effect of an increase of 6.32% in tariffs for the use of the distribution system (TUSD).

Construction income. Our net revenues from construction increased by 7.8%, or R$169.7 million, mainly due to higher investments in the energy distribution segment.

Sectorial Financial Assets and Liabilities. Our financial assets and liabilities result decreased by 42.1%, or R$705.7 million, as a result of the reduction in energy costs, considering net values.

Other Operating Revenues. Other operating revenues, considering net values, increased by 21.5%, or R$99.3 million, mainly due to higher income from leasing and rentals by the distributor, with emphasis on the greater volume of sharing of poles/fixing points.

Operating Costs and Expense (continuing operations)

Our consolidated costs of sales and services provided increased by 0.2% or R$27.4 million. The main factors that stand out in our operating costs and expense in 2023 are as follows:

•	Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 4.7%, or R$380.7 million, mainly due to reduction in contracted energy costs from Itaipu (R$980.3 million in 2023 compared to R$1,460.9 million in 2022) and the drop in the volume of electricity purchased (34,182 GWh in 2023 compared to 37,858 GWh in 2022), mainly by Copel Mercado Livre and Copel GeT, due to the improvement in the hydrological scenario.
•	Charge of the Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 16.4%, or R$408.7 million mainly due by higher costs with transporting energy on the basic grid and the higher value of Charge Reserve Energy – EER, partially offset by lower value of System Services Charges - ESS.
•	Personnel and management expenses. Expenses increased by 92.1% or R$900.4 million, mainly due the compensation of R$138.2 million paid in January 2023 regarding the bonus of the additional third of vacation (a compensatory amount related to the termination of certain benefits under previous collective agreements), the provisioning in the amount of R$610 million related to the Voluntary Dismissal Program (PDV) and the increase of R$134 million for the payment of performance bonuses (PPD) and profit sharing (PLR), reflecting the improvement in results.

•	Material for Power Electricity. Our costs and expenses increased of R$8.3 million due to the entry into operation of TPP Figueira in 2023.
•	Third-Party Services. Expenses related to third-party services increased by 32.0%, or R$241.8 million, due to higher costs for maintaining the electrical system and facilities, partially reflecting new assets, increased spending on customer service/call center, consulting for the acquisition process of the Aventura and Santa Rosa & Mundo Novo wind complexes, and expenses related to obtaining waivers in the process of our transformation into a corporation with dispersed capital and without controlling shareholder.
•	Depreciation and Amortization. Depreciation and amortization increased by 12.1%, or R$148.9 million, mainly due to the entry into operation of the Jandaíra Wind Complex, the TPP Figueira, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, and increased investments by Copel Distribuição.
•	Credit losses, provisions and reversals. Provisions and reversals decreased by R$625.3 million, mainly due to the extraordinary event in 2022 involving a provision in the fourth quarter of 2022 of R$452.7 million related to a dispute in arbitration (see Note 40.1 in our Financial Statements), the higher reversal of impairment of generation assets in 2023, with an increase of R$152.3 million, and a reduction of R$14.6 million in expected credit losses due to increased bill recovery and cuts in the distribution grid.
•	Construction Cost. Costs related to construction increased by 8.5%, or R$182.5 million, reflecting investments made in the distribution infrastructure of energy.
•	Other Costs and Expenses. Other costs and expenses decreased by 12.0%, or R$58.8 million, mainly due to lower ICMS credit losses and the fair value of electric energy generation concession assets.
•	Provision for allocation of PIS and Cofins credits: In 2022 we recognized the amount of R$810.6 in “Provision for the Allocation of PIS and COFINS credits” account to record the impacts of Federal Law 14,385/2022. For more information, see Note 12.2.1 to our audited consolidated financial statements.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures were R$307.8 million in 2023, a decrease of 35.7% compared to R$478.6 million in 2022. This variation resulted from equity accounting in jointly controlled electric power transmission companies, due to the reduction in inflation indices that adjust transmission contract assets, as well as the effects of the tariff revisions of Caiuá, Integração Maranhense, Matrinchã, and Guaraciaba that occurred in 2022 and were not recurrent in 2023.

Financial Results

We recognized an increase of financial results of R$800.9 million mainly due the expense of updating the provision for the allocation of PIS and Cofins credits in the amount of R$1.0 billion that occurred in 2022 and was non-recurring in 2023. They also impacted the increase in income from financial investments, partially offset by the increase in financial expenses with debt charges.

Income Tax and Social Contribution Expenses

Expenses with Income Tax and Social Contribution Expenses on December 31, 2022 totaled R$354.1 million. For more information, see Note 12.3 to our audited consolidated financial statements.

Discontinued Operations

Our net income from discontinued operations was R$191.5 million in 2023, compared to a net loss of R$74.7 million in 2022, mainly due to the impact of the provision for impairment of R$144.5 million in 2022, related to the Araucária thermoelectric plant, which was reversed by R$108.1 million in 2023.

Net Income (loss) for the year

In 2023, the consolidated net income was R$2,327.2 million, 102.5% higher than that obtained in the previous year, R$1,149.3 million. The increase is mainly due to the increase in net operating revenue, the reduction in provisions for litigation, the greater reversal of impairment and the impact of the provision for the allocation of PIS and Cofins credits recorded in 2022 and non-recurring in 2023, partially offset by the increase in expenses with personnel and administrators, increase in third-party services, higher depreciation and amortization resulting from new assets and the impact of deferred taxes on profits.

The net income of continuing operations (disregarding Compagas and UEGA, which are in the process of divestment) was R$2,135.7 million compared to R$1,224.0 million recorded in 2022, representing an increase of R$911.7 million or 74.5%.

Results of Operations for 2022 compared with 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022 (Restated)	2021 (Restated)
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers:	11,393.0	12,296.6
Electricity sales to distributors	4,534.5	4,529.5
Use of main distribution and transmission grid	9,843.7	10,088.2
Construction income	2,164.1	1,940.3
Result of Sectorial financial assets and liabilities	1,847.9	2,502.3
Other operating revenues	522.8	358.9
Fair value of assets from the indemnity for the concession	79.2	108.7
(-) Revenue deductions	(9,849.9)	(10,848.2)
	20,535.3	20,976.2
Operating Costs and Expense:
Electricity purchased for resale	(8,096.9)	(9,503.7)
Charge of the main distribution and transmission grid	(2,488.0)	(2,473.7)
Personnel and management	(977.9)	(1,506.0)
Pension and healthcare plans	(260.2)	(243.0)
Material	(90.5)	(66.2)
Materials and supplies for power electricity	(9.3)	-
Third-party services	(754.6)	(636.6)
Depreciation and amortization	(1,233.1)	(1,017.3)
Credit losses, provisions and reversals	(717.5)	(294.8)
Construction cost	(2,137.2)	(1,888.6)
Other costs and expenses	(489.3)	(356.3)
Provision for allocation of PIS and Cofins credits	(810.6)	-
Hydrological Risk Renegotiation - GSF		1,570.5
	(18,065.1)	(16,415.7)
Equity in earnings of associates and joint ventures	478.6	366.3
Financial results	(2,005.9)	(346.4)
Profit before income tax and social contribution	942.9	4,580.4
Income tax and social contribution on profit	281.1	(1,178.5)
Net income from continuing operations	1,224.0	3,401.9
Net income (loss) from discontinued operations	(74.7)	1,646.7
Net income for the year	1,149.5	5,048.6
Net income attributable to controlling shareholders	1,112.0	4,952.6
Net income attributable to non-controlling interest	37.3	96.0
Other comprehensive income	210.0	152.7
Comprehensive income	1,359.3	5,201.3
Comprehensive income attributable to controlling shareholders	1,319.3	5,105.2
Comprehensive income attributable to non-controlling interest	40.0	96.2

Operating Revenues (continuing operations)

Our consolidated net operating revenues decreased by 2.1%, or R$440.9 million, in 2022 compared to 2021. Below are the main reasons for variations in operating revenue accounts:

Electricity Sales to Final Customers. Our net revenues from electricity sales to Final Customers increased by 3.8%, or R$272.4 million, mainly due to the tariff adjustment applied to the Energy Tariff (TE) component from the distributor in June 2022, with an average effect of 4.9% and the growth in the number of Copel Comercialização customers.

Electricity Sales to Distributors. Our net revenues from electricity sales to distributors remained stable in the comparison between periods (R$3,814.4 million in 2022 versus R$3,801.3 million in 2021), a positive variation of 0.3% or R$13.1 million.

Use of main distribution and transmission grid. Our net revenues from the use of main distribution and transmission grid decreased by 8.8%, or R$466.2 million, mainly due to the lower remuneration of transmission assets, considering the negative effect of the IPCA; the increase in the distributor’s “Energy Development Account (CDE)” revenue-reducing account, intended to fund the CDE objectives provided for by law; and the effects of the reprofiling of the assets of the Existing System Base Network (RBSE) in 2021, non-recurring in 2022.

Construction income. Our net revenues from construction increased by 11.5%, or R$223.8 million, mainly to higher investments in the energy distribution segment.

Sectorial Financial Assets and Liabilities. Our financial assets and liabilities result decreased by 26.2%, or R$593.9 million as a result of the reduction in energy costs and other financial components.

Other Operating Revenues. Other operating revenues, considering net values, increased by 43.3%, or R$139.6 million, mainly due to rental revenue at the distributor with sharing of poles, as a result of the greater volume of allocated fixing points and contractual readjustments.

Operating Costs and Expense (continuing operations)

Our consolidated costs of sales and services provided increased by 10.0% or R$1,649.4 million, highlighted by a non-recurring event of R$810.6 million related to the provision for the allocation of PIS and Cofins credits in 2022. The main factors that we can highlight in our operating costs and expenses when comparing 2022 and 2021 are:

•	Electricity Purchased for Resale. Our purchased energy costs for resale decreased by 14.8%, or R$1,406.8 million, mainly due to more favorable hydrological conditions in 2022.
•	Charge of the Main Distribution and Transmission Grid. Expenses we incurred for our use of the main distribution and transmission grid increased 0.6%, or R$14.3 million due to the higher value of Charge reserve energy – EER, partially offset by lower value of System Services Charges - ESS.
•	Personnel and administrative expenses decreased by 35.1%, or R$528.1 million, mainly due to a lower provision for performance and profit sharing, a reduction in the provision for the voluntary dismissal program and the reduction in the number of employees.

•	Third-Party Services. Expenses related to third party services increased by 18.5%, or R$117.9 million, mainly due to the increase in maintenance costs of the electricity system, consumer service related to cuts, reconnections and inspections and the increase in outsourced labor and with communication and data processing.
•	Depreciation and Amortization. Depreciation and amortization increased by 21.2%, or R$215.8 million, mainly as a result of a revision of estimated useful life of certain assets in the generation segment, mainly due to the adherence, in 2021, to the hydrological risk renegotiation (GSF) and the start-up of new generation assets.
•	Credit losses, provisions and reversals. Accrual and provisions increased by 258.0%, or R$449.5 million, mainly as a result of an increase in provisions for litigation, reflecting mainly the increase in the estimate of losses in civil actions related to discussions in an arbitration.
•	Construction Cost. Costs related to construction increased by 13.2%, or R$248.6 million, mainly reflecting investments made in power distribution infrastructure.
•	Other Costs and Expenses. disregarding the effect positive of R$1,570.5 million in the 2021 referring to the renegotiation of the hydrological risk (GSF) and the negative effect of R$810.6 million related to the provision for the allocation of PIS and Cofins credits in 2022, other costs and expenses increased 37.3%, or R$133.0 million, mainly due to the increase in financial compensation for the use of water resources related to the higher volume of generation from hydroelectric plants and the increase in losses in the deactivation and disposal of assets. In 2022, we recognized the amount of R$810.6 million in “Provision for the Allocation of PIS and COFINS credits” account to record the impacts of Federal Law 14,385/2022, of June 27, 2022.

Equity earnings of associates and joint ventures

Equity earnings of associates and joint ventures was R$478.6 million in 2022, an increase of 30.7%, compared to R$366.3 million in 2021. This variation is a result of the positive result of equity in the electricity transmission jointly controlled companies, mainly as a result of the higher monetary restatement on contract assets.

Financial Results

We recognized a reduction in the financial result of R$1,659.5 million mainly due to the update of the provision for the allocation of Pis and Cofins credits. The increase in financial expenses with monetary and exchange variation and debt charges also had an impact, offset by the increase in income from financial investments.

Income Tax and Social Contribution Expenses

Credits to be recovered as of December 31, 2022 amounted to R$281.1 million, referring mainly to the greater tax benefit related to the payment of interest on equity. For more information, see explanatory note 12.3 to our December 2022 financial statements.

Discontinued Operations

Our net loss from discontinued operations was R$74.7 million in 2022, compared to a net income of R$1,646.7 million, mainly due to the dispatch of 2,195 GWh from the Araucária thermoelectric plant in 2021 compared to 238 GWh dispatched in 2022.

Net Income (loss) for the year

The consolidated net income in 2022 was R$1,149.3 million in 2022, compared to R$5,048.6 million in 2021. The reduction reflected an update and provision for the allocation of Pis and Cofins credits in 2022 with an impact on operating profit and the financial result, by the recognition in 2021 of the compensation for the renegotiation of the hydrological risk through the right to extend the concession of our plants referring to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism – MRE, partially offset by the higher tax benefit on the interest on equity recognized in the last quarter of 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our principal liquidity and capital requirements are to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.

We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and third-party resources (BNDES, other financial institutions and capital markets). As of December 31, 2023, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.5x (1.3x as of December 31, 2022) with a cash balance, equivalent to cash and bonds and securities of R$5,639.4 million (R$2,678.8 million of December 31, 2022 and R$3,488.9 million of December 31, 2021).

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

In addition to working capital, our other principal uses of cash are capital expenditures, dividend payments and debt servicing. Capital expenditures were R$2,302.8 million in 2023 and R$2,518.5 million in 2022. The following table sets forth a breakdown of our capital expenditures for the periods indicated. Our capital expenditures are focused on projects located in Brazil.

	Year ended December 31,
	2023	2022	2021
	(R$million)
Generation and transmission(1)	240.1	472.7	494.8
Distribution	1,966.5	1,848.1	1,623.0
Telecom	-	-	54.4
Investment of associates and joint ventures	10.8	4.8	31.0
Araucária Thermoelectric Plant(3)	9.9	153.6(2)	0.0
Compagas	25.4	23.1	14.3
Elejor	4.6	7.3	31.1
Others	45.5	8.9	6.7
Total	2,302.8	2,518.5	2,255.3

(1)	Considers investment in projects held 100% by Copel GeT.
(2)	Considers amounts referring to Major Inspection and Overhaul of the Plant, initially foreseen in the costing budget, which were reclassified as investments in the 2023 Financial Statements.
(3)	Araucária Thermoelectric Plant is in view of the divestment process (See Note 39 of the audited consolidated financial statements).

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.

Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2024 is R$2,432.2 million, of which:

•	R$265.2 million are for generation and transmission;
•	R$2,091.7 million are for our distribution business;
•	R$75.3 million are for other investments.

The following subsidiaries, which are not wholly owned by us, also budgeted their own capital expenditures for 2024, as described as follows:

•	Compagas: R$62.9 million, Compagas in the process of divestiture; and
•	Elejor: R$9.4 million.

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2023 was our operating activities. Net cash used by financing activities was R$2,696.6 million in 2023, compared with R$1,922.0 million in 2022. Net cash provided by operating activities was R$3,518.5 million in 2023, compared with R$3,902.6 million in 2022 and R$3,386.8 million in 2021. The decrease in 2023, compared to 2022, was mainly due to the greater volume of taxes, loan charges, financing, debentures and leases paid. The increase in 2022, compared to 2021, was mainly due to the improvement in the hydrological scenario, with a lower need to purchase energy. In 2024, we expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations, primary offering of our shares, and third party resources (BNDES, other financial institutions and capital markets).

Long-term debt has generally been used to finance our major capital expenditure projects, in particular capital expenditures acquisition financing programs offered by Federal Development Bank, as BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.

The following table shows the maturity of loans, financing and debentures:

	(R$million)
	Short Term	Long Term
	2024	2025	2026	2027	2028	2029	>2029	Total
Domestic Currency	1,901.6	3,430.2	2,447.5	1,387.6	711.1	1,200.0	3,884.3	14,962.3
Foreign Currency	-	-	-	-	-	-	-	-
Total	1,901.6	3,430.2	2,447.5	1,387.6	711.1	1,200.0	3,884.3	14,962.3

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

Our outstanding loans and financing (including debentures) as of December 31, 2023 totaled R$14,962.3 million. As of December 31, 2023, we had no debt outstanding denominated in U.S. dollars. For more information on the terms of these loans and financings including reference to their specific maturity dates and interest rate structure, see Note 20 and 21 to our audited consolidated financial statements. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:

Banco do Brasil:

•	As of December 31, 2023, we had R$751.1 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Debentures:

•	In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2023, we had an aggregate balance of R$200.9 million of outstanding debt under these debentures;
•	In September 2018, Copel GeT issued R$290.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$157.3 million under these debentures;
•	In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$349.6 million under these debentures;
•	In July 2019, Copel GeT issued R$1 billion in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$687.4 million under these debentures;
•	In November 2019, Copel Distribuição issued R$850 million in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1.45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$647.1 million under these debentures;
•	In June 2021, Copel Distribuição issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.7742% per year and CDI index + 1.95% per year with a ten-year and five-year maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$1,590.3 million under these debentures;

•	In October 2021, Copel GeT issued R$1.5 billion in simple, non-convertible debentures, in two series, with an interest rate of CDI index + 1.38% per year and IPCA index + 5.7138% per year with a five-year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$1,579.7 million under these debentures;
•	In May 2022, Copel Distribuição issued R$1.5 billion in simple, non-convertible debentures, in three series, with an interest rate of IPCA index + 6.1732% per year, CDI + 1.21% per year and CDI + 1.36% per year with a three-year, five year and ten-year maturity and payment of interest on semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$1,535.5 million under these debentures.
•	In January 2023, Copel GeT issued R$1.3 billion in simple debentures, not convertible into shares, in two series, with an interest rate of CDI + 1.40% p.a. and IPCA + 6.82% p.a. with a term of seven years and a term of twelve years and semi-annual interest payments. On December 31, 2023, we had a total outstanding balance of R$1,382.9 million under these debentures; and
•	In June 2023, Copel Distribuição issued R$1.6 billion in simple, non-convertible debentures, in three series, with an interest rate of CDI + 1.45% per year, CDI + 2.00 per year and CDI + 2.25% per year with a one year, four year and five-year maturity and payment of interest on semester basis. As of December 31, 2023, we had an aggregate outstanding balance of R$1,607.4 million under these debentures.

BNDES

•	In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million, maturing in October 2031. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2023, the aggregate outstanding balance of these two contracts totaled R$557.9 million;
•	BNDES has provided a loan to us of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which we have a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2023, we had an aggregate of R$98.5 million in outstanding debt with BNDES and Banco do Brasil under this facility;
•	In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2023, we had an aggregate of R$7.9 million in outstanding debt under this financing contract;
•	In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2023, we had an aggregate of R$136.4 million in outstanding debt under this financing contract;
•	In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2023, we had an aggregate balance of R$27.4 million of outstanding debt under this financing contract;
•	In December 2014, we entered into a financing contract with BNDES to finance the improvement of the distribution system of the greater Curitiba area, with maturity in 9.4 years. We have obtained a R$78.9 million funding on December 2014 and as of December 31, 2023, we had an aggregate outstanding balance of R$3.9 million under this financing contract;

•	In June 2015, we entered into a financing contract with BNDES in the total value of R$154.6 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2023, we had an aggregate balance of R$63.6 million of outstanding debt under this financing contract;
•	In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2023, we had an aggregate balance of R$22.4 million of outstanding debt under this financing contract;
•	In November 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2023, we had an aggregate balance of R$148.6 million of outstanding debt under this financing contract;
•	In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2023, we had an aggregate balance of R$522.0 million of outstanding debt under this financing contract.
•	In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.
•	Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2023 of R$15.3 million.
•	Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$36.7 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2023 of R$10.8 million.
•	In June 2020, we entered into a financing contract with BNDES in the total value of R$432.1 million for the implementing of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2023, we had an aggregate balance of R$392.7 million of outstanding debt under this financing contract.

CAIXA ECONÔMICA FEDERAL (CEF)

•	In December 2023, we had R$5.7 million in outstanding debt related to government programs to finance distribution projects.

BANCO DO NORDESTE

•	In May 2021, we entered into a financing contract with BNB for a total value of R$208.7 million for the construction of Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV Wind Farms, with a maturity of 17 years. As of December 31, 2023, we had an aggregate balance of R$191.5 million of outstanding debt under this financing contract.
•	In November 2021, we completed the acquisition of Vilas Complex, which is finance until 2039 for the Vila Maranhão I, Vila Maranhão II, Vila Maranhão III and Vila Ceará I, and until 2040 for and Vila Mato Grosso I. As of December 31, 2023, we had an aggregate balance of R$524.2 million of outstanding debt under this financing contract; and

•	In January 2023, we completed the acquisition of Aventura and Santa Rosa & Mundo Novo Wind Farms, which are financed until 2039 for Aventura II, Aventura III, Aventura IV and Aventura V, and until 2043 for Santa Rosa e Mundo Novo I, Santa Rosa e Mundo Novo II, Santa Rosa e Mundo Novo III, Santa Rosa e Mundo Novo IV and Santa Rosa e Mundo Novo V. As of December 31, 2023, we had an aggregate balance of R$868.9 million of outstanding debt under this financing contract.

In May 2022, Copel Distribuição received the amount of R$145.8 million, recognized as a financial component to cover the additional costs associated with the water scarcity situation that affected the country throughout 2021, the amount started to be collected monthly for the CDE Water Scarcity Account, in quotas approved by Aneel as of June 2023.

We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings.”

In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 36 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$102,523.8 million on December 31, 2023. These commitments are expected to be settled as follows: R$7,446.7 million in less than a year, R$21,367.0 million from one to 5 years and R$73,710.1 million after 5 years.

In Note 34.2.2 to our consolidated financial statements, we present the expected values for settlement of contractual obligations undiscounted in each time range. Our projections are based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Brazilian Central Bank’s Focus Report.

Item 6. Directors, Senior Management and Employees

We are managed by:

•	a Board of Directors, which is currently composed of 7 members; and
•	an Executive Board, which is currently composed of 8 members.

BOARD OF DIRECTORS

The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association.” The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current seven members of the Board of Directors:

•	four were elected by shareholders holding ordinary shares;
•	one was elected by minority shareholders (holding voting shares);
•	one was elected by minority shareholders (holding outstanding non-voting shares); and
•	one was elected by our employees.

On March 20, 2024, two members of our Board of Directors, Mr. Fernando Tadeu Perez, elected by the majority vote of common shareholders, and Ms. Lucia Maria Martins Casasanta, elected by a separate vote of minority common shareholders, resigned from their positions.

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

The terms of the current members of the Board of Directors expire in April 2025. The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Marcelo Souza Monteiro	Director	2023
Carlos Biedermann	Director	2019
Fausto Augusto de Souza	Director	2021
Marco Antônio Barbosa Cândido	Director	2018
Jacildo Lara Martins	Director	2023
Geraldo Corrêa de Lyra Junior	Director	2023

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

Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. and a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997 and 1994), and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). He attended professional programs such as Improvement in Governance for Directors and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations by IBGC (2022) and Continued Development Plan for Directors by IBGC (2022). At Companhia Paranaense de Energia - Copel, Mr. Cândido is currently a member of the Board of Directors, Member of the Statutory Audit Committee, and Coordinator of the Investment and Innovation Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Aebel, Expreso Princesa dos Campos and Athena Saúde S.A. Previously, at Copel he was Chairman of the Statutory Audit Committee (2017-2023); member of the Sustainable Development Committee and member of the Board of Directors of Copel Distribuição S.A. He also was a member of the Board of Hospital Santa Rita and Santa Rita Saúde health care provider in the city of Maringá - PR (2015-2019), at Grupo Positivo (2014-2016) and at Sistema de Saúde Mãe de Deus, in the state of Rio Grande do Sul - RS (2014-2015); Chief Executive Officer at Grupo Paysage (2013-2015), Grupo Marista (2012-2013), and at Associação Paranaense de Cultura - APC, a parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); besides being a full professor, researcher and dean at Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013).

Geraldo Corrêa de Lyra Junior. Mr. Lyra was born on August 15, 1964. He holds an MBA in Politics and Defense from Centro Universitário de Lins - UNILINS (2015), an MBA in Advanced Executive Development - Process Management at Fluminense Federal University (2008); and a Bachelor of Aeronautical Sciences as Colonel Aviator at the Air Force Academy - AFA (1987). He also attended several courses such as Higher Defense Course from Escola Superior de Guerra - ESG (2015); Aerospace Policy and Strategy Course from Escola de Comando e Estado-Maior da Aeronáutica (2015); and Command and General Staff Course at the Aeronautics Command and General Staff School (2008). At Copel, he is member of the Board of Directors and member of the Investment and Innovation Committee. He previously was member of the Minority Committee at Copel (2023); Brazilian Military Representative at the FAB UN Disarmament Conference (2013-2014); Commander of the FAB Brasília Air Base (2011-2012); and Commander of the Presidential Aircraft of the Federal Government (2003-2011).

Jacildo Lara Martins. Mr. Martins was born on October 28, 1966. He holds a Bachelor of Laws from UniOpet University (2012) and is pursuing a Post-graduation degree in Public Law with emphasis on Constitutional Law and a Post-graduation in Environmental Law, both at Escola Superior Verbo Jurídico. At Copel, he is a Member of the Board of Directors. He previously was Member of the Minority Committee at Copel (2023); Information Technology Manager at Itaipu Binacional (1991-2019); and Data Processing Center Manager at Cetil Data Processing (1980-1985).

Marcelo Souza Monteiro. Mr. Monteiro was born on November 3, 1963. He holds a Master’s Degree in Economics from the Pontifical Catholic University of Rio de Janeiro - PUC/RJ (1993) and a Bachelor’s Degree in Economics from the Fluminense Federal University - UFF (1986). At Copel, he is member of the Board of Directors, member of the Investment and Innovation Committee and member of the People Committee. He also is an independent member of the Copasa Board of Directors. He previously was an independent member of the Board of Directors of Equatorial (2015-2019), Triunfo Participações (2010-2015), CESP (2010-2012), and Taesa (2014-2015); and member of the Supervisory Board of Equatorial Energia/CEMAR (2009-2010).

EXECUTIVE BOARD

Our Executive Board meets fortnightly and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our bylaws and the Board’s rules of procedure.

According to our bylaws, our Executive Board consists of nine members. The Executive Officers are elected by the Board of Directors for two-year terms, reelection being permitted, but may be removed by the Board of Directors at any time. The terms of the current members of the Executive Board expire in December 2025. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Ana Letícia Feller	Chief Business Management Officer	2018
Adriano Rudek de Moura	Chief Financial and Investor Relations Officer	2017
Cassio Santana da Silva	Chief New Business Development Officer	2019
Eduardo Vieira de Souza Barbosa	Chief Legal and Compliance Officer	2019
Vicente Loiácono Neto	Chief Assistant Governance, Risk and Compliance Officer	2018
David Campos	Chief Assistant Communications Officer	2019
Fernando Antonio Gruppelli Junior	Chief Assistant Regulation Officer	2024

The following are brief biographies of the current members of our Executive Board:

Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). He attended professional development programs such as Improvement in Governance for Administrators and Supervisory Board members of State-Owned and Mixed Economy Companies by IBGC (2022); Continuous Development Plan for Administrators by IBGC (2022). At Companhia Paranaense de Energia - Copel he is currently Chief Executive Officer and serves as Chairman of the Board of Directors of Copel’s wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). He is also Full member in the consumption category of the Board of Directors of ONS - Operador Nacional do Sistema Elétrico. Previously at Copel he acted as Member and Executive Secretary of the Board of Directors (2019-2023); Member of the Investment and Innovation Committee (2021-2023); and Member of the Sustainable Development Committee (2021-2023). He was also Chairman of F.D.A. Geração de Energia Elétrica S.A. (2019-2022); Chairman of the Board of Directors of Copel Telecomunicações S.A. (2019-2021); Executive Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Business Officer at Sistema Brasileiro de Televisão - SBT (2017-2018); Chief Institutional Officer at Grupo Silvio Santos (2010-2017); General Director at Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); Chairman at the Brazilian Association of Radio and Television Broadcasters - Abert (2006-2016); Executive Officer at Grupo Paulo Pimentel (2001-2010); and Programming and Production Manager at Grupo Paulo Pimentel (2000-2001).

Ana Letícia Feller. Ms. Feller was born on October 15, 1977. Besides holding an Executive MBA degree, from Fundação Dom Cabral (2022), she received an MBA degree in Leadership with emphasis in Management, from Estação Business School (2015); a Post-graduate degree in Management with emphasis in Strategic People Management, from FAE Centro Universitário (2009); and a Post-graduate degree in Labor Law, from Unibrasil (2005). She holds a Bachelor’s degree in Law from Pontifícia Universidade Católica do Paraná (2000) and attended professional development courses such as Improvement in Governance for Administrators and Supervisory Board members of State-Owned and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). She is currently Copel’s Executive Director of People and Business Management; Member of the Board of Directors of Copel Distribuição S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). Ms. Feller has been a Lawyer at Companhia Paranaense de Energia - Copel since 2002, where she also served as Member of the Board of Directors of Copel Comercialização S.A. (2018-2020), Copel Telecomunicações (2019-2021); Assistant to the Chief Business Management Officer (2017-2018); Chair of the Permanent Compensation Committee (2017-2018); Chair of the Management Committee (2017-2018); Human Resources Chief Official (2007-2010 and 2013-2017); and member of the Ethical Guidance Council (2006-2008 and 2010-2012). Additionally, she was an alternate member of the Deliberative Council of Fundação Copel de Previdência e Assistência Social (2014-2018).

Adriano Rudek de Moura. Mr. Moura was born on September 25, 1962. Mr. Moura holds a degree in Accounting from Centro Universitário Ítalo Brasileiro - Unítalo (1985) and received a post-graduate degree in Finance and Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI/USP (1997). He attended several professional development programs at Instituto Brasileiro de Governança Corporativa - IBGC (2021, 2022, 2021, 2020 and 2018), at Fundação Dom Cabral (2019), at Duke’s Fuqua School of Business (2010) and at Harvard Business School (2007). Mr. Moura is currently Copel’s Executive Director of Financial and Investor Relations. He is also Chief Financial and Investor Relations Officer of Copel Geração e Transmissão S.A. and Copel Distribuição S.A.; Chief Financial Officer of Copel Comercialização S.A.; and Chief Financial Officer of Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously, he was Chief Executive Officer and Executive Secretary of the Board of Directors at Copel Serviços S.A. (2022-2023); Latin America CFO & IRO at Electrolux (2003-2017); Brazil CFO & IRO at Electrolux (1999-2003); Brazil Controller at Electrolux (1997-1999); Vice-president at Associação Nacional de Fabricantes de Produtos Eletroeletrônicos (National Association of Home Appliance Manufacturers) (2013-2015); member of the Board of Directors at CTI (2011-2017) and at Eletros (2013-2015); member of the Supervisory Board at Gafisa (2009-2014); Tenda (2009-2014); and Alphaville (2012-2013); graduate school Professor at Fundação Armando Alvares Penteado - FAAP (1999); Professor at Faculdade de Administração de Empresas e Economia do Paraná - FAE (1995); and auditor and consultant at Arthur Andersen (1982-1997).

Cassio Santana da Silva. Mr. da Silva was born on August 14, 1978. He holds a Bachelor’s degree in Business Administration from Universidade Federal do Paraná - UFPR (2002); and an Executive MBA from Fundação Getúlio Vargas - Rio de Janeiro (2003). He attended several professional development courses such as PDCA 2022/2023 - Human Capital Workshop by IBGC (2023); Improvement in Governance for Administrators and Supervisory Board members of State-Owned and Mixed Economy Companies by IBGC (2022); Continuous Development Plan for Administrators by IBGC (2022). He is currently Executive Director of New Business at Companhia Paranaense de Energia - Copel, Chief Executive Officer of Copel Serviços S.A., Member of the Board of Directors of Copel Geração e Transmissão S.A., Member of the Board of Directors of Copel Comercialização S.A., Member and Executive Secretary of the Board of Directors of Copel Serviços S.A. Previously, he was a member of the Board of Directors at F.D.A. Geração de Energia Elétrica S.A. (2019-2022) and held leading positions in many multinational companies, such as Business Unit Manager at Telefônica Brasil S.A. (2014-2019); Senior Brand and Trade Manager at Kimberly Clark (2011-2013); Marketing and Trade Marketing Manager at Danone Northeastern Business Unit (2009-2011); National Trade Marketing Manager at Danone (2008-2009); Trade Marketing Manager at Philip Morris (2007-2008); Regional Sales Manager at Ambev in the Dominican Republic (2006-2007); and Trade Marketing Manager at AmBev (2002-2006).

Eduardo Vieira de Souza Barbosa. Mr. Barbosa was born on October 3, 1982. Mr. Barbosa holds a Graduate Degree in Business Law and Citizenship from Unicuritiba and a graduate degree in Constitutional Law from Academia Brasileira de Direito Constitucional - ABDConst, besides a Bachelor’s degree in Law from Universidade Tuiuti do Paraná - UTP. He attended professional development courses such as Improvement in Governance for Administrators and Supervisory Board members of State-Owned and Mixed Economy Companies by IBGC (2022) and Continuous Development Plan for Administrators by IBGC (2022). He is currently Copel’s Legal and Compliance Executive Director, as well as the Chief Legal and Institutional Relations Officer of Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Renováveis S.A. (currently Copel Serviços S.A.). Previously he acted as Chairman of the Board of Directors of the Brazilian Association of Electricity Companies - ABCE (since 2023); Chairman of the Energy Law Commission of the OAB/PR (since 2022); Coordinator of the Postgraduate Course in Energy Law and Strategic Aspects of the Electricity Sector at the Federal Judges School - ESMAFE/PR (since 2022); Vice-Chairman of the Energy Law Commission of OAB/PR (2019-2022); Member of the Board of Directors of the Brazilian Association of Clean Energy Generation - ABRAGEL (since 2019); Member of the Board of Directors of the Brazilian Association of Independent Power Producers - APINE (since 2020); Chief Executive Officer of Copel Renováveis S. A. (2019-2021); Chief Legal Officer of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Committee) (2011-2016) and Member of the Political Council (2013-2016) at the State of Paraná Trade Association; Strategic Consultant of Companhia Paranaense de Saneamento do Paraná - Sanepar, Assistant to the Chief Legal Officer (2015); Member of the Board of Directors, elected member of the Executive Board and member of the Auction Committee of the Commercial Registry of the State of Paraná (2015-2018); Chief Prosecutor of the Commercial Registry of the State of Paraná (2011-2015); Professor at the Centro de Estudos da Administração Pública - Ceap (Public Administration Studies Center) (2014) and visiting professor of Public Administration; Member of the Board of Directors of the Instituto Paranaense de Direito Eleitoral - Iprade (Electoral Law Institute of Paraná) (2010); Member of the Electoral Law Committee of the Brazilian Bar Association - State of Paraná - OAB/PR (2010); Founding partner at Vieira Barbosa & Carneiro law office (2009); and Legal adviser and referee to legal and individual entities directly and indirectly connected to the Public Administration.

Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He holds a Master’s Degree in Business Law and Citizenship from Centro Universitário Curitiba - Unicuritiba (2021); a post-graduate degree in Civil Procedure Law - Great Transformations from Universidade do Sul de Santa Catarina (2010), and a Bachelor’s degree in Law from Centro Universitário Curitiba – Unicuritiba (2007). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Supervisory Board Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). Mr. Loiácono is currently Copel’s Deputy Director of Governance, Risk and Compliance. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Advisor to the Chief Executive Office (2017-2018) and to the Chief Legal Office (2013); and as Member of the Ethical Guidance Council (2014). He also was Coordinator of the Risk and Compliance Committee of Instituto Brasileiro de Executivos de Finanças no Paraná - IBEF-PR (2020-2021); member of the Comission on Corporate Compliance and Anti-corruption of the Brazilian Bar Association - OAB-PR (2019-2021); member of the Comission of Employee Lawyers of the Brazilian Bar Association - OAB-PR (20219-2021); member of the Supervisory Board of Fundação Copel de Previdência e Assistência Social (2015); and deputy coordinator of the Conselho de Jovens Empresários - CJE (Young Entrepreneurs Council) at the State of Paraná Trade Association (2014-2016).

David Campos. Mr. Campos was born on November 05, 1969. Mr. Campos received a Bachelor’s degree in Social Communication - Journalism from Universidade Estadual de Ponta Grossa - UEPG (1990). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Supervisory Board Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). He is currently Deputy Director of Communications at Companhia Paranaense de Energia - Copel. Previously he acted as Journalist at the Curitiba Urban Planning and Research Institute (2018); Chief Communication Official at Itaipu Binacional (2017); Municipal Secretary of Social Communication at Curitiba Municipality (2011-2012); Head of the Mayor’s Office in Curitiba (2010); Chief Journalist at the State of Paraná Legislative Assembly (2001-2009); Secretary of Social Communication for the State of Paraná (1999-2000); and Municipal Secretary of Social Communication at Curitiba Municipality (1997-1998).

Fernando Antonio Gruppelli Junior. Mr. Gruppelli was born on May 8, 1969. He holds an Executive MBA in Finance: Controllership, Auditing and Compliance from Fundação Getúlio Vargas - FGV (2021), a Master's Degree in Electrical Engineering and Industrial Informatics from Universidade Tecnológica Federal do Paraná - UTFPR (2006), a Bachelor's Degree in Economic Sciences, with a major in Economic Engineering, from Faculdade Católica de Administração e Economia - FAE (1994) and a Bachelor's Degree in Engineering, with a major in Electrical Industrial Engineering, from Centro Federal de Educação Tecnológica do Paraná - CEFET-PR (1994). He also attended the Business Management Course at the Dom Cabral Foundation (2017) as a professional development course. He is currently Deputy Director of Regulation at Companhia Paranaense de Energia - Copel, where he has worked as an Electrical Engineer since 1997. He is also a member of the Board of Directors of ABRADEE, a member of the Board of Directors of Caiuá Transmissora de Energia S.A. and Vice-President of Distribution at BRACIER (Brazilian Committee of CIER: Commission for Regional Energy Integration). He previously acted as Chief Official of Regulation, Finance and Distribution Expansion Planning (2017-2023) and Chief Official of Distribution Management (2017) at Copel Distribuição S.A. - Copel DIS; Member of the Board of Directors at Lactec (2014-2017); Chief Official of Distribution Expansion Engineering at Copel Distribuição - Copel DIS (2013-2017); Manager of the Planning, Projects and Works Department at Copel Distribuição - Copel DIS (2007-2013); Senior Electrical Engineer in the fields of distribution planning, underground networks, research and development and energy efficiency at Copel DIS (1997-2007); and as an Electrical Engineer in charge of the construction of telecommunication and fiber optic networks at Cide Engenharia - INEPAR Group (1995-1997).

SUPERVISORY BOARD

We have a permanent Supervisory Board (Conselho Fiscal), which meets monthly. Originally, the Supervisory Board consisted of five members and five alternates elected for two-year terms by the shareholders at the annual meeting. Following our transformation into a corporation with dispersed capital and without controlling shareholder, we amended our bylaws to reduce the number of Supervisory Board members to three permanent members and three alternates. Two permanent members and their respective alternates will be elected by holders of ordinary shares, and one permanent member and their respective alternate will be elected separately by holders of preferred shares. The Supervisory Board, which is independent of our management and of our external auditors, has the responsibilities provided in Federal Law No. 6,404/1976, which include, among others:

•	reviewing our financial statements and reporting on them to our shareholders;
•	issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•	in general, supervising the activities of management and reporting on them to our shareholders.

The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 68th annual shareholders’ meeting, held on April 28, 2023. The term of all members of the Supervisory Board indicated below would originally expire in April 2025; however, the next Extraordinary General Meeting scheduled for April 22, 2024, will elect the new members of the Supervisory Board in accordance with the amended bylaws, which stipulate three permanent members and three alternates, with two permanent members and their respective alternates elected by holders of ordinary shares, and one permanent member and their respective alternate elected separately by holders of preferred shares.

Name	Since
Demetrius Nichele Macei	2019
Harry Françóia Júnior	2019
José Paulo da Silva Filho	2019
Osmar Ribeiro de Almeida Júnior(1)	2023
Juliana Picoli Agatte(1)	2023
Alternates
Roberto Zaninelli Covelo Tizon	2022
Otamir Cesar Martins	2018
Verônica Peixoto Coelho	2021
(1)	Appointed at the 208th Extraordinary General Meeting, held on August 10, 2023.

AUDIT COMMITTEE

According to our bylaws, our Audit Committee must be composed of three to five members. Currently it has three members, each serving a two-year term, with a maximum tenure of 10 years.

Pursuant to the rules of procedure of the Audit Committee, each member must be appointed by, and may be replaced by, a resolution of our Board of Directors. The current members of our Audit Committee are Mr. Carlos Biedermann (chairman and audit committee financial expert), Mr. Marco Antônio Barbosa Cândido and Mr. Luiz Claudio Maia Vieira.

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

APPOINTMENT AND EVALUATION COMMITTEE (“CIA”)

The Nomination and Evaluation Committee was terminated following our transformation into a corporation with dispersed capital and without a controlling shareholder on August 11, 2023.

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

The CII is a permanent member of our statutory body which provides support to our Board of Directors. The CII’s purpose is to analyze and issue recommendations regarding our investment plans, in order to facilitate robust oversight of our investments by the Board of Directors. The CII works closely with us and its scope may be extended to controlled companies, affiliates and other companies in which we hold equity interests.

Member	Position	Date of Appointment
Marco Antônio Barbosa Cândido	Chairman	May 6, 2021
Geraldo Corrêa de Lyra Junior	Member	September 20, 2023
Marcelo Souza Monteiro	Member	September 20, 2023

SUSTAINABLE DEVELOPMENT COMMITTEE (“CDS”)

The Sustainable Development Committee (“CDS”) is an independent and permanent body that advises the Board of Directors in relation to us. CDS may interact with companies directly or indirectly controlled by us when determined by the Board of Directors. Its role, operation and composition are determined by internal policies approved by the Board of Directors. Among its activities, we highlight the assistance to the set of guidelines, policies and principles for the management of personnel and our sustainable development, focusing on social, environmental and governance (“ESG”) matters, based on best market practices.

Member	Position	Date of Appointment
Lavinia Rocha de Hollanda	Member	September 20, 2023
Fausto Augusto de Souza	Member	September 20, 2023

MINORITY SHAREHOLDERS COMMITTEE (“CDM”)

The Minority Shareholders Committee was terminated following our transformation into a corporation with dispersed capital and without a controlling shareholder on August 11, 2023.

PEOPLE COMITTEE

Our People Committee is an independent and permanent body that advises the Board of Directors. Its role, operation and composition are detailed in internal policies approved by the Board of Directors.

Member	Position	Date of Appointment
Marcelo Souza Monteiro	Member	September 20, 2023

COMPENSATION OF DIRECTORS, OFFICERS, SUPERVISORY BOARD MEMBERS AND AUDIT COMMITTEE MEMBERS

Under Brazilian Corporate law, the total compensation of the Board of Directors, Executive Board and Supervisory Board is established annually by our general shareholders meeting. Under paragraph 3 of section 162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to, or greater than, 10% of the average compensation paid to the members of our Executive Board (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2023 14.56% of the monthly compensation of the Chief Executive Officer. Finally, the members of our Audit Committee (who are also members of our Board of Directors) received the monthly compensation paid to the members of the Supervisory Board plus 50%.

For the year ended December 31, 2023, the aggregate amount of compensation paid by us to the members of our Board of Directors, Executive Board and Supervisory Board was R$13.6 million, of which 73.5% was for our Executive, 13.7% was for our Board of Directors, 8.2% to our committees, and 4.6% was for our Supervisory Board, as approved by our 209th annual shareholders’ meeting held on December 18, 2023.

The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated.

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2023	2022	2021	2023	2022	2021	2023	2022	2021
Number of members(1)	9.08	9.00	9.17	7.08	7.00	7.00	4.42	5.00	5.17
Total Salary	1,736.60	1,151.0	756.8	6,292.88	5,073.3	4,993.5	622.74	659.4	659.4
Largest Salary	411.61	227.8	227.8	1,051.87	879.2	879.2	155.50	131.9	131.9
Smallest Salary	267.55	131.9	43.2	891.48	381.9	388.4	141.37	11.0	43.2
Average Salary	179.07	185.4	157.4	824.74	708.8	713.4	102.70	127.9	106.7
Compensation for attending committees(2)	1,124.06	814.5	1,099.7	-	-	-	-	-	-
Others(3)	129.68	92.4	456.5	3,742.15	755.74	4,834.6	4.11	12.6	144.3
Total(4)	2,990.34	2,058.0	2,313.0	10,035.03	5,829.8	9,828.1	626.85	672.0	803.74

(1)	This figure corresponds to the average number of members per year.
(2)	Refers to Statutory Committees.
(3)	Refers to Private Pension Contribuition, Assistance Plan, Bonuses (only Directors) and Food Allowance (only Directors) and labor charges (year 2021). In compliance with the Circular Letter/ANUAL-2022- CVM/SEP, the 2022 and 2023 position does not present the amounts related to labor charges.
(4)	Comprises Total Salary, Compensation for attending committees and Others.

We have no service contracts with our directors providing for benefits upon termination of employment. We do not have a stock option plan for our directors, officers or employees. On March 21, 2024, our Board of Directors approved submitting for deliberation at the 210th Extraordinary General Meeting of the Company, to be held on April 22, 2024, the proposal for the “Plan for Granting Restrictive Shares and Company Performance Shares,” intended for our managers and employees. For more information, please see the management proposal available at https://ri.copel.com/pt/governança-corporativa/assembleias-de-acionistas/. The information in our website, including the management proposal, is not incorporated by reference in this annual report on Form 20-F.

EMPLOYEES

On December 31, 2023, we had 5,804 employees, compared to 5,875 employees on December 31, 2022 and 6,385 employees on December 31, 2021. Including employees at Compagas, Elejor and UEG Araucária Ltda. (companies in which we have a majority stake) we had 5,954 employees as of December 31, 2023.

The following table sets forth the number of our employees and a breakdown of employees by area of activity as of the dates indicated in each area of our operations.

	As of December 31,
Area	2023	2022	2021
Generation and transmission	1,477	1,487	1,523
Distribution	4,203	4,257	4,430
Services	0	0	217
Corporation staff and research and development	83	84	169
Other employees	41	47	44
Total employees of Copel and wholly-owned subsidiaries	5,804	5,875	6,383
Compagas	129	132	133
Elejor	7	7	7
Araucária	14	15	15
Total	5,954	6,029	6,538

All of our employees are covered by collective bargaining agreements that we renegotiate annually with unions representing the various professional categories. In 2022, we negotiated and signed labor agreements with the unions that represent our employees, effective as of October, for a period of two years. We agreed to salary increases of 7.19% in 2022 compared to 2021 salaries, with a forecast of readjustment by the accumulated INPC between October 2022 and September 2023 on the base date of October 10, 2023, resulting in 4.51% of increase compared to 2022 salaries.

We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2023, approximately 99,1% of our employees had elected to participate in a defined contribution plan.

In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on us meeting certain benchmarks described in the above-mentioned agreement, as confirmed in our published year-end financial statements. The amount of profit-sharing distributions reserved and approved for the 2023 fiscal year was R$107.4 million. The amount of profit-sharing distributions accrued and approved for the 2022 fiscal year was R$46.1 million.

On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program, or Prêmio Por Desempenho (“PPD”) directed at aligning efforts throughout different organizational levels to our strategic objectives. The final cycle of the program began on January 1, 2021 and ended on December 31, 2021. Payment occurred in April 2022. The results obtained at the end of this final cycle show that 39% of our areas met or exceeded the our set goals and the Goal Achievement Index average (Indice de Cumprimento de Metas or “ICM”) was 92.63%. In 2023, there was no payment of the aforementioned award.

SHARE OWNERSHIP

As of February 29, 2024, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.

The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of February 29, 2024 and their respective share ownership as of such date, considering shares traded on the B3. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by us on February 29, 2024.

Number of shares(1)
	Common	Class A	Class B
Board of Directors
Marcel Martins Malczewski
Marco Antônio Barbosa Cândido	-	-	-
Carlos Biedermann	-	-	-
Fausto Augusto de Souza	-	-	-
Marcelo Souza Monteiro	10	-	-
Geraldo Corrêa de Lyra Junior	-	-	-
Jacildo Lara Martins	-	-	-
Executive Officers
Daniel Pimentel Slaviero	-	-
Ana Letícia Feller	-	-	-
Adriano Rudek de Moura	17,100	-	101,700
Cassio Santana da Silva	-	-	-
Eduardo Vieira de Souza Barbosa	-	-	-
Vicente Loiácono Neto	-	-	-
David Campos	-	-	-
Supervisory Board – Members
Demetrius Nichele Macei	-	-
Harry Françóia Júnior	-	-	-
José Paulo da Silva Filho	-	-	-
Osmar Ribeiro de Almeida Júnior	-	-	-
Juliana Picoli Agatte	-	-	-
Supervisory Board – Alternates
Otamir Cesar Marins
Verônica Peixoto Coelho	-	-	-
Roberto Zaninelli Covelo Tizon	-	-	-

(1)	Considers the share split and the shares held directly or indirectly.

We have no share-based incentive plan for employees.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new Copel shares took place, resulting in our transformation into a corporation with dispersed capital and without a controlling shareholder. Upon completion of the Base Offering, the State of Paraná reduced its voting share ownership. On September 11, 2023, the complementary offering (greenshoe) to the Base Offering was settled. As of December 31, 2023, the State of Paraná directly held 27.57% of the common shares.

On December 31, 2023, BNDESPAR owned directly 10.09% of our Common Shares.

The following table, sets forth certain information regarding the ownership of our Common Shares on December 31, 2023:

Shareholder	Common shares(1)
	(thousands)	(% of total)
State of Paraná	358,562,509	27.57
BNDESPAR	131,161,562	10.09
Public Float - Traded as part of ADS	24,992,873	1.92
Public Float - Traded on the B3	782,254,760	60.16
All directors and officers as a group with trading on B3 (2)	17	-
Public Float – Traded on Latibex	208,467	<1-
Other(3)	3,167,129	<1-
Total	1,300,347,300	100.0

(1)	Includes shares held through ADS.
(2)	As of December 31, 2023, our directors and officers owned an aggregate of 17,110 Common Shares. None of our directors and officers holds more than 1% of our Common Shares.
(3)	Shares held directly in the records of our registrar.

The following table, sets forth certain information regarding the ownership of our Class B Shares on December 31, 2023:

Shareholder	Class B Shares(1)
	(thousand)	(% of total)
State of Paraná	116,081,402	6.91
BNDESPAR	524,646,248	31.24
Traded as ADSs	99,991,492	5.95
Traded on the B3	935,818,388	55.73
All directors and officers as a group with trading on B3(2)	102	-
Traded on Latibex	1,804,843	<1-
Other(3)	992,917	<1-
Total	1,679,335,290	100.0

(1)	Considers shares held through ADS.
(2)	On December 31, 2023, our directors and officers held an aggregate of 101,700 Class B Shares, including ADSs.
(3)	Shares held directly in the records of our registrar.

As of March 31, 2024, 16.05% of Common Shares and 18.64% of Class B Shares were held by United States residents registered at B3 and ADSs listed on the NYSE represented 1.65% of Common Shares and 5.33% of Class B Shares.

Upon our migration to Level 2 of Governance Standards of B3, in December 2021, the holder of Preferred Shares was granted restricted voting rights in relation to certain matters.

On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new Copel shares occurred, transforming us into a corporation with dispersed capital and no controlling shareholder. The primary distribution public offering, consisting of a base offering (229,886,000) plus supplementary lot (16,370,841), generated an increase of 246,256,841 common shares in our share capital.

Primary & Secondary Offering

Following the completion of the primary and secondary offerings, with the Base Offering ending on August 11, 2023, and the supplementary offering on September 11, 2023, our share capital is now R$12,831,618,938.25, consisting of 2,982,810,591 shares without par value, of which 1,300,347,300 are common shares and 1,682,463,291 are preferred shares, of which 3,128,000 are Class A shares and 1,679,335,290 are Class B shares, and 1 special class of preferred shares (Golden Share) held exclusively by the State of Paraná.

Golden Share

The Paraná State Law 22,272/2022, which allowed our transformation into a corporation with dispersed capital and without a controlling shareholder, created a special class of preferred share called the Golden Share, owned exclusively by the State of Paraná. The Golden Share grants the State of Paraná the power to veto decisions at our general meetings on certain issues, such as:

i)	Approving and executing the Annual Investment Plan of Copel Distribuição S.A., if the investments from the 2021/2025 tariff cycle onwards do not reach at least twice the Regulatory Reinstatement Quota (QRR) for this cycle or in total until the end of the concession.

ii)	Modiying our bylaws to remove or alter:
a.	the obligation to maintain the Company's current name;
b.	the obligation to maintain the Company's headquarters in the State of Paraná;
c.	the rule that prevents any shareholder or group from voting more than 10% of the total voting shares;
d.	the rule that prohibits making, filing and registering shareholder agreements for the exercise of voting rights, except for forming blocks with a number of votes with fewer votes than the Bylaws limit.

The Golden Share was created by converting one common share held by the State of Paraná into a preferred share, and it gives the holder priority in getting their capital back, without any premium, if the company is liquidated, based on the shares percentage of our capital.

Share Dispersion Protection

Any shareholder or group of shareholders that directly or indirectly acquires common shares exceeding 25% of our voting capital must, if they do not reduce their holdings to below this threshold within 120 days, make a public offer to acquire all remaining common shares. This offer must be at a value at least 100% higher than the highest price of the common shares in the last 504 trading sessions prior to the date when the shareholder or group exceeded the limit, updated daily at the Special Settlement and Custody System (“SELIC”) rate. However, this obligation does not apply to shareholders who, as of August 11, 2023, held more than the specified limit. It will apply if (1) their shareholding increases and exceeds 25% of the voting capital after a reduction, or (2) they acquire additional shares without reducing their shareholding below the set percentage and do not sell these within the specified period. For shareholders who acquire more than 50% of the our voting capital and do not reduce their holdings to below this level within 120 days, a public offer must be made to acquire all remaining common shares. This offer must be at a value, at the minimum, 200% higher than the highest price of the common shares in the last 504 trading sessions before the date the limit is exceeded, updated daily at the SELIC rate.

Termination of Units Program

In April 2021, we launched the Unit Program with the conversion of ordinary and preference shares in the ratio of 1 CPLE3 and 4 CPLE6 into 1 CPLE11 (Unit). The conversion of shares and the creation of units were subject to a minimum subscription of approximately 60% of the then outstanding shares. As a result of our recent transformation into a corporation with dispersed capital and without controlling shareholder, the liquidity of our ordinary shares has increased significantly and the Unit Program no longer serves the purpose for which it was established.

At the Extraordinary General Meeting held on December 18, 2023, our sharehoders approved the termination of the Unit program. The termination entailed the cancellation of the depositary receipts for shares, known as “Units” (CPLE11). In accordance with the program’s termination, each unit was subsequently disaggregated into its underlying shares, resulting in the delivery of one common share (CPLE3) and four class “B” preferred shares (CPLE6) for each unit held. The rights, benefits, and restrictions associated with these shares remain unchanged post-disaggregation.

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

Transactions with Shareholders

The following summarizes the most significant transactions with our principal shareholders:

Transactions with entities with significant influence

BNDES and BNDESPAR

BNDESPAR, a wholly-owned subsidiary of BNDES, owns 10.1% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Cutia, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries. As of December 31, 2023, we had an aggregate of R$2,139.7 million in outstanding net debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 20, 21 and 35 to our audited consolidated financial statements, as well as Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.

State of Paraná

In the Base Offering, we incurred transaction costs. For costs related to the secondary distribution, a balance of R$14.5 million was recorded as assets, which was reimbursed by the State of Paraná in December 2023.

As of December 31, 2023, we had R$22.7 million in receivables from the State of Paraná. The amount refers mainly to the Energia Solidária programs. The Energia Solidária program, established by State Law No. 20,943/2021, defines certain benefits relating to electricity consumption by residential consumer units of low-income families residing in the State of Paraná.

Transactions with Joint Ventures and Affiliates

We have operation and maintenance services agreements, transmission system connection agreements and contracts for the use of transmission system with our Joint Ventures. We also have operation and maintenance services agreements, connection to the transmission system contracts and power purchase and sale agreements with our investees. We also receive dividend payments from our investees, as presented in the same note. For additional information, see Note 35 to our audited consolidated financial statements.

Renewal of Compagas’ concession contract

On December 27, 2022, Compagas entered into an amendment of its concession agreement for public services of canalized gas supply, with distribution exclusivity, in the State of Paraná and other related activities. The renewal of the concession occurred upon payment of an award bonus, in favor of the State of Paraná, in the amount of R$508 million, in consideration for the extension of the concession for an additional 30-year period. The total estimated capex of the project is R$2.5 billion to be realized over 30 years.

Transactions with other related parties

Fundação Copel

Fundação Copel is a closed pension fund sponsored by us, Compagas and other entities that runs and operates benefit plans, welfare and social assistance. In 2023, we made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans. For more information, see Notes 22 and 35 to our audited consolidated financial statements.

Transactions with key management staff

The fees and social security charges and the pension and healthcare plans expenses with the Management are presents at Notes 31.2 and 22.3 to our audited consolidated financial statements. There are no additional obligations beyond the short-term benefits disclosed in these notes.

Others related parties

For more information on transactions with other related parties, see Notes 35.1 and 35.2 to our audited consolidated financial statements.

Item 8. Financial Information

See section Financials Information.

A. Consolidated Financial Information

See “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”

Legal Proceedings

We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions (i) when we have a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, (iii) and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2023, our provisions for legal claims in which the losses are rated probable were R$1,828.9 million (does not include the provision of R$1,909.8 million referred to below in the item “Tax and Social Contribution Claims”). However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.

As of December 31, 2023, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims whose potential losses cannot be reasonably estimated due to the current early stages of proceedings, for which no provisions have been made, was R$3,058.4 million, of which R$270.6 million correspond to labor claims; R$10.7 million to employee benefits; R$1,482.0 million to regulatory claims; R$776.9 million to civil claims; and R$518.1 million to tax claims. For more information, see Note 28 to our audited consolidated financial statements.

Tax and Social Contribution Claims

In the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2023, we had provisioned R$133.4 million to cover expected losses related to these lawsuits.

In June 2022, the Federal Government enacted Federal Law 14,385/2022, which impacted our subsidiary Copel DIS, with a negative effect in our net income in 2022 in the amount of R$1,202.5 million and no immediate cash effect. This law defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the courts as undue. Based on a final and unappealable decision in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. The immediate effect was an average reduction of 3.8% in energy bills, as of July 2020. Since then, Copel DIS has already passed on to customers, through reductions in tariff adjustments approved by ANEEL, R$3,757.8 million. The provision of R$1,909.8 million refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, based on the risk assessment carried out by our management and supported by the opinions of legal advisors. Copel DIS is evaluating the appropriate measures to be taken, including legal measures, considering the protection given to unappealable decisions and applicable limitation periods.

Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions, for which we estimate the amount of our expected loss to be R$32.1 million and we also are party to other tax claims for which we have provisions totaling R$43.0 million as of December 31, 2023, reflecting the expected losses related to these lawsuits.

Labor-related Claims and Employee benefits

We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters. As of December 31, 2023, we have provisions totaling R$386.7 million reflecting the expected losses related to these lawsuits.

We also are party to labor claims filed by former retired employees against Fundação Copel, which could have financial impacts for us if additional contributions are deemed necesary. As of December 31, 2023, we have set aside provisions totaling R$37.5 million to reflect the expected losses from these lawsuits.

Regulatory

We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2023, we have provisions totaling R$7.7 million reflecting the expected losses related to these proceedings.

Additional Claims

We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines. As of December 31, 2023, we have provisions totaling R$226.9 million reflecting the expected losses related to these lawsuits.

We are party to several lawsuits related, mainly to accidents involving equipment used in our electricity transmission and distribution grids and actions involving billing, supposed irregular procedures, administrative contracts, and vehicle accidents. As of December 31, 2023, we have provisions totaling R$289.7 million reflecting the expected losses related to these lawsuits.

We are also involved in an arbitration process that began in 2015, stemming from a dispute over a commitment term signed by the parties and us in December 2012. This arbitration is being conducted confidentially at the Brazil-Canada Arbitration and Mediation Center. As of December 31, 2023, we have recorded R$672.0 million for this litigation. On January 25, 2024, the parties reached a settlement to terminate the case. We agreed to pay R$672.0 million in two installments: the first installment of R$336.0 million was paid on January 31, 2024, and the second and final installment will be adjusted by the Selic rate and paid by March 31, 2025. For more information, see Note 40.1 to our audited consolidated financial statements.

In January 2019, the Federal Prosecution Office (Ministério Público Federal – “MPF”) filed criminal charges against us before the 2nd Federal Court of Sinop. The MPF alleges that our construction activities at the Colíder Hydroelectric Plant in the Teles Pires River, within the Municipality of Colíder in May 2014, led to significant environmental pollution and the death of over 50 tons of fish, amounting to an environmental crime. As a consequence, the MPF is seeking a punitive fine for the alleged infraction. We have submitted our legal defense and are currently awaiting a judicial decision. The timeline for the court’s final decision remains uncertain. We are committed to vigorously defending against this lawsuit.

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

In accordance with Brazilian Corporate Law, we must maintain a legal reserve, to which we must allocate 5% of our net profits for each fiscal year until such reserve reaches an amount equal to 20.0% of our capital stock (calculated in accordance with Brazilian Corporate Law). However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to other established capital reserves, exceeds 30.0% of our total capital stock. The amounts to be allocated to such reserve must be approved by our shareholders in a shareholders’ meeting and may be used only for the increase of our capital stock or compensation of losses.

On December 31, 2023, our legal reserve was R$1,625.6 million, or 12.7% of our capital stock at that date.

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

Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments.” The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by us in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. In 2023, our adjusted net profits used to calculate our dividends was increased by R$32.6 million as a result of said realization.

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

To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders. Holders of ADSs are paid dividends equal to those of their underlying shares.

Payment of Dividends

We are required to hold an annual shareholders’ meeting by April 30th of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the management, as approved by the Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, we must pay dividends to shareholders of record within 60 days of the date of the shareholders meeting that declared the dividends. A shareholders’ resolution may set forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. We are not required to adjust the amount of paid-in capital for inflation for the period from the end of the last fiscal year to the date of declaration or to adjust the amount of the dividend for inflation for the period from the end of the relevant fiscal year to the payment date. Consequently, the amount of dividends paid to holders of ADSs may be substantially reduced due to inflation.

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

Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:

•	the total amount resulting from (i) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (ii) the total shareholders’ equity (determined in accordance with Brazilian tax legislation), less certain deductions prescribed by Brazilian tax legislation; and
•	the greater of (i) 50.0% of current net income (after the deduction of social contribution on profits (Contribuição Social sobre o Lucro Líquido, or “CSLL”) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.

In order to be eligible to receive amounts remitted in foreign currency outside of Brazil, shareholders who are not residents of Brazil and directly owns our shares must register with the Brazilian Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares. The shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of our shares.

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

The table below, sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	622,523	0.21723600	0.25250700	0.23900000	-
2015	Jun 2016	326,795	0.11371600	0.25250700	0.12547300	-
2016	Jun 2017	282,947	0.09853900	0.28905000	0.10841000	-
2016	Dec 2017	223,266	0.07792700	-	0.08593200	-
2017	Aug 2018	266,000	0.09262400	0.28905000	0.10188700	-
2017	Aug 2018	23,401	0.00817700	-	0.00899600	-
2018	Jun 2019	280,000	0.09751500	0.28905000	0.10727000	-
2018	Jun 2019	98,542	0.03443500	-	0.03788100	-
2019	Jun 2020	321,500	0.11211739	0.19732848	0.12334596	-
2019	Sep 2020	321,500	0.11211739	0.19732848	0.12334596	-
2020	Sep 2020	781	-	0.23912059	-	-
2020	Aug 2021	807,500	0.28183240	0.31001564	0.31001564	-
2020	Aug 2021	210,276	0.07231977	0.14384143	0.07955175	0.39052677
profit reserves	Apr 2021	1,250,000	0.43627306	0.47990038	0.47990038	-
profit reserves	Aug 2021	123,257	0.04301883	0.04732072	0.04732072	-
profit reserves	Aug 2021	134,192	0.04683557	0.05151910	0.05151910	-
2021	Nov 2021	239,636	0.08249641	0.09074606	0.09074606	0.44548065
2021	Nov 2021	1,197,002	0.41207756	0.45328533	0.45328533	2.22521888
profit reserves	Jun 2022	283,173	0.09748467	0.10723314	0.10723314	0.52641723
2021	Jun 2022	1,368,675	0.47117031	0.51829476	0.51829476	2.54435609
2022	Nov 2022	600,000	0.20655465	0.22721013	0.22721013	1.11539517
Profit reserves	Jun 2023	370,000	0.12737536	0.14011292	0.14011292	0.68782704
Profit reserves	Jun 2023	521,000	0,17935829	0,19729413	0,19729413	0,96853481
2022	Jun 2023	258	-	0,09697927	-	-
2023	Nov 23	456,92	0,14500531	0,15950586	0,15950586	0,78302875
2023	Until 6/30/2024*	456,92	0,14500531	0,15950586	0,15950586	0,78302875
Profit reserves	Until 6/30/2024*	44,16	0,01401431	0,01541576	0,01541576	0,07567735
2023	Until 6/30/2024*	131,21	0,04154092	0,14592215	0,04569505	-

(*)	approval of the date by resolution of the AGM

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per shares (US$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	234,366	0.08178450	0.09506325	0.08997816	-
2015	Jun 2016	83,691	0.02912211	0.06466580	0.03213302	-
2016	Jun 2017	86,818	0.03023503	0.08869013	0.03326378	-
2016	Dec 2017	68,505	0.02391059	-	0.02636679	-
2017	Aug 2018	81,618	0.02800000	0.08737908	0.03080018	-
2017	Aug 2018	7,074	0.00247189	-	0.00271947	-
2018	Jun 2019	72,262	0.02516646	0.07459740	0.02768401	-
2018	Jun 2019	25,431	0.00888691	-	0.00977625	-
2019	Jun 2020	79,763	0.02781586	0.04895638	0.03060162	-
2019	Sep 2020	79,763	0.02781586	0.04895638	0.03060162	-
2020	Sep 2020	150	-	0.04601393	-	-
2020	Aug 2021	155,387	0.05423296	0.05965625	0.05965625	-
2020	Aug 2021	40,463	0.01391648	0.02767938	0.01530813	0.07514899
profit reserves (*)	Apr 2021	219,402	0.07657541	0.08423295	0.08423295	-
profit reserves (*)	Aug 2021	21,634	0.00755074	0.00830582	0.00830582	-
profit reserves (*)	Aug 2021	23,554	0.00822066	0.00904272	0.00904272	-
2021 (**)	Nov 2021	220,061	0.01516645	0.01668310	0.01668310	0.08189886
2021 (**)	Nov 2021	44,056	0.07575791	0.08333370	0.08333370	0.40909271
profit reserves(***)	Jun 2022	50,743	0.01746881	0.01921569	0.01921569	0.09433155
2021(***)	Jun 2022	245,260	0.08443156 0.08443156	0.09287604	0.09287604 0.09287604	0.45593694 0.45593694
2022 (****)	Nov 2022	113,334	0.03901601	0.04291761	0.04291761	0.21068645
2022 (*****)	6/30/2023	70,921	0,02631016	0,02685648	0,02894118	0,14207486
Profit reserves	6/30/2023	99,864	0.03704755	0,03781682	0,04075230	0,20005676
2022	Jun 2023	49	-	0,01858873	-	-
2023(******)	Nov 2023	94,380	0,02995173	0,03294691	0,03294691	0,16173936
2023(******)	Until 6/30/2024*	94,380	0,02995173	0,03294691	0,03294691	0,16173936
Profit reserves	Until 6/30/2024*	9,122	0,00289474	0,00318422	0,00318422	0,01563162
2023(******)	Until 6/30/2024*	27,102	0,00858053	0,03014111	0,00943859	-

(*)	US$ based on the exchange rate of 3/31/2021
(**)	US$ based on the exchange rate of 9/30/2021
(***)	US$ based on the exchange rate of 12/31/2021
(****)	US$ based on the exchange rate of 11/30/2022
(*****)	US$ based on the exchange rate of 12/31/2022
(******)	US$ based on the exchange rate of 12/29/2023

Item 9. The Offer and Listing

The principal trading market for our shares (including our Class B Shares and Common Shares) is the B3 (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on B3 under the symbol “CPLE3” our Class B Shares trade under the symbol “CPLE6.” On January 3, 2024, approximately 325,889 shareholders held our CPLE6 shares and 103,782 owned CPLE3 shares.

In the United States, our shares are traded in the form of ADSs, issued by the Depositary pursuant to the Deposit Agreement by and between us, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The Common Share ADSs and Preferred Share ADSs trade on the NYSE under the symbol “ELPC” and “ELP,” respectively.

On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. The shares trade under the symbols “XCOP” and “XCOPO”.

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

Qualification of Board of Directors

Pursuant to our bylaws, our Board of Directors will mandatorily comprise, at least, (i) three independent members or no less than 25% of the members of our Board of Directors, (ii) three to five members that meet the requirements for members of the Statutory Audit Committee, (iii) two members appointed by minority shareholders which held voting shares, if they do not elect a higher number through multiple vote, (iv) one member appointed by shareholders holding preferred shares, representing, at least, 10% of our total capital stock, and (v) one member appointed by the employees.

Limitations on Directors’ Powers

Under Brazilian Corporate Law and our Related Parties Transactions and Conflict Of Interest Policy, if a director or an executive officer has a conflict of interest with us in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the Executive Board related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for us and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our bylaws, shareholders set the aggregate compensation payable to directors, executive officers, and members of the Supervisory Board. For more information, see “Item 6. Directors, Senior Management and Employees.” Our bylaws do not establish any mandatory retirement age limits.

Board of Directors and Executive Board

According to our bylaws, we are managed by a Board of Directors, currently composed of seven members and an Executive Board, composed of six to seven members.

Our Board of Directors ordinarily meets monthly and is responsible, among other things, for: (i) establishing our corporate strategy; (ii) defining the general orientation of our business; (iii) defining the responsibilities of members of our Executive Board; and (iv) electing the members of our Executive Board.

Our Executive Board meets every two weeks and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our bylaws.

The members of our Board of Directors, of our Executive Board, our Supervisory Board and of our statutory committees shall be liable for any loss or damages resulting from the performance of their duties, in compliance with the applicable law. Notwithstanding, we shall ensure, provided no conflict with our own interests arises, legal assistance for members or former members of statutory bodies in judicial and administrative proceedings brought by third parties, during or after their term of office, for the performance of the duties of their office, in accordance to the terms and provisions of our bylaws.

For further information, see “Item 6. “Directors, Senior Management and Employees—Board of Directors” and “—Executive Board.”

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

Right of Withdrawal

Our common shares and preferred shares are not redeemable, except that under certain circumstances provided for in Brazilian Corporate Law, a dissenting shareholder has the right to withdraw their equity interest from us and receive reimbursement. According to Article 112 of our bylaws, the amount to be paid by us for the reimbursement of shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the last set of financial statements approved by the general assembly. Shareholders may also request a special balance sheet in cases provided for in Article 45 of the Brazilian Corporate Law.

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

Our bylaws comply with the directives provided by Brazilian Corporate Law as follows: (i) our Class A Shares shall have priority in the distribution of minimum dividends of 10% per year, pro rata, calculated as a percentage of the paid-in capital stock represented by such shares on December 31 of the previous fiscal year; (ii) our Class B Shares shall have priority in the distribution of minimum dividends, pro rata, in the amount equivalent to 25.0% of our net profits, as adjusted in accordance with Article202 of Law No. 6,404/76, calculated as a proportion of the paid-in capital stock represented by such shares on December 31st of the previous fiscal year; (iii) the dividends paid on Class B Shares pursuant to item (ii) above shall be paid only from any remaining profits after the payment of priority dividends to Class A Shares; and (iv) the dividends to be paid per preferred share, regardless of the class, shall be at least 10% higher than the dividends to be paid per Common Share; (v) the preferred shares will acquire voting rights if, during three consecutive fiscal years, we fail to pay a fixed or minimum dividend to which the preferred shares are entitled; and (vi) each ADS receives dividends for its underlying shares. For more information on our dividend policy, see “Item 8. Financial Information—Dividend Payment.”

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

Holders of ADSs may exercise their voting rights in accordance with its underlying shares.

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

Conversion Rights

Our bylaws permit the conversion of shares under specific conditions:

•	Class A preferred shares may be converted into Class B preferred shares at any time.

•	Common shares may be converted into preferred Class B shares, in accordance with the terms, conditions, and procedures defined by the Board of Directors, solely for the purpose of forming units, as defined in our bylaws.
•	Class A and Class B preferred shares may be converted into common shares, subject to the terms, conditions, and procedures established by the Board of Directors.
•	Common shares and Class B preferred shares cannot be converted into Class A preferred shares.

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

The ability to convert into foreign currency dividend payments and proceeds from the sale of Common Shares or, Preferred Shares or from the exercise of preemptive rights, and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Brazilian Central Bank. Any foreign investor who registers with the CVM in accordance with Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

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

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Itaú Unibanco S.A., as custodian for the Common Shares and Preferred Shares represented by ADSs (“Custodian”), or holders who have exchanged ADSs for Common Shares and Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Common Shares and Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Common Shares and Preferred Shares underlying the ADSs.

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

The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Brazilian Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Common Shares and Preferred Shares upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil.”

An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Common Shares and Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Common Shares and Preferred Shares, such holder must seek to obtain its own electronic registration with the Brazilian Central Bank.

Pursuant to Resolution No. 4,373, the withdrawal of Common Shares and Preferred Shares upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Common Shares and Preferred Shares. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Common Shares and Preferred Shares with the Brazilian Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

Thereafter, any holder of Common Shares and Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Common Shares and Preferred Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares, Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Common Shares, Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares, Preferred Shares or ADSs. Prospective holders of Common Shares, Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). It is based on Brazilian law currently in effect, which is subject to differing interpretations and changes that may apply retroactively. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Common Shares, Preferred Shares or ADSs.

Taxation of Dividends

Dividends paid by the Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Common Shares and Preferred Shares underlying ADSs or (ii) to a Non-Brazilian Holder in respect of Common Shares or Preferred Shares generally will not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates depending upon the year in which the profits have been obtained.

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

Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Common Shares and Preferred Shares, including payments to the Depositary in respect of Common Shares and Preferred Shares underlying ADSs, are deductible by the Company for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed. Such payments to shareholders are subject to Brazilian withholding income tax at the rate of 15.0%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 17% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder – “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Taxation of Gains Outside Brazil

According to Law No. 10,833 of December 29, 2003 (“Law No. 10,833/03”), capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Common Shares or Preferred Shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains assessed, following the rules described below, whether the disposition is conducted in Brazil or abroad and with a Brazilian resident or not.

A disposition of Common Shares and Preferred Shares can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Common Shares and Preferred Shares as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Common Shares and Preferred Shares outside Brazil would be subject to Brazilian income tax at the rates that range from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains that exceed R$5,000,000.00 and do not exceed R$10,000,000.00; (iii) 20% on gains that exceed R$10,000,000.00 and do not exceed R$30,000,000.00; and (iv) 22.5% on gains exceeding R$30,000,000.00 or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Common Shares and Preferred Shares outside Brazil or its attorney-in-fact in Brazil.

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

Taxation of Gains in Brazil

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Common Shares or Preferred Shares vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

Any other gains assessed on a disposition of the Common Shares or Preferred Shares that is not carried out on the Brazilian stock exchange are:

1.	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4,373 Holder; and (ii) is not a Tax Haven Holder, although different interpretations may be raised to sustain the application of the progressive rates ranging from 15% to 22.5%;
2.	subject to income tax at the progressive rates ranging from 15% to 22.5%, when realized by a Non-Resident Holder that is not a 4,373 Holder and is not a Tax Haven Holder; and
3.	subject to income tax at the rate of 25.0%, when realized by a Tax Haven Holder who are subject to an income tax rate of 25.0%.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

If these gains are related to transactions conducted on the Brazilian non-organized, over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not a Tax Haven Holder.

The deposit of Common Shares and Preferred Shares in exchange for the ADSs may be subject to Brazilian income tax. In this case, the difference between the acquisition cost and the market price of the Common Shares and Preferred Shares would be subject to income tax at the progressive rates ranging from 15% to 22.5% or 25.0% in the case of investors that are Tax Haven Holders. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is registered under Resolution 4,373 (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.

The withdrawal of Common Shares and Preferred Shares upon cancellation of ADSs should not be subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Brazilian Central Bank.

In the case of redemption of the Common Shares or Preferred Shares or ADSs or capital reduction by a Brazilian corporation, with subsequent withdrawal of the ADSs, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the progressive rates ranging from 15.0% to 22.5% or 25.0%, as the case may be.

Any exercise of preemptive rights relating to the Common Shares, Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights will be subject to the same tax treatment applicable to disposition of Common Shares or Preferred Shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares, Preferred Shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Common Shares, Preferred Shares or ADSs.

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

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Common Shares, Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Common Shares, Preferred Shares or ADSs. This summary applies only to purchasers of Common Shares, Preferred Shares or ADSs who will hold the Common Shares, Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as brokers or dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares by vote or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Common Shares, Preferred Shares or ADSs on a mark-to-market basis, regulated investment companies, partnerships or other pass-through entities (or partners or members therein), insurance companies, U.S. expatriates, and persons holding Common Shares, Preferred Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Common Shares, Preferred Shares or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

Each holder is encouraged to consult such holder’s tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Common Shares, Preferred Shares or ADSs.

In this discussion, references to a “U.S. holder” are to a beneficial holder of a Common Shares, Preferred Shares or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Common Shares, Preferred Shares or ADSs.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs will generally be treated as owners of the Common Shares or Preferred Shares represented by such ADSs.

Taxation of Distributions

A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of Common Shares or Preferred Shares).

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purpose.

If you are a U.S. holder, the amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Common Shares or Preferred Shares). If the custodian (or U.S. holder in the case of a holder of Common Shares or Preferred Shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

The U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2024 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Common Shares or Preferred Shares will be treated as qualified dividends, because the Common Shares and Preferred Shares themselves are not listed on a U.S. exchange. Holders of ADSs, Common Shares and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to generally applicable limitations and conditions, Brazilian withholding tax on dividends with respect to Common Shares, Preferred Shares or ADSs that is paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021, and any Brazilian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian withholding tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For U.S. holders that do elect to claim foreign tax credits, dividend distributions will constitute income from sources without the United States and generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes involve the application of complex rules and also vary depending upon on a U.S. holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Distributions of additional shares to holders with respect to their Common Shares, Preferred Shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of Common Shares, Preferred Shares or ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. Holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Common Shares, Preferred Shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

Upon the sale or other taxable disposition of the Common Shares, Preferred Shares or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Common Shares, Preferred Shares or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Common Shares, Preferred Shares or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Common Shares, Preferred Shares or ADSs has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations.

A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the Common Shares, Preferred Shares or ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Common Shares, Preferred Shares, Unites or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Common Shares, Preferred Shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares, Preferred Shares or ADSs and any Brazilian tax imposed on such sale or disposition.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Common Shares, Preferred Shares or ADSs unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Common Shares or Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

A holder that is not a “United States person” (as defined in the Code) generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption in connection with payments received within the United States or through certain U.S.-related intermediaries.

The amount of any backup withholding collected from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

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

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 12A. Debt Securities

Not applicable.

Item 12B. Warrants and Rights

Not applicable.

Item 12C. Other Securities

Not applicable.

Item 12D. American Depositary Shares

In the United States, our shares trade in the form of ADSs. Our Common Share ADSs represent four Common Shares each, and our Preferred Share ADSs represent four Class B Shares each. Our ADSs were issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreements. The Common Share ADSs trade under the symbol “ELPC” and the Preferred Share ADSs trade under the symbol “ELP.” ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.05 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends or other cash distribution	US$0.05 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$0.05 (or less) per ADSs per calendar year
Transfer and registration of shares on the Depositary’s share register or a foreign registrar’s to or from the name of the depositary or its agent when the holder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (except when expressly provided for in the respective deposit agreement)	Expenses of the Depositary
Converting foreign currency to U.S. dollars	Expenses of the Depositary
Taxes and other governmental charges the Depositary or the custodian are required to pay on any ADS or share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Any other charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2023, this amount was US$ 581,417.70.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Control and Procedures

2023 Fiscal Year

Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting

(a) Disclosure Control and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2023, was based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such assessments and criteria, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective.

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

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB United States), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company, and our report, dated April 10, 2024, expressed an unqualified opinion on those financial statements.

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

April 10, 2024

(d) Changes in Internal Control on Financial Reporting

Our management has not identified any other changes in its internal controls over financial disclosure reporting during the year ended December 31, 2023 that has significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On September 20, 2023, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Deloitte Touche Tohmatsu Auditores Independentes Ltda., PCAOB ID No. 1045, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022.

The table next sets forth the total amount billed to Deloitte Touche Tohmatsu Auditores Independentes Ltda. for services performed 2023 and 2022, and breaksdown these amounts by category of service.

	Year ended December 31,
Billed	2023	2022
	(R$ million)
Audit fees	10.9	4.8
Audit-related fees	-	-
Tax fees	0.1	0.1
Total	11.0	4.9

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial information in connection with statutory and regulatory filings or engagements. In 2023, the amount of R$5.4 million refers to auditing services related to the Public Offering within the scope of the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”).

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On December 13, 2023, our board of directors approved the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”) as our independent registered public accounting firm for the fiscal years starting January 1, 2024. The change in auditors was made based on recommendation by the Statutory Audit Committee to comply with governance practices and to rotate the auditors in advance of the statutory maximum period of 10 years required under the independent auditor’s rotation regulation established by CVM. As a result, we have decided not to seek the renewal of the contract with Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Deloitte”) when it expires. Deloitte has served as our independent auditor since 2016, and has been engaged as our auditor for the fiscal years ended December 31, 2023 and 2022 until the filling of this form 20-F with the U.S. Securities and Exchange Commission.

Deloitte has audited our financial statements for the fiscal years ended December 31, 2023 and 2022. None of the reports of Deloitte on our financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Deloitte, whether or not resolved to Deloitte’s satisfaction, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Deloitte with a copy of the foregoing disclosure and have requested that they furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.2 to this Form 20-F a copy of the letter from Deloitte as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2023 and 2022, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our financial statements. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F

.

Item 16G. Corporate Governance

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Approach
Director Independence
303A.01	A company listed on the New York Stock Exchange (a “listed company”) must have a majority of independent directors on its Board of Directors. “Controlled companies” are not required to comply with this requirement.	Under our Bylaws, at least 25% of the members of our board must be independent, as determined by our shareholders and registered in the minutes of the General Meeting that elects these board members, in accordance with our Bylaws, Federal Laws 6,404/1976, B3’s Level 2 Corporate Governance Regulation. Currently, 6 out of the 7 directors on the Board of Directors are independent in accordance with applicable legislation.
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Our Chief Executive Officer is not a member of the board of directors. Our non-managing directors regularly hold executive sessions without management, which are usually scheduled to occur at the end of every board meeting.

Nominating/Corporate Governance Committee
303A.04	A listed company must have a Nominating/ Corporate Governance Committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	We have a permanent statutory committee, the People Committee, to advise the Board of Directors, and responsible for monitoring the nomination and evaluation processes applicable to our management, the members of our Board of Directors, the Supervisory Board and the committees of the Board of Directors. This committee is composed of members elected by the Board of Directors.
Compensation Committee
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	We have a permanent statutory committee, the People Committee, to advise the Board of Directors, responsible for preparing and monitoring the remuneration strategy for managers, members of advisory committees and fiscal advisors. This committee is composed of members elected by the Board of Directors.
Audit Committee
303A.06 303A.07	A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written charter that covers certain minimum specified duties.

We have a Statutory Audit Committee, an independent advisory body to the Board of Directors, as per Article 51 of our Bylaws (Holding Company), whose responsibilities, duties, competencies and attributions are established in specific internal regulations, in compliance with the laws of Brazil and the United States, including the provisions of the Sarbanes-Oxley Act (SOX); SEC and NYSE rule sand best practices. We rely on the Statutory Audit Currently to comply with the exemption requirements of Rules 10A-3(c)(3), and the Audit Committee is composed of three independent members

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.

Corporate Governance Guidelines

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Although the corporate governance practices adopted by us do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 2 of corporate governance of B3S.A. Brasil, Bolsa e Balcão. We also adopt the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (“IBGC”) and the Brazilian Code of Corporate Governance (“Companhias Abertas”).
Code of Ethics for Directors, Officers and Employees
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics, a set of rules that guide the actions of all persons who perform activities on behalf of us and our wholly owned and controlled subsidiaries, including employees (regardless of their function or hierarchical position), administrators (members of the Board of Directors and Executive Board), members of the Audit Committee, interns, suppliers, service providers and outsourced personnel. All such individuals are responsible for abiding by the code’s provisions and applying its content within their respective roles, in addition to promoting disclosure, understanding and integration of our code of ethics.
Certification Requirements
303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A and certify he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Our CEO will promptly notify the NYSE in writing after any of our executive officer’s become aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules and will also certify if he is not aware of any violation by the listed company of NYSE corporate governance listing standards.

We submit every year an Annual Written Affirmation to the NYSE and will submit an interim Written Affirmation when required.

Clawback Policy
303A.14	The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.	We have adopted a Clawback Policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

Cybersecurity has been identified as one of the most significant risks in today’s business environment, and we have classified it as such within our risk management framework. Our Risk Management Policy provides an integrated vision of managing this risk. It includes strategies and performance monitoring, defining roles and responsibilities, setting up the right infrastructure, establishing a common methodology, and outlining how we evaluate risks. This policy also details procedures for reporting and managing incidents, ensuring the effectiveness of our risk responses, maintaining accurate and complete disclosures, promptly fixing any issues, and regularly reporting to the Audit Committee and the Board of Directors. These bodies are tasked with overseeing our risk management efforts. Our risk management processes are independently audited to comply with the Sarbanes-Oxley Act. These rules apply to our Group Divisions, wholly owned and controlled subsidiaries, and are recommended for entities we jointly control, affiliates, and other investments.

Our comprehensive cybersecurity risk management program is designed to safeguard the integrity of our information and maintain the resilience of our cyber environment. It includes the following measures:

•	Conforming our cyber practices to internationally established cybersecurity framework best practice standards set out by the National Institute of Standards and Technology Cybersecurity Framework (NIST-CSF).
•	Utilizing material components in our cybersecurity framework, such as multifactor authentication, identity governance and administration, privilege access management, network firewalls, web application firewalls, antivirus, endpoint detection and response, vulnerability assessment/management, external offensive security testing and penetration testing, threat intelligence services, security awareness training platform and Security Operation Center (24/7).
•	Involving a comprehensive team responsible for day-to-day cybersecurity related matters including our Information Security team, Privacy, Legal, Compliance, Audit, Human Resources, and Corporate teams.
•	Conducting annual cybersecurity awareness training for employees, interns, contractors and executive management team involved in our systems using a security awareness training platform that includes regular phishing testing with additional reinforcement training if necessary.
•	Maintaining a robust incident response plan which includes definition of Copel’s communication team (Crisis Commission) with representatives from various areas such as IT, Legal, Compliance, Investor Relations, Marketing, Data Protection Agent and business areas. This team is responsible for internal communication, including reports to the boards of directors and deliberations regarding the progress of external communication to the various stakeholders involved.
•	Regularly reviewing, testing, updating and approving cybersecurity processes by conducting penetration testing, external offensive security testing vulnerability scanning and attack simulation.
•	Involvement in broader industry initiatives and organizations relating to cybersecurity such as collaborating with organizations across different industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities in these areas.

We also engage with companies specialized in cybersecurity and information security consulting and auditing to evaluate the structure and test the effectiveness of our processes and to provide trainings. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks from our association with our use of third-party service providers.

Our Information and Cybersecurity Policy outlines the key strategies we follow to safeguard our corporate information and other assets. It helps us manage risks effectively and ensure the ongoing operation of our business. Additionally, we have a Privacy and Data Protection Policy that governs how we collect, use, and share information obtained through our websites. This policy adheres to the requirements of the Brazilian General Personal Data Protection Law (“LGPD”).

In 2023, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Governance

Board of Directors

The board of directors and Statutory Audit Committee are primarily responsible for the oversight of risks from cybersecurity threats. To fulfill this responsibility, the Statutory Audit Committee is responsible for ensuring the quality and efficiency of internal control and risk management systems, including the supervision of the information security strategy, with annual registration in the Report of the Statutory Audit Committee (Relatório do Comitê de Auditoria Estatutário) with updates through Quarterly Reports where management informs the board on strategic key indicators, ongoing initiatives and significant incidents and their impact.

Management

The cybersecurity risk management processes described above are managed by Marcos Henrique Marçal Camillo, Chief Information Officer – CIO (Superintendent of Information Technology), who has four years of experience in the position. The Information Security department carries out the process of prevention, detection, mitigation, and remediation of cybersecurity incidents. They inform the CIO through reports that detail the incident, the response, the measures taken, and cybersecurity performance indicators. The CIO monitors these indicators and reports, reviews security policies, and regularly communicates with the Information Security department. Reports are generally made weekly or monthly, or immediately in case of serious incidents. Additionally, the CIO is responsible for monitoring and annual review of the Cybersecurity Program.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Item 19. Exhibits9F9F

1.1*	Corporate Bylaws approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016, and by the 195th Extraordinary Shareholders meeting of June 7, 2017, and by the 197th Extraordinary Shareholders meeting of June 28, 2018, and by the 199th Extraordinary Shareholders meeting of April 29, 2019, and by the 200th Extraordinary Shareholders meeting of December 02, 2019, and by the 201th Extraordinary Shareholders meeting of March 11, 2021 (incorporated by reference to Exhibit 1.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2022), and by the 206th Extraordinary Shareholders meeting of April 28, 2023, and by the 207th Extraordinary Shareholders meeting of July 10, 2023 (effective as of August 11, 2023).
2.1*	Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of December 28, 2023.
2.2*	Deposit Agreement (common shares) dated as of December 28, 2023.
2.4*	Description of Securities registered under Section 12 of the Exchange Act.
8.1*	List of subsidiaries controlled by us.
12.1*	Certification of our Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2*	Certification of our Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1*	Certification of our Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes
15.2*	Letter from Deloitte Touche Tohmatsu Auditores Independentes required by Item 16F(a)(3).
97*	Statutory bodies compensation policy corporate governance (incorporates our Clawback Policy), as of December 13, 2023
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith.

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

ADSs: American Depositary Shares.

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

Base Offering: Our primary offering and secondary offering, considered together, excluding the supplementary lot of our shares and ADRs.

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

Custodian: Itaú Unibanco S.A., as custodian for the shares underlying the ADSs.

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

Furnas: Furnas Centrais Elétricas S.A.

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

MVE: The Mechanism of Surplus Sales, or the Mecanismo de Venda de Excedentes, which allows distribution companies to sell energy surpluses and, in the case of sales related to amounts within the regulatory limits or involuntary over contracting, allows distribution companies to revert the acquired benefit to customers through tariff adjustments.

Non-Brazilian Holder: An individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation that acquires, owns and disposes of Common Shares, Preferred Shares or ADSs.

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

Regulatory Remuneration Base: The aggregate amount of investments made by the distribution companies in connection with the services compensated by tariffs charged to customers (Base de Remuneração Regulatória).

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

HPP GBM: Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant.

Unit(s): depositary receipt traded in B3 and Latibex, and depending on the context, the depositary receipt represented by ADS traded in NYSE, in each case composed by one Common Share and four Class B Shares.

U.S. Dollars, dollars, or US$: United States dollars.

U.S. Holder: A beneficial holder of a Common Share, a Preferred Share or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Common Share, Preferred Share or ADS.

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

Companhia Paranaense De Energia – Copel

By: /s/ Daniel Pimentel Slaviero___________________________________

Name: Daniel Pimentel Slaviero

Title: Chief Executive Officer

By: /s/ Adriano Rudek de Moura___________________________________

Name: Adriano Rudek de Moura

Title: Chief Financial and Investor Relations Officer

Date: April 10, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - Copel

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and of its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB United States), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Assets held for sale and discontinued operations - UEG Araucária (UEGA) and Companhia Paranaense de Gás - Compagas- Refer to notes 4.19 and 39 to the financial statements

Critical audit matter description

On September 4, 2023, the Company issued the notice to the market informing the continuity of the divestment of UEG Araucária (UEGA), and on September 20, 2023, disclosed the material fact informing that the Board of Directors approved the engagement of the necessary advisors for structuring and executing the project of divestment of its stake in Companhia Paranaense de Gás - Compagas.

Subsequently, on October 27, 2023, the Company issued the notice to the market informing the beginning of the binding proposal phase for Companhia Paranaense de Gás - Compagas, and on December 14, 2023, the share purchase and sale agreement related to the equity interest in UEG Araucária (UEGA) was signed.

Management understood that the criteria determined by international standard IFRS 5 for classification of the assets and respective liabilities as held for sale and disclosure as discontinued operations were met. Note 3.5 to the consolidated financial statements describes the restatement made by the Company due to the disclosure as discontinued operation.

We identified the assets held for sale and discontinued operations as a critical audit matter because of the of the judgments necessary to audit Management’s analysis of the timing when the criteria for classification of the assets and respective liabilities as held for sale and disclosure as discontinued operations were met, and Management’s measurement and assessment of the fair value of assets, and the completeness and accuracy of the amounts classified as assets and respective liabilities held for sale and disclosure as discontinued operations, including the restatement of the corresponding figures for the previous year, which requires the use of the technical knowledge and interpretation of the context applicable to the matter. Performing audit procedures required auditor’s judgment and extensive audit effort, including involvement of our specialists in technical accounting and audit standards.

How the critical audit matter was addressed in the audit

Our audit procedures on assets held for sale and discontinued operations included the following, among others:

•	We tested the effectiveness of controls over process for the classification of assets and respective liabilities as held for sale and disclosure as discontinued operations, including the restatement of the corresponding figures for the previous year in the financial statements.
•	We assessed the criteria used by the Management to identify the timing when the criteria for classifying the assets and respective liabilities as held for sale and disclosure as discontinued operations were met, including the restatement of the corresponding figures for the previous year and the measurement of the amounts recognized in the financial statements.
•	We evaluated the criteria used by Management for measuring and assessing the fair value of the assets.

•	We tested the completeness and accuracy of the amounts classified as assets and respective liabilities held for sale and disclosure as discontinued operations, including the restatement of the corresponding figures for the previous year.
•	With the assistance of our specialists in technical accounting and audit standards, we assessed the concepts used by the Company for the measurement, classification and disclosure regarding the total reversal of impairment recorded in UEG Araucária (UEGA).
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid - Refer to notes 4.12 and 30 to the financial statements

Critical audit matter description

The Company bills its customer on a monthly basis based on the energy measured and recognize revenue at this moment. The Company also recognize unbilled revenue calculated between the date of the last measurement and the end of the month, on estimated basis, based on the average of the last billing and/or considering the contracted energy and seasonality in the month. Unbilled revenues from the billing date to month-end are estimated based on the prior month’s billing and recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to customers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates by customer class, reflecting historical trends and significant experience. The differences between estimated unbilled and actual revenues are recognized in the next month.

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

How the critical audit matter was addressed in the audit

Our audit procedures on revenue recognition included the following, among others:

•	We tested the effectiveness of controls over revenue recognition, including Management’s controls over the measurement of energy volumes and pricing, as well as controls overestimates of unbilled revenue.
•	With the assistance of our IT specialists, we:
-	Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls and IT operations controls.
-	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	With respect to unbilled revenue, we:
-	Evaluated the appropriateness and consistency of the methods and assumptions used by Management to develop the estimates of unbilled revenue.
-	Tested the mathematical accuracy of Management’s estimates of unbilled revenue.
-	Evaluated Management’s ability to estimate unbilled revenue accurately by comparing actual subsequent revenue with Management’s historical estimates for the related revenue streams.
•	We performed a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized.
•	For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, testing the mathematical accuracy of the revenue recognized, and verifying subsequent cash receipts.
•	We assessed whether the disclosures made by Management in the financial statements are appropriate.

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

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Curitiba, Brazil

April 10, 2024

We have served as the Company’s auditor since 2016.

Companhia Paranaense de Energia – Copel and Subsidiaries
Consolidated Financial Statements as of December 31, 2023 and 2022
and for the years ended December 31, 2023, 2022 and 2021 and Report of
Independent Registered Public Accounting Firm

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS		12.31.2023	12.31.2022

CURRENT ASSETS
Cash and cash equivalents	5	5,634,623	2,678,457
Bonds and securities	6	4,763	93
Collaterals and escrow accounts		9	157
Trade accounts receivable	7	3,761,170	3,342,050
Dividends receivable		95,569	138,330
Sectorial financial assets	8	15,473	190,699
Accounts receivable - concessions	9	9,354	8,603
Contract assets	10	284,616	220,660
Other current receivables	11	949,732	897,380
Inventories		174,726	194,850
Income tax and social contribution receivable		315,218	355,065
Other current recoverable taxes	12.2	943,343	1,239,694
Prepaid expenses	13	62,869	60,076
Receivable from related parties	35	1,336	1,135
		12,252,801	9,327,249
Assets held for sale	39	1,462,929	-
		13,715,730	9,327,249

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	490,732	430,963
Other temporary investments		31,728	25,619
Trade accounts receivable	7	105,259	109,819
Judicial deposits	14	634,712	632,458
Sectorial financial assets	8	15,473	190,699
Accounts receivable - concessions	9	2,809,901	2,269,690
Contract assets	10	7,320,445	7,452,019
Other noncurrent receivables	11	853,340	931,452
Income tax and social contribution receivable		68,003	127,824
Deferred income tax and social contribution	12.1	1,757,688	1,644,299
Other noncurrent recoverable taxes	12.2	2,256,156	2,627,293
Prepaid expenses	13	-	10
		16,343,437	16,442,145

Investments	15	3,511,797	3,325,731
Property, plant and equipment	16	10,825,421	10,069,468
Intangible assets	17	11,170,089	10,277,727
Right-of-use asset	26.1	252,600	261,380

		42,103,344	40,376,451

TOTAL ASSETS		55,819,074	49,703,700
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2023	12.31.2022

CURRENT LIABILITIES
Payroll, social charges and accruals	18	927,538	252,789
Accounts payable to suppliers	19	2,154,430	2,090,022
Income tax and social contribution payable		132,979	156,191
Other taxes due	12.2	346,083	303,606
Loans and financing	20	675,980	278,838
Debentures	21	1,225,649	1,346,347
Dividend payable		464,147	482,325
Post-employment benefits	22	85,833	73,814
Sectorial charges payable	23	61,466	46,488
Research and development and Energy efficiency	24	320,196	370,244
Accounts payable related to concession	25	101,976	105,003
Sectorial financial liabilities	8	476,103	433,914
Lease liability	26.2	49,742	64,870
Other accounts payable	27	859,456	601,619
PIS and Cofins to be refunded to consumers	12.2.1	558,591	550,527
Provisions for legal claims	28	336,000	-
		8,776,169	7,156,597
Liabilities associated with assets held for sale	39	533,264	-
		9,309,433	7,156,597

NONCURRENT LIABILITIES
Accounts payable to suppliers	19	131,143	125,448
Deferred income tax and social contribution	12.1	1,686,793	1,517,682
Other taxes due	12.2	612,093	633,491
Loans and financing	20	4,667,237	4,371,525
Debentures	21	8,393,457	6,457,508
Post-employment benefits	22	1,398,410	996,223
Research and development and Energy efficiency	24	233,478	244,514
Accounts payable related to concession	25	791,879	832,539
Sectorial financial liabilities	8	27,888	49,341
Lease liability	26.2	220,700	208,886
Other accounts payable	27	579,070	645,234
PIS and Cofins to be refunded to consumers	12.2.1	173,135	1,444,631
Provision for allocation of PIS and Cofins credits	12.2.1	1,909,775	1,851,257
Provisions for legal claims	28	1,492,916	2,037,599
		22,317,974	21,415,878

EQUITY
Attributable to controlling shareholders
Capital	29.1	12,821,758	10,800,000
Equity valuation adjustments	29.2	307,050	593,382
Legal reserve	29.3	1,625,628	1,512,687
Profit retention reserve	29.3	9,000,506	7,911,295
Additional dividends proposed	29.4	131,211	-
		23,886,153	20,817,364

Attributable to non-controlling interests	15.2.2	305,514	313,861

		24,191,667	21,131,225

TOTAL LIABILITIES & EQUITY		55,819,074	49,703,700
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2023	12.31.2022	12.31.2021
CONTINUING OPERATIONS

NET OPERATING REVENUE	30	21,479,468	20,535,341	20,976,216

Operating costs	31	(16,581,428)	(15,605,584)	(16,707,908)

GROSS OPERATING PROFIT		4,898,040	4,929,757	4,268,308

Other operational expenses / income
Selling expenses	31	(152,638)	(175,669)	(186,682)
General and administrative expenses	31	(1,078,037)	(733,695)	(870,858)
Hydrological risk renegotiation - GSF		-	-	1,570,543
Other operational income (expenses), net	31	(280,460)	(739,635)	(220,835)
Provision for allocation of PIS and Cofins credits	12.2.1	-	(810,563)	-
Equity in earnings of investees	15	307,809	478,577	366,314
		(1,203,326)	(1,980,985)	658,482

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		3,694,714	2,948,772	4,926,790

Financial results	32
Financial income		1,069,116	956,413	901,605
Financial expenses		(2,274,106)	(1,950,927)	(1,247,970)
Restatement of provision for allocation of PIS and Cofins credits	12.2.1	-	(1,011,370)
		(1,204,990)	(2,005,884)	(346,365)

OPERATING PROFIT		2,489,724	942,888	4,580,425

INCOME TAX AND SOCIAL CONTRIBUTION	12.3
Current		(371,104)	(368,035)	(372,180)
Deferred		17,047	649,134	(806,344)
		(354,057)	281,099	(1,178,524)

NET INCOME FROM CONTINUING OPERATIONS		2,135,667	1,223,987	3,401,901

DISCONTINUED OPERATIONS
Net income (loss) from discontinued operations	39	191,501	(74,666)	1,646,701

NET INCOME		2,327,168	1,149,321	5,048,602
Attributed to shareholders of the parent company resulting from continuing operations		2,158,077	1,237,819	3,441,885
Attributed to shareholders of the parent company due to discontinued operations		100,733	(125,812)	1,510,688
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	873	(207)	(16,331)
Attributed to non-controlling shareholders due to discontinued operations	15.2.2	67,485	37,521	112,360
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING
SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.5
Common shares		0.75215	0.43170	1.09201
Class "A" Preferred shares		0.87237	0.55106	1.28802
Class "B" Preferred shares		0.76906	0.46509	1.38297
BASIC AND DILUTED EARNING PER SHARE
ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.5
Common shares		0.78574	0.38839	1.61429
Class "A" Preferred shares		0.90931	0.50343	1.86252
Class "B" Preferred shares		0.80600	0.41745	1.95747
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2023	12.31.2022	12.31.2021

NET INCOME		2,327,168	1,149,321	5,048,602
Other comprehensive income				-
Items that will never be reclassified to profit or loss	29.2
Adjustments related to actuarial liabilities
Post employment benefits		(379,126)	291,740	246,626
Taxes on other comprehensive income		129,007	(88,548)	(93,881)
Items that may be reclassified to profit or loss	29.2
Adjustments related to financial assets		(6,373)	10,295	-
Taxes on other comprehensive income		2,167	(3,500)	-
Total other comprehensive income, net of taxes		(254,325)	209,987	152,745

TOTAL COMPREHENSIVE INCOME		2,072,843	1,359,308	5,201,347
Attributed to shareholders of the parent company resulting from continuing operations		1,903,365	1,444,438	3,594,486
Attributed to shareholders of the parent company due to discontinued operations		101,666	(125,165)	1,510,688
Attributed to non-controlling shareholders resulting from continuing operations		(390)	1,834	(16,187)
Attributed to non-controlling shareholders due to discontinued operations		68,202	38,201	112,360
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders
			Equity valuation adjustments		Profit reserves
										Attributable
			Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit		to non -
									Shareholders’	controlling	Equity
	Note	Capital							equity	interests	Consolidated
Balance as of January 1, 2021		10,800,000	680,364	(327,015)	1,209,458	6,088,855	1,507,449	-	19,959,111	291,407	20,250,518
Net income		-	-	-	-	-	-	4,952,573	4,952,573	96,029	5,048,602
Other comprehensive income		-	-	-	-	-	-	-	-	-	-
Adjustments related to actuarial liabilities, net of taxes	29.2	-	-	152,601	-	-	-	-	152,601	144	152,745
Total comprehensive income		-	-	152,601	-	-	-	4,952,573	5,105,174	96,173	5,201,347
Realization - deemed cost, net of taxes	29.2	-	(46,575)	-	-	-	-	46,575	-	-	-
Realization of actuarial liabilities - divestment of Copel Telecom	29.2	-	-	(33,205)	-	33,205	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(1,507,449)	-	(1,507,449)	(32,638)	(1,540,087)
Allocation proposed to Annual General Meeting - AGM:		-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	-	247,629	-	-	(247,629)	-	-	-
Interest on equity (JSCP)	29.4	-	-	-	-	(283,173)	-	(239,636)	(522,809)	-	(522,809)
Dividends	29.4	-	-	-	-	-	1,368,675	(2,565,678)	(1,197,003)	(16,731)	(1,213,734)
Profit retention reserve		-	-	-	-	1,946,205	-	(1,946,205)	-	-	-
Balance as of December 31, 2021		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Net income		-	-	-	-	-	-	1,112,007	1,112,007	37,314	1,149,321
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	29.2	-	-	202,509	-	-	-	-	202,509	683	203,192
Adjustments related to financial assets	29.2	-	-	4,757	-	-	-	-	4,757	2,038	6,795
Total comprehensive income		-	-	207,266	-	-	-	1,112,007	1,319,273	40,035	1,359,308
Realization - deemed cost, net of taxes	29.2	-	(36,513)	-	-	-	-	36,513	-	-	-
Realization - actuarial gain	29.2	-	-	(3,541)	-	3,541	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Dividends and Interest on equity (JSCP)	15.2.2 and 29.4	-	-	-	-	(891,000)	-	(79,000)	(970,000)	(40,198)	(1,010,198)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		-	-	-	55,600	-	-	(55,600)	-	-	-
Dividends	15.2.2 and 29.4	-	-	-	-	-	-	(258)	(258)	(24,187)	(24,445)
Profit retention reserve		-	-	-	-	1,013,662	-	(1,013,662)	-	-	-
Balance as of December 31, 2022		10,800,000	597,276	(3,894)	1,512,687	7,911,295	-	-	20,817,364	313,861	21,131,225
Net income		-	-	-	-	-	-	2,258,810	2,258,810	68,358	2,327,168
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	29.2	-	-	(250,837)	-	-	-	-	(250,837)	718	(250,119)
Adjustments related to financial assets	29.2	-	-	(2,942)	-	-	-	-	(2,942)	(1,264)	(4,206)
Total comprehensive income		-	-	(253,779)	-	-	-	2,258,810	2,005,031	67,812	2,072,843
Realization - deemed cost, net of taxes	29.2	-	(32,553)	-	-	-	-	32,553	-	-	-
Issuing shares	29.1	2,021,758	-	-	-	-	-	-	2,021,758	-	2,021,758
Dividends and Interest on equity (JSCP)	15.2.2	-	-	-	-	-	-	-	-	(62,162)	(62,162)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		-	-	-	112,941	-	-	(112,941)	-	-	-
Interest on own capital	15.2.2 and 29.4	-	-	-	-	(44,160)	-	(913,840)	(958,000)	(13,886)	(971,886)
Dividends	15.2.2 and 29.4	-	-	-	-	-	131,211	(131,211)	-	(111)	(111)
Profit retention reserve		-	-	-	-	1,133,371	-	(1,133,371)	-	-	-
Balance as of December 31, 2023		12,821,758	564,723	(257,673)	1,625,628	9,000,506	131,211	-	23,886,153	305,514	24,191,667
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2023	12.31.2022	12.31.2021

CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations		2,135,667	1,223,987	3,401,901

Adjustments to reconcile net income for the period with cash generation from operating activities:
Unrealized monetary and exchange variation and debt charges - net		1,951,552	1,298,681	597,769
Interest - bonus from the grant of concession agreements under the quota system	9.2	(114,370)	(118,439)	(134,482)
Remuneration of transmission concession contracts	10.3	(730,094)	(769,248)	(1,084,986)
Provision for allocation of PIS and Cofins credits	12.2.1	-	1,821,933	-
Income tax and social contribution	12.3	371,104	368,035	566,272
Deferred income tax and social contribution	12.3	(17,047)	(649,134)	806,344
Equity in earnings of investees	15.1	(307,809)	(478,577)	(303,137)
Appropriation of post-employment benefits obligations		267,741	266,273	245,360
Creation for research and development and energy efficiency programs	24.1	165,459	155,705	171,601
Recognition of fair value of assets from the indemnity for the concession	30.1	(62,167)	(79,169)	(108,733)
Sectorial financial assets and liabilities result	30.1	(1,070,196)	(1,847,863)	(2,502,324)
Depreciation and amortization	31	1,382,040	1,233,097	1,017,293
Provision arising from the voluntary dismissal program	31.2.1	610,057	-	-
Net operating estimated losses, provisions and reversals	31.4	92,235	717,531	366,332
Realization of added value in business combinations	10.3	(722)	(721)	(722)
Fair value in energy purchase and sale operations	30.1	(5,045)	(32,748)	35,818
Derivatives fair value		-	2,907	20,401
Loss on disposal of accounts receivable related to concession	9.1	270	26,533	13
Loss on disposal of contract assets	10.1	16,728	8,829	7,155
Loss on disposal of property, plant and equipment		10,458	7,850	11,031
Loss on disposal of intangible assets	17.1 and 17.4	78,728	55,053	30,623
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	726	(146)	(177)

		4,775,315	3,210,369	1,572,809

Decrease (increase) in assets
Trade accounts receivable		188,437	1,482,232	(321,663)
Dividends and interest on own capital received		174,826	67,732	82,937
CRC transferred to the Government of the State of Paraná		-	-	1,646,614
Judicial deposits		33,298	1,521	(87,785)
Sectorial financial assets		36,964	966,466	1,509,802
Other receivables		(11,555)	69,208	(179,301)
Inventories		18,741	7,326	(30,334)
Income tax and social contribution recoverable		(201,003)	(488,495)	(259,807)
Other taxes recoverable		(138,520)	236,843	(72,431)
Prepaid expenses		(2,281)	(6,585)	(16,178)
Related parties		(201)	(1,135)	-
		98,706	2,335,113	2,271,854

Increase (decrease) in liabilities
Payroll, social charges and accruals		297,343	(191,643)	16,713
Suppliers		19,506	(347,157)	(12,227)
Other taxes		974,083	884,140	834,634
Post-employment benefits		(224,809)	(200,697)	(198,090)
Sectorial charges due		14,978	(151,898)	164,674
Research and development and energy efficiency	24.1	(255,295)	(202,073)	(230,328)
Payable related to the concession	25.1	(115,736)	(106,370)	(88,430)
Other accounts payable		149,450	106,269	22,278
Provisions for legal claims		(372,838)	(239,741)	(207,720)
		486,682	(449,170)	301,504

CASH GENERATED BY OPERATING ACTIVITIES		5,360,703	5,096,312	4,146,167

Income tax and social contribution paid		(294,676)	(124,381)	(745,150)
Loans and financing - interest due and paid	20.2	(521,134)	(337,455)	(193,421)
Debentures - interest due and paid	21.2	(1,127,607)	(890,123)	(343,524)
Charges for lease liabilities paid		(24,284)	(19,531)	(5,135)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		3,393,002	3,724,822	2,858,937

NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	125,474	177,827	527,895

NET CASH GENERATED FROM OPERATING ACTIVITIES		3,518,476	3,902,649	3,386,832
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

			Restated	Restated
	Note	12.31.2023	12.31.2022	12.31.2021

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(44,061)	44,190	(39,274)
Additions to contract assets		(1,973,215)	(1,909,603)	(1,468,516)
Acquisitions of subsidiaries - effect on cash	1.2	(911,450)	(18,031)	(501,886)
Investment disposal - advance	27	58,132	-	-
Additions in investments	15.1	(10,780)	(4,829)	(30,970)
Capital reduction of investees	15.1	-	61,536	-
Additions to property, plant and equipment		(204,805)	(381,938)	(338,129)
Additions to intangible assets	17.4	(13,388)	(8,319)	(4,546)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		(3,099,567)	(2,216,994)	(2,383,321)

NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	39	(35,524)	(558,002)	2,415,229

NET CASH USED FROM INVESTING ACTIVITIES		(3,135,091)	(2,774,996)	31,908

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	20.2	45,325	1,891,954	134,313
Transaction costs of loans and financing obtained from third parties	20.2	(6,886)	(19,781)	(1,647)
Issue of debentures	21.2	2,900,000	1,500,000	3,000,000
Transaction costs in the issuing of debentures	21.2	(60,677)	(14,445)	(35,030)
Payments of principal - loans and financing	20.2	(260,971)	(1,000,319)	(202,577)
Payments of principal - debentures	21.2	(1,193,910)	(2,051,481)	(1,831,809)
Amortization of principal of lease liabilities		(69,293)	(57,212)	(48,785)
Capital increase	29.1	2,031,619	-	-
Transaction costs in capital increase	29.1	(14,941)	-	-
Dividends and interest on own capital paid		(750,371)	(2,167,769)	(3,847,563)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		2,619,895	(1,919,053)	(2,833,098)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	76,677	(2,988)	(51,329)

NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		2,696,572	(1,922,041)	(2,884,427)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		3,079,957	(794,388)	534,313

Cash and cash equivalents at the beginning of the period	5	2,678,457	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	5	5,634,623	2,552,407	3,167,940
Cash and cash equivalents variations from discontinued operations	39	123,791	126,050	589,141

CHANGE IN CASH AND CASH EQUIVALENTS		3,079,957	(794,388)	534,313
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.	Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held company, whose shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums and in private sector for the purpose of engaging in activities, mainly in areas of energy.

Transformation into a company with dispersed capital and no controlling shareholder (“Corporation”).

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder (“Corporation”) through a secondary public offering of shares and/or Units issued by the Company and owned by Controller.

On July 10, 2023, the Extraordinary General Meeting - AGE approved the proposal to amend Copel's bylaws, with effect from the date of settlement of the public offering of shares. The main changes are described below:

•	Authorization for the Board of Directors to approve the capital increase, among other possibilities, for the purpose of placement through sale on the stock exchange or public subscription of new common shares;

•	Creation and issuance of Golden Share (special class preferred stock owned by the State of Paraná), subject to the closing of the offer and subsequent transformation into a Corporation, pursuant to art. 17, § 7, of the Brazilian Corporate Law and in accordance with State Law No. 21,272/2022;

•	Creation of restriction providing that no shareholder or group of shareholders may cast votes corresponding to more than 10% of the total votes that could be cast by all outstanding shares in each matter submitted to shareholder;

•	Inclusion of a statutory device to protect shareholding dispersion (poison pill), so that the shareholder or group of shareholders who, directly or indirectly, become holders of common shares that, together, exceed 25% of the voting capital of the Copel must make a public offer for the acquisition of all other common shares, for an amount at least 100% higher than the highest quotation of common shares in the last 504 trading sessions prior to the acquisition, updated by the Selic rate, while whoever exceeds 50% must offer by value at least 200% higher under the same criteria;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•	Exclusion of provisions foreseen by the Brazilian State Company Law.

On July 26, 2023, Copel submitted to the Brazilian Securities and Exchange Commission (“CVM”) the request for automatic registration of a public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all nominative, book-entry and without par value, free and clear of any liens or encumbrances.

On August 11, 2023, the offer of shares was settled, with the price of R$8.25 per share, making the total amount of R$4,530,661 distributed as follows:

•	(i) primary distribution of 229,886,000 shares issued by the Company, totaling R$1,896,560;
•	(ii) secondary distribution of 319,285,000 shares sold by the State of Paraná, totaling R$2,634,101.

Pursuant to article 51 of CVM Resolution 160, the offer could be increased by a supplementary lot equivalent to up to 15% of the total shares initially offered under the same conditions and price. On September 11, 2023, the supplementary lot of 72,821,650 shares was liquidated, with 16,370,841 primary shares issued by Copel and 56,450,809 secondary shares sold by the State of Paraná, due to the partial execution of the supplementary lot.

Thus, the total public offering, consisting of a base offering plus supplementary lot, with a price of R$8.25 per share, totaled R$5,131,439 distributed as follows:

•	(i) primary distribution of 246,256,841 shares issued by the Company, totaling R$2,031,619;
•	(ii) secondary distribution of 375,735,809 shares sold by the State of Paraná, totaling R$3,099,820.

The offering was carried out in Brazil, in an unorganized over-the-counter market, aimed at the investing public in general, pursuant to CVM Resolution No. 160, with efforts to place the shares abroad.

In view of the above and in compliance with accounting standards, the Company recorded the transaction costs net of taxes in the issuance of shares in a net equity reduction account in the amount of R$9,861, so that the increase in net share capital was recorded in the amount of R$2,021,758, according to Note 29.1.

The transformation of Copel into a “Corporation” will enable, under the terms of Law 9,074/95, the full renewal of the Concessions of the Governor Bento Munhoz da Rocha Netto Hydroelectric Plants - GBM (“Foz do Areia”), Governor Ney Aminthas de Barros Braga - GNB (“Segredo”) and Governor José Richa - GJR (“Salto Caxias”) for 30 years from the signing of the new concession contract. The payment of the respective granting bonuses, estimated at R$3,719,428 as per Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the Selic rate pro rata die on the value of the granting bonuses from January 1, 2024 until effective payment. The conclusion of this concession renewal process is currently awaiting the call by the Granting Authority to sign new contracts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In addition, upon transformation into a “Corporation”, Copel and its direct and indirect subsidiaries are released from compliance with the obligations set forth in Law 13,303/16 and other obligations applicable to mixed capital company.

1.1 Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until December 31, 2023, there were no changes, acquisitions and disposals in relation to the equity interests of December 31, 2022, except for the business combination described in Note 1.2.

According to Note 39, the divestment process of the subsidiaries Compagas and UEGA is underway.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1 Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagas (Note 39)	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA) (Note 39)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel) (b)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Aventura Holding S.A. (Aventura) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.
(b) Interests acquired in 2023 (Note 1.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

(a) Holding of 5 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I and Bandeirantes Solar II, for which the maintenance or extinction of the SPEs is under study.

1.1.3	Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A. (a)	Figueira/PR	Coal exploration	49.0	Copel

(a)	On December 18, 2023, Copel signed the Share Purchase and Sale Agreement (“CCVA”) with Paranafert Participações Ltda. to sell its equity interest in Carbocampel S.A., for the amount of R$1,950, which will be updated by the IPCA considering the date of receipt of the Buyer's proposal, on February 15, 2023 until the closing of the operation. The completion of the sale is subject to compliance with suspensive conditions established in the contract, which must be completed within up to 6 months from the signing of the CCVA, which can be extended for a further 6 months, at the Buyer's sole discretion.

1.1.4	Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

1.2 Acquisition of Aventura and Santa Rosa & Mundo Novo wind complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,004,484 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture of new managers of the Companies were approved.

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company’s Strategic Planning and Investment Policy. The transaction included the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date remained in the cash of the acquired Companies.

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Administrative Council for Economic Defense (“CADE”), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

In addition, there was a need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long- term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is proportional to the damage caused or the gain calculated in relation to the treadmill effect, limited to R$4,167 for both situations, monetarily adjusted, to be paid in a single installment.

The tables below show the final values of the business combination:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Aventura Wind Complex		Fair value	Fair value at the
	Book value	adjustment	acquisition date
Assets identified	518,023	254,390	772,413
Cash and cash equivalents	42,671	-	42,671
Trade accounts receivable	7,013	-	7,013
Recoverable taxes	3,823	-	3,823
Collaterals and escrow accounts	9,118	-	9,118
Other receivables	2,919	-	2,919
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	254,390	254,394
Liabilities assumed	329,967	92,435	422,402
Suppliers	6,814	-	6,814
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,346	-	2,346
Contingent liabilities	-	9,003	9,003
Deferred income tax and social contribution	-	83,432	83,432
Net assets acquired	188,056	161,955	350,011

Santa Rosa & Mundo Novo Wind Complex		Fair value	Fair value at the
	Book value	adjustment	acquisition date
Assets identified	827,735	360,568	1,188,303
Cash and cash equivalents	50,363	-	50,363
Trade accounts receivable	10,757	-	10,757
Recoverable taxes	5,747	-	5,747
Collaterals and escrow accounts	17,077	-	17,077
Other receivables	9,158	-	9,158
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	360,568	360,568
Liabilities assumed	612,608	125,665	738,273
Suppliers	43,406	-	43,406
Loans and financing	557,810	-	557,810
Tax obligations	7,579		7,579
Other accounts payable	3,813	-	3,813
Contingent liabilities	-	4,654	4,654
Deferred income tax and social contribution	-	121,011	121,011
Net assets acquired	215,127	234,903	450,030

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. An outcome depends on the conclusions of legal proceedings.

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT's investment. In the consolidated balance sheet these amounts will compose the balances of intangible assets and deferred income and social contribution taxes.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Fair value	Fair value at the
	Book value	adjustment	acquisition date
Total of net assets acquired	403,183	396,858	800,041
Technical goodwill			204,443
Consideration amount			1,004,484

The amount paid is supported by the discounted cash flow projections of the operations of the acquired wind complexes. Considering the cash acquired in the amount of R$93,034, the net effect on the Company's cash was R$911,450 as presented in the Statements of Cash Flows.

If this business combination had been effective on January 1, 2023, the consolidated net operating revenue would increase by R$13,143, totaling R$21,492,611, and the consolidated net income would decrease by R$1,824, totaling R$2,325,344.

2.	Concessions and Authorizations

2.1	Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Fundão I and HGP Santa Clara I		(a)
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagas	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047
(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14,744/2023 and 14,745/2023.
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP / Hydroelectric Generating Plant - HGP
Thermal Power Plant - TPP
Wind Power Plant - WPP

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Generation concessions		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP

Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá) (a)		51	06.28.2049

Concession Contract 001/2011 - HPP Colíder		100	01.30.2046

Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050

Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049

Concession Contract 007/2013
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033

PUBLIC SERVICE CONCESSIONS

Concession Contract 045/1999 (Note 34.2.6)
TPP Figueira		100	03.26.2019
HPP São Jorge		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Concession Contract 001/2020
UHE Guaricana		100	07.21.2028

Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029

Dispatch 182/2002 - Hydroelectric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register with ANEEL)		100	-

Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053

HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-

Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-

Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim (b)	Authorization 114/2000 - SHP Arturo Andreoli	35.77	07.07.2034
SHP Bela Vista	Resolution 913/2017 - transfer of title under
	Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A.	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA n° 7.820/2019	100	06.11.2053
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053

(a) Aneel Authorizing Resolution No. 14,435/2023 and Aneel Approving Resolution No. 3,242/2023 granted the request to restore the grant period for explorating the plant in 763 days, changing the expiration date to June 28, 2049.
(b) Aneel Authorizing Resolution No. 14,896/2023 granted the request to restore the concession period for explorating the plant by 986 days, changing the expiration date to July 7, 2034.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Transmission concessions		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023 (b)
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023 (c)
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023 (c)
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023 (c)
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
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
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte - Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023 (c)
	Transmission line 500 kV Barreiras II - Rio das Éguas
	Transmission line 500 kV Rio das Éguas - Luziânia
	Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
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

(a) Do not undergo tariff review and RAP reduced to 50% in the 16th year.
(b) Review postponed to 2024 (but referring to 2023), under the terms of Order No. 402/2023.
(c) Aneel Homologatory Resolution 3,205/2023 repositioned the RAP of the transmission companies. However, the effects were disregarded in Homologatory Resolution 3,216/2023 for the 2023/2024 RAP cycle and will be processed in the 2024/2025 cycle, after the publication of Order No. 4,675/2023.

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The issuance of these consolidated financial statements was authorized by the Board of Directors on April 10, 2024.

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

In the preparation of these consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates, which are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.3.1	Judgments

The Notes below are those containing information about judgments made in applying of accounting policies with significant impacts on the amounts recognized in the consolidated financial statements:

•	Notes 4.1 and 15 - Basis of consolidation and Investments: assessment of the existence of control and significant influence;
•	Notes 4.2 and 34 - Financial instruments: definition of the category of financial instruments.

•	Notes 4.19 and 39 - Assets held for sale and discontinued operations: assessment of sale as highly probable.

3.3.2	Uncertainties over assumptions and estimates

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•	Notes 4.9 and 17 - Intangible assets: estimated useful life of assets;

•	Notes 4.10.1 and 7.2 - Expected Credit Losses: estimate of amounts that will not be received;

•	Notes 4.10.2 and 16.4 - Impairment of non-financial assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
•	Notes 4.11 and 28 - Provisions for legal claims and contingent liabilities: estimated losses on legal claims;
•	Notes 4.11 and 12.2.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
•	Notes 4.12 and 4.13 - Revenue recognition: estimate of unbilled amounts and construction margin;

•	Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE): forecast of amounts to be billed by CCEE;

•	Notes 4.15 and 34.2.10 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
•	Notes 4.16.2 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income for recoverability of taxes;
•	Notes 4.17 and 22 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
•	Notes 4.18 and 26 - Right to Use Assets and Lease Liabilities: definition of the discount rate for contracts.

3.4	Management’s judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term public concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.5	Restatement of comparative balances

Due to the presentation of the discontinued operation balances resulting from the ongoing divestment process of the subsidiaries Compagas and UEGA, and the sale of Copel Telecomunicações S.A. in August 2021, described in Note 39, the balances of the Statements of Income and Cash Flows are being restated, for comparability purposes, as per the following tables:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2022	As previously stated	Adjustments	Restated
STATEMENTS OF INCOME
NET OPERATING REVENUE	21,927,721	(1,392,380)	20,535,341
Operating costs	(16,928,407)	1,322,823	(15,605,584)
GROSS PROFIT	4,999,314	(69,557)	4,929,757
Selling expenses	(186,740)	11,071	(175,669)
General and administrative expenses	(803,721)	70,026	(733,695)
Other operational income (expenses)	(1,571,194)	20,996	(1,550,198)
Equity in earnings of investees	478,577	-	478,577
Profit before financial results and taxes	2,916,236	32,536	2,948,772
Financial results	(1,966,037)	(39,847)	(2,005,884)
Operating profit	950,199	(7,311)	942,888
Income tax and social contribution	199,122	81,977	281,099
Net income for the period - continuing operations	1,149,321	74,666	1,223,987
Result of discontinued operations	-	(74,666)	(74,666)
Net income	1,149,321	-	1,149,321
Attributed to controlling shareholders	1,112,007	-	1,112,007
Attributed to non-controlling interest	37,314	-	37,314
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	209,987	-	209,987
Total comprehensive income	1,359,308	-	1,359,308
Attributed to controlling shareholders	1,319,273	-	1,319,273
Attributed to non-controlling interest	40,035	-	40,035
STATEMENTS OF CASH FLOWS
Cash flow from operational activities	3,902,649	-	3,902,649
Net income	1,149,321	74,666	1,223,987
Profit adjustments	2,293,118	(306,736)	1,986,382
Changes in assets and liabilities	1,883,234	2,709	1,885,943
Taxes and charges paid	(1,423,024)	51,534	(1,371,490)
Equity in earnings of investees	-	177,827	177,827
Cash flow from investment activities	(2,774,996)	-	(2,774,996)
Property, plant and equipment and intangible assets	(2,880,829)	580,969	(2,299,860)
Other activities	105,833	(22,967)	82,866
Discontinued operations	-	(558,002)	(558,002)
Cash flow from financing activities	(1,922,041)	-	(1,922,041)
Issue of Debentures	305,928	-	305,928
Loan and lease payments	(60,200)	2,988	(57,212)
Other activities	(2,167,769)	-	(2,167,769)
Discontinued operations	-	(2,988)	(2,988)
Total effects on cash and cash equivalents	(794,388)	-	(794,388)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2021	As previously stated	Adjustments	Restated
STATEMENTS OF INCOME
NET OPERATING REVENUE	23,984,287	(3,008,071)	20,976,216
Operating costs	(19,119,637)	2,411,729	(16,707,908)
GROSS PROFIT	4,864,650	(596,342)	4,268,308
Selling expenses	(194,998)	8,316	(186,682)
General and administrative expenses	(924,561)	53,703	(870,858)
Hydrological risk renegotiation - GSF	1,570,543	-	1,570,543
Other operational income (expenses)	(235,910)	15,075	(220,835)
Equity in earnings of investees	366,314	-	366,314
Profit before financial results and taxes	5,446,038	(519,248)	4,926,790
Financial results	(327,361)	(19,004)	(346,365)
Operating profit	5,118,677	(538,252)	4,580,425
Income tax and social contribution	(1,259,632)	81,108	(1,178,524)
Net income for the period - continuing operations	3,859,045	(457,144)	3,401,901
Result of discontinued operations	1,189,557	457,144	1,646,701
Net income	5,048,602	-	5,048,602
Attributed to controlling shareholders	4,952,573	-	4,952,573
Attributed to non-controlling interest	96,029	-	96,029
STATEMENTS OF COMPREHENSIVE INCOME
Total comprehensive income, net of taxes	152,745	-	152,745
Total comprehensive income	5,201,347	-	5,201,347
Attributed to controlling shareholders	5,105,174	-	5,105,174
Attributed to non-controlling interest	96,173	-	96,173
STATEMENTS OF CASH FLOWS
Cash flow from operational activities	3,386,832	-	3,386,832
Net income	3,859,045	(457,144)	3,401,901
Profit adjustments	(1,979,865)	150,773	(1,829,092)
Changes in assets and liabilities	2,675,188	(101,830)	2,573,358
Taxes and charges paid	(1,203,156)	(84,074)	(1,287,230)
Equity in earnings of investees	35,620	492,275	527,895
Cash flow from investment activities	31,908	-	31,908
Property, plant and equipment and intangible assets	(1,825,468)	14,277	(1,811,191)
Other activities	(586,976)	14,846	(572,130)
Discontinued operations	2,444,352	(29,123)	2,415,229
Cash flow from financing activities	(2,884,427)	-	(2,884,427)
Issue of Debentures	1,043,011	20,239	1,063,250
Loan and lease payments	(51,270)	2,485	(48,785)
Other activities	(3,874,318)	26,755	(3,847,563)
Discontinued operations	(1,850)	(49,479)	(51,329)
Total effects on cash and cash equivalents	534,313	-	534,313

4.	Material Accounting Policies

Material information on the Company's accounting policies is presented below.

4.1	Basis of consolidation

4.1.1	Calculation of equity in earnings of investees

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

When required, for the calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Parent Company's accounting policies.

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.1.6	Business combination

The acquisition analysis is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between companies under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are accounted for using the acquisition method when control is transferred to the acquirer and are recognized at their fair value at the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill, presented under intangible assets. When the amount generated is negative, the bargain purchase gain is recognized directly in profit or loss.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill and, therefore, are amortized over the concession period.

Contingent liabilities related to tax, civil and labor matters, classified in the acquiree as possible and remote risk of loss, are recognized at their fair values under provision for legal claims.

In acquisitions of interests in associates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value and the goodwill is presented in the investment.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.3	Net sectorial financial assets and liabilities

In the power distribution segment, the Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession agreement, approved by Aneel Order No. 4621/2014.

Net sectoral financial assets and liabilities comprise: a) Portion A Cost Variation Compensation Account - CVA, which records the variation between estimated and realized costs of energy purchase, of transmission and sectorial charges; b) financial items that correspond to other rights and obligations included in the tariff.

The amounts are updated until the date of the tariff readjustment/revision and, after approval by Aneel, the new tariff is applied for the current tariff year, providing for collection or return of constituted assets and liabilities, which are then amortized.

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.4.2	Piped gas distribution service concession

The piped gas distribution concession agreement provides that part of the investments made by the concessionaire is remunerated by the public service users and another part is indemnified by the Granting Authority, the State of Paraná, at the end of the concession. This model provides for the recognition of financial assets, contract assets during the construction period and intangible assets. The amount that will not be amortized within the concession term is presented as Accounts receivable related to the concession and represents the amount to be reimbursed to the Company by the Granting Authority at the end of the contract term. The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

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

For the years ended December 31, 2023, 2022 and 2021

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

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is transferred to Accounts receivable related to the concession. The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

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

For the years ended December 31, 2023, 2022 and 2021

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

Existing System Basic Network - RBSE

The assets that compose the Existing System Basic Network - RBSE are made up of an economic component, referring to the cost of capital of the assets not depreciated in July 2017, and a financial component, resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

This intangible asset was initially recognized at acquisition or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

During the infrastructure construction phase, costs are classified as contract assets (Note 4.5). The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

4.9.5	Intangible assets acquired separately

Intangible assets with a finite useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect in estimate being accounted for on a prospective basis.

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

When there is a loss arising from situations in which the asset's book value exceeds its recoverable amount, defined as the higher of the asset's value in use and the fair value net of the asset's selling expenses, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses that had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets arising from onerous concession and rights of concession and/or authorization to generate electricity, classified as intangible assets, have their impairment tested along with the other assets of that cash- generating unit.

The impairment of contract assets in their construction phase is tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount is subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by National Electric System Operator (ONS) and by the jurisdiction of the sector.

4.11	Provisions

Provisions are recognized when: i) the Company has a present obligation (legal or not formalized) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

The amounts corresponding to the main portion of the provision are recognized in the operating result or in assets and the monetary restatement, if any, is recognized in the financial result. Socio-environmental provisions are recorded under assets when incurred during the implementation phase of projects, or even later, after entry into commercial operation, when considered conditions for obtaining/renewing operation and maintenance licenses.

Contingent assets and liabilities are not recognized in accounting but are disclosed in notes to the financial statements when it is probable that future economic benefits will be recognized, for the assets, or when the probability of an outflow of resources is assessed as possible, in the case of liabilities.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, by estimate based on the last measurement taken. and/or considering the contracted and seasonalized energy in the month. The concession contract for the public electricity distribution service provides for compensation for non- performance of quality indicators which, when incurred, are accounted for as a reduction in revenue from the use of the main distribution and transmission grid.

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin. The construction margin adopted for transmission activity derives from a calculation methodology that considers business risk.

The balances of construction revenue and costs relating to the piped gas distribution service concession are presented under discontinued operations results in view of the Compagas divestment process (Note 39).

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

4.19	Assets and liabilities held for sale and discontinued operation

Assets and liabilities are classified as held for sale when their carrying value is recoverable through sale. The reclassification of the asset should only be carried out when the sale is highly probable, which means that it must be available for immediate sale under current conditions and there must be a commitment from senior management to the divestment, expected to be completed within 12 months from the date of reclassification. Assets held for sale and associated liabilities are measured at the lower of the book value and the net fair value of selling expenses. If the asset represents an important separate line of business, such transaction is considered a discontinued operation, and its results and cash flows are presented segregated.

4.20	Standards applicable to the Company effective January 1, 2023

The following changes, with no significant impact on the Company's financial statements, are effective as of January 1, 2023:

(i)	IAS 1 and IFRS practical expedient 2: change in disclosures of significant accounting policies for material accounting policy information (from January 1, 2023);

(ii)	IFRS 17: new standards for insurance contracts, replacing IFRS 4 - the Company does not have any contracts that meet the definition of an insurance contract (from January 1, 2023);

(iii)	IAS 8: updating of accounting estimates definitions (from January 1, 2023);

(iv)	IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction and updates arising from the changes to the International Tax Reform – Pillar Two Model Rules (from January 1, 2023).

4.21	New standards that are not yet in effect

As of the following fiscal years, the changes below will be in effect:

(i)	IAS 1: requirements for classifying Liabilities as Current or Non-Current and for presenting Non- Current Liabilities with Covenants (from January 1, 2024);

(ii)	IFRS 16 - Leases: changes related to sale and leaseback operations (from January 1, 2024);

(iii)	IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: requirements for disclosure of supplier financing agreements (from January 1, 2024);

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(iv)	IAS 21 - Effects of Changes in Exchange Rates and Conversion of Financial Statements (from January 1, 2025);

(v)	IFRS 10 and IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

5.	Cash and Cash Equivalents

	12.31.2023	12.31.2022	12.31.2021
Cash and bank accounts	223,298	222,641	231,372
Financial investments with immediate liquidity	5,411,325	2,455,816	3,241,473
	5,634,623	2,678,457	3,472,845

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 92.0% and 103,5% of Interbank Deposit Certificate (“CDI”).

The balance as of December 31, 2023, includes the funds received resulting from the public offering for primary distribution of 246,256,841 shares issued by the Company, totaling the value of R$2,031,619, as described in Note 1.

6.	Bonds and Securities

The Company holds securities that yield variable interest rates. The term of these securities ranges from 1 to 54 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.

Category	Index	12.31.2023	12.31.2022
Units in Funds (a)	CDI	410,012	353,454
Bank Deposit Certificates - CDB	96% to 101% of CDI	85,483	77,602
		495,495	431,056
	Current	4,763	93
	Noncurrent	490,732	430,963

Interbank Deposit Certificate - CDI

(a)	These are mostly reserve accounts intended for the fulfillment of contracts with the BNDES.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.	Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for more	Total	Total
	falling due	up to 90 days	than 90 days	12.31.2023	12.31.2022
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	2,428,632	395,161	157,947	2,981,740	2,513,664

Electricity sales to final customers	207,084	4,414	6,303	217,801	208,631

Other consumers receivables	90,694	71,771	39,850	202,315	111,436

Energy supply - Concessionaires, permission holder and trading companies	437,348	24,184	9,555	471,087	483,218

CCEE (7.1)	70,048	-	119,665	189,713	196,627

Charges for use of the transmission system	68,161	7,314	10,680	86,155	71,466

Gas distribution	-	-	-	-	138,770

(-) Expected credit losses (7.2)	(19,588)	(40,195)	(222,599)	(282,382)	(271,943)
	3,282,379	462,649	121,401	3,866,429	3,451,869
Current				3,761,170	3,342,050
Noncurrent				105,259	109,819
(a) Includes the balance of debt installments at present value, considering the amount to be discounted, the realization dates, the settlement dates and the discount rate of 1.22% p.m. (1.10% p.m. on December 31, 2022).

7.1	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.2.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Copel GeT filed a lawsuit in 2018 against Aneel with the aim of challenging the resolutions that rejected the request to recognize the exclusion of liability for the displacement of the implementation schedule of the HPP Colíder contained in Concession Contract No. 01/2011-MME-UHE Colíder, of which it is the holder, while also maintaining the supply schedule in the Power Trading Contracts in the Regulated Environment (CCEAR). A provisional injunction in favor of the Company was granted by the Federal Regional Court of the 1st Region ("TRF1") to suspend the sanctioning and contractual effects of the disputed resolutions. In May 2023, a ruling was issued by the competent Federal Court, partially recognized the requests. Copel GeT filed an appeal with the TRF1 defending the extension of the recognition of the exclusions for the entire period and renewed the request for appellate relief to maintain the suspension of the effects of Aneel's deliberations, until the judgment of the appeal, which was again granted in August 2023 by the Reporting Judge. The appeal is awaiting processing and judgment.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.2	Expected credit losses

Consolidated	Balance as of	Additions /	Write	Reclassi-	Balance as of	Additions/	Write	Balance as of	Additions/	Write	Reclassifica-	Balance as of
	January 1, 2021	(Reversals)	offs (a)	fication (b)	December 31, 2021	(Reversals)	offs (a)	December 31, 2022	(Reversals)	offs (a)	tion (NE nº 39)	December 31, 2023
Electricity sales to final customers and Charges for use of the system - Copel DIS	212,327	180,150	(238,394)	-	154,083	114,718	(149,263)	119,538	99,685	(85,356)	-	133,867
Electricity sales to final customers and other consumers receivables	769	436	-	-	1,205	11,327	-	12,532	2,792	-	-	15,324
Energy supply - Concessionaires, permission holder and trading companies	20,533	1,224	(1,994)	-	19,763	(5,353)	(4,583)	9,827	4,533	(834)	-	13,526
CCEE (7.1)	119,665	-	-	-	119,665	-	-	119,665	-	-	-	119,665
Telecommunications	-	3,042	(3,153)	111	-	-	-	-	-	-	-	-
Gas distribution	12,257	(2,611)	239	-	9,885	1,064	(568)	10,381	286	(329)	(10,338)	-
	365,551	182,241	(243,302)	111	304,601	121,756	(154,414)	271,943	107,296	(86,519)	(10,338)	282,382
(a) Net losses from recovered invoice balances.
(b) TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações, completed in August/2021.

8.	Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the last tariff adjustment and amounts that will be ratified in the next tariff events.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated		Operating revenues		Financial results		Statement of Financial Position
	Balance as of				Tariff		Balance as of
	January 1, 2023	Constitution	Amortization	Updating	flags	Constitution	December 31, 2023
Portion A
Electricity purchased for resale - Itaipu	819,649	(70,066)	(702,517)	59,495	-	-	106,561
Electricity purchased for resale - CVA Energ	(582,059)	(444,221)	555,568	(86,565)	112	-	(557,165)
Transport of energy using the transmission system - basic grid	253,766	540,084	(244,243)	51,550	-	-	601,157
Transport of energy purchased from Itaipu	10,706	50,824	(10,188)	3,251	-	-	54,593
ESS	227,329	271,566	(323,495)	23,651	(56,567)	-	142,484
CDE	200,493	(55,037)	(149,314)	5,138	-	-	1,280
Proinfa	42,078	(32,344)	(22,660)	(1,569)	-	-	(14,495)
Other financial components
Refunds of Pis and Cofins	(765,573)	-	1,525,351	-	-	(1,462,673)	(702,895)
Neutrality	98,598	(41,000)	(79,292)	2,072	-	-	(19,622)
Offset of bilateral contracts under CCEAR	(186)	-	186	-	-	-	-
Hydrological risk	(524,806)	(431,385)	504,007	(23,216)	-	-	(475,400)
Tariff refunds	(175,460)	(92,589)	96,560	(10,118)	-	-	(181,607)
Overcontracting	436,324	327,874	(176,556)	46,848	(297)	-	634,193
Itaipu Bonus	4,943	(68)	(66,026)	(1,076)	-	58,984	(3,243)
Water shortage account	(71,188)	-	71,188	-	-	-	-
CDE Eletrobras	(184,100)	165,167	24,583	(8,336)	-	(39,196)	(41,882)
Other	107,629	(13,446)	(108,315)	(2,872)	-	-	(17,004)
	(101,857)	175,359	894,837	58,253	(56,752)	(1,442,885)	(473,045)
Current assets	190,699						15,473
Noncurrent assets	190,699						15,473
Current liabilities	(433,914)						(476,103)
Noncurrent liabilities	(49,341)						(27,888)

Consolidated		Operating revenues		Financial results		Statement of Financial Position
	Balance as of				Tariff		Balance as of
	December 31, 2021	Constitution	Amortization	Updating	flags	Constitution	December 31, 2022
Portion A
Electricity purchased for resale - Itaipu	1,286,966	344,732	(914,566)	102,517	-	-	819,649
Electricity purchased for resale - CVA Energ	(475,842)	(540,360)	429,160	(36,149)	41,132	-	(582,059)
Transport of energy using the transmission system - basic grid	180,521	213,107	(152,329)	12,467	-	-	253,766
Transport of energy purchased from Itaipu	14,018	8,125	(11,823)	386	-	-	10,706
ESS	531,280	417,465	(324,194)	46,467	(443,689)	-	227,329
CDE	(18,786)	392,608	(201,781)	28,452	-	-	200,493
Proinfa	10,501	77,631	(53,235)	7,181	-	-	42,078
Other financial components
Refunds of Pis and Cofins	(337,350)	-	1,164,877	-	-	(1,593,100)	(765,573)
Neutrality	81,177	94,338	(81,461)	4,544	-	-	98,598
Offset of bilateral contracts under CCEAR	(184)	(239)	385	(148)	-	-	(186)
Hydrological risk	(604,152)	(463,625)	570,582	(27,611)	-	-	(524,806)
Tariff refunds	(198,997)	(66,898)	101,685	(11,250)	-	-	(175,460)
Overcontracting	(78,596)	522,321	53,319	15,420	(76,140)	-	436,324
Itaipu Bonus	(26,451)	46,915	(6,240)	(4,568)	-	(4,713)	4,943
Water shortage account	-	-	76,949	(2,293)	-	(145,844)	(71,188)
CDE Eletrobras	-	165,214	-	(13,803)	-	(335,511)	(184,100)
Other	110,196	86,068	(100,867)	13,933	-	(1,701)	107,629
	474,301	1,297,402	550,461	135,545	(478,697)	(2,080,869)	(101,857)
Current assets	383,740						190,699
Noncurrent assets	383,740						190,699
Current liabilities	(139,770)						(433,914)
Noncurrent liabilities	(153,409)						(49,341)

Refunds of PIS and Cofins

In the annual tariff adjustment processes, Copel DIS allocated R$1,462,673 in 2023 and R$1,593,100 in 2022 referring to the tax credit arising from the legal lawsuit regarding State VAT (ICMS) exclusion from the PIS and Cofins calculation bases (Note 12.2.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.	Accounts Receivables - Concessions

	12.31.2023	12.31.2022
Power distribution service concession (9.1)	1,954,679	1,442,819
Bonus from the grant of concession agreements under the quota system (9.2)	792,741	766,832
Generation concession agreements (9.3)	71,835	68,642
	2,819,255	2,278,293
Current	9,354	8,603
Noncurrent	2,809,901	2,269,690

9.1	Power distribution service concession

Balance as of January 1, 2022	1,200,708
Transfers from contract assets (Note 10.1)	168,072
Transfers to other receivables (assets held for disposal)	(5,048)
Fair value recognition	79,169
Loss on disposal	(82)
Balance as of December 31, 2022	1,442,819
Transfers from contract assets (Note 10.1)	451,250
Transfers to other receivables (assets held for disposal)	(1,287)
Fair value recognition	62,167
Loss on disposal	(270)
Balance as of December 31, 2023	1,954,679

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2	Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2022	730,851
Transfers to electricity grid use charges - customers	(82,458)
Interest (Note 30.1)	118,439
Balance as of December 31, 2022	766,832
Transfers to electricity grid use charges - customers	(88,461)
Interest (Note 30.1)	114,370
Balance as of December 31, 2023	792,741

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9.3	Power generation concessions agreements

Balance as of January 1, 2022	102,220
Remeasurement	1,934
Fair value adjustment	(35,512)
Balance as of December 31, 2022	68,642
Fair value adjustment	3,193
Balance as of December 31, 2023	71,835

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value. In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and in 2022, it filed the updated indemnifiable amount evaluation report (Note 34.2.1 - e).

10.	Contract assets

	12.31.2023	12.31.2022
Power distribution service concession (10.1)	2,201,958	2,332,171
Piped gas distribution service concession (10.2)	-	30,032
Power transmission concession (10.3)	5,403,103	5,310,476
	7,605,061	7,672,679
Current	284,616	220,660
Noncurrent	7,320,445	7,452,019

10.1	Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2022	1,851,866	(53,671)	1,798,195
Acquisitions	2,092,117	-	2,092,117
Customers contributions	-	(243,916)	(243,916)
Transfers to intangible assets (Note 17.1)	(1,332,118)	194,794	(1,137,324)
Transfers to accounts receivable - concessions (Note 9.1)	(197,912)	29,840	(168,072)
Loss on disposal	(8,829)	-	(8,829)
Balance as of December 31, 2022	2,405,124	(72,953)	2,332,171
Acquisitions	2,305,311	-	2,305,311
Customers contributions	-	(339,277)	(339,277)
Transfers to intangible assets (Note 17.1)	(1,888,949)	273,071	(1,615,878)
Transfers to accounts receivable - concessions (Note 9.1)	(507,401)	56,151	(451,250)
Other transfers	(12,391)	-	(12,391)
Loss on disposal	(16,728)	-	(16,728)
Balance as of December 31, 2023	2,284,966	(83,008)	2,201,958

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In 2023, these costs totaled R$19,041, at an average rate of 0.32% p.a. (R$17,903, at an average rate of 0.38% p.a., in 2022).

10.2	Piped gas distribution service concession contract

Balance as of January 1, 2022	29,815
Acquisitions	13,955
Transfers to intangible assets (Note 17.3)	(13,738)
Balance as of December 31, 2022	30,032
Acquisitions	25,510
Transfers to intangible assets (Note 17.3)	(11,503)
Reclassification (a)	(44,039)
Balance as of December 31, 2023	-
(a) Reclassification to Assets classified as held for sale (Note 39).

10.3	Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2022	3,632,386	1,427,652	5,060,038
Realization of gains/losses in business combinations	721	-	721
Transfers to electricity grid use charges - customers	(389,939)	(213,378)	(603,317)
Transfers to property, plant and equipment	(3,822)	-	(3,822)
Transfers from litigations	(1,558)	-	(1,558)
Remuneration	509,722	201,926	711,648
Construction revenue	89,166	-	89,166
Construction income	1,458	-	1,458
Loss from inefficiency (10.3.1)	56,142	-	56,142
Balance as of December 31, 2022	3,894,276	1,416,200	5,310,476
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(423,851)	(294,975)	(718,826)
Transfers to property, plant and equipment	(4,086)	-	(4,086)
Transfers from litigations	(458)	-	(458)
Remuneration	521,308	194,722	716,030
Construction revenue	85,181	-	85,181
Construction income	1,410	-	1,410
Gain from efficiency (10.3.1)	12,654	-	12,654
Balance as of December 31, 2023	4,087,156	1,315,947	5,403,103

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets, with a monocratic decision (Order No. 1,762/2022) deliberated by a director of Aneel on the subject. This decision was suspended by the collegiate, according to Order No. 1,844/2022, and the terms of that Technical Note are under discussion by the advisors of the Aneel Board of Directors, together with the Superintendence of Tariff Management and Economic Regulation, about the assumptions, methodologies and calculations considered for the formation of this tariff component. More recently, on April 27, 2023, Technical Note No. 85/2023-SGT/Aneel was issued, which presented a technical analysis of the statements about the calculations presented in Technical Note No. 085/2022-SGT/Aneel. Considering that this matter has not yet been deliberated by Aneel Board of Directors, the values approved by Aneel Resolution No. 2,847 of April 22, 2021, are still in effect and appropriate.

10.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. In June 2023, Aneel ratified the tariff review of Copel GeT Concession contracts No. 006/2008 - Bateias/Pilarzinho, No. 022/2012 - Londrina/Figueira and No. 002/2013 - Assis/Paraguaçu Paulista II, with positive repositioning in nominal terms of 11.15%, 4.15% and 7.84%, respectively, generating a gain of R$4,014 (in 2022, the tariff review of the Costa Oeste and Marumbi contracts resulted in a gain of R$30,654).

10.3.2	Assumptions adopted for the calculation of contract assets

.			12.31.2023			12.31.2022
	Concession assets	RBSE assets		Concession assets	RBSE assets
		Financial	Economic		Financial	Economic
Construction margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Operating and maintenance margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Remuneration rate (a)	9.60% p.a.	8.11% p.a.	11.10% p.a.	9.58% p.a.	8.11% p.a.	11.10% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution (c)	574,028	201,158	157,525	523,713	91,276	151,560
(a) Average rate of contracts
(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.
(c) increase in the RAP financial portion of RBSE assets, due to the re-profiling defined by Aneel Homologatory Resolution No. 2,847/2021.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11.	Other Receivables

	12.31.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)	1,101,684	1,081,758
Services in progress (a)	328,972	369,916
CDE Transfer (11.1)	133,375	83,649
Materials and supplies for power electricity	61,317	58,367
Disposals and decommissioning in progress	48,228	39,768
Advance payments to employees	17,333	20,768
Contractual advances to suppliers	15,371	12,709
Bonus for voluntary consumption reduction	2,917	2,917
Employees transferred compensation to be recovered	503	1,261
Other receivables	93,372	157,719
	1,803,072	1,828,832
Current	949,732	897,380
Noncurrent	853,340	931,452
(a) Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

11.1 CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on electricity distribution tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and correspond to the period from June of the current year to May of the next year. Monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

12.	Taxes

12.1 Deferred income tax and social contribution

Consolidated				Recognized					Recognized
	Balance as of	Recognized	Other	comprehensive	Balance as of	Recognized	Other	Reclassi-	comprehensive	Balance as of
	January 1, 2022	in income	(a)	income	December 31, 2022	in income	(a)	fication (b)	income	December 31, 2023
Noncurrent assets
Provision for allocation of PIS and Cofins credits	-	629,427	-	-	629,427	19,985	-	-	-	649,412
Provisions for legal claims	502,873	132,175	-	-	635,048	(41,717)	4,643	(5,496)	-	592,478
Post-employment benefits	429,121	22,724	-	(88,548)	363,297	14,774	-	(2,466)	129,007	504,612
Fair value in the purchase and sale of power	185,460	65,700	-	-	251,160	5,060	-	-	-	256,220
Impairment of assets	313,275	(17,486)	-	-	295,789	(73,376)	-	(9,126)	-	213,287
Voluntary retirement program	23,030	(22,551)	-	-	479	207,330	-	-	-	207,809
Expected credit losses	151,149	(11,412)	-	-	139,737	1,852	-	(633)	-	140,956
Tax losses and negative tax basis	121,802	73,260	-	-	195,062	(55,382)	(124)	(36,271)	-	103,285
Taxes with suspended liability	74,665	7,516	-	-	82,181	7,672	-	-	-	89,853
Lease liability	55,659	19,124	-	-	74,783	(121)	-	-	-	74,662
Research and development and energy efficiency programs	138,849	(11,766)	-	-	127,083	(59,818)	-	-	-	67,265
Amortization - concession	52,429	5,220	-	-	57,649	5,220	-	-	-	62,869
Provisions for performance and profit sharing	115,871	(100,957)	-	-	14,914	35,889	-	-	-	50,803
Concession contracts	19,769	(1,067)	-	-	18,702	(1,069)	-	-	-	17,633
Others	101,047	22,814	-	-	123,861	5,011	-	-	-	128,872
	2,284,999	812,721	-	(88,548)	3,009,172	71,310	4,519	(53,992)	129,007	3,160,016
(-) Noncurrent liabilities
Concession contracts	1,788,474	51,919	8,155	-	1,848,548	6,891	209,086	(38,064)	-	2,026,461
Deemed cost of property, plant and equipment	326,497	(18,810)	-	-	307,687	(16,769)	-	-	-	290,918
Accelerated depreciation	102,324	25,832	-	-	128,156	18,382	-	-	-	146,538
Fair value in the purchase and sale of power	290,964	76,834	-	-	367,798	6,775	-	-	-	374,573
Escrow deposits monetary variation	65,119	7,708	-	-	72,827	12,063	-	-	-	84,890
Right-of-use asset	54,980	16,897	-	-	71,877	(1,552)	-	-	-	70,325
Transaction cost on loans and financing and debentures	28,036	2,280	-	-	30,316	11,348	-	-	-	41,664
Others	30,174	21,672	-	3,500	55,346	17,125	-	(16,552)	(2,167)	53,752
	2,686,568	184,332	8,155	3,500	2,882,555	54,263	209,086	(54,616)	(2,167)	3,089,121
Net	(401,569)	628,389	(8,155)	(92,048)	126,617	17,047	(204,567)	624	131,174	70,895
Assets presented in the Statement of Financial Position	963,259				1,644,299					1,757,688
Liabilities presented in the Statement of Financial Position	(1,364,828)				(1,517,682)					(1,686,793)
(a) Effects mainly of business combinations occurring in 2023 (Note 1.2) and 2022.
(b) Reclassification to Assets classified as held for sale (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1.1	Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, according to future results projections. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on February 29, 2024.

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for legal claims, the Company adopts history of realization to project its future realization.

Following are the items that were the basis for the setup of the main credits of the company, as well as their form of realization:

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

-   Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income, considering the limit established in the legislation;

-   Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2024	1,011,652	(349,672)
2025	712,514	(326,304)
2026	200,526	(275,776)
2027	101,950	(231,884)
2028	63,152	(198,029)
2029 to 2031	150,686	(489,463)
after 2031	919,536	(1,217,993)
	3,160,016	(3,089,121)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1.2	Unrecognized tax credits

In addition to the deferred income tax and social contribution credits recorded in assets, on December 31, 2023, the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$87,410 (R$197,540, as of December 31, 2022) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT). As a result of the divestment process, the value of unrecognized credits of UEGA as of December 31, 2023, is presented in Note 39.

12.2 Other taxes recoverable and other tax obligations

	12.31.2023	12.31.2022
Current assets
Recoverable ICMS (VAT)	158,010	128,288
Recoverable PIS/Pasep and Cofins taxes (a)	784,593	1,110,659
Other recoverable taxes	740	747
	943,343	1,239,694
Noncurrent assets
Recoverable ICMS (VAT)	190,229	171,374
Recoverable PIS/Pasep and Cofins taxes (a)	1,982,826	2,421,176
Other recoverable taxes	83,101	34,743
	2,256,156	2,627,293
Current liabilities
ICMS (VAT) payable (Note 12.2.2)	194,734	149,506
ICMS installment payment (Note 12.2.3)	11,365	10,437
PIS/Pasep and Cofins payable	34,616	70,423
IRRF on interest on capital	31,200	11,372
Special Tax Regularization Program - Pert	62,420	57,046
Other taxes	11,748	4,822
	346,083	303,606
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	264,868	242,248
ICMS installment payment (Note 12.2.3)	29,921	37,883
Special Tax Regularization Program - Pert	317,304	347,029
Other taxes	-	6,331
	612,093	633,491
* Balances of assets and liabilities presented on a net basis, considering the Company's right and intention to realize the assets and liabilities on a net basis.
(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.2.1)

12.2.1	Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Based on this favorable decision, Copel DIS recognized the updated tax credit in assets which, after the credits were enabled by the Brazilian Federal Revenue Service, has been recovered through compensation with taxes payable since June 2021, for the Cofins credit and since January 2024 for PIS credit.

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

The following table shows the movement of the asset:

Balance as of January 1, 2022		4,355,265
Monetary variation		294,952
Offsetting with taxes payable		(1,165,601)
Balance as of December 31, 2022		3,484,616
Monetary variation		256,492
Offsetting with taxes payable		(1,075,244)
Balance as of December 31, 2023		2,665,864
	Current	777,481
	Noncurrent	1,888,383

The asset will continue to be offset against future federal tax debts, respecting the deadlines and limits established by current tax legislation.

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

The following table shows the movement of liabilities:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of January 1, 2022		3,326,795
Monetary variation		261,463
(-) Transfer to sectorial financial liabilities (Note 8)		(1,593,100)
Balance as of December 31, 2022		1,995,158
Monetary variation		199,241
(-) Transfer to sectorial financial liabilities (Note 8)		(1,462,673)
Balance as of December 31, 2023		731,726
	Current	558,591
	Noncurrent	173,135

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b)  Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, regulating the allocation of tax amounts overcharged by public electricity distribution service providers, due to the collection of PIS and Cofins on ICMS, recognized by the judiciary as undue.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit. Therefore, on June 30, 2022, R$810,563 of provision for allocation of PIS and Cofins credits and R$1,011,370 of monetary restatement were recorded, totaling R$1,821,933.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022. The judgement was included in the virtual sessions from November 10, 2023, to November 20, 2023, and, after the vote of the reporting minister, who dismissed the request made in the direct action, the case was highlighted for judgment in a physical plenary session, which has not yet been carried out. The Company awaits the unfolding of the ADI.

The table below shows the changes in the provision:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of January 1, 2022	-
Provision for allocation of PIS and Cofins credits	810,563
Monetary variation	1,011,370
Balance as of June 30, 2022	1,821,933
Monetary variation	29,324
Balance as of December 31, 2022	1,851,257
Monetary variation	58,518
Balance as of December 31, 2023	1,909,775

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2	ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of state tax authorities’ opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted States, in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF. The merits of this ADI are pending judgment.

12.2.3	Incentive installment payment program for ICMS tax credits in the State of Paraná

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Income before IRPJ and CSLL	2,489,724	942,888	4,580,425
(-) Equity in income	(307,808)	(478,577)	(366,315)
	2,181,916	464,311	4,214,110
IRPJ and CSLL (34%)	(741,851)	(157,866)	(1,432,797)
Tax effects on:
Interest on equity (JSCP)	325,720	329,800	223,380
Dividends	453	250	437
Non deductible expenses	(22,701)	(25,172)	(24,679)
Tax incentives	9,905	11,492	40,011
Unrecognized tax loss and negative basis of CSLL	(24,345)	(29,870)	(29,002)
Difference between tax bases of deemed profit and taxable profit	18,844	35,677	49,638
Effect of non taxable monetary variation (Selic) on undue tax payments	87,207	100,282	-
Others	(7,289)	16,506	(5,512)
Current IRPJ and CSLL	(371,104)	(368,035)	(372,180)
Deferred IRPJ and CSLL	17,047	649,134	(806,344)
Effective rate - %	16.2%	-60.5%	28.0%

12.4	Consumption tax reform

On December 20, 2023, the Constitutional Amendment – EC 132 approved the consumption tax reform, which replaces five taxes (PIS, Cofins, IPI, ICMS and ISS) with a Dual Value Added Tax (IVA) of international standard, formed by the Contribution on Goods and Services - CBS, federal, and by the Tax on Goods and Services - IBS, from states and municipalities. The reform also creates the Selective Tax, of a regulatory nature, with the aim of discouraging the consumption of goods and services that are harmful to health and the environment.

According to the EC, the new taxes will come into force in 2026 (year of “calibration”), with complete implementation starting in 2033, ending the validity of the current taxes by 2032. The application of the new taxes will rely on general rules of full non-cumulative nature (broad crediting), equivalent rules for IBS and CBS, equalized rates (except for specific reduction benefits), broad tax base, taxation at destination and outside calculation. As foreseen in the text of the EC, there will still be a need for regulations through complementary laws that should occur during the year 2024.

Considering the general rules established at the level of this EC, it is still not possible to accurately determine the final impacts of the referred reform for the Company. However, considering that Copel operates in regulated businesses, with prices and tariffs subject to contractual economic-financial rebalancing clauses, the Company expects that the implementation of the new taxes will not generate a relevant impact on its future results. For business segments with the application of free negotiation prices, the current contracts also have economic-financial rebalancing clauses or, alternatively, they may be subject to the application of article 21 of this EC, so that there is also no expectation of relevant impacts on the Company's future results.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13.	Prepaid Expenses

Consolidated	12.31.2023	12.31.2022
Program for incentive to alternative energy sources - Proinfa	30,210	30,538
Insurance premiums	20,562	20,919
Others	12,097	8,629
	62,869	60,086
Current	62,869	60,076
Noncurrent	-	10

14.	Judicial deposits

	12.31.2023	12.31.2022
Taxes claims (14.1)	482,002	444,134
Labor claims	84,107	125,862
.
Civil claims
Civil claims	43,081	39,597
Easements	19,340	14,726
Customers	5,723	4,862
	68,144	59,185
.
Others	459	3,277
	634,712	632,458

14.1 Tax judicial deposits

Of the balance on December 31, 2023, R$265,116 (R$241,681 on December 31, 2022) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.	Investments

15.1	Changes in investments

Consolidated
	Balance as of		Investment/	Amorti-	Dividends	Other	Balance as of
	January 1, 2023	Equity	AFAC	zation	and JSCP	(a)	December 31, 2023
Joint Ventures (15.3)
Voltalia São Miguel do Gostoso I	115,976	1,508	-	-	-	-	117,484
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	(367)	-	-	8,570
Caiuá	125,297	12,263	-	-	(4,486)	-	133,074
Integração Maranhense	192,502	24,218	10,780	-	(15,440)	-	212,060
Matrinchã	931,528	77,493	-	-	(14,022)	-	994,999
Guaraciaba	467,099	30,871	-	-	(5,887)	-	492,083
Paranaíba	263,979	36,269	-	-	(8,226)	-	292,022
Mata de Santa Genebra	692,260	58,262	-	-	(13,837)	-	736,685
Cantareira	473,369	44,563	-	-	(49,621)	-	468,311
Solar Paraná	7,156	361	-	-	(308)	-	7,209
	3,278,103	285,808	10,780	(367)	(111,827)	-	3,462,497
Associates
Dona Francisca Energética (15.4)	28,043	5,353	-	-	(2,584)	-	30,812
Foz do Chopim Energética (15.4)	17,116	16,651	-	-	(17,654)	-	16,113
Other	1,934	(3)	-	-	-	-	1,931
	47,093	22,001	-	-	(20,238)	-	48,856
Investment property	535	-	-	(3)	-	(88)	444
	3,325,731	307,809	10,780	(370)	(132,065)	(88)	3,511,797
(a) Transfers to contract assets, intangible assets and other receivables (assets intended for disposal).

Consolidated
	Balance as of		Investment/	Capital	Amorti-	Dividends	Other	Balance as of
	January 1, 2022	Equity	AFAC	decrease	zation	and JSCP	(a)	December 31, 2022
Joint Ventures (15.3)
Voltalia São Miguel do Gostoso I	108,990	2,157	4,829	-	-	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	-	8,937
Caiuá	106,977	23,806	-	-	-	(5,486)	-	125,297
Integração Maranhense	166,563	32,824	-	-	-	(6,885)	-	192,502
Matrinchã	811,771	162,298	-	-	-	(42,541)	-	931,528
Guaraciaba	407,615	82,251	-	-	-	(22,767)	-	467,099
Paranaíba	226,923	47,623	-	-	-	(10,567)	-	263,979
Mata de Santa Genebra	710,989	56,140	-	(61,536)	-	(13,333)	-	692,260
Cantareira	437,330	45,293	-	-	-	(9,254)	-	473,369
Solar Paraná	7,035	170	-	-	-	(49)	-	7,156
	2,993,497	452,562	4,829	(61,536)	(367)	(110,882)	-	3,278,103
Associates
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	-	28,043
Foz do Chopim Energética (15.4)	19,102	20,370	-	-	-	(22,356)	-	17,116
Other	1,937	(3)	-	-	-	-	-	1,934
	48,096	26,015	-	-	-	(27,018)	-	47,093
Investment property	541	-	-	-	(4)	-	(2)	535
	3,042,134	478,577	4,829	(61,536)	(371)	(137,900)	(2)	3,325,731
(a) Transfer of assets destined for disposal.
AFAC - Advance for future capital increase
JSCP - Interest on equity

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2	Subsidiaries with non-controlling interests

15.2.1	Summarized financial information

Balance as of December 31, 2023	Compagas		Elejor		UEG Araucária
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022

ASSETS	1,023,624	1,083,713	804,150	848,198	423,367	334,418
Current assets	240,017	282,714	209,323	224,833	36,580	97,586
Noncurrent assets	783,607	800,999	594,827	623,365	386,787	236,832

LIABILITIES	1,023,624	1,083,713	804,150	848,198	423,367	334,418
Current liabilities	206,137	419,277	109,350	111,142	49,797	45,115
Noncurrent liabilities	302,821	107,306	730,939	771,897	55,959	16,322
Equity	514,666	557,130	(36,139)	(34,841)	317,611	272,981

Balance as of December 31, 2023	Compagas			Elejor			UEG Araucária
	12.31.2023	12.31.2022	12.31.2021	12.31.2023	12.31.2022	12.31.2021	12.31.2023	12.31.2022	12.31.2021

STATEMENT OF INCOME
Net operating revenue	978,581	1,297,034	783,277	140,757	194,287	171,263	-	98,508	2,250,577
Operating costs and expenses	(814,455)	(1,076,181)	(654,643)	(92,793)	(86,033)	(86,871)	4,674	(365,522)	(1,879,198)
Financial results	(11,757)	28,440	9,817	(43,569)	(113,102)	(171,888)	2,856	11,407	8,952
Income tax and social contribution	(40,750)	(70,092)	(38,860)	(1,487)	4,158	33,061	36,795	(11,885)	(42,248)
Net income (loss)	111,619	179,201	99,591	2,908	(690)	(54,435)	44,325	(267,492)	338,083
Other comprehensive income	1,346	1,433	294	(4,206)	-	-	304	-	-
Total comprehensive income	112,965	180,634	99,885	(1,298)	(690)	(54,435)	44,629	(267,492)	338,083

STATEMENTS OF CASH FLOWS
Cash flows from operating activities	185,558	280,480	178,800	(14,772)	45,249	127,510	(67,767)	(94,401)	312,676
Cash flows from investing activities	(27,807)	(427,175)	(14,273)	(4,600)	(7,364)	(31,095)	(9,870)	(139,033)	(14,579)
Cash flows from financing activities	(117,373)	(2,887)	(64,545)	-	-	-	35,000	(147)	(64,331)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	40,378	(149,582)	99,982	(19,372)	37,885	96,415	(42,637)	(233,581)	233,766
Cash and cash equivalents at the beginning of the year	61,059	210,641	110,659	185,916	148,031	51,616	64,991	298,572	64,806
Cash and cash equivalents at the end of the year	101,437	61,059	210,641	166,544	185,916	148,031	22,354	64,991	298,572
CHANGE IN CASH AND CASH EQUIVALENTS	40,378	(149,582)	99,982	(19,372)	37,885	96,415	(42,637)	(233,581)	233,766

In accordance with Note 39, the subsidiaries Compagas and UEGA are in the process of divestment. The balances shown in the table above consider the values of these companies before any elimination of intercompany balances and the cessation of depreciation after the reclassification of assets to held for sale. The negative comprehensive income of Elejor refers to the reflection of the Certified Emissions Reductions asset.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2.2	Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagas 49%	Elejor 30%	UEG Araucária 18.8%	Total
Balance as of January 01, 2021	242,578	4,046	44,783	291,407
Net income (loss)	48,800	(16,331)	63,560	96,029
Other comprehensive income	144	-	-	144
Dividends	(42,653)	-	(6,716)	(49,369)
Balance as of December 31, 2021	248,869	(12,285)	101,627	338,211
Net income (loss)	87,809	(207)	(50,288)	37,314
Other comprehensive income	702	2,041	(22)	2,721
Dividends	(24,187)	-	-	(24,187)
Distribution of dividends with retained earnings	(40,198)	-	-	(40,198)
Balance as of December 31, 2022	272,995	(10,451)	51,317	313,861
Net income (loss)	58,181	873	9,304	68,358
Other comprehensive income	660	(1,263)	57	(546)
Dividends	(13,997)	-	-	(13,997)
Distribution of dividends with retained earnings	(62,162)	-	-	(62,162)
Balance as of December 31, 2023	255,677	(10,841)	60,678	305,514

15.3	Summarized information on the main joint ventures

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2023
.
ASSETS	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current assets	9,535	42,176	68,873	432,126	209,444	255,100	689,261	182,210
Cash and cash equivalents	9,378	13,592	9,247	129,197	52,346	58,781	23,560	23,092
Other current assets	157	28,584	59,626	302,929	157,098	196,319	665,701	159,118
Noncurrent assets	230,244	292,827	516,795	2,552,639	1,402,040	1,792,330	3,078,913	1,617,432
.
LIABILITIES	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current liabilities	17	18,076	12,559	172,783	147,180	142,254	115,975	82,109
Financial liabilities	-	5,710	8,047	133,551	46,632	71,258	77,365	43,716
Other current liabilities	17	12,366	4,512	39,232	100,548	70,996	38,610	38,393
Noncurrent liabilities	-	45,349	140,334	781,369	460,052	713,251	2,181,769	761,795
Financial liabilities	-	23,381	32,919	493,603	360,398	416,535	1,685,717	410,552
Other noncurrent liabilities	-	21,968	107,415	287,766	99,654	296,716	496,052	351,243
Equity	239,762	271,578	432,775	2,030,613	1,004,252	1,191,925	1,470,430	955,738
.
STATEMENT OF INCOME
Net operating revenue	-	36,562	63,370	313,948	165,557	282,153	393,463	177,852
Operating costs and expenses	(83)	(7,069)	1,051	42,853)	25,321)	(19,808)	(64,658)	(8,992)
Interest expenses	-	(2,817)	(4,236)	(70,612)	(43,496)	(58,254)	(117,202)	(39,969)
Financial income and other financial expenses	1,236	2,437	3,970	22,390	8,472	9,899	(36,378)	8,354
Equity in earnings of investees	2,220	-	-	-	-	-	-	-
Income tax and social contribution	(298)	(4,088)	(14,735)	(64,724)	(42,209)	(65,954)	(58,933)	(46,300)
Net income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	117,484	133,074	212,060	994,999	492,083	292,022	736,685	468,311
.

On December 31, 2023, the interest of Copel in the contingent liabilities classified as a possible loss is equivalent to R$374,774 (R$413,034 as of December 31, 2022).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2022
.
ASSETS	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current assets	10,883	38,421	78,790	427,118	211,094	223,010	539,668	226,945
Cash and cash equivalents	10,797	13,440	28,997	136,878	56,436	56,518	32,903	73,866
Other current assets	86	24,981	49,793	290,240	154,658	166,492	506,765	153,079
Noncurrent assets	228,024	289,398	509,489	2,507,950	1,357,870	1,698,838	3,047,833	1,578,638
.
LIABILITIES	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current liabilities	2,220	22,569	59,771	225,502	154,404	125,681	113,772	92,290
Financial liabilities	-	7,273	12,774	130,033	42,260	59,606	70,775	59,850
Other current liabilities	2,220	15,296	46,997	95,469	112,144	66,075	42,997	32,440
Noncurrent liabilities	-	49,542	135,645	808,485	461,297	718,700	2,091,971	747,233
Financial liabilities	-	28,705	40,415	578,340	397,181	475,804	1,668,794	423,563
Other noncurrent liabilities	-	20,837	95,230	230,145	64,116	242,896	423,177	323,670
Equity	236,687	255,708	392,863	1,901,081	953,263	1,077,467	1,381,758	966,060
.
STATEMENT OF INCOME
Net operating revenue	-	62,864	100,482	518,428	266,855	231,960	415,526	188,348
Operating costs and expenses	(78)	5,876)	(4,022)	(33,073)	(40,926)	(20,181)	(68,472)	(10,885)
Interest expenses	-	(3,225)	(4,914)	(76,652)	(45,487)	(55,971)	(117,725)	(40,077)
Financial income and other financial expenses	1,291	1,620	2,628	17,109	7,889	7,541	(59,597)	2,262
Equity in earnings of investees	2,502	-	-	-	-	-	-	-
Income tax and social contribution	(258)	(6,802)	(27,185)	(94,589)	(20,473)	31,030	(57,676)	(47,212)
Net income (loss)	2,166	50,186	69,275	390,766	205,456	242,809	289,378	130,251
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	2,166	50,186	69,275	390,766	205,456	242,809	289,378	130,251
.
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,976	125,297	192,502	931,528	467,099	263,979	692,260	473,369
.

	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Balance as of December 31, 2021
.
STATEMENT OF INCOME
Net operating revenue	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Operating costs and expenses	(64)	(5,609)	(10,508)	(24,341)	(7,185)	(17,537)	(72,970)	(24,727)
Interest expenses	-	(2,963)	(4,671)	(87,628)	(46,449)	(64,378)	(142,329)	(45,262)
Financial income and other financial expenses	162	615	717	4,348	2,318	2,240	(19,781)	1,468
Equity in earnings of investees	2,506	-	-	-	-	-	-	-
Income tax and social contribution	(17)	(7,078)	(16,072)	(91,830)	(60,617)	(62,638)	(65,399)	(56,201)
Net income	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.4	Summarized information of the main associates

Balance as of December 31, 2023	Dona Francisca		Foz do Chopim
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
.
ASSETS	170,927	175,415	47,069	51,449
Current assets	15,403	10,148	9,330	11,730
Noncurrent assets	155,524	165,267	37,739	39,719
.
LIABILITIES	170,927	175,415	47,069	51,449
Current liabilities	19,951	22,373	2,022	3,596
Noncurrent liabilities	17,189	31,266	-	-
Equity	133,787	121,776	45,047	47,853
.
.
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	30,812	28,043	16,113	17,116

Balance as of December 31, 2021	Dona Francisca			Foz do Chopim
	12.31.2023	12.31.2022	12.31.2021	12.31.2023	12.31.2022	12.31.2021
.
STATEMENT OF INCOME
Net operating revenue	66,166	66,163	66,797	60,593	77,779	60,943
Depreciation and amortization	(11,026)	(11,646)	(5,464)	(2,634)	(2,957)	(1,499)
Other operating costs and expenses	(25,884)	(21,814)	(21,141)	(9,610)	(15,707)	(9,276)
Financial results	(3,456)	(5,172)	(664)	207	449	(1,703)
Income tax and social contribution	(2,557)	(3,009)	(2,298)	(2,009)	(2,617)	(2,060)
Net income	23,243	24,522	37,230	46,547	56,947	46,405
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	23,243	24,522	37,230	46,547	56,947	46,405
.

On December 31, 2023, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,947 (R$2,581 as of December 31, 2022).

16.	Property, Plant and Equipment

16.1	Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	12.31.2023	Cost	depreciation	12.31.2022
In service
Reservoirs, dams and aqueducts	8,201,193	(5,068,855)	3,132,338	8,200,744	(4,925,970)	3,274,774
Machinery and equipment	9,790,697	(3,087,977)	6,702,720	8,951,061	(3,060,695)	5,890,366
Buildings	2,009,061	(1,176,398)	832,663	2,001,801	(1,160,549)	841,252
Land	499,020	(69,256)	429,764	510,681	(59,157)	451,524
Vehicles and aircraft	13,056	(11,120)	1,936	35,457	(33,115)	2,342
Furniture and fixtures	14,296	(8,570)	5,726	17,007	(10,871)	6,136
(-) Impairment (16.4)	(674,077)	-	(674,077)	(785,205)	-	(785,205)
(-) Special Obligations	(6,877)	510	(6,367)	(748)	330	(418)
	19,846,369	(9,421,666)	10,424,703	18,930,798	(9,250,027)	9,680,771

In progress
Cost	415,597	-	415,597	575,080	-	575,080
(-) Impairment (16.4)	(14,879)	-	(14,879)	(186,383)	-	(186,383)
	400,718	-	400,718	388,697	-	388,697
	20,247,087	(9,421,666)	10,825,421	19,319,495	(9,250,027)	10,069,468

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On March 25, 2023, after the end of the scheduled stoppage for inspection of the generating unit 3 of HPP GBM, a plant belonging to FDA, subsidiary of Copel GET, an isolated fault was identified in the upper wear ring of the turbine rotor. The recovery procedures were completed in December 2023 and the installation of the equipment at the plant is underway, with the generating unit expected to return to operation by April 2024

On June 07, 2023, the generating center (Stream Diver) of the SHP Bela Vista was cleared for commercial operation, completing 100% of the project. However, the three generating units went into commercial operation in 2021.

16.2	Changes in property, plant and equipment

Consolidated		Additions / Impairment				Business	Reclassification (a)
	Balance as of			Loss on		combination		Balance as of
	January 1, 2023		Depreciation	disposal	Transfers	effects (Note 1.2)		December 31, 2023
In service
Reservoirs, dams and aqueducts	3,274,774	-	(142,902)	(14)	480	-	-	3,132,338
Machinery and equipment	5,890,366	-	(389,646)	(2,555)	294,149	1,139,428	(229,022)	6,702,720
Buildings	841,252	-	(36,707)	(517)	37,804	-	(9,169)	832,663
Land	451,524	-	(10,173)	(647)	4,109	-	(15,049)	429,764
Vehicles and aircraft	2,342	-	(458)	(1)	53	-	-	1,936
Furniture and fixtures	6,136	-	(603)	(393)	689	5	(108)	5,726
(-) Impairment (16.4)	(785,205)	282,632	-	-	(171,504)	-	-	(674,077)
(-) Special Obligations	(418)	-	246	-	(6,297)	-	102	(6,367)
	9,680,771	282,632	(580,243)	(4,127)	159,483	1,139,433	(253,246)	10,424,703
In progress
Cost	575,080	172,410	-	(7,590)	(331,473)	47,675	(40,505)	415,597
(-) Impairment (16.4)	(186,383)	-	-	-	171,504	-	-	(14,879)
	388,697	172,410	-	(7,590)	(159,969)	47,675	(40,505)	400,718
	10,069,468	455,042	(580,243)	(11,717)	(486)	1,187,108	(293,751)	10,825,421
(a)	Reclassification to Assets classified as held for sale (Note 39).

Consolidated		Additions / Impairment
	Balance as of			Loss on		Balance as of
	January 1, 2022		Depreciation	disposal	Transfers	December 31, 2022
In service
Reservoirs, dams and aqueducts	3,385,063	-	(149,331)	-	39,042	3,274,774
Machinery and equipment	5,569,575	-	(333,396)	(29,678)	683,865	5,890,366
Buildings	867,833	-	(35,834)	(333)	9,586	841,252
Land	459,118	-	(10,111)	(381)	2,898	451,524
Vehicles and aircraft	1,115	-	(389)	-	1,616	2,342
Furniture and fixtures	5,434	-	(584)	(111)	1,397	6,136
(-) Impairment (16.4)	(710,509)	(74,696)	-	-	-	(785,205)
(-) Special Obligations	(502)	-	125	-	(41)	(418)
	9,577,127	(74,696)	(529,520)	(30,503)	738,363	9,680,771
In progress
Cost	752,846	559,318	-	(12,338)	(724,746)	575,080
(-) Impairment (16.4)	(187,382)	999	-	-	-	(186,383)
	565,464	560,317	-	(12,338)	(724,746)	388,697
	10,142,591	485,621	(529,520)	(42,841)	13,617	10,069,468

During the construction phase, loans, financing and debentures costs are capitalized. In 2023, these costs totaled R$2,355, at an average rate of 0.051% p.a. (R$13,468, at an average rate of 0.32% p.a., in 2022).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.3	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2023	12.31.2022
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio
Energético Cruzeiro do Sul	51.0
In service			859,888	859,882
(-) Accumulated depreciation		2.74	(313,253)	(288,728)
In progress			20,447	19,899
			567,082	591,053
HPP Baixo Iguaçu	30.0
In service			697,225	693,487
(-) Accumulated depreciation		3.29	(110,039)	(87,278)
In progress			42,989	55,863
			630,175	662,072
			1,197,257	1,253,125

16.4	Impairment of generation segment assets

Based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in IAS 36 and the measurement of value in use, the cash-generating units in the electricity generation segment were tested.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation segment, considering usual market parameters.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The tests considered the following key assumptions:

•	Growth compatible with historical data and perspective for the Brazilian economy growth;

•	Updated after-tax discount rates, specific for each type of source tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;

•	Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;

•	Expenses broken into cash generating units, projected in view of the budget approved by the Company;

•	Updating of regulatory charges.

The Company has considered each of its generation projects as an independent cash-generating unit. The projects with impairment balances recorded on December 31, 2023 are the following:

Consolidated			Property, Plant and Equipment	Value in use
	Cost	Depreciation	Impairment
HPP Colíder	2,580,309	(386,847)	(498,906)	1,694,556
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	462,999	(157,542)	(175,171)	130,286
	3,058,187	(544,389)	(688,956)	1,824,842

(a)	Project under development

The table below shows the changes in the impairment:

Consolidated	Balance as of	Impairment / Reversal	Balance as of	Impairment / Reversal	Transfer	Balance as of
	January 1, 2022		December 31, 2022			December 31, 2023
In service
HPP Colíder	(639,529)	6,970	(632,559)	133,653	-	(498,906)
UEGA (Note 39)	-	(108,132)	(108,132)	108,132	-	-
Power plants in Paraná	(70,980)	26,466	(44,514)	40,847	(171,504)	(175,171)
	(710,509)	(74,696)	(785,205)	282,632	(171,504)	(674,077)
In progress
Consórcio Tapajós	(14,879)	-	(14,879)	-	-	(14,879)
Power plants in Paraná	(172,503)	999	(171,504)	-	171,504	-
	(187,382)	999	(186,383)	-	171,504	(14,879)
	(897,891)	(73,697)	(971,588)	282,632	-	(688,956)

The transfer presented in the table above refers to the reclassification of the accumulated impairment balance of TPP Figueira, made after the completion of the modernization work and the plant's entry into commercial operation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.4.1	HPP Colíder and hydro plants in Paraná

In December 2023, the calculation of value in use considered the Company's assumptions and budgets and the after-tax discount rate of 5.43% p.a. (in 2022, 5.71% p.a.), which derives from the WACC methodology for the electricity generation segment for water sources. The increase in regulatory charges offset by the improvement in revenue estimates from the sale of electricity and also by the reduction in operating costs and reduction in the discount rate, impacted the partial reversal of the impairment balance recorded in previous periods.

16.4.2	TPP Figueira

In December 2023, the calculation of value in use considered the Company's assumptions and budgets, the after-tax discount rate of 5.74% p.a. (in 2022, 6.23% p.a.) which derives from the WACC methodology for the electrical energy generation segment for thermal sources, the balance of unconsumed coal to be reimbursed by the CDE account and the review of operating costs. The review of this set of assumptions impacted the partial reversal of the impairment balance recorded in previous periods.

16.4.3	Cash generating units that do not show reversal or provision for impairment

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Cash-generating units	Discount		RV/BV-1	RV/BV-1	Impairment Risk
	rate	RV/BV-1	(5% Variation)	(10% Variation)
Wind power Assets
São Bento Complex (a)	8.17%	78.56%	73.72%	69.09%	-
Brisa I Complex (b)	8.17%	74.49%	69.45%	64.64%	-
Brisa II Complex (c)	8.17%	72.24%	66.94%	61.89%	-
Bento Miguel Complex (d)	8.17%	27.10%	23.11%	19.34%	-
Cutia Complex (e)	8.17%	21.56%	18.06%	14.72%	-
Jandaíra Complex (f)	5.29%	33.62%	29.80%	26.16%	-
Vilas Complex (g)	4.94%	46.42%	42.02%	37.81%	-
Aventura Complex (h)	4.66%	22.96%	19.44%	16.07%	-
Santa Rosa e Novo Mundo Complex (i)	4.66%	15.95%	12.71%	9.61%	-
Hydric Assets
Foz do Areia	5.43%	12.36%	12.21%	12.07%	-
Segredo	5.43%	51.94%	49.82%	47.73%	-
Caxias	5.43%	49.54%	47.36%	45.22%	-
Chaminé	5.43%	4.85%	4.02%	3.21%	-
Apucaraninha	5.43%	8.91%	8.25%	7.61%	-
Mauá	5.43%	127.13%	122.18%	117.41%	-
Cavernoso II	5.43%	43.05%	39.63%	36.34%	-
Bela Vista	7.66%	75.43%	69.25%	63.43%	-
Elejor	7.00%	7.21%	4.67%	2.22%	-

(a)	GE Boa Vista, GE Farol, GE Olho D’Água e GE São Bento do Norte wind farms.
(b)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c)	Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d)	São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e)	Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f)	Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g)	Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.
(h)	Aventura II, Aventura III, Aventura IV, Aventura V wind farms.
(i)	Santa Rosa e Mundo Novo - SRMN: SRMN I, SRMN II, SRMN III, SRMN IV e SRMN V wind farms.

16.5 Depreciation rates

Depreciation rates (%)	12.31.2023	12.31.2022	12.31.2021
Average generation segment rates (Note 16.5.1)
General equipment	6.24	6.25	6.25
Machinery and equipment	3.87	3.68	3.68
Generations	3.42	3.42	3.42
Reservoirs, dams and ducts	2.64	2.67	2.56
Hydraulic turbines	2.88	2.89	2.90
Wind power plant unit	4.94	4.94	4.98
Buildings	3.05	3.07	3.15
Average rates for central government assets
Buildings	3.33	3.33	3.33
Machinery and office equipment	6.25	6.25	6.27
Furniture and fixtures	6.27	6.25	6.30
Vehicles	14.29	14.29	14.29

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.5.1 Assets with depreciation rates limited to the concession term

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

In the same way, wind generation assets, whose energy produced is intended for sale in the Independent Electric Energy Production modality, as established in articles 12, 15 and 16 of Law No. 9,074/1995, are also depreciated at the highest rate between the one determined by the useful life of the assets or the rate calculated based on the authorization period.

17.	Intangible assets

Consolidated	12.31.2023	12.31.2022
Concession agreement - distribution of electricity (17.1)	8,317,327	7,257,827
Generation concession agreements/ authorization (17.2)	2,801,702	2,252,615
Concession agreement - piped gas distribution (17.3)	-	726,107
Other (17.4)	51,060	41,178
	11,170,089	10,277,727

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.1	Power distribution service concession

Consolidated	Intangible asset	Special liabilities
	in service	in service	Total
Balance as of January 1, 2022	9,330,317	(2,734,133)	6,596,184
Transfers from contract assets (Note 10.1)	1,332,118	(194,794)	1,137,324
Transfers to other receivables	(955)	-	(955)
Amortization quotas - concession (a)	(564,252)	153,503	(410,749)
Amortization quotas - PIS/Pasep and Cofins credits	(10,483)	-	(10,483)
Loss on disposal	(53,494)	-	(53,494)
Balance as of December 31, 2022	10,033,251	(2,775,424)	7,257,827
Transfers from contract assets (Note 10.1)	1,888,949	(273,071)	1,615,878
Other transfers	3	-	3
Amortization quotas - concession (a)	(631,106)	163,877	(467,229)
Amortization quotas - PIS/Pasep and Cofins credits	(10,430)	-	(10,430)
Loss on disposal	(78,722)	-	(78,722)
Balance as of December 31, 2023	11,201,945	(2,884,618)	8,317,327
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

17.2	Generation concession agreements

Consolidated		Concession contract	Concession and
		(a)	authorization
	in progress	in progress	rights/ goodwill	Total
Balance as of January 1, 2022	1,759,286	-	714,572	2,473,858
Effect of acquisition of control of Vilas Complex	-	-	23,982	23,982
Technical goodwill arising from the business combination - Vilas Complex	-	-	8,154	8,154
Amortization quotas - concession and authorization (b)	(228,509)	-	(24,870)	(253,379)
Balance as of December 31, 2022	1,530,777	-	721,838	2,252,615
Effect of acquisition of control (Note 1.2)	-	-	614,958	614,958
Technical goodwill arising from the business combination (Note 1.2)	-	-	204,443	204,443
ANEEL grant - use of public property	-	894	-	894
Amortization quotas - concession and authorization (b)	(228,513)	-	(42,695)	(271,208)
Capitalizations for intangible in service	894	(894)	-	-
Balance as of December 31, 2023	1,303,158	-	1,498,544	2,801,702
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17.3	Piped gas distribution service concession

Balance as of January 1, 2022	96,145
Additions - renewal of the concession	413,410
Transfers from contract assets (Note 10.2)	13,738
Transfers from accounts receivable - concessions	243,628
Amortization quotas - concession	(40,690)
Loss on disposal	(124)
Balance as of December 31, 2022	726,107
Transfers from contract assets (Note 10.2)	11,503
Amortization quotas - concession (a)	(27,832)
Loss on disposal	(152)
Reclassification (b)	(709,626)
Balance as of December 31, 2023	-

(a)	Amortization by the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets) limited to the final term of the concession.
(b)	Reclassification to Assets classified as held for sale (Note 39).

17.4	Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

Consolidated	in service	in progress	Total
Balance as of January 1, 2022	22,242	27,131	49,373
Acquisitions	-	8,319	8,319
Transfers from property, plant and equipment	(9,795)	-	(9,795)
Capitalizations for intangible in service	5,561	(5,561)	-
Amortization quotas (a)	(5,160)	-	(5,160)
Loss on disposal	-	(1,559)	(1,559)
Balance as of December 31, 2022	12,848	28,330	41,178
Business combination effects (Note 1.2)	4	-	4
Acquisitions	37	13,351	13,388
Transfers from property, plant and equipment	4,570	-	4,570
Capitalizations for intangible in service	14,555	(14,555)	-
Amortization quotas (a)	(8,040)	-	(8,040)
Loss on disposal	-	(6)	(6)
(-) Reclassification (b)	(34)	-	(34)
Balance as of December 31, 2023	23,940	27,120	51,060
(a)	annual amortization rate: 20%.
(b)	Reclassification to Assets classified as held for sale (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

18.	Payroll, Social Charges and Accruals

	12.31.2023	12.31.2022
Social security liabilities
Taxes and social contribution	46,831	42,829
Social security charges on paid vacation and 13th salary	15,700	15,547
	62,531	58,376
Labor liabilities
Payroll, net (a)	27	47,462
Vacation	81,253	95,930
Provisions for performance and profit sharing	173,663	47,726
Voluntary dismissal program (Note 31.2.1)	610,057	2,895
Other liabilities	7	400
	865,007	194,413
	927,538	252,789
(a) The balance as of December 31, 2022 refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19.	Accounts Payable to Suppliers

Consolidated	12.31.2023	12.31.2022
Energy power	1,284,191	1,208,733
Materials and supplies	638,025	626,710
Natural gas for resale (Note 39)	-	93,696
Charges for use of grid system	363,357	286,331
	2,285,573	2,215,470
Current	2,154,430	2,090,022
Noncurrent	131,143	125,448

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.	Loans and Financing

Consolidated								Contractual	Effective		12.31.2023	12.31.2022
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
LOCAL CURRENCY
Banco do Brasil
CCB 265.901.903	Copel DIS	Working capital.	Credit assignment	06.29.2022	2	06.24.2025	Quarterly	DI + spread 1,25%	DI + spread 2,14%	750,000	751,096	751,673
											751,096	751,673
Caixa Econômica Federal
Commercial paper (a)	Copel GET	Partial amortization of the 3rd, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	09.10.2022	2	09.10.2025	Half-yearly	DI + spread 1,22%	DI + spread 1,31%	1,000,000	1,039,097	1,037,946
											1,039,097	1,037,946
Caixa Econômica Federal
415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	5,748	7,664
											5,748	7,664
Banco do Nordeste do Brasil
35202166127989	Jandaíra I	Implementation of Jandaíra Wind Complex.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	19,911	17,969
35202164527986	Jandaíra II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	56,421	51,796	46,644
35202162927987	Jandaíra III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	59,792	53,843
35202160027984	Jandaíra IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	65,421	60,033	54,053
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	85,776	89,685
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	85,797	89,709
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	85,481	89,376
35201910625534	Ventos de Vila Paraíba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	87,046	91,004
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	180,062	186,552
18120185433499	Aventura II	Implementation of Aventura Wind Complex	Bank guarantee	12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	69,338	64,272	-
18120185473500	Aventura III			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	82,490	76,460	-
18120185483501	Aventura IV			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	97,887	91,322	-
18120185493502	Aventura V			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	98,684	92,255	-
18720193955241	SRMN I	Implementation of Santa Rosa & Mundo Novo Wind Complex (SRMN)		04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	117,161	-
18720193965240	SRMN II			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	97,057	101,752	-
18720193875242	SRMN III			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	118,104	-
18720193985243	SRMN IV			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	119,697	-
18720193995244	SRMN V			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	83,192	87,849	-
											1,584,566	718,835
Banco do Brasil - BNDES Transfer
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	49,263	60,720
											49,263	60,720

(a) Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(1) - IPCA used in the calculation of interest and not in the update of the principal.
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated								Contractual	Effective		12.31.2023	12.31.2022
				Issue	Number of	Final	Payment	financial	interest	Contract
Contracts	Company	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
BNDES
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	49,263	60,719
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	7,909	11,186
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	27,422	32,012
13211061		Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	551,707	615,968
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	6,240	7,502
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	14,127	16,139
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	8,261	9,542
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	148,613	159,948
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	202,439	200,932
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenau and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	190,270	188,869
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	3,919	11,757
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	30,490	34,125
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	33,082	37,027
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	26,207	29,888
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	19,374	22,096
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	43,940	50,112
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	46,927	53,519
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	521,972	543,337
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	10,778	12,842
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	-	598
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	14,512	16,981
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	755	3,020
											1,958,207	2,118,119

Total local currency											5,387,977	4,694,957
										Gross debt	5,387,977	4,694,957
									(-) Transaction cost		(44,760)	(44,594)
										Net debt	5,343,217	4,650,363
										Current	675,980	278,838
										Noncurrent	4,667,237	4,371,525
DI - Interbank Deposit Rate
IPCA - Inflation Index
TJLP - Long term interest rate

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

20.1	Maturity of noncurrent installments

12.31.2023	Gross debt	(-) Transaction cost	Net debt
2025	1,638,394	(8,051)	1,630,343
2026	266,754	(2,350)	264,404
2027	270,567	(2,351)	268,216
2028	256,249	(2,364)	253,885
2029	255,797	(2,355)	253,442
After 2029	2,011,472	(14,525)	1,996,947
	4,699,233	(31,996)	4,667,237

20.2	Changes in loans and financing

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2021	140,337	3,048,194	3,188,531
Effect of acquisition of control of Costa Oeste and Marumbi	-	514,272	514,272
Funding	-	134,313	134,313
(-) Transaction costs	-	(1,647)	(1,647)
Charges	6,218	191,398	197,616
Monetary and exchange variations	10,266	31,091	41,357
Amortization - principal	-	(202,577)	(202,577)
Payment - charges	(6,249)	(187,172)	(193,421)
Balance as of December 31, 2021	150,572	3,527,872	3,678,444
Funding	-	1,891,954	1,891,954
(-) Transaction costs	-	(19,781)	(19,781)
Charges	953	415,967	416,920
Monetary and exchange variations	(14,378)	34,978	20,600
Amortization - principal	(134,894)	(865,425)	(1,000,319)
Payment - charges	(2,253)	(335,202)	(337,455)
Balance as of December 31, 2022	-	4,650,363	4,650,363
Business combination effects (Note 1.2)	-	875,738	875,738
Funding	-	45,325	45,325
(-) Transaction costs (a)	-	(6,886)	(6,886)
Charges	-	525,598	525,598
Monetary variations	-	35,184	35,184
Amortization - principal	-	(260,971)	(260,971)
Payment - charges	-	(521,134)	(521,134)
Balance as of December 31, 2023	-	5,343,217	5,343,217
(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 20.3.

20.3	Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in the need to comply with additional obligations, in fines or even in the declaration of the early maturity of debts.

On December 31, 2023, all the agreed contractual indicators and conditions were fully met.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, the consent of the creditors was obtained, through financial compensation (paid in July and August 2023) so that the change in shareholder control would not characterize an event of early maturity of the Company's debts. In addition, the administrative and communication items with the financial institutions provided for in the consent documents were finalized.

As far as the BNDES is concerned, the process was authorized on July 13, 2023, with other conditions as resolutions, as follows:

(i)  No unfavorable pronouncement from the Paraná State Court of Auditors invalidating the process;

(ii)  Value of the primary offer within the agreed limit;

(iii)   Consent to the change of control of Copel by the debenture holders, note holders and other financial creditors; and

(iv)   Obtaining the new concessions for the hydroelectric plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa.

The company has begun the formal procedures for signing the new concession contracts, which should take place after the call by the Granting Authority, and so far, there have been no unfavorable pronouncements from the Paraná State Court of Auditors. The other conditions were met.

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.	Debentures

									Contractual	Effective		12.31.2023	12.31.2022
					Issue	Number of	Final	Payment	financial	interest	Contract
Company	Issue	Characteristics	Allocation	Guarantees	Date	installment	maturity	of charges	charges p.a.	rate p.a.	amount
Copel GeT	4th	(a)	Full early redemption of the 4th issue of the Company’s trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.	Personal guarantee	07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	-	357,573
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	157,327	225,643
	6th(1st serie)	(c)	Full early redemption of the 5th issue of the Company’s trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	424,292	852,816
	6th(2nd serie)		Reimbursement of expenses related to the Colíder HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	263,113	251,363
	7th (1st serie)		Reinforcement of the Issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,163,255	1,166,982
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot “E”, from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	416,456	397,825
	8th (1st serie)		Acquisition of Santa Rosa & Mundo Novo Wind Complex (SRMN) and Aventura Wind Complexes.		01.15.2023	2	01.15.2030	Half-yearly	DI + spread 1.40%	DI + spread 1.41%	1,100,000	1,168,465	-
	8th (2nd serie)		Reimbursement of investment expenses and/or contributions in the scope of the Jandaíras I, II, III and IV Wind Power Generating Plants Projects.		01.15.2023	3	01.15.2035	Half-yearly	IPCA +6.8226%	IPCA +7.5817%	200,000	214,426	-
Copel DIS	4th	(a)	Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.	Personal guarantee	09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	-	346,895
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	647,092	618,209
	6th (1st serie)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the Issuer's following issues: 3rd, 4th and 5th Issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + 1.95%	CDI + 2.02%	1,000,000	1,004,566	1,006,449
	6th (2nd serie)		Investment for expansion, renovation or improvement and reimbursement of expenses of the Issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	585,696	559,894
	7th (1st serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.28%	300,000	304,505	305,380
	7th (2nd serie)				05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	915,148	917,789
	7th (3rd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	315,816	301,830
	8th (1st serie)	(e)	Exclusively for cash reinforcement to meet the Issuer commitments.		06.15.2023	1	06.15.2024	Half-yearly	CDI + 1.45%	CDI + 1.89%	400,000	401,784	-
	8th (2nd serie)		Exclusively for amortization of principal and interest due under the Private Deed of the 4th Issue of Debentures, and the remaining amount, if any, for cash reinforcement to meet the Issuer commitments.		06.15.2023	2	06.15.2027	Half-yearly	CDI + 2.00%	CDI + 2.14%	800,000	803,723	-
	8th (3rd serie)		Exclusively for cash reinforcement to meet the Issuer commitments.		06.15.2023	1	06.15.2028	Half-yearly	CDI + 2.25%	CDI + 2.35%	400,000	401,897	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	82,744	91,468
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	118,146	126,067
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	349,555	360,894
											Gross debt	9,738,006	7,887,077
										(-) Transaction cost		(118,900)	(83,222)
											Net debt	9,619,106	7,803,855
											Current	1,225,649	1,346,347
											Noncurrent	8,393,457	6,457,508

(a)	Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b)	Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c)	Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d)	Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e)	Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.1	Maturity of noncurrent installments

12.31.2023	Gross debt	(-) Transaction cost	Net debt
2025	1,825,412	(25,529)	1,799,883
2026	2,202,198	(19,105)	2,183,093
2027	1,130,834	(11,413)	1,119,421
2028	465,465	(8,281)	457,184
2029	954,663	(8,115)	946,548
After 2029	1,903,983	(16,655)	1,887,328
	8,482,555	(89,098)	8,393,457

21.2	Changes in debentures

	Continuing operations	Discontinued operations	Total
Balance as of January 1, 2021	6,737,229	20,252	6,757,481
Funding	3,000,000	-	3,000,000
(-) Transaction costs	(35,030)	-	(35,030)
Charges and monetary variations	620,751	37,902	658,653
Amortization - principal	(1,831,809)	(20,239)	(1,852,048)
Payment - charges	(343,524)	(17,549)	(361,073)
Reclassification - held for sale - Copel Telecomunicações	-	(20,366)	(20,366)
Balance as of December 31, 2021	8,147,617	-	8,147,617
Funding	1,500,000	-	1,500,000
(-) Transaction costs	(14,445)	-	(14,445)
Charges and monetary variations	1,112,287	-	1,112,287
Amortization - principal	(2,051,481)	-	(2,051,481)
Payment - charges	(890,123)	-	(890,123)
Balance as of December 31, 2022	7,803,855	-	7,803,855
Funding	2,900,000	295,000	3,195,000
(-) Transaction costs (a)	(60,677)	(955)	(61,632)
Charges and monetary variations	1,297,445	19,017	1,316,462
Amortization - principal	(1,193,910)	(18,437)	(1,212,347)
Payment - charges	(1,127,607)	(10,423)	(1,138,030)
Reclassification (b)	-	(284,202)	(284,202)
Balance as of December 31, 2023	9,619,106	-	9,619,106
(a) Includes the amount of R$41,788 relating to financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 21.3.
(b) Reclassification to Liabilities classified as held for sale (Note 39).

21.3	Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to comply with additional obligations, to request consent from the debenture holders or even the declaration of early maturity of the debts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2023, all the agreed contractual indicators and conditions were fully met, except for the subsidiaries Nova Asa Branca I, Nova Asa Branca III and Ventos de Santo Uriel that did not meet the ICSD of 1.3. However, the Company preventively requested and received, on December 29, 2023, according to letter from BNDES AEC/DEENE2 No. 042/2023, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2023.

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, General Meetings of Debenture Holders were held to decide on consent to carry out the operation, by means of a financial compensation (waiver fee), so that the change in shareholder control would not characterize an event of early maturity of the Company's debts. The financial compensation was conditional on the success of the offer, with payment within ten days of its settlement, and corresponds to a remuneration of 0.20%, multiplied by the remaining duration of the debentures, on their updated nominal value on the date of the Meetings, except for the 1st series of the 6th Issue of Copel GeT and the 4th Issue of Copel DIS, for which the remuneration rate is 0.15% on the updated nominal value on the date of the Meetings. The financial payments were settled in August 2023.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	5th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
6th issue of Debentures
7th issue of Debentures
8th issue of Debentures
Copel DIS	5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
8th issue of Debentures
Nova Asa Branca I		Debt service coverage ratio	≥ 1.3
Nova Asa Branca II
Nova Asa Branca III	2nd issue of Debentures
Nova Eurus IV
Ventos de Santo Uriel
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2
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

For the years ended December 31, 2023, 2022 and 2021

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

22.3	Statement of financial position and statement of income

Amounts recognized in liabilities, under post-employment benefits, are summarized below:

	12.31.2023	12.31.2022
Pension plans	426	949
Healthcare plans	1,483,817	1,069,088
	1,484,243	1,070,037
Current	85,833	73,814
Noncurrent	1,398,410	996,223

Amounts recognized in the statement of income are shown below:

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Employees
Pension plans	55,320	52,980	56,454
Healthcare plan - post employment	128,652	138,921	115,587
Healthcare plan - active employees	74,546	66,912	69,556
	258,518	258,813	241,597
Management
Pension plans	1,441	1,236	1,300
Healthcare plan	200	148	122
	1,641	1,384	1,422
	260,159	260,197	243,019

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.4	Changes in post-employment benefits

Balance as of January 1, 2022	1,295,174
Appropriation of actuarial calculation	140,293
Appropriation of pension and healthcare contributions	127,878
Actuarial gains and losses	(291,742)
Amortizations	(201,566)
Balance as of December 31, 2022	1,070,037
Appropriation of actuarial calculation	130,126
Appropriation of pension and healthcare contributions	139,701
Actuarial losses (a)	379,126
Amortizations	(225,421)
Reclassification (b)	(9,326)
Balance as of December 31, 2023	1,484,243
(a) Losses arising mainly from the reduction in the discount rate, increase in medical costs and expected variation of the obligation by the current service cost and interest cost.
(b) Reclassification to Liabilities classified as held for sale (Note 39).

22.5	Actuarial valuation in accordance with IAS 19

22.5.1	Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

Consolidated		2023		2022
	Real	Nominal	Real	Nominal
Economic
Inflation p.a.	-	3.00%	-	5.10%
Expected rate of discount/return p.a.
Unified Plan - Defined Benefit	5.33%	8.49%	6.10%	11.51%
Unified Plan - Balance	5.36%	8.52%	6.12%	11.53%
Plan III	5.37%	8.53%	6.13%	11.54%
Assistance Plan	5.48%	8.64%	6.13%	11.54%
Salary growth/medical costs
Unified Plan p.a.	1.00%	4.03%	0.00%	5.10%
Plan III p.a.	1.00%	4.03%	1.00%	6.15%
Assistance Plan - Aging Factor	3.30%	-	3.30%	-
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927

22.5.2	Number of participants and beneficiaries

Consolidated	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Number of active participants	10	10	5,806	6,031	5,687	5,775
Number of Inactive participants	4,115	4,170	5,379	5,369	8,857	9,059
Number of dependent people	-	-	-	-	19,925	20,867
Total	4,125	4,180	11,185	11,400	34,469	35,701

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.3	Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans is 68.55 and 69.08 years, respectively.

Consolidated	Unified Plan	Plan III
As of December 31, 2023
Retired participants	12.73	21.35
Pensioner participants	13.99	24.67
As of December 31, 2022
Retired participants	19.60	23.42
Pensioner participants	12.48	25.97

22.5.4	Actuarial evaluation

Based on the revision of the assumptions, as of December 31, 2023, the amounts of the Unified Plan and Plan III totaled a surplus of R$795,930 and R$83,613, respectively (R$595,847 and R$74,421, as of December 31, 2022). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2023, reflecting any right to reduce contributions, refund of surplus or other amounts.

Consolidated	Unified Plan	Plan III	Assistance Plan	12.31.2023	12.31.2022
Total liabilities or partially covered	6,416,085	3,820,011	1,657,687	11,893,783	10,721,838
Fair value of the plan assets	(7,212,015)	(3,903,624)	(173,870)	(11,289,509)	(10,323,018)
Plan coverage status	(795,930)	(83,613)	1,483,817	604,274	398,820
Unrecognized asset	795,930	83,613	-	879,543	670,268
	-	-	1,483,817	1,483,817	1,069,088

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2023, as presented in the Statements of Comprehensive Income.

22.5.5	Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2022	6,145,601	3,337,093	1,491,118
Cost of services	169	2,018	6,172
Cost of interest	673,724	364,901	155,389
Benefits paid	(523,792)	(264,096)	(342)
Actuarial (gain) losses	(266,172)	17,621	(417,566)
Present value of net actuarial obligations as of December 31, 2022	6,029,530	3,457,537	1,234,771
Cost of services	16,650	6,343	6,878
Cost of interest	700,272	397,091	141,877
Benefits paid	(539,728)	(272,585)	(55,014)
Actuarial (gain) losses	210,135	251,260	338,499
Discontinued Operations balance adjustments	(774)	(19,635)	(9,324)
Present value of net actuarial obligations as of December 31, 2023	6,416,085	3,820,011	1,657,687

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.6	Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2022	6,799,255	3,347,204	196,909
Return estimated for assets	743,845	274,486	26,390
Contributions and distributions	29,808	151,606	-
Benefits paid	(523,792)	(264,096)	-
Actuarial gain (losses)	(423,739)	22,758	(57,616)
Fair value of the Plan's assets as of December 31, 2022	6,625,377	3,531,958	165,683
Return estimated for assets	769,613	410,062	18,629
Contributions and distributions	23,868	9,709	54,782
Benefits paid	(539,728)	(272,584)	(54,782)
Actuarial gain (losses)	333,728	244,140	(10,442)
Discontinued Operations balance adjustments	(843)	(19,661)	-
Fair value of the Plan's assets as of December 31, 2023	7,212,015	3,903,624	173,870

22.5.7	Estimated costs

The estimated net periodic plan costs (income) for 2024 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	(17,705)	10,105	8,100
Estimated cost of interest	590,697	321,264	140,975
Expected return on plan assets	(591,774)	(321,683)	(15,030)
Costs (income or loss)	(18,782)	9,686	134,045

In view of the current surplus of pension plans, the Company will not record the estimated revenues and costs presented in the table above for the Unified Plan and Plan III, in accordance with legislation that does not allow for reductions in contributions or reimbursements to the Company.

22.5.8	Sensitivity analysis

The following table demonstrates the effect of changes to significant actuarial assumptions. The presentation of this sensitivity analysis was adjusted in relation to the year 2022 to reflect the variations that, in the Company's understanding, are more likely to occur.

Consolidated	Projected scenarios
	Increase by 0.5%	Decrease in 0.5%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	9,807,900	10,702,169
Impacts on the obligations of healthcare program	1,546,250	1,782,375
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1,784,147	1,544,008
Impact on cost of service for the following financial year of healthcare program	8,460	6,595
Sensitivity of the service cost
Impacts on the obligations of the pension	13,493	14,269
Impacts on the obligations of healthcare program	6,625	8,429

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22.5.9	Benefits payable

The estimated benefits to be paid in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2024	543,355	281,414	54,858	879,627
2025	641,006	284,173	76,250	1,001,429
2026	568,053	291,233	73,728	933,014
2027	565,786	298,255	81,300	945,341
2028	573,042	305,107	89,233	967,382
2029 a 2053	11,639,282	8,327,621	5,126,994	25,093,897

22.5.10	Asset allocation and investment strategy

The asset allocation for the pension and healthcare plans at the end of 2023 and the allocation goal for 2024, by asset category, are shown below:

Consolidated	Goal for 2024 (*)	2023
Fixed income	79.1%	77.2%
Variable income	4.9%	5.3%
Loans	1.3%	1.2%
Real estate	3.6%	5.6%
Investment structuring	8.8%	8.7%
Investments abroad	2.4%	2.0%
	100.0%	100.0%

In addition, information on the allocation of assets of pension plans sponsored by the Company:

Consolidated	Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	89.5%	60.0%	70.0%	48.0%
Variable income	3.0%	2.0%	8.0%	3.0%
Loans	0.5%	0.0%	2.0%	0.0%
Real estate	2.5%	0.0%	1.0%	0.0%
Investment structuring	4.5%	0.0%	15.0%	0.0%
Investments abroad	0.0%	0.0%	4.0%	0.0%
(*) Target 2023.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

22.5.11	Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees on December 31, 2023 and 2022, in the amounts of R$70,203 and R$72,353, respectively.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23.	Sectorial Charges Payable

Consolidated	12.31.2023	12.31.2022
Energy Development Account - CDE	56,927	41,122
Global Reversal Reserve - RGR	4,539	5,366
	61,466	46,488

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

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of	Balance as of
				12.31.2023	12.31.2022
Research and Development - R&D
FNDCT	-	5,781	-	5,781	6,588
MME	-	2,891	-	2,891	3,314
R&D	153,048	1,359	47,464	201,871	260,243
	153,048	10,031	47,464	210,543	270,145
Energy efficiency program - EEP
Procel	-	23,613	-	23,613	11,960
EEP	139,610	10,822	169,086	319,518	332,653
	139,610	34,435	169,086	343,131	344,613
	292,658	44,466	216,550	553,674	614,758
			Current	320,196	370,244
			Noncurrent	233,478	244,514
National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2022	7,584	3,790	286,029	19,883	309,811	627,097
Additions	39,044	19,535	39,070	11,298	45,191	154,138
Performance agreement	-	-	-	-	2,552	2,552
Interest rate (Note 32)	-	-	6,197	3,799	24,648	34,644
Transfers	-	-	-	(3,685)	3,685	-
Payments	(40,040)	(20,011)	(8,061)	(19,335)	(29,740)	(117,187)
Concluded projects	-	-	(62,992)	-	(23,494)	(86,486)
Balance as of December 31, 2022	6,588	3,314	260,243	11,960	332,653	614,758
Additions	40,011	20,004	40,019	12,200	48,805	161,039
Performance agreement	-	-	-	-	4,420	4,420
Interest rate (Note 32)	-	-	5,930	(547)	21,618	27,001
Transfers (b)	5,802	2,900	1,739	-	-	10,441
Payments	(46,620)	(23,327)	(9,695)	-	(16,450)	(96,092)
Concluded projects	-	-	(87,675)	-	(71,528)	(159,203)
Reclassification (a)	-	-	(8,690)	-	-	(8,690)
Balance as of December 31, 2023	5,781	2,891	201,871	23,613	319,518	553,674
(a)	Reclassification to Liabilities classified as held for sale (Note 39).
(b)	Transfers to assets - Law No. 14,514/2023

25.	Accounts Payable Related to Concessions

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	rate	Adjustment	12.31.2023	12.31.2022
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	06.2049	5,65% p.a.	IPCA	23,005	21,587
HPP Colíder	Copel GeT	12.29.2010	01.17.2011	01.2046	7,74% p.a.	IPCA	31,493	30,518
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7,74% p.a.	IPCA	9,337	9,050
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7,74% p.a.	IPCA	1,325	2,200
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11,00% p.a.	IGPM	828,695	874,187
							893,855	937,542
						Current	101,976	105,003
						Noncurrent	791,879	832,539
Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1 Changes in accounts payable related to concessions

Balance as of January 1, 2022	903,959
Additions	1,855
Adjust to present value	27,063
Monetary variations	112,890
Payments	(108,225)
Balance as of December 31, 2022	937,542
Additions	894
Adjustment to present value	(44,021)
Monetary variations	115,176
Payments	(115,736)
Balance as of December 31, 2023	893,855

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.2	Nominal value and present value of accounts payable related to concessions

Consolidated	Nominal value	Present value
2024	111,886	101,976
2025	111,079	91,359
2026	110,798	82,253
2027	110,798	74,313
After 2027	1,433,795	543,954
	1,878,356	893,855

26.	Right-of-use Asset and Lease Liability

26.1	Right-of-use asset

Consolidated	Balance as of	Additions	Amorti-	Loss on	Reclassi-	Balance as of
	January 1, 2023		zation	disposal	fication (a)	December 31, 2023

Real estate	136,489	51,192	(11,874)	(2,737)	(10,456)	162,614
Vehicles	113,018	27,065	(54,082)	-	(526)	85,475
Equipment	11,873	4,629	(11,161)	(323)	(507)	4,511
	261,380	82,886	(77,117)	(3,060)	(11,489)	252,600
(a) Reclassification to Assets classified as held for sale (Note 39)

Consolidated	Balance as of	Additions		Loss on	Balance as of
	January 1, 2022		Amortization	disposal	December 31, 2022

Real estate	120,929	27,770	(10,679)	(1,531)	136,489
Vehicles	67,833	90,399	(45,044)	(170)	113,018
Equipment	15,294	5,522	(8,943)	-	11,873
	204,056	123,691	(64,666)	(1,701)	261,380

26.2	Lease liability

26.2.1	Changes in lease liability

Balance as of January 1, 2022	212,734
Additions	123,691
Charges	20,462
Amortization - principal	(60,200)
Payment - charges	(21,151)
Loss on disposal	(1,780)
Balance as of December 31, 2022	273,756
Additions	82,886
Charges	25,506
Amortization - principal	(72,334)
Payment - charges	(25,465)
Loss on disposal	(2,334)
Reclassification (a)	(11,573)
Balance as of December 31, 2023	270,442
Current	49,742
Noncurrent	220,700
(a) Reclassification to Liabilities classified as held for sale (Note 39).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.

26.2.2	Maturity of noncurrent installments

2025	40,844
2026	38,160
2027	18,002
2028	15,549
2029	13,809
After 2029	229,837
Undiscounted amounts	356,201
Imputed interest	(135,501)
Lease liabilities balance	220,700

26.2.3	Potential PIS/Cofins recoverable rights

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	482,953	270,442
Potential Pis/Cofins	34,299	20,647

26.3	Impact of forecast inflation on discounted cash flows

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

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	270,442	333,597	23.35%
Right to use assets	252,600	286,433	13.39%
Financial expense	24,290	29,653	22.08%
Amortization expense	74,582	79,601	6.73%

26.4	Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated	Less than		Over
	1 year	1 to 5 years	5 years	12.31.2023
Commitments from leases and rentals	11,050	47,613	257,488	316,151

26.5	Receivables from leases

Consolidated	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2023
Facilities sharing	2,082	8,327	26,665	37,074

27.	Other Accounts Payable

Consolidated	12.31.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)	753,584	738,703
Generation deviation - wind projects (Note 34.2.9)	299,264	184,813
Public lighting rate collected	68,253	52,520
Payments/returns to consumers	60,498	50,652
Aneel Order No. 084/2017 provision	42,164	38,145
Pledges in guarantee	43,297	29,924
Financial offset for the use of water resources	31,352	28,511
Other liabilities (a)	140,114	123,585
	1,438,526	1,246,853
Current	859,456	601,619
Noncurrent	579,070	645,234

(a)	The balance for 2023 includes the advance received for the UEGA sale transaction, in the amount of R$58,132 (Note 39)

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1	Change in provision for legal claims

Consolidated		Income
		Provision		Construction	Monetary restatement	Additions
	Balances as of			cost		(Reversals)		Transfers/	Balances as of
	January 1, 2023	Additions	Reversals	Reversals		to assets	Settlements	Others (a)	December 31, 2023
Tax
Cofins	123,564	-	-	-	9,807	-	-	-	133,371
Others	78,186	15,739	(7,444)	-	(2,452)	-	(15,955)	6,985	75,059
	201,750	15,739	(7,444)	-	7,355	-	(15,955)	6,985	208,430
Labors	536,464	103,947	(65,303)	-	43,877	(91)	(231,859)	(396)	386,639
Employee benefits	30,126	12,234	(4,328)	-	-	-	(516)	-	37,516
Civil
Civil and administrative claims	958,111	134,634	(19,782)	-	26,818	278	(119,067)	(26,325)	954,667
Easements	138,724	1,748	-	(21,596)	-	1,133	(5,884)	-	114,125
Expropriations and property	154,912	6,856	(1,461)	(4,349)	(535)	(42,700)	41	-	112,764
Customers	3,750	319	(1,676)	-	-	-	51	-	2,444
Environmental	5,269	1,264	(1,412)	-	(389)	-	(139)	-	4,593
	1,260,766	144,821	(24,331)	(25,945)	25,894	(41,289)	(124,998)	(26,325)	1,188,593
Regulatory	8,493	83,708	(84,764)	-	589	-	(288)	-	7,738
	2,037,599	360,449	(186,170)	(25,945)	77,715	(41,380)	(373,616)	(19,736)	1,828,916
Current	-								336,000
Noncurrent	2,037,599								1,492,916
(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 39).

Consolidated		Income
		Provision		Construction	Monetary restatement
	Balances as of			cost		Additions		Transfers/	Balances as of
	January 1, 2022	Additions	Reversals	Additions		to assets	Settlements	Others	December 31, 2022
Tax
Cofins	110,059	15,109	(1,604)	-	-	-	-	-	123,564
Others	71,056	15,558	(820)	-	8,147	-	(9,764)	(5,991)	78,186
	181,115	30,667	(2,424)	-	8,147	-	(9,764)	(5,991)	201,750
Labors	569,756	86,895	(2,778)	-	22,007	-	(139,416)	-	536,464
Employee benefits	37,148	13,270	(19,672)	-	-	-	(620)	-	30,126
Civil
Civil and administrative claims	433,437	545,243	(3,925)	-	47,553	-	(67,055)	2,858	958,111
Easements	138,069	3,594	(90)	(722)	-	627	(2,754)	-	138,724
Expropriations and property	125,028	2,195	(8,113)	4,305	-	36,924	(5,427)	-	154,912
Customers	3,755	2,039	(630)	-	74	-	(1,488)	-	3,750
Environmental	5,902	419	(1,130)	-	78	-	-	-	5,269
	706,191	553,490	(13,888)	3,583	47,705	37,551	(76,724)	2,858	1,260,766
Regulatory	103,155	9,788	(84,111)	-	(4,651)	-	(15,688)	-	8,493
	1,597,365	694,110	(122,873)	3,583	73,208	37,551	(242,212)	(3,133)	2,037,599

The Company made a voluntary change in the way it records the monetary restatement of provisions for legal claims. The amounts that were recorded as operating expenses are now recognized as financial expenses. In the consolidated income statements for the year 2023, the amount of R$77,715 (R$13,552 in the Parent Company) was recognized as a financial expense (Note 32). If this voluntary change in accounting practice had been applied in the year ended December 31, 2022, the value of the reclassification from operating expenses to financial expenses would be R$73,208 in the consolidated income statement for the year (R$2,916 in the Parent Company). Considering the quantitative and qualitative analyzes carried out by the Company, Management concluded that the effect of this voluntary change in the way of recording monetary restatement on provisions for legal claims is immaterial to the financial statements already published in previous years, considering that this change does not impacts the balance sheet, net income for the year, the Company's cash generation nor compliance with restrictive clauses in debt contracts (Covenants).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions for legal claims		Contingent liabilities
	Description	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	133,371	123,564	9,270	9,550
INSS	Tax requirements related to the social security contribution.	32,053	30,899	118,254	56,790
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	2,328	2,100	40,755	53,682
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	5,630	4,035	26,986	24,930
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	5,181	9,332	179,974	152,113
ISS	City halls tax requirement as ISS on construction services provided by third parties.	221	181	58,085	56,731
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	29,646	31,639	84,808	149,518
		208,430	201,750	518,132	503,314
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	386,639	536,374	291,768	378,737
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	37,516	30,126	10,724	12,716
Regulatory
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	1,129,202	1,130,845
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment ("ACR"), CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR contracts. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM. Further information on the lawsuit is presented in Note 7.2	-	-	307,285	320,044
Other	Aneel's notifications about possible breaches of regulatory standards	7,738	8,493	45,498	45,718
		7,738	8,493	1,481,985	1,496,607

 (continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions for legal claims		Contingent liabilities
	Description	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	57,475	73,366	42,373	71,237
Arbitration	Arbitration process started in 2015, which originated from a dispute related to a term of commitment signed between the authors and Copel in December 2012, processed in secrecy at the Brazil-Canada Arbitration and Mediation Center. On January 25, 2024, an agreement was reached between the parties to close the case, as disclosed in Note 40.1.	672,000	629,056	-	338,779
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	118,210	154,550	349,602	549,115
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	106,986	101,076	104,192	98,940
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	114,125	138,841	24,551	31,063
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	112,764	154,943	22,225	38,030
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	2,442	3,758	1,077	1,911
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	4,591	5,266	226,833	216,380
		1,188,593	1,260,856	770,853	1,345,455
		1,828,916	2,037,599	3,073,462	3,736,829

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.	Equity

29.1	Capital

	12.31.2023	12.31.2022
Capital	12,831,619	10,800,000
(-) Transaction costs, net of taxes
Transaction costs in issuing shares	(14,941)	-
(-) Income tax and social contribution (a)	5,080	-
	12,821,758	10,800,000
(a)	Amounts deducted from taxes payable

The capital increase of R$2,021,758 refers to the value of the share issue of R$2,031,619 less transaction costs net of taxes, totaling R$9,861, and was recorded after the settlement of the public share offering, as described in Note 1.

The share capital is represented by ordinary shares, class "A" and "B" preferred shares and 1 special class preferred share held by the State of Paraná. At General Meetings, each ordinary share has the right to one vote, respecting the limitations established in Article 6 of the Bylaws, so that any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in excess of the equivalent of 10% of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Class “A” and “B” preferred shares have restricted voting rights as per § 7, Article 5, of the Bylaws. According to Article 17 of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares. Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares. Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company’s Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class “B” have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class “A” shares.

The special class preferred share was created under the terms of State Law No. 21,272/2022. As long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, this share will grant veto power in General Meeting deliberations that authorize the administrators to approve and execute the Annual Investments by Copel DIS, aimed at changing the Company's name and headquarters, and amending the clauses of the bylaws related to the limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total and the celebration of shareholder agreements for the exercise of voting rights.

The table below presents the composition of the share capital by shares (without nominal value):

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2023										Number of shares in units
	Common shares		Preferred shares						Total
			Class "A”		Class “B”		Special class
	number of shares	%	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	358,562,509	27.57	-	-	116,106,174	6.91	1	100.00	474,668,684	15.91
BNDESPAR	131,161,562	10.09	-	-	524,646,248	31.24	-	-	655,807,810	21.99
Other shareholders	810,623,229	62.34	3,128,000	100.00	1,038,582,868	61.85	-	-	1,852,334,097	62.10
	1,300,347,300	100.00	3,128,000	100.00	1,679,335,290	100.00	1	100.00	2,982,810,591	100.00

In December 2023, after approval of the undoing of the Share Conversion and Formation of Share Deposit Certificates Program at the 209th Extraordinary General Meeting, the UNITs were canceled and the consequent delivery of the 5 shares issued by the Company underlying each UNIT, being 1 common share (CPLE3) and 4 class “B” preferred shares (CPLE6) with the same rights, advantages and restrictions as the shares issued by the Company represented by them, including in relation to the payment of dividends, interest on equity and any other bonuses, payments or benefits to which they may be entitled.

29.2	Equity valuation adjustments

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of January 1, 2021	353,349
Actuarial liabilities
Post employment benefits	246,626
Taxes on adjustments	(93,881)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(70,569)
Taxes on adjustments	23,994
Actuarial liability - investment realization	(33,205)
Attributed to non-controlling interest	(144)
Balance as of December 31, 2021	426,170
Actuarial liabilities
Post employment benefits	291,740
Taxes on adjustments	(88,548)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(55,322)
Taxes on adjustments	18,809
Actuarial liability - investment realization (a)	(3,541)
Other adjustments
Adjustments on financial assets - subsidiaries	10,295
Taxes on other adjustments	(3,500)
Attributed to non-controlling interest	(2,721)
Balance as of December 31, 2022	593,382
Actuarial liabilities
Post employment benefits	(379,126)
Taxes on adjustments	129,007
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(49,322)
Taxes on adjustments	16,769
Other adjustments
Adjustments on financial assets - subsidiaries	(6,373)
Taxes on other adjustments	2,167
Attributed to non-controlling interest	546
Balance as of December 31, 2023 (b)	307,050
(a) Realization of Copel SER's actuarial gain after the transfer of all employees to Copel's other wholly-owned subsidiaries.
(b) The balance includes R$ 1,424 of adjustment to the equity valuation of the discontinued operation. The variation in the equity valuation adjustment of the discontinued operation in 2023 resulting from actuarial liability adjustments was R$1,650.

29.3	Legal reserve and profit retention reserve

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.4	Proposed dividend distribution

Parent Company
	12.31.2023	12.31.2022	12.31.2021
Calculation basis for dividends
Net income for the year	2,258,810	1,112,007	4,952,573
Legal Reserve (5%)	(112,941)	(55,600)	(247,629)
Realization of equity evaluation adjustment	32,553	36,513	46,575
	2,178,422	1,092,920	4,751,519
Proposed dividends
Interest on own capital - gross value	958,000	970,000	522,809
Interim dividends	-	-	1,197,003
Dividends - PNA shares	-	258	-
Additional proposed dividends	131,211	-	1,368,675
	1,089,211	970,258	3,088,487
Gross value of dividends per class of shares:
Ordinary shares	454,539	357,961	1,120,747
Class “A” preferred shares	1,502	1,407	3,658
Class “B” preferred shares	633,170	610,890	1,964,082
Gross value of dividends per share:
Ordinary shares	0.34557	0.33393	1.06323
Class “A” preferred shares	0.48035	0.44976	1.16956
Class “B” preferred shares	0.38012	0.36732	1.16956

Gross value of dividends per share - Units (a)	1.64173	1.86606	5.74147
(a) The Units program was discontinued in December/2023. The gross value of dividends per Units only considers the advance approved on September 20, 2023.

Pursuant to the legal and statutory provisions in force and management’s resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.

According to the Company’s Dividend Policy, regular dividend calculation will be based on the Financial Leverage Ratio defined at the end of each fiscal year. For an index below 1.5, the dividend corresponds to 65% of the adjusted net income; for an index between 1.5 and 2.7, the dividend corresponds to 50% of the adjusted net income; for an index above 2.7, the dividend corresponds to 25% of the adjusted net income (mandatory minimum). These amounts, except for the mandatory minimum dividend, will be limited to the cash flow available for the same fiscal year, equivalent to the cash flow from operating activities, less net cash flow used in investing activities. Management may also propose extraordinary dividends, limited to balance of the Company’s distributable profit reserves, conditioned to resolution and approval in of the Board of Directors, after hearing the Supervisory Board.

In the 2023 fiscal year, the calculated index was 1.94, as shown in Note 34, so that the proposed dividend was 50% of the adjusted net income, totaling R$1,089,211, of which R$958,000 has already been approved by the Company's Board of Directors in 2023 and R$131,211 were recorded as an additional dividend proposed for deliberation at the Ordinary General Meeting in April 2024.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

As informed, on September 20, 2023, Copel's Board of Directors approved the distribution of interim and intercalar dividends in the form of Interest on Equity - JSCP, in the amount of R$958,000 as follows: R$456,920 based on result for the first half of 2023, payment of which occurred on November 30, 2023; R$456,920 based on the remaining balance of the results for the first half of 2023 and R$44,160 from the uncapitalized profit retention reserve balance from previous years, the payment of which will occur together with the dividends approved at the Ordinary General Meeting that decides on the allocation of the result of 2023. These JSCP values, net of taxes withheld at source, were attributed to the mandatory dividend for the year 2023, according to criteria established in the Company's Bylaws and the difference is taken into account both for the payment of regular dividends for 2023 and additional dividends.

29.5	Earnings per share - basic and diluted

	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	operations	operations	12.31.2023	operations	operations	12.31.2022	operations	operations	12.31.2021
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	863,846	38,574	902,420	455,053	(45,654)	409,399	1,285,033	614,587	1,899,620
Class “A” preferred shares	2,729	116	2,845	1,724	(149)	1,575	4,087	1,821	5,908
Class “B” preferred shares	1,291,502	62,043	1,353,545	781,042	(80,009)	701,033	2,152,765	894,280	3,047,045
	2,158,077	100,733	2,258,810	1,237,819	(125,812)	1,112,007	3,441,885	1,510,688	4,952,573
Basic and diluted denominator
Weighted average of shares (in thousands)
Common shares	1,148,504,091	1,148,504,091	1,148,504,091	1,054,090,460	1,054,090,460	1,054,090,460	1,176,755,935	1,176,755,935	1,176,755,935
Class “A” preferred shares	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,171,194	3,171,194	3,171,194
Class “B” preferred shares	1,679,335,291	1,679,335,291	1,679,335,291	1,679,335,290	1,679,335,290	1,679,335,290	1,556,626,621	1,556,626,621	1,556,626,621
	2,830,967,382	2,830,967,382	2,830,967,382	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750	2,736,553,750

Basic and diluted earnings per share attributable to controlling shareholders
Common shares	0.75215	0.03359	0.78574	0.43170	(0.04331)	0.38839	1.09201	0.52228	1.61429
Class “A” preferred shares	0.87237	0.03694	0.90931	0.55106	(0.04763)	0.50343	1.28802	0.57450	1.86252
Class “B” preferred shares	0.76906	0.03694	0.80600	0.46509	(0.04764)	0.41745	1.38297	0.57450	1.95747

30.	Net Operating Revenue

					Service	Net revenue
	Gross	PIS/Pasep	ICMS	Sectorial	tax		Restated	Restated
	revenues	and Cofins	(VAT)	charges	(ISSQN)	12.31.2023	12.31.2022	12.31.2021
Electricity sales to final customers	10,384,872	(846,531)	(1,234,983)	(357,190)	-	7,946,168	7,510,037	7,237,677
Electricity sales to distributors	4,235,612	(553,593)	(17,038)	(62,193)	-	3,602,788	3,814,409	3,801,277
Use of the main distribution and transmission grid	10,930,593	(913,793)	(1,481,845)	(2,532,763)	-	6,002,192	4,828,841	5,295,074
Construction income	2,333,787	-	-	-	-	2,333,787	2,164,134	1,940,337
Fair value of assets from the indemnity for the concession	62,167	-	-	-	-	62,167	79,169	108,733
Result of sectorial financial assets and liabilities	1,070,196	(98,993)	-	-	-	971,203	1,676,936	2,270,859
Other operating revenue	629,792	(64,508)	(34)	-	(4,087)	561,163	461,815	322,259
	29,647,019	(2,477,418)	(2,733,900)	(2,952,146)	(4,087)	21,479,468	20,535,341	20,976,216

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.1	Revenue details

Consolidated		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Electricity sales to final customers	10,384,872	11,392,957	12,296,456
Consumers - Power distribution	6,779,582	7,962,325
Free consumers	2,723,661	2,692,303	2,203,320
Donations and grants	881,629	738,329	671,752
Electricity sales to distributors	4,235,612	4,534,515	4,529,478
Bilateral contracts	2,112,486	2,923,509	2,390,859
Regulated contracts	1,582,836	1,033,405	1,026,124
Electric Energy Trade Chamber - CCEE	425,920	459,162	978,013
Effective interest - grant bonus (Note 9.2)	114,370	118,439	134,482
Use of the main distribution and transmission grid	10,930,593	9,843,657	10,088,231
Consumers	10,058,379	8,936,568
Concessionaires and generators	106,564	86,160	79,493
Operating and maintenance income - O&M and interest income	765,650	820,929	1,071,975
Construction income	2,333,787	2,164,134	1,940,337
Power distribution service concession	2,234,542	2,048,022	1,700,889
Power transmission concession (a)	99,245	116,112	239,448
Fair value of assets from the indemnity for the concession	62,167	79,169	108,733
Result of sectorial financial assets and liabilities	1,070,196	1,847,863	2,502,324
Other operating revenue	629,792	522,746	358,902
Leasing and rent (30.2)	464,184	374,801	253,049
Fair value in the purchase and sale of power	5,045	32,747	-
Income from rendering of services	41,891	59,048	91,901
Other income	118,672	56,150	13,952
GROSS OPERATING REVENUE	29,647,019	30,385,041	31,824,461
(-) Pis/Pasep and Cofins	(2,477,418)	(2,516,317)	(2,532,675)
(-) ICMS (VAT)	(2,733,900)	(3,657,564)	(4,822,236)
(-) Service tax (ISSQN)	(4,087)	(6,351)	(6,992)
(-) Sectorial charges (30.3)	(2,952,146)	(3,669,468)	(3,486,342)
NET OPERATING REVENUE	21,479,468	20,535,341	20,976,216
(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

30.2	Leases and rentals

30.2.1 Revenue from leases and rentals

	12.31.2023	12.31.2022	12.31.2021
Equipment and structures	461,992	373,036	251,953
Facilities sharing	2,192	1,765	1,096
	464,184	374,801	253,049

30.3	Regulatory charges

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	2,659,092	2,670,262	1,737,716
Other charges - rate flags (30.3.2)	1,216	724,414	1,480,361
Research and development and energy efficiency - R&D and EEP	161,039	153,152	168,591
Global Reversion Reserve - RGR quota	46,750	42,103	44,372
Energy Development Account - "CDE " - Power transmission concession	68,901	65,460	42,973
Inspection fee	15,148	14,077	12,329
	2,952,146	3,669,468	3,486,342

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

As of June 2023, the Company began to pay the monthly CDE Water Shortage Account fee of R$6,454. This payment will be made over the next 4 years and refers to the return of the amount of R$145,844 received in 2022 to cover the additional costs associated with the water shortage situation that affected the country throughout 2021. The funds were centralized in the Water Shortage Account, created for this purpose, under the management of the CCEE.

In addition, as of June 2023, Copel DIS started collecting the CDE Distributed Generation - “GD”, in the monthly amount of R$9,303, according to Resolution No. 3,175/2023. The subsidy stems from Law No. 14.300/2022, which established the Legal Framework for Distributed Micro and Mini-Generation - “MMGD”.

The balance is as follows:

	Period	12.31.2023	12.31.2022	12.31.2021

"CDE USO"	Quotas (a)	2,201,372	2,321,875	1,534,490
	Covid Account (b)	183,444	183,444	107,009
	Water shortage (c)	1,725	-	-
	Preliminary injunctions (e)	(963)	-	-
		2,385,578	2,505,319	1,641,499

"CDE ENERGIA"	Covid Account (b)	164,943	164,943	96,217
	Water shortage (c)	43,453	-	-
	Distributed Generation (d)	65,118	-	-
		273,514	164,943	96,217

		2,659,092	2,670,262	1,737,716
(a)	"CDE Uso": Aneel Resolution No. 3,175/2023 (April-December/23); Aneel Resolution No. 3,165/2022 (January-March/23), Aneel Resolution No. 3,034/2022 (May-December/22); Aneel Resolution No. 3,004/2021 (January-April/22).
(b)	"CDE Uso" and "CDE Energia" - Covid Account: Aneel Order No. 939/2021 (June/21 to December/25).
(c)	"CDE Uso" and "CDE Energia" - Water shortage: Aneel Order No. 10,939/2022 and Aneel Resolution No.
(d)	"CDE Energia" - Distributed Generation: Aneel Resolution No. 3,175/2023 (June-December/23).
(e)	CDE injunctions: refer to tariff differences returned to the consumer, as published in Aneel Order No. 3225/2022, the amounts being deducted from the monthly CDE quotas in order to guarantee neutrality for the distributor, as established in Aneel Order No. 1576/2016.

30.3.2	Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. Since the improvement in hydric conditions in the country, the green flag has prevailed, with no additional tariffs.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30.4 Copel DIS annual tariff adjustment

The result of the 2023 Annual Tariff Adjustment of Copel DIS was approved by Aneel through Resolution No. 3,209 of June 20, 2023, authorizing the average readjustment of 10.50% perceived by consumers (4.9% in June 2022), with application to tariffs from June 24, 2023. The average readjustment was 8.31% for high voltage consumers and 11.73% for low voltage consumers (9.32% and 2.68% in 2022).

31.	Operating Costs and Expenses

Consolidated			General and	Other
	Operational	Selling	administrative	operational		Restated	Restated
	costs	expenses	expenses	expenses, net	12.31.2023	12.31.2022	12.31.2021
Non-manageable costs and expenses
Electricity purchased for resale (31.1)	(7,716,190)	-	-	-	(7,716,190)	(8,096,910)	(9,503,743)
Charge of the main distribution and transmission grid	(2,896,710)	-	-	-	(2,896,710)	(2,487,997)	(2,473,700)
Materials and supplies for power electricity	(17,654)	-	-	-	(17,654)	(9,349)	-
	(10,630,554)	-	-	-	(10,630,554)	(10,594,256)	(11,977,443)
Manageable costs and expenses
Personnel and management (31.2)	(1,281,861)	-	(596,471)	-	(1,878,332)	(977,904)	(1,505,968)
Pension and healthcare plans (Note 22.3)	(177,275)	-	(82,884)	-	(260,159)	(260,197)	(243,019)
Materials	(82,419)	-	(20,248)	-	(102,667)	(90,541)	(66,188)
Third-party services (31.3)	(735,766)	(180)	(260,366)	-	(996,312)	(754,551)	(636,616)
Credit losses, provisions and reversals (31.4)	177,693	(109,435)	-	(160,493)	(92,235)	(717,531)	(294,844)
Other operational costs and expenses, net (31.6)	(253,062)	(43,023)	(57,554)	(76,905)	(430,544)	(489,318)	(356,291)
	(2,352,690)	(152,638)	(1,017,523)	(237,398)	(3,760,249)	(3,290,042)	(3,102,926)
Other
Depreciation and amortization	(1,278,464)	-	(60,514)	(43,062)	(1,382,040)	(1,233,097)	(1,017,292)
Construction cost (31.5)	(2,319,720)	-	-	-	(2,319,720)	(2,137,188)	(1,888,622)
Hydrological risk renegotiation - GSF	-	-	-	-	-	-	1,570,543
	(3,598,184)	-	(60,514)	(43,062)	(3,701,760)	(3,370,285)	(1,335,371)
	(16,581,428)	(152,638)	(1,078,037)	(280,460)	(18,092,563)	(17,254,583)	(16,415,740)

31.1 Electricity purchased for resale

Consolidated
	12.31.2023	12.31.2022	12.31.2021
Purchase of Energy in the Regulated Environment - CCEAR	3,658,852	3,538,507	3,872,427
Itaipu Binacional	980,302	1,460,955	1,787,691
Electric Energy Trade Chamber - CCEE	431,303	370,207	1,673,116
Bilateral contracts	1,998,640	2,609,713	2,578,241
Program for incentive to alternative energy sources - Proinfa	370,495	437,461	271,435
Micro and mini generators	1,125,857	675,804	360,371
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(849,259)	(995,737)	(1,075,356)
	7,716,190	8,096,910	9,503,743

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.2 Personnel and management

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Personnel
Salaries and management fees (a)	742,449	625,237	663,667
Social charges on payroll	220,148	207,364	218,043
Meal and education allowance	109,307	95,229	99,567
Voluntary retirement program (31.2.1)	610,057	(9,315)	139,232
	1,681,961	918,515	1,120,509
Management
Salaries and management fees	17,889	15,606	15,332
Social charges on payroll	4,559	3,872	3,832
Other expenses	261	256	254
	22,709	19,734	19,418

Provisions for performance and profit sharing
of employees and administrators	173,662	39,655	366,041

	1,878,332	977,904	1,505,968
(a) In 2023, were recorded R$138,173 referring to vacation benefit indemnity approved by the Collective Bargaining Agreement on January 19, 2023.

31.2.1 Voluntary Dismissal Program - PDV

On August 24, 2023, the Voluntary Dismissal Program - PDV was established. On September 15, 2023, the subscription period ended, with the Company confirming 1,438 adhesions. The total provisioned refers to the amount that will be paid as compensation, plus 40% of the FGTS fine and the amounts of food assistance and the employer's subsidy relating to the monthly health plan fee, which will be paid by Copel for 12 months from the date of dismissal.

31.3	Third party services

Consolidated		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Maintenance of electrical system	430,954	311,553	266,601
Maintenance of facilities	117,981	89,741	97,056
Communication, processing and transmission of data	107,818	91,101	64,273
Consumer service / call center	100,574	83,203	66,733
Consulting and audit (a)	81,904	49,882	35,429
Meter reading and bill delivery	58,734	53,660	52,831
Other services	98,347	75,411	53,693
	996,312	754,551	636,616
(a) The balance includes the amount of R$21,059 relating to the costs of obtaining waiver, in compliance with the covenants (Notes 20.3 and 21.3).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.4	Credit losses, provisions and reversals

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Provision for legal claims (a)	157,668	623,742	174,225
Impairment (reversal of impairment) of assets
Power generation concession contract (Note 9.3)	(3,193)	9,061	(2,604)
Property, plant and equipment - generation segment (Note 16.4)	(174,500)	(34,435)	(9,161)
Expected credit losses (reversal of losses) - Trade accounts and Other receivables	109,435	124,068	127,837
Tax credits estimated losses	2,825	(4,905)	4,547
Provision (reversal) for losses on equity interests	-	-	-
	92,235	717,531	294,844
(a) Variation mainly due to the closure of the Arbitral Proceedings (Note 40.1)

31.5	Construction costs

Consolidated		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Materials	1,409,633	1,227,418	1,085,743
Third party services	689,886	694,306	618,400
Personnel	184,246	171,369	155,182
Other	35,955	44,095	29,297
	2,319,720	2,137,188	1,888,622

31.6	Other operating costs and expenses, net

Consolidated		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Financial offset for the use of water resources	152,604	142,270	85,545
Collection charge	43,022	47,923	50,371
Net losses (gains) in the decommissioning and disposal of assets	45,596	35,483	(74)
Leasing and rent	30,528	33,316	19,933
Insurance	48,914	41,505	32,866
Taxes	23,463	59,188	41,268
Fair value of power generation concession assets	-	26,451	-
Aneel inspection fee	18,248	15,683	15,303
Compensation	21,699	14,703	48,679
Donations, contributions, grants, tax incentives (a)	8,808	6,521	37,867
Advertising and publicity
Associação das Emissoras de Radiodifusão do Paraná - AERP	12,727	11,789	11,400
Publicity	9,772	9,835	10,918
Sponsorship	3,530	2,620	897
Talento Olímpico Paranaense - TOP	5,225	4,665	4,750
Other net income, costs and expenses (b)	6,408	37,366	(3,432)
	430,544	489,318	356,291
(a)	The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.
(b)	The variation mainly refers to the increase in expense recovery in 2023 compared to 2022.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.	Financial Results

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Financial income
Return on financial investments	540,672	406,270	146,408
Arrears charges on bills	200,341	265,818	320,469
Interest on taxes to be offset	89,938	63,810	36,649
Monetary variation and adjustment to present value of accounts			-
payable related to the concession (Note 25.1)	69,059	2,720	5,373
Remuneration of net sectorial assets and liabilities (Note 8)	62,795	146,753	35,902
Income and monetary restatement of judicial deposits	55,092	42,846	21,167
Exchange rate variation over the Itaipu power purchase	17,073	43,946	30,043
Other financial income	75,660	25,748	81,790
(-) Pis/Pasep and Cofins taxes on financial income	(41,514)	(41,498)	(41,216)
	1,069,116	956,413	901,605
( - ) Financial expenses
Monetary and exchange variation and debt charges	1,763,555	1,479,057	855,814
Monetary restatement on the provision for legal claims (Note 28.1)	77,715	-	8,621
Restatement of provision for allocation of PIS and
Cofins credits (Note 12.2.1)	58,518	29,324	-
Monetary variation and adjustment to present value of accounts
payable related to the concession (Note 25.1)	140,214	142,673	200,629
PIS/Pasep/Cofins taxes on interest on capital	101,251	107,720	34,382
Interest on tax installments	39,569	38,111	13,618
Interest on R&D and EEP (Note 24.1)	26,009	33,810	15,115
Interest on lease liabilities (Note 26.2)	24,292	19,441	13,176
Exchange rate variation over the Itaipu power purchase	10,605	27,584	58,814
Remuneration of net sectorial assets and liabilities (Note 8)	4,542	11,208	3,744
Other financial expenses	27,836	61,999	21,869
	2,274,106	1,950,927	1,247,970

	(1,204,990)	(994,514)	(346,365)
(-) Initial recognition of the restatement of provision for allocation of PIS and
Cofins credits (Note 12.2.1)	-	1,011,370	-

Net	(1,204,990)	(2,005,884)	(346,365)

33.	Operating Segments

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Until December 31, 2023, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2023.

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

GAS - its attribution is to provide public service of piped natural gas distribution. The segment will be discontinued after the completion of the Compagas divestment process (Note 39)

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services, including rental of distributed generation infrastructure, and participation in other companies.

As a result of the divestment process of Compagas and UEGA detailed in Note 39, the statements of assets and results by segment presented below contain the reclassification column of the balances of the discontinued operation that are part of the power generation and gas segments.

33.3	Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi- fications Note 39	Intersegment operations	Total
12.31.2023	GET	DIS	COM
TOTAL ASSETS	26,663,528	21,831,127	1,824,990	1,023,624	6,026,072	1,446,991	(2,997,258)	55,819,074
CURRENT ASSETS	3,841,190	5,153,666	1,074,359	240,017	4,994,382	276,597	(1,864,481)	13,715,730
NONCURRENT ASSETS	22,822,338	16,677,461	750,631	783,607	1,031,690	1,170,394	(1,132,777)	42,103,344
Long term assets	6,966,439	8,229,821	740,114	73,274	795,749	171,431	(633,391)	16,343,437
Investments	3,345,350	443	-	-	166,004	-	-	3,511,797
Property, plant and equipment	11,060,949	-	770	-	52,305	288,602	(577,205)	10,825,421
Intangible assets	1,341,216	8,317,327	5,784	699,697	7,247	699,725	99,093	11,170,089
Right-of-use asset	108,384	129,870	3,963	10,636	10,385	10,636	(21,274)	252,600

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Electric Energy			GAS	Holding and Services	Intersegment operations	Total
12.31.2022	GET	DIS	COM
TOTAL ASSETS	24,917,856	20,538,815	1,808,971	1,083,713	2,244,405	(890,060)	49,703,700
CURRENT ASSETS	3,237,725	4,937,240	990,867	282,714	1,311,618	(1,432,915)	9,327,249
NONCURRENT ASSETS	21,680,131	15,601,575	818,104	800,999	932,787	542,855	40,376,451
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

33.4	Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Reclassi- fications Note 39	Inter- segment operations	Total
	GET
12.31.2023	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUE	4,179,457	1,096,351	15,085,707	4,056,904	978,581	-	(977,148)	(2,940,384)	21,479,468
Net operating revenue - third-parties	1,764,212	687,829	15,048,581	3,978,846	17,014	-	(17,014)	-	21,479,468
Net operating revenue - between segments	2,415,245	408,522	37,126	78,058	961,567	-	(960,134)	(2,940,384)	-
OPERATING COSTS AND EXPENSES	(2,372,792)	(474,506)	(13,983,117)	(3,948,286)	(814,455)	(218,272)	778,481	2,940,384	(18,092,563)
Energy purchased for resale	(214,198)	(14,741)	(6,074,752)	(3,908,484)	-	-	3,282	2,492,703	(7,716,190)
Charges for use of the main transmission grid	(658,229)	-	(2,715,273)	-	-	-	33,873	442,919	(2,896,710)
Personnel and management	(368,744)	(247,393)	(1,174,906)	(21,133)	(43,201)	(72,537)	49,582	-	(1,878,332)
Pension and healthcare plans	(49,626)	(33,003)	(167,533)	(1,877)	(6,222)	(8,853)	6,955	-	(260,159)
Materials and supplies	(20,937)	(5,583)	(74,501)	(77)	(1,574)	(1,609)	1,614	-	(102,667)
Raw materials and supplies for generation	(19,113)	-	-	-	-	-	158	1,301	(17,654)
Natural gas and supplies for gas business	-	-	-	-	(678,885)	-	678,885	-	-
Third party services	(242,712)	(50,019)	(643,999)	(3,389)	(13,861)	(68,186)	22,517	3,337	(996,312)
Depreciation and amortization	(843,480)	(16,207)	(521,301)	(2,003)	(41,148)	(4,700)	46,799	-	(1,382,040)
Provision for litigations	(8,204)	(12,777)	(101,960)	(233)	(263)	(44,815)	10,584	-	(157,668)
Reversal of impairment of assets	285,825	-	-	-	-	-	(108,132)	-	177,693
Other estimated losses, provisions and reversals	(7,109)	(2,334)	(99,123)	(3,694)	(285)	-	285	-	(112,260)
Construction cost	-	(85,181)	(2,234,539)	-	(17,010)	-	17,010	-	(2,319,720)
Other operating costs and expenses, net	(226,265)	(7,268)	(175,230)	(7,396)	(12,006)	(17,572)	15,069	124	(430,544)
EQUITY IN EARNINGS OF INVESTEES	16,651	283,939	-	-	-	7,219	-	-	307,809
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,823,316	905,784	1,102,590	108,618	164,126	(211,053)	(198,667)	-	3,694,714
Financial income	333,990	66,922	479,944	38,577	36,559	182,829	(46,362)	(23,343)	1,069,116
Financial expenses	(791,547)	(344,524)	(955,046)	(717)	(48,316)	(203,206)	45,907	23,343	(2,274,106)
OPERATING PROFIT (LOSS)	1,365,759	628,182	627,488	146,478	152,369	(231,430)	(199,122)	-	2,489,724
Income tax and social contribution	(228,373)	1,779	(58,368)	(40,928)	(40,750)	4,962	7,621	-	(354,057)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,137,386	629,961	569,120	105,550	111,619	(226,468)	(191,501)	-	2,135,667
Result of discontinued operations	-	-	-	-	-	-	191,501	-	191,501
NET INCOME (LOSS)	1,137,386	629,961	569,120	105,550	111,619	(226,468)	-	-	2,327,168

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Reclassi- fications Note 39	Inter- segment operations	Total
Restated	GET
12.31.2022	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUES	4,099,740	1,140,734	13,903,300	4,938,368	1,297,034	8,014	(1,392,380)	(3,459,469)	20,535,341
Net operating revenue - third-parties	1,369,563	781,448	13,866,122	4,608,702	1,293,872	8,014	(1,392,380)	-	20,535,341
Net operating revenue - between segments	2,730,177	359,286	37,178	329,666	3,162	-	-	(3,459,469)	-
OPERATING COSTS AND EXPENSES	(2,766,048)	(303,450)	(13,418,798)	(4,814,710)	(1,076,181)	(570,344)	1,424,916	3,459,469	(18,065,146)
Energy purchased for resale	(386,210)	-	(5,980,124)	(4,790,427)	-	-	-	3,059,851	(8,096,910)
Charges for use of the main transmission grid	(599,422)	-	(2,313,203)	-	-	-	32,530	392,098	(2,487,997)
Personnel and management	(207,684)	(123,528)	(599,121)	(12,712)	(42,166)	(41,651)	48,958	-	(977,904)
Pension and healthcare plans	(48,973)	(30,948)	(169,493)	(1,787)	(5,366)	(9,614)	5,984	-	(260,197)
Materials and supplies	(13,227)	(5,297)	(71,302)	(53)	(1,644)	(924)	1,906	-	(90,541)
Raw materials and supplies for generation	(123,279)	-	-	-	-	-	111,060	2,870	(9,349)
Natural gas and supplies for gas business	-	-	-	-	(939,516)	-	939,516	-	-
Third party services	(207,239)	(37,041)	(505,407)	(2,665)	(13,316)	(41,702)	46,192	6,627	(754,551)
Depreciation and amortization	(783,828)	(13,692)	(454,307)	(353)	(44,190)	(4,612)	67,885	-	(1,233,097)
Provision (reversal) for litigations	(17,503)	(951)	(162,414)	31	(24)	(445,741)	2,860	-	(623,742)
Impairment of assets	(82,758)	-	-	-	(1,629)	-	109,761	-	25,374
Other estimated losses, provisions and reversals	(992)	3,065	(119,481)	(1,755)	(1,064)	-	1,064	-	(119,163)
Construction cost	-	(89,166)	(2,048,022)	-	(12,024)	-	12,024	-	(2,137,188)
Provision for allocation of PIS and Cofins credits	-	-	(810,563)	-	-	-	-	-	(810,563)
Other operating costs and expenses, net	(294,933)	(5,892)	(185,361)	(4,989)	(15,242)	(26,100)	45,176	(1,977)	(489,318)
EQUITY IN EARNINGS OF INVESTEES	20,370	450,235	-	-	-	7,972	-	-	478,577
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	1,354,062	1,287,519	484,502	123,658	220,853	(554,358)	32,536	-	2,948,772
Financial income	210,356	58,514	593,726	32,667	56,730	87,621	(76,424)	(6,777)	956,413
Financial expenses	(669,382)	(272,287)	(752,097)	(291)	(28,290)	(271,934)	36,577	6,777	(1,950,927)
Update of provision for allocation of
PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	895,036	1,073,746	(685,239)	156,034	249,293	(738,671)	(7,311)	-	942,888
Income tax and social contribution	(241,816)	(56,354)	455,465	(47,659)	(70,092)	159,578	81,977	-	281,099
NET INCOME(LOSS) FROM CONTINUING OPERATIONS	653,220	1,017,392	(229,774)	108,375	179,201	(579,093)	74,666	-	1,223,987
Result of discontinued operations	-	-	-	-	-	-	(74,666)	-	(74,666)
NET INCOME (LOSS)	653,220	1,017,392	(229,774)	108,375	179,201	(579,093)	-	-	1,149,321

STATEMENT OF INCOME	Electric Energy				TEL (a)	GAS	Holding and Services	Reclassi- fications (a)	Reclassi- fications Note 39	Inter- segment operations	Total
Restated	GET
12.31.2021	GER	TRA	DIS	COM
CONTINUING OPERATIONS
NET OPERATING REVENUES	6,185,468	1,541,080	14,836,392	4,536,414	243,611	783,277	40,478	(228,379)	(3,008,071)	(3,954,054)	20,976,216
Net operating revenue - third-parties	3,823,917	1,181,374	14,785,432	3,395,592	228,379	757,494	40,478	(228,379)	(3,008,071)	-	20,976,216
Net operating revenue - between segments	2,361,551	359,706	50,960	1,140,822	15,232	25,783	-	-	-	(3,954,054)	-
OPERATING COSTS AND EXPENSES	(3,312,461)	(457,137)	(13,669,382)	(4,478,439)	(222,883)	(654,643)	(246,871)	81,805	2,488,823	4,055,448	(16,415,740)
Energy purchased for resale	(1,279,857)	-	(7,277,499)	(4,450,586)	-	-	-	-	-	3,504,199	(9,503,743)
Charges for use of the main transmission grid	(524,562)	-	(2,363,451)	-	-	-	-	-	27,941	386,372	(2,473,700)
Personnel and management	(281,498)	(167,041)	(905,338)	(18,568)	(39,365)	(39,121)	(99,926)	-	44,889	-	(1,505,968)
Pension and healthcare plans	(44,166)	(27,954)	(155,774)	(1,547)	(6,289)	(5,154)	(7,889)	-	5,754	-	(243,019)
Materials and supplies	(9,863)	(4,161)	(51,722)	(17)	(965)	(3,590)	(471)	965	3,634	2	(66,188)
Raw materials and supplies for generation	(1,878,815)	-	-	-	-	-	-	-	1,854,948	23,867	-
Natural gas and supplies for gas business	-	-	-	-	-	(506,065)	-	-	506,065	-	-
Third party services	(203,823)	(30,699)	(450,752)	(2,925)	(38,690)	(13,850)	(26,147)	38,690	69,983	21,597	(636,616)
Depreciation and amortization	(616,267)	(11,431)	(406,632)	(234)	(77,901)	(41,178)	(3,515)	1,893	65,247	72,726	(1,017,292)
Provision (reversal) for litigations	(25,238)	(9,151)	(89,662)	(295)	4,845	(15,510)	(50,215)	(4,845)	15,846	-	(174,225)
Impairment of assets	150,697	(155)	-	-	5,156	(15,688)	-	(5,156)	(123,089)	-	11,765
Other estimated losses, provisions and reversals	(1,041)	(3,498)	(127,334)	(511)	(8,612)	2,611	(28,662)	8,612	(2,611)	28,662	(132,384)
Construction cost	-	(187,733)	(1,700,889)	-	-	(11,222)	-	-	11,222	-	(1,888,622)
Hydrological risk renegotiation (GSF)	1,570,543	-	-	-	-	-	-	-	-	-	1,570,543
Other operating costs and expenses, net	(168,571)	(15,314)	(140,329)	(3,756)	(61,062)	(5,876)	(30,046)	41,646	8,994	18,023	(356,291)
EQUITY IN EARNINGS OF INVESTEES	16,596	339,774	-	-	-	-	9,944	-	-	-	366,314
PROFIT (LOSS) BEFORE FINANCIAL
INCOME AND TAX	2,889,603	1,423,717	1,167,010	57,975	20,728	128,634	(196,449)	(146,574)	(519,248)	101,394	4,926,790
Financial income	128,461	19,542	457,697	14,151	19,183	19,422	313,617	(19,180)	(30,444)	(20,844)	901,605
Financial expenses	(506,541)	(160,961)	(391,228)	(211)	(44,928)	(9,605)	(211,708)	44,928	11,440	20,844	(1,247,970)
OPERATING PROFIT (LOSS)	2,511,523	1,282,298	1,233,479	71,915	(5,017)	138,451	(94,540)	(120,826)	(538,252)	101,394	4,580,425
Income tax and social contribution	(675,107)	(262,395)	(375,597)	(18,190)	(6,284)	(38,860)	93,879	47,648	81,108	(24,726)	(1,178,524)
NET INCOME(LOSS) FROM CONTINUING OPERATIONS	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	(661)	(73,178)	(457,144)	76,668	3,401,901
Result of discontinued operations	-	-	-	-	-	-	1,116,379	73,178	457,144	-	1,646,701
NET INCOME (LOSS)	1,836,416	1,019,903	857,882	53,725	(11,301)	99,591	1,115,718	-	-	76,668	5,048,602
NET INCOME (LOSS)
(a) TEL segment discontinued in 2021; reclassifications arising from the divestment process of Copel Telecomunicações, completed in August/2021.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33.5	Additions to noncurrent assets by reportable segment

	Electric Energy			GAS	Holding and Services	Total
12.31.2023	GET	DIS	COM

Contract assets	-	1,966,034	-	25,510	-	1,991,544

Property, plant and equipment	410,673	-	303	-	44,066	455,042

Intangible assets	10,280	-	1,280	-	1,828	13,388
Right-of-use asset	41,314	34,958	444	(1,363)	7,533	82,886

The table above includes R$118,002 of additions to property, plant and equipment in the power generation segment, that refer to UEGA, in addition to the Compagas additions shown in the gas segment column. According to NE 39, these two subsidiaries are in the process of divestment.

	Electric Energy			GAS	Holding and Services	Total
12.31.2022	GET	DIS	COM

Contract assets	-	1,848,201	-	13,955	-	1,862,156

Property, plant and equipment	480,852	-	290	-	4,479	485,621

Intangible assets	4,368	-	2,318	-	1,633	8,319
Right-of-use asset	17,020	91,584	227	5,408	2,756	116,995

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.	Financial Instruments

34.1	Categories and determination of fair value of financial instruments

Consolidated				12.31.2023		12.31.2022
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	5,634,623	5,634,623	2,678,457	2,678,457
Bonds and securities (b)	6	2	495,495	495,495	431,056	431,056
Accounts receivable - distribution concession (c)	9.1	3	1,954,679	1,954,679	1,442,819	1,442,819
Accounts receivable - generation concession (c)	9.3	3	71,835	71,835	68,642	68,642
Fair value in the purchase and sale of power (d)	11	3	1,101,684	1,101,684	1,081,758	1,081,758
Other temporary investments (e)		1	17,864	17,864	15,372	15,372
Other temporary investments (e)		2	13,864	13,864	10,247	10,247
			9,290,044	9,290,044	5,728,351	5,728,351
Amortized cost
Collaterals and escrow accounts (a)			9	9	157	157
Trade accounts receivable (a)	7		3,866,429	3,866,429	3,451,869	3,451,869
Sectorial financial assets (a)	8		30,946	30,946	381,398	381,398
Accounts receivable - concessions - bonus from
the grant (g)	9.2		792,741	893,275	766,832	866,653
			4,690,125	4,790,659	4,600,256	4,700,077
Fair value through other comprehensive income
Certified Emission Reductions - CERs (j)			3,922	3,922	10,295	10,295
			3,922	3,922	10,295	10,295
Total financial assets			13,984,091	14,084,625	10,338,902	10,438,723
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (d)	27	3	753,584	753,584	738,703	738,703
			753,584	753,584	738,703	738,703
Amortized cost
Sectorial financial liabilities (a)	8		503,991	503,991	483,255	483,255
ICMS installment payment (f)	12.2.3		41,286	37,777	48,320	43,419
Special Tax Regularization Program - Pert (f)	12.2		379,724	322,711	404,075	;340,025
PIS and Cofins to be refunded to consumers (a)	12.2.1		731,726	731,726	1,995,158	1,995,158
Accounts payable to suppliers (a)	19		2,285,573	;2,285,573	2,215,470	2,215,470
Loans and financing (f)	20		5,387,977	5,138,930	4,694,957	4,171,789
Debentures (h)	21		9,738,006	9,699,171	7,887,077	7,688,396
Accounts payable related to concession (i)	25		893,855	1,018,630	937,542	1,051,710
			19,962,138	19,738,509	18,665,854	17,989,222
Total financial liabilities			20,715,722	20,492,093	19,404,557	18,727,925
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a)	Equivalent to their respective book values due to their nature and terms of realization.

b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c)	Financial assets with fair values similar to book values (Note 4.4).

d)	The fair values of assets and liabilities are equivalent to their book values (Note 4.15).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

e)	Investments in other companies stated at fair value, calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2. In January 2024, the shares of some of these companies were sold for R$196.

f)	The cost of the last funding carried out by the Company, CDI + spread of 2.19%, is used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.

g)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h)	Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2023, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.

i)	The actual pre-tax discount rate of 8.23% p.a. was used, compatible with the rate estimated by the Company for long-term projects.

j)	Financial assets with fair values similar to book values (Note 4.2).

34.2	Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated
Exposure to credit risk	12.31.2023	12.31.2022
Cash and cash equivalents (a)	5,634,623	2,678,457
Bonds and securities (a)	495,495	431,056
Pledges and restricted deposits linked (a)	9	157
Trade accounts receivable (b)	3,866,429	3,451,869
Sectorial financial assets (c)	30,946	381,398
Accounts receivable - distribution concession (c)	1,954,679	1,442,819
Accounts receivable - concessions - bonus from the grant (d)	792,741	766,832
Accounts receivable - generation concessions (e)	71,835	68,642
Other temporary investments (f)	31,728	25,619
	12,878,485	9,246,849

a)	The Company manages the credit risk of its assets in accordance with its policy of investing financial resources in federal banking institutions or in private banks with low credit risk, according to the local rating of the main rating agencies.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the distribution electrical energy tariff.

d)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

e)	For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which, since January 2023, are being inspected by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

f)	Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.

34.2.2	Liquidity risk

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2028 on, the 2027 indicators are repeated throughout the forecast period.

Consolidated		Less than	1 to 3	3 months	1 to 5	Over
	Interest (a)	1 month	months	to 1 year	years	5 years	Total
12.31.2023
Loans and financing	Note 20	41,912	177,623	842,349	3,215,105	3,369,102	7,646,091
Debentures	Note 21	116,823	12,567	1,885,073	7,556,981	3,819,348	13,390,792
Accounts payable related	Rate of return +
to concession	IGP-M and IPCA	9,152	18,323	83,621	476,872	1,754,922	2,342,890
Accounts payable to suppliers	-	1,997,850	216,264	16,393	55,066	-	2,285,573
PIS and Cofins to be refunded
to consumers	Note 12.2.1	-	-	558,591	231,114	-	789,705
Special Tax Regularization Program - Pert	Selic	5,234	10,564	49,005	295,609	89,727	450,139
ICMS installment payment	Selic	953	1,922	8,902	34,709	-	46,486
Sectorial financial liabilities	Selic	40,037	81,141	381,780	32,158	-	535,116
Lease liability	Note 26	1,960	3,913	14,253	57,921	319,791	397,838
		2,213,921	522,317	3,839,967	11,955,535	9,352,890	27,884,630
(a) Effective interest rate - weighted average.

As disclosed in Notes 20.3 and 21.3, the Company has loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3	Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)	Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies. The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's tariff adjustments. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$4.92) based on the median market expectation for 2024 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Foreign exchange risk	Risk	12.31.2023	Probable	Scenario 1	Scenario 2
.
Financial liabilities
Suppliers
Itaipu	USD appreciation	(194,730)	(3,166)	(52,639)	(102,113)

		(194,730)	(3,166)	(52,639)	(102,113)

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 9.00%, IPCA - 3.86%, IGP-M - 4.04% and TJLP - 6.43%) estimated as market average projections for 2024 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

.		Baseline	Projected scenarios
Interest rate risk and monetary variation	Risk	12.31.2023	Probable	Scenario 1	Scenario 2
.
Financial assets
Bonds and securities	Low CDI/Selic	495,495	44,593	33,445	22,296
Collaterals and escrow accounts	Low CDI/Selic	9	1	1	-
Sectorial financial assets	Low Selic	30,946	2,785	2,089	1,393
Accounts receivable - concessions	Low IPCA	2,747,420	106,050	79,538	53,025
Accounts receivable - generation concessions	Undefined (a)	71,835	-	-	-
		3,345,705	153,429	115,073	76,714
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(751,096)	(67,599)	(84,498)	(101,398)
Banco Itaú	High CDI	(1,039,097)	(93,519)	(116,898)	(140,278)
BNDES	High TJLP	(1,560,824)	(100,363)	(125,454)	(150,545)
BNDES	High IPCA	(392,709)	(15,159)	(18,948)	(22,738)
Banco do Nordeste	High IPCA	(1,584,566)	(61,164)	(76,455)	(91,746)
Banco do Brasil - BNDES Transfer	High TJLP	(49,263)	(3,168)	(3,960)	(4,752)
Other	No risk	(10,422)	-	-	-
Debentures	High CDI/Selic	(6,587,635)	(592,887)	(741,109)	(889,331)
Debentures	High IPCA	(3,067,627)	(118,410)	(148,013)	(177,616)
Debentures	High TJLP	(82,744)	(5,321)	(6,651)	(7,981)
Sectorial financial liabilities	High Selic	(503,991)	(45,359)	(56,699)	(68,039)
ICMS installment payment	High Selic	(41,286)	(3,716)	(4,645)	(5,574)
Special Tax Regularization Program - Pert	High Selic	(379,724)	(34,175)	(42,719)	(51,263)
Accounts payable related to concession	High IGP-M	(828,695)	(33,479)	(41,849)	(50,219)
Accounts payable related to concession	High IPCA	(65,160)	(2,515)	(3,144)	(3,773)
.		(16,944,839)	(1,176,834)	(1,471,042)	(1,765,253)
(a) Risk assessment still requires ruling by the Concession grantor.

34.2.4	Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non- cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values during 2022 and 2023, it is estimated that the risk of energy shortages in 2024 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council – “CNPE”. With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.2.5	Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism (“MRE”) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy (“GF”) and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

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

For plants with contracts in the Free Contracting Environment (“ACL”), the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment (“ACR”), Law 13,203/2015 allowed the generators to contract insurance, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

The GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 and 2023.

34.2.6	Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020, regarding to the deadline for requesting the extension of concessions under the assured energy quota system.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures (RAG - Annual Generation Revenue) and transmission ventures (RAP - Permitted Annual Revenue).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

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

On November 25, 2022, Copel expressed to the Granting Authority its interest in obtaining a thirty-year concession for the HPPs Governor José Richa, Governor Ney Aminthas de Barros Braga and Governor Bento Munhoz da Rocha Netto. On April 12, 2023, Ordinance No. 726/2023 was published, establishing additional conditions for the granting of new concession contracts. As described in Note 1, the process of transforming Copel into a “Corporation” was completed, which will enable the Company to maintain 100% participation in these plants.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Regarding TPP Figueira concession, which expired in March 2019, the plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022 On October 31, 2023, the Company filed a letter with the Ministry of Mines and Energy requesting the withdrawal of the intention to extend the concession of TPP Figueira, formulated in 2017, with immediate return to the Granting Authority of all reversible assets, rights and privileges linked to TPP Figueira and with the corresponding compensation to Copel GeT for the reversion of the assets..

According to the Law No. 14,052/2020, the Company may express its intention to extend the concessions of HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority. In relation to HPP Apucaraninha, Copel requested the extension of the grant on January 26, 2024, as provided for in Law No. 12,783/2013.

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

34.2.7	Risk of non-renewal of concessions - distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system.

The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a)
Limitation on distribution of dividends and interest on capital
Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years or 3 of the previous 5 calendar years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination
(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição

			Quality - limits		Quality - performed
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.19	6.80	7.98	5.29
2023	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	8.69	6.39	7.86	5.21
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
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.
Quality indicators: For the years 2022 to 2026, the annual thresholds are set out in Resolution No. 10,231/2021.

The calculation of results occurs at the end of each calendar year, when the annual disclosure of results in the Regulatory Financial Statements (“DCR”).

34.2.8	Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,848/2004 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market plus the amounts of involuntary overcontracting recognized by the regulator.

Copel DIS estimates that it will end the year with a contracting level of 110% but considers that it has sufficient amounts of "involuntary overcontracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for overcontracting.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

34.2.9	Risk of non-performance of wind farms

Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, have generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues.

The balance recorded in liabilities referring to the non-performance is shown in Note 27. The increase in liabilities in 2023 is due to the fact that the amounts payable were suspended until December 31, 2023 due to discussions in the sector regarding the restriction of generation of wind farms (constrained-off). Furthermore, after a disturbance that occurred in the National Interconnected System - “SIN” on August 15, 2023, the ONS, in a preventive manner, increased the frequency of constrained-off events, which increased the restriction on generation of wind farms located in the Northeast region.

34.2.10	Risk related to price of power purchase and sale transactions

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

The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements, which have an average maturity of 97 months for purchase contracts and 27 months for sales contracts:

.	Purchase	Sale
2024	721,208	800,793
2025	806,521	865,199
2026	691,420	720,295
2027	621,240	597,938
2028	423,561	494,941
2029 to 2040	3,060,268	3,888,123
	6,324,218	7,367,289

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2023, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated	Assets	Liabilities	Net
Current	379,261	(321,646)	57,615
Noncurrent	722,423	(431,938)	290,485
	1,101,684	(753,584)	348,100

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base and probable scenarios, the accounting balances recorded on the date of these financial statements were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

Consolidated	Price	Baseline	Projected scenarios
	variation	12.31.2023	Probable	Scenario 1	Scenario 2

Unrealized gains (losses) on energy purchase and sale operations	Increase	348,100	348,100	303,302	258,504

	Decrease	348,100	348,100	392,897	437,695

34.2.11	Counterparty risk in the energy market

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

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Company monitors capital by using the index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. Additionally, it monitors debt in relation to equity.

As of December 31, 2023, the index attained is shown below:

	12.31.2023	12.31.2022 (a)
Loans and financing	5,343,217	4,650,363
Debentures	9,619,106	7,803,855
(-) Cash and cash equivalents	(5,634,623)	(2,678,457)
(-) Bonds and securities - debt contract guarantees	(405,342)	(290,695)
Adjusted net debt	8,922,358	9,485,066
Net income	2,327,168	1,149,321
Net income from discontinued operations	(191,501)	-
Net income from continuing operations	2,135,667	1,149,321
Equity in earnings of investees	(307,809)	(478,577)
Deferred IRPJ and CSLL	(17,047)	(628,389)
Provision for IRPJ and CSLL	371,104	429,267
Financial expenses (income), net	1,204,990	1,966,037
Depreciation and amortization	1,382,040	1,300,982
Provision for allocation of PIS and Cofins credits	-	810,563
(-/+) Impairment	(177,693)	84,387
Adjusted ebitda	4,591,252	4,633,591
Adjusted net debt/Adjusted ebitda	1.94	2.05
(a) The balances as of December 31, 2022 do not consider the reclassification of the discontinued operation as they reflect the calculation of the indicator based on the scenario existing on that date.

34.3.1 Debt to equity ratio:

Indebtedness	12.31.2023	12.31.2022
Loans and financing	5,343,217	4,650,363
Debentures	9,619,106	7,803,855
(-) Cash and cash equivalents	(5,634,623)	(2,678,457)
(-) Bonds and securities - debt contract guarantees	(405,342)	(290,695)
Adjusted net debt	8,922,358	9,485,066
Equity	24,191,667	21,131,225
Debt to equity ratio	0.37	0.45

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.	Related Party Transactions

		Assets		Liabilities		Revenue			Cost / Expense
									Restated	Restated
Related parties / Nature of operation	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2021	12.31.2023	12.31.2022	12.31.2021
Entities with significant influence
State of Paraná - dividends payable	-	-	168,032	109,777	-	-	-	-	-	-
CRC Transfer (Note 32 - a)	-	-	-	-	-	-	253,990	-	-	-
Energia Solidária Program (a)	22,314	9,735	-	-	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	-	8,353	-	-	-	-	-	-	-	-
Employees transferred (b)	382	305	-	-	-	-	-	-	-	-
Meteorological System of Paraná- Simepar (c)	-	-	702	298	-	-	-	(8,748)	(7,422)	(10,759)
	-	-	-	-	-	-	-	-	-	-

BNDES and BNDESPAR - dividends payable (d)	-	-	212,455	76,684	-	-	-	-	-	-
Financing (Note 20)	-	-	1,939,427	2,097,606	-	-	-	(180,030)	(190,881)	(174,210)
Debentures - wind farms (Note 21)	-	-	200,242	216,811	-	-	-	(25,036)	(28,085)	(32,249)
	-	-	-	-	-	-	-	-	-	-
State of Paraná investee
Sanepar (e)	19	-	82	448	68	-	-	(2,384)	(2,088)	(2,015)
Use of water taken from plants’ reservoirs	-	-	-	-	-	485	477	-	-	-
	-	-	-	-	-	-	-	-	-	-
Joint ventures
Voltalia São Miguel do Gostoso(f)	10	-	-	-	115	112	102	-	-	-
Dividends	-	1,032	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Caiuá Transmissora de Energia(g) (h) (i)	326	313	228	1,400	3,860	3,619	3,268	(21,103)	(19,749)	(17,429)
Dividends	2,737	5,486	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	49	120	-	-	-	(3,255)	(2,624)	(2,250)
Dividends	739	6,885	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	235	1,355	-	-	-	(17,326)	(15,751)	(13,185)
Dividends	14,022	41,577	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	111	671	-	-	-	(8,938)	(7,191)	(6,067)
Dividends	44,882	50,137	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	155	869	-	-	-	(10,950)	(10,322)	(8,995)
Dividends	8,360	5,400	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	119	660	-	-	-	(8,736)	(8,042)	(6,435)
Dividends	10,421	9,254	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	2,180	3,236	259	1,401	13,653	19,318	18,795	(19,778)	(17,427)	(12,390)
Dividends	13,837	13,333	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Solar Paraná - Dividends	-	48	-	-	-	-	-	-	-	-

Associates
Dona Francisca Energética S.A. (k)	14	15	1,356	1,356	177	174	164	(15,345)	(16,089)	(16,239)
Dividends	514	852	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	312	302	-	-	3,705	3,493	3,010	-	-	-
	-	-	-	-	-	-	-	-	-	-
Key management staff
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	-	(22,709)	(19,734)	(19,418)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	-	(1,641)	(1,384)	(1,422)
	-	-	-	-	-	-	-	-	-	-
Other related parties
Fundação Copel	-	-	-	-	-	-	-	-	-	-
Administrative property rental	-	-	120,451	102,410	-	-	-	(10,091)	(10,713)	(6,827)
Pension and healthcare plans (Note 22.3)	-	-	1,484,243	1,070,037	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-
Lactec (m)	3	3	323	1,131	462	645	594	(5,706)	(5,004)	(3,900)

Tecpar (n)	-	-	-	-	2,030	2,021	2,014	-	-	-

Celepar (n)	-	-	-	-	1,113	719	-	(26)	(11)	(8)

Assembleia Legislativa do Paraná (n)	-	-	-	-	319	300	-	-	-	-

Portos do Paraná (n)	-	-	-	-	5,070	5,552	3,094	-	-	-

a)	Energia Solidária Program, created by state law No. 20.943/2021, replacing the Luz Fraterna Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For the collection of these charges on electricity bills for the period of September 2010 to June 2015, two lawsuits were filed (0006254-29.2018.8.16.0004 and 0000873-24.2023.8.16.0179) against the State of Paraná, both in progress. We highlight that despite the negotiations maintained by Management, seeking to settle the debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

In the process of primary and secondary offering of shares, described in Note 1, Copel paid transaction costs. For costs relating to secondary distribution, a balance of R$14,501 was recorded in assets, reimbursed by the State of Paraná in December 2023.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e)	Basic sanitation provided by Sanepar and energy sale agreement signed by Copel COM.

f)	Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.

g)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026.

Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h)	Charges for use of the transmission system due by Copel GeT, FDA and wind farms.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

i)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on January 31, 2028, and facility sharing, maturing on January 1, 2043.

k)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n)	Energy sale agreement signed between Copel COM and: Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements. In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$31,971 (R$47,935 on December 31, 2022), and Copel COM has energy sale commitments signed with agencies and / or entities connected to the Paraná State Government, including Sanepar, totaling R$216,029 (R$25,050 on December 31, 2022).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,492 (R$4,449 on December 31, 2022) and made by Copel COM (Copel Mercado Livre), in the amount of R$602,520 (R$329,725 on December 31, 2022).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

			Final	Amount	Balance (a)	Interest	Amount
Company		Operation	maturity	approved		%	guarantees
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	19,164	49.0	(b)
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	85,553	49.0	(b)
(3)		Financing	09.15.2032	426,834	342,289		(b)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	266,747	49.0	(b)
(5)		Debentures	12.15.2030	118,000	116,415		(b)
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	257,159	49.0	(b)
(7)		Debentures (2nd)	06.15.2029	180,000	173,946		(b)
(8)		Debentures (3rd)	12.15.2038	135,000	157,013		(c)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	35,807	49.0	(b)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,707,706	50.1	(d)
(11)		Debentures (3rd)	11.15.2041	1,500,000
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	373,142	24.5	(b)
(13)		Debentures	03.15.2028	120,000	75,141		(b)

(a)	Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b)	For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.
(c)	The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.
(d)	For these contracts, the guarantee were released on august 22, 2023 upon declaration of physical and financial completion.

Operation guarantee: pledge of shares held by Copel Get in the ventures.

36.	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

Consolidated	12.31.2023	12.31.2022
Energy purchase and transportation contracts	102,523,854	108,768,267
Acquisition of assets for electricity distribution	1,741,146	1,187,336

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

37.	Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated	End	Insured
Policy	of term	amount
Operational risks - HPP Baixo Iguaçu	05.31.2024	2,406,243
Operational risks - HPP Governador Jayme Canet Junior	01.21.2025	2,316,006
Operational risks - Cutia and Bento Miguel	03.29.2024	2,209,803
Named perils	08.24.2024	1,935,938
Operational risks - HPP Colíder	12.01.2024	1,892,320
Operational risks - Aventura e SRMN	11.28.2024	1,092,864
Operational risks - Ventos de Serra do Mel II e IV	11.28.2024	1,086,211
Operational risks - Brisa Potiguar	08.25.2024	1,039,962
Operational risks - Elejor	09.07.2024	901,950
Fire - owned and rented facilities	08.24.2024	787,464

In addition to the insurance policies listed above, the Company takes out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38.	Additional information to the Statement of Cash Flows

38.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 16.2), R$171,678 (R$175,783 on December 31, 2022) and R$3,636 (R$8,055 on December 31, 2022), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to Note 26, the additions in right-of-use assets totaled R$82,886 (R$123,691 on December 31, 2022), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39.	Assets held for sale and Discontinued operations

In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio and prioritization of investments and actions directly linked to its core business (electric energy), Copel began the divestment processes of Copel's shares in Companhia Paranaense de Gás – Compagas and UEG Araucária S.A. (UEGA).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The UEGA process began in 2022, with the intention of selling it by Copel together with the other partner, Petrobras. On September 04, 2023, after a period of interruption, the process was resumed, according to Notice to the Market 21/23. On October 27, 2023, the binding proposal phase began, as per Notice to the Market 25/23. On December 14, 2023, after withdrawing from the Joint Sale Agreement with Petróleo Brasileiro S.A. - Petrobras, Copel and Copel GeT signed the Share Purchase and Sale Agreement (“CCVA”) for the equity interest in UEGA with Âmbar Energia S.A., as stated in Material Fact 20/23, and the value of the transaction on the base date of September 30, 2023, equivalent to the Equity Value referring to Copel's 81.2% participation in the investment, was R$290,662. Also on December 14, 2023, Copel and Copel GeT received R$14,533 and R$43,599, respectively, as a payment signal. On February 26, 2024, according to Notice to the Market 04/24, Copel received from Petrobras information about the effective exercise of the right to tag along (joint sale) in the divestment in UEGA, in accordance with the terms of the “CCVA”, so that the thermoelectric plant will be sold in its entirety. The completion of the operation, estimated to occur by March 31, 2024, is still subject to the implementation of precedent conditions common in this type of business, such as approval by the Administrative Council for Economic Defense (“CADE”).

As for the divestment of Compagas, on September 20, 2023, Material Fact 16/23 was published, announcing that Copel's Board of Directors approved the engagement of the necessary advisors for structuring and executing the project. In December 2023, the phase of receiving non-binding proposals was completed and the phase of receiving binding proposals is underway.

As of the September 2023 financial statements, Management assessed the sale of the assets as highly probable, with the process expected to be completed within 12 months and, therefore, the Company understood that the criteria determined by IFRS 5 to classify the asset as held for sale and to disclose an operation as discontinued were met. Also in compliance with IFRS 5, item 25, as of October 1, 2023, the depreciation and amortization of assets that will be sold were stopped, after their reclassification to current assets, under Assets classified as held for sale.

Additionally, on August 3, 2021, the sale of 100% of the shares issued by Copel Telecomunicações S.A. to Bordeaux Participações S.A. was completed, as reported in Material Fact 13/21, with the receipt of the updated amount of R$2,506,837, share transfer registration, signature of the closing agreement for the deal and the resignation of the administrators at the time of the operation.

We present below the balances of assets and liabilities that were reclassified on December 31, 2023, because of the ongoing divestment processes of Compagas and UEGA, which are presented in a specific line in the balance sheet. In compliance with accounting standards, balances are measured at book values, considering that they are lower than fair values minus selling expenses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2023

Assets classified as held for sale
Cash and cash equivalents	123,791
Trade accounts receivable	82,954
Inventories	5,383
Current recoverable taxes and deferred taxes	117,359
Judicial deposits	102
Other receivables	74,400
Contract assets	44,039
Property, plant and equipment	293,751
Intangible assets	709,661
Right-of-use asset	11,489
1,462,929
Liabilities associated with assets classified as held for sale
Payroll, social charges and accruals	10,154
Accounts payable to suppliers	61,618
Taxes due	51,602
Debentures	284,202
Dividend payable	20,023
Post-employment benefits	9,326
Lease liability	11,573
Provisions for legal claims	27,366
Other accounts payable	57,400
533,264

The reclassified balances include the values of the assets and liabilities of Compagas and UEGA already adjusted by the amounts that are eliminated in Copel's consolidated balance sheet and, also, by the cessation of depreciation and amortization of assets as of October 1, 2023.

The reclassified assets and liabilities are part of the energy generation and gas distribution segments. With the divestment of Compagas, the gas segment will be discontinued at Copel.

The contingent liabilities of Compagas and UEGA, totaling R$300,727, are not included in the published total in Note 28.2, as well as the commitments of gas purchase contracts by Compagas, in the amount of R$5,179,773, are not presented in Note 36. UEGA did not recognize income tax and social contribution credits on tax losses and negative bases in the amount of R$149,391 for not having a reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credit.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as a discontinued operation, both in the Statements of Income and Statements of Comprehensive Income as weel as in the Statements of Cash Flows and in the Statements of Added Value. The details of these values are presented in the tables below.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Statements of Income
from discontinued operations	12.31.2023	12.31.2022	12.31.2021

Net operating revenue	977,149	1,392,380	3,236,450
Operating costs	(692,718)	(1,322,823)	(2,430,995)
Gross profit	284,431	69,557	805,455

Selling expenses	(11,451)	(11,071)	(25,061)
General and administrative expenses	(59,410)	(70,026)	(69,916)
Other operational income (expenses)	(14,903)	(20,996)	(44,656)
	(85,764)	(102,093)	(139,633)
Profit (loss) before financial results and taxes	198,667	(32,536)	665,822
Financial results	455	39,847	(6,744)
Operating profit (loss)	199,122	7,311	659,078
Income tax and social contribution	(7,621)	(81,977)	(128,756)
Net income (loss)	191,501	(74,666)	530,322
Gain on the share sales operation	-	-	1,723,913
Income tax on sales gains	-	-	(446,716)
Deferred income tax on sales gains	-	-	(160,818)
Net income (loss) from discontinued operations	191,501	(74,666)	1,646,701
Other comprehensive income from discontinued operations	1,650	1,330	(152)
Comprehensive income from discontinued operations	193,151	(73,336)	1,646,549

The variation in the result of discontinued operations is mainly due to the reversal of the impairment of UEGA, considering that the sales price agreed in the “CCVA” indicates in an observable way the fair value of the asset, so that on December 31, 2023, there is no impairment loss recognized in previous periods.

The table below shows the reconciliation of the results of the discontinued operation. The amounts of elimination of intercompany costs and expenses refer mainly to the operation and maintenance services of UEGA provided by Copel GET, and the monetary adjustment of dividends from Compagas and UEGA.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2023		12.31.2022	12.31.2021
Result of discontinued operations attributed to shareholders of the parent company	100,733	(125,812)	1,510,688
Result of discontinued operations attributed to non-controlling shareholders	67,485	37,521	112,360
	168,218	(88,291)	1,623,048
( + ) Elimination of intercompany costs/expenses	23,283	13,625	23,653
Consolidated results of discontinued operations	191,501	(74,666)	1,646,701

Statements of Cash Flows
from discontinued operations	12.31.2023	12.31.2022	12.31.2021

Net income	191,501	(74,666)	1,646,701
Adjustments to reconcile net income	(12,547)	306,736	(1,267,411)
Changes in assets and liabilities	14,108	(2,709)	82,575
Debentures - interest due and paid	(10,423)	-	(17,549)
Taxes and charges paid	(57,165)	(51,534)	83,579
Cash flows from operational activities	125,474	177,827	527,895
Financial investments	(144)	22,967	(14,846)
Additions to contract assets, property, plant and equipment and intangible assets	(35,380)	(580,969)	(76,762)
Disposal Copel Telecom receipt	-	-	2,506,837
Cash flows from investment activities	(35,524)	(558,002)	2,415,229
Issue of Debentures	294,045	-	(20,239)
Payments of principal - debentures	(18,437)	-	(2,485)
Amortization of principal of lease liabilities	(3,041)	(2,988)	(1,850)
Dividends and interest on own capital paid	(195,890)	-	(26,755)
Cash flows from financing activities	76,677	(2,988)	(51,329)
Changes in cash and cash equivalents	166,627	(383,163)	2,891,795

40.	Subsequent events

40.1 Closure of arbitral proceedings

On January 25, 2024, according to Material Fact 01/24, an agreement was formalized involving an arbitration process in which the authors claimed compensation from the Company. The process began in 2015 because of a dispute related to a term of commitment signed between the authors and Copel in December 2012, which, in accordance with legislation, was processed in secrecy at the Brazil-Canada Arbitration and Mediation Center. After negotiations between the parties, a settlement was reached with the approval of the arbitral tribunal in the sense of a general and reciprocal discharge between all parties with the definitive closure of the claim. Copel agreed to pay R$672,000 in two installments. The first installment in the amount of R$336,000 was paid on January 31, 2024, and the second and final installment will be updated by Selic and paid by March 31, 2025. Throughout the arbitration procedure, the Company made its best efforts to refute the requests and mitigate the damages resulting from the decisions that followed until the arbitration award settlement phase and, finally, to reach the best possible agreement while preserving Copel’s interests. On December 31, 2023, there is a provision for legal claim recorded in the same amount as the agreement and on December 31, 2022, the provisioned amount was R$629,056 as disclosed in Note 28.2.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

This information were prepared considering the same accounting policies as described in Note 3 and 4 to Company’s consolidated financial statements. Investments in subsidiaries are recognized in the individual financial statements based on the equity method. Initially recorded at cost, their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by subsidiaries after acquisition. When required, for the calculation of equity in earnings of investees, the subsidiaries financial statements are adjusted to align their policies with the Parent Company's accounting policies.

41.1	Condensed statements of financial position

ASSETS	12.31.2023	12.31.2022
Current assets
Cash and cash equivalents	2,231,413	199,877
Bonds and securities	93	93
Dividends receivables (41.5.3)	1,942,406	824,143
Other current receivables	2,431	977
Income tax and social contribution	113,532	107,523
Prepaid expenses	1,897	855
Receivable from related parties (41.5.1)	54	47,404
	4,291,826	1,180,872
Assets held for sale	528,195	-
	4,820,021	1,180,872

Noncurrent assets
Other temporary investments	31,728	25,619
Judicial deposits	143,371	138,747
Other current receivables	18	18
Deferred tax assets	359,485	333,877
Other noncurrent recoverable taxes	41,078	39,810
Receivables from related parties (41.5.1)	35,507	-
	611,187	538,071

Investments (41.5.2)	19,906,237	20,339,344
Property, Plant and Equipment, net	8,424	7,948
Intangible Assets	6,336	4,724
Right-of-use asset	6,692	4,586

	20,538,876	20,894,673

Total assets	25,358,897	22,075,545

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2023	12.31.2022
Current liabilities
Payroll, social charges and accruals	30,608	6,605
Related parties (41.5.1)	1,838	1,838
Suppliers (41.5.6)	4,530	5,373
Income tax and social contribution	183	-
Other taxes payable	476	28,690
Dividends payable	464,147	344,251
Post employment benefits	3,842	2,957
Lease liability	405	436
Other accounts payable	15,136	558
Provisions for legal claims	336,000	-
	857,165	390,708

Noncurrent liabilities
Related parties (41.5.1)	5,851	5,851
Other taxes due	4,030	3,676
Post employment benefits	47,537	23,890
Lease liability	6,681	4,373
Other accounts payable	25,297	25,241
Provisions for legal claims (41.5.4)	526,183	804,442
	615,579	867,473

Equity
Share capital	12,821,758	10,800,000
Equity valuation adjustments	307,050	593,382
Legal reserves	1,625,628	1,512,687
Retained earnings	9,000,506	7,911,295
Additional dividends proposed	131,211	-
Accumulated profit	-	-
	23,886,153	20,817,364

Total liabilities and equity	25,358,897	22,075,545

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.2	Condensed statements of income

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Operating revenues (expenses)
General and administrative expenses	(177,097)	(111,665)	(126,172)
Other revenues (expenses), net	(38,990)	(441,601)	(86,344)
Result of equity in investees	2,332,609	1,746,263	3,364,033
	2,116,522	1,192,997	3,151,517

Operating income before financial results	2,116,522	1,192,997	3,151,517

Financial income (expenses)
Financial revenues	145,881	57,658	304,809
Financial expenses	(115,669)	(177,375)	(112,332)
	30,212	(119,717)	192,477

Operating income	2,146,734	1,073,280	3,343,994

Income tax and social contribution
Income tax and social contribution	(5,737)	-	67,641
Deferred income tax and social contribution	17,080	164,539	30,250
	11,343	164,539	97,891

Net income from continuing operations	2,158,077	1,237,819	3,441,885

Discontinued operations
Net income (loss) from discontinued operations	100,733	(125,812)	1,510,688

Net income	2,258,810	1,112,007	4,952,573

Basic and diluted net earning per share attributed to controlling shareholders - continuing operations - expressed in Brazilian Reais
Common shares	0.75215	0.43170	1.09201
Class A preferred shares	0.87237	0.55106	1.28802
Class B preferred shares	0.76906	0.46509	1.38297

Basic and diluted net earning per share attributed to controlling shareholders - expressed in Brazilian Reais
Common shares	0.78574	0.38839	1.61429
Class A preferred shares	0.90931	0.50343	1.86252
Class B preferred shares	0.80600	0.41745	1.95747

41.3	Condensed statement of comprehensive income

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
NET INCOME	2,258,810	1,112,007	4,952,573
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities
Post employment benefits	(25,082)	(11,336)	(3,257)
Post employment benefits - equity	(234,283)	209,991	154,751
Taxes on other comprehensive income	8,528	3,854	1,107
Items that may be reclassified to profit or loss
Adjustments related to financial assets - equity	(2,942)	4,757	-
Total comprehensive income, net of taxes	(253,779)	207,266	152,601
TOTAL COMPREHENSIVE INCOME	2,005,031	1,319,273	5,105,174

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.4	Condensed statements of cash flows

		Restated	Restated
	12.31.2023	12.31.2022	12.31.2021
Net cash generated from operating activities	811,605	3,079,427	2,892,312

Cash flow from investing activities
Financial investments	(6,109)	(5,636)	2,399
Loans and financing granted to related parties	(236,024)	(146,063)	-
Receipt of loans and financing granted to related parties	282,087	100,000	33,899
Additions in investments	(61,950)	(4,829)	(503,202)
Capital reduction of investees.	-	-	82,330
Additions to property, plant and equipment	(1,659)	(4,436)	(1,847)
Additions to intangible	(1,742)	(1,592)	(1,771)

Net cash used in investing activities from continuing operations	(25,397)	(62,556)	(388,192)

Net cash generated by investment activities from discontinued operations	(35,000)	-	2,506,837

Net cash used from investing activities	(60,397)	(62,556)	2,118,645

Cash flow from financing activities
Amortization of principal - loans and financing	-	(774,899)	-
Amortization of principal - debentures	-	(500,000)	(300,000)
Amortization of principal - Lease liabilities	(512)	(378)	(317)
Amortization of principal of related parties liabilities	-	-	(280,000)
Dividends and interest on capital paid	(750,371)	(2,167,769)	(3,847,288)

Net cash used in financing activities	(750,883)	(3,443,046)	(4,427,605)

Total effects on cash and cash equivalents	325	(426,175)	583,352

Cash and cash equivalents at the beginning of the period	199,877	626,052	42,700
Cash and cash equivalents at the end of the period	2,231,413	199,877	626,052

Change in cash and cash equivalents	2,031,536	(426,175)	583,352

41.5	Additional individual information related to Companhia Paranaense de Energia - Copel

41.5.1	Related Parties

	12.31.2023	12.31.2022
Assets
Structure sharing (a)	54	-
Jandaíra Wind Complex - loan agreement (b)	-	47,404
UEGA - loan agreement (c)	35,507	-
	35,561	47,404
Liabilities
Structure sharing (a)	1,838	1,838
Elejor advance	5,851	5,851
	7,689	7,689

a)	Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

b)	Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% per year, to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$49,087 was transferred. The settlement was made on July 31, 2023, and the financial income in 2023 was R$4,327 (R$1,313 in 2022).

c)	Loan Agreement - UEG Araucária

On July 4, 2023, a loan agreement was signed between Copel and UEG Araucária, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. On March 15, 2024, an addendum contract was signed with an increase of R$14,500 in the global amount. The contract is valid until July 4, 2025. Of the approved global amount of R$49,500, R$15,000 was transferred in October 2023 and R$20,000 in December 2023, and the financial income in 2023 was R$410.

d)	Loan agreement - Copel DIS

On February 27, 2023, a loan agreement was signed between Copel and Copel DIS, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until February 27, 2025. Of the overall approved amount of R$400,000, the amount of R$233,000 was transferred. The settlement was made on June 29, 2023, and the financial income in 2023 was R$9,659.

e)	Loan agreement - Copel SER

On March 15, 2024, a loan agreement was signed between Copel and Copel SER, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until March 15, 2026. Of the overall approved amount of R$48,000, the amount of R$2,200 was transferred in March 2024.

41.5.2	Investments

	12.31.2023	12.31.2022
Copel Geração e Transmissão	12,551,604	12,790,070
Copel Distribuição	6,782,865	6,610,274
Copel Serviços	54,323	8,635
Copel Comercialização	342,204	418,780
UEG Araucária	-	55,414
Compagas	-	284,135
Elejor	9,235	9,990
Other investments (a)	166,006	162,046
	19,906,237	20,339,344

(a)	The information regarding joint ventures, associates and other investments are presented in Note 15.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.5.3	Dividends receivable

	12.31.2023	12.31.2022
Subsidiaries
Copel Geração e Transmissão	1,274,433	372,899
Copel Distribuição	460,904	265,574
Copel Comercialização	185,341	39,626
Compagas	12,400	136,246
UEG Araucária	8,756	7,746

Joint ventures and Associates
Voltália	-	1,032
Dona Francisca	514	831
Solar Paraná	-	48

Other investments	58	141
	1,942,406	824,143

41.5.4	Provisions for legal claims

	12.31.2023	12.31.2022
Tax Claim	167,062	159,235
Labor	4,812	3,514
Employee benefits	290	745
Civil	690,019	640,948
	862,183	804,442

41.5.5	Restriction of transfer of funds from subsidiaries

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

	12.31.2023	12.31.2022
Copel Geração e Transmissão	12,748,168	12,790,070
Copel Distribuição	6,782,866	6,610,274
Compagas	514,666	557,130
UEG Araucária	317,611	272,981
	20,363,311	20,230,455

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

41.5.6	Liquidity

The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2023
Suppliers	4,522	8	-	-	-	4,530
	4,522	8	-	-	-	4,530

