Form 20-F
period 2024-12-31
ENERGY CO OF PARANA
filed 2025-04-17
CIK 1041792

As filed with the Securities and Exchange Commission on April 16, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2024
1,297,723,500 Common Shares, without par value
3,128,000 Class A Preferred Shares, without par value
1,676,260,690 Class B Preferred Shares, without par value
1 Special Class Preferred Share, without par value

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
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☒

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Form 20-F 25FY24 | COPEL and Subsidiaries | i

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS
F#

Form 20-F 25FY24 | COPEL and Subsidiaries | ii

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 2

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•Brazilian political and economic conditions;
•economic conditions in the State of Paraná;
•technical, operational, legal and regulatory conditions related to the provision of electricity services;
•the outcome of lawsuits against us;
•our ability to obtain financing;
•developments in other emerging market countries;
•changes in, or failure to comply with, governmental regulations;
•competition;
•electricity shortages;
•unfavorable hydrological conditions;
•climate-related developments;
•international economic and political developments;
•the impact of the ongoing conflicts in Ukraine and in the Middle East, the economic sanctions imposed on Russia, and their impact on the global economy, which are highly uncertain and difficult to predict;
•changes in global market conditions, impacting demand and pricing stability, including uncertainties related to global trade as a result of the imposition of tariffs between and among the United States and other countries and jurisdictions; and
•other factors discussed below under “Item 3. Key Information―Risk Factors.”
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this annual report.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Form 20-F 25FY24 | COPEL and Subsidiaries | 3

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 3. KEY INFORMATION
RISK FACTORS
The following is a summary of the material risks we face:
Risks Relating to Our Company and our Operations
•We are largely dependent on the economy of the State of Paraná.
•There is no guarantee that we will be able to maintain or renew all licenses, permits, concessions, registrations, authorizations, including environmental licenses, required for our current operations, or obtain the necessary licenses to develop and operate new projects
•Disruptions in the operation of, or deterioration of the quality of, our services could have an adverse effect on our business, financial condition, reputation and results of operations.
•Our financial and operational performance may be negatively affected by epidemics, natural disasters, and other catastrophes that affect biodiversity, society, and the Brazilian economy.
•We are subject to risks related to social and environmental impacts of our projects.
•Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.
•We are involved in several lawsuits that could have a material adverse effect on our business, operational results, financial position, and reputation if their outcome is unfavorable to us.
•Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation, including the risk of interruption in energy supply and suspension of operations
•The implementation of our new billing project may expose us to increased operational risks, and failures or delays in the implementation may prevent us from obtaining the benefits of this automated billing system..
•Our governance, compliance and internal controls may fail to prevent breaches of legal, regulatory, ethical or governance standards.
•The rules for electricity trading and market conditions may affect the sale prices of electricity.
•Our business is subject to risks related to our supply chain which may be substantially and adversely affected by internal or external economic, political, social and natural events, such as pandemics, terrorism acts, border disputes and armed conflicts, among others.
•We are subject to climate factors and to uncertainties that may adversely impact our operation and results.
•Failure to comply with ESG guidelines can adversely affect our operations, results and reputation.
•We may acquire other companies in the electric sector or new energy concessions which could increase our financial leverage and negatively impact our overall performance, and the integration of these new businesses may not yield the expected efficiency gains and economies of scale, potentially harming our operational and financial performance.
•Labor disputes may disrupt our operations from time to time.
•If we fail to attract, retain and manage qualified workforce, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Risks Relating to the Brazilian Electricity Sector and Other Sectors that We Operate
•Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.
•ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.

Form 20-F 25FY24 | COPEL and Subsidiaries | 4

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.
•Certain customers in our distribution concession area may cease to purchase energy from our distribution business.
•We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.
•We may be forced to purchase or sell energy in the spot market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our final customers in a timely manner, or at all
•We may be forced to purchase or sell energy in the spot market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our final customers in a timely manner, or at all
•We are subject to a counterparty’s credit risk in agreements entered into with Copel Comercialização (Copel Mercado Livre) and in case of default, we may have to sell or purchase energy at a different base price.
•We are subject to the risk of exchange rate variation in connection with energy and import
•We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices
•Our equipment, facilities and operations are subject to numerous environmental and health regulations, which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.
•We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.
•We cannot assure we can keep up with the evolution the energy sector has been going through as a result of technology advances and the adoption of artificial intelligence.
Risks Relating to Brazil
•The Brazilian Government has significant influence over the Brazilian economy. Brazilian economic and political conditions— and investor perception of these conditions— have a direct impact on our operation.
•Inflation and governmental measures to curb inflation, particularly increases in interest rates, may contribute to economic uncertainty in Brazil, and could reduce our margins, results and the market price of the ADSs.
•Economic and political adversities in other countries, especially those in the United States and in developing countries, may negatively impact foreign investment in Brazil and the country’s economic growth.
•Geopolitical risks external to the market in which we operate and military hostilities, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, as well as economic sanctions imposed as a result of such conflicts, may adversely impact our business.
•Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes impacting Brazilian biodiversity, society and economy.
•Fluctuations in currency exchange rates and the devaluation of the real may adversely affect our net income and cash flow.
•Changes in Brazilian tax legislation and regulation may have an adverse effect on us and our shareholders.

Risks Relating to Our Company and our Operations
We are largely dependent on the economy of the State of Paraná.
The distribution market for most of our sales of electricity is the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná.

Form 20-F 25FY24 | COPEL and Subsidiaries | 5

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
An increase in electricity prices, combined with poor economic performance in the State of Paraná, could affect the ability of some of our distributions customers to pay amounts owed to us. As of December 31, 2024, our overdue receivables in our distribution concession area with final customers were R$ 629.0 million in the aggregate and our allowance for doubtful accounts related to these receivables was R$ 76.1 million.
In addition, in the event of an economic recession combined with high energy prices, the number of our distribution customers that could start connecting illegally to our distribution grid may increase, which would then further reduce our revenue from electricity sales to final customers. Energy we lose due to illegal connections is considered a commercial loss (non-technical), and we may incur regulatory penalties if our commercial losses exceed certain established regulatory thresholds calculated by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica “ANEEL”). If ANEEL determines that we were not efficient in inspecting and controlling the non-technical losses in the distribution grid, the agency may limit the transfer of such losses to the final customers.
There is no guarantee that we will be able to maintain or renew all licenses, permits, concessions, registrations, authorizations, including environmental licenses, required for our current operations, or obtain the necessary licenses to develop and operate new projects.
Our business relies on maintaining, renewing, and obtaining necessary licenses, permits, concessions, registrations, and authorizations, including environmental licenses for our operations and new projects and licenses from ANEEL and the Ministry of Mines and Energy (“MME”), as well as compliance with regulations governing our facilities and activities. The lack of any necessary licenses, permits, concessions, registrations, or authorizations or any challenges to our licenses, permits, concessions, registrations, and authorizations, or their expiration without renewal could materially and adversely affect our business, financial condition, results of operations, and reputation, and expose us to penalties under applicable regulations.
Delays in the issuance of licenses, permits, concessions, registrations, and authorizations by governmental agencies or other authorities may also result in delays in project implementation schedules and increase operating and project costs, which could adversely affect our operating and financial results. If we are unable to complete a project or if a project is delayed, our expected financial return from the project may be reduced, leading to potential losses. Additionally, decisions made by governmental authorities regarding the electric grid, environmental regulations, and other aspects of electricity generation may negatively impact the operation and profitability of our generation systems. If any of these factors occur, we may suffer material adverse effects on our financial condition, results of operations, and reputation.
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
The revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under our concession agreements, we and our subsidiaries are subject to: (i) a reduction of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the Annual Permitted Revenue or APR, (Receita Anual Permitida, or “RAP”), for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or “FID”) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or grids, may cause a material adverse effect on our business, financial situation, reputation and results of operations.

Form 20-F 25FY24 | COPEL and Subsidiaries | 6

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor, environmental and tax claims. The outcome of these proceedings is uncertain and, if decided against us, may result in obligations that could materially adversely affect our results of operations. As of December 31, 2024, our provisions for legal claims, which are probable (more likely than not) and estimated losses are reasonable, were R$ 956.7 million. For more information, see “Item 8. Financial Information—Consolidated Financial Information—Legal Proceedings.”
Unfavorable decisions against us, particularly in cases involving large amounts or that affect our ability to conduct our business as planned, may cause an adverse effect on our results, as well as on our business, reputation, financial position, and the market value of our shares. For more information, see “Item 10. Additional Information—Legal proceedings.”

Form 20-F 25FY24 | COPEL and Subsidiaries | 7

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation, including the risk of interruption in energy supply and suspension of operations.
We collect, store, process and use confidential information related to our business and operations. In our ordinary course of business, we also collect and store of our customers’ personal data in our data centers located at our own premises. We have suffered a cyber-attack in 2021 leading to the temporary unavailability of part of our systems. Despite our cybersecurity controls, information technology, operation technology and infrastructure, we have been subject to cyber attacks in previous years may be vulnerable to failures whether caused by technical failures, negligence, accident or cyber-attacks. Those failures may result in disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations.
We are subject to Brazilian laws and regulations relating to data protection and data privacy, mainly the Brazilian Federal Law No. 13,709/2018, the Brazilian data protection law (Lei Geral de Proteção de Dados, or “LGPD”) that sets forth the legal framework for the processing of personal data and administrative penalties applicable for non-compliance with LGPD. Violations of this statute and related regulations, including leakage of personal data, could result in individual or collective lawsuits against us, the imposition of fines of up to R$50 million, capped at 2% of the billing of the group in Brazil for infringement, among other civil, administrative and criminal penalties, as well as damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.
The implementation of our new billing project may expose us to increased operational risks, and failures or delays in the implementation may prevent us from obtaining the benefits of this automated billing system.
We are currently implementing a new billing project, with go live scheduled for 2026, in line with our corporate strategy to seek innovation and operational efficiency. Although the purpose of the new system is to provide greater autonomy to our management areas and to provide more efficiency in application integration, process automation and data synchronization, we cannot assure you that we will be able to successfully implement this project or that we will be able to achieve these benefits. Failures in the implementation of this project may adversely affect our existing operations, particularly billing and collection functions, and may expose us to data breaches or other incidents, which could adversely affect our business.
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
Further, we have a large number of contracts with suppliers, with wide distribution and outsourcing of the production chains, and we are not able to control all possible irregularities or to ensure that our selection processes will be sufficient to avoid situations where our suppliers have problems related to compliance with applicable law, sustainability or outsourcing of the production chain under inadequate safety conditions. These risks are increased by the fact that our portfolio includes affiliated companies, such as special purpose companies, in which we do not hold a controlling interest.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 8

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or “PLD”). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS and by Chamber of Commercialization of Electric Energy (Câmara de Comercialização de Energia Elétrica or “CCEE”). In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Any of such events may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. The PLD is calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e programas Computacionais do Setor Elétrico or “CPAMP”), in accordance with the implementation schedule defined by Ordinance No. 301/2019. Any change in the energy trading rules related to the increase of restrictions for the entry of new customers in the Free Market may adversely affect our energy trading business.
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
Further our wind farms operations are subject to climate factors and to uncertainties related to wind speed. The authorizations and licenses that govern our power generation activities in wind farms set forth certain performance covenants, which require us to generate minimum amounts of energy on annual and four-year bases in accordance with the energy amounts sold in the correspondent auctions. Non-compliance with such covenants may adversely impact our results.
We are also subject to impacts of uncertainties related to climate change, such as (i) demand for energy; (ii) carbon pricing; and (iii) regulatory requirements to reduce emissions. The potential impacts of such factors are taken into account in business planning and periodically monitored by our Board of Directors.

Form 20-F 25FY24 | COPEL and Subsidiaries | 9

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Our Integrated Risk Management Policy classifies and categorizes climate change effects that may affect our operations and business strategy, leading us to incur financial costs as follows: (i) physical climate risks - the possibility of the occurrence of losses caused by events associated with frequent and severe weather events (acute risks) or long-term environmental changes (chronic risks), which may be related to changes in weather patterns; and (ii) transition climate risks - the possibility of the occurrence of losses caused by events associated with the process of transition to a low-carbon economy, in which the emission of greenhouse gases is reduced or offset and the natural mechanisms for capturing these gases are preserved.
In the last few years there have been critical climate events, which lead us to promote research regarding future climate scenarios resulting from global warming in hydraulic generation assets (until 2100) and distribution assets (until 2050). If we fail to properly identify and incorporate the risks associated with climate change into our risk framework, to adequately measure, manage and disclose the various financial and operational risks that may result from climate change, or to adapt our strategy and business model to a changing regulatory and market environment, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements and financial condition.
Failure to comply with ESG guidelines can adversely affect our operations, results and reputation.
Our ESG practices are continually developing. This includes making commitments to achieve specific standards or deadlines for better social, governance, and sustainability practices, as well as incorporating sustainability into our business operations. Failure to comply with corporate ESG guidelines or commitments, including our Integrated Report, could result in financial and operational losses, as well as reputational damage. We are completing the divestment of UTE Figueira in the phase of fulfilling the conditions precedent for closing the transaction.

We may acquire other companies in the electric sector or new energy concessions which could increase our financial leverage and negatively impact our overall performance, and the integration of these new businesses may not yield the expected efficiency gains and economies of scale, potentially harming our operational and financial performance.
We constantly prospect for businesses that are related to our corporate purpose and aligned with our strategic plan. To expand our business, we may participate in auctions for the construction and operation of new power generation and transmission ventures, as well as invest in other companies from the energy sector, as we have done in the past. These acquisitions can increase our financial leverage or reduce our profits. Additionally, the integration of the new businesses may not result in the synergies we expect in terms of efficiency gains and economies of scale for our operations, including as a result of our failure to follow our initial strategic plan or changes in market conditions. This may adversely affect our operational and financial performance.
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
Our employees are represented by unions. Disagreements regarding issues related to divestments, changes to our business strategy, our voluntary severance programs (Programa de Desligamento Voluntário or “PDV”), and reductions in the professional staff may lead employees to react negatively. Strikes, work interruptions, or other forms of protests in any of our major suppliers or contractors or at their facilities may undermine our ability to complete relevant projects on time, negatively impacting our results of operations, and adversely affect our ability to achieve long-term strategic goals.
We may also be held jointly or severally liable for any labor or social security obligations imposed by courts on employees of our third-party service providers, including the recognition of an employment relationship. This could lead to contingencies and indemnity payments, significantly and negatively impacting our business.

Form 20-F 25FY24 | COPEL and Subsidiaries | 10

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
If we fail to attract, retain and manage qualified workforce, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Our operations depend in part on our ability to cost-effectively attract, retain and manage key management personnel and talents with the necessary expertise to work in our business and that can keep up with the latest developments in the industry, especially technological developments, while maintaining our business culture. If we are not able to retain or attract specialized personnel and key management personnel, our business and results of operations may be adversely impacted.
Risks Relating to the Brazilian Electricity Sector and Other Sectors that We Operate
Our operating results depend on prevailing hydrological conditions, which have been volatile recently. The impact of water shortages and resulting measures taken by the government to conserve energy may have a material adverse effect on our business, financial condition and results of operations.
We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 55% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.
In previous periods of low rainfall, the Brazilian government reacted to poor hydrological conditions by seeking to reduce final customers’ electricity consumption by several means, from general campaigns to reduce energy consumption to rationing programs. The effect of campaigns to reduce energy consumption is not predictable, making it difficult for our distribution business to accurately estimate the volume of energy it needs to purchase for sale to final customers. In case of mandatory rationing program, our distribution business would be adversely affected because its revenues are partially based on the volume of electricity it provides through our distribution grid to final customers.
With respect to our generation business, in order to compensate for poor hydrological conditions and to maintain adequate water levels in reservoirs, the National Electric System Operator (Operador Nacional do Sistema Elétrico, or “ONS”) may order the reduction of generation from hydroelectric power plants, which would be partially compensated by increased generation by thermoelectric plants. This mechanism for replacing hydroelectric production with thermoelectric production may not provide all of the energy we need to fulfill our obligations under existing energy supply contracts. To compensate for this deficit, our generation business can be required to purchase energy in the short term (“spot”) market, typically at higher prices, and we would not be able to pass on these increased costs. This mechanism impacts all generation companies in Brazil regardless of whether the geographical region in which a specific generator is located is experiencing low rainfall and could have a material adverse effect on our generation business.
In addition, in an extreme scenario, given the increased presence of thermal generation in the national electric matrix, if a shortage of natural gas were to occur, this would increase the general demand for hydroelectric energy in the market and therefore increase the risk that a rationing program would be instated.
Regarding our energy trading business, the effect of volatility in hydrological conditions is the increase of the variation of energy price, which in turn increases the spot market volatility, thus affecting our operating results. Spot price (PLD) is determined by the results of optimization models of operation of the interconnected systems used by the ONS and by CCEE. The energy average spot prices are calculated by CCEE every hour and are set for each region.
When there is great availability of hydrological resources, the spot prices tends to remain at lower levels, which may not be enough to (i) cover the generation costs of this very same energy (when related to our generation business) and (ii) cover the cost of the power purchase and sale agreement in our energy trading business. In this scenario, long-term energy prices may also be impacted and remain at lower levels, which may reduce our margins or not be enough to cover the generation costs of this very same energy. Conversely, if hydrological availability is affected, spot prices tend to increase significantly, in addition to occasionally impacting the Generation Scaling Factor, which may adversely impact our costs of energy purchases, as the price set forth in power purchase and sale agreements may not be sufficient.

Form 20-F 25FY24 | COPEL and Subsidiaries | 11

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ANEEL could penalize us for failing to comply with the terms of our concessions or with applicable laws and regulations, and we may not recover the full value of our investment in the event that any of our concessions are terminated.
Our concessions are for terms of 20 to 35 years and may be extended if certain conditions are met. In the event that we fail to comply with any term of our concessions or applicable law or regulation, ANEEL may impose penalties on us, which may include warnings, substantial fines and restrictions on our operations, among others. ANEEL may also terminate our concessions prior to the expiration of their terms if we fail to comply with their provisions or if they determine that terminating our concessions would be in the public interest, through a forfeiture or expropriation proceeding. In particular, our renewed distribution concession agreement contains both quality and financial metrics that become more restrictive over time, and that we must meet to ensure that our distribution concession agreement is not terminated. If ANEEL terminates any of our concessions before its expiration, we would not be able to operate the segment(s) of our business that had been authorized by the concession. Furthermore, any compensation that we may receive from the Brazilian government for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment. The early termination or non-renewal of any of our concessions or the imposition of severe fines or penalties by ANEEL could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—The Brazilian Electric Power Industry—Concessions.”
We are subject to comprehensive regulation of our business, which fundamentally affects our financial performance.
Our business is subject to extensive regulation by various Brazilian legal and regulatory authorities, particularly the MME and ANEEL, which regulate and oversee various aspects of our business and approve our tariffs. We may be required to reduce or interrupt the energy production (curtailment) of our plants by order of the National System Operator (ONS), especially from renewable sources, such as solar and wind, when the total energy production exceeds the loading capacity of the transmission system or the load of the electrical system. Changes to the laws and regulations governing our business, which have occurred in the past, could adversely affect our financial condition and results of operations.
For example, the tariffs that we charge for the sale of electricity to captive customers are determined pursuant to a concession agreement with the Brazilian government through ANEEL. The tariff rates we charge our customers are determined pursuant to a concession agreement and in accordance with ANEEL’s regulation. In addition, ANEEL’s decisions relating to our tariffs may be contested by public authorities or by our customers. Administrative and judicial decisions resulting from these challenges may modify ANEEL’s decisions in a manner that is unfavorable to us, which may adversely affect our financial condition and results of operations.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 12

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.
As of December 31, 2024, we served 1,529 Free Customers through our energy trading company, which accounted for approximately 8,4% of our consolidated operating revenues and about 16% of the total volume of electricity we sold. Such Free Customers may seek other energy suppliers upon the expiration of their contracts with us. Additionally, it is possible that our large industrial clients could be authorized by ANEEL to generate electric energy for their own consumption or sale to other parties, in which case they may obtain an authorization or concession for the generation of electric power in a given area, which could adversely affect our results of operations.
If we fail to establish new business relationships or maintain existing relationships on favorable terms, we may be unable to offer certain products and services to Free Costumers or to offer competitive prices and terms to Free Costumers, which could adversely affect our financial condition, results of operations and cash flows. We cannot assure you that we will be able to replace such Free Costumers in a timely manner and without material disruption to our operations, and the termination or rescission of any contract with a Free Costumers, even for reasons beyond our control, could have a material adverse effect on our operations and operating and financial results.
We may be forced to purchase or sell energy in the spot market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our final customers in a timely manner, or at all.
Under the Law No 10,848/2004, New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas. The auctions in which the distributors are allowed to purchase energy are held up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to the lack of energy supply in the market, or if energy we contracted for fails to be delivered, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our final customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the CCEE. Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions or due to reduced economic activity, we may not be able to pass on to our final customers the cost of the excess energy that we acquire.
We are subject to a counterparty’s credit risk in agreements entered into with Copel Comercialização (Copel Mercado Livre) and in case of default, we may have to sell or purchase energy at a different base price.
Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where we purchase energy, whether from energy generation projects, in operation or under construction, or even from energy trading, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. The guarantees or collateral provided by our counterparties in connection with the power purchase and sale agreements may not be sufficient to cover losses we suffer if our counterparties fail to comply with their payment obligation or with their obligation to deliver energy, which may adversely affect our results.
We are subject to the risk of exchange rate variation in connection with energy and import..
Our subsidiary Copel Comercialização (Copel Mercado Livre) has obtained authorization from the MME to import energy from Argentina and Uruguay. In addition, Copel Comercialização has authorizations granted by the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis do Brasil, “ANP”) for the activities of (i) loading of natural gas; (ii) commercialization of natural gas; (iii) foreign trade agent. In this sense, we will be exposed to exchange rate fluctuation in connection with any such energy import, as well as risk of exchange rate variation for the natural gas market, considering that part of these transactions may be carried out in foreign currencies.

Form 20-F 25FY24 | COPEL and Subsidiaries | 13

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
We are subject to unrealized losses or net gains arising out from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices.
Our subsidiary Copel Comercialização (Copel Mercado Livre) is in the energy trading market,, and part of these trades are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may adversely expose our results to the fluctuations of future energy prices.
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
In accordance with the Stockholm Convention on Persistent Organic Pollutants, Brazilian legislation requires us to eliminate the use of polychlorinated biphenyls ('PCBs') in our equipment by 2025 and to carry out environmentally correct management of these PCB-containing liquids by 2028. Although we have removed the majority of PCB-containing equipment from our operations, this process is still ongoing. Their replacement includes risks to which we are exposed until the equipment is completely replaced, including the risk of contamination during operation and the possibility of damage or impact due to maintenance, as well as the additional costs involved.
We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.
We are strictly liable under Brazilian law for damages resulting from the inadequate provision of electricity distribution services, which means that we may incur in liability even for factors beyond our control and without our negligence. Liability in these cases can involve material amounts, which could have an negative effect on our results and financial condition. In addition, our distribution, transmission and generation utilities may be held liable for damages caused to others as a result of interruptions or disturbances arising from the Brazilian generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of ONS. We cannot assure you that our insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 14

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
We cannot assure we can keep up with the evolution the energy sector has been going through as a result of technology advances and the adoption of artificial intelligence.
The electric energy sector has been going through changes driven by (i) the decentralization of the power generation systems; (ii) advances in energy storage technologies; (iii) dissemination of digital technologies that improve the efficiency of energy generation, transmission and consumption; (iv) increase of renewable energy sources, such as wind and solar energy; (v) a tendency of reducing carbon footprints in the energy system, as part of the global efforts to mitigate the effects of climate change; (vi) the adoption of artificial intelligence (“AI”), (vii) the opening of the Free Market, (viii) the development of smart cities, (ix) electric mobility, and (x) the commitment to reducing carbon emissions. These changes present many challenges and we may not be able to keep up with the pace of the increasing adoption of digital technologies in the electric energy sector and the significant potential of new technology solutions (both with respect to the improvement of processes and services provided to consumers and with respect to the development of new products that may lead to higher productivity gains, more affordable prices, higher competition and the creation of new markets). Investments in research and development may contribute to mitigate the risks related to the transformations of the energy sector and create new opportunities.
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
Additionally, the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy and often changes monetary, fiscal, credit, exchange and other policies to influence Brazil’s economy. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies, as well as other factors including, without limitation:
•exchange rate movements and volatility;
•inflation and changes in interest rates;
•exchange control policies;
•fiscal policy and changes in tax laws;
•other political, diplomatic, social and economic developments that may affect Brazil or the international markets;
•controls on capital flows; and/or
•limitation on foreign trade.
In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP grew by 3.4% in 2024, grew by 2.9% in 2023 and grew by 2.9% in 2022. Unemployment rate was 6.6% in 2024, 7.4% in 2023, and 9.3% in 2022. Inflation, as reported by the consumer price index (IPCA), was 4.8% in 2024, 4.62% in 2023 and 5.79% in 2022. The Brazilian Central Bank’s base interest rate (SELIC) was 13.25% on December 31, 2024, 11.75% on December 31, 2023 and 13.75% on December 31, 2022. Future economic, social and political developments in Brazil may impair our business, financial condition or results of operations, or cause the market value of our securities to decline.
Changes in, or uncertainties regarding the implementation of, the policies above, might generate or contribute to uncertainties in the Brazilian economy. This would increase the volatility of the domestic capital market and the value of Brazilian securities traded abroad, and adversely affect our business, results of operations and financial condition.
Moreover, taking into account the Brazilian presidential system of government, and the considerable influence of the executive power, it is not possible to predict whether the government will have an adverse effect on the Brazilian economy, and consequently on our business.

Form 20-F 25FY24 | COPEL and Subsidiaries | 15

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Inflation and governmental measures to curb inflation, particularly increases in interest rates, may contribute to economic uncertainty in Brazil, and could reduce our margins, results and the market price of the ADSs.
Brazil has experienced extremely high rates of inflation in the past . Brazil’s annual inflation rate, measured in accordance with the variation of the Índice Geral de Preços - Disponibilidade Interna (“IGP-DI”) index, was 6,86 % in the year 2024, 3.30% in the year 2023, and 5.03% in the year 2022. The Brazilian Central Bank has taken measures to combat inflation in the past , such as raising the basic SELIC interest rates to high levels, and public speculation about possible future government actions has had significant negative effects on the Brazilian economy. Although our concession contracts provide for annual adjustments based on inflation indexes, if Brazil experiences substantial inflation in the future, and the Brazilian government adopts inflation control policies similar to those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence decreases, the price of the ADSs may fall. As a significant part of our debt is subject to the CDI rate or interest rates indexed to the IPCA index, any increase in inflation or interest rates results in an increase in our financial expenses. Higher interest rates also adversely impact the terms of our new financings. Inflationary pressures may also curtail our ability to access foreign financial markets and could lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.
Economic and political adversities in other countries, especially those in the United States and in developing countries, may negatively impact foreign investment in Brazil and the country’s economic growth.
The perception of risk in other countries, including the United States, China, the European Union and emerging countries such as Russia may also adversely impact the price of our equity securities. Investors’ reaction to events in other countries may have a material adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, China, the European Union or emerging countries may reduce investor interest in Brazilian companies, including us.The US economy could face uncertainty with the adoption of trade tariffs on countries such as China, Canada and Mexico and their retaliatory measures. These tariffs raise the price of imported products and could put pressure on inflation as they are passed on to consumers. A possible trade war threatens to disrupt global supply chains and increases the risk of a recession in the US economy, which would have ripple effects in world economy. For example, the prices of stocks listed on the B3 have historically been affected by fluctuations in U.S. interest rates, as well as by variations in the main U.S. stock indexes. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that they may in the future hinder or prevent access to capital markets and financing of investments on acceptable terms.
Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets like Brazil. Such perceptions regarding emerging market countries have significantly affected the market value of securities of Brazilian issuers. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil, and this may diminish investors’ interest in securities of Brazilian issuers, including ours.
Geopolitical risks external to the market in which we operate and military hostilities, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, as well as economic sanctions imposed as a result of such conflicts, may adversely impact our business.
We are subject to external risks related to our operations and to our supply chain. Global markets are experiencing volatility following the escalation of geopolitical tensions, in particular in connection with the military conflict between Russia and Ukraine, and Israel and Hamas. Economic sanctions and tariffs imposed by the United States, the European Union, the United Kingdom and other countries as a direct consequence of this conflict may impact supply chains, lead to market disruptions, including significant volatility in commodity prices and in the global financial system, including through credit and capital markets instability. These factors could adversely impact our business and increase our costs and expenses and consequently impact our financial condition or results of operations.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 16

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
The Brazilian currency has fluctuated periodically in the past in relation to the U.S. dollar and other foreign currencies. As of December 31, 2024, the Real vs. U.S. dollar exchange rate was R$6.19 to US$1.00, depreciating 27.42% as compared to December 31, 2023. Depreciation of the Real increases the cost of purchasing electricity from the Itaipu – a hydroelectric facility, one of our major suppliers, which adjusts its electricity prices based in part on its U.S. dollar costs. Indeed, depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of our dividends and the U.S. dollar equivalent of the market price of our ADSs.
Changes in Brazilian tax legislation and regulation may have an adverse effect on us and our shareholders.
The Brazilian government has historically altered tax policies in ways that impact the electric sector and may continue to do so. These changes have included tax rate increases affecting energy companies and, occasionally, the imposition of temporary taxes for specific governmental purposes. If we cannot adequately adjust our tariffs, our operations may be adversely affected.
On December 15, 2023, the Brazilian Congress approved a tax reform on consumption (Constitutional Amendment No. 132 – “EC 132”), which will gradually be implemented over a 7-year transition period starting in 2026. EC 132 seeks to simplify the Brazilian tax framework by replacing four existing taxes (ICMS, ISS, PIS, and COFINS) with two new value-added taxes: the state/municipal Tax on Goods and Services (Imposto sobre Bens e Serviços – “IBS”) and the federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços – “CBS”). The new VAT system will tax consumption rather than production and revenue. IBS and CBS were regulated by Complementary Law No. 214, enacted on January 16, 2025 (“Complementary Law No. 214/25”). As a rule, the same IBS and CBS rates may apply to all goods and services, including rights, whether they are supplied through a local acquisition or import transaction. The actual rates for IBS and CBS are subject to sub-regulation yet to be determined (which is expected to occur during 2025), but they are projected to reach up to 28%, potentially the highest VAT rate globally. EC 132 also introduces a penalty tax, the federal Excise Tax (Imposto Seletivo – “IS”), to discourage the consumption of goods and services harmful to human health and the environment. We have formed a working group to assess the potential impacts and risks of these changes on our financial results. The group concluded that the direct impacts on us are likely to be low, given the regulated tariffs and bilateral contracts in our market.
In addition, the Brazilian government is considering changes in 2025 to taxes on income, especially regarding the possibility of imposing taxation on dividends.

Form 20-F 25FY24 | COPEL and Subsidiaries | 17

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
In February 2023, the Brazilian Supreme Court (“STF”) issued a decision recognizing the possibility of reversing final judgments issued by Brazilian courts in tax matters if the STF subsequently changes its interpretation of tax legislation and regulation. Although the impact of this decision is not material to our business, the issuance of similar judicial decisions with immediate effect on tax matters decided in final judgments could impact our business in the future. This could expose us to immediate tax liabilities if the STF changes its position on tax issues involving our business.
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
Our bylaws contain anti-takeover provisions, which may discourage third parties from attempting to acquire us and may adversely affect the rights of holders of our common stock.
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
•Although ADS holders are permitted to vote at shareholders’ meetings, there are procedural steps involved in the process that create practical limitations on the ability of ADS holders to vote. In the case of adoption of multiple voting for election of members of the Board of Directors, holders of ADSs may not have the same rights and may not be subject to the same rules as holders of common shares in the Brazilian securities market. In accordance with the Deposit Agreements, we will provide the notice to the depositary, which will in turn mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for direct holders of Class B Shares or Common Shares. ADSs for which the depositary does not receive timely voting instructions will not be voted.
•The holders of the Common Shares or Class B Shares may have fewer and less well-defined rights to protect your interests in connection with actions taken by our Board of Directors than under the laws of the United States and certain other jurisdictions outside Brazil. Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly supervised as the United States securities markets or markets in certain other jurisdictions outside Brazil.
•The ability of ADS holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. We are not obligated to extend the offer of preemptive rights to holders of ADSs, to file a registration statement in the United States, and we cannot assure that we will file any such registration statement. Accordingly, ADS holders may receive only the net proceeds from the sale of their preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. If they are unable to participate in rights offerings, their holdings may also be diluted.

Form 20-F 25FY24 | COPEL and Subsidiaries | 18

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•ADS holders may not receive dividend payments if we incur net losses or our net profit does not reach certain levels. Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. According to our bylaws, Class A Shares and Class B Shares are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to the holders of the Common Shares. Class A Shares have a dividend priority over the Class B Shares to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared, and Class B Shares have a dividend priority over the Common Shares. ADSs are entitled to dividends equal to their underlying shares. In the event that we are unable to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 19

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 20

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
As of December 31, 2024, we generated electricity from ~~18~~ 18 hydroelectric plants, 43 wind plants, for a total installed capacity of 5,998,7 MW in operation, of which a 100% was derived from renewable sources. Including the installed capacity of generation companies in which we had an equity interest as of December 31, 2024, our total installed capacity was 6,553,9 MW. Our electric power business is subject to comprehensive regulation by ANEEL. We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2024, we owned and operated 3,704 km of transmission lines and 214,770 km of distribution lines, constituting one of the largest distribution grids in Brazil. Below is the distribution of electricity supply in 2024 by consumption class, including free customers:
•35.2% was to industrial customers;
•27.2% was to residential customers;
•20.2% was to commercial customers; and
•14.6% was to rural and other customers.
Key elements of our business strategy are:
•Grow in market value in a consistent and sustainable way.
•Scale business with synergy “GTDC”.
•Enter the self-production segment and expand in the retail segment.
•Improve the customer experience.

Form 20-F 25FY24 | COPEL and Subsidiaries | 21

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•Offer innovative and digital services and products.
•Expand and disseminate ESG best practices.
•Have discipline in capital allocation, planning and execution of projects.
•Seek operational efficiency gains and cost optimization.
•Foster innovation to leverage results.
•Explore opportunities and regulatory frontiers, and consolidate sectoral protagonism.
•Prepare people with the necessary skills for new challenges.
•Promote management focused on people, team engagement and a culture of meritocracy.
•Caring for people’s safety, health and quality of life.
•Enhance organizational culture.
•Strengthen digital and cybersecurity culture.
Our revenues for each of the last three fiscal years by activity are described in “Item 5. Operating and Financial Review and Prospects — Results of operations for the years ended December 31, 2024, 2023 and 2022.”
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
Relationship with the State of Paraná
Until August 2023. the State of Paraná owned 69.7% of our Common Shares. This large ownership allowed the controlling shareholder to control the election of the majority of the members of our Board of Directors, members of our Supervisory Board, the appointment of senior management and our direction, future operations and business strategy. On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new shares of Copel took place, resulting in the transformation of the Company into a corporation with dispersed capital and no controlling shareholder. With the settlement of the Base Offer, the State of Paraná reduced its stake in the voting shares to 27,57%, so that Copel ceased to be a mixed-capital company that is part of the indirect public administration of the State of Paraná and is no longer subject to the provisions set forth in Brazilian Federal Law No. 13,303/2016 (“State-Owned Companies Law”). Together with this transformation into a corporation with dispersed capital and without a controlling shareholder, we made changes to our bylaws, including:
•The creation of a special class of preferred shares, exclusively owned by the State of Paraná, with influence restricted to the right to veto minimum investments in Copel Distribuição (“Copel DIS”), the change of the Company's corporate name, the change of headquarters, the removal of the limitation on exercising votes at 10% and signing a shareholders' agreement aiming to regulate the exercise of voting rights in a number greater than the percentage corresponding to 10% (for more information, see item 7. Golden Share).
•We set a limit on how much any shareholder or group of shareholders can vote. No one can vote more than 10% of our cast votes and outstanding voting capital. Also, no one can enter into agreements to exercise voting rights for more than 10% of our issued securities and outstanding voting capital.

Form 20-F 25FY24 | COPEL and Subsidiaries | 22

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Corporate Structure
As a result of the restructuring initiated in 2001, Copel currently has four main wholly-owned subsidiaries in the generation, transmission, distribution and commercialization sectors, namely: Copel Geração e Transmissão, Copel Distribuição, Copel Comercialização and Copel Serviços. Finally, Copel holds 100% equity interest in several other special purpose companies.
•In 2007, we divided the assets of our transmission business (Copel Transmissão S.A.) between our distribution business (Copel Distribuição S.A.) and our generation business (Copel Geração S.A., renamed to Copel Geração e Transmissão S.A. or “Copel GeT”).
•In 2016, we changed the corporate name of Copel Participações S.A. to Copel Comercialização S.A. and its corporate purpose to the sale of energy and rendering of related services in order to strength our positioning in the energy trading market and to allow greater efficiency in the sale of energy.
•In 2017, to optimize the management of operating activities, we carried out an organizational restructuring of our wholly owned subsidiary Copel Renováveis S.A., whose activities were absorbed by Copel GeT.
•In 2018, Copel GeT entered into a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste Transmissora de Energia S.A. (51% - Copel GeT and 49% - Eletrosul), Marumbi Transmissora de Energia S.A. (80% - Copel GeT and 20%- Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% - Copel GeT and 80% - Eletrosul). As a result, Copel GeT acquired 100% in the joint ventures Costa Oeste and Marumbi, and Eletrosul acquired 100% in Transmissora Sul Brasileira.
•In 2019, Copel GeT acquired 100% of SPE Uirapuru Transmissora de Energia S.A. from Centrais Elétricas Brasileiras S.A. and Fundação Eletrosul de Previdência e Assistencial Social - Elos.
•In 2019, Copel GeT, through a consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction and sold 14.4 average MW of the Jandaíra Wind Complex. The Jandaíra Wind Complex, with 90.1 MW of installed capacity and 46.9 average MW of Assured Energy, was built in the Northeastern state of Rio Grande do Norte, a region where we have other wind generation assets. The project came into operation, in a staggered manner, in 2022, with entry into commercial operation anticipated by more than two years.
•In August, 2021, we concluded the sale of our entire equity interest in Copel Telecomunicações S.A. (Copel Telecom), responsible for our telecommunication activities, to Bordeaux Multi-Strategic Investment Fund – Bordeaux Fundo de Investimentos em Participações Multiestratégia, for a purchase price of R$2.5 billion. The sale was made following an auction we conducted at [B]³ in November 2020.
•In November, 2021, we completed the acquisition of the Vilas Wind Power Complex (“Vilas Complex”) with an enterprise value of R$1.1 billion. As the project is partially financed by Banco do Nordeste (“BNB”), under a long-term loan agreement with final maturity in 2040, the total amount paid by us in the acquisition was R$597.7 million.
•In January 2023, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes for R$1,760.6 million. With the addition of this capacity, wind power now represents 17% of our generation portfolio, benefiting its portfolio with the increase of incentivized energy and the reduction of exposure to hydrological risk.
•In November 2023, we renewed the concession for three major hydroelectric power plants (“HPPs”), Governador Bento Munhoz da Rocha Netto (“HPP Foz do Areia”), Governador Ney Aminthas de Barros Braga (“HPP Segredo”), and Governador José Richa (“HPP Salto Caxias”). This was a key step in securing a new 30-year concession contract for these hydroelectric power plants.
•In August 2023, we completed our process of transformation into a corporation with dispersed capital and without a controlling shareholder. With the completion of the offering, the State of Paraná reduced its shareholding in our voting rights from 69.66% to approximately 27.6%. As a result, we ceased to be a mixed capital company under the indirect public administration of the State of Paraná, and we are not bound by the provisions of Federal Law No. 13,303/2016, known as the State-Owned Companies Law.
•On September 16, 2024, we completed the divestment of our entire 51% stake in Companhia Paranaense de Gás – Compagas (“Compagas”), part of our Corporate Strategic Planning - Vision 2030, strengthening the pillars for the continuity and sustainable growth of our business, with a focus on electricity.

Form 20-F 25FY24 | COPEL and Subsidiaries | 23

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•On July 1, 2024, we sold our 81.2% interest in the termeletric power plant UEGA to Âmbar Energia S.A. for for R$ 261.4 million. This divestment was also a part of our strategy to decarbonize our generation matrix.In July 2024, the transaction was closed, ensuring the Company a 100% renewable operational generation matrix.
•On December 12, 2024, we entered into an agreement with Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiary Eletrobras. for the transfer of Eletrobras' entire 49% stake in the Mauá Hydroelectric Power Plant and its entire 49.9% stake in the Mata de Santa Genebra S.A. transmission company, thereby consolidating 100% ownership of both assets to Copel for the Colíder Hydroelectric Power Plant and R$ 365.0 million in cash to Eletrobras This asset swap transaction aimed to optimize our portfolio, generating synergies by simplifying the operational and administrative structure and allowing the company to offset approximately R$ 170 million in tax losses related to Colíder’s impairment.
•On November 18, 2024, we renewed for 30 years the concessions for the generation of electric power at for HPP Foz do Areia, HPP Segredo and HPP Salto Caxias, for a combined amount of approximately R$4.1 billion.
•On November 25, 2024, our Board of Directors approved the creation of the first share buyback program for Common and Class B Preferred Shares (“Share Buyback Program”). The Share Buyback Program will involve the acquisition of Copel shares for treasury holding, cancellation or sale, without reducing the our share capital, as well as to comply with the restricted share granting plan and restricted shares for performance plan.
•We currently have four wholly owned subsidiaries: Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. (“Copel Mercado Livre”) and Copel Serviços S.A. (“Copel SER”) We currently hold 100% of the shares in several Special Purpose Companies (“SPC”).
The current organization of our group is described below. All our subsidiaries are incorporated in Brazil and are subject to Brazilian law.

Form 20-F 25FY24 | COPEL and Subsidiaries | 24

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

Organizational structure on February 28, 2025

STATE OF PARANÁ
27,57% ON
- PNA
6,91% PNB
15,91% Total
BNDESPAR
10,09% ON
- PNA
31,24% PNB
21,99% Total
STOCK EXCHANGE CUSTODY (Free Float)
61,63% ON
22,63% PNA
61,35% PNB
61,43% Total
OTHER SHAREHOLDERS
0,24% ON
77,37% PNA
0,06% PNB
0,22% Total
TREASURE SHARES
0,47% ON
- PNA
0,44% PNB
0,45% Total
B3
60,49% ON
22,63% PNA
56,03% PNB
57,94% Total
NYSE
1,12% Voting
- PNA
5,23% PNB
3,43% Total
LATIBEX
0,02% ON
- PNA
0,10% PNB
0,06% Total
COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100,0%
(1) COPEL DISTRIBUIÇÃO S.A. 100,0%
(1) COPEL SERVIÇOS S.A. 100,0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100,0%
(1) F.D.A GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100,0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100,0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100,0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100,0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100,0%
(3) FOZ DO CHOPIM ENERGÉTICA LTDA. 35,8%
(4) MATA DE SANTA GENEBRA TRANSMISSÃO S.A. 50,1%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49,0%
(4) MATRINCHÃ TRANSMISSORA DE ENERGIA (TP NORTE) S.A. 49,0%
(4) INTEGRAÇÃO MARANHENSE TRANS. DE ENERGIA S.A. 49,0%
(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A. 49,0%
(4) CANTAREIRA TRANSMISSORA DE ENERGIA S.A. 49,0%
(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A. 24,5%
(5) UHE GOVERNADOR JAYME CANET JÚNIOR (MAUÁ) 51,0%
(5) UHE BAIXO IGUAÇU 30,0%
(1) PITANGUI GERAÇÃO DE ENERGIA S.A. 100,0%
(1) SALTO DO VAU S.A. 100,0%
(1) MELISSA GERAÇÃO DE ENERGIA S.A. 100,0%
(1) CHOPIM I S.A. 100,0%
(1) SÃO JORGE S.A. 100,0%
(1) PALMAS ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) MARUMBI GERAÇÃO DE ENERGIA S.A. 100,0%
(1) APUCARANINHA S.A. 100,0%
(1) CHAMINÉ GERAÇÃO DE ENERGIA S.A. 100,0%
(1) GUARICANA GERAÇÃO DE ENERGIA S.A. 100,0%
(1) CAVERNOSO I GERAÇÃO DE ENERGIA S.A. 100,0%
(1) CAVERNOSO II GERAÇÃO DE ENERGIA S.A. 100,0%
(1) UTE FIGUEIRA S.A. 100,0%
(1) NOVA EURUS IV ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) NOVA ASA BRANCA I ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) NOVA ASA BRANCA II ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) SANTA HELENA ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) VENTOS DE SANTO URIEL S.A. 100,0%
(1) JANDAÍRA I ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) JANDAÍRA II ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) JANDAÍRA III ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) JANDAÍRA IV ENERGIAS RENOVÁVEIS S.A. 100,0%
(1) SÃO BENTO ENERGIA 100,0%
GE OLHO D'ÁGUA S.A. 100,0%
GE BOA VISTA S.A. 100,0%
GE FAROL S.A. 100,0%
GE SÃO BENTO DO NORTE S.A. 100,0%
(1) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE I S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE II S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE III S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL I S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL II S.A. 100,0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL III S.A. 100,0%
USINA DE ENERGIA EÓLICA CUTIA S.A. 100,0%
USINA DE ENERGIA EÓLICA GUAJIRU S.A. 100,0%
USINA DE ENERGIA EÓLICA JANGADA S.A. 100,0%
USINA DE ENERGIA EÓLICA MARIA HELENA S.A. 100,0%
USINA DE ENERGIA EÓLICA POTIGUAR S.A. 100,0%
USINA DE ENERGIA EÓLICA ESPERANÇA DO NORDESTE S.A. 100,0%
USINA DE ENERGIA EÓLICA PARAÍSO DOS VENTOS DO NORDESTE S.A. 100,0%
(1) BROWNFIELD INVESTMENT HOLDING S.A. 100,0%
VENTOS DE SERRA DO MEL B S.A.
68,84% Copel GeT
31,16% Brownfield
EOL POTIGUAR B141 SPE S.A. 100,0%
EOL POTIGUAR B142 SPE S.A. 100,0%
EOL POTIGUAR B143 SPE S.A. 100,0%
VILA PARAÍBA IV SPE S.A. 100,0%
EOL POTIGUAR B 61 SPE S.A.
99,99992% Copel GeT
0,00008% Brownfield
(1) AVENTURA HOLDING S.A 100,0%
CENTRAL EÓLICA AVENTURA II S.A 100,0%
CENTRAL EÓLICA AVENTURA III S.A 100,0%
CENTRAL EÓLICA AVENTURA IV S.A 100,0%
CENTRAL EÓLICA AVENTURA V S.A 100,0%
(1) SRMN HOLDING S.A 100,0%
CENTRAL EÓLICA SRMN I S.A. 100,0%
CENTRAL EÓLICA SRMN II S.A. 100,0%
CENTRAL EÓLICA SRMN III S.A. 100,0%
CENTRAL EÓLICA SRMN IV S.A. 100,0%
CENTRAL EÓLICA SRMN V S.A. 100,0%
(2) ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A. 70,0%
(3) DONA FRANCISCA ENERGÉTICA S.A. 23,0%
(4) VOLTALIA SÃO MIGUEL DO GOSTOSO I PARTICIPAÇÕES S.A. 49,0%
VOLTALIA SÃO MIGUEL DO GOSTOSO PARTICIPAÇÕES S.A. 100,0%
USINA DE ENERGIA EÓLICA REDUTO SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA SANTO CRISTO SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA CARNAÚBA SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA SÃO JOÃO SPE S.A. 100,0%
(4) SOLAR PARANÁ GD PARTICIPAÇÕES S.A. 49,0%
PHARMA SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100,0%
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100,0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100,0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100,0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE 100,0%
(1) Wholly-owned subisidiary
(2) Subsidiaries with non-controling interest
(3) Associates
(4) Joint ventures
(5) Joint operations

Light grey cells are power plants, therefore they don´t qualify as any of the items on the caption

Form 20-F 25FY24 | COPEL and Subsidiaries | 25

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
The following table shows, for the last three years, the total electricity (i) we generated through entities in which we hold a 100.0% shareholding stake and the 51.0% and 30.0% of energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants respectively (corresponding to the interest we hold in each of these assets), (ii) we purchased, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and (iii) the total amount of electricity purchased by Copel Distribuição and Copel Mercado Livre”.

	Year ended December, 31
	2024	2023	2022
	(GWh)	(GWh)	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	23,920	21,845	21,936
Electricity purchased from Copel Comercialização	574	398	1,208
Electricity purchased from others	134	134	134
Electricity purchased from Spot Market – CCEE	0	296	63
Electricity received from the Interconnected System	238	220	1,659
Total electricity generated and purchased by Copel Geração e Transmissão	24,866	22,893	25,000
Wind Farms(1)
Electricity generated(2)	3,443	3,952	2,785
Electricity purchased from others	257	127	108
Total electricity generated and purchased by Wind Farms	3,700	4,079	2,893
Copel Distribuição
Electricity purchased from Itaipu(3)	4,560	4,761	5,272
Electricity purchased from Auction – CCEAR – affiliates	249	233	155
Electricity purchased from Auction – CCEAR – other	13,812	13,142	12,354
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	52	69	392
Electricity purchased from Spot Market – CCEE	373	—	—
Electricity purchased from others	5,190	5,867	7,270
Total electricity purchased by Copel Distribuição	24,236	24,072	25,443
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	13,506	12,778	14,211
Electricity purchased from others	8,972	9,581	10,594
Electricity purchased from Spot Market – CCEE	0	91	12
Total electricity purchased by Copel Comercialização	22,478	22,450	24,817
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização (excluding intra-group transactions)	60,705	59,979	62,521

(1) We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2) Includes the electrical losses of wiring and interconnecting station and technical losses by delivering energy to the Interconnected System.
(3)Distribution companies operating under concessions in the Midwest, South and Southeast regions of Brazil purchase electricity generated by Itaipu.

Form 20-F 25FY24 | COPEL and Subsidiaries | 26

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last three years.

	Year ended December, 31
	2024	2023	2022
	(GWh)	(GWh)	(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	0	—	—
Electricity delivered to Bilateral Agreements (Copel Comercialização)	13,053	12,180	13,893
Electricity delivered to Bilateral Agreements	167	270	258
Electricity delivered under auction – CCEAR affiliates(2)	127	122	123
Electricity delivered under auction – CCEAR – other(2)	2,345	3,772	2,215
Electricity delivered to Spot Market – CCEE(2)	386	188	854
Electricity delivered to the Interconnected System	8,788	6,361	7,657
Total electricity delivered by Copel Geração e Transmissão	24,866	22,893	25,000
Wind Farms(1)
Electricity delivered under auction – CCEAR – affiliates	131	111	32
Electricity delivered to Bilateral Agreements	1,036	1,219	856
Electricity delivered under auction – CCEAR – other	2,507	2,201	1,289
Electricity delivered under auction – CER – other	924	916	916
Electricity delivered to Spot Market – CCEE(2)	(69)	(2)	122
Total electricity delivered by Wind Farms	4,529	4,445	3,215
Copel Distribuição
Electricity delivered to Captive Customers	21,285	20,173	19,370
Electricity delivered to distributors in the State of Paraná	80	89	91
CCEE(3)	1,812	2,383	4,010
Total electricity delivered by Copel Distribuição	23,177	22,645	23,471
Copel Comercialização
Electricity delivered to Free Customers	10,565	11,884	11,498
Electricity delivered to Bilateral Agreements (Copel GeT)	820	504	1,208
Electricity delivered to Bilateral Agreements	10,926	9,819	11,949
Electricity delivered to Spot Market – CCEE	167	243	162
Total electricity delivered by Copel Comercialização	22,478	22,450	24,817
Total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers (4)	75,050	72,433	76,503

(1)We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2) Amounts from the Spot Market indicated as less than zero (negative numbers) are not considered as electricity sold nor as electricity delivered in the MRE.
(3)Includes the Spot Market, MCSD EN and MVE.
(4)Includes intra-group transactions.

Form 20-F 25FY24 | COPEL and Subsidiaries | 27

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Generation
As of December 31, 2024, the total installed capacity of all the generation assets in which we hold equity or the rights under concessions was 6,573 MW.
As of December 31, 2024, the total installed capacity of all our energy generation assets was 6,573 MW. Considering only the entities that we operate (solely or under consortium), including 100% of the energy produced by those in which we hold a 100.0% shareholding stake and 51.0% and 30.0% of the energy generated by Mauá and Baixo Iguaçu Hydroelectric Plants, respectively (corresponding to the interest we hold in each of these assets), we operated and sold energy through 20 hydroelectric plants, 43 wind plants and one Thermoelectric Plant, with a total installed capacity of 6,308.9 MW. Our Assured Energy totaled 2,759 average MW in 2024. Our generation varies yearly because of hydrological conditions and other factors. We generated 28,148 GWh in 2024, 25,122.8 GWh in 2023, 25,299 GWh in 2022.
The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.
In 2021, ANEEL granted us the extension of concession of the following power plants to compensate for the assumption of non-hydrological risks (provided in the Energy Reallocation Mechanism or MRE adopted by the government under Law No. 14,052/2020):

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

*Associates

Form 20-F 25FY24 | COPEL and Subsidiaries | 28

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Hydroelectric Generation Facilities
The following table sets forth certain information related to our main hydroelectric plants in operation during 2024:

Plant	Installed capacity	Assured energy(1)	Placed in service	Concession expires
	(MW)	(Average MW)
Foz do Areia	1,676.0	567.6	1980	November 2054
Segredo	1,260.0	552.8	1992	November 2054
Salto Caxias	1,240.0	553.3	1999	November 2054
Capivari Cachoeira	260.0	103.6	1972	January 2053
Mauá (2)	184.1(3)	96.14	2012	June 2049
Baixo Iguaçu	105.1(4)	51.72	2019	December 2049
Colíder (2)	300.0	178.1	2019	January 2046
Others	132.5	77.1	N/A	N/A

(1)Values used to determine volumes committed for sale.
(2)Acquired in December 2024 from Eletrobrás. See”ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure”
(3)Corresponds to 51.0% of the installed capacity of the plant (361.1MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.
(4) Corresponds to 30.0% of the installed capacity of the plant (350.2MW), corresponding to the interest we hold in this plant, as we operate this plant through a consortium.
Governador Bento Munhoz da Rocha Netto (HPP Foz do Areia). The HPP Foz do Areia is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The concession was renewed on November 19, 2024, pursuant to the terms of the Concession Agreement 01/2024, and is set to expire in November 2054.
Governador Ney Aminthas de Barros Braga (HPP Segredo) and Governador José Richa (HPP Salto Caxias). The HPP Segredo is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The HPP Salto Caxias is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. These concessions were renewed in 2024, pursuant to the terms of the Concession Agreements 01/2024 and 02/2024, and are set to expire in November 2054.
Governador Pedro Viriato Parigot de Souza (HPP Capivari Cachoeira). The HPP Capivari Cachoeira is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.
The current concession agreement with ANEEL to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid R$574.8 million as signing bonus for this concession and we received an annual generation revenue (“AGR”) of R$144.1 million is subject to an annual tariff adjustment.. In 2024, the AGR was adjusted to R$167.9 million for the period from July 2024 to June 2025, in accordance with ANEEL Resolution No. 3353/2024.
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
Mauá. The Jayme Canet Júnior Hydroelectric Power Plant (“HPP Mauá”) is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012 by Consórcio Energético Cruzeiro do Sul, in which we hold a 51.0% interest and CGT Eletrosul holds the remaining 49.0%. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba. See “ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure”
Colíder. HPP Colíder has an installed capacity of 300.0 MW and it is located on the Teles Pires River, in the State of Mato Grosso, between the municipalities of Nova Canaã do Norte and Itaúba, with the municipalities of Colíder and Cláudia are also affected by the reservoir. The construction of the plant began in 2011 and the work was totally concluded in 2019. The first Generating Unit entered commercial operation on March 9, 2019 and the last unit started operating on December 21, 2019. See”ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure”

Form 20-F 25FY24 | COPEL and Subsidiaries | 29

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Baixo Iguaçu. HPP Baixo Iguaçu has an installed capacity of 350.2 MW and is located on the Iguaçu River, in the municipalities of Capanema, Capitão Leonidas Marques, Planalto, Realeza and Nova Prata do Iguaçu, State of Paraná. Baixo Iguaçu HPP is the last large energy project planned for the main Iguaçu and it is located around 30 km downstream from the HPP Salto Caxias. It was constructed by a consortium in which Copel GeT holds a 30% interest and Geração Céu Azul S.A. holds the remaining 70.0%. This power plant became fully operational on April 10, 2019.
In addition to our generation facilities, we have ownership interests in several other hydroelectric generation companies as detailed below.
Bela Vista. The SHP Bela Vista has 29.8 MW of installed capacity and 18.6 average MW of Assured Energy and is under construction in the Chopim river, in the São João and Verê municipalities, located in the southwest of the State of Paraná. The energy sales agreement has been effective since of January 1, 2024, for a 30-year term and will be subject to an annual adjustment by the IPCA. The construction of this unit started in the first half of 2019 and the third power generation unit began operations on August 12, 2021, totaling 29.3 MW in commercial operation (corresponding to 98.3% of the plant’s total capacity). The remaining unit with a complementary capacity of 0.5 MW started its operation on June 7, 2023.
Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.
The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2024:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession Expires
	(MW)	(Average MW)		(%)
Elejor Facility
Santa Clara and Fundão	240.34	128.1	August 2005 June 2006	70.0	May and June 2040
Santa Clara I and Fundão I	6.07	4.9	August 2005 December 2006	70.0	Indefinetely
Dona Francisca	125.0	72.5	February 2001	23.0	September 2037
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	October 2001	35.8	July 2034
HPP Baixo Iguaçu	350.2	172.4	April 2019	30.0	November 2049
Elejor Facility. The Elejor Facility consists of the Santa Clara and Fundão Hydroelectric Power Plants, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.41 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2024, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.
Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.
Since 2019, Elejor has been selling energy in the Free Market. In 2024, Elejor’s net operating revenue and net loss were R$ 91.4 million and R$89.3 million, respectively, while in 2023 its net operating revenue and net loss were R$140.8 million and R$2.9 million, respectively.
Dona Francisca. We own 23.03 % of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 51.82% interest, Celesc S.A. with a 23.03% interest and Statkraft S.A. with a 2.12% interest. DFESA Hydroelectric Power Plant is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten year power purchase agreement with DFESA, valued at R$17.0 million annually, under which we purchase 23.03% of DFESA’s Assured Energy (proportional to our stake). In 2024, DFESA’s net operating revenue and net income were R$66.3 million and R$23.2 million, respectively, while in 2023 its net operating revenue and net income were R$66.2 million and R$23.2 million, respectively.

Form 20-F 25FY24 | COPEL and Subsidiaries | 30

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão S.A. Energy supply agreements were executed at an Average Tariff of R$220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, a hydroelectric power plant that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7,802/2019. In 2024, Foz do Chopim’s net operating revenue and net income were R$53.4 million and R$40.3 million, respectively, while in 2023 its net operating revenue and net income were R$60.6 million and R$46.5 million, respectively.

Wind Farm Generation Facilities
Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2024:

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	38.1
Boa Vista	14.0	5.2	February 2015	April 2046
Olho d’Água	30.0	12.8	February 2015	June 2046
São Bento do Norte	30.0	11.3	February 2015	May 2046
Farol	20.0	8.8	February 2015	April 2046

Copel Brisa Potiguar Wind Complex	183.6	89.4
Asa Branca I	27.0	12.1	August 2015	April 2046
Asa Branca II	27.0	11.9	September 2015	May 2046
Asa Branca III	27.0	12.3	September 2015	May 2046
Eurus IV	27.0	12.4	August 2015	April 2046
Santa Maria	29.7	15.7	April 2015	May 2047
Santa Helena	29.7	16.0	May 2015	April 2047
Ventos de Santo Uriel	16.2	9.0	May 2015	April 2047
Voltália São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June 2017	April 2047
Reduto	27.0	14.4	June 2015	April 2047
Santo Cristo	27.0	15.3	June 2015	April 2047
São João	27.0	14.3	June 2015	March 2047
Cutia Empreendimentos Eólicos	180.6	71.4
Dreen Cutia	23.1	9.6	December 2018	January 2042
Dreen Guajiru	21.0	8.3	December 2018	January 2042
Esperança do Nordeste	27.3	9.1	December 2018	May 2050
GE Jangada	27.3	10.3	December 2018	January 2042
GE Maria Helena	27.3	12.0	December 2018	January 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January 2019	May 2050
Potiguar	27.3	11.5	December 2018	May 2050
Bento Miguel	132.3	58.7
São Bento do Norte I	23.1	10.1	January 2019	August 2050
São Bento do Norte II	23.1	10.8	January 2019	August 2050
São Bento do Norte III	23.1	10.2	April 2019	August 2050
São Miguel I	21.0	9.3	February 2019	August 2050
São Miguel II	21.0	9.1	February 2019	August 2050
São Miguel III	21.0	9.2	February 2019	August 2050
Vilas Complex	186.7	98.6
Vila Maranhão I	31.95	17.8	February 2021	January 2054
Vila Maranhão II	31.95	17.8	March 2021	January 2054

Form 20-F 25FY24 | COPEL and Subsidiaries | 31

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
Vila Maranhão III	31.95	16.6	September 2020	January 2054
Vila Ceará I	31.95	17.8	December 2020	January 2054
Ventos de Vila Mato Grosso I	58.91	28.6	June 2021	December 2054
Aventura	105.0	65.0
Aventura II	21.0	13.1	July 2021	June 2053
Aventura III	25.2	15.5	July 2021	June 2053
Aventura IV	29.4	18.5	July 2021	June 2053
Aventura V	29.4	17.9	July 2021	June 2053
Santa Rosa e Mundo Novo	155.4	92.8
Santa Rosa e Mundo Novo I	33.6	17.3	February 2022	June 2053
Santa Rosa e Mundo Novo II	29.4	17.2	December 2021	June 2053
Santa Rosa e Mundo Novo III	33.6	21.5	January 2022	June 2053
Santa Rosa e Mundo Novo IV	33.6	21.0	January 2022	June 2053
Santa Rosa e Mundo Novo V	25.2	15.8	December 2021	June 2053
Jandaíra	90.09	46.9
Jandaíra I	10.39	5.6	November 2022	April 2055
Jandaíra II	24.26	12.3	October 2022	April 2055
Jandaíra III	27.72	14.8	November 2022	April 2055
Jandaíra IV	27.72	14.2	October 2022	April 2055
Palmas (2)	2.5	0.4	February 1999	September 2029

(1)We have a 49.0% interest in Voltália São Miguel do Gostoso.
(2)The plant is part of the process of divestment of generation assets, according to Material Fact No. 10/2024
São Bento Energia. In February 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations. With an installed capacity of 94 MW and Assured Energy of 38.1 average MW. In August 2010, 43.7 average MW was sold to fifteen distribution concessionaires in ANEEL public auctions at a weighted average price of R$133.97/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 32

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Thermoelectric Generation Facilities
The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2024:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(Average MW)		(%)

TPP Figueira	20.0	17.7	April 1963	100.0	March 2019(1)

(1)In light of the absence of terms for the new concession contract and our decarbonization and divestment plan, we required ANEEL the termination of the concession
Figueira. The Figueira plant, with installed capacity of 20 MW coal-fired thermoelectric plant, is located in the city of Figueira, in the northeast of the state of Paraná (where the main coal basin of Paraná is located),and is in the process of being divested by the Company, with no current energy supply contracts. The plant is not currently in commercial operation.

Form 20-F 25FY24 | COPEL and Subsidiaries | 33

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Expansion and Maintenance of Generating Capacity
We expect to spend R$ 158.9 million in 2025 to expand and maintain our generation capacity, excluding participation in new businesses, of which R$ 82.1 million will be invested in hydroelectric plants and R$ 76.8 million will be invested in our wind farms. The remaining amount will be spent on small hydroelectric power plants and other projects.
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

Wind Farms	Installed Capacity (MW)(1)	Assured Energy (MWmed)	Commercial Operation	Energy Trade - Regulated Contracting Enviroment (ACR)
				Auction	Quantity (MWmed)	Price (R$/MWh)(2)	Start of Supply	End of Supply	End of Authorization
Aventura II	105	65	Operational since July 21	A-6 2017	53.6	134.22	Jan/23	Dec/42	2053
Aventura III
Aventura IV
Aventura V
SRMN I	155.4	92.8	Operational since Dec/21 - Feb/22	A-6 2017	67.1	136.99	Jan/23	Dec/42	2053
SRMN II
SRMN III
SRMN IV									2052
SRMN V
Total/Average	260.4	157.8	—		120.7	135.76

(1)Total of 62 wind turbines used in the project, manufacturer Vestas model V 150.
(2)Base date 12/31/2024.
Development Projects
We are focused on initiatives to study the technical, economic, and environmental feasibility of the expansion of existing projects, particularly hydroelectric generation projects and the corporate restructuring of our holdings, always with an emphasis on value creation.
In 2024, we made progress in developing the capacity expansion projects for the Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant (GBM – Foz do Areia) and Governador Ney Braga Hydroelectric Power Plant (GNB – Segredo), aiming for the future viability of these projects in regulated auctions, with the first auction being scheduled for June 2025. Additionally, we entered into an asset swap with Eletrobras in December 2024 in which we acquired full ownership of the Mauá Hydroelectric Power Plant and the Mata de Santa Genebra transmission line, for our stake in the Colíder Hydroelectric Power Plant and cash consideration.
The table below provides information on our proposed generation projects that are currently considered viable from a technical, economic, social, environmental, and land-use perspective, according to our studies. The Salto Grande, Aventura Solar, and Salto Alemã projects were removed from the table in 2024 due to economic infeasibility in the current scenario and the sale of Copel's stake in the CGLP for Salto Alemã.

Proposed Projects(1)	Estimated Installed Capacity	Estimated Assured Energy	Copel’s property
	(SM)	(MW médio)	(%)
HPP São Jeronimo	330	178	41
HPP Foz do Areia(2)	860	20	100
HPP Segredo(2)	1,266		100
TOTAL	2	198,1	0

(1) Does not include other proposed projects whose technical, economic, social, environmental and land viability are still under analysis.
(2) Expansion of existing plant

Form 20-F 25FY24 | COPEL and Subsidiaries | 34

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Until 2024, we were also members of the Geração Luz Paranaense Consortium - CGLP, to which were granted exploration rights for the following projects: (i) Foz do Curucaca PCH, (ii) Salto Alemã PCH, (iii) Alto Chopim PCH and (iv) Rancho Grande PCH. After obtaining the applicable authorization from ANEEL and evaluating the hydraulic potential of each project, the consortium decided to carry out studies only on the Salto Alemã and Foz do Curucaca PCHs and to return the rights to operate the Alto Chopim and Rancho Grande PCH projects to ANEEL. The basic projects for the Salto Alemã PCH and the Foz do Curucaca PCH had already been approved by ANEEL and the environmental studies related to the Salto Alemã PCH had been registered with the competent body, the IAT - Instituto Água e Terra do Paraná, for analysis. Given the difficulties in obtaining environmental permits to implement the projects, we sold our stake in CGLP at the end of 2024.
Since 2018, we have been holding the rights to the Salto Grande HPP, located on the Chopim River in the state of Paraná. The environmental studies related to this project were registered with the IAT for analysis in February 2020 and the basic project was approved by ANEEL in November 2020. In the current scenario, we have no intention of implementing the project in the short term, due to economic feasibility analysis.
Aventura Solar was a project for a 10 MWac 1 Solar Generating Plant, located in the municipality of Touros, in the state of Rio Grande do Norte, which shared the same lot with the Aventura II Wind Farm. The solar project was approved by ANEEL and had obtained the environmental license. The solar plant was planned to be connected to the 230 kV Aventura II substation, which is connected to the 230 kV João Câmara II substation via a transmission line of approximately 13 kilometers. Due to difficulties in making the Aventura Solar project viable, it was discontinued in 2024.
The current scenario of high project implementation costs, the macroeconomic scenario and energy prices make it difficult to make new greenfield projects viable in the short term. However, we are also developing competitive projects with a focus on reserve energy capacity auctions. We will also constantly evaluate new hydroelectric plants, including reversible pumping plants and battery storage plants.
The partnership previously agreed with EPE - Empresa de Pesquisa Energética S.A., Minas PCH S.A. and SILEA Participações Ltda. for studies in the region of the lower Chopim River culminated in the development of four hydroelectric projects, but due to difficulties in the environmental licensing process and worsening conditions for the viability of the projects, we are studying a potential divestment in these projects.
We are currently developing projects to participate in energy reserve capacity auctions in the electricity sector, both for power availability and energy storage. This is a significant strategic challenge in the energy sector. In this context, we have been working to develop projects that are not only technically and environmentally viable, but also meet the regulatory standards set out by the MME. In addition, these projects are designed to excel in operational efficiency and sustainability. One notable project in this endeavor is the expansion of the Foz do Areia plant. This project has the potential to make a significant contribution to the National Interconnected System (Sistema Interligado Nacional), providing additional energy and increasing system security. Another similar project is the expansion of the capacity of the Segredo hydroelectric power station, which could almost double the installed capacity from 1,260 MW to around 2,520 MW, a project that could be made viable in the next capacity reserve auctions that will contract the availability of power for the SIN.
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
Building on this success, the second edition of Copel Volt ran from May 2022 to September 2023. It featured five selected challenges and attracted 381 pre-registrations and 284 formal applications from 52 countries. The second edition was particularly notable for the adoption of groundbreaking technologies and ambitious initiatives, resulting in significant discoveries and valuable learning experiences. This edition further expanded our innovation capacity, with substantial investments in Proof of Concept (“PoCs”) amounting to R$1.8 million, reinforcing our commitment to fostering cutting-edge solutions and enhancing our overall innovation landscape.
Through both editions, Copel Volt directly impacted more than 667 startups worldwide, resulting in numerous PoC initiatives backed by an investment of more than USD 600,000 (R$3 million). These efforts have tested cutting-edge solutions and expanded our innovation capacity. The program demonstrated its effectiveness with a 40% rollout rate, highlighting our ability to translate innovative ideas into actionable business solutions. Notably, one of the startups from Copel Volt received investment from Copel Ventures, participated in a research and development project, and secured a service contract with Copel, showcasing the seamless integration of innovative startups into our operational framework.

Form 20-F 25FY24 | COPEL and Subsidiaries | 35

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
In addition, to demonstrate our commitment to sustainable development and innovation, we launched the Copel Ventures I fund in 2023. This Corporate Venture Capital (“CVC”) fund, carefully managed by VOX Capital - a preeminent investment firm with an excellent track record in impact investing – has been allocated USD 30 million (R$150 million). The fund targets investments in local and international startups that are leading the transition to sustainable energy solutions, underscoring our commitment to address the challenges of the energy sector in a sustainable and efficient manner. By the end of 2024, Copel Ventures had already made two investments totaling R$ 14.7 million, one in an e-mobility startup and another in a solar energy marketplace. For 2025, the fund's strategic focus remains on acquiring minority stakes, ranging from 10% to 15%. However, it will prioritize companies at more mature stages, such as Series A and B.
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
Regarding Distributed Generation, we finish implementation in 2024 three solar projects in Paraná, that are fully operational. These projects aim at providing energy compensation for our clients and involve a total capacity of 15 MW. Additionally, we have a stake in the Solar Paraná photovoltaic plants, holding a 49% share.
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
The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	2024	2023	2022
Transmission lines (km):
230 kV and 500 kV	3,698	3,698	3,698
138 kV	7.2	7.2	7.2
Distribution lines (km):
230 kV	—	—	—
138 kV	7,091	6,767	6,652
69 kV	776	778	767
34.5 kV	92,588	90,902	89,356
13.8 kV	114,315	112,871	111,358
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(1)	27,797	27,374	27,391.0
Generation (step up) substations	7,153	7,153	6,691.0
Distribution substations (34.5 kV)	1,695	1,639	1,646.0
Distribution transformers	16,260	17,222	15,138
Total energy losses(2)(3)	—	7.8%	7.6%

(1)This figure includes transformers with primary tensions of 69 kV and 138 kV which belong to Copel Distribuição but are implemented in 230 kV and 525 kV substations, which belong to Copel Geração e Transmissão.
(2)Percentage of losses on the energy injected in the distributor (technical and non-technical losses on injected energy). Does not consider losses in the basic grid.
(3)For a better representation and comparison of the percentage of losses, we considered the percentage obtained by dividing the total amount of technical and non-technical losses by the energy injected into the Copel Distribuição´s grid. This percentage may be compared to other companies and has a more accurate physical meaning as it utilizes the database of measured data and not information taken from agreements of the period being analyzed.

Form 20-F 25FY24 | COPEL and Subsidiaries | 36

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Transmission
Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Two companies, Centrais Elétricas Brasileiras S.A. (Eletrobras) and its wholly-owned subsidiary Eletrobras CGT Eletrosul, also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. We, like all other companies that own transmission facilities, are required to allow third party access to its transmission facilities in exchange for compensation at a level set by ANEEL.
Currently, we carry out the operation and maintenance of 3,704 km of transmission lines, 43 substations in the State of Paraná and two substations in the State of São Paulo. In addition, we have partnerships with other companies to operate 5,980 km of transmission lines and eight substations through SPCs.
The table below sets forth information regarding our transmission assets in operation in December 31, 2024:

Subsidiary / SPC	Transmission Lines	TL Extension(km)(3)	Number of Substations	Concession Expiration Date	Our Ownership	APR(¹) (R$ million)
COPEL GeT	Main Transmission Concession(1)	2,129	35	January 2043	100%	665.2
COPEL GeT	TL Bateias - Jaguariaiva	137	—	August 2031	100%	17.0
COPEL GeT	TL Bateias - Pilarzinho	32	—	March 2038	100%	2.8
COPEL GeT	TL Foz - Cascavel Oeste	117	—	November 2039	100%	16.6
COPEL GeT	Cerquilho III Substation	—	1	October 2040	100%	7.3
COPEL GeT	TL Londrina – Figueira C2 Foz do Chopim – Salto Osório	102	—	August 2042	100%	8.1
COPEL GeT	TL Assis – Paraguaçu Paulista C1 and C2 Paraguaçu Paulista II Substation	83	1	February 2043	100%	11.7
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January 2044	100%	13.3
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September 2044	100%	13.5
COPEL GeT	TL Assis – Londrina	122	—	September 2044	100%	28.1
COPEL GeT	TL Araraquara II – Taubaté	334	—	October 2040	100%	45.3
COPEL GeT	TL Baixo Iguaçu – Realeza TL Baixo Iguaçu – Cascavel Oeste TL Curitiba Centro – Uberaba TL Curitiba Leste – Blumenau Medianeira Norte Substation Curitiba Centro Substation Andirá Leste Substation Baixo Iguaçu Substation	255	4	April 2046	100%	160.9
Uirapuru (Copel GeT – 100%)	TL Ivaiporã - Londrina	122	—	March 2035	100%	27.0
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	January 2042	100%	19.7
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste Curitiba Leste Substation	29	1	May 2042	100%	28.3
Subtotal Copel GeT		3,704	45			1,064.7
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May 2042	49.0%(2)	17.4
Integração Maranhense	TL Açailandia-Miranda II	365	—	May 2042	49.0%(2)	25.6
Matrinchã	TL Paranaíta - Ribeirãozinho	2,033	4	May 2042	49.0%(2)	138.8
Guaraciaba	TL Ribeirãozinho - Marimbondo	930	1	May 2042	49.0%(2)	71.7
Paranaíba	TL Barreiras II - Pirapora II	967	—	May 2043	24.5%(2)	47.7
Cantareira	TL Estreito – Fernão Dias	656	—	September 2044	49.0%(2)	70.7
Mata de Santa Genebra	TL Araraquara II - - Itatiba TL Araraquara 2 - Fernão Dias– TL Bateias - Itatiba	887	1	May 2044	50.1%(2)	161.1
Subtotal SPCs		5,980	8			532.6
Total		9,685	53			1,597.4

(1)Our main transmission concessions encompass several transmission lines. Proportionate to our stake in the enterprise. Amounts relating to the 2024-2025 cycle (pursuant to REH 3,348/2024), without taking into account the adjustment parcel (PA). Considers assets that were operational on December 20, 2024.
(2)Refers to the equity interest held by Copel Geração e Transmissão.
(3)Considers double circuits.

Form 20-F 25FY24 | COPEL and Subsidiaries | 37

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:
Authorization Resolution 9,219/2020: implementation of reinforcements in the 230 kV Guaíra substation, with an investment of approximately R$44.9 million and APR of approximately R$6.8 million, with the start of commercial operations in October 2024.
Authorization Resolution 10,688/2021: implementation of reinforcements in the 230 kV CIC substation, with an investment of approximately R$24.4 million and APR of approximately R$3.7 million, with the start of commercial operations in April 2024.
Authorizing Resolution n.º 12,638/2022: implementation of reinforcements in the 230 kV Campo do Assobio substation, with an investment of approximately R$65 million and APR of approximately R$9.7 million, as from the start of commercial operation, which Aneel expects to be November 2025.
Authorizing Resolution n.º 12,892/2022: recapacitation of the 230 kV Gralha Azul - Umbará transmission line, with an investment of approximately R$8.1 million and APR of approximately R$1.3 million, with the start of commercial operations in December 2024.
Authorizing Resolution No. 13,573/2023: sectioning of the 230 kV Cascavel – Salto Osório C1 transmission line at the Foz do Chopim substation, with the implementation of a double circuit section between the sectioning point and the Foz do Chopim substation and two input modules line at the Foz do Chopim substation, with a total investment of around R$25.5 million and APR of approximately R$4.0 million, from the start of commercial operation, whose deadline predicted by Aneel is February 2026.
Authorizing Resolution No. 14,531/2023: major improvements (replacement of transformers and reactors) at the Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul and Uberaba substations, with a total investment of around R$135.5 million and APR of approximately R$22.5 million, upon entry into commercial operation of the projects, whose deadline set by Aneel is May 2026.
Authorizing Resolution No. 14,711/2023: implementation of reinforcements at the 230 kV Umuarama Sul substation, owned by Costa Oeste Transmissora de Energia S.A., a wholly owned subsidiary of Copel GeT, with an investment of around R$33.9 million and a APR of approximately R$4.5 million, upon entry into commercial operations, the deadline set by Aneel is November 2025.
Dispatch No. 1,373/2024-SCE/Aneel: implementation of reinforcements at the 230 kV Campo Mourão substation, with an investment of approximately R$ 34.4 million and an APR of about R$ 5.6 million, effective from the start of commercial operation, which is scheduled by Aneel for November 2026.
Dispatch No. 3,014/2024-SCE/Aneel: implementation of reinforcements at the 230 kV Realeza Sul substation, with an investment of approximately R$ 9.0 million and an APR of about R$ 1.2 million, effective from the start of commercial operation, which is scheduled by Aneel for April 2027.
Authorizing Resolution No. 15,532/2024: implementation of reinforcements at the 525 kV Curitiba Leste substation, granted to Marumbi Transmissora de Energia S.A., a wholly-owned subsidiary of Copel GeT, with an investment of approximately R$ 47.1 million and an APR of about R$ 6.4 million, effective from the start of commercial operation, which is scheduled by Aneel for April 2027.

Form 20-F 25FY24 | COPEL and Subsidiaries | 38

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Distribution
Our distribution system consists of a widespread grid of overhead lines and substations with voltages up to 138 kV assets. Higher Voltage electricity is supplied to bigger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2024, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 5.2 million customers.
Our distribution grid includes 214,770 km of distribution lines, 479,641 distribution transformers and 237 distribution substations of 34.5 kV, 36 substations of 69 kV and 130 substations of 138 kV. During 2024, 88,316 new captive customers were connected to our grid, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.
We have three captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 4,222 MWh in 2024.
We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.
On October 16, 2019, Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel.” The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of up to R$3.9 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately twenty-five 25,000 kilometers of power grids and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project. The “Transformation Program” project reached by December 2024, 20,540 km of power grids and 1,029,347 smart meters installed.
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
Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 9.0% of the total energy amount available in 2024, being (i) 1.1% related to losses in the basic grid, (ii) 5.6% of technical losses and (iii) 2.3% of non-technical losses.
ANEEL grants the transfer of all energy losses to the final customers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a civil year, and thereby we will know the result just in the next tariff adjustment, in June 2025. But our simulation indicates that in the fiscal year, from January through December 2024, we will have all losses transferred to the final customers.

Form 20-F 25FY24 | COPEL and Subsidiaries | 39

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Quality of supply indicator	2024	2023	2022
DEC – Duration of outages per customer per year (in hours)	7h55min	7h51min	7h59min
FEC – Frequency of outages per customer per year (number of outages)	5.36	5.21	5.29
We comply with the quality indicators defined by ANEEL for 2024, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 8 hours and 8 minutes of outages per customer per year, and a total of 5.36 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer causes a reduction of the amount we can charge such Final Customer in future periods.
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

Source	2024	2023	2022
Itaipu
Volume (GWh)(1)	4,553	4,762	5,272
Cost (R$ millions)	990.0	980.3	1,461.0
Average Tariff (R$/MWh)	217.44	205.90	227.12
Angra
Volume (GWh)	856	872	928
Cost (R$ millions)	296.7	295.5	317.4
Average Tariff (R$/MWh)	346.61	338.88	342.03
CCGF
Volume (GWh)	3,914	4,568	5,901
Cost (R$ millions)	686.3	723.6	755.2
Average Tariff (R$/MWh)	175.34	158.41	127.98
Auctions in the regulated market
Volume (GWh)(2)	13,812	13,142	12,354
Cost (R$ millions)(3)	3,250.0	2,754.6	2,465.9
Average Tariff (R$/MWh)	235.30	209.60	199.60

(1)According to ANEEL Homologatory Resolution No. 3,296/2023, rectified.
(2)These numbers do not include assignments related to MCSD-EN and MVE.
(3)These numbers do not include short-term energy purchased through the CCEE.
Itaipu
We purchased 4,553 GWh of electricity from Itaipu in 2024, which constituted 7.5% of our total available electricity in 2024 and 18.8% of Copel Distribuição’s total available electricity in 2024. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and were set at US$17.66 per kW in 2024.

Form 20-F 25FY24 | COPEL and Subsidiaries | 40

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
In 2024, we paid an Average Tariff of R$ 217.44/MWh for energy from Itaipu, compared to R$ 205.90/MWh in 2023. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.
ANGRA
Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” As a result, Copel Distribuição was legally required to purchase 856 GWh from Angra in 2024, 872 GWh from Angra in 2023 and 928 GWh from Angra in 2022.
Assured Energy Quota Contract – CCGF
Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribução was legally required to purchase 3,914 in CCGF contracts in 2024, 4,568 in CCGF contracts in 2023 and 5,901 GWh in CCGF contracts in 2022.
Auctions in the Regulated Market
In 2024, we purchased 13,812 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 58% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.”
Sales to Captive Customers
During 2024, we supplied approximately 97% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 5.2 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2024, the total power consumption of our Captive Customers was 21,285 GWh, a 5.5% increase as compared to 20,173 GWh during 2023.

Categories of purchaser	2024	2023	2022
	(GWh)
Industrial customers	1,718	1,941	2,102
Residential	9,887	8,888	8,212
Commercial	4,782	4,520	4,295
Rural	2,507	2,352	2,357
Other(1)	2,391	2,472	2,404
Total(2)	21,285	20,173	19,370

(1)Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2)Total GWh does not include our energy losses.

Form 20-F 25FY24 | COPEL and Subsidiaries | 41

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Sales to Free Customers
We operate in the ACL through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2024, we had 1,529 Free Customers of our energy trading company, representing 8.4% of our consolidated operating revenue and 16% of the total quantity of electricity sold by us. During 2024, the total power consumption of our Free Customers was 10,565 GWh, a 11,1% decrease as compared to 11,886 GWh during 2023.

Categories of purchaser	2024	2023	2022
	(GWh)
Industrial customers	8,914	9,737	9,402
Commercial	1,651	2,149	2,096
Total	10,565	11,886	11,498
The following table sets forth the number of our final customers, considering both Captive and Free Customers, in each category as of December 31, 2024.

Category	Number of Final Customers
Industrial	68,247
Residential	4,300,335
Commercial	446,222
Rural	314,508
Other(1)	56,539
Total	5,185,851

(1)Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.
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
ANEEL revises our tariffs annually, usually in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects—Overview—Rates and Prices.”

Form 20-F 25FY24 | COPEL and Subsidiaries | 42

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The following table sets forth the Average Tariffs for each category of Final Customer.

Tariffs(1)	2024	2023	2022
	(R$/MWh)
Industrial	512.65	555.58	506.44
Residential	544.13	551.81	530.23
Commercial	569.45	619.93	598.00
Rural	555.82	606.40	570.28
Other customers	594.97	462.82	407.55
Retail supply average tariff	594.01	618.52	583.46

(1)(i) Considers December as the reference month; (ii) Net revenue from “electricity sales to final customers” and “Use of the main distribution and transmission grid”; and (iii) Does not consider tariff flags.
Low-income Residential Customers. Under Brazilian law, we are required to provide reduced rates to certain low-income residential customers. In December 2024, we served approximately 600,000 low-income residential customers. For servicing these customers, in 2024 we received R$190 million in compensation from the Brazilian government, which was approved by ANEEL. Additionally, the State of Paraná, through the Energia Solidária program established by State Law 20,943/2021, covers the electricity bills of low-income families eligible for the Social Electricity Tariff, provided their monthly consumption does not exceed 150 kWh. In December 2024, this initiative benefited 315,720 families, with the State of Paraná contributing R$ 130.8 million.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 43

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 44

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
In 2020, in the scope of the tariff review process for the contracts extended under Law No. 12,783/2013, holders of assets belonging to RBSE had their review ratified in June 2020 despite originally being scheduled for 2018, due to a two-year delay and the retroactive effects of REN 880/2020 on the 2018 tariff year. For us, this process was ratified through Homologation Resolution No. 2,715/2020 for concession agreement No. 060/2001, granted to Copel GeT. During review process, ANEEL decided that starting on the 2020/2021 cycle, the renumeration portion of the RBSE would be calculated by the cost of equity (“CoE”) as provided for in Ordinance MME No. 120/2016. The value not received during the three previous cycles (2017-2020) will be incorporated into the next three cycles (2020-2023) by the means of an Adjustment Installment (Parcela de Ajuste).
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
On July 12, 2022, ANEEL, through Homologation Resolution No. 3067/2022, established the readjustment of the Allowed Annual Revenues (“APR”) for electric power transmission concessionaires for the 2022-2023 cycle, effective from from July 1, 2022 to June 30, 2023. According to the resolution, the APR of the transmission concessions of Copel Geração e Transmissão for the 2022/2023 cycle is R$849.2 million, of which R$824.2 million correspond to the APR of assets in operation. Also, considering the approved APR for the SPCs in which Copel Geração e Transmissão has a 100% shareholding, the total APR value is R$921.9 million, of which R$896.9 million correspond to the APR of assets in operation. Throughout 2022, some reinforcements authorized by Aneel for Concession Contracts 060/2001 and 006/2008 were considered and, therefore, the APR of assets in operation was increase to R$901.3 million.
In Dispatch No. 402/2023, issued on March 3, 2023, ANEEL postponed the 2023 Periodic Tariff Review of the Annual Permitted Revenue (APR) for transmission concessionaires under Law No. 12,783/2013.
Homologatory Resolution No. 3,216/2023, published on July 7, 2023, set the Annual Permitted Revenue (APR) for the period from July 1, 2023, to June 30, 2024 (2023-2024 cycle), covering facilities managed by transmission companies. For Copel GeT, the approved APR for the 2023-2024 cycle is R$1.561 billion, broken down as follows: R$975.98 million for concessions fully owned by Copel GeT; R$73.2 million for SPEs fully owned by Copel GeT; and R$512.55 million for concessions with partial ownership by Copel GeT.
With Resolution No. 3,344/2024, Aneel approved the results of the 2023 tariff reviews of the concession contracts extended under Law No. 12,783/2013. For Copel GeT’s Concession Agreement No. 060/2001, the repositioning was -8.39%, largely due to the reduction in the Annual Permitted Revenue (APR)value referring to the RBSE economic component, affected by depreciation and write-offs in the 2018-2023 tariff cycle.
Resolution No. 3,348/2024, published on 19/07/2024, established the APR for the provision of facilities under the responsibility of transmission companies, for the period from 01/07/2024 to 30/06/2025 (2024-2025 cycle). For Copel GeT, the APR approved for the 2024-2025 cycle is R$ 1,595 million, with the following breakdown: R$ 987.2 million for 100% Copel GeT concessions; R$ 75 million for 100% Copel GeT SPEs; R$ 532.6 million for concessions with Copel GeT participation.

Form 20-F 25FY24 | COPEL and Subsidiaries | 45

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Additionally, ANEEL authorized us to carry out reinforcement works expected to be operational by 2026 and 2027. These works should add approximately 6.9 million to the APR.
The table below shows our APR (R$ million) for the last three cycles of transmission lines over which we hold a 100% ownership in December 31, 2024:

Contract	Transmission Line / Substation	Jul. 2024 Jun. 2025	Jul. 2023 Jun. 2024	Jul. 2022 Jun. 2023
			APR (R$ million)
060/2001	Main Transmission Concession(1)	665	661.3	524.4
075/2001	Bateias – Jaguariaiva	17.0	16.8	17.6
006/2008	Bateias – Pilarzinho	3	3.6	3.4
027/2009	Foz do Iguaçu - Cascavel Oeste	17	16.0	15.4
015/2010	Cerquilho III	7.3	7.0	6.7
022/2012	Foz do Chopim – Salto Osório Londrina – Figueira C2	8.1	7.7	7.5
002/2013	Assis — Paraguaçu Paulista II C1 and C2 SE Paraguaçu Paulista II	11.7	12.2	11.8
005/2014	Bateias - Curitiba Norte SE Curitiba Norte	13.3	12.8	12.4
021/2014	Foz do Chopim - Realeza	13.5	13.0	12.5
022/2014	Assis – Londrina	28.1	27.1	26.1
010/2010	Araraquara 2 – Taubaté	45.3	43.6	41.9
006/2016	TL Baixo Iguaçu - Realeza; TL Baixo Iguaçu - Cascavel Oeste; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; SE Baixo Iguaçu; Demais Seccionamentos	160.9	154.8	148.9
002/2005	Uirapuru	27.0	26.9	28.2
001/2012	Costa Oeste	19.7	19.0	18.3
008/2012	Marumbi	28.3	27.3	26.2
Total		1,064.7	1,049.2	901.3

(1)Our main transmission concessions encompass several transmission lines.

Form 20-F 25FY24 | COPEL and Subsidiaries | 46

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 47

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Generation Concessions
Of the 18 hydroelectric plants we operated in 2024, 14 were operated under the generation concession contracts that were in force prior to the 2013 Concession Renewal Law, and five were operated in accordance with the 2013 Concession Renewal Law (HPP Capivari Cachoeira, HPP Chopim I, HPP Marumbi, HPP Mauá and HPP Colíder). In 2013, 12 of the 13 hydro and thermoelectric generation concessions operated by us in 2013 (exception made only to HPP Rio dos Patos) were extended pursuant to the old regime and could be renewed again under the 2013 Concession Renewal Law. However, at the time the 2013 Concession Renewal Law was enacted, we elected not to renew the following generation concessions: Rio dos Patos (2014), Mourão I (2015), Chopim I (2015) and Capivari Cachoeira (2015), all of which had remaining terms of 60 months or less. Please see below for further information on each of these concessions.
HPP Foz do Areia. Copel Geração e Transmissão did not elect to renew the original concession pursuant the 2013 Concession Renewal Law for the HPP Foz do Areia (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the HPP Foz do Areia for 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (“F.D.A”) on March 3, 2020, and, on the same date, requested a new concession from the MME pursuant to Federal Decree no. 9,271/2018, amended by Federal Decree No. 10,135/2019 and No. 10,893/2021, which allows this renewal associated with the privatization of the concession holder, within 12 months of the end of the term. On December 23, 2022, Decree No. 9,271 was further amended by Decree No. 11,307, to also enable the renewal of grants by privatization of a holder through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder. We have requested the MME for the full renewal of the concessions for our plants HPP Foz do Areia, HPP Segredo, and HPP Caxias, maintaining 100% participation. Our privatization enabled us to request the full renewal of the concessions for the Hydroelectric Plants HPP Foz do Areia HPP, HPP Segredo, and HPP Salto Caxias for 30 years from the signing of the new concession contract. The payment of the respective grant bonuses, stipulated at R$3,719.4 million according to Interministerial Ordinance of the Ministries of Mines and Energy and Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the Selic pro rata die rate on the value of the grant bonus from January 1, 2024, until the effective payment. ANEEL approved the draft of the new concession agreements through Order No. 2,065/2023 Copel GeT and ANEEL entered into Concession Contract 01/2024 to renew the HPP Foz do Areia concession grant in November 19, 2024.
HPP Rio dos Patos. The concession of HPP Rio dos Patos was terminated and not submitted to a further bidding process due to the lack operational conditions.

Form 20-F 25FY24 | COPEL and Subsidiaries | 48

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
HPP Chopin I. As the installed capacity of HPP Chopin I also does not exceed 5,000 kW, the concession regime of this plant has been changed to a registration in our favor, valid for an indefinite term. In addition, pursuant to the same statute, we may notify the granting authority of our intention to extend: (i) in 2024, the concession of HPP Apucaraninha; and (ii) in 2025, the concessions of HPP Guaricana and HPP Chaminé. We have already requested ANEEL the renewal of HPP Apucaraninha for 30 years under Law n° 12,783, and plan to request renewals for HPP Guaricana and HPP Chaminé.
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
Concessions for generation projects granted after December 11, 2003 were not affected by the 2013 Concession Renewal Law and are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a new competitive bidding process. In 2019, we had three (3) hydroelectric plants operating in this condition (HPP Mauá, HPP Colíder and HPP Baixo Iguaçu). HPP Colíder is no longer under the Company’s operation in view of the asset swap transaction with Eletrobrás.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 49

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
In 2024, we entered into new thirty-year concession agreements for the HPPs Foz do Areia, Salto Caxias e Segredo, in accordance with Federal Decree No. 9,271/2018, which does not provide for extensions. We also submitted a renewal request for HPP Apucaraninha under Law n° 12,783.
The following tables sets forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date(5)
Foz do Areia	November 2024	November 2054	Not extendable	November 2054
Apucaraninha	October 1975	October 2005	April 2003	January 2027
Guaricana	August 1976	August 2006	August 2005	July 2028
Chaminé	August 1976	August 2006	August 2005	August 2028
Segredo	November 2024	November 2054	Not extendable	November 2054
Derivação do Rio Jordão	November 1979	November 2009	September 2009	June 2032
Salto Caxias	November 2024	November 2054	Not extendable	November 2054
Mauá(1)	June 2007	July 2042	Not extendable	June 2049
Colíder(1)	January 2011	January 2046	Not extendable	January 2046
Cavernoso II	February 2011	February 2046	Not extendable	December 2050
Baixo Iguaçu	August 2012	August 2047	Not extendable	December 2049
SHP Bela Vista(2)	May 2007	January 2041	Extendable	January 2041

(1)Acquired in December 2024 from Eletrobrás. See”ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure”
(2)In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia, who holds t ANEEL Auction No. 003/2018 for SHP Bela Vista. The commercial operations of generation units 1, 2 and 3 began in June 2021, July 2021, August 2021 and June 2023 respectively.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

(1)On October 30, 2023, a request was submitted to the Granting Authority to withdraw the request to extend the concession for this plant. On October 30, 2023, a request was submitted to the Granting Authority to withdraw the request to extend the concession for this plant. In December 9, 2024, we requested ANEEL the termination of the concession and exemption from the reversal of assets.

Form 20-F 25FY24 | COPEL and Subsidiaries | 50

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

Wind Plants	Initial concession date	First expiration date
Asa Branca I	April 2011	April 2046
Asa Branca II	May 2011	May 2046
Asa Branca III	May 2011	May 2046
Eurus IV	April 2011	April 2046
Santa Maria	May 2012	May 2047
Santa Helena	April 2012	April 2047
Ventos de Santo Uriel	April 2012	April 2047
Boa Vista	April 2011	April 2046
Farol	April 2011	April 2046
Olho D’Água	June 2011	June 2046
São Bento do Norte	May 2011	May 2046
Cutia	January 2012	January 2042
Guariju	January 2012	January 2042
Jangada	January 2012	January 2042
Maria Helena	January 2012	January 2042
Palmas	September 1999	September 2029
Potiguar	May 2015	May 2050
Esperança do Nordeste	May 2015	May 2050
Paraíso dos Ventos do Nordeste	May 2015	May 2050
São Bento do Norte I	August 2015	August 2050
São Bento do Norte II	August 2015	August 2050
São Bento do Norte III	August 2015	August 2050
São Miguel I	August 2015	August 2050
São Miguel II	August 2015	August 2050
São Miguel III	August 2015	August 2050
Jandaíra I	April 2020	April 2055
Jandaíra II	April 2020	April 2055
Jandaíra III	April 2020	April 2055
Jandaíra IV	April 2020	April 2055
Vila Maranhão I	January 2019	January 2054
Vila Maranhão II	January 2019	January 2054
Vila Maranhão III	January 2019	January 2054
Vila Ceará I	January 2019	January 2054
Ventos de Vila Mato Grosso I	December 2019	December 2054
Aventura II(1)	June 2018	June 2053
Aventura III(1)	June 2018	June 2053
Aventura IV(1)	June 2018	June 2053
Aventura V(1)	June 2018	June 2053
Santa Rosa e Mundo Novo I(2)	June 2018	June 2053
Santa Rosa e Mundo Novo II(2)	June 2018	June 2053
Santa Rosa e Mundo Novo III(2)	June 2018	June 2053
Santa Rosa e Mundo Novo IV(2)	June 2018	June 2053
Santa Rosa e Mundo Novo V(2)	June 2018	June 2053

(1)Aventura Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023.
(2)Santa Rosa e Mundo Novo Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 51

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The following table sets forth information relating to the terms of our generation hydroelectric plants which, once respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

Hydroelectric Plants(1)	Initial concession date	First expiration date	Final expiration date
Chopim I	March 1964	July 2015	Indefinitely
São Jorge	December 1974	July 2026	—
Cavernoso	January 1981	June 2033	—
Melissa	May 2002	Indefinitely	—
Pitangui	May 2002	Indefinitely	—
Salto do Vau	May 2002	Indefinitely	—
Marumbi	March 1956	May 2018	Indefinitely

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
We also have ownership interests in 11 other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2024.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	August 1998	September 2037	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	May 2040	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	June 2040	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinetely	—
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinetely	—

HPP Arturo Andreoli	Foz do Chopim Energética	April 2000	July 2034	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Reduto	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Santo Cristo	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP São João	São Miguel do Gostoso I	March 2012	March 2047	Possible
Additionally, we hold a stake in the Solar Paraná photovoltaic plants. This venture operates in the distributed generation sector, meaning it is not classified as a generation project subject to authorization, concession, and registration, and it does not trade energy in the Electric Energy Trading Chamber (CCEE).

Form 20-F 25FY24 | COPEL and Subsidiaries | 52

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Transmission Concessions
Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 67.1% of our transmission revenues in 2024 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in January 2043.
In addition, in 2024, an aggregate of 32.9% of our transmission revenues derived from 11 other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period. However, Decree No. 11,314, of 12/28/2022 regulates the bidding and extension of public electricity transmission service concessions at the end of their term, and determines that the concessions will be subject to bidding, using the criterion of the lowest Annual Permitted Revenue (Receita Anual Permitida). Concessions may be extended if the bidding process is unfeasible or would harm the public interest, provided that the concessionaire applies to ANEEL at least 36 months before the end of the contractual term.
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
We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2024:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Umuarama – Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May,2072
Açailândia – Miranda II	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Curitiba – Curitiba Leste	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Itatiba – Bateias	Mata de Santa Genebra Transmissora S.A	May 2014	May 2044	Possible	May 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September 2014	September 2044	Possible	September 2074
Ivaiporã – Londrina	Uirapuru Transmissora de Energia S.A.	March 2005	March 2035	Possible	March 2065

Form 20-F 25FY24 | COPEL and Subsidiaries | 53

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
The table below presents the economic and financial and quality indicators established for the last seven (7) years.

	Economic and Financial Indicators	Quality Indicators(1)		Quality Performed
Year	Indicator	DECi(2)	FECi(2)	DECi(2)	FECi(2)
2017	EBITDA(3) ≥ 0	12.54	12.54	12.54	12.54
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24	10.29	6.20
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74	9.10	6.00
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6) )	9.83	7.24	7.81	5.55
2021	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.29	6.84	7.20	4.76
2022	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.19	6.80	7.98	5.29
2023	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.69	6.39	7.85	5.20
2024	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.36	5.94	7.92	5.35

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
(5)As calculated according to ANEEL regulations.
(6)Selic base rate: limited to 12.87% per year.
(7)Limited to 9.009 % per year if it exceeds this percentage, and to 6.006 % if it falls under said percentage.

Form 20-F 25FY24 | COPEL and Subsidiaries | 54

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Since 2023, free customers are costumers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small hydroelectric power plants, biomass projects, solar plants and others.
In 2024, the customers classified as group A with a demand below 500kw can also choose to be supplied by other means of alternative sources (Ordinance 50/2020 MME). As of December 31, 2024, we had 1,529 Free Customers of our energy trading, representing approximately 50% of our consolidated operating revenue and approximately 45.6% of the total quantity of electricity sold by us.
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
On June 2021, a study was published by the Empresa de Pesquisa Energética (“EPE”) projecting a 30 GW growth on Generation Distribution in the next 10 years. Generation Distribution refers to the generation of eletricity close to or within the consumer site, and can involve any power, technology or energy source. In early 2022, the government adopted a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022), which established different categories of energy distribution, the creation of the Electric Energy Compensation System (Sistema de Compensação de Energia Elétrica – “SCEE”) and the Social Renewable Energy Program (Programa de Energia Renovável Social – “PERS”).
In June 2024, the Energy Research Company (Empresa de Pesquisa Energética or “EPE”) released a booklet on micro and mini generation as part of the studies for the development of their 2034 Ten-Year Energy Plan, indicating that the country has the potential to reach 58.8 GW of installed capacity in distributed generation by the end of 2034, with the possibility of even exceeding 70 GW in its upper bound scenario. The expansion of Generation Distribution services can adversely affect the demand of electricity and therefore impact the eletricity sector and the distribution concessionaires as a whole in the long-term.

Form 20-F 25FY24 | COPEL and Subsidiaries | 55

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Environmental, Social and Governance
We have been working to improve our environmental, social and governance practices and to integrate sustainability into our business through a comprehensive approach, based on systemic planning and execution, prioritizing risk and impact management and establishing a positive social, economic and environmental legacy in the communities where we operate. We also work to add value to our business by engaging with sustainable companies, which we believe are better prepared to manage economic, social and environmental risks.
As signatories of the Global Compact since 2000, we are committed to sustainability. As a founding member of the Global Compact Brazil Network Committee (Comitê da Rede Brasil do Pacto Global), created in 2003, we support the movement to disseminate the principles of the Global Compact in promoting effective and consistent links between governments, companies and social organizations in the face of social, environmental and economic challenges for sustainable development, as well as raising awareness among other Brazilian companies to engage and adopt corporate citizenship as a standard for managing their businesses.
We focus our business efforts on achieving better results in line with the Brazilian Electricity Sector’s priority Sustainable Development Goals (Objetivos de Desenvolvimento Sustentável, or SDGs), namely: 7 (Affordable and Clean Energy), 8 (Decent Work and Economic Growth), 9 (Industry, Innovation and Infrastructure), 11 (Sustainable Cities and Communities) and 13 (Climate Action). In addition, reinforcing our social commitment, we have been part of SDG 4 (Quality Education) since 2022. In 2024, for the 18th time, we were included in [B]³’s ISE - Corporate Sustainability Index portfolio, highlighting our commitment to ESG.
Our Board of Directors reviewed and approved the materiality process, established in 2023, revalidated in 2024, including one of the largest stakeholder consultations we ever carried out. Material topics are crucial to our strategic planning, indicating priorities for actions to be implemented in all areas and operations. They serve as important guidelines and contribute directly to our risk management. For the first time, we carried out a double materiality assessment, in line with best market practices. This approach considers ESG aspects alongside financial aspects, strengthening our corporate strategy. Ten material topics were defined: Corporate Governance; Economic and Financial Performance; Customer Satisfaction; Environmental Commitment; Social Commitment; People Management; Well-being, Health and Safety for the Workforce; Transformation of the Energy Sector; Safety of the Population; and Sustainable Supplier Management.
Environmental
Our activities in the construction and operation of electricity generation, transmission and distribution are subject to federal, state and municipal environmental regulations. We believe that we are in compliance with all material environmental regulations and, since the publication of Conama Resolution 01/1986, we have prepared Environmental Impact Studies to support our environmental licensing requests for projects subject to this broad licensing process by federal, state and municipal regulations.
All our activities follow our Sustainability Policies, which integrate corporate planning and sustainability management to optimize our financial, social and environmental performance. In addition, our activities follow the guidelines for mitigating greenhouse gas emissions and improving our business, assessing risks and opportunities related to climate change. Since 2008, we have published our annual greenhouse gas inventory using the GHG Protocol methodology.
Our operations are aligned with a low-carbon economy. Our shares are part of [B]³'s Carbon Efficient Index (ICO2) portfolio, demonstrating our commitment to the transparency of our emissions. We have made progress in Climate Change Management, where we maintain an A Score from the CDP (Carbon Disclosure Program), one of the main initiatives in the financial sector aimed at reducing companies' greenhouse gas emissions.
Our Carbon Neutrality Plan aims to neutralize the Scope 1 GHG emissions of the assets over which we have operational control, by reducing and offsetting residual emissions by 2030. All these efforts have enabled Copel to achieve 100% electricity generation from renewable sources, mostly hydroelectric, in 2024.
Our main strategic driver has become expanding our market share and becoming a benchmark in the generation, transmission, distribution and sale of renewable and sustainable energy. To achieve this goal, we have made significant commitments to decarbonize our businesses, further integrate the segments in which we operate to capture synergies and achieve scale in products and services with discipline in capital management.

Form 20-F 25FY24 | COPEL and Subsidiaries | 56

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Social
Our social responsibility is present both in the communities impacted by our business and in our internal actions. Our Sustainability Policy - Chapter 5 “Private Social Investment” guides our donations and contributions - voluntary and non-voluntary - in order to maximize positive impacts.
Our main social programs include Cultivate Energy (Cultivar Energia), which implements community gardens under power transmission lines; the EletriCidadania Corporate Volunteering Program, which encourages our employees to contribute to social causes; the Human Rights Program; and the EducaODS Program, which promotes actions to comply with the 2030 Agenda and the Voluntary Commitments made by Copel.
We also support vulnerable communities through initiatives such as Empowering Refugees Women (Empoderando Refugiadas), promoted in partnership with UN Women, UNHCR and the Global Compact, which aims to increase the employability of migrant and refugee women. This collaboration was carried out with the participation of Copel volunteers, consolidating our active role in global causes.
Our work has been recognized for its relevance and impact. The EletriCidadania Program was awarded in 2024 in the “Best Practices in Volunteer Management in Companies” category at the VOL Awards, standing out among the most innovative and effective corporate initiatives. This recognition reflects our commitment to bringing together sustainability, social responsibility and inclusion, consolidating us as a socially responsible company committed to sustainable development.
Internally, our actions are guided by the People Management Policy and best practices in safety, health and quality of life In 2021, we revised our Human Rights Policy, which is currently a specific chapter of our Sustainability Policy, whose guidelines reflect our commitment to preventing, mitigating and remedying risks related to the topic, protecting people's rights. The due diligence work on Human Rights, which began in 2022, continued in 2023 with training and the establishment of internal policies. This resulted in the identification of potential risks throughout the value chain, contributing to the improvement of our practices. In 2024, we acquired a new virtual course from a consultancy specializing in the subject, which remains available on the corporate university platform for all our employees and trainees. In addition, we revised our Code of Conduct, which is a clear guide for employees and other stakeholders on how we should act.
We also aim to promote diversity in leadership (40% increase in current female representation - base year 2022) and to achieve zero fatal accidents involving employees and contractors, reinforcing these processes as management priorities. In 2024, there were no cases of occupational diseases involving direct employees. However, there was one fatality resulting from an accident involving an outsourced employee.
Governance
In 2021, we created the Sustainable Development Committee, a permanent statutory body advising the Board of Directors, aiming to keep us among the companies with the best ESG governance practices and actions and guiding our sustainability strategy. In the same year, we implemented initiatives under our Carbon Neutrality Plan, which aims to achieve zero Scope 1 greenhouse gas emissions, among others.
In November 2021, we migrated to the Level 2 special listing segment of the [B]³. This move resulted in several improvements in our corporate governance, consolidating the progress made in recent years. Progress has been made with regard to the creation of other statutory committees and the revision of fundamental policies, such as the Integrity Policy and the Integrated Corporate Risk Management Policy.
Aiming at a balanced and consistent growth, we have improved our capital allocation process. Instruments created between 2021 and 2022 have improved governance for project development and increasingly structured decision-making: the new Investment and Innovation Committee, a permanent advisory body to the Board of Directors, and the approval of the Investment Policy, which establishes the criteria for selecting, evaluating, approving and monitoring investments.
We have adopted best practices to guide and evaluate our performance and compare practices with global and local benchmarks: [B]³’s Corporate Sustainability Index - ISE, Ethos Indicators for Sustainable and Responsible Business Models, Corporate Sustainability Assessment - CSA and other ratings and classifications related to ESG (Environmental, Social and Governance).

Form 20-F 25FY24 | COPEL and Subsidiaries | 57

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Through an annual report, we reinforce our commitment to sustainable development and are accountable for our performance related to economic, social, environmental and governance aspects, the Copel Integrated Report (Relato Integrado Copel). This report follows the international guidelines of the Standards model of the Global Reporting Initiative and the International Integrated Reporting Initiative, and is submitted to independent assurance to guarantee the reliability of the information disclosed.
Understanding the relevance of ESG for all stakeholders, in 2022 we launched our Sustainability Portal (copelsustentabilidade.com/en/), which presents all our ESG information in accessible language.
On August 11, 2023, we ceased to be a state-owned company and became a corporation with dispersed capital and no controlling shareholder. In this context, our new bylaws came into force, which provide for:
•The Golden Share owned by the State of Paraná;
•Exclusion of the rules provided for in the State-Owned Companies Act;
•Barring shareholders or groups of shareholders from exercising votes corresponding to more than 10% of the total votes in any resolution
•Update of the statutory advisory committees to the Board of Directors, including the creation of the People Committee;
•The election of the Board of Directors by the General Meeting, expect for the right to vote separately by shareholders holding preferred shares that meet the requirements set out in article 141, paragraph 4 of the Brazilian Corporation Law
•Composition of our Audit Board of three members, for a one year term, and permitted re-election
•Calculation of reimbursement to dissenting shareholders exclusively on the basis of the book value per share, in accordance with the net equity in the latest financial statements approved by the general meeting; and
•Protect dispersed ownership with our poison pill
In 2023, senior management revised the regulations for the statutory bodies in light of the transformation into a dispersed ownership company and started the People Committee to advise the Board of Directors. This has made it possible to expand the spaces for qualified analysis, knowledge, and discussion of strategic issues to support the board's decisions.
On October 30, 2024, our Extraordinary Shareholder Meeting approved a new amendment of our Bylaws, the first after becoming a public company. After extensive benchmarking, we implemented important updates to our governance, with emphasis on adjusting:
•the powers of the General Shareholder Meeting, (i) enabling it to decide on any matters submitted to it by the Board of Directors; and (ii) strengthening the shareholder powers provided for in Brazilian Corporations Law;
•the composition and nomenclature of senior management, aligning executive functions with the best national and international practices;
•the percentage of independent members on our Board of Directors, which shall be composed of a majority of independent directors
•the composition of the Board of Directors - between 7 and 9 members –structuring it in such a way as to fully meet the demands, such as participation of members in statutory and non-statutory committees, in accordance with the experience required for each;
•the creation of a non-permanent Supervisory Board, in line with the majority of public companies. The installation of the Supervisory Board can be requested by shareholders holding 2% of common shares or 1% of preferred shares, in accordance with CVM Resolution 70/2022; and
•senior management work schedule, to provide for full-time work on an exclusive basis
Our wholly-owned subsidiaries, Copel DIS, Copel GeT, Copel Mercado Livre and Copel SER, also have their own Boards of Directors, focused on guiding and planning each business. Copel DIS and Copel GeT are registered as category B public companies before the CVM. These registrations are part of our strategic planning and are not aimed at issuing shares. These measures also reinforce transparency and governance practices, as well as opportunities to diversify financing sources and optimize our debt profile.

Form 20-F 25FY24 | COPEL and Subsidiaries | 58

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
PROPERTY, PLANT AND EQUIPMENT
Our principal properties consist of the generation facilities described in “Business.” Of the net book value of our total property, plant and equipment as of December 31, 2024 (including construction in progress), generation facilities represented 46.6% (considering Elejor’s value of property, plant and equipment) and wind farms represented 52.4%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.
In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.8 to our audited consolidated financial statements.

Form 20-F 25FY24 | COPEL and Subsidiaries | 59

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
THE EXPROPRIATION PROCESS
Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2024, we estimated our liability related to the settlement of such disputes to be R$112.0 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.

Form 20-F 25FY24 | COPEL and Subsidiaries | 60

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
THE BRAZILIAN ELECTRIC POWER INDUSTRY
General
According to the Decennial Energy Plan - PDE 2034 released by the Empresa de Pesquisa Energética - EPE, the projected installed capacity of electricity generation in Brazil will be 331 GW in December 2034.
As of December 2024, approximately 22% of the installed power generating capacity of Brazil is currently owned by Eletrobras. Through its subsidiaries, Eletrobras is also responsible for approximately 38.49% of the total transmission lines of the National Interconnected System in its basic network. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and Centrais Elétricas de Santa Catarina - CELESC, among others.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 61

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
ENBPar - Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A.
ENBPar is a company linked to the MME, with the purpose of maintaining the operation of nuclear power plants under the Union’s control, maintaining the ownership of the capital stock and the acquisition of the electricity services of Itaipu Binacional, managing the marketing contracts for the energy generated by the projects contracted under the Program of Incentive to Alternative Sources of Electric Energy (Proinfa) and the energy generated by Itaipu, being the Marketing Agent of Itaipu’s Energy. It was created as a result of Federal Decree No. 10,791/2021, based on Law 14,182/2021, which provides for the privatization of Eletrobras and authorizes the Union to establish this public company.
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
The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector:
•In 1995, (i) the Brazilian constitution was amended to authorize foreign investment in power generation; (ii) the Concessions Law was enacted, requiring that all concessions for energy-related services be granted through public bidding processes, providing for the creation of independent producers and Free Customers and granting electricity suppliers and Free Customers open access to all distribution and transmission systems; and (iii) a portion of the controlling interests held by Eletrobras and various Brazilian states in generation and distribution companies were sold to private investors.

Form 20-F 25FY24 | COPEL and Subsidiaries | 62

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In 1998, the Power Industry Law was enacted, providing for, among other things, the creation of the ONS and the appointment of BNDES, a development bank wholly owned by the Brazilian government, as the financing agent of the power industry, especially to support new generation projects.
•In 2001, Brazil faced a serious energy crisis that lasted through February 2002. During this period, the Brazilian government implemented an energy-rationing program in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil. In April 2002, the Brazilian government for the first time implemented the extraordinary tariff adjustment to compensate the electricity suppliers for financial losses incurred as a result of the rationing period.
•In 2004, the Brazilian government enacted the New Industry Model Law (Law No. 10,848), in an effort to further restructure the power industry with the ultimate goal of providing customers with a stable supply of electricity at reasonable prices. The New Industry Model Law introduced material changes to the regulation of the electric energy industry, in order to (i) provide incentives to private and public entities to build and maintain generation capacity, and (ii) ensure the supply of electricity in Brazil at low tariffs through a competitive electricity public bidding process. The key elements of the New Industry Model Law include:
◦Ensuring the existence of two markets: (i) the regulated market, a more stable market in terms of supply of electricity, and (ii) a market specifically addressed to certain participants (i.e., Free Customers and energy-trading companies), called the Free Market, that permits a certain degree of competition vis-à-vis the regulated market.
◦Restrictions on certain distribution activities, including requiring distributors to focus on their core business of distribution activities in order to promote more efficient and reliable services to Captive Customers.
◦Elimination of self-dealing by providing an incentive for distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties.
◦Upholding contracts executed prior to the New Industry Model Law, in order to provide regulatory stability for transactions carried out before its enactment.
•In 2004, Decree No. 5,163 was enacted to govern the purchase and sale of electricity in the regulated market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. This decree includes, among other items, rules relating to auction procedures, the form of power purchase agreements and the mechanism for passing costs through to final customers. Among other matters, this decree:
◦provides for the guidelines under which electricity-purchasing agents must contract their electricity demand. Electricity-selling agents must show that the energy to be sold comes from existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.
◦requires electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to a distribution company (except for hydroelectric power plants with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
◦provides that the MME shall establish the total amount of energy that will be contracted in the regulated market, including the number and the type of generation projects that will be auctioned each year.
◦requires all electricity generation, distribution and trading companies, independent producers and Free Customers to notify MME, by August 1st of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. In advance of each electricity auction, each distribution company is also required to inform MME of the amount of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially Free Customers.

Form 20-F 25FY24 | COPEL and Subsidiaries | 63

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In 2012, the Brazilian government enacted two Provisional Measures that brought important changes to the Brazilian electricity regulatory framework: (i) Provisional Measure No. 577/2012 (converted into Law No. 12,767/2012); and (ii) Provisional Measure No. 579/2012 (converted into the 2013 Concession Renewal Law). Provisional Measure No. 577 established the obligation of the granting authority to render electricity services in the event of termination of an electricity concession, as well as new rules related to the intervention by the granting authority in electricity concessions to ensure adequate performance of Utility services. The 2013 Concession Renewal Law established new rules that changed concessionaires’ ability to renew concession contracts. Under this Law, generation and distribution concessionaires may renew their concession contracts that were in effect as of 1995 and transmission concessionaires may renew their concession contracts that were in effect prior to and as of 1995 for an additional period of 30 years, provided that the concessionaires agree to amend the concession contracts to reflect a new tariff regime to be established by ANEEL. See “—Concessions.”
•In 2013, the 2013 Concession Renewal Law was enacted. This statute changed the nature of the concession agreements for generation facilities existing at the time. Prior to 2013, a generation concessionaire had the right to sell the energy generated by the facilities subject to its concession for profit. In contrast, generation concessions for existing generation facilities (including those renewed pursuant to the 2013 Concession Renewal Law) could no longer grant concessionaires the right to sell the energy generated by these facilities. Instead, these concessions started to cover the operation and maintenance of the generation facilities. The energy generated by these facilities was then allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. In case of generation facilities created after the 2013 Concession Renewal Law, the concessionaire has the right to sell the energy produced by the facility. For further information, see “—Concessions—2013 Concession Renewal Law.”
•In 2015, the Brazilian government enacted Provisional Measure No. 688/ 2015, converted into Federal Law No. 13,203/2015, to revise the allocation of the hydrological risks borne by hydroelectric power plants that share hydrological risks under Energy Reallocation Mechanism. In 2014 and 2015, given poor hydrological conditions, the MRE participants generated less electricity than their assured energies, which was confirmed by a significant decrease of the Generating Scaling Factor (“GSF”), a measurement of the proportion between the electricity generated by the MRE participants and their respective Assured Energy. These generation deficits resulted in losses for the MRE participants given their exposure to hydrological risks. As a consequence, Federal Law No. 13,203 established an optional mechanism that allows each generation plant to transfer these risks to final customers upon payment of a risk premium to the Brazilian government, as well as certain temporary extensions of generation concessions to compensate for losses in 2015. We decided to opt-in with respect to all of Copel GeT´s and Elejor´s eligible Energy Agreements under this new hydrological risk allocation mechanism, which represented approximately 16% of Copel GeT´s total Assured Energy.
•In August 2017, Decree No. 9,143/2017 changed the frequency of the auctions for new energy and authorized the distribution companies to negotiate contracts for the sale of energy in the Free Market to Free Costumers and other agents (generators, marketers, and self-producers), provided that these contracts are linked to excess in energy contracted in auctions.
•In January 2018, Decree No 9,271/2018 regulated the granting of a new energy concession in the event of privatization of an energy generation concession holder that provides public services, in accordance with Law No 9.074, dated July 7, 1995. Pursuant to this decree, the Brazilian government may grant a new concession contract for a period of up to 30 years to the entity that results from a bidding process for the privatization of a concessionaire previously controlled directly or indirectly by a federal, state or municipal governmental entity. This decree determined that the concessionaire shall request a new concession contract during the remaining period of its concession (up to 60 months counted from the end of the concession) This decree was amended in November 2019 pursuant to Decree No 10,135 in order to reduce the deadline for the concessionaire to request the granting of a new agreement, from 60 months to 42 months counted from the end of the concession and required the privatization process to be concluded no later than 18 months prior to the termination of the prior concession. In December 2022, the decree was amended by Decree No. 11,307/2022, in order to contemplate other forms of privatization of the holder of the generation concession in addition to the transfer of share control.

Form 20-F 25FY24 | COPEL and Subsidiaries | 64

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•During 2018, the Brazilian government concluded the privatization of Eletrobras’ distribution companies Companhia Energética do Piauí - Cepisa, Companhia Energética de Rondônia S.A. - Ceron, Companhia de Eletricidade do Acre - Eletroacre, Boa Vista Energia S.A. - Boa Vista Energia, Companhia Energética de Alagoas - Ceal and Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora.
•In December 2019, MME published the Ordinance No. 465/2019, determining that MME will gradually decrease, over the next years, the power limits to contract electric power by customers served at any voltage, allowing them to purchase energy from conventional sources, considering the following schedule: (i) from January 1, 2021: customers with demand equal to or greater than 1,500 kW; (ii) from January 1, 2022: customers with demand equal to or greater than 1,000 kW; and (iii) January 1, 2023: customers with demand of 500 kW or more. Furthermore, by January 31, 2022, ANEEL and CCEE shall present studies on the regulatory measures necessary to allow the opening of the Free Market for customers with electric load below 500 kW.
•In September 2020, Law No. 14,052 (“GSF Law”) was passed, which established new conditions for the renegotiation of hydrological risk of electricity generation, amending Article 2 of Law No. 13,203/2015, among other measures. This procedure was regulated through Normative Resolution No. 895/2020, in which ANEEL established the methodology for calculating compensation to the owners of hydroelectric plants participating in the MRE. It also regulated the repatriation of hydrological risk to equate the issue of GSF and open debts in CCEE to allow for the return of normalcy and greater liquidity in the short-term electricity market, in exchange for the extension of the terms of grants given to hydroelectric plants to up to seven years. The resolution was amended by Normative Resolution No. 945/2021, changing the compensation methodology for plants that renegotiated the hydrological risk under Normative Resolution No. 684/2015. ANEEL later approved the deadlines for the extension of the grant of the plants participating in the MRE through Homologatory Resolutions No. 2,919/2021 and No. 2,932/2021. Those interested in adhering to new mechanism must withdraw from lawsuits related to the mitigation of hydrological risks of the MRE and execute a term of acceptance of such conditions.
•In December 2020, through Normative Resolution No. 905/2020, ANEEL consolidated the rules for Electric Energy Transmission Services in the National Electric System, effective January 1, 2021.
•Additionally, 2020 and 2021 were atypical years due to the COVID-19 pandemic, which required the introduction of various legal and regulatory measures, as highlighted below:
◦In March 2020, Decree No. 6 officially declared a state of emergency in Brazil, effective until December 31, 2020. On the same date, Decree no. 10,282 was released (complemented by Decree No. 10,288/2020), which regulated Law No. 13,979/2020 and dealt with the new COVID-19 measures, including directives regarding the operation of public services and essential activities, specifically the electricity sector and electricity generation, transmission and distribution. By means of Decree No. 117/2020, the MME also established a Crisis Committee within the Ministry’s scope to articulate, coordinate, monitor, guide and supervise the measures and actions taken against COVID-19 for the duration of the public health crisis. In line with the guidelines established by this decree, ANEEL issued Decree No. 6,335/2020, the Office of Monitoring the Electrical Situation (Gabinete de Monitoramento da Situação Elétrica), with the objective of identifying the effects of the COVID-19 pandemic on the electrical energy market and monitoring the economic-financial situation in relation to supply and demand, as well as coordinating studies of proposals to preserve equilibrium between different entities within the sector.
◦On April 8, 2020, the Brazilian government issued Provisional Measure No. 950, which specified temporary emergency measures for the electricity sector to cope with the state of emergency by establishing an exemption in energy tariffs funded by the CDE for low-income customers for up to 220 kWh/month, for the period of April 1 to June 30, 2020. For this purpose, resources were provisioned by means of a credit operation aimed at providing financial relief to electricity distributors. On the same date, ANEEL published Order No. 986, authorizing the CCEE to transfer the surplus financial resources available in the reserve fund for future relief to the sector’s agents, based on consumption, with the aim of reinforcing the sector’s liquidity in the midst of the COVID-19 pandemic.

Form 20-F 25FY24 | COPEL and Subsidiaries | 65

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
◦On May 18, 2020, Decree No. 10,350 was issued by the Brazilian government, which regulated Provisional Measure No. 950/2020 and provided for the creation of the COVID-19 Fund. This fund was to receive resources to cover potential deficits or anticipate distributors’ revenues and regulate the use of tariffs by the CDE for the purpose of payments and receipts of amounts to cover or defer costs arising from the COVID-19 pandemic. Through Resolution No. 885/2020, ANEEL established criteria and procedures for the management of the COVID-19 Fund. The value of the resources of the COVID-19 Fund given to concessionaires were made operational by the CCEE throughout 2020, considering, for this purpose, the existence of a positive balance in the fund.
◦In September 2020, due to important changes in the electricity sector rules to mitigate the effects on the consumer due to aid granted to companies as a result of the COVID-19 pandemic, Executive Order No. 998/2020 was issued, converted into Law 14.120, of March 1, 2021. In 2021, Law 14,120/2021 also allowed the reallocation of certain P&D and energetic efficiency ( resources to the CDE account between 2021 and 2025 for certain projects. New enterprises for renewable energy among others are excluded from this benefit. New projects for hydrological energy with more than 30 MW capacity will be entitled to a discount in tariffs of 50% for 5 years counted a March 2, 2021 and 25% for the subsequent 5 years.
•In January 2021, the CCEE adopted an hourly pricing model for the accounting and settlement of the short-term market. Thus, since January 1, 2021, the PLD is officially calculated for each submarket on an hourly basis, and implemented pursuant to a schedule defined by MME Directive 301/2019.
•In April 2021, CNPE Resolution 24/2021 approved the Guidelines on Cybersecurity for the Electricity Sector, as established in CNPE Resolution 1 of February 10, 2021, which created a working group with consideration for prevention, treatment, response and systemic resilience. In December 2021, ANEEL enacted Resolution No. 964/2021, that provides guidelines for cybersecurity policies and activities for the sector.
•In April 2021, Law No. 14,134/2021 was approved, establishing the new regulatory framework for the natural gas market in Brazil. This law sets rules for the economic activities of transportation of natural gas through pipelines and changed the regime for economic exploration of such activity from concession to authorization to be granted by ANP. It also regulated the import, export, treatment, processing, storage and commercialization of natural gas, among other related activities.
•In June 2021, several measures were adopted by the Federal Government to address the scarcity of hydroelectric power. Provisional Measure 1,055/2021 created the Chamber of Exceptional Rules for Hydroelectric Management (“CREG”) to establish emergency measures for the optimization of the use of hydroelectric resources and to combat water shortage, in order to preserve the continuity and security of the electro energetic supply in Brazil. The CREG was entitled to approve urgent measures proposed by the Comitê de Monitoramento do Setor Elétrico (“CMSE”) and if approved, compliance was mandatory by other regulatory agencies and entities in the sector. Among the measures adopted by CREG, the following stand out: (i) creation of an incentive program for the voluntary reduction of consumption by customers of Groups A and B in the regulated market; (ii) the regulation of Tariffs Flags, (associating the tariffs to level of scarcity of water and hydrological shortages); and (iii) the adoption of a simplified procedure to demand reserved capacity from 2022 to 2025.
•In December 2021, the Brazilian government published Provisional Measure No. 1,078/2021, which allows the structuring of credit operations using the Energy Development Account (“CDE”) for amortization, the same structure used for Conta-Covid. This measure mitigates the mismatch between revenues collected from the tariff and the costs of generating energy through loans to distributors to equalize these costs. Decree 10,939/2022 further regulated the matter. Additionally, the measure also provides for the institution of extraordinary tariff flags when necessary. In December 2021, ANEEL published REN No. 1,000/2021, which defines in a simpler and more objective manner the responsibilities of the agents and the procedures to be followed by consumers so that universal access to the electric power service is available in an efficient and valuable manner.

Form 20-F 25FY24 | COPEL and Subsidiaries | 66

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In January 2022, the Federal Government published Decree No. 10,946/2022, which regulates the assignment of use of physical spaces and the use of natural resources in internal waters owned by the Union, in the territorial sea, in the exclusive economic zone and on the continental shelf for the generation of electricity from offshore projects. As a result, the MME published Normative Ordinance No. 052/2022, establishing the complementary procedures related to the assignment of onerous use for exploitation of offshore generation enterprise as well as creating, together with the Ministry of Environment, through Interministerial Ordinance No. 03/2022, the Unified Portal for Management of the Use of Offshore Areas for Power Generation.
•Also, in January 2022, Federal Decree No. 10,939 regulated measures to address the financial impacts resulting from the water shortage that affected the country throughout 2021. CCEE authorized us to contract a loan for the creation and management of the Hydric Shortage Account, intended to cover, totally or partially, the costs of the balance of the centralizing account of the tariff flags for April 2022 and the importation of energy referring to July and August 2021. For Copel Distribuição S/A, an amount of R$145.8 million was received, fully reverted as a negative financial component, reducing the customers’ tariff in the tariff process of June 24, 2022. The payment will be diluted in the customers’ tariffs, in 54 installments, starting in the 2023 tariff readjustment process.
•Throughout 2022, the increase in rainfall led to the recovery of water inflow, raising the reservoir levels and reducing the need to purchase energy from thermal plants, which have a higher generation cost compared to other sources. This situation favored the reduction of the value charged to the customers regarding the tariff flags, which were at the “Hydric Shortage” level from January to April 2022, changing to the green flag from May to December 2022.
•In January 2022, the Government enacted Law No. 14,300/2022, which established the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (“SCEE”), and the Social Renewable Energy Program (“PERS”). In compliance with the approved Law, ANEEL approved Normative Resolution No. 1,059 that improves the rules for the connection and billing of microgeneration and minigeneration plants distributed in electricity distribution systems, as well as the rules of the Electric Energy Compensation System.
•In June 2022, the Government enacted Law No. 14,385/2022, which regulated the exclusion of ICMS from the PIS and COFINS tax base and the refund of overpaid tax amounts by public service providers of electricity distribution. The refunded amounts are intended for tariff reduction. A key provision of Law 14,385/2022 was the resolution of the liability related to the collection of overpaid taxes by the distributors. The law mandates that these amounts be fully returned to customers through tariff processes, based on equitable criteria. In the tariff readjustment of Copel Distribuição S/A on June 24, 2022, a PIS and COFINS credit of R$1,592.9 billion was considered as a financial component that reduced the tariff for the period from July 2022 to June 2023.
•In June 2022, the Complementary Law Bill (“PLP”) No. 18/2022 to limit the collection of ICMS on fuel, electricity, communications, and public transportation was converted into Complementary Law No. 194/2022, as they are considered essential and indispensable goods and services.
•In June 2022, ANEEL altered the methodology for calculating the TUST and TUSD through Normative Resolution No. 1,024/2022, defining components that intensify the locational signal for defining the tariffs, applicable from the 2022/2023 cycle. Consecutively, Normative Resolution No. 1,041/2022 was published, establishing a transition period until 2027 for the full application of the new rules.
•In July 2022, the CNPE approved, through Resolution 08/2022, the Plan for the Recovery of the Regularization Reservoirs of Hydroelectric Power Plants, over a period of up to 10 years, proposing short, medium and long-term actions, with the objective of improving, in an integrated manner, the policy, planning, governance, and regulation of the electric power sector and other sectors that use water resources, so as to optimize the multiple use of water.
•In September 2022, ANEEL published Normative Resolution No. 1,040/2022, creating the Demand Response framework program, which allows the possibility of voluntary reduction or displacement of electricity demand by large consumers, as an alternative to be employed by ONS in the planning of the SIN operation. In September 2022, the MME published Ordinance No. 050/2022, which established that as of January 1, 2024, customers classified as Group A (high voltage) may opt to purchase electricity from any concessionaire, permissionaire, or authorized power supplier in the National Interconnected System.

Form 20-F 25FY24 | COPEL and Subsidiaries | 67

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In December 2022, the Federal Government issued Decree No. 11,314 regulating the bidding and the extension of transmission concessions at the end of their term, conditioning the extension of the concession when the bidding is unfeasible or results in damage to the public interest, as long as the concessionaire formalizes the extension request at least 36 months before the end of the concession.
•In February 2023, ANEEL approved the regulation of the Law No. 14,300/2022, establishing new guidelines, among other aspects (i) for charging for the use of the distribution grid, (ii) deadlines for distributors to carry out connection works, (iii) presentation of performance bonds. ANEEL’s Normative Resolution No. 1,059/2023 establishes how to insert the cost of tariff benefits of participants in the Electric Energy Compensation System - (“SCEE”) in the Energy Development Account (“CDE”) and in the tariff processes of distributors companies. From now on, new GD projects are subject, among other rules, to staggered payments of the so-called “Fio B,” starting at a percentage of 15% from this year until reaching full payment in 2029.
•In March 2023, the MME established the General Protocol for Security and Management of Crisis Situations for Assets in the Electricity Infrastructure, Mining, Oil and its derivatives, Natural Gas, and Biofuels (PGC) through Normative Ordinance No. 61/2023 - MME. This protocol manages crises resulting from incidents that compromise the integrity or availability of services. Additionally, the Crisis Management Committee (CGC) was formed, comprising representatives from the MME and the General Directors of the regulatory agencies for electricity (ANEEL), mining (ANM), oil, natural gas, and biofuels (ANP), and the National Nuclear Security Authority (ANSN).
•In August 2023, ANEEL published Normative Resolution No. 1,070/2023 to amend the regulations regarding the procedures and requirements for conducting hydroelectric inventory studies of river basins, exploration, and granting of hydroelectric projects consolidated in Normative Resolution No. 875/2020. Additionally, Normative Resolution No. 1,071/2023 regulated the requirements and procedures to obtain authorization for wind, photovoltaic, thermal, hybrid, and other alternative energy generating plants, replacing Normative Resolution No. 876/2020.
•In October 2023, the MME, in conjunction with the Ministry of Communications, through the Interministerial Ordinance MCOM/MME No. 10,563, established the National Policy for Sharing Poles - “Legal Pole” between electric power distributors and telecommunications service providers.
•In November 2023, ANEEL published Normative Resolution No. 1,077/2023 to establish criteria for approving the transfer plan of corporate control of concessionaires, permit holders, or authorized entities for services and installations of electricity generation and transmission whose project is under implementation or in the process of expansion, as an alternative to the extinction of the concession, thereby amending Normative Resolution No. 846/2019.
•In December 2023, ANEEL published Normative Resolution No. 1,081 to improve the regulatory framework concerning retail electricity trading, in terms of easing the requirements for migration to the Free Contracting Environment and other measures related to changes in the Trading Rules and Procedures by the CCEE.
•In March 2024, Normative Resolution 1,085/2024 was published to change the criteria and procedures for the participation of non-centrally dispatched hydroelectric projects in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE).
•Also in March 2024, Normative Resolution No. 1,084/2024 was published, approving a new version of Submodule 6.8 of the Tariff Regulation Procedures - PRORET, which deals with Tariff Levels, with the incorporation of generation outside the merit order, for reasons of energy security, in the methodology for triggering Tariff Levels, among other points
•In April 2024, Executive Order No. 1,212/2024 was enacted, with the aim of promoting the generation of clean electricity and mitigating, in the short term, the increase in energy tariffs caused by readjustments. It extended by 36 months for renewable source projects to begin the commercial operation of all of their generating units enjoying a reduced Distribution System Use Tariff (Tarifa de Uso do Sistema de Distribuição - TUSD). This measure has expired, but while it was in force, it allowed ANEEL to approve 601 of the more than 2,000 requests for extensions made by generators, which would add up to around 25.5 GW of installed power in projects located in 10 states across the country;

Form 20-F 25FY24 | COPEL and Subsidiaries | 68

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•Also in April 2024, ANEEL made changes to the Electricity Trading Rules and Procedures by means of Normative Resolution No. 1,087/2024, approving revisions to Modules 11, 18 and 20 of the Trading Rules, as well as revisions to Submodules 1.3 and 7.1 of the Trading Procedures in light of the provisions on the Electricity Trading Chamber regulated by Decree No. 11,835 of 2023. ANEEL also published Normative Resolution No. 1,089/2024, updating the Electric Energy Trading Rules applicable to the Accounting and Settlement System, to collect subsidies for the proposal to amend the Trading Rules linked to the characterization and allocation of costs of hydraulic displacement motivated by inflexible thermoelectric generation.
•In May 2024, due to the State of Public Calamity in the State of Rio Grande do Sul, caused by extreme weather events with heavy rains and historic floods, ANEEL published Normative Resolution No. 1,092/2024 to make the Rules for the Provision of the Public Electricity Distribution Service more flexible in order to deal with this public calamity, prioritizing actions related to urgent and emergency services and the supply of energy to services and activities considered essential, as well as making the deadlines for cuts due to defaults and the temporary suspension of collection proceedings more flexible. Also in May, ANEEL published Normative Resolution No. 1,090/2024, changing the methodology for calculating the penalty for insufficient guarantee the for sale and for contractual coverage of electricity consumption, effective from January 1, 2025, as well as Normative Resolution No. 1,094/2024, regulating articles 21 and 24 of Law No. 14,300/2022, which deal with involuntary overcontracting and the sale of surpluses resulting from the distributed microgeneration and minigeneration regime.
•In June 2024, Federal Decree No. 12.068/2024 was enacted, regulating the bidding process and the extension of the electricity distribution concessions referred to in Law No. 9.074/1995, and establishing guidelines for the modernization of public electricity distribution service concessions aiming at greater quality and flexibility in future contracts. Federal Decree No. 12.084/2024, which instituted the Clean Energy in My House, My Life Program (Programa Energia Limpa no Minha Casa, Minha Vida) with the aim of promoting the implementation of renewable electricity generation as a priority for housing units in the My House, My Life Program in the Urban 1 and Rural 1 bands.
•Also in June 2024, Normative Resolution No. 1,096/2024 was enacted, approving the revision of Submodules 9.1 and 9.2 of the Tariff Regulation Procedures - PRORET, which establish the general concepts, applicable methodologies and procedures for carrying out periodic reviews, applicable to public service transmission concessionaires with extended and tendered projects. Also in June 2024, Homologatory Resolution No. 3,336/2024 approved Copel DIS’ Annual Tariff Adjustment index for the 2024-2025 cycle, which produced an average effect to be perceived by consumers of 0.00%, of which 0.05% for High Voltage consumers and -0.03% for Low Voltage consumers, in addition to setting the Distribution System Use Tariffs (TUSD) and the electricity tariffs applicable to Copel DIS’ consumers and users.
•In July 2024, MME Ordinance No. 797/2024 was enacted, providing that entrepreneurs who negotiate electricity from wind power in the auctions dealt with in Decrees 5.163/2004 and 6.353/2008, must start taking permanent anemometric and climatic wind measurements at the site of the generation park within one hundred and eighty days of signing the CCEAR or CER. MME Normative Order No. 95/2024 was also enacted, which establishes guidelines for holding the Auction for the Purchase of Electricity from New Generation Projects, called the 2025 “A-5” New Energy Auction.
•Also in July 2024, ANEEL, through Homologatory Resolution No. 3,348, established the readjustment of the APR for electricity transmission assets for the 2024-2025 cycle, effective from July 1, 2024 until June 30, 2025. According to this resolution, the APR for the 2024/2025 cycle of the transmission assets in operation by Copel GeT and its holdings became R$ 1,594.8 million, an increase of approximately 2.1%, already taking into account the effects of the reduction in the economic component of the RBSE. With Homologatory Resolutions No. 3,342/2024 and No. 3,343/2024, ANEEL approved the review of the APR of the Concession Contracts relating to the projects tendered with a review date in July 2023 and July 2024, and with Homologatory Resolution No. 3,344/2024, the agency approved the result of the Second Periodic Review of the APR of the transmission concession holders that were extended under the terms of Law No. 12,783/2013, which will take effect between July 1, 2024 and June 30, 2028.
•In August 2024, Law 14.948/2024 was enacted, which establishes the legal framework for low-carbon hydrogen, which regulates the production of hydrogen considered to be low-carbon and establishes voluntary certification, as well as providing tax incentives for the sector.

Form 20-F 25FY24 | COPEL and Subsidiaries | 69

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In September 2024, the ONS adopted new mechanisms for balancing and managing the SIN to deal with situations related to curtailment restrictions, in the case of generation cuts at wind and solar power plants due to an oversupply of energy, as well as the opposite situation, when demand remains high with the increase in load curves at nighttime peak times, but solar generation becomes unavailable, and is solved by activating thermal power plants or increasing the power of hydroelectric power plants when available. Seeking a more balanced distribution of cuts, as well as the implementation of new capacity reserve auctions so that thermal or hydroelectric plants can be activated in these periods, as well as the expansion of international exchange with neighboring countries, as well as seeking new alternatives to meet demand, such as those based on storage systems using batteries, topics that are gaining attention in the sector.
•Also in September 2024, ANEEL enacted Normative Resolution No. 1,103/2024 to establish the provisions relating to the contracting of Capacity Reserve in the form of power and to approve the model contract of the Power Use Contract for Capacity Reserve - Copcap, among other measures.
•In October 2024, Normative Resolution No. 1,104/2024 was enacted, approving the revisions to the Network Procedures and the Commercialization Rules and Procedures. Also in October 2024, the MME published Ordinance GM/MME No. 87/2024, with the guidelines for importing electricity from Paraguay in firm contracts, for negotiation in the Free Contracting Environment (ACL). The proposal regarding the import of energy with guarantees was made available for Public Consultation (CP No. 174/2024).
•In December 2024, ANEEL published Normative Resolution No. 1,109/2024, which, among other things, amends ANEEL Normative Resolution No. 1,030/2022, adjusting the language of article 16, paragraph 3, as well as correcting a methodological inconsistency pointed out by the Electric Energy Trading Chamber - CCEE article 16, paragraph 4, in order to distribute the energy frustration of the set of plants only among the plants that have positive energy frustration. Also in December 2024, ANEEL published Normative Resolution No. 1,110/2024, contemplating changes to the regulation and operation of retail trading, approving the Electric Energy Trading Rules applicable to the Accounting and Settlement System - SCL, the Electric Energy Trading Procedures, as well as adjustments to related Normative Resolutions. Law 15.042/2024 was also passed, which regulates the carbon market in the Brazil, establishing the Brazilian Greenhouse Gas Emissions Trading System (Sistema Brasileiro de Comércio de Emissões de Gases de Efeito Estufa -SBCE). The legislation allows for the purchase and sale of carbon credits, enabling emissions of polluting gases to become tradable financial assets.
•In January 2025, Law 15.097/2025 was enacted, which proposes the legal framework for the exploration and development of energy generation from offshore installation sources, whether wind, solar or tidal. Also in January 2025, law 15.103/25 was passed, establishing the Energy Transition Acceleration Program (Programa de Aceleração da Transição Energética - Paten), with the aim of encouraging sustainable development projects, i.e. companies that have receivables from the Federal Government, such as precatórios and tax credits, will be able to access these credits to finance projects linked to the energy transition.
•In March 2025, ANEEL Order No. 517/2025 was published, through which ANEEL approved the addendum that will allow distribution concessionaires not covered by Law No. 12,783/2013 to extend their electricity distribution concessions for a period of 30 years under the terms of Decree No. 12,068/2024.
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
•In February 2018, the MME published on its website a report of the public hearing, reflecting the final proposal for improvements to the energy regulatory framework, which were especially motivated by technological, social and environmental matters, as well as difficulties arising from the current business models. Among the discussed topics, the following stand out:
◦Termination of the quota system applicable to hydropower plants concessions that have been extended or granted through competitive biddings, in accordance with Federal Law No. 12,783/2013, and allocation of part of the economic benefit of grants to the CDE in order to reduce what is charged to the population;

Form 20-F 25FY24 | COPEL and Subsidiaries | 70

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
◦Lowering the minimum thresholds for accessing the Free Market;
◦Approach between the short-term price formation and the operating cost of the system;
◦Whether energy and ballast (currently combined for commercialization purposes) should be segregated;
◦Effects of the migration of customers to the Free Market;
◦Market for environmental attributes;
◦Attraction of foreign capital for investments in the Brazilian energy sector;
◦ More efficient tariff discounts;
◦Allocation of resources from the global reversion reserve to the transmission segment;
◦Guidelines for the use of research and development resources;
◦Modernization of the regulated market; and
◦Reduction of judicial disputes regarding the hydrological risk.
•In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•Also, there are initiatives in order to promote the modernization of the energy sector. Ordinance MME No. 187/2019 established a working group in order to develop proposals for the modernization of the energy sector, which released a report in October 2019 with measures that should be adopted or studied, including topics such as (i) opening of the consumer market; (ii) pricing mechanism for the short-market; (iii) expansion of the Free Market accommodating new technologies and new business models; (iv) Energy Reallocation Mechanism; (v) cost and risk allocation; (vi) introduction of new technologies; and (vii) sustainable distribution services. This working group has been appointed for a 2-year term, which may be extended for 1 additional year.
•In 2020, due to the COVID-19 pandemic, discussions beginning in 2017 between the MME and the electric sector with regards to proposals for the industry’s improvement of the legal and regulatory framework were interrupted. This meant limited progress on measures such as PL No. 1,917/2015 and PLS No. 232/2016, which address issues such as the commercial model of the electric sector, the portability of electricity bills and concessions for electric energy generation. The COVID-19 pandemic also allowed for compromise within Special Commission of the House of Representatives, established in August 2019, regarding the Brazilian Electric Energy Code, which aims to consolidate electricity legislation that is currently scattered between ordinances issued by various government agencies. In 2021, the Congress reinitiated the discussions towards PL Nos. 1,917/2015 and PLS No. 232/2016 (now PL No. 414), the later now being labeled a priority bill under consideration of the Congress.
•With regards to distributed generation, we highlight the publication of Law no. 14,300/2022, which establishes the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (SCEE), and the Social Renewable Energy Program (“PERS”).
•The law allowed existing consumer units and those that file an access request within 12 months of its publication, to continue until December 31, 2045, the benefits currently granted through the Electric Energy Compensation System (“SCEE”). For consumer units requesting access after this deadline, the law established a transition period for the gradual charging of the compensated energy for tariff components not associated with the cost of energy.
•In benefit of the modernization of the electric sector, the publication of Normative Rule no. 050/2022 stands out, establishing that as of January 1, 2024, customers classified as Group A may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the SIN, taking an important step towards the opening of the free power market, also making it possible that in the future customers connected at low voltage may benefit from it.

Form 20-F 25FY24 | COPEL and Subsidiaries | 71

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In October 2022, the MME launched Public Consultation 137/2022 with a proposal for the publication of an ordinance providing for the reduction of load limits for the contracting of electricity in the free market by customers connected at low voltage, as of January 1, 2028, with these customers to be represented by a retail agent before the CCEE.
•In November 2022, in face of the insufficient capacity of the transmission system to flow the electric energy generated by new plants, the MME made available the drafts of the Ministerial Order referring to the guidelines and systematics of the competitive procedure for contracting the flow margin for generation, regulated by Decree No. 10,893/2021, which will allow the participation of generation projects, from solar, wind, biomass, or qualified cogeneration, which requested the granting of authorization without the presentation of access information, and for other projects that do not have a contract for the use of the transmission and distribution system.
•In September 2023, through Ordinance No. 749/2023, the MME released Public Consultation No. 156/2023. This consultation included a proposal for a normative ordinance that establishes “General guidelines for addressing emergency situations of temporary restriction of electricity supply or situations with potential imminent risk of suspension of electricity supply in the Brazilian Electric System (“SEB”), related to specific actions deliberated by the Electric Sector Monitoring Committee (“CMSE”). Based on the contributions made by agents during the consultation, this proposed mormative ordinance is under evaluation by the MME.
•We also highlight the following public consultations by the MME: (i) Public Consultation No. 152/2023 on expiring distribution concessions, submitting for Public Consultation the guidelines to be observed by the MME in conducting the process of the 20 electric power distribution concessions expiring between 2025 and 2031; (ii) Public Consultation No. 157/2023, in which the proposal for a CNPE resolution with new institutional governance and guidelines for methodologies and computer programs of the Brazilian electric sector was discussed; (iii) Public Consultation No. 158/2023, in which the proposal for a normative ordinance to establish guidelines for optimizing the use of inflexible electricity generation from thermal power plants in the National Interconnected System in a scenario of energy surpluses was discussed.
•In December 2023, with the publication by ANEEL of Normative Resolution No. 1,081 for the improvement of the regulatory framework concerning retail electricity trading, with a focus on easing the requirements for migration to the Free Contracting Environment, it was determined that CCEE should submit a proposal for changes in the Trading Rules and Procedures for the opening of the second phase of Public Consultation No. 28/2023.
•Also, in 2023, ANEEL published the Public Consultation No. 39/2023 to improve the Regulatory Impact Analysis Report on the regulation for Electric Energy Storage, including Reversible Plants, aiming to develop future proposals for regulatory adjustments necessary for the integration of storage systems in the Brazilian electricity sector.
•There was no significant progress in 2024 on the debates on the legal framework and improving the regulatory framework for the electricity sector, especially Bills 414/2021 and 1,917/2015. These issues are still under analysis, both by the legislative bodies and by the federal government.
•Bill No. 3.249/2024, from the House of Representatives, and Bill No. 2.907/2024 - from the Senate, which aims to create the National Clean Energy Certification System, are in the initial stages of being voted
•Bill 671/2024 aims to prohibit electricity distribution concessionaires and permit holders or by their subsidiaries, affiliates or controlling companies from electricity generation by micro-generation or distributed mini-generation and the economic exploitation of these facilities. The matter is currently being analyzed in the House of Representatives. Once approved, it will be sent to the Federal Senate for consideration.
•Bill 6,041/2023 provides for electricity concessionaires to be mandated to create contingency plans to deal with “heat waves” and other extreme weather events. The matter is currently being considered by the House of Representatives and is also due to be considered by the Federal Senate.
•A series of Public Consultations and other similar public participation mechanisms were carried out in 2024
•MME Public Consultation No. 159/2024 on proposed procedures for requesting that distributed mini-generation projects be included in the Special Incentive Regime for Infrastructure Development – REIDI

Form 20-F 25FY24 | COPEL and Subsidiaries | 72

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•MME Public Consultation No. 160/2024 for an Ordinance containing the guidelines for holding power auctions, from new and existing generation projects, called the Capacity Reserve Auction in the form of Power - LRCAP 2024 and subsequently Public Consultation No. 176/2024 for the LRCAP Storage of 2025;
•MME Public Consultation No. 165/2024 for an Ordinance on Guidelines for the 2024 “A-4” and “A-6” Auctions for the Purchase of Electricity from New Generation Projects
•MME Public Consultation No. 175/2024 containing drafts for an Ordinance and the Regulatory Impact Analysis Report that amends the parameters that must be used in the application of the metrics of the general criterion of guarantee of supply to assess the adequacy of the power supply in the System, established in art. 1 of CNPE Resolution No. 29/2019;
•Public Consultation No. 178/2024 on the CDE Budget for the execution of the Light for All Program in 2025;
•MME Public Consultation No. 179/2024, regarding the improvement of the Ten-Year Energy Plan - PDE 2034 and the guidelines for the PDE 2035
•ANEEL Public Consultation No. 9/2024, for contributions to the Regulatory Impact Analysis Report on proposed alternatives for calculating the required energy and non-technical losses in electricity distribution systems, considering the effects of Minigeneration and Distributed Microgeneration - MMGD, in addition to contributions regarding changes to current regulations and proposals for standardizing and improving the information provided in the Market Information Monitoring System for Economic Regulation - SAMP.
•ANEEL Public Consultation No. 29/2024, on the regulation of the tariff consequences of the early settlement of Covid and Water Scarcity Accounts, under the terms of Executive Order No. 1. 212/2024 and Interministerial Ordinance MME/MF No. 1/2024, as well as Public Consultation No. 37/2024 on the Requests for Extraordinary Tariff Review - RTE of the concessionaires Neoenergia Coelba, Neoenergia Brasília, Light, Neoenergia Cosern, Neoenergia Pernambuco and Copel, for economic rebalancing, under the terms of Submodule 2. 10 of PRORET, due to the effects of the reduction in the market and the increase in defaults resulting from the Covid-19 pandemic.
•ANEEL Call for Guidance (Tomada de subsidios, an early stage public consultation) No. 11/2024, to define a roadmap on regulatory issues and actions necessary for the modernization of distribution tariffs, No. 13/2024, to improve the study “Evaluation of regulatory models for the implementation of smart metering systems in the Brazilian distribution system”
•ANEEL Call for Guidance No. 14/2024, to assess possible measures to improve the regulatory framework, monitoring and inspection of issues involving competition aspects in the retail electricity market.
•ANEEL Subsidy Call No. 25/2024 for the improvement of the ANEEL Reference Price Bank, used in the processes of authorization, bidding for concession and tariff review of electricity transmission concessionaires, according to Homologatory Resolution No. 758/2009,
•ANEEL Call for Guidance No. 8/2024 (2nd phase), for amendments to Regulation of Decree No. 11. 314, of December 28, 2022, relating to the regulatory treatment for indemnification of transmission assets that have not been depreciated or amortized in cases of concession replacement or termination; and
•ANEEL Call for Guidance No. 27/2024, to disclose information on the implementation of Tariff Sandboxes projects and receive contributions on how ANEEL should communicate the partial and final results of the projects;
These potential changes to the regulatory framework applicable to the Brazilian Energy Sector may impact our operations in the coming years.

Form 20-F 25FY24 | COPEL and Subsidiaries | 73

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 74

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 75

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 76

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 77

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Since 2004, CCEE has conducted 35 auctions for new generation projects, 32 auctions for energy from existing power generation facilities, ten auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources, 17 auctions for market adjustments, one simplified competitive procedures and two capacity reserve auction. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 78

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 79

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Distribution Tariffs
Distribution tariff rates to final customers are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies into (i) costs that are beyond the control of the distributor (“Parcel A costs”), and (ii) costs that are under control of distributors (“Parcel B costs”). ANEEL’s tariff adjustment formula treats these two categories differently.
Parcel A costs include, among others, the following:
•costs of electricity purchased by the concessionaire to attend Captive Customers, in accordance to the regulatory model in force;
•charges for the connection to and use of the transmission and distribution grids; and
•energy sector regulatory charges.
Parcel B costs include, among others, the following:
•a component designed to pay the distributor for the investments made by the distributor on the concession assets;
•depreciation costs; and
•a component designed to compensate the distributor for its operating and maintenance costs.
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
The X factor for each distribution company is calculated based on the following components:
•P, based on the concessionaire's productivity, which is calculated through the distribution segment productivity (PTF), determined by the ratio between the variation in the tariff market and operating and capital costs, plus the average growth of the concessionaire’s own tariff market;
•T, based on the trajectory of the concessionaire’s operating costs, measured as the difference between the cost benchmarks established by ANEEL and the concessionaire’s actual operating costs; and
•Q, based on quality target indicators that measure the interruption of energy supply to final customers, and other quality indicators.

Form 20-F 25FY24 | COPEL and Subsidiaries | 80

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Eletrobras would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh. According to a decision of ANEEL, the total investment to the Proinfa Program in 2025 will be R$ 6,161.6 million.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 81

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
UBP
Some hydroelectric generation enterprises (except small hydroelectric power plants) are required to make contributions for using a public asset (Uso do Bem Público - “UBP”) in accordance with the rules established in the concession contracts. See Note 23 to our audited consolidated financial statements.
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
ERCAP
The costs arising from the contracting of reserve capacity, in the form of power, in order to meet the need for power required by the National Interconnected System are called the Capacity Reserve Charge (Encargo de Reserva de Capacidade - ERCAP). The amounts are paid by the end users of electricity in the National Interconnected System (SIN), in proportion to energy consumption, to the generation projects that have entered into Capacity Reserve Power Contracts (Contratos de Potência de Reserva de Capacidade - CRCAP).
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 82

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 83

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 84

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
The amount to be invested in research and development must be distributed as follows:
•40% to our research and development projects, under the supervision of ANEEL;
•40% to the Ministry of Sciences and Technology, to be invested in national research and development projects; and
•20% to the MME, to defray EPE.
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
Environmental Regulation
The Federal Constitution includes environmental matters among those subject to concurrent legislative jurisdiction. This means that the federal government announces general rules that can be complemented by rules approved by states and municipalities, whose attributions are set out in Complementary Law 140/2011. The system aims to integrate environmental policies, which are always guided by a national guideline, while still giving some power to the states and municipalities to regulate and act locally.
In 1981, the National Environmental Policy (Federal Law 6.938/1981) was enacted in Brazil, with the aim of preserving, improving and restoring the environment in Brazil, establishing various principles to be met by different parties. This culminated in an extensive regulatory framework for the conscious use, conservation and effective protection of natural resources.
For example, in 1988, article 225 of the Federal Constitution alluded to environmental issues, providing for the right of all citizens to an ecologically balanced environment and the duty of the community to defend and preserve the environment for future generations. In 1998, the Federal Environmental Crimes Law (Law 9.605/1998) was enacted, providing for criminal and administrative sanctions for conduct and activities considered harmful to the environment.

Form 20-F 25FY24 | COPEL and Subsidiaries | 85

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The entities that make up the National Environmental System and the publications of the National Environmental Council, which regulate numerous issues, especially those related to the environmental licensing process for projects, are also relevant to Brazil's efforts to protect the environment. Among the main provisions are Conama Resolutions 001/1986, 009/1997 and 237/1997, which deal respectively with environmental impacts, impact reports and environmental licensing for implementation and operation.
Additional federal laws and statutes established the National Water Resources Administration System and the National Water Resources Council to deal with the main environmental issues associated with the hydroelectric sector and water use. In 2000, the Federal Government created an independent agency, the National Water Resources Agency, to regulate and supervise the use of water resources. In 2008, Federal Decree 6.514/2008 was issued to further establish administrative responsibility for environmental infractions.
The Brazilian Forest Code (Federal Law No. 12.651/2012) and related regulations establish rules regarding vegetation that may be impacted by the implementation of projects associated with hydroelectric reservoirs, as well as the National Biodiversity Policy (Decree No. 4.339/2002), and the Convention on Biological Diversity (Decree 2.519/1998). Federal Law No. 9.985/2000 conceptualizes and classifies the different categories of conservation units, establishing the National System of Nature Conservation Units to protect flora and fauna.
Intervening Bodies also play an important role in regulation, which are entities related to the environmental licensing process. However, the Intervening Bodies also act on more specific issues, the most frequent of which are related to the National Indigenous Foundation (Fundação Nacional do Índio - Funai), the National Historical and Artistic Heritage Institute (Instituto do Patrimônio Histórico e Artístico Nacional - Iphan), the Palmares Foundation, the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio), among others.
All these regulations can increase the costs associated with implementing power generation and transmission projects, since utilities need to fully adhere to all environmental laws and regulations.
According to Brazilian environmental legislation, any action that poses an environmental risk can result in up to three types of liability: civil, administrative and criminal. Thus, anyone who violates an environmental law may be subject to administrative and criminal sanctions and, in cases of environmental damage, will have the obligation to repair or compensate the affected party and the environment. Administrative sanctions can include significant fines and suspension of activities. Criminal sanctions can be applied to us and individual company representatives simultaneously and can include fines, and for individuals, including directors and employees of companies that have committed environmental crimes, possible imprisonment.
All of our energy generation, distribution and transmission facilities are subject to environmental licensing procedures and the environmental licenses obtained by these facilities may establish various technical criteria. The maintenance of these licenses will still be subject to compliance with certain requirements, which is why we act consistently in compliance with applicable environmental legislation.

Form 20-F 25FY24 | COPEL and Subsidiaries | 86

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Recent Developments
On February 21, 2025, Copel GeT exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. (“Céu Azul”), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu (“CEBI”), responsible for operating the Baixo Iguaçu HPP, for an equity value of R$984 million. The acquisition commitment was formalized through adherence to a CCVA that had already been negotiated between Neoenergia and the original potential buyer of this stake.
After exercising the right of first refusal, Copel GeT entered into another CCVA with DK Holding Investments, S.R.O. to sell: (i) the entirety of its equity interest in Céu Azul, and (ii) its 30% minority stake in CEBI, for an equity value of R$570 million, so that the buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The total transaction amounts to R$1,554 million in equity value.
The transaction is subject to the fulfillment of certain conditions precedent usual to this type of operation.

Form 20-F 25FY24 | COPEL and Subsidiaries | 87

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The information presented in this section should be read together with our audited consolidated financial statements that have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. For more information see “Presentation of Financial and Other Information” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2024.
The information presented in this section focuses on material events and uncertainties known to our management that could result in reported financial information not being indicative of future operating results or future financial condition, including a quantitative and qualitative description of the reasons underlying material changes. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information - Risk Factors.”
OVERVIEW
Brazilian Economic Conditions
All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates. In 2022, the growth rate increased by 2.9%. In 2023, the growth rate increased by 2.9%. In 2024, the growth rate increased by 3.4%.
The following table shows selected economic data for the periods indicated:

	Year ended December 31,
	2024	2023	2022
Inflation (IPCA)	4.83%	4.62%	5.79%
Inflation (IGP-DI)(5)	6.86%	(3.30)%	5.03%
Appreciation (depreciation) of the real vs. U.S. dollar	(27.9)%	(7.8)%	(6.5)%
Period-end exchange rate – US$1.00	6.1923(1)	4.8407(2)	5.2171(3)
Average exchange rate – US$1.00	5.3920	4.9947	5.1648
Change in real GDP	3.4%	2.9%	2.9%
Average interbank interest rates(4)	10.8%	13.2%	12.5%

(1)The real/U.S. dollar exchange rate at December 31, 2024 was R$6,1923 per US$1.00.
(2)The real/U.S. dollar exchange rate at December 31, 2023 was R$ 4,8413 per US$1.00.
(3)The real/U.S. dollar exchange rate at December 31, 2022 was R$5,2177 per US$1.00.
(4)Calculated in accordance with Central Clearing and Custody House, or Central de Custódia e Liquidação Financeira de Títulos (“CETIP”), methodology (based on nominal rates).
(5)Sources: FGV ‒ Fundação Getúlio Vargas, the Brazilian Central Bank, the Brazilian Geography and Statistics Institute IBGE and CETIP.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 88

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented 61.3% of the volume of electricity we made available in 2024, and accounted for 66.5% of our energy sales revenues, including revenues related to “Electricity Sales to Final Customers” and “Electricity Sales to Distributors”. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, our profits and cash flows may be adversely affected.
ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.
•In January 2013, due to the enactment of 2013 Concession Renewal Law, we were subject to an extraordinary revision approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$255.9 million was therefore deferred and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$898.3 million was therefore deferred and included as a financial component in the 2015 annual adjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
•In March 2015, ANEEL approved an extraordinary revision due to a series of events that significantly impacted the distribution concessionaires’ costs, which were not originally foreseen in the 2014 Retail Tariff increase, such as the increase of Itaipu tariffs (46.14%) and higher prices to purchase energy in recent energy auctions. Copel Distribuição’s Average Tariff revision approved by ANEEL was 36.79% starting from March 2, 2015. Of this total, 22.14% related to CDE charges that have been passed to customers and 14.65% relates to (i) Itaipu’s tariff increase and (ii) the higher prices paid by us to purchase energy in recent energy auctions that have been passed to customers.
•In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.
•In June 2016, ANEEL approved the fourth periodic review of our Retail Tariffs, decreasing them by 12.87%, of which: (1.73)% related to the inclusion of financial components; 4.48% due to the update of Portion B; (2.57)% related to the update of Portion A; and (13.05)% reflecting the removal of the financial components of the previous tariff process.

Form 20-F 25FY24 | COPEL and Subsidiaries | 89

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In March 2017, ANEEL approved an extraordinary tariff revision to correct the amount unduly included in the tariffs for captive customers in 2016. The return corresponded to the energy that was to be generated by the Angra III power plant; however, the plant was not yet in commercial operation. The refund of the amount charged the most was made in a single installment during the month of April 2017, and, as of May 2017, the tariffs were adjusted to disregard the amount that was being charged. The decision, of extraordinary character, affected 90 distributors of electric power of the country. Our retail tariff (residential B1) was reduced by an average of 11.8% during April 2017 due to the adjustment resulting from the removal of the Reserve Energy Charge (EER) tariff coverage of the Angra III plant, retroactive to the last Periodic Tariff Review, held in June/2016. As of May 2017, the tariff was reset, disregarding the effect arising from the retroactive adjustment, but maintaining the exclusion of the EER (Reserve Energy Charge) component of Angra III for the coming months, until June 2017, the month of the adjustment annual tariff.
•In June 2017, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 3.13%, of which 3.86% related to the tariff increase and (0.73)% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 5.85%.
•In June 2018, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 14.32%, of which 7.80% related to the tariff increase and 6.52% related to the inclusion of financial components. After the removal of the financial components of the previous tariff process, the average effect of this tariff adjustment on our Customers was an increase of 15.99%.
•In June 2019, ANEEL approved the annual adjustment of our Tariffs, increasing them on average by 8.57%, with -1.96% related to the variation in economic revenue and 10.54% related to the inclusion of financial components. After removing the financial components from the previous tariff process, the average effect of the tariff adjustment on our customers was an increase by 3.41%.
•In June 2020, ANEEL approved the annual adjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an aim to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff adjustment in the amount of R$536.4 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (“CVA”), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.
•In June 2021, ANEEL approved the fifth periodic review of our Retail Tariffs, increasing them by 9.89% in average, of which: 1.19% related to the inclusion of financial components; 1.05% due to the update of Portion B; 8.62% related to the update of Portion A; and (0.98)% reflecting the removal of the financial components of the previous tariff process.
•In June 2022, ANEEL approved our annual tariff adjustment with an average tariff increase of 4.90%, of which: -3.04% referring to the inclusion of financial components; 3.14% due to the update of Part B; 5.04% referring to the update of Part A; and -0.24% reflecting the withdrawal of financial components from the previous tariff process.
•In June 2023, ANEEL approved our annual tariff adjustment with an average tariff increase of 10.50%, consisting of: -3.00% for the inclusion of financial components; 0.47% for the update of Part B; 9.66% for the update of Part A; and 3.37% for the withdrawal of financial components from the previous tariff process.
•In 2024, ANEEL approved our annual tariff readjustment with an average tariff readjustment of 0.00%, of which: -4.45% referring to the inclusion of financial components; 1.10% due to the update of Part B; 0.97% referring to the update of Part A; and 2.39% reflecting the withdrawal of financial components from the previous tariff process.

Form 20-F 25FY24 | COPEL and Subsidiaries | 90

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
•We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2024, our electricity purchases from Itaipu amounted to R$950.4 million;
•Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power—Industry—Concessions—Auctions in the Regulated Market.”
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
Special Obligations
The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against the assets. The highest amount we recorded as special liabilities in service as of December 31, 2024, from the distribution segment, was R$2,909.6 million as a reduction of intangible assets and R$99.3 million as a reduction of contract assets. More information in Notes 10.1 and 16.1 to our Financial Statements.

Form 20-F 25FY24 | COPEL and Subsidiaries | 91

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED
The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2024, 2023 and 2022:

Categories of purchaser	2024	2023	2022
Electricty Sales
Electricity sales to Final Customers (2)
Average price (R$/MWh):(1)
All customers	357.40	315.54	369.09
Volume (GWh):
All customers	31,850	32,911	30,868
Total gross revenues from sales to Final Customers (millions of R$)	11,384	10,385	11,393
Electricity sales to distributors(3)
Average price (R$/MWh)(1)	182.39	157.70	155.58
Volume (GWh)	20,147	26,861	29,950
Total gross revenues to distributors (millions of R$)	3,675	4,236	4,644
Electricity Purchases (6)
Purchases from Itaipu
Average cost (R$/MWh)(4)	217.42	205.86	277.12
Volume (GWh)	4,553	4,762	5,272
Percentage of total Itaipu production purchased	8.6	7.5	7.5
Total cost (millions of R$)(5)	950.4	980.3	1,461.0
Purchases from Angra
Average cost (R$/MWh)	346.12	338.88	342.03
Volume (GWh)	856	872	928
Total cost (millions of R$)(5)	296.7	295.5	317.4
Purchases from CCGF
Average cost (R$/MWh)	175.39	158.41	127.98
Volume (GWh)	3,914	4,568	5,901
Total cost (millions of R$)(5)	686.3	723.6	755.2
Purchases from others(3)
Average cost (R$/MWh)	262.83	159.10	154.43
Volume (GWh)	24,019	35,932	36,024
Total cost (millions of R$)(5)	6,312.9	5,716.7	5,563.3

(1)Average prices or costs do not consider “use of main distribution and transmission grid” revenue and were calculated by dividing (i) the corresponding revenues, including taxes, by (ii) MWh of electricity sold.
(2)Includes Free Customers, public services such as street lighting, as well as the supply of electricity to government agencies, and Donations and grants.
(3)Energy traded between our subsidiaries not included.
(4)Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(5)See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases
(6)As of 2024, eliminations and reclassifications were considered

Form 20-F 25FY24 | COPEL and Subsidiaries | 92

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
For commentary on our results of operations for the year 2023 compared with 2022, please see page 98 of our Form 20-F for the year ended December 31, 2023.
The following table summarizes our results of operations for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023
	(R$ million)
Net Operating Revenues:
Electricity sales to Final Customers:	11,383.9	10,384.9
Electricity sales to distributors	3,674.6	4,235.6
Use of main distribution and transmission grid	12,737.9	10,930.6
Construction income	2,550.8	2,333.8
Result of Sectorial financial assets and liabilities	923.7	1,070.2
Other operating revenues	620.8	629.8
Fair value of assets from the indemnity for the concession	82.4	62.2
(-) Revenue deductions	(9,323.1)	(8,167.6)
	22,651.0	21,479.5
Operating Costs and Expense:
Electricity purchased for resale	(8,924.9)	(7,716.2)
Charge of the main distribution and transmission grid	(2,865.5)	(2,896.7)
Personnel and management	(1,081.8)	(1,878.3)
Pension and healthcare plans	(259.4)	(260.2)
Material	(86.9)	(102.7)
Materials and supplies for power electricity	(0.9)	(17.7)
Third-party services	(1,074.3)	(996.3)
Depreciation and amortization	(1,465.5)	(1,382.0)
Credit losses, provisions and reversals	(345.1)	(92.2)
Construction cost	(2,522.9)	(2,319.7)
Other operational costs and expenses, net	(240.8)	(430.5)
	(18,868.0)	(18,092.6)
Equity in earnings of investees	281.2	307.8
Financial results	(1,157.0)	(1,205.0)
Operating profit	2,907.2	2,489.7
Income tax and social contribution on profit	(599.4)	(354.1)
Net income from continuing operations	2,307.8	2,135.7
Net income (loss) from discontinued operations	491.6	191.5
Net income	2,799.4	2,327.2
Net income attributable to controlling shareholders	2,809.7	2,258.8
Net income attributable to non-controlling interest	(10.3)	68.4
Other comprehensive income	239.5	(254.3)
Comprehensive income	3,038.9	2,072.8
Comprehensive income attributable to controlling shareholders	3,049.3	2,005.0
Comprehensive income attributable to non-controlling interest	(10.4)	67.8
Below is a discussion of the significant components of our results of operations, on a consolidated basis. For more information on our reportable segments, see Note 31 to our audited consolidated financial statements.
Results of Operations for 2024 compared with 2023

			Variation
Net Operating Revenue	2024 (R$ million)	2023 (R$ million)	R$ million	%
Electricity sales to final customers	8,454.99	7,946.17	508.82	6.4
Electricity sales to distributors	3,120.63	3,602.79	(482.16)	(13.4)
Use of the main distribution and transmission grid	7,048.04	6,002.19	1,045.84	17.4
Construction income	2,550.81	2,333.79	217.02	9.3
Fair value of assets from the indemnity for the concession	82.42	62.17	20.26	32.6
Sectorial financial assets and liabilities	838.28	971.20	(132.92)	(13.7)
Other operating revenue	555.87	561.16	(5.29)	(0.9)
	22,651.04	21,479.47	21,479.47	5.5

Form 20-F 25FY24 | COPEL and Subsidiaries | 93

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Our variation in Net Operating Revenue increased by 5.5% to $22,651.0 million in 2024 from $21,479.5 million in 2023 is mainly due to:
•Electricity sales to final customers. Our electricity sales to final customers increased by 6.4% or R$508.8 million, primarily due to Periodic Tariff Adjustments (an increase of 17.37% between June 24, 2023, and June 23, 2024, and a reduction of 4.0% starting June 24, 2024) and an increase in billed captive market revenue of 5.5% (1,112 GWh) mainly due to higher residential consumption (+999 GWh or +11.3%) and commercial consumption (+262 GWh or +5.8%), while industrial consumption fell by 223 GWh (-11.5%). The free market, on the other hand, showed a significant drop of 1,321 GWh (-11.1%), with emphasis on the reduction of 498 GWh (-23.2%) in the commercial segment.
•Electricity sales to distributors. Our electricity sales to distributors decreased by 13.4% or R$482.3 million, mainly due to the 13.4% reduction in the average price of energy sold in the free contracting environment (FCE) (R$ 178.72 compared to R$ 206.63 in 2023), the termination of contracts by Copel GeT in the regulated contracting environment (RCE), and a higher provision for generation deviation in wind projects due to operational transmission restrictions imposed by the ONS and mainly due to the decreased wind levels, there was a sharp drop of 6,714 GWh (-25%) in volume sold, which reflects a more challenging market environment and lower contracted energy demand.
•Use of the main distribution and transmission grid. Our use of the main distribution and transmission grid increased by 17.4% or R$1,045.8 million, primarily due to Periodic Tariff Adjustments (an increase of 6.32% between June 24, 2023, and June 23, 2024, and 2.69% starting June 24, 2024), as well as a 7.3% increase in the wire market of Copel DIS, in addition to the updating of transmission contract asset balances, partially offset by the impacts of the tariff review of Copel GeT's transmission concession contracts;
•Construction income. Our construction income increased by 9.3% or R$217.0 million, essentially due to the increase in the volume of works related to the “Transformation Program”, which encompasses investments aimed at improving and modernizing infrastructure and improvements in service to consumers in the construction segment distribution;
•Sectorial financial assets and liabilities. Our sectorial financial assets and liabilities, primarily due to the growth of the billed market and better adherence of tariff coverage in relation to the actual costs of Portion A (non-manageable costs).
Operating Costs and Expense (continuing operations)

			Variation
	2024 (R$ million)	2023 (R$ million)	R$ million	%
Electricity purchased for resale	8,924.9	7,716.2	1,208.7	15.7
Charge of the main distribution and transmission grid	2,865.5	2,896.7	(31.2)	(1.1)
Materials and supplies for power electricity	0.9	17.7	(16.8)	(94.9)
Personnel and management	1,081.8	1,878.3	(796.5)	(42.4)
Pension and healthcare plans	259.4	260.2	(0.8)	(0.3)
Materials	86.9	102.7	(15.8)	(15.4)
Third-party services	1,074.3	996.3	78.0	7.8
Credit losses, provisions and reversals	345.1	92.2	252.9	274.3
Other operational costs and expenses, net	240.8	430.5	(189.7)	(44.1)
Depreciation and amortization	1,465.5	1,382.0	83.5	6.0
Construction costs	2,522.9	2,319.7	203.2	8.8
	18,868.0	18,092.5	775.5	4.3

Form 20-F 25FY24 | COPEL and Subsidiaries | 94

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The variation in operational costs and expenses is primarily due to:
1)Electricity Purchased for Resale. Our electricity purchased for resale increased by 15.7% or R$1,208.7 million, mainly resulting from the increase in the volume of energy received from mini and micro generators, the incorporation, starting in January 2024, of New Energy Auctions impacting the CCEAR, and the increased purchases in the spot market – CCEE. The average cost per MWh increased significantly for all sources, with Itaipu rising R$11.54/MWh (+5.60%), Angra R$7.73/MWh (+2.28%), CCGF R$16.93/MWh (+10.69%) and regulated market auctions R$25.70/MWh (+12.26%). The most substantial impact on costs came from auction purchases, where total expenses increased by R$495.4 million (+17.98%), reflecting the increase in energy prices. On the other hand, CCGF costs fell by R$37.3 million (-5.15%) due to lower volumes purchased.
2)Personnel and Management. Our personnel and management expenses decreased by 1.1% or R$31.2 million, reflecting primarily the compensation for the second additional third of vacation for the withdrawal of benefits from the Collective Labor Agreement (CLA), amounting to R$ 138.0 million, and the provision for the Voluntary Dismissal Program (PDV) of R$ 610.0 million, both in 2023, in addition to the reduction in workforce in 2024, partially offset by the increase in administrators' fees in 2024, the salary adjustment resulting from the collective labor agreement of 4.51% in October 2023, and the provision of R$ 15.6 million related to the impacts of the CLA 2024 approved in 2025;
3)Third-Party Services. Our third-party services expenses increased by 7.8% or R$78.0 million especially due to the increase in costs associated with the maintenance of the electrical system and installations;
4)Credit losses, provisions and reversals. The variation in our credit losses, provisions and reversals is the result of the impairment reversal of R$174.5 million recorded in 2023, which is non-recurring in 2024, and the increase in provisions for legal claims in 2024, mainly civil and labor disputes;
5)Other operational income (expenses). Our other operational income (expenses) decreased by 44.1% or R$189.7 million, mainly due to gains from the sale of non-operational properties related to the concessions of Copel GeT and FDA;
6)Depreciation and Amortization. Our depreciation and amortization increased by 6.0% or R$83.5 million, primarily due to the commissioning of new assets resulting from increased investments by Copel DIS;
7)Construction Costs. Our construction costs increased by 8.8% or R$203.2 million, reflecting primarily the investments made in the infrastructure of the electric distribution segment.
Equity in earnings of investees
The Equity in earnings of investees for 2024 amounted to R$ 281.2 million, which is 8.6% lower than the R$ 307.8 million recorded in 2023. This decrease is primarily due to the equity method results from jointly controlled electric power transmission entities, considering, among other events, the tariff review gains recorded in 2023 that were not recurring in 2024.
Financial Results
The financial result showed a positive variation of R$ 48.0 million, primarily due to the increase in income from financial investments, resulting from a higher volume of invested amounts, an increase in arrears charges on bills, and a reduction in monetary and exchange variation and debt charges, which was partially offset by an increase in monetary variation and adjustment to present value of accounts payable related to the concession, which refers to the balances resulting from the payments of the concessions for the HPPs.
Net Income (loss) for the year
In 2024, our consolidated net income amounted to R$ 2,799.4 million, which is 20.3% higher than the R$ 2,327.2 million recorded in 2023. This increase is attributed to the variation in financial results, as previously detailed, in addition to the effects of the gain from the sale of equity interests in UEGA and Compagas, presented in the line for discontinued operations. These amounts were partially offset by a higher income tax and social contribution due, primarily, to the increase in the period's results.

Form 20-F 25FY24 | COPEL and Subsidiaries | 95

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
LIQUIDITY AND CAPITAL RESOURCES
Our principal liquidity and capital requirements are allocated to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.
We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and third-party resources (BNDES, other financial institutions and capital markets). As of December 31, 2024, our Current Liquidity, an index ratio that measures our current assets over our current liabilities reached 1.3 x (as opposed to 1.5x as of December 31, 2023) with a cash and equivalents, bonds and securities of R$4,162.6 million (as opposed to R$5,639.4 million as of December 31, 2023).
With respect to long term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including Net Debt/EBITDA and minimum cash balance with the intention to preserve the liquidity and improve the capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity if conditions are favorable.
All of our future liquidity conditions rely on a series of scenarios and may be adversely affected depending on market and other conditions. Actual liquidity may differ significantly for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information - Risk Factors.”
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

	Year ended December 31,
	2024	2023	2022
	(R$ million)
Generation and transmission(1)	263.0	240.1	472.7
Distribution	2,196.9	1,966.5	1,848.1
Elejor	10.7	4.6	7.3
Others	43.9	45.5	8.9
Total	2,514.5	2,256.7	2,337.0

(1)Considers investment in projects held 100% by Copel GeT.

As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.
Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2025 is R$ 3,029.1 million, of which:
•R$ 464.1 million are for generation and transmission;
•R$ 2,501.9 million are for our distribution business;
•R$ 63.1 million are for other investments.

Form 20-F 25FY24 | COPEL and Subsidiaries | 96

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Elejor, which is not wholly owned by us, also budgeted their own capital expenditures for 2025 in the amount of R$15.5 million.
Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2024 was our operating activities. Net cash outflow from financing activities was R$803.9 million in 2024, compared with R$2,696.6 million in 2023. Net cash inflow from operating activities was R$3,393.5 million in 2024, compared with R$3,518.5 million in 2023 and R$3,902.6 million in 2022. The decrease in 2024, compared to 2023, was mainly due to the net cash inflow from discontinued operations in 2023.

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
The following table shows the maturity of loans, financing and debentures:

	(R$ million)
	Short Term	Long Term
	2025	2026	2027	2028	2029	>2030	>2030	Total
Domestic Currency	3,333.5	2,455.7	2,037.5	1,359.2	1,740.0	1,981.5	4,846.30	17,753.8
Foreign Currency	—	—	—	—	—	—	—	—
Total	3,333.5	2,455.7	2,037.5	1,359.2	1,740.0	1,981.5	4,846.30	17,753.8
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
Our outstanding loans and financing (including debentures) as of December 31, 2024, which also consider those associated with assets held for sale, totaled R$ 17,753.8 million. As of December 31, 2024, we had no debt outstanding denominated in U.S. dollars. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements are:
Banco do Brasil:
•As of December 31, 2024, we had R$ 751.5 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.

Form 20-F 25FY24 | COPEL and Subsidiaries | 97

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Banco Itaú:
•In October 2022, Copel GeT issued R$1 billion in commercial notes, in a single series, with an interest rate of DI + spread of 1.22% per year, maturing in three years and paying interest every six months. On December 31, 2024, we had an aggregate outstanding balance of R$ 1,036.3 million under these commercial notes;
Debentures:
•In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$147.6 million and IPCA index + 9.87% per year is applicable to R$153.2 million. As of December 31, 2024, we had an aggregate balance of R$ 183.2 million of outstanding debt under these debentures;
•In September 2018, Copel GeT issued R$290.0 million, 5th issuance, in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 7.6475% per year, with a seven-year maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 82.6 million under these debentures;
•In March 2019, Cutia Empreendimentos issued R$360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 327.7 million under these debentures;
•In July 2019, Copel GeT issued R$1 billion, 6th issuance, in simple, non-convertible debentures, in two series, with an interest rate of 109% of the CDI index per year and IPCA index + 3.90% with a five-years and six-years maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 276.2 million under these debentures;
•In November 2019, Copel Distribuição issued R$850 million, 5th issuance, in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1.45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 678.7 million under these debentures;
•In June 2021, Copel Distribuição issued R$1.5 billion, 6th issuance, in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.7742% per year and CDI index + 1.95% per year with a ten-year and five-year maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 1,620.2 million under these debentures;
•In October 2021, Copel GeT issued R$1.5 billion, 7th issuance, in simple, non-convertible debentures, in two series, with an interest rate of CDI index + 1.38% per year and IPCA index + 5.7138% per year with a five-year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 1,598.8 million under these debentures;
•In May 2022, Copel Distribuição issued R$1.5 billion, 7th issuance, in simple, non-convertible debentures, in three series, with an interest rate of IPCA index + 6.1732% per year, CDI + 1.21% per year and CDI + 1.36% per year with a three-year, five year and ten-year maturity and payment of interest on semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 1,386.8 million under these debentures.
•In January 2023, Copel GeT issued R$1.3 billion, 8th issuance, in simple debentures, not convertible into shares, in two series, with an interest rate of CDI + 1.40% p.a. and IPCA + 6.82% p.a. with a term of seven years and a term of twelve years and semi-annual interest payments. On December 31, 2024, we had a total outstanding balance of R$ 1,386.8 million under these debentures;
•In June 2023, Copel Distribuição issued R$1.6 billion, 8th issuance, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 1.45% per year, CDI + 2.00 per year and CDI + 2.25% per year with a one year, four year and five-year maturity and payment of interest on semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 1,206.5 million under these debentures;
•In May 2024, Copel Serviços issued R$70.0 million, 1st issuance, non-convertible, in one series, with an interest rate of CDI + 1,20% with a term of seven years and semi-annual interest payments. On December 31, 2024, we had a total outstanding balance of R$ 71.2 million under these debentures;

Form 20-F 25FY24 | COPEL and Subsidiaries | 98

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In May 2024, Copel DIS issued R$2.25 billion, 9th issuance, in simple, non-convertible debentures, in two series, with an interest rate of CDI + 0.60% per year and IPCA + 6.28% per year with a seven year and twelve-year maturity and payment of interest on semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 2,306.8 million under these debentures;
•In October 2024, Copel GeT issued R$1.6 billion, 9th issuance, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 0.52% per year, CDI + 0.69% and CDI + 0.95% per year per year with a five year, seven year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2024, we had an aggregate outstanding balance of R$ 1,637.7 million under these debentures;
BNDES
•In December 2013, we received approval for the BNDES financing of HPP Colíder in an aggregate amount of R$1,041.2 million, maturing in October 2031. As of December 31, 2013, we had received R$840.1 million of this amount, with the remaining disbursements to be made in accordance with the construction schedule of HPP Colíder. Additionally, BNDES approved the finance of the Cerquilho III transmission substation in the amount of R$17.6 million, which was disbursed in a single installment. As of December 31, 2024, the aggregate outstanding balance of these two contracts totaled R$ 491.9 million;
•BNDES has provided a loan to us of R$339.0 million to finance the construction of the Mauá Hydroelectric Plant. Mauá is owned by Consórcio Energético Cruzeiro do Sul, in which we have a 51.0% interest and Eletrosul has a 49.0% interest. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. As of December 31, 2024, we had an aggregate of R$ 75.0 million in outstanding debt with BNDES and Banco do Brasil under this facility;
•In December 2011, we entered into a financing contract with BNDES in the total value of R$44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2024, we had an aggregate of R$ 4.56 million in outstanding debt under this financing contract;
•In March 2012, we entered into a financing contract with BNDES in the total value of R$282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2024, we had an aggregate of R$ 116.7 million in outstanding debt under this financing contract;
•In September 2012, we entered into a financing contract with BNDES in the total value of R$73.1 million for the construction of SHP Cavernoso II, with maturity in 16 years. As of December 31, 2024, we had an aggregate balance of R$ 22.7 million of outstanding debt under this financing contract;
•In June 2015, we entered into a financing contract with BNDES in the total value of R$154.6 million for the construction Santa Helena and Santa Maria Wind Farm, with maturity in 16 years. As of December 31, 2024, we had an aggregate balance of R$ 56.5 million of outstanding debt under this financing contract;
•In December 2015, we entered into a financing contract with BNDES in the total value of R$55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2024, we had an aggregate balance of R$ 18.9 million of outstanding debt under this financing contract;
•In November 2018, we entered into a financing contract with BNDES in the total value of R$194.0 million for the implementing Baixo Iguaçu Hydroelectric Power Plant as well as its associated transmission system, with maturity in 17 years. As of December 31, 2024, we had an aggregate balance of R$ 136.7 million of outstanding debt under this financing contract;
•In October 2018, we entered into a financing contract with BNDES in the total value of R$619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2024, we had an aggregate balance of R$ 497.2 million of outstanding debt under this financing contract.

Form 20-F 25FY24 | COPEL and Subsidiaries | 99

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•In August 2018, Copel GeT signed a share exchange agreement with Eletrosul in the controlled ventures Costa Oeste Transmissora de Energia S.A. (51% Copel GeT and 49% Eletrosul), Marumbi Transmissora de Energia S.A. (80% Copel GeT and 20% Eletrosul) and Transmissora Sul Brasileira de Energia S.A. (20% Copel GeT and 80% Eletrosul). With this contract, Copel GeT starts to hold 100% interest in the Costa Oeste and Marumbi undertakings and Eletrosul now holds 100% stake in Transmissora Sul Brasileira.
•Marumbi has an agreement signed with BNDES in 2014, in the amount of R$55 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2024 of R$ 11.9 million.
•Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$27.6 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2024 of R$ 8.7 million.
•In June 2020, we entered into a financing contract with BNDES in the total value of R$432.1 million for the implementing of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2024, we had an aggregate balance of R$ 395.1 million of outstanding debt under this financing contract.
CAIXA ECONÔMICA FEDERAL (CEF)
•As of December 31, 2024, we had R$ 3.8 million in outstanding debt related to government programs to finance distribution projects.
BANCO DO NORDESTE
•In May 2021, we entered into a financing contract with BNB for a total value of R$208.7 million for the construction of Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV Wind Farms, with a maturity of 17 years. As of December 31, 2024, we had an aggregate balance of R$ 178.4 million of outstanding debt under this financing contract.
•In November 2021, we completed the acquisition of Vilas Complex, which is finance until 2039 for the Vila Maranhão I, Vila Maranhão II, Vila Maranhão III and Vila Ceará I, and until 2040 for and Vila Mato Grosso I. As of December 31, 2024, we had an aggregate balance of R$ 505.1 million of outstanding debt under this financing contract; and
•In January 2023, we completed the acquisition of Aventura and Santa Rosa & Mundo Novo Wind Farms, which are financed until 2039 for Aventura II, Aventura III, Aventura IV and Aventura V, and until 2043 for Santa Rosa e Mundo Novo I, Santa Rosa e Mundo Novo II, Santa Rosa e Mundo Novo III, Santa Rosa e Mundo Novo IV and Santa Rosa e Mundo Novo V. As of December 31, 2024, we had an aggregate balance of R$ 845.5 million of outstanding debt under this financing contract.
In May 2022, Copel Distribuição received the amount of R$145.8 million, recognized as a financial component to cover the additional costs associated with tfhe water scarcity situation that affected the country throughout 2021, the amount started to be collected monthly for the CDE Water Scarcity Account, in quotas approved by ANEEL as of June 2023. The balance of the CDE Water Scarcity Account on 12/31/2024 is R$51.6 million and on 12/31/2023 it was R$45.2 million. By determination of Aneel, Order 3,056 10/09/24, the collection was interrupted from September/2024. (See Note 28 - 28.2.1 of Financial Statement 2024).
We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—LEGAL PROCEEDINGS.”
In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 34 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$102,761.1 million on December 31, 2024. These commitments are expected to be settled as follows: R$6,377.0 million in less than a year, R$21,696.2 million from one to 5 years and R$74,687.8 million after 5 years.
In Note 32.2.2 to our consolidated financial statements, we present the expected values for settlement of contractual obligations undiscounted in each time range. Our projections are based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Brazilian Central Bank’s Focus Report.

Form 20-F 25FY24 | COPEL and Subsidiaries | 100

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
We are managed by:
•a Board of Directors, which is currently composed of 9 members; and
•an Executive Board, which is currently composed of 9 members.
BOARD OF DIRECTORS
The Board of Directors ordinarily meets monthly. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association.” The members of the Board of Directors are elected to serve for two-year terms and may be reelected. Among the current nine members of the Board of Directors:
•six were elected by shareholders holding ordinary shares;
•one was elected by minority shareholders (holding voting shares);
•one was elected by minority shareholders (holding outstanding non-voting shares); and
•one was elected by our employees.
According to Brazilian Federal Law, and considering also that we no longer have a controlling shareholder, minority shareholders are entitled to appoint and remove at least one member of the Board of Directors, in a separate election, if such minority shareholders hold at least 10% of our outstanding non-voting shares. Minority shareholders holding at least 5% of our voting shares are entitled to request that a multiple voting procedure be adopted, a proceeding that grants each voting share as many votes as there are members of the Board of Directors and the right for all the voting shareholders to vote for only one candidate or to distribute his votes among several candidates, also in accordance with the Federal Law 6404/1976.
The terms of the current members of the Board of Directors expire in April 2025. The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Marcelo Souza Monteiro	Director	2023
Carlos Biedermann	Director	2019
Fausto Augusto de Souza	Director	2021
Marco Antônio Barbosa Cândido	Director	2018
Jacildo Lara Martins	Director	2023
Geraldo Corrêa de Lyra Junior	Director	2023
Viviane Isabela de Oliveira Martins	Director	2024
Pedro Franco Sales	Director	2024
The following are brief biographies of the current members of our Board of Directors:
Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master’s degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor’s degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He attended professional programs at the Brazilian Institute of Corporate Governance (IBGC), such as Improvement in Governance for Directors and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations (2022) and Continued Development Plan for Directors (2022). He is currently the Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. He is also member of the Board of Directors of Positivo Tecnologia, AMcom, InfoPrice and Velsis. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Mr. Malczewski has considerable experience as a board member in several sectors

Form 20-F 25FY24 | COPEL and Subsidiaries | 101

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Carlos Biedermann. Mr. Biedermann was born on August 18, 1953. Mr. Biedermann attended the Executive Program of the Singularity University (2019) and the International Business Programme at INSEAD/Harvard in France (1995). He holds a post-graduate degree in Financial Markets from Fundação Getúlio Vargas - FGV (1979) and Bachelors’ degrees in Accounting, from Unisinos (1977), and in Business Management and Public Management, from Universidade Federal do Rio Grande do Sul (1975). He attended professional programs at the Brazilian Institute of Corporate Governance (IBGC), such as Improvement in Governance for Directors and Coordinator and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations (2022) and Continued Development Plan for Directors (2022). He is currently a member of the Board of Directors and Financial expert member of the Statutory Audit Committee of Companhia Paranaense de Energia - Copel. Mr. Biedermann has considerable experience as a board member in several sectors, including organizations such as Amcham/RS and the Association of Marketing and Sales Directors of Brazil - ADVB/RS. At present, he is Chairman of the Board of Directors of Brivia Dez and also has seats in the Board of Directors of Lojas Lebes, and Solar. He is a member of the Audit Committee of Suzano Papel e Celulose, Grupo Algar, Grupo Cornélio Brennand, Moinho Paulista, Banrisul, Grupo Raymundo da Fonte and Tribanco. Additionally, he is an instructor at the Brazilian Institute of Corporate Governance - IBGC and a partner at Biedermann Consulting.

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
Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. and a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997 and 1994), and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). He attended professional programs such as Improvement in Governance for Directors and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations by IBGC (2022) and Continued Development Plan for Directors by IBGC (2022). Mr. Cândido is currently a member of our Board of Directors, and Coordinator of the Investment and Innovation Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Aebel, Expreso Princesa dos Campos and Athena Saúde S.A. Previously, at Copel he was Chairman of the Statutory Audit Committee (2017-2023); member of the Sustainable Development Committee in addition member of the Board of Directors of Copel Distribuição S.A.
Geraldo Corrêa de Lyra Junior. Mr. Lyra was born on August 15, 1964. He holds an MBA in Politics and Defense from Centro Universitário de Lins - UNILINS (2015), an MBA in Advanced Executive Development - Process Management at Fluminense Federal University (2008); and a Bachelor of Aeronautical Sciences as Colonel Aviator at the Air Force Academy - AFA (1987). He also attended several courses such as Higher Defense Course from Escola Superior de Guerra - ESG (2015); Aerospace Policy and Strategy Course from Escola de Comando e Estado-Maior da Aeronáutica (2015); and Command and General Staff Course at the Aeronautics Command and General Staff School (2008). At Copel, he is member of the Board of Directors and Coordinator of the Sustainable Development Committee.
Jacildo Lara Martins. Mr. Martins was born on October 28, 1966. He holds a Bachelor of Laws from UniOpet University (2012) and is pursuing a Post-graduation degree in Public Law with emphasis on Constitutional Law and a Post-graduation in Environmental Law, both at Escola Superior Verbo Jurídico. At Copel, he is a Member of the Board of Directors and Coordinator of the Cyber and Information Security Committe. He previously was Member of the Minority Committee at Copel (2023); Information Technology Manager at Itaipu Binacional (1991-2019); and Data Processing Center Manager at Cetil Data Processing (1980-1985).
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 102

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Viviane Isabela de Oliveira Martins. Ms. Martins was born on August 22, 1976. She holds a degree in Industrial Mechanical Engineering from CEFET-MG (2000), a post-graduate degree in Business Management from Fundação Dom Cabral in Belo Horizonte (2001), a Professional Master's Degree in Business Administration, with an emphasis on Finance, from Fundação Pedro Leopoldo (2005), a PhD in Business Administration - International Business, from PUC Minas (2016) and an extension course Advisor Trends Innovation: certification program, from Inova Business School in São Paulo (2020). Ms. Martins is currently a member of our Board of Directors, Member of the People Committee and Member of the Ethics Committee.
Pedro Franco Sales. Mr. Sales was born on September 7, 1977. He is a CFA Charterholder (2006) and holds a degree in Electrical Production Engineering, from PUC Rio de Janeiro (2000). At Copel, he is currently Member of the Board of Directors, Member of Investment and Innovation Committee and Member of the People Committee. He is also Member of the Board of Directors at GPS Participações e Empreendimentos S.A. and at Hospital Mater Dei S.A.
EXECUTIVE BOARD
Our Executive Board meets fortnightly and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our bylaws and the Internal Regulations.
According to our bylaws, our Executive Board consists of nine members. The Executive Officers are elected by the Board of Directors for two-year terms, reelection being permitted, but may be removed by the Board of Directors at any time. The terms of the current members of the Executive Board expire in May 2026. The current members are as follows:

Name	Position	Since
Daniel Pimentel Slaviero	Chief Executive Officer	2019
Márcia Cristine Ribeirete Baena	Vice President of People and Management	2024
Felipe Gutterres Ramella	Vice President of Finance and Investor Relations	2024
Diogo Mac Cord De Faria	Vice President of Strategy, New Business and Digital Transformation	2024
Yuri Müller Ledra	Vice President of Legal and Compliance	2024
Vicente Loiácono Neto	Executive Director of Governance, Risk and Compliance	2018
David Campos	Executive Director of Communication	2019
André Luiz Gomes da Silva	Vice President of Regulation and Market	2024
Anderson Cotias e Silva	Executive Director of Supply	2024
The following are brief biographies of the current members of our Executive Board:
Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellog School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). He attended professional development programs such as Improvement in Governance for Administrators and Supervisory Board members of State-Owned and Mixed Economy Companies by IBGC (2022); Continuous Development Plan for Administrators by IBGC (2022). He is currently our Chief Executive Officer and serves as Chairman of the Board of Directors of our wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). He is also Full member in the consumption category of the Board of Directors of ONS - Operador Nacional do Sistema Elétrico. Previously at Copel he acted as Member and Executive Secretary of the Board of Directors (2019-2023); Member of the Investment and Innovation Committee (2021-2023); and Member of the Sustainable Development Committee (2021-2023).

Form 20-F 25FY24 | COPEL and Subsidiaries | 103

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He holds a Master’s Degree in Business Law and Citizenship from Centro Universitário Curitiba - Unicuritiba (2021); a post-graduate degree in Civil Procedure Law - Great Transformations from Universidade do Sul de Santa Catarina (2010), and a Bachelor’s degree in Law from Centro Universitário Curitiba – Unicuritiba (2007). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Supervisory Board Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). He is currently the Executive Director of Governance, Risk and Compliance, Coordinator of the Ethics Committee and Member of the Cyber and Information Security Committee. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Legal and Compliance Chief Officer, Advisor to the Chief Executive Office and to the Chief Legal Office (2013); and as Member of the Ethical Guidance Council.
David Campos. Mr. Campos was born on November 05, 1969. Mr. Campos received a Bachelor’s degree in Social Communication - Journalism from Universidade Estadual de Ponta Grossa - UEPG (1990). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Supervisory Board Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). He is currently our Executive Director of Communication.

Felipe Gutterres Ramella. Mr. Gutterres was born on April 14, 1973. He holds a Specialization degree in Business Administration, from Instituto de Pós-Graduação em Administração, Universidade Federal do Rio de Janeiro - UFRJ (2000) and a Degree in Economics also from UFRJ (1996). He attended several professional development programs such as Board Member Training Program, at Fundação Dom Cabral - FDC (2020), General Management Program, at Harvard Business School, Boston - USA (2009), Industrial Marketing Management, at Escola de Marketing Industrial (2003), Executive MBA - COPPEAD, at UFRJ (2001); Project Finance, at Euromoney Training - New York - USA (1999); and Planning and Financial Decision Making in Oil and Gas, at Shell Lensbury Center - Teddington, England (1998). At Copel he currently is Vice President of Finance and Investor Relations, being also Chief Finance and Investor Relations Officer at Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Serviços S.A.
Márcia Cristine Ribeirete Baena. Ms. Baena was born on January 19, 1972. She holds a Post-MBA degree for completing the Advanced Boardroom Program for Women, from Saint Paul Business School (2019), besides holding an Executive MBA degree in Business Management and Strategy from Universidade Federal do Paraná - UFPR (2003), a Specialization degree in Business, with an emphasis on Human Resources, from Pró-Reitoria de Pesquisa e Pós-Graduação, PUC-PR (1998), and a degree in Psychology, from UFPR (1995). She attended several professional development programs, such as People, Culture and Governance Committee, from IBGC (2023), Leading Innovation as Board Members - Lessons from Israel, Tel-Aviv University (2022), Digital on Board - Training Program for Board Members with Digital Fluency, by HSM (2020-2021), Women in Business, by the London School of Economics - LSE (2019), Transition into Leadership, by the Cargill Leadership Academy, USA/ARG/BRA (2009), Change Management Training, from Prosci Change Management Learning Institute, USA (2008), Leadership Architect 101 - 9 Box Lominger Methodology - Buenos Aires, Argentina (2008), Cargill Women's Forum 2006 - Minneapolis, USA, (2006) and Training for Coordinators in Group Dynamics, from Sociedade Brasileira de Dinâmica dos Grupos - SBDG (2000). At Copel she is currently Vice President of People and Management, being also a member of the Board of Directors of Copel Distribuição S.A. and Copel Serviços S.A.
Diogo Mac Cord de Faria. Mr. Faria was born on March 20, 1983. He holds a Master’s Degree in Public Administration from Harvard University (2017); PhD in Sciences from the Electrical Engineering Program at USP (2016); Master's Degree in Technology Development from Lactec (2013); and a Degree in Mechanical Production Engineering from PUC-PR (2007). He is currently our Vice-President of Strategy, New Business and Digital Transformation, Member of the Cyber and Information Security Committee, General Director of Copel Serviços S.A., Member of the Board of Directors of Copel Serviços S.A., Copel Geração e Transmissão S.A. and Copel Comercialização S.A.
Yuri Müller Ledra. Mr. Ledra was born on June 12, 1986. He holds a Specialization degree in Civil and Business Law from Pontifícia Universidade Católica do Paraná (2015), a Law degree from Faculdade de Ciências Sociais de Florianópolis (2010); and a Degree in Business Administration, with a major in Foreign Trade, from Centro de Educação Superior Unica (2009). He is currently our Vice President of Legal and Compliance and Legal and Compliance Officer at Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A. and Copel Serviços S.A.

Form 20-F 25FY24 | COPEL and Subsidiaries | 104

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
André Luiz Gomes da Silva. Mr. Silva was born on August 10, 1976. He holds a Master's Degree in Economics from Instituto Brasileiro de Ensino, Desenvolvimento e Pesquisa de Brasília (2023) and a Degree in Electrical Engineering from Universidade Federal de Engenharia de Itajubá (1999). He attended professional development programs such as Course for Board Members, by the Brazilian Institute of Corporate Governance - IBGC (2023). He is currently our Vice President of Regulation and Market.
Anderson Cotias e Silva. Mr. Silva was born on July 30, 1979. Mr. Silva holds an Executive MBA degree (Program for Management Development) in General Management, from IESE Business School (2023); MBA in Business Management from IBMEC-RJ (2015); Specialization in Metallurgical Engineering with an emphasis on Steelmaking, from PUC-RJ (2008); and a Degree in Business Administration from Universidade do Grande Rio (2007). He attended professional development programs such as Business for All - Management, from Harvard Business School (2023); Digital Transformation, from MIT Sloan Executive Education (2022); Innovation Leadership Program, from Tel Aviv University - Lahav Executive Education (2022); Green Belt - Six Sigma, by Seta Desenvolvimento Gerencial (2011); and Training Course in Business Logistics, COPPEAD, from Federal University of Rio de Janeiro - UFRJ (2006). He is currently our Executive Director of Supply.
SUPERVISORY BOARD
Our Supervisory Board is a non-permanent functioning body. The Supervisory Board consist of three members and three alternates elected for one year terms by the shareholders at the annual meeting. The Supervisory Board, which is independent of our management and of our external auditors, has the responsibilities provided in Federal Law No. 6,404/1976, which include, among others:
•reviewing our financial statements and reporting on them to our shareholders;
•issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•in general, supervising the activities of management and reporting on them to our shareholders.
The following table lists the current and alternate members of the Supervisory Board, who were appointed at the 69th annual shareholders’ meeting, held on April 22, 2024. The term of all members of the Supervisory Board indicated below will expire in April 2025.

Name	Since
Demetrius Nichele Macei	2024
Francisco Olinto Velo Schmitt	2024
Filipe Bordalo di Luccio	2024
Alternates
José Paulo da Silva Filho	2024
Kuno Dietmar Frank	2024
Patricia da Silva Barros	2024

STATUTORY AUDIT COMMITTEE
Our Bylaws provide for the functioning of our Statutory Audit Committee, composed of three to five members, with an unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted, and whose characteristics, composition, functioning and expertise requirements are provided for in specific Internal Regulations. This Committee is subordinate to the Board of Directors, to which it is directly linked. The majority of its members shall be independent. At least one member shall also be a member of the Board of Directors, one member shall not be a member of the Board of Directors and one member shall have recognized professional expertise in corporation accounting, audit and finance matters.
Pursuant to the rules of procedure of the Statutory Audit Committee, each member must be appointed by, and may be replaced by, a resolution of our Board of Directors. The current members of our Audit Committee are Mr. Carlos Biedermann (Coordinator and audit committee financial expert), Mr. Pedro Franco Sales and Mr. Luiz Claudio Maia Vieira, all of them independent members.

Form 20-F 25FY24 | COPEL and Subsidiaries | 105

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The Statutory Audit Committee is responsible for supervising the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for our internal auditing and reviewing the effectiveness of our internal control and risk management procedures and staff. The Statutory Audit Committee meets at least monthly or extraordinarily whenever necessary.
In accordance with our bylaws, the Statutory Audit Committee also plays a role in organizing our Internal Audit area an internal function linked to our Board of Directors through our Statutory Audit Committee. Our Board of Directors will approve the Annual Internal Audit plan, as proposed by the Internal Audit, with the help of Statutory Audit Committee and will name the head of the Internal Audit after the recommendation of the Statutory Audit Committee. Our Internal Audit is responsible for submit a risk-based audit plan to, and carrying out audit work requested by the Board of Directors, the Statutory Audit Committee and management, following up on findings and corrective actions and periodically report to senior management and the Statutory Audit Committee on any corrective actions not effectively implemented, and ensuring that the principles of integrity, objectivity, confidentiality and competence are applied and complied with.
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
It is composed of three members, with an unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Date of Appointment
Marco Antônio Barbosa Cândido	Coordinator	September 20, 2023
Pedro Franco Sales	Member	May 9, 2024
Marcelo Souza Monteiro	Member	September 20, 2023
SUSTAINABLE DEVELOPMENT COMMITTEE (“CDS”)
The Sustainable Development Committee (“CDS”) is an independent and permanent body that advises the Board of Directors. CDS may interact with companies directly or indirectly controlled by us when determined by the Board of Directors. Its role, operation and composition are determined by internal policies approved by the Board of Directors. Among its activities, we highlight the assistance to the set of guidelines, policies and principles for the management of personnel and our sustainable development, focusing on social, environmental and governance (“ESG”) matters, based on best market practices.
It is composed of three members, with an unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Date of Appointment
Geraldo Corrêa de Lyra Junior	Coordinator	May 9, 2024
Lavinia Rocha de Hollanda	Member	September 20, 2023
Fausto Augusto de Souza	Member	September 20, 2023

Form 20-F 25FY24 | COPEL and Subsidiaries | 106

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
MINORITY SHAREHOLDERS COMMITTEE (“CDM”)
The Minority Shareholders Committee was terminated following our transformation into a corporation with dispersed capital and without a controlling shareholder on August 11, 2023.
PEOPLE COMITTEE
Our People Committee is an independent and permanent body that advises the Board of Directors. Its main role, is to work on the proposition of policies and guidelines in respect of managing people. Further information on this operation is detailed in internal policies approved by the Board of Directors.
It is composed of three members, with an unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Date of Appointment
Viviane Isabela de Oliveira Martins	Coordinator	May 9, 2024
Marcelo Souza Monteiro	Member	September 20, 2023
Mario Cunha Campos	Member	May 9, 2024
EXECUTIVE COMPENSATION
In accordance with Brazilian corporate law, the total compensation of the Board of Directors, the Executive Board and the Supervisory Board is established annually by our annual shareholder meeting. Under the terms of paragraph 3 of article 162 of the Brazilian Corporate Law, the compensation of the members of our Supervisory Board must be equal to or greater than 10% of the average compensation paid to the members of our Executive Board (excluding benefits, representation funds and profit-sharing plans, if applicable). The members of our Supervisory Board received in 2024 10.58 % of the average compensation paid to the members of our Executive Board.
The members of our Audit Committee received 34% more (the coordinator and 60.23% more) than the monthly fixed compensation paid to members of the Board of Directors.
For the year ended December 31, 2024, the aggregate amount of compensation paid by us to the members of our Board of Directors, Executive Board and Supervisory Board was R$31.8 million, of which 83.1% went to our Executive Board, 10.7% to our Board of Directors, 4.7% to our Committees and 1.5% to our Supervisory Board, as approved by the 69th annual shareholder meeting and the 210th extraordinary shareholder meeting of April 22, 2024.
The following table shows additional details on the compensation paid to the members of our Board of Directors, Executive Board and Supervisory Board for the periods indicated

	Compensation (R$’000) in the years ended December 31,
	Board of Directors			Executive Officers			Supervisory Board
Area	2024	2023	2022	2024	2023	2022	2024	2023	2022
Number of members(1)	8.83	9.08	9.00	8.58	7.08	7.00	3.0	4.42	5.00
Total Salary	3,185.48	1,736.60	1,151.02	8,190.45	6,292.88	5,073.34	466.65	622.74	659.43
Largest Salary	818.41	411.61	227.83	1,584.92	1,051.87	879.23	168.74	155.50	131.89
Smallest Salary	313.20	267.55	131.89	799,41	891.48	381.90	168.74	141.37	10.99
Average Salary	360.62	179,1	185.36	954.23	824,7	708.83	155.55	102,7	127.86
Compensation for attending committees(2)	1,505.65	1,124.06	814.54	0	—	—	—	—	—
Others(3)	3,675.62	129.68	92.41	32,064.72	3,742.15	755.74	—	4.11	12.60
Total(4)	8,366.75	2,990.34	2,057.98	40,255.16	10,035.03	5,829.08	466,65	626.85	672.02

(1) This figure corresponds to the average number of members per year.
(2)     Refers to Private Pension Contribuition, Assistance Plan, Bonuses (only Directors) and Food Allowance (only Directors) and labor charges (year 2021). In compliance with the Circular Letter/ANUAL-2022- CVM/SEP, the 2022 and 2023 position does not present the amounts related to labor charges.
(3) Comprises Total Salary, Compensation for attending committees and Others.
As a remuneration/indemnity mechanism for directors in the event of removal from office, at the discretion of the Board of Directors, we offer extraordinary compensation for entering into a non-compete agreement and and for the safeguarding of confidential information.

Form 20-F 25FY24 | COPEL and Subsidiaries | 107

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Long-Term Incentive Plan - ILP
On April 22, 2024, the Extraordinary General Meeting approved the “Plan for Granting Restricted Shares and Performance Shares” (the “Plan”) that aims at: (i) aligning the compensation of management and key positions with our long-term objectives; (ii) attach part of the compensation to the value generation for the Company; (iii) foster a culture of meritocracy and high performance; and (iv) retain and attract talent that adds value to the Company.
The Plan is managed by the Board of Directors, with support from the People Committee. The members of the Board of Directors are eligible only to be granted restricted shares and the Directors and Employees are eligible to be granted both restricted shares and restricted shares for performance. (See note 27.6. from Financial Statement)
Granting of restricted shares
Within the scope of the Plan, restricted shares corresponding to up to 0.2% of the our share capital may be granted. The acquisition of rights occurs after 2 years from the date of granting, in compliance with the terms and conditions set forth in the Plan, programs and specific contracts, except for the first grant signed in 2024 for members of the Board of Directors, which has a term equal to the remaining period of the current terms of office.
The shares received by participants are subject to a restriction period, starting from their delivery, for a period defined by the Board of Directors, with a minimum of 2 years for participants who are Board Members. During the restriction period, the participant will be entitled to the proceeds corresponding to the shares, and may also exercise the political rights of the share without any restriction.
As of December 31, 2024, only the restricted share detailed in the table below had been granted, and the expense recognized in the income statement for the year against Equity was R$5,595. (See note 27.6. from Financial Statement)

Shares granted	Fair value R$ (*)	CAD approval	Granting and start of vesting	Acquisition of rights (vesting date)	Restriction until	Status
397,742	8.12	Aug, 2024	05.02.2024	05.01.2024	05.01.2027	In progress(**)
516,047	7.60	Oct. 2024	05.02.2024	10.25.2025	n/a	In progress(**)
516,050	7.34	Oct. 2024	05.02.2024	10.25.2026	n/a	In progress(**)
516,058	7.02	Oct. 2024	05.02.2024	10.25.2027	n/a	In progress(**)

(*) Calculation method: Price of common shares on the date of grant, adjusted for expected dividends
(**) The acquisition of share rights has not yet occurred (vesting period).
EMPLOYEES
On December 31, 2024, we had 4,389 employees, compared to 5,804 employees on December 31, 2023 and 5,875 employees on December 31, 2022. The following table shows the number of employees and the distribution of employees by area of activity on the dates indicated in each area of activity. The following table shows the number of employees and the distribution of employees by area of activity on the dates indicated in each area of activity.

	As of December 31,
Area	2024	2023	2022
Generation and transmission	1,091	1,477	1,487
Distribution	3,199	4,203	4,257
Services	0	0	0
Corporation staff and research and development	60	83	84
Other employees	39	41	47
Total employees of Copel and wholly-owned subsidiaries	4,389	5,804	5,875
Compagas	0	129	132
Elejor	7	7	7
Araucária	0	14	15
Total	4,396	5,954	6,029

Form 20-F 25FY24 | COPEL and Subsidiaries | 108

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
All of our employees are covered by collective bargaining agreements that we renegotiate annually with unions representing the various professional categories. In 2024, we negotiated and entered into agreements with the unions representing our employees, effective as of October, for a period of one year. We agreed to salary adjustments of 4.09%.
We provide a number of benefits to our employees. The most significant is our sponsorship of Fundação Copel de Previdência e Assistência Social (“Fundação Copel”), which supplements the Brazilian government retirement and health benefits available to our employees. As of December 31, 2024, approximately 99.1% of our employees had elected to participate in a defined contribution plan.
In accordance with federal law and our compensation policy, our employees participate in a profit-sharing plan. The Board of Directors and the shareholders within the Annual Shareholders’ Meeting must approve the amount of such compensation, which is determined in accordance with an agreement between an employee committee and us. An employee’s receipt of compensation is conditioned on us meeting certain benchmarks set out by our annual shareholders meeting. The amount of profit-sharing distributions reserved and approved for the 2024 fiscal year was R$ 125.1 million.
On February 12, 2020 the Board of Directors approved the implementation, within Copel and its wholly-owned subsidiaries, of a short-term incentive program called Performance Incentive Program, or Prêmio Por Desempenho (“PPD”) directed at aligning efforts throughout different organizational levels to our strategic objectives. The last cycle of the program began on January 1, 2023 and ended on December 31, 2023. Payment occurred in April 2024. The results obtained at the end of this final cycle show that 35.4% of our areas met or exceeded our goals and the Goal Achievement Index average (Indice de Cumprimento de Metas or “ICM”) was 83.1%. The 2024 cycle will be audited and payment is scheduled for April 2025.

Form 20-F 25FY24 | COPEL and Subsidiaries | 109

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
SHARE OWNERSHIP
As of January, 2025, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.
The following table indicates the board members, executive officers and members of the Supervisory Board who held shares as of January, 2025 and their respective share ownership as of such date, considering shares traded on the [B]³. No other board member, executive officer, members or alternate members of the Supervisory Board held shares issued by us on January, 2025.

Number of shares(1)
	Common	Class A	Class B
Board of Directors
Marcel Martins Malczewski	—	—	—
Marco Antônio Barbosa Cândido	—	—	—
Carlos Biedermann	—	—	—
Fausto Augusto de Souza	—	—	—
Marcelo Souza Monteiro	10	—	—
Geraldo Corrêa de Lyra Junior	—	—	—
Jacildo Lara Martins	—	—	—
Pedro Franco Sales	603,700	—	—
Viviane Isabela de Oliveira Martins	—	—	—

Executive Officers	—	—	—
Daniel Pimentel Slaviero	—	—	—
David Campos	—	—	—
Felipe Gutterres Ramella	—	—	—
Anderson Cotias E Silva	—	—	—
André Luiz Gomes Da Silva	—	—	—
Diogo Mac Cord de Faria	—	—	—
Márcia Cristine Ribeirete Baena	—	—	—
Yuri Müller Ledra	—	—	—
Vicente Loiacono Neto	—	—	—
Fernando Mano da Silva	—	—	—
Adriano Fedalto	—	—	—
Marcio Raphael Ploszaj	—	—	—
Marco Antonio Villela de Abreu	—	—	—
Julio Shigeaki Omori	—	—	—
Karine Matsunaga Lopes Torres	—	—	—
Rodolfo Moraes Fontes Lima	—	—	—

Supervisory Board – Members	—	—	—
Demetrius Nichele Macei	—	—
Filipe Bordalo Di Luccio	—	—	—
Francisco Olinto Velo Schmitt	—	—	—
Kuno Dietmar Frank	—	—	—
Patricia da Silva Barros	—	—	—

(1)Considers the share split and the shares held directly or indirectly.

Form 20-F 25FY24 | COPEL and Subsidiaries | 110

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new COPEL shares took place, resulting in our transformation into a corporation with dispersed capital and without a controlling shareholder. Upon completion of the Base Offering, the State of Paraná reduced its voting share ownership. On September 11, 2023, the complementary offering (greenshoe) to the Base Offering was settled. As of December 31, 2024, the State of Paraná directly held 27.57% of the common shares.
On December 31, 2024, BNDESPAR owned directly 10.09% of our Common Shares.
The following table, sets forth certain information regarding the ownership of our Common Shares on December 31, 2024:

Shareholder	Common shares(1)
	(thousands)	(% of total)
State of Paraná	358,562,509	12.02
BNDESPAR	131,161,562	4.40
Public Float - Traded as part of ADS	14,500,773	0.49
Public Float - Traded on the [B]³	790,177,462	26.49
All directors and officers as a group with trading on [B]³(2)	603,710	0.02
Public Float – Traded on Latibex	208	0.01
Other(3)	3,112,727	0.10
Treasury	2,623,800	0.09
Total	1,300,347,300	43.59

(1)Includes shares held through ADS.
(2)As of December 31, 2024, our directors and officers owned an aggregate of 603,710 Common Shares. None of our directors and officers holds more than 1% of our Common Shares.
(3)Shares held directly in the records of our registrar.
The following table, sets forth certain information regarding the ownership of our Class B Shares on December 31, 2024:

Shareholder	Class B Shares(1)
	(thousand)	(% of total)
State of Paraná	116,081,402	3.89
BNDESPAR	524,646,248	17.59
Traded as ADSs	87.882.836	2.95
Traded on the [B]³	945,052,336	31.68
All directors and officers as a group with trading on [B]³(2)	—	0.00
Traded on Latibex	1,647,643	0.06
Other(3)	950,225	0.03
Treasury	3,074,600	0.10
Total	1,679,335,290	56.30

(1)Considers shares held through ADS.
(2)On December 31, 2023, our directors and officers held an aggregate of 101,700 Class B Shares, including ADSs.
(3)Shares held directly in the records of our registrar.
As of March 31, 2025, 22.88% of Common Shares and 15.61% of Class B Shares were held by United States residents registered at [B]³ and ADSs listed on the NYSE represented 1.02% of Common Shares and 5.20% of Class B Shares.
Upon our migration to Level 2 of Governance Standards of [B]³, in December 2021, the holder of Preferred Shares was granted restricted voting rights in relation to certain matters.

Form 20-F 25FY24 | COPEL and Subsidiaries | 111

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
i)Approving and executing the Annual Investment Plan of Copel Distribuição S.A., if the investments from the 2021/2025 tariff cycle onwards do not reach at least twice the Regulatory Reinstatement Quota (QRR) for this cycle or in total until the end of the concession.
ii)Modiying our bylaws to remove or alter:
a.the obligation to maintain the Company's current name;
b.the obligation to maintain the Company's headquarters in the State of Paraná;
c.the rule that prevents any shareholder or group from voting more than 10% of the total voting shares;
d.the rule that prohibits making, filing and registering shareholder agreements for the exercise of voting rights, except for forming blocks with a number of votes with fewer votes than the Bylaws limit.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 112

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
RELATED PARTY TRANSACTIONS
We engage in transactions, including the sale of electric energy and charges for use of the transmission system, with our major shareholders and with our Joint ventures and Associates. The tariffs we charge on electric energy sold to our related parties are approved by ANEEL, and the amounts are not material. We also provide guarantees in the context of financing transactions and power purchase agreements entered into by our subsidiaries in the ordinary course of business.
Related party transactions are subject to specific governance rules regarding approval and disclosure pursuant to Brazilian corporation law and CVM and ANEEL regulations, as applicable, the Company’s Bylaws, our Related Party Transactions Policy (available at Copel investors’ relation website - https://ri.copel.com) and other internal policies.
The following summarizes the most significant transactions with our related party. For more information, see Note 33 to our audited consolidated financial statements.
Transactions with entities with significant influence
BNDES and BNDESPAR
BNDESPAR, a wholly-owned subsidiary of BNDES, owns 10.1% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Cutia, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries. As of December 31, 2024, we had an aggregate of R$1,979.9 million in outstanding net debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 19 and 20 to our audited consolidated financial statements, as well as Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.
State of Paraná
As of December 31, 2024, we had R$23.3 million in receivables from the State of Paraná. The amount refers mainly to the Energia Solidária program, established by State Law No. 20,943/2021, that defines certain benefits relating to electricity consumption by residential consumer units of low-income families residing in the State of Paraná.
Transactions with Joint Ventures and Associates
As of December 31, 2024, we had R$2.7 million in receivables and R$1.4 million in liabilities with our Joint Ventures and Associates, referring to operation and maintenance services agreements, facility sharing agreements and power purchase and sale agreements.
Transactions with other related parties
Fundação Copel
Fundação Copel is a closed pension fund sponsored by us and other entities that runs and operates benefit plans, welfare and social assistance. In 2024, we made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans as disclosed in Notes 21 and 33 to our audited consolidated financial statements.
Other
As of December 31, 2024, we had we have balances receivable and payable from other related parties relating mainly to contracts for the provision of services, research and development, the sale of energy and basic sanitation, as disclosed in Note 33 to our audited consolidated financial statements.

Form 20-F 25FY24 | COPEL and Subsidiaries | 113

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Transactions with key management staff
The fees and social security charges and the pension and healthcare plans expenses with the Management are disclosed in Notes 21 and 29.2 to our audited consolidated financial statements.
ITEM 8. FINANCIAL INFORMATION
See section Financials Information.
A. Consolidated Financial Information
See “Item 5. Operating and Financial Review and Prospects—Overview” and “Item 18. Financial Statements.”
LEGAL PROCEEDINGS
We are currently subject to numerous proceedings relating to civil, administrative, labor and tax claims. Our audited consolidated financial statements only include provisions (i) when we have a present obligation (legal or constructive) resulting from a past event, (ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, (iii) and a reliable estimate can be made of the amount necessary to settle the obligation. As of December 31, 2024, our provisions for legal claims in which the losses are rated probable were R$956.7 million (does not include the provision of R$1,580.6 million referred to below in the item “Tax and Social Contribution Claims”). However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.
As of December 31, 2024, we estimate the value of R$2,807.9 million in claims against us for which no provisions have been made because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation, of which R$293.1 million correspond to labor claims; R$10.3 million to employee benefits; R$1,605.5 million to regulatory claims; R$454.8 million to civil claims; and R$444.2 million to tax claims. For more information, see Note 26 to our audited consolidated financial statements.
Tax and Social Contribution Claims
In the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2024, we had provisioned R$143.8 million to cover expected losses related to these lawsuits.
Based on a final and unappealable decision in June 2020, in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. In June 2022, the Federal Government enacted Federal Law 14,385/2022, which defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the courts as undue. As a result of the law, the company recorded a provision that refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, based on the risk assessment carried out by our management and supported by the opinions of legal advisors. As of December 31, 2024, the provision recorded is R$1,580.6 million. The Company is evaluating the appropriate measures to be taken, including legal measures, considering the protection given to unappealable decisions and applicable limitation periods. Concomitantly, on December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - “ADI” with the Federal Supreme Court - “STF”, questioning Law No. 14,385/2022. On September 4, 2024, the ministers formed a majority in favor of the constitutionality of the law. However, regarding the limitation period for the collection of amounts from consumers, so far five ministers voted for the application of the ten-year term (10 years), in line with the understanding of Copel Management, and two ministers voted for the application of the five-year term (5 years). The judgment is suspended due to the request for review by Minister Luis Roberto Barroso. The Company is awaiting the judgment's finalization.

Form 20-F 25FY24 | COPEL and Subsidiaries | 114

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Additionally, we are party to administrative and judicial proceedings pursuant to which we are challenging claims of the Brazilian Social Security authorities to pay additional security contributions, for which we estimate the amount of our expected loss to be R$22.0 million and we also are party to other tax claims for which we have provisions totaling R$51.5 million as of December 31, 2024.
Labor-related Claims and Employee benefits
We are the defendant in several lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters, for which, as of December 31, 2024, we have provisions totaling R$307.1 million.
We also are party to labor claims filed by former retired employees against Fundação Copel, which could have financial impacts for us if additional contributions are deemed necesary. As of December 31, 2024, we have set aside provisions totaling R$40.5 million.
Regulatory
We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2024, we have provisions totaling R$9.0 million.
Additional Claims
We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines for which, as of December 31, 2024, we have provisions totaling R$210.1 million.
We are party to several lawsuits related, mainly to accidents involving equipment used in our electricity transmission and distribution grids and actions involving billing, supposed irregular procedures, administrative contracts, and vehicle accidents. As of December 31, 2024, we have provisions totaling R$172.9 million reflecting the expected losses related to these lawsuits.
With regard to arbitration process that began in 2015, stemming from a dispute over a commitment term signed by the parties and us in December 2012, on January 25, 2024, the parties reached a settlement to terminate the case. We agreed to pay R$672.0 million in two installments: the first installment of R$336.0 million was paid on January 31, 2024, and the second and final installment, adjusted by the Selic rate, was paid on March 31, 2025. For more information, see Note 25.1 to our audited consolidated financial statements.
In January 2019, the Federal Prosecution Office (Ministério Público Federal – “MPF”) filed criminal charges against us before the 2nd Federal Court of Sinop. The MPF alleges that our construction activities at the Colíder Hydroelectric Plant in the Teles Pires River, within the Municipality of Colíder in May 2014, led to significant environmental pollution and the death of over 50 tons of fish, amounting to an environmental crime. As a consequence, the MPF is seeking a punitive fine for the alleged infraction. We have submitted our legal defense. Witnesses were heard and documents and technical reports were submitted. Copel received a favorable sentence, which was appealed by the MPF, pending judgment by the TRF. The timeline for the court’s final decision remains uncertain. We are committed to vigorously defending against this lawsuit.

Form 20-F 25FY24 | COPEL and Subsidiaries | 115

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
In accordance with our dividends policy, we may distribute yearly regular dividends higher than the mandatory minimum of 25% following certain guidelines related to our Financial Leverage Ratio, defined as the ratio between Ebitda and net debt:
•If our Financial Leverage Ratio is below 1.5x, we shall distribute 65% of our adjusted net profits.
•If our Financial Leverage Ratio is in between 1.5x and 2.7x, we shall distribute 50% of our adjusted net profits.
•If our Financial Leverage Ratio is higher than 2.7x, we shall distribute the mandatory minimum of 25% of our adjusted net profits.
Any distribution of dividends higher than the minimum amount of 25% of our adjusted net profits is constrained to the Available Cash Flow of the same year, defined as the operating cash flow minus net cash flow used for investment.
Calculation of Adjusted Net Income
Annual dividends are payable from our adjusted net profit for such period. Brazilian Corporate Law defines “net profit” for any fiscal year as the profits of a fiscal year after the deduction of income and social contribution taxes for that fiscal year and after the deduction of any amounts allocated to employees’ and management’s participation in our results in such fiscal year. The “net profit” for a fiscal year is subject to adjustment by the addition or subtraction of amounts allocated to legal and other reserves, the result of which is known as our adjusted net profit.
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
On December 31, 2024, our legal reserve was R$1,766.1 million, or 13.8% of our share capital at that date.

Form 20-F 25FY24 | COPEL and Subsidiaries | 116

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
In addition to deducting amounts for the legal reserve, under Brazilian Corporate Law net profit may also be adjusted by deducting amounts allocated to:
•the contingency reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our management, may decide to allocate a percentage of our net profits to a contingency reserve for anticipated losses that are deemed probable in future years, which amount may be estimated;
•the tax incentives reserve: under Brazilian Corporate Law, our shareholders’ meeting, upon a justified proposal of our management, may decide to allocate a percentage of our net profits resulting from government donations or subsidies for investment purposes.
On the other hand, net profits may also be increased by:
•the reversal of any amounts previously allocated to a contingency reserve in the fiscal year in which the loss that had been anticipated does not occur as projected or in which the anticipated loss occurs but is lower than the contingency allocated to it; and
•any amounts included in the unrealized profits reserve that have been realized in the relevant fiscal year and have not been used to offset losses, as approved by our shareholders’ meeting.
Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments.” The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by us in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. In 2024, our adjusted net profits used to calculate our dividends was increased by R$33.4 million as a result of the deemed cost realization in the this fiscal year.
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
•first, the holders of Class A Shares have the right to receive a minimum dividend equal to 10% of the total share capital represented by the Class A Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared;
•second, to the extent there are additional amounts to be distributed after all amounts allocated to the Class A Shares have been paid in accordance with the first bullet point above, the holders of Class B Shares have the right to receive a minimum dividend per share equal to (i) 25% of the adjusted net profit (ii) the total number of Class B Shares outstanding at the end of the fiscal year in respect of which the dividends have been declared; and
•third, to the extent that there are additional amounts to be distributed after all amounts allocated to the Class A Shares and the Class B Shares have been paid, the holders of Common Shares have the right to receive an amount per share equal to (i) the mandatory dividend divided by (ii) the total number of Common Shares outstanding at the end of the fiscal year in respect of which dividends have been declared, provided that the Class A Shares and Class B Shares receive dividends per share at least 10% higher than the dividends per share paid to the Common Shares.
To the extent that there are additional amounts to be distributed after all amounts described in the preceding items have been paid and in the form therein described, any such additional amount will be divided equally among all our shareholders. Holders of ADSs are paid dividends equal to those of their underlying shares.

Form 20-F 25FY24 | COPEL and Subsidiaries | 117

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Pursuant to Brazilian Corporate Law, we may pay interest on equity in lieu of dividends as an alternative form of making distributions to shareholders. We may treat a payment of interest on equity as a deductible expense for tax purposes, provided that it does not exceed the lesser of:
•the total amount resulting from (i) Long-Term Interest Rate (Taxa de Juros a Longo Prazo, or “TJLP”) multiplied by (ii) the total shareholders’ equity (determined in accordance with Brazilian tax legislation), less certain deductions prescribed by Brazilian tax legislation; and
•the greater of (i) 50.0% of current net income (after the deduction of social contribution on profits (Contribuição Social sobre o Lucro Líquido, or “CSLL”) and before taking such distributions and any deductions for corporate income tax) for the year in respect of which the payment is made or (ii) 50.0% of retained earnings and profit reserves for the year prior to the year in respect of which the payment is made.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 118

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	UNIT
2014	Jun 2015	622,523	0.21723600	0.25250700	0.23900000	—
2015	Jun 2016	326,795	0.11371600	0.25250700	0.12547300	—
2016	Jun 2017	282,947	0.09853900	0.28905000	0.10841000	—
2016	Dec 2017	223,266	0.07792700	—	0.08593200	—
2017	Aug 2018	266,000	0.09262400	0.28905000	0.10188700	—
2017	Aug 2018	23,401	0.00817700	—	0.00899600	—
2018	Jun 2019	280,000	0.09751500	0.28905000	0.10727000	—
2018	Jun 2019	98,542	0.03443500	—	0.03788100	—
2019	Jun 2020	321,500	0.11211739	0.19732848	0.12334596	—
2019	Sep 2020	321,500	0.11211739	0.19732848	0.12334596	—
2020	Sep 2020	781,000	—	0.23912059	—	—
2020	Aug 2021	807,500	0.28183240	0.31001564	0.31001564	—
2020	Aug 2021	210,276	0.07231977	0.14384143	0.07955175	0.39052677
profit reserves	Apr 2021	1,250,000	0.43627306	0.47990038	0.47990038	—
profit reserves	Aug 2021	123,257	0.04301883	0.04732072	0.04732072	—
profit reserves	Aug 2021	134,192	0.04683557	0.05151910	0.05151910	—
2021	Nov 2021	239,636	0.08249641	0.09074606	0.09074606	0.44548065
2021	Nov 2021	1,197,000	0.41207756	0.45328533	0.45328533	2.22521888
profit reserves	Jun 2022	283,173	0.09748467	0.10723314	0.10723314	0.52641723
2021	Jun 2022	1,368,675	0.47117031	0.51829476	0.51829476	2.54435609
2022	Nov 2022	600,000	0.20655465	0.22721013	0.22721013	1.11539517
profit reserves	Jun 2023	370,000	0.12737536	0.14011292	0.14011292	0.68782704
profit reserves	Jun 2023	521,000	0.17935829	0.19729413	0.19729413	0.96853481
2022	Jun 2023	258,000	—	0.09697927	—	—
2023	Nov 2023	456,920	0.14500531	0.15950586	0.15950586	0.78302875
2023	Jun 2024	456,920	0.14500531	0.15950586	0.15950586	0.78302875
Profit reserves	Jun 2024	44,160	0.01401431	0.01541576	0.01541576	0.07567735
2023	Jun 2024	131,211	0.04154092	0.14592215	0.04569505	—
2024	Nov 2024	283,000	0.08981113	0.09879225	0.09879225	—
2024	Nov 2024	202,111	0.06414087	0.07055498	0.07055498	—
2024	Dez 2024	485,112	0.15395195	0.16934727	0.16934727	—
profit reserves	Dez 2024	114,888	0.03646027	0.04010632	0.04010632	—
profit reserves	until 06/30/2025 (*)	577,570	0.18364410	0.20200864	0.20200864	—
2024	until 06/30/2025 (*)	672,454	0.21381346	0.23519481	0.23519481	—

*approval of the date by resolution of the AGM

Form 20-F 25FY24 | COPEL and Subsidiaries | 119

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, translated into US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per shares (US$)
			Common	Preferred A	Preferred B	Unit
2014	Jun 2015	234,366	0.08178450	0.09506325	0.08997816	—
2015	Jun 2016	83,691	0.02912211	0.06466580	0.03213302	—
2016	Jun 2017	86,818	0.03023503	0.08869013	0.03326378	—
2016	Dec 2017	68,505	0.02391059	—	0.02636679	—
2017	Aug 2018	81,618	0.02800000	0.08737908	0.03080018	—
2017	Aug 2018	7,074	0.00247189	—	0.00271947	—
2018	Jun 2019	72,262	0.02516646	0.07459740	0.02768401	—
2018	Jun 2019	25,431	0.00888691	—	0.00977625	—
2019	Jun 2020	79,763	0.02781586	0.04895638	0.03060162	—
2019	Sep 2020	79,763	0.02781586	0.04895638	0.03060162	—
2020	Sep 2020	150	—	0.04601390	—	—
2020	Aug 2021	155,387	0.05423296	0.05965625	0.05965625	—
2020	Aug 2021	40,463	0.01391648	0.02767938	0.01530813	0.07514899
profit reserves	Apr 2021	219,402	0.07657541	0.08423295	0.08423295	—
profit reserves	Aug 2021	21,634	0.00755074	0.00830582	0.00830582	—
profit reserves	Aug 2021	23,554	0.00822066	0.00904272	0.00904272	—
2021(¹)	Nov 2021	44,056	0.07575791	0.08333370	0.08333370	0.40909271
2021(¹)	Nov 2021	220,061	0.01516645	0.01668310	0.01668310	0.08189886
profit reserves (²)	Jun 2022	50,743	0.01746881	0.01921569	0.01921569	0.09433155
2021 (²)	Jun 2022	245,260	0.08443156	0.09287604	0.09287604	0.45593694
2022(3)	nov/22	113,334	0.03901601	0.04291761	0.04291761	0.21068645
2022(4)	jun/23	70,912	0.02441217	0.02685339	0.02685339	0.13182572
Profit reserves (4)	jun/23	4,9453	—	0.01858873	—	—
2023(5)	Nov 2023	94,380	0.02995173	0.03294691	0.03294691	0.16173936
2023(5)	Jun 2024	94,380	0.02995173	0.03294691	0.03294691	0.16173936
profit reserves(5)	Jun 2024	9,122	0.00289474	0.00318422	0.00318422	0.01563162
2023(5)	Jun 2024	27,102	0.00858053	0.03014111	0.00943859	—
2024(6)	Nov 2024	45,702	0.01450368	0.01595405	0.01595405	—
2024(6)	Nov 2024	32,639	0.01035817	0.01139399	0.01139399	—
2024(6)	Dec 2024	78,341	0.02486184	0.02734804	0.02734804	—
profit reserves(6)	Dec 2024	18,553	0.00588800	0.00647681	0.00647681	—
profit reserves(6)	until jun 2025	93,272	0.02965685	0.03262255	0.03262255	—
2024(6)	until jun 2025	108,595	0.03452892	0.03798182	0.03798182	—

*approval of the date by resolution of the AGM
(1)US$ based on the exchange rate of 9/30/2021, R$ 5,4394
(2)US$ based on the exchange rate of 12/30/2021, R$ 5.5805
(3)US$ based on the exchange rate of 11/30/2022, R$ 5,2941
(4)US$ based on the exchange rate of 12/30/2022, R$ 5,2177
(5)US$ based on the exchange rate of 12/29/2023, R$ 4,8413
(6)US$ based on the exchange rate of 12/31/2024, R$ 6,1923
(7)US$ based on the exchange rate of 03/31/2025, R$ 5,7422
ITEM 9. THE OFFER AND LISTING
The principal trading market for our shares (including our Class B Shares and Common Shares) is the [B]³ (Brasil, Bolsa, and Balcão) market. Our Common Shares trade on [B]³ under the ticker “CPLE3” and our Class B Shares trade under the ticker “CPLE6.” On January 31,2025, approximately 285,928 shareholders held our CPLE6 shares and 86,741 owned CPLE3 shares.
In the United States, our shares are traded in the form of ADSs, issued by the Depositary pursuant to the Deposit Agreement by and between us, the Depositary and the registered holders and beneficial owners from time to time of the ADSs. The Common Share ADSs and Preferred Share ADSs trade on the NYSE under the ticker “ELPC” and “ELP,” respectively.
On June 19, 2002, our shares were listed on Latibex, an Euro-based market for Latin American securities. The shares trade under the tickers “XCOP” and “XCOPO” for Common Shares and Preferred Shares, respectively.

Form 20-F 25FY24 | COPEL and Subsidiaries | 120

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
Organization
We are a publicly traded company duly registered with the CVM under No. 1431-1. According to Article Four of our bylaws, we are authorized to pursue, directly or through consortia or in partnership with private companies, the following objectives and purposes:
•researching and studying, technically and economically, all energy sources, providing solutions for a sustainable development;
•researching, studying, planning, constructing and developing the production, transformation, transportation, storage, distribution and trade of energy in any of its forms, chiefly electric power, as well as fuels and energy raw materials;
•studying, planning, designing, constructing and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;
•providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State of Paraná, upon approval by the Board of Directors; and
•developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to us and the State of Paraná, being authorized, for such aims, upon approval by the Board of Directors, and for the aims set forth in the second and third bullet points above, to join, preferably holding major stakes or controlling interest, consortia or concerns with private companies, pension funds or other private entities, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects’ general features, their respective social and environmental impacts.
Except as described in this section, our bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.
Qualification of Board of Directors
In the Bylaws consolidated on October 30, 2024, as of the next term of office (April 2025 to April 2027), the CAD will be made up of 7 to 9 members, of which: one elected by the holders of preferred shares; and up to eight elected by the holders of ordinary shares. For the current term (Apr. 2023 to Apr. 2025), the CAD has 9 members, 1 of whom is elected by the employees.
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
Board of Directors and Executive Board
According to our bylaws, we are managed by a Board of Directors, currently composed of nine members and an Executive Board, composed of 9 members.

Form 20-F 25FY24 | COPEL and Subsidiaries | 121

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Right of Withdrawal
Our common shares and preferred shares are not redeemable, except that under certain circumstances provided for in Brazilian Corporate Law, a dissenting shareholder has the right to withdraw their equity interest from us and receive reimbursement. According to Article 107 of our bylaws, the amount to be paid by us for the reimbursement of shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the last set of financial statements approved by the general assembly. Shareholders may also request a special balance sheet in cases provided for in Article 45 of the Brazilian Corporate Law.
This right of withdrawal arises if any of the following matters are decided upon at a shareholders’ meeting:
•creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, as of the this date, is not the case;
•modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;
•reduction of the mandatory dividend;
•consolidation or merger into another company;
•participation in a group of companies (grupo de sociedades), as defined by Brazilian Corporate Law;

Form 20-F 25FY24 | COPEL and Subsidiaries | 122

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
•the transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
•changes to our corporate purpose; or
•a spin-off that results in (a) a change to our corporate purpose (unless the spin-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (b) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (c) any participation in a group of companies.
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
Furthermore, in accordance with our bylaws holders of preferred shares are entitled to voting rights in regards of specific matter discussed in a shareholders’ meeting:
•Change in our corporate type into another, as well as incorporation, merger or spin-off.
•Agreements between us and our controlling shareholder, directly or through a third party, or an entity influenced by the controlling shareholder, when such agreements shall be discussed in a shareholders’ meeting by force of statute or our bylaws.
•Appraisal of assets for paying in our capital increase.
•Choice of an entity to be hired for the assessment of our economic value.
•Change or revocation of articles in our bylaws that alter or modify any of the requirements set forth in item 4.1. of the regulation of the Level 2 of [B]³, while the Level 2 participation contract is still in effect.
•Appointment and removal of a member of the Board of Directors in a separate election, when requested by shareholders which have preferred shares equal to at least 10% of our total shares.
•Exclusion or change in our bylaws aimed to suppress the right set forth in article 28, XXIX of our bylaws, which provides for the adoption of the full tariff set by a granting authority, requires the approval of most of the preferred shares.
Holders of ADSs may exercise their voting rights in accordance with its underlying shares.

Form 20-F 25FY24 | COPEL and Subsidiaries | 123

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Conversion Rights
Our bylaws permit the conversion of shares under specific conditions:
•Class A preferred shares may be converted into Class B preferred shares at any time.
•Common shares may be converted into preferred Class B shares, in accordance with the terms, conditions, and procedures defined by the Board of Directors, solely for the purpose of forming units, as defined in our bylaws.
•Class A and Class B preferred shares may be converted into common shares, subject to the terms, conditions, and procedures established by the Board of Directors.
•Common shares and Class B preferred shares cannot be converted into Class A preferred shares.
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
A shareholder may choose, in its individual discretion, to hold its shares through [B]³. Shares are added to the [B]³ system through Brazilian institutions that have clearing accounts with the [B]³. Our shareholder registry indicates which shares are listed on the [B]³ system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the [B]³ and is treated in the same manner as the other registered shareholders.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 124

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Arbitration
As provided for in our bylaws, we, our shareholders, directors, officers and members of the supervisory board shall resolve through arbitration any dispute or conflict that may arise between them, regarding, among others, the application, validity, effectiveness, interpretation, violation and corresponding effects of the provisions of our bylaws, of the current applicable law, of the rules applicable to the capital markets in general, as well as those of the regulation of the level 2 of corporate governance of [B]³ S.A. - Brasil, Bolsa e Balcão (“Level 2”), of the Level 2 participation contract, and of the Sanctions and the Arbitration Regulations of the [B]³ Market Arbitration Chamber.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 125

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
To be eligible to invest in the Brazilian financial and capital markets, foreign investors must:
1.appoint at least one representative in Brazil with powers to perform actions relating to foreign investments;
2.register as a foreign investor with the CVM, pursuant to CVM Resolution No. 13/2020;
3.register the foreign investment with the Brazilian Central Bank; and
4.constitute at least one custodian institution authorized by CVM, provided that this provision is not applicable to foreign investors who are individuals.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 126

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Although there is at present no income tax treaty between Brazil and the United Statesto avoid double taxation, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares, Preferred Shares or ADSs. The countries have entered into a Tax Information Exchange Agreement (“TIEA”)enactedin BrazilthroughDecree No. 8,003/2013. This agreement allows for the exchange of tax-related information between the two jurisdictions upon specific request.Additionally, Brazilrecognizes reciprocityintax matterspursuant toSection 1, Paragraphs 2 and 3 of Normative Ruling No. 208/2002 and Declaratory Act No. 28/2000.Prospective holders of Common Shares, Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs in their particular circumstances.

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
There are discussions in the Brazilian Congress regarding a potential income tax reform aiming at revoking the this exemption and imposing income taxation on the payment of dividends. However, it is still unclear if and how such reform will eventually pass. In this context, a bill of law (Bill No. 1,087/2025) has been introduced by the Federal Government, proposing an income tax reform. This bill includes the introduction of withholding income tax on dividend payments to non-residents at a 10% rate, with a recovery mechanism in case the combined taxation (corporate income taxes and dividends) – exceeds the nominal CIT rate, which is currently 34%. According to reports, the rapporteur of the bill may be basing his approach on previous income tax reform proposals, which suggested income tax rates ranging between 15% e 20%.This proposal is still under review by the Brazilian Congress and will need to be approved before any changes are implemented.

Form 20-F 25FY24 | COPEL and Subsidiaries | 127

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
As of January 1, 2024, Law No. 14,789/2023introducedcertain amendments to the methodologyfor calculatinginterest on equity,mostnotablywithrespecttothe equity accountsto be considered for purposes of applying TJLP.Accordingly, thecalculationmusttake into accountthe following accounts: (i) paid-in capital; (ii) capital reservesarisingfrom share issuance; (iii) profit reserves (excluding tax incentive reserves); (iv) treasury shares; and (v) retained earnings and accumulated losses.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 128

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Any other gains assessed on a disposition of the Common Shares or Preferred Shares that is not carried out on the Brazilian stock exchange are:
1.subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4,373 Holder; and (ii) is not a Tax Haven Holder, although different interpretations may be raised to sustain the application of the progressive rates ranging from 15% to 22.5%;
2.subject to income tax at the progressive rates ranging from 15% to 22.5%, when realized by a Non-Resident Holder that is not a 4,373 Holder and is not a Tax Haven Holder; and
3.subject to income tax at the rate of 25.0%, when realized by a Tax Haven Holder who are subject to an income tax rate of 25.0%.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 129

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Other Brazilian Taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares, Preferred Shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. In this regard, it is important to highlight the Tax on Donations and Inheritance (“ITCMD”), a state tax levied at rates that may vary depending on the competent state, but subject to a current maximum rate of 8%. It is worth noting that, in the judgment of Extraordinary Appeal No. 851,108 (Theme 825), the Brazilian Supreme Court held that, in the absence of a federal supplementary law, Brazilian states are not constitutionally authorized to impose ITCMD in cases where: (i) the donor is domiciled abroad, or (ii) the deceased was domiciled or resident abroad, held assets abroad, or had estate proceedings initiated outside Brazil. As of the date hereof, no such federal supplementary law has been enacted. In addition, the tax reform on consumption introduced by Constitutional Amendment No. 132 (“EC 132/2023”) brought certain changes to the ITCMD framework, including: the introduction of progressive rates, the imposition of the tax on transactions between related parties that may be construed as donations and the establishment of specific rules for determining the tax basis of certain assets (e.g., equity interest based on market value). In parallel, other legislative initiatives aim to increase the maximum rate from 8% to up to 16% or more (Senate Bill No. 57/2019).
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 130

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
The U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2023 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2025 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Common Shares or Preferred Shares will be treated as qualified dividends, because the Common Shares and Preferred Shares themselves are not listed on a U.S. exchange. Holders of ADSs, Common Shares and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Form 20-F 25FY24 | COPEL and Subsidiaries | 131

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Subject to generally applicable limitations and conditions, Brazilian withholding tax on dividends with respect to Common Shares, Preferred Shares or ADSs that is paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian withholding tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For U.S. holders that do elect to claim foreign tax credits, dividend distributions will constitute income from sources without the United States and generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes involve the application of complex rules and also vary depending upon on a U.S. holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.
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
A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the Common Shares, Preferred Shares or ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Common Shares, Preferred Shares, or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Common Shares, Preferred Shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares, Preferred Shares or ADSs and any Brazilian tax imposed on such sale or disposition.

Form 20-F 25FY24 | COPEL and Subsidiaries | 132

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Foreign Financial Asset Reporting
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
DOCUMENTS ON DISPLAY
We file reports, including annual reports on Form 20-F and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. We are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at SEC’s website.
For more information about our securities, see Exhibit 2.4 to this annual report.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See Note 32.2.3 to our audited consolidated financial statements for disclosure about market risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
ITEM 12A. DEBT SECURITIES
Not applicable.
ITEM 12B. WARRANTS AND RIGHTS
Not applicable.
ITEM 12C. OTHER SECURITIES
Not applicable.

Form 20-F 25FY24 | COPEL and Subsidiaries | 133

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 12D. AMERICAN DEPOSITARY SHARES
In the United States, our shares trade in the form of ADSs. Common Share ADS represents four Common Shares each, and Preferred Share ADSs represents four Class B Shares each. Our ADSs were issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement for Common Share ADSs and the Deposit Agreement for Preferred Share ADSs. The Common Share ADSs trade under the ticker “ELPC” and the Preferred Share ADSs trade under the symbol “ELP.” ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.
ADS holders are required to pay the Depositary: (i) an annual fee of up to US$ 0.05 per ADS (or portion thereof) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.
ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends or other cash distribution	US$ 0.05 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$ 0.05 (or less) per ADS per calendar year
Transfer and registration of shares on the Depositary’s share register or a foreign registrar’s share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
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
Payments by the Depositary
Our current contract was entered into in November 2024 and defines that payments will be made using the “Revenue Sharing Payments” method. In any Contract Year during the Term that the Depositary has collected net issuance fees, net cancellation fees, net cash dividend fees and/or net Depositary Service Fees (“DSFs”) greater than US$150,000 (the “Fee Threshold”), the Depositary will pay us 99% of the net fees collected in excess of the Fee Threshold during the remainder of the applicable Contract Year (each a “Revenue Sharing Payment” and together the “Revenue Sharing Payments”). “Net issuance fees” and “net cancellation fees” are defined as gross issuance fees and gross cancellation fees collected by the Depositary, as the case may be, less the Depositary’s custody expenses, provided that, for such purposes, “net issuance fees” and “net cancellation fees” does not include any issuance or cancellation fees collected by the Depositary resulting from corporate actions or upon termination of the Facilities. “Net cash dividend fees” is defined as gross cash dividend fees collected by the Depositary less any expenses incurred by the Depositary relating to the collection of such fees. “Net DSFs” are defined as gross DSFs collected by the Depositary less any expenses incurred by the Depositary relating to the collection of such DSFs, including any charges by The Depository Trust & Clearing Corporation or any other central securities depository. In December 31, 2024, the gross amount received from the Depositary was US$933,458.71, and the net amount was US$653,421.09.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

Form 20-F 25FY24 | COPEL and Subsidiaries | 134

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROL AND PROCEDURES
2024 Fiscal Year
Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting
(a) Disclosure Control and Procedures
We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.
(b) Management Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating the effectiveness of internal control over financial reporting. The process of internal controls over financial reporting is designed by our Chief Executive Officer and our Chief Financial Officer, under the supervision of our Board of Directors, and is carried out by our management and other employees as a means to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, issued by the IASB.

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
Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2024, was based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on such assessments and criteria, management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective.
Our independent registered public accounting firm has examined the effectiveness of our internal control over financial reporting, as indicated in the report included in this document.
(c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their integrated report, is included in our audited consolidated financial statements included in this Form 20-F.
d) Changes in Internal Control on Financial Reporting
Our management has not identified any other changes in its internal controls over financial disclosure reporting during the year ended December 31, 2024 that has significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Form 20-F 25FY24 | COPEL and Subsidiaries | 135

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
On September 20, 2024, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”
ITEM 16B. CODE OF ETHICS
Our code of ethics, called “Code of Conduct,” was adopted for the first time in 2003. Over the years, the document has been revised to adapt it to the Company’s reality. The current version of the Code of Conduct was approved on December 12, 2024 by the Board of Directors.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
PricewaterhouseCoopers Auditores Independentes Ltda., PCAOB ID No. 1351 and located in Curitiba, Brazil, acted as our independent registered public accounting firm for the fiscal year ended December 31, 2024. Deloitte Touche Tohmatsu Auditores Independentes Ltda., PCAOB ID No. 1045, acted as our independent registered public accounting firm for the fiscal year ended December 31, 2023.
The following table sets forth the total amount billed to independent registered public accounting firms for services performed 2024 and 2023, and breakdown these amounts by category of service.

	Year ended December 31,
Billed	2024	2023
	(R$ million)
PricewaterhouseCoopers Auditores Independentes Ltda
Audit fees	4.4	—
Audit-related fees	0.2	—
Deloitte Touche Tohmatsu Auditores Independentes Ltda
Audit fees	2.5	10.9
Audit-related fees	0.1	—
Tax fees	0.1	0.1
Total	7.3	11.0
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
Audit-related fees
Audit-related fees are fees refer to costs associated with the assurance of Integrated Reporting information and the control structure for the process of compiling and calculating the financial ratio.

Form 20-F 25FY24 | COPEL and Subsidiaries | 136

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees.”
ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Absent an exemption, a listed company must establish an audit committee composed of independent members of the board of directors that meets specified independence requirements set forth in Rule 10A-3 under the Securities Exchange Act. We rely on our Audit Committee, established pursuant to CVM Resolution No. 23/2021 to meet the exemption requirements under paragraph (c)(3) of Rule 10A-3. Under our bylaws and the Audit Committee’s charter, (i) our Audit Committee shall have three to five members, (ii) a majority of its member must comply with the independence requirements of our bylaws, (iii) at least one member must be an independent member of our Board of Directors, (iv) at least one member must not be a member of our Board of Directors and (v) at least one member must be must satisfy accounting / financial expertise requirements.
Currently, our Audit Committee is composed of three members. Mr. Carlos Biedermann, Mr. Pedro Franco Sales and Mr. Luiz Claudio Maia Vieira. Mr Luiz Claudio Maia Vieira is characterized as an external member. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Share Buyback Program
On November 25, 2024, the Board of Directors approved the creation of the first Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of keeping them in treasury, canceling them or selling them, without reducing the Company's share capital, as well as complying with the Performance Shares plan.
In December 2024, the Company bought 2,623,800 common shares and 3,074,600 preferred shares, amounting to 5,698,400 shares, through [B]³ S.A. - Brasil, Bolsa, Balcão at market price. The total amount paid for the shares was R$50,044 thousand, which is shown as a reduction in Equity. The Company has 18 months from the approval of the program to cancel, resell or comply with the share grant plan (See note 27.7 from Financial Statement).
In January 2025, the Company bought 3,544,700 common shares and 4,278,300 preferred shares, amounting to 7,823,000 shares, through [B]³ S.A. - Brasil, Bolsa, Balcão at market price. The total amount paid for the shares was R$120,003 thousand. The Company currently has 13,521,400 shares in treasury.

Form 20-F 25FY24 | COPEL and Subsidiaries | 137

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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

Under our Bylaws, the majority of the members of our board must be independent, as determined by our shareholders and registered in the minutes of the General Meeting that elects these board members, in accordance with our Bylaws, Federal Law 6,404/1976, [B]³’s Level 2 Corporate Governance Regulation. Currently, 8 out of the 9 directors on the Board of Directors are independent in accordance with applicable legislation

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

Compensation Committee

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	We have a permanent statutory committee, the People Committee, to advise the Board of Directors, responsible for preparing and monitoring the remuneration strategy for managers, members of advisory committees and fiscal advisors. This committee is composed of members elected by the Board of Directors.

Audit Committee

303A.06 303A.07	A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written charter that covers certain minimum specified duties.	We have a Statutory Audit Committee, an independent advisory body to the Board of Directors, as per Article 51 of our Bylaws (Holding Company), whose responsibilities, duties, competencies and attributions are established in specific internal regulations, in compliance with the laws of Brazil and the United States, including the provisions of the Sarbanes-Oxley Act (SOX); SEC and NYSE rules and best practices. We rely on the Statutory Audit Committee currently to comply with the exemption requirements of Rules 10A-3(c)(3), and the Audit Committee is composed of three independent members.
We have an internal audit function.

Equity Compensation Plans

303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption of any equity compensation plans and material revisions thereto.

Form 20-F 25FY24 | COPEL and Subsidiaries | 138

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Our Approach

Corporate Governance Guidelines

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Although the corporate governance practices adopted by us do not comply with all the terms specified in the rules of the NYSE, they fulfill the requirements established for companies listed on level 2 of corporate governance of Brasil, Bolsa e Balcão S.A ([B]³). We also adopt the Code of Better Corporate Governance Practices of the Brazilian Institute for Corporate Governance (“IBGC”) and the Brazilian Code of Corporate Governance (“Companhias Abertas”).

Code of Ethics for Directors, Officers and Employees

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and must promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics, a set of rules that guide the actions of all persons who perform activities on behalf of us and our wholly owned and controlled subsidiaries, including employees (regardless of their function or hierarchical position), administrators (members of the Board of Directors and Executive Board), members of the Audit Committee, interns, suppliers, service providers and outsourced personnel. All such individuals are responsible for abiding by the code’s provisions and applying its content within their respective roles, in addition to promoting disclosure, understanding and integration of our code of ethics.

Certification Requirements

303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A and certify he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.	Our CEO will promptly notify the NYSE in writing after any of our executive officer’s become aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules and will also certify if he is not aware of any violation by the listed company of NYSE corporate governance listing standards.
We submit every year an Annual Written Affirmation to the NYSE and will submit an interim Written Affirmation when required.

Clawback Policy

303A.14	The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.	We have adopted a Clawback Policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Establishing guidelines to be observed and followed regarding additional rules to those provided for in Brazilian Federal Law No. 6,404/1976 and Brazilian SEC (CVM) Resolution No. 44/2021, which cover the business carried out by the Company, by direct or indirect controlling shareholders, executive directors, members of the board of directors, of the supervisory board and of any bodies with technical or advisory functions, created by statutory provision, referred to herein, by the related persons, with regard to the trading of securities issued by Companhia Paranaense de Energia.
For further information on our insider trading policies and procedures, see Exhibit 11 to this annual report.

Form 20-F 25FY24 | COPEL and Subsidiaries | 139

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
Cybersecurity has been identified as one of the most significant risks in today’s business environment, and we have classified it as such within our risk management framework. Our Risk Management Policy provides an integrated vision of managing this risk. It includes strategies and performance monitoring regularly reporting to the Audit Committee and the Board of Directors. These bodies are tasked with overseeing our risk management efforts. Our risk management processes are independently audited to comply with the Sarbanes-Oxley Act. These rules apply to our Group Divisions, wholly owned and controlled subsidiaries, and are recommended for entities we jointly control, affiliates, and other investments.
Our comprehensive cybersecurity risk management program is designed to safeguard the integrity of our information and maintain the resilience of our cyber environment. It includes the following measures:
•Conforming our cyber practices to internationally established cybersecurity framework best practice standards set out by the National Institute of Standards and Technology Cybersecurity Framework (NIST-CSF).
•Utilizing material components in our cybersecurity framework, such as multifactor authentication, identity governance and administration, privilege access management, network firewalls, web application firewalls, antivirus, endpoint detection and response, vulnerability assessment/management, external offensive security testing and penetration testing, threat intelligence services, security awareness training platform and Security Operation Center (24/7).
•Involving a comprehensive team responsible for day-to-day cybersecurity related matters including our Information Security team, Privacy, Legal, Compliance, Audit, Human Resources, and Corporate teams.
•Conducting annual cybersecurity awareness training for employees, interns, contractors and executive management team involved in our systems using a security awareness training platform that includes regular phishing testing with additional reinforcement training if necessary.
•Maintaining a robust incident response plan which includes definition of Copel’s communication team (Crisis Commission) with representatives from various areas such as IT, Legal, Compliance, Investor Relations, Marketing, Data Protection Officer and business areas. This team is responsible for internal communication, including reports to the boards of directors and deliberations regarding the progress of external communication to the various stakeholders involved.
•Regularly reviewing, testing, updating and approving cybersecurity processes by conducting penetration testing, external offensive security testing vulnerability scanning and attack simulation.
•Involvement in broader industry initiatives and organizations relating to cybersecurity such as collaborating with organizations across different industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities in these areas.
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
In 2024, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Form 20-F 25FY24 | COPEL and Subsidiaries | 140

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Governance
Board of Directors
The Cybersecurity and Information Security Committee (CSCI) is an auxiliary collegial body to the Board of Directors created with the mission of ensuring the direction and strategic definitions related to support, processes and compliance, relating to cybersecurity and company security. information, equally considering the areas of controls, business and information technology.
It also aims to contribute to ensuring that the Company is led by principles that are in line with Copel and Corporate Governance values, with guidelines that impact all interested parties.
The Committee is made up of members of the Governance, Risk and Compliance Board, the Vice-Presidency of Strategy, New Business and Digital Transformation, the Distribution Board, the Generation and Transmission Board and a member of the Board of Directors. The body, by its deliberation, may invite the Director of the area involved in the matter in question and the President of Copel Holding to assist in decision-making.
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
Management
The cybersecurity risk management processes described above are managed by Marcos Henrique Marçal Camillo, Chief Information Officer – CIO (Superintendent of Information Technology), who has five years of experience in the position. The Information Security department carries out the process of prevention, detection, mitigation, and remediation of cybersecurity incidents. They inform the CIO through reports that detail the incident, the response, the measures taken, and cybersecurity performance indicators. The CIO monitors these indicators and reports, reviews security policies, and regularly communicates with the Information Security department. Reports are generally made weekly or monthly, or immediately in case of serious incidents. Additionally, the CIO is responsible for monitoring and annual review of the Cybersecurity Program.
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Not applicable.

Form 20-F 25FY24 | COPEL and Subsidiaries | 141

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
ITEM 19. EXHIBITS

1.1*	Corporate Bylaws of Companhia Paranaense de Energia
2.1**
Deposit Agreement (preferred shares) dated as of March 21, 1996, as amended and restated as of December 28, 2023. (incorporated by reference to Exhibit 2.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2023)

2.2**	Deposit Agreement (common shares) dated as of December 28, 2023. (incorporated by reference to Exhibit 2.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2023)
2.4*	Description of Securities registered under Section 12 of the Exchange Act.
8.1*	List of subsidiaries controlled by us.
11*	Insider Trading Policies and Procedures of Companhia Paranaense de Energia - Copel
12.1*	Certification of our Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2*	Certification of our Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1*	Certification of our Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PwC PricewaterhouseCoopers Auditores Independentes Ltda
15.2*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda
97*	Statutory bodies compensation policy corporate governance (incorporates our Clawback Policy), as of December 13, 2023
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.
** Incorporated by reference herein
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 142

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
BNDES: the National Bank for Economic and Social Development, or Banco Nacional de Desenvolvimento Econômico e Social.
Brazilian Central Bank: The Brazilian Central Bank, or Banco Central do Brasil.
Brazilian Forestry Code: Federal Law No. 12,651/2012.
[B]³ (Brasil, Bolsa, Balcão): [B]³ S.A. - Brasil, Bolsa, Balcão, the securities, commodities and futures exchange, headquartered in São Paulo, Brazil.
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
CCEE (Câmara de Comercialização de Energia Elétrica): Chamber of Commercialization of Electric Energy.
CDE: the Electric Energy Development Account, or Conta de Desenvolvimento Energético.
CER: Reserve Energy Contract (Contrato de Energia Reserva).
Class A Shares: Our class A preferred shares.

Form 20-F 25FY24 | COPEL and Subsidiaries | 143

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Class B Shares: Our class B preferred shares.
CLA: Collective Labor Agreement
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
FDA: Foz do Areia
Final Customer: A party that uses electricity for its own needs.
Free Customers: Electricity customers that are able to choose their own power suppliers since they meet the following requirements: as from January 1, 2022, with demand of at least 1.0 MW at any voltage; after January 1, 2023, with demand of at least 500 kW at any voltage; and after January 1, 2024 any Group A Customer.
Free Market: Market segment that permits a certain degree of competition. The Free Market specifically contemplates purchase of electricity by non-regulated entities such as Free Customers and energy traders.
Furnas: Furnas Centrais Elétricas S.A.
Generating Unit: An electric generator together with the turbine or other device that drives it.

Form 20-F 25FY24 | COPEL and Subsidiaries | 144

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
GSF: Generation Scaling Factor.
GTDC: Generation, Transmission, Distribution and Commercialization.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 145

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
Sanepar: Companhia de Saneamento do Paraná – Sanepar.
Securities Act: The United States Securities Act of 1933, as amended.
Securities Exchange Act: The United States Securities Exchange Act of 1934, as amended.

Form 20-F 25FY24 | COPEL and Subsidiaries | 146

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
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
HPP GBM: Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant.
Unit(s): depositary receipt traded in [B]³ and Latibex, and depending on the context, the depositary receipt represented by ADS traded in NYSE, in each case composed by one Common Share and four Class B Shares.
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

Form 20-F 25FY24 | COPEL and Subsidiaries | 147

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Companhia Paranaense De Energia – Copel

By:	/s/	Daniel Pimentel Slaviero
Name:		Daniel Pimentel Slaviero
Title:		Chief Executive Officer

By:	/s/	Felipe Gutterres Ramella
Name:		Felipe Gutterres Ramella
Title:		Chief Financial and Investor Relations Officer

Date: April 16, 2025

Form 20-F 25FY24 | COPEL and Subsidiaries | 148

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022 and
Report of Independent Registered Public Accounting Firm

Auditor Data Elements:
Years ended December 31, 2024, 2023 and 2022
Auditor Name:	Auditor Location	Auditor Firm ID:
Deloitte Touche Tohmatsu Auditores Independentes Ltda.	Curitiba, Brasil	1045
PwC PricewaterhouseCoopers Auditores Independentes Ltda.	Curitiba, Brasil	1351

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

INDEX
CONSOLIDATED FINANCIAL STATEMENTS
F#

Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Companhia Paranaense de Energia - Copel
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management Annual Report on Internal Control over Financial Reporting Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

Independent Registered Public Accounting Firm | Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-2

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Renewal of Generation Concession Contracts
As described in Note 1, 15.5 and 16.2 to the consolidated financial statements, in November 2024, the Company concluded the renewal of the concession of three hydroelectric plants, for an additional period of 30 years, paying a grant bonus of R$4,073,915 thousand, that will be amortized on a straight-line basis over the term of the renewed concession. Management applied significant judgment in evaluating regulatory aspects of the renewed contracts to conclude that the previously existing assets related to the infrastructure totaling R$ 1,902,935 thousand remain recorded as property, plant and equipment and depreciated on a straight-line basis over the useful life established by the Brazilian Electricity Regulatory Agency (“ANEEL”), limited to the concession contract term.
The principal considerations for our determination that performing procedures relating to renewal of generation concession contracts is a critical audit matter are (i) the significant judgment by management related to the regulatory aspects of the renewal; (ii) a high degree of auditor judgement and effort, in performing procedures and evaluating management´s significant judgments to determine the accounting effects of the contractual and regulatory aspects of the renewal; (iii) the audit efforts involved the use of professionals with specialized skill and knowledge for the analysis of the regulatory terms associated with the renewal.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to period ending financial reporting. These procedures also included, among others,(i) reviewing the concession contracts, as well as the internal memorandum evaluating the regulatory and accounting aspects prepared by management, to assess the terms, conditions, and renewal periods with the support of professionals with specialized skill and knowledge; (ii) comparing the values of the grant bonuses with the accounting records and the respective proofs of payment and (iii) reviewing the disclosures made in the financial statements.

Independent Registered Public Accounting Firm | Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-3

Provisions for Legal Claims and Contingent Liabilities
As described in Note 4.10 and 26 to the consolidated financial statements, the Company and its subsidiaries are party to judicial and administrative proceedings of a civil, regulatory, tax, and labor nature, for which management records a provision when it considers that the risk of losses are probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.
The principal consideration for our determination that performing procedures relating to the provisions for legal claims and contingent liabilities is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made; (ii) a high degree of auditor judgment, subjectivity and effort, in performing procedures and evaluating audit evidence related to management's significant assessment of the loss contingencies associated with litigation claims; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provisions for legal claims and contingent liabilities, including controls over assessing whether a loss is probable and when determining whether the amount of the loss or range of loss can be reasonably estimated, as well as financial statement disclosures.
These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist int the evaluation of Company´s assessment regarding reasonableness of the estimates for the major contingencies.
Unbilled revenue from electricity sales to final customers
As detailed in Notes 4.11and 28 of the consolidated financial statements, of the total revenues recognized by the Company for the year ended December 31, 2024, R$ 930,801 thousand are related to amounts to be billed to final customers of the electricity distribution segment (Note 7). When the revenue billing period is not aligned with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the month-end. These estimates for determining unbilled amounts to be recognized as revenue are based on each consumer's consumption history and the applicable tariff rates. This recognition is determined by comparing the billed amounts to the actual energy sold, taking into account management's judgments and historical data, as well as contracted energy levels and seasonality effects for the month.
The principal consideration for our determination that performing procedures relating to unbilled revenue is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of unbilled recognition of revenue and when determining methods and key assumptions used to estimate unbilled revenues, including the appropriate tariff applicable to each customer, and (ii) a high degree of auditor judgment and effort, in performing procedures and evaluating management's significant assessment related to method of calculation.

Independent Registered Public Accounting Firm | Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-4

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition of electricity distribution segment, including controls over the determination of estimated unbilled revenues and IT general controls over the main systems involved in the process. These procedures also included, among others (i) evaluating the appropriateness of the method of calculation used (ii) evaluating the reasonableness of significant assumptions used by management and data used in determining the estimate of unbilled revenue and (iii) evaluating the sufficiency of the Company’s unbilled recognition of revenue disclosures.
/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
Curitiba, Brazil
April 16, 2025
We have served as the Company’s auditor since 2024.

Independent Registered Public Accounting Firm | Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-5

Deloitte Touche Tohmatsu Rua Nunes Machado, 68, The Five East Batel - 18º andar 80250-000 - Curitiba - PR Brazil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Companhia Paranaense de Energia - Copel

Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of Companhia Paranaense de Energia - Copel and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and of its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.
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

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Curitiba, Brazil
April 10, 2024

We began serving as the Company´s auditor in 2016. In 2024 we became the predecessor auditor.
Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.
Deloitte provides industry-leading audit and assurance, tax and legal, consulting, financial advisory, and risk advisory services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets, enable clients to transform and thrive, and lead the way toward a stronger economy, a more equitable society, and a sustainable world. Building on its 175-plus year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 457,000 people worldwide make an impact that matters at www.deloitte.com.
© 2025. For information, contact Deloitte Global.

Independent Registered Public Accounting Firm | Consolidated Financial Statements | Form 20-F 25FY24 | COPEL and Subsidiaries | F-6

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2024	12.31.2023
CURRENT ASSETS
Cash and cash equivalents	5	4,161,939	5,634,623
Bonds and securities	6	623	4,763
Collaterals and escrow accounts		9	9
Trade accounts receivable	7	3,962,702	3,761,170
Dividends receivable		82,278	95,569
Sectorial financial assets	8	—	15,473
Accounts receivable – concessions	9	10,609	9,354
Contract assets	10	283,896	284,616
Fair value in the purchase and sale of power	32.2.10	217,350	379,261
Other current receivables	11	949,674	570,471
Inventories		136,324	174,726
Income tax and social contribution receivable		296,128	315,218
Other current recoverable taxes	12.2	994,618	943,343
Prepaid expenses		63,211	62,869
Receivable from related parties	33	621	1,336
		11,159,982	12,252,801
Assets held for sale	37	1,881,826	1,462,929
		13,041,808	13,715,730

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	529,085	490,732
Other temporary investments		30,603	31,728
Trade accounts receivable	7	116,180	105,259
Judicial deposits	13	394,364	634,712
Sectorial financial assets	8	—	15,473
Accounts receivable – concessions	9	3,497,351	2,809,901
Contract assets	10	6,927,010	7,320,445
Fair value in the purchase and sale of power	32.2.10	479,938	722,423
Other noncurrent receivables	11	681,846	130,917
Income tax and social contribution receivable		164,043	68,003
Deferred income tax and social contribution	12.1	1,174,175	1,757,688
Other noncurrent recoverable taxes	12.2	1,320,526	2,256,156
		15,315,121	16,343,437

Investments	14	3,577,937	3,511,797
Property, plant and equipment	15	8,516,697	10,825,421
Intangible assets	16	16,623,610	11,170,089
Right-of-use asset	24.1	308,983	252,600
		44,342,348	42,103,344

TOTAL ASSETS		57,384,156	55,819,074
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2024	12.31.2023
CURRENT LIABILITIES
Payroll, social charges and accruals	17	411,102	927,538
Accounts payable to suppliers	18	2,324,423	2,154,430
Income tax and social contribution payable		83,482	132,979
Other taxes due	12.2	302,345	346,083
Loans and financing	19	1,231,205	675,980
Debentures	20	2,025,110	1,225,649
Dividend payable		3,878	464,147
Post-employment benefits	21	95,383	85,833
Sectorial charges payable		44,825	61,466
Research and development and Energy efficiency	22	179,149	320,196
Accounts payable related to concession	23	113,092	101,976
Sectorial financial liabilities	8	935,322	476,103
Lease liability	24.2	57,502	49,742
Fair value in the purchase and sale of power	32.2.10	214,955	321,646
Other accounts payable	25	1,199,195	537,810
PIS and Cofins to be refunded to consumers	12.3.1	—	558,591
Provision for allocation of PIS and Cofins credits	12.3.1	580,000	—
Provisions for legal claims	26	—	336,000
		9,800,968	8,776,169
Liabilities associated with assets held for sale	37	541,412	533,264
		10,342,380	9,309,433
NONCURRENT LIABILITIES
Payroll, social charges and accruals	17	457	—
Accounts payable to suppliers	18	142,380	131,143
Deferred income tax and social contribution	12.1	1,895,459	1,686,793
Other taxes due	12.2	291,195	612,093
Loans and financing	19	3,387,589	4,667,237
Debentures	20	10,602,255	8,393,457
Post-employment benefits	21	1,063,326	1,398,410
Research and development and Energy efficiency	22	241,294	233,478
Accounts payable related to concession	23	992,252	791,879
Sectorial financial liabilities	8	142,488	27,888
Lease liability	24.2	271,004	220,700
Fair value in the purchase and sale of power	32.2.10	170,837	431,938
Other accounts payable	25	247,021	147,132
PIS and Cofins to be refunded to consumers	12.3.1	—	173,135
Provision for allocation of PIS and Cofins credits	12.3.1	1,000,588	1,909,775
Provisions for legal claims	26	956,696	1,492,916
		21,404,841	22,317,974
EQUITY
Attributable to controlling shareholders
Capital	27.1	12,821,758	12,821,758
Capital reserves	27.6	5,595	—
Equity valuation adjustments	27.2	517,408	307,050
Treasury shares	27.7	(50,044)	—
Legal reserve	27.3	1,766,110	1,625,628
Profit retention reserve	27.3	9,363,866	9,000,506
Additional dividends proposed	27.4	1,250,025	131,211
		25,674,718	23,886,153
Attributable to non-controlling interests	14.2.2	(37,783)	305,514
		25,636,935	24,191,667

TOTAL LIABILITIES & EQUITY		57,384,156	55,819,074
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Income
For the years ended December 31, 2024, 2023 and 2022
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2024	12.31.2023	12.31.2022
CONTINUING OPERATIONS
NET OPERATING REVENUE	28	22,651,036	21,479,468	20,535,341
Operating costs	29	(17,759,792)	(16,581,428)	(15,605,584)
GROSS OPERATING PROFIT		4,891,244	4,898,040	4,929,757
Other operational expenses / income
Selling expenses	29	(137,121)	(152,638)	(175,669)
General and administrative expenses	29	(825,350)	(1,078,037)	(733,695)
Other operational income (expenses), net	29	(145,727)	(280,460)	(739,635)
Provision for allocation of PIS and Cofins credits	12.3.1	—	—	(810,563)
Equity in earnings of investees		281,202	307,809	478,577
		(826,996)	(1,203,326)	(1,980,985)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		4,064,248	3,694,714	2,948,772

Financial results	30
Financial income		1,184,779	1,069,116	956,413
Financial expenses		(2,341,793)	(2,274,106)	(1,950,927)
Update of provision for allocation of PIS and Cofins credits	12.3.1	—	—	(1,011,370)
		(1,157,014)	(1,204,990)	(2,005,884)

OPERATING PROFIT		2,907,234	2,489,724	942,888
INCOME TAX AND SOCIAL CONTRIBUTION	12.4
Current		(177,999)	(371,104)	(368,035)
Deferred		(421,436)	17,047	649,134
		(599,435)	(354,057)	281,099

NET INCOME FROM CONTINUING OPERATIONS		2,307,799	2,135,667	1,223,987
DISCONTINUED OPERATIONS
Net income from discontinued operations	37	491,571	191,501	(74,666)

NET INCOME		2,799,370	2,327,168	1,149,321
Attributed to shareholders of the parent company arising from continuing operations		2,345,941	2,158,077	1,237,819
Attributed to shareholders of the parent company due to discontinued operations		463,690	100,733	(125,812)
Attributed to non-controlling shareholders resulting from continuing operations	14.2.2	(26,800)	873	(207)
Attributed to non-controlling shareholders arising from discontinued operations	14.2.2	16,539	67,485	37,521

BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – CONTINUING OPERATIONS - Expressed in Brazilian Reais	27.5
Common shares		0.74447	0.75215	0.43170
Class "A" Preferred shares		0.81978	0.87237	0.55106
Class "B" Preferred shares		0.81899	0.76906	0.46509

DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS – Expressed in Brazilian Reais	27.5
Common shares		0.74335	0.75215	0.43170
Class "A" Preferred shares		0.81978	0.87237	0.55106
Class "B" Preferred shares		0.81899	0.76906	0.46509

BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.5
Common shares		0.89163	0.78574	0.38839
Class "A" Preferred shares		0.98165	0.90931	0.50343
Class "B" Preferred shares		0.98086	0.80600	0.41745

DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.5
Common shares		0.89051	0.78574	0.38839
Class "A" Preferred shares		0.98165	0.90931	0.50343
Class "B" Preferred shares		0.98087	0.80600	0.41745
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2024	12.31.2023	12.31.2022
NET INCOME		2,799,370	2,327,168	1,149,321
Other comprehensive income
Items that will never be reclassified to profit or loss
Adjustments related to actuarial liabilities	27.2
Post employment benefits		363,466	(379,126)	291,740
Taxes on other comprehensive income		(123,578)	129,007	(88,548)
Items that may be reclassified to profit or loss	27.2
Adjustments related to financial assets		(569)	(6,373)	10,295
Taxes on other comprehensive income		243	2,167	(3,500)
Total other comprehensive income, net of taxes		239,562	(254,325)	209,987

TOTAL COMPREHENSIVE INCOME		3,038,932	2,072,843	1,359,308
Attributed to shareholders of the parent company resulting from continuing operations		2,585,645	1,903,365	1,444,438
Attributed to shareholders of the parent company due to discontinued operations		463,690	101,666	(125,165)
Attributed to non-controlling shareholders resulting from continuing operations		(26,942)	(390)	1,834
Attributed to non-controlling shareholders due to discontinued operations		16,539	68,202	38,201
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to controlling shareholders										Attributable to non-controlling interests	Equity Consolidated
		Capital	Capital reserves	Treasury shares	Equity valuation adjustments		Profit reserves				Shareholders’ equity
					Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
	Note
Balance as of January 1, 2022		10,800,000	—	—	633,789	(207,619)	1,457,087	7,785,092	1,368,675	—	21,837,024	338,211	22,175,235
Net Income		—	—	—	—	—	—	—	—	1,112,007	1,112,007	37,314	1,149,321
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes		—	—	—	—	202,509	—	—	—	—	202,509	683	203,192
Adjustments related to financial assets		—	—	—		4,757					4,757	2,038	6,795
Total comprehensive income		—	—	—	—	207,266	—	—	—	1,112,007	1,319,273	40,035	1,359,308
Realization - deemed cost, net of taxes		—	—	—	(36,513)	—	—	—	—	36,513	—	—	—
Realization - actuarial gain		—	—	—	—	(3,541)	—	3,541	—	—	—	—	—
Deliberation of additional dividends proposed		—	—	—	—	—	—	—	(1,368,675)	—	(1,368,675)	—	(1,368,675)
Dividends and Interest on equity (JSCP)	27.4	—	—	—	—	—	—	(891,000)	—	(79,000)	(970,000)	(40,198)	(1,010,198)
Allocation proposed to Annual General Meeting - AGM:-
Legal reserve		—	—	—	—	—	55,600	—	—	(55,600)	—	—	—
Dividends	27.4	—	—	—	—	—	—	—	—	(258)	(258)	(24,187)	(24,445)
Profit retention reserve		—	—	—	—	—	—	1,013,662	—	(1,013,662)	—	—	—
Balance as of December 31, 2022		10,800,000	—	—	597,276	(3,894)	1,512,687	7,911,295	—	—	20,817,364	313,861	21,131,225
Net income		—	—	—	—	—	—	—	—	2,258,810	2,258,810	68,358	2,327,168
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	27.2	—	—	—	—	(250,837)	—	—	—	—	(250,837)	718	(250,119)
Adjustments related to financial assets	27.2	—	—	—	—	(2,942)	—	—	—	—	(2,942)	(1,264)	(4,206)
Total comprehensive income		—	—	—	—	(253,779)	—	—	—	2,258,810	2,005,031	67,812	2,072,843
Realization - deemed cost, net of taxes	27.2	—	—	—	(32,553)	—	—	—	—	32,553	—	—	—
Issuing shares	27.1	2,021,758	—	—	—	—	—	—	—	—	2,021,758	—	2,021,758
Dividends and Interest on equity (JSCP)		—	—	—	—	—	—	—	—	—	—	(62,162)	(62,162)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		—	—	—	—	—	112,941	—	—	(112,941)	—	—	—
Interest on own capital	14.2.2 and 27.4	—	—	—	—	—	—	(44,160)	—	(913,840)	(958,000)	(13,886)	(971,886)
Dividends	14.2.2 and 27.4	—	—	—	—	—	—	—	131,211	(131,211)	—	(111)	(111)
Profit retention reserve		—	—	—	—	—	—	1,133,371	—	(1,133,371)	—	—	—
Balance as of December 31, 2023		12,821,758	—	—	564,723	(257,673)	1,625,628	9,000,506	131,211	—	23,886,153	305,514	24,191,667
Net income		—	—	—	—	—	—	—	—	2,809,631	2,809,631	(10,261)	2,799,370
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	27.2	—	—	—	—	239,888	—	—	—	—	239,888	149	240,037
Adjustments related to financial assets	27.2	—	—	—	—	(184)	—	—	—	—	(184)	(291)	(475)
Total comprehensive income		—	—	—	—	239,704	—	—	—	2,809,631	3,049,335	(10,403)	3,038,932
Realization - deemed cost, net of taxes	27.2	—	—	—	(33,364)	—	—	—	—	33,364	—	—	—
Realization - actuarial gain	27.2	—	—	—	—	4,018	—	(4,018)	—	—	—	—	—
Investment disposal	14.2.2	—	—	—	—	—	—	—	—	—	—	(299,199)	(299,199)
Long-Term Incentive Plan - ILP	27.6	—	5,595	—	—	—	—	—	—	—	5,595	—	5,595
Share buyback	27.7	—	—	(50,044)	—	—	—	—	—	—	(50,044)	—	(50,044)
Deliberation of additional dividends proposed	27.4	—	—	—	—	—	—	—	(131,211)	—	(131,211)	—	(131,211)
Dividends and Interest on equity (JSCP)	27.4	—	—	—	—	—	—	(114,888)	—	(970,222)	(1,085,110)	(33,695)	(1,118,805)
Allocation proposed to Annual General Meeting – AGM:
Legal reserve		—	—	—	—	—	140,482	—	—	(140,482)	—	—	—
Dividends	27.4	—	—	—	—	—	—	(577,570)	1,250,025	(672,455)	—	—	—
Profit retention reserve		—	—	—	—	—	—	1,059,836	—	(1,059,836)	—	—	—
Balance as of December 31, 2024		12,821,758	5,595	(50,044)	531,359	(13,951)	1,766,110	9,363,866	1,250,025	—	25,674,718	(37,783)	25,636,935
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2024	12.31.2023	12.31.2022
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income from continuing operations		2,307,799	2,135,667	1,223,987
Adjustments to reconcile net income for the period with cash generation from operating activities:
Unrealized monetary and exchange variation and debt charges – net		2,071,041	1,951,552	1,298,681
Interest – bonus from the grant of concession agreements under the quota system	9.2	(120,800)	(114,370)	(118,439)
Remuneration of transmission concession contracts	10.2	(833,630)	(730,094)	(769,248)
Provision for allocation of PIS and Cofins credits		—	—	1,821,933
Income tax and social contribution	12.4	177,999	371,104	368,035
Deferred income tax and social contribution	12.4	421,436	(17,047)	(649,134)
Equity in earnings of investees		(281,202)	(307,809)	(478,577)
Appropriation of post-employment benefits obligations	21.3	257,711	267,741	266,273
Appropriation of research and development and energy efficiency programs	22.1	181,675	165,459	155,705
Recognition of fair value of assets from the indemnity for the concession	28	(82,424)	(62,167)	(79,169)
Sectorial financial assets and liabilities result	28	(923,724)	(1,070,196)	(1,847,863)
Depreciation and amortization	29	1,465,478	1,382,040	1,233,097
Provision arising from the dismissal program	29.2	18,306	610,057	—
Long-Term Incentive Plan - ILP	29.2	5,595	—	—
Net operating estimated losses, provisions and reversals	29.4	345,102	92,235	717,531
Realization of added value in business combinations	10.2	(722)	(722)	(721)
Fair value in energy purchase and sale operations	28.1 e 29.1	36,604	(5,045)	(32,748)
Derivatives fair value		—	—	2,907
Result of write-offs of accounts receivable related to concession	9.1	3,265	270	26,533
Result of write-offs or disposal of contract assets	10.1	14,496	16,728	8,829
Result of write-offs or disposal of property, plant and equipment	15.2	32,234	10,458	7,850
Result of write-offs or disposal of intangible assets	16.1 e 16.3	76,183	78,728	55,053
Result of write-offs of use rights of assets and liabilities of leases – net	24.1 e 24.2	(4,774)	726	(146)
Result on the sale of properties	29.6.1	(264,434)	—	—
		4,903,214	4,775,315	3,210,369
Decrease (increase) in assets
Trade accounts receivable		602,196	188,437	1,482,232
Dividends and interest on own capital received		223,985	174,826	67,732
Judicial deposits		18,427	33,298	1,521
Sectorial financial assets		354,421	36,964	966,466
Other receivables		(73,515)	(11,555)	69,208
Inventories		38,402	18,741	7,326
Income tax and social contribution recoverable		(295,650)	(201,003)	(488,495)
Other taxes recoverable		(50,731)	(138,520)	236,843
Prepaid expenses		(342)	(2,281)	(6,585)
Related parties		715	(201)	(1,135)
		817,908	98,706	2,335,113
Increase (decrease) in liabilities
Payroll, social charges and accruals		(313,552)	297,343	(191,643)
Suppliers		72,730	19,506	(347,157)
Other taxes		882,575	974,083	884,140
Post-employment benefits	21.3	(219,780)	(224,809)	(200,697)
Sectorial charges due		(16,641)	14,978	(151,898)
Research and development and energy efficiency	22.1	(336,956)	(255,295)	(202,073)
Payable related to the concession	23.1	(110,385)	(115,736)	(106,370)
Other accounts payable		(131,259)	149,450	106,269
Provisions for legal claims	26.1	(345,138)	(372,838)	(239,741)
		(518,406)	486,682	(449,170)
CASH GENERATED BY OPERATING ACTIVITIES		5,202,716	5,360,703	5,096,312
Income tax and social contribution paid		(219,219)	(294,676)	(124,381)
Loans and financing - interest due and paid	19.2	(471,276)	(521,134)	(337,455)
Debentures - interest due and paid		(1,089,013)	(1,127,607)	(890,123)
Charges for lease liabilities paid		(33,292)	(24,284)	(19,531)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		3,389,916	3,393,002	3,724,822

NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	37	3,620	125,474	177,827

NET CASH GENERATED FROM OPERATING ACTIVITIES		3,393,536	3,518,476	3,902,649
(continued)

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries
>> Table of Contents

	Note	12.31.2024	12.31.2023	12.31.2022
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(32,939)	(44,061)	44,190
Additions to contract assets		(2,174,902)	(1,973,215)	(1,909,603)
Acquisitions of subsidiaries, net of cash acquired		—	(911,450)	(18,031)
Investment disposal	1.1 e 37	47,066	58,132	—
Additions in investments	14.1	—	(10,780)	(4,829)
Capital reduction of investees	14.1	37,129	—	61,536
Additions to property, plant and equipment		(137,635)	(204,805)	(381,938)
Disposal of property, plant and equipment	29.6.1	11,440	—	—
Additions to intangible assets	16.2 e 16.3	(4,098,286)	(13,388)	(8,319)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		(6,348,127)	(3,099,567)	(2,216,994)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	37	608,713	(35,524)	(558,002)
NET CASH USED FROM INVESTING ACTIVITIES		(5,739,414)	(3,135,091)	(2,774,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	19.2	5,051	45,325	1,891,954
Transaction costs of loans and financing obtained from third parties	19.2	(1,693)	(6,886)	(19,781)
Issue of debentures	20.2	3,920,000	2,900,000	1,500,000
Transaction costs in the issuing of debentures	20.2	(60,623)	(60,677)	(14,445)
Payments of principal - loans and financing	19.2	(261,753)	(260,971)	(1,000,319)
Payments of principal - debentures		(1,079,912)	(1,193,910)	(2,051,481)
Payments of principal of lease liabilities		(70,949)	(69,293)	(57,212)
Capital increase		—	2,031,619	—
Transaction costs in capital increase		—	(14,941)	—
Share buyback	27.7	(50,044)	—	—
Dividends and interest on own capital paid		(1,586,565)	(750,371)	(2,167,769)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		813,512	2,619,895	(1,919,053)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	37	(9,656)	76,677	(2,988)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		803,856	2,696,572	(1,922,041)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(1,542,022)	3,079,957	(794,388)

Cash and cash equivalents at the beginning of the period	5	5,634,623	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	5	4,161,939	5,634,623	2,552,407
Cash and cash equivalents variations from discontinued operations		(69,338)	123,791	126,050

CHANGE IN CASH AND CASH EQUIVALENTS		(1,542,022)	3,079,957	(794,388)
Notes are an integral part of these financial statements

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of Brazilian reais, unless otherwise stated)
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
Renewal of concessions
The transformation of Copel into a “Corporation” in 2023 enabled, under the terms of Law 9,074/95, the full renewal of the concessions of the Governador Bento Munhoz da Rocha Netto Hydroelectric Plants - GBM (“Foz do Areia”), Governador Ney Braga - GNB (“Segredo”) and Governador José Richa - GJR (“Salto Caxias”) for 30 years from the signing of the new concession contract, celebrated in November 19, 2024.
On November 21, 2024 the grant bonus for the renewal of the concessions was paid, in the updated amount of R$4,073,915, in the terms the Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023 (Note 16.2).
From November 2024, in view of the continuity of operations, all the assets linked to these three plants will be depreciated on a linear basis over the useful life period established by Aneel. If this term exceeds the expiration of the concession contract, the term of the contract will be used, without residual value (Note 15.5).
The new concession contracts were agreed upon under the Independent Energy Production (“PIE”) exploration regime and will have payment for the Use of Public Property (“UBP’) for five years (Note 23).
1.1. Equity interests of Copel
Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).
During the year 2024, the following events occurred that resulted in changes in relation to the equity interests of December 31, 2023:
▪completion of the divestments of UEGA and Compagas (Note 37);
▪creation of 13 special purpose companies as a result of the divestment process of the small generation plants of Copel GeT (Note 37);
▪sale of the equity interest in the subsidiary Carbocampel (Note 14.1).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.1. Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest
			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Elejor – Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.8	Copel GeT
			31.2	Brownfield
Aventura Holding S.A. (Aventura)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A.(a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1.1.2. Joint Ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A. (a)	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (b)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) The controlling company of Voltalia São Miguel do Gostoso Participações S.A., which in turn is the holding company for 4 SPEs: São João Wind Power Plant S.A., Carnaúba Wind Power Plant S.A., Reduto Wind Power Plant S.A. and Santo Cristo Wind Power Plant S.A.
(b) Holding of 5 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I and Bandeirantes Solar II, for which the maintenance or extinction of the SPEs is under study.
1.1.3. Associates

Associated companies	Headquarters	Main activity	Interest
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
1.1.4. Joint operations (consortiums)
The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 15.3.
2. Concessions and Authorizations
2.1. Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 – HPP Fundão	70	06.11.2040
	Contract 125/2001 – HPP Santa Clara		05.10.2040
	Authorization – SHP Fundão I and SHP Santa Clara I – 753/2002 and 757/2002		(a)
Dona Francisca Energética	Contract 188/1998 – HPP Dona Francisca	23	09.21.2037
Usina de Energia Eólica São João S.A.	MME Ordinance 173 /2012 – WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A.	MME Ordinance 204 /2012 – WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A.	MME Ordinance 230 /2012 – WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A.	MME Ordinance 233/2012 – WPP Santo Cristo	49	04.18.2047

(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14,744/2023 and 14,745/2023.
Hydroelectric Power Plant – HPP
Small Hydroelectric Plant – SHP
Wind Power Plant – WPP

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

2.2. Concession contracts or authorizations obtained by Copel Get and its investees

Generation concession		Interest %	Maturity

Generation Concession Contract 002/2024 - HPP Gov. Ney Aminthas de Barros Braga (Segredo) (Note 1)		100	11.19.2054
Generation Concession Contract 002/2024 - HPP Gov. José Richa (Salto Caxias) (Note 1)		100	11.19.2054
Generation Concession Contract 003/2016 – HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
Authorization – Ordinance 133/2011 – SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 – HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 001/2007 – HPP Gov. Jayme Canet Júnior (Mauá)		51	06.28.2049
Generation Concession Contract 001/2011 – HPP Colíder		100	01.30.2046
Generation Concession Contract 005/2024 - HPP Cavernoso (Note 37)		100	06.23.2033
Generation Concession Contract 007/2013 - HPP Derivação do Rio Jordão		100	06.21.2032
Authorization – Resolution 278/1999 – WPP Palmas (Note 37)		100	29.09.2029
Generation Concession Contract 004/2024 - HPP Chaminé (Note 37)		100	08.02.2028
Generation Concession Contract 001/2020 - HPP Guaricana (Note 37)		100	07.21.2028
Generation Concession Contract 003/2024 - HPP Apucaraninha (Note 37)		100	01.27.2027
Generation Concession Contract 006/2024 - HPP São Jorge (Note 37)		100	07.24.2026
Concession contract 045/1999 - TPP Figueira (Note 37)		100	03.26.2019
Dispatch 182/2002 - Hydroelectric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	—
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	—
Authorization Aneel 5,373/2015 – HGP Chopim I (only register with ANEEL)		100	—
Concession agreement / authorization of the equity
Nova Asa Branca I	MME Ordinance 267/2011 – WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 – WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 – WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 – WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 – WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 – WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 – WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 – WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 – WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 – WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 – WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 – WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 – WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 – WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 – WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 – WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 – WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 – WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 – WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 – WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 – WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 – WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 – WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 – SHP Arturo Andreoli	35.8	07.07.2034
SHP Bela Vista	Resolution 913/2017 – transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 1)	Generation Concession Contract contract 002/2020	100	11.19.2054
Jandaíra I Energias Renováveis	Ordinance 140/2020 – WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 – WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 – WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 – WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 – WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 – WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 – WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 – WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA n° 7.820/2019	100	06.11.2053

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Generation concession		Interest %	Maturity
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Transmission lines and substations concession agreements		Interest %	Maturity	Next tariff review
Contract 060/2001 – Transmission facilities (sundry Transmission lines and Substations) – extended by the 3rd additive term		100	01.01.2043	2028 (b)
Contract 075/2001 – Transmission line 230 kV Bateias – Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 – Transmission line 230 kV Bateias – Pilarzinho		100	03.17.2038	2028 (c)
Contract 027/2009 – Transmission line 525 kV Foz do Iguaçu – Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 – Transmission line 500 kV Araraquara II – Taubaté		100	10.06.2040	2026
Contract 015/2010 – Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 – Transmission line 230 kV Londrina – Figueira and Transmission line 230 kV Foz do Chopim – Salto Osório		100	08.27.2042	2028
Contract 002/2013 – Transmission line 230 kV Assis – Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2028 (c)
Contract 005/2014 – Transmission line 230 kV Bateias – Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2029 (d)
Contract 021/2014 – Transmission line 230 kV Foz do Chopim – Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 – Transmission line 500 kV Assis – Londrina		100	09.05.2044	2025
Contract 006/2016		100	04.07.2046	2026
Contract 006/2016 – Transmission line 525 kV Curitiba Leste – Blumenau
Contract 006/2016 – Transmission line 230 kV Baixo Iguaçu – Realeza
Contract 006/2016 – Transmission line 230 kV Curitiba Centro – Uberaba
Contract 006/2016 – Substation Medianeira 230/138 kV
Contract 006/2016 – Substation Curitiba Centro 230/138 kV
Contract 006/2016 – Substation Andirá Leste 230/138 kV

Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste – Umuarama
	Substation Umuarama 230/138 kV
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra
	Transmission line 230 kV Cascavel Oeste – Cascavel Norte
	Substation Santa Quitéria 230/138/13,8 kV
	Substation Cascavel Norte 230/138/13,8 kV
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2027
	Transmission line 525 kV Curitiba – Curitiba Leste
	Substation Curitiba Leste 525/230 kV
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia – Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta – Cláudia
	Transmission line 500 kV Cláudia – Paranatinga
	Transmission line 500 kV Paranatinga – Ribeirãozinho
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho – Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte – Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2028 (c)
	Transmission line 500 kV Barreiras II – Rio das Éguas
	Transmission line 500 kV Rio das Éguas – Luziânia
	Transmission line 500 kV Luziânia – Pirapora 2
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2029 (d)
	Transmission line 500 kV Itatiba – Bateias
	Transmission line 500 kV Araraquara 2 – Itatiba
	Transmission line 500 kV Araraquara 2 – Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito – Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã – Londrina	100	03.04.2035	(a)
(a) Do not undergo tariff review and RAP reduces to 50% in the 16th year.
(b) Approval Resolution No. 3,344/2024 approved the result of the Periodic Tariff Reviews of the Permitted Annual Revenue – RAP of the extended Concession Contracts, including Concession Contract No. 060/2001.
(c) Approval Resolution No. 3,342/2024 approved the complementary result of the Periodic Tariff Reviews of the Permitted Annual Revenue - RAP of 2023 of the auctioned concession contracts, including concession contracts 006/2008, 002/2013 and 007/2013. In 2028, the 4th RTP of concession contract 006/2008 will take place, therefore, there will no longer be a recalculation of the cost of third-party capital of this contract.
(d) Approval Resolution No. 3,343/2024 approved the result of the Periodic Tariff Reviews of the Annual Permitted Revenue – RAP of 2024 of the auctioned transmission contracts, including concession contracts No. 001/2014 and 005/2014.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

3. Basis of Preparation
3.1. Declaration of conformity
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), currently referred to by the IFRS Foundation as “IFRS® Accounting Standards”, including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC® Interpretations), and show all relevant information specific to the financial statements, and only this information, which is consistent with that used by the administration in its management.
The issuance of these consolidated financial statements was authorized by the Board of Directors on April 16, 2025.
3.2. Basis of measurement
The consolidated financial statements were prepared based on the historical cost, except for certain financial instruments measured at fair value, as described in the respective accounting policies and notes.
3.3. Functional and presentation currency
The consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.
3.4. Use of estimates and judgments
In the preparation of these consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies of the Company and its subsidiaries. Actual results may differ from those estimates, which are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.
The areas that require a higher level of judgment and are more complex, as well as those in which proposals and estimates are significant for consolidated financial projections, are as follows:
•Notes 4.17 and 37 - Assets held for sale and discontinued operations: assessment of sale as highly probable.
•Notes 4.3 and 8 - Sectorial financial assets and liabilities: forecast of values that will be included in the tariff review process;
•Notes 4.4 and 9 - Accounts receivable related to the concession: forecast of cash flows and the indemnifiable balance of the concession contracts;
•Notes 4.5 and 10 - Contract assets: definition of the contract remuneration rate, allocation of price to performance obligations and forecast of cash flows;
•Notes 4.7 and 15 - Property, plant and equipment: estimated useful life of assets;
•Notes 4.8 and 16 - Intangible assets: estimated useful life of assets;
•Notes 4.9.1 and 7.3 - Expected Credit Losses: estimate of amounts that will not be received;
•Notes 4.9.2 and 15.4 - Impairment of non-financial assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
•Notes 4.10 and 26 - Provisions for legal claims and contingent liabilities: estimated losses on legal claims;
•Notes 4.10 and 12.3.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
•Notes 4.11 - Revenue recognition: estimate of unbilled amounts and construction margin;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

•Notes 4.12 and 32.2.10 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
•Notes 4.13 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income for recoverability of taxes;
•Notes 4.14 and 21 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
•Notes 4.16 and 24 - Right to Use Assets and Lease Liabilities: definition of the discount rate for contracts.
3.5. Management’s judgment on going concern
Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. It is reasonable to expect that the Company has adequate resources to continue as a going concern for the foreseeable future, and no events or conditions have been identified that would individually or collectively cast significant doubt on the Company's ability to continue as a going concern.
The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term public concessions; (ii) equity value; (iii) operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.
4. Material Accounting Policies
The main accounting policies employed in the preparation of these consolidated financial statements are outlined below. These policies have been consistently applied over the years presented.
4.1. Basis of consolidation
4.1.1. Subsidiaries
The subsidiaries are entities to which the Company has control. The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.
In a business combination, the assets identified, liabilities and contingent liabilities acquired are measured at their respective fair values on the acquisition date.
The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill, presented under intangible asset in the consolidated financial statements. When the difference between the acquisition cost and the fair value of the net assets acquired indicates a negative amount, the gain on the bargain purchase is recognized directly in the income statement.
The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill and, therefore, is amortized over the concession period. Goodwill arising solely from the recognition of deferred tax (34%) on the gain/loss recorded in the business combination is classified as technical goodwill and is not amortized but only tested for impairment.
4.1.2. Joint ventures, joint operations (consortiums) and associates
Associates are entities over which the Company has significant influence, but does not control.
Joint arrangements are entities over which the Company has shared control with one or more other parties. They can be classified as joint operations or joint ventures.
Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.
Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost.
4.2. Financial Instruments
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
Following initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets, and this reclassification is applied prospectively.
The Company's financial instruments are classified and measured as described below.
4.2.1. Financial assets recorded at fair value through profit or loss
Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.
4.2.2. Financial assets measured at amortized cost
These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.
4.2.3. Financial assets recorded at fair value through other comprehensive income
They mainly comprise investments in equity instruments held for medium to long-term strategic purposes, designated at fair value through other comprehensive income, since recognizing short-term fluctuations in the fair value of these investments in profit or loss would not be in line with the Company's strategy of maintaining and observing its long-term performance potential.
4.2.4. Financial liabilities measured at amortized cost
Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.
4.2.5. Financial liabilities measured at fair value through Profit or Loss
These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.2.6. Derecognition of financial assets and liabilities
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.
4.3. Net sectorial financial assets and liabilities
In the power distribution segment, the Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession.
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
4.4. Accounts receivable related to the concession
Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Granting Authority by contractual clause and specific legislation.
4.4.1. Power distribution service concession
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
4.4.2. Bonus for the grant of quota system generation concession agreement
The generation concession contract under the quota system provides for the payment of a bonus for the grant to the Granting Authority, pursuant to paragraph 7 of article 8 of Law 12,783/2013, which is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without demand risk.
The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.4.3. Concession of power generation
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
4.5. Contract assets
Represented by the contractual right of the Company related to the construction of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.
4.5.1. Power distribution service concession
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
4.5.2. Power transmission concession
Represents the balance of public electricity transmission contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations.
During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers also, the costs of operation and maintenance incurred.
The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient parcel to cover the costs of managing and monitoring the work.
The implicitly remuneration rate of each concession is determined by the projection of the expected cost, the profit margin in the construction phase and the projection of the Annual Permitted Revenue (“RAP”) to be received, net of the variable consideration estimate (“PV”) and the portion intended to remunerate Operation and Maintenance (O&M). This remuneration rate is fixed at the initial period and does not change during the performance of the contract.
The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.11.3), and by their financial remuneration (Note 4.11.2).
After the start of commercial operation and to the extent that the operation and maintenance (O&M) service is provided, the part of the RAP referring to O&M revenue is recognized in the income statement at fair value, on a monthly basis, and billed together with the part of the revenue recognized in the construction phase. This invoiced amount is transferred to financial assets under trade accounts receivable until it is actually received. The rates defined by Aneel are used as a reference, since these rates were the subject of technical and statistical studies and represent the best estimate of the useful life of each asset.
The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.6. Accounts payable related to the concession
These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.
4.7. Property, Plant and Equipment
These rights relate to tangible assets intended for the maintenance of the entity's activities or exercised for this purpose. This includes rights arising from transactions that transfer the benefits, risks, and control of these assets to the entity.
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
4.8. Intangible Assets
They mainly comprise the assets arising from the concession contracts detailed below, in addition to the concession/authorization rights generated in business combinations (Note 4.1.1) and balances of software acquired from third parties and software developed in-house which are measured at acquisition cost and amortized over five years.
4.8.1. Acquisition of exploration rights
Corresponds to acquisition of exploration rights on certain hydropower potential whose contract is signed including the payment of Use of Public Property - UBP and/or Grant Bonus.
This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential, the amount presented is fixed and amortized over the concession period.
4.8.2. Hydrological risk renegotiation (Generation Scaling Factor - GSF)
Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period.
4.8.3. Power distribution service concession
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.9. Impairment of assets
Assets are assessed to detect evidence of impairment.
4.9.1. Financial assets
Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.
The Company applies the simplified approach of IFRS 9 to the measurement of expected credit losses, considering estimates for all trade accounts receivable, grouped based on shared credit risk characteristics, number of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.
4.9.2. Non-financial assets
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
4.10. Provisions
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
Provisions for dismantling or decommissioning assets are recorded against the cost of the respective asset, at present value, when they meet the recognition and measurement criteria. The asset is depreciated along with the items of property, plant, and equipment, while the liability is reconstituted by the passage of time. In the event of a revision of the provisioned amounts, if these are not due solely to the passage of time, they are recognized again against the cost of the asset and depreciated until the end of their useful life.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Contingent assets and liabilities are not recognized in accounting but are disclosed in notes to the financial statements when it is probable that future economic benefits will be recognized, for the assets, or when the probability of an outflow of resources is assessed as possible, in the case of liabilities.
4.11. Revenue recognition
4.11.1. Revenue from contracts with customers
Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.
The revenue from electricity sales to distributors is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts’ rules and price and volume estimates.
For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.
Revenue from electricity sales to final customers and from use of main distribution and transmission grid is recognized monthly based on measured and effectively billed energy and, in addition, the Company records unbilled revenue, by estimate based on the last measurement taken and/or considering the contracted and seasonalized energy in the month. In both cases, the accounting considers the application of the current tariff rates. The concession contract for the public electricity distribution service provides for compensation for non-performance of quality indicators which, when incurred, are accounted for as a reduction in revenue from the use of the main distribution and transmission grid.
Information on the transmission segment's revenue is described in Note 4.5.2.
4.11.2. Interest income
Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.
Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.
4.11.3. Construction revenue and margin
Revenue related to construction services for infrastructure in the power transmission and distribution services, are recognized over time based on the stage of completion of the work.
The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.
Given that Copel Distribuição outsources the construction of distribution infrastructure to unrelated parties, through works carried out in the short term, the construction margin for the energy distribution activity results in insignificant amounts, which leads to its non-recognition in construction revenue.
The construction margin adopted for transmission activity derives from a calculation methodology that considers business risk.
4.12. Derivative Financial Instruments
The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Unrealized net gains or losses arising from the mark-to-market of these contracts (difference between contractual and market prices) are recorded as operating income or operating costs in the Statement of income.
4.13. Deferred income tax and social contribution
The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.
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
4.14. Post-employment benefits
The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and post-employment and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.
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
4.15. Share-based compensation
The Company implements Long-Term Incentive Plans (ILP) through which it receives the services rendered by eligible participants (managers and/or employees). These services are settled with equity instruments (shares). The total expense is recognized in the income statement under personnel and management, with a corresponding increase in equity over the vesting period.
The amount recognized as an expense is periodically adjusted to reflect the number of shares for which it is expected that the time and performance conditions will be met. The final amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date. The fair value of the services received is measured indirectly based on the fair value of the equity instruments granted, which is measured on the date the shares are granted and no subsequent adjustments are made for differences between expected and actual results.
4.16. Right to use lease assets and liabilities
Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

4.17. Assets and liabilities held for sale and discontinued operation
Assets and liabilities are classified as held for sale when the sale is highly probable, i.e., when they are available for immediate sale under current conditions and senior management is committed to the divestment, which is expected to be completed within 12 months of the reclassification date. Assets held for sale and associated liabilities are measured at book value or fair value net of selling expenses, whichever is the lower. If the asset represents an important separate line of business, the transaction is classified as a discontinued operation, and its results and cash flows are presented separately.
4.18. Treasury shares
The value of the shares repurchased by the Company, along with the transaction costs incurred in the repurchase process, is recorded in equity. These amounts are not restated as long as the shares remain in treasury. In the event of the sale of these shares, if the result, net of transaction costs, results in a gain, it is recorded in a capital reserve. If there is a loss, it is recorded in the account that originated the funds for the acquisition.
4.19. Standards applicable to the Company effective January 1, 2024
As of January 1, 2024, the following changes in standards are in effect, with no significant impact on the Company's financial statements:
(i)IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: requirements for disclosure of supplier financing agreements;
(ii)IAS 1: requirements for categorizing liabilities as current or non-current and for presenting non-current liabilities with covenants;
(iii)IFRS 16 - Leases: modifications related to sale and leaseback transactions.
4.20. New standards that are not yet in effect
As of the following financial years, the new and/or revised standards below will be in effect:
(i)IAS 21 - Effects of Changes in Exchange Rates Entitled Lack of Convertibility (effective as of January 1, 2025);
(ii)IFRS 9 / IFRS 7 - Classification and measurement of financial instruments and Contracts with reference to energy and whose generation depends on nature (effective as of January 1, 2026);
(iii)IFRS 18 - Presentation and Disclosure in Financial Statements (effective as of January 1, 2027);
(iv)IFRS 19 - Subsidiaries without Public Accountability: Disclosures (effective as of January 1, 2027).
The Company does not expect significant impacts on the financial statements as a result of these changes in standards, except for IFRS 18, for which management is assessing the impacts of adoption.
5. Cash and Cash Equivalents

	12.31.2024	12.31.2023
Cash and bank accounts	174,798	223,298
Financial investments with immediate liquidity	3,987,141	5,411,325
	4,161,939	5,634,623
These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.
Financial investments refer to Bank Deposit Certificates (“CDB”) and Repurchase Agreements which, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, are remunerated at between 92.0% and 102.5% of the variation rate of the Interbank Deposit Certificate (“CDI”).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

6. Bonds and Securities

Category	Index	12.31.2024	12.31.2023
Units in Funds (a)	CDI	418,465	410,012
Bank Deposit Certificates – CDB	96% to 101% of CDI	94,707	85,483
Committed Operation	98% of CDI	16,536	—
		529,708	495,495
	Current	623	4,763
	Noncurrent	529,085	490,732
Interbank Deposit Certificate – CDI
(a) Most of these are reserve accounts intended to fulfill loan, financing and debentures contracts with BNDES.
The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 1 to 56 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.
7. Trade Accounts Receivable

	Balances	Overdue	Overdue for more	Total	Total
	falling due	up to 90 days	than 90 days	12.31.2024	12.31.2023
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	1,719,504	421,647	114,527	2,255,678	2,131,227
Unbilled electricity sales to final customers and Charges for use of the system - Copel DIS	930,801	—	—	930,801	850,513
Electricity sales to final customers	171,035	1,995	4,486	177,516	217,801
Other consumers receivables	93,041	34,614	59,549	187,204	202,315
Energy supply - Concessionaires, permission holder and trading companies	387,163	2,625	25,886	415,674	471,087
CCEE (7.2)	130,716	—	119,665	250,381	189,713
Charges for use of the transmission system	69,384	602	32,356	102,342	86,155
(-) Expected credit losses (7.3)	(12,098)	(12,973)	(215,643)	(240,714)	(282,382)
	3,489,546	448,510	140,826	4,078,882	3,866,429
			Current	3,962,702	3,761,170
			Noncurrent	116,180	105,259
(a) Includes the balance of debt installments of Copel DIS (Note 7.1).
7.1. Debt installments

	12.31.2024	12.31.2023
Residential	106,440	123,889
Industrial	77,038	87,323
Commercial	181,104	141,068
Rural	10,058	10,493
Public Entities	5,011	13,142
Public lighting	454	6,108
Public service	2,074	1,685
(-) Adjustment to present value	(21,251)	(46,209)
	360,928	337,499

At Copel DIS, the installment payment of overdue debts may be granted at the consumer's request based on criteria and conditions, which include the minimum down payment percentage, the number of installments, and guarantee requirements, depending on the amount of the debt.
The balances of debt installments, as of December 31, 2024, are at present value, and take into account the amount to be discounted, the due dates of the installments and the weighted average discount rate of 1.28% p.m. (1.22% p.m. as of December 31, 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

7.2. Electricity Trading Chamber - CCEE
Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.
The overdue balance of R$119,665 refers to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder, for which expected credit losses were recorded in the same amount, as outlined in Note 7.3. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed.
In May 2023, a ruling was issued by the competent Federal Court, partially recognized the requests. Copel GeT filed an appeal with the TRF1 defending the extension of the recognition of the exclusions for the entire period and renewed the request for appellate relief to maintain the suspension of the sanctioning and contractual effects of Aneel's deliberations, until the judgment of the appeal, which was again granted in August 2023 by the Reporting Judge. The appeal is awaiting processing and judgment.
7.3. Expected credit losses

	Balance as of	Additions	Write offs	Reclassification (a)	Balance as of	Additions	Write offs	Reclassification (a)	Balance as of
	January 1, 2023				December 31, 2023				December 31, 2024
Electricity sales to f inal customers, Charges for use of the system and and other consumers receivables - Copel DIS	119,538	99,685	(85,356)		133,867	70,627	(120,871)	—	83,623
Electricity sales to final customers and other consumers receivables - Copel COM	12,532	2,792		—	15,324	716	(9,175)	—	6,865
Energy supply - Concessionaires, permission holder and trading companies	9,827	4,533	(834)	—	13,526	21,172	(4,137)	—	30,561
CCEE (7.2)	119,665	—	—	—	119,665	—	—	—	119,665
Gas distribution	10,381	286	(329)	(10,338)	—	7,510	—	(7,510)	—
	271,943	107,296	(86,519)	(10,338)	282,382	100,025	(134,183)	(7,510)	240,714
(a) Reclassification to Assets classified as held for sale (Note 37).
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of	Operating revenues		Financial results	Tariff flags	Statement of Financial Position	Balance as of
	January 1, 2024	Constitution	Amortization	Updating		Constitution	December 31, 2024
Portion A
Electricity purchased for resale – Itaipu	106,561	73,899	(108,421)	6,754	—	—	78,793
Electricity purchased for resale – CVA Energ	(557,165)	153,184	466,293	(43,429)	(81,008)	—	(62,125)
Transport of energy using the transmission system – basic grid	601,157	258,551	(515,559)	58,247	—	—	402,396
Transport of energy purchased from Itaipu	54,593	15,689	(46,482)	5,770	—	—	29,570
ESS	142,484	128,496	(103,966)	11,938	(66,265)	—	112,687
CDE	1,280	(50,074)	(18,442)	2,446	—	—	(64,790)
Proinfa	(14,495)	(15,485)	23,969	(1,710)	—	—	(7,721)
Other financial components
Refunds of Pis and Cofins (Note 12.3.1)	(702,895)	—	1,317,355	—	—	(1,182,915)	(568,455)
Neutrality	(19,622)	(395,710)	154,354	(16,008)	—	—	(276,986)
Hydrological risk	(475,400)	(430,730)	445,336	(20,468)	—	—	(481,262)
Tariff refunds	(181,607)	(97,904)	113,258	(6,703)	—	—	(172,956)
Overcontracting	634,193	150,068	(390,911)	25,573	(184,853)	—	234,070
Itaipu Bonus	(3,243)	—	(55,741)	—	—	58,984	—
CDE Eletrobras	(41,882)	66,074	22,929	(4,733)	—	(81,279)	(38,891)
Tariff mitigation mechanism	—	(234,789)	—	(7,583)	—	—	(242,372)
Other	(17,004)	(14,608)	13,091	(1,247)	—	—	(19,768)
	(473,045)	(393,339)	1,317,063	8,847	(332,126)	(1,205,210)	(1,077,810)
Current assets	15,473						—
Noncurrent assets	15,473						—
Current liabilities	(476,103)						(935,322)
Noncurrent liabilities	(27,888)						(142,488)

	Balance as of	Operating revenues		Financial results	Tariff flags	Statement of Financial Position	Balance as of
	January 1, 2023	Constitution	Amortization	Updating		Constitution	December 31, 2023
Portion A
Electricity purchased for resale - Itaipu	819,649	(70,066)	(702,517)	59,495	—	—	106,561
Electricity purchased for resale - CVA Energ	(582,059)	(444,221)	555,568	(86,565)	112	—	(557,165)
Transport of energy using the transmission system - basic grid	253,766	540,084	(244,243)	51,550	—	—	601,157
Transport of energy purchased from Itaipu	10,706	50,824	(10,188)	3,251	—	—	54,593
ESS	227,329	271,566	(323,495)	23,651	(56,567)	—	142,484
CDE	200,493	(55,037)	(149,314)	5,138	—	—	1,280
Proinfa	42,078	(32,344)	(22,660)	(1,569)	—	—	(14,495)
Other financial components
Refunds of Pis and Cofins	(765,573)	—	1,525,351	—	—	(1,462,673)	(702,895)
Neutrality	98,598	(41,000)	(79,292)	2,072	—	—	(19,622)
Offset of bilateral contracts under CCEAR	(186)	—	186	—	—	—	—
Hydrological risk	(524,806)	(431,385)	504,007	(23,216)	—	—	(475,400)
Tariff refunds	(175,460)	(92,589)	96,560	(10,118)	—	—	(181,607)
Overcontracting	436,324	327,874	(176,556)	46,848	(297)	—	634,193
Itaipu Bonus	4,943	(68)	(66,026)	(1,076)	—	58,984	(3,243)
Water shortage account	(71,188)	—	71,188	—	—	—	—
CDE Eletrobras	(184,100)	165,167	24,583	(8,336)	—	(39,196)	(41,882)
Other	107,629	(13,446)	(108,315)	(2,872)	—	—	(17,004)
	(101,857)	175,359	894,837	58,253	(56,752)	(1,442,885)	(473,045)
Current assets	190,699						15,473
Noncurrent assets	190,699						15,473
Current liabilities	(433,914)						(476,103)
Noncurrent liabilities	(49,341)						(27,888)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

9. Accounts Receivables - Concessions

	12.31.2024	12.31.2023
Power distribution service concession (9.1)	2,610,731	1,954,679
Bonus from the grant of concession agreements under the quota system (9.2)	821,804	792,741
Generation concession agreements (9.3)	75,425	71,835
	3,507,960	2,819,255
Current	10,609	9,354
Noncurrent	3,497,351	2,809,901
9.1. Power distribution service concession

Balance as of January 1, 2023	1,442,819
Transfers from contract assets (Note 10.1)	451,250
Transfers to other receivables (assets held for disposal)	(1,287)
Fair value recognition	62,167
Write-offs	(270)
Balance as of December 31, 2023	1,954,679
Transfers from contract assets (Note 10.1)	578,820
Transfers to other receivables (assets held for disposal)	(1,927)
Fair value recognition	82,424
Write-offs	(3,265)
Balance as of December 31, 2024	2,610,731
Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.
9.2. Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2023	766,832
Transfers to electricity grid use charges - customers	(88,461)
Interest (Note 28.1)	114,370
Balance as of December 31, 2023	792,741
Transfers to electricity grid use charges - customers	(91,737)
Interest (Note 28.1)	120,800
Balance as of December 31, 2024	821,804
Balance relating to the bonus for the grant of the GPS HPP concession contract, paid to the Granting Authority, restated by the IPCA and interest, in accordance with the concession contract signed on January 5, 2016.
9.3. Power generation concessions agreements

Balance as of January 1, 2023	68,642
Fair value adjustment	3,193
Balance as of December 31, 2023	71,835
Fair value adjustment	3,590
Balance as of December 31, 2024	75,425

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value. In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments. In August 2022, Copel submitted to Aneel the appraisal reports related to the residual values, with a base date of July 2015, which, since January 2023, have been under review by the regulatory agency (Note 32.2.1 - e).
10. Contract assets

	12.31.2024	12.31.2023
Power distribution service concession (10.1)	1,701,448	2,201,958
Power transmission concession (10.2)	5,509,458	5,403,103
	7,210,906	7,605,061
Current	283,896	284,616
Noncurrent	6,927,010	7,320,445
10.1. Power distribution service concession contract

	Assets	Special liabilities	Total
Balance as of January 1, 2023	2,405,124	(72,953)	2,332,171
Acquisitions	2,305,311	—	2,305,311
Customers contributions	—	(339,277)	(339,277)
Transfers to intangible assets (Note 16.1)	(1,888,949)	273,071	(1,615,878)
Transfers to accounts receivable - concessions (Note 9.1)	(507,401)	56,151	(451,250)
Other transfers	(12,391)	—	(12,391)
Write-offs or disposal	(16,728)	—	(16,728)
Balance as of December 31, 2023	2,284,966	(83,008)	2,201,958
Acquisitions	2,465,040	—	2,465,040
Customers contributions	—	(268,692)	(268,692)
Transfers to intangible assets (Note 16.1)	(2,303,950)	200,428	(2,103,522)
Transfers to accounts receivable – concessions (Note 9.1)	(630,818)	51,998	(578,820)
Other transfers	(20)	—	(20)
Write-offs or disposal	(14,496)	—	(14,496)
Balance as of December 31, 2024	1,800,722	(99,274)	1,701,448
The balance consists of work in progress mainly related to the construction and expansion of substations, distribution lines and networks, and metering equipment, measured at historical cost, net of special liabilities, and which are transferred to the Accounts receivable related to the concessions and Intangible assets as these works are completed.
The capitalized costs of loans, financing, and debentures during the construction phase amounted to R$19,187 in 2024, at an average rate of 0.25% p.a. (R$19,041 at an average rate of 0.32% p.a. in 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

10.2. Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2023	3,894,276	1,416,200	5,310,476
Realization of fair value adjustments recognized in the business combination	722	—	722
Transfers to electricity grid use charges - customers	(423,851)	(294,975)	(718,826)
Transfers to property, plant and equipment	(4,086)	—	(4,086)
Transfers from litigations	(458)	—	(458)
Remuneration	521,308	194,722	716,030
Construction revenue (Note 28.1)	85,181	—	85,181
Construction income (Note 28.1)	1,410	—	1,410
Gain from efficiency (Note 28.1)	12,654	—	12,654
Balance as of December 31, 2023	4,087,156	1,315,947	5,403,103
Realization of fair value adjustments recognized in the business combination	722	—	722
Transfers to electricity grid use charges – customers	(508,832)	(306,596)	(815,428)
Transfers to property, plant and equipment	(5,185)	—	(5,185)
Transfers from litigations	(2,994)	—	(2,994)
Remuneration	617,622	188,105	805,727
Construction revenue (Note 28.1)	95,610	—	95,610
Construction income (Note 28.1)	2,040	—	2,040
Gain from efficiency (Note 28.1)	25,863	—	25,863
Balance as of December 31, 2024	4,312,002	1,197,456	5,509,458
In the construction and operation of transmission infrastructure, there may be delays in the works, environmental issues, easements and land negotiations, variations in the cost of materials, as well as the result of the revision/adjustment of the Annual Permitted Revenue (“RAP”), among others that may have an impact on the profitability of the business. During the construction phase, these occurrences may cause changes to the original project, and the amounts, positive or negative, are recognized directly in the income statement during their execution. In the assets operation and maintenance phase, the part of the RAP related to performance (variable portion) is recognized as the services are performed.
In July 2024, Aneel approved the tariff review of part of Copel GeT transmission concession contracts, with a negative impact of R$44,402, mainly due to the assessment of the New Replacement Value (“VNR”) of the assets, partially offset by the increase in the RAP for reinforcements and improvements carried out in the last cycle. Copel submitted an administrative appeal to Aneel requesting a review of the amounts. In 2023, the tariff review of some Copel GeT contracts resulted in a gain of R$4,014.
In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets. Aneel has not yet deliberated on these requests, so the amounts approved by Aneel Resolution No.2,847 of April 22, 2021, are still in effect and appropriate for accounting purposes.
The table below presents the assumptions utilized to calculate the assets and contracts:

	12.31.2024			12.31.2023
	Concession assets	RBSE assets		Concession assets	RBSE assets
		Financial	Economic		Financial	Economic
Construction margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Operating and maintenance margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Remuneration rate (a)	9.62% a.a.	8.11% a.a.	11.10% a.a.	9.60% a.a.	8.11% a.a.	11.10% a.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution (c)	611,620	209,055	115,920	574,028	201,158	157,525

(a) Average rate of contracts
(b) Contract 075/2001 – LT 230 kV Bateias – Jaguariaíva, from Copel GET, and contract 002/2005 – LT 525 kV Ivaiporã – Londrina, from Uirapuru, are adjusted by the IGPM.
(c) Increase in the RAP financial portion of RBSE assets, due to the re-profiling defined by Aneel Homologatory Resolution No. 2,847/2021.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

11. Other Receivables

	12.31.2024	12.31.2023
Investment disposal (a)	596,203	—
CDE Transfer (b)	325,657	133,375
Assets and rights disposal (c)	315,436	17,972
Services in progress (d)	239,474	328,972
Contractual advances to suppliers	44,624	15,371
Disposals and decommissioning in progress	35,676	48,285
Advance payments to employees	12,536	17,333
Materials and supplies for pow er electricity (e)	—	61,317
Other receivables	61,914	78,763
	1,631,520	701,388
Current	949,674	570,471
Noncurrent	681,846	130,917
(a) Balance resulting from the conclusion of the divestment of Compagas, described in Note 37.
(b) Balance receivable from the Energy Development Account - CDE to cover tariff discounts (Law No. 10,438/2002 and Order No. 7,891/2013), with the monthly quota stipulated in the Annual Tariff Adjustment/Review. On a monthly basis, the Company estimates the differences to be offset in the next tariff adjustment.
(c) Includes the balance arising from the sale of assets described in Note 29.6.1.
(d) Services in progress refer, for the most part, to expenses related to R&D and PEE projects in progress which, during execution, are recorded as assets against cash. Once completed and homologated by Aneel, the assets is written off against the respective liability, which was initially recorded against income, as a deduction from revenue (Note 22).
(e) The balance was reclassified to Assets classified as held for sale (Note 37).
12. Taxes
12.1. Deferred income tax and social contribution

	Balance as of January 1, 2023	Recognized in income	Others (a)	Reclassification (a)	Recognized comprehensive income	Balance as of December 31, 2023	Recognized in income		Recognized comprehensive income	Balance as of December 31, 2024
							Continued operations	Discontinued operations
Noncurrent assets
Provision for allocation of PIS and Cofins credits	629,427	19,985	—		—	649,412	(112,012)	—	—	537,400
Post-employment benefits	363,297	14,774	—	(2,466)	129,007	504,612	12,801	—	(123,578)	393,835
Provisions for legal claims	635,048	(41,717)	4,643	(5,496)	—	592,478	(294,227)	—	—	298,251
Tax losses and negative tax basis	195,062	(55,382)	(124)	(36,271)	—	103,285	345,316	(229,063)	—	219,538
Impairment of assets	295,789	(73,376)	—	(9,126)	—	213,287	3,696	—	—	216,983
Fair value in the purchase and sale of power	251,160	5,060	—	—	—	256,220	(125,049)	—	—	131,171
Expected credit losses	139,737	1,852	—	(633)	—	140,956	(13,371)	—	—	127,585
Lease liability	74,783	(121)	—	—	—	74,662	(648)	—	—	74,014
Provisions for performance and profit sharing	14,914	35,889	—	—	—	50,803	9,303	—	—	60,106
Amortization – concession	57,649	5,220	—	—	—	62,869	5,220	(18,345)	—	49,744
Voluntary retirement program	479	207,330	—	—	—	207,809	(170,230)	—	—	37,579
Research and development and energy efficiency programs	127,083	(59,818)	—	—	—	67,265	(49,705)	—	—	17,560
Concession contracts	18,702	(1,069)	—	—	—	17,633	(1,069)	—	—	16,564
Taxes with suspended liability	82,181	7,672	—	—	—	89,853	(89,853)	—	—	—
Others	123,861	5,011	—	—	—	128,872	20,697	—	—	149,569
	3,009,172	71,310	4,519	(53,992)	129,007	3,160,016	(459,131)	(247,408)	(123,578)	2,329,899
(-) Noncurrent liabilities
Concession contracts	1,848,548	6,891	209,086	(38,064)	—	2,026,461	46,243	—	—	2,072,704
Deemed cost of property, plant and equipment	307,687	(16,769)	—	—	—	290,918	(17,773)	—	—	273,145
Fair value in the purchase and sale of power	367,798	6,775	—	—	—	374,573	(137,495)	—	—	237,078
Accelerated depreciation	128,156	18,382	—	—	—	146,538	15,907	—	—	162,445
Right-of-use asset	71,877	(1,552)	—		—	70,325	(881)	—	—	69,444
Escrow deposits monetary variation	72,827	12,063	—	—	—	84,890	(36,502)	—	—	48,388
Transaction cost on loans and financing and debentures	30,316	11,348	—	—	—	41,664	5,837	—	—	47,501
Others	55,346	17,125	—	(16,552)	(2,167)	53,752	86,971	—	(243)	140,480
	2,882,555	54,263	209,086	(54,616)	(2,167)	3,089,121	(37,693)	—	(243)	3,051,185
Net	126,617	17,047	(204,567)	624	131,174	70,895	(421,438)	(247,408)	(123,335)	(721,286)
Assets presented in the Statement of Financial Position	1,644,299					1,757,688				1,174,175
Liabilities presented in the Statement of Financial Position	(1,517,682)					(1,686,793)				(1,895,459)

(a) Effects mainly of business combinations occurring in 2023.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.1.1. Projection for realization of deferred income tax and social contribution:
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
Following are the items that were the basis for the setup of the main credits of the company, as well as their form of realization:
•Provision for allocation of PIS and Cofins credits: will be carried out as the amounts are passed on in the tariff review and readjustment processes approved by the regulatory body, if any, or by the reversal of the respective provision;
•Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;
•Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;
•Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;
•Deemed cost: realized to the extent that the amortization, depreciation, write-off or disposal of the valued asset occurs;
•Amounts related to the concession agreement: realized over the term of the agreement;
•Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income, considering the limit established in the legislation; and
•Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.
The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2025	809,501	(279,866)
2026	367,203	(275,691)
2027	115,852	(244,572)
2028	60,375	(230,246)
2029	43,220	(201,961)
2030 to 2032	123,022	(460,997)
After 2032	810,726	(1,357,852)
	2,329,899	(3,051,185)
12.1.2. Unrecognized tax credits
In addition to the deferred income tax and social contribution credits recorded in assets, on December 31, 2024, the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$105,311 (R$87,410, as of December 31, 2023) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.2. Other taxes recoverable and other tax obligations

	12.31.2024	12.31.2023
Current assets
Recoverable ICMS (VAT)	166,339	158,010
Recoverable PIS/Pasep and Cofins taxes (a)	816,863	784,593
Other recoverable taxes	11,416	740
	994,618	943,343
Noncurrent assets
Recoverable ICMS (VAT)	221,313	190,229
Recoverable PIS/Pasep and Cofins taxes (a)	1,011,036	1,982,826
Other recoverable taxes	88,177	83,101
	1,320,526	2,256,156
Current liabilities
ICMS (VAT) payable	189,102	194,734
ICMS installment payment (b)	4,712	11,365
PIS/Pasep and Cofins payable	31,033	34,616
IRRF on interest on capital	—	31,200
Special Tax Regularization Program – Pert	66,852	62,420
Other taxes	10,646	11,748
	302,345	346,083
Noncurrent liabilities
Social security contributions – injunction on judicial deposit (c)	—	264,868
ICMS (VAT) payable	10,965	—
ICMS installment payment (b)	7,251	29,921
Special Tax Regularization Program – Pert	272,979	317,304
	291,195	612,093

Asset and liability balances presented on a net basis, considering the Company's right and intention to realize the asset and liability on a net basis.
(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Notes 12.3)
(b) Installment of ICMS tax credits from the State of Paraná, with payment deadline until September 2027.
(c) In March 2024, after the disputes were concluded, the balances were written off against the judicial deposit balance recorded in assets (Note 13)
12.3. Pis and Cofins credit on ICMS - Copel Distribuição
Balance resulting from the final and unappealable decision in June 2020 regarding the lawsuit filed by Copel DIS in 2009, which recognized the right to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices and recognized that the limitation period, in this case, is of five years and that, therefore, Copel DIS has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision, therefore from August 2004 to June 2020.
The updated tax credit in assets, after the credits were enabled by the Brazilian Federal Revenue Service, has been recovered through compensation with taxes payable since June 2021, for the Cofins credit and since January 2024 for PIS credit.
The following table shows the movement of the asset:

Balance as of January 1, 2023	3,484,616
Monetary variation	256,492
Offsetting with taxes payable	(1,075,244)
Balance as of December 31, 2023	2,665,864
Monetary variation	144,444
Offsetting with taxes payable	(1,087,281)
Balance as of December 31, 2024	1,723,027
Current	804,084
Noncurrent	918,943
The asset will continue to be offset against future federal tax debts, respecting the deadlines and limits established by current tax legislation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.3.1. Pis and Cofins to be refunded to consumers and Provision for allocation of PIS and Cofins credits
In June 2020, Copel DIS recorded PIS and Cofins liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision of the lawsuit filed by the Company, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.
In June 2022, arising from the effects of Federal Law No. 14,385/2022, Copel DIS, listening to the opinion of its external legal advisors and based on the risk assessment, recognized a provision for the allocation of PIS and Cofins credits referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, therefore from 2004 to 2010.
The amounts have been refunded to consumers, through the tariff process, as the tax credits in the assets are offset. On June 24, 2024, Aneel Homologation Resolution 3,336/2024 determined the refund to the consumer of the amount of R$1,182,915, with a reducing effect on the tariff during the 2024-2025 tariff cycle. Thus, the remaining balance of the liability was used to refund consumers and the difference was written off from the provision for allocation of PIS and Cofins credits.
The table below illustrates the changes in liabilities and provisions:

	Liabilities to be refunded to consumers	Provision for allocation of PIS and Cofins credits	Total
Balance as of January 1, 2023	1,995,158	1,851,257	3,846,415
Monetary variation	199,241	58,518	257,759
(-) Transfer to sectorial financial liabilities	(1,462,673)	–	(1,462,673)
Balance as of December 31, 2023	731,726	1,909,775	2,641,501
Monetary variation	78,675	43,327	122,002
(-) Transfer to sectorial financial liabilities	(810,401)	(372,514)	(1,182,915)
Balance as of December 31, 2024	–	1,580,588	1,580,588
Current	–	580,000	580,000
Noncurrent	–	1,000,588	1,000,588

Regarding the provision for the controversial period, the Company is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.
Concomitantly, on December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - “ADI” with the Federal Supreme Court - “STF”, questioning Law No. 14,385/2022. On September 4, 2024, the ministers formed a majority in favor of the constitutionality of the law. However, regarding the limitation period for the collection of amounts from consumers, so far five ministers voted for the application of the ten-year term (10 years), in line with the understanding of Copel Management, and two ministers voted for the application of the five-year term (5 years). The judgment is suspended due to the request for review by Minister Luis Roberto Barroso. The Company is awaiting the judgment's finalization.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.4. Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2024	12.31.2023	12.31.2022
Income before IRPJ and CSLL	2,907,234	2,489,724	942,888
(-) Result of equity investments	(281,202)	(307,809)	(478,577)
	2,626,032	2,181,915	464,311

IRPJ and CSLL (34%)	(892,851)	(741,851)	(157,866)
Tax effects on:
Interest on equity (JSCP)	300,220	325,720	329,800
Dividends	388	453	250
Non deductible expenses	(24,957)	(22,701)	(25,172)
Tax incentives	4,251	9,905	11,492
Unrecognized tax loss and negative basis of CSLL	(17,878)	(24,345)	(29,870)
Difference between tax bases of deemed profit and taxable profit	(29,949)	18,844	35,677
Effect of non taxable monetary variation (Selic) on undue tax payments	48,918	87,207	100,282
Others	12,423	(7,289)	16,506
INCOME TAX AND SOCIAL CONTRIBUTION	(599,435)	(354,057)	281,099
Effective rate - %	22.8%	16.2%	(60.5)%
With regard to uncertainties about the treatment of income taxes, the Company has made assessments and concluded that it is more likely than not that the treatments will be accepted by the tax authority.
12.5. Consumption tax reform
In December 2023, Constitutional Amendment No. 132 was enacted, establishing the Tax Reform in the field of consumption.The new model adopts a split Value Added Tax system ("dual VAT") with two competencies: a federal one (Contribution on Goods and Services - “CBS”) which will replace PIS and Cofins, and a sub-national one (Tax on Goods and Services - “IBS”) which will replace ICMS and ISS. Additionally, a federal Selective Tax (“IS”) was created, which will be applied to the production, extraction, sale or import of goods and services that are detrimental to health and the environment, as defined by the complementary legislation.
On January 16, 2025, Complementary Law - LC No. 214 was sanctioned, regulating part of the tax reform. The Federal Senate is still analyzing Complementary Bill No. 108/2024, which will finalize the regulations.
The Reform establishes a transition period from 2026 to 2032 during which the current and new tax systems will coexist.
In the electricity sector, LC No. 214 stipulates the deferral of taxation of CBS and IBS throughout the production chain, ensuring that taxation will only occur in the operation with the final consumer. This measure should significantly reduce the impact of the reform on the sector.
In addition, given the express provisions in the law and in the concession contracts regarding financial economic rebalancing for public service concessions, the company anticipates that the impacts of the reform will be reduced for its business.
Regarding IS, given the company's renewable energy matrix, no significant impacts are expected.
However, the full effects of the tax reform on the calculation of the aforementioned taxes will only be known once the pending issues have been regulated by complementary law and the reference rate has been defined. Therefore, there is no impact of the tax reform on the financial statements as of December 31, 2024.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

13. Judicial deposits

	12.31.2024	12.31.2023
Taxes claims (a)	229,141	482,002
Labor claims	88,398	84,107
Civil claims	47,919	43,081
Easements	21,564	19,340
Customers	5,865	5,723
Others	1,477	459
	394,364	634,712
(a) In March 2024, part of the balance was written off as a counterpart to the INSS liability to be collected (Note 12.2).
14. Investments
14.1. Changes in investments

	Balance as of	Equity in earnings	Capital decrease	Dividends and JSCP	Other (a)	Balance as of
	January 1, 2024					December 31, 2024
Joint Ventures (14.3)
Voltalia São Miguel do Gostoso I	117,484	(1,259)	—	—	—	116,225
Voltalia São Miguel do Gostoso – authorization rights	8,570	—	—	—	(367)	8,203
Caiuá	133,074	12,641	—	(7,017)	—	138,698
Integração Maranhense	212,060	18,623	—	(16,209)	—	214,474
Matrinchã	994,999	79,117	—	(44,918)	—	1,029,198
Guaraciaba	492,083	31,193	—	(5,362)	—	517,914
Paranaíba	292,022	29,908	—	(8,324)	—	313,606
Mata de Santa Genebra	736,685	48,533	(37,129)	(53,038)	—	695,051
Cantareira	468,311	42,448	—	(23,840)	—	486,919
Solar Paraná	7,209	215	—	(89)	—	7,335
	3,462,497	261,419	(37,129)	(158,797)	(367)	3,527,623
Associates
Dona Francisca Energética (14.4)	30,812	5,354	—	(1,441)	—	34,725
Foz do Chopim Energética (14.4)	16,113	14,431	—	(15,398)	—	15,146
Carbocampel	1,931	(2)	—	—	(1,929)	—
	48,856	19,783	—	(16,839)	(1,929)	49,871
Investment property	444	—	—	—	(1)	443
	3,511,797	281,202	(37,129)	(175,636)	(2,297)	3,577,937

(a) Amortization of the right of authorization and disposal of Carbocampel.
AFAC – Advance for future capital increase
JSCP – Interest on equity

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of January 1, 2023	Equity in earnings	Investment/ AFAC	Amortization	Dividends and JSCP	Other (a)	Balance as of December 31, 2023
Joint Ventures (14.3)
Voltalia São Miguel do Gostoso I	115,976	1,508	—	—	—	—	117,484
Voltalia São Miguel do Gostoso - authorization rights	8,937	—	—	(367)	—	—	8,570
Caiuá	125,297	12,263	—	—	(4,486)	—	133,074
Integração Maranhense	192,502	24,218	10,780	—	(15,440)	—	212,060
Matrinchã	931,528	77,493	—	—	(14,022)	—	994,999
Guaraciaba	467,099	30,871	—	—	(5,887)	—	492,083
Paranaíba	263,979	36,269	—	—	(8,226)	—	292,022
Mata de Santa Genebra	692,260	58,262	—	—	(13,837)	—	736,685
Cantareira	473,369	44,563	—	—	(49,621)	—	468,311
Solar Paraná	7,156	361	—	—	(308)	—	7,209
	3,278,103	285,808	10,780	(367)	(111,827)	—	3,462,497
Associates
Dona Fancisca Energética (14.4)	28,043	5,353	—	—	(2,584)	—	30,812
Foz do Chopim Energética (14.4)	17,116	16,651	—	—	(17,654)	—	16,113
Other	1,934	(3)	—	—	—	—	1,931
	47,093	22,001	—	—	(20,238)	—	48,856
Investment property	535	—	—	(3)	—	(88)	444
	3,325,731	307,809	10,780	(370)	(132,065)	(88)	3,511,797
(a) Transfers to Contract Assets, Intangibles and Other Credits (assets held for disposal).
AFAC - Advance for future capital increase
JSCP - Interest on equity
14.2. Subsidiaries with non-controlling interests
14.2.1. Summarized financial information

	Elejor
	12.31.2024	12.31.2023
ASSETS	748,720	804,150
Current assets	124,996	209,323
Noncurrent assets	623,724	594,827

LIABILITIES	748,720	804,150
Current liabilities	114,110	109,350
Noncurrent liabilities	760,550	730,939
Equity	(125,940)	(36,139)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Elejor
	12.31.2024	12.31.2023	12.31.2022
STATEMENT OF INCOME
Net operating revenue	91,418	140,757	194,287
Operating costs and expenses	(102,299)	(92,793)	(86,033)
Financial results	(124,476)	(43,569)	(113,102)
Income tax and social contribution	46,029	(1,487)	4,158
Net income (loss)	(89,328)	2,908	(690)
Other comprehensive income	(475)	(4,206)	—
Total comprehensive income	(89,803)	(1,298)	(690)

STATEMENTS OF CASH FLOWS
Cash flows from operating activities	(58,715)	(14,772)	45,249
Cash flows from investing activities	(10,747)	(4,600)	(7,364)
Cash flows from financing activities	—	—	—

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(69,462)	(19,372)	37,885
Cash and cash equivalents at the beginning of the year	166,544	185,916	148,031
Cash and cash equivalents at the end of the year	97,082	166,544	185,916
CHANGE IN CASH AND CASH EQUIVALENTS	(69,462)	(19,372)	37,885
The balances shown in the above table reflect the company's values before the elimination of intercompany balances. Elejor's negative result is attributed to the decline in energy prices and the impact of the IGPM's monetary restatement on the balance of accounts payable related to the concession.
14.2.2. Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagas 49%	Elejor 30%	UEG Araucária 18.8%	Total
Balance as of January 1, 2023	272,995	(10,451)	51,317	313,861
Net income (loss)	58,181	873	9,304	68,358
Other comprehensive income	660	(1,263)	57	(546)
Dividends	(13,997)	—	—	(13,997)
Distribution of dividends with retained earnings	(62,162)	—	—	(62,162)
Balance as of December 31, 2023	255,677	(10,841)	60,678	305,514
Net income (loss)	23,823	(26,800)	(7,284)	(10,261)
Other comprehensive income	—	(142)	—	(142)
Dividends	(33,695)	—	—	(33,695)
Investment disposal (Note 37)	(245,805)	—	(53,394)	(299,199)
Balance as of December 31, 2024	—	(37,783)	—	(37,783)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.3. Summarized information on the main joint ventures

Balance as of December 31, 2024	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	237,464	344,626	598,513	3,017,103	1,622,959	2,097,314	3,747,356	1,831,108
Current assets	9,567	47,085	71,991	414,369	218,490	258,995	559,575	184,550
Cash and cash equivalents	9,142	17,119	11,248	94,290	48,521	51,417	20,964	18,432
Other current assets	425	29,966	60,743	320,079	169,969	207,578	538,611	166,118
Noncurrent assets	227,897	297,541	526,522	2,602,734	1,404,469	1,838,319	3,187,781	1,646,558

LIABILITIES	237,464	344,626	598,513	3,017,103	1,622,959	2,097,314	3,747,356	1,831,108
Current liabilities	273	20,660	18,337	135,403	139,960	128,717	121,565	85,003
Financial liabilities	—	5,735	8,080	97,571	61,058	73,612	87,054	45,666
Other current liabilities	273	14,925	10,257	37,832	78,902	55,105	34,511	39,337
Noncurrent liabilities	—	40,911	142,477	781,295	426,030	688,575	2,238,465	752,391
Financial liabilities	—	17,921	25,231	446,594	307,648	354,756	1,696,683	375,612
Other noncurrent liabilities	—	22,990	117,246	334,701	118,382	333,819	541,782	376,779
Equity	237,191	283,055	437,699	2,100,405	1,056,969	1,280,022	1,387,326	993,714

STATEMENT OF INCOME
Net operating revenue	—	37,505	61,094	333,128	167,286	238,796	391,009	178,483
Operating costs and expenses	(94)	(7,875)	(12,148)	(80,106)	(36,486)	(28,129)	(69,978)	(10,429)
Interest expenses	—	(2,398)	(3,489)	(62,453)	(39,522)	(46,671)	(114,310)	(42,033)
Financial income and other financial expenses	964	2,542	2,177	18,123	8,226	7,765	(59,962)	4,578
Equity in earnings of investees	(3,273)	—	—	—	—	—	—	—
Income tax and social contribution	(266)	(3,977)	(9,629)	(47,228)	(35,843)	(49,686)	(49,887)	(43,969)
Net income (loss)	(2,669)	25,797	38,005	161,464	63,661	122,075	96,872	86,630
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	(2,669)	25,797	38,005	161,464	63,661	122,075	96,872	86,630
Investment interest – %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value (a)	116,225	138,698	214,474	1,029,198	517,914	313,606	695,051	486,919
(a) This balance does not include the value of the authorization right generated in the acquisition of Voltalia, which is disclosed in Note 14.1.
As of December 31, 2024, Copel's participation in the commitments assumed by its Joint ventures amounted to R$194,900, while contingent liabilities classified as a possible loss amounted to R$265,270 (R$374,774 on December 31, 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of December 31, 2023	Voltaria	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current assets	9,535	42,176	68,873	432,126	209,444	255,100	689,261	182,210
Cash and cash equivalents	9,378	13,592	9,247	129,197	52,346	58,781	23,560	23,092
Other current assets	157	28,584	59,626	302,929	157,098	196,319	665,701	159,118
Noncurrent assets	230,244	292,827	516,795	2,552,639	1,402,040	1,792,330	3,078,913	1,617,432

LIABILITIES	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current liabilities	17	18,076	12,559	172,783	147,180	142,254	115,975	82,109
Financial liabilities	—	5,710	8,047	133,551	46,632	71,258	77,365	43,716
Other current liabilities	17	12,366	4,512	39,232	100,548	70,996	38,610	38,393
Noncurrent liabilities	—	45,349	140,334	781,369	460,052	713,251	2,181,769	761,795
Financial liabilities	—	23,381	32,919	493,603	360,398	416,535	1,685,717	410,552
Other noncurrent liabilities	—	21,968	107,415	287,766	99,654	296,716	496,052	351,243
Equity	239,762	271,578	432,775	2,030,613	1,004,252	1,191,925	1,470,430	955,738

STATEMENT OF INCOME
Net operating revenue	—	36,562	63,370	313,948	165,557	282,153	393,463	177,852
Operating costs and expenses	(83)	(7,069)	1,051	(42,853)	(25,321)	(19,808)	(64,658)	(8,992)
Interest expenses	—	(2,817)	(4,236)	(70,612)	(43,496)	(58,254)	(117,202)	(39,969)
Financial income and other financial expenses	1,236	2,437	3,970	22,390	8,472	9,899	(36,378)	8,354
Equity in earnings of investees	2,220	—	—	—	—	—	—	—
Income tax and social contribution	(298)	(4,088)	(14,735)	(64,724)	(42,209)	(65,954)	(58,933)	(46,300)
Net income (loss)	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Investment interest - %	49.0%	49.0%	49.0%	49.0%	49.0%	24.5%	50.1%	49.0%
Investment book value	117,484	133,074	212,060	994,999	492,083	292,022	736,685	468,311

Balance as of December 31, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
STATEMENT OF INCOME
Net operating revenue	—	62,864	100,482	518,428	266,855	231,960	415,526	188,348
Operating costs and expenses	(78)	(5,876)	(4,022)	(33,073)	(40,926)	(20,181)	(68,472)	(10,885)
Interest expenses	—	(3,225)	(4,914)	(76,652)	(45,487)	(55,971)	(117,725)	(40,077)
Financial income and other financial expenses	1,291	1,620	2,628	17,109	7,889	7,541	(59,597)	2,262
Equity in earnings of investees	2,502	—	—	—	—	—	—	—
Income tax and social contribution	(258)	(6,802)	(27,185)	(94,589)	(20,473)	31,030	(57,676)	(47,212)
Net income	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

14.4. Summarized information of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
ASSETS	171,926	170,927	44,234	47,069
Current assets	18,939	15,403	8,726	9,330
Noncurrent assets	152,987	155,524	35,508	37,739

LIABILITIES	171,926	170,927	44,234	47,069
Current liabilities	17,967	19,951	1,888	2,022
Noncurrent liabilities	3,158	17,189	—	—
Equity	150,801	133,787	42,346	45,047
Investment interest – %	23.03	23.03	35.77	35.77
Investment book value	34,725	30,812	15,146	16,113

	Dona Francisca			Foz do Chopim
	12.31.2024	12.31.2023	12.31.2022	12.31.2024	12.31.2023	12.31.2022
STATEMENT OF INCOME
Net operating revenue	66,349	66,166	66,163	53,431	60,593	77,779
Depreciation and amortization	(8,812)	(11,026)	(11,646)	(2,692)	(2,634)	(2,957)
Other operating costs and expenses	(30,460)	(25,884)	(21,814)	(8,967)	(9,610)	(15,707)
Financial results	(1,281)	(3,456)	(5,172)	394	207	449
Income tax and social contribution	(2,549)	(2,557)	(3,009)	(1,820)	(2,009)	(2,617)
Net income	23,247	23,243	24,522	40,346	46,547	56,947
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	23,247	23,243	24,522	40,346	46,547	56,947
On December 31, 2024, Copel's share in the contingent liabilities of its Associates amounted to R$7,465 (R$2,947 on December 31, 2023).
15. Property, Plant and Equipment
15.1. Property, plant and equipment by asset class

	Cost	Accumulated depreciation	12.31.2024	Cost	Accumulated depreciation	12.31.2023
In service
Reservoirs, dams and aqueducts	6,869,100	(4,885,663)	1,983,437	8,201,193	(5,068,855)	3,132,338
Machinery and equipment	8,745,054	(3,206,049)	5,539,005	9,790,697	(3,087,977)	6,702,720
Buildings	1,398,552	(933,130)	465,422	2,009,061	(1,176,398)	832,663
Land	388,270	(58,358)	329,912	499,020	(69,256)	429,764
Vehicles	12,811	(10,673)	2,138	13,056	(11,120)	1,936
Furniture and fixtures	12,449	(6,880)	5,569	14,296	(8,570)	5,726
(-) Impairment (15.4)	—	—	—	(674,077)	—	(674,077)
(-) Special Obligations	(19,223)	681	(18,542)	(6,877)	510	(6,367)
	17,407,013	(9,100,072)	8,306,941	19,846,369	(9,421,666)	10,424,703

In progress
Cost	224,635	—	224,635	415,597	—	415,597
(-) Impairment (15.4)	(14,879)	—	(14,879)	(14,879)	—	(14,879)
	209,756	—	209,756	400,718	—	400,718
	17,616,769	(9,100,072)	8,516,697	20,247,087	(9,421,666)	10,825,421

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.2. Changes in property, plant and equipment

	Balance as of January 1, 2024	Additions / Impairment	Depreciation	Write-offs or disposal	Transfers	Reclassification (a)	Balance as of December 31, 2024
In service
Reservoirs, dams and aqueducts	3,132,338	—	(137,424)	(2,852)	13,078	(1,021,703)	1,983,437
Machinery and equipment	6,702,720	29,258	(388,447)	(6,992)	196,068	(993,602)	5,539,005
Buildings	832,663	—	(35,563)	(13,341)	32,125	(350,462)	465,422
Land	429,764	—	(12,027)	(7,272)	16,337	(96,890)	329,912
Vehicles	1,936	—	(489)	(8)	701	(2)	2,138
Furniture and fixtures	5,726	—	(549)	(287)	948	(269)	5,569
(-) Impairment (15.4)	(674,077)	(27,755)	—	—	—	701,832	—
(-) Special Obligations	(6,367)	—	470	—	(12,703)	58	(18,542)
	10,424,703	1,503	(574,029)	(30,752)	246,554	(1,761,038)	8,306,941
In progress
Cost	415,597	142,584	—	(1,482)	(244,677)	(87,387)	224,635
(-) Impairment (15.4)	(14,879)	—	—	—	—	—	(14,879)
	400,718	142,584	—	(1,482)	(244,677)	(87,387)	209,756
	10,825,421	144,087	(574,029)	(32,234)	1,877	(1,848,425)	8,516,697
(a) Reclassification to Assets classified as held for sale (Note 37).

	Balance as of January 1, 2023	Additions / Impairment	Depreciation	Write-offs or disposal	Transfers	Business combination effects	Reclassification (a)	Balance as of December 31, 2023
In service
Reservoirs, dams and aqueducts	3,274,774	—	(142,902)	(14)	480	—	—	3,132,338
Machinery and equipment	5,890,366	—	(389,646)	(2,475)	283,777	1,139,428	(218,730)	6,702,720
Buildings	841,252	—	(36,707)	(517)	37,804	—	(9,169)	832,663
Land	451,524	—	(10,173)	(647)	4,109	—	(15,049)	429,764
Vehicles	2,342	—	(458)	(1)	53	—	—	1,936
Furniture and fixtures	6,136	—	(603)	(393)	689	5	(108)	5,726
(-) Impairment (15.4)	(785,205)	174,500	—	—	(171,504)	—	108,132	(674,077)
(-) Special Obligations	(418)	—	246	—	(6,297)	—	102	(6,367)
	9,680,771	174,500	(580,243)	(4,047)	149,111	1,139,433	(134,822)	10,424,703
In progress
Cost	575,080	162,540	—	(6,411)	(321,101)	47,675	(42,186)	415,597
(-) Impairment (15.4)	(186,383)	—	—	—	171,504	—	—	(14,879)
	388,697	162,540	—	(6,411)	(149,597)	47,675	(42,186)	400,718
	10,069,468	337,040	(580,243)	(10,458)	(486)	1,187,108	(177,008)	10,825,421
(a) Reclassification to Assets classified as held for sale (Note 37)
During the construction phase, loans, financing and debentures costs are capitalized. In 2024, these costs totaled R$2,820, at an average rate of 0.049% p.a. (R$2,355, at an average rate of 0.051% p.a., in 2023) at Copel GeT, and R$1,373 at an average rate of 1.97% p.a. at Copel SER (started in 2024).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

15.3. Joint operations - consortiums
The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2024	12.31.2023
HPP Gov. Jayme Canet Júnior (Mauá)	51.0%
In service			860,522	859,888
(-) Accumulated depreciation		2.74%	(336,843)	(313,253)
In progress			18,112	20,447
			541,791	567,082
HPP Baixo Iguaçu	30.0%
In service			701,346	697,225
(-) Accumulated depreciation		3.30%	(132,481)	(110,039)
In progress			34,433	42,989
			603,298	630,175
			1,145,089	1,197,257
15.4. Impairment of generation segment assets
The cash-generating units in the electricity generation segment are tested based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in IAS 36 and the measurement of value in use. The Company treats each of its generation projects as an independent cash-generating unit.
The calculation of the value in use is based on discounted operating cash flows discounted over the duration of concessions, while maintaining the Company's current commercial conditions. The rate used to discount the cash flows is defined and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation segment, considering usual market parameters.
Internal references such as the budget approved by the Company, historical or past data, and the updating of the timeframe for work and the amount of investments for projects in progress support the design of assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows.
Several assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.
In general, the tests considered the following assumptions:
•Growth compatible with historical data and perspective for the Brazilian economy growth;
•Tax discount rates specific for each type of source tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
•Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
•Expenses broken into cash generating units, projected in view of the budget approved by the Company; and
•Updating of regulatory charges.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below shows the changes in the impairment:

	Balance as of January 1, 2023	Impairment / Reversal	Transfer	Balance as of December 31, 2023	Impairment / Reversal	Reclassification	Balance as of December 31, 2024
In service
HPP Colíder	(632,559)	133,653	—	(498,906)	—	498,906	—
UEGA	(108,132)	108,132	—	—	—	—	—
Power plants in Paraná	(44,514)	40,847	(171,504)	(175,171)	(27,755)	202,926	—
	(785,205)	282,632	(171,504)	(674,077)	(27,755)	701,832	—
In progress
Consórcio Tapajós (a)	(14,879)	—	—	(14,879)	—	—	(14,879)
Power plants in Paraná	(171,504)	—	171,504	—	—	—	—
	(186,383)	—	171,504	(14,879)	—	—	(14,879)
	(971,588)	282,632	—	(688,956)	(27,755)	701,832	(14,879)
(a) Project under development
In 2024, the only impairment and reclassification presented refers to the plants in the process of divestment, as detailed in Note 37.
In 2023, UEGA's impairment reversal was due to the divestment process (Note 37). For Copel's plants, no impairment indicators were found in 2023, with the exception of the Colíder HPP and the Paraná plants which, after a review of the assumptions at the time, mainly due to improved revenue estimates, lower operating costs, and a reduction in the discount rate, recorded a partial reversal of the impairment balance. On December 31, 2023, the recoverability tests considered the real and after-tax rates. The real and pre-tax discount rate ranged from 5.03% p.a. to 15.54% p.a..
Cash generating units that do not show reversal or provision for impairment
The plants that did not suffer impairment have a recoverable value greater than the book value of the property, plant and equipment assets. The following table presents the percentage in which the recoverable value (“RV”) exceeds the book value (“BV”) of the assets and demonstrates the sensitivity analysis by increasing the real discount rate after tax by 5% and 10% to assess the risk of impairment of each plant.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Cash-generating units	Discount rate	RV/BV-1	RV/BV-1 (5% Variation)	RV/BV-1 (10% Variation)	Impairment Risk
Wind power Assets
São Bento Complex (a)	8.17%	85.98%	81.73%	77.66%	—
Brisa I Complex (b)	8.17%	76.93%	72.69%	68.61%	—
Brisa II Complex (c)	8.17%	70.38%	65.45%	60.73%	—
Bento Miguel Complex (d)	8.17%	49.46%	45.05%	40.87%	—
Cutia Complex (e)	8.17%	39.32%	35.53%	31.92%	—
Jandaíra Complex (f)	5.29%	43.28%	39.34%	35.58%	—
Vilas Complex (g)	4.94%	59.50%	54.94%	50.57%	—
Aventura Complex (h)	4.66%	47.92%	43.97%	40.17%	—
Santa Rosa e Mundo Novo Complex (i)	4.66%	151.84%	145.11%	138.65%	—
Hydric Assets
Foz do Areia	5.43%	78.05%	72.30%	66.81%	—
Segredo	5.43%	54.22%	49.51%	45.01%	—
Caxias	5.43%	52.17%	47.62%	43.27%	—
Baixo Iguaçu	5.43%	3.52%	1.05%	-1.33%	8,189
Mauá	5.43%	126.24%	121.53%	116.98%	—
Bela Vista	7.66%	96.08%	89.39%	83.08%	—
Elejor	8.00%	27.83%	24.65%	21.59%	—
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
(d) São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.
(h) Aventura II, Aventura III, Aventura IV, Aventura V wind farms.
(i) Santa Rosa e Mundo Novo - SRMN: SRMN I, SRMN II, SRMN III, SRMN IV e SRMN V wind farms.
15.5. Depreciation rates

Depreciation rates (%)	12.31.2024	12.31.2023	12.31.2022
Average generation segment rates
General equipment	6.06	6.24	6.25
Machinery and equipment	3.29	3.87	3.68
Generations	3.40	3.42	3.42
Reservoirs, dams and ducts	2.26	2.64	2.67
Hydraulic turbines	2.77	2.88	2.89
Wind power plant unit	4.85	4.94	4.94
Buildings	2.79	3.05	3.07
Average rates for central government assets
Buildings	3.34	3.33	3.33
Machinery and office equipment	12.07	6.25	6.25
Furniture and fixtures	6.26	6.27	6.25
Vehicles	14.29	14.29	14.29
For all plants under the Independent Energy Production (“PIE”) exploration regime, all assets linked to hydroelectric and wind power generation plants are depreciated and/or amortized on a straight-line basis. This is done at the higher of the rate determined by the useful life of each asset or the rate calculated based on the concession term of each plant, no residual value at the end of the concession/authorization term. This practice does not apply only to the Derivação do Rio Jordão hydroelectric generation plant, since the concession contract guarantees the right to compensation at the end of the concession term.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In view of the renewal of the concessions detailed in Note 1, Management made a judgment regarding the regulatory aspects of the renewed contracts to conclude that the previously existing assets, in the amount of R$1,902,935, should remain recorded in Property, Plant and Equipment. In addition, it was necessary to reassess the estimated useful life of the existing assets of the Foz do Areia, Segredo and Salto Caxias plants. The change in accounting estimate was treated prospectively, and the impact on the result, compared to the depreciation that would be recorded if the concessions were not renewed, is an increase in total depreciation of R$1,044 in 2024, approximately R$17 million per year until 2028, R$530,126 from 2029 to 2038 and R$564,768 from 2039 to 2054.
16. Intangible assets

	12.31.2024	12.31.2023
Concession agreement – distribution of electricity (16.1)	9,788,358	8,317,327
Generation concession agreements/ authorization (16.2)	6,775,081	2,801,702
Others (16.3)	60,171	51,060
	16,623,610	11,170,089
Management did not identify indicatives impairment of intangible assets.

16.1. Power distribution service concession

	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2023	10,033,251	(2,775,424)	7,257,827
Transfers from contract assets (Note 10.1)	1,888,949	(273,071)	1,615,878
Other transfers	3	—	3
Amortization quotas - concession (a)	(641,536)	163,877	(477,659)
Write-offs or disposal	(78,722)	—	(78,722)
Balance as of December 31, 2023	11,201,945	(2,884,618)	8,317,327
Transfers from contract assets (Note 10.1)	2,303,950	(200,428)	2,103,522
Transfers to other receivables	15	—	15
Amortization quotas – concession (a)	(732,351)	175,489	(556,862)
Write-offs or disposal	(75,644)	—	(75,644)
Balance as of December 31, 2024	12,697,915	(2,909,557)	9,788,358

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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

16.2. Generation concession agreements

	Concession contract (a)		Concession and authorization rights/goodwill	Total
	in service	in progress
Balance as of January 1, 2023	1,530,777	—	721,838	2,252,615
Effect of acquisition of control	—	—	614,958	614,958
Technical goodw ill arising from the business combination	—	—	204,443	204,443
ANEEL grant - use of public property	—	894	—	894
Amortization quotas - concession and authorization (a)	(228,513)	—	(42,695)	(271,208)
Capitalizations for intangible in service	894	(894)	—	—
Balance as of December 31, 2023	1,303,158	—	1,498,544	2,801,702
Grant Bonus (Note 1)	4,073,915	—	—	4,073,915
ANEEL grant – use of public property (Note 1)	205,201	—	—	205,201
Amortization quotas – concession and authorization (a)	(230,680)	—	(44,383)	(275,063)
(-) Reclassification (b)	(30,674)	—	—	(30,674)
Balance as of December 31, 2024	5,320,920	—	1,454,161	6,775,081
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Reclassification to Assets classified as held for sale (Note 37).
Considering the renewal of the concessions detailed in Note 1, the value of the grant bonus was recorded, which will be amortized over the term of the concessions, which is 30 years. In addition, for the assets of the 3 plants that were already recorded in intangible assets, it was necessary to reassess the estimated useful life. The change in estimate was treated prospectively and the impact on the result, compared to the amortization that would be recorded if the concessions were not renewed, is a reduction in total amortization of R$19,068 in 2024, approximately R$66 million per year until 2028, R$239,179 from 2029 to 2033 and an increase of R$522,557 from 2034 to 2054.
16.3. Other intangible assets

	In service	In progress	Total
Balance as of January 1, 2023	12,848	28,330	41,178
Effect of business combination	4	—	4
Acquisitions	37	13,351	13,388
Transfers from property, plant and equipment	4,570	—	4,570
Capitalizations for intangible in service	14,555	(14,555)	—
Amortization quotas (a)	(8,040)	—	(8,040)
Write-offs or disposal	—	(6)	(6)
(-) Reclassification (b)	(34)	—	(34)
Balance as of December 31, 2023	23,940	27,120	51,060
Acquisitions	—	24,371	24,371
Transfers from property, plant and equipment	—	(3,339)	(3,339)
Transfers from contract assets	—	52	52
Capitalizations for intangible in service	10,929	(10,929)	—
Amortization quotas (a)	(8,720)	—	(8,720)
Write-offs or disposal	—	(539)	(539)
(-) Reclassification (b)	(277)	(2,437)	(2,714)
Balance as of December 31, 2024	25,872	34,299	60,171
(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 37).
Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

17. Payroll, Social Charges and Accruals

	12.31.2024	12.31.2023
Social security liabilities
Taxes and social contribution	33,281	46,831
Social security charges	9,753	15,700
	43,034	62,531
Labor liabilities
Payroll, net	17,540	27
Vacation	54,854	81,253
Provisions for performance and profit sharing	187,080	173,663
Voluntary dismissal program (Note 17.1)	109,028	610,057
Other liabilities	23	7
	368,525	865,007
	411,559	927,538
Current	411,102	927,538
Noncurrent	457	—
17.1. Voluntary Dismissal Program - PDV
Of the total number of employees who joined the PDV instituted on August 24, 2023, 1,285 left the company by December 31, 2024, and the rest will leave the company until August 2025.
18. Accounts Payable to Suppliers

	12.31.2024	12.31.2023
Energy power	1,525,681	1,284,191
Materials and supplies	564,368	638,025
Charges for use of grid system	376,754	363,357
	2,466,803	2,285,573
Current	2,324,423	2,154,430
Noncurrent	142,380	131,143

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19. Loans and Financing

Company	Contracts	Guarantees (b)	12.31.2024	12.31.2023
Copel GET	Itaú Unibanco S.A	Personal guarantee	1,036,260	1,039,097
	Banco do Brasil - BNDES Transfer	Revenue from energy sales from the plant.	37,507	49,263
	BNDES	Revenue from energy sales from the plant; revenue from energy transmission services; assignment of receivables	597,912	1,206,251
			1,671,679	2,294,611
Copel DIS	Banco do Brasil (a)	Personal guarantee	751,522	751,096
	Caixa Econômica Federal	Own revenue; issue of promissory notes and commercial duplicates.	3,831	5,748
	BNDES	Surety of Copel; assignment of revenues and indemnity rights under the concession.	—	3,919
			755,353	760,763
Jandaíra Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	178,407	191,532
Vilas Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	505,155	524,162
Aventura Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	313,777	324,309
SRMN Wind Complex	Banco do Nordeste do Brasil	Bank guarantee	531,766	544,563
Brisa Wind Complex	BNDES	Surety of Copel; pledge of shares; assignment of receivables and revenues.	56,551	63,572
São Bento Wind Complex	BNDES	Pledge of shares; assignment of receivables from energy sales; assignment of machinery and equipment.	116,679	136,448
Cutia	BNDES	Assignment of receivables; 100% of pledged shares.	497,199	521,972
Costa Oeste	BNDES	Assignment of receivables; 100% of pledged shares.	8,657	10,778
Marumbi	BNDES	Assignment of receivables; 100% of pledged shares.	11,972	15,267
		Gross debt	4,647,195	5,387,977
		(-) Transaction cost	(28,401)	(44,760)
		Net debt	4,618,794	5,343,217
		Current	1,231,205	675,980
		Noncurrent	3,387,589	4,667,237
(a) In December 2024, the addendum to the Bank Credit Note issued by Copel DIS in favor of Banco do Brasil was formalized, defining the remuneration rate at CDI + 1.08% p.a. and changing the final maturity date to June 2028.
(b) For all contracts, except for the Banco do Brasil loan from Copel DIS, there is a surety guarantee from Copel or Copel GET.
The average debt cost is disclosed in Note 32.3.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

19.1. Maturity of noncurrent installments

12.31.2024	Gross debt	(-) Transaction cost	Net debt
2026	193,613	(2,527)	191,086
2027	572,461	(2,529)	569,932
2028	558,002	(2,292)	555,710
2029	184,589	(2,058)	182,531
2030	179,263	(2,012)	177,251
After 2030	1,723,051	(11,972)	1,711,079
	3,410,979	(23,390)	3,387,589
19.2. Changes in loans and financing

Total
Balance as of January 1, 2023	4,650,363
Effect of acquisition of control of Vilas Complex	875,738
Funding	45,325
(-) Transaction costs (a)	(6,886)
Charges	525,598
Monetary and exchange variations	35,184
Amortization – principal	(260,971)
Payment – charges	(521,134)
Balance as of December 31, 2023	5,343,217
Funding	5,051
(-) Transaction costs	(1,693)
Charges	481,768
Monetary and exchange variations	31,156
Amortization – principal	(261,753)
Payment – charges	(471,276)
Reclassification (b)	(507,676)
Balance as of December 31, 2024	4,618,794

(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation.
(b) The balance was reclassified to Liabilities classified as held for sale (Note 37).
19.3. Covenants
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
On December 31, 2024, all the agreed contractual indicators and conditions were fully met. Under the Cutia Wind Complex financing agreement, the Company was granted authorisation by BNDES AEC/DEENE2 No. 49/2024 on December 23, 2024 to temporarily replace the current ICSD (Debt service coverage ratio) calculation procedure with the calculation of the ICSD and Leverage Index (Net debt / EBITDA) based on the consolidated financial statements of Companhia Paranaense de Energia - Copel, until 2029.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem nº 820989.1 – Mauá	EBITDA / Net financial results	≥ 1,3
Banco do Brasil nº 21/02000-0 – Mauá
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated EBITDA	≥ 1,5 ≤ 3,5
Cutia	BNDES Finem nº 18204611
Santa Maria	BNDES Finem nº 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Costa Oeste	BNDES Finem nº 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem nº 14205851	Debt service coverage ratio	≥ 1,3
Financing for businesses – Finem
20. Debentures

	Issue	Guarantee (a)	12.31.2024	12.31.2023
Company
Copel GeT	5ª	Personal guarantee	82,619	157,327
	6ª		276,193	687,405
	7ª		1,598,771	1,579,711
	8ª		1,386,822	1,382,891
	9ª		1,637,685	–
			4,982,090	3,807,334
Copel DIS	5ª	Personal guarantee	678,738	647,092
	6ª		1,620,153	1,590,262
	7ª		1,397,531	1,535,469
	8ª		1,206,459	1,607,404
	9ª		2,306,826	–
			7,209,707	5,380,227
Complexo Brisa	2ª	Real and personal guarantee and pledge of Copel GeT shares	183,225	200,890
Copel Serviços	1ª	Personal guarantee	71,247	–
Cutia	1ª	Real and personal guarantee and pledge of Copel GeT shares	327,685	349,555
		Gross debt	12,773,954	9,738,006
		(-) Transaction cost	(146,589)	(118,900)
		Net debt	12,627,365	9,619,106
		Current	2,025,110	1,225,649
		Noncurrent	10,602,255	8,393,457
(a) Copel is the intervening guarantor of all emissions presented in the table.
The average debt cost is disclosed in Note 32.3.
On 5 May 2024, Copel Serviços issued its 1st simple debenture in a single series, non-convertible into shares, amounting to R$70,000, with Copel as intervening guarantor, intended for cash reinforcement, wicth a maturity date of 5 May 2031 and remunerated at CDI + 1.2%.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On 15 May 2024, Copel DIS issued the 9th simple debentures, in two series, non-convertible into shares, amounting to R$2,250,000, with Copel as intervening guarantor. The 1st serie is intended to reinforce working capital, amortize the principal and/or redeem the 7th and 8th debenture issues, matures on 15 May 2031 and pays CDI + 0.6%. The 2nd seris, intended for investments in expansion, renovation or improvement and/or reimbursement of costs of the electricity distribution network, matures on May 15, 2036 and bears interest at IPCA + 6.2831%.
Copel GeT issued the 9th issue of simple debentures on October 15, 2024, non-convertible into shares, with Copel as intervening guarantor. These debentures are not convertible into shares and Copel is acting as guarantor, in three series, in the amounts of R$800,000, R$500,000 and R$300,000. The remuneration corresponds to the accumulated variation of the DI plus 0.52% p.a., 0.65% p.a. and 0.95% p.a. and the maturity is 5, 7 and 10 years in each series, respectively.
20.1. Maturity of noncurrent installments

12.31.2024	Gross debt	(-) Transaction cost	Net debt
2026	2,214,018	(25,094)	2,188,924
2027	1,409,332	(17,415)	1,391,917
2028	742,135	(14,311)	727,824
2029	1,497,833	(14,027)	1,483,806
2030	1,746,751	(13,268)	1,733,483
After 2030	3,107,274	(30,973)	3,076,301
	10,717,343	(115,088)	10,602,255
20.2. Changes in debentures

Total
Balance as of January 1, 2023	7,803,855
Funding	3,195,000
(-) Transaction costs (a)	(61,632)
Charges and monetary variations	1,316,462
Payment – principal	(1,212,347)
Payment – charges	(1,138,030)
Reclassification (b)	(284,202)
Balance as of December 31, 2023	9,619,106
Funding	3,920,000
(-) Transaction costs	(60,623)
Charges and monetary variations	1,339,067
Payment – principal	(1,135,225)
Payment – charges	(1,114,064)
Reclassification (b)	59,104
Balance as of December 31, 2024	12,627,365
(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation.
(b) Reclassification to Liabilities classified as held for sale (Note 37).
20.3. Covenants
The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to request consent from the debenture holders or to declaration of early maturity of the debts.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2024, all financial indicators measured annually were fully complied, with the exception of the subsidiaries Asa Branca I, Asa Branca II, Asa Branca III, Ventos de Santo Uriel and Nova Eurus IV, which were exempt from complying with the ICSD in 2024, in accordance with BNDES letter AEC/DEENE2 No. 51/2024. In the context of the 1st Issue of Debentures of the Cutia Wind Complex, the Company received authorization on December 23, 2024, in accordance with the Minutes of the General Meeting of Debenture Holders (“AGD”), to temporarily replace the current ICSD calculation procedure with a calculation based on the consolidated financial statements of Companhia Paranaense de Energia - Copel until 2029. After considering the above, all agreed indicators and conditions were met at December 31, 2024.
The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	5th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio (a)	≤ 3,5 ≥ 1,5
6th issue of Debentures
7th issue of Debentures
8th issue of Debentures
9th issue of Debentures
Copel DIS	5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
8th issue of Debentures
9th issue of Debentures
Copel Serviços	1th issue of Debentures
Cutia	1th issue of Debentures	Debt service coverage ratio (a)	≥ 1,2
Nova Asa Branca I	2nd issue of Debentures	Debt service coverage ratio	≥ 1,3
Nova Asa Branca II
Nova Asa Branca III
Nova Eurus IV
Ventos de Santo Uriel
(a) Indicator calculated with the values from Copel’s consolidated financial statement.
21. Post-employment Benefits
The company sponsors pension plans for supplementary retirement and pension benefits and a health and dental care plan for its active employees and their legal dependents. The lifetime sponsorship of the Assistance Plan for retirees, pensioners and legal dependents only applies to participants in the Prosaúde II Plan. Fundação Copel de Previdência e Assistência is the entity that administers these plans.
21.1. Pension plan and Assistance Plan
The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.
The Plan III is a Defined Contribution plan - CD in the contributory phase and, after retirement, it becomes a Defined Benefit plan - BD.
Plan IV, the only plan available to new participants, is a Defined Contribution plan - DC in which the entity's legal or constructive obligation is limited to the amount it agrees to contribute to the fund. Therefore, the amount of the post-employment benefit received by the employee must be determined by the amount of contributions paid by the sponsoring entity and also by the employee, together with the return on investments resulting from the contributions. Consequently, the actuarial risk (the risk that the benefits will be lower than expected) and the investment risk (the risk that the assets invested will be insufficient to cover the expected benefits) are the responsibility of the employee.
The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in ProSaúde II and ProSaúde III Assistance plans regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the ProSaúde II plan.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.2. Statement of financial position and statement of income
Amounts recognized in liabilities, under post-employment benefits, are summarized below:

	12.31.2024	12.31.2023
Pension plans	340	426
Healthcare plans	1,158,369	1,483,817
	1,158,709	1,484,243
Current	95,383	85,833
Noncurrent	1,063,326	1,398,410
Amounts recognized in the statement of income (Note 29) are shown below:

	12.31.2024	12.31.2023	12.31.2022
Employees
Pension plans	48,087	55,320	52,980
Healthcare plan – post employment	134,044	128,652	138,921
Healthcare plan – active employees	75,412	74,546	66,912
	257,543	258,518	258,813
Management
Pension plans	1,595	1,441	1,236
Healthcare plan	214	200	148
	1,809	1,641	1,384
	259,352	260,159	260,197
21.3. Changes in post-employment benefits

Balance as of January 1, 2023	1,070,037
Appropriation of actuarial calculation	128,652
Appropriation of pension and healthcare contributions	139,701
Adjustment related to actuarial (gains) losses	379,126
Amortizations	(225,421)
Reclassification (a)	(7,852)
Balance as of December 31, 2023	1,484,243
Appropriation of actuarial calculation	134,044
Appropriation of pension and healthcare contributions	123,667
Adjustment related to actuarial (gains) losses	(363,465)
Amortizations	(219,780)
Balance as of December 31, 2024	1,158,709
(a) The balance was reclassified to Liabilities classified as held for sale (Note 37).
21.4. Actuarial valuation
21.4.1. Actuarial assumptions
The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated		2024	2023
	Real	Nominal	Real	Nominal
Economic
Inflation p.a.	—	3.50%	—	3.00%
Expected rate of discount/return p.a.
Unified Plan - Defined Benefit	7.66%	11.42%	5.33%	8.49%
Unified Plan - Balance	7.40%	11.15%	5.36%	8.52%
Plan III	7.36%	11.12%	5.37%	8.53%
Assistance Plan	7.44%	11.20%	5.48%	8.64%
Salary growth/medical costs
Unified Plan p.a.	1.00%	4.54%	1.00%	4.03%
Plan III p.a.	1.00%	4.54%	1.00%	4.03%
Assistance Plan - Aging Factor	3.30%	—	3.30%	—
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927
21.4.2. Number of participants and beneficiaries

Consolidated	Social Security Plans
	Unified Plan		Plan III		Assistance Plan
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Number of active participants	4	10	4,501	5,806	4,302	5,687
Number of Inactive participants	4,013	4,115	6,357	5,379	9,686	8,857
Number of dependent people	—	—	—	—	10,526	19,925
Total	4,017	4,125	10,858	11,185	24,514	34,469
21.4.3. Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

Consolidated	Unified Plan	Plan III
As of December 31, 2024
Retired participants	12.13	22.17
Pensioner participants	13.99	24.67
As of December 31, 2023
Retired participants	12.73	21.35
Pensioner participants	13.99	24.67
The average age of inactive participants of the healthcare and pension plans is 68.01 and 68.33 years, respectively.
21.4.4. Actuarial evaluation
As of December 31, 2024, the Unified Plan and Plan III demonstrated a surplus. However, according to current legislation, the company is not permitted to record assets on its balance sheet.

	Unified Plan	Plan III	Assistance Plan	12.31.2024	12.31.2023
Total liabilities or partially covered	5,468,000	3,947,761	1,348,296	10,764,057	11,893,783
Fair value of the plan assets	(6,324,954)	(4,351,451)	(189,928)	(10,866,333)	(11,289,509)
Plan coverage status	(856,954)	(403,690)	1,158,368	(102,276)	604,274
Unrecognized asset	856,954	403,690	—	1,260,644	879,543
	—	—	1,158,368	1,158,368	1,483,817
The adjustments to assistance plan liabilities, as outlined in the actuarial report, are presented in the Statement of Comprehensive Income.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

21.4.5. Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2023	6,029,530	3,457,537	1,234,771
Cost of services	16,650	6,343	6,878
Cost of interest	700,272	397,091	141,877
Benefits paid	(539,728)	(272,585)	(55,014)
Actuarial (gain) losses	210,135	251,260	338,499
Discontinued Operations balance adjustments	(774)	(19,635)	(9,324)
Present value of net actuarial obligations as of December 31, 2023	6,416,085	3,820,011	1,657,687
Cost of services	(3,150)	1,548	8,100
Cost of interest	522,986	314,125	140,973
Benefits paid	(559,530)	(336,775)	(96,036)
Actuarial (gain) losses	(908,391)	148,852	(362,428)
Present value of net actuarial obligations as of December 31, 2024	5,468,000	3,947,761	1,348,296
21.4.6. Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2023	6,625,377	3,531,958	165,683
Return estimated for assets	769,613	410,062	18,629
Contributions and distributions	23,868	9,709	54,782
Benefits paid	(539,728)	(272,584)	(54,782)
Actuarial gain (losses)	333,728	244,140	(10,442)
Discontinued Operations balance adjustments	(843)	(19,661)	—
Fair value of the Plan's assets as of December 31, 2023	7,212,015	3,903,624	173,870
Return estimated for assets	591,774	321,633	15,030
Contributions and distributions	30,541	6,018	96,036
Benefits paid	(559,530)	(336,775)	(96,036)
Actuarial gain (losses)	(949,846)	456,951	1,028
Fair value of the Plan's assets as of December 31, 2024	6,324,954	4,351,451	189,928
21.4.7. Estimated costs
The estimated net periodic plan costs (income) for 2025 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	(28,169)	(1,346)	7,636
Estimated cost of interest	683,706	465,275	148,020
Expected return on plan assets	(685,596)	(465,632)	(21,273)
Costs (income or loss)	(30,059)	(1,703)	134,383
In view of the current surplus of pension plans, the Company will not record the estimated revenues and costs presented in the table above for the Unified Plan and Plan III, in accordance with legislation that does not allow for reductions in contributions or reimbursements to the Company.
21.4.8. Sensitivity analysis
The table below presents the balance of the obligations and service cost of the pension and assistance plans, along with the impact of changes in significant actuarial assumptions.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated	Projected scenarios
	Increase by 0.5%	Decrease in 0.5%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	9,055,963	9,803,748
Impacts on the obligations of healthcare program	1,264,862	1,440,977
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1,443,086	1,262,556
Impact on cost of service for the following financial year of healthcare program	7,936	5,955
Sensitivity of the service cost
Impacts on the obligations of the pension	1,389	1,935
Impacts on the obligations of healthcare program	5,993	7,894
21.4.9. Benefits payable
The estimated benefits to be paid in subsequent fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2025	559,776	341,601	54,921	956,298
2026	570,406	351,612	62,364	984,382
2027	581,018	361,682	70,174	1,012,874
2028	590,076	371,732	78,614	1,040,422
2029	598,035	381,744	88,002	1,067,781
2030 a 2054	12,470,035	11,207,174	5,686,213	29,363,422
21.4.10. Asset allocation and investment strategy
The table below illustrates the asset allocation for the pension and assistance plans as of the end of this year and the target for next year.

Consolidated	Goal for 2025 (a)	2024
Fixed income	84.3%	80.4%
Variable income	3.0%	4.8%
Loans	1.3%	1.3%
Real estate	2.4%	3.7%
Investment structuring	7.0%	8.3%
Investments abroad	2.0%	1.5%
	100.0%	100.0%
(a) Target based on the total investment of each plan.
In addition, information on the allocation of assets of pension plans sponsored by the Company:

Consolidated	Unified Plan		Plan III
	target for 2025	minimum (%)	target for 2025	minimum (%)
Fixed income	88.0%	80.0%	81.0%	72.0%
Variable income	2.0%	0.5%	4.0%	2.0%
Loans	0.5%	0.0%	2.0%	2.0%
Real estate	2.5%	2.5%	2.0%	1.0%
Investment structuring	7.0%	3.5%	9.0%	7.0%
Investments abroad	0.0%	0.0%	2.0%	1.0%
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.
21.4.11. Additional information
Contributions to Plan III (variable contribution plan) for all active employees totaled R$64,825 in 2024 (R$70,203 in 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

22. Research and Development and Energy Efficiency

	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of	Balance as of
				12.31.2024	12.31.2023
Research and Development – R&D
FNDCT	—	7,217	—	7,217	5,781
MME	—	3,608	—	3,608	2,891
R&D	62,948	1,534	44,751	109,233	201,871
	62,948	12,359	44,751	120,058	210,543
Energy efficiency program – EEP
Procel	—	4,322	—	4,322	23,613
EEP	137,832	4,654	153,577	296,063	319,518
	137,832	8,976	153,577	300,385	343,131
	200,780	21,335	198,328	420,443	553,674
			Current	179,149	320,196
			Noncurrent	241,294	233,478

National Fund for Scientific and Technological Development – FNDCT
National Program of Electricity Conservation – Procel
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
22.1. Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2023	6,588	3,314	260,243	11,960	332,653	614,758
Additions	40,011	20,004	40,019	12,200	48,805	161,039
Performance agreement	—	—	—	—	4,420	4,420
Interest rate (Note 30)	—	—	4,938	(547)	21,618	26,009
Transfers (a)	5,802	2,900	1,739	—	—	10,441
Payments	(46,620)	(23,327)	(9,695)	—	(16,450)	(96,092)
Concluded projects	—	—	(87,675)	—	(71,528)	(159,203)
Reclassification (b)	—	—	(7,698)	—	—	(7,698)
Balance as of December 31, 2023	5,781	2,891	201,871	23,613	319,518	553,674
Additions	41,949	20,973	41,960	13,947	55,787	174,616
Performance agreement	—	—	—	—	7,059	7,059
Interest rate (Note 30)	—	—	4,452	1,495	16,103	22,050
Transfers	—	—	—	(4,066)	4,066	—
Payments	(40,513)	(20,256)	(11,252)	(30,667)	(49,116)	(151,804)
Concluded projects	—	—	(127,798)	—	(57,354)	(185,152)
Balance as of December 31, 2024	7,217	3,608	109,233	4,322	296,063	420,443
(a) Transfers to assets - Law No. 14,514/2023
(b) Reclassification to Liabilities classified as held for sale (Note 37).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

23. Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	12.31.2024	12.31.2023
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	06.2049	5.65% a.a.	IPCA	23,733	23,005
HPP Colider (a)	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% a.a.	IPCA	—	31,493
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% a.a.	IPCA	9,686	9,337
HPP Guaricana (a)	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% a.a.	IPCA	—	1,325
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% a.a.	IGPM	861,982	828,695
HPP Salto Caxias	Copel GeT	11.19.2024	11.19.2024	10.2030	8.23% a.a.	IPCA	69,404	—
HPP Segredo	Copel GeT	11.19.2024	11.19.2024	10.2030	8.23% a.a.	IPCA	69,341	—
HPP Foz do Areia	FDA	11.19.2024	11.19.2024	10.2030	8.23% a.a.	IPCA	71,198	—
							1,105,344	893,855
						Current	113,092	101,976
						Noncurrent	992,252	791,879
(a) Reclassification to Liabilities classified as held for sale (Note 37).
Discount rate applied to calculate present value: Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government: Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.
The new concession contracts for the Foz do Areia (FDA), Segredo and Salto Caxias power plants, signed on November 19, 2024, were agreed under the Independent Energy Production (PIE) exploration regime and will have monthly payments for the Use of Public Property (UBP) for five years (Note 1). Therefore, at the time the concession contracts were signed, the obligation was recorded against intangible assets, corresponding to the present value of the cash flow of the estimated future payments.
23.1. Changes in accounts payable related to concession

Balance as of January 1, 2023	937,542
Additions	894
Adjust to present value	(44,021)
Monetary variations	115,176
Payments	(115,736)
Balance as of December 31, 2023	893,855
Additions (Note 16.2)	205,201
Adjustment to present value	54,474
Monetary variations	94,984
Payments	(110,385)
Reclassification (a)	(32,785)
Balance as of December 31, 2024	1,105,344
(a) Reclassification to Liabilities classified as held for sale (Note 37).
23.2. Nominal value and present value of accounts payable related to concessions

	Nominal value	Present value
2025	124,150	113,392
2026	169,574	132,042
2027	169,574	125,761
2028	169,574	120,686
After 2028	1,456,781	613,463
	2,089,653	1,105,344

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24. Right-of-use Asset and Lease Liability
24.1. Right-of-use asset

	Balance as of January 1, 2024	Additions	Amortization	Write-offs	Reclassification (a)	Balance as of December 31, 2024
Real estate	162,614	64,248	(10,909)	(736)	(8,608)	206,609
Vehicles	85,475	81,259	(54,508)	(42,852)	(2,571)	66,803
Equipment	4,511	43,608	(12,548)	—	—	35,571
	252,600	189,115	(77,965)	(43,588)	(11,179)	308,983
(a) Reclassification to Assets classified as held for sale (Note 37)

	Balance as of January 1, 2023	Additions	Amortization	Write-offs	Reclassification (a)	Balance as of December 31, 2023

Real estate	136,489	51,192	(11,874)	(2,737)	(10,456)	162,614
Vehicles	113,018	27,065	(54,082)	—	(526)	85,475
Equipment	11,873	4,629	(11,161)	(323)	(507)	4,511
	261,380	82,886	(77,117)	(3,060)	(11,489)	252,600
(a) Reclassification to Assets classified as held for sale (Note 37)
24.2. Lease liability
24.2.1. Changes in lease liability

Balance as of January 1, 2023	273,756
Additions	82,886
Charges	25,506
Payment – principal	(72,334)
Payment – charges	(25,465)
Write-offs	(2,334)
Reclassification (a)	(11,573)
Balance as of December 31, 2023	270,442
Additions	189,115
Charges	34,089
Payment – principal	(73,287)
Payment – charges	(34,662)
Write-offs or disposal	(48,362)
Reclassification (a)	(8,829)
Balance as of December 31, 2024	328,506
Current	57,502
Noncurrent	271,004
(a) Reclassification to Liabilities classified as held for sale (Note 37).
The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.
24.2.2. Maturity of noncurrent installments

2026	67,373
2027	46,574
2028	31,574
2029	15,032
2030	15,086
After 2030	231,713
Undiscounted amounts	407,352
Imputed interest	(136,348)
Lease liabilities balance	271,004

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

24.2.3. Potential PIS/Cofins recoverable rights
The following is an indicative table of the potential PIS/Cofins right to recover embedded in the lease consideration according to the periods scheduled for payment.

Cash Flows	Nominal value	Present value
Lease consideration	556,791	328,506
Potencial Pis/Cofins	40,956	25,891
24.3. Impact of forecast inflation on discounted cash flows

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	328,506	415,449	26.47%
Right to use assets	308,983	322,474	4.37%
Financial expense	28,560	33,967	18.93%
Amortization expense	77,965	83,268	6.80%
In the measurement and remeasurement of lease liabilities and the right-of-use assets, the discounted cash flow technique is used without considering projected future inflation, in accordance with CPC 06 (R2) / IFRS 16. In view of the unpredictability of long-term interest rates in the Brazilian economic scenario, the Company presents in the table above the comparative balances between the amount recorded in accordance with the standard, and the amount that would be recorded if projected inflation were considered.
24.4. Commitments from leases and rentals

	Less than 1 year	1 to 5 years	Over 5 years	12.31.2024
Commitments from leases and rentals	12,037	51,780	258,708	322,525
For leases of low-value assets, such as computers, printers and furniture, short-term leases, as well as land lease contracts for the development of wind power generation projects, for which payment is made on the basis of variable remuneration, the amounts are recognized in the income statement as operating costs and/or expenses (Note 29.6).
24.5. Receivables from leases

	Less than		Over	Total
	1 year	1 to 5 years	5 years	12.31.2024
Facilities sharing	2,148	8,592	25,443	36,183
25. Other Accounts Payable

	12.31.2024	12.31.2023
Generation deviation – wind projects (Note 32.2.9)	498,666	299,264
Judicial settlement (a)	444,409	—
Payments/returns to consumers	149,432	60,498
Public lighting rate collected	75,288	68,253
Aneel Order No. 084/2017 provision	46,690	42,164
Pledges in guarantee	35,145	43,297
Financial offset for the use of water resources	32,103	31,352
Other liabilities (b)	164,483	140,114
	1,446,216	684,942
Current	1,199,195	537,810
Noncurrent	247,021	147,132
(a) The balance includes the judicial agreement resulting from the arbitral process (Note 25.1).
(b) The balance for 2023 includes the advance received for the UEGA sale transaction, in the amount of R$58,132 in the Consolidated (Note 37).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

25.1. Closure of arbitral proceedings
On January 25, 2024, according to Material Fact 01/24, an agreement was reached involving an arbitration proceeding in which the authors claimed damages against the Company. The process began in 2015 as a result of a dispute related to a term of commitment signed between the authors and Copel in December 2012, which, in accordance with the law, was handled in confidence at the Brazil-Canada Arbitration and Mediation Center. After negotiations between the parties, a settlement was reached with the approval of the arbitral tribunal in the sense of a general and reciprocal discharge between all parties with the definitive closure of the claim.
Copel agreed to pay R$672,000 in two installments. The balance that was recorded as Provision for legal claim was reclassified to Other accounts payable. The first installment in the amount of R$336,000 was paid on January 31, 2024 and the second and final installment, updated by Selic rate, was paid on March 31, 2025. Throughout the arbitration procedure, the Company made its best efforts to refute the requests and mitigate the damages resulting from the decisions that followed until the arbitration award settlement phase and, finally, to reach the best possible agreement while preserving Copel’s interests.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

26. Provisions for Legal Claims and Contingent Liabilities
The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable when the criteria for recognition of provisioning described in Note 4.10 are met.
The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.
26.1. Change in provision for legal claims

		Income
	Balance as of January 1, 2024	Provision for litigations		Construction cost	Monetary restatement	Additions (Reversals) to assets		Transfers/Others (a)	Balance as of December 31, 2024
		Additions	Reversals	Additions			Settlements
Tax
Cofins	133,371	—	—	—	10,460	—	—	—	143,831
Others	75,059	13,588	(9,436)	—	13,263	—	(19,073)	—	73,401
	208,430	13,588	(9,436)	—	23,723	—	(19,073)	—	217,232
Labors	386,639	157,965	(84,258)	—	6,358	—	(159,619)	—	307,085
Employee benefits	37,516	7,951	(1,311)	—	—	—	(3,687)	—	40,469
Civil
Civil and administrative claims	954,667	188,730	(47,880)	—	67,389	(269)	(150,812)	(843,600)	168,225
Easements	114,125	286	(1,977)	(15,308)	—	2,065	(1,220)	—	97,971
Expropriations and property	112,764	528	(2,074)	3,091	200	8,675	(10,198)	(951)	112,035
Customers	2,444	160	(198)	—	(1,365)	—	(135)	—	906
Environmental	4,593	102	(807)	—	(66)	—	—	—	3,822
	1,188,593	189,806	(52,936)	(12,217)	66,158	10,471	(162,365)	(844,551)	382,959
Regulatory	7,738	5,916	(5,034)	—	725	—	(394)	—	8,951
	1,828,916	375,226	(152,975)	(12,217)	96,964	10,471	(345,138)	(844,551)	956,696
Current	336,000								–
Noncurrent	1,492,916								956,696
(a) Reclassification mainly to Other accounts payable (Note 25).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of January 1, 2023	Income				Additions (Reversals) to assets	Settlements	Transfers/Others (a)	Balance as of December 31, 2023
		Provision for litigations		Construction cost	Monetary restatement
		Additions	Reversals	Additions
Tax
Cofins	123,564	—	—	—	9,807	—	—	—	133,371
Others	78,186	9,671	(7,444)	—	(2,452)	—	(15,955)	13,053	75,059
	201,750	9,671	(7,444)	—	7,355	—	(15,955)	13,053	208,430
Labors	536,464	103,916	(65,292)	—	43,877	(91)	(231,859)	(376)	386,639
Employee benefits	30,126	12,234	(4,328)	—	—	—	(516)	—	37,516
Civil
Civil and administrative claims	958,111	124,092	(19,763)	—	26,818	278	(119,067)	(15,802)	954,667
Easements	138,724	1,748	—	(21,596)	—	1,133	(5,884)	—	114,125
Expropriations and property	154,912	6,856	(1,461)	(4,349)	(535)	(42,700)	41	—	112,764
Customers	3,750	319	(1,676)	—	—	—	51	—	2,444
Environmental	5,269	1,264	(1,412)	—	(389)	—	(139)	—	4,593
	1,260,766	134,279	(24,312)	(25,945)	25,894	(41,289)	(124,998)	(15,802)	1,188,593
Regulatory	8,493	83,708	(84,764)	—	589	—	(288)	—	7,738
	2,037,599	343,808	(186,140)	(25,945)	77,715	(41,380)	(373,616)	(3,125)	1,828,916
Current	–								336,000
Noncurrent	2,037,599								1,492,916
(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 37) and recognition of loss in the business combination.
26.2. Details of provisions for legal claims and contingent liabilities
The table below provides a detailed breakdown of the provisions for legal claims recorded, along with the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions for legal claims		Contingent liabilities
	Description	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	143,831	133,371	10,013	9,270
INSS	Tax requirements related to the social security contribution.	21,951	32,053	31,854	118,254
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	25,521	2,328	19,385	40,755
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	488	5,630	28,431	26,986
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	6,108	5,181	199,173	179,974
ISS	City halls tax requirement as ISS on construction services provided by third parties.	307	221	66,010	58,085
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	19,026	29,646	89,332	84,808
		217,232	208,430	444,198	518,132
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	307,085	386,639	293,076	291,768
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	40,469	37,516	10,316	10,724
Regulatory
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	—	—	1,194,489	1,129,202
Colíder exclusion of liability	Discussion on the value of the transmission system usage fee (TUST) and monetary adjustment on energy values related to the period of exclusion of liability.
As a result of the judicial decision that excluded the period of delay in the Colíder HPP construction from the responsibility for the delivery of energy contracted in the Regulated Contracting Environment (ACR), the CCEE proceeded with the credit, valued at the PLD, of the energy previously backed to fulfill the ACR contracts. However, in the event of failure in the legal action, the Company must return the amounts credited, adjusted by the IGPM.
		—	—	351,542	307,285
Other	Aneel's notifications about possible breaches of regulatory standards	8,951	7,738	59,532	45,498
		8,951	7,738	1,605,563	1,481,985
(continued)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Provisions for legal claims		Contingent liabilities
	Description	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	68,123	57,475	16,647	42,373
Arbitration	Arbitration process completed (Note 25.1).	—	672,000	—	—
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	100,100	118,210	254,174	349,602
Indemnification to third parties (civil)	Action for compensation for damages caused by the construction of a power plant. A judicial agreement was reached to end the dispute, through reciprocal concessions and settlements, including payment of compensation and costs of the losing party, in two installments, due in December/24 and June/25. The balance was transferred to other accounts payable (Note 25).	—	106,986	—	104,192
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	97,971	114,125	18,915	24,551
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	112,039	112,764	15,138	22,225
Consumers	Lawsuits seeking compensation for damages caused to household appliances, industrial and commercial machinery, compensation for moral damages resulting from the provision of services (suspension of supply) and lawsuits filed by industrial consumers, questioning the legality of the increase in electricity rates, which occurred during the Cruzado Plan, and seeking reimbursement of the amounts involved.	904	2,442	1,197	1,077
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	3,822	4,591	148,694	226,833
		382,959	1,188,593	454,765	770,853
		956,696	1,828,916	2,807,918	3,073,462

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27. Equity
27.1. Capital
The capital of R$12,821,758 (R$12,821,758 as of December 31, 2023) includes the paid-in share capital of R$12,831,619 less transaction costs in issuing shares registered in 2024, totaling R$9,861.
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
The table below presents the composition of the share capital by shares (without nominal value):

12.31.2024	Number of shares in units
	Common shares		Preferred shares						Total
			Class "A"		Class "B"		Special class
	number of shares	%	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	358,562,509	27.57	–	–	116,081,402	6.91	1	100.00	474,643,912	15.91
BNDESPAR	131,161,562	10.09	–	–	524,646,248	31.24	–	–	655,807,810	21.99
Other shareholders	807,999,429	62.14	3,128,000	100.00	1,035,533,040	61.67	–	–	1,846,660,469	61.91
Treasury	2,623,800	0.20	—	—	3,074,600	0.18	–	–	5,698,400	0.19
	1,300,347,300	100.00	3,128,000	100.00	1,679,335,290	100.00	1	100.00	2,982,810,591	100.00

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.2. Equity valuation adjustments

Balance as of January 1, 2023	593,382
Actuarial liabilities
Post employment benefits	(379,126)
Taxes on adjustments	129,007
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(49,322)
Taxes on adjustments	16,769
Other adjustments
Adjustments on financial assets - subsidiaries	(6,373)
Taxes on other adjustments	2,167
Attributed to non-controlling interest	546
Balance as of December 31, 2023	307,050
Actuarial liabilities
Post employment benefits	363,466
Taxes on adjustments	(123,578)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(50,552)
Taxes on adjustments	17,188
Actuarial gain – realization	4,018
Other adjustments
Gains on financial assets - subsidiaries	(569)
Taxes on other adjustments	243
Attributed to non-controlling interest	142
Balance as of December 31, 2024	517,408
(a) The balance as of December 31, 2023 includes R$1,424 of adjustment to the equity valuation of the discontinued operation. The variation in the equity valuation adjustment of the discontinued operation in 2023 resulting from actuarial liability adjustments was R$1,650. In 2024, there was no change in the equity valuation adjustment of the discontinued operation until the date of completion of the divestment (Note 37).
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
27.3. Legal reserve and profit retention reserve
The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.
The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976, and is constituted on the basis of the Capital Budget proposed by the Board of Directors for resolution by the General Meeting.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.4. Proposed dividend distribution

	12.31.2024	12.31.2023	12.31.2022
Calculation basis for dividends
Net income for the year	2,809,631	2,258,810	1,112,007
Legal Reserve (5%)	(140,482)	(112,941)	(55,600)
Realization of equity evaluation adjustment	33,364	32,553	36,513
	2,702,513	2,178,422	1,092,920
Proposed dividends
Interest on own capital – gross value	883,000	958,000	970,000
Interim dividends	202,110	—	—
Dividends – PNA shares	—	—	258
Additional proposed dividends	1,250,025	131,211	—

Gross value of dividends per class of shares:
Ordinary shares	963,583	454,539	357,961
Class “A” preferred shares	2,552	1,502	1,407
Class “B” preferred shares	1,369,000	633,170	610,890
Gross value of dividends per share (a)
Ordinary shares	0.74182	0.34557	0.33393
Class “A” preferred shares	0.81600	0.48035	0.44976
Class “B” preferred shares	0.81600	0.38012	0.36732

Gross value of dividends per share – Units (b)	—	1.64173	1.86606

(a) Values calculated based on the composition of the share capital on 12.31.2024
(b) The Units program was discontinued in December/2023.
Pursuant to the legal and statutory provisions in force and management’s resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.
On September 11, 2024, Copel's Board of Directors authorized the distribution of interim earnings for the first half of 2024, amounting to R$485,112 paid on November 29, 2024, of which R$202,112 in dividends and R$283,000 in the form of JSCP (Interest on equity). On November 25, 2024, Copel's Board of Directors approved the distribution of dividends in the amount of R$600,000, paid on December 23, 2024, in the form of JSCP. Of this amount, R$485,112 was paid to the income statement for the year and R$114,888 to retained earnings reserves from previous years.
These dividend and JSCP amounts, net of withholding taxes, were allocated to the mandatory dividend for 2024, in accordance with the criteria established in the Company's bylaws. The amount of R$1,250,025 in additional dividends will be proposed at the Annual General Meeting, which will decide on the allocation of the 2024 result. Of this amount, of which R$672,455 will be allocated to the result for the year and R$577,570 to retained earnings reserves from previous years.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

27.5. Earnings per share - basic and diluted

	Continuing operations	Discontinued operations	12.31.2024	Continuing operations	Discontinued operations	12.31.2023	Continuing operations	Discontinued operations	12.31.2022
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	968,042	191,351	1,159,393	863,846	38,574	902,420	455,053	(45,654)	409,399
Class “A” preferred shares	2,564	506	3,070	2,729	116	2,845	1,724	(149)	1,575
Class “B” preferred shares	1,375,335	271,833	1,647,168	1,291,502	62,043	1,353,545	781,042	(80,009)	701,033
	2,345,941	463,690	2,809,631	2,158,077	100,733	2,258,810	1,237,819	(125,812)	1,112,007
Basic and diluted denominator
Weighted average of shares (in units):
Common shares	1,300,316,644	1,300,316,644	1,300,316,644	1,148,504,091	1,148,504,091	1,148,504,091	1,054,090,460	1,054,090,460	1,054,090,460
Class “A” preferred shares	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000
Class “B” preferred shares	1,679,299,366	1,679,299,366	1,679,299,366	1,679,335,291	1,679,335,291	1,679,335,291	1,679,335,290	1,679,335,290	1,679,335,290
	2,982,744,010	2,982,744,010	2,982,744,010	2,830,967,382	2,830,967,382	2,830,967,382	2,736,553,750	2,736,553,750	2,736,553,750
Basic earnings per share attributable to controlling shareholders
Common shares	0.74447	0.14716	0.89163	0.75215	0.03359	0.78574	0.43170	(0.04331)	0.38839
Class “A” preferred shares	0.81978	0.16187	0.98165	0.87237	0.03694	0.90931	0.55106	(0.04763)	0.50343
Class “B” preferred shares	0.81899	0.16187	0.98086	0.76906	0.03694	0.80600	0.46509	(0.04764)	0.41745

Diluting effect ILP program
Common shares	1,945,897	—	1,945,897	—	—	—	—	—	—
Class “A” preferred shares	—	—	—	—	—	—	—	—	—
Class “B” preferred shares	—	—	—	—	—	—	—	—	—
	1,945,897	—	1,945,897	—	—	—	—	—	—

Diluted earnings per share attributable to controlling shareholders (a)
Common shares	0.74335	0.14716	0.89051	0.75215	0.03359	0.78574	0.43170	(0.04331)	0.38839
Class “A” preferred shares	0.81978	0.16187	0.98165	0.87237	0.03694	0.90931	0.55106	(0.04763)	0.50343
Class “B” preferred shares	0.81899	0.16187	0.98087	0.76906	0.03694	0.80600	0.46509	(0.04764)	0.41745
(a) No instruments were excluded from diluted earnings per share on basis of being antidilutive.
27.6. Long-Term Incentive Plan - ILP
On April 22, 2024, the Extraordinary General Meeting approved the “Plan for the Granting of Restricted Shares and Performance Shares” whose objectives are: (i) aligning the compensation of the management and key positions with Copel's long-term objectives; (ii) link part of the compensation to the Company's value generation; (iii) foster a culture of meritocracy and high performance in the Company; and (iv) retain and attract talent that adds value to the Company.
The Plan is managed by the Board of Directors, with support from the People Committee. The members of the Board of Directors - CAD are eligible only to be granted restricted shares and the Directors and Employees are eligible to be granted both restricted shares and restricted shares for performance.
Granting of restricted shares
Within the scope of the Copel Plan, restricted shares may be granted in a number corresponding to up to 0.2% of the Company's share capital. The acquisition of rights occurs after 2 years from the date of granting, in compliance with the terms and conditions set forth in the plan, programs and specific contracts, except for the first grant signed in 2024 for members of the Board of Directors, which has a term equal to the remaining period of the current terms of office.
The shares received by participants are subject to a restriction period, starting from their delivery, for a period defined by the Board of Directors, with a minimum of 2 years for participants who are Board Members. During the restriction period, the participant will be entitled to the proceeds corresponding to the shares, and may also exercise the political rights of the share without any restriction.
As of December 31, 2024, only the restricted share grants detailed in the table below had been signed, and the expense recognized in the income statement for the year against Equity was R$5,595.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Shares granted	Fair value R$ (*)	CAD approval	Granting and start of vesting	Acquisition of rights (vesting date)	Restriction until	Status
397,742	8.12	Aug. 2024	05.02.2024	05.01.2025	05.01.2027	In progress
516,047	7.60	Oct. 2024	05.02.2024	10.25.2025	n/a	In progress
516,050	7.34	Oct. 2024	05.02.2024	10.25.2026	n/a	In progress
516,058	7.02	Oct. 2024	05.02.2024	10.25.2027	n/a	In progress
(*) Calculation method: Price of common shares on the date of grant, adjusted for expected dividends
27.7. Treasury shares
On November 25, 2024, in accordance with Material Fact 09/24, the Board of Directors approved the creation of the first Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of keeping them in treasury, canceling them or selling them, without reducing the Company's share capital, as well as complying with the Performance Shares plan.
In December 2024, the first repurchase of 5,698,400 own shares was made on the [B]³ S.A. - Brasil, Bolsa, Balcão at market price. The total amount paid for the shares was R$50,044, which is shown as a reduction in Equity. The Company has 18 months from the approval of the program to cancel, resell or comply with the share grant plan.
28. Net Operating Revenue

	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue
						12.31.2024	12.31.2023	12.31.2022
Electricity sales to final customers	11,383,852	(923,534)	(1,400,957)	(604,371)	—	8,454,990	7,946,168	7,510,037
Electricity sales to distributors	3,674,579	(476,396)	(17,461)	(60,094)	—	3,120,628	3,602,788	3,814,409
Use of the main distribution and transmission grid	12,737,940	(1,031,028)	(2,072,970)	(2,585,906)	—	7,048,036	6,002,192	4,828,841
Construction income	2,550,809	—	—	—	—	2,550,809	2,333,787	2,164,134
Fair value of assets from the indemnity for the concession	82,424	—	—	—	—	82,424	62,167	79,169
Distribuição de gás canalizado	—	—	—	—	—	—	—	—
Result of sectorial financial assets and liabilities	923,724	(85,444)	—	—	—	838,280	971,203	1,676,936
Other operating revenue	620,778	(61,253)	(12)	—	(3,644)	555,869	561,163	461,815
	31,974,106	(2,577,655)	(3,491,400)	(3,250,371)	(3,644)	22,651,036	21,479,468	20,535,341

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

28.1. Revenue details

	12.31.2024	12.31.2023	12.31.2022
Electricity sales to final customers	11,383,852	10,384,872	11,392,957
Consumers - Power distribution	7,981,076	6,779,582	7,962,325
Free consumers	2,246,579	2,723,661	2,692,303
Donations and grants	1,156,197	881,629	738,329
Electricity sales to distributors	3,674,579	4,235,612	4,534,515
Bilateral contracts	1,960,568	2,112,486	2,923,509
Regulated contracts	1,193,511	1,582,836	1,033,405
Electric Energy Trade Chamber – CCEE	399,700	425,920	459,162
Effective interest – grant bônus (Note 9.2)	120,800	114,370	118,439
Use of the main distribution and transmission grid	12,737,940	10,930,593	9,843,657
Consumers	11,831,389	10,058,379	8,936,568
Concessionaires and generators	128,756	106,564	86,160
Operating and maintenance income – O&M and interest income	777,795	765,650	820,929
Construction income	2,550,809	2,333,787	2,164,134
Power distribution service concession	2,427,296	2,234,542	2,048,022
Power transmission concession (a)	123,513	99,245	116,112
Fair value of assets from the indemnity for the concession	82,424	62,167	79,169
Result of sectorial financial assets and liabilities	923,724	1,070,196	1,847,863
Other operating revenue	620,778	629,792	522,746
Leasing and rent	546,507	464,184	374,801
Fair value in the purchase and sale of power	—	5,045	32,747
Income from rendering of services	38,238	41,891	59,048
Other income	36,033	118,672	56,150
GROSS OPERATING REVENUE	31,974,106	29,647,019	30,385,041
(-) Pis/Pasep and Cofins	(2,577,655)	(2,477,418)	(2,516,317)
(-) ICMS (VAT)	(3,491,400)	(2,733,900)	(3,657,564)
(-) Service tax (ISSQN)	(3,644)	(4,087)	(6,351)
(-) Sectorial charges (28.2)	(3,250,371)	(2,952,146)	(3,669,468)
NET OPERATING REVENUE	22,651,036	21,479,468	20,535,341

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.2.
The impact of the unbilled revenue from the Electricity sales to final customers and Use of the main distribution grid of Copel DIS, accounted for according to the practice presented in Note 4.11, was R$80,296 in fiscal year 2024.
28.2. Regulatory charges

	12.31.2024	12.31.2023	12.31.2022
Energy Development Account – "CDE " – Power distribution service concession (28.2.1)	2,683,329	2,659,092	2,670,262
Other charges – rate flags (28.2.2)	247,021	1,216	724,414
Research and development and energy efficiency – R&D and EEP	174,616	161,039	153,152
Global Reversion Reserve – RGR quota	50,475	46,750	42,103
Energy Development Account – "CDE " – Power transmission concession	78,500	68,901	65,460
Inspection fee	16,430	15,148	14,077
	3,250,371	2,952,146	3,669,468
28.2.1. Energy Development Account - CDE - power distribution concession
CDE, created by Law No. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, in addition to subsidizing the social tariff, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The balance is made up as below:

Resolutions	Period	12.31.2024	12.31.2023	12.31.2022
"CDE USO"	Quotas (a)	2,310,894	2,201,372	2,321,875
	Covid Account (b)	103,952	183,444	183,444
	Water shortage (c)	1,971	1,725	—
	Preliminary injunctions (e)	—	(963)	—
		2,416,817	2,385,578	2,505,319
"CDE ENERGIA"	Covid Account (b)	93,468	164,943	164,943
	Water shortage (c)	49,661	43,453	—
	Distributed Generation (d)	123,383	65,118	—
		266,512	273,514	164,943
		2,683,329	2,659,092	2,670,262

(a) "CDE Uso": Resolution No. 3,305/2023 (from January/2024), Resolution No. 3,175/2023 (apr-dec/2023); Resolution No. 3,165/2022 (jan-mar/2023).
(b) "CDE Uso" e "CDE Energia" – Covid Account: Order No. 939/2021 (jun/2021-dec/2025). Order No. 689/2024 determined the value of the quota at R$17,419 for the 37th to 48th installment by determination of Aneel, Aneel Order 3,056 10/09/24, collection was interrupted from September/2024.
(c) "CDE Uso" and "CDE Energia" - Water shortage: Aneel Order No. 10,939/2022 and Aneel Resolution No. 1,008/2022. Its objective is to return the amount of R$145,844, received in 2022 to cover additional costs associated with the water crisis situation that affected the country throughout 2021, collected for a period of 4 years starting in June/2023. By determination of Aneel, Aneel Order 3,056 10/09/24, the collection was interrupted from September/2024.
(d) "CDE Energia" - Distributed Generation: Aneel Resolution No. 3,175/2023 (june-december/23) and Resolution No. 3,305/2023 (jun-may/2023). As of June 2023, Copel DIS began to collect the Distributed Generation CDE - GD, in the monthly amount of R$10,981 as of June/2024 (R$9,303 in June/2023). The subsidy arises from Law No. 14,300/2022, which established the Legal Framework for Micro and Mini Distributed Generation – MMGD.
(e) Preliminary injunctions: tariff differences, returned to consumers, in accordance with Aneel Order 3,225/2022.
28.2.2. Tariff flag
The tariff flag system, created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. With the improvement in the country's hydric situation, the green flag prevailed from May/2022 to June/2024. Conditions changed in 2024 and, as of July, the additional tariffs returned, varying from the yellow flag to the red flag - level 2.
29. Operating Costs and Expenses

	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	12.31.2024	12.31.2023	12.31.2022
Non-manageable costs and expenses
Electricity purchased for resale (29.1)	(8,924,895)	—	—	—	(8,924,895)	(7,716,190)	(8,096,910)
Charge of the main distribution and transmission grid	(2,865,490)	—	—	—	(2,865,490)	(2,896,710)	(2,487,997)
Materials and supplies for power electricity	(936)	—	—	—	(936)	(17,654)	(9,349)
	(11,791,321)	—	—	—	(11,791,321)	(10,630,554)	(10,594,256)
Manageable costs and expenses
Personnel and management (29.2)	(721,764)	—	(360,033)	—	(1,081,797)	(1,878,332)	(977,904)
Pension and healthcare plans (Note 21.2)	(178,232)	—	(81,120)	—	(259,352)	(260,159)	(260,197)
Materials	(69,902)	—	(16,980)	—	(86,882)	(102,667)	(90,541)
Third-party services (29.3)	(795,736)	(2,557)	(276,015)	—	(1,074,308)	(996,312)	(754,551)
Credit losses, provisions and reversals (29.4)	(24,165)	(100,730)	—	(220,207)	(345,102)	(92,235)	(717,531)
Other operational costs and expenses, net (29.6)	(278,237)	(33,834)	(48,004)	119,233	(240,842)	(430,544)	(489,318)
	(2,068,036)	(137,121)	(782,152)	(100,974)	(3,088,283)	(3,760,249)	(3,290,042)
Other
Depreciation and amortization	(1,377,527)	—	(43,198)	(44,753)	(1,465,478)	(1,382,040)	(1,233,097)
Construction cost (29.5)	(2,522,908)	—	—	—	(2,522,908)	(2,319,720)	(2,137,188)
	(3,900,435)	—	(43,198)	(44,753)	(3,988,386)	(3,701,760)	(3,370,285)
	(17,759,792)	(137,121)	(825,350)	(145,727)	(18,867,990)	(18,092,563)	(17,254,583)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.1. Electricity purchased for resale

	12.31.2024	12.31.2023	12.31.2022
Purchase of Energy in the Regulated Environment – CCEAR	4,009,747	3,658,852	3,538,507
Itaipu Binacional	950,389	980,302	1,460,955
Electric Energy Trade Chamber – CCEE	832,656	431,303	370,207
Bilateral contracts	1,849,268	1,998,640	2,609,713
Program for incentive to alternative energy sources – Proinfa	337,978	370,495	437,461
Micro and mini generators	1,726,602	1,125,857	675,804
Fair value in the purchase and sale of power	36,604	—	—
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(818,349)	(849,259)	(995,737)
	8,924,895	7,716,190	8,096,910
29.2. Personnel and management

	12.31.2024	12.31.2023	12.31.2022
Personnel
Employee compensation	557,666	742,449	625,237
Social charges on payroll	186,502	220,148	207,364
Long-Term Incentive Plan - ILP (Note 27.6)	1,531	—	—
Meal and education allowance	97,709	109,307	95,229
Voluntary retirement program (Note 17.1)	18,306	610,057	(9,315)
	861,714	1,681,961	918,515
Management
Management fees	27,362	17,889	15,606
Long-Term Incentive Plan - ILP (Note 27.6)	4,064	—	—
Social charges on payroll	8,766	4,559	3,872
Other expenses	608	261	256
	40,800	22,709	19,734
Provisions for performance and profit sharing of employees and administrators	179,283	173,662	39,655
	1,081,797	1,878,332	977,904
29.3. Third party services

	12.31.2024	12.31.2023	12.31.2022
Maintenance of electrical system	472,011	430,954	311,553
Maintenance of facilities	139,924	117,981	89,741
Communication, processing and transmission of data	119,281	107,818	91,101
Consumer service / call center	104,700	100,574	83,203
Consulting and audit	77,333	81,904	49,882
Meter reading and bill delivery	60,308	58,734	53,660
Other services	100,751	98,347	75,411
	1,074,308	996,312	754,551
29.4. Credit losses, provisions and reversals

	12.31.2024	12.31.2023	12.31.2022
Provision for legal claims (Note 26)	222,251	157,668	623,742
Impairment of assets
Power generation concession contract (Note 9.3)	(3,590)	(3,193)	9,061
Property, plant and equipment – generation segment (Note 15.4)	27,755	(174,500)	(34,435)
Expected credit losses (Trade accounts and Other receivables)	100,730	109,435	124,068
Tax credits estimated losses (reversal of losses)	(2,044)	2,825	(4,905)
	345,102	92,235	717,531

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

29.5. Construction costs

	12.31.2024	12.31.2023	12.31.2022
Materials	1,519,486	1,409,633	1,227,418
Third party services	785,333	689,886	694,306
Personnel	170,749	184,246	171,369
Other	47,340	35,955	44,095
	2,522,908	2,319,720	2,137,188
29.6. Other operating costs and expenses, net

	12.31.2024	12.31.2023	12.31.2022
Financial offset for the use of water resources	173,318	152,604	142,270
Insurance	41,111	48,914	41,505
Advertising and publicity	34,546	31,254	28,909
Collection charge	33,831	43,022	47,923
Compensation	30,435	21,699	14,703
Leasing and rent	28,045	30,528	33,316
Taxes	23,358	23,463	59,188
Aneel inspection fee	19,458	18,248	15,683
Donations, contributions, grants, tax incentives	4,434	8,808	6,521
Fair value of power generation concession assets	—	—	26,451
Net losses (gains) in the decommissioning and disposal of assets (29.6.1)	(225,683)	45,596	35,483
Other net income, costs and expenses	77,989	6,408	37,366
	240,842	430,544	489,318
29.6.1. Net losses (gains) on decommissioning and disposal of assets
The total presented in the table includes the amount of R$264,434 referring to the gain arising from the sale of unserviceable assets to the concessions of Copel GeT and FDA. The transaction, concluded in September 2024 with the signing of the purchase and sale agreements, was carried out in two blocks: the sale of land and buildings located in Curitiba and the sale of properties located near hydroelectric power plants in the interior of the State of Paraná.
The total value of the commercial operation to sell the assets was R$286,000, of which R$11,440 was received in 2024 and the balance, plus interest and monetary restatement, will be received within 10 years, and may be paid in advance in view of the priority of the sellers in the generation of cash from the projects, as provided for in the contract.
The balance receivable, recorded under the heading of other credits (Note 11), is guaranteed by the fiduciary alienation of the respective properties.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

30. Financial Results

	12.31.2024	12.31.2023	12.31.2022
Financial income
Return on financial investments	738,229	540,672	406,270
Arrears charges on bills	231,333	200,341	265,818
Interest on taxes to be of fset	92,794	89,938	63,810
Other financial income	74,252	75,660	25,748
Remuneration of net sectorial assets and liabilities (Note 8)	44,033	62,795	146,753
Income and monetary restatement of judicial deposits	32,859	55,092	42,846
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23.1)	17,838	69,059	2,720
Monetary variation over the Itaipu power purchase	2,629	17,073	43,946
(-) Pis/Pasep and Cofins taxes on financial income	(49,188)	(41,514)	(41,498)
	1,184,779	1,069,116	956,413
( - ) Financial expenses
Monetary and exchange variation and debt charges	1,745,166	1,763,555	1,479,057
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 23.1)	167,296	140,214	142,673
Monetary restatement on the provision (Note 26.1)	96,964	77,715	—
PIS/Pasep/Cofins taxes on interest on capital	86,609	101,251	107,720
Restatement of provision for allocation of PIS and Cofins credits (Note 12.3.1)	43,327	58,518	29,324
Monetary variation over the Itaipu power purchase	40,616	10,605	27,584
Remuneration of net sectorial assets and liabilities (Note 8)	35,186	4,542	11,208
Interest on lease liabilities (Note 24.2)	28,560	24,292	19,441
Interest on tax installments	25,791	39,569	38,111
Interest on R&D and EEP (Note 22.1)	22,050	26,009	33,810
Other financial expenses	50,228	27,836	61,999
	2,341,793	2,274,106	1,950,927
(-) Update of provision for destination of PIS and Cofins credits (Note 12.2.1)	—	—	1,011,370
Net	(1,157,014)	(1,204,990)	(2,005,884)
31. Operating Segments
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
Until December 31, 2024, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2024.
The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4.
31.1. Company’s reportable segments
Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;
GAS - its attribution is to provide public service of piped natural gas distribution. The segment was discontinued after the completion of the Compagas divestment process (Note 37);
Power sale (COM) - its attribution is to trade energy and related services;
Services (SER) – its attribution is the provision of services, including rental of distributed generation infrastructure, and participation in open innovation investments. This segment has been shown separately since 2024, given that operating activities of Copel Serviços began in June 2024;
Holding – its attribution is participation in other companies.
31.2. Assets by reportable segment

ASSETS 12.31.2024	Electric Energy			SER (b)	Holding	Intersegment operations / Others (a)	Total
	GET	DIS	COM
TOTAL ASSETS	29,552,246	23,567,303	1,447,083	149,155	4,571,127	(1,902,758)	57,384,156
CURRENT ASSETS	4,796,497	6,769,769	916,049	48,889	3,486,544	(2,975,940)	13,041,808
NONCURRENT ASSETS	24,755,749	16,797,534	531,034	100,266	1,084,583	1,073,182	44,342,348
Long term assets	7,418,447	6,847,655	520,427	15,084	894,484	(380,976)	15,315,121
Investments	3,411,005	442	—	—	166,490	—	3,577,937
Property, plant and equipment	8,428,157	—	702	80,590	7,248	—	8,516,697
Intangible assets	5,365,916	9,788,358	5,731	901	8,546	1,454,158	16,623,610
Right-of-use asset	132,224	161,079	4,174	3,691	7,815	—	308,983
(a) Includes elimination amounts between segments and consolidation adjustments.
(b) Copel Serviços started operating activities as of June 2024, as disclosed in Note 31.1.

ASSETS 12.31.2023	Electric Energy			GAS	Holding and Services	Reclassi- fications (Note 37)	Intersegment operations (a)	Total
	GET	DIS	COM
TOTAL ASSETS	26,663,528	21,831,127	1,824,990	1,023,624	6,026,072	1,446,991	(2,997,258)	55,819,074
CURRENT ASSETS	3,841,190	5,153,666	1,074,359	240,017	4,994,382	276,597	(1,864,481)	13,715,730
NONCURRENT ASSETS	22,822,338	16,677,461	750,631	783,607	1,031,690	1,170,394	(1,132,777)	42,103,344
Long term assets	6,966,439	8,229,821	740,114	73,274	795,749	171,431	(633,391)	16,343,437
Investments	3,345,350	443	—	—	166,004	—	—	3,511,797
Property, plant and equipment	11,060,949	—	770	—	52,305	288,602	(577,205)	10,825,421
Intangible assets	1,341,216	8,317,327	5,784	699,697	7,247	699,725	99,093	11,170,089
Right-of-use asset	108,384	129,870	3,963	10,636	10,385	10,636	(21,274)	252,600
(a) Includes elimination amounts between segments and consolidation adjustments.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

31.3. Statement of income by reportable segment

STATEMENT OF INCOME 12.31.2024	Energia Elétrica				GÁS	SER (a)	Holding	Reclassi- fications Note 37	Inter- segment operations	Total
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUE	3,477,696	1,144,481	17,030,454	3,568,463	562,129	6,333	—	(561,141)	(2,577,379)	22651036000
Net operating revenue - third-parties	1,473,628	708,119	16,992,784	3,470,172	13,618	6,333	—	(13,618)	—	22,651,036
Net operating revenue - between segments	2,004,068	436,362	37,670	98,291	548,511	—	—	(547,523)	(2,577,379)	—
OPERATING COSTS AND EXPENSES	(2,348,476)	(294,553)	(15,048,163)	(3,553,557)	(503,516)	(7,129)	(192,548)	502,579	2,577,373	(18,867,990)
Energy purchased for resale	(195,695)	—	(7,308,796)	(3,524,688)	—	—	—	—	2,104,284	(8,924,895)
Charges for use of the main transmission grid	(625,586)	—	(2,729,154)	—	—	—	—	17,586	471,664	(2,865,490)
Personnel and management	(218,436)	(141,042)	(636,853)	(14,462)	(33,621)	(264)	(73,864)	36,745	—	(1,081,797)
Pension and healthcare plans	(46,764)	(32,041)	(168,977)	(1,737)	(4,083)	(45)	(10,152)	4,447	—	(259,352)
Materials and supplies	(15,620)	(5,711)	(63,493)	(114)	(416)	(16)	(1,946)	434	—	(86,882)
Raw materials and supplies for generation	(1,880)	—	—	—	—	—	—	172	772	(936)
Natural gas and supplies for gas business	—	—	—	—	(397,554)	—	—	397,554	—	—
Third party services	(249,558)	(55,001)	(719,122)	(4,603)	(10,650)	(3,951)	(48,483)	14,134	2,926	(1,074,308)
Depreciation and amortization	(821,258)	(17,069)	(592,226)	(1,746)	(27,146)	(2,788)	(3,245)	—	—	(1,465,478)
Provision (reversal) for litigations	(24,462)	(9,334)	(168,067)	178	(32)	—	(20,735)	207	(6)	(222,251)
Impairment of assets	(24,165)	—	—	—	—		—	—	—	(24,165)
Other estimated losses, provisions and reversals	(13,172)	(9,007)	(75,402)	(958)	(7,509)	(147)	—	7,509	—	(98,686)
Construction cost	—	(95,610)	(2,427,298)	—	(13,618)	—	—	13,618	—	(2,522,908)
Other operating costs and expenses, net	(111,880)	70,262	(158,775)	(5,427)	(8,887)	82	(34,123)	10,173	(2,267)	(240,842)
EQUITY IN EARNINGS OF INVESTEES	14,431	262,463	—	—	—	—	4,308	—	0	281,202
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,143,651	1,112,391	1,982,291	14,906	58,613	(796)	(188,240)	(58,562)	(6)	4,064,248
Financial income	294,113	90,377	516,031	40,813	29,114	3,285	248,195	(30,182)	(6,967)	1,184,779
Financial expenses	(778,328)	(301,485)	(1,041,951)	(325)	(39,721)	(4,906)	(223,032)	40,988	6,967	(2,341,793)
OPERATING PROFIT (LOSS)	659,436	901,283	1,456,371	55,394	48,006	(2,417)	(163,077)	(47,756)	(6)	2,907,234
Income tax and social contribution	(197,338)	(97,961)	(322,349)	(11,310)	(17,301)	(1,935)	18,192	26,531	4,036	(599,435)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	462,098	803,322	1,134,022	44,084	30,705	(4,352)	(144,885)	(21,225)	4,030	2,307,799
Result of discontinued operations	12,004	—	—	—	—	—	458,342	21,225	—	491,571
NET INCOME (LOSS)	474,102	803,322	1,134,022	44,084	30,705	(4,352)	313,457	—	4,030	2,799,370
(a) Copel Serviços started operating activities as of June 2024, as disclosed in Note 31.1.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2023	Electric Energy				GAS	Holding and Services	Reclassi- fications Note 37	Inter- segment operations	Total
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUES	4,179,457	1,096,351	15,085,707	4,056,904	978,581	—	(977,148)	(2,940,384)	21,479,468
Net operating revenue - third-parties	1,764,212	687,829	15,048,581	3,978,846	17,014	—	(17,014)	—	21,479,468
Net operating revenue - between segments	2,415,245	408,522	37,126	78,058	961,567	—	(960,134)	(2,940,384)	—
OPERATING COSTS AND EXPENSES	(2,372,792)	(474,506)	(13,983,117)	(3,948,286)	(814,455)	(218,272)	778,481	2,940,384	(18,092,563)
Energy purchased for resale	(214,198)	(14,741)	(6,074,752)	(3,908,484)	—	—	3,282	2,492,703	(7,716,190)
Charges for use of the main transmission grid	(658,229)	—	(2,715,273)	—	—	—	33,873	442,919	(2,896,710)
Personnel and management	(368,744)	(247,393)	(1,174,906)	(21,133)	(43,201)	(72,537)	49,582	—	(1,878,332)
Pension and healthcare plans	(49,626)	(33,003)	(167,533)	(1,877)	(6,222)	(8,853)	6,955	—	(260,159)
Materials and supplies	(20,937)	(5,583)	(74,501)	(77)	(1,574)	(1,609)	1,614	—	(102,667)
Raw materials and supplies for generation	(19,113)	—	—	—	—	—	158	1,301	(17,654)
Natural gas and supplies for gas business	—	—	—	—	(678,885)	—	678,885	—	—
Third party services	(242,712)	(50,019)	(643,999)	(3,389)	(13,861)	(68,186)	22,517	3,337	(996,312)
Depreciation and amortization	(843,480)	(16,207)	(521,301)	(2,003)	(41,148)	(4,700)	46,799	—	(1,382,040)
Provision (reversal) for litigations	(8,204)	(12,777)	(101,960)	(233)	(263)	(44,815)	10,584	—	(157,668)
Impairment of assets	285,825	—	—	—	—	—	(108,132)	—	177,693
Other estimated losses, provisions and reversals	(7,109)	(2,334)	(99,123)	(3,694)	(285)	—	285	—	(112,260)
Construction cost	—	(85,181)	(2,234,539)	—	(17,010)	—	17,010	—	(2,319,720)
Other operating costs and expenses, net	(226,265)	(7,268)	(175,230)	(7,396)	(12,006)	(17,572)	15,069	124	(430,544)
EQUITY IN EARNINGS OF INVESTEES	16,651	283,939	—	—	—	7,219	—	—	307,809
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,823,316	905,784	1,102,590	108,618	164,126	(211,053)	(198,667)	—	3,694,714
Financial income	333,990	66,922	479,944	38,577	36,559	182,829	(46,362)	(23,343)	1,069,116
Financial expenses	(791,547)	(344,524)	(955,046)	(717)	(48,316)	(203,206)	45,907	23,343	(2,274,106)
OPERATING PROFIT (LOSS)	1,365,759	628,182	627,488	146,478	152,369	(231,430)	(199,122)	—	2,489,724
Income tax and social contribution	(228,373)	1,779	(58,368)	(40,928)	(40,750)	4,962	7,621	—	(354,057)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,137,386	629,961	569,120	105,550	111,619	(226,468)	(191,501)	—	2,135,667
Result of discontinued operations	—	—	—	—	—	—	191,501	—	191,501
NET INCOME (LOSS)	1,137,386	629,961	569,120	105,550	111,619	(226,468)	—	—	2,327,168

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2022	Electric Energy				GAS	Holding and Services	Reclassi- fications Note 37	Inter- segment operations	Total
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUES	4,099,740	1,140,734	13,903,300	4,938,368	1,297,034	8,014	(1,392,380)	(3,459,469)	20,535,341
Net operating revenue - third-parties	1,369,563	781,448	13,866,122	4,608,702	1,293,872	8,014	(1,392,380)	—	20,535,341
Net operating revenue - between segments	2,730,177	359,286	37,178	329,666	3,162	—	—	(3,459,469)	—
OPERATING COSTS AND EXPENSES	(2,766,048)	(303,450)	(13,418,798)	(4,814,710)	(1,076,181)	(570,344)	1,424,916	3,459,469	(18,065,146)
Energy purchased for resale	(386,210)	—	(5,980,124)	(4,790,427)	—	—	—	3,059,851	(8,096,910)
Charges for use of the main transmission grid	(599,422)	—	(2,313,203)	—	—	—	32,530	392,098	(2,487,997)
Personnel and management	(207,684)	(123,528)	(599,121)	(12,712)	(42,166)	(41,651)	48,958	—	(977,904)
Pension and healthcare plans	(48,973)	(30,948)	(169,493)	(1,787)	(5,366)	(9,614)	5,984	—	(260,197)
Materials and supplies	(13,227)	(5,297)	(71,302)	(53)	(1,644)	(924)	1,906	—	(90,541)
Raw materials and supplies for generation	(123,279)	—	—	—	—	—	111,060	2,870	(9,349)
Natural gas and supplies for gas business	—	—	—	—	(939,516)	—	939,516	—	—
Third party services	(207,239)	(37,041)	(505,407)	(2,665)	(13,316)	(41,702)	46,192	6,627	(754,551)
Depreciation and amortization	(783,828)	(13,692)	(454,307)	(353)	(44,190)	(4,612)	67,885	—	(1,233,097)
Provision (reversal) for litigations	(17,503)	(951)	(162,414)	31	(24)	(445,741)	2,860	—	(623,742)
Impairment of assets	(82,758)	—	—	—	(1,629)	—	109,761	—	25,374
Other estimated losses, provisions and reversals	(992)	3,065	(119,481)	(1,755)	(1,064)	—	1,064	—	(119,163)
Construction cost	—	(89,166)	(2,048,022)	—	(12,024)	—	12,024	—	(2,137,188)
Provision for allocation of PIS and Cofins credits	—	—	(810,563)	—	—	—	—		(810,563)
Other operating costs and expenses, net	(294,933)	(5,892)	(185,361)	(4,989)	(15,242)	(26,100)	45,176	(1,977)	(489,318)
EQUITY IN EARNINGS OF INVESTEES	20,370	450,235	—	—	—	7,972	—	—	478,577
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,354,062	1,287,519	484,502	123,658	220,853	(554,358)	32,536	—	2,948,772
Financial income	210,356	58,514	593,726	32,667	56,730	87,621	(76,424)	(6,777)	956,413
Financial expenses	(669,382)	(272,287)	(752,097)	(291)	(28,290)	(271,934)	36,577	6,777	(1,950,927)
Update of provision for allocation of PIS and Cofins credits	—	—	(1,011,370)	—	—	—	—	—	(1,011,370)
OPERATING PROFIT (LOSS)	895,036	1,073,746	(685,239)	156,034	249,293	(738,671)	(7,311)	—	942,888
Income tax and social contribution	(241,816)	(56,354)	455,465	(47,659)	(70,092)	159,578	81,977	—	281,099
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	653,220	1,017,392	(229,774)	108,375	179,201	(579,093)	74,666	—	1,223,987
Result of discontinued operations	—	—	—	—	—	—	(74,666)	—	(74,666)
NET INCOME (LOSS)	653,220	1,017,392	(229,774)	108,375	179,201	(579,093)	—	—	1,149,321
31.4. Additions to noncurrent assets by reportable segment

12.31.2024	Electric Energy			SER (a)	Holding	Total
	GET	DIS	COM
Contract assets	—	2,196,348	—	—	—	2,196,348
Property, plant and equipment	105,087	—	18	39,075	17	144,197
Intangible assets	4,299,529	—	1,319	261	2,378	4,303,487
Right-of-use asset	47,266	127,968	564	150	1,988	177,936
(a) Copel Serviços started operating activities as of June 2024, as disclosed in Note 31.1.

12.31.2023	Electric Energy			GAS	Holding and Services	Total
	GET	DIS	COM
Contract assets	—	1,966,034	—	25,510	—	1,991,544
Property, plant and equipment	410,673	—	303	—	44,066	455,042
Intangible assets	10,280	—	1,280	—	1,828	13,388
Right-of-use asset	41,314	34,958	444	(1,363)	7,533	82,886
The table above includes R$118,002 of additions to property, plant and equipment in the power generation segment, that refer to UEGA, in addition to the Compagas additions shown in the gas segment column. According to Note 37, the divestment of these two subsidiaries was completed in 2024.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32. Financial Instruments
32.1. Categories and determination of fair value of financial instruments

	Note	Level	12.31.2024		12.31.2023
			Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	2	4,161,939	4,161,939	5,634,623	5,634,623
Bonds and securities (b)	6	2	529,708	529,708	495,495	495,495
Accounts receivable - distribution concession (c)	9.1	3	2,610,731	2,610,731	1,954,679	1,954,679
Accounts receivable - generation concession (c)	9.3	3	75,425	75,425	71,835	71,835
Fair value in the purchase and sale of power (d)	32.2.10	3	697,288	697,288	1,101,684	1,101,684
Other temporary investments (e)		1	10,036	10,036	17,864	17,864
Other temporary investments (e)		2	5,858	5,858	13,864	13,864
			8,090,985	8,090,985	9,290,044	9,290,044
Amortized cost
Collaterals and escrow accounts (a)			9	9	9	9
Trade accounts receivable (a)	7		4,078,882	4,078,882	3,866,429	3,866,429
Sectorial financial assets (a)	8		—	—	30,946	30,946
Accounts receivable - concessions - bonus from the grant (f)	9.2		821,804	923,084	792,741	893,275
			4,900,695	5,001,975	4,690,125	4,790,659
Fair value through other comprehensive income
Certified Emission Reductions - CERs (g)		2	3,207	3,207	3,922	3,922
Other temporary investments (h)		3	14,709	14,709	—	—
			17,916	17,916	3,922	3,922
Total financial assets			13,009,596	13,110,876	13,984,091	14,084,625
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (d)	32.2.10	3	385,792	385,792	753,584	753,584
			385,792	385,792	753,584	753,584
Amortized cost
Sectorial financial liabilities (a)	8		1,077,810	1,077,810	503,991	503,991
ICMS installment payment (i)	12.2		11,963	11,105	41,286	37,777
Special Tax Regularization Program - Pert (i)	12.2		339,831	297,583	379,724	322,711
PIS and Cofins to be refunded to consumers (a)	12.3.1		—	—	731,726	731,726
Accounts payable to suppliers (a)	18		2,466,803	2,466,803	2,285,573	2,285,573
Loans and financing[1] (i)	19		5,154,871	5,128,374	5,387,977	5,138,930
Debentures (j)	20		12,773,954	12,528,379	9,738,006	9,699,171
Accounts payable related to concession[1] (k)	23		1,138,129	1,258,564	893,855	1,018,630
			22,963,361	22,768,618	19,962,138	19,738,509
Total financial liabilities			23,349,153	23,154,410	20,715,722	20,492,093
¹The balance includes loans and accounts payable linked to the concession that were reclassified to Liabilities classified as held for sale (Note 37).
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
Determining fair values
a)Equivalent to their respective book values due to their nature and terms of realization.
b)Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.
c)Financial assets with fair values similar to book values (Note 4.4).
d)The fair values of assets and liabilities are equivalent to their book values (Note 4.12).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

e)Investments in other companies stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2.
f)Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).
g)Financial assets with fair values similar to book values (Note 4.2).
h)Calculated according to FIP Copel Ventures I fair value pricing metrics, using unobservable data due to the early stage of the startups invested in.
i)The cost of the last funding carried out by the Company, CDI + spread of 1.12%, is used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.
j)Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2024, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.
k)The actual pre-tax discount rate of 8.23% p.a. was used, compatible with the rate estimated by the Company for long-term projects.
32.2. Financial risk management
The Company's business activities are exposed to the following risks arising from financial instruments:
32.2.1. Credit risk
Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	12.31.2024	12.31.2023
Cash and cash equivalents (a)	4,161,939	5,634,623
Bonds and securities(a)	529,708	495,495
Pledges and restricted deposits linked (a)	9	9
Trade accounts receivable (b)	4,078,882	3,866,429
Sectorial financial assets (c)	—	30,946
Accounts receivable – distribution concession (c)	2,610,731	1,954,679
Accounts receivable – concessions – bonus from the grant (d)	821,804	792,741
Accounts receivable – generation concessions (e)	75,425	71,835
Other temporary investments (f)	30,603	31,728
	12,309,101	12,878,485
a)The Company manages the credit risk of its assets in accordance with its policy of investing financial resources in federal banking institutions or in private banks with low credit risk, according to the local rating of the main rating agencies.
b)Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)Management considers the risk of this credit to be low, since the contracts signed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs linked to the sector's financial assets and liabilities and investments in infrastructure, not recovered through the distribution electricity tariff.
d)Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
e)For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In 2022, Copel submitted to Aneel the appraisal reports detailing the residual values for the Governador Parigot de Souza - GPS and Mourão - MOU HPPs, which are being inspected by Aneel, as outlined in Note 9.3. Management's expectation that these assets will be indemnified indicates that the recorded balances are recoverable.
f)Risk arising from the possibility of the Company incurring losses as a result of the volatility of the stock market, which is being managed through periodic monitoring of variations in the market, and the risks inherent in investing in startups, monitored through assessment of technological and market risks, and management of growth expectations.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.2.2. Liquidity risk
The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates. The Company manages this risk with a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.
Investments are financed by incurring medium and long-term debt with financial institutions and capital markets. Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The short-term projection considers daily periods covering the next 90 days, while the medium and long-term ones cover monthly periods covering the next five years. The budget for the next fiscal year is annually approved.
The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.
The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2029 on, the 2028 indicators are repeated throughout the forecast period.

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2024

Loans and financing	Note 19	41,142	681,322	990,756	2,717,667	3,082,966	7,513,853
Debentures	Note 20	198,579	5,755	3,138,439	8,761,862	6,801,259	18,905,894
Accounts payable related to concession	Rate of return +IGP-M and IPCA	9,568	19,158	96,944	771,456	1,977,517	2,874,643
Accounts payable to suppliers	—	2,058,249	334,366	18,482	55,706	—	2,466,803
Special Tax Regularization Program - Pert	Selic	5,604	11,315	52,803	330,143	7,618	407,483
ICMS installment payment	Selic	—	2,620	3,065	7,468	—	13,153
Sectorial financial liabilities	Selic	78,712	159,821	763,484	174,342	—	1,176,359
Lease liability	Note 24	1,863	3,760	17,000	62,787	300,277	385,687
		2,393,717	1,218,117	5,080,973	12,881,431	12,169,637	33,743,875
(a) Effective interest rate - weighted average.
As disclosed in Notes 19.3 and 20.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.
32.2.3. Market risk
Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.
a)Foreign currency risk (US Dollar)
This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.
The impact of exchange rate fluctuations resulting from the Itaipu power purchase agreement will be reflected in the subsequent Copel DIS tariff adjustment.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis of foreign currency risk - Dollar
The Company has developed a sensitivity analysis to measure the impact of the variation of the US dollar on its financial liabilities subject to currency risk.
The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.
For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$6.00) based on the median market expectation for 2025 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 12.31.2024	Projected scenarios
			Probable	Scenario 1	Scenario 2
Financial liabilities
Suppliers
Itaipu	USD appreciation	(162,198)	5,037	(34,253)	(73,543)
		(162,198)	5,037	(34,253)	(73,543)
b)Interest rate and monetary variation risk
This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market. The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.
Sensitivity analysis of interest rate and monetary variation risk
The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.
The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.
For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 15.00%, IPCA - 5.50%, IGP-M - 5.00%), estimated as market average projections for 2025 according to the Central Bank of Brazil Focus Report, and TJLP of 8.79% calculated by the Company's internal projection. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Interest rate risk and monetary variation	Risk	Baseline 12.31.2024	Projected scenarios
			Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/SELIC	529,708	78,132	58,585	39,092
Collaterals and escrow accounts	Low CDI/SELIC	9	1	1	1
Accounts receivable – concessions	Low IPCA	3,432,535	188,789	141,592	94,395
Accounts receivable – generation concessions	Low IPCA	75,425	4,148	3,111	2,074
		4,037,677	271,070	203,289	135,562
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(751,522)	(112,728)	(140,910)	(169,092)
Banco Itaú	High CDI	(1,036,260)	(155,439)	(194,299)	(233,159)
BNDES	High TJLP	(1,401,520)	(123,232)	(154,040)	(184,848)
BNDES	High IPCA	(395,126)	(21,732)	(27,165)	(32,598)
Banco do Nordeste	High IPCA	(1,529,105)	(84,101)	(105,126)	(126,151)
Banco do Brasil – BNDES Transfer	High TJLP	(37,507)	(3,298)	(4,122)	(4,947)
Other	No risk	(3,831)	—	—	—
Debentures	High CDI/SELIC	(8,070,490)	(1,210,574)	(1,513,217)	(1,815,860)
Debentures	High IPCA	(4,629,755)	(254,637)	(318,296)	(381,955)
Debentures	High TJLP	(73,709)	(6,481)	(8,101)	(9,722)
Sectorial financial liabilities	High Selic	(1,077,810)	(161,672)	(202,089)	(242,507)
ICMS installment payment	High Selic	(11,963)	(1,794)	(2,243)	(2,692)
Special Tax Regularization Program – Pert	High Selic	(339,831)	(50,975)	(63,718)	(76,462)
Accounts payable related to concession	High IGP-M	(861,982)	(43,099)	(53,874)	(64,649)
Accounts payable related to concession	High IPCA	(276,147)	(15,188)	(18,985)	(22,782)
		(20,496,558)	(2,244,950)	(2,806,185)	(3,367,424)

32.2.4. Electricity shortage risk
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
Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values, it is estimated that the risk of energy shortages in 2025 is minimized.
The energy supply guarantee criteria are currently established by the National Energy Policy Council – “CNPE”. With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.
32.2.5. Risk of Generation Scaling Factor - GSF impacts
The Energy Reallocation Mechanism (“MRE”) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy (“GF”) and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.
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
For the year ended December 31, 2024
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
32.2.6. Risk of non-renewal of concessions - generation and transmission
The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020.
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
In 2018, Decree No. 9,271/2018 was published, amended by Decrees No. 10,135/2019, No. 10,893/2021 and No. 11,307/2022, which regulated the granting of a new concession contracts in the electricity sector associated with the privatization of a concessionaire under the direct or indirect control of the Federal Government, State, Federal District or Municipality.
On November 19, 2024, the Granting Authority signed new Concession Contracts 01/2024 and 02/2024 for the Governador Bento Munhoz da Rocha Netto - GBM (“Foz do Areia”), Governador Ney Braga - GNB (“Segredo”) and Governador José Richa - GJR (“Salto Caxias”) Hydroelectric Plants for a period of 30 years, as a result of the process of transforming Copel into a “Corporation” (Note 1).
The generation and transmission concessions due to expire in the next ten years are those related to the Derivação do Rio Jordão HPP, Arturo Andreoli SHP and Bateias-Jaguariaíva 230 kV Transmission Line (Note 2).
Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel. Currently, the regulation of the Decree is under discussion, through Subsidy Calls made available to society by Aneel.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

32.2.7. Risk of non-renewal of concessions - distributions of electricity
The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system. The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.
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
Targets set for Copel Distribuição

			Quality - limits		Quality - performed
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2023	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	8.69	6.39	7.85	5.20
2024	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	—	8.36	5.94	7.92	5.35

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
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.
Quality indicators: For the years 2022 to 2026, the annual limits are set out in Authorising Resolution No. 10,231/2021.
The calculation of results occurs at the end of each calendar year, when the annual disclosure of results in the Regulatory Financial Statements (“DCR”).
32.2.8. Risk of overcontracting and undercontracting of electricity
In the process of purchase of energy, Copel Distribuição ended the year with a contracting level of 102.5%.
The verification of the coverage of the entire market takes into account the period of the calendar year, with the difference between the costs remunerated by the tariff and those actually incurred in the purchase of energy being passed on in full to the captive consumers, provided that the distributor has a contracting level between 100% and 105% of its market, plus the amounts of involuntary over-contracting recognized by the regulator.
Given that the Company ended the year within the regulatory limits, there is no risk of a penalty for overcontracting this year.
32.2.9. Risk of non-performance of wind farms
Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, have generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The balance recorded in liabilities referring to the non-performance is shown in Note 27. The increase in liabilities is due to the fact that the amounts payable were suspended until December 31, 2024 due to discussions in the sector regarding the restriction of generation of wind farms (constrained-off). Furthermore, after a disturbance that occurred in the National Interconnected System - “SIN” on August 15, 2023, the ONS, in a preventive manner, increased the frequency of restrictions, which increased the restriction on generation of wind farms located in the Northeast region. These events of reduced or curtailed generation, particularly from wind and solar power plants, occur when production exceeds the consumption or transmission capacity of the electricity system. The problem is known in the electricity industry as curtailment.
In December 2023, the Federal Tribunal of the 1st Region (TRF1) accepted the arguments of ABEEólica - the Brazilian Wind Energy Association - and ABSOLAR - the Brazilian Solar Photovoltaic Energy Association - and ordered the CCEE to make compensation payments to the generators in the subsequent spot market settlement. This measure was not complied with, as CCEE stated that it was waiting for Aneel to define the rules. In July, before any regulations were issued, Aneel succeeded in having the decision suspended, arguing that there was no urgency to justify the injunction.
In December 2024, the Federal Regional Court of the 1st Region (TRF1) ruled that generators are entitled to compensation for the energy not produced as a result of ONS determinations (curtailment), reinstating the previous injunction but without retroactivity to the moment when it was previously suspended. This decision provides that wind and solar generators will again be compensated for curtailment events with future effect.
Aneel appealed the decision and on January 22, 2025, the Superior Court of Justice (STJ) upheld the petition and suspended the injunction again. In its decision, the STJ argued that the losses resulting from the curtailment could not be passed on to consumers without a more thorough examination of the thesis regarding the inherent risks of the business. As the injunction was lifted before the first financial settlement (which was due to take place in early February), the generators have not been reimbursed for the curtailments that have taken place since then. The case is awaiting a decision on the merits.
32.2.10. Risk related to price of power purchase and sale transactions
The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements:

	Purchase	Sale
2025	865,646	876,276
2026	734,956	708,190
2027	666,018	590,091
2028	460,904	475,714
2029	455,201	458,744
2030 to 2040	2,900,179	3,215,134
	6,082,904	6,324,149
The weighted average (duration) of the contracts is 127 months for energy purchases and 124 months for energy sales.
The activity of selling electricity exposes the Company to the risk of future price volatility, so that part of the future purchase and sale transactions are designated and classified as derivative financial instruments and recognized in the financial statements at fair value through profit or loss based on the difference between the contracted price and the market price of the transactions. The following table shows the fair value balances of the Company's contracts recorded on the date of these financial statements:

	Assets	Liabilities	Net
Current	217,350	(214,955)	2,395
Noncurrent	479,938	(170,837)	309,101
	697,288	(385,792)	311,496
The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2024, without inflation and adjusted for credit risk.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents a sensitivity analysis which, for the base and probable scenarios, considered the accounting balances recorded on the date of these financial statements. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider 25% and 50% increase or decrease.

	Price variation	Baseline 12.31.2024	Projected scenarios
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	311,496	311,496	371,103	430,710
	Decrease	311,496	311,496	251,887	192,280
32.2.11. Counterparty risk in the energy market
The free energy market does not yet have a counterparty to guarantee all contracts (clearing house), so the risk of default is bilateral. As a result, the Company is exposed to the risk of the seller not registering the energy contracted with the CCEE and/or the risk of not receiving payment for the energy sold. In the event of non-registration or non-receipt, the Company is obliged to acquire/sell energy at the spot market price and may also incur regulatory penalties and even the loss of the amount paid.
The Company has a policy that sets limits on possible transactions with each counterparty after analyzing their financial capacity, maturity and history.
Although our policies are more restrictive and our counterparties are in good financial condition, the Company is exposed to systemic events in which the failure of one counterparty to meet its financial obligations triggers events at other trading firms, which may affect the Company's counterparties.
32.3. Capital management
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
The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization) for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. On December 31, 2024, the index was achieved in accordance with the assumptions defined in the contracts.
In addition, the company monitors debt in relation to equity, as shown below.

Indebtedness	12.31.2024	12.31.2023

Loans and financing (a)	5,126,470	5,343,217
Debentures	12,627,365	9,619,106
(-) Cash and cash equivalents	(4,161,939)	(5,634,623)
(-) Bonds and securities - debt contract guarantees	(434,474)	(405,342)
Net debt	13,157,422	8,922,358
Equity	25,636,935	24,191,667
Debt to equity ratio	0.51	0.37
(a) Includes loans and financing that were reclassified to Liabilities classified as held for sale (Note 37).
The average debt cost at the nominal rate in 2024 is 11.96% (11.36% in 2023), which is equivalent to 98.46% of the CDI (97.48% of the CDI in 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

33. Related Party Transactions
The following table shows the balances resulting from the relevant transactions with related parties carried out by the Company, except for transactions involving operations in a regulated environment, recorded in accordance with the criteria and definitions established by the regulatory agents.

	Assets		Liabilities		Revenue			Cost / Expense
Related parties / Nature of operation	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2022	12.31.2024	12.31.2023	12.31.2022
Entities with significant influence
State of Paraná
Dividends	—	—	193,265	168,032	—	—	—	—	—	—
Solidarity Energy Program (a)	22,928	22,314	—	—	—	—	—	—	—	—
Programa Tarifa Rural Noturna (a)	—	—	—	—	—	—	—	—	—	—
Employees transferred (b)	342	382	—	—	—	—	—	—	—	—
BNDES and BNDESPAR
Dividends (c)			281,508	212,455	—	—	—	—	—	—
Financing (Note 19)	—	—	1,796,646	1,939,427	—	—	—	(164,478)	(180,030)	(190,881)
Debentures – wind power (Note 20)	—	—	183,225	200,242	—	—	—	(23,509)	(25,036)	(28,085)

Joint ventures
Caiuá Transmissora de Energia (d)	402	326	—	—	4,726	3,860	3,619	—	—	—
Dividends	2,836	2,737	—	—	—	—	—	—	—	—
Integração Maranhense Transmissora - dividends	3,149	739	—	—	—	—	—	—	—	—
Matrinchã Transmissora de Energia - dividends	14,045	14,022	—	—	—	—	—	—	—	—
Guaraciaba Transmissora de Energia - dividends	34,017	44,882	—	—	—	—	—	—	—	—
Paranaíba Transmissora de Energia - dividends	6,635	8,360	—	—	—	—	—	—	—	—
Cantareira Transmissora de Energia - dividends	9,600	10,421	—	—	—	—	—	—	—	—
Mata de Santa Genebra Transmissão (e)	2,299	2,180	—	—	13,638	13,653	19,318	—	—	—
Dividends	11,527	13,837	—	—	—	—	—	—	—	—
Associates
Dona Francisca Energética S.A. (f)	—	—	1,356	1,356	—	—	—	(14,527)	(15,345)	(16,089)
Dividends	54	514	—	—	—	—	—	—	—	—
Foz do Chopim Energética Ltda. (g)	—	301	—	—	1,456	3,570	3,360	—	—	—
Key management staff
Fees and social security charges (Note 29.2)	—	—	—	—	—	—	—	(40,800)	(22,709)	(19,734)
Pension and healthcare plans (Note 21)	—	—	—	—	—	—	—	(1,809)	(1,641)	(1,384)
Other related parties
Fundação Copel
Administrative property rental	—	—	130,483	120,451	—	—	—	(12,211)	(10,091)	(10,713)
Pension and healthcare plans (Note 21)	—	—	1,158,709	1,484,243	—	—	—	—	—	—
Lactec (h)	7	3	468	323	525	462	645	(1,697)	(5,706)	(5,004)
Sanepar (i)	445	19	—	—	12,164	68	485	—	—	—
Sistema Meteorológico do Paraná – Simepar (j)	—	—	649	702	—	—	—	(7,879)	(8,748)	(7,422)
Tecpar (k)	—	—	—	—	2,281	2,030	2,021	—	—	—
Celepar (k)	—	—	—	—	1,148	1,113	719	(6)	(26)	(11)
Assembleia Legislativa do Paraná (k)	—	—	—	—	326	319	300	—	—	—
Portos do Paraná (k)	—	—	—	—	4,114	5,070	5,552	—	—	—
a)Energia Solidária Program, created by state law No. 20.943/2021, replacing the Luz Fraterna Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For the collection of these charges on electricity bills for the period of September 2010 to June 2015, monitory action No. 0006254-29.2018.8.16.0004 was filed in November 2018 against the State of Paraná, which is responsible for paying the invoices under the terms of State Law No. 14.087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle the debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The lawsuit between Copel and the State of Paraná is currently before the Paraná Court of Justice, where the parties are seeking a review of the decision that recognized part of the claim. The appeal was heard in October 2023 and the judgment has not yet been published. In April 2023, Copel filed a second lawsuit under No. 0000873-24.2023.8.16.0179 to recover the balance of R$25,936. The Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.
b)Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)BNDES is the controller of BNDES Participações S.A. - BNDESPAR, which holds shares in Copel (Note 27.1). BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
d)Contract for operation and maintenance services provided by Copel GeT, expiring on May 10, 2026.
e)Contracts signed by Copel GeT: operation and maintenance, expiring on January 31, 2028, and facility sharing, expiring on January 1, 2043.
f)Energy purchase and sale contract signed by Copel GeT, maturing on March 31, 2025.
g)Operation and maintenance contracts signed by Copel GeT, maturing on May 31, 2024.
h)The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (Oscip) of which Copel is an associate. Lactec has service and research and development contracts with Copel GeT, FDA and Copel DIS, subject to prior or subsequent control, with the approval of Aneel. Copel COM provides services and sells energy to the Institute.
i)Energy sales contract signed by Copel COM.
j)The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
k)Energy sales contract signed between Copel COM and the Instituto de Tecnologia do Paraná - Tecpar (a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).
Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.
In addition, as of December 31, 2024, Copel GeT has energy purchase commitments with Dona Francisca amounting to R$15,964 (R$31,971 as of December 31, 2023) and Copel COM has energy sales commitments signed with agencies and / or entities connected to the Paraná State Government, including Sanepar, amounting to R$201,272 (R$216,029 as of December 31, 2023).

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

For key management personnel, in addition to the short-term benefits shown in the table above, the Long-Term Incentive Plan (ILP) described in Note 27.6 has been established.
33.1. Guarantees awarded to related parties
Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 19 and 20 of these financial statements.
The total amount of financial guarantees provided by Copel as of December 31, 2024, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, is R$4,261 (R$4,492 as of December 31, 2023) and by Copel COM (Copel Mercado Livre) is R$495,653 (R$602,520 as of December 31, 2023).
Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

Company		Operation	Final maturity	Amount approved	Balance (a)	Interest %
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	12,827	49.00
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	78,456	49.0
(3)		Financing	09.15.2032	426,834	324,713
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	237,130	49.0
(5)		Debentures	12.15.2030	118,000	105,001
(6)	Matrinchã Transmissora (b)	Financing BNDES	06.15.2029	691,440	221,140	49.0
(7)		Debentures (2nd)	06.15.2029	180,000	121,039
(8)		Debentures (3rd)	12.15.2038	135,000	163,044
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	27,688	49.0
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,702,206	50.1
(11)		Debentures (3rd)	11.15.2041	1,500,000
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	331,031	24.5
(13)		Debentures	03.15.2028	120,000	56,406
(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.
Operation guarantee: pledge of shares held by Copel Get in the ventures.
34. Commitments
The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

	12.31.2024	12.31.2023
Energy purchase and transportation contracts	102,761,072	102,523,854
Acquisition of assets for electricity distribution	2,435,097	1,741,146
Improvements in transmission facilities	310,665	—
Modernization of GPS UHE	215,573	—
Acquisition of fixed assets and improvements in wind farms	25,673	—

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

35. Insurance
The specification by risk modality and effective date of the main insurance policies can be seen below:

Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.31.2025	2,764,597
Operational risks - HPP Governador Jayme Canet Junior	01.21.2026	2,334,953
Operational risks - Cutia and Bento Miguel	03.29.2025	2,225,164
Named Risks	08.24.2025	1,989,267
Operational risks - HPP Colíder	12.01.2025	1,892,320
Operational risks - Aventura e SRMN	11.28.2025	1,221,932
Operational risks - Brisa Potiguar	11.28.2025	1,101,652
Operational risks - Ventos de Serra do Mel II e IV	11.28.2025	1,101,502
Operational risks - Elejor	09.07.2025	901,950
Fire - owned and rented facilities	08.24.2025	772,189
In addition to the insurance policies listed above, the company and its subsidiaries take out other insurance policies with smaller amounts, such as: D&O insurance, general civil liability, judicial and payment guarantee, miscellaneous risks, life insurance and vehicle insurance. The company also has an indemnity contract in addition to the D&O insurance.
The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.
36. Additional information to the Statement of Cash Flows
36.1. Transactions not involving cash

	12.31.2024	12.31.2023
Additions of contract assets (a)	173,709	171,678
Acquisitions of fixed assets (a)	1,738	3,636
Additions to the Right-of-use asset (b)	189,115	82,886
	364,562	258,200
(a) Correspond to the amount of purchases made in installments and not yet paid off by the end of the period.
(b) Recognition was offset by the lease liability item (Note 24).
The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.
37. Assets held for sale and Discontinued operations
In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio, the prioritization of investments, actions directly related to its core business (electricity), the concentration on larger assets and the improvement of operational efficiency, Copel has evaluated the divestment and recycling of assets and participations, as below.
UEG Araucária S.A. (UEGA)
On December 14, 2023, Copel and Copel GeT signed the Share Purchase and Sale Agreement (“CCVA”) for the equity interest in UEGA with Âmbar Energia S.A., as described in Material Fact 20/23, and the value of the transaction on the base date of September 30, 2023, corresponding to the equity value related to Copel's 81.2% participation, was R$290,662.
On July 1, 2024, after all the conditions of the CCVA had been met, the divestment of all the shares of Copel (20.3%) and Copel GET (60.9%) in UEGA to Âmbar Energia S.A. was completed for the total amount of R$261,355, of which R$58,132 had already been received as an advance on December 14, 2023. The gain recorded in the Company's income, net of transaction costs and taxes, amounted to R$14,504 and is presented in discontinued operations line. With the completion of the process, Copel ceased to control UEGA, transferring its assets and liabilities and the management of its business to the acquirers.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Companhia Paranaense de Gás – Compagas
On July 10, 2024, Copel entered into the Control Block Purchase and Sale Agreement (“CCVBC”) with Compass Dois Ltda., a subsidiary of Compass Gás e Energia S.A., regarding the sale of all shares representing 51% of Compagas and on September 16, 2024, after all conditions set forth in the “CCVBC” were met, the divestment was completed. The Company received 40% of the equity value of R$906,000, adjusted as provided for in the contract considering the base date of December 31, 2023.The payment of the updated remaining balance will occur in stages, with 30% by September 16, 2025 and 30% by September 16, 2026. The gain recorded in the Company's income, net of transaction costs and taxes, was R$455,842 and is presented in the discontinued operations line. Copel's control in Compagas was transferred at the conclusion of the divestment, with the management of its business passing to the acquirers.
Small Generation Assets
On May 8, 2024, the Board of Directors approved the beginning of the non-binding proposals stage for the divestment of 13 small generation assets of the wholly-owned subsidiary Copel GeT, totaling 118.7 MW of installed capacity, as outlined in the table below:

	Granted Power	Assured Energy
	(MW)	(MW average)

HGP Pitangui	0.87	0.09
HGP Chopim I	1.98	1.48
HGP Marumbi	4.80	2.40
HGP Melissa	1.00	0.64
HGP Salto do Vau	0.94	0.57
Palmas Winds	2.50	0.40
SHP Apucaraninha	10.00	6.71
SHP Cavernoso	1.30	0.96
SHP Cavernoso II	19.01	10.56
SHP Chaminé	18.00	11.60
SHP São Jorge	2.30	1.54
HPP Guaricana	36.00	16.10
TPP Figueira	20.00	17.70
	118.70	70.75
On 25 November 2024, a share purchase agreement (“CCVA”) was signed with Electra Hydra/Intrepid for a total amount of R$450,492, representing the equity value of the 13 assets. This amount will be adjusted in accordance with the contract. An advance payment of R$45,000 was received on December 16, 2024. On March 31, 2025, the divestment was partially completed, as disclosed in note 38.2. The assets will be transferred as and when the transactions are closed, which are subject to verification of the usual conditions for this type of transaction, including approval by the competent authorities.
Asset Swap
On December 12, 2024, according to Material Fact 12/24, Copel GeT entered into the Agreement for the Transfer of Establishment, Purchase and Sale of Equity Interest, Assignment of Equity Interest in Consortium with Purchase and Sale of Assets and Other Covenants with Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul, through which they agreed the following:
•Copel GeT will receive (i) Eletrobras' entire 49% stake in the Mauá Hydroelectric Power Plant and (ii) Eletrobras' entire 49.9% stake in the Mata de Santa Genebra S.A. (MSG) transmission company, with Copel GeT now holding a full stake in the respective assets;
•Copel GeT will transfer the Colíder Hydroelectric Power Plant to Eletrobras;
•In addition, Copel GeT will pay R$365,000 to Eletrobras through cash resources at the closing of the transaction, subject to usual market price adjustment mechanisms.
The contract was signed considering the values on the base date of December 31, 2023, which includes the cash transfer and the financing of the three assets.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

The Assets swap is pending satisfaction of the usual conditions precedent for operations of this nature, including approval and consent from competent authorities such as Aneel and BNDES. CADE's approval was granted in January 2025.
The Colíder HPP assets do not represent a separate line of business or a distinct geographical area of operations, nor do they constitute a subsidiary acquired exclusively for resale and are therefore not disclosed as discontinued operations. The company maintains its operations in the power generation sector.
Balances classified as held for sale
The breakdown of assets and liabilities classified as held for sale is as follows:

	HPP Colíder	Small generation assets	12.31.2024	Compagas	UEGA	12.31.2023
Assets classified as held for sale
Cash and cash equivalents	—	13	13	101,437	22,354	123,791
Trade accounts receivable	—	—	—	82,954	—	82,954
Inventories	—	—	—	5,383	—	5,383
Current recoverable taxes and deferred taxes	—	—	—	5,334	112,025	117,359
Judicial deposits	—	—	—	61	41	102
Other receivables	—	—	—	74,083	317	74,400
Contract assets	—	—	—	44,039	—	44,039
Property, plant and equipment	1,602,581	245,844	1,848,425	—	293,751	293,751
Intangible assets	16,762	16,626	33,388	709,626	35	709,661
Right-of-use asset	—	—	—	11,489	—	11,489
	1,619,343	262,483	1,881,826	1,034,406	428,523	1,462,929
Liabilities associated with assets classified as held for sale
Payroll, social charges and accruals	—	—	—	9,452	702	10,154
Accounts payable to suppliers	—	—	—	58,010	3,608	61,618
Taxes due	—	—	—	51,325	277	51,602
Loans and financing	484,981	22,695	507,676	—	—	—
Debentures	—	—	—	284,202	—	284,202
Dividend payable	—	—	—	11,914	8,109	20,023
Accounts payable related to concession	32,505	280	32,785	—	—	—
Post-employment benefits	—	—	—	8,608	718	9,326
Lease liability	—	—	—	11,573	—	11,573
Provisions for legal claims	—	951	951	16,431	10,935	27,366
Other accounts payable	—	—	—	48,710	8,690	57,400
	517,486	23,926	541,412	500,225	33,039	533,264
As of December 31, 2024, the balances include the book values of the assets and liabilities of the 13 small generation projects and the Colíder HPP. These balances have already been adjusted for the cessation of depreciation and amortization. The balances of UEGA and Compagas as of December 31, 2023 were settled with the closing of the operations on July 1, 2024 and September 16, 2024, respectively.
Discontinued Operations
The revenues, costs, expenses, and cash flow movements resulting from UEGA and Compagas, disclosed as discontinued operations, are detailed in the following tables.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Statements of Income from discontinued operations	12.31.2024	12.31.2023	12.31.2022
Net operating revenue	561,141	977,149	1,392,380
Operating costs	(446,073)	(692,718)	(1,322,823)
Gross profit	115,068	284,431	69,557

Selling expenses	(16,261)	(11,451)	(11,071)
General and administrative expenses	(37,874)	(59,410)	(70,026)
Other operational income (expenses)	(2,374)	(14,903)	(20,996)
	(56,509)	(85,764)	(102,093)
Profit (loss) before financial results and taxes	58,559	198,667	(32,536)
Financial results	(10,806)	455	39,847
Operating profit (loss)	47,753	199,122	7,311
Income tax and social contribution	(26,527)	(7,621)	(81,977)
Net income (loss)	21,226	191,501	(74,666)
Gain on the share sales operation	725,778	—	—
Income tax on sales gains	(255,433)	—	—
Net income (loss) from discontinued operations	491,571	191,501	(74,666)
Other comprehensive income from discontinued operations	—	1,650	1,330
Comprehensive income from discontinued operations	491,571	193,151	(73,336)
The table below presents a reconciliation of the results from discontinued operations. The amounts of eliminations of intercompany costs and expenses refer mainly to UEGA's operation and maintenance services provided by Copel GET, and to the monetary restatement of dividends from Compagas and UEGA.

	12.31.2024	12.31.2023	12.31.2022
Result of discontinued operations attributed to shareholders of the parent company	463,690	100,733	(125,812)
Result of discontinued operations attributed to non-controlling shareholders	16,539	67,485	37,521
	480,229	168,218	(88,291)
( + ) Elimination of intercompany costs/expenses	11,342	23,283	13,625
Consolidated results of discontinued operations	491,571	191,501	(74,666)

Statements of Cash Flows from discontinued operations	12.31.2024	12.31.2023	12.31.2022
Net income (loss)	21,226	191,501	(74,666)
Adjustments to reconcile net income	39,476	(12,547)	306,736
Dividends and interest on equity received	36,868	—	—
Changes in assets and liabilities	(57,434)	14,108	(2,709)
Debentures - interest due and paid	(25,051)	(10,423)	—
Loan charges granted to related parties	2,763	—	—
Taxes and charges paid	(14,228)	(57,165)	(51,534)
Cash flows from operational activities	3,620	125,474	177,827
Financial investments	(111)	(144)	22,967
Receipt of loans granted	49,500	—	—
Additions to contract assets, property, plant and equipment and intangible assets	(25,659)	(35,380)	(580,969)
Receipt for alienation	584,983	—	—
Cash flows from investment activities	608,713	(35,524)	(558,002)
Issue of Debentures	—	294,045	—
Issue of loans and financing	59,935	—	—
Payments of principal - debentures	(55,313)	(18,437)	—
Amortization of lease liabilities	(2,338)	(3,041)	(2,988)
Dividends and interest on own capital paid	(11,940)	(195,890)	—
Cash flows from financing activities	(9,656)	76,677	(2,988)
Changes in cash and cash equivalents	602,677	166,627	(383,163)

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

38. Subsequent events
38.1. Divestment of Baixo Iguaçu Consortiums
On February 21, 2025, according to Material Fact 01/25, Copel GeT has exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. (“Céu Azul”), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu (“CEBI”), responsible for operating the Baixo Iguaçu Hydroelectric Power Plant, for an equity value of R$984 million. The acquisition commitment was formalized through adherence to the Share Purchase and Sale Agreement and Other Covenants (“CCVA 1”), which had already been negotiated between Neoenergia and the original potential buyer of this stake.
After exercising the right of first refusal, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O. (“CCVA 2”), through which Copel GeT committed to selling: (i) the entirety of the aforementioned equity interest in Céu Azul, which it will hold upon the closing of the transaction provided for in CCVA 1, and (ii) its 30% minority stake in CEBI, for an equity value of R$570 million, so that the buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The total transaction amounts to R$1,554 million in equity value.
The transaction capitalizes on a business opportunity that creates value for Copel and optimizes its operational and administrative structure. Copel GeT received an upfront payment equivalent to 10% of the total equity value, with the remaining balance to be paid by the closing date, subject to customary adjustments for this type of transaction. The closing of transactions under CCVA 1 and CCVA 2 is conditional on the fulfillment of certain conditions precedent, which are characteristic of this type of operation.
38.2 Partial closing of the divestment in small generation assets
On March 31, 2025, according to Notice to market 06/25, the Company partially concluded the divestment in small generation assets, in the amount of R$219.5 million (49.0% of the total transaction), after fulfilling all precedent conditions related to the assets involved in this closing. As of December 31, 2024, the assets and liabilities associated with these small generation assets are recorded as assets and liabilities held for sale (Note 37). The divestment amount for the remaining assets will be received upon compliance with the usual precedent conditions established in the Share Purchase and Sale Agreement (CCVA).
38.3. Debentures issuance
On March 11, 2025, Copel GeT settled the 10th issuance of simple debentures, non-convertible into shares, with additional personal guarantee, in three series, in the amounts of R$500,000, R$500,000 and R$1,000,000. The remuneration corresponds to the accumulated variation of the DI plus a spread of 0.59% per year and 0.79% per year for the first two series and 7.4820% per year for the third series, with maturity terms of 4.7 and 12 years, in each series, respectively.
39. Condensed individual financial information of Companhia Paranaense de Energia - Copel
In order to attend Rule 12-04 of Regulation S-X of the Securities and Exchange Commission (the “SEC”), Management has incorporated the condensed individual financial information of Companhia Paranaense de Energia - Copel in these financial statements, as part of the Form 20-F.
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

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.1. Condensed statements of financial position

ASSETS	12.31.2024	12.31.2023
Current assets
Cash and cash equivalents	280,340	2,231,413
Bonds and securities	95	93
Dividends receivables (39.5.3)	2,644,431	1,942,406
Other current receivables	301,929	2,431
Income tax and social contribution	32,349	113,532
Prepaid expenses	944	1,897
Receivable from related parties (39.5.1)	4,754	54
	3,264,842	4,291,826
Assets held for sale	—	528,195
	3,264,842	4,820,021

Noncurrent assets
Other temporary investments	15,894	31,728
Judicial deposits	136,677	143,371
Other current receivables	298,120	18
Income tax and social contribution	79,504	—
Deferred tax assets	136,536	359,485
Other noncurrent recoverable taxes	42,126	41,078
Receivables from related parties (39.5.1)	—	35,507
	708,857	611,187

Investments (39.5.2)	22,431,868	19,906,237
Property, Plant and Equipment, net	7,248	8,424
Intangible Assets	8,546	6,336
Right-of-use asset	7,815	6,692
	23,164,334	20,538,876

Total assets	26,429,176	25,358,897

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2024	12.31.2023
Current liabilities
Payroll, social charges and accruals	20,805	30,608
Related parties (39.5.1)	1,690	1,838
Suppliers (39.5.6)	3,362	4,530
Income tax and social contribution	—	183
Other taxes payable	614	476
Dividends payable	3,881	464,147
Post employment benefits	4,348	3,842
Lease liability	604	405
Other accounts payable	369,395	15,136
Provisions for legal claims	—	336,000
	404,699	857,165
Noncurrent liabilities
Payroll, social charges and accruals	427	—
Related parties (39.5.1)	5,851	5,851
Other taxes due	—	4,030
Post employment benefits	37,631	47,537
Lease liability	7,761	6,681
Other accounts payable	90,966	25,297
Provisions for legal claims (39.5.4)	207,123	526,183
	349,759	615,579
Equity
Share capital	12,821,758	12,821,758
Capital reserve	5,595	—
Equity valuation adjustments	517,408	307,050
Treasury shares	(50,044)	—
Legal reserves	1,766,110	1,625,628
Retained earnings	9,363,866	9,000,506
Additional dividends proposed	1,250,025	131,211
	25,674,718	23,886,153
Total liabilities and equity	26,429,176	25,358,897

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.2. Condensed statements of income

	12.31.2024	12.31.2023	12.31.2022
Operating revenues (expenses)
General and administrative expenses	(165,896)	(177,097)	(111,665)
Other revenues (expenses), net	(87,455)	(38,990)	(441,601)
Result of equity in investees	2,512,087	2,332,609	1,746,263
	2,258,736	2,116,522	1,192,997

Operating income before financial results	2,258,736	2,116,522	1,192,997

Financial income (expenses)
Financial revenues	211,411	145,881	57,658
Financial expenses	(147,583)	(115,669)	(177,375)
	63,828	30,212	(119,717)

Operating income	2,322,564	2,146,734	1,073,280

Income tax and social contribution
Income tax and social contribution	6,732	(5,737)	—
Deferred income tax and social contribution	16,645	17,080	164,539
	23,377	11,343	164,539

Net income from continuing operations	2,345,941	2,158,077	1,237,819

Discontinued operations
Net income (loss) from discontinued operations	463,690	100,733	(125,812)

Net income	2,809,631	2,258,810	1,112,007

BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais
Common shares	0.89163	0.78574	0.38839
Class A preferred shares	0.98165	0.90931	0.50343
Class B preferred shares	0.98086	0.80600	0.41745

DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais
Common shares	0.89051	0.78574	0.38839
Class A preferred shares	0.98165	0.90931	0.50343
Class B preferred shares	0.98087	0.80600	0.41745
39.3. Condensed statement of comprehensive income

	12.31.2024	12.31.2023	12.31.2022
NET INCOME	2,809,631	2,258,810	1,112,007
Other comprehensive income
Items that will never be reclassified to profit or loss
Adjustments related to actuarial liabilities
Post employment benefits	9,483	(25,082)	(11,336)
Post employment benefits - equity	233,629	(234,283)	209,991
Taxes on other comprehensive income	(3,224)	8,528	3,854
Items that may be reclassified to profit or loss
Adjustments related to financial assets - equity	(184)	(2,942)	4,757
Total comprehensive income, net of taxes	239,704	(253,779)	207,266
TOTAL COMPREHENSIVE INCOME	3,049,335	2,005,031	1,319,273

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.4. Condensed statements of cash flows

	12.31.2024	12.31.2023	12.31.2022
Net cash generated from operating activities	(183,674)	811,605	3,079,427

Cash flow from investing activities
Financial investments	15,832	(6,109)	(5,636)
Loans and financing granted to related parties	(22,200)	(236,024)	(146,063)
Receipt of loans and financing granted to related parties	22,200	282,087	100,000
Investment disposal	2,066	14,533	—
Additions in investments	(613,150)	(61,950)	(4,829)
Additions to property, plant and equipment	(17)	(1,659)	(4,436)
Additions to intangible assets	(2,378)	(1,742)	(1,592)

Net cash used in investing activities from continuing operations	(597,647)	(10,864)	(62,556)

Net cash generated by investment activities from discontinued operations	467,566	(35,000)	—

Net cash used from investing activities	(130,081)	(45,864)	(62,556)

Cash flow from financing activities
Amortization of principal - loans and financing	—	—	(774,899)
Amortization of principal - debentures	—	—	(500,000)
Payments of principal of lease liabilities	(709)	(512)	(378)
Capital increase	—	2,031,619	—
Transaction costs in capital increase	—	(14,941)	—
Share buyback	(50,044)	—	—
Dividends and interest on own capital paid	(1,586,565)	(750,371)	(2,167,769)

Net cash used in financing activities	(1,637,318)	1,265,795	(3,443,046)

Total effects on cash and cash equivalents	(1,951,073)	2,031,536	(426,175)

Cash and cash equivalents at the beginning of the period	2,231,413	199,877	626,052
Cash and cash equivalents at the end of the period	280,340	2,231,413	199,877

Change in cash and cash equivalents	(1,951,073)	2,031,536	(426,175)
39.5. Additional individual information related to Companhia Paranaense de Energia - Copel
39.5.1. Related Parties

	12.31.2024	12.31.2023
Assets
Structure sharing (a)	4,754	54
UEGA - loan agreement (b)	—	35,507
	4,754	35,561
Liabilities
Structure sharing (a)	1,690	1,838
Elejor advance	5,851	5,851
	7,541	7,689
a) Structure sharing
Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.
b) Loan Agreement - UEG Araucária
On July 4, 2023, a loan agreement was signed between Copel and UEG Araucária, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract was settled on July 1, 2024.

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.5.2. Investments

	12.31.2024	12.31.2023
Copel Geração e Transmissão	14,239,420	12,551,604
Copel Distribuição	7,665,584	6,782,865
Copel Serviços	63,270	54,323
Copel Comercialização	288,626	342,204
Elejor	8,480	9,235
Other investments (a)	166,488	166,006
	22,431,868	19,906,237
(a) The information regarding joint ventures, associates and other investments are presented in Note 14.
39.5.3. Dividends receivable

	12.31.2024	12.31.2023
Subsidiaries
Copel Geração e Transmissão	1,699,433	1,274,433
Copel Distribuição	663,654	460,904
Copel Comercialização	280,873	185,341
Compagas	—	12,400
UEG Araucária	—	8,756

Joint ventures and Associates
Dona Francisca	54	514

Other investments	417	58
	2,644,431	1,942,406
39.5.4. Provisions for legal claims

	12.31.2024	12.31.2023
Tax Claim	190,571	167,062
Labor	5,099	4,812
Employee benefits	375	290
Civil	11,078	690,019
	207,123	862,183

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

39.5.5. Restriction of transfer of funds from subsidiaries
The subsidiaries described below qualify as either concessionaires of public services or independent power producers. As such, any transfer of funds to the respective Parent Company, in the form of loans or advances, requires approval by the regulator. This regulatory restriction does not apply to cash dividends determined in accordance with the Brazilian Corporate Law. Total restricted subsidiaries net assets are composed as follows:

	12.31.2024	12.31.2023
Copel Geração e Transmissão	14,239,420	12,748,168
Copel Distribuição	7,665,584	6,782,866
Compagas	—	514,666
UEG Araucária	—	317,611
	21,905,004	20,363,311
39.5.6. Liquidity
The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2024
Suppliers	—	3,356	—	6	—	—	3,362
Lease liability	4.35% a 15.55% a.a.	82	168	761	3,016	7,463	11,490
		3,438	168	767	3,016	7,463	14,852
(a) Effective interest rate - weighted average.