Form 20-F
period 2025-12-31
ENERGY CO OF PARANA
filed 2026-04-16
CIK 1041792

As filed with the Securities and Exchange Commission on April 15, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 2025
2,982,810,590 Common Shares, without par value
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
Yes ☐ No ☒

Form 20-F 2026_FY25

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | i

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Financial Statements

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | ii

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
In this annual report, we refer to Companhia Paranaense de Energia ‒ Copel, and, unless the context otherwise requires, its consolidated subsidiaries as “Copel,” the “Company,” “we” or “us.”
References to (i) “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), and (ii) “U.S. dollars,” “dollars” or “US$” are to United States dollars. We maintain our books and records in reais. Certain figures included in this annual report have been subject to rounding adjustments.
Our audited consolidated financial statements as of December 31, 2025, and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 are included in this annual report. We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).
References in this annual report to the “Common Shares” are to our common shares. References to “Special Class Preferred Share” are to our special class preferred share, exclusively owned by the State of Paraná. References to “American Depositary Shares” or “ADSs” are to our American Depositary Shares, which represent four Common Shares each (“Common Share ADSs”). ADSs are listed on the “NYSE” (the New York Stock Exchange).
References in this annual report to the “Class A Shares”, “Class B Shares” and “Class C Shares” are to our Class A, Class B and Class C preferred shares which were all exchanged for common shares as part of our migration to the Novo Mercado, which is a special listing segment of B3 (Brasil, Bolsa, Balcão) that requires companies to adopt the highest standards of corporate governance and transparency in Brazil. References to “Preferred Share ADSs” are to ADSs representing four Class B Shares each, which were all exchanged for Common Share ADSs.
Certain terms are defined the first time they are used in this annual report. As used herein, all references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; and references to “kV” are to kilovolts. These and other technical terms are defined in the “Technical Glossary”.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 1

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. We may also make written or oral forward-looking statements in our annual report to shareholders, in our offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors, or employees. These statements are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve only the current view of management and are subject to a number of inherent risks and uncertainties. There is no guarantee that the expected events, trends, or results will actually occur. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•Brazilian political and economic conditions;
•economic conditions in the State of Paraná;
•technical, operational, legal, and regulatory conditions related to the provision of electricity services;
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 2

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 3. KEY INFORMATION
RISK FACTORS
The following is a summary of the Risk Factors listed in this annual report:
Risks Relating to Our Company and Our Operations
•We are largely dependent on the economy of the State of Paraná in relation to the energy distribution business.
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
•We are subject to risks related to the social and environmental impacts of our projects.
•Failures of the dams under our responsibility may cause serious damage to affected communities, our results, and our reputation.
•We are involved in several lawsuits that could have a material adverse effect on our business, operational results, financial position, and reputation if their outcome is unfavorable to us.
•Our financial and operational performance may be negatively affected by natural disasters, epidemics and other catastrophes that affect biodiversity, society, and the Brazilian economy.
•The implementation of our new billing project may expose us to increased operational risks, and failures or delays in the implementation may prevent us from obtaining the benefits of this automated billing system.
•Our governance, compliance, and internal controls may not prevent violations of legal, regulatory, ethical, or governance standards.
•The rules governing electricity trading and market conditions may affect the sale prices of electricity.
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
•If we fail to attract, retain, and manage qualified workforce, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 3

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
•We are subject to the risk of exchange rate variation in connection with energy and import.
•We are subject to unrealized losses or net gains arising from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices.
•Our equipment, facilities and operations are subject to numerous environmental and health regulations, which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.
•We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.
•We cannot assure we can keep up with the changes the energy sector is undergoing as a result of technology advances and the adoption of artificial intelligence.
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
•Economic and political adversities in other regions—particularly in developed economies and in emerging markets—may adversely affect foreign investment flows into Brazil and, consequently, the pace of Brazil’s economic growth.
•Geopolitical risks and military hostilities, including in the Middle East, as well as potential economic sanctions resulting from these confrontations could negatively affect our business with increased costs and expenses.
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
Risks related to our corporate governance and our ADSs
•After our transformation into a corporation with dispersed capital, we no longer have a controlling shareholder and are exposed to significant influence of shareholders or group of shareholders.
•Anti‑takeover provisions in our Bylaws may discourage third parties from attempting to acquire us and may adversely affect the rights of holders of our common stock.
•ADS holders may have more limited rights than holders of shares in Brazil and may be unable to exercise voting rights or preemptive rights relating to the shares underlying their ADSs.
•ADS holders may be unable to exercise tag‑along rights.
•ADS holders may not receive dividend payments.
•Sales of a substantial number of shares or ADSs, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares or ADSs.
•Future issuances of shares may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 4

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•Holders of our ADSs may be unable to enforce judgments against our directors or officers.
•Judgments of Brazilian courts with respect to our shares will be payable only in Brazilian reais.

Risks Relating to Our Company and our Operations
We are largely dependent on the economy of the State of Paraná in relation to the energy distribution business.

The distribution market for most of our sales of electricity is the State of Paraná. Although a more competitive market involving possible sales to customers outside Paraná might develop in the future, our business depends and is expected to continue to depend to a very large extent on the economic conditions of Paraná.
An increase in electricity prices, combined with poor economic performance in the State of Paraná, could affect the ability of some of our distribution customers to pay amounts owed to us. As of December 31, 2025, our overdue receivables totaled R$ 605.5 million, after deducting expected credit losses of R$ 245.6 million.

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
Our business relies on maintaining, renewing, and obtaining necessary licenses, permits, concessions, registrations, and authorizations, including environmental licenses for our operations and new projects and licenses from ANEEL and the MME, as well as compliance with regulations governing our facilities and activities. The lack of any necessary licenses, permits, concessions, registrations, or authorizations or any challenges to our licenses, permits, concessions, registrations, and authorizations, or their expiration without renewal could materially and adversely affect our business, financial condition, results of operations, and reputation, and expose us to penalties under applicable regulations.
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
We operate systems, interconnected networks with other utilities and infrastructures for generation, transmission and distribution systems and grids, which involve various risks, such as operational setbacks and unexpected interruptions, caused by accidents, breakdown or failure of equipment or processes, performance below expected levels of availability and efficiency of assets, or disasters (such as explosions, fires, natural phenomena, landslides, sabotage, vandalism, and similar events). In addition, operational decisions by authorities responsible for the electricity grid, environment matters, operations and other issues affecting the electricity generation, transmission or distribution could have an adverse effect on the performance and profitability of the operations of our generation, transmission and distribution systems. Our insurance could be insufficient to cover the costs and losses that we may incur as a result of the damages caused to our assets or due to outages.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 5

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The revenues that our subsidiaries generate from establishing, operating and maintaining their facilities are related to the availability of equipment and assets, and to the quality of the services (continuity and service in accordance with levels demanded by regulations). Under our concession agreements, we and our subsidiaries are subject to: (i) a reduction of the distributor revenue as a result of the reduction of the so-called “Portion B” allocation in the revenue calculation formula; (ii) a reduction of the APR, the annual permitted revenue, for the transmission companies; (iii) the effects of the Availability Factor (Fator de Disponibilidade, or “FID”) and the offtake guarantee levels for the generation facilities; and (iv) the application of penalties and payment of compensation amounts, depending on the scope, severity and duration of non-availability of the services and equipment. Under Brazilian Law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity such as abrupt interruptions arising from the generation, transmission or distribution systems. Therefore, outages or stoppages in our generation, transmission and distribution facilities, or in substations or grids, may cause a material adverse effect on our business, financial situation, reputation and results of operations.
Failures in our cybersecurity controls or unauthorized disclosure of information, as well as failure to comply with existing data privacy and data security laws may adversely affect our business and reputation, including the risk of interruption in energy supply and suspension of operations.
We collect, store, process and use confidential information related to our business and operations. In our ordinary course of business, we also collect and store our customers’ personal data in our data centers located at our own premises. We have been subject to cyber attacks in previous years, and we may be vulnerable to failures whether caused by technical failures, negligence, accident or cyber-attacks. Those failures may result in disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and disruptions to or interruption in our business operations.
We are subject to Brazilian laws and regulations relating to data protection and data privacy, mainly the Brazilian Federal Law No. 13,709/2018, the Brazilian data protection law (Lei Geral de Proteção de Dados, or “LGPD”) that sets forth the legal framework for the processing of personal data and administrative penalties applicable for non-compliance with LGPD. Violations of this statute and related regulations, including leakage of personal data, could result in individual or collective lawsuits against us, the imposition of fines of up to R$ 50 million, capped at 2% of the billing of the group in Brazil for infringement, among other civil, administrative and criminal penalties, as well as damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.
We are subject to risks related to social and environmental impacts of our projects.
The construction and operation of our assets may modify the ecosystem, particularly the natural state of the water resources and of the vegetation of the flooded river basin in the case of HPPs. Our projects may cause direct and indirect impacts in the local communities, such as housing displacement. They may affect the economic outputs of the local communities, lead to the loss of cultural identity or increase the demand for government services. Our wind energy projects in particular can generate impacts such as changes in the landscape, noise pollution, and risks to local wildlife, especially birds. In these cases, we may be required to implement specific plans to minimize and mitigate those impacts, which may result in reputational damage and financial losses for our business.
Failures in dams under our responsibility may cause serious damages to the affected communities, to our results and to our reputation.
Dams are important infrastructures to our business, and are fundamental components of our HPPs for the purposes of diking and storing water, accounting for the majority of our energy generation capacity. However, in any dam, there is an intrinsic risk of ruptures caused by different internal and external factors. Therefore, we are subject to the risk of a dam failure that could have repercussions much greater than just the loss of hydroelectric power generation capacity. A dam failure may result in economic, social, regulatory and environmental damages and potential loss of human life in the communities downstream from the dams, which may have a material adverse effect on our reputation, business, operational results and financial conditions.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 6

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

We are involved in several lawsuits that could have a material adverse effect on our business, operational results, financial position, and reputation if their outcome is unfavorable to us.
We are the defendant in several legal proceedings, mainly relating to civil, administrative, labor, environmental and tax claims. The outcome of these proceedings is uncertain and, if decided against us, may result in obligations that could materially adversely affect our results of operations. As of December 31, 2025, our provisions for legal claims, which are probable (more likely than not) and estimated losses are reasonable, were R$ 1,571.6 million. For more information, see “Item 8. Financial Information—Consolidated Financial Information—Legal Proceedings.”
Unfavorable decisions against us, particularly in cases involving large amounts or that affect our ability to conduct our business as planned, may cause an adverse effect on our results, as well as on our business, reputation, financial position, and the market value of our shares. For more information, see “Item 8. Financial Information — Legal proceedings.”
Our financial and operational performance may be negatively affected by natural disasters, epidemics and other catastrophes that affect biodiversity, society, and the Brazilian economy.
The emergence of new epidemics, natural disasters, or other global or regional catastrophes could lead to reduced consumption in commercial and industrial segments, intermittent volatility in international and Brazilian markets, governmental and private actions including restrictions on the movement and transportation of people, goods, and services, and potentially result in the partial or complete shutdown of private establishments and public offices, disruptions in the supply chain, and increased government intervention in economies. These events may have a significant negative effect on both the global and Brazilian economies, potentially leading to a decrease in economic activity, currency devaluation and volatility, increased fiscal deficits and constraints on public investment, delays in judicial, arbitration, and administrative proceedings, temporary imposition of more burdensome taxation on our business activities, reduced liquidity in international and Brazilian markets; and volatility in the prices of raw materials and other inputs, among other effects. The occurrence and duration of any of these events could impact the liquidity and market value of our shares and have negative effects on our business operations. We cannot guarantee that there will be no regional and global outbreaks of communicable diseases, and if they occur, we cannot guarantee that we will be able to avoid adverse impacts on our businesses, operations, and financial results.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 7

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
Energy trading is affected by changes in the methodology used to calculate energy price in the short-term (Preço de Liquidação de Diferenças, or “PLD”). PLD is currently determined by the results of optimization models of operation of the interconnected systems used by the ONS and by CCEE. In such determination, there may be data entry errors or errors in the model, which may lead to an unexpected change of the PLD and possible future republications of the PLD. Any of such events may cause market uncertainty, reduction of liquidity, and financial losses with unexpected price variation. The PLD is calculated for each submarket on an hourly basis, as proposed by the Standing Committee for Analysis of Methodologies and Programs (Comissão Permanente para Análise de Metodologias e Programas Computacionais do Setor Elétrico - CPAMP), in accordance with the implementation schedule defined by Ordinance No. 301/2019. Any change in the energy trading rules related to the increase of restrictions for the entry of new customers in the Free Market may adversely affect our energy trading business.
Excess supply of energy in the market, particularly as a result of new energy projects, incentivized renewable energy projects, including distributed generation projects, and other subsidies may cause a decrease in the energy prices and adversely impact our energy business, with the possibility of effects on electricity sales to final customers, electricity sales to distributors and energy traders and use of the main distribution and transmission grid.
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
We are involved in various transmission, generation and distribution projects, which are subject to the performance obligations of various third parties over whom we have no control. In addition, project development is subject to environmental, engineering and construction risks that can lead to cost overruns, delays and other impediments to completing a project on time and within budget. We cannot assure you that we will be able to: (i) obtain all required permits and approvals for our projects; (ii) secure private sector partners for any of our projects; or (iii) obtain adequate financing for our projects or that financing will be available on a non-recourse basis to us. If we are unable to complete a project or such project is delayed, this may decrease our expected financial return from the project, which may lead to impairment.
The operations of our suppliers and service providers may be substantially and adversely affected by factors and events beyond our control, such as fires, natural disasters, disease outbreaks, pandemics, strikes, system failures, terrorist attacks, deforestation, and political or armed conflicts—including those currently underway in different regions, as well as tensions between major powers and their respective allies, with potential impacts on global supply chains, energy markets, and trade flows—in addition to trade sanctions and other similar events.
The evolution of these scenarios, combined with high inflation, volatility in commodity and financial markets, exchange rate fluctuations, and liquidity constraints in capital markets, among other factors, could generate significant impacts. In this context, if the affected services cannot be replaced or restored in the impacted regions, the supply of electricity to our customers may be compromised or interrupted, negatively affecting our results.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 8

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
In the last few years, there have been critical climate events, which led us to promote research regarding future climate scenarios resulting from global warming in hydraulic generation assets (until 2100) and distribution assets (until 2050). If we fail to properly identify and incorporate the risks associated with climate change into our risk framework, to adequately measure, manage and disclose the various financial and operational risks that may result from climate change, or to adapt our strategy and business model to a changing regulatory and market environment, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements and financial condition. In 2025, the area under our energy distribution concession was impacted by a tornado, with wind gusts reaching approximately 300 km/h, which hit the municipality of Rio Bonito do Iguaçu, in the State of Paraná, causing significant damage to the electrical system infrastructure. We cannot guarantee that similar events will not take place again and materially and adversely affect our operations.
Failure to comply with ESG guidelines can adversely affect our operations, results and reputation.
Our ESG practices are continually developing. This includes making commitments to achieve specific standards or deadlines for better social, governance, and sustainability practices, as well as incorporating sustainability into our business operations. Failure to comply with corporate ESG guidelines or commitments, including our Integrated Report, could result in financial and operational losses, as well as reputational damage. We are moving towards finalizing the sale process of TPP Figueira, awaiting approval from the MME, a necessary step to close the transaction.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 9

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
Our employees, whether permanent staff or outsourced, are represented by unions. Disagreements regarding issues related to divestments, changes to our business strategy, our voluntary severance programs (Programa de Desligamento Voluntário - PDV), or reductions in the professional staff may lead employees to react negatively. Strikes, work interruptions, or other forms of protests involving our own employees in any of our major suppliers or contractors or at their facilities may undermine our ability to complete relevant projects on time, negatively impacting our results of operations, and adversely affect our ability to achieve long-term strategic goals.
We may also be held liable, under joint and several or subsidiary liability, for any labor or social security obligations imposed by courts on employees of our third-party service providers, including the recognition of an employment relationship. This could lead to contingencies and indemnity payments, significantly and negatively impacting our business.
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
We are dependent on the prevailing hydrological conditions throughout Brazil and in the geographic region in which we operate. According to data from ANEEL, approximately 53.6% of Brazil’s installed capacity currently comes from hydroelectric generation facilities. Hydrological conditions in our region, and Brazil in general, are frequently subject to changes because of non-cyclical deviations in average rainfall.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 10

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
When there is great availability of hydrological resources, the spot prices tend to remain at lower levels, which may not be enough to (i) cover the generation costs of this very same energy (when related to our generation business) and (ii) cover the cost of the power purchase and sale agreement in our energy trading business. In this scenario, long-term energy prices may also be impacted and remain at lower levels, which may reduce our margins or not be enough to cover the generation costs of this very same energy. Conversely, if hydrological availability is affected, spot prices tend to increase significantly, in addition to occasionally impacting the Generation Scaling Factor, which may adversely impact our costs of energy purchases, as the price set forth in power purchase and sale agreements may not be sufficient.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 11

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Certain customers in our distribution concession area may cease to purchase energy from our distribution business.
Our distribution business generates a large portion of its revenues by selling energy that it purchases from generation companies. Large electricity customers within the geographic area of our concession that meet certain regulatory requirements may qualify as Free Customers. A Free Customer in our distribution concession area is entitled to purchase energy directly from generation and energy trading companies rather than through our distribution business, in which case that Free Customer would cease to pay our distribution business for that energy that we previously supplied.
In addition, ANEEL has issued regulations related to micro and mini distributed generation, which facilitates the purchase or lease of power generation equipment by customers, especially solar photovoltaic modules, to produce energy for their own consumption. Such regulation was revised following the adoption of a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022). The legislation was recently regulated by ANEEL’s Normative Resolution No. 1,059/2023.
If the number of customers with micro and mini distributed generation within the geographic area of our concession increases, our revenues and results of operations could also be adversely affected.
We generate a portion of our operating revenues from Free Customers who may seek other energy suppliers upon the expiration of their contracts with us.
As of December 31, 2025, we served 1,537 free market customers through our energy trading company, across 23 states, with an average of 3.2 GW of energy traded on the CCEE, registering an 18% growth compared to the previous period.
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
If we fail to establish new business relationships or maintain existing relationships on favorable terms, we may be unable to offer certain products and services to Free Customers or to offer competitive prices and terms to Free Customers, which could adversely affect our financial condition, results of operations and cash flows. We cannot assure you that we will be able to replace such Free Customer in a timely manner and without material disruption to our operations, and the termination or rescission of any contract with a Free Customer, even for reasons beyond our control, could have a material adverse effect on our operations and operating and financial results.
We may be forced to purchase or sell energy in the spot market at higher or lower prices and we may not be entitled to pass on any increased costs or incurred losses to our final customers in a timely manner, or at all.
Under the Law No 10,848/2004, New Industry Model Law, electric energy distributors, including us, must contract, through public bids conducted by ANEEL, 100% of the forecasted electric energy demand for their respective distribution concession areas. The auctions in which the distributors are allowed to purchase energy are held up to seven years prior to the actual delivery of electric energy. We cannot guarantee that our forecasts for energy demand in our distribution concession area will be accurate. If our forecasts fall short of actual electricity demand, or if we are unable to purchase energy through the regulated market due to the lack of energy supply in the market, or if energy we contracted for fails to be delivered, we may be forced to make up for the shortfall by entering into short-term agreements to purchase electricity in the spot market where we may pay significantly more for energy without being able to pass on these increased costs to our final customers. In addition, if we underestimate our distribution energy needs, we may be subject to penalties imposed by the CCEE. Moreover, if our forecasts surpass actual demand by more than the allowed margin (105% of actual demand), including where demand is depressed due to government campaigns in response to poor hydrological conditions, due to reduced economic activity, or loss of Free Customers in our concession area, we may not be able to pass on to our final customers the cost of the excess energy that we acquire.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 12

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

We are subject to a counterparty’s credit risk in agreements entered into with Copel Comercialização (Copel Mercado Livre) and in case of default, we may have to sell or purchase energy at a different base price.
Copel Comercialização is subject to a counterparty’s credit risk. When Copel Comercialização sells energy, the counterparties to the agreements may default on their contractual obligations, which may cause Copel Comercialização to sell energy at a different base price. In cases where we purchase energy, whether from energy generation projects, in operation or under construction, or even from energy trading, the selling counterparties may also default on the relevant contracts, and, consequently, Copel Comercialização may have to buy energy at a different base price and be subject to regulatory penalties imposed by CCEE due to insufficient contractual guarantees. The guarantees or collateral provided by our counterparties in connection with the power purchase and sale agreements may not be sufficient to cover losses we suffer if our counterparties fail to comply with their payment obligation or with their obligation to deliver energy, which may adversely affect our results.
We are subject to the risk of exchange rate variation in connection with energy and import.
Our subsidiary Copel Comercialização (Copel Mercado Livre) has obtained authorization from the MME to import and export energy from Argentina and Uruguay. In addition, Copel Comercialização has authorizations granted by the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis do Brasil, “ANP”) for the activities of (i) loading of natural gas; (ii) commercialization of natural gas; (iii) foreign trade agent. In this sense, we will be exposed to exchange rate fluctuation in connection with any such energy import, as well as risk of exchange rate variation for the natural gas market, considering that part of these transactions may be carried out in foreign currencies.
We are subject to unrealized losses or net gains arising from the mark-to-market of the purchase and sale of energy contracts, which may expose us to the risk of future energy prices.
Our subsidiary Copel Comercialização (Copel Mercado Livre) is in the energy trading market, and part of these trades are classified as derivative financial instruments measured at fair value through its results. Unrealized net losses or gains resulting from the mark-to-market of these contracts (difference between contracted prices and market prices) are recognized in the results of the fiscal year. This activity may adversely expose our results to the fluctuations of future energy prices.
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
In accordance with the Stockholm Convention on Persistent Organic Pollutants, Brazilian legislation requires us to eliminate the use of polychlorinated biphenyls ('PCBs') in our equipment by 2025 and to carry out environmentally correct management of these PCB-containing liquids by 2028. In our operations, most of the equipment containing this product has already been removed, leaving only a few replacements. Until this stage is completed, we remain exposed to the risk of contamination during operations and the possibility of incidents arising from maintenance, as well as the extra costs associated with replacement and final disposal.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 13

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

We are strictly liable for any damages resulting from inadequate provision of electricity services and our insurance policies may not fully cover such damages.
We are strictly liable under Brazilian law for damages resulting from the inadequate provision of electricity distribution services, which means that we may incur liability even for factors beyond our control and without our negligence. Liability in these cases can involve material amounts, which could have a negative effect on our results and financial condition. In addition, our distribution, transmission and generation utilities may be held liable for damages caused to others as a result of interruptions or disturbances arising from the Brazilian generation, transmission or distribution systems, whenever these interruptions or disturbances are not attributed to an identifiable member of ONS. We cannot assure you that our insurance policies will fully cover damages resulting from inadequate rendering of electricity services, which may have an adverse effect on us.
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
We cannot assure we can keep up with the changes the energy sector is undergoing as a result of technology advances and the adoption of artificial intelligence.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 14

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•controls on capital flows; and/or
•limitation on foreign trade.
In the last few years, Brazil faced adverse fiscal developments and political instability. Brazilian GDP grew by 2.3% in 2025, grew by 3.4% in 2024, and grew by 2.9% in 2023. Unemployment rate was 5.2% in 2025, 6.6% in 2024, and 7.4% in 2023. Inflation, as reported by the IPCA, was 4.26% in 2025, 4.83% in 2024, and 4.62% in 2023. The Brazilian Central Bank’s base interest rate (“SELIC”) was 15.00% on December 31, 2025, 12.25% on December 31, 2024, and 11.75% on December 31, 2023.
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
Furthermore, considering the Brazilian presidential system and the substantial influence exerted by the executive branch in defining and implementing public policies, it is not possible to predict whether future government decisions may generate adverse effects on the Brazilian economy and, consequently, on our businesses.
Presidential elections will take place in 2026, and potential changes in economic policy or other government initiatives resulting from the electoral process could increase macroeconomic uncertainty and volatility. Changes in fiscal, monetary, regulatory, or sectoral policies, as well as any changes in the institutional environment, could impact our operating costs, the demand for our services, and access to financing.
Inflation and governmental measures to curb inflation, particularly increases in interest rates, may contribute to economic uncertainty in Brazil, and could reduce our margins, results and the market price of the ADSs.
Brazil has historically faced periods of high inflation, and recent indicators show significant changes in the behavior of price indices. The annual inflation rate measured by the IGP-DI registered an increase of 6.86% in 2024, an accumulated decrease of 1.20% throughout 2025, and a positive variation of 0.20% in January 2026, with an accumulated decrease of 1.10% over the 12 months up to that period.
The Central Bank of Brazil, as in previous cycles, continues to act through monetary policy to control inflation, adjusting the SELIC rate as needed. Changes in market expectations and speculation about the conduct of economic policy continue to exert a significant influence on national economic activity.
Although our concession contracts provide for annual adjustments based on inflation indices, should Brazil once again face substantial inflation and the government adopt control policies similar to those of the past, our costs could increase more rapidly than our revenues. This could put pressure on our operating and net margins and, should investor confidence deteriorate, negatively affect the value of the ADSs.
Furthermore, since a significant portion of our debt is tied to the Interbank Deposit Certificate (“CDI”) or rates indexed to the IPCA, increases in inflation or interest rates tend to raise our financial expenses. Higher rates also negatively impact the conditions for new financing. Inflationary pressures can also reduce access to international financial markets and result in greater government intervention in the economy, including policies that could adversely affect the overall performance of the Brazilian economy.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 15

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Economic and political adversities in other regions—particularly in developed economies and in emerging markets—may adversely affect foreign investment flows into Brazil and, consequently, the pace of Brazil’s economic growth.
The perception of risk associated with the economic and geopolitical conditions of advanced economies, as well as other emerging markets, continues to significantly influence the performance of international financial markets. Abrupt changes in investor sentiment in these regions can adversely affect the prices of bonds issued by Brazilian companies, including our publicly traded securities. Economic crises, deteriorating credit conditions, geopolitical tensions, or sudden changes in trade policies in these markets can reduce the flow of capital directed to emerging economies, restricting access to financing and putting pressure on Brazilian asset prices. In recent years, some developed economies have adopted more restrictive trade policies, imposing barriers that have affected global supply chains and increased volatility in financial markets. Although certain trade agreements have been established, the global environment remains subject to risks related to the reorganization of trade relations, regulatory uncertainties, and potential geopolitical escalations. Higher trade tariffs and protectionist policies adopted in developed economies also tend to slow international trade and put pressure on global costs, affecting both exporting and importing companies. These developments can negatively influence the performance of sectors sensitive to the economic cycle in Brazil and reduce the relative attractiveness of Brazilian companies, contributing to volatility in our securities.
These factors continue to generate uncertainty in the market and may reduce the interest of foreign investors in Brazilian companies, including us. Historically, adverse events in emerging markets have resulted in increased risk perception among international investors, leading to asset repricing and a subsequent drop in the prices of bonds issued in Brazil. Even when domestic economic conditions diverge, negative developments in one country or region can trigger widespread risk aversion in other emerging markets, including Brazil. This behavior can reduce foreign investor interest in Brazilian securities, negatively affecting the market price of our shares and our future ability to access capital markets under favorable conditions.
Geopolitical risks and military hostilities, including in the Middle East, as well as potential economic sanctions resulting from these confrontations could negatively affect our business with increased costs and expenses.
We are subject to external risks related to our operations and supply chain. Global markets have been experiencing increased volatility due to rising geopolitical tensions, particularly as a result of ongoing armed conflicts in various regions and disputes involving major global powers and their allies. Economic sanctions and tariffs imposed by different international blocs and authorities as a direct consequence of these conflicts can affect supply chains, cause market disruptions, and generate significant volatility in commodity prices and the global financial system, including through instability in credit and capital markets. These factors can negatively impact our business, increase costs and expenses, and consequently affect our financial condition and operating results.
The intensification of these conflicts, or any others that may arise, can amplify geopolitical tensions worldwide, disrupt international trade, industrial supply chains, and transportation systems, and increase market price volatility—especially in the energy sector. It can also increase regulatory and contractual uncertainty, which can negatively affect our business.
Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes impacting Brazilian biodiversity, society and economy.
The outbreak of new epidemics, natural disasters and other catastrophes on a regional or global scale, may result, at different levels, in a drop in consumption in the commercial and industrial segments, as well as sporadic volatility in the international and/or Brazilian markets, the adoption of governmental and private measures, including restrictions, as a whole or in part, on the circulation and transportation of persons, goods and services and consequently, in the total or partial closure of private establishments and public offices, interruptions to the supply chain, and increased intervention in economies.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 16

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
Fluctuations in the value of the Brazilian real against the US dollar continue to represent a significant risk factor for our operations. Historically, the Brazilian real has shown significant fluctuations in response to variations in the domestic and international economic scenario. The real/U.S. dollar exchange rate at December 31, 2025 was R$5.5024 per US$1.00.
Exchange rate fluctuations directly impact our costs, especially those related to purchasing energy from the Itaipu Hydroelectric Power Plant, whose tariff is partially indexed to the US dollar. Therefore, the depreciation of the Brazilian real increases the costs of acquiring energy and can put pressure on our operating expenses. Similarly, exchange rate volatility can reduce our access to international capital markets, increase the likelihood of government intervention, and negatively affect the dollar value of both distributed dividends and the trading price of our ADSs.
Changes in Brazilian tax legislation and regulation may have an adverse effect on us and our shareholders.
The Brazilian government has, over time, promoted changes in its fiscal policy that impact the energy sector, and may continue to do so in the future. These changes have already involved raising tax rates, modifying design bases, and, in certain circumstances, instituting temporary taxes to meet specific fiscal objectives. If we are unable to fully or temporarily pass on any increases in the tax burden, our operational and financial results may be adversely affected.
The tax reform on consumption in Brazil, established by Constitutional Amendment No. 132/2023 and regulated by supplementary legislation, may impact our operations, results, and cash flows. The replacement of taxes such as PIS, COFINS, ICMS, and ISS with the new Value Added Tax model—comprising CBS, IBS, and the Selective Tax—still involves uncertainties regarding its practical application to the electricity sector, including generation, transmission, and distribution activities under concession agreements.
Changes in the tax burden on revenues, costs, and investments can affect the economic and financial balance of concession contracts regulated by ANEEL. Although legal mechanisms for readjustment exist, there is no guarantee that any adjustments will occur in a timely and complete manner. Furthermore, the transition period tends to increase operational complexity, compliance costs, and the risk of divergent interpretations or tax contingencies.
A working group was formed to assess the potential impacts of the reform. However, it is not possible to fully guarantee that the tax reform will not produce significant adverse effects on our business, cash flow, and operating results.
The government may, at any time, review, restrict, or even eliminate tax deductibility benefits, such as interest on equity (JCP), as part of fiscal adjustment measures or tax system reform. Any changes to the applicable rules, including changes to deduction limits, the tax base, or withholding tax, could increase our effective tax burden and negatively impact our results, cash flows, and shareholder distribution policy.
RISKS RELATING TO OUR CORPORATE GOVERNANCE AND OUR ADSS
After our transformation into a corporation with dispersed capital, we no longer have a controlling shareholder and are exposed to significant influence of shareholders or group of shareholders.
Currently, we do not have a controlling shareholder, which can leave us more exposed to hostile takeover attempts, coordinated voting by shareholder groups with divergent interests and potential conflicts of interest, difficulties in convening shareholder meetings due to quorum issues, and greater complexity in identifying conflicts of interest or abuses of voting rights. Should a shareholder acquire control of the company in the future, that shareholder could significantly influence our business strategy, management, and Bylaws.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 17

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Anti‑takeover provisions in our Bylaws may discourage third parties from attempting to acquire us and may adversely affect the rights of holders of our common stock.
Our Bylaws contain anti‑takeover provisions, including a poison pill and limits on voting rights for groups of shareholders voting with more than 10% of their shares, among other provisions that may restrict the ability of third parties to acquire control of us. These mechanisms may discourage tender offers or similar transactions and, as a result, shareholders may lose the opportunity to sell their shares at a premium to the prevailing market price.
ADS holders may have more limited rights than holders of shares in Brazil and may be unable to exercise voting rights or preemptive rights relating to the shares underlying their ADSs.
ADS holders do not have the rights of shareholders. They only have the contractual rights set forth for their benefit under the deposit agreements.
Although ADS holders may vote at shareholders’ meetings, additional procedural steps (including the need to instruct the depositary) create practical limitations and longer timelines for exercising voting rights. In the event of cumulative voting for the election of members of the Board of Directors, ADS holders may not have the same rights or be subject to the same rules as holders of common shares in the Brazilian market. ADSs for which the depositary does not receive timely voting instructions will not be voted.
Tag‑along rights for ADS holders are not guaranteed.
ADS holders may be unable to exercise tag-along rights, particularly when the law of the investor’s jurisdiction (for example, the Securities Act) requires an effective registration statement or an available exemption. We are not obligated to extend preemptive rights to ADS holders, to file a registration statement in the United States, and we cannot assure that any such registration will be filled. Consequently, ADS holders may receive only the net proceeds from any sale of such rights by the depositary or, if such rights cannot be sold, the rights may lapse which could result in dilution.

ADS holders may not receive dividend payments.
Under Brazilian Corporate Law and our Bylaws, we must distribute as a mandatory dividend at least 25% of the adjusted net profit for the preceding fiscal year. However, if we do not generate net income or if our management decides, within legal limits, to defer payment or not declare dividends, ADS holders may not receive dividends. We are not permitted to pay dividends out of legal reserve and capital reserve accounts.
Sales of a substantial number of shares or ADSs, or the perception that such sales might take place, could adversely affect the prevailing market price of our shares or ADSs.
Significant sales by existing investors, or the perception that such sales may occur, could adversely affect the market price of our shares and ADSs and could hinder our ability to raise capital in the future on terms we consider appropriate.
Future issuances of shares may dilute the holdings of current holders of our shares or ADSs and could materially affect the market price for those securities.
Any such future equity offering could dilute ownership and economic interests of current holders and reduce our earnings and net equity value per share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.
Holders of our ADSs may be unable to enforce judgments against our directors or officers.
All of our directors and officers named in this annual report reside in Brazil and all of our assets are located in Brazil, as are the assets of such persons. As a result, holders of ADSs may not be able to effect service of process on us or our directors and officers outside Brazil, attach their assets, or enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions In Brazil, enforcement of foreign judgments is subject to specific legal requirements, which may make it more difficult for non‑resident investors to protect their interests.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 18

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Judgments of Brazilian courts with respect to our shares will be payable only in Brazilian reais.
If proceedings that are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares, we will not be required to discharge any such obligations in a currency other than reais (R$). Under Brazilian foreign-exchange regulations, amounts denominated in foreign currency are converted at the exchange rate in effect (as determined by the Central Bank of Brazil) on the date judgment is rendered and updated to the effective payment date. The prevailing exchange rate may not fully compensate non-Brazilian investors for losses relating to exchange-rate fluctuations.
The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad.
In the past, the Brazilian government has imposed restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government could again choose to impose this type of restriction if, among other things, there is deterioration in Brazilian foreign currency reserves or a shift in Brazil’s exchange rate policy. Similar measures could be reintroduced, which would hinder or prevent the conversion into U.S. dollars or other currencies and the remittance abroad of dividends, distributions or proceeds from the sale of ADSs.
The volatility and illiquidity of the Brazilian securities markets may impair your ability to sell the shares underlying the ADSs.
Brazilian securities markets are generally smaller, less liquid, more concentrated and more volatile than markets in the United States and certain other jurisdictions and are not as highly regulated or supervised as some of these other markets. The illiquidity and relatively small market capitalization of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our shares and ADSs. This may limit any investor’s ability to sell the shares underlying the ADSs at the price and time desired.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADSs.
Law No. 10,833 of December 29, 2003, imposes Brazilian income tax on gains realized by non‑residents from the disposition of assets located in Brazil, even if the transaction occurs outside of Brazil. There is no definitive judicial guidance regarding the application of Law No. 10,833 to ADSs, if construed to apply, withholding tax could be imposed on ADS transfers between non-residents.
We are subject to obligations whose non-compliance may allow creditors to demand financial compensation, and in specific cases, may even lead to the acceleration of debt maturities.
Some of our financings include financial covenants which require us to maintain certain financial ratios, such as acceleration clauses that may be triggered if we fail to meet certain covenants. The acceleration of the maturity of a financing agreement may give other lenders the right to accelerate the maturity of their respective agreements under cross-default provisions. As a result, acceleration of the maturity of financing agreements or debt could adversely affect our financial condition and operational results.
We may be subject to the Brazilian Bankruptcy Law.
Following the change from state‑controlled status to privately owned, we are subject to Law No. 11,101 of February 9, 2005, as amended (the Brazilian Bankruptcy Law). Third parties may file for our bankruptcy. Conversely, being subject to Brazilian bankruptcy law allows us to benefit from the procedures outlined in Brazilian bankruptcy law, which include certain advantages, such as the prohibition of attachment of our assets during the proceedings if such seizure relates to a loan or claim subject to judicial reorganization or bankruptcy proceedings. Any third-party bankruptcy filing against us could adversely affect our business and the market price of our shares.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 19

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

As a foreign private issuer, we are subject to different disclosure and other requirements than U.S. domestic registrants.
As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirement to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of certain significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider trading and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we have exemptions from certain U.S. rules that allow us to comply with Brazilian legal requirements in lieu of some of the requirements applicable to U.S. domestic registrants.
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
Holders of our shares in the United States may be unable to exercise tag-along rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from registration is available. We have no obligation to file such registration statement and cannot guarantee that we will. Absent registration or an exemption, a U.S. holder may receive only the net proceeds from any sale of such rights or, if they cannot be sold, the rights may expire without value.
ITEM 4. INFORMATION ON THE COMPANY
THE COMPANY
We engage in the generation, transmission, distribution and sale of electricity mainly in the Brazilian market, especially in the State of Paraná, pursuant to concessions granted by ANEEL, the Brazilian regulatory agency for the electricity sector. While our activities are more concentrated in the Brazilian State of Paraná, we also operate in ten different Brazilian states through our generation and transmission businesses.
As of December 31, 2025, we generated electricity from 7 hydroelectric plants, 42 wind plants, for a total installed capacity of 5,961.2 MW in operation, of which 100% was derived from renewable sources. Including the installed capacity of generation companies in which we had an equity interest as of December 31, 2025, our total installed capacity was 6,226.1 MW. Our electric power business is subject to comprehensive regulation by ANEEL. We hold concessions to distribute electricity in 394 of the 399 municipalities in the State of Paraná and in the municipality of Porto União in the State of Santa Catarina. As of December 31, 2025, we owned and operated 4,594 km of transmission lines and 218,470 km of distribution lines, constituting one of the largest distribution grids in Brazil. Below is the distribution of electricity supply in 2025 by consumption class, including Free Customers:
•35.3% was to industrial customers;
•27.5% was to residential customers;
•20.2% was to commercial customers; and
•14.1% was to rural and other customers.
Key elements of our business strategy are:
•Grow in market value in a consistent and sustainable way.
•Scale business with synergy “GTDC”.
•Enter the self-production segment and expand in the retail segment.
•Improve the customer experience.
•Offer innovative and digital services and products.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 20

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
Our revenues for each of the last three fiscal years by activity are described in “Item 5. Operating and Financial Review and Prospects — Results of operations for the years ended December 31, 2025, 2024, and 2023.”
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
Relationship with the State of Paraná
Until August 2023, the State of Paraná owned 69.7% of our Common Shares. This large ownership allowed the controlling shareholder to control the election of the majority of the members of our Board of Directors, members of our Fiscal Council, the appointment of senior management and our direction, future operations and business strategy. On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new shares of Copel took place, resulting in our transformation into a corporation with dispersed capital and no controlling shareholder. With the settlement of the Base Offer, the State of Paraná reduced its stake in the voting shares to 27.57%, so that Copel ceased to be a mixed-capital company that is part of the indirect public administration of the State of Paraná and is no longer subject to the provisions set forth in Brazilian Federal Law No. 13,303/2016 (“State-Owned Companies Law”). Together with this transformation into a corporation with dispersed capital and without a controlling shareholder, we made changes to our Bylaws, including:
•The creation of a special class of preferred shares, exclusively owned by the State of Paraná, with influence restricted to the right to veto minimum investments in Copel Distribuição (“Copel DIS” or “Copel Distribuição”), the change of our corporate name, the change of headquarters, the removal of the limitation on exercising votes at 10% and signing a shareholders' agreement aiming to regulate the exercise of voting rights in a number greater than the percentage corresponding to 10% (for more information, see item 7. Golden Share).
•We set a limit on how much any shareholder or group of shareholders can vote. No one can vote more than 10% of our cast votes and outstanding voting capital. Also, no one can enter into agreements to exercise voting rights for more than 10% of our issued securities and outstanding voting capital.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 21

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Corporate Structure
As a result of the restructuring initiated in 2001, Copel currently has four main wholly-owned subsidiaries in the generation, transmission, distribution, and commercialization sectors, namely: Copel GeT, Copel Distribuição, Copel Comercialização, and Copel Serviços S.A. (“Copel Serviços”). Finally, Copel holds 100% equity interest in several other special-purpose companies.
•On May 30, 2025, the asset swap between our wholly-owned subsidiary Copel GeT and Axia Energia S.A., formerly known as Eletrobras (“Axia”) was completed, consolidating in its portfolio all of its interests in the Jayme Canet Júnior Hydroelectric Power Plant (“HPP Mauá”) and the Mata de Santa Genebra Transmissão S.A. (“Mata de Santa Genebra”) transmission company, with the consequent transfer of its entire interest in the HPP Colíder to Axia. The total amount disbursed was R$ 196.6 million.
•On August 22, 2025, the Extraordinary General Meeting approved the migration to the Novo Mercado, which involved changing the company's shareholding structure. The migration required the mandatory exchange of all Preferred Shares for Common Shares and Preferred ADSs for Common ADSs. On November 10, 2025, all Class B Shares were exchanged for Class A Shares. On December 19, 2025, all Class A Shares were converted into Common Shares and Class C Shares, which were compulsorily redeemed for R$ 0.7749 per share. On December 26, 2025, all Preferred ADSs were exchanged for Common ADSs plus the equivalent in U.S. dollars of R$ 3.0996.
•On October 22, 2025, Copel completed the divestment of the Baixo Iguaçu Hydroelectric Plant, after meeting all precedent conditions and receiving the required regulatory approvals. The total equity value of the transaction was R$ 1,683.3 million.
•In 2025, Copel GeT completed the divestment of its small‑scale generation assets, following the fulfillment of all applicable closing conditions. The divestment comprised the following assets: HPP Guaricana; Pitangui HGF; Salto do Vau HGF; Melissa HGF; Chopim I HGF; Marumbi HGF; São Jorge SHP; Apucaraninha SHP; Chaminé SHP; Cavernoso SHP; Cavernoso II SHP; and the Palmas Wind Farm.
•We currently have four wholly owned subsidiaries: Copel GeT, Copel Distribuição, Copel Comercialização S.A. (Copel Mercado Livre) and Copel Serviços. We currently hold 100% of the shares in several Special Purpose Companies (“SPC”).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 22

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The current organization of our group is described below. All our subsidiaries are incorporated in Brazil and are subject to Brazilian law.

ORGANIZATION CHART - EQUITY OWNERSHIP

02/28/26

STATE OF PARANÁ 15,91% ON
BNDESPAR 20,65% ON
STOCK EXCHANGE CUSTODY (Free Float) 57,64% ON
B3 59,37% ON
NYSE 3,37% ON
LATIBEX 0,06% ON
MANAGEMENT/OTHER SHAREHOLDERS 0,20% ON
TREASURE SHARES 0,43% ON
BLACKROCK 5,17% ON
COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100,0%
(1) COPEL DISTRIBUIÇÃO S.A. 100,0%
(1) COPEL SERVIÇOS S.A. 100,0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100,0%
(1) F.D.A GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100,0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100,0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100,0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100,0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100,0%
(1) MATA DE SANTA GENEBRA TRANSMISSÃO S.A. 100,0%
(3) FOZ DO CHOPIM ENERGÉTICA LTDA. 35,8%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49,0%
(4) MATRINCHA TRANSMISSORA DE ENERGIA (TP NORTE) S.A. 49,0%
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
USINA DE ENERGIA EÓLICA REDUTO SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA SANTO CRISTO SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA CARNAÚBA SPE S.A. 100,0%
USINA DE ENERGIA EÓLICA SÃO JOÃO SPE S.A. 100,0%

(1) Subsidiária Integral
(2) Controladas
(3) Coligadas

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 23

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

BUSINESS
Open auctions on the regulated market are one of the primary channels by which our distribution business purchases energy to resell to Captive Customers and one of the channels by which our generation business generates revenues. Our generation business sells energy to our distribution business only through auctions in the regulated market Moreover, our distribution business, like other certain Brazilian distribution companies, is also required to purchase energy from the hydroelectric facility of Itaipu, in an amount determined by the Brazilian government based on our proportionate share in the Brazilian electricity market For more information, see “Item 4 Information on the Company—The Brazilian Electric Power Industry”.
The following table shows, for the last three years, the total electricity (i) we generated through entities in which we hold a shareholding stake (ii) we purchased***, broken down by the total amount of electricity generated and purchased by Copel Geração e Transmissão and our wind farm generation facilities described below (“Wind Farms”) and (iii) the total amount of electricity purchased by Copel Distribuição and Copel Mercado Livre.

	2025	2024	2023
	(GWh)	(GWh)	(GWh)
Copel Geração e Transmissão(1)
Electricity generated(2)	19,103	23,920	21,845
Electricity purchased from Copel Comercialização	1,571	574	398
Electricity purchased from others	33	134	134
Electricity purchased from Spot Market – CCEE	288	—	296
Electricity received from the Interconnected System	1,009	238	22
Total electricity generated and purchased by Copel Geração e Transmissão	22,004	24,866	22,893
Wind Farms(1)
Electricity generated(2)	3,347	3,443	3,952
Electricity purchased from others	421	257	127
Total electricity generated and purchased by Wind Farms	3,768	3,700	4,079
Copel Distribuição
Electricity purchased from Itaipu(3)	4,442	4,560	4,761
Electricity purchased from Auction – CCEAR – affiliates	292	249	233
Electricity purchased from Auction – CCEAR – other	13,298	13,812	13,142
Electricity purchased from Mechanism for Compensation of Surpluses and Deficits of New Energy (MCSD-EN))	1,033	52	69
Electricity purchased from Spot Market – CCEE	—	373	—
Electricity purchased from others	4,426	5,190	5,867
Total electricity purchased by Copel Distribuição	23,491	24,236	24,072
Copel Comercialização
Electricity purchased from Copel Geração e Transmissão	13,665	13,506	12,778
Electricity purchased from others	13,909	8,972	9,581
Electricity purchased from Spot Market – CCEE	—	—	91
Total electricity purchased by Copel Comercialização	27,574	22,478	22,450
Total electricity generated and purchased by Copel Geração e Transmissão, Copel Distribuição, Wind Farms and Copel Comercialização (excluding intra-group transactions)	60,888	60,705	59,979

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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 24

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following table shows the total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers in the south of Brazil through the Interconnected Transmission System in the last three years.

	2025	2024	2023
	(GWh)	(GWh)	(GWh)
Copel Geração e Transmissão(1)
Electricity delivered to Free Customers	—	—	—
Electricity delivered to Bilateral Agreements (Copel Comercialização)	13,148	13,053	12,180
Electricity delivered to Bilateral Agreements	1,476	167	270
Electricity delivered under auction – CCEAR affiliates(2)	161	127	122
Electricity delivered under auction – CCEAR – other(2)	2,028	2,345	3,772
Electricity delivered to Spot Market – CCEE(2)	(1,154)	386	188
Electricity delivered to the Interconnected System	6,345	8,788	6,361
Total electricity delivered by Copel Geração e Transmissão	22,004	24,866	22,893
Wind Farms(1)
Electricity delivered under auction – CCEAR – affiliates	135	131	111
Electricity delivered to Bilateral Agreements	1,178	1,036	1,219
Electricity delivered under auction – CCEAR – other	2,685	2,507	2,201
Electricity delivered under auction – CER – other	913	924	916
Electricity delivered to Spot Market – CCEE(2)	(139)	(69)	(2)
Total electricity delivered by Wind Farms	4,772	4,529	4,445
Copel Distribuição
Electricity delivered to Captive Customers	20,066	21,285	20,173
Electricity delivered to distributors in the State of Paraná	35	80	89
CCEE(3)	4,320	1,812	2,383
Total electricity delivered by Copel Distribuição	24,421	23,177	22,645
Copel Comercialização
Electricity delivered to Free Customers	9,902	10,565	11,884
Electricity delivered under auction – CCEAR – other	293	—	—
Electricity delivered to Bilateral Agreements (Copel GeT)	1,993	820	504
Electricity delivered to Bilateral Agreements	15,264	10,926	9,819
Electricity delivered to Spot Market – CCEE	111	167	243
Total electricity delivered by Copel Comercialização	27,563	22,478	22,450
Total electricity we sold to Free Customers, Captive Customers, distributors, energy traders and other utilities service providers (4)	78,760	75,050	72,433

(1)We adopt the criteria set forth by the CCEE to determine the energy flows in sale and purchase transactions.
(2) Amounts from the Spot Market indicated as less than zero (negative numbers) are not considered as electricity sold nor as electricity delivered in the MRE.
(3)Includes the Spot Market, MCSD EN and MVE.
(4)Includes intra-group transactions.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 25

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Generation
As of December 31, 2025, the total installed capacity in operation across all of our power generation, included assets in which we hold an equity interest, was 6,226.1 MW. In May 2025, we acquired from Axia the remaining 49% of HPP Mauá, totalling 100% of this asset, and Transmissora Mata de Santa Genebra in exchange for HPP Colíder. Also, we sold Hydroelectric Power Plants (Apucaraninha, Cavernoso 1, Cavernoso 2, Chaminé, Guaricana, São Jorge, Pitangui, Marumbi, Palmas, Melissa, Salto do Vau and Chopim 1) to Electra Group (as defined below). In October, we sold HPP Baixo Iguaçu to Energo-Pro Brasil Holding S.A. (“Energo-Pro”). Considering only the entities in which we hold a 100.0% shareholding stake, we operated and sold energy through 7 hydroelectric plants and 42 wind plants, with a total installed capacity of 5,961.2 MW. Our Assured Energy totaled 2,551.2 average MW in 2025. Our generation varies yearly because of hydrological conditions and other factors. Gross generation was 22,450 GWh in 2025, 27,363 GWh in 2024, and 25,797 GWh in 2023.
The generation of electrical energy at our power plants is supervised, coordinated and operated by our Generation and Transmission Operation Center in the city of Curitiba. This operation center is responsible for coordinating the operations related to major part of our total installed capacity, including some of the plants in which we hold only partial ownership interests.
In 2021 and 2025, ANEEL granted us the extension of concession of the following power plants to compensate for the assumption of non-hydrological risks (provided in the Energy Reallocation Mechanism or MRE adopted by the government under Law No. 14,052/2020):

Power Plant	Concession extension (days)	Authorization	Concession extension (days)	Authorization
Capivari Cachoeira	2,555	Resolution No 12,255/2022	3	Resolution No 16,647/2025
Derivação Do Rio Jordão	949	Resolution No 12,255/2022
Foz do Areia	461	Resolution No 11,345/2022	1	Resolution No 16,647/2025
Mauá	2,083	Resolution No 14,896/2023
Salto Caxias	1,051	Resolution No 11,345/2022	2	Resolution No 16,647/2025
Segredo	1,045	Resolution No 11,345/2022	2	Resolution No 16,647/2025
Fundão	1,110	Resolution No 11,345/2022	4	Resolution No 16,647/2025
Santa Clara	1,078	Resolution No 11,345/2022	5	Resolution No 16,647/2025
Dona Francisca*	1,485	Resolution No 11,132/2022	3	Resolution No 16,647/2025
Arturo Andreoli*	844	Resolution No 14,896/2023
Bela Vista			4	Resolution No 16,647/2025

* Associates
Hydroelectric Generation Facilities
The following table sets forth certain information related to our main hydroelectric plants in operation during 2025:

Plant	Installed capacity	Assured energy(1)	Placed in service	Concession expires
	(MW)	(Average MW)
Foz do Areia	1,676.0	567.6	1980	November 2054
Segredo	1,260.0	552.8	1992	November 2054
Salto Caxias	1,240.0	553.3	1999	November 2054
Capivari Cachoeira	260.0	103.6	1972	January 2053
Mauá (2)	361.0	188.5	2012	June 2049
Baixo Iguaçu (3)	350.2	172.4	2019	December 2049
Colíder (4)	300.0	178.1	2019	January 2046
Bela Vista	29.8	18.6	2021	January 2041
Derivação do Rio Jordão	6.5	5.9	1997	June 2032
Others (5)	126.0	71.3	N/A	N/A

(1)Values used to determine volumes committed for sale.
(2)This represents 100.0% of the plant. Between January and June 2025, we held a 51.0% stake in the plant, as we operated it through a joint venture with Axia. As of July 2025, it became part of our portfolio.
(3) This corresponds to 100.0% of the plant. We held a 30.0% stake in the plant, with the remaining 70% acquired and the entire stake sold in October 2025.
(4) This corresponds to 100.0% of the plant. Sold in May 2025.
(5) Corresponds to 100% of the aggregate installed capacity of our other plants.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 26

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Governador Bento Munhoz da Rocha Netto (“HPP Foz do Areia”). The HPP Foz do Areia is located on the Iguaçu River, approximately 350 kilometers southwest of the city of Curitiba. The concession was renewed on November 19, 2024, pursuant to the terms of the Concession Agreement 01/2024, and is set to expire in November 2054.
Governador Ney Aminthas de Barros Braga (“HPP Segredo”) and Governador José Richa (“HPP Salto Caxias”). The HPP Segredo is located on the Iguaçu River, approximately 370 kilometers southwest of the city of Curitiba. The HPP Salto Caxias is located on the Iguaçu River, approximately 600 kilometers southwest of the city of Curitiba. These concessions were renewed in 2024, pursuant to the terms of the Concession Agreements 02/2024, and are set to expire in November 2054.
Governador Pedro Viriato Parigot de Souza (“HPP Capivari Cachoeira”). The HPP Capivari Cachoeira is the largest underground hydroelectric plant in Southern Brazil. The reservoir is located on the Capivari River, approximately 50 kilometers north of the city of Curitiba, and the power station is located on the Cachoeira River, approximately 15 kilometers from the reservoir.
The current concession agreement with ANEEL allows us to continue to operate this plant under an operation and maintenance regime until January 5, 2046. We paid R$ 574.8 million as a signing bonus for this concession and we are entitled to annual generation revenue (“AGR”) of R$ 144.1 million, which is subject to an annual tariff adjustment. In 2025, the AGR was adjusted to R$ 176.5 million for the period from July 2025 to June 2026, in accordance with ANEEL Resolution No. 3,506/2025.
The HPP Capivari Cachoeira has 260.0 MW of installed capacity and Assured Energy of 103.6 MW. Since January 1, 2017, 70.0% of the energy generated by this plant has been allocated in quotas to the regulated market. Copel GeT will no longer bear the hydrological risk for the energy allocated in quotas under the MRE associated with the HPP Capivari Cachoeira until January 5, 2046. From this date until January 6, 2053, the power plant will operate entirely in the Free Market.
Mauá. HPP. Mauá is located on the Tibagi River, in the State of Paraná. It was constructed between 2008 and 2012. The facility is located approximately 250 kilometers from Curitiba, in the Municipality of Telêmaco Borba. See “ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure”. From July 2025, Copel holds 100% of the HPP, acquiring Eletrosul’s shareholding stake (49%) and Mata de Santa Genebra asset in exchange for HPP Colíder to Axia.
Bela Vista. The SHP Bela Vista has 29.8 MW of installed capacity and 18.6 average MW of Assured Energy and is located on the Chopim river, in the São João and Verê municipalities, located in the southwest of the State of Paraná. The energy sales agreement has been effective since January 1, 2024, for a 30-year term and will be subject to an annual adjustment by the IPCA. The construction of this unit started in the first half of 2019 and the third power generation unit began operations on August 12, 2021, totaling 29.3 MW in commercial operation (corresponding to 98.3% of the plant’s total capacity). The remaining unit with a complementary capacity of 0.5 MW started its operation on June 7, 2023.
Derivação do Rio Jordão. The Derivação do Rio Jordão hydroelectric plant has an installed capacity of 6.5 MW and assured energy of 5.85 average MW. The facility is located approximately 5 km from the mouth of the Jordão River in the municipality of Reserva do Iguaçu, State of Paraná. Construction commenced in 1994 and was completed in 1996, with commercial operations beginning in December 1997.
Between 2004 and 2010, we were required by law to retain a majority of the voting shares of any company in which we obtained an ownership interest. Starting in 2010, it became possible for us to hold non-controlling interests in companies.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 27

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following table sets forth information regarding the hydroelectric generation plants in which we had a partial equity interest as of December 31, 2025:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession Expires
	(MW)	(Average MW)		(%)
Elejor Facility
Santa Clara and Fundão	240.3	128.1	August 2005 June 2006	70.0	May and June 2040
Santa Clara I and Fundão I	6.1	4.9	August 2005 December 2006	70.0	Indefinitely
Dona Francisca	125.0	72.5	February 2001	23.0	September 2037
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	October 2001	35.8	July 2034
Elejor Facility. The Elejor Facility consists of HPP Santa Clara and HPP Fundão, both of which are located on the Jordão River in the State of Paraná. The aggregate total installed capacity of the units is 246.41 MW, which includes two smaller hydroelectric generation units installed in the same location. Elejor signed a concession agreement with a term of 35 years for the Santa Clara and Fundão plants in October 2001. As of December 31, 2025, we own 70.0% of the common shares of Elejor, and Paineira Participações owns the remaining 30.0%.
Elejor is required to make monthly payments to the Brazilian government for the use of hydroelectric resources, which in 2001 totaled R$ 19.0 million. This amount is adjusted on an annual basis by the IGP-M Index.
Since 2019, Elejor has been selling energy in the Free Market. In 2025, Elejor’s net operating revenue and net loss were R$ 154.0 million and R$ 2.2 million, respectively, while in 2024 its net operating revenue and net loss were R$ 91.4 million and R$ 89.3 million, respectively.
Dona Francisca. We own 23.03% of the common shares of Dona Francisca Energética S.A. (“DFESA”). The other shareholders are Gerdau S.A. with a 53.94% interest, and Celesc S.A. with a 23.03% interest. DFESA HPP is located on the Jacuí River in the State of Rio Grande do Sul. The plant began full operations in 2001. In April 2015, we signed a new ten-year power purchase agreement with DFESA, valued at R$ 17.0 million annually, under which we purchase 23.03% of DFESA’s Assured Energy (proportional to our stake). In 2025, DFESA’s net operating revenue and net income were R$ 66.2 million and R$ 24.7 million, respectively, while in 2024 its net operating revenue and net income were R$ 66.3 million and R$ 23.2 million, respectively.
SHP Arturo Andreoli (“Foz do Chopim” Hydroelectric Plant). The Foz do Chopim Hydroelectric Plant is located on the Chopim River in the State of Paraná. We own 35.8% of the common shares of Foz do Chopim Energética Ltda., the entity that owns the Foz do Chopim Hydroelectric Plant. Silea Participações Ltda. owns the remaining 64.2%. The operation and maintenance of Foz do Chopim Hydroelectric Plant is performed by Copel Geração e Transmissão. Energy supply agreements were executed at an Average Tariff of R$ 220.07/MWh. Foz do Chopim Energética Ltda. also had the authorization to operate Bela Vista SHP, an HPP that is located on the same river and has similar capacity, which was transferred to Bela Vista Geração de Energia S.A. (“Bela Vista Geração”), through the ANEEL’s Authorizing Resolution no. 7,802/2019. In 2025, Foz do Chopim’s net operating revenue and net income were R$ 70.0 million and R$ 52.3 million, respectively, while in 2024 its net operating revenue and net income were R$ 53.4 million and R$ 40.3 million, respectively.
Wind Farm Generation Facilities
Since 2013 we have been expanding our energy generation capacity and diversifying our energy matrix through the development of renewable energy sources, like the construction and acquisition of wind farms in the State of Rio Grande do Norte. The following table sets forth certain information relating to our wind farm plants in operation as of December 31, 2025:

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 28

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Plant	Installed capacity	Assured Energy	Placed in Service	Concession Expires
	(MW)	(Average MW)
São Bento Energia	94.0	38.1
Boa Vista	14.0	5.2	February 2015	April 2046
Olho d’Água	30.0	12.8	February 2015	June 2046
São Bento do Norte	30.0	11.3	February 2015	May 2046
Farol	20.0	8.8	February 2015	April 2046
Copel Brisa Potiguar	183.6	89.4
Asa Branca I	27.0	12.1	August 2015	April 2046
Asa Branca II	27.0	11.9	September 2015	May 2046
Asa Branca III	27.0	12.3	September 2015	May 2046
Eurus IV	27.0	12.4	August 2015	April 2046
Santa Maria	29.7	15.7	April 2015	May 2047
Santa Helena	29.7	16.0	May 2015	April 2047
Ventos de Santo Uriel	16.2	9.0	May 2015	April 2047
Voltália São Miguel do Gostoso I(1)	108.0	57.1
Carnaúbas	27.0	13.1	June 2017	April 2047
Reduto	27.0	14.4	June 2015	April 2047
Santo Cristo	27.0	15.3	June 2015	April 2047
São João	27.0	14.3	June 2015	March 2047
Cutia Empreendimentos Eólicos	180.6	71.4
Dreen Cutia	23.1	9.6	December 2018	January 2042
Dreen Guajiru	21.0	8.3	December 2018	January 2042
Esperança do Nordeste	27.3	9.1	December 2018	May 2050
GE Jangada	27.3	10.3	December 2018	January 2042
GE Maria Helena	27.3	12.0	December 2018	January 2042
GE Paraíso dos Ventos do Nordeste	27.3	10.6	January 2019	May 2050
Potiguar	27.3	11.5	December 2018	May 2050
Bento Miguel	132.3	58.7
São Bento do Norte I	23.1	10.1	January 2019	August 2050
São Bento do Norte II	23.1	10.8	January 2019	August 2050
São Bento do Norte III	23.1	10.2	April 2019	August 2050
São Miguel I	21.0	9.3	February 2019	August 2050
São Miguel II	21.0	9.1	February 2019	August 2050
São Miguel III	21.0	9.2	February 2019	August 2050
Vilas Complex	186.7	98.6
Vila Maranhão I	31.95	17.8	February 2021	January 2054
Vila Maranhão II	31.95	17.8	March 2021	January 2054
Vila Maranhão III	31.95	16.6	September 2020	January 2054
Vila Ceará I	31.95	17.8	December 2020	January 2054
Ventos de Vila Mato Grosso I	58.91	28.6	June 2021	December 2054
Aventura	105.00	65.0
Aventura II	21.00	13.10	July 2021	June 2053
Aventura III	25.20	15.50	July 2021	June 2053
Aventura IV	29.40	18.50	July 2021	June 2053
Aventura V	29.40	17.90	July 2021	June 2053
Santa Rosa e Mundo Novo	155.40	92.80
Santa Rosa e Mundo Novo I	33.60	17.30	February 2022	June 2053
Santa Rosa e Mundo Novo II	29.40	17.20	December 2021	June 2053
Santa Rosa e Mundo Novo III	33.60	21.50	January 2022	June 2053
Santa Rosa e Mundo Novo IV	33.60	21.00	January 2022	June 2053
Santa Rosa e Mundo Novo V	25.20	15.80	December 2021	June 2053
Jandaíra	90.09	46.90
Jandaíra I	10.39	5.60	November 2022	April 2055
Jandaíra II	24.26	12.30	October 2022	April 2055
Jandaíra III	27.72	14.80	November 2022	April 2055
Jandaíra IV	27.72	14.20	October 2022	April 2055

(1)We have a 49.0% interest in Voltália São Miguel do Gostoso.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 29

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

São Bento Energia. In February 2015, the four wind farms (Boa Vista, Olho d’Água, São Bento do Norte and Farol) which are part of the São Bento Wind Farm Complex, located in the State of Rio Grande do Norte, began operations with an installed capacity of 94 MW and Assured Energy of 38.1 average MW. In August 2010, 43.7 average MW was sold to fifteen distribution concessionaires in ANEEL public auctions at a weighted average price of R$ 134.49/ MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.
Copel Brisa Potiguar. In October 2015, we concluded the implementation of the Brisa Potiguar with an installed capacity of 183.6 MW and Assured Energy of 89.4 average MW. An Assured Energy of 48.7 average MW (from Asa Branca I, Asa Branca II, Asa Branca III and Eurus IV wind farms) was committed under contract to electric power distributors in the alternative energy auction in August 2010 at a weighted average price of R$ 135.40/MWh (adjusted annually by IPCA inflation index) and an Assured Energy of 40.7 average MW (from WPPs Santa Helena, Santa Maria and Ventos de Santo Uriel) was committed under contract in the 4th Reserve Energy Auction held in August 2011 at a weighted average price of R$ 101.81/MWh (annually adjusted by the IPCA inflation index). The energy to be generated was sold through 20-year term contracts with payments beginning in April 2015.
Voltália São Miguel do Gostoso I. In June 2014, we acquired a 49.0% interest in the São Miguel do Gostoso I Wind Farm Complex, in the State of Rio Grande do Norte. The São Miguel do Gostoso wind farm complex has 108.0 MW of installed capacity and Assured Energy of 57.1 average MW, and its energy was sold in the 4th Reserve Energy Auction at an average price of R$ 98.92/MWh through 20-year term contracts. In April 2015, we concluded the construction of this wind farm complex and ANEEL, in July and August 2015, classified it as ready for commercial operation. This wind farm complex began production in June 2017 after completion of the necessary transmission lines.
Cutia. Cutia Empreendimentos Eólicos, which is our largest wind farm business, is divided into two large complexes totaling 312.9 MW of installed capacity: (a) Cutia Complex, composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste), with a total installed capacity of 180.6 MW, 71.4 average MW of Assured Energy and located in the State of Rio Grande do Norte; and (b) Bento Miguel Complex, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with 132.3 MW of total installed capacity, 58.7 average MW of Assured Energy and located in the State of Rio Grande do Norte, in the same region of other wind farm complexes that belong to us. On October 31, 2014, at the 6th Reserve Energy Auction, we sold 71.2 average MW from the Cutia Complex for R$ 144.00/MWh (maximum auction price). In addition, at the 20th New Energy Auction (A-5), held on November 28, 2014, we sold 54.8 average MW from the six Bento Miguel wind farms for R$ 136.97/MWh, through Availability Agreements with a 20-year term.
Vilas Complex. In November 2021, we acquired 100% of the Vilas Wind Power Complex (“Vilas Complex”), located in the state of Rio Grande do Norte, from Voltalia Energia do Brasil Ltda (“Voltalia”). The Vilas Complex has 186.7 MW of installed capacity and 98.6 average MWm of Assured Energy. The Vilas Complex sold 32.7 average MW at the 28th New Energy Auction at the price of R$ 93.00/MWh, with supply beginning in 2024, and 3.3 average MW at the 29th New Energy Auction at the price of R$ 79.92/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Vilas Complex is fully operational.
Jandaíra Complex. In November 2022, the four wind farms (Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV), located in the State of Rio Grande do Norte, with an installed capacity of 90.09 MW and Assured Energy of 46.9 average MW, began operations. In October 2019, 14.4 average MW was sold to nine distribution concessionaires in an A-6 New Energy Auction at a weighted average price of R$ 98.00/MWh (annually adjusted by IPCA index). The energy generated by these wind farms is sold through 20-year term contracts.
Aventura Complex. In January 2023, we acquired 100% of the Aventura Complex, located in the state of Rio Grande do Norte, from EDP Renováveis S.A. (“EDPR”). The Aventura Complex has 105 MW of installed capacity and 65 average MWm of Assured Energy. The Aventura Complex sold 53.6 average MW at the 26th New Energy Auction at the price of R$ 97.00/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Aventura Complex is fully operational.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 30

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Santa Rosa e Mundo Novo Complex. In January 2023, we acquired 100% of the Santa Rosa e Mundo Novo Complex, located in the state of Rio Grande do Norte, from EDP Renováveis S.A. (“EDPR”). The Santa Rosa e Mundo Novo Complex has 155.4 MW of installed capacity and 92.8 average MWm of Assured Energy. The Santa Rosa e Mundo Novo Complex sold 67.1 average MW at the 26th New Energy. Auction at the price of R$ 99.00/MWh, with supply beginning in 2023. The energy contracts are valid for 20 years. The Santa Rosa e Mundo Novo Complex is fully operational.
Thermoelectric Generation Facilities
The following table sets forth certain information about our Thermoelectric Plants in operation as of December 31, 2025:

Plant	Installed capacity	Assured energy	Placed in service	Our ownership	Concession/ authorization expires
	(MW)	(Average MW)		(%)

TPP Figueira	20.0	17.7	April 1963	100.0	March 2019(1)

(1)In light of the absence of terms for the new concession contract and our decarbonization and divestment plan, we requested that ANEEL terminate the concession.
Figueira. The Figueira plant, with the installed capacity of 20 MW coal-fired thermoelectric plant, is located in the city of Figueira, in the northeast of the state of Paraná (where the main coal basin of Paraná is located), and is in the process of being divested by us, with no current energy supply contracts. The plant is not currently in commercial operation.
Expansion and Maintenance of Generating Capacity
We expect to spend R$ 441.5 million in 2026 to expand and maintain our generation capacity, excluding participation in new businesses, of which R$ 314.2 million will be invested in hydroelectric plants and R$ 127.3 million will be invested in our wind farms.
Electra Group
On November 25, 2024, we entered into a Share Purchase and Sale Agreement with Intrepid Investimentos e Participações S.A. (“Intrepid”), through its wholly owned subsidiary Electra Hydra Participações Societárias S/A (“Electra Hydra”, and together with Intrepid, “Electra Group”) for the disposition of 13 generation assets, comprising 11 hydroelectric plants, one wind farm, and one thermoelectric plant. The transaction closed on July 10, 2025.
Colíder - Mauá Asset Swap
On May 30, 2025, we concluded the asset swap with Axia in which we acquired full ownership of HPP Mauá and Mata de Santa Genebra for our stake in the HPP Colíder and cash consideration.
Wind Farm Projects
In 2025, we completed the installation of a new 5.4 MW generating unit at the Asa Branca III wind farm, as authorized pursuant to ANEEL Dispatch No. 867/2025. The new unit replaced two existing 2.7 MW generating units with the objective of enhancing operational availability and increasing the facility's energy output.
Development Projects
We are focused on initiatives to assess the technical, economic, and environmental feasibility of expanding existing projects in business areas according to the strategic planning presented at Copel Day 2025, available on our IR website.
The partnership previously agreed with BE – Empresa de Estudos Energeticos S.A, Minas PCH S.A. and SILEA Participações Ltda. for studies in the region of the lower Chopim River culminated in the development of four hydroelectric projects, but due to difficulties in the environmental licensing process and worsening conditions for the viability of the projects, we divested this stake in 2025.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 31

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Expansion projects for other HPPs, currently in their initial phases, are also under development, as well as projects for new reversible HPPs, which we believe to be a technically, economically, and environmentally sound solution to provide the necessary attributes to the national electricity system.
In the realm of innovation, we created Copel Ventures I Fund. Launched in 2023, Copel Ventures I, a fund managed by Vox Capital, represents a milestone in Copel’s innovation strategy, as our first Corporate Venture Capital (CVC) fund dedicated to investments in energy-sector startups. With R$ 150 million in committed capital and a focus on Seed and Series A startups, the fund seeks to drive innovation, sustainable growth, and the energy transition.
In 2025, Copel Ventures I expanded its portfolio from two to three investee companies by making a new strategic investment in Fu2re (R$ 3.5 million), a Brazilian startup that has developed solutions using artificial intelligence and computer vision for management and monitoring of physical assets, particularly in the electric power sector. Its technology combines data and image processing to digitize field routines, automate inventories, perform automatic meter reading, and detect non-technical losses, fraud, and vulnerabilities in the networks.
Through Copel Volt and Copel Ventures I, we have strengthened our identity as an innovator in the energy sector, promoting a corporate culture open to experimentation and collaboration with start-ups and entrepreneurs. Our comprehensive innovation strategy drives the development of new solutions and fosters dynamic knowledge and technology exchange within the wider innovation ecosystem.
As we look to the future, we remain committed to strengthening our role within the innovation ecosystem, and to persistently seeking solutions that bring value and sustainability to both our business and society at large.
In November 2025, our Board approved a R$ 17.8 billion investment plan for 2026–2030, prioritizing service quality, operational efficiency, and sustainable value creation. For 2026, planned capex is about R$ 3.0 billion, with approximately R$ 1.9 billion for distribution (service quality and operational excellence), roughly R$ 1.0 billion for generation and transmission (modernization, capacity increases, and grid reinforcements), and the remainder allocated to commercialization, services, holding initiatives, and innovation programs.
Transmission and Distribution
General
Electricity is transferred from power plants to customers through transmission and distribution systems. Transmission is the bulk transfer of electricity from generating facilities to the distribution system by means of the Interconnected Transmission System, in tension greater than or equal to 230 kV. Distribution is the transfer of electricity to final customers, at voltage less than or equal to 138 kV.
The following table sets forth certain information concerning our transmission and distribution grids on the dates presented.

	2025	2024	2023
Transmission lines (km):
230 kV and 500 kV	4,587	3,698	3,698
138 kV	7	7	7
Distribution lines (km):
230 kV	—	—	—
138 kV	7,626	7,091	6,767
69 kV	755	776	778
34.5 kV	94,279	92,588	90,902
13.8 kV	115,810	114,315	112,871
Transformer capacity (MVA):
Transmission and distribution substations (69 kV – 500 kV)(1)	28,562	27,797	27,374
Generation (step up) substations	6,423	7,153	7,153
Distribution substations (34.5 kV)	1,962	1,695	1,639
Distribution transformers	17,115	16,260	17,222
Energy losses(2)(3)	7.6%	7.9%	7.8%

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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 32

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Transmission
Our transmission system consists of all our assets of 230 kV and greater and a small portion of our 138 kV assets, which are used to transmit the electricity we generate and the energy we receive from other sources. In addition to using our transmission lines to provide energy to customers in the State of Paraná, we also transmit energy through the Interconnected Transmission System. Axia, and companies in their economic group, such as its wholly-owned subsidiary Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrobras, CGT Eletrosul (“Eletrosul”), and Furnas Centrais Elétricas S.A. (“Furnas”) also maintain significant transmission systems in the State of Paraná. Furnas is responsible for the transmission of electricity from Itaipu, while CGT Eletrosul’s transmission system links the states in the south of Brazil. We, like all other companies that own transmission facilities, are required to allow third-party access to our transmission facilities in exchange for compensation at a level set by ANEEL.
Currently, we carry out the operation and maintenance of 4,594 km of transmission lines, 46 substations in the State of Paraná and in the State of São Paulo. In addition, we have partnerships with other companies to operate 5,093 km of transmission lines and seven substations through SPCs.
The table below sets forth information regarding our transmission assets in operation on December 31, 2025:

Subsidiary / SPC	Transmission Lines	TL Extension(km)(3)	Number of Substations	Expiration Date	APR(1) Ownership	(R$ million)
COPEL GeT	Main Transmission Concession(1)	2,132	35	January 2043	100%	663.6
COPEL GeT	TL Bateias - Jaguariaiva	137	—	August 2031	100%	18.2
COPEL GeT	TL Bateias - Pilarzinho	32	—	March 2038	100%	3.1
COPEL GeT	TL Foz - Cascavel Oeste	117	—	November 2039	100%	16.9
COPEL GeT	Cerquilho III Substation	—	1	October 2040	100%	7.7
COPEL GeT	TL Londrina – Figueira C2 Foz do Chopim – Salto Osório	102	—	August 2042	100%	8.5
COPEL GeT	TL Assis – Paraguaçu Paulista C1 and C2 Paraguaçu Paulista II Substation	83	1	February 2043	100%	12.3
COPEL GeT	Curitiba Norte Substation TL Bateias – Curitiba Norte	31	1	January 2044	100%	14.0
COPEL GeT	Realeza Sul Substation TL Foz do Chopim- Realeza Sul	52	1	September 2044	100%	16.2
COPEL GeT	TL Assis – Londrina	122	—	September 2044	100%	28.1
COPEL GeT	TL Araraquara II – Taubaté	334	—	October 2040	100%	47.7
COPEL GeT	TL Baixo Iguaçu – Realeza TL Baixo Iguaçu – Cascavel Oeste TL Curitiba Centro – Uberaba TL Curitiba Leste – Blumenau Medianeira Norte Substation Curitiba Centro Substation Andirá Leste Substation Baixo Iguaçu Substation	255	4	April 2046	100%	169.4
Uirapuru (Copel GeT – 100%)	TL Ivaiporã - Londrina	122	—	March 2035	100%	28.9
Costa Oeste (Copel GeT – 100%)	LT Cascavel Oeste - Cascavel Norte TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	January 2042	100%	20.7
Marumbi (Copel GeT – 100%)	TL Curitiba – Curitiba Leste Curitiba Leste Substation	29	1	May 2042	100%	29.9
Mata de Santa Genebra	TL Araraquara II - - Itatiba TL Araraquara 2 - Fernão Dias– TL Bateias - Itatiba	887	1	May 2044	100%	338.7
Subtotal Copel GeT		4,594	46			1,423.9
Caiuá Transmissora	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	May 2042	49.0%(2)	17.9
Integração Maranhense	TL Açailandia-Miranda II	365	—	May 2042	49.0%(2)	27.0
Matrinchã	TL Paranaíta - Ribeirãozinho	2,033	4	May 2042	49.0%(2)	146.2
Guaraciaba	TL Ribeirãozinho - Marimbondo	930	1	May 2042	49.0%(2)	75.5
Paranaíba	TL Barreiras II - Pirapora II	967	—	May 2043	24.5%(2)	50.2
Cantareira	TL Estreito – Fernão Dias	656	—	September 2044	49.0%(2)	70.6
Subtotal SPCs		5,093	7			387.4
Total		9,687	53			1,811.2

(1)Our main transmission concessions encompass several transmission lines. Proportionate to our stake in the enterprise. Amounts relating to the 2025-2026 cycle (pursuant to REH 3,481/2025), without taking into account the adjustment parcel (PA).
(2)Refers to the equity interest held by Copel Geração e Transmissão.
(3)Considers double circuits.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 33

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Expansion and Maintenance of Transmission Facilities
In the expansion and maintenance of transmission facilities, the construction of new transmission facilities of 230 kV and higher must be awarded through a bidding process or otherwise authorized by ANEEL. In recent years, Copel GeT has not been successful in ANEEL auctions. However, ANEEL permits us to make minor improvements to some of the existing 230 kV and 500 kV facilities, which are remunerated by an increase in the APR.
In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:
Authorizing Resolution No. 12,638/2022: ANEEL authorized the implementation of reinforcements at the 230 kV Campo do Assobio substation, with a total investment of approximately R$ 65 million. Upon entry into commercial operation, which commenced in December 2025, Copel GeT became entitled to an APR of approximately R$ 9.7 million in connection with these reinforcements.
Authorizing Resolution No. 13,573/2023: sectioning of the Cascavel – Salto Osório C1 230 kV transmission line at the Foz do Chopim substation, with the implementation of a double-circuit section between the sectioning point and the Foz do Chopim substation and two input module lines at the Foz do Chopim substation, with a total investment of approximately R$ 25.5 million and an APR of approximately R$ 4 million for the work completed within the ANEEL deadline of February 2026. As we anticipated the delivery of the project, with the start of commercial operations in October 2025, with an additional RAP of R$ 1.3 million in additional return since the amount will be paid in advance by ANEEL.
Authorizing Resolution No. 14,531/2023: major improvements (replacement of transformers and reactors) at the Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul and Uberaba substations, with a total investment of around R$ 135.5 million and APR of approximately R$ 22.5 million, upon entry into commercial operation of the projects, whose deadline set by Aneel is May 2026.
Authorizing Resolution No. 14,711/2023: implementation of reinforcements at the 230 kV Umuarama Sul substation, owned by Costa Oeste Transmissora de Energia S.A., a wholly owned subsidiary of Copel GeT, with an investment of around R$ 33.9 million and an APR of approximately R$ 4.5 million, upon entry into commercial operations, the deadline set by Aneel is November 2025.
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
Dispatch No. 61/2025-SCE/Aneel: implementation of reinforcements at the 230 kV Realeza Sul substation, with an authorized investment of R$ 32.6 million and APR of R$ 4.4 million, starting from the commercial operation date, which is projected by ANEEL to be July 2027.
Authorizing Resolution No. 15,817/2025: implementation of reinforcements at the 525 kV Bateias substation, with an authorized investment of R$ 32.6 million and authorized APR of R$ 5.5 million, starting from the commercial operation date, which is projected by ANEEL to be January 2028.
Dispatch No. 1,172/2025-SCE/Aneel: implementation of reinforcements at the 230 kV Guaíra and São José dos Pinhais Industrial District substations, with an authorized investment of R$ 24.4 million and authorized APR of R$ 4.2 million, starting from the commercial operation date, which is projected by ANEEL to be September 2027.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 34

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Authorizing Resolution No. 16,297/2025: implementation of reinforcements at the 500 kV Fernão Dias substation, under concession to Mata de Santa Genebra, with an authorized investment of R$ 127.2 million and APR of R$ 17.4 million, starting from the commercial operation date, which is projected by ANEEL to be January 2029.
Authorizing Resolution No. 16,552/2025: implementation of reinforcements at the Maringá and Sarandi 230 kV substations, with an investment of approximately R$ 66.3 million and APR of approximately R$ 11.6 million, starting from the beginning of commercial operation, scheduled by ANEEL for May 2028.
Dispatch No. 3,352/2025-SCE/ANEEL: sectioning of the 230 kV Cascavel – Medianeira Norte transmission line at the Cascavel Oeste substation, with the implementation of a double-circuit section between the sectioning point and the Cascavel Oeste substation and two line entry modules at the Cascavel Oeste substation, with an authorized investment of R$ 26.8 million and authorized RAP of R$ 4.5 million, starting from the commercial operation date, which is scheduled by ANEEL for November 2028.
Dispatch No. 3,722/2025-SCE/Aneel: implementation of reinforcements at the 230 kV Pilarzinho substation, with an authorized investment of R$ 26 million and authorized APR of R$ 4.3 million, starting from the commercial operation date, which is projected by ANEEL to be July 2028.
Distribution
Our distribution system consists of a widespread grid of overhead lines and substations with voltages up to 138 kV assets. High-Voltage electricity is supplied to larger industrial and commercial customers and lower voltage electricity is supplied to residential, small industrial, and commercial customers in addition to other customers. As of December 31, 2025, we provided electricity in a geographic area encompassing approximately 97% of the State of Paraná and served 5.3 million customers.
Our distribution grid includes 218,470 km of distribution lines, 493,461 distribution transformers and 243 distribution substations of 34.5 kV, 36 substations of 69 kV and 143 substations of 138 kV. During 2025, 97,048 new customers were connected to our grid, including customers connected through the rural and urban electrification programs. We are continuing to implement compact grid design distribution lines in urban areas with large concentration of trees in the vicinity of the distribution grid.
We have three captive customers that are directly supplied with energy at a high voltage (69 kV and above) through connections to our distribution lines. The volume of energy commercialized for these customers was 4,222 MWh in 2025.
We are also responsible for expanding the 138 kV and 69 kV distribution grid within our concession area to meet any future demand growth.
On October 16, 2019, Copel Distribuição launched a program to modernize its distribution grid called “Transformation Program” (Programa Transformação). The Transformation Program is comprised of three projects: “Total Reliability” (Confiabilidade Total), “Three-phase Paraná” (Paraná Trifásico) and “Smart Grid Copel.” The goal is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration period in case of power outages. With investments of R$ 4.34 billion until 2025, which shall compose the Regulatory Remuneration Base, the Transformation Program involves the construction of approximately 25,000 kilometers of power grids and the setting up of smart grid technology in the State of Paraná. The Smart Grid Project deals with the implementation of a communication network for distribution automation equipment and for smart meters. In addition, computer systems for efficient management of this communication network are included in this project. The “Transformation Program” project reached by December 2025, 25,062 km of power grids and 2,026,837 smart meters installed.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 35

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Total losses in our distribution system are segmented between (i) losses in the basic grid (tension equal to or greater than 230 kV), which are external to our distribution grid and have a technical cause, and (ii) losses in the distribution grid (internal to our distribution grid), which are usually caused by both technical and non-technical reasons.
Losses in the basic grid are calculated monthly by the CCEE as the difference between the total generation and the energy effectively delivered to the distribution grids. The total losses from our distribution grid are calculated as the difference between the energy allocated to the system and the energy supplied to the customers.
Our total energy distribution losses (including transmission system, technical and commercial losses) totaled 8.7% of the total energy amount available in 2025, being (i) 1.0% related to losses in the basic grid, (ii) 5.8% of technical losses and (iii) 1.9% of non-technical losses.
ANEEL grants the transfer of all energy losses to the final customers when the real losses are less than regulatory losses. The calculation is made within the regulatory period, that is different from a calendar year, and thereby we will know the result just in the next tariff adjustment, in June 2026. But our simulation indicates that in the fiscal year, from January through December 2025, we will have all losses transferred to the final customers.
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

Quality of supply indicator	2025	2024	2023
DEC – Duration of outages per customer per year (in hours)	7h17min	7h55min	7h51min
FEC – Frequency of outages per customer per year (number of outages)	4.65	5.36	5.21
We comply with the quality indicators defined by ANEEL for 2025, which penalizes power outages in excess of an average number of hours per customer, in each case calculated on an annual basis. These limits vary depending on the geographic region, and the average limit established by ANEEL for our distribution company was 8 hours and 14 minutes of outages per customer per year, and a total of 5.80 outages per customer per year. Failure to comply with these predetermined standards with a Final Customer causes a reduction of the amount we can charge such Final Customer in future periods.
In addition, quality target indicators are taken into consideration by ANEEL during distribution concession renewal proceedings, and also influence ANEEL’s calculation of our tariff adjustments. For more information, see “–Concessions—Distribution Concessions” and “—The Brazilian Electric Power Industry—Distribution Tariffs.”

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 36

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Purchases for the captive market
The following table contains information concerning volume, cost and Average Tariff for the main sources of the electricity we purchased for the captive market in the last three years.

Source	2025	2024	2023
Itaipu
Volume (GWh)(1)	4,442	4,553	4,762
Cost (R$ millions)	951.0	990.0	980.3
Average Tariff (R$/MWh)	214.1	217.4	205.9
Angra
Volume (GWh)	848	856	872
Cost (R$ millions)	264.2	296.7	295.5
Average Tariff (R$/MWh)	311.6	346.6	338.9
CCGF
Volume (GWh)	3,207	3,914	4,568
Cost (R$ millions)	628.5	686.3	723.6
Average Tariff (R$/MWh)	196.0	175.3	158.4
Auctions in the regulated market
Volume (GWh)(2)	13,592	13,812	13,142
Cost (R$ millions)(3)	3,430.1	3,520.0	2,754.6
Average Tariff (R$/MWh)	252.36	235.30	209.60

(1)According to ANEEL Homologatory Resolution No. 3,836/2024.
(2)These numbers do not include assignments related to MCSD-EN and MVE. Eliminations and reclassifications were considered.
(3)These numbers do not include short-term energy purchased through the CCEE.
Itaipu
We purchased 4,442 GWh of electricity from Itaipu in 2025, which constituted 8.6% of our total available electricity in 2025 and 19% of Copel Distribuição’s total available electricity in 2025. Distribution companies operating under concessions in the midwest, south and southeast regions of Brazil are required by law to purchase Brazil’s portion of the energy generated by Itaipu in a proportion that correlates with the volume of electricity that they provide to customers. The rates at which these companies are required to purchase Itaipu’s energy are fixed to cover Itaipu’s operating expenses and payments of principal and interest on Itaipu’s U.S. dollar-denominated borrowings, as well as the cost of transmitting the power to their concession areas. These rates are denominated in U.S. dollars and were set at US$ 17.66 per kW in 2025.
In 2025, we paid an Average Tariff of R$ 214.09 /MWh for energy from Itaipu, compared to R$ 217.44/MWh in 2024. These figures do not include the transmission tariff that distribution companies must pay for the transmission of energy from Itaipu.
ANGRA
Because Eletronuclear renewed the generation concession of Angra under the 2013 Concession Renewal Law, the energy generated by Angra is no longer sold in auctions in the regulated market. Rather, under the 2013 Concession Renewal Law, this energy is sold to distributors in accordance with the quota system established by said law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” As a result, Copel Distribuição was legally required to purchase 848 GWh from Angra in 2025, 856 GWh from Angra in 2024 and 872 GWh from Angra in 2023.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 37

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Assured Energy Quota Contract – CCGF
Under the 2013 Concession Renewal Law, certain generation concessionaires renewed their concession contracts, and therefore these concessionaires no longer sell the energy produced by these generation facilities at auctions in the regulated market. Rather, this energy is sold to distribution companies in accordance with the quota system established by the 2013 Concession Renewal Law. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.” Copel Distribuição is obligated to purchase energy from these generation concessionaires that have renewed generation concessions under this quota system. Copel Distribuição was legally required to purchase 3,207 GWh in CCGF contracts in 2025, 3,914 GWh in CCGF contracts in 2024 and 4,568 GWh in CCGF contracts in 2023.
Auctions in the Regulated Market
In 2025, we purchased 13,592 GWh of thermoelectric and hydroelectric energy through auctions in the regulated market. This energy represents 58% of the total electricity purchased by the Copel Distribuição. For more information on the regulated market and the Free Market, see “Item 4. Information on the Company—The Brazilian Electric Power Industry.”
Sales to Captive Customers
During 2025, we supplied approximately 56.2% of the energy distributed directly to Captive Customers in the State of Paraná. Our concession area includes nearly 5.28 million customers located in the State of Paraná and in one municipality in the State of Santa Catarina, located in the south of the State of Paraná. During 2025, the total power consumption of our Captive Customers was 20,066 GWh, a 5.7% decrease as compared to 21,285 GWh during 2024.

Categories of purchaser	2025	2024	2023
	(GWh)
Industrial customers	1,252	1,718	1,941
Residential	10,108	9,887	8,888
Commercial	4,442	4,782	4,520
Rural	2,426	2,507	2,352
Other(1)	1,838	2,391	2,472
Total(2)	20,066	21,285	20,173

(1)Includes public services such as street lighting, electricity supply for municipalities and other governmental agencies, as well as our own consumption.
(2)Total GWh does not include our energy losses.
Sales to Free Customers
We operate in the Free Contracting Environment (Ambiente de Contratação Livre, the “ACL”) through our wholly owned subsidiaries Copel Geração e Transmissão and Copel Comercialização (Copel Mercado Livre). As of December 31, 2025, we had 1,537 Free Customers of our energy trading company, representing 6.1% of our consolidated operating revenue and 13.7% of the total quantity of electricity sold by us. During 2025, the total power consumption of our Free Customers was 9,902 GWh, a 6.3% decrease as compared to 10,565 GWh during 2024.

Categories of purchaser	2025	2024	2023
	(GWh)
Industrial customers	7,948	8,914	9,737
Commercial	1,954	1,651	2,149
Total	9,902	10,565	11,886

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 38

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following table sets forth the number of our final customers, considering both Captive and Free Customers, in each category as of December 31, 2025.

Category	Number of Final Customers
Industrial	39,167
Residential	4,417,897
Commercial	464,590
Rural	306,468
Other(1)	58,150
Total(2)	5,286,272

(1)Includes street lighting, as well as electricity for municipalities and other governmental agencies, public services and own consumption.
(2)This table does not consider supply to concessionaires.
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
Group A Customers receive electricity at 2.3 kV or higher and the tariffs applied to them are based on the actual voltage level at which energy is supplied and the time of day the energy is supplied. Tariffs are comprised of two components: a “power demand tariff” and an “electricity consumption tariff”. The power demand tariff, expressed in reais per kW, is based on the higher of (i) contracted power demand and (ii) power demand actually used. The electricity consumption tariff, expressed in reais per MWh, is based on the amount of electricity actually consumed as evidenced by our metering. Group B Customers receive electricity at less than 2.3 kV, and the tariffs applied to them are comprised solely of an electricity consumption tariff and are based on the classification of the customer.
ANEEL revises our tariffs annually, in June. For more information about the distribution tariff adjustments that have been made by ANEEL in recent years, see “Item 5. Operating and Financial Review and Prospects—Overview—Rates and Prices.”
The following table sets forth the Average Tariffs for each category of Final Customer.

Tariffs(1)(2)(3)	2025	2024	2023
	(R$/MWh)
Industrial	526.75	544.13	555.58
Residential	505.45	512.65	551.81
Commercial	553.46	569.45	619.93
Rural	548.64	555.82	606.40
Other customers	620.93	594.97	462.82
Retail supply average tariff	598.90	594.01	618.52

(1)Considers December as the reference month;
(2)Net revenue from “electricity sales to final customers” and “Use of the main distribution and transmission grid”;
(3)Does not consider tariff flags.
Low-income Residential Customers. Under Brazilian law, we are required to provide reduced rates to certain low-income residential customers. In December 2025, we served approximately 570,000 low-income residential customers. For servicing these customers, in 2025 we received R$ 223.8 million in compensation from the Brazilian government, which was approved by ANEEL. Additionally, the State of Paraná, through the Energia Solidária program established by State Law 20,943/2021, covers the electricity bills of low-income families eligible for the Social Electricity Tariff, provided their monthly consumption does not exceed 150 kWh. In December 2025, this initiative benefited 191,000 families, with the State of Paraná contributing R$ 85.6 million in 2025.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 39

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following table sets forth the current minimum discount rates approved by ANEEL for each category of Low-income Residential Customer.

Consumption	Discount from base tariff
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month	10%

Consumption	Discount from base tariff
Up to 12.31.2025
Up to 30 kWh per month	65%
From 31 to 100 kWh per month	40%
From 101 to 220 kWh per month.	10%
As of 01.01.2026*
Up to 80 kWh per month	100%
Above 81 kWh per month	—%

*     On October 8, 2025, Law No. 15,235/2025 was enacted, significantly expanding the Social Electricity Tariff and establishing total exemption (100% discount) for consumption up to 80 kWh/month, intended for families classified in the Low-Income Residential Subclass registered in the Single Registry (CadÚnico). The law also authorized the payment of annual CDE quotas, starting January 1, 2026, for families with per capita income greater than half and equal to or less than one minimum wage, limited to consumption of up to 120 kWh/month in a single consumer unit.
Free Customers. Following the publication of MME Ordinance No. 50/2022, a customer of our distribution business qualified as Group A Customer, a Free Customer may choose its energy supplier. A Free Customer that chooses to purchase energy from a supplier other than Copel GeT continues to use our distribution grid and to pay our distribution tariff. However, as an incentive for Free Customers to purchase from alternative sources, we are required to reduce the tariff paid by Free Customers by 50%. This discount is subsidized by the Brazilian government, and therefore does not impact the revenues of our distribution business.
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
By late 2012, we decided to anticipate the extension of our main transmission concession agreement (corresponding to 78% of our transmission lines then in operation) that would expire in 2015, pursuant to the new rules of the 2013 Concession Renewal Law. In December 2012, we executed the Third Addendum to the Concession Agreement 060/2001, extending this transmission concession agreement until December 31, 2042. In order to adjust these assets’ APRs to the new rules of 2013 Concession Renewal Law, ANEEL reduced the transmission tariffs we charged by 61.9%.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 40

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
On May 9, 2017, ANEEL approved the result of the inspection of the appraisal report of the transmission assets existing on May 31, 2000 (RBSE and Other Transmission Facilities – “RPC”) related to our main transmission concession agreement. The Agency recognized the amount of R$ 667.6 million as the net value of the assets for the purposes of indemnification as of December 31, 2012. As of December 31, 2017, the net value of those assets for the purposes of indemnification amounted to R$ 1,418.4 million.
On June 27, 2017, ANEEL approved the APR of the transmission assets of Copel GeT for the 2017/2018 cycle, including the commencement of receipt of the RBSE indemnification of our main transmission concession agreement.
In 2017, (i) our main transmission concession agreement was adjusted by the IPCA and by the portion related the commencement of receipt of the RBSE indemnification (average increase of 151.3%) (ii) one of our transmission concession agreements was adjusted by the IPCA and improvements to the system were approved by ANEEL (average increase of 3.7%), (iii) six transmission concession agreements were adjusted by the IPCA (3.6%), (iv) one transmission concession agreement was adjusted by the IGP-M (1.6%), and (v) one transmission agreement became operational in August 2017, adding R$ 18.9 million of APRs. As a result, the APRs for the 2017/2018 cycle for our transmission assets reflected an increase of 121.2% over our APRs for the 2016/2017 cycle.
In June 2018, ANEEL approved the APR for the 2018/2019 cycle, considering (i) an adjustment of relevant amounts by the IGP-M and IPCA indexes, and (ii) the expansion of our transmission system with upgrades and revenues from other works classified as improvement measures.
Compared to our total APR for the 2017/2018 cycle, the APR of our main concession for the 2018/2019 cycle was reduced by 8.1%, as a result of the correction of a prior calculation made by ANEEL, which takes into account certain financial and economic portions of unamortized and unrepaired assets related to the RBSE when determining the assets of the Regulatory Remuneration Base in the prior cycle.
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
In 2020, in the scope of the tariff review process for the contracts extended under Law No. 12,783/2013, holders of assets belonging to RBSE had their review ratified in June 2020 despite originally being scheduled for 2018, due to a two-year delay and the retroactive effects of REN 880/2020 on the 2018 tariff year. For us, this process was ratified through Homologation Resolution No. 2,715/2020 for concession agreement No. 060/2001, granted to Copel GeT. During review process, ANEEL decided that starting on the 2020/2021 cycle, remuneration portion of the RBSE would be calculated by the cost of equity (“CoE”) as provided for in Ordinance MME No. 120/2016. The value not received during the three previous cycles (2017-2020) will be incorporated into the next three cycles (2020-2023) by means of an Adjustment Installment (Parcela de Ajuste).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 41

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
Additionally, by means of Homologation Resolution No. 2,725/2020, ANEEL established the readjustment of APRs for electric energy transmission assets for the 2020-2021 cycle, effective from July 1, 2020 until June 30, 2021. According to this resolution, Copel GeT’s transmission asset APRs for the 2020-2021 cycle were R$ 777.2 million, of which R$ 703.4 million correspond to the revenue of operational assets. Considering the homologated APRs for the Special Purpose Companies (Sociedades de Propósito Específicos) in which Copel GeT has 100%, APR for the cycle were R$ 773.2 million. With the others in which it has equity ownership, the total consolidated value for Copel GeT is R$ 1,146.0 million. Along with beginning of commercial operations of Mata de Santa Genebra assets in its totality in 2020, GeT’s total consolidated value is R$ 1,161.2 million.
On July 13, 2021, ANEEL readjusted the APRs for electric energy transmission assets for the cycle from July 1, 2021 to June 30, 2022 through Resolutions 2,895/2021 and 2,959/2021. Copel GeT’s transmission assets APR was set at R$ 792.2 million of assets in operation. Considering the APRs approved for the Special Purpose Companies 100% owned by Copel Geração e Transmissão, the total consolidated amount reached R$ 1,220.1 million.
On July 12, 2022, ANEEL, through Homologation Resolution No. 3067/2022, established the readjustment of the Allowed Annual Revenues (“APR”) for electric power transmission concessionaires for the 2022-2023 cycle, effective from July 1, 2022 to June 30, 2023. According to the resolution, the APR of the transmission concessions of Copel Geração e Transmissão for the 2022/2023 cycle is R$ 849.2 million, of which R$ 824.2 million correspond to the APR of assets in operation. Also, considering the approved APR for the SPCs in which Copel Geração e Transmissão has a 100% shareholding, the total APR value is R$ 921.9 million, of which R$ 896.9 million correspond to the APR of assets in operation. Throughout 2022, some reinforcements authorized by Aneel for Concession Contracts 060/2001 and 006/2008 were considered and, therefore, the APR of assets in operation was increased to R$ 901.3 million.
In Dispatch No. 402/2023, issued on March 3, 2023, ANEEL postponed the 2023 Periodic Tariff Review of the APR for transmission concessionaires under Law No. 12,783/2013.
Homologatory Resolution No. 3,216/2023, published on July 7, 2023, set the APR for the period from July 1, 2023, to June 30, 2024 (2023-2024 cycle), covering facilities managed by transmission companies. For Copel GeT, the approved APR for the 2023-2024 cycle is R$ 1.6 billion, broken down as follows: R$ 976.0 million for concessions fully owned by Copel GeT; R$ 73.2 million for SPEs fully owned by Copel GeT; and R$ 512.6 million for concessions with partial ownership by Copel GeT.
With Resolution No. 3,344/2024, Aneel approved the results of the 2023 tariff reviews of the concession contracts extended under Law No. 12,783/2013. For Copel GeT’s Concession Agreement No. 060/2001, the repositioning was -8.39%, largely due to the reduction in the APR value referring to the RBSE economic component, affected by depreciation and write-offs in the 2018-2023 tariff cycle.
Resolution No. 3,348/2024, published on July 19, 2024, established the APR for the provision of facilities under the responsibility of transmission companies, for the period from July 1, 2024 to June 30, 2025 (2024-2025 cycle). For Copel GeT, the APR approved for the 2024-2025 cycle is R$ 1,595 million, with the following breakdown: R$ 987.2 million for 100% Copel GeT concessions; R$ 75 million for 100% Copel GeT SPEs; R$ 532.6 million for concessions with Copel GeT participation.
On June 10, 2025, ANEEL, through Homologatory Resolution No. 3,467/2025, established the tariff repositioning of the APR to be applied to the Financial component of the RBSE in effect on July 1, 2018. In defining the new values, there was a reduction of approximately 16% for the renewed concessions affected by the decision. For concession contract No. 060/2001 of Copel GeT, the approved value was R$ 176 million (June 2025 prices). As a reference, the value in the 2024-2025 cycle (June 2024 prices) was R$ 209 million.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 42

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

On June 17, 2025, ANEEL, through Homologatory Resolution No. 3,475/2025, approved the revision of the APR of the Concession Contracts related to projects tendered with a revision date in July 2025. For Copel GeT, the approved value was R$ 61.2 million (June 2025 prices), with a total RAP repositioning of 4.9%. As a reference, the value in the 2024-2025 cycle (June 2024 prices) was R$ 58.3 million.
On July 17, 2025, ANEEL, through Homologatory Resolution No. 3,481, readjusted the allowed APRs for electricity transmission assets for the 2025-2026 cycle, effective from July 1, 2025 to June 30, 2026. According to this resolution, the APR for the 2025-2026 cycle of the transmission assets in operation of Copel GeT and its holdings became R$ 1,811.2 million, an increase of approximately 1.9%, already considering the effects of the reduction in the Financial component of the Existing RBSE.
Additionally, ANEEL authorized us to carry out reinforcement works expected to be operational by 2026 and 2027. These works should add approximately R$ 50.4 million to the APR.
The table below shows our APR (R$ million) for the last three cycles of transmission lines over which we hold a 100% ownership on December 31, 2025:

Contract	Transmission Line / Substation	Jul. 2025 Jun. 2026	Jul. 2024 Jun. 2025	Jul. 2023 Jun. 2024
			APR (R$ million)
060/2001	Main Transmission Concession(1)	663.6	665.2	661.3
075/2001	Bateias – Jaguariaiva	18.2	17.0	16.8
006/2008	Bateias – Pilarzinho	3.1	2.8	3.6
027/2009	Foz do Iguaçu - Cascavel Oeste	16.9	16.6	16.0
010/2010	Araraquara 2 – Taubaté	47.7	45.3	43.6
015/2010	Cerquilho III	7.7	7.3	7.0
022/2012	Foz do Chopim – Salto Osório Londrina – Figueira C2	8.5	8.1	7.7
002/2013	Assis — Paraguaçu Paulista II C1 and C2 SE Paraguaçu Paulista II	12.3	11.7	12.2
005/2014	Bateias - Curitiba Norte SE Curitiba Norte	14.0	13.3	12.8
021/2014	Foz do Chopim - Realeza	16.2	13.5	13.0
022/2014	Assis – Londrina	28.1	28.1	27.1
006/2016	TL Baixo Iguaçu - Realeza; TL Baixo Iguaçu - Cascavel Oeste; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; SE Baixo Iguaçu; Demais Seccionamentos	169.4	160.9	154.8
002/2005	Uirapuru	28.9	27.0	26.9
001/2012	Costa Oeste	20.7	19.7	19.0
008/2012	Marumbi	29.9	28.3	27.3
001/2014(2)	Mata de Santa Genebra	338.7	—	—
Total		1,423.9	1,064.7	1,049.2

(1)Our main transmission concessions encompass several transmission lines.
(2)Transmission line consolidated into the portfolio.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 43

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

CONCESSIONS
We operate under concessions granted by the Brazilian government for our generation, transmission and distribution businesses. Under Brazilian law, concessions are subject to competitive bidding processes at the end of their respective terms.
2013 Concession Renewal Law
Until 2013, the Brazilian rules governing generation concessions gave concessionaires the right to renew for additional 20-year concession contracts that were entered into prior to December 11, 2003. For transmission and distribution concessions granted after 1995, concessionaires had the right to renew these contracts for an additional 30- year period.
On September 11, 2012, the Brazilian government enacted the Provisional Measure No. 579, subsequently converted into the 2013 Concession Renewal Law, which significantly changed the conditions under which concessionaires are able to renew concession contracts. Under the 2013 Concession Renewal Law, generation, transmission and distribution concessionaires may renew the concessions that were in effect as of 1995 (and, in the case of generation facilities, generation concession contracts entered into prior to 2003) for an additional period of 30 years (or an additional 20-year period in the case of thermal plants), provided that the concessionaire agrees to amend the concession contract to reflect a series of new conditions that aim to ensure that services are provided in a continuous and efficient fashion and subject to low tariffs. Under the 2013 Concession Renewal Law, concessionaires must decide 60 months before the end of each concession term (or 24 months with respect to thermal plant concessions that it is 24 months) whether to amend and renew a concession contract or to terminate each concession contract at the end of its respective term.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 44

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
Generation Concessions
As of the end of 2025, we operated 7 wholly owned hydroelectric power plants and 6 hydroelectric power plants held through equity interests, all in commercial operation, with a total installed capacity of 5,045.0 MW, including the capacity attributable to our ownership interests. The HPP Foz do Areia, HPP Segredo and HPP Salto Caxias are our largest generation facilities and together represent approximately 82.8% of Copel’s total installed hydroelectric capacity.
HPP Foz do Areia. Copel Geração e Transmissão did not elect to renew the original concession pursuant to the 2013 Concession Renewal Law for the HPP Foz do Areia (Governador Bento Munhoz da Rocha Netto). However, in order to obtain a new concession for the HPP Foz do Areia for 30 years, Copel GeT transferred the ownership of this HPP to its subsidiary, the SPC F.D.A. Geração de Energia Elétrica S.A (“F.D.A”) on March 3, 2020, and, on the same date, requested a new concession from the MME pursuant to Federal Decree no. 9,271/2018, amended by Federal Decree No. 10,135/2019 and No. 10,893/2021, which allows this renewal associated with the privatization of the concession holder, within 12 months of the end of the term. On December 23, 2022, Decree No. 9,271/18 was further amended by Decree No. 11,307, to also enable the renewal of grants by privatization of a holder through a public offering of shares. This alternative is in line with the intention of the controlling shareholder to transform us into a company with dispersed capital and without a controlling shareholder. We have requested from the MME the full renewal of the concessions for our plants HPP Foz do Areia, HPP Segredo, and HPP Caxias, maintaining 100% participation. Our privatization enabled us to request the full renewal of the concessions for the Hydroelectric Plants Foz do Areia HPP, Segredo HPP, and Salto Caxias HPP for 30 years from the signing of the new concession contract. The payment of the respective grant bonuses, stipulated at R$ 3,719.4 million according to Interministerial Ordinance of the Ministries of Mines and Energy and Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the SELIC pro rata die rate on the value of the grant bonus from January 1, 2024, until the effective payment. ANEEL approved the draft of the new concession agreements through Order No. 2,065/2023. Copel GeT and ANEEL entered into Concession Contract 01/2024 to renew the HPP Foz do Areia concession grant on November 19, 2024.
HPP Capivari Cachoeira (Governador Parigot de Souza - GPS). The granting authority submitted the concessions for Capivari Cachoeira HPP to new bidding processes, pursuant to which new agreements should be in force for a 30-year period. Copel GeT was the winner in the bidding process related to HPP Capivari Cachoeira. With respect to Capivari Cachoeira, although Copel GeT did not elect to renew the original concession for the Capivari Cachoeira HPP, it participated in the new competitive bidding process and won. On January 5, 2016, Copel GeT executed a concession agreement with ANEEL so that it will continue to operate this plant under an operation and maintenance regime until 2046. We paid a total amount of R$ 574.8 million as a signing bonus for this concession agreement. 100.0% of the energy generated by this plant in 2016 was allocated in quotas to the regulated market, and reduced to 70.0% on January 1, 2017. Copel GeT can sell the remaining amount of energy generated (30%) by this plant on the Free Market or Spot Market.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 45

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Concessions for generation projects granted after December 11, 2003 were not affected by the 2013 Concession Renewal Law and are non-renewable, meaning that upon expiration of their 35-year term, the concession will be granted subject to a new competitive bidding process. In 2019, we had three (3) hydroelectric plants operating in this condition (HPP Mauá, HPP Colíder and HPP Baixo Iguaçu). HPP Colíder and HPP Baixo Iguaçu ceased to be operated by us as a result of asset swap and divestment processes.
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
In 2021, the government issued new legislation that changed the calculation method applied by CCEE for the financial compensation to plants participating in the MRE. For our 16 plants that adhered to the method, the compensation amount was R$ 1,570.5 million. ANEEL extended the terms of our grantings that adhered to new method to a total of 15,217 days (Resolutions No. 2,919 and No. 2,932).
In 2022, ANEEL authorized the extension of concession grants and authorizations and approved the amendment to the concession contracts for projects with our participation through Authorizing Resolutions No. 11,345/2022, No. 12,255/2022 and No. 11,132/2022.
In 2023, ANEEL acknowledged the extension of the concession period for the Mauá HPP due to a request for exemption from liability, extending the concession's end date to October 15, 2043. As a result, CCEE recalculated the plant’s financial compensation. Following this, ANEEL authorized the extension of the concession through Authorizing Resolution No. 14,896/2023, increasing the compensation period from 1,789 to 2,083 days.
In 2024, we entered into new thirty-year concession agreements for HPP Foz do Areia, HPP Salto Caxias and HPP Segredo, in accordance with Federal Decree No. 9,271/2018, which does not provide for extensions.
In 2025, we maintained our efforts to manage our concession assets in line with our long‑term strategy, including ongoing interactions with the granting authority, assessment of renewal opportunities, and compliance with the regulatory framework governing our hydroelectric plants.
The following table set forth information relating to the actual terms as well as the renewals of our main generation hydroelectric, thermoelectric and wind farm plants and all of which we hold a direct ownership interest in:

Hydroelectric Plants	Initial concession date	First expiration date	Extension Date	Final expiration date
Foz do Areia	November 2024	November 2054	Not extendable	November 2054
Segredo	November 2024	November 2054	Not extendable	November 2054
Salto Caxias	November 2024	November 2054	Not extendable	November 2054
Capivari Cachoeira (Gov Parigot de Souza)	January 2016	January 2046	Not subject to extension	January 2053
Mauá(1)	June 2007	July 2042	Not extendable	June 2049
SHP Bela Vista(2)	May 2007	January 2041	Extendable	January 2041
Derivação do Rio Jordão	November 1979	November 2009	September 2009	June 2032

(1)Partially acquired in December 2024 from Axia. Acquisition of the HPP Mauá and sale of HPP Colíder completed in May 2025. See”ITEM 4. INFORMATION ON THE COMPANY - The Company - Corporate Structure
(2)In December 2019, Copel GeT became the owner of 100% of Bela Vista Geração de Energia, who holds the ANEEL Auction No. 003/2018 for SHP Bela Vista. The commercial operations of generation units 1, 2 and 3 began in June 2021, July 2021, August 2021 and June 2023 respectively.
On May 30, 2025, the asset swap between our wholly-owned subsidiary Copel GeT and Axia was completed, consolidating in its portfolio all of its interests in HPP Mauá and Mata de Santa Genebra, with the consequent transfer of its entire interest in the HPP Colíder to Axia. The total amount disbursed was R$ 196.6 million.
On October 22, 2025, Copel completed the divestment of the Baixo Iguaçu Hydroelectric Plant, after satisfying all precedent conditions and receiving the required regulatory approvals. The total equity value of the transaction was R$ 1,683.3 million.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 46

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

TPP Figueira. Our authorization for TPP Figueira expired on March 26, 2019. We had submitted a request to extend the authorization for this plant on May 24, 2017, for an additional period of 20 years. On October 30, 2023, we requested the Granting Authority to cancel our previous application for the extension of the authorization. This decision aligns with our Board of Directors’ directive, as outlined in Copel’s Strategic Planning 2030, to decarbonize our current portfolio and accelerate our move towards renewable energy. This plant has an installed capacity equivalent to 20 MW and underwent a modernization process. On February 23, 2024, ANEEL, through Order No. 561/2024, authorized the suspension of the commercial operation of the TPP Figueira generating unit. On December 9, 2024, we requested that ANEEL terminate the authorization and exempt us from the reversal of assets. The plant is in the process of divestment.

Thermoelectric Plants	Initial concession date	First expiration date	Extension date	Final expiration date
Figueira	March 1969	March 1999	June 1999	March 2019

(1)On October 30, 2023, a request was submitted to the Granting Authority to withdraw the request to extend the concession for this plant. On December 9, 2024, we requested ANEEL the termination of the concession and exemption from the reversal of assets.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 47

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
(2)Santa Rosa e Mundo Novo Complex, located in the State of Rio Grande do Norte, which we acquired in January 2023.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 48

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following table sets forth information relating to the terms of our generation hydroelectric plants which, once the respective original concession period expires, will no longer be subject to a concession regime but rather to a registration proceeding with the ANEEL:

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
In 2025, Copel Geração e Transmissão completed the divestment of its small‑scale generation assets, following the fulfillment of all applicable closing conditions. The divestment comprised the following assets: Guaricana HPP; Pitangui HGF; Salto do Vau HGF; Melissa HGF; Chopim I HGF; Marumbi HGF; São Jorge SHP; Apucaraninha SHP; Chaminé SHP; Cavernoso SHP; Cavernoso II SHP; and the Palmas Wind Farm.
We also have ownership interests in 11 other generation projects. The following table sets forth information relating to the terms of the concessions of the generation facilities in which we had such partial ownership interest as of December 31, 2025.

Generation Facility	Company	Initial concession date	Expiration date	Extension
HPP Dona Francisca	Dona Francisca Energética SA ‒ DFESA	August 1998	September 2037	Possible
HPP Santa Clara	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	May 2040	Possible
HPP Fundão	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	October 2001	June 2040	Possible
SHP Santa Clara I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinitely	—
SHP Fundão I	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	December 2002	Indefinitely	—
HPP Arturo Andreoli	Foz do Chopim Energética	April 2000	July 2034	Possible
WPP Carnaúbas	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Reduto	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP Santo Cristo	São Miguel do Gostoso I	April 2012	April 2047	Possible
WPP São João	São Miguel do Gostoso I	March 2012	March 2047	Possible

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 49

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Transmission Concessions
Pursuant to the 2013 Concession Renewal Law and the terms of our transmission concessions, we have the right to request 30-year extensions of the concessions from ANEEL, provided that such request is delivered within 60 months prior to the expiration of the contract. Our principal transmission concession, from which 66% of our transmission revenues in 2025 derived, has been renewed pursuant to the 2013 Concession Renewal Law, and will therefore now expire in January 2043.
In addition, in 2025, an aggregate of 34% of our transmission revenues derived from 11 other concession contracts for transmission lines and substations that are currently in operation and whose terms and extensions are set forth in the next table. In accordance with the 2013 Concession Renewal Law, each of these contracts can be extended for an additional 30-year period. However, Decree No. 11,314, of December 28, 2022 regulates the bidding and extension of public electricity transmission service concessions at the end of their term, and determines that the concessions will be subject to bidding, using the criterion of the lowest APR. Concessions may be extended if the bidding process is unfeasible or would harm the public interest, provided that the concessionaire applies to ANEEL at least 36 months before the end of the contractual term.
We intend to continue requesting extensions for all of our transmission concessions.
The following table sets forth certain information relating to the terms and extension terms of our main transmission concessions (all of which we hold a direct ownership interest), including the concession contracts for transmission lines and substations both in operation and under construction:

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
We have ownership interests in ten other transmission projects, through special purpose companies. The following table sets forth information relating to the terms of the concessions of the transmission facilities in which we had such partial ownership interest as of December 31, 2025:

Transmission Facility	Special Purpose Company (SPC)	Initial concession date	First Expiration date	Possibility of Extension	Expected (or final) expiration date
Cascavel Oeste – Umuarama	Costa Oeste Transmissora de Energia S.A	January 2012	January 2042	Possible	January 2072
Umuarama – Guaira	Caiuá Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Açailândia – Miranda II	Integração Maranhense Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Curitiba – Curitiba Leste	Marumbi Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Paranaíta – Ribeirãozinho	Matrinchã Transmissora de Energia S.A.	May 2012	May 2042	Possible	May 2072
Ribeirãozinho – Marimbondo II	Guaraciaba Transmissora de Energia S.A	May 2012	May 2042	Possible	May 2072
Barreiras II – Pirapora II	Paranaíba Transmissora de Energia S.A	May 2013	May 2043	Possible	May 2073
Itatiba – Bateias	Mata de Santa Genebra Transmissora S.A	May 2014	May 2044	Possible	May 2074
Estreito – Fernão Dias	Cantareira Transmissora de Energia S.A.	September 2014	September 2044	Possible	September 2074
Ivaiporã – Londrina	Uirapuru Transmissora de Energia S.A.	March 2005	March 2035	Possible	March 2065

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 50

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
This amendment imposes efficiency conditions on Copel Distribuição that are measured through two different metrics: quality of the service and economic-financial sustainability of the company. Failure to comply with either of these metrics (i) for two consecutive years within the first four years of this renewed concession or (ii) in the fifth year of this concession, may, in each case, result in the termination of our distribution concession.
On November 17, 2020, ANEEL detailed the performance and efficiency indicators applicable to the electricity distribution services starting in 2021 with respect to no-interruption in supply and economic-financial management (pursuant to Resolution 948/2021). ANEEL also changed the parameters for the calculation of some variables of the economic-financial management indicator.
The economic-financial management indicator is breached when the cash flow generation, after deduction of the Regulatory Reintegration Quota (cota de reintegração regulatória) is below 111% of SELIC, which is considered insufficient to comply with debt interest, or when the EBITDA is lower than the QRR. Non-compliance for one year obliges the concessionaire to limit the payment of dividends and interest on equity capital and prohibits new legal action and business deals between the concessionaire and its related parties. Non-compliance for two consecutive years allows ANEEL to terminate the concession.
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
The table below presents the economic and financial and quality indicators established for the last nine years.

	Economic and Financial Indicators	Quality Indicators(1)		Quality Performed
Year	Indicator	DECi(2)	FECi(2)	DECi(2)	FECi(2)
2017	EBITDA(3) ≥ 0	12.54	12.54	12.54	12.54
2018	[EBITDA (-) QRR (4)] ≥ 0	11.23	8.24	10.29	6.20
2019	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(0.8*SELIC(6))	10.12	7.74	9.10	6.00
2020	{Net Debt(5)/[EBITDA(3) (-) QRR(4)]} ≤ 1/(1.11*SELIC(6) )	9.83	7.24	7.81	5.55
2021	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.29	6.84	7.20	4.76
2022	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	9.19	6.80	7.98	5.29
2023	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.69	6.39	7.85	5.20
2024	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.36	5.94	7.92	5.35
2025	{Net Debt(5)/[EBITDA(3) (-) QRR(4) ≥ 0]} ≤ 1/(1.11*SELIC(7) )	8.14	5.80	7.17	4.65

(1)According to ANEEL’s Technical Note No. 0335/2015.
(2)DECi – Duration of outages per customer per year (in hours); and FECi – Frequency of outages per customer per year (number of outages).
(3)Earnings before interest, tax, depreciation and amortization, as calculated according to ANEEL regulations.
(4)Until 2020, this value corresponds to the most recent Periodic Tariff Review (RTP), plus the General Market Price inflation index (IGP-M) between the month preceding the Periodic Tariff Review and the month preceding the twelve-month period of the economic and financial sustainability measurement. As of 2021, it reflects the defined value in the last periodic tariff review and updated by the Regulatory B Parcel, is calculated pro rata.
(5)As calculated according to ANEEL regulations.
(6)SELIC base rate: limited to 12.87% per year.
(7)Limited to 9.009 % per year if it exceeds this percentage, and to 6.006 % if it falls under said percentage.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 51

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
Since 2023, Free Customers are customers with demand of at least 500 kW that opt to be supplied energy by means of alternative sources, such as wind power projects, small HPPs, biomass projects, solar plants and others.
In 2024, the customers classified as “A group” with a demand below 500 kW can also choose to be supplied by other means of alternative sources (Ordinance 50/2022 MME). As of December 31, 2025, we served 1,537 Free Customers in our energy trading operations, which accounted for approximately 35.8% of our trading operating revenue and approximately 87.2% of the total volume of electricity sold in our trading portfolio.
Additionally, Law No. 15,269/2025, established the gradual opening of the market for Group B consumers (low voltage, < 2.3 kV). Initially, the law stipulates that consumers in the industrial and commercial classes may migrate within 24 months of the law's enactment (November 2027). Subsequently, residential consumers and those belonging to other classes may participate in the ACL within 36 months (November 2028), subject to prior regulation by ANEEL of fundamental aspects for the sustainability of the market.
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
In June 2021, a study was published by the Energy Research Company (Empresa de Pesquisa Energética, the “EPE”) projecting a 30 GW growth on Generation Distribution in the next 10 years. Generation Distribution refers to the generation of electricity close to or within the consumer site, and can involve any power, technology or energy source. In early 2022, the government adopted a new legal framework for distributed generation in Brazil (Federal Law No. 14,300/2022), which established different categories of energy distribution, the creation of the Electric Energy Compensation System (Sistema de Compensação de Energia Elétrica – “SCEE”) and the Social Renewable Energy Program (Programa de Energia Renovável Social – “PERS”).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 52

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

In June 2024, the EPE released a booklet on micro and mini generation as part of the studies for the development of their 2034 Ten-Year Energy Plan, indicating that the country has the potential to reach 58.8 GW of installed capacity in distributed generation by the end of 2034, with the possibility of even exceeding 70 GW in its upper bound scenario. The expansion of Generation Distribution services can adversely affect the demand of electricity and therefore impact the electricity sector and the distribution concessionaires as a whole in the long-term.
In 2025, the Brazilian electricity sector continued to advance in the implementation of the regulatory measures established in recent years, particularly those related to the expansion of the Free Market and the consolidation of the distributed generation framework under Federal Law No. 14,300/2022. Throughout the year, the MME and ANEEL issued supplemental regulation addressing the gradual market opening for Group B consumers and the technical requirements for the migration of low-voltage customers to the ACL, as mandated by Law No. 15,269/2025. Additionally, in 2025 there was accelerated growth in distributed generation projects, driven by the approaching deadlines for transitional tariff benefits under the SCEE, which further increased the competitive pressure on distribution companies and impacted volumes of energy billed through the distribution grid.
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
We focus our business efforts on achieving better results in line with the Brazilian Electricity Sector’s priority Sustainable Development Goals (Objetivos de Desenvolvimento Sustentável the “SDGs”), namely: 7 (Affordable and Clean Energy), 8 (Decent Work and Economic Growth), 9 (Industry, Innovation and Infrastructure), 11 (Sustainable Cities and Communities) and 13 (Climate Action). In addition, reinforcing our social commitment, we have been part of SDG 4 (Quality Education) since 2022.
On December 10, 2025, our Board of Directors approved the 2025–2027 materiality matrix, which was based on an improved methodology that incorporated previous lessons learned and broadened the representativeness of stakeholder consultation. The consultation involved more than 9,000 participants, covering all main stakeholder groups and various regions, reinforcing the maturity of our engagement process. In line with global best practices, we have once again adopted the concept of double materiality, combining external perceptions with internal analyses of the risks and impacts associated with each topic, allowing us to focus on the issues most critical to business resilience and potential financial and socio-environmental impacts. The update of our materiality matrix improved the selection of strategic topics, incorporating management insights, regulatory changes and our business priorities. The material topics now include, among others, (i) People Management; (ii) Health and Safety; (iii) Customer Relations; (iv) Performance and Strategy; and (v) Governance and Regulatory Environment, in addition to consolidating other topics into broader categories to ensure consistency and precision in our analysis.
In 2025, we made significant progress in our ESG practices. We were included in the S&P Global Sustainability Yearbook 2026, ranking among the top 10% companies in the electric utilities sector with the best S&P's Corporate Sustainability Assessment (CSA), with a score of 84/100. We were also ranked on the Carbon Disclosure Project (“CDP”)'s A list, reflecting its effective management of climate change. In addition, we completed 19 consecutive years of presence in B3's Corporate Sustainability Index (ISE) portfolio, showcasing our consistency and maturity in our ESG performance.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 53

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Environment
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
Our operations are aligned with a low-carbon economy. Our shares are part of B3’s Carbon Efficient Index (ICO2) portfolio, demonstrating our commitment to the transparency of our emissions.
We have made progress in Climate Change Management, appearing on the CDP’s A list, one of the most prestigious international assessments of climate change management.
Our Carbon Neutrality Plan aims to neutralize the Scope 1 GHG emissions of the assets over which we have operational control, by reducing and offsetting residual emissions by 2030. All these efforts have enabled Copel to achieve 100% electricity generation from renewable sources, mostly hydroelectric, in 2025.
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
In 2025, we further strengthened our social activities through structural initiatives. The Iluminando Gerações Program continued its long history of education and safety prevention, reaching approximately 77,996 people in communities within the concession area.
We also support vulnerable communities through initiatives such as Empowering Refugee Women (Empoderando Refugiadas), promoted in partnership with UN Women, UNHCR and the Global Compact, which aims to increase the employability of migrant and refugee women. In 2025, we participated in the third class of the program, working through EletriCidadania and mobilizing volunteers in training and integration activities, in partnership with Cáritas Paraná.
Our work has been recognized for its relevance and impact. The EletriCidadania Program was awarded in 2024 in the “Best Practices in Volunteer Management in Companies” category at the VOL Awards, standing out among the most innovative and effective corporate initiatives. This recognition reflects our commitment to bringing together sustainability, social responsibility and inclusion, consolidating us as a socially responsible company committed to sustainable development. The EletriCidadania Program established itself as a strategic tool for mobilizing volunteers and generating impact, strengthening structural initiatives and expanding partnerships. That same year, we received the Solidarity Seal from the Government of Paraná and were honored at the 10th anniversary of the Paraná Social Investors Network (RIS-PR), recognitions that reinforce our ongoing contribution to private social investment.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 54

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Internally, our actions are guided by the People Management Policy and best practices in safety, health and quality of life. In 2021, we revised our Human Rights Policy, which is currently a specific chapter of our Sustainability Policy, whose guidelines reflect our commitment to preventing, mitigating and remedying risks related to the topic, protecting people's rights. The due diligence work on Human Rights, which began in 2022, continued in 2023 with training and the establishment of internal policies. This resulted in the identification of potential risks throughout the value chain, contributing to the improvement of our practices. In 2024, we acquired a new virtual course from a consultancy specializing in the subject, which remains available on the corporate university platform for all our employees and trainees. In addition, we revised our Code of Conduct, which is a clear guide for employees and other stakeholders on how we should act.
In 2025, we also made progress in supply chain governance with the publication of the Supplier Code of Conduct, which establishes standards of integrity, ethics, and sustainability for all our suppliers and partners. The document brings together essential guidelines, such as respect for human rights and combating child and forced labor; occupational health and safety; environmental protection and efficient use of resources; prevention of corruption, bribery, fraud, and anti-competitive practices; as well as data protection and privacy in accordance with the LGPD.
We also aim to promote diversity in leadership (40% increase in current female representation - base year 2022) and to achieve zero fatal accidents involving employees and contractors, reinforcing these processes as management priorities.
Governance
In 2021, we established the Sustainable Development Committee, a permanent statutory body that advises the Board of Directors, aiming to ensure that we remain among the companies with the best ESG governance practices and actions and guiding our sustainability strategy. In the same year, we implemented initiatives under our Carbon Neutrality Plan, which aims to achieve zero Scope 1 greenhouse gas emissions, among others.
In November 2021, we migrated to the Level 2 special listing segment of the B3. This move resulted in several improvements in our corporate governance, consolidating the progress made in recent years. Progress has been made with regard to creating other statutory committees and revising fundamental policies, such as the Integrity Policy and the Integrated Corporate Risk Management Policy.
In order to achieve balanced and consistent growth, we have improved our capital allocation process. Instruments created between 2021 and 2022 have enhanced project development governance and decision- making structure: the Investment and Innovation Committee, a permanent advisory body to the Board of Directors, and the approval of the Investments Policy, which establishes the criteria for selecting, evaluating, approving and monitoring investments.
We have adopted best practices to guide and evaluate our performance, comparing them with global and local benchmarks: B3’s Corporate Sustainability Index - ISE, Ethos Indicators for Sustainable and Responsible Business Models, Corporate Sustainability Assessment - CSA and other ratings and classifications related to ESG (Environmental, Social and Governance).
Through an annual report, Copel Integrated Report (Relato Integrado Copel), we reinforce our commitment to sustainable development and hold ourselves accountable for our performance in relation to economic, social, environmental and governance aspects. This report adheres to international guidelines of the Standards model of the Global Reporting Initiative and the International Integrated Reporting Initiative, and is subject to independent assurance to guarantee the reliability of the disclosed information.
Understanding the relevance of ESG for all stakeholders, in 2022 we launched our Sustainability Portal (copelsustentabilidade.com/en/), which presents all our ESG information in accessible language.
On August 11, 2023, we ceased to be a state-owned company and became a corporation with dispersed capital and no controlling shareholder. In this context, new Bylaws came into force, providing for:
•The Golden Share owned by the State of Paraná
•The exclusion of the rules provided for in the State-Owned Companies Act;
•The barring of shareholders or groups of shareholders from exercising votes corresponding to more than 10% of the total votes in any resolution

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 55

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•The update of the statutory advisory committees to the Board of Directors, including the creation of the People Committee;
•The election of the Board of Directors by the General Meeting.
•The composition of our Fiscal Council of three members, for a one-year term, allowing for re-election.
•The calculation of reimbursement to dissenting shareholders based exclusively on the book value per share, in accordance with the net equity in the latest financial statements approved by the general meeting; and
In 2023, in the context of our transition into a dispersed ownership structure, senior management revised the regulations for the statutory bodies and created the People Committee to advise the Board of Directors. This has enabled the expansion of the spaces for qualified analysis, knowledge, and discussion of strategic issues, in order to support the board's decisions.
On October 30, 2024, the Extraordinary Shareholder Meeting approved a new amendment to our Bylaws, the first since becoming a public company. Following extensive benchmarking, we implemented significant updates to our governance, with emphasis on adjusting:
•The powers of the General Shareholder Meeting, (i) enabling it to decide on any matters submitted to it by the Board of Directors; and (ii) strengthening the shareholder powers provided for in Brazilian Corporations Law;
•The composition and nomenclature of senior management, aligning executive functions with the best national and international practices;
•The percentage of independent members on our Board of Directors, which shall be composed of a majority of independent directors
•The composition of the Board of Directors - between 7 and 9 members –structured to fully meet the demands, such as member participation in statutory and non-statutory committees, in accordance with the required experience for each;
•The creation of a non-permanent Fiscal Council, in line with the majority of public companies. Shareholders holding 2% of common shares can request;
•The installation of the Fiscal Council, in accordance with CVM Resolution 70/2022; and
•The senior management work schedule, to provide for full-time work on an exclusive basis.
On December 22, 2025, we finalized our migration to the Novo Mercado, a special listing segment of B3, reflecting the adoption of the highest level of corporate governance, which implied a new amendment to the Bylaws. Since then, we have only traded common shares. These shares grant all investors the right to vote at general meetings (one share, one vote).
Our wholly-owned subsidiaries, Copel DIS, Copel GeT, Copel Comercialização (Copel Mercado Livre) and Copel Serviços, also have their own Boards of Directors, that focus on guiding and planning each business. Copel DIS and Copel GeT are registered as category B public companies before the CVM. These registrations are part of our strategic planning and do not aim to issue shares. These measures also reinforce transparency and governance practices, while providing opportunities to diversify financing sources and optimize our debt profile.
PLANT, PROPERTY AND EQUIPMENT
Our principal properties consist of the generation facilities described in “Business.” Of the net book value of our total property, plant and equipment as of December 31, 2025 (including construction in progress), water generation and transmission facilities represented 48.0% (considering Elejor’s values), wind farms represented 51.9% and other segments represented 0.1%. We believe that our facilities generally are adequate for our present needs and suitable for their intended purposes.
In addition, the infrastructure used by the transmission and distribution business is classified as accounts receivable related to the concession, contract assets and intangible assets as described in Notes 4.4, 4.5 and 4.8 to our audited consolidated financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 56

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

THE EXPROPRIATION PROCESS
Although we receive concessions from the Brazilian government to construct hydroelectric facilities, we do not receive title to the land on which the facilities are to be located. In order for us to construct, the land must be expropriated. The land required for the implementation of a hydroelectric facility may only be expropriated pursuant to specific legislation, after proving its public interest. We generally negotiate with communities and individual owners occupying the land so as to resettle such communities in other areas and to compensate individual owners. Our policy of resettlement and compensation generally has resulted in the settlement of expropriation disputes, with friendly settlements for most of them. As of December 31, 2025, we estimated our liability related to the settlement of such disputes to be R$ 103.4 million. This amount is in addition to amounts for land expropriation included in each of our hydroelectric facility budgets.
THE BRAZILIAN ELECTRIC POWER INDUSTRY
General
According to the Decennial Energy Plan - PDE 2034 released by the EPE, the projected installed capacity of electricity generation in Brazil will be 331 GW in December 2034.
As of December 2025, approximately 22% of the installed power generating capacity of Brazil is currently owned by Axia. Through its subsidiaries, Axia is also responsible for approximately 37% of the total transmission lines of the National Interconnected System in its basic network. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. They include Companhia Energética de Minas Gerais – CEMIG and Centrais Elétricas de Santa Catarina - CELESC, among others.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 57

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
Electric Energy Trading Chamber – CCEE
The CCEE is a non-profit private entity subject to authorization, inspection and regulation by ANEEL. The CCEE is responsible for, among other things, (i) registering all energy purchase agreements in the regulated market, Contratos de Comercialização de Energia no Ambiente Regulado (“CCEAR”) and in the Free Market, (ii) accounting for and clearing short-term transactions and (iii) managing funds generated by some of the regulatory charges. The CCEE is composed of holders of concessions, permissions and authorizations in the electricity industry and Free Customers, and its board of directors is composed of five members, out of which four are appointed by these agents and one by the MME, who is the chairman of the board of directors.
Energy Sector Monitoring Committee – CMSE
The CMSE (Comitê de Monitoramento do Setor Elétrico) was created by the New Industry Model Law to monitor service conditions and to recommend preventative measures to ensure energy supply adequacy, including demand-side action and contracting of energy reserves.
Energy Research Company – EPE
In August 2004, the Brazilian government created the EPE, a federal public company responsible for conducting strategic studies and research in the energy sector, including the industries of electric power, petroleum, natural gas, coal and renewable energy sources. The studies and research conducted by the EPE subsidize the formulation of energy policy by the MME.
ENBPar - Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A.
ENBPar is a company linked to the MME, with the purpose of maintaining the operation of nuclear power plants under the Union’s control, maintaining the ownership of the capital stock and the acquisition of the electricity services of Itaipu Binacional, managing the marketing contracts for the energy generated by the projects contracted under the Program of Incentive to Alternative Sources of Electric Energy (Proinfa) and the energy generated by Itaipu, being the Marketing Agent of Itaipu’s Energy. It was created as a result of Federal Decree No. 10,791/2021, based on Law 14,182/2021, which provided for the privatization of Axia and authorizes the Union to establish this public company.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 58

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The following is a summary of the principal developments in the regulatory and legal framework of the Brazilian electricity sector in the last year:
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
•In 2025, the Brazilian electricity sector experienced significant regulatory developments following the enactment of Law No. 15,269/2025, which introduced structural changes to the market, including the staged expansion of eligibility for low‑voltage consumers to participate in the ACL, adjustments to the rules applicable to self‑production, the establishment of guidelines for energy storage, and the reorganization of sectoral charges. These changes materially altered competitive dynamics across the industry.
Potential New Regulatory Framework
The following potential changes to the Brazilian regulatory framework may have a direct impact on our operations, as our business is subject to comprehensive regulation by various Brazilian legal and regulatory bodies, especially the MME (which proposes sector policies) and ANEEL (which regulates, supervises and inspects various aspects of our business, including our tariff rates).
•In May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still awaiting deliberation by the House of Representatives.
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
•In February 2021, Bill No. 414/2021 was introduced, aiming to modernize the Brazilian electricity sector by expanding the free energy market to all consumers, including residential customers. The proposal allows consumers to freely choose their electricity supplier (portability of the electricity bill), seeks to increase the competitiveness and efficiency of the system, and is considered by the industry to be a central agenda for economic improvement. This bill is still awaiting deliberation by the House of Representatives.
•With regards to distributed generation, we highlight the publication of Law no. 14,300/2022, which establishes the legal framework for distributed microgeneration and minigeneration, the Electric Energy Compensation System (SCEE), and the Social Renewable Energy Program (“PERS”).
•The law allowed existing consumer units and those that file an access request within 12 months of its publication, to continue until December 31, 2045, the benefits currently granted through the SCEE. For consumer units requesting access after this deadline, the law established a transition period for the gradual charging of the compensated energy for tariff components not associated with the cost of energy.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 59

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•In benefit of the modernization of the electric sector, the publication of Normative Rule no. 050/2022 stands out, establishing that as of January 1, 2024, customers classified as Group A may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the SIN, taking an important step towards the opening of May 2018, most of the improvements proposed by the MME with respect to the regulatory framework applicable to the energy sector were included in Bill No. 1,917/2015 of the House of Representatives, known as the bill for the energy bill portability (Projeto de Lei da Portabilidade da Conta de Luz). This bill is still subject to analysis in the House of Representatives and, if approved, will depend on further approval by the Senate and the President of Brazil.
•In October 2022, the MME launched Public Consultation 137/2022 with a proposal for the publication of an ordinance providing for the reduction of load limits for the contracting of electricity in the Free Market by customers connected at low voltage, as of January 1, 2028, with these customers to be represented by a retail agent before the CCEE.
•In November 2022, in the face of insufficient capacity of the transmission system to flow the electric energy generated by new plants, the MME made available the drafts of the Ministerial Order referring to the guidelines and systematics of the competitive procedure for contracting the flow margin for generation, regulated by Decree No. 10,893/2021, which will allow the participation of generation projects, from solar, wind, biomass, or qualified cogeneration, which requested the granting of authorization without the presentation of access information, and for other projects that do not have a contract for the use of the transmission and distribution system.
•In September 2023, through Ordinance No. 749/2023, the MME released Public Consultation No. 156/2023. This consultation included a proposal for a normative ordinance that establishes “General guidelines for addressing emergency situations of temporary restriction of electricity supply or situations with potential imminent risk of suspension of electricity supply in the Brazilian Electric System (“SEB”), related to specific actions deliberated by the Electric Sector Monitoring Committee (“CMSE”). Based on the contributions made by agents during the consultation, this proposed normative ordinance is under evaluation by the MME.
•We also highlight the following public consultations by the MME: (i) Public Consultation No. 157/2023, in which the proposal for a CNPE resolution with new institutional governance and guidelines for methodologies and computer programs of the Brazilian electric sector was discussed and (ii) Public Consultation No. 158/2023, in which the proposal for a normative ordinance to establish guidelines for optimizing the use of inflexible electricity generation from thermal power plants in the National Interconnected System in a scenario of energy surpluses was discussed.
•In December 2023, ANEEL published the Public Consultation No. 39/2023 to improve the Regulatory Impact Analysis Report on the regulation for Electric Energy Storage, including Reversible Plants, aiming to develop future proposals for regulatory adjustments necessary for the integration of storage systems in the Brazilian electricity sector. Public Consultation No. 39/2023 is in the final stage of voting, with a focus on preventing the double charging of grid tariffs established in 2025, particularly in relation to energy storage.
•Bill No. 3,249/2024, from the House of Representatives, and Bill No. 2,907/2024 - from the Senate, which aims to create the National Clean Energy Certification System, are in the initial stages of being voted on.
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
•A series of Public Consultations and other similar public participation mechanisms were carried out in 2024.
•MME Public Consultation No. 159/2024 on proposed procedures for requesting that distributed mini- generation projects be included in the Special Incentive Regime for Infrastructure Development – REIDI.
•MME Public Consultation No. 160/2024 for an Ordinance containing the guidelines for holding power auctions, from new and existing generation projects, called the Capacity Reserve Auction in the form of Power - LRCAP 2024 and subsequently Public Consultation No. 176/2024 for the LRCAP Storage of 2025.
•MME Public Consultation No. 165/2024 for an Ordinance on Guidelines for the 2024 “A-4” and “A-6” Auctions for the Purchase of Electricity from New Generation Projects.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 60

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•MME Public Consultation No. 175/2024 containing drafts for an Ordinance and the Regulatory Impact Analysis Report that amends the parameters that must be used in the application of the metrics of the general criterion of guarantee of supply to assess the adequacy of the power supply in the System, established in art. 1 of CNPE Resolution No. 29/2019.
•Public Consultation No. 178/2024 on the CDE Budget for the execution of the Light for All Program in 2025.
•MME Public Consultation No. 179/2024, regarding the improvement of the Ten-Year Energy Plan - PDE 2034 and the guidelines for the PDE 2035.
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
•ANEEL Call for Guidance (Tomada de subsidios, an early stage public consultation) No. 11/2024, to define a roadmap on regulatory issues and actions necessary for the modernization of distribution tariffs, No. 13/2024, to improve the study “Evaluation of regulatory models for the implementation of smart metering systems in the Brazilian distribution system.”
•ANEEL Call for Guidance No. 14/2024, to assess possible measures to improve the regulatory framework, monitoring and inspection of issues involving competition aspects in the retail electricity market.
•ANEEL Subsidy Call No. 25/2024 for the improvement of the ANEEL Reference Price Bank, used in the processes of authorization, bidding for concession and tariff review of electricity transmission concessionaires, according to Homologatory Resolution No. 758/2009.
•ANEEL Call for Guidance No. 8/2024 (2nd phase), for amendments to Regulation of Decree No. 11,314, of December 28, 2022, relating to the regulatory treatment for indemnification of transmission assets that have not been depreciated or amortized in cases of concession replacement or termination; and
•ANEEL Call for Guidance No. 27/2024, to disclose information on the implementation of Tariff Sandboxes projects and receive contributions on how ANEEL should communicate the partial and final results of the projects.
•In October 2025, Congress approved the conversion of Provisional Measure No. 1,300/2025 into Law No. 15,235/2025, which introduced a comprehensive reform of the Brazilian electricity regulatory framework. Law No. 15,235/2025 amended several key statutes governing the electricity sector, including Laws Nos. 9,074/1995, 9,427/1996, 10,438/2002, 10,848/2004, and 14,300/2022. Provisional Measure No. 1,300/2025 had been designed to modernize the sector, enhance efficiency, promote competition, and improve social equity in electricity access. The reform is structured around three main pillars: (i) reduction of energy poverty through the restructuring of the Social Electricity Tariff (Tarifa Social de Energia Elétrica – TSEE); (ii) expansion of consumer choice through the gradual liberalization of the electricity market; and (iii) reallocation of sectoral charges to correct cost‑sharing distortions.
•Also in 2025, the Federal Government enacted Law No. 15,269/2025, modernizing the electricity sector’s legal framework by, among other measures, providing for the staged opening of the retail market (including the creation of a Supplier of Last Resort), setting guidelines for the regulation of energy storage, and adjusting rules applicable to self‑production and sectoral charges; the MME subsequently opened Public Consultation No. 210/2025 to regulate compensation for renewable curtailment pursuant to the new law, and approved the Ten‑Year Energy Plan 2034 (PDE 2034) by Ordinance No. 831/2025, establishing official planning parameters for the 2025–2034 horizon.
These potential changes to the regulatory framework applicable to the Brazilian Energy Sector may impact our operations in the coming years.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 61

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
The Concessions Law No. 8,987/1995, establishes, among others, the conditions that the concessionaire must comply with when providing electricity services, customers’ rights and the respective rights and obligations of the concessionaire and the granting authority. In addition to the Concessions Law, the concessionaire must also comply with the general regulations governing the electricity sector. The main provisions of the Concessions Law and related ANEEL regulations are summarized as follows:
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 62

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
However, the electricity arising from the following is subject to specific rules different from the rules applicable to the regulated market and to the Free Market: (i) low capacity generation projects located near consumption points (such as certain co-generation plants and small HPPs), (ii) plants qualified under the Proinfa Program, an initiative established by the Brazilian government to create incentives for the development of alternative energy sources, such as wind power projects, small HPPs and biomass projects, (iii) Itaipu, (iv) Angra 1 and 2 as from 2013 and (v) those generation concession contracts extended or subject to a new bidding process in accordance with the 2013 Concession Renewal Law.
The electricity generated by Itaipu will continue to be sold by ENBPar to the distribution concessionaires operating in the South, Southeast and Midwest portions of the Interconnected Transmission System. The rates at which Itaipu- generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the real/U.S. dollar exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed as follows under “–Distribution Tariffs.”
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 63

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
In the event of over-contracting, where the contracted volume falls between 100% and 105% of actual demand, the distributor is not penalized and the additional costs are compensated through customers’ tariffs. Where the contracted volume is over 105% of actual demand, the distributor must sell energy in the Spot Market. If the contract price proves lower than the current Spot Market price, the distributor sells its excess energy for a profit. On the other hand, if the contract price is higher than the Spot Market price, the distributor sells its excess energy at a loss. The Federal Law No. 13,360, dated November 17, 2016, also permitted the sale of excess energy by distribution companies in the Free Market. Resolution No. 1,009, dated March 22, 2022, has recently provided additional rules on the methodology to be adopted by distribution companies with respect to the Mechanism of Surplus Sales (Mecanismo de Venda de Excedentes, or “MVE”).
With respect to the granting of new concessions, regulations provide that bids for new hydroelectric generation facilities may include, among other things, the minimum percentage of electricity to be supplied in auctions in the regulated market. Concessions for new generation projects, such as HPP Mauá and HPP Colíder in our case, are non-renewable, meaning that upon expiration, the concessionaire must again complete a competitive bidding process.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 64

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
These regulations also require electricity distribution companies to contract for 100% of their energy needs primarily through public auctions. In addition to these auctions, distribution companies can purchase limited amounts (up to 10% of their demand) from: (i) generation companies that are connected directly to the distribution company (except for HPPs with capacity higher than 30 MW and certain thermoelectric power plants) (ii) electricity generation projects participating in the initial phase of the Proinfa Program, (iii) the Itaipu Power Plant and (iv) quotas from those generation concession contracts extended or subject to a new competitive bidding process in accordance with the 2013 Concession Renewal Law.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 65

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
Since 2004, CCEE has conducted 35 auctions for new generation projects, 32 auctions for energy from existing power generation facilities, ten auctions for reserve energy in order to increase energy supply security, three auctions from alternative energy sources, 17 auctions for market adjustments, one simplified competitive procedure and two capacity reserve auctions. No later than August 1st of each year, the generators and distributors provide their estimated electricity generation or estimated electricity demand for the five subsequent years. Based on this information, MME establishes the total amount of electricity to be traded in the auction and determines which generation companies will participate in the auction. The auction is carried out electronically in two phases.
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
The 2013 Concession Renewal Law established that generation concessions entered into prior to 2003 that were not renewed would be subject to a new competitive bidding process and that the energy generated by these facilities will be allocated by the Brazilian government in quotas to the regulated market, for purchase by distribution concessionaires. On November 25, 2015, ANEEL carried out a competitive bidding process for the grant of new 30-year concessions of 29 hydroelectric plants in accordance with the 2013 Concession Renewal Law. Until December 31, 2016, 100% of the electricity generated by such 29 hydroelectric plants must be destined to the regulated market and, as of January 1, 2017, the percentage was reduced to 70%. On September 27, 2017, the ANEEL carried another competitive bidding process for the grant of new 30-year concessions of 4 hydroelectric plants in accordance with the 2013 Concession Renewal Law. In this auction, the percentage destined to the regulated market was 70% since the beginning of the concession.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 66

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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 67

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
Parcel A costs include, among others, the following:
•costs of electricity purchased by the concessionaire to attend Captive Customers, in accordance with the regulatory model in force;
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 68

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

In addition, a distribution concessionaire may request an Extraordinary Tariff Review of its tariffs in case of evident economic-financial imbalance, according to the admissibility criteria established through the Tariff Regulation Procedures (PRORET), sub-module 2.9. Extraordinary tariff adjustments were granted (i) in June 1999 to compensate for increased costs of electricity purchased from Itaipu as a result of the devaluation of the real against the dollar; (ii) in 2000 to compensate for the increase in Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social – “COFINS”) from 2% to 3%; (iii) in December 2001 to compensate for losses caused by the Rationing Program; (iv) in January 2013, due to the enactment of the 2013 Concession Renewal Law; (v) in March 2015, to compensate the costs related to the quotas of the CDE and increased costs with the purchase of energy, and (vi) in March 2017, to compensate the amount unduly included in the tariffs for captive customers in 2016, referring to the Angra III plant.
Since October 2004, on the date of a subsequent tariff adjustment or tariff revision, whichever occurs earlier, distribution companies have been required to execute separate contracts for the connection and use of the distribution grid and for the sale of electricity to their potentially Free Customers.
Tariff Flags (Bandeiras Tarifárias)
Effective as of January 1, 2015, a new system has been introduced by the ANEEL to permit distribution concessionaires to pass on to their Final Customer certain variable cost increases attributable to changes in hydrological conditions in Brazil, prior to the formal periodic tariff revisions made by ANEEL.
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
In 2002, the Brazilian government established the Proinfa Program to encourage the generation of alternative energy sources. Under the Proinfa Program, Axia would purchase the energy generated by alternative sources for a period of 20 years. In its initial phase, the Proinfa Program was limited to a total contracted capacity of 3,300 MW. In its second phase, which should start after the 3,300 MW cap has been reached, the Proinfa Program intends to purchase up to 10% of Brazil’s annual electric energy consumption from alternative sources. The first phase of the Proinfa program commenced in 2004 and it so far has supported the construction of 131 alternative energy plants which is expected to reach the production of 11.2 million MWh.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 69

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

RGR Fund
In certain circumstances, electric energy companies are compensated for certain assets used in connection with a concession if the concession is revoked or is not renewed. In 1971, the Brazilian Congress created a reserve fund designed to provide these compensatory payments (“RGR Fund”). In February 1999, ANEEL established a fee requiring public-industry electric companies to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, not to exceed 3% of total operating revenues in any year. Since the enactment of the 2013 Concession Renewal Law, the RGR Fund has been used to fund the compensation arising from the termination of non-renewed concessions. The 2013 Concession Renewal Law also allowed the funds from the RGR Fund to be transferred to the CDE.
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
UBP
Some hydroelectric generation enterprises (except small HPPs) are required to make contributions for using a public asset (Uso do Bem Público - “UBP”) in accordance with the rules established in the concession contracts. See Note 23 to our audited consolidated financial statements.
ESS
The costs related to maintaining system reliability and stability when Thermoelectric Plants generate energy to meet demand in the SIN are called System Service Charges, or Encargos de Serviços de Sistema (“ESS”). These amounts are paid by each entity that purchases energy in the Spot Market (CCEE), proportional to each such entity’s consumption.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 70

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
Distribution concessionaires will be able to pass the CDE charge on to their Final Customers to the extent necessary to repay their respective financing obligations contracted by the CCEE through the ACR Account. See “—Regulated Market Account–ACR Account.”
On February 27, 2015, ANEEL approved a significant increase of the CDE fee charged to cover all of these additional costs supported by the CDE. ABRACE, an association of Free Customers, filed lawsuits to contest the increase of the CDE fee. Since July 2015, the Free Customers associated with ABRACE benefit from an injunction suspending the increase of the CDE fee. Associations of distributors of energy (Abradee, with whom Copel Distribuição is associated) also obtained injunctions suspending their obligation to withhold such CDE fees while ABRACE´s and other consumers’ injunction remains in force.
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
Regulated Market Account – ACR Account.
On April 2014, the Brazilian government created the Regulated Market Account, Conta no Ambiente de Contratação Regulada – Conta-ACR (“ACR Account”), to assist distribution concessionaires to cover their respective costs for the acquisition of thermoelectric energy for the period from February 2014 to December 2014, incurred as a result of poor hydrological conditions. Distributors incurred higher costs as a result of adverse hydrological conditions because they were required to buy thermoelectric energy at higher prices in the Spot Market, and were unable to pass all these costs on to final customers prior to a formal tariff periodic revision made by ANEEL. To fund the ACR Account, the Brazilian government authorized the CCEE to enter into credit agreements with certain Brazilian financial institutions. An aggregate of R$ 21.7 billion, composed of nine tranches, was deposited in the ACR Account. Distribution concessionaires have been repaying this loan since 2015 by charging its final customers with additional CDE amounts on a monthly basis. At first, the amount deposited in the ACR Account should be repaid by 2020. However, in March 2019, ANEEL authorized CCEE to negotiate with the creditor financial institutions and seek early termination of the corresponding loans, which occurred in September 2019.
Water Scarcity Account
Created through Decree No. 10,939, of January 13, 2022 and regulated by ANEEL Normative Resolution No. 1, 008/2022, the Water Scarcity Account is intended to receive funds to cover, in whole or in part, the additional costs arising from water shortage for the concessionaires and authorized entities of public service of electricity distribution. The Water Scarcity Account allowed the postponement and payment in installments of the tariff impacts arising from the period of hydrological crisis, not immediately impacting the energy bills in the year 2021, through financial operations using the tariff charge of the Energy Development Account (“CDE”). The Electricity Trading Chamber is responsible for contracting the financial operations aimed at raising funds and managing the Water Scarcity Account, ensuring the full transfer of the costs related to these operations to the CDE, as regulated by ANEEL.
Itaipu Transmission Fee
The Itaipu Hydroelectric Plant has an exclusive transmission grid and is not part of the Interconnected Transmission System. Companies that are entitled to receive electricity from Itaipu pay a transmission fee in an amount equal to their proportional share of the Itaipu generated electricity.
Use of Water Resources Tax
Holders of concessions and authorizations that allow for the exploitation of water resources must pay a total tax of 7.00% of the value of the energy they generate, which for the purposes of this calculation is based on a rate set by ANEEL. Beginning on January 1, 2021, ANEEL set this rate at R$ 76.00/MWh. The proceeds of this tax are shared among the states and municipalities where the plant or the plant’s reservoir is located, as well as with certain federal agencies.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 71

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ANEEL Inspection Fee (TFSEE)
The ANEEL Inspection Fee is an annual fee due by the holders of concessions, permissions or authorizations equal to an ANEEL-determined percentage of their revenues. The ANEEL Inspection Fee requires these holders to pay up to 0.4% of their annual revenue to ANEEL in 12 monthly installments.
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
Each hydroelectric plant which has its concession contract renewed in accordance with the 2013 Concession Renewal Law will no longer participate in the MRE, and the hydrological risk from those plants will be borne by the distribution concessionaires under the National Interconnected Power Grid. For the generation plants with expired concessions, which were subject to a new competitive bidding process under the 2013 Concession Renewal Law, 30% of the generated energy available for the generation concessionaire to sell in the market is also subject to the MRE hydrological risk allocation mechanism. This risk does not impact our distribution business, since we are allowed to increase the tariffs of our distribution customers to compensate any costs arising from this hydrological risk.
Research and Development
A company holding concessions and authorizations for generation and transmission of electricity must invest a minimum of 1% of its annual net operational revenues in research and development. A company that generates electricity exclusively from small HPPs, cogeneration or alternative energy projects is not subject to this requirement.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 72

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
ENVIRONMENTAL REGULATIONS
The Federal Constitution includes environmental matters among those subject to concurrent legislative jurisdiction. This means that the federal government establishes general rules that may be complemented by regulations approved by states and municipalities, whose responsibilities are defined in Complementary Law 140/2011. The system aims to integrate environmental policies under national guidelines, while granting states and municipalities authority to regulate and act locally.
In 1981, the National Environmental Policy (Federal Law No. 6,938/1981) was enacted in Brazil, with the objective of preserving, improving and restoring the environmental quality, establishing various principles and instruments to be observed by different stakeholders. This resulted in an extensive regulatory framework aimed at the responsible use, conservation and effective protection of natural resources.
In 1988, Article 225 of the Federal Constitution addressed environmental protection by recognizing the right of all citizens to an ecologically balanced environment and establishing the duty of both the government and society to defend and preserve the environment for the present and future generations. In 1998, the Environmental Crimes Law (Federal Law No. 9,605/1998) was enacted, establishing criminal and administrative sanctions for conduct and activities considered harmful to the environment.
The entities that compose the National Environmental System (SISNAMA) and the resolutions issued by the National Environmental Council (“CONAMA”), which regulate numerous environmental matters, particularly those related to the environmental licensing process for projects, are also relevant to Brazil's environmental protection framework . Among the main provisions are CONAMA Resolutions No. 001/1986, 009/1997 and No. 237/1997, which address environmental impacts assessments, public hearings and environmental licensing procedures for implementation and operation of projects.
Additional federal laws established the National Water Resources Administration System and the National Water Resources Council to address the main environmental issues associated with the hydroelectric sector and water use. In 2000, the Federal Government created the ANA, to regulate and supervise the use of water resources. In 2008, Federal Decree 6,514/2008 was issued to further establish administrative liability for environmental infractions.
The Brazilian Forest Code (Federal Law No. 12,651/2012) and related regulations establish rules for the protection of native vegetation and permanent preservation areas, which may be affected by the development and operation of infrastructure projects such as hydroelectric reservoirs, wind power plants, transmission and distribution systems. Biodiversity conservation is also addressed through the National Biodiversity Policy (Decree No. 4,339/2002), and through Brazil’s commitments under the Convention on Biological Diversity (Decree No. 2.519/1998). Federal Law No. 9,985/2000 conceptualizes and classifies the different categories of conservation units, establishing the National System of Nature Conservation Units aimed at preserving ecosystem, flora and fauna.
Brazilian environmental legislation also establishes environmental compensation mechanisms applicable to projects that may cause significant environmental impacts. Under the National System of Nature Conservation Units (SNUC), enterprises subject to environmental licensing and considered to cause significant environmental impact may be required to allocate financial resources to support the implementation and maintenance of conservation units. This environmental compensation is determined during the licensing process by the competent environmental authorities and may represent an additional cost associated with the development of infrastructure projects.
Federal Law No. 12,187/2009 established the National Policy on Climate Change, which sets national guidelines for greenhouse gas emission reduction and climate adaptation measures. More recently, Federal Law No. 15,042/2024 created the Brazilian Emissions Trading System (Sistema Brasileiro de Comércio de Emissões – SBCE), establishing a national framework for monitoring, reporting and trading greenhouse gas emission allowances. The implementation of this system may introduce additional compliance requirements for companies operating in sectors with significant emissions and may affect environmental reporting and regulatory obligations.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 73

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

In August 2025, Brazil enacted the General Environmental Licensing Act (Federal Law No. 15,190/2025), establishing a unified national framework for environmental licensing. The law introduces new licensing types, establishes compliance deadlines, and seeks to align environmental procedures for permits across federal, state and municipal authorities.
Intervening Bodies also play an important role in environmental regulation, as they participate in the environmental licensing process by issuing technical opinion within their areas of competence. These bodies commonly include the National Indigenous Foundation (Fundação Nacional do Índio - Funai), the National Historical and Artistic Heritage Institute (Instituto do Patrimônio Histórico e Artístico Nacional - Iphan), the Palmares Foundation, the Chico Mendes Institute for Biodiversity Conservation (Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio), among others.
All these regulations may increase the costs associated with implementing and operating power generation, transmission and distribution systems, as utilities must comply with applicable environmental laws, regulations and licensing requirements.
According to Brazilian environmental legislation, any action that causes environmental damage can result in up to three types of liability: administrative, civil and criminal. Therefore, anyone who violates environmental laws may be subject to administrative and criminal sanctions and, in cases of environmental damage, will also be required to repair or compensate the affected parties and the environment. Administrative sanctions vary from fines up to ~~the~~ suspension of activities. Criminal sanctions may apply both to companies and to individual representatives, including directors and employees, and may include fines and, in case of individual, possible imprisonment.
In addition, companies may be required to remediate environmental damage or implement environmental restoration programs when environmental impacts occur. Environmental authorities may also require the adoption of corrective measures, environmental monitoring programs or compensation mechanisms as part of enforcement actions or licensing conditions. These obligations may result in additional operational costs and potential environmental liabilities.
All of our energy generation, transmission and distribution facilities are subject to environmental licensing procedures and the environmental licenses issued for these facilities may establish various technical requirements and environmental restrictions. The maintenance of these licenses depends on compliance with the applicable environmental legislation and the fulfillment of the conditions imposed by the competent environmental authorities.
RECENT DEVELOPMENTS
On February 21, 2025, Copel GeT exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. (“Céu Azul”), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu (“CEBI”), responsible for operating the Baixo Iguaçu HPP, for an equity value of R$ 984 million. The acquisition commitment was formalized through adherence to a CCVA that had already been negotiated between Neoenergia and the original potential buyer of this stake.
After exercising the right of first refusal, Copel GeT entered into another CCVA with DK Holding Investments, S.R.O., to sell: (i) the entirety of its equity interest in Céu Azul, and (ii) its 30% minority stake in CEBI, for an equity value of R$ 570 million, so that the buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The total transaction amounts to R$ 1,554 million in equity value.
Copel GeT completed the acquisition of Céu Azul from Neoenergia for R$ 1,050 million (adjusted from a June 2024 base), finalizing the first leg of the two‑step transaction.
In October 2025, Copel GeT closed the sale of HPP Baixo Iguaçu to EnergoPró after satisfying all conditions and regulatory approvals, for a total equity value of the transaction of R$ 1,683.3 million. Of  this amount, R$ 155.4 million was paid in February 2025, R$ 1,517.9 million was credited on closing, and R$ 10.0 million remains subject to post-closing steps, demonstrating the company’s execution capacity in recycling minority holdings and capturing value.
Also in October 2025, we completed the sale of Copel Serviços’ photovoltaic power plants and its equity interest in Solar Paraná, through the execution of a Share Purchase Agreement with Usina Solar Thopen 89 SPE Ltda, for a total amount of R$ 78.0 million, as of December 31, 2024 values. The divestment was effectively completed in December 2025, following the completion of the applicable closing conditions, at which time Copel and Copel Serviços received R$ 5.3 million and R$ 74.5 million, respectively.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 74

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

On March 18, 2026, Copel was successful in the Capacity Reserve Auction in the form of Power, referred to as LRCAP 2026. On that date, we were declared the winner for the sale of the Power product, contributing a total of 1,862.8 MW of installed capacity to be contracted for a 15-year term, with fixed gross revenue set at R$ 963.2 million/MW/year for the HPP Foz do Areia and R$ 1,635.4 million/MW/year for HPP Segredo. The start of operations is scheduled for August 2030 for both HPP Foz do Areia and HPP Segredo.
On April 7, 2026, the Board of Directors of the Brazilian Electricity Regulatory Agency (ANEEL) approved, at a public meeting, the opening of Public Consultation No. 005/2026, aimed at receiving contributions for the 2026 Periodic Tariff Review (RTP) of Copel Distribuição. The process is intended to support the definition of tariffs to take effect as of June 24, 2026, applicable to approximately 5.3 million customers served by the distributor in the State of Paraná. The preliminary proposal prepared by Aneel’s technical staff indicates an average tariff effect of 19.2% for captive consumers, with an average tariff effect of 19.6% for High Voltage (AT) and 19.0% for Low Voltage (BT). According to the regulator, the main factors contributing to this outcome were the repositioning of Parcels A and B, increased transmission costs, sectoral charges, and the removal of financial components associated with the previous tariff process. During the meeting, ANEEL noted that Copel Distribuição submitted a request for the deferral of approximately R$ 1.1 billion, which helped mitigate the initially estimated tariff impact, reducing the preliminary average effect that, absent such deferral, could have exceeded 26.0%. The Public Consultation will remain open for the submission of contributions from April 8th through May 22, 2026, covering matters related to tariff review, tariff structure, and technical losses. In addition, the holding of Public Hearing No. 002/2026 was approved, scheduled for April 29, 2026, in Curitiba, Paraná, with the aim of broadening the participation of society and sector stakeholders in the regulatory debate.
Provisional Measure No. 1,300/2025, subsequently converted into Law No. 15,235/2025, established a mechanism for the potential renegotiation of outstanding installments related to the Use of Public Assets (Uso do Bem Público – UBP) associated with hydroelectric concessions originally awarded under the highest UBP payment criterion. The mechanism was intended to address certain economic distortions affecting concessions granted in the late 1990s and early 2000s, pursuant to Law No. 9,648/1998. In the context of the regulation of Law No. 15,235/2025 and based on preliminary calculations carried out by the Brazilian Electricity Regulatory Agency (ANEEL), an amount of UBP potentially eligible for renegotiation in respect of Elejor was identified. The renegotiated amount is currently estimated at approximately R$ 420.6 million; however, its final amount, timing and settlement terms remain subject to the execution of an amendment to the relevant concession agreement with the Granting Authority and to the fulfillment of applicable regulatory requirements. The estimated amount reflects the application of a discount mechanism to the present value of the outstanding UBP installments originally due. Elejor may elect, at its discretion, to adhere to the renegotiation mechanism within the deadline currently established for May 1st, 2026. There can be no assurance that such renegotiation will be completed on the terms currently estimated, or at all, or that it will result in the expected financial or regulatory outcomes.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The information presented in this section should be read together with our audited consolidated financial statements that have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. For more information, see “Presentation of Financial and Other Information” to our audited consolidated financial statements for the year ended December 31, 2025 (“Financial Statement”).
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 75

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

OVERVIEW
Brazilian Economic Conditions
All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins. The Brazilian economic environment faced periods of instability in recent years, impacting the performance of the Brazilian GDP growth rates. In 2023, the growth rate was 2.9%. In 2024, the growth rate was 3.4%. In 2025, the growth rate was 2.3%.
The following table shows selected economic data for the periods indicated:

	2025	2024	2023
Inflation (IPCA)	4.26%	4.83%	4.62%
Inflation (IGP-DI)(5)	(1.20)%	6.86%	(3.30)%
Appreciation (depreciation) of the real vs. U.S. dollar	11.2%	(27.9)%	7.8%
Period-end exchange rate – US$1.00	5.5024(1)	6.1923(2)	4.8407(3)
Average exchange rate – US$1.00	5.5849	5.3920	4.9947
Change in real GDP	2.3%	3.4%	2.9%
Average interbank interest rates(4)	14.3%	10.8%	13.2%

(1)The real/U.S. dollar exchange rate at December 31, 2025 was R$ 5.5024 per US$1.00.
(2)The real/U.S. dollar exchange rate at December 31, 2024 was R$ 6.1923 per US$1.00.
(3)The real/U.S. dollar exchange rate at December 31, 2023 was R$ 4.8413 per US$1.00.
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
Sales to final customers (which include sales by our distribution business to Captive Customers, sales by our generation business and sales by our trading business to Free Customers) represented 53.1% of the volume of electricity we made available in 2025, and accounted for 48.7% of our energy sales net revenues, including revenues related to “Electricity Sales to Final Customers” and “Electricity sales to distributors and energy traders”. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power Industry—Distribution Tariffs.” In general, if our costs for energy increase, the tariff process permits us to recover these costs from our customers through higher rates in future periods. However, if we do not receive tariff increases to cover our costs, if the recovery of these costs is delayed, our profits and cash flows may be adversely affected.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 76

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ANEEL modifies our Retail Tariffs annually, generally in June. Since January 2013, the adjustments have been as follows.
•In January 2013, due to the enactment of the 2013 Concession Renewal Law, we were subject to an extraordinary revision approved by ANEEL. The average impact of this extraordinary review in the tariffs we charge our customers was a decrease of 19.28%.
•In June 2013, ANEEL approved the annual revision of our Retail Tariffs, increasing them by an average of 13.08%, of which 11.40% related to the tariff increase and 1.68% referred to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 14.61%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 9, 2013. The amount of R$ 255.9 million was therefore deferred and included as a financial component in the 2014 annual revision. This deferral reduced the average effect of the tariff adjustment to 9.55%.
•In June 2014, ANEEL approved the annual adjustment of our Retail Tariffs, increasing them by an average of 35.38%, of which 25.05% related to the tariff increase and 10.34% related to an increase in recovery of deferred regulatory accounts (CVA). After giving effect to the recovery of Parcel A costs, the average effect of this tariff adjustment on our Captive Customers was an increase of 39.71%. However, Copel Distribuição requested a partial deferral of this adjustment, which was authorized by ANEEL and approved on July 22, 2014. The amount of R$ 898.3 million was therefore deferred and included as a financial component in the 2015 annual adjustment. This deferral reduced the average effect of the tariff revision to 24.86%.
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
•In June 2015, ANEEL authorized the annual revision of Copel Distribuição’s tariff to final customers, increasing them by an average of 15.32%, of which (i) 20.58% related to the inclusion of the financial components, which will be recovered in the 12 months subsequent to the adjustment (including the amount of R$ 935.3 million corresponding to the deferrals in 2013 and 2014), (ii) 0.34% related to the restatement of Portion B, (iii) (3.25)% related to the adjustment of Portion A, and (iv) (2.35)% reflected the removal of the financial components from the previous process. The adjustment was fully applied to Copel Distribuição’s tariffs as of June 24, 2015.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 77

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
•In June 2020, ANEEL approved the annual adjustment of our supply tariffs, which represented a tariff repositioning index of 15.84%, comprised of a variation of 8.68% in the economic components and 7.16% in the financial components. After removing the effect of the financial variables from the previous tariff process, the average effect perceived by the customers would be 5.39%. However, in an effort to reduce the impact on electric bills due to the financial consequences of the COVID-19 pandemic, ANEEL created the COVID-19 Fund, a loan operation between various banks contracted by the CCEE in order to dilute tariff increases in the next five years. Thus, Copel Distribution asked that the effects the COVID-19 Fund be applied to our annual tariff adjustment in the amount of R$ 536.4 million, equivalent to the accumulated total of the Compensation Account for the Variation of Items of Parcel A (“CVA”), considered a negative financial component, ultimately reducing the effect on the consumer. With the removal of the previous year’s financial components, the final average effect perceived by the consumer was 0.41%.
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
•In 2024, ANEEL approved our annual tariff readjustment with an average tariff readjustment of 0.00%, of which: -4.45% referring to the inclusion of financial components; 1.10% due to the update of Part B; 0.97% referring to the update of Part A; and 2.39% reflecting the withdrawal of financial components from the previous tariff process
•In June 2025, ANEEL approved our annual tariff adjustment with an average tariff increase of 2.02%, consisting of: –8.81% referring to the inclusion of financial components; 1.27% due to the update of Part B; 4.30% related to the update of Part A; and 5.26% reflecting the withdrawal of financial components from the previous tariff process.
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
•We purchase energy from Itaipu at prices that are determined based on the Itaipu project’s costs, including servicing its U.S. dollar-denominated debt. In 2025, our electricity purchases from Itaipu amounted to R$ 963.3 million;
•Our distribution business is required to purchase a large portion of its energy needs from the regulated market. For more information, see “Item 4. Information on the Company—The Brazilian Electric Power— Industry—Concessions—Auctions in the Regulated Market.”

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 78

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
Special Obligations
The contributions received from the Brazilian government and our customers exclusively for investment in our generation assets, transmission and distribution grid are named as special obligations. We record the amount of these contributions on our statement of financial position as a reduction of assets, under the caption “special obligations,” and, upon the conclusion or termination of the operating concession granted to us, the amount of these contributions is offset against the assets. The highest amount we recorded as special liabilities in service as of December 31, 2025, from the distribution segment, was R$ 2,974.5 million as a reduction of intangible assets and R$ 76.4 million as a reduction of contract assets.
ANALYSIS OF ELECTRICITY SALES AND COST OF ELECTRICITY PURCHASED
The following table sets forth the volume and Average Rate components of electricity sales and purchases for the years ended December 31, 2025, 2024 and 2023:

Categories of purchaser	2025	2024	2023
Electricity Sales
Electricity sales to Final Customers
Average price (R$/MWh):(1)
All customers	365.86	357.40	315.54
Volume (GWh):
All customers	29,968	31,850	32,911
Total gross revenues from sales to Final Customers (millions of R$)	10,964	11,384	10,385
Electricity sales to distributors and energy traders(4)
Average price (R$/MWh)(1)	205.71	182.39	157.7
Volume (GWh)	26,492	20,147	26,861
Total gross revenues to distributors (millions of R$)	5,450	3,675	4,236
Electricity Purchases
Purchases from Itaipu
Average cost (R$/MWh)(5)	216.86	217.42	205.86
Volume (GWh)	4,442	4,560	4,762
Percentage of total Itaipu production purchased	8.6	8.6	7.5
Total cost (millions of R$)(6)	963.3	950.4	980.3
Purchases from Angra
Average cost (R$/MWh)	311.56	346.12	338.88
Volume (GWh)	848	856	872
Total cost (millions of R$)(6)	264.2	296.7	295.5
Purchases from CCGF
Average cost (R$/MWh)	195.99	175.39	158.41
Volume (GWh)	3,207	3,914	4,568
Total cost (millions of R$)(6)	628.5	686.3	723.6
Purchases from others
Average cost (R$/MWh)	330.47	262.83	159.1
Volume (GWh)	29,944	24,019	35,932
Total cost (millions of R$)(6)	9,895.7	6,312.9	5,716.7

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
(4)See “Item 4. Information on the Company—Business—Generation” and “Item 4. Information on the Company—Business— Purchases for the captive market” for an explanation of our expenses relating to electricity purchases.
(5)Our purchases of electricity generated by Itaipu are stated in reais and paid for on the basis of a capacity charge expressed in U.S. dollars per kW plus a “wheeling” (or transportation) charge expressed in reais per kWh.
(6)As of 2024, eliminations and reclassifications were considered. As stated in Explanatory Note 29.1.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 79

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
For commentary on our results of operations for the year ended December 31, 2024 compared with 2023, please see page 93 of our Form 20-F for the year ended December 31, 2024.
The following table summarizes our results of operations for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024
	(R$ million)
Gross Operating Revenues:
Electricity sales to Final Customers:	10,964.0	11,383.9
Electricity sales to distributors and energy traders	5,449.8	3,674.6
Use of main distribution and transmission grid	13,628.9	12,737.9
Construction income	3,303.1	2,550.8
Result of Sectorial financial assets and liabilities	2,587.5	923.7
Other operating revenues	681.5	620.8
Fair value of assets from the indemnity for the concession	161.2	82.4
(-) Revenue deductions	(10,659.1)	(9,323.1)
Net Operating Revenues	26,116.9	22,651.0
Operating Costs and Expense:
Electricity purchased for resale	(11,110.8)	(8,924.9)
Charge of the main distribution and transmission grid	(2,755.5)	(2,865.5)
Personnel and management	(960.8)	(1,081.8)
Pension and healthcare plans	(234.5)	(259.4)
Material	(108.0)	(86.9)
Materials and supplies for power electricity	—	(0.9)
Third-party services	(1,192.3)	(1,074.3)
Depreciation and amortization	(1,481.9)	(1,465.5)
Credit losses, provisions and reversals	(270.8)	(345.1)
Construction cost	(3,272.8)	(2,522.9)
Other operational costs and expenses, net	75.6	(240.8)
	(21,311.8)	(18,868.0)
Equity in earnings of investees	240.0	281.2
Financial results	(1,798.4)	(1,157.0)
Operating profit	3,246.7	2,907.2
Income tax and social contribution current and deferred	(577.6)	(599.4)
Net income from continuing operations	2,669.1	2,307.8
Net income (loss) from discontinued operations	18.9	491.6
Net income	2,687.9	2,799.4
Net income attributable to controlling shareholders	2,688.6	2,809.6
Net income attributable to non-controlling interest	(0.7)	(10.3)
Other comprehensive income	(186.4)	239.6
Comprehensive income	2,501.6	3,039.0
Comprehensive income attributable to controlling shareholders	2,501.9	3,049.3
Comprehensive income attributable to non-controlling interest	(0.3)	(10.4)
Below is a discussion of the significant components of our results of operations, on a consolidated basis. For more information on our reportable segments, see Note 28 to our audited consolidated financial statements.
Results of Operations for 2025 compared with 2024

Net Operating Revenue	2025 (R$ million)	2024 (R$ million)	R$ million	%
Electricity sales to final customers	7,932.9	8,455.0	(522.1)	(6.2)
Electricity sales to distributors and energy traders	4,784.7	3,120.6	1,664.0	53.3
Use of the main distribution and transmission grid	6,974.7	7,048.0	(73.4)	(1.0)
Construction income	3,303.2	2,550.8	752.3	29.5
Fair value of assets from the indemnity for the concession	161.2	82.4	78.8	95.6
Sectorial financial assets and liabilities	2,348.1	838.3	1,509.9	180.1
Other operating revenue	612.1	555.9	56.3	10.1
	26,116.9	22,651.0	3,465.8	15.3

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 80

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Our net operating revenue increased by 15.3% or R$ 3,465.9 million to R$ 26,116.9 million in the year ended December 31, 2025 from R$ 22,651.0 million in the year ended December 31, 2024, mainly due to:
•Electricity sales for final customers. Our electricity sales for final customers decreased by 6.2% or R$ 522.1 million, mainly due to (i) a reduction in volume sold to Free Customers by Copel COM; (ii) a 5.7% reduction in consumption in Copel DIS captive market, and (iii) the effects of Periodic Tariff Adjustments that reduced the energy tariff, partially offset by increased revenues from tariff discount subsidies and by the higher energy cost passed through to end consumers due to the tariff flag system under electricity generation conditions.
•Electricity sales to distributors. Our electricity sales to distributors increased by 53.3% or R$ 1,664.0 million, mainly due to (i) the growth in sales in the ACL by Copel COM; (ii) the improved performance of Copel GeT in the Short-Term Market (MCP), in particular, with the modulation of the hydroelectric generation portfolio in view of the behavior of the PLD in the South submarket; (iii) the higher volume of energy sold for bilateral contracts; (iv) increased energy sales in the MCP and in the Surplus and Deficit Compensation Mechanism (MSCD) by Copel DIS; and (v) in the wind generation segment, a reduction in the provision for generation deviation for ACR contracts, resulting from curtailment compensation, in accordance with Law No. 15,269/2025.
•Use of the main distribution and transmission grid. Our use of the main distribution and transmission grid decreased by 1.0% or R$ 73.4 million, mainly due to (i) the increase in CDE charges at Copel DIS; and (ii) the negative impact of R$ 115.1 million, as a result of the revision of the financial component values of the RAP in the Existing System Basic Grid (RBSE), in accordance with ANEEL Resolution No. 3,467/2025; partially offset by (i) a 1.1% growth in the Grid Market at Copel DIS; and (ii) the consolidation of the Mata de Santa Genebra transmission company at Copel GeT, as a result of the strategic business combination.
•Construction income. Our construction income increased by 29.5% or R$ 752.3 million, mainly due to (i) the sharp increase in investments in the distribution segment, with emphasis on the Paraná Trifásico and Rede Elétrica Inteligente (REI) projects, aimed at modernizing, automating, and renovating the distribution network through the adoption of standardized technologies geared toward serving automation systems; and (ii) reinforcements and improvements in the transmission segment contributed to this performance.
•Fair value of assets from the indemnity for the concession. Our fair value of assets from the indemnity for the concession increased by 95.6% or R$ 78.8 million mainly due to (i) the adjustment by the IPCA on the shielded asset base; and (ii) the greater effect of updating the fair value on the incremental base, considering the investments made during the period by Copel DIS.
•Result of sectorial financial assets and liabilities. Our result of sectorial financial assets and liabilities, increased by 180.1% or R$ 1,509.8 million, mainly due to (i) the growth of the billed market; and (ii) better adherence of tariff coverage in relation to the actual costs of Portion A (non-manageable costs).
•Other operating revenue. Our other operating revenue increased by 10.1% or R$ 56.2 million, mainly due to sharing of Copel Distribuição’s infrastructure with telecommunication companies.
Operating Costs and Expense (continuing operations)

			Variation
	2025 (R$ million)	2024 (R$ million)	R$ million	%
Electricity purchased for resale	11,110.8	8,924.9	2,185.9	24.5
Charge of the main distribution and transmission grid	2,755.5	2,865.5	(110.0)	(3.8)
Materials and supplies for power electricity	—	0.9	(0.9)	—
Personnel and management	960.8	1,081.8	(121.0)	(11.2)
Pension and healthcare plans	234.5	259.4	(24.8)	(9.6)
Materials	108.0	86.9	21.1	24.3
Third-party services	1,192.3	1,074.3	118.0	11.0
Credit losses, provisions and reversals	270.8	345.1	(74.3)	(21.5)
Other operational income (expenses)	(75.6)	240.8	(316.4)	(131.4)
Depreciation and amortization	1,481.9	1,465.5	16.4	1.1
Construction costs	3,272.8	2,522.9	749.9	29.7
	21,311.8	18,868.0	2,443.8	13.0

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 81

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Our operational costs and expenses increased by 13.0% to R$ 21,311.8 million in the year ended December 31, 2025 from R$ 18,868.0 million in the year ended December 31, 2024, mainly due to:
•Electricity Purchased for Resale. Our electricity purchased for resale increased by 24.5% or R$ 2,185.9 million, mainly due to (i) an increase in energy purchase from Copel DIS, driven primarily by the higher volume originating from the distributed generation system and by the purchase of energy at auctions; and (ii) an increase in energy purchase from Copel COM due to acquisition of electricity under bilateral contracts.
•Personnel and Management. Our personnel and management expenses decreased by 11.2% or R$ 121.0 million, mainly due to the reduced number of employees, resulting from the implementation of the 2024/2025 Voluntary Dismissal Program (PDV), partially offset by the pro rata provision between October and December of the 2025 Collective Bargaining Agreement (CBA), which includes a salary adjustment based on the National Consumer Price Index (INPC) of 5.0%, considering a 12‑month period through September 2025;
•Third-Party Services. Our third-party services expenses increased by 11.0% or R$ 118.0 million mainly due to expenses by Copel DIS, associated with electric power system maintenance activities, including expenditures related to the clearing and maintenance of transmission and distribution right‑of‑way corridors;
•Credit losses, provisions and reversals. Our credit losses, provisions and reversals decreased by 21.5% or R$ 74.3 million mainly due to the decrease of provisions for litigation, particularly civil and labor-related matters, and the asset impairment effect at Copel GeT;
•Other operational income (expenses). Our other operational income (expenses) decreased by 131.4% or R$ 316.4 million, mainly due to (i) the business combination involving asset unbundling, which led to the consolidation of HPP Mauá and Mata de Santa Genebra; and (ii) the gain recognized from the disposal of the HPP Baixo Iguaçu; and (iii) the recognition of curtailment compensation. Law No. 15,269/2025 modernized the regulatory framework of the Brazilian electric power sector and now allows wind and solar generators connected to the SIN to enter into a commitment agreement with the granting authority to compensate for generation curtailment between September 1, 2023 and November 25, 2025, provided that they formally waived any legal actions related to the matter. In December 2025, Copel GeT approved the commitment agreement by the wind SPEs under its control. Based on the available assumptions, we recognized a gain of R$ 273.4 million in 2025, of which R$ 170.1 million was recorded in net operating revenue and R$ 95.6 million in other operating income (expenses) and R$ 7.7 million in financial income;
•Depreciation and Amortization. Our depreciation and amortization increased by 1.1% or R$ 16.4 million, mainly due to the larger asset base of Copel DIS, resulting from the substantial increase in investments during the tariff cycle;
•Construction Costs. Our construction costs increased by 29.7% or R$ 749.9 million, mainly due to Copel DIS’s investment program, with no impact on earnings, given the offsetting of the amount recognized as construction revenue.
Equity in earnings of investees
The Equity in earnings of investees for 2025 amounted to R$ 240.0 million, which is 14.7% lower than the R$ 281.2 million recorded in 2024. This decrease is mainly due to the consolidation of Mata de Santa Genebra into the portfolio, which ceased to contribute through the equity method and began to have its operating results recognized directly in revenue, expenses, financial result, and taxes.
Financial Results
The Financial Result totaled R$ 1,798.4 million in net financial expenses in 2025 compared to R$1,157.0 million in net financial expenses in 2024, due to a 34.2% increase in Financial Expenses, mainly due to monetary restatement and debt charges, considering, mainly the variation in the CDI, which is the index for 57.5% of the Company's debts, in addition to the consolidation of MSG and Mauá's financial expenses as of June 2025, after the uncrossing of assets with Axia. These effects were partially offset by the 13.4% growth in financial income in the period, mainly due to an increase in interest rates and late payment charges on accounts receivable.
Net Income (loss) for the year
In 2025, our consolidated net income (loss) amounted to R$ 2,687.9 million, which is 4.0% lower than the R$ 2,799.4 million recorded in 2024, mainly due to a weaker financial result, partially offset by improved operating performance across the business segments.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 82

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES
Our principal liquidity and capital requirements are allocated to finance the expansion and improvement of our distribution and transmission infrastructure and to finance the expansion of our generation facilities.
We believe our working capital is sufficient for our present requirements and the next 12 months. We expect to finance our liquidity and capital requirements primarily with our own resources, arising from retained earnings and cash generation from our operations and third-party resources (BNDES, other financial institutions and capital markets). As of December 31, 2025, our current liquidity, an index ratio that measures our current assets over our current liabilities reached 1.0x (as opposed to 1.3x as of December 31, 2024) with cash and equivalents, bonds and securities (current) of R$ 3,131.3 million (R$ 4,162.5 million as of December 31, 2024).
With respect to long-term capital needs, we use a model of five years to monitor our needs in a series of scenarios and variables, including Net Debt/EBITDA and minimum cash balance with the intention to preserve the liquidity and improve the capital structure. In this context, we work to anticipate exercises of liability management to improve liquidity if conditions are favorable.
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

	Year ended December 31,
	2025	2024	2023
	(R$ million)
Generation and transmission(1)	626.7	263.0	240.1
Distribution	2,959.0	2,196.9	1,966.5
Elejor	10.9	10.7	4.6
Others	6.8	43.9	91.6 (2)
Total	3,603.4	2,514.5	2,302.8

(1)Considers investment in projects held 100% by Copel GeT.
(2)Considers Joint venture, UEGA e Compagás
As in previous years, our capital requirement will be financed by cash from our operations and/or by external financing, which may serve to offset commitments arising from the maturity of previous external financing.
Our total budgeted capital expenditures for our wholly-owned subsidiaries for 2026 is R$ 3,021.3 million, of which:
•R$ 971.6 million are for generation and transmission;
•R$ 1,942.8 million are for our distribution business;
•R$ 106.9 million are for other investments.
Elejor, which is not wholly owned by us, also budgeted their own capital expenditures for 2026 in the amount of R$ 28.2 million.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 83

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our principal source of funds in 2025 was cash from our operating activities. Net cash used from financing activities was R$ 2,300.7 million in the year ended December 31, 2025, compared with a net cash generated of R$ 803.9 million in the year ended December 31, 2024. Net cash generated from operating activities was R$ 3,028.4 million in the year ended December 31, 2025, compared with R$ 3,393.5 million in the year ended December 31, 2024 and R$ 3,518.5 million in the year ended December 31, 2023. The decrease in 2025 compared to 2024 was mainly due to higher working capital consumption, partially offset by the expansion of operating revenue and the stability of operating profit. For more information on our cash flow, see Note 7 to our audited consolidated financial statements.
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
The following table shows the maturity of loans, financing and debentures:

	(R$ million)
	Short Term	Long Term
	2026	2027	2028	2029	2030	2031	>2031	Total
Domestic Currency	2,072.0	1,671.6	2,045.0	2,451.7	2,474.3	2,288.2	7,036.1	20,038.9
Foreign Currency	—	—	—	—	—	—	—	—
Total	2,072.0	1,671.6	2,045.0	2,451.7	2,474.3	2,288.2	7,036.1	20,038.9
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
Our outstanding loans and financing (including debentures) current and non-current as of December 31, 2025, including the mark‑to‑market (MtM) effects of swap derivative instruments, totaled R$ 20,038.9 million. As of December 31, 2025, we had no debt outstanding denominated in U.S. dollars. We are not subject to seasonality with respect to our borrowing requirements. Our major loans and financing arrangements follows:
Banco do Brasil:
•As of December 31, 2025, we had R$ 751.8 million of outstanding debt with Banco do Brasil (not including the debentures listed below), consisting of financings we contracted to increase our working capital.
•In March 2016, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms issued R$ 300.8 million in non-convertible debentures, with sixteen-year maturity and payment of interest on monthly basis. The interest rate of TJLP index + 2.02% per year is applicable to R$ 147.6 million and IPCA index + 9.87% per year is applicable to R$ 153.2 million. As of December 31, 2025, we had an aggregate balance of R$ 65.6 million of outstanding debt under these debentures;

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 84

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•In March 2019, Cutia Empreendimentos issued R$ 360.0 million in simple, non-convertible debentures. These debentures have an interest rate equal to IPCA index + 5.8813% per year, with a thirteen-year maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 316.1 million under these debentures;
•In April 2019, Mata de Santa Genebra issued R$ 210 million, in simple, non-convertible debentures, with an interest rate of IPCA index + 4.95% per year with maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 185.5 million under these debentures;
•In November 2019, Copel Distribuição issued R$ 850 million, in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.20% per year and CDI index + 1.45% per year with an eight-years and three-years maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 472.4 million under these debentures;
•In June 2021, Copel Distribuição issued R$ 1.5 billion, in simple, non-convertible debentures, in two series, with an interest rate of IPCA index + 4.7742% per year and CDI index + 1.95% per year with a ten-year and five-year maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 641.9 million under these debentures;
•In October 2021, Copel GeT issued R$ 1.5 billion, in simple, non-convertible debentures, in two series, with an interest rate of CDI index + 1.38% per year and IPCA index + 5.7138% per year with a five-year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 1,041.3 million under these debentures;
•In November 2021, Mata de Santa Genebra issued R$ 1.5 billion, in simple, non-convertible debentures, in three series, with an interest rate of IPCA index + 7.0605%, IPCA 6.0762% and IPCA 6.2339% per year with maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 1,647.5 million under these debentures;
•In May 2022, Copel Distribuição issued R$ 1.5 billion, in simple, non-convertible debentures, in three series, with an interest rate of IPCA index + 6.1732% per year, CDI + 1.21% per year and CDI + 1.36% per year with a three-year, five-year and ten-year maturity and payment of interest on semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 1,264.6 million under these debentures.
•In January 2023, Copel GeT issued R$ 1.3 billion, in simple debentures, not convertible into shares, in two series, with an interest rate of CDI + 1.40% p.a. and IPCA + 6.82% p.a. with a term of seven years and a term of twelve years and semi-annual interest payments. On December 31, 2025, we had a total outstanding balance of R$ 1,417.4 million under these debentures;
•In June 2023, Copel Distribuição issued R$ 1.6 billion, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 1.45% per year, CDI + 2.00 per year and CDI + 2.25% per year with a one year, four year and five-year maturity and payment of interest on semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 402.8 million under these debentures;
•In May 2024, Copel Serviços issued R$ 70.0 million, non-convertible, in one series, with an interest rate of CDI + 1,20% with a term of seven years and semi-annual interest payments. On December 31, 2025, we had a total outstanding balance of R$ 71.6 million under these debentures;
•In May 2024, Copel DIS issued R$ 2.3 billion, in simple, non-convertible debentures, in two series, with an interest rate of CDI + 0.60% per year and IPCA + 6.28% per year with a seven year and twelve-year maturity and payment of interest on semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 2,377.8 million under these debentures;
•In October 2024, Copel GeT issued R$ 1.6 billion, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 0.52% per year, CDI + 0.69% and CDI + 0.95% per year with a five year, seven year and ten-year maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 1,652.5 million under these debentures;
•In March 2025, Copel GeT issued R$ 2 billion, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 0.59% per year, CDI + 0.79% and IPCA + 7.4820% per year with a four year, seven year and twelve year-maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 2,113.8 million under these debentures;

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 85

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•In July 2025, Copel DIS issued R$ 3 billion, in simple, non-convertible debentures, in three series, with an interest rate of CDI + 0.43% per year, CDI + 0.58% and IPCA + 6.9543% per year with a five year, seven year and twelve year-maturity and payment of interest on a semester basis. As of December 31, 2025, we had an aggregate outstanding balance of R$ 3,178.4 million under these debentures;
BNDES
•In December 2013, BNDES approved the financing of the Cerquilho III transmission substation in the amount of R$ 17.6 million, which was disbursed in a single installment. As of December 31, 2025, the outstanding balance totaled R$ 3.7 million;
•In April 2009, BNDES has provided a loan to us of R$ 339.0 million to finance the construction of the HPP Mauá. All the receivables arising from this plant were pledged in favor of BNDES and Banco do Brasil until full repayment of the loan. BNDES is providing 50.0% of the loan amount, and Banco do Brasil S.A. is providing the remaining 50.0%. On May 30, 2025, with the completion of the asset unbundling operation, Mauá's debt was consolidated, and on December 31, 2025, we had a total of R$ 110.9 million in outstanding debt with BNDES and Banco do Brasil under this line of credit;
•In December 2011, we entered into a financing contract with BNDES in the total value of R$ 44.7 million for the construction of Transmission Line Foz do Iguacu - Cascavel Oeste, with maturity in 14 years. As of December 31, 2025, we had an aggregate of R$ 1.2 million in outstanding debt under this financing agreement;
•In March 2012, we entered into a financing contract with BNDES in the total value of R$ 282.1 million for the construction of GE Farol, Ge Boa Vista, GE São Bento do Norte and GE Olho D’Água Wind Farms with maturity in 16 years. As of December 31, 2025, we had an aggregate of R$ 98.2 million in outstanding debt under this financing contract;
•In June 2015, we entered into a financing contract with BNDES in the total value of R$ 154.6 million for the construction of Santa Helena and Brisa Wind Complex, with maturity in 16 years. As of December 31, 2025, we had an aggregate balance of R$ 49.3 million of outstanding debt under this financing contract;
•In December 2015, we entered into a financing contract with BNDES in the total value of R$ 55.8 million for the construction of Transmission Line Assis - Paraguaçu Paulista II and Londrina - Figueira e Salto Osório - Foz do Chopim C2, with maturity in 15 years. As of December 31, 2025, we had an aggregate balance of R$ 15.8 million of outstanding debt under this financing contract;
•In October 2018, we entered into a financing contract with BNDES in the total value of R$ 619.4 million for the construction and implementing Cutia Empreendimentos Eólicos Wind Farms, with maturity in 17 years. As of December 31, 2025, we had an aggregate balance of R$ 477.5 million of outstanding debt under this financing contract.
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
•Marumbi has an agreement signed with BNDES in 2014, in the amount of R$ 55.4 million, for the Implementation of the 525 kV Transmission Line between SE Curitiba and SE Curitiba Leste and the implementation of SE Curitiba, with maturity in 14 years. It has a balance on December 31, 2025 of R$ 9.6 million.
•Costa Oeste has an agreement signed with BNDES in 2013, in the amount of R$ 27.6 million, for the implementation of the 230 kV Transmission Line between SE Cascavel Oeste and SE Umuarama Sul and the implementation of the SE, with maturity in 14 years. It has a balance on December 31, 2025 of R$ 6.6 million.
•In June 2020, we entered into a financing contract with BNDES in the total value of R$ 432.1 million for the implementation of the Transmission Line SE Medianeira, SE Curitiba Centro, SE Curitiba Uberaba, SE Andirá Leste, Curitiba Leste-Blumenau and Baixo Iguaçu Realeza as well as its associated transmission system, with maturity in 23 years. As of December 31, 2025, we had an aggregate balance of R$ 395.7 million of outstanding debt under this financing contract.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 86

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

CAIXA ECONÔMICA FEDERAL (CEF)
•As of December 31, 2025, we had R$ 1.9 million in outstanding debt related to government programs to finance distribution projects.
BANCO DO NORDESTE
•In May 2021, we entered into a financing contract with BNB for a total value of R$ 208.7 million for the construction of Jandaíra I, Jandaíra II, Jandaíra III and Jandaíra IV Wind Farms, with a maturity of 17 years. As of December 31, 2025, we had an aggregate balance of R$ 165 million of outstanding debt under this financing contract.
•In November 2021, we completed the acquisition of Vilas Complex, which is financed until 2039 for the Vila Maranhão I, Vila Maranhão II, Vila Maranhão III and Vila Ceará I, and until 2040 for and Vila Mato Grosso I. As of December 31, 2025, we had an aggregate balance of R$ 486.4 million of outstanding debt under this financing contract; and
•In January 2023, we completed the acquisition of Aventura and Santa Rosa & Mundo Novo Wind Farms, which are financed until 2039 for Aventura II, Aventura III, Aventura IV and Aventura V, and until 2043 for Santa Rosa e Mundo Novo I, Santa Rosa e Mundo Novo II, Santa Rosa e Mundo Novo III, Santa Rosa e Mundo Novo IV and Santa Rosa e Mundo Novo V. As of December 31, 2025, we had an aggregate balance of R$ 815.8 million of outstanding debt under this financing contract.
We are party to several legal proceedings that could have a material adverse impact on our liquidity if the rulings are unfavorable to us. These contingencies are described in “Item 8. Financial Information—Legal Proceedings.”
In addition, we have commitments not yet incurred related to long-term contracts, and therefore not recognized in the financial statements, as presented in Note 34 to our consolidated financial statements. The main amount refers to energy purchase and transportation contracts commitments, totaling R$ 101,301.4 million on December 31, 2025. These commitments are expected to be settled as follows: R$ 6,083.9 million in less than a year, R$ 21,847.1 million from one to 5 years and R$ 73,370.4 million after 5 years.
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
Item 6. Directors, Senior Management and Employees
We are managed by:
•a Board of Directors consisting of 9 seats, of which 1 is currently vacant and 8 are currently filled; and
•an Executive Board, which is currently composed of 9 members.
BOARD OF DIRECTORS
The Board of Directors ordinarily meets at least nine times a year. A majority of the members of the Board of Directors is required for the meeting to be held, and decisions are taken by a majority vote of those present at the meeting. For additional information, see “Item 10. Additional Information—Memorandum and Articles of Association.” The members of the Board of Directors are elected to serve for two-year terms and may be reelected. The Board of Directors is composed of 9 seats, of which 1 is currently vacant and 8 are currently occupied.
In accordance with the provisions of Brazilian Federal Law No. 6,404/1976, at the Annual Shareholder Meeting held on April 24, 2025, shareholders holding preferred shares were entitled to appoint and remove at least one member of the Board of Directors, in a separate election.
Minority shareholders holding at least 5% of our voting shares are entitled to request the adoption of a cumulative voting procedure, a proceeding that grants each voting share as many votes as there are members of the Board of Directors and the right for all the voting shareholders to vote for only one candidate or to distribute his votes among several candidates, also in accordance with the Federal Law 6,404/1976.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 87

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The terms of the current members of the Board of Directors expire in April 2027. The current members of our Board of Directors are:

Name	Position	Since
Marcel Martins Malczewski	Chairman	2019
Raul Almeida Cadena	Director	2025
Moacir Carlos Bertol	Director	2025
Marco Antônio Barbosa Cândido	Director	2018
Jacildo Lara Martins	Director	2023
Geraldo Corrêa de Lyra Junior	Director	2023
Viviane Isabela de Oliveira Martins	Director	2024
Pedro Franco Sales	Director	2024
The following are brief biographies of the current members of our Board of Directors:
Marcel Martins Malczewski. Mr. Malczewski was born on December 8, 1964. He holds a Master’s degree in Industrial Sciences and Computing from Universidade Tecnológica Federal do Paraná (1989); and a Bachelor’s degree in Electrical Engineering from Universidade Federal do Paraná (1987). Mr. Malczewski also attended the Owner/President Management Program at Harvard Business School (2004). He attended professional programs at the Brazilian Institute of Corporate Governance (“IBGC”), such as Improvement in Governance for Directors and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations (2022) and Continued Development Plan for Directors (2022). He is currently the Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel. He is also a member of the Board of Directors of Positivo Tecnologia, AMcom, InfoPrice and Velsis. Additionally, Mr. Malczewski is a partner at M3 Investimentos Ltda. and at Trivella M3 Investimentos S.A. Mr. Malczewski has considerable experience as a board member in several sectors.
Raul Almeida Cadena. Mr. Cadena was born on March 11, 1976. He took part in a Board Member Course, IBCG (2019); and holds a degree from the Business Administration Specialisation, Fundação Dom Cabral and Kellogg School of Management (2011); an MBA from the Harvard Business School (2003–2005); and a Bachelor's Degree in Electronic Engineering, Instituto Tecnológico de Aeronáutica – ITA (1999). He was previously Vice President of Customers and Energy Marketing (2021–2023) and CFO (2014–2021) at Auren Energia; Board Member at CESP (2019–2021). At Copel, he is member of the Board of Directors and the Coordinator of the Investment and Innovation Committee.
Moacir Carlos Bertol. Mr. Bertol was born on September 18, 1952. He holds a Bachelor's Degree in Electrical Engineering from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS) (1978). He served as Chief Executive Officer of Copel Geração e Transmissão S.A. (Copel GeT) (2019–2024); as a member of the Board of Directors of Copel GeT (2019–2024 and Sep/2025 to Feb/2026); as Chief Executive Officer of F.D.A. Geração de Energia Elétrica S.A. (2019–2020); as Deputy Secretary of Energy Planning and Development at the MME (2011–2019); as a Board Member of UHE Belo Monte (2012–2017) and was a career employee at Eletrobrás-Eletrosul (1979–2017). He is member of our Board of Directors and the Coordinator of the Institutional Relations Committee.
Marco Antônio Barbosa Cândido. Mr. Cândido was born on March 6, 1969. Mr. Cândido holds a Ph.D. and a Master’s degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997 and 1994), and a degree in Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991). He attended professional programs such as Improvement in Governance for Directors and Fiscal Councilors of State-Owned Companies and Mixed Economy Corporations by IBGC (2022) and Continued Development Plan for Directors by IBGC (2022). Mr. Cândido is currently a member of our Board of Directors and the Coordinator of the Statutory Audit Committee. He is also Chief Executive Officer and Founding Partner at MBC Consultoria, and member of the Board of Aebel, Expresso Princesa dos Campos and Yuzer Tecnologia da Informação S.A.. Previously, at Copel he was Chairman of the Statutory Audit Committee (2017-2023); Coordinator of the Investment and Innovation Committee (2021-2025); member of the Sustainable Development Committee, and member of the Board of Directors of Copel Distribuição S.A..

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 88

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Geraldo Corrêa de Lyra Junior. Mr. Lyra was born on August 15, 1964. He holds an MBA in Politics and Defense from Centro Universitário de Lins - UNILINS (2015), an MBA in Advanced Executive Development - Process Management at Fluminense Federal University (2008); and a Bachelor of Aeronautical Sciences as Colonel Aviator at the Air Force Academy - AFA (1987). He also attended several courses such as Higher Defense Course from Escola Superior de Guerra - ESG (2015); Aerospace Policy and Strategy Course from Escola de Comando e Estado-Maior da Aeronáutica (2015); and Command and General Staff Course at the Aeronautics Command and General Staff School (2008). He previously was Reserve Colonel in the Brazilian Air Force (FAB) since 2017; Brazilian Military Representative at the UN Conference on Disarmament for the FAB (2013–2014); Commander of the FAB Air Base in Brasília (2011–2012); and Commander of the Federal Government’s Presidential Aircraft (2003–2011), Member of the Investment and Innovation Committee of Copel (2023–2024); Member of the Minority Shareholders Committee of Copel (2023). At Copel, he is Member of the Board of Directors and Coordinator of the Sustainable Development Committee.
Jacildo Lara Martins. Mr. Martins was born on October 28, 1966. He holds a Bachelor of Laws from UniOpet University (2012) and is pursuing a Post-graduation degree in Public Law with emphasis on Constitutional Law and a Post-graduation in Environmental Law, both at Escola Superior Verbo Jurídico. He previously was Member of the Minority Committee at Copel (2023); Information Technology Manager at Itaipu Binacional (1991-2019); and Data Processing Center Manager at Cetil Data Processing (1980-1985). At Copel, he is a Member of the Board of Directors and Coordinator of the Cyber and Information Security Committee.
Viviane Isabela de Oliveira Martins. Ms. Martins was born on August 22, 1976. She holds a degree in Industrial Mechanical Engineering from CEFET-MG (2000), a post-graduate degree in Business Management from Fundação Dom Cabral in Belo Horizonte (2001), a Professional Master's Degree in Business Administration, with an emphasis on Finance, from Fundação Pedro Leopoldo (2005), a PhD in Business Administration - International Business, from PUC Minas (2016) and an extension course Advisor Trends Innovation: certification program, from Inova Business School in São Paulo (2020). She was previously the CEO of the Falconi Group (2018–2025); Managing Partner of Falconi Consultores (2014–2025); Chairman of Falconi Consultores (2018–2023); and Member of the Boards of Directors of Actio Digital S.A. (2024), GC Sistemas de Tecnologia e Segurança S.A. (2023–2025), and Environ S.A. (2023–2024). Ms. Martins is currently a Member of the Board of Directors of Aché Laboratórios (since 2025). At Copel, Ms. Martins is currently a member of the Board of Directors, Member of the People Committee and Member of the Ethics Committee.
Pedro Franco Sales. Mr. Sales was born on September 7, 1977. He is a CFA Charterholder (2006) and holds a degree in Electrical Production Engineering, from PUC Rio de Janeiro (2000). Previously he was a Member of the People Committee of Copel (2024); Founding Partner and Equity Manager of Verde Asset Manegement (2015-2022); and Member of the Board of Directors at Cyrela Commercial Properties (2011-2021).He is currently a Member of the Board of Directors at GPS Participações e Empreendimentos S.A. and at Hospital Mater Dei S.A. At Copel, he is currently a Member of the Board of Directors, Member of the Investment and Innovation Committee and Member of the Statutory Audit Committee.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 89

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

EXECUTIVE BOARD
Our Executive Board meets fortnightly and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our Bylaws and other internal regulations.
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
The following are brief biographies of the current members of our Executive Board:
Daniel Pimentel Slaviero. Mr. Slaviero was born on November 22, 1980. Mr. Slaviero attended the Owner/President Management - OPM program (2015) and the YPO Harvard President Seminar (2010), both from Harvard Business School. Mr. Slaviero also completed the Executive Business Program (STC) from Kellogg School of Management/Fundação Dom Cabral (2009); and holds a degree in Business Administration from Universidade Positivo - UP (2001). He attended professional development programs such as Improvement in Governance for Administrators and Fiscal Council members of State-Owned and Mixed Economy Companies by IBGC (2022); Continuous Development Plan for Administrators by IBGC (2022). He is currently our Chief Executive Officer and serves as Chairman of the Board of Directors of our wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Comercialização S.A., and Copel Renováveis S.A. (currently Copel Serviços S.A.). He is also Full member in the consumption category of the Board of Directors of ONS - Operador Nacional do Sistema Elétrico. Previously at Copel he acted as Member and Executive Secretary of the Board of Directors (2019-2023); Member of the Investment and Innovation Committee (2021-2023); and Member of the Sustainable Development Committee (2021-2023).
Vicente Loiácono Neto. Mr. Loiácono was born on June 4, 1983. He holds a Master’s Degree in Business Law and Citizenship from Centro Universitário Curitiba - Unicuritiba (2021); a post-graduate degree in Civil Procedure Law - Great Transformations from Universidade do Sul de Santa Catarina (2010), and a Bachelor’s degree in Law from Centro Universitário Curitiba – Unicuritiba (2007). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Fiscal Council Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). He is currently the Executive Director of Governance, Risk and Compliance, Coordinator of the Ethics Committee and Member of the Cyber and Information Security Committee. Mr. Loiácono has been a lawyer at the company since 2011, where he also served as Legal and Compliance Chief Officer, Advisor to the Chief Executive Office and to the Chief Legal Office (2013); and as Member of the Ethical Guidance Council.
David Campos. Mr. Campos was born on November 05, 1969. Mr. Campos received a Bachelor’s degree in Social Communication - Journalism from Universidade Estadual de Ponta Grossa - UEPG (1990). He attended several professional development courses such as PDCA 2022/2023 - Workshop on Human Capital by IBGC (2023); Improvement in Governance for Administrators and Fiscal Council Members of State-owned Companies and Mixed Economy Companies by IBGC (2022) and Continued Development Plan for Administrators by IBGC (2022). He is currently our Executive Director of Communication.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 90

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
André Luiz Gomes da Silva. Mr. Silva was born on August 10, 1976. He holds a Master's Degree in Economics from Instituto Brasileiro de Ensino, Desenvolvimento e Pesquisa de Brasília (2023) and a Degree in Electrical Engineering from Universidade Federal de Engenharia de Itajubá (1999). He attended professional development programs such as Course for Board Members, by the IBGC (2023). He is currently our Vice President of Regulation and Market.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 91

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

FISCAL COUNCIL
Our Fiscal Council is a non-permanent functioning body. The Fiscal Council consists of three members and three alternates elected for one year terms by the shareholders at the annual meeting. The Fiscal Council, which is independent of our management and of our external auditors, has the responsibilities provided for in Federal Law No. 6,404/1976, which include, among others:
•reviewing our financial statements and reporting on them to our shareholders;
•issuing reports on proposed changes in capitalization, corporate budgets and proposed dividend distributions and any corporate reorganization to be submitted to the shareholders; and
•in general, supervising the activities of management and reporting on them to our shareholders.
The following table lists the current and alternate members of the Fiscal Council, who were appointed at the 70th annual shareholders’ meeting, held on April 24, 2025. The term of all members of the Fiscal Council indicated below will expire in April 2026.

Name	Since
Demetrius Nichele Macei	2019
Sérgio Henrique da Fonseca	2025
Filipe Bordalo di Luccio	2024
Alternates
José Paulo da Silva Filho	2019
Paulo Roberto Franceschi	2025
Verônica Gomes Vairo	2025
AUDIT COMMITTEE
Our Bylaws provide for the functioning of our statutory Audit Committee, composed of three members, with a unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted, and whose characteristics, composition, functioning and expertise requirements are provided for in specific Rules of Procedure. This Committee is subordinate to the Board of Directors, to which it is directly linked. The majority of its members shall be independent. At least one member shall also be a member of the Board of Directors, one member shall not be a member of the Board of Directors and one member shall have recognized professional expertise in corporation accounting, audit and finance matters.
Pursuant to the Rules of Procedure of the statutory Audit Committee, each member must be appointed by, and may be replaced by, a resolution of our Board of Directors. The current members of our Audit Committee are Mr. Marco Antônio Barbosa Cândido (Coordinator), Carlos Biedermann (audit committee financial expert) and Mr. Pedro Franco Sales, all of them independent members.
The statutory Audit Committee is responsible for supervising the processes related to the preparation of our financial statements, ensuring that we are in compliance with all legal requirements related to our reporting obligations, monitoring the work of the independent auditors and our staff who are responsible for our internal auditing and reviewing the effectiveness of our internal control and risk management procedures and staff. The statutory Audit Committee meets at least nine times a year or extraordinarily whenever necessary.
In accordance with our Bylaws, the statutory Audit Committee also plays a role in organizing our Internal Audit area, an internal function linked to our Board of Directors through our statutory Audit Committee. Our Board of Directors will approve the Annual Internal Audit plan, as proposed by the Internal Audit, with the help of the statutory Audit Committee and will name the head of the Internal Audit after the recommendation of the statutory Audit Committee. Our Internal Audit is responsible for submitting a risk-based audit plan to, and carrying out audit work requested by the Board of Directors, the statutory Audit Committee and management, following up on findings and corrective actions and periodically report to senior management and the statutory Audit Committee on any corrective actions not effectively implemented, and ensuring that the principles of integrity, objectivity, confidentiality and competence are applied and complied with.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 92

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

INVESTMENT AND INNOVATION COMMITTEE (CII)
In 2021, we created the Investments and Innovation Committee (the “CII”), an advisory body to the Board of Directors, and approved the Investment Policy to improve capital allocation, an essential tool for the execution of our Strategic Guidelines of sustainable growth, value generation for shareholders and the longevity of our energy business. The policy establishes criteria for the selection, prioritization, evaluation, approval and monitoring of investments. As such, the development of projects takes this Policy and our Strategic Guidelines into account. Our Investment Policy is available on our website ri.copel.com/en/.
The CII is a permanent statutory body which provides support to our Board of Directors. The CII’s purpose is to analyze and issue recommendations regarding our investment plans, in order to facilitate robust oversight of our investments by the Board of Directors. The CII works closely with us and its scope may be extended to controlled companies, affiliates and other companies in which we hold equity interests.
It is composed of three members, of which 1 is currently vacant and 2 are currently filled, with a unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Since
Raul Almeida Cadena	Coordinator	2025
Pedro Franco Sales	Member	2024
SUSTAINABLE DEVELOPMENT COMMITTEE (CDS)
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
It is composed of three members, with a unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Since
Geraldo Corrêa de Lyra Junior	Coordinator	2024
Daniella Godinho Abreu	Member	2026
Moacir Carlos Bertol	Member	2025
PEOPLE COMMITTEE
Our People Committee is an independent and permanent body that advises the Board of Directors. Its main role is to work on the proposition of policies and guidelines in respect of managing people. Further information on this operation is detailed in internal policies approved by the Board of Directors.
It is composed of three members, of which 1 is currently vacant and 2 are currently filled, with a unified term of office of two years, elected and dismissed by the Board of Directors, reelection being permitted.

Member	Position	Since
Viviane Isabela de Oliveira Martins	Coordinator	2024
Bruno Bretas de Macedo Silva	Member	2025
EXECUTIVE COMPENSATION
The total compensation of the Board of Directors, the Executive Board, and the Fiscal Council is set annually at our Annual Shareholder Meeting. Under paragraph 3 of article 162 of Law No. 6,404/1976, the compensation of the members of our Fiscal Council must be equal to or greater than 10% of the average compensation paid to the members of the Executive Board (excluding benefits, representation funds, and profit-sharing plans, if applicable). The members of the Fiscal Council received, in 2025, 15.4% of the average compensation paid to the members of the Executive Board.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 93

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The members of the Audit Committee received 34% more (and the coordinator of the Audit Committee 60.2% more) than the fixed monthly compensation paid to the members of the Board of Directors.
For the year ended December 31, 2025, the consolidated compensation paid by us to the members of our Board of Directors, Executive Board, and Fiscal Council was R$ 53.6 million, 78.0% of which was allocated to the Executive Board, 17.3% to the Board of Directors, 4.1% to the Committees, and 0.6% to the Fiscal Council, as approved by the Annual General Meeting held on April 24, 2025.
The following table shows additional details about the compensation paid to the members of our Board of Directors, Executive Board, and Fiscal Council for the periods indicated.

	Compensation (R$’000) in the years ended December 31
	Board of Directors			Executive Board			Fiscal Council
Area	2025	2024	2023	2025	2024	2023	2025	2024	2023
Number of members(1)	9.25	8.83	9.08	9.25	8.58	7.08	2.08	3.00	4.42
Total Salary	4,924.41	3,185.48	1,736.60	10,552.66	8,190.45	6,292.88	337.88	466.65	622.74
Largest Salary	1,108.60	818.41	411.61	2,390.45	1,584.92	1,051.87	175.36	168.74	155.50
Smallest Salary	474.30	313.20	267.55	720.00	799.41	891.48	175.36	168.74	141.37
Average Salary	532.37	360.62	179.07	1,140.83	954.23	824.70	162.44	155.55	102.70
Compensation for attending committees	2,187.55	1,505.65	1,124.06	—	—	—	—	—	—
Others(2)	4,329.42	3,675.62	129.68	31,309.59	32,064.72	3,742.15	—	—	4.11
Total(3)	11,441.38	8,366.75	2,990.34	41,862.24	40,255.16	10,035.03	337.88	466.65	626.85

(1) This figure corresponds to the average number of members per year.
(2) This refers to Post-employment benefits (private pension), Direct and Indirect Benefits (Pro Saúde), Bonuses (Directors only), Long-Term Incentives, and Meal Allowance (Directors only). Note that, according to CVM/SEP's Annual Circular 2026, amounts related to charges are not considered.
(3) Includes Total Salary, Compensation for participating in committees, and Other.
As a compensation/severance mechanism for directors in the event of dismissal, at the discretion of the Board of Directors, we offer extraordinary compensation for entering into a non-compete agreement and for the protection of confidential information.
Long-Term Incentive Plan - ILP
In April, 2024, the Extraordinary General Shareholder Meeting approved our Restricted Stock and Performance Stock Grant Plan (the “Plan”, and each iteration a “Program”), which aims to: (i) align management and key position compensation with our long-term objectives; (ii) attach a portion of compensation to value creation for us; (iii) promote a culture of meritocracy and high performance; and (iv) retain and attract talent.
The Plan is managed by the Board of Directors, with the support of the People Committee. Directors are only eligible to receive restricted stock, and officers and key employees are eligible to receive restricted stock and performance-based restricted stock. (See note 27.4 of our audited consolidated financial statements).
Granting of restricted stock
Within the scope of the 1st and 3rd Programs of our grant plan, restricted shares may be granted in an amount corresponding to up to 0.2% of our share capital. The vesting of rights occurs after 2 years from the grant date, subject to the terms and conditions provided in the plan, programs, and specific contracts, unless otherwise defined by the Board of Directors.
The shares received by the participants are subject to a vesting period, starting from their delivery, for a period defined by the Board of Directors, with a minimum of 2 years for participants who are members of the Board of Directors. During the restriction period, the participant will be entitled to the dividends on the shares, as well as to exercise the political rights of the shares without restriction. As the restricted shares have characteristics very similar to our shares traded on the market, the fair value is calculated on the grant date using the market value of the shares.
Granting of restricted stock based on performance
Within the scope of the 2nd and 4th Programs of our grant plan, restricted shares may be delivered based on performance, in an amount up to 0.8% of our share capital. The acquisition of rights occurs after the lapse of 3 years from the grant date, subject to the terms and conditions set forth in the plan, programs, and specific contracts, and the Board of Directors may, exceptionally, establish a longer period. All or part of the shares received by participants may be subject to a restriction period, as defined by the Board of Directors.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 94

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The programs have a performance condition linked to TSR (Total Shareholder Return), a market condition that must be incorporated into the fair value calculation of the granted assets. Therefore, the fair value calculation uses the Monte Carlo model to incorporate market performance conditions into the asset's fair value.
The cost of the programs is recognized "pro rata temporis," with vesting beginning on the date the contracts are signed, at which time both parties reach a mutual understanding of the terms and conditions of the agreement. The table below details the grants signed up to the date of these financial statements:

Shares granted	Start of vesting	Vesting date	Restriction until	Fair value calculation method	Interest rate	Volatility	Fair value R$	Status
1st Program 2024 (Restricted Shares)
397,742	Aug.2024	01.05.2025	05.01.2027	Price on the date of grant	n/a	n/a	8.62	Settled
516,047	Oct.2024	10.25.2025	n/a		n/a	n/a	8.19	Settled
516,050	Oct.2024	10.25.2026	n/a		n/a	n/a	8.19	In progress
516,058	Oct.2024	10.25.2027	n/a		n/a	n/a	8.19	In progress
39,564	June.2025	04.30.2025	n/a		n/a	n/a	11.75	Settled
51,605	June.2025	10.25.2025	n/a		n/a	n/a	11.75	Settled
39,564	June.2025	04.30.2026	n/a		n/a	n/a	11.75	In progress
3rd Program 2025 (Restricted Shares)
886,265	Oct. 2025	04.25.2027	04.25.2029	Price on the date of grant	n/a	n/a	12.10	In progress
2nd Program 2024 (Performance Shares)
1,910,717	June.2025	05.01.2027	10.28.2027	Monte Carlo	10.00% (*)	21.73% (**)	15.41	In progress
4th Program 2025 (Performance Shares)
2,738,579	Oct.2025	05.02.2028	11.02.2028	Monte Carlo	10.00% (*)	22.46% (**)	15.91	In progress
(*) Long-term interest rate - Focus Bulletin, Central Bank of Brazil.
(**) Calculated by the standard deviation of daily returns, considering the historical value of the share (CPLE3), in a period proportional to the expected acquisition of rights.
During the year 2025, some of the granted shares were liquidated through the delivery of shares held in treasury (See note 27.5 of our audited consolidated financial statements), in accordance with the Plan.
EMPLOYEES
As of December 31, 2025, we had 4,276 employees of Copel and wholly-owned subsidiaries, compared to 4,389 employees on December 31, 2024, and 5,804 employees on December 31, 2023. The table below shows the number of employees and the distribution of employees by area of expertise, with the data indicated for each area of expertise.

Area	2025	2024	2023
Generation and transmission	1,064	1,091	1,477
Distribution	3,110	3,199	4,203
Services	—	—	—
Corporation staff and research and development	51	60	83
Other employees	51	39	41
Total employees of Copel and wholly-owned subsidiaries	4,276	4,389	5,804
Compagas	—	—	129
Elejor	—	7	7
Araucária	—	—	14
Total	4,276	4,396	5,954
All of our employees are covered by collective bargaining agreements, which we renegotiate annually with the labor unions representing various professional categories. In 2025, we negotiated and signed labor agreements with the unions representing our employees, effective as of October for a period of two years. We agreed to salary increases of 5.10%.
We provide a range of benefits to our employees. The most significant is our sponsorship of the Copel Foundation for Social Security and Assistance, which complements the Brazilian government's retirement and healthcare benefits available to our employees. As of December 31, 2025, approximately 94.9% of our employees had opted into a defined contribution plan.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 95

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

In accordance with federal legislation and our compensation policy, our employees participate in a profit-sharing plan. Our Board of Directors and the shareholders must approve the amount of such compensation, which is determined based on our agreement with the entities representing our employees. The amount of profit-sharing distribution for the 2025 fiscal year will be calculated based on agreed-upon targets and disclosed after the Annual Shareholder Meeting scheduled for April 2026. The amount of profit-sharing distribution reserved and approved for the 2025 fiscal year will be determined following the disclosure of our results.
On February 12, 2020, our Board of Directors approved the implementation of a short-term incentive program, known as the Performance Award (PPD), for us and our wholly owned subsidiaries, to align efforts across organizational levels with our strategic objectives. The most recently completed cycle of the program began on January 1, 2024, and ended on December 31, 2024. Payment occurred in April 2025. The results at the end of this cycle show that 38% of our business units exceeded their targets, with an average Target Achievement Index (ICM) of 90.75%. The results for the 2025 fiscal year cycle will be audited, with payment scheduled for April 2026.
SHARE OWNERSHIP
As of the date of this annual report, board members and executive officers held, collectively, directly or indirectly, less than 1.0% of any class of our shares.
The following table presents information relating to the beneficial ownership of our Common Shares as of the date of this annual report, by each of our named directors, executive officers, and members of the Fiscal Council.
The number of Common Shares beneficially owned by each person, director, officer, or member of the Fiscal Council is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares held by that person.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Board of Directors
Marcel Martins Malczewski	113,453	0.004%
Geraldo Corrêa de Lyra Junior	24,844	0.001%
Jacildo Lara Martins	24,844	0.001%
Marco Antônio Barbosa Cândido	24,844	0.001%
Moacir Carlos Bertol	—	—%
Pedro Franco Sales	74,844	0.003%
Raul Almeida Cadena	—	—%
Viviane Isabela de Oliveira Martins	24,844	0.001%
Executive Officers		—%
Daniel Pimentel Slaviero	147,683	0.005%
David Campos	36,919	0.001%
Felipe Gutterres Ramella	—	—%
Anderson Cotias E Silva	—	—%
André Luiz Gomes Da Silva	—	—%
Diogo Mac Cord de Faria	—	—%
Márcia Cristine Ribeirete Baena	—	—%
Yuri Müller Ledra	—	—%
Vicente Loiacono Neto	36,919	0.001%
Rogerio Pereira Jorge	—	—%
Adriano Fedalto	—	—%
Marcos Paulo Boaventura Severino Rezende	—	—%
Marco Antonio Villela de Abreu	31,056	0.001%
Julio Shigeaki Omori	—	—%
Karine Matsunaga Lopes Torres	—	—%
Rodolfo Moraes Fontes Lima	39,873	0.001%
Fiscal Council		—%
Filipe Bordalo Di Luccio	—	—%
Sérgio Henrique da Fonseca	—	—%
Demetrius Nichele Macei	—	—%
José Paulo da Silva Filho	—	—%
Paulo Roberto Franceschi	—	—%
Veronica Gomes Vairo	736	—%

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 96

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
In 2023, we completed our transformation into a corporation with dispersed capital and without a controlling shareholder, following the secondary offering of shares held by the State of Paraná and the primary offering of new shares. Upon completion of the Base Offering, the State of Paraná reduced its voting share ownership.
Following the migration to Novo Mercado on December 22, 2025, our share capital is now R$ 12,831,618,938.25, consisting of 2,982,810,590 common shares without par value, and 1 special class of preferred share held exclusively by the State of Paraná.
As of December 31, 2025, the State of Paraná directly held 15.9% of the Common Shares. On December 31, 2025, BNDESPAR owned directly 21.99% of the Common Shares.
The following table sets forth certain information regarding the ownership of our Common Shares on March 31, 2026:

Shareholder	Common Shares
		(% of total)
State of Paraná	474,643,911	15.9%
BNDESPAR	589,807,810	19.8%
BlackRock	154,134,474	5.2%
Public Float - Traded as part of ADS(1)	100,654,469	3.4%
Public Float - Traded on the B3	1,643,334,180	55.1%
All directors and officers as a group with trading on B3(2)	662,894	—%
Public Float – Traded on Latibex	1,549,510	0.1%
Other(3)	5,962,943	0.2%
Treasury	12,723,294	0.4%
Total	2,982,810,590	100.0%

(1)Includes shares held through ADS.
(2)As of March 31, 2026, our directors and officers owned an aggregate of 733,823 Common Shares. None of our directors and officers holds more than 1% of our Common Shares.
(3)Shares held directly in the records of our registrar.
As of March 31, 2026, 19.16% of Common Shares were held by United States residents registered at B3 and ADSs listed on the NYSE represented 3.43% of Common Shares.
Golden Share
The Paraná State Law 22,272/2022, which allowed our transformation into a corporation with dispersed capital and without a controlling shareholder, created a special class of preferred share called the Golden Share, owned exclusively by the State of Paraná. The Golden Share grants the State of Paraná the power to veto decisions at our general meetings on certain issues, such as:
i)Approving and executing the Annual Investment Plan of Copel Distribuição S.A., if the investments from the 2021/2025 tariff cycle onwards do not reach at least twice the Regulatory Reinstatement Quota (“QRR”) for this cycle or in total until the end of the concession.
ii)Modifying our Bylaws to remove or alter:
a.the obligation to maintain our current name;
b.the obligation to maintain our headquarters in the State of Paraná;
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 97

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Share Dispersion Protection
Any shareholder or group of shareholders that directly or indirectly acquires common shares exceeding 25% of our voting capital must, if they do not reduce their holdings to below this threshold within 120 days, make a public offer to acquire all remaining common shares. This offer must be at a value at least 100% higher than the highest price of the common shares in the last 504 trading sessions prior to the date when the shareholder or group exceeded the limit, updated daily at the SELIC rate. However, this obligation does not apply to shareholders who, as of August 11, 2023, held more than the specified limit. It will apply if (1) their shareholding increases and exceeds 25% of the voting capital after a reduction, or (2) they acquire additional shares without reducing their shareholding below the set percentage and do not sell these within the specified period. For shareholders who acquire more than 50% of our voting capital and do not reduce their holdings to below this level within 120 days, a public offer must be made to acquire all remaining common shares. This offer must be at a value, at the minimum, 200% higher than the highest price of the common shares in the last 504 trading sessions before the date the limit is exceeded, updated daily at the SELIC rate.
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
Related party transactions are subject to specific governance rules regarding approval and disclosure pursuant to Brazilian Corporate Law and CVM and ANEEL regulations, as applicable, our Bylaws, our Related Party Transactions Policy (available at Copel investor relations website - https://ri.copel.com) and other internal policies.
The following summarizes the most significant transactions with our related parties. For more information, see Note 33 to our audited consolidated financial statements.
Transactions with entities with significant influence
BNDES and BNDESPAR
BNDESPAR, a wholly-owned subsidiary of BNDES, owns 21.99% of our Common Shares. BNDES has granted us loans to finance the construction of generation and transmission facilities and both BNDES and BNDESPAR have purchased debentures issued by Cutia, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel Wind Farms, which are our subsidiaries. As of December 31, 2025, we had an aggregate of R$ 1,180.1 million in outstanding net debt with BNDES and BNDESPAR under these financing transactions. For additional information, please see Notes 19 and 20 to our audited consolidated financial statements, as well as Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources. In addition, we had R$ 298.1 million recorded as dividends payable to the BNDESPAR as of December 31, 2025.
State of Paraná
As of December 31, 2025, we had R$ 0.3 million in receivables from the State of Paraná and R$ 215.7 million recorded as dividends payable to the State of Paraná.
Transactions with Joint Ventures and Affiliates
As of December 31, 2025, we had R$0.9 million in receivables with our Joint Ventures and Associates, referring to operation and maintenance services agreements and we had R$ 140.5 million recorded as dividends receivable from them.
Transactions with other related parties
Fundação Copel de Previdência e Assistência - Fundação Copel
Fundação Copel de Previdência e Assistência (“Fundação Copel”) is a closed pension fund sponsored by us and other entities that runs and operates benefit plans, welfare and social assistance. In 2025, we made payments to Fundação Copel consisting of rental and for expenditure on pension and welfare plans as disclosed in Notes 21 and 33 to our audited consolidated financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 98

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Others
As of December 31, 2025, we had balances receivable and payable from other related parties relating mainly to contracts for the provision of services, research and development, sale of energy and basic sanitation, as disclosed in Note 33 to our audited consolidated financial statements.
Transactions with key management staff
The fees and social security charges and the pension and healthcare plans expenses with the Management are disclosed in Notes 21.2 and 29.2 to our audited consolidated financial statements.
ITEM 8. FINANCIAL INFORMATION
See section Financial Information.
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
As of December 31, 2025, our provisions for legal claims in which the losses are rated probable were R$ 1,571.6 million (does not include the provision for allocation of PIS and COFINS credits of R$ 780.6 million referred to below in the item “Tax and Social Contribution Claims”). However, it is possible that some amounts actually paid are different from the estimates made in recognizing these provisions because of determinations of final judgments and/or liquidations of the award.
As of December 31, 2025, we estimated the value of R$ 2,390.2 million in claims against us for which no provisions have been made because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation, of which R$ 275.6 million correspond to labor claims, R$ 12.6 million to employee benefits, R$ 1,478.9 million to regulatory claims; R$ 216.1 million to civil claims; and R$ 407.0 million to tax claims. For more information, see Note 26 to our audited consolidated financial statements.
Tax and Social Contribution Claims
In the second half of 2010, two lawsuits were decided before the Federal Regional Court (Tribunal Regional Federal) in favor of the Brazilian government, reversing the prior judgment that recognized our immunity regarding the payment of COFINS tax. As a result, the Federal Internal Revenue Service (Receita Federal) issued an infraction notice demanding the payment of COFINS tax from the period between August 1995 and December 1996. As of December 31, 2025, we had provisioned R$ 114.7 million to cover expected losses related to these lawsuits.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 99

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Based on a final and unappealable decision in June 2020, in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. In June 2022, the Federal Government enacted Federal Law 14,385/2022, which defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the courts as undue. As a result of the law, the company recorded a provision that refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, based on the risk assessment carried out by our management and supported by the opinions of legal advisors. As of December 31, 2025, the provision recorded is R$ 780.6 million. On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Unconstitutionality Proceeding (“ADI”) with the Federal Supreme Court - “STF” questioning Law No. 14,385/2022, that was partially upheld on August 14, 2025, resulting in the confirmation of the constitutionality of this law. However, according to the decision published on December 10, 2025, it was also determined: (i) that the 10-year period be observed, counted from the date of the effective refund of the undue payment to the distributors or the final approval of the compensation made by them; (ii) that the deduction of taxes levied on the refund, as well as specific fees incurred by the concessionaires, be allowed for the purpose of obtaining the refund of the undue payment; and (iii) that the receipt in good faith of the excess amount by the consumer user shall not be subject to refund. Open issues remain to be discussed with the STF, in particular some contradictions between what was discussed during the trial by the Justices and what was stated in the decision regarding the application of the statute of limitations. In view of this, Abradee filed an appeal for clarification, which is why there are still issues that may be addressed by the STF in the context of ADI 7324. We continue to actively monitor the legal proceedings and any developments.
Additionally, we are party to other tax claims for which we have provisions totaling R$ 31.4 million as of December 31, 2025.
Labor Claims and Employee benefits
We are the defendant in several labor lawsuits filed by either current or past employees of ours, related to overtime claims, dangerous work conditions, relocation, and other matters, for which, as of December 31, 2025, we have provisions totaling R$ 287.2 million.
We also are party to labor claims filed by former retired employees against Fundação Copel de Previdência e Assistência, which could have financial impacts for us if additional contributions are deemed necessary. As of December 31, 2025, we have set aside provisions totaling R$ 31.2 million.
Regulatory
We are disputing certain regulatory and legal proceedings in connection with ANEEL’s allegations that we violated regulatory standards. As of December 31, 2025, we have provisions totaling R$ 13.9 million.
Additional Claims
We are party to several lawsuits brought by landowners whose land has been affected by our transmission and distributions lines for which, as of December 31, 2025, we had provisions totaling R$ 235.9 million.
We are party to several lawsuits related, mainly to accidents involving equipment used in our electricity transmission and distribution grids and actions involving billing, supposed irregular procedures, administrative contracts, and vehicle accidents. As of December 31, 2025, we have provisions totaling R$ 172.1 million reflecting the expected losses related to these lawsuits.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 100

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

In January 2019, the Federal Prosecution Office (Ministério Público Federal – “MPF”) filed criminal charges against us before the 2nd Federal Court of Sinop. The MPF alleges that our construction activities at the Colíder Hydroelectric Plant on the Teles Pires River, in the Municipality of Colíder, in May 2014, caused significant environmental pollution and the death of more than 50 tons of fish, characterizing an environmental crime. As a result, the MPF is seeking the imposition of a punitive fine for the alleged infraction. We presented our legal defense. Witnesses were heard, and documents and technical reports were submitted to the court record. Copel obtained a favorable judgment, which was appealed by the MPF; the appeal was dismissed by the Federal Regional Court (TRF). The MPF filed an appeal with the Superior Court of Justice (STJ), which remains pending judgment. The timeline for the judiciary’s final decision remains uncertain. We are committed to vigorously defending against this action, amounting to an environmental crime. As a consequence, the MPF is seeking a punitive fine for the alleged infraction. We have submitted our legal defense. Witnesses were heard and documents and technical reports were submitted. Copel received a favorable sentence, which was appealed by the MPF, pending judgment by the TRF.
Contingent liabilities and contingent consideration recorded in the business combination
As a result of the assets swap with Axia, detailed in Note 1.2 of our audited consolidated financial statements, the contingent consideration and contingent liabilities of the acquired interests (HPP Mauá and Mata de Santa Genebra) were recorded in our liabilities on the date of the business combination.
With regard to contingent liabilities, of the total of R$ 358.8 million from Mata de Santa Genebra recorded at the date of the business combination, R$ 322.8 million refers to regulatory proceedings with Aneel that mainly discuss events that exclude liability due to delays in the start of transmission line operations. Of the HPP Mauá total of R$ 299.2 million recorded at the date of the business combination, R$ 292.2 million refers to civil lawsuits, mainly of an environmental nature arising from the construction of the plant. For the liabilities of Mata de Santa Genebra and HPP Mauá, indemnifiable assets were recorded in proportion to Axia's share before the business combination. As of December 31, 2025, the contingent liabilities recorded in business combinations amounted to R$ 658.0 million.
The contingent consideration refers to litigation involving the HPP Colíder that already existed prior to the asset swap transaction with Axia. The amount recorded as contingent consideration totaled R$ 383.1 million, of which R$ 354.4 million referred to the liability exclusion action involving the dispute over the transmission system usage tariff (TUST) and monetary adjustment on energy values for the liability exclusion period. As a result of the preliminary injunction that excluded the period of delay in the HPP Colíder project from liability for the delivery of energy contracted in the Regulated Contracting Environment (“ACR”), the CCEE proceeded with the credit, valued at the PLD, of the energy previously backed to comply with the ACR contracts. However, if the lawsuit is unsuccessful, we will return the credited amounts, adjusted by the IGPM. These amounts had been disclosed as contingent liabilities until the date of the business combination. As of December 31, 2025, this provision totaled R$ 362.5 million.
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
In accordance with our dividends policy, the annual amount of dividend proceeds will be determined based on financial parameters established at the end of each fiscal year, according to the following criteria:
a) A minimum of 75% of the net profit, subject to item 1.7.2 and 1.7.3 below;
b) A target financial leverage index of 2.8x, as measured by the Net Debt/EBITDA ratio, with a tolerance range of 0.3x for more (3.1x) or less (2.5x) and convergence within 24 months on the center of the range.
In order to meet its investment strategy, strengthen its financial position, and/or adapt to adverse market changes, we, at the discretion of our Board of Directors, may distribute amounts lower than the minimum payment established in item 1.7.1(a), excluding the mandatory dividend.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 101

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

For the purposes of measuring financial leverage, Net Debt and EBITDA are defined as follows:
a) “Net Debt” is the sum of all our consolidated financial debts to individuals and/or legal entities, including loans and financing from third parties, issuance of fixed income securities, convertible or not into shares, in the local and/or international capital market, minus the sum of availabilities (cash and financial investments) and the differential for derivative transactions, adjusted according to financial covenants provided for in our debt instruments;
b) “EBITDA” is the consolidated profit for the fiscal year, before interest, taxes, depreciation, and amortization (EBITDA). Shall not be considered (i) Non-consolidated equity results from affiliates and jointly controlled companies, (ii) Other extraordinary and/or non-recurring expenses and revenues (iii) Recognized loss due to reduction in recoverable value and reversal (impairment), and (iv) Other operational items that do not constitute cash inflow and outflow and that impact Net Profit according to financial covenants provided for in our debt instruments.
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
On December 31, 2025, our legal reserve was R$ 1,900.5 million, or 14.8% of our share capital at that date.
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
Moreover, our net profits are also adjusted by adding the realization of amounts registered under “Equity Value Adjustments.” The account “Equity Value Adjustments” was created as a result of the first-time adoption of IFRS by us in 2010, which caused a fair value revaluation of certain fixed assets and the adoption of the fair value as its “deemed cost” at that date. The increase of the deemed cost of fixed assets led to an increase in depreciation costs. Thus, our management has decided to add to the adjusted net profits the realization of the “Equity Value Adjustments” in order to compensate for effects of the increased depreciation costs. As of December 31, 2025, our adjusted net profits used to calculate our dividends was increased by R$ 42.6 million as a result of the deemed cost realization in the this fiscal year.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 102

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
The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity for the periods indicated.

Year	Payment date	Distribution (R$ thousands)	Payment per share (R$)
			Common	Preferred A	Preferred B	UNIT
2024	Nov 2024	283,000	0.08981113	0.09879225	0.09879225	—
2024	Nov 2024	202,111	0.06414087	0.07055498	0.07055498	—
2024	Dez 2024	485,112	0.15395195	0.16934727	0.16934727	—
profit reserves	Dez 2024	114,888	0.03646027	0.04010632	0.04010632	—
profit reserves	May 2025	577,570	0.18364410	0.20200864	0.20200864	—
2024	May 2025	672,454	0.21381346	0.23519481	0.23519481	—
2025	Jan 2026	1,100,000	0.37036160091	—	—	—
profit reserves	until Jun 2026 (*)	1,350,000	0.45453469202	—	—	—

*approval of the date by resolution of the AGM

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 103

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

The table below sets forth the cash distributions we paid/will pay as dividends and as interest on equity, converted to US$ based on the exchange rate at year-end, for the periods indicated.

Year	Payment date	Distribution (US$ thousands)	Payment per share (US$)
			Common	Preferred A	Preferred B	Unit
2024(1)	Nov 2024	45,702	0.01450368	0.01595405	0.01595405	—
2024(1)	Nov 2024	32,639	0.01035817	0.01139399	0.01139399	—
2024(1)	Dec 2024	78,341	0.02486184	0.02734804	0.02734804	—
profit reserves(1)	Dec 2024	18,553	0.00588800	0.00647681	0.00647681	—
profit reserves(1)	May 2025	93,272	0.02965685	0.03262255	0.03262255	—
2024(1)	May 2025	108,595	0.03452892	0.03798182	0.03798182	—
2025(2)	Jan 2026	199,913	0.06730910165	—	—	—
profit reserves(2)	until Jun 2026 (*)	245,347	0.08260662475	—	—	—

*approval of the date by resolution of the AGM
(1)US$ based on the exchange rate of 12/31/2024, R$ 6.1923
(2)US$ based on the exchange rate of 12/31/2025, R$ 5.5024
ITEM 9. THE OFFER AND LISTING
The principal trading market for our shares is B3. Our common shares trade on B3 under the ticker “CPLE3”. As of March 31, 2026, approximately 330,074 shareholders held our CPLE3 shares.
In the United States, our shares are traded in the form of ADSs, issued by the depositary pursuant to the deposit agreement among us, the depositary, the registered holders and beneficial owners of ADSs from time to time. Our ADSs, each representing 4 common shares, trade on the NYSE under the ticker “ELPC.”
Following our migration to the Novo Mercado segment, our share capital consists exclusively of common shares and one Golden Share, and only common shares are eligible for trading on B3 and other markets.
Our shares are also listed on Latibex, and trade under the ticker “XCOPO”.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 104

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Except as described in this section, our Bylaws do not contain provisions addressing the duties, authority, or liabilities of directors and management, which are instead established by Brazilian Corporate Law.
Qualification of Board of Directors
The current composition of the Board of Directors, for the 2025-2027 biennium, is made up of 7 to 9 members, of which: one elected by the holders of preferred shares; and up to eight elected by the holders of common shares. Following our migration to Novo Mercado and the conversion of all preferred shares into common shares, starting in the 2027-2029 biennium, all the members of the Board of Directors will be elected by Common Shares holders.
Limitations on Directors’ Powers
Under Brazilian Corporate Law and our Related Parties Transactions Policy, if a director or an executive officer has a conflict of interest with us in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the Executive Board related to that transaction, and must disclose the nature and extent of the conflict of interest for transcription in the minutes of the meeting. A director or an executive officer may not transact any business with a company, including accepting any loans, except on reasonable and fair terms for us and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. According to our Bylaws, shareholders set the aggregate compensation payable to directors, executive officers, and members of the Fiscal Council. For more information, see “Item 6. Directors, Senior Management and Employees.” Our Bylaws do not establish any mandatory retirement age limits.
Board of Directors and Executive Board
According to our Bylaws, we are managed by a Board of Directors, currently composed of nine members and an Executive Board, composed of 9 members.
Our Board of Directors ordinarily meets nine times a year and is responsible, among other things, for: (i) establishing our corporate strategy; (ii) defining the general orientation of our business; (iii) defining the responsibilities of members of our Executive Board; and (iv) electing the members of our Executive Board.
Our Executive Board meets every two weeks and is responsible for our daily management. Each Executive Officer also has individual responsibilities established by our Bylaws.
The members of our Board of Directors, of our Executive Board, our Fiscal Council and of our statutory committees shall be liable for any loss or damages resulting from the performance of their duties, in compliance with the applicable law. Notwithstanding, we shall ensure, provided no conflict with our own interests arises, legal assistance for members or former members of statutory bodies in judicial and administrative proceedings brought by third parties, during or after their term of office, for the performance of the duties of their office, in accordance with the terms and provisions of our Bylaws.
For further information, see “Item 6. “Directors, Senior Management and Employees—Board of Directors and —Executive Board.”
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 105

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Right of Withdrawal
Our common shares are not redeemable, except that under certain circumstances provided for in Brazilian Corporate Law, a dissenting shareholder has the right to withdraw their equity interest from us and receive reimbursement. According to Article 98 of our Bylaws, the amount to be paid by us for the reimbursement of shares held by shareholders who have exercised their right of withdrawal, in cases authorized by law, shall correspond to the book value per share, determined based on the last set of financial statements approved by the general assembly. Shareholders may also request a special balance sheet in cases provided for in Article 45 of the Brazilian Corporate Law.
This right of withdrawal arises if any of the following matters are decided upon at a shareholders’ meeting:
•creation of Preferred Shares, unless such action is provided for in or authorized by our Bylaws, which, as of the this date, is not the case;
•reduction of the mandatory dividend;
•consolidation or merger into another company;
•participation in a group of companies (grupo de sociedades), as defined by Brazilian Corporate Law;
•the transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
•changes to our corporate purpose; or
•a spin-off that results in (a) a change to our corporate purpose (unless the spin-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (b) a reduction in any mandatory dividend; or (c) any participation in a group of companies.
The right of withdrawal also arises if a spin-off or merger occurs but the new company fails to register as a public stock corporation (and, if applicable, fails to list its shares on the stock exchange) within 120 days of the date of the shareholders’ meeting that approved the spin-off or merger.
Voting Rights
In accordance with the rules of the Novo Mercado, our share capital is now composed exclusively of common shares and one Golden Share, and each common share entitles its holder to one vote. Holders of ADSs may exercise their voting rights through the underlying common shares represented by their ADSs, in accordance with the procedures established by the depositary.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 106

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
Changes in Rights of Shareholders
A General Meeting of Shareholders must be held whenever we intend to change the rights of holders of our common shares. Under Brazilian Corporate Law the proposed changes must be approved by a majority of the class of shareholders that would be affected.
Regulation of and Restrictions on Foreign Investors
Foreign investors face no legal restrictions barring them from holding Common Shares, or ADSs.
The ability to convert into foreign currency dividend payments and proceeds from the sale of Common Shares or from the exercise of preemptive rights, and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Brazilian Central Bank. Any foreign investor who registers with the CVM in accordance with Resolution No. 4,373 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.
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
Arbitration
As provided for in our Bylaws, we, our shareholders, directors, officers and members of the Fiscal Council shall resolve through arbitration any dispute or conflict that may arise between them, regarding, among others, the application, validity, effectiveness, interpretation, violation and corresponding effects of the provisions of our Bylaws, of the current applicable law, of the rules applicable to the capital markets in general, as well as those of the regulation of the Novo Mercado, of the Novo Mercado, participation contract, and of the Sanctions and the Arbitration Regulations of the B3 Market Arbitration Chamber.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 107

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

MATERIAL CONTRACTS
For information concerning our material contracts, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”
EXCHANGE CONTROLS
The ownership of Common Shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law, as described below.
The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Itaú Unibanco S.A., as custodian for the Common Shares represented by ADSs (“Custodian”), or holders who have exchanged ADSs for Common Shares from converting dividends, distributions or the proceeds from any sale of such Common Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Common Shares underlying the ADSs.
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
The Annex II Regulations provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Prior to the issuance of the ADSs, the ADS program was approved by the Brazilian Central Bank and the CVM under the Annex V to CMN Resolution No. 2,689, which allowed Brazilian companies to issue depositary receipts in foreign exchange markets and was in force by the time the ADSs were issued. Depositary receipts are currently governed by Resolution No. 4,373. The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls and should not be subject to taxation in Brazil. The withdrawal and the disposal of Common Shares upon cancellation of ADS will be subject to taxation in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains Outside Brazil.”
An electronic registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to this electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Common Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Common Shares, such holder must seek to obtain its own electronic registration with the Brazilian Central Bank.
Pursuant to Resolution No. 4,373, the withdrawal of Common Shares upon cancellation of ADSs may require simultaneous exchange transactions in the event the investor decides not to dispose of those Common Shares. The simultaneous exchange transactions may be required in order to obtain a certificate of registration of Common Shares with the Brazilian Central Bank. This transaction will be subject to tax in Brazil. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 108

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Thereafter, any holder of Common Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Common Shares, unless such holder obtains his own electronic registration. A holder that obtains an electronic registration may be subject to less favorable Brazilian tax treatment than a holder of ADSs. For more information, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”
TAXATION
The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares, or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares, or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Common Shares, or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, or ADSs.
Although there is at present no income tax treaty between Brazil and the United States to avoid double taxation, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares, or ADSs. The countries have entered into a Tax Information Exchange Agreement (“TIEA”) enacted in Brazil through Decree No. 8,003/2013. This agreement allows for the exchange of tax-related information between the two jurisdictions upon specific request. Additionally, Brazil recognizes reciprocity in tax matters pursuant to Section 1, Paragraphs 2 and 3 of Normative Ruling No. 208/2002 and Declaratory Act No. 28/2000.Prospective holders of Common Shares, or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, or ADSs in their particular circumstances.
Brazilian Tax Considerations
The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Common Shares, or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). It is based on Brazilian law currently in effect, which is subject to differing interpretations and changes that may apply retroactively. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of investing in Common Shares, or ADSs.
Taxation of Dividends
On November 26, 2025, Law No. 15,270 (“Law No. 15,270/2025”), was enacted, introducing dividend taxation whenever paid, credited, delivered, employed or remitted to a beneficiary resident or domiciled abroad. According to this law, as from January 1st, 2026, dividend payments are subject to 10% withholding income tax. So, dividends paid by a Brazilian corporation, such as Copel, to a Non-Brazilian Holder of shares are currently subject to a 10% withholding income tax.
Law No. 15,270/2025 provides specific exceptions, which remain not subject to withholding income tax. In particular, dividends from profits derived until 2025 should not be subject to taxation, provided that (i) their distribution is approved by December 31, 2025, and (ii) they are due and payable under applicable civil or corporate law, and are paid, credited or delivered under the terms originally provided in the relevant corporate act. Also, dividends are not subject to taxation whenever paid, credited, delivered, employed or remitted to (i) foreign governments, provided that reciprocal treatment is granted to the income derived in the jurisdiction by the Brazilian Government, (ii) sovereign wealth funds (as defined in applicable law), and (iii) certain foreign pension entities (as further defined in future regulation).
Law No. 15,270/2025 provided a tax credit mechanism to non-residents whenever the sum of the effective corporate taxation on the distributed profits of the Brazilian company and the 10% withholding income tax on dividends payments exceeds the combined nominal rates of Brazilian corporate income tax and social contribution on net profits (34%, 40% or 45%, as applicable). The procedures for the tax credit are subject to specific and future regulations.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 109

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
As of January 1, 2024, Law No. 14,789/2023 introduced certain amendments to the methodology for calculating interest on equity, most notably with respect to the equity accounts to be considered for purposes of applying TJLP. Accordingly, the calculation must take into account the following accounts: (i) paid-in capital; (ii) capital reserves arising from share issuance; (iii) profit reserves (excluding tax incentive reserves); (iv) treasury shares; and (v) retained earnings and accumulated losses.
Distributions of interest on equity paid to Brazilian and Non-Brazilian Holders of Common Shares, including payments to the Depositary in respect of Common Shares underlying ADSs, are deductible by us for Brazilian corporate income tax and social contribution on net profits purposes as far as the limits above described are observed.
As from January 1, 2026, such payments to shareholders are subject to Brazilian withholding income tax at the rate of 17.5%, except for payments to shareholders situated in tax haven jurisdictions (that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 17% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment or the beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder – “Tax Haven Holder”), which payments are subject to withholding income tax at a 25.0% rate. The list of tax haven jurisdictions is currently provided in Normative Ruling No. 1,037, as amended. These payments may be included, at their net value, as part of any mandatory dividend. To the extent that payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.
Taxation of Gains Outside Brazil
According to Law No. 10,833 of December 29, 2003, as amended (“Law No. 10,833/2003”), capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to Brazilian residents, are subject to taxation in Brazil. In this sense, if the Common Shares are disposed of by a Non-Brazilian Holder, as they are defined as assets located in Brazil, such holder will be subject to income tax on the gains realized, following the rules described below, whether the disposition is conducted in Brazil or abroad and whether with a Brazilian resident or not.
A disposition of Common Shares can occur abroad if an investor decides to cancel its investment in ADSs and register the underlying Common Shares as a direct foreign investment under Law No. 4,131. Any capital gain arising from sales or other dispositions of Common Shares outside Brazil would be subject to Brazilian income tax at the rates that range from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% on gains not exceeding R$ 5,000,000.00; (ii) 17.5% on gains that exceed R$ 5,000,000.00 and do not exceed R$ 10,000,000.00; (iii) 20% on gains that exceed R$ 10,000,000.00 and do not exceed R$ 30,000,000.00; and (iv) 22.5% on gains exceeding R$ 30,000,000.00 or, if the investor is a Tax Haven Holder, 25.0%, which should be withheld by the purchaser of the Common Shares outside Brazil or its attorney-in-fact in Brazil.
Regarding ADSs, although the matter is not free from doubt, the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder should not be taxed in Brazil, based on the theory that ADSs do not constitute assets located in Brazil for purposes of Law No. 10,833/2003. However, we cannot assure you that Brazilian courts would adopt this theory. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or possibly even to a Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 110

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Taxation of Gains in Brazil
For purposes of Brazilian taxation, the income tax rules on gains related to disposition of Common Shares vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.
Currently, capital gains realized by Non-Brazilian Holders on a sale or disposition of shares carried out on the stock exchange (including the organized over-the-counter market) are:
1.exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank of Brazil under the rules established by the Brazilian Monetary Council (a “Portfolio Holder”), and (2) is not a Tax Haven Holder;
2.subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a Portfolio Holder and (2) is not a Tax Haven Holder; or (B) a Non-Brazilian Holder that (1) is a Portfolio Holder, and (2) is a Tax Haven Holder; or
3.subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that (1) is not a Portfolio Holder, and (2) is a Tax Haven Holder.
Any other gains realized on a disposition of the Common Shares that is not carried out on the Brazilian stock exchange are:
1.subject to income tax at the rate of 15%, when realized by a Non-Brazilian Holder that (i) is a Portfolio Holder; and (ii) is not a Tax Haven Holder, although different interpretations may be raised to sustain the application of the progressive rates ranging from 15% to 22.5%;
2.subject to income tax at the progressive rates ranging from 15% to 22.5%, when realized by a Non-Brazilian Holder that is not a Portfolio Holder and is not a Tax Haven Holder; and
3.subject to income tax at the rate of 25.0%, when realized by a Tax Haven Holder who are subject to an income tax rate of 25.0%.
There can be no assurance that the current preferential treatment for Portfolio Holders will continue in the future.
If these gains are related to transactions conducted on the Brazilian non-organized, over-the-counter market, through an intermediary, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain. Such withholding does not apply to a Portfolio Holder that is not a Tax Haven Holder.
The deposit of Common Shares in exchange for the ADSs may be subject to Brazilian income tax. In this case, the difference between the acquisition cost and the market price of the Common Shares would be subject to income tax at the rates above. There may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a Portfolio Holder (other than Tax Haven Holders), which should not be subject to income tax in such a transaction.
The withdrawal of Common Shares upon cancellation of ADSs should not be subject to Brazilian income tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Brazilian Central Bank.
In the case of redemption of the Common Shares or ADSs or capital reduction by a Brazilian corporation, with subsequent withdrawal of the ADSs, such as our company, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the progressive rates ranging from 15.0% to 22.5% or 25.0%, as the case may be.
Any exercise of preemptive rights relating to the Common Shares, or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights will be subject to the same tax treatment applicable to disposition of Common Shares.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 111

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Other Brazilian Taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares, or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. In this regard, it is important to highlight the Tax on Donations and Inheritance (“ITCMD”), a state tax levied at rates that may vary depending on the competent state, but subject to a current maximum rate of 8%. It is worth noting that, in the judgment of Extraordinary Appeal No. 851,108 (Theme 825), the Brazilian Supreme Court held that, in the absence of a federal supplementary law, Brazilian states are not constitutionally authorized to impose ITCMD in cases where: (i) the donor is domiciled abroad, or (ii) the deceased was domiciled or resident abroad, held assets abroad, or had estate proceedings initiated outside Brazil. However, Complementary Law No. 227, dated January 13, 2026 (“Complementary Law No. 227/2026”), has since been enacted and instituted general rules relating to ITCMD, including rules for cases involving cross-border transactions.
In addition, the tax reform on consumption introduced by Constitutional Amendment No. 132 (“EC 132/2023”) and further regulated by Complementary Law No. 227/2026 brought certain changes to the ITCMD framework, including: the introduction of progressive rates, the imposition of the tax on transactions between related parties that may be construed as donations and the establishment of specific rules for determining the tax basis of certain assets (e.g., equity interest based on market value). Legislative initiatives to revise the current maximum rate and the structure of ITCMD rates have been presented in the Senate, but no such change has been approved to date.
There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Common Shares, or ADSs.
Pursuant to Decree No. 6,306 of December 14, 2007 (“Decree No. 6,306/2007”), a tax on foreign exchange transactions (“IOF/Exchange”) may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or vice-versa. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38% for the inflow of funds and 3.5% for the outflow of funds, except for: (i) foreign exchange transactions for the inflow and outflow of funds related to investments in variable income effectuated by a Non-Brazilian Holder in the Brazilian financial and capital market, in which case the rate is 0%; and (ii) payment of dividends, and interest on shareholders’ equity related to the investment mentioned under item (i) above, in which case the rate is zero. Nonetheless, the Brazilian government may increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.
Pursuant to Decree No 6,306/2007, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian stock, futures and commodities exchanges. The rate of IOF/Bonds applicable to transactions involving common shares is currently zero if the redemption, transfer or renegotiation occurs after 30 days of their acquisition. As from December 24, 2013, the IOF/Bonds levies at a rate of zero percent on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.
U.S. Federal Income Tax Considerations
The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of Common Shares, or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of Common Shares, or ADSs. This summary applies only to purchasers of Common Shares, or ADSs who will hold the Common Shares, or ADSs as capital assets and does not apply to special classes of holders such as brokers or dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares by vote or value (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Common Shares, or ADSs on a mark-to-market basis, regulated investment companies, partnerships or other pass-through entities (or partners or members therein), insurance companies, U.S. expatriates, and persons holding Common Shares, or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. Moreover, this summary does not address the Medicare tax on net investment income or the tax consequences to U.S. holders of acquiring, owning or disposing of Common Shares, or ADSs under any U.S. federal estate or gift, state, local or foreign taxes.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 112

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Each holder is encouraged to consult such holder’s tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Common Shares, or ADSs.
In this discussion, references to a “U.S. holder” are to a beneficial holder of a Common Shares, or an ADS that is (i) an individual citizen or resident of the United States of America, (ii) a corporation, or any other entity taxable as a corporation, organized under the laws of the United States of America, any state thereof, or the District of Columbia, or (iii) otherwise subject to U.S. federal income taxation on a net basis with respect to the Common Shares, or ADSs.
For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs will generally be treated as owners of the Common Shares or represented by such ADSs.
Taxation of Distributions
A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of Common Shares).
We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purpose.
If you are a U.S. holder, the amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of Common Shares). If the custodian (or U.S. holder in the case of a holder of Common Shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.
The U.S. dollar amount of dividends received by an individual, with respect to the ADSs, will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2026 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the Common Shares will be treated as qualified dividends, because the Common Shares themselves are not listed on a U.S. exchange. Holders of ADSs, Common Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 113

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Subject to generally applicable limitations and conditions, Brazilian withholding tax on dividends with respect to Common Shares, or ADSs that is paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian withholding tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For U.S. holders that do elect to claim foreign tax credits, dividend distributions will constitute income from sources without the United States and generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes involve the application of complex rules and also vary depending upon on a U.S. holder’s particular circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.
Distributions of additional shares to holders with respect to their Common Shares, or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.
Holders of Common Shares, or ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. Holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to Common Shares, or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.
Taxation of Capital Gains
Upon the sale or other taxable disposition of the Common Shares, or ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the Common Shares, or ADSs (including the gross amount of the proceeds before the deduction of any Brazilian tax) and the U.S. holder’s tax basis in the Common Shares, or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if the Common Shares, or ADSs has been held for more than one year on the date of the disposition. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at preferential rates. Capital losses may be deducted from taxable income, subject to certain limitations.
A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the Common Shares, or ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Common Shares, or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Common Shares, or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares, or ADSs and any Brazilian tax imposed on such sale or disposition.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 114

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Common Shares, or ADSs unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.
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
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Common Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
ITEM 12A. DEBT SECURITIES
Not applicable.
ITEM 12B. WARRANTS AND RIGHTS
Not applicable.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 115

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 12C. OTHER SECURITIES
Not applicable.
ITEM 12D. AMERICAN DEPOSITARY SHARES
In the United States, our shares trade in the form of ADSs. Common Share ADS represents four Common Shares each. Our ADSs were issued by The Bank of New York Mellon (or the Depositary) pursuant to the Deposit Agreement for Common Share ADSs. The Common Share ADSs trade under the ticker “ELPC”. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The Depositary is located at 240 Greenwich Street, New York, NY 10286.
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
ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	US$5.00 or less per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 or less per 100 ADSs (or portion thereof)
Distribution of cash dividends or other cash distribution	US$ 0.05 or less per ADS
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs
Depositary services	US$ 0.05 (or less) per ADSs per calendar year
Transfer and registration of shares on the Depositary’s share register or a foreign registrar’s to or from the name of the Depositary or its agent when the holder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (except when expressly provided for in the respective deposit agreement)	Expenses of the Depositary
Converting foreign currency to U.S. dollars	Expenses of the Depositary
Taxes and other governmental charges the Depositary or the custodian are required to pay on any ADS or share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Any other charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary
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
None.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 116

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 15. CONTROL AND PROCEDURES
2025 Fiscal Year
Disclosure Controls and Procedures, and Report on Internal Control over Financial Reporting
(a) Disclosure Control and Procedures
We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in providing reasonable assurance that information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.
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
Rules 13a-15(f) and 15d-15(f) under the Exchange Act define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that (1) refer to record keeping that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of financial statements in accordance with generally accepted accounting principles, and that Company’s receipts and expenses are being made only with authorization from Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the audited consolidated financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any assessment of effectiveness for future periods are subject to numerous risks, including that controls may become inadequate due to changes in conditions.
Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2025, based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on such assessments and criteria, management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective.
Our independent registered public accounting firm has examined the effectiveness of our internal control over financial reporting, as indicated in the report included in this document.
(c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm. Their integrated report is included in our audited consolidated financial statements included in this Form 20-F.
(d) Changes in Internal Control on Financial Reporting
Our management has not identified any other changes in its internal controls over financial disclosure reporting during the year ended December 31, 2025 that have significantly affected, or is reasonably likely to materially affect, its internal control over financial reporting.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 117

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
On May 08, 2025, our Board of Directors reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that Mr. Carlos Biedermann is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F and satisfied the requirements of independence of Rule 10A-3 under the Securities Exchange Act. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”
ITEM 16B. CODE OF ETHICS
Our code of ethics, called “Code of Conduct,” was adopted for the first time in 2003. Over the years, the document has been revised to adapt it to our reality. The current version of the Code of Conduct was approved on October 15, 2025 by the Board of Directors.
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
Our Code is available on our website (ri.copel.com/en) and copies can also be mailed upon written request to the address ri@copel.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
PricewaterhouseCoopers Auditores Independentes Ltda., PCAOB ID No. 1351 and located in Curitiba, Brazil, acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and December 31, 2024. Deloitte Touche Tohmatsu Auditores Independentes Ltda., PCAOB ID No. 1045, acted as our independent registered public accounting firm for the fiscal year ended December 31, 2023.
The following table sets forth the total amount billed to independent registered public accounting firms for services performed in 2025 and 2024, with a breakdown of these amounts by category of service.

Billed	2025	2024
	(R$ million)
PricewaterhouseCoopers Auditores Independentes Ltda
Audit fees	6.8	4.4
Audit-related fees	0.3	0.2
Deloitte Touche Tohmatsu Auditores Independentes Ltda
Audit fees	0.2	2.5
Audit-related fees	—	0.1
Tax fees	—	0.1
Total	7.3	7.3
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 118

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Tax Fees
Tax fees are fees billed for the review of fiscal and tax procedures, including the examination of the procedures in force for the calculation, retention, registration, control, collection, recovery and accounting of taxes, including ancillary obligations.
Audit Committee Pre-Approval Policies and Procedures
When hiring other services from our external auditors, our practice provides for prior analysis by the Audit Committee of the Board of Directors, which must consider in this assessment whether a relationship or service provided by an independent auditor: (i) creates conflicting interests with your audit client; (ii) puts them in a position to audit their own work; (iii) results in acting as a manager or as an employee of the audit client; or (iv) puts them in a position of attorney for the audit client.
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
For more information regarding our Board of Directors and Audit Committee, see “Item 6. Directors, Senior Management and Employees.”
ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Absent an exemption, a listed company must establish an audit committee composed of independent members of the board of directors that meets specified independence requirements set forth in Rule 10A-3 under the Securities Exchange Act. We rely on our Audit Committee, established pursuant to CVM Resolution No. 23/2021 to meet the exemption requirements under paragraph (c)(3) of Rule 10A-3. Under our Bylaws and the Audit Committee’s charter, (i) our Audit Committee shall have three to five members, (ii) a majority of its members must comply with the independence requirements of our Bylaws, (iii) at least one member must be an independent member of our Board of Directors, (iv) at least one member must not be a member of our Board of Directors and (v) at least one member must be must satisfy accounting / financial expertise requirements.
Currently, our Audit Committee is composed of three members. Mr. Marco Antonio Barbosa Cândido, Mr. Carlos Biedermann and Mr. Pedro Franco Sales. Mr. Carlos Biedermann is characterized as an external member and financial expert. For more information regarding our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Share Buyback Program
On November 25, 2024, our Board of Directors approved the creation of the first Share Buyback Program for Common and Preferred Class B Shares, with the aim of keeping them in treasury, canceling them or selling them, without reducing our share capital, as well as complying with the Performance Shares plan.
On December 2024, we bought 2,623,800 common shares and 3,074,600 preferred shares, amounting to 5,698,400 shares, through B3 at market price. The total amount paid for the shares was R$ 50,044 thousand, which is shown as a reduction in Equity.
On January 2025, we bought 3,544,700 common shares and 4,278,300 preferred shares, amounting to 7,823,000 shares, through B3 at market price. The total amount paid for the shares was R$ 70,046 thousand.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 119

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Period	Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Plan (¹)	Maximum Number of Shares that May Yet Be Purchased under the Plan (²)
Dec/24
Common shares	2,623,800	8,28119	2,623,800	127,350,559
Preferred Class B (²)	3,074,600	8.66224	3,074,600	—
Jan/25
Common shares	3,544,700	8.52489	3,544,700	123,805,859
Preferred Class B (²)	4,278,300	9.42410	4,278,300	—

(1) All shares acquired by the company as part of the share buyback program
(2) With the migration to the Novo Mercado on December 22, 2025, the preferred shares were converted into common shares
During fiscal year 2025, we transferred treasury shares to its executives under the ILP program. In addition, as a result of our migration to the Novo Mercado segment:
• Shareholders holding 738 preferred shares exercised their withdrawal rights on December 19, 2025;
• All preferred shares were converted into common shares on December 22, 2025
The Company currently has 12,740,266 common shares in treasury.
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE

Section	NYSE Listed Companies Manual	Compliance with NYSE Corporate Governance Standards at COPEL

Director Independence

303A.01	Listed companies must have a majority of independent directors.
According to our Bylaws, the majority of the members of the Board of Directors must be independent, as determined by our shareholders. Independence must be deliberated and recorded in the minutes of the General Meeting that elects the members of the Board of Directors, in accordance Article 20, Paragraph 4, Item I of our bylaws, Article 17 of the Novo Mercado Regulations, and Article 7, Annex K of RCVM 80/2022. Currently, 8 out of the 9 members of the Board of Directors are independent in accordance with applicable legislation.

303A.03
To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Our Chief Executive Officer is not a member of the Board of Directors. Our non-executive directors regularly hold executive sessions without management, which are usually scheduled to take place at the end of each Board meeting.

Nominating/Corporate Governance Committee

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with written rules covering certain specified minimum duties.
We have a permanent statutory committee, the People Committee, responsible for monitoring the nomination and evaluation processes applicable to our management, the members of our Board of Directors, the Fiscal Council, as well as the advisory committees of the Board of Directors. The People Committee is currently composed of three independent members elected by the Board of Directors and has its own Rules of Procedure with specific chapters on its powers and duties, as well as responsibilities and obligations.

Compensation Committee

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 120

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Section	NYSE Listed Companies Manual	Compliance with NYSE Corporate Governance Standards at COPEL

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with written rules covering certain specified minimum duties.
We have a permanent statutory committee, the People Committee, whose role is to advise the Board of Directors, which develops and monitors the compensation strategy for managers, members of advisory committees, and fiscal council members. The People Committee currently consists of three independent members elected by the Board of Directors and has its own Rules of Procedure with specific chapters on its powers and duties, as well as responsibilities and obligations.

Audit Committee

303A.06 303A.07
A listed company must have an audit committee with a minimum of three (3) independent directors who satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act, with a written rules covering certain specified minimum duties.

We have a statutory Audit Committee, an independent, advisory and permanent body that provides advice to the Board of Directors. Its responsibilities, duties, powers, and duties are established in specific Rules of Procedure, in accordance with Brazilian and US legislation, including the provisions of the Sarbanes-Oxley Act; SEC and NYSE Best Practice Rules. The statutory Audit Committee complies with the exemption requirements of Regulation 10A-3,(c)(3) and is currently composed of three independent members.

Equity Compensation Plans

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
According to Federal Law No. 6,404/1976 - Brazilian Corporate Law, in its Article 152, shareholder approval at a General Meeting is required for the adoption of any stock-based compensation plans and relevant revisions thereto.

Corporate Governance Guidelines

303A.09	A listed company must adopt and disclose corporate governance guidelines.
We comply with the requirements established for companies listed on the Novo Mercado. In addition, we adopt the Code of Best Corporate Governance Practices of IBGC and the Brazilian Code of Corporate Governance.

Code of Ethics for Directors, Officers and Employees

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have a Code of Conduct consisting of a set of rules that guide the actions of all employees, administrators (members of the Board of Directors and Executive Officers), members of the Fiscal Council and committees, interns, apprentices, suppliers, service providers, contractors, and other parties who have a relationship with us or who perform activities on our behalf and on behalf of our wholly-owned subsidiaries and controlled companies. All of these individuals are responsible for complying with the provisions of the code and applying its content within their respective roles, in addition to promoting the dissemination, understanding, and integration of this document.

Certification Requirements

303A.12
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. They must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A. Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Our CEO will promptly notify the NYSE in writing after any of our executive officer’s become aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules and will also certify if he is not aware of any violation by the listed company of NYSE corporate governance listing standards.
We submit an Annual Written Affirmation to the NYSE each year and will submit an interim Written Affirmation when necessary.

Recovery Policy

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 121

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Section	NYSE Listed Companies Manual	Compliance with NYSE Corporate Governance Standards at COPEL

303A.14
Each listed issuer must adopt the recovery policy required by Section 303A.14. Each listed issuer must comply with its recovery policy for all incentive-based compensation received by executive officers. Each listed issuer must provide the required disclosures in the applicable SEC filings.
We adopts a Clawback Policy (NPC 0315 Nomination, Compensation, and Annual Performance Review Policy) that meets the requirements of Section 303A.14 of the NYSE Listed Company Manual.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Establishing guidelines to be observed and followed regarding additional rules to those provided for in Brazilian Federal Law No. 6,404/1976 and Brazilian SEC (CVM) Resolution No. 44/2021, which cover the business carried out by us, by direct or indirect controlling shareholders, when applicable, executive directors, members of the board of directors, of the fiscal council and of any bodies with technical or advisory functions, created by statutory provision, referred to herein, by the related persons, with regard to the trading of securities issued by us.
For further information on our insider trading policies and procedures, see Exhibit 11 to this annual report.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
Cybersecurity has been identified as one of the most significant risks in today’s business environment, and we have classified it as such within our risk management framework. Our Risk Management Policy provides an integrated vision of managing this risk, with strategies and performance monitoring regularly reported to the statutory Audit Committee and the Board of Directors, which oversee our risk management efforts. Our risk management processes are independently audited to comply with the Sarbanes-Oxley Act. These rules apply to our Group Divisions, wholly owned and controlled subsidiaries, and are recommended for entities we jointly control, affiliates, and other investments.
Our comprehensive cybersecurity risk management program is designed to safeguard the integrity of our information and maintain the resilience of our cyber environment. It includes the following measures:
•Conforming our cyber practices to internationally recognized best practice standards, aligned to the National Institute of Standards and Technology Cybersecurity Framework (NIST-CSF 2.0), including the Govern function and the core functions Identify, Protect, Detect, Respond, and Recover.
•Utilizing material components in our cybersecurity framework, such as multifactor authentication, identity governance and administration, privileged access management, network firewalls, web application firewalls, antivirus, endpoint detection and response, vulnerability assessment/management, external offensive security testing and penetration testing, threat intelligence services, security awareness training platform and Security Operations Center (24/7).
•Involving a cross-functional team responsible for day-to-day cybersecurity matters including Information Security, Privacy, Legal, Compliance, Audit, Human Resources, and Corporate teams.
•Conducting annual cybersecurity awareness training for employees, interns, contractors and executive management team involved in our systems using a security awareness training platform that includes regular phishing testing with additional reinforcement training if necessary.
•Maintaining a robust incident response plan that defines our crisis communication team with representatives from IT, Legal, Compliance, Investor Relations, Marketing, Data Protection Officer and business areas, responsible for internal communications, including reports to corporate governance structure (the Board of Directors, advisory bodies and Executive Board), and the conduct of external communications to relevant stakeholders.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 122

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

•Regularly reviewing, testing, updating and approving cybersecurity processes by conducting penetration testing, external offensive security testing, vulnerability scanning and attack simulation.
•Participating in broader industry initiatives and organizations to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities.
We also engage specialized cybersecurity and information security consulting and auditing firms to evaluate the structure and test the effectiveness of our processes, and provide training. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks from our association with our use of third-party service providers.
Our Information and Cybersecurity Policy outlines the key strategies we follow to safeguard our corporate information and other assets and ensure the ongoing operation of our business. Additionally, our Privacy and Data Protection Policy governs how we collect, use, and share information obtained through our websites, and adheres to LGPD.
In 2025, our business strategy, results of operations and financial condition were not materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.
Governance
Board of Directors
The Cybersecurity and Information Security Committee (“CSCI”) is an auxiliary non-statutory body to the Board of Directors created to provide direction and strategic definitions related to support, processes and compliance for cybersecurity and information security with balanced consideration of controls, business, and information technology areas.
It also aims to contribute to ensuring that we are led by principles that are in line with our corporate governance values, with guidelines that impact all interested parties.
The current format of the CSCI was approved by the Board of Directors in June 2024 to strengthen strategic oversight and governance across corporate and business areas and was amended on April 2025.
CSCI’s composition includes the Executive Director of Governance, Risk and Compliance, Executive Director of Supply, the Vice-President of Strategy, New Business and Digital Transformation, the General Director of Copel Distribuição, the General Director of Copel GeT, the Superintendent of Technology and Digital Transformation and a member of the Board of Directors as the coordinator); additional executives, including the CEO of Copel Holding, may be invited to assist decision-making when relevant.
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
Management
The cybersecurity risk management processes described above are managed by Marcos Henrique Marçal Camillo, Chief Information Officer – CIO (Superintendent of Technology and Digital Transformation), who has six years of experience in the position and is responsible for monitoring cybersecurity performance indicators and the annual review of the Cybersecurity Program, supported by the Information Security department in prevention, detection, mitigation, and remediation of cybersecurity incidents. Structured reporting to executive leadership occurs on a regular basis (weekly or monthly) and can also take place immediately for serious incidents.
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Not applicable.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 123

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

ITEM 19. EXHIBITS

#	Description
1.1**	Corporate Bylaws of Companhia Paranaense de Energia (incorporated by reference to Form 6-K dated as of December 23, 2025)
2.1**	Deposit Agreement (common shares) dated as of December 28, 2023. (incorporated by reference to Exhibit 2.1 of Copel’s annual report on Form 20-F for the year ended December 31, 2023)
2.4*	Description of Securities registered under Section 12 of the Exchange Act.
8.1*	List of subsidiaries controlled by us.
11*	Insider Trading policy - Securities Trading and Material Act or Fact Information Disclosure Policy (incorporated by reference to Form 6-K dated as of April 10, 2026)
12.1*	Certification of our Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
12.2*	Certification of our Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1*	Certification of our Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PwC PricewaterhouseCoopers Auditores Independentes Ltda.
15.2*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.
97*	Nomination, Compensation And Annual Performance Review Policy Corporate Governance (incorporates our Clawback Policy), as of November 12, 2025
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*  Filed herewith.
** Filed by reference
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 124

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
Average Tariff or Rate: Total sales revenue divided by total megawatt hours (MWh) sold for each relevant period, including unbilled electricity, or electricity which has been delivered to a customer, but for which the utility has yet to deliver a bill. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting value-added tax and unbilled electricity sales upon which such taxes have not yet accrued.
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
BNDES: the National Bank for Economic and Social Development, or Banco Nacional de Desenvolvimento Econômico e Social.
Brazilian Central Bank: The Brazilian Central Bank, or Banco Central do Brasil.
Brazilian Corporate Law: Federal Law No. 6,404/1976
Brazilian Forestry Code: Federal Law No. 12,651/2012.
B3: B3 S.A. - Brasil, Bolsa, Balcão, the securities, commodities and futures exchange, headquartered in São Paulo, Brazil.
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
CCEE (Câmara de Comercialização de Energia Elétrica): Chamber of Commercialization of Electric Energy.
CDE: the Electric Energy Development Account, or Conta de Desenvolvimento Energético.
CER: Reserve Energy Contract (Contrato de Energia Reserva).
Class A Shares: Our previous class A preferred shares.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 125

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Class B Shares: Our previous class B preferred shares.
CLA: Collective Labor Agreement
CMN: The National Monetary Council of Brazil, or Conselho Monetário Nacional.
Code: The U.S. Internal Revenue Code of 1986, as amended.
Common Shares: Our common shares.
Compagas: Companhia Paranaense de Gás – Compagas
Copel Distribuição: Copel Distribuição S.A., Our entity engaged in the distribution business.
Copel Geração e Transmissão or Copel GeT: Copel Geração e Transmissão S.A., our entity engaged in the generation and transmission business.
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
Gigawatt (GW): One billion watts.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 126

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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 127

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
Novo Mercado: Novo Mercado special listing segment of B3.
PLD: Difference Settlement Price or, Preço de Liquidação de Diferenças.
PPD: Performance Incentive Program, or Prêmio Por Desempenho.
Preferred Shares: Our previous existing preferred shares, divided between Classe A Shares, Class B Shares and Class C Shares.
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
Reserve Energy Auction: mechanism for the contracting of reserve energy created to increase the security of energy supply by the National Interconnected System (SIN). The reserve auction acts as an insurance contracted by distributors to be used when there is a mismatch between forecasted demand and supply. This modality of contracting is formalized through the conclusion of the CER between the selling agents in the auctions and the CCEE.
Retail Tariff: Revenue charged by distribution companies to their customers. Each customer falls within a certain tariff level defined by law and based on the customer’s classification, although some flexibility is available according to the nature of each customer’s demand. Retail tariffs are subject to annual revision by ANEEL.
RGR Fund: A reserve fund designed to provide compensatory payments to energy companies for certain assets used in connection with a concession if the concession is revoked or is not renewed.
Sanepar: Companhia de Saneamento do Paraná – Sanepar.
Securities Act: The United States Securities Act of 1933, as amended.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 128

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
Unit(s): depositary receipt traded in [B]³ and Latibex, and depending on the context, the depositary receipt represented by ADS traded in NYSE, in each case composed of one Common Share and four Class B Shares.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 129

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

Date: April 15, 2026

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | 130

Consolidated Financial Statements
as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
and
Report of Independent Registered Public Accounting Firm

Auditor Data Elements:
Years ended December 31, 2025, 2024 and 2023
Auditor Name:	Auditor Location	Auditor Firm ID:
Deloitte Touche Tohmatsu Auditores Independentes Ltda.	Curitiba, Brasil	1045
PwC PricewaterhouseCoopers Auditores Independentes Ltda.	Curitiba, Brasil	1351

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | Consolidated Financial Statements | F-1

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Financial Statements - INDEX

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | Consolidated Financial Statements | F-2

Report of Independent Registered
Public Accounting Firm
To the Shareholders and the Board of Directors
Companhia Paranaense de Energia - Copel
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Companhia Paranaense de Energia - Copel and its subsidiaries (the "Company") as of December 31, 2025, and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, and 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management Annual Report on Internal Control over Financial Reporting Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
2 of 5

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Al. Dr. Carlos de Carvalho, 417, 11o, Curitiba Trade Center, Curitiba, PR, Brasil, 80410-180 T: +55 (11) 4004-8000

Companhia Paranaense de Energia - Copel
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
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
Provisions for legal claims and contingent liabilities
As described in Note 4.10 and 26 to the consolidated financial statements, the Company and its subsidiaries are party to judicial and administrative proceedings of a civil, regulatory, tax, and labor nature, for which management records a provision when it considers that the risk of losses is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.
3 of 5

Companhia Paranaense de Energia - Copel
The principal consideration for our determination that performing procedures relating to the provisions for legal claims and to the disclosure of contingent liabilities is a critical audit matter are (i) the significant judgment applied by management when assessing the likelihood of loss and when determining whether a reliable estimate of the loss can be made; (ii) a high degree of auditor judgment and effort, in performing procedures and evaluating audit evidence related to management's significant assessment of the losses associated with litigation claims.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provisions for legal claims and disclosure of contingent liabilities, including controls over assessing whether a loss is probable and when determining whether the amount of the loss or range of loss can be reasonably estimated, as well as financial statement disclosures.
These procedures also included, among others (i) confirming with the Company's internal and external legal counsels the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s litigation contingency disclosures.
Unbilled revenue from electricity sales to final customers
As detailed in Notes 4.11, 7 and 28 of the consolidated financial statements, the amount of R$ 931,460 thousand, out of the total revenues recognized by the Company for the year ended December 31, 2025, were related to amounts to be billed to final customers of the electricity distribution segment (Note 7). When the revenue billing period is not aligned with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the month-end. These estimates for determining unbilled amounts to be recognized as revenue are based on each consumer's consumption history and the applicable tariff rates. This recognition is determined by comparing the billed amounts to the actual energy sold, taking into account management's judgments and historical data, as well as contracted energy levels and seasonality effects for the month.
The principal consideration for our determination that performing procedures relating to unbilled revenue is a critical audit matter are (i) the significant judgment applied by management in estimating the recognition of unbilled revenue and when determining methods and key assumptions used to estimate unbilled revenues, including the appropriate tariff applicable to each customer, and (ii) a high degree of auditor judgment and effort, in performing procedures and evaluating management's significant assessment related to method of calculation.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition of electricity distribution segment, including controls over the determination of estimated unbilled revenues and IT general controls over the main systems involved in the process. These procedures also included, among others (i) evaluating the appropriateness of the method of calculation used (ii) evaluating the reasonableness of significant assumptions used by management and data used in determining the estimated unbilled revenue and (iii) evaluating the sufficiency of the information disclosed by the Company on the recognition of unbilled revenue.
4 of 5

Companhia Paranaense de Energia - Copel
Business combination
As detailed in Note 1.2, in May 2025, the Company's subsidiary Copel Geração e Transmissão, completed the acquisition of Usina Hidrelétrica Mauá (UHE Mauá) and Mata de Santa Genebra S.A. (MSG), which had previously been classified as jointly controlled ventures. The transaction was accounted for as a business combination and involved significant judgment by management, including the determination of the date on which control was obtained, the identification and measurement of the fair values of the acquired assets and assumed liabilities, as well as the measurement of the consideration transferred and fair value of the previously held interest.
The principal considerations underlying our determination regarding this matter were the materiality of the amounts involved in the transaction and their effects on the consolidated financial statements and the high degree of subjectivity involved in the estimates and assumptions used by management, supported by its specialists. Such judgments included, among others, the determination of valuation methodologies, the selection of relevant economic and operational assumptions, and the application of complex fair value measurement models.
The audit procedures related to this matter included (i) the evaluation of the design and implementation of relevant internal controls; (ii) the review of contracts and documentation related to the transaction; (iii) the assessment of the competence and objectivity of management’s specialists; (iv) the involvement of our valuation specialists to assess the methodologies, data, and significant assumptions used in the fair value measurements; (v) the evaluation of the logical consistency and mathematical accuracy of the valuation models; and (vi) the assessment of the adequacy of the disclosures presented in the notes to the financial statements.
Curitiba, April 15, 2026
/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company's auditor since 2024.
5 of 5

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel - 18º andar
80250-000 - Curitiba - PR
Brazil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the financial statements

Basis for opinion

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Curitiba, Brazil

April 10, 2024

We began serving as the Company´s auditor in 2016. In 2024 we became the predecessor auditor.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited ("DTTL"), its global network of member firms, and their related entities (collectively, the "Deloitte organization"). DTTL (also referred to as "Deloitte Global") and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our global network of member firms and related entities in more than 150 countries and territories (collectively, the "Deloitte organization") serves four out of five Fortune Global 500® companies. Learn how Deloitte's approximately 470,000 people make an impact that matters at www.deloitte.com.

© 2026. For information, contact Deloitte Global.

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Financial Position
As of December 31, 2025 and 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	12.31.2025	12.31.2024
CURRENT ASSETS
Cash and cash equivalents	5	3,130,363	4,161,939
Bonds and securities	6	895	623
Collaterals and escrow accounts		9	9
Trade accounts receivable	7	4,300,957	3,962,702
Dividends receivable		141,297	82,278
Sectorial financial assets	8	400,463	—
Accounts receivable – concessions	9	12,867	10,609
Contract assets	10	392,594	283,896
Fair value in the purchase and sale of power	32.2.10	263,645	217,350
Other current receivables	11	1,050,086	949,674
Inventories		173,398	136,324
Income tax and social contribution receivable		502,825	296,128
Other current recoverable taxes	12.2	426,106	994,618
Prepaid expenses		60,972	63,211
Receivable from related parties	33	—	621
		10,856,477	11,159,982
Assets held for sale	37	25,177	1,881,826
		10,881,654	13,041,808
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	690,886	529,085
Other temporary investments		30,627	30,603
Trade accounts receivable	7	162,189	116,180
Judicial deposits	13	373,949	394,364
Sectorial financial assets	8	400,463	—
Accounts receivable – concessions	9	4,590,579	3,497,351
Contract assets	10	9,202,412	6,927,010
Fair value in the purchase and sale of power	32.2.10	597,856	479,938
Other noncurrent receivables	11	794,296	681,846
Income tax and social contribution receivable		102,589	164,043
Deferred income tax and social contribution	12.1	991,404	1,174,175
Other noncurrent recoverable taxes	12.2	1,127,582	1,320,526
Prepaid expenses		507	—
		19,065,339	15,315,121
Investments	14	2,849,002	3,577,937
Property, plant and equipment	15	8,145,552	8,516,697
Intangible assets	16	19,206,609	16,623,610
Right-of-use asset	24.1	266,300	308,983
		49,532,802	44,342,348
TOTAL ASSETS		60,414,456	57,384,156
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-8

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Financial Position
As of December 31, 2025 and 2024
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	12.31.2025	12.31.2024
CURRENT LIABILITIES
Payroll, social charges and accruals	17	310,773	411,102
Accounts payable to suppliers	18	3,059,667	2,324,423
Income tax and social contribution payable		81,875	83,482
Other taxes due	12.2	677,273	302,345
Loans and financing	19	217,827	1,231,205
Debentures	20	1,850,538	2,025,110
Dividend payable		2,325,889	3,878
Post-employment benefits	21	118,854	95,383
Sectorial charges payable		60,108	44,825
Research and development and Energy efficiency	22	99,244	179,149
Accounts payable related to concession	23	147,205	113,092
Sectorial financial liabilities	8	883,990	935,322
Lease liability	24.2	58,741	57,502
Fair value in the purchase and sale of power	32.2.10	262,821	214,955
Other accounts payable	25	788,232	1,199,195
Provision for allocation of PIS and Cofins credits	12.3	119,280	580,000
		11,062,317	9,800,968
Liabilities associated with assets held for sale	37	—	541,412
		11,062,317	10,342,380
NONCURRENT LIABILITIES
Payroll, social charges and accruals	17	4,764	457
Accounts payable to suppliers	18	133,544	142,380
Deferred income tax and social contribution	12.1	1,982,596	1,895,459
Other taxes due	12.2	239,448	291,195
Loans and financing	19	3,150,592	3,387,589
Debentures	20	14,796,386	10,602,255
Post-employment benefits	21	1,359,303	1,063,326
Research and development and Energy efficiency	22	311,856	241,294
Accounts payable related to concession	23	959,122	992,252
Sectorial financial liabilities	8	—	142,488
Lease liability	24.2	234,221	271,004
Fair value in the purchase and sale of power	32.2.10	268,621	170,837
Other accounts payable	25	224,415	247,021
Provision for allocation of PIS and Cofins credits	12.3	661,273	1,000,588
Provisions for legal claims and other provisions	26	1,934,020	956,696
		26,260,161	21,404,841
EQUITY
Attributable to controlling shareholders
Capital	27.1	12,821,758	12,821,758
Capital reserves	27.4	18,638	5,595
Equity valuation adjustments	27.2	287,992	517,408
Treasury shares	27.5	(113,389)	(50,044)
Legal reserve		1,900,541	1,766,110
Profit retention reserve		8,214,479	9,363,866
Additional dividends proposed	27.6	—	1,250,025
		23,130,019	25,674,718
Attributable to non-controlling interests		(38,041)	(37,783)
		23,091,978	25,636,935
TOTAL LIABILITIES & EQUITY		60,414,456	57,384,156
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-9

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2025, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2025	12.31.2024	12.31.2023
NET OPERATING REVENUE	28	26,116,856	22,651,036	21,479,468
Operating costs	29	(20,455,357)	(17,759,792)	(16,581,428)
GROSS OPERATING PROFIT		5,661,499	4,891,244	4,898,040

Other operational expenses / income
Selling expenses	29	(133,601)	(137,121)	(152,638)
General and administrative expenses	29	(876,873)	(825,350)	(1,078,037)
Other operational income (expenses), net	29	153,989	(145,727)	(280,460)
Equity in earnings of investees		239,997	281,202	307,809
		(616,488)	(826,996)	(1,203,326)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		5,045,011	4,064,248	3,694,714

Financial results	30
Financial income		1,343,658	1,184,779	1,069,116
Financial expenses		(3,142,010)	(2,341,793)	(2,274,106)
		(1,798,352)	(1,157,014)	(1,204,990)
OPERATING PROFIT		3,246,659	2,907,234	2,489,724
INCOME TAX AND SOCIAL CONTRIBUTION	12.4
Current		(196,186)	(177,999)	(371,104)
Deferred		(381,432)	(421,436)	17,047
		(577,618)	(599,435)	(354,057)
NET INCOME FROM CONTINUING OPERATIONS		2,669,041	2,307,799	2,135,667
DISCONTINUED OPERATIONS
Net income (loss) from discontinued operations	37.6	18,898	491,571	191,501
NET INCOME		2,687,939	2,799,370	2,327,168
Attributed to shareholders of the parent Company arising from continuing operations		2,669,716	2,345,941	2,158,077
Attributed to shareholders of the parent Company due to discontinued operations		18,898	463,690	100,733
Attributed to non-controlling shareholders resulting from continuing operations		(675)	(26,800)	873
Attributed to non-controlling shareholders arising from discontinued operations		—	16,539	67,485
BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – CONTINUING OPERATIONS - Expressed in Brazilian Reais	27.3
Common shares		0.89888	0.74447	0.75215
Class "A" Preferred shares		—	0.81978	0.87237
Class "B" Preferred shares		—	0.81899	0.76906
DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS – Expressed in Brazilian Reais	27.3
Common shares		0.89743	0.74335	0.75215
Class "A" Preferred shares		—	0.81978	0.87237
Class "B" Preferred shares		—	0.81899	0.76906
BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.3
Common shares		0.90524	0.89163	0.78574
Class "A" Preferred shares		—	0.98165	0.90931
Class "B" Preferred shares		—	0.98086	0.80600
DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais	27.3
Common shares		0.90379	0.89051	0.78574
Class "A" Preferred shares		—	0.98165	0.90931
Class "B" Preferred shares		—	0.98087	0.80600
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-10

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2025	12.31.2024	12.31.2023
NET INCOME		2,687,939	2,799,370	2,327,168
Other comprehensive income
Items that will never be reclassified to profit or loss
Adjustments related to actuarial liabilities	27.2
Post employment benefits		(284,731)	363,466	(379,126)
Taxes on other comprehensive income		96,809	(123,578)	129,007
Items that may be reclassified to profit or loss	27.2
Adjustments related to financial assets		2,271	(569)	(6,373)
Taxes on other comprehensive income		(711)	243	2,167
Total other comprehensive income, net of taxes		(186,362)	239,562	(254,325)
COMPREHENSIVE INCOME		2,501,577	3,038,932	2,072,843
Attributed to shareholders of the parent company resulting from continuing operations		2,482,937	2,585,645	1,903,365
Attributed to shareholders of the parent company due to discontinued operations		18,898	463,690	101,666
Attributed to non-controlling shareholders resulting from continuing operations		(258)	(26,942)	(390)
Attributed to non-controlling shareholders due to discontinued operations		—	16,539	68,202
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-11

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to controlling shareholders										Attributable to non-controlling interests	Equity Consolidated
		Capital	Capital reserves	Treasury shares	Equity valuation adjustments		Profit reserves			Accumulated profit	Shareholders’ equity
					Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends
Balance as of January 1, 2023		10,800,000	—	—	597,276	(3,894)	1,512,687	7,911,295	—	—	20,817,364	313,861	21,131,225
Net Income		—	—	—	—	—	—	—	—	2,258,810	2,258,810	68,358	2,327,168
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes		—	—	—	—	(250,837)	—	—	—	—	(250,837)	718	(250,119)
Adjustments to financial assets		—	—	—	—	(2,942)	—	—	—	—	(2,942)	(1,264)	(4,206)
Total comprehensive income		—	—	—	—	(253,779)	—	—	—	2,258,810	2,005,031	67,812	2,072,843
Realization - deemed cost, net of taxes		—	—	—	(32,553)	—	—	—	—	32,553	—	—	—
Issuing shares		2,021,758	—	—	—	—	—	—	—	—	2,021,758	—	2,021,758
Dividends and Interest on equity (JCP)		—	—	—	—	—	—	—	—	—	—	(62,162)	(62,162)
Allocation proposed to Annual General Meeting - AGM:-
Legal reserve		—	—	—	—	—	112,941	—	—	(112,941)	—	—	—
Interest on equity (JCP)	27.6	—			—	—	—	(44,160)	—	(913,840)	(958,000)	(13,886)	(971,886)
Dividends	27.6	—	—	—	—	—	—	—	131,211	(131,211)	—	(111)	(111)
Profit retention reserve		—	—	—	—	—	—	1,133,371	—	(1,133,371)	—	—	—
Balance as of December 31, 2023		12,821,758	—	—	564,723	(257,673)	1,625,628	9,000,506	131,211	—	23,886,153	305,514	24,191,667
Net income		—	—	—	—	—	—	—	—	2,809,631	2,809,631	(10,261)	2,799,370
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	27.2	—	—	—	—	239,888	—	—	—	—	239,888	149	240,037
Adjustments to financial assets	27.2	—	—	—	—	(184)	—	—	—	—	(184)	(291)	(475)
Total comprehensive income		—	—	—	—	239,704	—	—	—	2,809,631	3,049,335	(10,403)	3,038,932
Realization - deemed cost, net of taxes	27.2	—	—	—	(33,364)	—	—	—	—	33,364	—	—	—
Realization - actuarial gain	27.2	—	—	—	—	4,018	—	(4,018)	—	—	—	—	—
Equity interest disposal	14.2.2	—	—	—	—	—	—	—	—	—	—	(299,199)	(299,199)
Long-term incentive plan	27.4	—	5,595	—	—	—	—	—	—	—	5,595	—	5,595
Share buyback	27.5	—	—	(50,044)	—	—	—	—	—	—	(50,044)	—	(50,044)
Deliberation of additional dividends proposed		—	—	—	—	—	—	—	(131,211)	—	(131,211)	—	(131,211)
Dividends and Interest on equity (JCP)		—	—	—	—	—	—	(114,888)	—	(970,222)	(1,085,110)	(33,695)	(1,118,805)
Allocation proposed to Annual General Meeting - AGM:
Legal reserve		—	—	—	—	—	140,482	—	—	(140,482)	—	—	—
Dividends	27.6	—	—	—	—	—	—	(577,570)	1,250,025	(672,455)	—	—	—
Profit retention reserve		—	—	—	—	—	—	1,059,836	—	(1,059,836)	—	—	—
Balance as of December 31, 2024		12,821,758	5,595	(50,044)	531,359	(13,951)	1,766,110	9,363,866	1,250,025	—	25,674,718	(37,783)	25,636,935
Net income		—	—	—	—	—	—	—	—	2,688,614	2,688,614	(675)	2,687,939
Other comprehensive income
Adjustments related to actuarial liabilities, net of taxes	27.2	—	—	—	—	(187,922)	—	—	—	—	(187,922)	—	(187,922)
Adjustments to financial assets	27.2	—	—	—	—	1,143	—	—	—	—	1,143	417	1,560
Total comprehensive income for the period		—	—	—	—	(186,779)	—	—	—	2,688,614	2,501,835	(258)	2,501,577
Realization - deemed cost, net of taxes	27.2	—	—	—	(42,637)	—	—	—	—	42,637	—	—	—
Long-Term Incentive Plan - ILP	27.4	—	13,043	6,701	—	—	—	1,834	—	—	21,578	—	21,578
Share buyback	27.5	—	—	(70,046)	—	—	—	—	—	—	(70,046)	—	(70,046)
Premium paid to shareholders	27.7	—	—	—	—	—	—	(1,298,041)	—	—	(1,298,041)	—	(1,298,041)
Deliberation of additional dividends proposed	27.6	—	—	—	—	—	—	—	(1,250,025)	—	(1,250,025)	—	(1,250,025)
Dividends and Interest on equity (JCP)	27.6	—	—	—	—	—	—	(1,350,000)	—	(1,100,000)	(2,450,000)	—	(2,450,000)
Allocation proposed to Annual General Meeting – AGM:
Legal reserve		—	—	—	—	—	134,431	—	—	(134,431)	—	—	—
Profit retention reserve		—	—	—	—	—		1,496,820	—	(1,496,820)	—	—	—
Balance as of December 31, 2025		12,821,758	18,638	(113,389)	488,722	(200,730)	1,900,541	8,214,479	—	—	23,130,019	(38,041)	23,091,978
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-12

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	12.31.2025	12.31.2024	12.31.2023
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income from continuing operations		2,669,041	2,307,799	2,135,667
Adjustments to reconcile net income with cash generation from operating activities:
Unrealized charges and monetary variations - net		2,650,447	2,071,041	1,951,552
Interest – bonus from the grant of concession agreements under the quota system	9	(119,557)	(120,800)	(114,370)
Result of transmission concession contracts		(867,817)	(833,630)	(730,094)
Income tax and social contribution		196,186	177,999	371,104
Deferred income tax and social contribution		381,432	421,436	(17,047)
Equity in earnings of investees		(239,997)	(281,202)	(307,809)
Appropriation of post-employment benefits obligations	21.3	234,835	257,711	267,741
Appropriation of research and development and energy efficiency programs	22.1	204,301	181,675	165,459
Recognition of fair value of assets from the indemnity for the concession	28.1	(161,244)	(82,424)	(62,167)
Sectorial financial assets and liabilities result	28.1	(2,587,485)	(923,724)	(1,070,196)
Depreciation and amortization	29	1,481,886	1,465,478	1,382,040
Provision arising from the dismissal program	29.2	21,489	18,306	610,057
Long-Term Incentive Plan - ILP	29.2	24,972	5,595	—
Net operating estimated losses, provisions and reversals	29.4	270,787	345,102	92,235
Realization of added value in business combinations	10	(2,134)	(722)	(722)
Fair value in energy purchase and sale operations	28.1 and 29.1	(18,563)	36,604	(5,045)
Fair value adjustment of debt instruments and Hedge (Swap)	30	39,513	—	—
Result of write-offs of accounts receivable related to concession	9	6,089	3,265	270
Result of write-offs or disposal of contract assets	10	20,453	14,496	16,728
Result of write-offs or disposal of property, plant and equipment	15.2	42,783	32,234	10,458
Result of write-offs or disposal of intangible assets	16	148,017	76,183	78,728
Result of write-offs of use rights of assets and liabilities of leases – net	24.1 and 24.2	225	(4,774)	726
Result from asset sales	29.6	(335,595)	(264,434)	—
Gain from fair value measurement in business combination (step acquisition)	1.2	(141,661)	—	—
Others		(34,624)	—	—
		3,883,779	4,903,214	4,775,315
Decrease (increase) in assets
Trade accounts receivable		583,133	602,196	188,437
Dividends and interest on own capital received		218,472	223,985	174,826
Judicial deposits		61,233	18,427	33,298
Sectorial financial assets		705,732	354,421	36,964
Other receivables		(124,395)	(73,515)	(11,555)
Inventories		(37,074)	38,402	18,741
Income tax and social contribution recoverable		(169,338)	(295,650)	(201,003)
Other taxes recoverable		(168,880)	(50,731)	(138,520)
Prepaid expenses		1,705	(342)	(2,281)
Related parties		621	715	(201)
		1,071,209	817,908	98,706
Increase (decrease) in liabilities
Payroll, social charges and accruals		161	(313,552)	297,343
Suppliers		441,154	72,730	19,506
Other taxes		1,151,954	882,575	974,083
Post-employment benefits	21.3	(200,116)	(219,780)	(224,809)
Sectorial charges due		15,283	(16,641)	14,978
Research and development and energy efficiency	22.1	(232,611)	(336,956)	(255,295)
Payable related to the concession	23.1	(117,607)	(110,385)	(115,736)
Other accounts payable		(435,763)	(131,259)	149,450
Provisions for legal claims	26.1	(344,547)	(345,138)	(372,838)
		277,908	(518,406)	486,682
CASH GENERATED (USED) BY OPERATING ACTIVITIES		5,232,896	5,202,716	5,360,703
Income tax and social contribution paid		(197,793)	(219,219)	(294,676)
Loans and financing - interest paid		(425,192)	(471,276)	(521,134)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-13

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

	Note	12.31.2025	12.31.2024	12.31.2023
Debentures - interest paid	20.2	(1,549,452)	(1,089,013)	(1,127,607)
Lease liabilities - interest paid	24.2	(32,013)	(33,292)	(24,284)
NET CASH GENERATED (USED) BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		3,028,446	3,389,916	3,393,002
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	37.6	—	3,620	125,474
NET CASH GENERATED (USED) FROM OPERATING ACTIVITIES		3,028,446	3,393,536	3,518,476
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		64,707	(32,939)	(44,061)
Additions to contract assets		(2,903,661)	(2,174,902)	(1,973,215)
Acquisitions of subsidiaries, net of cash acquired	1.2	(190,433)	—	(911,450)
Investment disposal		2,536,421	47,066	58,132
Acquisition of investments	37.3	(1,060,804)	—	—
Additions in investments		—	—	(10,780)
Capital reduction of investees	14.1	294	37,129	—
Additions to property, plant and equipment		(162,100)	(137,635)	(204,805)
Disposal of property, plant and equipment		—	11,440	—
Additions to intangible assets	16	(43,788)	(4,098,286)	(13,388)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		(1,759,364)	(6,348,127)	(3,099,567)
NET CASH GENERATED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	37.6	—	608,713	(35,524)
NET CASH USED FROM INVESTING ACTIVITIES		(1,759,364)	(5,739,414)	(3,135,091)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	19.2	—	5,051	45,325
Transaction costs of loans and financing obtained from third parties	19.2	—	(1,693)	(6,886)
Issue of debentures	20.2	5,000,000	3,920,000	2,900,000
Transaction costs in the issuing of debentures	20.2	(66,366)	(60,623)	(60,677)
Payments of principal - loans and financing		(1,254,405)	(261,753)	(260,971)
Payments of principal - debentures	20.2	(3,317,499)	(1,079,912)	(1,193,910)
Payments of principal of lease liabilities	24.2	(69,583)	(70,949)	(69,293)
Capital increase		—	—	2,031,619
Transaction costs in capital increase		—	—	(14,941)
Share buyback	27.5	(70,046)	(50,044)	—
Premium paid to shareholders	1	(1,273,727)	—	—
Dividends and interest on own capital paid		(1,249,045)	(1,586,565)	(750,371)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		(2,300,671)	813,512	2,619,895
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	37.6	—	(9,656)	76,677
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		(2,300,671)	803,856	2,696,572
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(1,031,589)	(1,542,022)	3,079,957
Cash and cash equivalents at the beginning of the period	5	4,161,939	5,634,623	2,678,457
Cash and cash equivalents at the end of the period	5	3,130,363	4,161,939	5,634,623
Cash and cash equivalents from assets classified as held for sale		(13)	(69,338)	123,791
CHANGE IN CASH AND CASH EQUIVALENTS		(1,031,589)	(1,542,022)	3,079,957
The Management Notes are an integral part of the financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-14

COMPANHIA PARANAENSE DE ENERGIA
COPEL and Subsidiaries

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of Brazilian reais, unless otherwise stated)
1. Operations
Companhia Paranaense de Energia (Copel or Company) is a publicly-held company with shares traded on the Novo Mercado segment of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange, as well as on the New York Stock Exchange (NYSE) and the Madrid Stock Exchange, in the Latin American segment (Latibex). Copel is headquartered in Brazil, at Rua José Izidoro Biazetto, nº 158, Bloco A, in the city of Curitiba, State of Paraná.
The Company's main activities include research, study, planning, construction, and operation of systems for the production, transformation, transportation, distribution, and trading of energy in any form, primarily electric power. These activities are regulated by the Brazilian Electricity Regulatory Agency (Aneel), which is linked to the Ministry of Mines and Energy (MME). In addition, Copel and its subsidiaries have interests in other companies, predominantly in the energy sector.
Migration to the Novo Mercado
On June 23, 2025, the Board of Directors approved the start of the process of migrating the Company to the Novo Mercado, a special segment of the [B]³ stock market for companies with the highest corporate governance practices. At an Special General Meeting held on August 22, 2025, the Company's shareholders approved all matters relating to the migration process to the Novo Mercado.
On November 4, 2025, the consent of all creditors was obtained, and on November 17, 2025, a special meeting of preferred shareholders was held, which approved the ratification of the mandatory conversion of all preferred shares at a ratio of one new common share and one new preferred share (“PNC”) compulsorily redeemable. From November 19 to December 18, 2025, dissenting preferred shareholders had the right to exercise their right of withdrawal. For shareholders who exercised this right, the Company repurchased the shares.
On December 22, 2025, the migration process to the Novo Mercado was completed, at which time the then existing preferred shares were extinguished and, in their place, 1 common share and 1 redeemable special class preferred share (“PNC”) were issued for each preferred share, thus having no impact on the total number of shares of the Company. On December 30, 2025, the Company paid a premium of R$1,298,041 (R$1,273,727 net of taxes) to shareholders who participated in the migration.
1.1. Equity interests of Copel
The Company participates directly or indirectly in subsidiaries joint ventures, and associates. During 2025 the following changes occurred in relation to the equity interests as of December 31, 2024:
•sale of Copel GET SPEs (Note 37.1).
•change of Mata de Santa Genebra Transmissão S.A. (Mata de Santa Genebra or MSG) from joint ventures to subsidiary and dissolution of Consórcio Energético Cruzeiro do Sul, after completion of the asset swap process with Eletrobras (Notes 1.2 and 37.2).
•acquisition an sale of Geração Céu Azul S.A. (Note 37.3).
•sale of the equity interest in Solar Paraná GD Participações S.A. (Note 37.4).
•establishment and sale of SPE at Copel SER for the sale of photovoltaic units - “UFVs” (Note 37.4).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-15

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
1.1.1. Subsidiaries

Subsidiaries	Headquarters	Main activity	%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Service provision	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Elejor – Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.8	Copel GeT
			31.2	Brownfield
Aventura Holding S.A. (Aventura)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A.(a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-16

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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
1.1.3. Associates

Associated companies	Headquarters	Main activity	%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
1.2. Business combination
With the purpose of optimizing its portfolio and seeking opportunities to recycle assets and equity interests, Copel carried out the following asset swap with Eletrobras (now called Axia Energia).
Prior to the transaction, Copel GET's interests in the assets involved in the transaction was as follows:
•100% owner of the Colider Hydroelectric Power Plant (HPP Colíder), which was recorded in Copel GET's Property, plant and equipment.
•share in the Cruzeiro do Sul consortium, through which it owned 51% of the Mauá Hydroelectric Power Plant (HPP Mauá).
•50.1% share in the joint venture Mata de Santa Genebra Transmissão S.A. (MSG).
On December 12, 2024, as per Material Facts 12/24, Copel GeT entered into an Agreement for the Transfer of Establishment, Purchase and Sale of Equity Interest, Onerous Assignment of Consortium Interest with Purchase and Sale of Assets and Other Covenants with Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul. On May 30, 2025, upon completion of the transaction, Copel GeT received Eletrobras entire 49% interest in HPP Mauá and 49.9% interest in MSG, thereby acquiring full ownership of these assets, thus configuring an step acquisition, since prior to the transaction the control was joint.
As consideration, Copel GET transferred the entire HPP Colíder to Eletrobras, contingent consideration, (whose fair value was calculated based on the fair value of the assets acquired), and financial resources. The table below shows the fair value of the assets acquired from Eletrobras, which is equivalent to the total consideration paid by Copel, meaning that there was no goodwill or bargain purchase in this business combination.

Net assets acquired at fair value
HPP Mauá (49% acquired)	794,167
MSG (49,9% acquired)	547,553
1,341,720
Consideration
Cash	196,609
Transfer of HPP Colíder (100% previously held)	1,104,829
Contingent consideration	383,115
(-) Indemnification asset	(342,833)
1,341,720
The net effect on the Company's consolidated cash was an outflow of R$190,433, considering the consolidation of the cash amounts of the acquired ventures existing on the date of the business combination, which totaled R$6,176.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-17

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
As a result of the acquisition, synergy gains are expected from the simplification of the operational and administrative structure, which had previously been shared.
The following table summarizes the consideration paid and the amounts of assets and liabilities recognized at fair value on the acquisition date for both the acquired and the previously interest, as required by the standard for step acquisition.

	HPP Mauá	Mata de Santa Genebra	Totals
Consideration			1,684,553
Cash			196,609
Transfer of HPP Colíder			1,104,829
Consideration Contingent			383,115
Indemnification Asset			(342,833)
HPP Mauá			(151,087)
MSG			(191,746)
Fair value of equity interest held prior to the business combination			1,380,581
HPP Mauá			830,834
MSG			549,747
Total consideration			2,722,301

Assets	2,122,351	3,381,044	5,503,395
Cash and cash equivalents	531	5,645	6,176
Bonds and securities	556	106,543	107,099
Customers	–	38,173	38,173
Contract assets	–	3,110,665	3,110,665
Taxes recoverable	30,432	22,686	53,118
Bonds and restricted deposits	51,522	94,777	146,299
Other receivables	2,780	1,593	4,373
Deferred income tax and social contribution	37,519	–	37,519
Property, plant and equipment and right-of-use asset	1,197,819	145	1,197,964
Intangible assets	801,192	817	802,009
Liabilities	497,351	2,283,743	2,781,094
Accounts payable to suppliers	420	7,180	7,600
Debentures, loans and financing	139,599	1,794,272	1,933,871
Accounts payable related to concession	48,992	–	48,992
Other accounts payable	–	11,721	11,721
Provisions for legal claims	9,119	25,474	34,593
Contingent liabilities	299,221	358,787	658,008
Deferred income tax and social contribution	–	86,309	86,309
Net assets at fair value	1,625,000	1,097,301	2,722,301
In May 2025, the Company recognized a gain of R$190,070 due to the fair value measurement effect of the existing interest prior to the business combination in HPP Mauá and MSG, recorded under “Other income (expenses), net.” This amount, added to the other effects of the business combination, generated a net gain of R$141,661 in operating income (R$93,496 in net income, after taxes).
The contract provides for a contingent consideration agreement that requires Copel to indemnify Eletrobras for: (i) any contingent liability of the HPP Colider existing prior to the closing date of the transfer transaction, up to a maximum undiscounted amount of R$250,000; (ii) any effect of the lawsuit that disputes the exclusion of liability for the delay in the commercial operation of the HPP Colider. The fair value of this contingent consideration of R$383,115 was estimated based on management's judgment of the outcome of the lawsuits individually, with R$354,403 referring to the liability exclusion lawsuit and R$28,712 referring to other contingent liabilities.
In addition, in compliance with the accounting standard for business combinations, the fair value of the contingent liability of R$658,008 was recognized in relation to the HPP Mauá and MSG lawsuits on the closing date of the transaction. In turn, Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul contractually agreed to indemnify Copel and Copel GeT for the amount that may become due in relation to the above-mentioned lawsuits, so that the indemnification asset of R$342,833 was recorded, equivalent to the fair value of the indemnified liability, proportional to Eletrobras share before the business combination. The indemnification asset is deducted from the consideration transferred to the business combination.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-18

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The method used to value the fixed assets of the HPP Mauá at R$1,197,964 was the replacement cost, reduced by economic and functional obsolescence. The valuation process used information on (a) the cost of similar plant facilities; (b) the latest budgets for the expansion and replacement of similar assets; (c) the spot replacement price of the asset, considering the conditions of use in which the asset is found on the date of inspection; and (d) the projected cash flows of the business.
The valuation technique used to measure the fair value of significant concession assets acquired was based on the income approach, which converts future cash flows to present value, and used the following main assumptions.
•The identifiable intangible asset acquired from HPP Mauá in the amount of R$801,192 mainly includes (i) electricity sales contracts in the regulated environment (CCEAR) for the period from 2025 to 2040, with a contracted energy of 192 MW on average, and (ii) energy sales of 175 MW on average in the free environment (ACL) for the period from 2041 until the end of the concession in 2049;
•The identifiable contract asset acquired from MSG in the amount of R$3,110,664 mainly includes the RAP from concession contract No. 01/2014 for the period from 2025 to the end of the concession in 2044.
In the interim financial statements ended June 30, 2025, the allocation of values of the acquired assets and assumed liabilities was made on a preliminary basis by the acquirers, without adjustments until December 31, 2025.
The table below presents the results of MSG and HPP Mauá before and after the date of the business combination.

	HPP Mauá (a)	MSG	Totals
Net operating revenue	232,938	395,550	628,488
Until May 31, 2025	95,649	198,526	294,175
From June 1, 2025 to December 31, 2025	137,289	197,024	334,313
Net income	75,823	103,390	179,213
Until May 31, 2025	24,847	46,021	70,868
From June 1, 2025 to December 31, 2025	50,976	57,369	108,345
(a) Estimated information for 49% of the results of the HPP Mauá, which is not a separate legal entity, given that the plant's revenue and profits were included in Eletrobrás Statements of Financial Position until May 31, 2025, and in Copel GeT Statements of Financial Position as of June 1, 2025.
It should be noted that 50,1% of MSG results up to May 31, 2025, were already included in Copel net income through equity accounting. Thus, if the transaction had been completed on January 1, 2025, the consolidated income statement would show pro forma net revenue of R$26,411,031 and pro forma net income of R$2,735,750.
2. Concessions and Authorizations
During 2025, the divestment of 12 small power plants and the HPP Baixo Iguaçu was completed, with the respective transfers of concession contracts to the acquirers, in addition to the swap of assets with Eletrobras, in which Copel GeT transferred the HPP Colíder to Eletrobras and took 100% control of the HPP Mauá and the equity interest in MSG. The following tables have been updated after these events, and details of these processes are described in Notes Nos. 1.2 and 37.
2.1. Concession / Authorization Contratcs obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100%	07.07.2045
Elejor	Contract 125/2001 – HPP Fundão	70%	15.06.2040 (b)
	Contract 125/2001 – HPP Santa Clara		15.05.2040 (b)
	Authorization – SHP Fundão I and SHP Santa Clara I – 753/2002 and 757/2002		(a)
Dona Francisca Energética	Contract 188/1998 – HPP Dona Francisca	23%	24.09.2037 (b)
Usina de Energia Eólica São João S.A.	MME Ordinance 173 /2012 – WPP São João	49%	03.26.2047
Usina de Energia Eólica Carnaúba S.A.	MME Ordinance 204 /2012 – WPP Carnaúbas	49%	04.09.2047
Usina de Energia Eólica Reduto S.A.	MME Ordinance 230 /2012 – WPP Reduto	49%	04.16.2047
Usina de Energia Eólica Santo Cristo S.A.	MME Ordinance 233/2012 – WPP Santo Cristo	49%	04.18.2047
(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14,744/2023 and 14,745/2023.
(b) ANEEL approved and authorized an additional extension period for the concession of hydroelectric plants participating in the MRE, pursuant to Law 14,052/2020, REH 3,439/2025, and REA 16,467/2025.
Hydroelectric Power Plant – HPP
Small Hydroelectric Plant – SHP
Wind Power Plant – WPP

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-19

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
2.2. Concession / Authorization Contratcs obtained by Copel Get and its investees

Generation concession		Interest %	Maturity
Concession agreement - Copel Get
Generation Concession Contract 002/2024 - HPP Gov. Ney Aminthas de Barros Braga (Segredo) (a)		100	11.21.2054
Generation Concession Contract 002/2024 - HPP Gov. José Richa (Salto Caxias) (a)		100	11.21.2054
Generation Concession Contract 003/2016 – HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a)		100	01.06.2053
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá) (b)		100	06.28.2049
Generation Concession Contract 007/2013 - HPP Derivação do Rio Jordão		100	06.21.2032
Concession Contract 045/1999 - TPP Figueira (c)		100	03.26.2019
Concession / Authorization Contratcs - Equity interests
Nova Asa Branca I	MME Ordinance 267/2011 – WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 – WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 – WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 – WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 – WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 – WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 – WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 – WPP Farol	100	04.20.2046
GE Olho D’Água	MME Ordinance 343 /2011 – WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 – WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 – WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 – WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 – WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 – WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 – WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 – WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 – WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 – WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 – WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 – WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 – WPP São Miguel I	100	08.04.2050
São MigueI lI	Ordinance 351/2015 – WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 – WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 – SHP Arturo Andreoli	36	07.07.2034
SHP Bela Vista	Resolution 913/2017 – transfer of title under Resolution 7,802/2019	100	01.06.2041
F.D.A. Electricity Generation	Generation Concession Contract contract 002/2020	100	11.20.2054
Jandaíra I Energias Renováveis	Ordinance 140/2020 – WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 – WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 – WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 – WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 – WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 – WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 – WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 – WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA n° 7.820/2019	100	06.11.2053
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053
(a) ANEEL approved and authorized an additional extension period for the concession of hydroelectric plants participating in the MRE, pursuant to Law 14,052/2020, REH 3,439/2025, and REA 16,467/2025.
(b) ANEEL transferred ownership of the concession to Copel Geração e Transmissão S.A. through REA 16.151/2025, formalized by the signing of the Fifth Addendum to Concession Agreement 001/2007.
(c) In the process of divestment (Note 37.1)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-20

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Transmission concession		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements - Copel Get
Contract 060/2001 – Transmission facilities (sundry Transmission lines and Substations) – extended by the 3rd additive term		100	01.01.2043	2028
Contract 075/2001 – Transmission line 230 kV Bateias – Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 – Transmission line 230 kV Bateias – Pilarzinho		100	03.17.2038	2028
Contract 027/2009 – Transmission line 525 kV Foz do Iguaçu – Cascavel Oeste		100	11.19.2039	2030
Contract 010/2010 – Transmission line 500 kV Araraquara II – Taubaté		100	10.06.2040	2026
Contract 015/2010 – Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 – Transmission line 230 kV Londrina – Figueira and Transmission line 230 kV Foz do Chopim – Salto Osório		100	08.27.2042	2028
Contract 002/2013 – Transmission line 230 kV Assis – Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2028
Contract 005/2014 – Transmission line 230 kV Bateias – Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2029
Contract 021/2014 – Transmission line 230 kV Foz do Chopim – Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2030
Contract 022/2014 – Transmission line 500 kV Assis – Londrina		100	09.05.2044	2030
Contract 006/2016		100	04.07.2046	2030
Contract 006/2016 – Transmission line 525 kV Curitiba Leste – Blumenau
Contract 006/2016 – Transmission line 230 kV Baixo Iguaçu – Realeza
Contract 006/2016 – Transmission line 230 kV Curitiba Centro – Uberaba
Contract 006/2016 – Substation Medianeira 230/138 kV
Contract 006/2016 – Substation Curitiba Centro 230/138 kV
Contract 006/2016 – Substation Andirá Leste 230/138 kV
Concession / Authorization Contratcs - Equity interests
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
	Substation Paranaíta 500 kV
	Substation Cláudia 500 kV
	Substation Paranatinga 500 kV
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho – Rio Verde Norte
	Transmission line 500 kV Rio Verde Norte – Marimbondo II
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2028
	Transmission line 500 kV Barreiras II – Rio das Éguas
	Transmission line 500 kV Rio das Éguas – Luziânia
	Transmission line 500 kV Luziânia – Pirapora 2
Mata de Santa Genebra (b)	Contract 001/2014:	50.1	05.14.2044	2029
	Transmission line 500 kV Itatiba – Bateias
	Transmission line 500 kV Araraquara 2 – Itatiba
	Transmission line 500 kV Araraquara 2 – Fernão Dias
	Substation Santa Bárbara D ́Oeste 440 kV
	Substation Itatiba 500 kV
	Substation Fernão Dias 500/440 kV
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito – Fernão Dias	49	09.05.2044	2030
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã – Londrina	100	03.04.2035	N/A (a)
(a) Do not undergo tariff review
(b) In May 2025, the acquisition of the entire stake in MSG was completed (Note 1.2).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-21

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
3. Basis of Preparation
3.1. Declaration of conformity
The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, the Standing Interpretations Committee (SIC® Interpretations), and disclose all relevant information specific to the financial statements, and only that information, which is consistent with that used by management in its management.
The issuance of these consolidated financial statements was authorized by the Board of Directors on April 15, 2026.
3.2. Basis of measurement
The consolidated financial statements were prepared based on the historical cost, except for certain financial instruments measured at fair value, as described in the respective accounting policies and notes.
3.3. Functional and presentation currency
The consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Amounts are presented in thousands of reais and are rounded to the nearest thousand, unless otherwise indicated.
3.4. Use of estimates and judgments
In the preparation of these consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies of the Company and its subsidiaries. Actual results may differ from those estimates, which are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively. Areas that require a higher level of judgment and are more complex, as well as those in which proposals and estimates are significant for consolidated financial projections, are as follows:
•Notes 4.2.7, 20, and 32.2.10 - Derivative financial instruments: mark-to-market of energy purchase and sale contracts and calculation of fair value in swap and hedge transactions;
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
•Notes 4.9.1 and 7.2 - Expected Credit Losses: estimate of amounts that will not be received;
•Notes 4.9.2 and 15.4 - Impairment of non-financial assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
•Notes 4.10 and 26 - Provisions for legal claims and contingent liabilities: estimated losses on legal claims;
•Notes 4.10 and 12.3 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
•Notes 4.11, 28 and 32.2.9 - Revenue recognition: estimate of unbilled amounts, construction margin and provision for non-performance of wind farms;
•Notes 4.12 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income for recoverability of taxes;
•Notes 4.13 and 21 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-22

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
•Notes 4.14 and 27.4 - Share-based remuneration: calculation of the fair value of Long-Term Incentive Plan (ILP) grants;
•Notes 4.15 and 24 - Right to Use Assets and Lease Liabilities: definition of the discount rate for contracts.
•Notes 4.16 and 37 - Assets held for sale and discontinued operations: assessment of sale as highly probable.
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
4.1. Consolidation base
4.1.1. Subsidiaries
The subsidiaries are entities to which the Company has control. The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.In the consolidated financial statements, the assets, liabilities, and results of subsidiaries are consolidated line by line, with the elimination of transactions and balances between group companies.
4.1.2. Joint ventures and associates
Associates are entities over which the Company has significant influence, but does not control. Joint ventures are entities in which the investor, bound by an agreement, does not individually exercise financial and operational decision-making power, regardless of the percentage of voting capital held. Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost.
4.1.3. Business combination
In a business combination, the assets identified, liabilities and contingent liabilities acquired are measured at their respective fair values on the acquisition date. The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill, presented under investment in the individual financial statements of the acquiring company and in the intangible asset in the consolidated financial statements. When the difference between the acquisition cost and the fair value of the net assets acquired indicates a negative amount, the gain on the bargain purchase is recognized directly in the income statement.
The amount that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill and, therefore, is amortized over the concession period. Goodwill arising solely from the recognition of deferred tax (34%) on the gain/loss recorded in the business combination is classified as technical goodwill and is not amortized but only tested for impairment.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-23

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
4.2.1. Financial assets measured at fair value through profit or loss
Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.
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
4.2.3. Financial assets measured at fair value through other comprehensive income
They mainly comprise investments in equity instruments held for medium to long-term strategic purposes, designated at fair value through other comprehensive income, since recognizing short-term fluctuations in the fair value of these investments in profit or loss would not be in line with the Company's strategy of maintaining and observing its long-term performance potential.
4.2.4. Financial liabilities measured at amortized cost
Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate the interest expense on these liabilities over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash flows (including fees paid or received, which form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-24

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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
4.2.7. Derivative financial instruments
Mark-to-market of energy purchase and sale contracts
The Company negotiates energy purchase and sale agreements and part of its contracts are designated and classified as derivative financial instruments measured at fair value through profit or loss. Net unrealized gains or losses arising from the mark-to-market of these contracts (difference between contracted and market prices) are recorded as operating income or operating cost in the Statement of income for the year.
Swap and Hedge Operations
The Company hedges its exposure to interest rate risks on debt through swap agreements, which are recognized as assets and/or liabilities on the statement of financial position and initially and subsequently measured at fair value. Changes in the fair value of derivatives are recognized in financial results.
For the purposes of reducing earnings volatility and ensuring transparency in the effects of capital management, the Company adopts hedge accounting. The Company debts that are hedged are designated as “fair value hedge”, so that changes in the fair values of both the hedge instruments and the hedge items are recorded in the financial results.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-25

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
4.4.3. Power generation concession
The Company has concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets are transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.
4.5. Contract assets
Represents the contractual right of the Company related to the construction of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.
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
The implicitly remuneration rate of each concession is determined by the projection of the expected cost, the profit margin in the construction phase and the projection of the Annual Permitted Revenue (“RAP”) to be received, net of the variable consideration estimate (Variable Installment - “PV”) and the portion intended to remunerate Operation and Maintenance (O&M). This remuneration rate is fixed at the initial period and does not change during the performance of the contract.
The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.11.3), and by their financial remuneration (Note 4.11.2).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-26

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
After the start of commercial operation, to the extent that the operation and maintenance (O&M) service is provided, the part of the RAP referring to O&M revenue is recognized in the income statement at fair value, on a monthly basis, and billed together with the part of the revenue recognized in the construction phase. This invoiced amount is transferred to financial assets under trade accounts receivable until it is actually received. The rates defined by Aneel are used as a reference, since these rates were the subject of technical and statistical studies and represent the best estimate of the useful life of each asset.
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
The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives. The rates defined by Aneel are used as a reference, since these rates have been the subject of technical and statistical studies carried out by the regulatory agency and are practiced and accepted by the market as representative of the economic useful life of the assets.
Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.
4.8. Intangible Assets
They mainly comprise the assets arising from the concession contracts detailed below, in addition to the concession/authorization rights generated in business combinations (Note 4.1.3) and balances of software acquired from third parties and software developed in-house which are measured at acquisition cost and amortized over five years.
4.8.1. Acquisition of exploration rights - onerous concession contract
Corresponds to acquisition of exploration rights on hydropower potential whose onerous concession contract is signed as Use of Public Property - UBP and/or Grant Bonus. This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential, the amount presented is fixed and amortized over the concession period.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-27

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
4.9.2. Non-financial assets
When there is a loss arising from situations in which the asset's book value exceeds its recoverable amount, defined as the higher of the asset's value in use and the fair value net of the asset's selling expenses, this loss is recognized in profit or loss for the year. For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU). The amount of the impairment of non-financial assets is reviewed periodically and in case of reversal of impairment recorded in prior years, this reversal is recognized in the current year results.
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
4.10. Provisions
Provisions are recognized when: i) the Company has a present obligation (legal or not formalized) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation. For the calculation of recurring matters, the company's historical experience with similar cases is used to estimate the most likely outcome for the set of processes. The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-28

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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
4.11. Revenue recognition
4.11.1. Revenue from contracts with customers
Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the Electricity sales to Distributors and to Final Customers and from the Use of main distribution and transmission grid.
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
Revenue from Electricity sales to Final Customers and from the Use of main distribution and transmission grid is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue on an estimated basis, based on the last billing. The concession contract for the public electricity distribution service provides for compensation for non-performance of quality indicators which, when incurred, are accounted for as a reduction in revenue from the use of the main distribution grid.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-29

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
4.12. Deferred income tax and social contribution
The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.
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
4.13. Post-employment benefits
The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance). The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.
The assets of the benefit plans are valued at market value (marked-to-market). For the assistance plan that offers post-employment benefits (Prosaúde II), the value of the plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.
Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.
Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.
4.14. Share-based compensation
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
4.15. Right to use lease assets and liabilities
Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-30

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
4.16. Assets and liabilities held for sale and discontinued operation
Assets and liabilities are classified as held for sale when the sale is highly probable, i.e., when they are available for immediate sale under current conditions and senior management is committed to the divestment, which is expected to be completed within 12 months of the reclassification date. Assets held for sale and associated liabilities are measured at book value or fair value net of selling expenses, whichever is the lower. If the asset represents an important separate line of business, the transaction is classified as a discontinued operation, and its results and cash flows are presented separately..
4.17. Treasury shares
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
4.18. Standards applicable to the Company effective January 1, 2025
As of January 1, 2025, the following changes in standards are in effect, with no significant impact on the Company's financial statements:
(i)IAS 21 - Effects of Changes in Exchange Rates Entitled Lack of Convertibility;
4.19. New standards that are not yet in effect
As of the following financial years, the new and/or revised standards below will be in effect:
(i)IFRS 9 and IFRS 7 - Classification and measurement of financial instruments and Contracts with reference to energy and whose generation depends on nature: address recent practical issues, improve understanding, and include new requirements applicable to entities in general, not just financial institutions (effective as of January 1, 2026);
(ii)IFRS 18 - Presentation and Disclosure in Financial Statements: changes in the presentation and disclosure related to the statement of financial performance and the disclosure of management performance measures within the financial statements (effective as of January 1, 2027);
(iii)IFRS 19 - Subsidiaries without Public Accountability: Allows for the application of reduced disclosure requirements for eligible subsidiaries of entities that report under international accounting standards (effective as of January 1, 2027);
(iv)Annual Improvements to IFRS Accounting Standards - Volume 11: changes intended to clarify the wording of certain standards or to correct relatively minor unintended consequences, omissions, or conflicts between the requirements of international accounting standards (effective as of January 1, 2026);
(v)IFRS 10 and IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).
The Company does not expect significant impacts on the financial statements as a result of these changes in standards, except for IFRS 18, for which management is assessing the impacts of adoption.
5. Cash and Cash Equivalents

	12.31.2025	12.31.2024
Cash and bank accounts	379,611	174,798
Financial investments with immediate liquidity	2,750,752	3,987,141
	3,130,363	4,161,939

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-31

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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
Financial investments refer to Bank Deposit Certificates (“CDB”) and Repurchase Agreements which, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, are remunerated at between 70.0% and 102.1% of the variation rate of the Interbank Deposit Certificate (“CDI”).
6. Bonds and Securities

Category	Index	12.31.2025	12.31.2024
Units in Funds (a)	CDI	593,217	418,465
Bank Deposit Certificates – CDB	96% to 101% of CDI	82,929	94,707
Committed Operation	98% of CDI	15,635	16,536
		691,781	529,708
Current		895	623
Noncurrent		690,886	529,085
Interbank Deposit Certificate – CDI
(a) Most of these are reserve accounts intended to fulfill loan, financing and debentures contracts with BNDES.
The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 3 to 50 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.
7. Trade Accounts Receivable

	Balances falling due	Overdue	Overdue for more	Total	Total
		Up to 90 days	More than 90 days	12.31.2025	12.31.2024
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	1,816,229	439,188	161,699	2,417,116	2,255,678
Unbilled electricity sales to final customers and Charges for use of the system - Copel DIS	931,460	—	—	931,460	930,801
Electricity sales for final customers	135,042	1,736	4,647	141,425	177,516
Other consumers receivables	68,662	26,691	16,227	111,580	187,204
Energy supply	813,128	6,862	137,615	957,605	666,055
Charges for use of the transmission system	102,758	1,354	55,166	159,278	102,342
(-) Expected credit losses (Note 7.2)	(9,669)	(17,637)	(228,012)	(255,318)	(240,714)
	3,857,610	458,194	147,342	4,463,146	4,078,882
Current				4,300,957	3,962,702
Noncurrent				162,189	116,180
(a) Includes the balance of debt installments of Copel DIS (Note 7.1).
7.1. Debt installments

	12.31.2025	12.31.2024
Residential	99,097	106,440
Industrial	69,950	77,038
Commercial	298,725	181,104
Rural	9,212	10,058
Public Entities	4,647	5,011
Public lighting	419	454
Public service	1,931	2,074
(-) Adjustment to present value	(99,910)	(21,251)
	384,071	360,928

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-32

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
At Copel DIS, the installment payment of overdue debts may be granted at the consumer's request based on criteria and conditions, which include the minimum down payment percentage, the number of installments, and guarantee requirements, depending on the amount of the debt.
The balances of debt installments, as of December 31, 2025, are at present value, and take into account the amount to be discounted, the due dates of the installments and the weighted average discount rate of 1.2% p.m. (1.28% p.m. as of December 31, 2024).
7.2. Expected credit losses

	Balance as of January 01, 2024	Additions	Write offs	Reclassification (a)	Balance as of December 31, 2024	Additions / (Reversals)	Write offs	Business combination effect (b)	Balance as of December 31, 2025
Electricity sales to final customers, Charges for use of the system and other consumers receivables - Copel DIS	133,867	70,627	(120,871)	—	83,623	100,735	(87,304)	—	97,054
Electricity sales to final customers and other consumers receivables - Copel COM	15,324	716	(9,175)	—	6,865	(1,468)	(2,381)	—	3,016
Energy supply and Charges for use of the transmission system	133,191	21,172	(4,137)	—	150,226	(1,764)	(2,412)	9,198	155,248
Gas distribution	—	7,510	—	(7,510)	—	—	—	—	—
	282,382	100,025	(134,183)	(7,510)	240,714	97,503	(92,097)	9,198	255,318
(a) Reclassification related to Compagas values, sold in 2024.
(b) Balances acquired in the business combination described in Note 1.2.
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

	Balance as of January 1, 2025	Operating revenues		Financial results	Tariff flags	Statement of Financial Position	Balance as of December 31, 2025
		Constitution	Amortization	Updating		Constitution
Portion A
Electricity purchased for resale – Itaipu	78,793	109,999	(21,659)	13,307	—	—	180,440
Electricity purchased for resale – CVA Energy	(62,125)	721,685	154,935	15,948	(451,583)	—	378,860
Transport of energy using the transmission system – basic grid	402,396	98,764	(340,198)	30,053	—	—	191,015
Transport of energy purchased from Itaipu	29,570	5,255	(25,871)	85	—	—	9,039
System Service Charges - ESS	112,687	(9,646)	(65,358)	5,273	(45,184)	—	(2,228)
Energy Development Account - CDE	(64,790)	350,530	(19,127)	6,960	—	—	273,573
Proinfa	(7,721)	42,104	(16,191)	3,934	—	—	22,126
Other financial components
Refunds of Pis and Cofins (Note 12.3)	(568,455)	—	1,017,539	—	—	(864,545)	(415,461)
Neutrality	(276,986)	(153,256)	285,023	(7,254)	—	—	(152,473)
Hydrological risk	(481,262)	(392,087)	459,507	(24,873)	—	—	(438,715)
Tariff refunds	(172,956)	(94,351)	129,927	(4,518)	—	—	(141,898)
Overcontracting	234,070	265,156	(171,122)	16,034	(194,846)	—	149,292
CDE Water Shortage	—	(58,086)	31,728	(2,995)	—	—	(29,353)
CDE Eletrobras	(38,891)	37,956	4,484	(1,940)	—	(13,164)	(11,555)
Anticipation of distributed generation bank	—	189,204	—	—	—	—	189,204
Tariff mitigation mechanism	(242,372)	(217,211)	262,497	(45,758)	—	—	(242,844)
Other	(19,768)	(34,134)	39,489	(26,718)	—	(955)	(42,086)
	(1,077,810)	861,882	1,725,603	(22,462)	(691,613)	(878,664)	(83,064)
Current assets	—						400,463
Noncurrent assets	—						400,463
Current liabilities	(935,322)						(883,990)
Noncurrent liabilities	(142,488)						—

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-33

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of January 1, 2024	Operating revenues		Financial results	Tariff flags	Statement of Financial Position	Balance as of December 31, 2024
		Constitution	Amortization	Updating		Constitution
Portion A
Electricity purchased for resale - Itaipu	106,561	73,899	(108,421)	6,754	—	—	78,793
Electricity purchased for resale - CVA Energ	(557,165)	153,184	466,293	(43,429)	(81,008)	—	(62,125)
Transport of energy using the transmission system - basic grid	601,157	258,551	(515,559)	58,247	—	—	402,396
Transport of energy purchased from Itaipu	54,593	15,689	(46,482)	5,770	—	—	29,570
ESS	142,484	128,496	(103,966)	11,938	(66,265)	—	112,687
CDE	1,280	(50,074)	(18,442)	2,446	—	—	(64,790)
Proinfa	(14,495)	(15,485)	23,969	(1,710)	—	—	(7,721)
Other financial components
Refunds of Pis and Cofins (Note 12.3)	(702,895)	—	1,317,355	—	—	(1,182,915)	(568,455)
Neutrality	(19,622)	(395,710)	154,354	(16,008)	—	—	(276,986)
Hydrological risk	(475,400)	(430,730)	445,336	(20,468)	—	—	(481,262)
Tariff refunds	(181,607)	(97,904)	113,258	(6,703)	—	—	(172,956)
Overcontracting	634,193	150,068	(390,911)	25,573	(184,853)	—	234,070
Itaipu Bonus	(3,243)	—	(55,741)	—	—	58,984	—
CDE Eletrobras	(41,882)	66,074	22,929	(4,733)	—	(81,279)	(38,891)
Tariff attenuation mechanism	—	(234,789)	—	(7,583)	—	—	(242,372)
Other	(17,004)	(14,608)	13,091	(1,247)	—	—	(19,768)
	(473,045)	(393,339)	1,317,063	8,847	(332,126)	(1,205,210)	(1,077,810)
Current assets	15,473						—
Noncurrent assets	15,473						—
Current liabilities	(476,103)						(935,322)
Noncurrent liabilities	(27,888)						(142,488)
9. Accounts Receivable - Concessions

	Distribution (Note 9.1)	Generation		Total
		Bonus from the grant (Note 9.2)	Concessions agreements (Note 9.3)
Balance as of January 1, 2024	1,954,679	792,741	71,835	2,819,255
Transfers from contract assets	578,820	–	–	578,820
Transfers to other receivables (assets held for disposal)	(1,927)	–	–	(1,927)
Fair value recognition	82,424	–	3,590	86,014
Write-offs	(3,265)	–	–	(3,265)
Transfers to electricity grid use charges - customers	–	(91,737)	–	(91,737)
Interest (Note 28.1)	–	120,800	–	120,800
Balance as of December 31, 2024	2,610,731	821,804	75,425	3,507,960
Transfers from contract assets (Note 10)	913,668	–	–	913,668
Fair value recognition	161,244	–	3,248	164,492
Write-offs	(6,089)	–	–	(6,089)
Transfers to electricity grid use charges - customers	–	(96,142)	–	(96,142)
Interest (Note 28.1)	–	119,557	–	119,557
Balance as of December 31, 2025	3,679,554	845,219	78,673	4,603,446
Current				12,867
Noncurrent				4,590,579
9.1. Power distribution service concession contract
Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-34

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
9.2. Bonus from the grant of concession agreements under the quota system
Balance relating to the bonus for the grant of the GPS HPP concession contract, paid to the Granting Authority, restated by the IPCA and interest, in accordance with the concession contract signed on January 5, 2016.
9.3. Power generation concessions contract
Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I, depreciated until 2015, when the concessions expire. In August 2022, Copel filed with Aneel the appraisal reports relating to the residual values as of July 2015, for inspection by the regulatory agency. In order to establish guidelines for the process of recognizing complementary investments to the basic project, as referred to in Article 2 of Decree No. 7850/2012, and to establish the form of payment to generation concessionaires, on July 3, 2025, the Ministry of Mines and Energy opened Public Consultation No. 190/2025 in order to propose the process to be followed in the payment of amounts approved by Aneel, pursuant to Normative Resolution No. 1027/2022, covering generation concessionaires, including Copel, with the GPS and Mourão hydroelectric plants. To date, the public consultation has not been concluded, including its regulation.
10. Contract assets

	Distribution (Note 10.1)	Transmission (Note 10.2)		Total
		Concession assets	RBSE assets
Balance as of January 1, 2024	2,201,958	4,087,156	1,315,947	7,605,061
Acquisitions	2,465,040	645,525	188,105	3,298,670
Construction revenue	—	95,610	—	95,610
Customers contributions	(268,692)	—	—	(268,692)
Transfers to intangible assets (Note 16)	(2,103,522)	—	—	(2,103,522)
Transfers to accounts receivable – concessions (Note 9)	(578,820)	—	—	(578,820)
Write-offs or disposal	(14,496)	—	—	(14,496)
Realization of fair value adjustments recognized in the business combination	—	722	—	722
Transfers to electricity grid use charges - customers	—	(508,832)	(306,596)	(815,428)
Other transfers	(20)	(8,179)	—	(8,199)
Balance as of December 31, 2024	1,701,448	4,312,002	1,197,456	7,210,906
Acquisitions	3,268,885	845,918	136,968	4,251,771
Construction revenue	–	226,366	–	226,366
Customers contributions	(309,835)	–	–	(309,835)
Transfers to intangible assets (Note 16)	(2,901,548)	–	–	(2,901,548)
Transfers to accounts receivable – concessions (Note 9)	(913,668)	–	–	(913,668)
Write-offs or disposal	(20,453)	–	–	(20,453)
Effect of business combination (a)	–	3,110,665	–	3,110,665
Realization of fair value adjustments recognized in the business combination	–	2,134	–	2,134
Transfers to electricity grid use charges – customers	–	(663,898)	(273,670)	(937,568)
Other transfers	–	(8,695)	–	(8,695)
RBSE adjustment - review of the financial component	–	–	(115,069)	(115,069)
Balance as of December 31, 2025	824,829	7,824,492	945,685	9,595,006
Current				392,594
Noncurrent				9,202,412
a) Balances acquired in the business combination described in Note 1.2.
10.1. Power distribution service concession contract
The balance consists of work in progress mainly related to the construction and expansion of substations, distribution lines and networks, and metering equipment, measured at historical cost, net of special liabilities, and which are transferred to the Accounts receivable related to the concessions and Intangible assets as these works are completed. The capitalized costs of loans, financing, and debentures during the construction phase amounted to R$15,364 in 2025, at an average rate of 0.18% p.a. (R$19,187 at an average rate of 0.25% p.a. in 2024).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-35

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
10.2. Transmission service concession contract
RBSE adjustment - review of the financial component
In June 2022, Technical Note 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE. In April 2023, Technical Note 85/2023–SGT/Aneel was issued, presenting a technical analysis of the comments on the calculations presented in Technical Note 085/2022-SGT/Aneel. On June 10, 2025, Aneel, through Resolution No. 3,467/2025, revised the provisions of Resolution No. 2,847/2021 and approved, as of this date, the new Annual Permitted Revenues (“RAP”) values for the financial component, with a negative impact of R$115,069 on Copel GeT net operating revenue.
Tariff Review
In July 2024, Aneel approved the tariff review of part of Copel GeT transmission concession contracts, with a negative impact of R$44,402, mainly due to the assessment of the New Replacement Value (“VNR”) of the assets, partially offset by the increase in the RAP for reinforcements and improvements carried out in the last cycle. Copel submitted an administrative appeal to Aneel requesting a review of the values and in April 2025 Order No. 1,228/2025 was issued, partially granting the Company's claims, generating a positive effect of R$39,109 on Copel GeT net operating revenue in 2025.
In July 2025, as disclosed in Notice to the Market No. 14/25, Aneel approved the establishment of the RAP for the 2025-2026 cycle, effective as of July 1, 2025. According to Technical Note 141/2025, the RAPs of Copel GeT and its equity interests will now be R$1,811,183, an increase of 13.6%, already considering 100% of the interest in MSG and the effects of the reduction in the financial component of RBSE.
Assumptions - contract assets

	12.31.2025			12.31.2024
	Concession assets	RBSE assets		Concession assets	RBSE assets
		Financial	Economic		Financial	Economic
Construction margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Operating and maintenance margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Remuneration rate (a)	9.12% p.a.	8.11% p.a.	11.10% p.a.	9.62% p.a.	8.11% p.a.	11.10% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution	1,033,357	176,267	122,087	611,620	209,055	115,920
(a) Average rate of contracts
(b) Contract 075/2001 – LT 230 kV Bateias – Jaguariaíva, from Copel GET, and contract 002/2005 – LT 525 kV Ivaiporã – Londrina, from Uirapuru, are adjusted by the IGPM.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-36

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
11. Other Receivables

	12.31.2025	12.31.2024
CDE Transfer (a)	394,814	325,657
Investment disposal (b)	340,384	596,203
Indemnification asset (Note 1.2)	346,634	—
Assets and rights disposal (c)	332,744	315,436
Services in progress (d)	230,940	239,474
Contractual advances to suppliers	35,688	44,624
Disposals and decommissioning in progress	33,829	35,676
Tariff flag	17,561	10,076
Advance payments to employees	11,816	12,536
Other receivables	99,972	51,838
	1,844,382	1,631,520
Current	1,050,086	949,674
Noncurrent	794,296	681,846
(a) Balance receivable from the Energy Development Account (CDE) to cover tariff discounts (Law No. 10,438/2002 and Decree No. 7,891/2013), with the monthly quota stipulated in the Annual Tariff Adjustment/Revision. Each month, the Company estimates the differences to be offset in the next tariff adjustment. On December 31, 2025, the balance receivable for the monthly quota is R$88,979, the balance to be offset in the 2025-2026 cycle is R$143,611, and the balance being accrued is R$162,224 (on December 31, 2024, respectively, R$141,619, R$81,610, and R$102,428).

(b) Balance resulting mainly from the divestment of Compagas completed in 2024, with receipt of R$326,885 in September 2025 and expected settlement in September 2026.
(c) Refers to the balance receivable arising from the sale of assets no longer used by Copel GeT and FDA concessions in 2024.
(d) Refers mainly to expenses related to R&D and PEE projects in progress, which are recorded as assets against cash during execution. Once completed and approved by Aneel, the balances of this asset are offset against the respective liability, which was initially recorded as a contra-entry to income, as a deduction from operating revenue.
12. Taxes
12.1. Deferred income tax and social contribution

	Balance as of January 1, 2024	Recognized in income		Recognized comprehensive income	Balance as of December 31, 2024	Recognized in income	Effect of business combination (a)	Recognized in the comprehensive income	Balance as of December 31, 2025
		Continued operations	Discontinued operations			Continued operations
Noncurrent assets
Post-employment benefits	504,612	12,801	—	(123,578)	393,835	9,815	—	96,808	500,458
Tax losses and negative tax basis	103,285	345,316	(229,063)	—	219,538	105,573	149,485	—	474,596
Provisions for legal claims	592,478	(294,225)	—	—	298,253	(24,483)	1,815	—	275,585
Provision for allocation of PIS and Cofins credits	649,412	(112,012)	—	—	537,400	(276,022)	—	—	261,378
Effects of business combination	5,248	5,220	—	—	10,468	(44,485)	239,294	—	205,277
Fair value in the purchase and sale of power	256,220	(125,049)	—	—	131,171	49,521		—	180,692
Expected credit losses	140,956	(13,371)	—	—	127,585	1,571	3,127	—	132,283
Lease liability	74,662	(648)	—	—	74,014	8,539		—	82,584
Impairment of assets	213,287	3,696	—	—	216,983	(146,283)	—	—	70,700
Amortization – concession	62,869	5,220	(18,345)	—	49,744	5,220	—	—	54,964
Provisions for performance and profit sharing	50,803	9,303	—	—	60,106	(9,126)	—	—	50,980
Voluntary retirement program	207,809	(170,230)	—	—	37,579	(31,070)	—	—	6,509
Research and development and energy efficiency programs	67,265	(49,705)	—	—	17,560	(15,920)	1,270	—	2,910
Concession contracts	17,633	(1,069)	—	—	16,564	(1,069)	—	—	15,495
Taxes with suspended liability	89,853	(89,853)	—	—	—	—	—	—	—
Others	123,624	15,477	—	—	139,101	46,748	1,136	—	186,985
	3,160,016	(459,129)	(247,408)	(123,578)	2,329,901	(321,471)	396,158	96,808	2,501,396
(-) Noncurrent liabilities
Concession contracts	2,026,461	46,243	—	—	2,072,704	(182,122)	378,018	—	2,268,600
Fair value in the purchase and sale of power	374,573	(137,495)	—	—	237,078	55,832	—	—	292,910
Effects of business combination	—	—	—	—	—	277,123	—	—	277,123
Deemed cost of property, plant and equipment	290,918	(17,773)	—	—	273,145	(21,379)	—	—	251,766
Right-of-use asset	70,325	(881)	—	—	69,444	6,381		—	75,825
Escrow deposits monetary variation	84,890	(36,502)	—	—	48,388	4,457	2,714	—	55,559
Transaction cost on loans and financing and debentures	41,664	5,837	—	—	47,501	6,735	—	—	54,236
Accelerated depreciation	146,538	15,907	—	—	162,445	(114,567)	—	—	47,878
Others	53,752	86,971	—	(243)	140,480	27,501	—	710	168,691
	3,089,121	(37,693)	—	(243)	3,051,185	59,961	380,732	710	3,492,588
Net	70,895	(421,436)	(247,408)	(123,335)	(721,284)	(381,432)	15,426	96,098	(991,192)
Assets presented in the Statement of Financial Position	1,757,688				1,174,175				991,404
Liabilities presented in the Statement of Financial Position	(1,686,793)				(1,895,459)				(1,982,596)
(a) Balances recorded as a result of the business combination described in Note 1.2.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-37

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
12.1.1. Projection for realization of deferred income tax and social contribution
The projection of the realization of deferred tax credits recognized in noncurrent assets and liabilities is based on the expected realization period of each item of deferred assets and liabilities and tax losses, as well as tax losses carryforwards, considering projected future results.
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
•Impairment of assets: recognized as amortization, depreciation, write-off, or disposal of the reduced asset occurs, or by reversal when estimates of recoverability improve;
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
The projected realization of the deferred taxes is shown below:

	Assets	Liabilities
2026	685,149	(330,094)
2027	369,650	(321,304)
2028	189,706	(295,584)
2029	114,916	(257,147)
2030	86,995	(220,214)
2031 to 2033	164,470	(456,347)
After 2033	890,510	(1,611,898)
	2,501,396	(3,492,588)
12.1.2. Unrecognized tax credits
In addition to the deferred income tax and social contribution credits recorded in assets, on December 31, 2025, the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$129,694 (R$105,311, as of December 31, 2024) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-38

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
12.2. Other taxes recoverable and other tax obligations

	12.31.2025	12.31.2024
Current assets
Recoverable ICMS (VAT)	194,698	166,339
Recoverable PIS/Pasep and Cofins taxes (a)	229,626	816,863
Other recoverable taxes	1,782	11,416
	426,106	994,618
Noncurrent assets
Recoverable ICMS (VAT)	298,000	221,313
Recoverable PIS/Pasep and Cofins taxes (a)	732,077	1,011,036
Other recoverable taxes	97,505	88,177
	1,127,582	1,320,526
Current liabilities
ICMS (VAT) payable	252,029	189,102
ICMS installment payment	8,030	4,712
PIS/Pasep and Cofins payable	149,081	31,033
IRRF on interest on capital	168,009	—
Special Tax Regularization Program – Pert	72,499	66,852
Other taxes	27,625	10,646
	677,273	302,345
Noncurrent liabilities
ICMS (VAT) payable	10,965	10,965
ICMS installment payment	4,940	7,251
Special Tax Regularization Program – Pert	223,543	272,979
	239,448	291,195
Asset and liability balances presented on a net basis, considering the Company's right and intention to realize the asset and liability on a net basis.
(a) The consolidated balance includes amounts related to Pis and Cofins credits on ICMS (Note 12.3).
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
The following table shows the movement of the asset:

Balance as of January 1, 2024	2,665,864
Monetary variation	144,444
Offsetting with taxes payable	(1,087,281)
Balance as of December 31, 2024	1,723,027
Monetary variation	99,441
Offsetting with taxes payable	(964,794)
Balance as of December 31, 2025	857,674
Current	218,671
Noncurrent	639,003
The following table shows the movement in the provision for PIS and Cofins credit allocation, resulting from the amounts under discussion for refund to consumers. The amounts are being refunded to consumers via the tariff process as the tax credits on the assets are offset.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-39

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Liabilities to be refunded to consumers	Provision for allocation of PIS and Cofins credits	Total
Balance as of January 1, 2024	731,726	1,909,775	2,641,501
Monetary variation	78,675	43,327	122,002
(-) Transfer to sectorial financial liabilities	(810,401)	(372,514)	(1,182,915)
Balance as of December 31, 2024	–	1,580,588	1,580,588
Monetary variation	–	64,510	64,510
(-) Transfer to sectorial financial liabilities (a)	–	(864,545)	(864,545)
Balance as of December 31, 2025	–	780,553	780,553
Current	–	119,280	119,280
Noncurrent	–	661,273	661,273
(a) Amount defined in Copel DIS tariff adjustment of June 24, 2025, with a reducing effect on the tariff during the 2025-2026 tariff cycle.
The Direct Unconstitutionality Proceeding (“ADI”) filed by the Brazilian Association of Electric Energy Distributors (Abradee) questioning Law No. 14,385/2022 was partially upheld on August 14, 2025, resulting in the confirmation of the constitutionality of this law. However, according to the Judgment published on December 10, 2025, it was also determined: (i) that the 10-year period be observed, counted from the date of the effective refund of the undue payment to the distributors or the final approval of the compensation made by them; (ii) that the deduction of taxes levied on the refund, as well as specific fees incurred by the concessionaires, be allowed for the purpose of obtaining the refund of the undue payment; and (iii) that the receipt in good faith of the excess amount by the consumer user shall not be subject to refund.
Still the publication of the Judgment, there are still some issues to be resolved by the Brazilian Supreme Court (“STF”), in particular some contradictions between what was discussed during the trial by the Justices and what was stated in the Judgment regarding the application of the statute of limitations.
In view of this, ABRADEE filed an appeal for clarification, which is why there are still issues that may be addressed by the STF in the context of ADI 7324. Thus, the Company believes that there are insufficient grounds to change the amounts already recorded and presented in these financial statements. It should be noted that the Company continues to actively monitor the legal proceedings and any developments.
12.4. Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	12.31.2025	12.31.2024	12.31.2023
Income before IRPJ and CSLL	3,246,659	2,907,234	2,489,724
(-) Result of equity investments	(239,997)	(281,202)	(307,809)
	3,006,662	2,626,032	2,181,915
IRPJ and CSLL (34%)	(1,022,265)	(892,851)	(741,851)
Tax effects on:
Interest on equity (JCP)	374,000	300,220	325,720
Dividends	126	388	453
Nondeductible expenses	(9,428)	(24,957)	(22,701)
Tax incentives	3,355	4,251	9,905
Unrecognized tax loss and negative basis of CSLL	(24,443)	(17,878)	(24,345)
Difference between tax bases of deemed profit and taxable profit	58,627	(29,949)	18,844
Effect of non-taxable monetary variation (Selic) on undue tax payments	34,055	48,918	87,207
Others	8,355	12,423	(7,289)
INCOME TAX AND SOCIAL CONTRIBUTION	(577,618)	(599,435)	(354,057)
Effective rate - %	19.2%	22.8%	16.2%
With regard to uncertainties about the treatment of income taxes, the Company has made assessments and concluded that it is more likely than not that the treatments will be accepted by the tax authority. The amounts involved ongoing lawsuits relating to income tax and social contribution issues are disclosed in Note 26.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-40

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
12.5. Consumption tax reform
In December 2023, Constitutional Amendment No. 132 was enacted, instituting Tax Reform in the area of consumption taxation in Brazil and promoting significant structural changes in the national tax system. In addition, Supplementary Laws No. 214/2025 and No. 227/2025 were enacted, establishing the main regulatory provisions necessary for the gradual implementation of the new tax model, which still depends on additional regulations and operational definitions by the competent authorities.
Considering the relevance, complexity, and gradual nature of the implementation of the Tax Reform, the Company formed a multidisciplinary group involving the tax, accounting, legal, information technology, regulatory, and business areas, with the objective of assessing the potential impacts on its operations, financial position, results, cash flows, systems, processes, and internal controls.
Based on initial studies, Management defined a structured action plan to comply with the new legal and operational requirements. Throughout fiscal year 2025, the Company initiated and implemented the planned actions, including, among others, process reviews, system updates and adjustments, mapping of tax impacts, and strengthening of internal controls related to tax assessment and compliance with ancillary obligations.
For fiscal year 2026, the Company will continue to execute this action plan, focusing on completing the measures necessary to adapt to the changes that will take effect in 2027, notably the elimination of PIS and Cofins contributions and the introduction of the Goods and Services Contribution tax (CBS). However, given that the Tax Reform implementation process is still evolving, with possible legislative changes, complementary regulations, and interpretations by tax authorities.
The Company continuously monitors legislative updates, infra-legal regulations, and discussions within the sector, periodically reviewing its estimates, assumptions, and judgments in light of new information available. Any effects resulting from future changes in legislation or its interpretation will be reflected prospectively in the financial statements for the period in which such changes are effectively known or implemented.
13. Judicial deposits

	12.31.2025	12.31.2024
Taxes claims	216,138	229,141
Labor claims	86,187	88,398
Civil claims	47,732	47,919
Easements	16,413	21,564
Customers	2,720	5,865
Others	4,759	1,477
	373,949	394,364

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-41

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
14. Investments
14.1. Changes in investments

	Balance as of January 1, 2025	Equity in earnings	Capital decrease	Dividends and JCP	Other (a)	Balance as of December 31, 2025
Joint Ventures
Voltalia São Miguel do Gostoso I	116,225	(7,520)	—	—	—	108,705
Voltalia São Miguel do Gostoso – authorization rights	8,203	—	—	—	(367)	7,836
Caiuá	138,698	13,472	—	(23,723)	—	128,447
Integração Maranhense	214,474	18,591	—	(13,449)	—	219,616
Matrinchã	1,029,198	91,655	—	(83,479)	—	1,037,374
Guaraciaba	517,914	31,955	—	(5,474)	—	544,395
Paranaíba	313,606	30,265	—	(16,227)	—	327,644
Mata de Santa Genebra	695,051	23,057	—	(34,580)	(683,528)	—
Cantareira	486,919	13,642	—	(74,860)	—	425,701
Solar Paraná (Note 37.4)	7,335	480	(294)	(270)	(7,251)	—
	3,527,623	215,597	(294)	(252,062)	(691,146)	2,799,718
Associates
Dona Francisca Energética	34,725	5,694	—	(5,811)	—	34,608
Foz do Chopim Energética	15,146	18,706	—	(19,618)	—	14,234
	49,871	24,400	—	(25,429)	—	48,842
Investment property	443	—	—	—	(1)	442
	3,577,937	239,997	(294)	(277,491)	(691,147)	2,849,002
(a) Amortization of the authorization right, as well as effects of the business combination that resulted in the reclassification of Mata de Santa Genebra from Joint Venture to Subsidiary (Note 1.2) and reclassification of investment to held for sale (Note 37.4).
JCP – Interest on equity

	Balance as of January 1, 2024	Equity in earnings	Capital decrease	Dividends and JCP	Other (a)	Balance as of December 31, 2024
Joint Ventures
Voltalia São Miguel do Gostoso I	117,484	(1,259)	—	—	—	116,225
Voltalia São Miguel do Gostoso - authorization rights	8,570	—	—	—	(367)	8,203
Caiuá	133,074	12,641	—	(7,017)	—	138,698
Integração Maranhense	212,060	18,623	—	(16,209)	—	214,474
Matrinchã	994,999	79,117	—	(44,918)	—	1,029,198
Guaraciaba	492,083	31,193	—	(5,362)	—	517,914
Paranaíba	292,022	29,908	—	(8,324)	—	313,606
Mata de Santa Genebra	736,685	48,533	(37,129)	(53,038)	—	695,051
Cantareira	468,311	42,448	—	(23,840)	—	486,919
Solar Paraná	7,209	215	—	(89)	—	7,335
	3,462,497	261,419	(37,129)	(158,797)	(367)	3,527,623
Associates
Dona Francisca Energética	30,812	5,354	—	(1,441)	—	34,725
Foz do Chopim Energética	16,113	14,431	—	(15,398)	—	15,146
Other	1,931	(2)	—	—	(1,929)	—
	48,856	19,783	—	(16,839)	(1,929)	49,871
Investment property	444	—	—	—	(1)	443
	3,511,797	281,202	(37,129)	(175,636)	(2,297)	3,577,937
(a) Amortization of authorization rights and sale of Carbocampel.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-42

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
14.2. Subsidiaries with non-controlling interests
14.2.1. Summary financial information

	Elejor
	12.31.2025	12.31.2024
ASSETS	717,867	748,720
Current assets	115,667	124,996
Noncurrent assets	602,200	623,724
LIABILITIES	717,867	748,720
Current liabilities	114,524	114,110
Noncurrent liabilities	730,149	760,550
Equity	(126,806)	(125,940)

	Elejor
	12.31.2025	12.31.2024	12.31.2023
STATEMENT OF INCOME
Net operating revenue	153,989	91,418	140,757
Operating costs and expenses	(94,480)	(102,299)	(92,793)
Financial results	(62,923)	(124,476)	(43,569)
Income tax and social contribution	1,165	46,029	(1,487)
Net income (loss)	(2,249)	(89,328)	2,908
Other comprehensive income	1,385	(475)	(4,206)
Total comprehensive income	(864)	(89,803)	(1,298)
STATEMENTS OF CASH FLOWS
Cash flows from operating activities	(6,433)	(58,715)	(14,772)
Cash flows from investing activities	(10,867)	(10,747)	(4,600)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(17,300)	(69,462)	(19,372)
Cash and cash equivalents at the beginning of the year	97,082	166,544	185,916
Cash and cash equivalents at the end of the year	79,782	97,082	166,544
CHANGE IN CASH AND CASH EQUIVALENTS	(17,300)	(69,462)	(19,372)
The balances shown in the above consider the company's values before any elimination of intercompany balances. Elejor's negative result is mainly due to monetary restatement by the IGPM on the balance of accounts payable related to the concession. On October 8, 2025, Law No. 15,235/2025 was enacted, originating from Provisional Executive Order (‘MP”) No. 1,300/2025, which authorizes the renegotiation of UBP installments due. Elejor's management is awaiting the final terms of the process to decide whether to adhere to the addendum.
14.2.2. Changes in equity attributable to non-controlling shareholders

	Compagas 49%	Elejor 30%	UEG Araucária 18.8%	Total
Balance as of January 1, 2024	255,677	(10,841)	60,678	305,514
Net income (loss)	23,823	(26,800)	(7,284)	(10,261)
Other comprehensive income	—	(142)	—	(142)
Dividends	(33,695)	—	—	(33,695)
Investment disposal	(245,805)	—	(53,394)	(299,199)
Balance as of December 31, 2024	—	(37,783)	—	(37,783)
Net income (loss)	—	(675)	—	(675)
Other comprehensive income	—	417	—	417
Balance as of December 31, 2025	—	(38,041)	—	(38,041)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-43

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
14.3. Summarized information on the main joint ventures

Balance as of December 31, 2025	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Cantareira
ASSETS	221,874	357,733	610,819	3,004,036	1,650,622	2,126,903	1,779,488
Current assets	7,083	68,270	82,980	376,271	221,929	255,911	185,093
Cash and cash equivalents	6,870	37,067	19,209	38,985	40,564	40,099	20,775
Other current assets	213	31,203	63,771	337,286	181,365	215,812	164,318
Noncurrent assets	214,791	289,463	527,839	2,627,765	1,428,693	1,870,992	1,594,395
LIABILITIES	221,874	357,733	610,819	3,004,036	1,650,622	2,126,903	1,779,488
Current liabilities	26	54,746	21,403	146,226	126,415	131,909	203,753
Financial liabilities	—	5,866	8,264	97,033	57,172	77,602	50,426
Other current liabilities	26	48,880	13,139	49,193	69,243	54,307	153,327
Noncurrent liabilities	—	28,377	141,223	740,718	413,196	657,677	706,955
Financial liabilities	—	12,574	17,703	374,934	269,982	289,440	338,769
Other noncurrent liabilities	—	15,803	123,520	365,784	143,214	368,237	368,186
Equity	221,848	274,610	448,193	2,117,092	1,111,011	1,337,317	868,780
STATEMENT OF INCOME
Net operating revenue	—	36,329	57,751	314,494	157,931	232,406	91,979
Operating costs and expenses	(114)	(6,870)	(10,057)	(39,620)	(23,742)	(25,497)	(11,395)
Interest expenses	(2)	(2,249)	(3,329)	(60,582)	(39,476)	(43,407)	(44,149)
Financial income and other financial expenses	1,042	4,078	2,250	19,166	9,603	9,482	4,969
Equity in earnings of investees	(16,621)	—	—	—	—	—	—
Income tax and social contribution	(280)	12,567	(8,673)	(46,406)	(39,102)	(49,454)	(13,562)
Net income (loss)	(15,975)	43,855	37,942	187,052	65,214	123,530	27,842
Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	(15,975)	43,855	37,942	187,052	65,214	123,530	27,842
Investment interest – %	49.0	49.0	49.0	49.0	49.0	24.5	49.0
Investment book value	108,705	134,559	219,616	1,037,374	544,395	327,644	425,701

Balance as of December 31, 2024	Voltaria	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	237,464	344,626	598,513	3,017,103	1,622,959	2,097,314	3,747,356	1,831,108
Current assets	9,567	47,085	71,991	414,369	218,490	258,995	559,575	184,550
Cash and cash equivalents	9,142	17,119	11,248	94,290	48,521	51,417	20,964	18,432
Other current assets	425	29,966	60,743	320,079	169,969	207,578	538,611	166,118
Noncurrent assets	227,897	297,541	526,522	2,602,734	1,404,469	1,838,319	3,187,781	1,646,558
LIABILITIES	237,464	344,626	598,513	3,017,103	1,622,959	2,097,314	3,747,356	1,831,108
Current liabilities	273	20,660	18,337	135,403	139,960	128,717	121,565	85,003
Financial liabilities	—	5,735	8,080	97,571	61,058	73,612	87,054	45,666
Other current liabilities	273	14,925	10,257	37,832	78,902	55,105	34,511	39,337
Noncurrent liabilities	—	40,911	142,477	781,295	426,030	688,575	2,238,465	752,391
Financial liabilities	—	17,921	25,231	446,594	307,648	354,756	1,696,683	375,612
Other noncurrent liabilities	—	22,990	117,246	334,701	118,382	333,819	541,782	376,779
Equity	237,191	283,055	437,699	2,100,405	1,056,969	1,280,022	1,387,326	993,714
STATEMENT OF INCOME
Net operating revenue	—	37,505	61,094	333,128	167,286	238,796	391,009	178,483
Operating costs and expenses	(94)	(7,875)	(12,148)	(80,106)	(36,486)	(28,129)	(69,978)	(10,429)
Interest expenses	—	(2,398)	(3,489)	(62,453)	(39,522)	(46,671)	(114,310)	(42,033)
Financial income and other financial expenses	964	2,542	2,177	18,123	8,226	7,765	(59,962)	4,578
Equity in earnings of investees	(3,273)	—	—	—	—	—	—	—
Income tax and social contribution	(266)	(3,977)	(9,629)	(47,228)	(35,843)	(49,686)	(49,887)	(43,969)
Net income (loss)	(2,669)	25,797	38,005	161,464	63,661	122,075	96,872	86,630
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	(2,669)	25,797	38,005	161,464	63,661	122,075	96,872	86,630
Investment interest - %	49.0%	49.0%	49.0%	49.0%	49.0%	24.5%	50.1%	49.0%
Investment book value	116,225	138,698	214,474	1,029,198	517,914	313,606	695,051	486,919

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-44

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Balance as of December 31, 2023	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
STATEMENT OF INCOME
Net operating revenue	—	36,562	63,370	313,948	165,557	282,153	393,463	177,852
Operating costs and expenses	(83)	(7,069)	1,051	(42,853)	(25,321)	(19,808)	(64,658)	(8,992)
Interest expenses	—	(2,817)	(4,236)	(70,612)	(43,496)	(58,254)	(117,202)	(39,969)
Financial income and other financial expenses	1,236	2,437	3,970	22,390	8,472	9,899	(36,378)	8,354
Equity in earnings of investees	2,220	—	—	—	—	—	—	—
Income tax and social contribution	(298)	(4,088)	(14,735)	(64,724)	(42,209)	(65,954)	(58,933)	(46,300)
Net income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
As of December 31, 2025, Copel participation in the commitments assumed by its joint ventures amounted to R$22,602 (R$194,900 on December 31, 2024) while contingent liabilities classified as a possible loss amounted to R$114,902 (R$265,270 on December 31, 2024).
14.4. Summarized information of the main associates

	Dona Francisca		Foz do Chopim
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
ASSETS	166,414	171,926	41,838	44,234
Current assets	16,229	18,939	8,723	8,726
Noncurrent assets	150,185	152,987	33,115	35,508
LIABILITIES	166,414	171,926	41,838	44,234
Current liabilities	15,060	17,967	2,043	1,888
Noncurrent liabilities	1,062	3,158	—	—
Equity	150,292	150,801	39,795	42,346
Investment interest – %	23.03	23.03	35.77	35.77
Investment book value	34,608	34,725	14,234	15,146

	Dona Francisca			Foz do Chopim
	12.31.2025	12.31.2024	12.31.2023	12.31.2025	12.31.2024	12.31.2023
STATEMENT OF INCOME
Net operating revenue	66,174	66,349	66,166	69,988	53,431	60,593
Depreciation and amortization	(8,382)	(8,812)	(11,026)	(2,752)	(2,692)	(2,634)
Other operating costs and expenses	(30,767)	(30,460)	(25,884)	(12,959)	(8,967)	(9,610)
Financial results	445	(1,281)	(3,456)	354	394	207
Income tax and social contribution	(2,744)	(2,549)	(2,557)	(2,336)	(1,820)	(2,009)
Net income	24,726	23,247	23,243	52,295	40,346	46,547
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	24,726	23,247	23,243	52,295	40,346	46,547
On December 31, 2025, Copel share in the contingent liabilities of its associates amounted to R$7,729 (R$7,465 on December 31, 2024).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-45

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
15. Property, Plant and Equipment
15.1. Property, plant and equipment by asset class

	Cost	Accumulated depreciation	12.31.2025	Cost	Accumulated depreciation	12.31.2024
In service
Reservoirs, dams and aqueducts	7,124,262	(5,122,566)	2,001,696	6,869,100	(4,885,663)	1,983,437
Machinery and equipment	8,855,177	(3,620,272)	5,234,905	8,745,054	(3,206,049)	5,539,005
Buildings	1,359,954	(963,376)	396,578	1,398,552	(933,130)	465,422
Land	401,001	(85,782)	315,219	388,270	(58,358)	329,912
Vehicles	14,127	(10,609)	3,518	12,811	(10,673)	2,138
Furniture and fixtures	13,312	(7,713)	5,599	12,449	(6,880)	5,569
(-) Special Obligations	(34,604)	2,211	(32,393)	(19,223)	681	(18,542)
	17,733,229	(9,808,107)	7,925,122	17,407,013	(9,100,072)	8,306,941
In progress
Cost	220,430	—	220,430	209,756	—	209,756
	220,430	—	220,430	209,756	—	209,756
	17,953,659	(9,808,107)	8,145,552	17,616,769	(9,100,072)	8,516,697
15.2. Changes in property, plant and equipment

	Balance as of January 1, 2025	Additions	Depreciation	Write-offs or disposal	Transfers	Business combination effects (a)	Reclassification to Assets held for sale (Note 37)	Balance as of December 31, 2025
In service
Reservoirs, dams and aqueducts	1,983,437	—	(103,964)	—	3,371	343,731	(224,879)	2,001,696
Machinery and equipment	5,539,005	—	(360,861)	(36,881)	117,199	173,682	(197,239)	5,234,905
Buildings	465,422	—	(20,772)	(1,077)	18,787	86,294	(152,076)	396,578
Land	329,912	—	(12,410)	(83)	13,423	56,680	(72,303)	315,219
Vehicles	2,138	—	(520)	—	2,031	—	(131)	3,518
Furniture and fixtures	5,569	—	(568)	(10)	465	178	(35)	5,599
(-) Special Obligations	(18,542)	—	1,530	—	(15,381)	—	—	(32,393)
	8,306,941	—	(497,565)	(38,051)	139,895	660,565	(646,663)	7,925,122
In progress
Cost	209,756	190,821	—	(4,732)	(131,199)	—	(44,216)	220,430
	209,756	190,821	—	(4,732)	(131,199)	—	(44,216)	220,430
	8,516,697	190,821	(497,565)	(42,783)	8,696	660,565	(690,879)	8,145,552
(a) Balances acquired in the business combination described in Note 1.2.

	Balance as of January 1, 2024	Additions	Depreciation	Write-offs or disposal	Transfers	Reclassification to Assets held for sale (Note. 37).	Balance as of December 31, 2024
In service
Reservoirs, dams and aqueducts	3,132,338	—	(137,424)	(2,852)	13,078	(1,021,703)	1,983,437
Machinery and equipment	6,702,720	29,258	(388,447)	(6,992)	196,068	(993,602)	5,539,005
Buildings	832,663	—	(35,563)	(13,341)	32,125	(350,462)	465,422
Land	429,764	—	(12,027)	(7,272)	16,337	(96,890)	329,912
Vehicles	1,936	—	(489)	(8)	701	(2)	2,138
Furniture and fixtures	5,726	—	(549)	(287)	948	(269)	5,569
(-) Impairment (Note 15.4)	(674,077)	(27,755)	—	—	—	701,832	—
(-) Special Obligations	(6,367)	—	470	—	(12,703)	58	(18,542)
	10,424,703	1,503	(574,029)	(30,752)	246,554	(1,761,038)	8,306,941
In progress
Cost	400,718	142,584	—	(1,482)	(244,677)	(87,387)	209,756
	400,718	142,584	—	(1,482)	(244,677)	(87,387)	209,756
	10,825,421	144,087	(574,029)	(32,234)	1,877	(1,848,425)	8,516,697

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-46

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The capitalized costs of loans, financing, and debentures during the construction phase amounted to R$3,745 in 2025, at an average rate of 0.063% p.a. at Copel Get (R$2,820, at an average rate of 0.049% p.a. at Copel Get and R$1,373, at an average rate of 1.97% p.a. at Copel SER, in 2024).
15.3. Joint operations - consortiums
As disclosed in Notes 1.2 and 37.2 the Company completed the process of asset swap with Eletrobras, involving the purchase of 49% of the HPP Mauá, and consequently, the Consórcio Energético Cruzeiro do Sul was dissolved. As disclosed in Note 37.3, the balances of HPP Baixo Iguaçu which is part of the Baixo Iguaçu Consortium were sold.
15.4. Impairment of generation segment assets
The cash-generating units in the electricity generation segment are tested based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in IAS 36 and the measurement of value in use or, if applicable, the determination of the higher of fair value less costs to sell and value in use. The Company treats each of its generation projects as an independent cash-generating unit.
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
The table below shows the changes in the impairment:

	Balance as of January 1, 2024	Impairment / Reversal	Reclassification (a)	Balance as of December 31, 2024	Balance as of December 31, 2025
In service (a)
HPP Colíder	(498,906)	—	498,906	—	—
Power plants in Paraná	(175,171)	(27,755)	202,926	—	—
	(674,077)	(27,755)	701,832	—	—
In progress
Consórcio Tapajós (b)	(14,879)	—	—	(14,879)	(14,879)
	(14,879)	—	—	(14,879)	(14,879)
	(688,956)	(27,755)	701,832	(14,879)	(14,879)
(a) HPP Colíder negotiated (Note 1.2) and Power Plants in Paraná sold (Note 37.1)
(b) Project under development

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-47

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The movements presented in 2024 refer to plants that were in the process of divestment and whose sale was completed in 2025, as detailed in Note 37. In 2025, there was no impairment recorded for any of Copel's plants.
The table below shows the plants with a recoverable value greater than the book value of the fixed assets. The table presents the percentage in which the recoverable value (“RV”) exceeds the book value (“BV”) of the assets and demonstrates the sensitivity analysis by increasing the real discount rate after tax by 5% and 10% to assess the risk of impairment of each plant.

Cash-generating units	Discount rate	RV/BV-1	RV/BV-1 (5% Variation)	RV/BV-1 (10% Variation)
Wind power Assets
São Bento Complex (a)	7.25%	21.18%	19.03%	16.94%
Brisa I Complex (b)	7.25%	15.12%	12.28%	9.52%
Brisa II Complex (c)	7.25%	34.73%	30.31%	26.09%
Bento Miguel Complex (d)	7.25%	51.25%	47.15%	43.23%
Cutia Complex (e)	7.25%	18.34%	15.34%	12.45%
Jandaíra Complex (f)	5.84%	8.18%	4.72%	1.44%
Vilas Complex (g)	4.93%	49.97%	44.65%	39.55%
Aventura Complex (h)	5.26%	29.58%	25.64%	21.87%
Santa Rosa e Mundo Novo Complex (i)	5.26%	41.92%	37.90%	34.05%
Hydric Assets
Foz do Areia	6.28%	64.28%	58.77%	53.55%
Segredo	6.28%	32.24%	28.07%	24.11%
Caxias	6.28%	33.70%	29.67%	25.83%
Mauá	6.28%	32.86%	29.88%	27.01%
Bela Vista	7.48%	101.70%	94.98%	88.61%
Elejor	9.00%	19.45%	16.24%	13.17%
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
(d) São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.
(h) Aventura II, Aventura III, Aventura IV, Aventura V wind farms.
(i) Santa Rosa e Mundo Novo - SRMN: SRMN I, SRMN II, SRMN III, SRMN IV e SRMN V wind farms.

15.5. Depreciation rates

Depreciation rates (%)	12.31.2025	12.31.2024	12.31.2023
Average generation segment rates
General equipment	6.04	6.06	6.24
Machinery and equipment	3.34	3.29	3.87
Generations	3.45	3.40	3.42
Reservoirs, dams and ducts	2.26	2.26	2.64
Hydraulic turbines	2.71	2.77	2.88
Photovoltaic unit	—	4.44	—
Wind power plant unit	4.86	4.85	4.94
Buildings	2.74	2.79	3.05
Average rates for central government assets
Buildings	3.34	3.34	3.33
Machinery and office equipment	12.53	12.07	6.25
Furniture and fixtures	6.20	6.26	6.27
Vehicles	14.29	14.29	14.29

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-48

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
For all plants under the Independent Energy Production (“PIE”) exploration regime, all assets linked to hydroelectric and wind power generation plants are depreciated and/or amortized on a straight-line basis. This is done at the higher of the rate determined by the useful life of each asset or the rate calculated based on the concession term of each plant, no residual value at the end of the concession/authorization term. For hydroelectric power plants where the concession contract guarantees the right to compensation, assets are depreciated on a straight-line basis over the useful life of each asset.
16. Intangible assets

	Concession contract		Concession and authorization rights/goodwill	Other intangibles	Total
	Distribution	Generation
Balance as of January 1, 2024	8,317,327	1,303,158	1,498,544	51,060	11,170,089
Grant Bonus	–	4,073,915	–	–	4,073,915
ANEEL grant - use of public property	–	205,201	–	–	205,201
Acquisitions	–		–	24,371	24,371
Amortization quotas – granting and authorization (b)	(556,862)	(230,680)	(44,383)	(8,720)	(840,645)
Transfers from contract assets (Note 10)	2,103,522	–	–	–	2,103,522
Other transfers	15	–	–	(3,287)	(3,272)
Write-offs or disposal	(75,644)	–	–	(539)	(76,183)
(-) Reclassification to Assets Held for Sale (Note 37).	–	(30,674)	–	(2,714)	(33,388)
Balance as of December 31, 2024	9,788,358	5,320,920	1,454,161	60,171	16,623,610
Effect of business combination (a)	–	720,004	–	11,587	731,591
ANEEL grant - use of public property	–	(1,728)	–	–	(1,728)
Acquisitions	–	–	–	43,788	43,788
Amortization quotas – granting and authorization (b)	(673,861)	(201,685)	(44,384)	(10,326)	(930,256)
Transfers from contract assets (Note 10)	2,901,548	–	–	–	2,901,548
Write-offs or disposal	(147,917)	–	–	(100)	(148,017)
(-) Reclassification to Assets Held for Sale (Note 37).	–	(6,154)	–	(7,773)	(13,927)
Balance as of December 31, 2025	11,868,128	5,831,357	1,409,777	97,347	19,206,609
(a) Balances acquired in the business combination described in Note 1.2, which will be amortized over the term of the concession.
(b) Distribution: amortization during the concession period from the transfer to intangible assets in service or the useful life of the assets, whichever is shorter. Generation: amortization during the concession/authorization period from the start of commercial operation of the project. Other intangibles: annual amortization rate of 20%.
Management did not identify indicatives impairment of intangible assets.
The distribution concession balances refer to the portion of the infrastructure that will be used during the concession, net of special obligations, which represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits. The generation concession balances refer to the UBP and GSF amounts detailed in Notes 4.8.1 and 4.8.2. The balance of other intangibles consists of software acquired from third parties or generated internally, measured at total acquisition cost less amortization expenses.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-49

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
17. Payroll, Social Charges and Accruals

	12.31.2025	12.31.2024
Social security liabilities
Taxes and social contribution	39,029	33,281
Social security charges	24,854	9,753
	63,883	43,034
Labor liabilities
Payroll, net	15,606	17,540
Vacation	53,674	54,854
Provisions for performance and profit sharing	164,277	187,080
Voluntary dismissal program (Note 17.1)	17,642	109,028
Other liabilities	455	23
	251,654	368,525
	315,537	411,559
Current	310,773	411,102
Noncurrent	4,764	457
17.1. Voluntary Dismissal Program - PDV
Remaining balance payable to employees who will leave the Company up to March 2026, due to their participation in the Voluntary Dismissal Programs instituted by the Company in August 2023 and February 2025.
18. Accounts Payable to Suppliers

	12.31.2025	12.31.2024
Energy power	2,159,585	1,525,681
Materials and supplies	677,568	564,368
Charges for use of grid system	356,058	376,754
	3,193,211	2,466,803
Current	3,059,667	2,324,423
Noncurrent	133,544	142,380

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-50

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
19. Loans and Financing

Company	Contracts	Guarantees	12.31.2025	12.31.2024
Copel GET	Itaú Unibanco S.A	Personal guarantee	—	1,036,260
	Banco do Brasil - BNDES Transfer	Copel surety guarantee and Revenue from energy sales from the plant.	53,967	37,507
	BNDES	Copel surety guarantee; revenue from energy sales from the plant or revenue from energy transmission services; and fiduciary assignment of credit rights.	473,225	597,912
			527,192	1,671,679
Copel DIS	Banco do Brasil	Personal Guarantee	751,784	751,522
	Caixa Econômica Federal	Own revenue; issue of promissory notes and commercial duplicates.	1,916	3,831
			753,700	755,353
Jandaíra Wind Complex	Banco do Nordeste do Brasil	Bank guarantee, with surety consideration from Copel GET.	165,041	178,407
Vilas Wind Complex	Banco do Nordeste do Brasil	Bank guarantee, with surety consideration from Copel GET.	486,428	505,155
Aventura Wind Complex	Banco do Nordeste do Brasil	Bank guarantee, with surety consideration from Copel GET.	299,015	313,777
SRMN Wind Complex	Banco do Nordeste do Brasil	Bank guarantee, with surety consideration from Copel GET.	516,797	531,766
Brisa Wind Complex	BNDES	Copel GET surety guarantee; Copel surety bond; pledge of shares owned by Copel GET; fiduciary assignment of credit rights and revenues.	49,301	56,551
São Bento Wind Complex	BNDES	Copel GET surety guarantee; pledge of shares owned by Copel GET; fiduciary assignment of energy sales receivables; fiduciary assignment of machinery and equipment.	98,240	116,679
Cutia	BNDES	Copel GET surety guarantee; pledge of shares owned by Copel GET; fiduciary assignment of credit rights.	477,502	497,199
Costa Oeste	BNDES	Copel GET surety guarantee; pledge of shares owned by Copel GET; fiduciary assignment of credit rights.	6,613	8,657
Marumbi	BNDES	Copel GET surety guarantee; pledge of shares owned by Copel GET; fiduciary assignment of credit rights.	9,551	11,972
Gross debt			3,389,380	4,647,195
(-) Transaction cost			(20,961)	(28,401)
Total			3,368,419	4,618,794
Current			217,827	1,231,205
Noncurrent			3,150,592	3,387,589

The average debt cost is disclosed in Note 32.3.
19.1. Maturity of noncurrent installments

Balance as of December 31, 2025	Gross debt	(-) Transaction cost	Total
2027	591,918	(2,274)	589,644
2028	550,308	(2,035)	548,273
2029	174,444	(1,802)	172,642
2030	168,989	(1,755)	167,234
2031	164,598	(1,660)	162,938
After 2031	1,519,028	(9,167)	1,509,861
	3,169,285	(18,693)	3,150,592

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-51

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
19.2. Changes in loans and financing

Total
Balance as of January 1, 2024	5,343,217
Funding	5,051
(-) Transaction costs	(1,693)
Charges and monetary variation	512,924
Payment – principal	(261,753)
Payment – charges	(471,276)
Reclassification to Liabilities classified as held for sale (Note 37).	(507,676)
Balance as of December 31, 2024	4,618,794
Effect of business combination (a)	74,137
Charges and monetary variations	403,143
Payment – principal	(1,192,032)
Payment – charges	(401,533)
Reclassification to Liabilities classified as held for sale (Note 37).	(134,090)
Balance as of December 31, 2025	3,368,419
(a) Balances acquired in the business combination described in Note 1.2.
The movement for the year 2025 does not include charges and monetary variation amounts, nor principal and charge payments for loans that were reclassified as held for sale in 2024.
19.3. Covenants
Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in the need to comply with additional obligations, in fines or even in the declaration of the early maturity of debts. On December 31, 2025, all the agreed contractual indicators and conditions were fully met.
The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem nº 820989.1 – Mauá	EBITDA / Net financial results	≥ 1,3
Banco do Brasil nº 21/02000-0 – Mauá
Cutia (a)	BNDES Finem nº 18204611	Debt service coverage ratio Consolidated net debt / Consolidated EBITDA	≥ 1,5 ≤ 3,5
Santa Maria	BNDES Finem nº 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Costa Oeste	BNDES Finem nº 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem nº 14205851	Debt service coverage ratio	≥ 1,3
Financing for businesses – Finem
(a) Cutia received authorization from the Brazilian Development Bank (BNDES) for temporary replacement, until fiscal year 2029, of the current ICSD calculation procedure with the calculation of the ICSD and Leverage Index based on Copel's consolidated financial statements.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-52

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
20. Debentures

Company	Issue	Guarantee	12.31.2025	12.31.2024
Copel GeT	5ª	Copel surety guarantee	–	82,619
	6ª		–	276,193
	7ª		1,041,335	1,598,771
	8ª		1,417,381	1,386,822
	9ª		1,652,545	1,637,685
	10ª		2,113,824	–
			6,225,085	4,982,090
Copel DIS	5ª	Copel surety guarantee	472,350	678,738
	6ª		641,867	1,620,153
	7ª		1,264,553	1,397,531
	8ª		402,824	1,206,459
	9ª		2,377,775	2,306,826
	10ª		3,178,399	–
			8,337,768	7,209,707
Complexo Brisa	2ª	Real (pledge of shares owned by Copel GET and assignment of credit rights) and Copel surety guarantee.	65,631	183,225
Copel Serviços	1ª	Copel surety guarantee	71,610	71,247
Cutia	1ª	Real (pledge of shares owned by Copel GET and assignment of credit rights) and Copel surety guarantee.	316,081	327,685
Mata de Santa Genebra	2nd	Real (pledge of shares owned by Copel GET and assignment of credit rights).	185,535	–
	3rd		1,647,525	–
Gross debt			16,849,235	12,773,954
(-) Transaction cost			(218,289)	(146,589)
(-) Fair value adjustment (a)			15,978	–
Total			16,646,924	12,627,365
Current			1,850,538	2,025,110
Noncurrent			14,796,386	10,602,255
(a) Fair value adjustment of the 3rd series of the 10th issue of debentures of Copel GeT and Copel DIS.
The average debt cost is disclosed in Note 32.3.
On March 11, 2025, Copel GeT settled the 10th issuance of simple debentures, not convertible into shares, with additional personal guarantee, in three series, in the amounts of R$500,000, R$500,000 and R$1,000,000, to refinance financial commitments maturing in 2025 and for investments, as detailed in the Deed of Issue. The remuneration corresponds to the accumulated variation of DI + 0.59% per year for the first series, DI + 0.79% per year for the second series and IPCA + 7.4820% per year for the third series, with maturities of 4, 7 and 12 years, respectively. On September 15, 2025, Copel GeT entered into three interest rate swap agreements for the 3rd series of this 10th debenture issue, so that the balance of liabilities related to this series now has remuneration linked to the DI variation.
On July 15, 2025, Copel DIS carried out its 10th issue of incentive debentures, not convertible into shares, with additional personal guarantee, in three series, in the amounts of R$1,300,000, R$500,000, and R$1,200,000, for future payments related to investments or reimbursement of investments in the improvement, renovation, reinforcement or expansion of electricity distribution assets in one or more of the projects, as detailed in the Deed of Issue. The remuneration corresponds to the accumulated variation of the DI + 0.43% per year for the first series, DI + 0.58% per year for the second series and IPCA + 6.9543% per year for the third series, with maturities of 3, 2, and 7 years, respectively. On July 15, 2025, Copel DIS entered into three interest rate swap agreements for the 3rd series of this 10th debenture issue, so that the balance of liabilities related to this series now has remuneration linked to the DI variation.
The following table shows the balance of debentures that were hedge (3rd serie of the 10th issue of both Copel GeT and Copel DIS).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-53

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	12.31.2025
	Copel GeT	Copel DIS	Consolidated
Debentures	1,046,170	1,235,093	2,281,263
(-) Adjustment to fair value	9,559	6,419	15,978
Debentures at fair value	1,055,729	1,241,512	2,297,241
Effects of fair value hedge (swap)
Passive Position (a)	2,716	20,818	23,535
Debentures net of hedge effects	1,058,445	1,262,330	2,320,776
(a) Balance recorded under Other accounts payable (Note 25).
20.1. Maturity of noncurrent installments

Balance as of December 31, 2025	Gross debt	(-) Transaction cost	Debt balance	Hedge effects (swap)	Debt balance + hedge
2027	1,109,276	(31,714)	1,077,562	4,377	1,081,939
2028	1,522,239	(29,126)	1,493,113	3,574	1,496,687
2029	2,303,668	(27,581)	2,276,087	2,993	2,279,080
2030	2,329,039	(24,675)	2,304,364	2,662	2,307,026
2031	2,138,730	(18,655)	2,120,075	5,197	2,125,272
After 2031	5,575,810	(50,625)	5,525,185	1,075	5,526,260
	14,978,762	(182,376)	14,796,386	19,878	14,816,264
20.2. Changes in debentures

Total
Balance as of January 1, 2024	9,619,106
Funding	3,920,000
(-) Transaction costs	(60,623)
Charges and monetary variations	1,339,067
Payment – principal	(1,135,225)
Payment – charges	(1,114,064)
Reclassification to Liabilities classified as held for sale (Note 37).	59,104
Balance as of December 31, 2024	12,627,365
Effect of business combination (a)	1,794,272
Funding	5,000,000
(-) Transaction costs	(66,366)
Charges and monetary variations	2,142,626
Payment – principal	(3,317,499)
Payment – charges	(1,549,452)
Fair value adjustment	15,978
Balance as of December 31, 2025	16,646,924
(a) Balances acquired in the business combination described in Note 1.2.
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
On December 31, 2025, all financial indicators measured annually were fully complied with, with the exception of the subsidiary Ventos de Santo Uriel, which were exempt from complying with the ICSD in 2025, in accordance with BNDES letter AEC/DEENE2 No. 53/2025. On December 31, 2025, all other agreed indicators and conditions were fully met.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-54

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	7th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio (a)	≤ 3,5 ≥ 1,5
8th issue of Debentures
9th issue of Debentures
10th issue of Debentures
Copel DIS	5th issue of Debentures
6th issue of Debentures
7th issue of Debentures
8th issue of Debentures
9th issue of Debentures
10th issue of Debentures
Copel Serviços	1st issue of Debentures
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1,2
Nova Asa Branca I	2nd issue of Debentures	Debt service coverage ratio	≥ 1,3
Nova Asa Branca II
Nova Asa Branca III
Nova Eurus IV
Ventos de Santo Uriel
Mata de Santa Genebra Transmissão S.A	2nd issue of Debentures	Debt service coverage ratio	≥ 1,2
3rd issue of Debentures
(a) Indicator calculated with the values from Copel’s consolidated financial statement.
For the consolidated net debt/consolidated EBITDA indicator, in the last quarter of 2025 the Company negotiated temporary consents for the leverage ratio of all its outstanding debenture issues, from 3.5 to 4.5, if necessary.
21. Post-employment Benefits
The company sponsors pension plans for supplementary retirement and pension benefits and a health and dental care plan for its active employees and their legal dependents. “Fundação Copel de Previdência e Assistência” is the entity that administers these plans.
21.1. Pension plan and healthcare plan
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
The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in ProSaúde II, ProSaúde III and ProSaúde IV Assistance plans regulations. Coverage includes periodic medical exams in all plans.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-55

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
21.2. Statement of financial position and statement of income
Amounts recognized in liabilities, under post-employment benefits, are summarized below:

	12.31.2025	12.31.2024
Pension plans	6,192	340
Healthcare plans	1,471,965	1,158,369
	1,478,157	1,158,709
Current	118,854	95,383
Noncurrent	1,359,303	1,063,326
Amounts recognized in the statement of income (Note 29) are shown below:

	12.31.2025	12.31.2024	12.31.2023
Employees
Pension plans	38,336	48,087	55,320
Healthcare plan – post employment	134,384	134,044	128,652
Healthcare plan – active employees	59,853	75,412	74,546
	232,573	257,543	258,518
Management
Pension plans	1,841	1,595	1,441
Healthcare plan	133	214	200
	1,974	1,809	1,641
	234,547	259,352	260,159
21.3. Changes in post-employment benefits

Balance as of January 1, 2024	1,484,243
Appropriation of actuarial calculation	134,044
Appropriation of pension and healthcare contributions	123,667
Adjustment related to actuarial gains	(363,465)
Amortizations	(219,780)
Balance as of December 31, 2024	1,158,709
Appropriation of actuarial calculation	134,384
Appropriation of pension and healthcare contributions	100,451
Adjustment related to actuarial losses	284,729
Amortizations	(200,116)
Balance as of December 31, 2025	1,478,157

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-56

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
21.4. Actuarial valuation
21.4.1. Actuarial assumptions
The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

Consolidated	2025		2024
	Real	Nominal	Real	Nominal
Economic
Inflation p.a.	—	3.10%	—	3.50%
Expected rate of discount/return p.a.
Unified Plan - Defined Benefit	7.57%	10.90%	7.66%	11.42%
Unified Plan - Balance	7.37%	10.70%	7.40%	11.15%
Plan III	7.31%	10.64%	7.36%	11.12%
Assistance Plan	7.20%	10.52%	7.44%	11.20%
Salary growth/medical costs
Unified Plan p.a.	1.00%	4.13%	1.00%	4.54%
Plan III p.a.	1.00%	4.13%	1.00%	4.54%
Assistance Plan - Aging Factor	3.10%	—	3.30%	—
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		TASA 1927		TASA 1927
21.4.2. Number of participants and beneficiaries

Consolidated	Social Security Plans				Assistance Plan
	Unified Plan		Plan III
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Number of active participants	1	4	3,975	4,501	3,960	4,302
Number of inactive participants	3,892	4,013	6,555	6,357	10,039	9,686
Number of dependents (a)	—	—	—	—	10,749	10,526
Total	3,893	4,017	10,530	10,858	24,748	24,514
(a) The total only considers dependents of inactive participants, given that dependents of active participants are considered in the actuarial calculation based on the family composition assumption.
21.4.3. Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

Consolidated	Unified Plan	Plan III
As of December 31, 2025
Retired participants	12.13	21.35
Pensioner participants	13.35	23.00
As of December 31, 2024
Retired participants	12.13	22.17
Pensioner participants	13.99	24.67
The average age of inactive participants of the pension and healthcare plans is 68.6 and 68.17 years, respectively.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-57

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
21.4.4. Actuarial evaluation
As of December 31, 2025, the Unified Plan and Plan III demonstrated a surplus. However, according to current legislation, the company is not permitted to record assets on its statement of financial position.

	Unified Plan	Plan III	Assistance Plan	12.31.2025	12.31.2024
Total liabilities or partially covered	5,566,398	4,203,217	1,671,922	11,441,537	10,764,057
Fair value of the plan assets	(6,631,978)	(4,812,973)	(199,958)	(11,644,909)	(10,866,333)
Plan coverage status	(1,065,580)	(609,756)	1,471,964	(203,372)	(102,276)
Unrecognized asset	1,065,580	609,756	—	1,675,336	1,260,644
	—	—	1,471,964	1,471,964	1,158,368
The adjustments to assistance plan liabilities, as outlined in the actuarial report, are presented in the Statement of Comprehensive Income.
21.4.5. Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2024	6,416,085	3,820,011	1,657,687
Cost of services	(3,150)	1,548	8,100
Cost of interest	522,986	314,125	140,973
Benefits paid	(559,530)	(336,775)	(96,036)
Actuarial (gain) losses	(908,391)	148,852	(362,428)
Present value of net actuarial obligations as of December 31, 2024	5,468,000	3,947,761	1,348,296
Cost of services	(2,412)	1,121	7,636
Cost of interest	587,128	420,407	148,020
Benefits paid	(578,402)	(361,982)	(105,518)
Actuarial losses	92,085	195,912	273,487
Present value of net actuarial obligations as of December 31, 2025	5,566,399	4,203,219	1,671,921
21.4.6. Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2024	7,212,015	3,903,624	173,870
Return estimated for assets	591,774	321,633	15,030
Contributions and distributions	30,541	6,018	96,036
Benefits paid	(559,530)	(336,775)	(96,036)
Actuarial gain (losses)	(949,846)	456,951	1,028
Fair value of the Plan's assets as of December 31, 2024	6,324,954	4,351,451	189,928
Return estimated for assets	685,596	465,653	21,273
Contributions and distributions	31,105	5,302	105,518
Benefits paid	(578,402)	(361,982)	(105,518)
Actuarial gain (losses)	168,725	352,549	(11,243)
Fair value of the Plan's assets as of December 31, 2025	6,631,978	4,812,973	199,958
21.4.7. Estimated costs
The estimated net periodic plan costs (income) for 2026 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	(28,555)	(1,651)	6,967
Estimated cost of interest	686,247	493,017	171,851
Expected return on plan assets	(688,079)	(493,320)	(21,042)
Costs (income or loss)	(30,387)	(1,954)	157,776

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-58

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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

Consolidated	Projected scenarios
	Increase by 0.5%	Decrease in 0.5%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	9,401,213	10,166,369
Impacts on the obligations of healthcare program	1,570,903	1,784,104
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1,785,811	1,568,813
Impact on cost of service for the following financial year of healthcare program	7,306	5,451
Sensitivity of the service cost
Impacts on the obligations of the pension	831	1,143
Impacts on the obligations of healthcare program	5,482	7,273
21.4.9. Benefits payable
The estimated benefits to be paid in subsequent fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2026	578,460	365,021	79,704	1,023,185
2027	586,484	374,053	84,765	1,045,302
2028	593,688	383,126	92,245	1,069,059
2029	599,316	392,128	101,031	1,092,475
2030	603,963	400,895	110,648	1,115,506
2031 to 2055	11,610,883	10,982,148	6,079,283	28,672,314
21.4.10. Asset allocation and investment strategy
The table below illustrates the asset allocation for the pension and assistance plans as of the end of this year and the target for next year.

Consolidated	Goal for 2026 (a)	2025
Fixed income	83.4%	83.4%
Variable income	2.9%	3.3%
Loans	1.3%	1.3%
Real estate	3.6%	3.2%
Investment structuring	7.3%	7.3%
Investments abroad	1.5%	1.5%
	100.0%	100.0%
(a) Target based on the total investment of each plan.
In addition, information on the allocation of assets of pension plans sponsored by the Company:

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-59

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated	Unified Plan		Plan III
	target for 2026 (%)	minimum (%)	target for 2026 (%)	minimum (%)
Fixed income	85.6	67.0	79.0	62.0
Variable income	1.3	0.5	4.0	2.0
Loans	0.5	0.0	2.0	0.0
Real estate	5.6	2.0	3.0	1.0
Investment structuring	7.0	3.0	10.0	5.0
Investments abroad	—	—	2.0	1.0
Management of "Fundação Copel" decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

21.4.11. Additional information
Contributions to Plan III (variable contribution plan) for all active employees totaled R$50,115 in 2025 (R$64,825 in 2024).
22. Research and Development and Energy Efficiency

	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of December 31, 2025	Balance as of December 31, 2024
Research and Development – R&D
FNDCT	—	8,571	—	8,571	7,217
MME	—	4,285	—	4,285	3,608
R&D	57,935	1,695	45,061	104,691	109,233
	57,935	14,551	45,061	117,547	120,058
Energy efficiency program – EEP
Procel	—	19,560	—	19,560	4,322
EEP	149,125	5,124	119,744	273,993	296,063
	149,125	24,684	119,744	293,553	300,385
	207,060	39,235	164,805	411,100	420,443
Current				99,244	179,149
Noncurrent				311,856	241,294
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-60

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
22.1. Changes in R&D and EEP balances

	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2024	5,781	2,891	201,871	23,613	319,518	553,674
Additions	41,949	20,973	41,960	13,947	55,787	174,616
Performance agreement	—	—	—	—	7,059	7,059
Interest rate (Note 30)	—	—	4,452	1,495	16,103	22,050
Transfers to assets	—	—	—	(4,066)	4,066	—
Payments	(40,513)	(20,256)	(11,252)	(30,667)	(49,116)	(151,804)
Concluded projects	—	—	(127,798)	—	(57,354)	(185,152)
Balance as of December 31, 2024	7,217	3,608	109,233	4,322	296,063	420,443
Effect of business combination (a)	216	108	4,609	—	—	4,933
Additions	46,759	23,379	46,356	15,371	61,488	193,353
Performance agreement	—	—	—	—	10,948	10,948
Interest rate (Note 30)	—	—	5,343	(133)	18,860	24,070
Transfers to assets	—	—	(10,036)	—	—	(10,036)
Payments	(45,621)	(22,810)	(12,483)	—	(36,104)	(117,018)
Concluded projects	—	—	(38,331)	—	(77,262)	(115,593)
Balance as of December 31, 2025	8,571	4,285	104,691	19,560	273,993	411,100
(a) Balances acquired in the business combination described in Note 1.2.
23. Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	12.31.2025	12.31.2024
HPP Mauá (a)	Copel GeT	06.29.2007	07.03.2007	06.2049	5.65% p.a.	IPCA	47,547	23,733
HPP Baixo Iguaçu (Note 37.3)	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.a.	IPCA	—	9,686
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.a.	IGPM	829,934	861,982
HPP Salto Caxias	Copel GeT	11.19.2024	11.19.2024	10.2030	8.23% p.a.	IPCA	78,808	69,404
HPP Segredo	Copel GeT	11.19.2024	11.19.2024	10.2030	8.23% p.a.	IPCA	78,475	69,341
HPP Foz do Areia	FDA	11.19.2024	11.19.2024	10.2030	8.23% p.a.	IPCA	71,563	71,198
							1,106,327	1,105,344
Current							147,205	113,092
Noncurrent							959,122	992,252
(a) In May 2025, Copel GeT acquired 100% ownership of the Mauá Hydroelectric Plant, as detailed in Note 1.2.
Discount rate applied to calculate present value: Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government: Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.
23.1. Changes in accounts payable related to concession

Balance as of January 1, 2024	893,855
Additions (Note 16)	205,201
Adjust to present value	54,474
Monetary variations	94,984
Payments	(110,385)
Reclassification to Liabilities classified as held for sale (Note 37).	(32,785)
Balance as of December 31, 2024	1,105,344
Effect of business combination (a)	24,805
Additions (Note 16)	(1,728)
Adjustment to present value	(18,567)
Monetary variations	124,618
Payments	(117,607)
Reclassification to Liabilities classified as held for sale (Note 37).	(10,538)
Balance as of December 31, 2025	1,106,327
(a) Balances acquired in the business combination described in Note 1.2.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-61

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
23.2. Nominal value and present value of accounts payable related to concessions

	Nominal value	Present value
2026	168,491	142,975
2027	172,261	139,400
2028	172,261	133,650
2029	172,114	129,130
After 2029	1,300,642	561,172
	1,985,769	1,106,327
24. Right-of-use Asset and Lease Liability
24.1. Right-of-use asset

	Balance as of January 1, 2025	Additions	Amortization	Write-offs	Transfers	Effect of business combination (a)	Reclassification (b)	Balance as of December 31, 2025
Real estate	206,609	16,153	(12,331)	—	(38,715)	788	(3,751)	168,753
Vehicles	66,803	16,757	(53,560)	(869)	38,498	—	—	67,629
Equipment	35,571	4,965	(10,835)	—	217	—	—	29,918
	308,983	37,875	(76,726)	(869)	—	788	(3,751)	266,300
(a) Balances acquired in the business combination described in Note 1.2.
(b) Reclassification to Assets classified as held for sale (Note 37)

	Balance as of January 1, 2024	Additions	Amortization	Write-offs	Reclassification (a)	Balance as of December 31, 2024
Real estate	162,614	64,248	(10,909)	(736)	(8,608)	206,609
Vehicles	85,475	81,259	(54,508)	(42,852)	(2,571)	66,803
Equipment	4,511	43,608	(12,548)	—	—	35,571
	252,600	189,115	(77,965)	(43,588)	(11,179)	308,983
(a) Reclassification to Assets classified as held for sale (Note 37)
24.2. Lease liability
24.2.1. Changes in lease liability

Balance as of January 1, 2024	270,442
Additions	189,115
Charges	34,089
Payment – principal	(73,287)
Payment – charges	(34,662)
Write-offs	(48,362)
Reclassification to Liabilities classified as held for sale (Note 37).	(8,829)
Balance as of December, 31, 2024	328,506
Effect of business combination (a)	877
Additions	37,875
Charges	32,013
Payment – principal	(69,583)
Payment – charges	(32,013)
Write-offs	(644)
Reclassification to Liabilities classified as held for sale (Note 37).	(4,069)
Balance as of December 31, 2025	292,962
Current	58,741
Noncurrent	234,221
(a) Balances acquired in the business combination described in Note 1.2.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-62

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.
24.2.2. Maturity of noncurrent installments

2027	61,057
2028	39,721
2029	21,378
2030	20,948
2031	20,668
After 2031	248,146
Undiscounted amounts	411,918
Imputed interest	(177,697)
Lease liabilities balance	234,221
24.2.3. Potential PIS/Cofins recoverable rights
The following is an indicative table of the potential PIS/Cofins right to recover embedded in the lease consideration according to the periods scheduled for payment.

Cash Flows	Nominal value	Present value
Lease consideration	497,190	292,962
Potential Pis/Cofins	35,287	22,454
24.3. Impact of forecast inflation on discounted cash flows

	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	292,962	341,436	16.55%
Right to use assets	266,300	255,061	(4.22)%
Financial expense	32,013	36,553	14.18%
Amortization expense	76,726	68,182	(11.14)%
In the measurement and remeasurement of lease liabilities and the right-of-use assets, the discounted cash flow technique is used without considering projected future inflation. In view of the unpredictability of long-term interest rates in the Brazilian economic scenario, the Company presents in the table above the comparative balances between the amount recorded in accordance with the standard and the amount that would be recorded if projected inflation were considered.
24.4. Commitments from leases and rentals

	Less than 1 year	1 to 5 years	Over 5 years	12.31.2025
Commitments from leases and rentals	10,858	45,027	238,192	294,077
For leases of low-value assets, such as computers, printers and furniture, short-term leases, as well as land lease contracts for the development of wind power generation projects, for which payment is made on the basis of variable remuneration, the amounts are recognized in the income statement as operating costs and/or expenses (Note 29.6).
24.5. Receivables from leases

	Less than 1 year	1 to 5 years	Over 5 years	12.31.2025
Facilities sharing	2,269	9,077	24,580	35,926

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-63

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
25. Other Accounts Payable

	12.31.2025	12.31.2024
Generation deviation – wind projects (Note 32.2.9)	612,111	498,666
Public lighting rate collected	76,373	75,288
Payments/returns to consumers	69,895	149,432
Aneel Order No. 084/2017 provision	51,500	46,690
Financial offset for the use of water resources	32,664	32,103
Pledges in guarantee	31,811	35,145
Fair value hedge (swap) (Note 20)	23,535	—
Disposal of investments - advance payment (a)	22,500	45,000
Judicial settlement (b)	—	444,409
Other liabilities	92,258	119,483
	1,012,647	1,446,216
Current	788,232	1,199,195
Noncurrent	224,415	247,021
(a) Advance received from the sale of Small Generation Assets, of which 50% were written off in March 2025 upon partial closing of the transaction (Note 37).
(b) Settlement of the Parent Company arbitration proceedings in March 2025 and Copel GeT court settlement in April 2025.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-64

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
26. Provision for legal claims and Other provisions
The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable when the criteria for recognition of provisioning described in Note 4.10 are met.
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
26.1. Change in provisions for legal claims and other provisions

	Balance as of January 1, 2025	Income				Additions (Reversals) to assets	Settlements	Transfers/Others (a)	Effect of business combination (b)	Balance as of December 31, 2025
		Provision for litigations		Construction cost	Monetary restatement
		Additions	Reversals	Additions
Provision for legal claims
Tax
Cofins	143,831	290	(1,324)	—	3,121	—	(31,204)	—	—	114,714
Others	73,401	10,071	(3,117)	—	4,386	—	(39,178)	(14,193)	—	31,370
	217,232	10,361	(4,441)	—	7,507	—	(70,382)	(14,193)	—	146,084
Labors	307,085	141,515	(52,590)	—	42,193	—	(151,043)	—	84	287,244
Employee benefits	40,469	4,773	(5,805)	—	—	—	(8,215)	—	—	31,222
Civil
Civil and administrative	168,225	190,842	(126,769)	—	22,598	—	(98,487)	170	3,149	159,728
Easements	97,971	206	(45)	(5,554)	(375)	29,996	(8,145)	(1,733)	20,229	132,550
Expropriations and property	112,035	3,979	(1,363)	2,169	3,279	(2,152)	(6,298)	(9,487)	1,224	103,386
Customers	906	206	(9)	—	216	—	(516)	—	—	803
Environmental	3,822	3,520	(6,046)	—	31	—	(6)	5,000	5,256	11,577
	382,959	198,753	(134,232)	(3,385)	25,749	27,844	(113,452)	(6,050)	29,858	408,044
Regulatory	8,951	7,962	(4,433)	—	2,914	—	(1,455)	—	—	13,939
Contingent Liabilities from Business Combinations	—	1,453	(1,532)	—	6,277	—	—	20,816	658,008	685,022
Total provisions for legal claims (Note 26.2)	956,696	364,817	(203,033)	(3,385)	84,640	27,844	(344,547)	573	687,950	1,571,555
Other provisions
Contingent consideration (Note 26.3)	—	686	—	—	(21,336)	—	—	—	383,115	362,465
	956,696	365,503	(203,033)	(3,385)	63,304	27,844	(344,547)	573	1,071,065	1,934,020
(a) Amounts refer mainly to the reclassification to Liabilities classified as held for sale (Note 37).
(b) Balances recorded as a result of the business combination described in Note 1.2, initially recorded in the total amount of R$1,071,065 (R$383,115 in contingent consideration (HPP Colíder), R$658,008 in contingent liabilities of HPP Mauá and MSG, and R$29,942 related to the consolidation of the balances of provisions for litigation of the HPP Mauá (49%) and MSG) and updated until December 31, 2025.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-65

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Balance as of January 1, 2024	Income				Additions (Reversals) to assets	Settlements	Transfers/Others (a)	Balance as of December 31, 2024
		Provision for litigations		Construction cost	Monetary restatement
		Additions	Reversals	Additions
Tax
Cofins	133,371	—	—	—	10,460	—	—	—	143,831
Others	75,059	13,588	(9,436)	—	13,263	—	(19,073)	—	73,401
	208,430	13,588	(9,436)	—	23,723	—	(19,073)	—	217,232
Labors	386,639	157,965	(84,258)	—	6,358	—	(159,619)	—	307,085
Employee benefits	37,516	7,951	(1,311)	—	—	—	(3,687)	—	40,469
Civil
Civil and administrative	954,667	188,730	(47,880)	—	67,389	(269)	(150,812)	(843,600)	168,225
Easements	114,125	286	(1,977)	(15,308)	—	2,065	(1,220)	—	97,971
Expropriations and property	112,764	528	(2,074)	3,091	200	8,675	(10,198)	(951)	112,035
Customers	2,444	160	(198)	—	(1,365)	—	(135)	—	906
Environmental	4,593	102	(807)	—	(66)	—	—	—	3,822
	1,188,593	189,806	(52,936)	(12,217)	66,158	10,471	(162,365)	(844,551)	382,959
Regulatory	7,738	5,916	(5,034)	—	725	—	(394)	—	8,951
	1,828,916	375,226	(152,975)	(12,217)	96,964	10,471	(345,138)	(844,551)	956,696
Current	336,000								–
Noncurrent	1,492,916								956,696
(a) Reclassification mainly to Other accounts payable resulting from the closure of arbitration proceedings.
26.1.1. Contingent liabilities and contingent consideration recorded in the business combination
As a result of the assets swap with Axia, detailed in Note 1.2, the contingent consideration and contingent liabilities of the acquired interests (HPP Mauá and MSG) were recorded in the Company's liabilities on the date of the business combination. The contingent consideration refers to the lawsuits of HPP Colíder (Note 26.3). With regard to contingent liabilities, of the total of R$358,787 from MSG, R$322,800 refers to regulatory proceedings with Aneel that mainly discuss events that exclude liability due to delays in the start of transmission line operations. Of the HPP Mauá total of R$299,221, R$292,210 refers to civil lawsuits, mainly of an environmental nature arising from the construction of the plant. For the liabilities of MSG and HPP Mauá, the indemnifiable assets were recorded in proportion to Axia's share before the business combination. These amounts were updated until December 31, 2025.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-66

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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

	Description	Provisions for legal claims		Contingent liabilities
		12.31.2025	12.31.2024	12.31.2025	12.31.2024
Tax
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	114,714	143,831	—	10,013
INSS	Tax requirements related to the social security contribution.	—	21,951	34,496	31,854
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	21,156	25,521	12,379	19,385
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	1,874	488	7,349	28,431
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	4,805	6,108	198,874	199,173
ISS	City halls tax requirement as ISS on construction services provided by third parties.	445	307	73,131	66,010
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	3,090	19,026	80,757	89,332
		146,084	217,232	406,986	444,198
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	287,244	307,085	275,670	293,076
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	31,222	40,469	12,602	10,316
Regulatory
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	—	—	1,216,122	1,194,489
HPP Colíder exclusion of liability	Discussion related to the process of exclusion of liability for the delay in the construction of the HPP Colíder (Note 26.3).	—	—	—	351,542
Other	Aneel's notifications about possible breaches of regulatory standards	13,939	8,951	262,756	59,532
		13,939	8,951	1,478,878	1,605,563
(continued)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-67

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Description	Provisions for legal claims		Contingent liabilities
		12.31.2025	12.31.2024	12.31.2025	12.31.2024
Civil
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	66,664	68,123	9,361	16,647
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	93,067	100,100	169,926	254,174
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	132,552	97,971	26,671	12,876
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confronting part, in order to preserve the limits and confrontations of the expropriated areas.	103,383	112,039	4,925	15,138
Consumers	Lawsuits seeking compensation for damages caused to household appliances, industrial and commercial machinery, compensation for moral damages resulting from the provision of services (suspension of supply) and lawsuits filed by industrial consumers, questioning the legality of the increase in electricity rates, which occurred during the Cruzado Plan, and seeking reimbursement of the amounts involved.	801	904	835	1,197
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	11,577	3,822	4,368	148,694
		408,044	382,959	216,086	454,765
Business Combination	Contingent liabilities of Mauá and MSG recorded as a result of business combinations as detailed in Note 26.1.1.	685,022	—	—	—
		1,571,555	956,696	2,390,222	2,807,918
26.3. Other provisions - contingent consideration
As detailed in Note 1.2, the amounts related to litigation involving the HPP Colíder that already existed prior to the asset swap transaction between Copel and Eletrobras were recorded as contingent consideration totaling R$383,115, of which R$354,403 referred to the liability exclusion action involving the dispute over the transmission system usage tariff (TUST) and monetary adjustment on energy values for the liability exclusion period. As a result of the preliminary injunction that excluded the period of delay in the HPP Colíder project from liability for the delivery of energy contracted in the Regulated Contracting Environment (“ACR”), the CCEE proceeded with the credit, valued at the PLD, of the energy previously backed to comply with the ACR contracts. However, if the lawsuit is unsuccessful, the Company must return the credited amounts, adjusted by the IGPM. These amounts had been disclosed as contingent liabilities until the date of the business combination.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-68

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
27. Equity
27.1. Capital
The capital of R$12,821,758 (R$12,821,758 as of December 31, 2024) includes the paid-in share capital of R$12,831,619 less transaction costs in issuing shares registered in 2024, totaling R$9,861.
As detailed in Note 1, the preferred shares (PNA and PNB) were converted into common shares as part of the migration process to the Novo Mercado. Thus, as of December 2025, the Company's share capital is represented by common shares and one special class preferred share held by the State of Paraná. At General Meetings, each ordinary share has the right to one vote, respecting the limitations established in Article 6 of the Bylaws, so that any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in excess of the equivalent of 10% of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.
The special class preferred share was created under the terms of State Law No. 21272/2022. As long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, this share will grant veto power in General Meeting resolutions that authorize management to approve and execute the Annual Investments by Copel DIS, aimed at changing the Company's name and headquarters, and amending the clauses of the Bylaws related to the limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total and the execution of shareholder agreements for the exercise of voting rights.
The table below presents the composition of the share capital by shares (without nominal value):

12.31.2025	Number of shares in units
	Common shares		Preferred shares		Total
	number of shares	%	Special class
			number of shares	%	number of shares	%
State of Paraná	474,643,911	15.91	1	100.00	474,643,912	15.91
BNDESPAR	655,807,810	21.99	–	—	655,807,810	21.99
Other shareholders	1,839,618,603	61.67	–	—	1,839,618,603	61.67
Treasury	12,740,266	0.43	–	—	12,740,266	0.43
	2,982,810,590	100.00	1	100.00	2,982,810,591	100.00

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-69

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
27.2. Equity valuation adjustments

Balance as of January 1, 2024	307,050
Actuarial liabilities
Post employment benefits	363,466
Taxes on adjustments	(123,578)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(50,552)
Taxes on adjustments	17,188
Actuarial liability - investment realization	4,018
Other adjustments
Adjustments on financial assets - subsidiaries	(569)
Taxes on other adjustments	243
Attributed to non-controlling interest	142
Balance as of December 31, 2024	517,408
Actuarial liabilities
Post employment benefits	(284,731)
Taxes on adjustments	96,809
Realization of equity evaluation adjustment
Deemed cost of fixed assets	(64,602)
Taxes on adjustments	21,965
Other adjustments
Gains on financial assets - subsidiaries	2,271
Taxes on other adjustments	(711)
Attributed to non-controlling interest	(417)
Balance as of December 31, 2025	287,992
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
27.3. Earnings per share - basic and diluted

	Continuing operations	Discontinued operations	12.31.2025	Continuing operations	Discontinued operations	12.31.2024	Continuing operations	Discontinued operations	12.31.2023
Numerator
Earnings allocated by classes of shares, allocated to controlling shareholders:
Common shares	2,669,716	18,898	2,688,614	968,042	191,351	1,159,393	863,846	38,574	902,420
Class “A” preferred shares	—	—	—	2,564	506	3,070	2,729	116	2,845
Class “B” preferred shares	—	—	—	1,375,335	271,833	1,647,168	1,291,502	62,043	1,353,545
	2,669,716	18,898	2,688,614	2,345,941	463,690	2,809,631	2,158,077	100,733	2,258,810
Denominator
Weighted average shares (in units):
Common shares	2,970,070,324	2,970,070,324	2,970,070,324	1,300,316,644	1,300,316,644	1,300,316,644	1,148,504,091	1,148,504,091	1,148,504,091
Class “A” preferred shares	—	—	—	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000
Class “B” preferred shares	—	—	—	1,679,299,366	1,679,299,366	1,679,299,366	1,679,335,291	1,679,335,291	1,679,335,291
	2,970,070,324	2,970,070,324	2,970,070,324	2,982,744,010	2,982,744,010	2,982,744,010	2,830,967,382	2,830,967,382	2,830,967,382
Basic earnings per share attributable to controlling shareholders
Common shares	0.89888	0.00636	0.90524	0.74447	0.14716	0.89163	0.75215	0.03359	0.78574
Class “A” preferred shares	—	—	—	0.81978	0.16187	0.98165	0.87237	0.03694	0.90931
Class “B” preferred shares	—	—	—	0.81899	0.16187	0.98086	0.76906	0.03694	0.80600
Diluting effect ILP program
Common shares	4,790,229	—	4,790,229	1,945,897	—	1,945,897	—	—	—
Diluted earnings per share attributable to controlling shareholders
Common shares	0.89743	0.00636	0.90379	0.74335	0.14716	0.89051	0.75215	0.03359	0.78574
Class “A” preferred shares	—	—	—	0.81978	0.16187	0.98165	0.87237	0.03694	0.90931
Class “B” preferred shares	—	—	—	0.81899	0.16187	0.98087	0.76906	0.03694	0.80600

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-70

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
Following the extinction of preferred shares as part of the migration process to the Novo Mercado, as detailed in Note 1, earnings per share are now calculated only for common shares, on a prospective basis.
27.4. Capital reserve
The capital reserve balance includes the amounts from the Long-Term Incentive Plan (ILP).
On April 22, 2024, the Special General Meeting approved the “Plan for the Granting of Restricted Shares and Performance Shares” whose objectives are: (i) aligning the compensation of the management and key positions with Copel's long-term objectives; (ii) linking part of the compensation to the Company's value generation; (iii) fostering a culture of meritocracy and high performance in the Company; and (iv) retaining and attracting talent that adds value to the Company.
The Plan is managed by the Board of Directors (“CAD”), with support from the People Committee. The members of the CAD are eligible only to be granted restricted shares and the Directors and Employees are eligible to be granted both restricted shares and restricted shares for performance.
Granting of restricted shares
Under the 1st and 3rd programs of Copel grant plan, restricted shares may be granted in an amount corresponding to up to 0.2% of the Company's share capital. The rights are vested after 2 years from the grant date, subject to the terms and conditions set forth in the plan, programs and specific agreements, unless otherwise defined by the CAD.
The shares received by participants are subject to a restriction period, starting from their delivery, for a period defined by the CAD, with a minimum of 2 years for participants who are Board Members. During the restriction period, the participant will be entitled to the proceeds corresponding to the shares, and may also exercise the political rights over the share without any restriction. As restricted shares have characteristics very similar to the Company's shares traded on the market, fair value is calculated considering the market value of the shares on the grant date.
Granting of restricted shares based on performance (Performance Shares)
Under the 2nd and 4th programs of Copel grant plan, performance-restricted shares may be granted in an amount corresponding to up to 0.8% of the Company's share capital. The rights are vested after 3 years from the grant date, subject to the terms and conditions set forth in the plan, programs and specific agreements, with the CAD being able, on an exceptional basis, to establish a longer term. All or part of the shares received by participants may be subject to a restriction period, as defined by the CAD.
The Program has a performance condition linked to TSR (Total Shareholder Return), a market condition that must be incorporated into the calculation of the fair value of the granted assets. Therefore, the calculation of fair value uses the Monte Carlo model in order to incorporate market performance conditions into the fair value of the asset.
The expense of the two programs is recognized on a pro rata basis with vesting beginning on the date the contracts are signed, at which time both parties reach a mutual understanding regarding the terms and conditions of the agreement. The table below presents details of the grants signed up to the date of these financial statements. The expense recognized in the income statement against Equity is shown in Note 29.2.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-71

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Shares granted	Start of vesting	Vesting date	Restriction until	Fair value calculation method	Interest rate	Volatility	Fair value R$	Status
1st Program 2024 (Restricted Shares)
397,742	Aug.2024	01.05.2025	05.01.2027	Quotation on the date of grant	n/a	n/a	8.62	Settled
516,047	Oct.2024	10.25.2025	n/a		n/a	n/a	8.19	Settled
516,050	Oct.2024	10.25.2026	n/a		n/a	n/a	8.19	In progress
516,058	Oct.2024	10.25.2027	n/a		n/a	n/a	8.19	In progress
39,564	June.2025	04.30.2025	n/a		n/a	n/a	11.75	Settled
51,605	June.2025	10.25.2025	n/a		n/a	n/a	11.75	Settled
39,564	June.2025	04.30.2026	n/a		n/a	n/a	11.75	In progress
3nd Program 2025 (Restricted Shares)
886,265	Oct. 2025	04.25.2027	04.25.2029	Quotation on the date of grant	n/a	n/a	12.10	In progress
2nd Program 2024 (Performance Shares)
1,910,717	June.2025	05.01.2027	10.28.2027	Monte Carlo	10.00% (*)	21.73% (**)	15.41	In progress
4th Program 2025 (Performance Shares)
2,738,579	Oct.2025	05.02.2028	11.02.2028	Monte Carlo	10.00% (*)	22.46% (**)	15.91	In progress
(*) Long-term interest rate - Focus Bulletin, Central Bank of Brazil.
(**) Calculated by the standard deviation of daily returns, considering the historical value of the share (CPLE3), in a period proportional to the expected acquisition of rights.
During 2025, part of the granted shares were settled through the delivery of treasury shares (Note 27.5), in accordance with the plan approved by the Company.
27.5. Treasury shares
On November 25, 2024, in accordance with Material Fact 09/24, the Board of Directors approved the creation of the Share Buyback Program for Common and Preferred Class B Shares, issued by the Company itself, with the aim of maximizing the generation of value for shareholders through efficient capital management. The purpose of the program is to acquire shares to be held in treasury, cancelled or sold, without reducing the Company's share capital, as well as complying with the plan for the granting of restricted and performance shares plan. Share acquisitions under the program may be carried out for up to 18 months from the date of its establishment.
The table below shows the movement in the balance of the treasury shares account:

January 1, 2024	—
Share buyback	50,044
December 31, 2024	50,044
Share buyback	70,046
Delivery of ILP shares (Note 27.4)	(6,701)
December 31, 2025	113,389

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-72

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
27.6. Dividend distribution proposal

	12.31.2025	12.31.2024	12.31.2023
Calculation basis for dividends
Net income for the year	2,688,614	2,809,631	2,258,810
Legal Reserve (5%)	(134,431)	(140,482)	(112,941)
Realization of equity evaluation adjustment	42,637	33,364	32,553
	2,596,820	2,702,513	2,178,422
Proposed dividends
Interest on own capital – gross value	1,100,000	883,000	958,000
Dividends	1,350,000	202,110	—
Additional proposed dividends	—	1,250,025	131,211
	2,450,000	2,335,135	1,089,211
Gross value of dividends per class of shares:
Ordinary shares	2,450,000	963,583	454,539
Class “A” preferred shares	—	2,552	1,502
Class “B” preferred shares	—	1,369,000	633,170
Gross value of dividends per share (a)
Ordinary shares	0.82490	0.74182	0.34557
Class “A” preferred shares	—	0.81600	0.48035
Class “B” preferred shares	—	0.81600	0.38012
Gross value of dividends per share – Units (b)	—	—	1.64173
(a) Values calculated based on the composition of the share capital on 12.31.2025
(b) The Units program was discontinued in December/2023.
Pursuant to the legal and statutory provisions in force and management’s resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year. The minimum mandatory dividend defined in the Bylaws is 25% of net income, and the Company's dividend policy has established a minimum dividend of 75% of net income.
On April 24, 2025, the 70th Annual General Meeting approved the payment of the Additional proposed dividend recorded on December 31, 2024, in the amount of R$1,250,025. The Company's shareholders on the date of the Meeting were entitled to the amounts, paid in a single installment on May 15, 2025, respecting the negotiations carried out up to that date.
On November 18, 2025 Copel's Board of Directors approved the distribution of earnings based on the results for the first half of 2025, amounting to R$1,000,000, in the form of interest on equity (“JCP”). The amounts were provisioned on that date and paid on January 19, 2026.
On December 10, 2025, Copel's Board of Directors approved the distribution of earnings in the amount of R$1,350,000 in the form of dividends from profit retention reserve, with the payment date until June 30, 2026.
27.7. Legal reserve and profit retention reserve
The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.
The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976, and is constituted on the basis of the Capital Budget proposed by the Board of Directors for resolution by the General Meeting. In December 2025, a premium payment of R$1,298,041 was made to shareholders as a result of the Company's migration to the Novo Mercado, as detailed in Note 1, and dividends payable in the amount of R$1,350,000 were appropriated, both with a counterpart in the profit retention reserve.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-73

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
28. Net Operating Revenue

	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue
						12.31.2025	12.31.2024	12.31.2023
Electricity sales for final customers	10,964,004	(898,083)	(1,284,086)	(848,982)	—	7,932,853	8,454,990	7,946,168
Electricity sales to distributors	5,449,795	(618,859)	(17,107)	(29,160)	—	4,784,669	3,120,628	3,602,788
Use of the main distribution and transmission grid	13,628,888	(1,106,495)	(2,291,682)	(3,256,045)	—	6,974,666	7,048,036	6,002,192
Construction income	3,303,150	—	—	—	—	3,303,150	2,550,809	2,333,787
Fair value of assets from the indemnity for the concession	161,244	—	—	—	—	161,244	82,424	62,167
Result of sectorial financial assets and liabilities	2,587,485	(239,342)	—	—	—	2,348,143	838,280	971,203
Other operating revenue	681,485	(65,805)	(47)	—	(3,502)	612,131	555,869	561,163
	36,776,051	(2,928,584)	(3,592,922)	(4,134,187)	(3,502)	26,116,856	22,651,036	21,479,468
28.1. Revenue details

	12.31.2025	12.31.2024	12.31.2023
Electricity sales for final customers	10,964,004	11,383,852	10,384,872
Consumers - Power distribution	7,568,762	7,981,076	6,779,582
Free consumers	1,847,523	2,246,579	2,723,661
Donations and grants	1,547,719	1,156,197	881,629
Electricity sales to distributors	5,449,795	3,674,579	4,235,612
Bilateral contracts	3,072,638	1,960,568	2,112,486
Regulated contracts	1,425,368	1,193,511	1,582,836
Electric Energy Trade Chamber – CCEE	832,232	399,700	425,920
Effective interest – grant bonus (Note 9.2)	119,557	120,800	114,370
Use of the main distribution and transmission grid	13,628,888	12,737,940	10,930,593
Consumers	12,625,475	11,831,389	10,058,379
Concessionaires and generators	129,267	128,756	106,564
Operating and maintenance income – O&M and interest income (a)	874,146	777,795	765,650
Construction income	3,303,150	2,550,809	2,333,787
Power distribution service concession	3,027,526	2,427,296	2,234,542
Power transmission concession (b)	275,624	123,513	99,245
Fair value of assets from the indemnity for the concession	161,244	82,424	62,167
Result of sectorial financial assets and liabilities	2,587,485	923,724	1,070,196
Other operating revenue	681,485	620,778	629,792
Leasing and rent	581,944	546,507	464,184
Fair value in the purchase and sale of power	18,563	—	5,045
Income from rendering of services	31,697	38,238	41,891
Other income	49,281	36,033	118,672
GROSS OPERATING REVENUE	36,776,051	31,974,106	29,647,019
(-) Pis/Pasep and Cofins	(2,928,584)	(2,577,655)	(2,477,418)
(-) ICMS (VAT)	(3,592,922)	(3,491,400)	(2,733,900)
(-) Service tax (ISSQN)	(3,502)	(3,644)	(4,087)
(-) Sectorial charges (Note 28.2)	(4,134,187)	(3,250,371)	(2,952,146)
NET OPERATING REVENUE	26,116,856	22,651,036	21,479,468
(a) The balances include the impacts of RBSE adjustments and tariff revision adjustments described in Note 10.
(b) The balance contains the amount of construction revenue, construction margin and the efficiency gain or loss.
The impact of the unbilled revenue from the Electricity sales to final customers and use of the main distribution grid of Copel DIS, accounted for according to the practice presented in Note 4.11, was R$667 until December 31, 2025 (R$80,296 until December 31, 2024).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-74

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
28.2. Regulatory charges

	12.31.2025	12.31.2024	12.31.2023
Energy Development Account – "CDE" – Power distribution service concession (Note 28.2.1)	3,380,242	2,683,329	2,659,092
Other charges – rate flags (Note 28.2.2)	456,982	247,021	1,216
Research and development and energy efficiency – R&D and EEP	193,753	174,616	161,039
Global Reversion Reserve – RGR quota	9,693	50,475	46,750
Energy Development Account – "CDE" – Power transmission concession	75,534	78,500	68,901
Inspection fee	17,983	16,430	15,148
	4,134,187	3,250,371	2,952,146
28.2.1. Energy Development Account - CDE - power distribution concession
The Energy Development Account - CDE, created by Law No. 10438/2002, amended by Law No. 12783/2013, aims to promote energy development in the national territory, in accordance with guidelines established by the Ministry of Mines and Energy (MME), including subsidies for social tariffs, incentivized sources, agricultural irrigation, among others. The charge is passed on to the end consumer in tariff processes and collected periodically by distributors. The annual quotas for each distributor are defined by Aneel through Approval Resolutions, with the management of resources carried out by the Electric Energy Trade Chamber (CCEE).
Regarding extraordinary charges, on October 9, 2024, Aneel published Order No. 3,056 which considers the repayment of loans from the Covid Account and the Water Shortage Account to be complete, with the consequent interruption of the collection of the respective monthly quotas as of October 10, 2024.
In 2025, the CDE Use and CDE Distributed Generation (CDE GD) remained in force, the latter being intended to redistribute the system costs that are no longer collected as a result of energy compensation carried out by consumer units participating in the Electric Energy Compensation System, under the terms of Law No. 14,300/2022.
28.2.2. Tariff flag
The tariff flag system, created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. In 2025, the green flag was applied from January to April and from May onwards, surcharges on the tariff returned, varying from yellow to red - level 2, the latter in August and September. In 2024, the green flag prevailed from January to June and from July onwards, it varied from yellow to red - level 2.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-75

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
29. Operating Costs and Expenses

	Operational costs	Selling expenses	General and administrative expenses	Other operational income (expenses), net	12.31.2025	12.31.2024	12.31.2023
Electricity costs and expenses
Electricity purchased for resale (Note 29.1)	11,110,778	—	—	—	11,110,778	8,924,895	7,716,190
Charge of the main distribution and transmission grid	2,755,534	—	—	—	2,755,534	2,865,490	2,896,710
Materials and supplies for power electricity	—	—	—	—	—	936	17,654
	13,866,312	—	—	—	13,866,312	11,791,321	10,630,554
Manageable costs and expenses
Personnel and management (Note 29.2)	595,668	—	365,120	—	960,788	1,081,797	1,878,332
Pension and healthcare plans	159,210	—	75,337	—	234,547	259,352	260,159
Materials	83,621	—	24,440	—	108,061	86,882	102,667
Third-party services (Note 29.3)	941,908	3,860	246,514	—	1,192,282	1,074,308	996,312
Credit losses, provisions and reversals (Note 29.4)	(2,276)	102,457	—	170,606	270,787	345,102	92,235
Other operational income (costs and expenses) (Note 29.6)	161,823	27,284	104,655	(369,346)	(75,584)	240,842	430,544
	1,939,954	133,601	816,066	(198,740)	2,690,881	3,088,283	3,760,249
Other
Depreciation and amortization	1,376,328	—	60,807	44,751	1,481,886	1,465,478	1,382,040
Construction cost (Note 29.5)	3,272,763	—	—	—	3,272,763	2,522,908	2,319,720
	4,649,091	—	60,807	44,751	4,754,649	3,988,386	3,701,760
	20,455,357	133,601	876,873	(153,989)	21,311,842	18,867,990	18,092,563
29.1. Electricity purchased for resale

	12.31.2025	12.31.2024	12.31.2023
Purchase of Energy in the Regulated Environment – CCEAR	4,043,221	4,009,747	3,658,852
Bilateral contracts	2,901,057	1,849,268	1,998,640
Micro and mini generators	2,446,037	1,726,602	1,125,857
Electric Energy Trade Chamber – CCEE	1,273,628	832,656	431,303
Itaipu Binacional	963,340	950,389	980,302
Program for incentive to alternative energy sources – Proinfa	424,896	337,978	370,495
Fair value in the purchase and sale of power	—	36,604	—
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(941,401)	(818,349)	(849,259)
	11,110,778	8,924,895	7,716,190
29.2. Personnel and management

	12.31.2025	12.31.2024	12.31.2023
Personnel
Employee compensation	461,555	557,666	742,449
Social charges on payroll	155,873	186,502	220,148
Long-Term Incentive Plan - ILP (Note 27.4)	5,501	1,531	—
Meal and education allowance	82,540	97,709	109,307
Voluntary Dismissal Program (Note 17.1)	21,489	18,306	610,057
	726,958	861,714	1,681,961
Management
Management fees	34,370	27,362	17,889
Long-Term Incentive Plan - ILP (Note 27.4)	19,471	4,064	—
Social charges on payroll	11,868	8,766	4,559
Other expenses	2,143	608	261
	67,852	40,800	22,709
Provisions for performance and profit sharing of employees and administrators	165,978	179,283	173,662
	960,788	1,081,797	1,878,332

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-76

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
29.3. Third party services

	12.31.2025	12.31.2024	12.31.2023
Maintenance of electrical system	638,294	472,011	430,954
Consumer service / call center	130,930	104,700	100,574
Maintenance of facilities	120,519	139,924	117,981
Communication, processing and transmission of data	104,672	119,281	107,818
Consulting and audit	99,650	77,333	81,904
Meter reading and bill delivery	60,317	60,308	58,734
Other services	37,900	100,751	98,347
	1,192,282	1,074,308	996,312
29.4. Credit losses, provisions and reversals

	12.31.2025	12.31.2024	12.31.2023
Provision for legal claims	165,772	222,251	157,668
Expected credit losses (Trade accounts and Other receivables)	102,457	100,730	109,435
Tax credits estimated losses (reversal of losses)	4,834	(2,044)	2,825
Property, plant and equipment impairment (Note 15.4)	—	27,755	(174,500)
Fair value adjustment of power generation concessions agreements	(2,276)	(3,590)	(3,193)
	270,787	345,102	92,235
29.5. Construction costs

	12.31.2025	12.31.2024	12.31.2023
Materials	1,930,887	1,519,486	1,409,633
Third party services	1,132,289	785,333	689,886
Personnel	170,184	170,749	184,246
Other	39,403	47,340	35,955
	3,272,763	2,522,908	2,319,720
29.6. Other operating costs and expenses, net

	12.31.2025	12.31.2024	12.31.2023
Financial offset for the use of water resources	165,783	173,318	152,604
Net losses (gains) in the decommissioning and disposal of assets (a)	106,064	(225,683)	45,596
Leasing and rent	56,077	28,045	30,528
Corporate communication	36,635	34,546	31,254
Aneel inspection fee	32,766	19,458	18,248
Insurance	29,575	41,111	48,914
Taxes	28,979	23,358	23,463
Collection charge	27,284	33,831	43,022
Compensation	23,127	30,435	21,699
Compensation for Curtailment (Note 32.2.9)	(95,599)	—	—
Result of business combination (Note 1.2)	(141,661)	—	—
Result of asset disposal (b)	(335,595)	—	—
Other net costs and expenses (income)	(9,019)	82,423	15,216
	(75,584)	240,842	430,544
(a) The balance for 2025 mainly refers to losses from the decommissioning of Copel DIS assets. In 2024, the balance includes the gain from the sale of unusable assets from Copel GeT and FDA.
(b) The balance includes the result of asset disposals described in Notes 37.1, 37.3, and 37.4.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-77

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
30. Financial Results

	12.31.2025	12.31.2024	12.31.2023
Financial income
Return on financial investments	690,466	738,229	540,672
Interest and arrears charges on bills	320,959	249,539	200,341
Interest on taxes to be offset	150,593	92,794	89,938
Remuneration of net sectorial assets and liabilities (Note 8)	55,312	44,033	62,795
Monetary variation and adjustment to present value of accounts payable related to the concession	50,232	17,838	69,059
Income and monetary restatement of judicial deposits	48,537	32,859	55,092
Other financial income	84,453	58,675	92,733
(-) Pis/Pasep and Cofins taxes on financial income	(56,894)	(49,188)	(41,514)
	1,343,658	1,184,779	1,069,116
( - ) Financial expenses
Monetary variation and debt charges	2,490,902	1,745,166	1,763,555
Monetary variation and present value adjustment on accounts payable related to the concession	157,858	167,296	140,214
PIS/Pasep and Cofins taxes on interest on capital	129,067	86,609	101,251
Remuneration of net sectorial assets and liabilities (Note 8)	77,774	35,186	4,542
Restatement of provision for allocation of PIS and Cofins credits (Note 12.3)	64,510	43,327	58,518
Monetary restatement on the provision for legal claims (Note 26.1)	63,304	96,964	77,715
Interest on lease liabilities (Note 24.2)	32,013	28,560	24,292
Interest on tax installments	27,011	25,791	39,569
Interest on R&D and EEP (Note 22)	24,070	22,050	26,009
Swap effect on debentures (Note 20)	23,535	—	—
Fair value adjustment of debentures (Note 20)	15,978	—	—
Other financial expenses	35,988	90,844	38,441
	3,142,010	2,341,793	2,274,106
Net	(1,798,352)	(1,157,014)	(1,204,990)
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
For the year ended December 31, 2025, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue for the years ended December 31, 2025, 2024 and 2023.
The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4.
31.1. Company’s reportable segments
Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic and wind projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;
Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-78

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
Power sale (COM) - its attribution is to trade energy and related services;
Services (SER) – its attribution is providing services and participating in open innovation investments;
Holding – its attribution is participation in other companies.
The gas segment, with attribution of operating the public service of piped natural gas distribution, was discontinued after the completion of the Compagas divestment process in 2024.
31.2. Assets by reportable segment

ASSETS 12.31.2025	Electric Energy			SER	Holding	Intersegment operations / Others (a)	Total
	GET	DIS	COM
TOTAL ASSETS	32,096,778	24,647,570	1,559,759	131,497	2,793,682	(814,830)	60,414,456
CURRENT ASSETS	4,113,374	5,470,404	908,823	109,130	2,147,764	(1,867,841)	10,881,654
NONCURRENT ASSETS	27,983,404	19,177,166	650,936	22,367	645,918	1,053,011	49,532,802
Long term assets	11,116,344	7,176,946	639,830	19,825	469,160	(356,766)	19,065,339
Investments	2,697,409	441	—	—	151,152	—	2,849,002
Property, plant and equipment	8,136,392	—	1,025	774	7,361	—	8,145,552
Intangible assets	5,910,606	11,868,128	5,816	1,768	10,514	1,409,777	19,206,609
Right-of-use asset	122,653	131,651	4,265	—	7,731	—	266,300
(a) Includes inter-segment elimination amounts and consolidation adjustments.

ASSETS 12.31.2024	Electric Energy			SER	Holding	Intersegment operations / Others (a)	Total
	GET	DIS	COM
TOTAL ASSETS	29,552,246	23,567,303	1,447,083	149,155	4,571,127	(1,902,758)	57,384,156
CURRENT ASSETS	4,796,497	6,769,769	916,049	48,889	3,486,544	(2,975,940)	13,041,808
NONCURRENT ASSETS	24,755,749	16,797,534	531,034	100,266	1,084,583	1,073,182	44,342,348
Long term assets	7,418,447	6,847,655	520,427	15,084	894,484	(380,976)	15,315,121
Investments	3,411,005	442	—	—	166,490	—	3,577,937
Property, plant and equipment	8,428,157	—	702	80,590	7,248	—	8,516,697
Intangible assets	5,365,916	9,788,358	5,731	901	8,546	1,454,158	16,623,610
Right-of-use asset	132,224	161,079	4,174	3,691	7,815	—	308,983
(a) Includes inter-segment elimination amounts and consolidation adjustments.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-79

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
31.3. Statement of income by reportable segment

STATEMENT OF INCOME	Electric Energy				SER	Holding	Inter- segment operations	Total
	GET		DIS	COM
12.31.2025	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUE	3,913,035	1,388,544	19,202,210	4,402,327	12,128	—	(2,801,388)	26,116,856
Net operating revenue - third-parties	1,906,130	936,026	19,170,722	4,091,850	12,128	—	—	26,116,856
Net operating revenue - between segments	2,006,905	452,518	31,488	310,477	—	—	(2,801,388)	—
OPERATING COSTS AND EXPENSES	(1,797,803)	(651,309)	(17,124,300)	(4,349,494)	(12,080)	(178,244)	2,801,388	(21,311,842)
Energy purchased for resale	(518,911)	—	(8,595,124)	(4,310,141)	—	—	2,313,398	(11,110,778)
Charges for use of the main transmission grid	(547,265)	—	(2,689,991)	—	—	—	481,722	(2,755,534)
Personnel and management	(171,993)	(131,096)	(538,360)	(20,839)	(408)	(98,092)	—	(960,788)
Pension and healthcare plans	(38,415)	(31,113)	(153,082)	(1,741)	(76)	(10,120)	—	(234,547)
Materials and supplies	(32,395)	(6,675)	(65,226)	(303)	(47)	(3,415)	—	(108,061)
Third party services	(221,785)	(64,577)	(865,301)	(4,064)	(5,215)	(32,959)	1,619	(1,192,282)
Depreciation and amortization	(741,111)	(19,428)	(712,266)	(1,889)	(3,032)	(4,160)	—	(1,481,886)
Provision (reversal) for litigations	(13,223)	(4,691)	(144,331)	(246)	—	(3,281)	—	(165,772)
Impairment of assets	2,276	—	—	—		—	—	2,276
Other estimated losses, provisions and reversals	(204)	(5,855)	(99,365)	(1,566)	(299)	(2)	—	(107,291)
Construction cost	—	(245,239)	(3,027,524)	—	—	—	—	(3,272,763)
Other operating costs and expenses, net	485,223	(142,635)	(233,730)	(8,705)	(3,003)	(26,215)	4,649	75,584
EQUITY IN EARNINGS OF INVESTEES	18,706	222,637	—	—	—	(1,346)	—	239,997
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	2,133,938	959,872	2,077,910	52,833	48	(179,590)	—	5,045,011
Financial income	355,234	135,581	643,829	37,670	5,687	165,662	(5)	1,343,658
Financial expenses	(866,443)	(583,794)	(1,429,691)	(551)	(11,535)	(250,001)	5	(3,142,010)
OPERATING PROFIT (LOSS)	1,622,729	511,659	1,292,048	89,952	(5,800)	(263,929)	—	3,246,659
Income tax and social contribution	(258,833)	(37,950)	(219,541)	(22,310)	(168)	(38,816)	—	(577,618)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,363,896	473,709	1,072,507	67,642	(5,968)	(302,745)	—	2,669,041
Result of discontinued operations	18,898	—	—	—	—	—		18,898
NET INCOME (LOSS)	1,382,794	473,709	1,072,507	67,642	(5,968)	(302,745)	—	2,687,939

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-80

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2024	Electric Energy				GAS	SER	Holding	Reclassifications (a)	Inter- segment operations	Total
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUES	3,477,696	1,144,481	17,030,454	3,568,463	562,129	6,333	—	(561,141)	(2,577,379)	22,651,036
Net operating revenue - third-parties	1,473,628	708,119	16,992,784	3,470,172	13,618	6,333	—	(13,618)	—	22,651,036
Net operating revenue - between segments	2,004,068	436,362	37,670	98,291	548,511	—	—	(547,523)	(2,577,379)	—
OPERATING COSTS AND EXPENSES	(2,348,476)	(294,559)	(15,048,163)	(3,553,557)	(503,516)	(7,129)	(192,548)	502,579	2,577,379	(18,867,990)
Energy purchased for resale	(195,695)	—	(7,308,796)	(3,524,688)	—	—	—	—	2,104,284	(8,924,895)
Charges for use of the main transmission grid	(625,586)	—	(2,729,154)	—	—	—	—	17,586	471,664	(2,865,490)
Personnel and management	(218,436)	(141,042)	(636,853)	(14,462)	(33,621)	(264)	(73,864)	36,745	—	(1,081,797)
Pension and healthcare plans	(46,764)	(32,041)	(168,977)	(1,737)	(4,083)	(45)	(10,152)	4,447	—	(259,352)
Materials and supplies	(15,620)	(5,711)	(63,493)	(114)	(416)	(16)	(1,946)	434	—	(86,882)
Raw materials and supplies for generation	(1,880)	—	—	—	—	—	—	172	772	(936)
Natural gas and supplies for gas business	—	—	—	—	(397,554)	—	—	397,554	—	—
Third party services	(249,558)	(55,001)	(719,122)	(4,603)	(10,650)	(3,951)	(48,483)	14,134	2,926	(1,074,308)
Depreciation and amortization	(821,258)	(17,069)	(592,226)	(1,746)	(27,146)	(2,788)	(3,245)	—	—	(1,465,478)
Provision (reversal) for litigations	(24,462)	(9,340)	(168,067)	178	(32)	—	(20,735)	207	—	(222,251)
Impairment of assets	(24,165)	—	—	—	—		—	—	—	(24,165)
Other estimated losses, provisions and reversals	(13,172)	(9,007)	(75,402)	(958)	(7,509)	(147)	—	7,509	—	(98,686)
Construction cost	—	(95,610)	(2,427,298)	—	(13,618)	—	—	13,618	—	(2,522,908)
Other operating costs and expenses, net	(111,880)	70,262	(158,775)	(5,427)	(8,887)	82	(34,123)	10,173	(2,267)	(240,842)
EQUITY IN EARNINGS OF INVESTEES	14,431	262,463	—	—	—	—	4,308	—	—	281,202
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,143,651	1,112,385	1,982,291	14,906	58,613	(796)	(188,240)	(58,562)	—	4,064,248
Financial income	294,113	90,377	516,031	40,813	29,114	3,285	248,195	(30,182)	(6,967)	1,184,779
Financial expenses	(778,328)	(301,485)	(1,041,951)	(325)	(39,721)	(4,906)	(223,032)	40,988	6,967	(2,341,793)
OPERATING PROFIT (LOSS)	659,436	901,277	1,456,371	55,394	48,006	(2,417)	(163,077)	(47,756)	—	2,907,234
Income tax and social contribution	(197,338)	(97,961)	(322,349)	(11,310)	(17,301)	(1,935)	18,192	26,531	4,036	(599,435)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	462,098	803,316	1,134,022	44,084	30,705	(4,352)	(144,885)	(21,225)	4,036	2,307,799
Result of discontinued operations	12,004	—	—	—	—	—	458,342	21,225	—	491,571
NET INCOME (LOSS)	474,102	803,316	1,134,022	44,084	30,705	(4,352)	313,457	—	4,036	2,799,370
(a) Reclassification of discontinued operation values, resulting from divestments completed in 2024 (Note 37.6)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-81

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

STATEMENT OF INCOME 12.31.2023	Electric Energy				GAS	Holding and Services	Reclassifications	Inter- segment operations	Total
	GET		DIS	COM
	GER	TRA
CONTINUING OPERATIONS
NET OPERATING REVENUES	4,179,457	1,096,351	15,085,707	4,056,904	978,581	—	(977,148)	(2,940,384)	21,479,468
Net operating revenue - third-parties	1,764,212	687,829	15,048,581	3,978,846	17,014	—	(17,014)	—	21,479,468
Net operating revenue - between segments	2,415,245	408,522	37,126	78,058	961,567	—	(960,134)	(2,940,384)	—
OPERATING COSTS AND EXPENSES	(2,372,792)	(474,506)	(13,983,117)	(3,948,286)	(814,455)	(218,272)	778,481	2,940,384	(18,092,563)
Energy purchased for resale	(214,198)	(14,741)	(6,074,752)	(3,908,484)	—	—	3,282	2,492,703	(7,716,190)
Charges for use of the main transmission grid	(658,229)	—	(2,715,273)	—	—	—	33,873	442,919	(2,896,710)
Personnel and management	(368,744)	(247,393)	(1,174,906)	(21,133)	(43,201)	(72,537)	49,582	—	(1,878,332)
Pension and healthcare plans	(49,626)	(33,003)	(167,533)	(1,877)	(6,222)	(8,853)	6,955	—	(260,159)
Materials and supplies	(20,937)	(5,583)	(74,501)	(77)	(1,574)	(1,609)	1,614	—	(102,667)
Raw materials and supplies for generation	(19,113)	—	—	—	—	—	158	1,301	(17,654)
Natural gas and supplies for gas business	—	—	—	—	(678,885)	—	678,885	—	—
Third party services	(242,712)	(50,019)	(643,999)	(3,389)	(13,861)	(68,186)	22,517	3,337	(996,312)
Depreciation and amortization	(843,480)	(16,207)	(521,301)	(2,003)	(41,148)	(4,700)	46,799	—	(1,382,040)
Provision (reversal) for litigations	(8,204)	(12,777)	(101,960)	(233)	(263)	(44,815)	10,584	—	(157,668)
Impairment of assets	285,825	—	—	—	—	—	(108,132)	—	177,693
Other estimated losses, provisions and reversals	(7,109)	(2,334)	(99,123)	(3,694)	(285)	—	285	—	(112,260)
Construction cost	—	(85,181)	(2,234,539)	—	(17,010)	—	17,010	—	(2,319,720)
Provision for allocation of PIS and Cofins credits	—	—	—	—	—	—	—	—	—
Other operating costs and expenses, net	(226,265)	(7,268)	(175,230)	(7,396)	(12,006)	(17,572)	15,069	124	(430,544)
EQUITY IN EARNINGS OF INVESTEES	16,651	283,939	—	—	—	7,219	—	—	307,809
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,823,316	905,784	1,102,590	108,618	164,126	(211,053)	(198,667)	—	3,694,714
Financial income	333,990	66,922	479,944	38,577	36,559	182,829	(46,362)	(6,777)	1,085,682
Financial expenses	(791,547)	(344,524)	(955,046)	(717)	(48,316)	(203,206)	45,907	6,777	(2,290,672)
OPERATING PROFIT (LOSS)	1,365,759	628,182	627,488	146,478	152,369	(231,430)	(199,122)	—	2,489,724
Income tax and social contribution	(228,373)	1,779	(58,368)	(40,928)	(40,750)	4,962	7,621	—	(354,057)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,137,386	629,961	569,120	105,550	111,619	(226,468)	(191,501)	—	2,135,667
Result of discontinued operations	—	—	—	—	—	—	191,501	—	191,501
NET INCOME (LOSS)	1,137,386	629,961	569,120	105,550	111,619	(226,468)	—	—	2,327,168
31.4. Additions to noncurrent assets by reportable segment

12.31.2025	Electric Energy			SER	Holding	Total
	GET	DIS	COM
Contract assets	982,886	2,959,050	—	—	—	3,941,936
Property, plant and equipment	188,966	—	489	—	1,366	190,821
Intangible assets	36,382	—	1,608	1,118	2,952	42,060
Right-of-use asset	8,181	28,170	427	205	892	37,875

12.31.2024	Electric Energy			SER	Holding	Total
	GET	DIS	COM
Contract assets	833,630	2,196,348	—	—	—	3,029,978
Property, plant and equipment	105,087	—	18	39,075	17	144,197
Intangible assets	4,299,529	—	1,319	261	2,378	4,303,487
Right-of-use asset	47,266	127,968	564	150	1,988	177,936

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-82

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
32. Financial Instruments
32.1. Categories and determination of fair value of financial instruments

	Note	Level	12.31.2025		12.31.2024
			Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	2	3,130,363	3,130,363	4,161,939	4,161,939
Bonds and securities (b)	6	2	691,781	691,781	529,708	529,708
Accounts receivable - distribution concession (c)	9	3	3,679,554	3,679,554	2,610,731	2,610,731
Accounts receivable - generation concession (c)	9	3	78,673	78,673	75,425	75,425
Fair value in the purchase and sale of power (d)	32.2.10	3	861,501	861,501	697,288	697,288
Other temporary investments (e)		1	2,553	2,553	10,036	10,036
Other temporary investments (e)		2	8,321	8,321	5,858	5,858
			8,452,746	8,452,746	8,090,985	8,090,985
Amortized cost
Collaterals and escrow accounts (a)			9	9	9	9
Trade accounts receivable (a)	7		4,463,146	4,463,146	4,078,882	4,078,882
Sectorial financial assets (a)	8		800,926	800,926	—	—
Accounts receivable - concessions - bonus from the grant (f)	9.2	2	845,219	946,109	821,804	923,084
			6,109,300	6,210,190	4,900,695	5,001,975
Fair value through other comprehensive income
Certified Emission Reductions - CERs (g)		2	5,303	5,303	3,207	3,207
Other temporary investments (h)		3	19,753	19,753	14,709	14,709
			25,056	25,056	17,916	17,916
Total financial assets			14,587,102	14,687,992	13,009,596	13,110,876
Financial liabilities
Fair value through profit or loss
Fair value in the purchase and sale of power (d)	32.2.10	3	531,442	531,442	385,792	385,792
Debentures (i)	20	2	2,324,808	2,324,808	—	—
Derivative financial instruments (j)	25	2	23,535	23,535	—	—
			2,879,785	2,879,785	385,792	385,792
Amortized cost
Sectorial financial liabilities (a)	8		883,990	883,990	1,077,810	1,077,810
ICMS installment payment (k)	12.2		12,970	12,562	11,963	11,105
Special Tax Regularization Program - Pert (k)	12.2	2	296,042	260,987	339,831	297,583
Accounts payable to suppliers	18		3,193,211	3,193,211	2,466,803	2,466,803
Loans and financing (k)	19	2	3,389,380	3,991,003	5,154,871	5,128,374
Debentures (l)	20	2	14,540,405	14,293,849	12,773,954	12,528,379
Accounts payable related to concession (m)	23	3	1,106,327	1,141,822	1,138,129	1,258,564
			23,422,325	23,777,424	22,963,361	22,768,618
Total financial liabilities			26,302,110	26,657,209	23,349,153	23,154,410
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
d)The fair values of assets and liabilities are equivalent to their book values (Note 4.2.7).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-83

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
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
i)The methodology for determining fair value considers the assessment of future contractual cash flows, discounted using market curves applicable to each instrument, reflecting the specific contractual conditions and other market factors in effect on the measurement date.
j)The fair value of swap contracts is calculated by the difference between the present value of the projected future cash flows from the asset and liability sides of the transaction, discounted based on the applicable market curves, considering the contractual conditions and other market factors in effect on the calculation date.
k)The cost of the last funding carried out by the Company, CDI + spread of 1.17%, is used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.
l)Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2025, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.
m)The actual pre-tax discount rate of 9.52% p.a. was used, compatible with the rate estimated by the Company for long-term projects.
32.2. Financial risk management
The Company's business activities are exposed to the following risks arising from financial instruments:
32.2.1. Credit risk
Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Exposure to credit risk	12.31.2025	12.31.2024
Cash and cash equivalents (a)	3,130,363	4,161,939
Bonds and securities(a)	691,781	529,708
Pledges and restricted deposits linked (a)	9	9
Trade accounts receivable (b)	4,463,146	4,078,882
Sectorial financial assets (c)	800,926	—
Accounts receivable – distribution concession (c)	3,679,554	2,610,731
Accounts receivable – concessions – bonus from the grant (d)	845,219	821,804
Accounts receivable – generation concessions (e)	78,673	75,425
Other temporary investments (f)	30,627	30,603
	13,720,298	12,309,101
a)The Company manages credit risk on these assets, considering its policy of investing its resources in financial institutions with high national ratings, based on the largest rating agencies operating in the country.
b)Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards. Copel DIS, which accounts for most of the Company's customer balance, has an extremely diversified portfolio, and large customers are monitored periodically.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-84

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
e)For the generation concession assets, Aneel published Normative Resolution No. 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In 2022, Copel submitted to Aneel the appraisal reports detailing the residual values for the GPS and Mourão HPPs as outlined in Note 9.3. The MME, through Ordinance No. 845/2025, opened MME Public Consultation No. 190/2025, with the objective of receiving contributions to the draft Ordinance containing the guidelines to be observed in conducting the process for recognizing investments, complementary to those of the basic project (Article 2 of Decree No. 7850/2012), with a direct impact on the form of payment of compensation due to concessionaires at the end of the term of the concession contracts. The Public Consultation was open for contributions until August 18, 2025, and has not been concluded to date. Management's expectation regarding the compensation for these assets indicates the recoverability of the recorded balances.
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
The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 4 years. From 2030 on, the 2029 indicators are repeated throughout the forecast period.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-85

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

12.31.2025	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Loans and financing	Note 19	29,938	93,284	352,377	3,194,727	2,503,324	6,173,650
Debentures	Note 20	295,537	126,206	3,225,832	10,240,541	12,277,243	26,165,359
Accounts payable related to concession	Rate of return +IGP-M and IPCA	14,139	28,277	128,447	736,929	1,542,744	2,450,536
Accounts payable to suppliers	—	2,757,752	286,965	14,950	133,544	—	3,193,211
Special Tax Regularization Program - Pert	Selic	6,085	12,295	57,254	262,235	—	337,869
ICMS installment payment	Selic	6,358	714	3,323	3,093	—	13,488
Sectorial financial liabilities	Selic	74,529	151,687	726,138	—	—	952,354
Lease liability	Note 24	8,578	16,969	75,852	135,724	405,075	642,198
		3,192,916	716,397	4,584,173	14,706,793	16,728,386	39,928,665
(a) Effective interest rate - weighted average.
As disclosed in Notes 19.3 and 20.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.
To improve the Company's short-term financial capacity, in January 2026, new funds were raised in Copel GeT and Copel DIS, as disclosed in Note 38.
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
For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.50) based on the median market expectation for 2026 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 12.31.2025	Projected scenarios
			Probable	Scenario 1	Scenario 2
Financial liabilities
Suppliers
Itaipu	USD appreciation	(147,233)	64	(36,728)	(73,520)
		(147,233)	64	(36,728)	(73,520)

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-86

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
b) Interest rate and monetary variation risk
This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market. In 2025, the Company entered into certain derivative contracts to hedge the risk of incurring losses due to fluctuations in interest rates and continues to monitor interest rates and market indices on an ongoing basis in order to assess the need for further contracts.
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
For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 12.25%, IPCA - 4.00%, IGP-M - 3.87%), estimated as market average projections for 2026 according to the Central Bank of Brazil Focus Report, and TJLP of 8.64% calculated by the Company's internal projection. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Interest rate risk and monetary variation	Risk	Baseline 12.31.2025	Projected scenarios
			Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/Selic	691,781	84,744	63,576	42,406
Collaterals and escrow accounts	Low CDI/Selic	9	1	1	1
Sectorial financial assets	Low Selic	800,926	98,114	73,585	49,057
Accounts receivable – concessions	Low IPCA	4,603,446	184,138	138,103	92,069
		6,096,162	366,997	275,265	183,533
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(751,784)	(92,093)	(115,117)	(138,140)
BNDES	High TJLP	(718,767)	(62,083)	(77,603)	(93,124)
BNDES	High IPCA	(395,665)	(15,827)	(19,783)	(23,740)
Banco do Nordeste	High IPCA	(1,467,281)	(58,691)	(73,364)	(88,037)
Banco do Brasil – BNDES Transfer	High TJLP	(53,967)	(4,661)	(5,827)	(6,992)
Other	No risk	(1,916)	—	—	—
Debentures (a)	High CDI/Selic	(10,907,182)	(1,336,130)	(1,670,162)	(2,004,195)
Debentures	High IPCA	(5,915,935)	(236,637)	(295,797)	(354,956)
Debentures	High TJLP	(65,631)	(5,669)	(7,086)	(8,503)
Sectorial financial liabilities	High Selic	(883,990)	(108,289)	(135,361)	(162,433)
ICMS installment payment	High Selic	(12,970)	(1,589)	(1,986)	(2,383)
Special Tax Regularization Program – Pert	High Selic	(296,042)	(36,265)	(45,331)	(54,398)
Accounts payable related to concession	High IGP-M	(829,934)	(32,118)	(40,148)	(48,178)
Accounts payable related to concession	High IPCA	(276,393)	(11,056)	(13,820)	(16,584)
		(22,577,457)	(2,001,108)	(2,501,385)	(3,001,663)
(a) Balance includes hedge amounts recorded under Other accounts payable (Note 25).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-87

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
Considering the strong wind generation in the Northeast, biomass generation in the Southeast, and the rainy season with natural energy inflows that raised reservoir levels to comfortable values during 2024 and 2025, it is estimated that the risk of power shortages in 2026 will be low, even given that reservoir levels will be within the normal range for this time of year.
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
For plants with contracts in the Free Contracting Environment (“ACL”), the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company. For the contracts in the Regulated Contracting Environment (“ACR”), Law 13,203/2015 allowed the generators to contract insurance, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá.
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
32.2.6. Risk of non-renewal of concessions - generation and transmission
The extension of energy generation and transmission concessions, achieved by Law No. 9074/1995, is regulated by Law No. 12783/2013, amended by Law No. 14052/2020 and Law No. 15269/2025. Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years.
According to the afromentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures and transmission ventures (RAP - Permitted Annual Revenue).

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-88

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
In 2018, Decree No. 9271/2018 was published, amended by Decrees No. 10135/2019, No. 10893/2021 and No. 11307/2022, which regulated the granting of a new concession contracts in the electricity sector associated with the privatization of a concessionaire under the direct or indirect control of the Federal Government, State, Federal District or Municipality. On November 19, 2024, the Granting Authority signed new Concession Contracts 01/2024 and 02/2024 for the Governador Bento Munhoz da Rocha Netto - GBM (“Foz do Areia”), Governador Ney Braga - GNB (“Segredo”) and Governador José Richa - GJR (“Salto Caxias”) Hydroelectric Plants for a period of 30 years, as a result of the process of transforming Copel into a “Corporation”.
On November 24, 2025, a new legal framework resulting from the signing into law of Provisional Executive Order (“MP”) No. 1304/2025 brought new rules applicable to the concessions of certain generation projects. Law No. 15269/2025 established new conditions for the extension of hydroelectric projects with a capacity greater than 50 MW, granted before December 11, 2003. Based on the new provision, the Granting Authority may extend or tender the generation concession, at its discretion, for a term of up to 30 years, establishing the estimated value of the concession, 50% of which will be allocated to the CDE. In addition, part of the electricity may be allocated to the regulated contracting environment, while the concessionaire must assume the hydrological risk.
Aneel Order No. 912/2025 determined compensation by converting the financial effects into an extension of the concession term for owners of hydroelectric plants participating in the Energy Reallocation Mechanism (“MRE”). The following Copel GeT plants were included in Ratification Resolution No. 3439, dated April 1, 2025: Bela Vista SHP, Governador Bento Munhoz da Rocha Netto (GBM), Salto Caxias (GJR), Segredo (GNB), and Capivari-Cachoeira (GPS). The weighted average term for the assured energy (“GF”) for each eligible plant was approximately three days. In addition, the following plants, which are part of Copel's equity interests, will also have their concession terms extended: HPP Dona Francisca, HPP Fundão and HPP Santa Clara.
As for the extension of transmission concession contracts, Decree No. 11314 was published on December 29, 2022, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel. Currently, the regulation of the Decree is under discussion, through a Public Consultation made available to the public by Aneel.
The terms of the generation and transmission concessions of the Company and its equity interests are presented in Note 2.
32.2.7. Risk of not maintaining the electricity distribution concession
The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system. The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.
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

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-89

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
Targets set for Copel Distribuição

Year	Economic and Financial Management	Realized	Quality - limits		Quality - performed
			DECi	FECi	DECi	FECi
2024	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	8.36	5.94	7.92	5.35
2025		—	8.14	5.80	7.17	4.65
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
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.
Quality indicators: For the years 2022 to 2026, the annual limits are set out in Authorizing Resolution No. 10,231/2021.

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
In the purchasing energy process, Copel DIS ended the year with a contracting level of 113.6%. However, it considers that it has sufficient amounts of “involuntary over-contracting” to accommodate the estimated contracting for the year. Therefore, there is no risk of penalties for overcontracting.
32.2.9. Risk of non-performance of wind farms
Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, provide for generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues.
The balance recorded in liabilities referring to the non-performance is shown in Note 25. The increase in liabilities is due to the fact that the amounts payable have been suspended until December 31, 2025 due to discussions in the sector regarding the restriction of generation of wind farms (constrained-off event). Furthermore, after a disturbance that occurred in the National Interconnected System - “SIN” on August 15, 2023, the ONS, in a preventive manner, increased the frequency of restrictions, which increased the restriction on generation of wind farms located in the Northeast region. These events of reduced or curtailed generation, particularly from wind and solar power plants, occur when production exceeds the consumption or transmission capacity of the electricity system (curtailment).
In December 2023, the Brazilian Wind Energy Association (ABEEólica) and the Brazilian Photovoltaic Solar Energy Association (ABSOLAR) filed a lawsuit requesting compensation for generators for events due to operating restrictions. Between 2023 and 2025, there were decisions in favor of the Associations, which, however, were revoked, so that there was no compensation during that period.
On November 25, 2025, Law No. 15269/2025 was published, modernizing the regulatory framework for the Brazilian electricity sector and providing, among other provisions, that owners of wind or solar photovoltaic power plants connected to the SIN (Integrated National System) now have the prerogative to enter into a commitment agreement with the granting authority with a view to offsetting the costs arising from generation curtailment related to external unavailability and compliance with electrical reliability requirements for the operation, in the period between September 1, 2023, and the date of publication of the new law, November 25, 2025. In return for signing the agreement, the signatory agents must formally waive any ongoing legal proceedings dealing with compensation related to the same issue, also guaranteeing the parties exemption from paying the legal fees of such proceedings. Finally, the new law stipulates that the payment of compensation by the granting authority will be used primarily to settle any past or future reimbursements owed by the agent and not yet settled within the scope of the CCEE.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-90

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
Copel GeT is monitoring the regulation of the new legal provision, in particular MME Public Consultation No. 210/2025, opened on December 31, 2025, with a deadline for contributions ending on January 16, 2026. In December 2025, at a Copel GeT Board of Directors meeting, the Company decided to adhere to the Term of Commitment by the Special Purpose Entities (SPEs) under Copel GeT control, renouncing legal action, subject to the basic conditions of the agreement provided for in Law No. 15269/2025. Thus, based on the available assumptions, the Company calculated the amounts of the right to financial compensation for generation restrictions suffered due to external unavailability and compliance with electrical reliability requirements for the operation that occurred in the period between September 1, 2023, and November 25, 2025, and recorded the gain of R$273,382 in the 2025 results, of which R$170,125 was recorded in the 2025 results. November 25, 2025, and recorded a gain of R$273,382 in the 2025 results, of which R$170,125 was recorded in net operating revenue, R$95,599 in Other operating revenue (expenses), net, and R$7,658 in financial results.
32.2.10. Risk related to price of power purchase and sale transactions
The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements:

	Purchase	Sale
2026	860,896	822,580
2027	662,213	581,672
2028	445,585	453,058
2029	439,238	436,850
2030	385,161	390,057
2031 to 2040	2,365,322	2,601,585
	5,158,415	5,285,802
The weighted average (duration) of the contracts is 114 months for energy purchases and 115 months for energy sales.
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

	Assets	Liabilities	Net
Current	263,645	(262,821)	824
Noncurrent	597,856	(268,621)	329,235
	861,501	(531,442)	330,059
The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2025, without inflation and adjusted for credit risk.
The table below presents a sensitivity analysis which, for the base and probable scenarios, considered the accounting balances recorded on the date of these financial statements. Additionally, the Company continues to monitor scenarios “1” and “2”, which consider 25% and 50% increase or decrease.

	Price variation	Baseline 12.31.2025	Projected scenarios
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	330,059	330,059	414,505	498,952
	Decrease	330,059	330,059	245,612	161,165

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-91

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
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
The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization) for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. The Company negotiated temporary consents for the leverage ratio of its debenture issues from 3.5 to 4.5 (Note 20.3). On December 31, 2025, the index was achieved in accordance with the assumptions defined in the contracts.
In addition, the company monitors debt in relation to equity, as shown below.

Indebtedness	12.31.2025	12.31.2024
Loans and financing	3,368,419	5,126,470
Debentures (a)	16,670,459	12,627,365
(-) Cash and cash equivalents	(3,130,363)	(4,161,939)
(-) Bonds and securities - debt contract guarantees	(608,463)	(434,474)
Net debt	16,300,052	13,157,422
Equity	23,091,978	25,636,935
Debt to equity ratio	0.71	0.51
(a) Includes the value of debentures and swaps recorded under Other accounts payable.
The average debt cost at the nominal rate in December 31, 2025 is 13.07% p.a (11.96% p.a in December 31, 2024), which is equivalent to 87.74% of the CDI (98.46% of the CDI in 2024).
33. Related Party
The following table shows the balances resulting from the relevant transactions with related parties carried out by the Company, except for transactions involving operations in a regulated environment, recorded in accordance with the criteria and definitions established by the regulatory agents.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-92

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

Related parties / Nature of operation	Assets		Liabilities		Revenue			Cost / Expense
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2023	12.31.2025	12.31.2024	12.31.2023
Entities with significant influence
State of Paraná
Dividends	—	—	215,742	193,265	—	—	—	—	—	—
Solidarity Energy Program (a)	—	22,928	—	—	—	—	—	—	—	—
Employees transferred (b)	309	342	—	—	—	—	—	—	—	—
BNDES and BNDESPAR
Dividends (c)			298,087	281,508	—	—	—	—	—	—
Financing (Note 19)	—	—	1,114,432	1,796,646	—	—	—	(187,541)	(164,478)	(180,030)
Debentures – wind power (Note 20)	—	—	65,631	183,225	—	—	—	(13,079)	(23,509)	(25,036)
Joint ventures
Caiuá Transmissora de Energia (d)	864	402	—	—	5,098	4,726	3,860	—	—	—
Dividends	19,673	2,836	—	—	—	—	—	—	—	—
Integração Maranhense Transmissora - dividends	4,002	3,149	—	—	—	—	—	—	—	—
Matrinchã Transmissora de Energia - dividends	16,787	14,045	—	—	—	—	—	—	—	—
Guaraciaba Transmissora de Energia - dividends	28,107	34,017	—	—	—	—	—	—	—	—
Paranaíba Transmissora de Energia - dividends	6,938	6,635	—	—	—	—	—	—	—	—
Cantareira Transmissora de Energia - dividends	62,901	9,600	—	—	—	—	—	—	—	—
Associates
Dona Francisca Energética S.A. (e)	—	—	—	1,312	—	—	—	(14,244)	(14,527)	(15,345)
Dividends	2,127	54	—	—	—	—	—	—	—	—
Foz do Chopim Energética Ltda. (f)	—	—	—	—	—	1,456	3,570	—	—	—
Key management staff
Fees and social security charges (Note 29.2)	—	—	—	—	—	—	—	(67,852)	(40,800)	(22,709)
Pension and healthcare plans (Note 21.2)	—	—	—	—	—	—	—	(1,974)	(1,809)	(1,641)
Other related parties
Fundação Copel
Administrative property rental	—	—	135,085	130,483	—	—	—	(12,932)	(12,211)	(10,091)
Pension and healthcare plans (Note 21.2)	—	—	1,478,157	1,158,709	—	—	—	—	—	—
Lactec (g)	4	7	306	468	575	525	462	(2,670)	(1,697)	(5,706)
Sanepar (h)	18	445	—	—	39,288	12,164	68	—	—	—
Sistema Meteorológico do Paraná – Simepar (i)	—	—	247	649	—	—	—	(7,377)	(7,879)	(8,748)
Tecpar (j)	—	—	—	—	2,595	2,281	2,030	—	—	—
Celepar (j)	—	—	—	—	1,164	1,148	1,113	(3)	(6)	(26)
Assembleia Legislativa do Paraná (j)	—	—	—	—	330	326	319	—	—	—
Portos do Paraná (j)	—	—	—	—	4,443	4,114	5,070	—	—	—
a)Energia Solidária Program, created by state law No. 20.943/2021, replacing the Luz Fraterna Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law. The Company is disputing in court the application of interest, fines, and monetary adjustments on electricity bills already paid by the State of Paraná. Management is making every effort necessary to preserve the Company's interests
b)Reimbursement of wages and social charges for employees transferred to the State of Paraná Government. Balances presented are net of expected credit loss.
c)BNDES is the controller of BNDES Participações S.A. - BNDESPAR, which holds shares in Copel (Note 27.1). BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
d)Contract for operation and maintenance services provided by Copel GeT, expiring on May 10, 2026.
e)Energy purchase and sale agreement entered into by Copel GeT, expired on March 31, 2025, and new agreement entered into by Copel COM in 2025, expiring on August 31, 2033.
f)Operation and maintenance contracts signed by Copel GeT, expired on May 31, 2024.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-93

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
g)The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (Oscip) of which Copel is an associate. Lactec has service and research and development contracts with Copel GeT, FDA and Copel DIS, subject to prior or subsequent control, with the approval of Aneel. Copel COM provides services and sells energy to the Institute.
h)Basic sanitation provided by Sanepar and energy sales contract signed by Copel COM.
i)The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
j)Energy sales contract signed between Copel COM and the Instituto de Tecnologia do Paraná - Tecpar (a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).
Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements.
Copel COM has energy purchase commitments with Dona Francisca totaling R$106,601 on December 31, 2025 (R$15,964 of Copel GeT commitments with Dona Francisca on December 31, 2024) and Copel COM has energy sales commitments with agencies and/or entities linked to the State of Paraná Government, including Sanepar, totaling R$164,540 (R$201,272 on December 31, 2024).
With regard to key management personnel, there are no benefits other than those shown in the table above.
33.1. Guarantees awarded to related parties
Guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 19 and 20 of these financial statements.
The total amount of financial guarantees provided by Copel as of 31 December 2025, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, is R$716 (R$4,261 as of 31 December 2024) and by Copel COM (Copel Mercado Livre) is R$486,019 (R$495,653 as of 31 December 2024).
Guarantees granted by Copel and Copel GeT for financing and debentures of joint ventures are reported below:

Company	Operation	Balance (a)	Interest %
Caiuá Transmissora	Financing BNDES	16,455	49.00
Cantareira Transmissora	Debentures	71,767	49.00
	Financing	299,058
Guaraciaba Transmissora	Financing BNDES	210,093	49.00
	Debentures	91,024
Matrinchã Transmissora (b)	Financing BNDES	172,732	49.00
	Debentures (2nd)	263,226
	Debentures (3rd)
IMTE Transmissora	Financing	23,146	49.00
Paranaíba Transmissora	Financing	289,101	24.50
	Debentures	36,067
(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.
Operation guarantee: pledge of shares owned by Copel GeT in all Companies.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-94

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
34. Commitments
The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

	12.31.2025	12.31.2024
Energy purchase and transportation contracts	101,301,412	102,761,072
Acquisition of assets for electricity distribution	1,049,915	2,435,097
Improvements in transmission facilities	259,213	310,665
Modernization of GPS HPP	209,734	215,573
Acquisition of fixed assets and improvements in wind farms	1,830	25,673
35. Insurance
The specification by risk modality and effective date of the main insurance policies can be seen below:

Policy	End of term	Insured amount
Operational risks	08.24.2026	7,748,650
Operational risks - Cutia and Bento Miguel	05.28.2027	2,582,541
Operational risks - HPP Governador Jayme Canet Junior	08.24.2026	2,334,953
Operational risks - Aventura and SRMN	05.28.2027	1,757,854
Operational risks - Brisa Potiguar	05.28.2027	1,518,217
Operational risks - Ventos de Serra do Mel II and IV	05.28.2027	1,292,937
Operational risks - São Bento	05.28.2027	919,240
Operational risks - Elejor	03.06.2027	901,950
Judicial Guarantee	08.10.2026	683,415
Operational risks - Jandaíra	05.28.2027	664,953
In addition to the insurance policies listed above, the company and its subsidiaries take out other insurance policies with smaller amounts, such as: D&O insurance, general civil liability, judicial and payment guarantee and miscellaneous risks. The company also has an indemnity contract in addition to the D&O insurance.
The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.
36. Additional information to the Statement of Cash Flows
36.1. Transactions not involving cash

	12.31.2025	12.31.2024
Additions of contract assets (a)	221,777	173,709
Acquisitions of fixed assets (a)	2,071	1,738
Additions to the Right-of-use asset (b)	37,875	189,115
	261,723	364,562
(a) Correspond to the amount of purchases made in installments and not yet paid off by the end of the period.
(b) Recognition was offset by the lease liability item (Note 24).
The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.
37. Assets held for sale and Discontinued operations
In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio, the prioritization of investments, actions directly related to its core business (electricity), the concentration on larger assets and the improvement of operational efficiency, Copel has been divesting and recycling assets and participations.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-95

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
37.1. Small Generation Assets
In 2024, the divestment of 13 small generation assets from the wholly-owned subsidiary Copel GeT began. On November 25, 2024, a Share Purchase Agreement and Other Covenants (“CCVA”) was signed with Electra Hydra/Intrepid, in the total amount of R$450,492, corresponding to the equity value of the 13 assets, to be adjusted in accordance with the contractual provisions. In compliance with the provisions of the CCVA, 13 SPEs were created, subsidiaries of Copel GeT, to allocate the associated assets and liabilities and later transfer the shares of the SPEs to the buyer.
On March 31, 2025, April 30, 2025, and July 10, 2025, the divestments of 12 SPEs were completed, at a contractual value of R$425,315, fully received in 2025. As a result of these three closings, Copel GeT recorded a gain of R$205,238, under Other operational income (expenses), net.
These divestments occurred after all conditions precedent related to the assets involved in each closing were met, and on the closing dates, Copel GeT transferred ownership of the shares of the 12 SPEs to the acquirer. The completion of the divestment of the last asset (UTE Figueira) is subject to the satisfaction of conditions precedent, including the termination of the concession which is currently under review by the MME.
37.2. Asset Swap
In December 2024, Copel GeT entered into an asset swap agreement with Eletrobras, whereby the balances of the HPP Colíder were reclassified as assets and liabilities held for sale, as disclosed in the Financial Statements for December 31, 2024. On May 30, 2025, the transaction was completed, as detailed in the business combination presented in Note 1.2.
37.3. HPP Baixo Iguaçu
On February 21, 2025, according to Material Fact 01/25, Copel GeT has exercised its right of first refusal to acquire all shares of Geração Céu Azul S.A. (“Céu Azul”), currently owned by Neoenergia S.A., which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu (“CEBI”), responsible for operating the HPP Baixo Iguaçu, for an equity value of R$984,000. The acquisition commitment was formalized through adherence to the Share Purchase and Sale Agreement and Other Covenants (“CCVA 1”), which had already been negotiated between Neoenergia and the original potential buyer of this stake.
After exercising the right of first refusal, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O. (“CCVA 2”), through which Copel GeT committed to selling to the buyer: (i) the entire shareholding in Céu Azul, which Copel GeT became the owner of at the closing of the transaction provided for in CCVA 1, and (ii) its 30% minority stake in CEBI, for an equity value of R$570,000.
On June 30, 2025, according to Material Fact 05/25, after all the conditions precedent had been met, Copel GeT and Neoenergia concluded the transaction agreed upon in CCVA 1, whereby Copel GeT came to hold all of the shares in Céu Azul capital stock for the amount of R$1,060,804. Thus, Copel GeT may proceed with the closing of CCVA 2 with ENERGO-PRO PARTICIPAÇÕES S.A., successor to DK Holding Investments, S.R.O.
On October 22, 2025, pursuant to Material Fact 10/25, after fulfilling all the conditions precedent and obtaining approvals from the competent authorities, Copel GeT completed the divestment of the Baixo Iguaçu HPP. The equity value of the transaction totaled R$1,683,334, of which R$155,400 was paid in February 2025 (Note 25), R$1,517,934 was credited on the closing date and the remaining R$10,000 was paid on December 30, 2025. The gain from this divestment was R$143,409, recorded in the fourth quarter under Other operational income (expenses), net. On the date of completion of the transaction, Copel GeT transferred to the acquirer the ownership of Céu Azul shares as well as its 30% share in CEBI.
37.4. Photovoltaic enterprises
On August 14, 2025, the Board of Directors of Copel Serviços approved the start of the binding phase for the potential divestment of the solar photovoltaic plants (UFVs) registered with the Company. The project involved the sale of Copel Serviços UFVs together with Copel's equity interest in the joint venture Solar Paraná GD Participações S.A. (Solar Paraná).
On October 31, 2025, the Share Purchase Agreement and Other Covenants (CCVA) was signed by the sellers Copel, Copel Serviços, and Sistechne Participações Societárias Ltda. (a company that owns 51% of Solar Paraná) and the buyer Usina Solar Thopen 89 SPE Ltda. for a total amount of R$78,008 as at December 31, 2024.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-96

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
On December 12, 2025, after fulfilling the conditions precedent for this transaction, the divestment was completed with the transfer of Copel SER UFVs and Copel ownership of shares in Solar Paraná to the buyer. On the same date, Copel and Copel SER received the amounts of R$5,354 and R$74,488, respectively. The result of the transaction was negative in the amount of R$13,052, recorded under Other operational income (expenses), net.
37.5. Balances classified as held for sale
The composition of assets and liabilities classified as held for sale, adjusted for the cessation of depreciation and amortization, is presented below:

	Small generation assets	12.31.2025	HPP Colíder	Small generation assets	12.31.2024
Assets classified as held for sale
Cash and cash equivalents	—	—	—	13	13
Property, plant and equipment	25,177	25,177	1,602,581	245,844	1,848,425
Intangible assets	—	—	16,762	16,626	33,388
	25,177	25,177	1,619,343	262,483	1,881,826
Liabilities associated with assets classified as held for sale
Loans and financing	—	—	484,981	22,695	507,676
Accounts payable related to concession	—	—	32,505	280	32,785
Provisions for legal claims	—	—	—	951	951
	—	—	517,486	23,926	541,412
37.6. Discontinued Operations
The small generation assets, HPP Colíder and the portion of the HPP Baixo Iguaçu belonging to Copel GeT, do not represent a separate line of business or geographical area of operations, nor do they constitute a subsidiary acquired exclusively for resale and, therefore, their results are not disclosed as discontinued operations. The Company continues its activities in the power generation segment. Céu Azul results as of July 1, 2025, totaling R$18,898, are disclosed as a discontinued operation, as it is a subsidiary acquired for resale.
The revenues, costs, and expenses arising from the divestments of UEGA and Compagas in 2024 and 2023, disclosed as discontinued operations, are detailed in the tables below:

Statements of Income from discontinued operations	12.31.2024	12.31.2023
Net operating revenue	561,141	977,149
Operating costs	(446,073)	(692,718)
Gross profit	115,068	284,431
Selling expenses	(16,261)	(11,451)
General and administrative expenses	(37,874)	(59,410)
Other operational income (expenses)	(2,374)	(14,903)
	(56,509)	(85,764)
Profit (loss) before financial results and taxes	58,559	198,667
Financial results	(10,806)	455
Operating profit (loss)	47,753	199,122
Income tax and social contribution	(26,527)	(7,621)
Net income (loss)	21,226	191,501
Gain on the share sales operation	725,778	—
Income tax on sales gains	(255,433)	—
Net income (loss) from discontinued operations	491,571	191,501
Other comprehensive income from discontinued operations	—	1,650
Comprehensive income from discontinued operations	491,571	193,151

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-97

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
The table below presents a reconciliation of the results from discontinued operations. The amounts of intercompany cost and expense eliminations in 2024 and 2023 refer mainly to UEGA operation and maintenance services provided by Copel GET, and to the monetary restatement of dividends from Compagas and UEGA.

	12.31.2024	12.31.2023
Result of discontinued operations attributed to shareholders of the parent company	463,690	100,733
Result of discontinued operations attributed to non-controlling shareholders	16,539	67,485
	480,229	168,218
( + ) Elimination of intercompany costs/expenses	11,342	23,283
Consolidated results of discontinued operations	491,571	191,501

The following tables present Compagas and UEGA cash flow and value added statements in 2024 and 2023.

Statements of Cash Flows from discontinued operations	12.31.2024	12.31.2023
Net income	21,226	191,501
Adjustments to reconcile net income	39,476	(12,547)
Dividends and interest on equity received	36,868	—
Changes in assets and liabilities	(57,434)	14,108
Debentures - interest due and paid	(25,051)	(10,423)
Loan charges granted to related parties	2,763	—
Taxes and charges paid	(14,228)	(57,165)
Cash flows from operational activities	3,620	125,474
Financial investments	(111)	(144)
Receipt of loans granted	49,500	—
Additions to contract assets, property, plant and equipment and intangible assets	(25,659)	(35,380)
Receipt for alienation	584,983	—
Cash flows from investment activities	608,713	(35,524)
Issue of Debentures	—	294,045
Issue of loans and financing	59,935	—
Payments of principal - debentures	(55,313)	(18,437)
Amortization of lease liabilities	(2,338)	(3,041)
Dividends and interest on own capital paid	(11,940)	(195,890)
Cash flows from financing activities	(9,656)	76,677
Changes in cash and cash equivalents	602,677	166,627
38. Subsequent events
38.1. Issuance of debentures and commercial paper
On January 27, 2026, Copel GeT carried out its 11th issue of simple debentures, not convertible into shares, with additional surety guarantee, in a single series in the amount of R$1,200,000, for investments or reimbursement of investments, as detailed in the Deed of Issue. The remuneration corresponds to the variation of the IPCA + 7.1841% p.a., with a maturity of 12 years. Copel GeT entered into interest rate swap agreements for this debenture issue so that the balance of the liability related to this serie now has remuneration linked to the variation of the DI.
On January 19, 2026, Copel DIS made its first issuance of book-entry commercial notes, in a single series in the amount of R$550,000, to reinforce cash flow, as detailed in the Issuance Term. The remuneration corresponds to the variation of the DI + 0.30% p.a., with a maturity of 45 days. On January 29, 2026, Copel DIS made an early settlement of this issue.
On January 27, 2026, Copel DIS made its 11th issue of simple debentures, not convertible into shares, with additional surety guarantee, in a single series in the amount of R$2,000,000, for investments or reimbursement of investments in the improvement, renovation, reinforcement, or expansion of electricity distribution assets, as detailed in the Deed of Issue. The remuneration corresponds to the variation of the IPCA + 7.1841% p.a., with a maturity of 12 years. Copel DIS entered into interest rate swap agreements for this debenture issue so that the balance of the liability related to this serie now has remuneration linked to the variation of the DI.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-98

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
38.2. Renegotiation of the Use of Public Property - Elejor
On February 24, 2026, the Aneel Board unanimously approved the closure of Public Consultation No. 45/2025, the draft amendment to the concession agreement, and the Use of Public Property (UBP) values to be renegotiated so that for Elejor, a subsidiary of Copel, the amount to be paid for the renegotiation totals R$420,631. The calculation considered only the original term of the concession, with a net discount rate of 7.31%. After formal acceptance of the renegotiation, the concessionaire will be responsible for signing the addendum to the concession agreement within a maximum period of 20 days from the date of its notification, and the CCEE will be responsible for collecting the amounts, discounted from any monthly UBP payments already made by the agents after the reference date, which must be paid within a maximum period of 30 days from the signing of the addendum, by direct payment to the CDE.
38.3. Capacity Reserve Auction
On March 18, 2026, according to Material Fact 01/26, the Company was declared the winner for the sale of the Power product, contributing a total of 1,862.8 MW of installed capacity to be contracted for a 15-year term, with fixed gross revenue set at R$ 963.2 million/MW/year for the Foz do Areia HPP (“FDA”) and R$ 1,635.4 million/MW/year for the Segredo HPP. The estimated investment is R$ 4.9 billion and the start of operations is scheduled for August 2030 for both FDA and Segredo.
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
39.1. Condensed statements of financial position

ASSETS	12.31.2025	12.31.2024
Current assets
Cash and cash equivalents	38,537	280,340
Bonds and securities	93	95
Dividends receivables (39.5.3)	1,407,012	2,644,431
Other current receivables	345,002	301,929
Income tax and social contribution	80,125	32,349
Other current recoverable taxes	68	—
Prepaid expenses	485	944
Receivable from related parties (39.5.1)	21,462	4,754
	1,892,784	3,264,842
Noncurrent assets
Other temporary investments	10,874	15,894
Judicial deposits	117,742	136,677
Other noncurrent receivables	32	298,120
Income tax and social contribution	313	79,504
Deferred tax assets	114,618	136,536
Other noncurrent recoverable taxes	43,458	42,126
	287,037	708,857
Investments (39.5.2)	23,589,425	22,431,868
Property, Plant and Equipment, net	7,361	7,248
Intangible Assets	10,514	8,546
Right-of-use asset	7,731	7,815
	23,902,068	23,164,334
Total assets	25,794,852	26,429,176

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-99

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	12.31.2025	12.31.2024
Current liabilities
Payroll, social charges and accruals	24,721	20,805
Related parties (39.5.1)	2,442	1,690
Suppliers (39.5.6)	6,447	3,362
Income tax and social contribution	1,204	—
Other taxes payable	17,650	614
Dividends payable	2,325,889	3,881
Post employment benefits	4,944	4,348
Lease liability	736	604
Other accounts payable	173	369,395
	2,384,206	404,699
Noncurrent liabilities
Payroll, social charges and accruals	3,172	427
Related parties (39.5.1)	5,851	5,851
Post employment benefits	36,083	37,631
Lease liability	7,806	7,761
Other accounts payable	89,106	90,966
Provisions for legal claims (39.5.4)	138,609	207,123
	280,627	349,759
Equity
Share capital	12,821,758	12,821,758
Capital reserve	18,638	5,595
Equity valuation adjustments	287,992	517,408
Treasury shares	(113,389)	(50,044)
Legal reserves	1,900,541	1,766,110
Retained earnings	8,214,479	9,363,866
Additional dividends proposed	—	1,250,025
	23,130,019	25,674,718
Total liabilities and equity	25,794,852	26,429,176

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-100

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
39.2. Condensed statements of income

	12.31.2025	12.31.2024	12.31.2023
Operating revenues (expenses)
General and administrative expenses	(177,901)	(165,896)	(177,097)
Other revenues (expenses), net	(217)	(87,455)	(38,990)
Result of equity in investees	2,916,352	2,512,087	2,332,609
	2,738,234	2,258,736	2,116,522
Operating income before financial results	2,738,234	2,258,736	2,116,522

Financial income (expenses)
Financial revenues	111,888	211,411	145,881
Financial expenses	(149,817)	(147,583)	(115,669)
	(37,929)	63,828	30,212
Operating income	2,700,305	2,322,564	2,146,734

Income tax and social contribution
Income tax and social contribution	(9,069)	6,732	(5,737)
Deferred income tax and social contribution	(21,520)	16,645	17,080
	(30,589)	23,377	11,343
Net income from continuing operations	2,669,716	2,345,941	2,158,077
Discontinued operations
Net income (loss) from discontinued operations	18,898	463,690	100,733
Net income	2,688,614	2,809,631	2,258,810
BASIC EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais
Common shares	0.90524	0.89163	0.78574
Class A preferred shares	—	0.98165	0.90931
Class B preferred shares	—	0.98086	0.80600
DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS – Expressed in Brazilian Reais
Common shares	0.90379	0.89051	0.78574
Class A preferred shares	—	0.98165	0.90931
Class B preferred shares	—	0.98087	0.80600
39.3. Condensed statement of comprehensive income

	12.31.2025	12.31.2024	12.31.2023
NET INCOME	2,688,614	2,809,631	2,258,810
Other comprehensive income
Items that will never be reclassified to profit or loss
Adjustments related to actuarial liabilities
Post employment benefits	1,171	9,483	(25,082)
Post employment benefits - equity	(188,695)	233,629	(234,283)
Taxes on other comprehensive income	(398)	(3,224)	8,528
Items that may be reclassified to profit or loss
Adjustments related to financial assets - equity	1,143	(184)	(2,942)
Total comprehensive income, net of taxes	(186,779)	239,704	(253,779)
TOTAL COMPREHENSIVE INCOME	2,501,835	3,049,335	2,005,031

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-101

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
39.4. Condensed statements of cash flows

	12.31.2025	12.31.2024	12.31.2023
Net cash generated from operating activities	2,568,490	(183,674)	811,605
Cash flow from investing activities
Financial investments	5,022	15,832	(6,109)
Loans and financing granted to related parties	—	(22,200)	(236,024)
Receipt of loans and financing granted to related parties	—	22,200	282,087
Investment disposal	332,239	2,066	14,533
Additions in investments	(550,000)	(613,150)	(61,950)
Capital reduction of investees	294	—	—
Additions to property, plant and equipment	(1,363)	(17)	(1,659)
Additions to intangible assets	(2,952)	(2,378)	(1,742)
Net cash used in investing activities from continuing operations	(216,760)	(597,647)	(10,864)
Net cash generated by investment activities from discontinued operations	—	467,566	(35,000)
Net cash used from investing activities	(216,760)	(130,081)	(45,864)
Cash flow from financing activities
Payments of principal of lease liabilities	(715)	(709)	(512)
Capital increase	—	—	2,031,619
Transaction costs in capital increase	—	—	(14,941)
Share buyback	(70,046)	(50,044)	—
Premium paid to shareholders	(1,273,727)	—	—
Dividends and interest on own capital paid	(1,249,045)	(1,586,565)	(750,371)
Net cash used in financing activities	(2,593,533)	(1,637,318)	1,265,795
Total effects on cash and cash equivalents	(241,803)	(1,951,073)	2,031,536

Cash and cash equivalents at the beginning of the period	280,340	2,231,413	199,877
Cash and cash equivalents at the end of the period	38,537	280,340	2,231,413

Change in cash and cash equivalents	(241,803)	(1,951,073)	2,031,536
39.5. Additional individual information related to Companhia Paranaense de Energia - Copel
39.5.1. Related Parties

	12.31.2025	12.31.2024
Assets
Structure sharing (a)	21,462	4,754
	21,462	4,754
Liabilities
Structure sharing (a)	2,442	1,690
Elejor advance	5,851	5,851
	8,293	7,541
(a) These balances primarily relate to agreements for the sharing of personnel and administrative expenses, as well as service costs, entered into between Copel and its direct and indirect subsidiaries.
39.5.2. Investments

	12.31.2025	12.31.2024
Copel Geração e Transmissão	15,104,664	14,239,420
Copel Distribuição	7,955,689	7,665,584
Copel Serviços	57,477	63,270
Copel Comercialização	312,720	288,626
Elejor	7,726	8,480
Other investments (a)	151,149	166,488
	23,589,425	22,431,868
(a) The information regarding joint ventures, associates and other investments are presented in Note 14.

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-102

COMPANHIA PARANAENSE DE ENERGIA – COPEL and Subsidiaries
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025
All amounts expressed in thousands of Brazilian reais, unless otherwise stated
39.5.3. Dividends receivable

Subsidiaries	12.31.2025	12.31.2024
Copel Geração e Transmissão	798,299	1,699,433
Copel Distribuição	467,500	663,654
Copel Comercialização	138,323	280,873
Joint ventures and Associates
Dona Francisca	2,127	54
Other investments	763	417
	1,407,012	2,644,431
39.5.4. Provisions for legal claims

	12.31.2025	12.31.2024
Tax Claim	133,290	190,571
Labor	4,827	5,099
Employee benefits	492	375
Civil	—	11,078
	138,609	207,123
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

	12.31.2025	12.31.2024
Copel Geração e Transmissão	15,104,664	14,239,420
Copel Distribuição	7,955,689	7,665,584
	23,060,353	21,905,004
39.5.6. Liquidity
The following table shows the expected undiscounted settlement values of the Copel liabilities, in each time range:

	Interest	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2025
Suppliers	—	6,361	—	86	—	—	6,447
Lease liability	10.00% to 15.55% p.a.	90	172	717	2,770	6,903	10,652
		6,451	172	803	2,770	6,903	17,099

TABLE OF CONTENTS | | Form 20-F 2026_FY25 | COPEL and Subsidiaries | F-103